Form 20-F/A
period 2014-12-31
Hoegh LNG Partners LP
filed 2015-11-30
CIK 1603016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

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
International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐   Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

EXPLANATORY NOTE

Höegh LNG Partners LP ( “we,” “our,” “us” or “the Partnership”)is filing this Annual Report on Form 20-F/A for the year ended December 31, 2014 (“this Amendment” or “this Form 20-F/A”) to amend its Annual Report on Form 20-F for the year ended December 31, 2014 that was filed with the Securities and Exchange Commission (“SEC”) on April 28, 2015 (the “Original Filing”).

1.	Value added taxes (“VAT”), withholding taxes (“WHT”) and other

We announced in August 2015 that we were reviewing our accounting treatment for certain Indonesian value added tax (“VAT”) and Indonesian withholding tax (“WHT”) transactions for the years ended December 31, 2014 and 2013. All of the VAT and WHT restatement adjustments relate to our subsidiary, PT Hoegh LNG Lampung. In completing our review and reconciliation procedures during 2015, certain VAT balances recorded to our consolidated and combined carve-out balance sheet raised concerns about the appropriateness of the accounting treatment for VAT. Our review and reconciliation procedures were subsequently expanded to include WHT balances. In the course of our review, we also completed a detailed analysis to confirm that all VAT and WHT transactions had been properly reported to Indonesian tax authorities.

Errors in accounting treatment of VAT and WHT

In Indonesia, the general rule is that VAT paid on supplier invoices is creditable (“creditable VAT”) against VAT received on customer invoices in determining the net amount of VAT due to the Indonesian tax authorities. The proper accounting treatment for creditable VAT paid on supplier invoices is to record it as a receivable on the balance sheet since it reduces the VAT liability due to the tax authorities on VAT received for customer invoices. However, prior to the start-up of revenue generating activities, VAT on most supplier invoices is non-creditable (“non-creditable VAT”). As a result, non-creditable VAT paid to the tax authorities on supplier invoices cannot subsequently be credited against VAT received on customer invoices. The proper accounting is to record non-creditable VAT as part of the expense of the associated supplier invoices or to capitalize it as a component of the asset to which it relates. Non-creditable VAT was incorrectly recorded as a VAT receivable in our consolidated and combined carve-out balance sheets for the years ended December 31, 2014 and 2013. Non-creditable VAT should have been recorded as components of vessel operating expenses, construction contract expenses, administrative expenses, newbuilding (net investment in direct financing lease) or deferred debt issuance cost.

In addition, due to the understanding reached with the charterer releasing it from the obligation to pay the charter invoices for September and October 2014, a correction to expense the VAT associated with the invoices that were not payable from the charterer was required. Following PT Hoegh LNG Lampung’s inquiry process with the Indonesian tax authorities on the proper basis for applying VAT to the construction contract invoices related to the Tower Yoke Mooring System (“the Mooring”), an adjustment of approximately $6.2 million was recorded to increase the trade receivables from the charterer and VAT liabilities due to the Indonesian tax authorities on our consolidated and combined carve-out balance sheet.

In Indonesia, WHT is due to be paid on supplier invoices from foreign vendors providing services, goods and financing depending upon applicable tax treaties. The proper accounting treatment is to record WHT as an expense of the period, as other items, net, or a component of the capitalized asset (newbuilding (net investment in direct financing lease) or deferred debt issuance cost). Certain tax amounts are also required to be withheld by the charterer on payments of the time charter /customer invoices. Our accounting policy is to record our revenues net of taxes. WHT paid on supplier invoices and withheld on time charter invoices was incorrectly recorded to a liability account in the consolidated and combined carve-out balance sheet.

PT Hoegh LNG Lampung uses an external service provider to complete filings for VAT and WHT to the Indonesian tax authorities as a basis for settlement of its VAT and WHT liabilities. The accuracy of the filings submitted to the tax authorities is dependent on PT Hoegh LNG Lampung providing the external service provider with transaction information for the VAT and WHT computation. In the course of its review, we identified certain VAT and WHT amounts that had not been previously reported. Amendments to previous VAT and WHT filings have been made to the Indonesian tax authorities and the impact, including penalties imposed by the Indonesian tax authorities, recorded as part of the restatement adjustments.

Pursuant to the omnibus agreement with Höegh LNG Holdings Ltd. (“Höegh LNG”), we are indemnified by Höegh LNG for non-budgeted, non-creditable Indonesian VAT and non-budgeted Indonesian WHT, and any related impact on cash flow for the periods included in this Form 20-F/A and as further described in note 17 to the Partnership’s consolidated and combined carve-out financial statements. The Partnership filed a claim for, and received payment from Höegh LNG with respect to, indemnification with respect to non-budgeted VAT and WHT related to the restatement periods up to and including December 31, 2014 of approximately $1.2 million in the fourth quarter of 2015.

Related adjustments

As a consequence of the reimbursable nature of certain VAT and WHT expenses under PT Hoegh LNG Lampung’s time charter, related adjustments are required for revenue recognition as follows:

Related adjustments to revenues: Under terms of its time charter, PT Hoegh LNG Lampung is reimbursed by the charterer for Indonesian corporate income taxes, WHT on certain interest expenses, certain services and dividends and all Indonesian taxes, including VAT, related to the Mooring. During 2014, the charterer was invoiced for an estimate of the reimbursement of applicable taxes (the “Tax element”) which is subject to a final settlement pending an audit process to compare the invoiced Tax element to actual applicable taxes incurred. The revenue on the Tax element was recognized in our consolidated and combined carve-out income statements only to the extent that applicable taxes were identified as incurred during the applicable period. The remaining invoiced Tax element was deferred pending the completion of the audit process. As of November 30, 2015, the date of the filing of this Form 20-F/A, the final settlement of the Tax element has not been completed. As a result of identifying additional VAT related to the Mooring and WHT expenses recorded as part of the restatement, previously deferred revenues for the Tax element have been recognized as revenue in the restatement adjustments for the additional actual taxes incurred to the extent that such revenues are deemed fixed and determinable.

Pursuant to our omnibus agreement, we were indemnified by Höegh LNG for the hire rate, taxes and VAT payments not received under PT Hoegh LNG Lampung’s time charter for September and October 2014. We received indemnification payments from Höegh LNG in September and October 2014, respectively, for the September and October 2014 invoices not paid by the charterer of $6.5 million and $6.7 million, respectively. We originally recognized part of the payments from Höegh LNG for September and October 2014 as revenue, net of certain deferrals related to part of the tax element and VAT. As a result of identifying additional VAT and WHT expenses recorded as part of the restatement, restatement adjustments include recognition of previously deferred indemnification revenues of approximately $4.9 million. After the restatement adjustments, all of the indemnification payments for the September and October 2014 invoices have been recognized as revenue and there is no remaining deferred indemnification on our consolidated and combined carve-out balance sheet.

Adjustments to revenue that were associated with Indonesian VAT and WHT related to the Mooring have been included in the construction contract revenues. All other adjustments to revenue are included in the time charter revenues or other revenues. As a result of restating the total estimated construction contract expenses and revenues, the computation of the percentage of completion method has been restated.

Reclassification and tax adjustments: As we completed our review of the financial reporting for PT Hoegh LNG Lampung, we identified certain other corrections related to PT Hoegh LNG Lampung for 2014. The main correction was related to a reclassification between vessel operating expenses and administrative expenses. The correction recorded resulted in a decrease in vessel operating expenses and an offsetting increase in administrative expenses for the year ended December 31, 2014. In addition, when the Indonesian tax advisors completed the computation of the tax loss carryforward based upon the restated results for PT Hoegh LNG Lampung the for the year ended December 31, 2014, they altered the tax treatment of a component of the losses on derivative instruments compared with the original tax computation for the year ended December 31, 2014. The tax advisors had subsequently identified a private Indonesian tax ruling indicating that all of the gains and losses on derivative instruments were not tax deductible. As a result, we have re-evaluated the recognition of the deferred tax asset and associated valuation allowance recorded as a component of other comprehensive income in equity related to the derivative instrument. The net impact of the restatement adjustment increased the deferred tax asset and the income tax benefit recorded to other comprehensive income by $0.1 million.

2.	Indirect adjustments related to VAT and WHT

In addition to the related adjustments described above, the restatement adjustments related to VAT and WHT impacted the capitalized cost of PT Hoegh LNG Lampung’s newbuilding (net investment in direct financing lease) and deferred debt issuance cost related to the Lampung facility and the basis for computing the revenue for the direct financing lease and amortization of debt issuance cost. The lease element of PT Hoegh LNG Lampung’s time charter is accounted for as a direct financing lease. As a result of the restatement adjustments described above, the effective interest rate method was recalculated for the revenue for the direct financing lease and for the amortization of the deferred debt issuance cost. The changes in accounting for the resulting amortization of the direct financing lease and the deferred debt issuance cost do not affect or our cash flows or liquidity.

As a result of the conclusions above described above, we are restating in this Form 20-F/A our historical consolidated and combined carve-out balance sheets as of December 31, 2014 and 2013, our consolidated and combined carve-out statements of income, comprehensive income, changes in partners’ capital/owners equity and cash flows for the years ended December 31, 2014 and 2013 and our selected financial data as of and for the year ended December 31, 2014 and 2013. There is no effect related to these items impacting the year ended December 31, 2012 or to the total equity at the beginning of the earliest period presented.

The following table presents the effect of the restatement on our previously reported net income (loss) and total equity as of the date and for the periods shown:

	Net income (loss)			Total equity
(in thousands of U.S. dollars)	August 12 to December 31, 2014	January 1 to August 12, 2014	Year ended December 31, 2013	As of December 31, 2014	As of December 31, 2013
	(Post-IPO)	(Pre-IPO)	(Pre-IPO)
As previously reported	$13,195	(10,786)	40,527	237,440	$(48,035)
Adjustments:
VAT, WHT and other	75	(1,065)	(61)	(957)	(61)
Indirect adjustments	(15)	(90)	—	(105)	—
As restated	$13,255	(11,941)	40,466	236,378	$(48,096)

The following table presents the effect of the restatement on our previously reported comprehensive income the periods shown:

	Year ended December 31, 2014
		Adjustments
(in thousands of U.S. dollars, except per unit amounts)	As reported	VAT, WHT and other	Indirect adjustments	As restated
Net income	$2,409	(990)	(105)	$1,314
Unrealized losses on cash flow hedge	(10,159)	—	—	(10,159)
Income tax benefit	1,890	94	—	1,984
Other comprehensive income	(8,269)	94	—	(8,175)
Comprehensive income (loss)	$(5,860)	(896)	(105)	$(6,861)

	Year ended December 31, 2013
		Adjustments
(in thousands of U.S. dollars, except per unit amounts)	As reported	VAT, WHT and other	Indirect adjustments	As restated
Net income	$40,527	(61)	—	$40,466
Unrealized losses on cash flow hedge	—	—	—	—
Income tax benefit	—	—	—	—
Other comprehensive income	—	—	—	—
Comprehensive income (loss)	$40,527	(61)	—	$40,466

Note 2 d. of the notes to the consolidated and combined carve-out financial statements included in this Form 20-F/A reflects the line item adjustments as a result of the restatement to our consolidated and combined carve-out financial statements and provides additional information about this restatement.

In addition, Exhibit 15.1 filed with this Form 20-F/A, which contains the condensed financial information of our parent company, Höegh LNG Partners LP, as of December 31, 2014 and for the period April 1-December 31, 2014, has been restated. Note 2 of the notes to such condensed financial information reflects the changes as a result of the restatement to the condensed financial information of Höegh LNG Partners LP.

Management also has determined that there were control deficiencies relating to the preparation of Indonesia VAT and WHT documentation and the accounting for Indonesia VAT and WHT which gave rise in part to this restatement and constituted a material weakness in our internal control over financial reporting. The material weakness, and our process for remediation thereof, are further described in Item 15. “Controls and Procedures.”

We are restating portions of Items 3,4, 5,7,15,18 and 19 for the information affected by the restated financial statements in this Form 20-F/A. Other Items in this Form 20-F/A are included for the convenience of the reader only and have not been updated from the Original Filing.

Except for the restated information described above, this Form 20-F/A continues to present information as of the date of the Original Filing. Other events occurring after the filing of the Original Filing or other disclosures necessary to reflect subsequent events have been or will be addressed in other reports filed with or furnished to the SEC subsequent to the date of the Original Filing. This Form 20-F/A includes currently-dated certifications from our Chief Executive Officer and Chief Financial Officer, as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, the dual-dated report of our independent registered public accounting firm, a restated Exhibit 15.1 as described above and the letter agreement, dated August 12, 2015, which supplements the omnibus agreement and relates to the restatement. The changes we have made are a result of and reflect the restatement described herein; no other information in the Original Filing has been updated.

Since this Form 20-F/A restates all of the financial information for the 2013 and 2014, we do not intend to amend our previously furnished reports on Form 6-K for periods ended prior to December 31, 2014. As a result, you should not rely on prior filings, but should rely upon the restated consolidated and combined carve-out financial statements, reports of our independent registered public accounting firm and related financial information for 2013 and 2014 contained in this Form 20-F/A.

HÖEGH LNG PARTNERS LP

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements concerning future events and our operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	FSRU and LNG carrier market trends, including hire rates and factors affecting supply and demand;

•	our anticipated growth strategies;

•	our anticipated receipt of dividends and repayment of indebtedness from joint ventures;

•	the effect of the worldwide economic environment;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in our operating expenses, including drydocking and insurance costs;

•	our ability to make cash distributions on the units and the amount of any borrowings that may be necessary to make such distributions;

•	our ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the future financial condition of our existing or future customers;

•	our ability to make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by our customers;

•	our ability to maintain long-term relationships with our customers;

•	our ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;

•	our ability to purchase vessels from Höegh LNG in the future, including the FSRU Independence and Höegh LNG’s two FSRU newbuildings or other FSRUs or LNG carriers;

•	our continued ability to enter into long-term, fixed-rate charters;

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	expected pursuit of strategic opportunities, including the acquisition of vessels;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	timely acceptance of our vessels by their charterers;

•	termination dates and extensions of charters;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	expected demand in the FSRU sector and in the LNG shipping sector in general and the demand for FSRUs and LNG carriers in particular;

•	availability of skilled labor, vessel crews and management;

•	our incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under our ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of the Partnership and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	our ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of our common units in the public market;

•	our business strategy and other plans and objectives for future operations; and

•	our ability to successfully remediate any material weaknesses in our internal control over financial reporting and our disclosure controls and procedures.

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

The information included in Item 1 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.

Not applicable.

Item 2.	Offer Statistics and Expected Timetable

The information included in Item 2 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.

Not applicable.

Item 3.	Key Information

Except for the information included in “Item 3.A. Selected Financial Data” and additional disclosures provided in “Item 3.D. Risk Factors — Risks Inherent in Our Business — We face risks relating to our ineffective internal control over financial reporting” and “Item 3.D. Risk Factors — Risks Inherent in an Investment in Us — We are an ‘emerging growth company’ and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common units less attractive to investor,” Item 3 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.

A.	Selected Financial Data (Restated)

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

The information presented in the following table and related footnotes has been adjusted to reflect the restatement of our financial results which is described in the Explanatory Note above. A reconciliation of our previously reported consolidated and combined carve-out financial statements to our restated consolidated and combined carve-out financial statements as of December 31, 2013 and 2014 and for the years ended December 31, 2013 and 2014 is included in note 2.d. of the notes to our consolidated and combined carve-out financial statements.

	Year Ended December 31,
(in thousands of U.S. dollars, except per unit, information and fleet data)	2014	2013	2012
	(Restated)	(Restated)
Statement of Income Data:
Time charter revenues	$22,227	$—	$—
Construction contract revenues	51,868	51,062	5,512
Other revenue	474	511	—
Total revenues	74,569	51,573	5,512
Voyage expenses	(1,139)	—	—
Vessel operating expenses	(6,197)	—	—
Construction contract expenses	(38,570)	(43,958)	(5,512)
Administrative expenses	(12,566)	(8,043)	(3,185)
Depreciation and amortization	(1,317)	(8)	—
Total operating expenses	(59,789)	(52,009)	(8,697)
Equity in earnings of joint ventures	(5,330)	40,228	5,007
Operating income	9,450	39,792	1,822
Interest income	4,959	2,122	2,481
Interest expense	(9,665)	(352)	(114)
Loss on derivative financial instrument	(161)	—	—
Other items, net	(2,788)	(1,096)	(1)
Income before tax	1,795	40,466	4,188
Income tax expense	(481)	—	—
Net income	$1,314	40,466	$4,188
Earnings per unit:
Common unit public (basic and diluted)	$0.50	$—	$—
Common unit Höegh LNG (basic and diluted)	$0.50	$—	$—
Subordinated units (basic and diluted)	$0.50	$—	$—
Cash distributions declared and paid per unit	$0.52	$—	$—
Balance Sheet Data (at end of period):
Assets:
Cash and cash equivalents	$30,477	$108	$100
Restricted cash	37,119	10,700	10,700
Demand note due from owner	143,241	—
Current portion of advances to joint ventures	6,665	7,112	6,675
Long term advances to joint ventures	12,287	17,398	21,996
Newbuilding	—	122,572	86,067
Net investment in direct financing lease	295,363	—	—
Total assets	563,548	228,624	135,125
Liabilities and equity:
Accumulated losses of joint ventures	59,630	54,300	94,528
Amount, loans and promissory notes due to owners and affiliates	6,486	208,637	91,585
Long term debt	193,271	—	—
Owner's equity	—	(48,096)	(53,229)
Total Partners' capital	244,553	—	—
Total liabilities and equity	$563,548	$228,624	$135,125
Cash Flow Data:
Net cash provided by (used in) operating activities	$27,976	$(41,217)	$(7,635)
Net cash used in investing activities	(292,199)	(30,781)	(61,709)
Net cash provided by financing activities	294,592	72,006	69,444
Fleet data:
Number of vessels	3	2	2
Average age (in years)	3.5	3.9	2.9
Average charter length remaining excluding options (in years)	16.7	16.1	17.1
Average charter length remaining including options (in years)	24.9	26.1	27.1
Other Financial Data:
Segment EBITDA(1)	$48,931	$31,919	$29,239
Adjusted EBITDA(1)	$50,272	$31,919	$29,239
Capital expenditures:
Expenditures for vessels and equipment	172,324	36,590	58,138
Selected Segment Data:
Joint venture FSRUs (proportionate consolidation)(2)
Segment Statement of Income Data:
Time charter revenues	$41,319	41,110	$41,076
Segment EBITDA (1)	32,834	32,347	32,424
Operating income	$23,686	23,294	$23,364
Segment Balance Sheet Data (at end of year):
Vessels, net of accumulated depreciation	$279,670	286,460	$294,993
Total assets	$300,327	307,335	$315,566
Segment Capital expenditures:
Expenditures for vessels & equipment	$2,434	522	$1,435

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

	Year ended December 31, 2014
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Consolidated & combined carve-out reporting
	(Restated)		(Restated)	(Restated)	(Restated)
Reconciliation to net income (loss)
Net income (loss)	$8,375	(5,330)	(1,731)	1,314	$1,314
Interest income	—	—	(4,959)	(4,959)	(4,959)
Interest expense, net	9,198	17,121	467	26,786	9,665
Depreciation and amortization	1,317	9,148	—	10,465	1,317
Income tax (benefit) expense	505	—	(24)	481	481
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	17,121
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	9,148
Other financial items (1)	2,915	11,895	34	14,844	2,949
Equity in earnings of JVs: Other financial items (1)	—	—	—	—	11,895
Segment EBITDA	22,310	32,834	(6,213)	48,931	48,931
Cash collection/ principal payment on direct financing lease	1,341	—	—	1,341	1,341
Adjusted EBITDA	$23,651	32,834	(6,213)	50,272	$50,272

	Year ended December 31, 2013
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Consolidated & combined carve-out reporting
	(Restated)		(Restated)	(Restated)	(Restated)
Reconciliation to net income (loss)
Net income (loss)	$1,669	40,228	(1,431)	40,466	$40,466
Interest income	—	—	(2,122)	(2,122)	(2,122)
Interest expense, net	352	18,085	—	18,437	352
Depreciation and amortization	8	9,053	—	9,061	8
Income tax (benefit) expense	—	—	—	—	—
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	18,085
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	9,053
Other financial items (1)	1,096	(35,019)	—	(33,923)	1,096
Equity in earnings of JVs: Other financial items (1)	—	—	—	—	(35,019)
Segment EBITDA	3,125	32,347	(3,553)	31,919	31,919
Cash collection/ principal payment on direct financing lease	—	—	—	—	—
Adjusted EBITDA	$3,125	32,347	(3,553)	31,919	$31,919

	Year ended December 31, 2012
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Consolidated & combined carve-out reporting
Reconciliation to net income (loss)
Net income (loss)	$(2,487)	5,007	1,668	4,188	$4,188
Interest income	—	(1)	(2,481)	(2,482)	(2,481)
Interest expense, net	114	19,033	—	19,147	118
Depreciation and amortization	—	9,060	—	9,060	—
Income tax (benefit) expense	—	—	—	—	—
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	19,033
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	9,060
Other financial items (1)	1	(675)	—	(674)	1
Equity in earnings of JVs: Other financial items (1)	—	—	—	—	(675)
Segment EBITDA	(2,372)	32,424	(813)	29,239	29,239
Cash collection/ principal payment on direct financing lease	—	—	—	—	—
Adjusted EBITDA	$(2,372)	32,424	(813)	29,239	$29,239

(1)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest changes.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors (Restated)

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

We face risks relating to our ineffective internal control over financial reporting.

As a result of our review of our internal control over financial reporting in connection with the preparation of this Form 20-F/A, we identified a combination of control deficiencies related to the accounting treatment for certain Indonesian VAT and WHT transactions for the year ended December 31, 2014, which together constituted a material weakness in our internal control of financial reporting. In addition, management has concluded, based primarily on the identification of the material weakness, that our disclosure controls and procedures were not effective at December 31, 2014. See “Item 15. Controls and Procedures.” We have not yet remediated our material weakness. If we are unable to successfully remediate this material weakness in a timely manner, or if in the future we are unable to maintain effective internal controls and disclosure controls, investors may lose confidence in our reported financial information, which could lead to a decline in the price of our common units, limit our ability to access the capital markets in the future, and require us to incur additional costs to improve our internal control and disclosure control systems and procedures. Further, if lenders lose confidence in the reliability of our financial statements, it could have a material adverse effect on our ability to fund our operations.

Because of an exemption for newly public companies, our management will not be required to make its first annual assessment of our internal control over financial reporting until our annual report for the year ending December 31, 2015. Our efforts to develop and maintain effective internal controls and disclosure controls may not be successful, and we may be unable to maintain effective controls over our financial processes and reporting in the future or to comply with our obligations under the Sarbanes-Oxley Act of 2002.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting and an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to our auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements. For as long as we take advantage of the reduced reporting obligations, the information that we provide unitholders may be different than information provided by other public companies. We cannot predict if investors will find our common units less attractive because we may rely on these exemptions. If some investors find our common units less attractive as a result, there may be a less active trading market for our common units and our unit price may be more volatile. Furthermore, if we fail to successfully remediate the material weakness in our internal control of financial reporting as described in “Item 15. Controls and Procedures” or to maintain an effective system of internal controls and disclosure controls in the future, we may not be able to accurately report our financial results or prevent fraud. Please read “—Risks Related to Our Business—We face risks relating to our ineffective internal control over financial reporting.”

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

Based on our current and projected method of operation, we believe that we were not a PFIC for our initial taxable year, and we expect that we will not be treated as a PFIC for the current or any future taxable year. We expect that more than 25.0% of our gross income for our current taxable year and each future year was or will be nonpassive income, and more than 50.0% of the average value of our assets for each such year will be held for the production of such nonpassive income. This belief is based on certain valuations and projections regarding our assets, income and charters. While we believe these valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

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

We believe that we currently qualify and we expect that we will continue to qualify for the foreseeable future, for an exemption from U.S. tax on any U.S. source gross transportation income under Section 883 of the Code, and we expect to take this position for U.S. federal income tax purposes. Please read “Item 4.B— Business Overview—Taxation of the Partnership.” However, there are factual circumstances, including some that may be beyond our control, which could cause us to lose the benefit of this tax exemption. In addition, our position that we qualify for this exemption is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Therefore, we can give no assurance that the IRS will not take a different position regarding our qualification for this tax exemption.

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

Except for the description of the tax element of the hire rate under the PGN FSRU Lampung time charter included under “Item 4.B. Business Overview – PGN FSRU Lampung Time Charter – Hire Rate” and “Taxation of the Partnership – Indonesian Taxation,” Item 4 of the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing

A.	History and Development of the Partnership

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

B.	Business Overview (Restated)

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

Purchase Option

PGN was granted an option to purchase the PGN FSRU Lampung at specified prices based upon the year in which the option is exercised. Such option to purchase may be exercised commencing in June 2018; however, it may not be exercised if either of the charter extension options has expired without exercise. The option is exercisable upon PGN giving us notice specifying the time and date of delivery, which must be after the third anniversary of the date of delivery. The option to purchase survives termination of the time charter. While we currently believe that it is unlikely that the purchase option will be exercised and we believe that the compensation we would receive upon any exercise by PGN of its purchase option would adequately compensate us for the loss of the PGN FSRU Lampung , there can be no assurance that any proceeds payable to us upon exercise of the option would adequately compensate us for the loss of the PGN FSRU Lampung. If PGN exercises its option to purchase the PGN FSRU Lampung, we will attempt to acquire a replacement vessel with the proceeds from such exercise. However, we may be unable to acquire a suitable replacement vessel, because, among other things that are beyond our control, there may be no replacement vessels that are readily available for purchase at a price that is equal to or less than the proceeds from the option exercise and on terms acceptable to us, or the purchase price of a replacement vessel at the time we identify such replacement vessel may be greater than the proceeds we receive from the exercise of the option. In addition, the hire rate of any replacement vessel we are able to acquire may be lower than the hire rate under the charter. Our inability to find a suitable replacement vessel or the chartering of a replacement vessel at a lower hire rate would have a material adverse effect on our cash flow and on our ability to make cash distributions to our unitholders. Please read “Item 3. D. Risk Factors—Risks Inherent in Our Business—PGN has the option to purchase the PGN FSRU Lampung beginning June 2018. If PGN exercises this option, it could have a material adverse effect on our operating cash flows and our ability to make cash distributions to our unitholders.”

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

A full list of our significant operating and vessel-owning subsidiaries is included in Exhibit 8.1.

D.	Property, Plant and Equipment

Other than the vessels in our initial fleet, we do not have any material property.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects (Restated)

You should read the following discussion of our financial condition and results of operations in conjunction with “Item 3.A. Selected Financial Data” and “Item 4. Information on the Partnership” and the consolidated and combined carve-out financial statements and related notes of Höegh LNG Partners LP and the combined financial statements and related notes of our joint ventures owning the GDF Suez Neptune and the GDF Suez Cape Ann, each included elsewhere in this Annual Report. We account for our equity interests in our joint ventures owning the GDF Suez Neptune and the GDF Suez Cape Ann as equity method investments in our consolidated and combined carve-out financial statements. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. Such financial statements, including related notes thereto, have been prepared in accordance with U.S. GAAP and are presented in U.S. Dollars. The information below has been adjusted solely to reflect the impact of the restatement on our financial results which is more fully described in note 2.d. of the notes of the consolidated and combined carve-out financial statements contained in this Form 20-F/A and to include the section entitled “Restatement of Previously Issued Financial Statements” below and does not reflect any subsequent information or events occurring after the date of the Original Filing or update any disclosure herein to reflect the passage of time since the date of the Original Filing.

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

Restatement of Previously Issued Financial Statements

Please read note 2.d. of the notes to our consolidated and combined carve-out financial statements for a more detailed discussion of our restated results and the basis for them. The following table presents the effect of the restatement on the Partnership’s previously reported net income (loss) and total equity as of the date and for the periods shown:

	Net income (loss)			Total equity
(in thousands of U.S. dollars)	August 12 to December 31, 2014	January 1 to August 12, 2014	Year ended December 31, 2013	As of December 31, 2014	As of December 31, 2013
	(Post-IPO)	(Pre-IPO)	(Pre-IPO)
As previously reported	$13,195	(10,786)	40,527	237,440	$(48,035)
Adjustments:
VAT, WHT and other	75	(1,065)	(61)	(957)	(61)
Indirect adjustments	(15)	(90)	—	(105)	—
As restated	$13,255	(11,941)	40,466	236,378	$(48,096)

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

Under the GDF Suez Neptune and GDF Suez Cape Ann time charters, a vessel generally will be deemed off-hire if she is not available for the charterer’s use for a specific amount of time due to, among other things:

•	failure of an inspection that prevents the vessel from performing normal commercial operations;

•	scheduled drydocking that exceeds allowances;

•	the vessel’s inability to discharge regasified LNG at normal performance;

•	requisition of the vessel; or

•	the vessel owner’s failure to maintain the vessel in compliance with her specifications and contractual standards or to provide the required crew.

The hire rate under the PGN FSRU Lampung time charter consists of the following three cost components:

•	Capital Element. The capital element is a fixed per day fee, which is intended to cover remuneration due to the vessel owner for use of the vessel and the provision of time charter services.

•	Operating and Maintenance Element. The operating and maintenance element is a fixed per day fee, subject to annual adjustment, which is intended to cover the operating costs of the vessel, including manning costs, maintenance and repair costs, consumables and stores costs, insurance costs, management and operational costs, miscellaneous costs and alterations not required by Det Norske Veritas GL to maintain class or the IMO.

•	Tax Element. The tax element is a fixed per day fee, equal to the vessel owner’s reasonable estimate of the tax liability for that charter year divided by the number of days in such charter year. If the vessel owner receives a tax refund or credit, the vessel owner will pay such amount to the charterer. The tax liability includes Indonesian corporate income taxes, defined withholding taxes and all Indonesian taxes associated with the Mooring. The time charter requires an annual audit to determine the difference between the invoiced estimate of the tax liability and the actual tax liability. If the vessel owner’s reasonable estimate of the tax liability varied from the actual tax liability, the vessel owner or the charterer, as applicable, will pay to the other party the difference in such amount.

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

Historical Employment of Our Fleet

The following table describes the operations of the vessels in our fleet.

Vessel	Description of Historical Operations
GDF Suez Neptune	Delivered in November 2009. Has operated under a long-term time charter with GDF Suez, which commenced on delivery.
GDF Suez Cape Ann	Delivered in June 2010. Has operated under a long-term time charter with GDF Suez, which commenced on delivery.
PGN FSRU Lampung	Delivered in April 2014. Has operated under a long-term time charter with PGN, which commenced on July 21, 2014.

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

•	The size of our fleet continues to change. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries. For example, the PGN FSRU Lampung was delivered from the shipyard in April 2014 and commenced operations in July 2014 and, as such, has had limited historical operations. In addition, pursuant to the omnibus agreement, we will have the right to purchase from Höegh LNG any FSRU or LNG carrier operating under a charter of five or more years, and we will have the right to purchase from Höegh LNG all or a portion of its interests in the Independence, if her purchase price is agreed upon in accordance with the provisions of the omnibus agreement. Furthermore, we may grow through the acquisition in the future of additional vessels as part of our growth strategy.

•	We no longer own the Mooring and will not have construction contract revenue and expenses. Our historical results of operations include revenues and expenses related to the construction of the Mooring, an offshore installation that is used to moor the PGN FSRU Lampung. The construction of the Mooring was 100% complete in the fourth quarter of 2014 and the Mooring was transferred to the charterer. We do not expect to engage in the construction of moorings in the next few years. Höegh LNG may deliver mooring solutions prior to us acquiring FSRUs under the omnibus agreement. However, when time charters expire on existing vessels or if we acquire vessels from third parties, we may offer construction of moorings to new charterers.

•	Upon completion of the IPO, we have increased interest income. At the closing of the IPO, we lent $140 million to Höegh LNG in exchange for a note bearing interest at a rate of 5.88% per annum, which is repayable on demand or which we can elect to utilize as part of the purchase consideration in the event we purchase all or a portion of Höegh LNG’s interests in the Independence or another FSRU or LNG carrier operating under a charter of five or more years. Interest income attributable to the note is included in our consolidated and combined carve-out financial statements subsequent to the IPO and will continue until the demand note is utilized or repaid.

•	Our historical results of operations are affected by significant gains and losses relating to derivative transactions. Our historical results of operations reflect significant gains and losses relating to interest rate swap contracts that impact our equity in earnings for our joint ventures and were entered into by our joint ventures. On March 17, 2014, we entered into interest rate swap contracts related to the Lampung facility (as defined below). The interest rate swaps are designated as cash flow hedges for accounting purposes, however, certain amortization and the ineffective portion of the hedge impacts the results of operations. Refer to note 18 of our consolidated and combined carve-out financial statements. We may enter into additional (i) interest rate swap contracts to economically hedge all or a portion of our exposure to floating interest rates and (ii) foreign currency swap contracts to economically hedge risk from foreign currency fluctuations.

•	Our historical results of operations reflect allocated administrative costs that may not be indicative of future administrative costs. The administrative costs included in our historical results of operations prior to the IPO have been determined by allocating certain of Höegh LNG’s administrative costs, after deducting costs directly charged to Höegh LNG’s subsidiaries for services provided by the administrative staff, to us principally based on the size of our fleet (including newbuildings) in relation to the size of Höegh LNG’s fleet (including newbuildings). These allocated costs may not be indicative of our future administrative costs. In connection with the IPO, we and our operating company have entered into an administrative services agreement with Höegh UK and our operating company has entered into an administrative services agreement with Leif Höegh UK, pursuant to which Höegh UK and Leif Höegh UK provide us and our operating company with certain administrative services. Höegh UK also subcontracts certain of the administrative services provided under its administrative services agreement to Höegh Norway and Leif Höegh UK. Subsequent to the IPO, we reimburse Höegh UK and Leif Höegh UK, and Höegh UK reimburses Höegh Norway and Leif Höegh UK, for the reasonable costs and expenses incurred in connection with the provision of the services under such administrative services agreements. In addition, Höegh UK pays to Höegh Norway (and, with respect to certain services, Leif Höegh UK) a service fee in U.S. Dollars equal to 5.0% of the costs and expenses incurred in connection with providing services.

•	We will incur additional general and administrative expense as a publicly traded limited partnership. Subsequent to our IPO in August 2014, we began to incur costs of being a publicly traded partnership as part of our general and administrative expenses. These costs include costs for implementing internal controls, preparing SEC filings including associated auditor and legal fees, holding the unitholder meetings, travelling for investor relations meetings, registrar and transfer agent fees, and incremental director and officer liability insurance costs and directors’ compensation.

•	Our results of operations are affected by accounting for the PGN FSRU Lampung time charter as a direct financing lease. When the PGN FSRU Lampung began operating under her charter, we recorded a receivable (net investment in direct financing lease) and removed the PGN FSRU Lampung from our balance sheet. The lease element of time charter payments under the PGN FSRU Lampung time charter is split between revenues and the repayment of part of the receivable. The revenues are recorded using the effective interest method, which provides for a constant rate of return on the net investment. As a result, the revenues will decline over time as more of the time charter payments are treated as a repayment of the receivable. However, the cash flows from the PGN FSRU Lampung are not impacted by the accounting treatment. In addition, since the vessel is reclassified to the net investment in direct financing lease on the balance sheet, there is no charge for depreciation expense.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	the number of vessels in our fleet;

•	our ability to successfully employ our vessels at economically attractive hire rates as long-term charters expire or are otherwise terminated;

•	our ability to maintain strong relationships with our existing customers and to increase the number of customer relationships;

•	our ability to acquire additional vessels, including the Independence;

•	the levels of demand for FSRU, LNG carrier services and other LNG infrastructure;

•	the hire rate earned by our vessels, unscheduled off-hire days and the level of our vessel operating expenses;

•	the effective and efficient technical and maritime management and crewing of our vessels;

•	economic, regulatory, political and governmental conditions that affect the floating LNG industry;

•	interest rate changes;

•	mark-to-market changes in interest rate swap contracts and foreign currency swap contracts;

•	foreign currency exchange gains and losses;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	increases in crewing and insurance costs;

•	the level of debt and the related interest expense; and

•	the level of any distribution on our common units.

Please read “Item 3.D. Risk Factors” for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our and our joint ventures’ performance. These include the following:

Time Charter Revenues. Revenues include fees for the right to use FSRUs for a stated period of time that meet the criteria for lease accounting, in addition to providing a time charter service element. Time charter revenues consist of charter hire payments under time charters, fees for providing time charter services, fees for reimbursement for actual vessel operating expenses, certain tax elements and drydocking costs borne by the charterer on a pass-through basis, as well as fees for the reimbursement of certain vessel modifications or other costs borne by the charterer. The lease element of time charters that are accounted for as operating leases and any upfront payments for amounts reimbursed by the charterer are recognized on a straight-line basis over the term of the charter. The lease element of time charters that are accounted for as direct financing leases is recognized over the charter term using the effective interest rate method and is included in time charter revenues. The PGN FSRU Lampung time charter is accounted for as a financial lease. Under a direct financing lease, we record a receivable (called a net investment in direct financing lease) and remove the related FSRU from our balance sheet. The lease element of time charter payments is split between revenues and the repayment of part of the receivable. The revenues are recorded so there is a constant rate of return on the net investment. As a result, the revenue shows a declining profile over time as more of the time charter payments are treated as a repayment of the receivable. However, the cash flows from time charters are not impacted by the accounting treatment. In addition, since the FSRU is removed from the balance sheet, there is no charge for depreciation expense. Revenues for the lease element of time charters are not recognized for days the FSRUs are off-hire.

Fees for providing time charter services and reimbursements for actual vessel operating expenses or other costs are recognized as revenues as services are performed or the actual costs are incurred. Revenues for the time charter services element are not recognized for days that the FSRUs are off-hire.

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

Other indemnifications. Under the omnibus agreement, Höegh LNG will also indemnify the Partnership for losses:

•	related to certain defects in title to the assets contributed or sold to the Partnership and any failure to obtain, prior to the time they were contributed to the Partnership, certain consents and permits necessary to conduct the business, which liabilities arise within three years after the closing of the IPO;

•	related to certain tax liabilities attributable to the operation of the assets contributed or sold to the Partnership prior to the time they were contributed or sold;

•	in the event that the Partnership does not receive hire rate payments under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter. The Partnership was indemnified by Höegh LNG for the September 2014 and October 2014 invoices (refer to note 20 of our consolidated and combined carve-out financial statements);

•	with respect to any obligation to pay liquidated damages to PGN under the PGN FSRU Lampung time charter for failure to deliver the PGN FSRU Lampung by the scheduled delivery date set forth in the PGN FSRU Lampung time charter;

•	with respect to any non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project (including the construction of the Mooring) occurring prior to the date of acceptance of the PGN FSRU Lampung pursuant to the time charter. The Partnership filed a claim for indemnification with respect to non-budgeted expenses (including repair costs) of $3.1 million and warranty provision of $2.0 million during the first quarter of 2015 (refer to note 20 of our consolidated and combined carve-out financial statements); and

•

pursuant to a letter agreement dated August 12, 2015, Höegh LNG confirmed that the indemnification provisions of the omnibus agreement include indemnification for all non-budgeted, non-creditable Indonesian value added taxes and non-budgeted Indonesian withholding taxes, including any related impact on cash flow from PT Hoegh LNG Lampung and interest and penalties associated with any non-timely Indonesian tax filings related to the ownership or operation of the PGN FSRU Lampung and the Mooring whether incurred (i) prior to the closing date of the IPO, (ii) after the closing date of the IPO to the extent such taxes, interest, penalties or related impact on cash flows relate to periods of ownership or operation of the PGN FSRU Lampung and the Mooring and are not subject to prior indemnification payments or deemed reimbursable by the charterer under its audit of the taxes related to the PGN FSRU Lampung time charter for periods up to and including June 30, 2015, or (iii) after June 30, 2015 to the extent withholding taxes exceed the minimum amount of withholding tax due under Indonesian tax regulations due to lack of documentation or untimely withholding tax filings. The Partnership filed a claim for indemnification with respect to non-budgeted value added tax and withholding tax related to the restatement periods up to and including December 31, 2014 of approximately $1.2 million in the fourth quarter of 2015. The indemnification payment was received from Höegh LNG in the fourth quarter of 2015 and recorded as a contribution to equity. Refer to note 2.d. of our consolidated and combined carve-out financial statements for additional information on the restatement adjustments related to value added tax and withholding tax.

Please refer to “A. Operating Results—Year Ended December 31, 2014 Compared with the Year ended December 31, 2013—PGN Claims including Delay Liquidated Damages and Indemnifications” for additional discussion.

A. Operating Results (Restated)

The following table summarizes our operating results for the years ended December 31, 2014, 2013 and 2012:

	Year Ended December 31,
(in thousands of U.S. dollars)	2014	2013	2012
	(Restated)	(Restated)
Statement of Income Data:
Time charter revenues	$22,227	$—	$—
Construction contract revenues	51,868	51,062	5,512
Other revenue	474	511	—
Total revenues	74,569	51,573	5,512
Voyage expenses	(1,139)	—	—
Vessel operating expenses	(6,197)	—	—
Construction contract expenses	(38,570)	(43,958)	(5,512)
Administrative expenses	(12,566)	(8,043)	(3,185)
Depreciation and amortization	(1,317)	(8)	—
Total operating expenses	(59,789)	(52,009)	(8,697)
Equity in earnings of joint ventures	(5,330)	40,228	5,007
Operating income	9,450	39,792	1,822
Interest income	4,959	2,122	2,481
Interest expense	(9,665)	(352)	(114)
Loss on derivative financial instrument	(161)	—	—
Other items, net	(2,788)	(1,096)	(1)
Income before tax	1,795	40,466	4,188
Income tax expense	(481)	—	—
Net income	$1,314	40,466	$4,188

Significant Developments in 2014

The following sets forth highlights of our operations for the year ended December 31, 2014:

•	Total revenues were $74.6 million, including $22.2 million of time charter revenues, for the year ended December 31, 2014, compared to $51.6 million for the year ended December 31, 2013;

•	Operating income was $9.5 million for the year ended December 31, 2014, compared to $39.8 million for the year ended December 31, 2013; operating income was impacted by unrealized losses on derivative instruments on the Partnership’s share of equity in earnings of joint ventures for the year ended December 31, 2014 compared with gains for the year ended December 31, 2013;

•	Unrealized losses on derivative instruments were $11.9 million on the Partnership’s share of equity in earnings of joint ventures for the year ended December 31, 2014, compared with gains of $35.0 million for the year ended December 31, 2013;

•	Net income was $1.3 million for the year ended December 31, 2014, compared to $40.5 million for the year ended December 31, 2013; net income was also impacted by changes in the unrealized gains (losses) on derivative instruments on the Partnership’s share of equity in earnings of joint ventures between 2013 and 2014;

•	Acceptance by PGN was achieved on the PGN FSRU Lampung effective October 30, 2014 after commissioning delays:

•	Indemnity claims were made to Höegh LNG pursuant to the omnibus agreement for time charter payments for September and October 2014 invoices, warranty provisions for repairs and non-budgeted expenses.

•	Subsequent to the year ended December 31, 2014, an understanding was reached with PGN under which no delay liquidated damages will be payable. Due to this subsequent event, no delay liquidated damages are reflected in the construction contract expenses for the year ended December 31, 2014.

•	100% utilization was achieved on the PGN FSRU Lampung after the acceptance date and time charter payments received for November and December, 2014;

•	Received full payment from the charterer relating to the Mooring during the year ended December 31, 2014;

•	Made an early repayment of $7.9 million of long-term debt and fully funded the restricted cash balance of $15.2 million required under the Lampung facility;

•	100% utilization on joint venture vessels, the GDF Suez Neptune and the GDF Suez Cape Ann was achieved in 2013 and 2014

•	IPO closed on August 12, 2014, raising net proceeds of $203.5 million;

•	On September 24, 2014, we held our first annual meeting of unitholders at which four members of our board of directors were elected;

•	On November 14, 2014, we paid a pro rata $0.1834/unit distribution for the period from August 12, 2014 to September 30, 2014, equivalent to $0.3375 per unit per quarter and $1.35 per unit on an annualized basis; and

•	On February 13, 2015, we paid a $0.3375 per unit distribution with respect to the fourth quarter of 2014, equivalent to $1.35 per unit on an annualized basis.

Year Ended December 31, 2014 Compared with the Year Ended December 31, 2013

Time Charter Revenues. The following table sets forth details of our time charter revenues for the years ended December 31, 2014 and 2013:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2014	2013	variance
	(Restated)
Time charter revenues	$22,227	$—	$22,227

Time charter revenues for year ended December 31, 2014 were $ 22.2 million, an increase of $22.2 million from the year ended December 31, 2013. The time charter hire payments for PGN FSRU Lampung began July 21, 2014 when the project was ready to begin commissioning. However, there were some technical problems with the regasification system of this vessel in September and October 2014. We have been indemnified for the amount payable for the September and October invoices by Höegh LNG. For additional discussion, refer to “—PGN Claims including Delay Liquidated Damages and Indemnifications” below and notes 2 d. and 20 of our consolidated and combined carve-out financial statements.

Time charter revenues consisted of the lease element of the time charter, accounted for as a direct financing lease using the effective interest rate method, as well as fees for providing time charter services, reimbursement for vessel operating expenses and value added and withholding taxes borne by the charterer.

Construction Contract Revenues and Related Expenses. The following table sets forth details of our construction contract revenues and construction contract expenses for the years ended December 31, 2014 and 2013:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2014	2013	variance
	(Restated)	(Restated)
Construction contract revenues	$51,868	$51,062	$806
Construction contract expenses	$(38,570)	$(43,958)	$5,388
Recognized contract margin	$13,298	$7,104	$6,194

Construction contract revenues for the year ended December 31, 2014 were $51.9 million, an increase of $0.8 million from $51.1 million for the year ended December 31, 2013. Construction contract expenses for the year ended December 31, 2014 were $38.6 million, a decrease of $5.4 million from $44.0 million for the year ended December 31, 2013. The recognized contract margin for the year ended December 31, 2014 was $13.3 million, an increase of $6.2 million from $7.1 million for the year ended December 31, 2013.

The Mooring is an offshore installation that is being used to moor the PGN FSRU Lampung to offload the gas into an offshore pipe that transports the gas to a land terminal for the charterer. The Mooring has been constructed in China, installed in Indonesia and was sold to the charterer. Revenue was recognized on the Mooring based upon the percentage of completion method under which construction contract revenue is recognized using the ratio of costs incurred to estimated total costs multiplied by the total estimated contract revenue to determine revenue. The increase in construction contract revenue is primarily due to progress towards completion of the project for the Mooring, which was 100% as of December 31, 2014, compared with 52% as of December 31, 2013. PGN formally accepted the PGN Lampung project effective October 30, 2014. During the second quarter of 2014, the initial 90% payment for the Mooring was received. During the fourth quarter of 2014, the final 10% payment for the Mooring was invoiced and received from PGN.

PGN issued invoices for delay liquidated damages of $7.1 million related to claims from PGN on the project for the year end December 31, 2014. Subsequent to the year ended December 31, 2014, an understanding with PGN has been reached under which no delay liquidated damages will be payable. Due to this subsequent event, no delay liquated damages are reflected in the construction contract expenses for the year ended December 31, 2014. Refer to “—PGN Claims including Delay Liquidated Damages and Indemnifications” below and notes 20 and 23 of the consolidated and combined carve-out financial statements.

A warranty provision of $2.0 million has been recorded for the year ended December 31, 2014 as part of the construction contract expenses. In ramping up operations, a technical issue was identified associated with the Mooring that requires attention. The technical issue requires replacement of equipment and repairs under our warranties for the functionality of the Mooring to PGN. The warranty provision represents our best estimate of cost to obtain replacement parts and install them. Under the omnibus agreement, all costs incurred for repairs under the warranty will be indemnified by Höegh LNG. For additional discussion, refer to “—PGN Claims including Delay Liquidated Damages and Indemnifications” below and note 20 of our consolidated and combined carve-out financial statements.

Other Revenue. The following table sets forth details of our other revenue for the years ended December 31, 2014 and 2013:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2014	2013	variance
	(Restated)
Other revenue	$474	$511	$(37)

Other revenue for the year ended December 31, 2014 was $0.5 million, compared with $0.5 million from the year ended December 31, 2014. Other revenue includes incidental revenues prior to the start of the time charter for the PGN FSRU Lampung.

Voyage and Vessel Operating Expenses. The following table sets forth details of our voyage and vessel operating expenses for the years ended December 31, 2014 and 2013:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2014	2013	variance
	(Restated)
Voyage expenses	$(1,139)	$—	$(1,139)
Vessel operating expenses	$(6,197)	$—	$(6,197)

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

Vessel operating expenses for year ended December 31, 2014 were $6.2 million, an increase of $6.2 million from the year ended December 31, 2014. This reflects operating cost from the start of the time charter as well as crew training costs and certain expenses of the start-up of the time charter hire period beginning July 21, 2014.

Administrative Expenses. The following table sets forth details of our administrative expenses for the years ended December 31, 2014 and 2013:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2014	2013	variance
	(Restated)
Administrative expenses	$(12,566)	$(8,043)	$(4,523)

Administrative expenses for the year ended December 31, 2014 were $12.6 million, an increase of $4.5 million from $8.1 million for the year ended December 31, 2013. The major reasons for the increase were expenses incurred in preparation for the IPO, higher public company cost and higher activity related to the PGN FSRU Lampung.

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

Administrative expenses related to the PGN FSRU Lampung for the year ended December 31, 2014 were $6.4 million, an increase of $1.9 million from $4.5 million for the year ended December 31, 2013. The higher costs reflect greater required resources and other expenses in the ramp up phase of operations.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the years ended December 31, 2014 and 2013:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2014	2,013	variance
Depreciation and amortization	$(1,317)	$(8)	$(1,309)

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

Total Operating Expenses. The following table sets forth details of our total operating expenses for the years ended December 31, 2014 and 2013:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2014	2,013	variance
	(Restated)	(Restated)
Total operating expenses	$(59,789)	$(52,009)	$(7,780)

Total operating expenses for the year ended December 31, 2014 were $59.8 million, an increase of $7.8 million from $52.0 million for the year ended December 31, 2013. Excluding construction contract expenses, the total operating expenses were $21.2 million, an increase of $13.1 million from $8.1 million for the year ended December 31, 2013. The increase was due to higher voyage expenses and vessel operating expenses totaling $7.4 million due to the start of operations of the PGN FSRU Lampung, an increase of $4.5 million in administrative expenses reflecting the ramp up of the PGN FSRU Lampung, costs incurred to complete the IPO and higher public company costs and higher depreciation due to the delay in the commissioning of PGN FSRU Lampung.

Equity in Earnings (Losses) of Joint Ventures. The following table sets forth details of our equity in earnings of joint ventures for the years ended December 30, 2014 and 2013:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2014	2,013	variance
Equity in (losses) earnings of joint ventures	$(5,330)	$40,228	$(45,558)

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

Operating Income. The following table sets forth details of our operating income for the years ended December 31, 2014 and 2013:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2014	2013	variance
	(Restated)	(Restated)
Operating income	$9,450	$39,792	$(30,342)

Operating income for the year ended December 31, 2014 was $9.5 million, a decrease of $30.3 million from the operating income of $39.8 million for the year ended December 31, 2013. The decrease in operating income was impacted by the decrease in the equity in earnings (losses) of joint ventures of $45.6 million as a result of the unrealized loss on derivatives for the year ended December 31, 2014 compared with an unrealized gain for the year ended December 31, 2013. This decrease was partially offset by the increase in recognized contract margin on the Mooring of $6.2 million, higher time charter revenues of $22.2 million due to the start-up of the PGN FSRU Lampung less the higher operating expenses of $13.1 million.

Interest Income. The following table sets forth details of our interest income for the years ended December 31, 2014 and 2013:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2014	2013	variance
Interest income	$4,959	$2,122	$2,837

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

Interest Expense. The following table sets forth details of our interest expense for the years ended December 31, 2014 and 2013:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2014	2013	variance
	(Restated)
Interest expense	$(9,163)	$(6,110)	$(3,053)
Commitment fees	(1,587)	(2,162)	575
Amortization of debt issuance cost	(4,362)	(379)	(3,983)
Capitalized interest	5,447	8,299	(2,852)
Total interest expense	$(9,665)	$(352)	$(9,313)

Interest expense for the year ended December 31, 2014 was $9.7 million, an increase of $9.3 million from $0.4 million for the year ended December 31, 2013. Interest expense consists of the interest incurred, commitment fees and amortization of debt issuance cost less the interest capitalized for the period.

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

For the years ended December 31, 2014 and 2013, the amortization of debt issuance cost was $4.4 million and $0.4 million, respectively. The increase of $4.0 million related to the start of amortization on the Lampung facility. The deferred debt issuance cost associated with the Mooring tranche of the Lampung facility was fully amortized by the repayment date of July 3, 2014 resulting in a $1.7 million amortization charge for the year ended December 31, 2014. In addition, there was an early repayment of $7.9 million on the facility which resulted in a write down of debt issuance cost of approximately $0.5 million.

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

Gain (Loss) on Derivative Financial Instruments. The following table sets forth details of our gain/loss on derivative financial instruments for the years ended December 31, 2014 and 2013:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2014	2,013	variance
Loss on derivative financial instruments	$(161)	$—	$(161)

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

Other Items, Net. The following table sets forth details of our other items for the years ended December 31, 2014 and 2013:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2014	2013	variance
	(Restated)	(Restated)
Other items, net	$(2,788)	$(1,096)	$(1,692)

Other items, net for the year ended December 31, 2014 was $2.8 million, an increase of $1.7 million from $1.1 million for the year ended December 31, 2013. This is primarily due to withholding tax that is payable on interest expense to parties outside of Singapore and Indonesia. The reason for the increase in withholding taxes is primarily a result of the establishment of PT Hoegh and Hoegh Lampung as of October 1, 2013. Such withholding taxes were only payable on interest expense for three months in 2013.

Income (Loss) Before Tax. The following table sets forth details of our income before tax for the years ended December 30, 2014 and 2013:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2014	2013	variance
	(Restated)	(Restated)
Income before tax	$1,795	$40,466	$(38,671)

Income before tax for the year ended December 31, 2014 was $1.8 million, a decrease of $38.7 million from $40.5 million for the year ended December 31, 2013. The decrease was largely due to the decrease in the equity in earnings (losses) of joint ventures of $45.5 million.

Income Tax Expense. The following table sets forth details of our income tax expense for the years ended December 31, 2014 and 2013:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2014	2013	variance
	(Restated)
Income tax expense	$(481)	$—	$(481)

Income tax expense for the year ended December 31, 2014 was $0.5 million, an increase of $0.5 million compared with the year ended December 31, 2013. We are not subject to Marshall Islands income taxes. However, we are subject to tax for earnings in Indonesia and Singapore starting in the fourth quarter of 2013 and the UK starting in the third quarter of 2014. For the year ended December 31, 2014, the income taxes expense primarily related to Hoegh Lampung, our Singapore subsidiary, mainly as a result of internal interest income. For the year ended December 31, 2014, PT Hoegh which is incorporated in Indonesia, incurred a tax loss. The tax loss carryforward of $1.3million expires in 2019.

A deferred tax benefit of $2.0 million, net of valuation allowance of $0.4 million, related to the unrealized losses on interest rate swaps accounted for as a cash flow hedge was recorded as a component of other comprehensive income in the consolidated and combined carve-out statements of comprehensive income for the year ended December 31, 2014.

A valuation allowance for deferred tax assets is recorded when it is more-likely-than-not that some or all of the benefit will not be realized. Given the lack of historical operations in Indonesia, management of the Partnership concluded a valuation allowance should be established to reduce the deferred tax assets on temporary differences and the tax loss carryforward for PT Hoegh to the amount deemed more-likely-than-not of realization. A component of the deferred tax asset relates to the cash flow hedge of the interest rate swap. Management concluded that approximately $2.0 million of the deferred tax asset was more-likely-than-not to be realized over the 11 year term of the swap and recognized a deferred tax asset for that amount. Deferred tax expenses for the change in the valuation allowance of $1.5 million and $0.4 million were recorded to income tax expense in the consolidated and combined statement of income and consolidated and combined statement of comprehensive income, respectively, for the year ended December 31, 2014.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. In 2013, a tax loss was incurred in Indonesia principally due to unrealized losses on foreign exchange that does not impact the income statement prepared in the functional currency of U.S. dollars. In 2014, the Indonesia authorities have approved the change of currency for tax reporting to U.S. dollars. Under existing tax law, it is not clear if the prior year tax loss carryforward from foreign exchange losses can be utilized when the tax reporting currency is subsequently changed. Due to the uncertainty of this tax position, a provision was recognized for the year ended December 31, 2013 and the resulting unrecognized tax benefit was $2.6 million. There was no change in the unrecognized tax benefits as of December 31, 2014.

Pursuant to the terms of the PGN FSRU Lampung time charter, we will be reimbursed, as a component of time charter revenues, for current income taxes arising in Indonesia related to time charter activities.

Net Income. The following table sets forth details of our net income for the years ended December 31, 2014 and 2013:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2014	2013	variance
	(Restated)	(Restated)
Net income	$1,314	$40,466	$(39,152)

As a result of the foregoing, net income for the year ended December 31, 2014 was $1.3 million, a decrease of $39.2 million compared with net income of $40.5 million the year ended December 31, 2013.

PGN Claims Including Delay Liquidated Damages and Indemnifications

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

We are also indemnified by Höegh LNG for any hire rate payments not received under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter. We filed indemnification claims for the September and October 2014 invoices not paid by PGN of $6.5 million and $6.7 million, respectively, and received payments from Höegh LNG in September and October, respectively. Indemnification for hire rate payments is accounted for consistent with the accounting policies for loss of hire insurance, and is recognized when the proceeds are received. Therefore, we recognized the payments from Höegh LNG for September and October 2014 as revenue, including additional revenues recognized of $4.9 million due to the restatement adjustments. Refer to notes 2.d, 17 and 20 to the consolidated and combined carve-out financial statements.

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

Additionally, a warranty allowance of $2.0 million was recorded to construction contract expenses for replacement of equipment parts for the year ended December 31, 2014. The replacement parts are expected to be installed in 2015 and 2016. Accordingly, we filed indemnification claims for the warranty allowance of $2.0 million. The amount will be paid to us by Höegh LNG when costs are incurred for the warranty. When the funding for the indemnification is received from Höegh LNG, the amount will be recorded as a contribution to equity. Refer to notes 2 and 20 to the consolidated and combined carve-out financial statements.

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

We are also indemnified by Höegh LNG for all non-budgeted, non-creditable Indonesian value added taxes and non-budgeted Indonesian withholding taxes, including any related impact on cash flow from PT Hoegh LNG Lampung and interest and penalties associated with any non-timely Indonesian tax filings related to the ownership or operation of the PGN FSRU Lampung and the Mooring whether incurred (i) prior to the closing date of the IPO, (ii) after the closing date of the IPO to the extent such taxes, interest, penalties or related impact on cash flows relate to periods of ownership or operation of the PGN FSRU Lampung and the Mooring and are not subject to prior indemnification payments or deemed reimbursable by the charterer under its audit of the taxes related to the PGN FSRU Lampung time charter for periods up to and including June 30, 2015, or (iii) after June 30, 2015 to the extent withholding taxes exceed the minimum amount of withholding tax due under Indonesian tax regulations due to lack of documentation or untimely withholding tax filings. The Partnership filed a claim for indemnification with respect to non-budgeted value added tax and withholding tax related to the restatement periods up to and including December 31, 2014 of approximately $1.2 million in the fourth quarter of 2015. The indemnification payment was received from Höegh LNG in the fourth quarter of 2015 and recorded as a contribution to equity. Refer to note 2.d. of our consolidated and combined carve-out financial statements for additional information on the restatement adjustments related to value added tax and withholding tax.

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

Majority Held FSRUs. The following table sets forth details of segment results for the Majority held FSRUs for the years ended December 31, 2014 and 2013:

	Years ended		Positive
Majority Held FSRUs	December 31,		(negative)
(in thousands of U.S. dollars)	2014	2013	variance
	(Restated)	(Restated)
Time charter revenues	$22,227	$—	$22,227
Construction contract revenues	51,868	51,062	806
Other revenues	474	511	(37)
Total revenues	74,569	51,573	22,996
Voyage & vessel operating expenses	(7,336)	—	(7,336)
Construction contract expense	(38,570)	(43,958)	5,388
Administrative expenses	(6,353)	(4,490)	(1,863)
Segment EBITDA	22,310	3,125	19,185
Depreciation and amortization	(1,317)	(8)	(1,309)
Operating income (loss)	20,993	3,117	17,876
Financial income (expense), net	(12,113)	(1,448)	(10,665)
Income (loss) before tax	8,880	1,669	7,211
Income tax expense	(505)	—	(505)
Net income (loss)	$8,375	$1,669	$6,706

Total revenues for the year ended December 31, 2014 were $74.6 million, an increase of $23.0million from $51.6 million for the year ended December 31, 2013. The main reason for the increase was due to time charter revenues for PGN FSRU Lampung, which began July 21, 2014 when the project was ready to begin commissioning.

As discussed in more detail above, the construction contact revenues increased by $0.8 million for the year ended December 31, 2014 compared with the year ended December 31, 2013 and reflected the completion of the Mooring project. Construction contract expenses for the year ended December 31, 2014, which included $2.0 million for a warranty allowance, decreased by $5.4 million compared with the year ended December 31, 2013. The recognized project margin was for the year ended December 31, 2014 was $13.3 million compared with $7.1 million for the year ended December 31, 2013.

Voyage expenses and vessel operating expenses for the year ended December 31, 2014 were $7.3 million, an increase of $7.3 million from the year ended December 31, 2013. As discussed in more detail above, this reflects the start up of the time charter hire period beginning July 21, 2014 as well as certain bunker usage during the commissioning and testing of PGN FSRU Lampung.

Administrative expenses for the year ended December 31, 2014 were $6.4 million, an increase of $1.9 million from $4.5 million for the year ended December 31, 2013. The higher costs reflect greater required resources and other expenses in the ramp up phase of operations for the PGN FSRU Lampung.

Segment EBITDA for the year ended December 31, 2014 was $22.3 million, an increase of $19.2 million compared to $3.1 million for the year ended December 31, 2013. The increase was due mainly to the start of operations of PGN FSRU Lampung on July 21, 2014.

Joint Venture FSRUs the following table sets forth details of segment results for the Joint venture FSRUs for the years ended December 31, 2014 and 2013:

	Years ended		Positive
Joint Venture FSRUs	December 31,		(negative)
(in thousands of U.S. dollars)	2014	2013	variance
Time charter revenues	$41,319	$41,110	$209
Vessel operating expenses	(7,514)	(7,702)	188
Administrative expenses	(971)	(1,061)	90
Segment EBITDA	32,834	32,347	487
Depreciation and amortization	(9,148)	(9,053)	(95)
Operating income	23,686	23,294	392
Gain (loss) on derivative instruments	(11,879)	35,038	(46,917)
Other income (expense), net	(17,137)	(18,104)	967
Net income (loss)	$(5,330)	$40,228	$(45,558)

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

Administrative expenses for the year ended December 31, 2014 declined slightly compared with the year ended December 31, 2013.

Segment EBITDA was $32.8 million for the year ended December 31, 2014 compared with $32.3 million for the year ended December 31, 2013.

Other. The following table sets forth details of other results of Other for the years ended December 31, 2014 and 2013:

	Years ended		Positive
Other	December 31,		(negative)
(in thousands of U.S. dollars)	2014	2013	variance
	(Restated)
Administrative expenses	$(6,213)	$(3,553)	$(2,660)
Segment EBITDA	(6,213)	(3,553)	(2,660)
Operating income (loss)	(6,213)	(3,553)	(2,660)
Interest income	4,458	2,122	2,336
Income (loss) before tax	(1,755)	(1,431)	(324)
Income tax expense	24	—	24
Net income (loss)	$(1,731)	$(1,431)	$(300)

Administrative expenses and Segment EBITDA for the year ended December 31, 2014 for each was $6.2 million, an increase of $2.6 million from $3.6 million for the year ended December 31, 2013. Expenses of $3.5 million were incurred principally related to audit fees, legal fees and other charges of ours incurred by Höegh LNG’s staff working on preparation for the IPO, an increase of $1.1 million from $2.4 million for the year ended December 31, 2013. Approximately $0.2 million relates to fees in establishing the new legal structure in conjunction with the IPO during 2014. The remaining negative variance of approximately $1.4 million relates to higher costs of being a public company and includes charges for preparation of external reporting, legal fees, audit fees, travel costs and consulting fees on implementation of internal controls under Sarbanes-Oxley.

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

Year Ended December 31, 2013 Compared with the Year Ended December 31, 2012

Construction Contract Revenue and Related Expenses. The following table sets forth details of our construction contract revenues and construction contract expenses for the years ended December 31, 2013 and 2012:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2013	2012	variance
	(Restated)
Construction contract revenues	$51,062	$5,512	$45,550
Construction contract expenses	(43,958)	(5,512)	(38,446)
Recognized contract margin	$7,104	$—	$7,104

Construction contract revenues for the year ended December 31, 2013 were $51.1 million, an increase of $45.6 million from $5.5 million for the year ended December 31, 2012. Construction contract expenses for the year ended December 31, 2013 were $43.9 million, an increase of 38.4 million from $5.5 million for the year ended December 31, 2012.

Revenue was recognized on the Mooring based upon the percentage of completion method under which construction contract revenue was recognized using the ratio of costs incurred to estimated total costs multiplied by the total estimated contract revenue to determine revenue. The increase in construction contract revenue was primarily due to progress towards completion of the project for the Mooring, which was estimated to be 52% as of December 31, 2013 compared with 6.0% for the year ended December 31, 2012. As of December 31, 2012, the initial stages of the contract had recently commenced and sufficient information was not available to estimate profit on the project with a reasonable level of certainty. Therefore, the amount of construction contract revenue recognized for the year ended December 31, 2012 was equal to the cost incurred, and no margin was recognized. As of December 31, 2013, a margin proportional to the percentage completion was recognized.

Other Revenue. The following table sets forth details of our other revenue for the years ended December 31, 2013 and 2012:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2013	2012	variance
Other revenue	$511	$—	$511

Other revenue for the year ended December 31, 2013 was $0.5 million, an increase of $0.5 million from the year ended December 31, 2012. Other revenue includes incidental revenues prior to the start of the time charter for the PGN FSRU Lampung.

Administrative Expenses. The following table sets forth details of our administrative expenses for the years ended December 31, 2013 and 2012:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2013	2012	variance
Administrative expenses	$(8,043)	$(3,185)	$(4,858)

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

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the years ended December 31, 2013 and 2012:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2013	2012	variance
Depreciation and amortization	$(8)	$—	$(8)

Depreciation and amortization for the year ended December 31, 2013 for office and IT equipment related to the start-up of operations. There were no corresponding charges for the year ended December 31, 2012.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the years ended December 31, 2013 and 2012:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2013	2012	variance
	(Restated)
Total operating expenses	$(52,009)	$(8,697)	$(43,312)

Total operating expenses for the year ended December 31, 2013 were $52.0 million, an increase of $43.3 million from $8.7 million for the year ended December 31, 2012 due to an increase in construction contract and administrative expenses.

Equity in Earnings of Joint Ventures. The following table sets forth details of our equity in earnings of joint ventures for the years ended December 31, 2013 and 2012:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2013	2012	variance
Equity in earnings of joint ventures	$40,228	$5,007	$35,221

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

Operating Income. The following table sets forth details of our operating income for the years ended December 31, 2013 and 2012:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2013	2012	variance
	(Restated)
Operating income	$39,792	$1,822	$37,970

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

Interest Income. The following table sets forth details of our interest income for the years ended December 31, 2012 and 2013:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2013	2012	variance
Interest income	$2,122	$2,482	$(360)

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

Interest Expense. The following table sets forth details of our interest expense for the years ended December 31, 2013 and 2012:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2013	2012	variance
Interest expense	$(6,110)	$(3,769)	$(2,341)
Commitment fees	(2,162)	(1,729)	(433)
Amortization of debt issuance cost	(379)	(379)	—
Capitalized interest	8,299	5,763	2,536
Total interest expense	$(352)	$(114)	$(238)

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

Other Items, Net. The following table sets forth details of our other items for the years ended December 31, 2013 and 2012:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2013	2012	variance
	(Restated)
Other items, net	$(1,096)	$(1)	$(1,095)

Other items, net for the year ended December 31, 2013 was $1.1 million, primarily due to withholding tax that is payable on interest expense for 2013 to parties outside of Indonesia.

Income before Tax. The following table sets forth details of our income before tax for the years ended December 31, 2013 and 2012:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2013	2012	variance
	(Restated)
Income before tax	$40,466	$4,188	$36,278

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

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. In 2013, we incurred a tax loss as a result of unrealized foreign exchange losses in local currency used for reporting taxes for PT Hoegh that has the U.S. dollar as its functional currency. In 2014, the Indonesia authorities have approved the change of currency for tax reporting to U.S. dollars. Under existing tax law, it is not clear if the prior year tax loss carryforward from foreign exchange losses can be utilized when the tax reporting currency is subsequently changed. Due to uncertainty of this tax position, a provision was recognized and the resulting unrecognized tax benefit was $2.6 million.

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

For the year ended December 31, 2012, none of our activities were in jurisdictions subject to tax.

Net Income. The following table sets forth details of our net income for the years ended December 31, 2013 and 2012:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2013	2012	variance
	(Restated)
Net income	$40,466	$4,188	$36,278

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

Majority Held FSRUs. The following table sets forth details of segment results for the Majority held FSRUs for the years ended December 31, 2013 and 2012:

	Years ended		Positive
Majority Held FSRUs	December 31,		(negative)
(in thousands of U.S. dollars)	2013	2012	variance
	(Restated)
Construction contract revenues	$51,062	$5,512	$45,550
Other revenues	511	—	511
Total revenues	51,573	5,512	46,061
Construction contract expense	(43,958)	(5,512)	(38,446)
Administrative expenses	(4,490)	(2,372)	(2,118)
Segment EBITDA	3,125	(2,372)	5,497
Depreciation and amortization	(8)	—	(8)
Operating income (loss)	3,117	(2,372)	5,489
Financial income (expense), net	(1,448)	(115)	(1,333)
Income (loss) before tax	1,669	(2,487)	4,156
Net income (loss)	$1,669	$(2,487)	$4,156

Total revenues for the year ended December 31, 2013 were $51.6 million, an increase of $46.1 million from $5.5 million for the year ended December 31, 2012. As discussed in more detail above, the main reason for the increase was higher construction contract revenue for the year ended December 31, 2013 reflecting 52% project completion compared with 6% for the year ended December 31, 2012.

Administrative expenses for the year ended December 31, 2013 were $4.5 million, an increase of $2.1 million from $2.4 million for the year ended December 31, 2012. Higher expenses were due to higher activity related to the PGN FSRU Lampung, the Mooring and preparation for the start of operations.

Construction contract expense increased by $38.5 million for the year ended December 31, 2013 compared with the year ended December 31, 2012 due to progress on the Mooring construction project.

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

Joint Venture FSRUs. The following table sets forth details of segment results for the Joint venture FSRUs for the years ended December 31, 2013 and 2012:

	Years ended		Positive
Joint Venture FSRUs	December 31,		(negative)
(in thousands of U.S. dollars)	2013	2012	variance
Time charter revenues	$41,110	$41,076	$34
Vessel operating expenses	(7,702)	(7,525)	(178)
Administrative expenses	(1,061)	(1,127)	66
Segment EBITDA	32,347	32,424	(77)
Depreciation and amortization	(9,053)	(9,060)	7
Operating income	23,294	23,364	(70)
Gain on derivative instruments	35,038	693	34,345
Other income (expense), net	(18,104)	(19,050)	946
Net income (loss)	$40,228	$5,007	$35,221

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

Segment EBITDA was $32.3 million for the year ended December 31, 2013 compared with $32.4 million for the year ended December 31, 2012.

Other. The following table sets forth details of other results of Other for the years ended December 31, 2013 and 2012:

	Years ended		Positive
Other	December 31,		(negative)
(in thousands of U.S. dollars)	2013	2012	variance
Administrative expenses	$(3,553)	$(813)	$(2,740)
Segment EBITDA	(3,553)	(813)	(2,740)
Operating income (loss)	(3,553)	(813)	(2,740)
Interest income	2,122	2,481	(359)
Income (loss) before tax	(1,431)	1,668	(3,099)
Income tax expense	—	—	—
Net income (loss)	$(1,431)	$1,668	$(3,099)

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

Interest income, which is not part of the segment measure of profits, is related to the interest accrued on the advances to our joint ventures.

B.	Liquidity and Capital Resources (Restated)

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

We believe our cash flows from operations, including distributions to us from PT Hoegh as payment of intercompany interest and/or intercompany debt, and repayment of principal from our advances to our joint ventures will be sufficient to meet our debt amortization and working capital needs and maintain cash reserves against fluctuations in operating cash flows. In addition, we require liquidity to pay distributions to our unitholders. In connection with the IPO, we entered into an $85 million sponsor credit facility with Höegh LNG, which we believe will provide us with adequate liquidity to fund our distributions given our expected level of debt amortization. The $140 million demand note due from Höegh LNG is repayable on demand or we can elect to utilize it as part of the purchase consideration in the event we purchase all or a portion of Höegh LNG’s interests in the Independence or another FSRU under a charter of five or more years.

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

On November 14, 2014, the Partnership paid its first cash distribution of $4.8 million to its unitholders for the prorated $0.1834 per unit distribution declared for the period from August 12, 2014 to September 30, 2014, which is equivalent to $0.3375 per unit per quarter.

As of December 31, 2014, our total current assets exceeded total current liabilities by $167 million. We believe our current resources, including the sponsor credit facility, are sufficient to meet our working capital requirements for our current business for the next twelve months.

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

Cash Flows

Cash Flows for the years ended December 31, 2014 and 2013

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the years presented:

	Year ended December 31,
(in thousands of U.S. dollars)	2014	2013
	(Restated)	(Restated)
Net cash provided by (used in) operating activities	$27,976	$(41,217)
Net cash used in investing activities	(292,199)	(30,781)
Net cash provided by financing activities	294,592	72,006
Increase (decrease) in cash and cash equivalents	30,369	8
Cash and cash equivalents, beginning of period	108	100
Cash and cash equivalents, end of period	$30,477	$108

Net Cash Provided by (Used in) Operating Activities

Net cash provided by operating activities was $27.9 million for the year ended December 31, 2014 compared with net cash used in operating activities of $41.2 million for the year ended December 31, 2013. Cash flows from operating activities reflect that the full Mooring payment was received and the time charter hire commenced for the PGN FSRU Lampung during the year ended December 31, 2014. In addition, cash of $26.3 million was used to pay the tax authorities for a refundable value tax on the import of the PGN FSRU Lampung into Indonesia. For the year ended December 31, 2013, the reason for the increased cash used in operating activities was because the PGN FSRU Lampung had not been delivered or started operations and high construction contract expenses were being incurred on the Mooring.

Net Cash Used in Investing Activities

Net cash used in investing activities was $292.2 million and $30.8 million for the years ended December 31, 2014 and 2013, respectively. Net cash used in investing activities increased by $261.4 million in 2014 compared with 2013 primarily due to expenditures for the newbuilding, the PGN FSRU Lampung and the demand note lent to Höegh LNG. Expenditures for the newbuilding increased by $134.6 million as the result of the final 60% payment and payments for change orders due to the delivery of the PGN FSRU Lampung. This was partially offset by cash provided by the $1.1 million increase in principal payments on advances to joint ventures, the receipt of principal payment on the direct financing lease of $1.3 million and the release of restricted cash for a letter of credit of $10.7 million during the year ended December 31, 2014. Following the closing of the IPO, we lent $140.0 million to Höegh LNG pursuant to an interest-bearing demand note from the net proceeds.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $294.6 million and $72.0 million for the years ended December 31, 2014 and 2013, respectively.

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

We received proceeds of $10.8 million from amounts, loans and promissory notes due to owners and affiliates during the year ended December 31, 2014. In addition, we drew $257.1 million on the Lampung facility that was used for payments for the contractual commitments for the PGN FSRU Lampung and the Mooring construction contract expenses. We also paid $8.0 million in debt issuance cost related to the facility. Part of the proceeds of the debt and cash flows from operations was used to repay $74.6 million of amounts, loans and promissory notes from owners and affiliates. Following the first Mooring payment, the full Mooring tranche of $32.1 million was repaid on July 3, 2014. Following the final Mooring payment, an early repayment of $7.9 million was made on the Lampung facility and quarterly repayments commenced on December 29, 2014. In total, we repaid $44.8 million of long-term debt for the year ended December 31, 2014. As a result of the early repayment on long-term debt, a cash settlement of $1.1 million was made to reduce the amount of the interest rate swaps that are accounted for as cash flow hedges of the variable interest rate debt to match the outstanding debt balance. The restricted cash required by the Lampung facility of $15.2 million was also fully funded. Net distributions to the owner were $11.2 million.

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

During the year ended December 31, 2013, most of the funding was provided by $116.7 million drawn on amounts, loans and promissory notes from owners and affiliates. Debt issuance cost of $9.4 million was paid related to the Lampung facility and there were net distributions to the owner of $35.3 million.

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

Cash Flows of for the years ended December 31, 2013 and 2012

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the years presented:

	Year ended December 31,
(in thousands of U.S. dollars)	2013	2012
	(Restated)
Net cash used in operating activities	$(41,217)	$(7,635)
Net cash used in investing activities	(30,781)	(61,709)
Net cash provided by financing activities	72,006	69,444
Increase (decrease) in cash and cash equivalents	8	100
Cash and cash equivalents, beginning of period	100	—
Cash and cash equivalents, end of period	$108	$100

Net cash used in operating activities was $41.2 million and $7.6 million for the years ended December 31, 2013 and 2012, respectively. Cash flows from operating activities reflect that the PGN FSRU Lampung had not yet been delivered or started operations for either period. The increase in cash used in operating activities of $34.5 million for the year ended December 31, 2013 compared to 2012 is principally due to higher construction contract expenses for the Mooring under the percentage of completion method. In addition, administrative expenses increased in 2013 compared to 2012 principally due to the costs incurred in preparation for the IPO.

Net Cash Used in Investing Activities

Net cash used in investing activities was $30.8 million and $61.7 million for the years ended December 31, 2013 and 2012, respectively. Net cash used in investing activities decreased by approximately $30.9 million for the year ended December 31, 2013 mainly due to fewer scheduled shipbuilding contract payments in 2013 than in 2012. Under the terms of the shipbuilding contract, we paid 10.0%, 20.0% and 10.0% of the contract price in 2011, 2012 and 2013, respectively, based on milestones in the construction. The final 60.0% payment and any payment for change orders were due in the second quarter of 2014 at delivery of the PGN FSRU Lampung. In addition, in 2012 there was an increase in restricted cash of $10.0 million.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $72.0 million for the year ended December 31, 2013 compared with $69.4 million for the comparable period of 2012.

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

Our time charters may include provisions for the charterer to make upfront payments for fees for certain vessel modifications, drydocking costs, other additions to equipment or spare parts or estimates for certain reimbursable costs or taxes.

Fees for modifications or other additions to equipment are deferred and amortized over the shorter of the remaining charter period or the useful life of the additions. Payments of fees for reimbursement of drydocking costs are recognized on a straight-line basis over the period to the next drydocking. Reimbursements for estimated costs, which may be subject to repayment provisions, are initially deferred and only recognized as revenue when the actual costs are incurred and the revenues are deemed to be fixed and determinable.

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

The information included in Item 6 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.

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

Except for certain information below in “Item 7.B. Related Party Transactions – Omnibus Agreement – Indemnification,” and “Item 7.B. Related Party Transactions – Other Related Party Transactions” the information included in Item 7 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.

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

B.	Related Party Transactions (Restated)

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

Höegh LNG also indemnifies us for losses:

•	related to certain defects in title to the assets contributed or sold to us and any failure to obtain, prior to the time they were contributed to us, certain consents and permits necessary to conduct our business, which liabilities arise within three years after August 12, 2014;

•	related to certain tax liabilities attributable to the operation of the assets contributed or sold to us prior to the time they were contributed or sold;

•	in the event that we do not receive hire rate payments under the PGN FSRU Lampung time charter for the period commencing on the closing date of our IPO through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter;

•	with respect to any obligation to pay liquidated damages to PGN under the PGN FSRU Lampung time charter for failure to deliver the PGN FSRU Lampung by the scheduled delivery date set forth in the PGN FSRU Lampung time charter;

•	with respect to any non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project (including the construction of the related tower yoke mooring system) occurring prior to the date of acceptance of the PGN FSRU Lampung pursuant to the time charter; and

•	pursuant to a letter agreement dated August 12, 2015, Höegh LNG confirmed that the indemnification provisions of the omnibus agreement include indemnification for all non-budgeted, non-creditable Indonesian value added taxes and non-budgeted Indonesian withholding taxes, including any related impact on cash flow from PT Hoegh LNG Lampung and interest and penalties associated with any non-timely Indonesian tax filings related to the ownership or operation of the PGN FSRU Lampung and the Mooring whether incurred (i) prior to the closing date of the IPO, (ii) after the closing date of the IPO to the extent such taxes, interest, penalties or related impact on cash flows relate to periods of ownership or operation of the PGN FSRU Lampung and the Mooring and are not subject to prior indemnification payments or deemed reimbursable by the charterer under its audit of the taxes related to the PGN FSRU Lampung time charter for periods up to and including June 30, 2015, or (iii) after June 30, 2015 to the extent withholding taxes exceed the minimum amount of withholding tax due under Indonesian tax regulations due to lack of documentation or untimely withholding tax filings.

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

Amounts included in the consolidated and combined carve-out statements of income for the years ended December 31, 2014, 2013 and 2012 or capitalized in the consolidated and combined carve-out balance sheets as of December 31, 2014 and 2013 are as follows:

Statement of income:	Year ended December 31,
(in thousands of U.S. dollars)	2014	2013	2012
	(Restated)
Revenues
Time charter revenues indemnified by Höegh LNG	$13,269	$—	$—
Operating expenses
Vessel operating and administrative expenses(1)	(12,036)	(6,348)	(2,357)
Construction contract expenses	(1,451)	(3,738)	(691)
Interest income from joint ventures and demand note	4,959	2,122	2,481
Interest expense and commitment fees from Höegh LNG	(998)	(352)	(114)
Total income (expense), net	$(3,743)	$(8,316)	$(681)

Balance sheet	As of December 31,
(in thousands of U.S. dollars)	2014	2013
Newbuilding
Newbuilding supervision cost	$1,228	$4,935
Interest expense capitalized from Höegh LNG	1,464	4,579
Total	$2,692	$9,514

(1)	Includes a fee of approximately $21,000 for the Technical Information and Services Agreement with Höegh LNG and a fee of approximately $423,000 for the Sub-Technical Support Agreement with Höegh Norway.

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

The information included in Item 8 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.

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

Not applicable.

Item 9. The Offer and Listing

The information included in Item 9 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.

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

Not applicable.

Item 10. Additional Information

The information included in Item 10 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.

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

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in “Item 19. Exhibits”:

(1)	Contribution, Purchase and Sale Agreement, dated August 8, 2014, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC. Please read “Item 7.B. Related Party Transactions—Contribution, Purchase and Sale Agreement.”

(2)	Omnibus Agreement, dated August 12, 2014, among Höegh LNG Holdings Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC, as supplemented by a letter agreement dated August 12, 2015. Please read “Item 7.B. Related Party Transactions—Omnibus Agreement.”

(3)	2014 Höegh LNG Partners LP Long-Term Incentive Plan

(4)	Höegh LNG Partners LP Non-Employee Director Compensation Plan

(5)	Employment Contract, dated November 26, 2013, between Leif Höegh (U.K.) Limited and Richard Tyrrell.

(6)	Administrative Services Agreement, dated July 2, 2014, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Hoegh LNG Services Ltd., as amended. Please read “Item 7.B. Related Party Transactions—Administrative Service Agreements–Höegh UK Administrative Service Agreement.”

(7)	Administrative Services Agreement, dated July 2, 2014, between Hoegh LNG Services Ltd and Höegh LNG AS, as amended. Please read “Item 7.B. Related Party Transactions—Administrative Service Agreements—Höegh Norway Administrative Service Agreement.”

(8)	Administrative Services Agreement, dated October 28, 2014, between Leif Hoegh (U.K.) Limited and Höegh LNG Partners Operating LLC. “Item 7.B. Related Party Transactions—Administrative Service Agreements—Leif Höegh UK Administrative Service Agreements.”

(9)	Administrative Services Agreement, dated October 28, 2014, between Leif Hoegh (U.K.) Limited and Hoegh LNG Services Ltd. Please read “Item 7.B. Related Party Transactions—Administrative Service Agreements—Leif Höegh UK Administrative Service Agreements.”

(10)	Commercial Management and Administration Management Agreement, dated November 24, 2009, between SRV Joint Gas Ltd. and Höegh LNG AS (GDF Suez Neptune). Please read “Item 7.B. Related Party Transactions—Joint Venture Commercial and Administration Agreements.”

(11)	Commercial Management and Administration Management Agreement, dated May 19, 2010, between SRV Joint Gas Two Ltd. and Höegh LNG AS (GDF Suez Cape Ann). Please read “Item 7.B. Related Party Transactions—Joint Venture Commercial and Administration Agreements.”

(12)	Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Ltd. and Höegh LNG Fleet Management AS (GDF Suez Neptune). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(13)	Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Two Ltd. and Höegh LNG Fleet Management AS (GDF Suez Cape Ann). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(14)	Technical Information and Services Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG AS (PGN FSRU Lampung). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(15)	Master Spare Parts Supply Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Asia Pte. Ltd. (PGN FSRU Lampung). Please read “Item 7.B. Related Party Transactions—Master Spare Parts Supply Agreement.”

(16)	Master Maintenance Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Shipping Services Pte Ltd (PGN FSRU Lampung). Please read “Item 7.B. Related Party Transactions—Master Maintenance Agreement.”

(17)	Sub-Technical Support Agreement, dated April 11, 2014, between Höegh LNG AS and Höegh LNG Fleet Management AS. Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(18)	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA , as amended by Amendment No. 1, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 2, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 3, dated April 23, 2014, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA (GDF Suez Neptune). Please read “Item 4.B. Business Overview—Vessel Time Charters—GDF Suez Neptune Time Charter.”

(19)	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated December 20, 2007, among SRV Joint Gas Ltd., Suez LNG Trading SA and SRV Joint Gas Two Ltd., as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Two Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA, as amended by Amendment No. 1, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 2, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as supplemented by the Side Letter, dated November 17, 2013, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 3, dated April 23, 2014, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA. (GDF Suez Cape Ann). Please read “Item 4.B. Business Overview—Vessel Time Charters.”

(20)	Amendment and Restatement Agreement of the Original Lease, Operation and Maintenance Agreement, dated January 25, 2012, between Höegh LNG Ltd. and PT Perusahaan Gas Negara (Persero) Tbk, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated September 18, 2013, among PT Perusahaan Gas Negara (Persero) Tbk, Höegh LNG Ltd. and PT Hoegh LNG Lampung, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated February 21, 2014, among PT Perusahaan Gas Negara (Persero) Tbk, PT PGN LNG Indonesia and PT Hoegh LNG Lampung (PGN FSRU Lampung). Please read “Item 4.B. Business Overview—Vessel Time Charters—PGN FSRU Lampung Time Charter.”

(21)	Second Amended and Restated Shareholders’ Agreement, dated July 18, 2014, among Mitsui O.S.K Lines, Ltd., Höegh LNG Partners Operating LLC and Tokyo LNG Tanker Co., Ltd. Please read “Item 4.B. Business Overview—Shareholder Agreements.”

(22)	Shareholders’ Agreement, dated March 13, 2013, between Höegh LNG Lampung Pte Ltd. and PT Bahtera Daya Utama. Please read Item 4.B. Business Overview—Shareholder Agreements.”

(23)	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Ltd.

(24)	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Two Ltd.

(25)	Amendment and Restatement Agreement, dated October 9, 2013, among Hoegh LNG Lampung Pte Ltd., PT Bahtera Daya Utama and PT Imeco Inter Sarana.

(26)	Revolving Loan Agreement, dated August 12, 2014, between Höegh LNG Partners LP and Höegh LNG Holdings Ltd. in the amount of $85,000,000. Please read “Item 7.B. Related Party Transactions—Sponsor Credit Facility with Höegh LNG.”

(27)	Demand Note, dated August 12, 2014, issued by Höegh LNG Holdings Ltd. in favor of Höegh LNG Partners LP in the amount of $140,000,000. Please read “Item 7.B. Related Party Transactions—Demand Note.”

(28)	Neptune Facility Agreement, dated December 20, 2007, among SRV Joint Gas Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, the Letter from the Agent for the Lenders, dated August 26, 2010, the Letter from the Agent for the Lenders, dated July 25, 2014 and the Amendment Agreement, dated February 24, 2015. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt—Neptune Facility.”

(29)	Cape Ann Facility Agreement, dated December, 20, 2007, among SRV Joint Gas Two Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, the Letter from the Agent for the Lenders, dated August 26, 2010, the Amendment Agreement, dated June 29, 2012 and the Letter from the Agent for the Lenders, dated July 25, 2014. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt—Cape Ann Facility.”

(30)	$299 Million Lampung Facility Agreement, dated September 12, 2013, between PT Hoegh LNG Lampung and the other parties thereto, as amended by the Second Side Letter, dated December 18, 2014. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Lampung Facility.”

(31)	License Agreement, between Leif Höegh & Co. Ltd. and Höegh LNG Partners LP. Please read “Item 7.B. Related Party Transactions—License Agreement.”

D.	Exchange Controls

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The information included in Item 11 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.

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

Item 12. Description of Securities Other than Equity Securities

The information included in Item 12 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

The information included in Item 13 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.

As of December 31, 2014, we were in compliance with all applicable covenants under our debt agreements.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

The information included in Item 14 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.

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

Item 15. Controls and Procedures (Restated)

During 2015 we identified errors in the accounting for certain Indonesian value added tax (“VAT”) related to our subsidiary, PT Hoegh LNG Lampung. As a result, we initiated a review of these VAT transactions and balances for the years ended December 31, 2014 and 2013. We subsequently expanded the review to include Indonesian withholding tax (“WHT”) transactions and balances.

As a result of this review, we determined that our accounting for Indonesian VAT and WHT was incorrect. In addition, these accounting errors also affected recognition of certain revenue for reimbursable tax amounts, recognition of revenues for our direct financing lease and amortization of deferred debt issuance cost. To correct these errors, we have restated, in this Form 20-F/A, our historical consolidated and combined carve-out balance sheets as of December 31, 2014 and 2013, our consolidated and combined carve-out statements of income, comprehensive income, changes in partners’ capital/owners’ equity and cash flows for the years ended December 31, 2014 and 2013 and selected financial data as of and for the years ended December 31, 2014 and 2013.

As a result of the identified accounting errors, we identified a material weakness in our internal control over financial reporting which is described further below.

Disclosure Controls and Procedures

In connection with the restatement, under the direction of our Chief Executive Officer and Chief Financial Officer, we re-evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2014. We, including our Chief Executive Officer and Chief Financial Officer, have concluded based upon this re-evaluation and considering the material weakness in internal controls over financial reporting described below that, as of such date, our disclosure controls and procedures were not effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act was (i) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding such required disclosure and (ii) recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms. Following this conclusion, we have taken or plan to take the remedial actions set forth below in “Material Weakness and Remediation Plans.”

Management’s Annual Report on Internal Control over Financial Reporting

This Annual Report does not include a report of management on our internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Partnership’s registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

Material Weakness and Remediation Plans

Our management is responsible for establishing and maintaining for us adequate internal control over financial reporting. Internal controls are designed to provide reasonable assurance as to the reliability of the financial reporting and the preparation and presentation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal controls over financial reporting include those policies and procedures that: i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of our management and directors; and iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

In connection with the preparation of this Form 20-F/A, we have concluded that a material weakness existed in our internal control over financial reporting as of December 31, 2014 and we have made changes to our internal controls based on this conclusion. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. Specifically, we identified a combination of control deficiencies related to the accounting treatment for certain Indonesian VAT and WHT transactions for the year ended December 31, 2014, which constituted a material weakness in our internal control of financial reporting. In particular, we did not have controls that were designed and implemented in order to:

i)	Appropriately understand the Indonesian tax regulations, and the implications of such regulations on financial reporting,
ii)	Reconcile transaction information provided to our tax advisors to our accounting records, and
iii)	Reconcile the WHT and VAT amounts and payments included in filings made with the Indonesian tax authorities to recorded amounts in our accounting records.

Additionally we did not design and implement management oversight controls over Indonesian and foreign jurisdiction tax reporting relevant to our consolidated financial statements.

As a result of the errors in the accounting treatment for the VAT and WHT transactions for the year ended December 31, 2014, there was also a control deficiency in identifying qualifying reimbursable Indonesian taxes incurred as a basis for revenue recognition of the deferred revenue related to the tax element under PT Hoegh LNG Lampung’s time charter.

Remediation of material weakness in internal control over financial reporting

Subsequent to December 31, 2014, we have taken or are planning to take the remedial actions set forth below to address the combination of deficiencies resulting in a material weakness in our internal control over financial reporting related to our accounting treatment for certain Indonesian VAT and WHT transactions:

•	Continuing to improve the control environment through (i) engaging the services of a sufficient number of personnel to be employed by Höegh LNG appropriately qualified to perform controls over VAT and WHT in Indonesia, (ii) increasing the knowledge and experience of our internal control requirements through ongoing training and engaging the services of qualified personnel, and (iii) designing and implementing management oversight controls over accounting for Indonesian and other foreign jurisdiction taxes through engaging the services of a tax compliance officer to be employed by Höegh LNG;

•	Designing and implementing controls to ensure capture and recording of VAT and WHT transactions in our consolidated financial statements through monthly reconciliations of our accounting records to:
o	transaction information provided to our tax advisors, and
o	WHT and VAT amounts and payments included in filings with the Indonesian tax authorities

•	Updating and increasing local involvement with review of work performed by accounting personnel in relation to local tax requirements and tax requirements arising from commercial issues,

We believe the remediation measures described above will remediate the material weakness we have identified and strengthen our internal control over financial reporting. We are committed to continuing to improve our internal control processes and will continue to review our financial reporting controls and procedures. We expect that our remediation efforts, including design, implementation and testing of our remediation measures will continue through the end of 2015 and into 2016. As we continue to evaluate and work to improve our internal control over financial reporting, we may determine to take additional measures to address control deficiencies or determine to modify certain of the remediation measures described above.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this Form 20/F-A that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

The information included in Item 16A in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.

Our board of directors has determined that David Spivak qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics

The information included in Item 16B in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing

We have adopted the Höegh LNG Partners LP Code of Business Conduct and Ethics that applies to all of our employees, officers and directors. This document is available under the “Governance” section of our website (www.hoeghlngpartners.com). We intend to disclose, under this section of our website, any waivers to or amendments of the Höegh LNG Partners LP Corporate Code of Business Ethics and Conduct for the benefit of any of our directors and executive officers.

Item 16C.	Principal Accountant Fees and Services

The information included in Item 16C in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.

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

The information included in Item 16D in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The information included in Item 16E in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.

Not applicable.

Item 16F.	Change in Registrants’ Certifying Accountant

The information included in Item 16F in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing

Not applicable.

Item 16G.	Corporate Governance

The information included in Item 16G in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.

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

The information included in Item 16H in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.

Not applicable.

PART III

Item 17. Financial Statements

The information included in Item 17 in the Original Filing has not been updated for information or events occurring after the date of the Original Filing and has not been updated to reflect the passage of time since the date of the Original Filing.

Not applicable.

Item 18. Financial Statements (Restated)

The restated consolidated and combined carve-out financial statements of Höegh LNG Partners LP and schedule set forth on pages F-1 through F-54 and Exhibit 15.1 and the combined financial statements of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. set forth on pages F-55 through F-74, together with the related reports of Ernst & Young AS, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the notes to the financial statements and therefore have been omitted.

Item 19. Exhibits (Restated)

The information included in Item 19 has been updated to indicate the exhibits filed with the Original Filing and to indicate the filing of a new Exhibit 4.32, but has not been otherwise updated for information or events occurring after the date of the Original Filing or to reflect the passage of time since the date of the Original Filing. Restated versions of Exhibits 12.1, 13.1, 15.1 and each of the XBRL exhibits have been filed as part of this 20-F/A.

The following exhibits are filed as part of this Annual Report:

Exhibit
Number	Description
1.1	Certificate of Limited Partnership of Höegh LNG Partners LP (incorporated by reference to Exhibit 3.1 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

1.2	First Amended and Restated Agreement of Limited Partnership of Höegh LNG Partners LP, dated August 12, 2014, between Höegh LNG GP LLC and Höegh LNG Holdings Ltd. (incorporated by reference to Exhibit 1.2 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.1	Contribution, Purchase and Sale Agreement, dated August 8, 2014, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.1 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.2	Omnibus Agreement, dated August 12, 2014, among Höegh LNG Holdings Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.2 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.3	2014 Höegh LNG Partners LP Long-Term Incentive Plan (incorporated by reference to Exhibit 4.3 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.4	Höegh LNG Partners LP Non-Employee Director Compensation Plan (incorporated by reference to Exhibit 10.4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.5	Employment Contract, dated November 26, 2013, between Leif Höegh (U.K.) Limited and Richard Tyrrell (incorporated by reference to Exhibit 10.5 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.6	Administrative Services Agreement, dated July 2, 2014, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Hoegh LNG Services Ltd., as amended (incorporated by reference to Exhibit 4.6 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.7	Administrative Services Agreement, dated July 2, 2014, between Hoegh LNG Services Ltd and Höegh LNG AS, as amended (incorporated by reference to Exhibit 4.7 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.8	Commercial Management and Administration Management Agreement, dated November 24, 2009, between SRV Joint Gas Ltd. and Höegh LNG AS (GDF Suez Neptune) (incorporated by reference to Exhibit 10.8 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.9	Commercial Management and Administration Management Agreement, dated May 19, 2010, between SRV Joint Gas Two Ltd. and Höegh LNG AS (GDF Suez Cape Ann) (incorporated by reference to Exhibit 10.9 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.10	Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Ltd. and Höegh LNG Fleet Management AS (GDF Suez Neptune) (incorporated by reference to Exhibit 10.10 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.11	Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Two Ltd. and Höegh LNG Fleet Management AS (GDF Suez Cape Ann) (incorporated by reference to Exhibit 10.11 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.12	Technical Information and Services Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG AS (PGN FSRU Lampung) (incorporated by reference to Exhibit 10.12 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.13	Master Spare Parts Supply Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Asia Pte. Ltd. (PGN FSRU Lampung) (incorporated by reference to Exhibit 10.13 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.14	Master Maintenance Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Shipping Services Pte Ltd (PGN FSRU Lampung) (incorporated by reference to Exhibit 10.14 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.15	Sub-Technical Support Agreement, dated April 11, 2014, between Höegh LNG AS and Höegh LNG Fleet Management AS (incorporated by reference to Exhibit 10.15 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.16†	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA (GDF Suez Neptune) (incorporated by reference to Exhibit 10.16 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.16.1††	Amendment No 1. to the SRV LNG Carrier Time Charterparty, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA (GDF Suez Neptune) (incorporated by reference to Exhibit 4.16.1 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.16.2††	Amendment No 2. to the SRV LNG Carrier Time Charterparty, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA (GDF Suez Neptune) (incorporated by reference to Exhibit 4.16.2 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.16.3†	Amendment No. 3, dated April 23, 2014, to the SRV LNG Carrier Time Charterparty (GDF Suez Neptune) (incorporated by reference to Exhibit 10.16.1 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.17†	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated December 20, 2007, among SRV Joint Gas Ltd., Suez LNG Trading SA and SRV Joint Gas Two Ltd., as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Two Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA, as amended by Amendment No. 1, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 2, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as supplemented by the Side Letter, dated November 17, 2013, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA (GDF Suez Cape Ann) (incorporated by reference to Exhibit 10.17 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.17.1†	Amendment No. 3, dated April 23, 2014, to the SRV LNG Carrier Time Charterparty (GDF Suez Cape Ann) (incorporated by reference to Exhibit 10.17.1 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.18†	Amendment and Restatement Agreement of the Original Lease, Operation and Maintenance Agreement, dated January 25, 2012, between Höegh LNG Ltd. and PT Perusahaan Gas Negara (Persero) Tbk, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated September 18, 2013, among PT Perusahaan Gas Negara (Persero) Tbk, Höegh LNG Ltd. and PT Hoegh LNG Lampung, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated February 21, 2014, among PT Perusahaan Gas Negara (Persero) Tbk, PT PGN LNG Indonesia and PT Hoegh LNG Lampung (PGN FSRU Lampung) (incorporated by reference to Exhibit 10.18 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

Exhibit
Number	Description
4.19	Second Amended and Restated Shareholders’ Agreement, dated July 18, 2014, among Mitsui O.S.K Lines, Ltd., Höegh LNG Partners Operating LLC and Tokyo LNG Tanker Co., Ltd. (incorporated by reference to Exhibit 4.19 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.20	Shareholders’ Agreement, dated March 13, 2013, between Höegh LNG Lampung Pte Ltd. and PT Bahtera Daya Utama (incorporated by reference to Exhibit 10.20 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.21	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Ltd. (incorporated by reference to Exhibit 10.21 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.22	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Two Ltd. (incorporated by reference to Exhibit 10.22 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.23	Amendment and Restatement Agreement, dated October 9, 2013, among Hoegh LNG Lampung Pte Ltd., PT Bahtera Daya Utama and PT Imeco Inter Sarana (incorporated by reference to Exhibit 10.23 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.24	Revolving Loan Agreement, dated August 12, 2014, between Höegh LNG Partners LP and Höegh LNG Holdings Ltd. in the amount of $85,000,000 (incorporated by reference to Exhibit 4.24 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.25	Demand Note, dated August 12, 2014, issued by Höegh LNG Holdings Ltd. in favor of Höegh LNG Partners LP in the amount of $140,000,000 (incorporated by reference to Exhibit 4.25 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.26	Neptune Facility Agreement, dated December 20, 2007, among SRV Joint Gas Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, the Letter from the Agent for the Lenders, dated August 26, 2010, the Letter from the Agent for the Lenders, dated July 25, 2014 and the Amendment Agreement, dated February 24, 2015 (incorporated by reference to Exhibit 4.26 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.27	Cape Ann Facility Agreement, dated December, 20, 2007, among SRV Joint Gas Two Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, the Letter from the Agent for the Lenders, dated August 26, 2010, the Amendment Agreement, dated June 29, 2012 and the Letter from the Agent for the Lenders, dated July 25, 2014 (incorporated by reference to Exhibit 4.27 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.28	$299 Million Lampung Facility Agreement, dated September 12, 2013, between PT Hoegh LNG Lampung and the other parties thereto, as amended by the Second Side Letter, dated December 18, 2014 (incorporated by reference to Exhibit 4.28 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.29	License Agreement, between Leif Höegh & Co. Ltd. and Höegh LNG Partners LP (incorporated by reference to Exhibit 10.29 to Amendment No. 1 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 17, 2014)

4.30	Administrative Services Agreement, dated October 28, 2014, between Leif Hoegh (U.K.) Limited and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.30 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.31	Administrative Services Agreement, dated October 28, 2014, between Leif Hoegh (U.K.) Limited and Hoegh LNG Services Ltd. (incorporated by reference to Exhibit 4.31 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.32*	Letter Agreement, dated August 12, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC

8.1	Subsidiaries of Höegh LNG Partners LP (incorporated by reference to Exhibit 8.1 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

12.1*	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer and the Principal Financial Officer

13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer and the Principal Financial Officer

15.1*	Schedule I - Condensed Financial Information of Registrant (Restated)

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF*	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE*	XBRL Taxonomy Extension Schema Presentation Linkbase

*	Filed herewith.
†	Certain portions have been omitted pursuant to a confidential treatment order. Omitted information has been filed separately with the SEC.
††	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Annual Report and submitted separately to the Securities and Exchange Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

HÖEGH LNG PARTNERS LP

By:	/s/ RICHARD TYRRELL
Name:	Richard Tyrrell
Title:	Chief Executive Officer and Chief Financial Officer

Date: November 30, 2015

Report of Independent Registered Public Accounting Firm

The Board of Directors of Höegh LNG Partners LP

We have audited the accompanying consolidated and combined carve-out balance sheets of Höegh LNG Partners LP as of December 31, 2014 and 2013, as described in Note 2 (a) and (b), and the related consolidated and combined carve-out statements of income, comprehensive income, changes in partners’ capital/owner’s equity, and cash flows for each of the three years in the period ended December 31, 2014. Our audit also included the financial statement schedule listed in the Index at Item 18. These consolidated and combined carve-out financial statements and schedule are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these consolidated and combined carve-out financial statements and schedule based on our audits.

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

/s/ Ernst & Young AS
Oslo, Norway
April 24, 2015

except as to Note 2 d and Note 17, as to which the date is

November 30, 2015

HÖEGH LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(in thousands of U.S. dollars, except per unit amounts)

		Restated - Note 2.d
	Notes	2014	2013	2012
REVENUES
Time charter revenues	5,17,20	$22,227	—	$—
Construction contract revenues	6,9,17	51,868	51,062	5,512
Other revenue		474	511	—
Total revenues	5	74,569	51,573	5,512
OPERATING EXPENSES
Voyage expenses		(1,139)	—	—
Vessel operating expenses	17	(6,197)	—	—
Construction contract expenses	6,9,20	(38,570)	(43,958)	(5,512)
Administrative expenses		(12,566)	(8,043)	(3,185)
Depreciation and amortization	12	(1,317)	(8)	—
Total operating expenses		(59,789)	(52,009)	(8,697)
Equity in earnings (losses) of joint ventures	4,16	(5,330)	40,228	5,007
Operating income	4	9,450	39,792	1,822
FINANCIAL INCOME (EXPENSES), NET
Interest income	17	4,959	2,122	2,481
Interest expense	17	(9,665)	(352)	(114)
Loss on derivative financial instruments	19	(161)	—	—
Other items, net		(2,788)	(1,096)	(1)
Total financial income (expense), net	7	(7,655)	674	2,366
Income before tax		1,795	40,466	4,188
Income tax expense	8	(481)	—	—
Net income	4	$1,314	40,466	$4,188

Earnings per unit	22
Common unit public (basic and diluted)		$0.50	—	—
Common unit Höegh LNG (basic and diluted)		$0.50	—	—
Subordinated unit (basic and diluted)		$0.50	—	—

The accompanying notes are an integral part of the consolidated and combined carve-out financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(in thousands of U.S. dollars)

		Restated - Note 2.d
	Notes	2014	2013	2012
Net income		$1,314	40,466	$4,188
Unrealized losses on cash flow hedge	19	(10,159)	—	—
Income tax benefit	8,19	1,984	—	—
Other comprehensive income		(8,175)	—	—
Comprehensive income (loss)		$(6,861)	40,466	$4,188

The accompanying notes are an integral part of the consolidated and combined carve-out financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2013

(in thousands of U.S. dollars)

		Restated - Note 2.d.
	Notes	2014	2013
ASSETS
Current assets
Cash and cash equivalents	18	$30,477	$108
Restricted cash	18	21,935	—
Trade receivables		6,189	—
Unbilled construction contract income	9	—	55,174
Demand note due from owner	17,18	143,241	—
Advances to joint ventures	13,18	6,665	7,112
Deferred debt issuance cost	10	2,574	2,725
Current portion of net investment in direct financing lease	5	2,894	—
Current deferred tax asset	8	343	—
Prepaid expenses and other receivables		564	705
Total current assets		214,882	65,824
Long-term assets
Restricted cash	18	15,184	10,700
Newbuildings	4,12,17	—	122,572
Other equipment		54	85
Advances to joint ventures	13,18	12,287	17,398
Deferred debt issuance cost	10	11,556	7,742
Deferred charges		—	3,912
Net investment in direct financing lease	5	292,469	—
Long-term deferred tax asset	8	1,667	391
Other long-term assets	11	15,449	—
Total long-term assets		348,666	162,800
Total assets		$563,548	$228,624

The accompanying notes are an integral part of the consolidated and combined carve-out financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2013

(in thousands of U.S. dollars)

		Restated - Note 2.d.
	Notes	2014	2013
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	14,18	$19,062	$—
Trade payables		864	—
Amounts due to owners and affiliates	17,18	6,019	15,207
Loans and promissory notes due to owners and affiliates	2a,17,18	467	193,430
Value added and withholding tax liability		3,066	4,615
Derivative financial instruments	18,19	4,676	—
Current deferred tax liability	8	—	391
Accrued liabilities and other payables	15	13,365	7,843
Total current liabilities		47,519	221,486

Long-term liabilities
Accumulated losses of joint ventures	4,16	59,630	54,300
Long-term debt	14,18	193,271	—
Derivative financial instruments	18,19	4,544	—
Prepaid and deferred revenue		—	934
Other long-term liabilities	11	22,206	—
Total long-term liabilities		279,651	55,234
Total liabilities		327,170	276,720
EQUITY	2a,3
Owner's equity		—	(48,096)
Common units public		207,004	—
Common units Höegh LNG		5,202	—
Subordinated units		32,347	—
Total Partners' capital		244,553	—
Accumulated other comprehensive income		(8,175)	—
Total equity		236,378	(48,096)
Total liabilities and equity		$563,548	$228,624

The accompanying notes are an integral part of the consolidated and combined carve-out financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF

CHANGES IN PARTNERS’ CAPITAL/OWNER’S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(in thousands of U.S. dollars)

	Restated - Note 2.d
		Partners’ Capital
	Owner's Equity	Common Units Public	Common Units Höegh LNG	Sub- ordinated Units	Accumulated Other Comprehensive Income	Total Equity
Combined carve-out balance as of January 1, 2012	$(65,196)	—	—	—	—	$(65,196)
Carve-out net income	4,188	—	—	—	—	4,188
Carve-out distributions to owner, net	7,779	—	—	—	—	7,779
Combined carve-out balance as of December 31, 2012	(53,229)	—	—	—	—	(53,229)
Carve-out net income	40,466	—	—	—	—	40,466
Carve-out distributions to owner, net	(35,333)	—	—	—	—	(35,333)
Combined carve-out balance as of December 31, 2013	(48,096)	—	—	—	—	(48,096)
Carve-out net loss (January 1- August 12, 2014)	(11,941)	—	—	—	—	(11,941)
Other comprehensive loss	—	—	—	—	(5,900)	(5,900)
Conversion of promissory note to equity	101,500	—	—	—	—	101,500
Carve-out distributions to owner, net	(11,039)	—	—	—	—	(11,039)
Combined carve-out balance as of August 12, 2014	30,424	—	—	—	(5,900)	24,524
Elimination of equity (note 2)	45,799	—	—	—	—	45,799
Allocation of partnership capital to unitholders August 12, 2014	(76,223)	—	10,561	65,662	—	—
Net proceeds from IPO net of underwriters' discounts, fees and expenses of offering (note 3)	—	203,467	—	—	—	203,467
Cash distribution of initial public offering proceeds to Höegh LNG	—	—	(6,023)	(37,444)	—	(43,467)
Post-initial public offering net income (note 3)	—	5,562	1,066	6,627	—	13,255
Cash distributions to unitholders	—	(2,025)	(388)	(2,413)		(4,826)
Other comprehensive loss	—	—	—	—	(2,275)	(2,275)
Distributions to owner, net	—	—	(14)	(85)	—	(99)
Consolidated balance as of December 31, 2014	$—	207,004	5,202	32,347	(8,175)	$236,378

The accompanying notes are an integral part of the consolidated and combined carve-out financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(in thousands of U.S. dollars)

	Restated - Note 2.d.
	2014	2013	2012
OPERATING ACTIVITIES
Net income	$1,314	40,466	$4,188
Adjustments to reconcile net income to net cash used in operating activities:
Cash received and recorded as deferred revenue	—	—	934
Depreciation and amortization	1,317	8	—
Equity in earnings of joint ventures	5,330	(40,228)	(5,007)
Changes in accrued interest income on advances to joint ventures and demand note	(4,349)	(1,381)	(1,619)
Amortization and write off of deferred debt issuance cost	4,362	379	379
Changes in accrued interest expense	1,146	352	114
Refundable value added tax liability on import	(26,298)	—	—
Net currency exchange losses (gains)	(271)	—	—
Unrealized loss on financial instruments	161	—	—
Other adjustments	35	(38)	(2,187)
Changes in working capital:
Restricted cash	(22,180)	—	—
Trade receivables	(6,115)	(58)	—
Unbilled construction contract income	55,174	(51,062)	(4,111)
Prepaid expenses and other receivables	26	(530)	—
Trade payables	864	(212)	143
Amounts due to owners and affiliates	6,019	—	—
Value added and withholding tax liability	7,660	4,614	—
Accrued liabilities and other payables	3,781	6,473	(469)
Net cash provided by (used in) operating activities	27,976	(41,217)	(7,635)

INVESTING ACTIVITIES
Expenditure for newbuildings and other equipment	(170,906)	(36,323)	(57,768)
Demand note made to Höegh LNG	(140,000)	—	—
Receipts from repayment of principal on advances to joint ventures	6,666	5,542	6,009
Receipts from repayment of principal on direct financing lease	1,341	—	—
(Increase) decrease in restricted cash	10,700	—	(9,950)
Net cash provided by (used in) investing activities	$(292,199)	(30,781)	$(61,709)

The accompanying notes are an integral part of the consolidated and combined carve-out financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 AND 2012

(in thousands of U.S. dollars)

	Restated - Note 2.d.
	2014	2013	2012
FINANCING ACTIVITIES
Proceeds from long-term debt	$257,099	—	$—
Proceeds from amounts due to owners and affiliates	10,193	15,207	—
Proceeds from loans and promissory notes due to owners and affiliates	650	101,493	61,664
Repayment of long-term debt	(44,766)	—	—
Repayment of amounts due to owners and affiliates	(25,400)	—	—
Repayment of loans and promissory notes due to owners and affiliates	(49,150)	—	—
Contributions from (distributions to) owner	(11,198)	(35,333)	7,780
Customer loan for funding of value added liability on import	26,297	—	—
Payment of debt issuance cost	(8,023)	(9,361)	—
Proceeds from initial public offering, net of underwriters' discounts and expenses of offering (note 3)	203,467	—	—
Cash from proceeds of initial public offering distributed to Höegh LNG	(43,467)	—	—
Cash distributions to owners	(4,826)	—	—
Cash settlement of derivative financial instruments	(1,100)	—	—
(Increase) decrease in restricted cash	(15,184)	—	—
Net cash provided by financing activities	294,592	72,006	69,444

Increase (decrease) in cash and cash equivalents	30,369	8	100
Effect of exchange rate changes on cash and cash equivalents	—	—	—
Cash and cash equivalents, beginning of period	108	100	—
Cash and cash equivalents, end of period	$30,477	108	$100

The accompanying notes are an integral part of the consolidated and combined carve-out financial statements.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

1. Description of business

Höegh LNG Partners LP (the “Partnership”) was formed under the laws of the Marshall Islands on April 28, 2014 as an indirect 100% owned subsidiary of Höegh LNG Holdings Ltd. (“Höegh LNG”) for the purpose of acquiring Höegh LNG’s interests in Hoegh LNG Lampung Pte. Ltd., PT Hoegh LNG Lampung (the owner of the PGN FSRU Lampung and the Tower Yoke Mooring System), SRV Joint Gas Ltd. (the owner of the GDF Suez Neptune ), and SRV Joint Gas Two Ltd. (the owner of the GDF Suez Cape Ann ) in connection with the Partnership’s initial public offering of its common units (the “IPO”).

On August 12, 2014, the Partnership completed its IPO. Prior to the closing of the IPO, Höegh LNG contributed to the Partnership all of its equity interests and loans and promissory notes due to it and affiliates in each of the entities owning the GDF Suez Neptune , the GDF Suez Cape Ann and the PGN FSRU Lampung . The transfer of the interests was recorded at Höegh LNG’s consolidated book values. At the closing of the IPO (including the exercise by the underwriters of the option to purchase an additional 1,440,000 common units), (i)11,040,000 common units were sold to the public for net proceeds, after deduction of offering expenses, of $203.5 million; (ii) Höegh LNG owned 2,116,060 common units and 13,156,060 subordinated units, representing approximately 58% of the limited partner interests in the Partnership, and 100% of the incentive distribution rights (“IDRs”) and (iii) a wholly owned subsidiary of Höegh LNG owned the non-economic general partner interest in the Partnership, as further described in note 3.

The interests in SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., collectively, are referred to as the “joint ventures” and the remaining entities owned by the Partnership, as reflected in the table below are, collectively, referred to as the “subsidiaries” in these consolidated and combined carve-out financial statements. The joint ventures and the subsidiaries are, collectively, referred to as the “Combined Entities” in the combined carve-out financial statements. The PGN FSRU Lampung , the GDF Suez Neptune and the GDF Suez Cape Ann are floating storage regasification units (“FSRUs”) and, collectively, referred to in these consolidated and combined carve-out financial statements as the vessels or the “FSRUs.” The Tower Yoke Mooring System (the “Mooring”) is an offshore installation that is used to moor the PGN FSRU Lampung to offload the gas into an offshore pipe that transports the gas to a land terminal. PT Hoegh LNG Lampung and the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are collectively referred to as the “FSRU-owning entities.”

The GDF Suez Neptune and the GDF Suez Cape Ann operate under long-term time charters with expiration dates in 2029 and 2030, respectively, and, in each case, with an option for the charterer to extend for up to two additional periods of five years each. The PGN FSRU Lampung , operates under a long term time charter which started in July 2014 with an expiration date in 2034 (with an option for the charterer to extend for up to two additional periods of five years each) and uses the Mooring that was constructed and installed for the charterer and was sold to PT PGN LNG, a subsidiary of Perusahaan Gas Negara (Persero) Tbk (“PGN”).

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

The combined carve-out financial statements include the financial statements of Hoegh LNG Lampung Pte. Ltd. and PT Hoegh LNG Lampung since the dates of their inception. Hoegh LNG Lampung Pte. Ltd. and PT Hoegh LNG Lampung were incorporated on May 31, 2013 and December 10, 2012, respectively. Prior to October 1, 2013, the investment in the PGN FSRU Lampung and the Mooring were not included in a single purpose entity or accounted for as a discrete unit, but held by a subsidiary of Höegh LNG. From October 1, 2013, the PGN FSRU Lampung , the Mooring and all associated contracts are included in PT Hoegh Lampung Pte. Ltd.

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

Certain of the accompanying consolidated and combined carve-out financial statements have been restated. The nature of the restatements and the effect on the restated line items is discussed in note 2d. In addition, certain disclosures in the following notes have been restated to be consistent with the consolidated and combined carve-out financial statements.

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

Time charter revenues and related expenses

Time charter revenues:

Revenue arrangements may include the right to use FSRUs for a stated period of time that meet the criteria for lease accounting, in addition to providing a time charter service element. Time charter revenues consist of charter hire payments under time charters, fees for providing time charter services, fees for reimbursement for actual vessel operating expenses, certain tax elements and drydocking costs borne by the charterer on a pass through basis, as well as fees for the reimbursement of certain vessel modifications or other costs (such as reimbursement of certain taxes) borne by the charterer. Time charter revenues are presented net of any value added tax (“VAT”) or other tax.

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

Fees for providing time charter services, reimbursements for actual vessel operating expenses or other costs are recognized as revenues as services are performed or the actual costs are incurred. Revenues for the time charter services element are not recognized for days that the FSRUs are off-hire.

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

Prepaid and deferred revenue

Prepaid revenue includes prepayments of fees for charter hire, vessel operating expenses or other future services. Deferred revenues include payments from charterers for certain vessel modifications which is amortized over the charter or other reimbursements not meeting revenue recognition criteria.

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

d.	Restatement of previously issued financial statements

 The consolidated and combined carve-out financial statements for the years ended December 31, 2014 and 2013 have been restated for the following items. There is no effect related to these items impacting the year ended December 31, 2012 or to the total equity at the beginning of the earliest period presented.

1.	Value added taxes (“VAT”), withholding taxes (“WHT”) and other

The Partnership announced in August 2015 that it was reviewing its accounting treatment for certain Indonesian value added tax (“VAT”) and Indonesian withholding tax (“WHT”) transactions for the years ended December 31, 2014 and 2013. All of the VAT and WHT restatement adjustments relate to our subsidiary, PT Hoegh LNG Lampung. In completing the review and reconciliation procedures during 2015, certain VAT balances recorded to the consolidated and combined carve-out balance sheet raised concerns about the appropriateness of the accounting treatment for VAT. The review and reconciliation procedures were subsequently expanded to include WHT balances. In the course of its review, the Partnership also completed a detailed analysis to confirm that all VAT and WHT transactions had been properly reported to Indonesian tax authorities.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Errors in accounting treatment of VAT and WHT

In Indonesia, the general rule is that VAT paid on supplier invoices is creditable (“creditable VAT”) against VAT received on customer invoices in determining the net amount of VAT due to the Indonesian tax authorities. The proper accounting treatment for creditable VAT paid on supplier invoices is to record it as a receivable on the balance sheet since it reduces the VAT liability due to the tax authorities on VAT received for customer invoices. However, prior to the start-up of revenue generating activities, VAT on most supplier invoices is non-creditable (“non-creditable VAT”). As a result, non-creditable VAT paid to the tax authorities on supplier invoices cannot subsequently be credited against VAT received on customer invoices. The proper accounting is to record non-creditable VAT as part of the expense of the associated supplier invoices or to capitalize it as a component of the asset to which it relates. Non-creditable VAT was incorrectly recorded as a VAT receivable in the Partnership’s consolidated and combined carve-out balance sheets for the years ended December 31, 2014 and 2013. Non-creditable VAT should have been recorded as components of vessel operating expenses, construction contract expenses, administrative expenses, newbuilding (net investment in direct financing lease) or deferred debt issuance cost.

In addition, due to the understanding reached with the charterer releasing it from the obligation to pay the charter invoices for September and October 2014 (refer to note 20), a correction to expense the VAT associated with the invoices that were not payable from the charterer was required. Following PT Hoegh LNG Lampung’s inquiry process with the Indonesian tax authorities on the proper basis for applying VAT to the construction contract invoices related to the Mooring, an adjustment of approximately $6.2 million was recorded to increase the trade receivables from the charterer and VAT liabilities due to the Indonesian tax authorities on the consolidated and combined carve-out balance sheet.

In Indonesia, WHT is due to be paid on supplier invoices from foreign vendors providing services, goods and financing depending upon applicable tax treaties. The proper accounting treatment is to record WHT as an expense of the period, as other items, net, or a component of the capitalized asset (newbuilding (net investment in direct financing lease) or deferred debt issuance cost). Certain tax amounts are also required to be withheld by the charterer on payments of the time charter /customer invoices. The Partnership’s accounting policy is to record its revenues net of taxes. WHT paid on supplier invoices and withheld on time charter invoices was incorrectly recorded to a liability account in the consolidated and combined carve-out balance sheet.

PT Hoegh LNG Lampung uses an external service provider to complete filings for VAT and WHT to the Indonesian tax authorities as a basis for settlement of its VAT and WHT liabilities. The accuracy of the filings submitted to the tax authorities is dependent on PT Hoegh LNG Lampung providing the external service provider with transaction information for the VAT and WHT computation. In the course of its review, the Partnership identified certain VAT and WHT amounts that had not been previously reported. Amendments to the previous VAT and WHT filings have been made to the Indonesian tax authorities and the impact, including penalties imposed by the Indonesian tax authorities, recorded as part of the restatement adjustments.

Pursuant to the omnibus agreement with Höegh LNG, the Partnership is indemnified by Höegh LNG for non-budgeted, non-creditable Indonesian VAT and non-budgeted Indonesian WHT, and any related impact on cash flow for the periods as further described in note 17.

Related adjustments

As a consequence of the reimbursable nature of certain VAT and WHT under PT Hoegh LNG Lampung’s time charter, related adjustments are required for revenue recognition as follows:

Related adjustments to revenues: Under terms of its time charter, PT Hoegh LNG Lampung is reimbursed by the charterer for Indonesian corporate income taxes, WHT on certain interest expenses, certain services and dividends and all Indonesian taxes, including VAT, related to the Mooring. During 2014, the charterer was invoiced for an estimate of the reimbursement of applicable taxes (the “Tax element”) which is subject to a final settlement pending an audit process to compare the invoiced Tax element to actual applicable taxes incurred. The revenue on the Tax element was recognized in the consolidated and combined carve-out income statements only to the extent that applicable taxes were identified as incurred during the applicable period. The remaining invoiced Tax element was deferred pending the completion of the audit process. As of November 30, 2015, the date of the filing of these restated financial statements, the final settlement of the Tax element has not been completed. As a result of identifying additional VAT related to the Mooring and WHT expenses recorded as part of the restatement adjustments, previously deferred revenues for the Tax element have been recognized as revenue in the restatement adjustments for the additional actual taxes incurred to the extent that such revenues are deemed fixed and determinable.

As discussed in note 20, the Partnership was indemnified by Höegh LNG for hire rate, taxes and VAT payments not received under PT Hoegh LNG Lampung’s time charter for September and October 2014. The Partnership received indemnification payments from Höegh LNG in September and October 2014, respectively, for the September and October 2014 invoices not paid by the charterer of $6.5 million and $6.7 million, respectively. The Partnership originally recognized part of the payments from Höegh LNG for September and October 2014 as revenue, net of certain deferrals related to part of the tax element and VAT. As a result of identifying additional VAT and WHT expenses recorded as part of the restatement, restatement adjustments include recognition of previously deferred indemnification revenues of approximately $4.9 million. After the restatement adjustments, all of the indemnification payments for the September and October 2014 invoices have been recognized as revenue and there is no remaining deferred indemnification on the consolidated and combined carve-out balance sheet. For additional information on the accounting for the indemnification of the loss of hire, refer to note 2 c. significant accounting policies on insurance and other claims.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Adjustments to revenue that were associated with Indonesian VAT and WHT related to the Mooring have been included in the construction contract revenues. All other adjustments to revenue are included in the time charter revenues or other revenues. As a result of restating the total estimated construction contract expenses and revenues, the computation of the percentage of completion method has been restated. For additional information on the percentage of completion method, refer to note 2 c. significant accounting policies on construction revenues and related expenses.

Reclassification and tax adjustments: As the Partnership completed its review of the financial reporting for PT Hoegh LNG Lampung, it identified certain other corrections related to PT Hoegh LNG Lampung for 2014. The main correction was related to a reclassification between vessel operating expenses and administrative expenses. The correction recorded resulted in a decrease in vessel operating expenses and an offsetting increase in administrative expenses for the year ended December 31, 2014. In addition, when the Indonesian tax advisors completed the computation of the tax loss carryforward based upon the restated results for PT Hoegh LNG Lampung the for the year ended December 31, 2014, they altered the tax treatment of a component of the losses on derivative instruments compared with the original tax computation for the year ended December 31, 2014. The tax advisors had subsequently identified a private Indonesian tax ruling indicating that all of the gains and losses on derivative instruments were not tax deductible. As a result, the Partnership has re-evaluated the recognition of the deferred tax asset and associated valuation allowance recorded as a component of other comprehensive income in equity related to the derivative instrument. The net impact of the restatement adjustment increased the deferred tax asset and the income tax benefit recorded to other comprehensive income by $0.1 million. The deferred tax asset on the temporary difference was reduced by approximately $0.2 million which was more than offset by the reduction in the valuation allowance of $0.3 million.

2.	Indirect adjustments related to VAT and WHT

In addition to the related adjustments described below, the restatement adjustments related to VAT and WHT, impacted the capitalized cost of  PT Hoegh LNG Lampung’s newbuilding (net investment in direct financing lease) (refer to note 12) and deferred debt issuance cost related to the Lampung facility (refer to notes 10 and 14) and the basis for computing the revenue for the direct financing lease and amortization of debt issuance cost. The lease element of PT Hoegh LNG Lampung’s time charter is accounted for as a direct financing lease (refer to note 2 c. significant accounting policies on time charter revenues). As a result of the restatement adjustments described above, the effective interest rate method was recalculated for the revenue for the direct financing lease and for the amortization of the deferred debt issuance cost. The changes in accounting for the resulting amortization of the direct financing lease and the deferred debt issuance cost do not affect or the Partnership’s cash flows or liquidity.

3.	Impact on earnings per unit

The earnings per unit for the period ended December 31, 2014 is based on Post-IPO net income for the period from August 12, 2014 (the date of the Partnership’s IPO) to December 31, 2014. The net income attributable to the unitholders of the Partnership was originally reported as $13,195. The restated net income attributable to the unitholders of the Partnership was $13,255 reflecting net restatement adjustments of $60. As a result of the small net adjustments for this period of 2014, the earnings per unit, as rounded, did not change from the as reported figure to the as restated figure.

For a summary of the impact of the adjustments to Pre-IPO and Post-IPO net income for the years ended December 31, 2014 and 2013 refer to page F-27. This page also provides the summary impact of the adjustments to total equity and comprehensive income for the years ended December 31, 2014 and 2013.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table presents the effect of the restatement on the Partnership’s consolidated and combined carve-out statement of income:

	Year ended December 31, 2014
		Adjustments
(in thousands of U.S. dollars, except per unit amounts)	As reported	VAT, WHT and other	Indirect adjustments	As restated
REVENUES
Time charter revenues	$20,918	1,339	(30)	$22,227
Construction contract revenues	49,277	2,591	—	51,868
Other Revenue	—	474	—	474
Total revenues	70,195	4,404	(30)	74,569
OPERATING EXPENSES
Voyage expenses	(1,139)	—	—	(1,139)
Vessel operating expenses	(5,297)	(900)	—	(6,197)
Construction contract expenses	(35,384)	(3,186)	—	(38,570)
Administrative expenses	(11,656)	(910)	—	(12,566)
Depreciation and amortization	(1,317)	—	—	(1,317)
Total operating expenses	(54,793)	(4,996)	—	(59,789)
Equity in earnings (losses) of joint ventures	(5,330)	—	—	(5,330)
Operating income	10,072	(592)	(30)	9,450
FINANCIAL INCOME (EXPENSES), NET
Interest income	4,959	—	—	4,959
Interest expense	(9,590)	—	(75)	(9,665)
Gain (loss) on derivative financial instruments	(161)	—	—	(161)
Other items, net	(2,366)	(422)	—	(2,788)
Total financial income (expense), net	(7,158)	(422)	(75)	(7,655)
Income (loss) before tax	2,914	(1,014)	(105)	1,795
Income tax expense	(505)	24	—	(481)
Net income (loss)	$2,409	(990)	(105)	$1,314

Earnings per unit
Common unit public (basic and diluted)	$0.50			$0.50
Common unit Höegh LNG (Basic and diluted)	$0.50			$0.50
Subordinated unit (basic and diluted)	$0.50			$0.50

The following table presents the effect of the restatement on the Partnership’s consolidated and combined carve-out statement of comprehensive income:

	Year ended December 31, 2014
		Adjustments
(in thousands of U.S. dollars, except per unit amounts)	As reported	VAT, WHT and other	Indirect adjustments	As restated
Net income	$2,409	(990)	(105)	$1,314
Unrealized losses on cash flow hedge	(10,159)	—	—	(10,159)
Income tax benefit	1,890	94	—	1,984
Other comprehensive income	(8,269)	94	—	(8,175)
Comprehensive income (loss)	$(5,860)	(896)	(105)	$(6,861)

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table presents the effect of the restatement on the Partnership’s consolidated and combined carve-out balance sheet:

	As at December 31, 2014
		Adjustments
	As reported	VAT, WHT and other	Indirect adjustments	As restated
ASSETS
Current assets
Cash and cash equivalents	$30,477	—	—	$30,477
Restricted cash	21,935	—	—	21,935
Trade receivables	—	6,189	—	6,189
Deferred debt issuance cost	2,603	(29)	—	2,574
Current portion of net investment in direct financing lease	2,809	85	—	2,894
Current deferred tax asset	318	25	—	343
Prepaid expenses and other receivables	5,091	(4,527)	—	564
Other current assets	149,906	—	—	149,906
Total current assets	213,139	1,743	—	214,882
Long-term assets
Restricted cash	15,184	—	—	15,184
Deferred debt issuance cost	11,974	(343)	(75)	11,556
Net investment in direct financing lease	292,379	120	(30)	292,469
Long-term deferred tax asset	1,572	95	—	1,667
Other long-term assets	21,626	(6,177)	—	15,449
Other equipment and advances to joint ventures	12,341	—	—	12,341
Total long-term assets	355,076	(6,305)	(105)	348,666
Total assets	$568,215	(4,562)	(105)	$563,548
LIABILITIES AND EQUITY
Current liabilities
Value added and withholding tax liability	835	2,231	—	3,066
Accrued liabilities and other payables	19,201	(5,836)	—	13,365
Other current liabilities	31,088	—	—	31,088
Total current liabilities	51,124	(3,605)	—	47,519
Total long-term liabilities	279,651	—	—	279,651
Total liabilities	330,775	(3,605)	—	327,170
Total equity	237,440	(957)	(105)	236,378
Total liabilities and equity	$568,215	(4,562)	(105)	$563,548

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table presents the effect of the restatement on the Partnership’s consolidated and combined carve-out statements of cash flows:

	For the year ended December 31, 2014
		Adjustments
	As reported	VAT, WHT and other	Indirect adjustments	As restated
OPERATING ACTIVITIES
Net income	$2,409	(990)	(105)	$1,314
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	1,317	—	—	1,317
Equity in earnings of joint ventures	5,330	—	—	5,330
Changes in accrued interest income on advances to joint ventures and demand note	(4,349)	—	—	(4,349)
Amortization and write off of deferred debt issuance cost	4,287	—	75	4,362
Changes in accrued interest expense	1,146		—	1,146
Refundable value added tax liability on import	(23,401)	(2,897)	—	(26,298)
Net currency exchange losses (gains)	—	(271)	—	(271)
Unrealized loss on financial instruments	161	—	—	161
Other adjustments	59	(24)	—	35
Changes in working capital:
Restricted cash	(21,935)	(245)	—	(22,180)
Trade receivables	—	(6,115)	—	(6,115)
Unbilled construction contract income	54,473	701	—	55,174
Prepaid expenses and other receivables	(4,503)	4,529	—	26
Trade payables	864	—	—	864
Amounts due to owners and affiliates	6,019	—	—	6,019
Value added and withholding tax liability	(2,459)	10,119	—	7,660
Accrued liabilities and other payables	9,622	(5,841)	—	3,781
Net cash provided by (used in) operating activities	29,040	(1,034)	(30)	27,976

INVESTING ACTIVITIES
Expenditure for newbuildings and other equipment	(170,755)	(151)	—	(170,906)
Demand note made to Höegh LNG	(140,000)	—	—	(140,000)
Receipts from repayment of principal on advances to joint ventures	6,666	—	—	6,666
Receipts from repayment of principal on direct financing lease	1,311	—	30	1,341
(Increase) decrease in restricted cash	10,700	—	—	10,700
Net cash provided by (used in) investing activities	$(292,078)	(151)	30	$(292,199)

The following table presents the effect of the restatement on the Partnership’s consolidated and combined carve-out statements of cash flows:

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	For the year ended December 31, 2014
		Adjustments
	As reported	VAT, WHT and other	Indirect adjustments	As restated
FINANCING ACTIVITIES
Proceeds from long-term debt	$257,099	—	—	$257,099
Proceeds from amounts due to owners and affiliates	10,193	—	—	10,193
Proceeds from loans and promissory notes due to owners and affiliates	650	—	—	650
Repayment of long-term debt	(44,766)	—	—	(44,766)
Repayment of amounts due to owners and affiliates	(25,400)	—	—	(25,400)
Repayment of loans and promissory notes due to owners and affiliates	(49,150)	—	—	(49,150)
Contributions from (distributions to) owner	(11,198)	—	—	(11,198)
Customer loan for funding of value added liability on import	26,297	—	—	26,297
Payment of debt issuance cost	(9,208)	1,185	—	(8,023)
Proceeds from initial public offering, net of underwriters' discounts and expenses of offering	203,467	—	—	203,467
Cash from proceeds of initial public offering distributed to Höegh LNG	(43,467)	—	—	(43,467)
Cash distributions to owners	(4,826)	—	—	(4,826)
Cash settlement of derivative financial instruments	(1,100)	—	—	(1,100)
(Increase) decrease in restricted cash	(15,184)	—	—	(15,184)
Net cash provided by (used in) financing activities	293,407	1,185	—	294,592

Increase (decrease) in cash and cash equivalents	30,369	—	—	30,369
Effect of exchange rate changes on cash and cash equivalents	—	—	—	—
Cash and cash equivalents, beginning of period	108	—	—	108
Cash and cash equivalents, end of period	$30,477	—	—	$30,477

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table presents the effect of the restatement on the Partnership’s consolidated and combined carve-out statement of income:

	Year ended December 31, 2013

		Adjustments
(in thousands of U.S. dollars)	As reported	VAT, WHT and other	Indirect adjustments	As restated
REVENUES
Time charter revenues	$—	—	—	$—
Construction contract revenues	50,362	700	—	51,062
Other revenue	511	—	—	511
Total revenues	50,873	700	—	51,573
OPERATING EXPENSES
Construction contract expenses	(43,272)	(686)	—	(43,958)
Administrative expenses	(8,043)	—	—	(8,043)
Depreciation and amortization	(8)	—	—	(8)
Total operating expenses	(51,323)	(686)	—	(52,009)
Equity in earnings (losses) of joint ventures	40,228	—	—	40,228
Operating income	39,778	14	—	39,792
FINANCIAL INCOME (EXPENSES), NET
Interest income	2,122	—	—	2,122
Interest expense	(352)	—	—	(352)
Other items, net	(1,021)	(75)	—	(1,096)
Total financial income (expense), net	749	(75)	—	674
Income (loss) before tax	40,527	(61)	—	40,466
Income tax expense	—	—	—	—
Net income (loss)	$40,527	(61)	—	$40,466

The following table presents the effect of the restatement on the Partnership’s consolidated and combined carve-out statement of comprehensive income:

	Year ended December 31, 2013
		Adjustments
(in thousands of U.S. dollars, except per unit amounts)	As reported	VAT, WHT and other	Indirect adjustments	As restated
Net income	$40,527	(61)	—	$40,466
Unrealized losses on cash flow hedge	—	—	—	—
Income tax benefit	—	—	—	—
Other comprehensive income	—	—	—	—
Comprehensive income (loss)	$40,527	(61)	—	$40,466

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table presents the effect of the restatement on the Partnership’s consolidated and combined carve-out balance sheet:

	As at December 31, 2013
		Adjustments
	As reported	VAT, WHT and other	Indirect adjustments	As restated
ASSETS
Current assets
Cash and cash equivalents	$108	—	—	$108
Unbilled construction contract income	54,473	701	—	55,174
Other current assets	10,542	—	—	10,542
Total current assets	65,123	701	—	65,824
Long-term assets
Restricted cash	10,700	—	—	10,700
Newbuilding / Vessels, net of accumulated depreciation	122,517	55	—	122,572
Deferred debt issuance cost	6,931	811	—	7,742
Long-term deferred tax asset	64	327	—	391
Other long-term assets	21,395	—		21,395
Total long-term assets	161,607	1,193	—	162,800
Total assets	$226,730	1,894	—	$228,624
LIABILITIES AND EQUITY
Current liabilities
Value added and withholding tax liability	2,987	1,628	—	4,615
Current deferred tax liability	64	327		391
Other current liabilities	216,480	—	—	216,480
Total current liabilities	219,531	1,955	—	221,486
Total long-term liabilities	55,234	—	—	55,234
Total liabilities	274,765	1,955	—	276,720
Total equity	(48,035)	(61)		(48,096)
Total liabilities and equity	$226,730	1,894	—	$228,624

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table presents the effect of the restatement on the Partnership’s consolidated and combined carve-out statements of cash flows:

	For the year ended December 31, 2013
	As reported	VAT, WHT and other	As restated
OPERATING ACTIVITIES
Net income (loss)	$40,527	$(61)	$40,466
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	8	—	8
Equity in losses (earnings) of joint ventures	(40,228)	—	(40,228)
Changes in accrued interest income on advances to joint ventures and demand note	(1,381)	—	(1,381)
Amortization and write off of deferred debt issuance cost	379	—	379
Changes in accrued interest expense	352	—	352
Other adjustments	(38)	—	(38)
Changes in working capital:
Trade receivables	(58)	—	(58)
Unbilled construction contract income	(50,362)	(700)	(51,062)
Prepaid expenses and other receivables	(530)	—	(530)
Trade payables	(212)	—	(212)
Value added and withholding tax liability	2,987	1,627	4,614
Accrued liabilities and other payables	6,473	—	6,473
Net cash provided by (used in) operating activities	(42,083)	866	(41,217)

INVESTING ACTIVITIES
Expenditure for newbuildings and other equipment	(36,268)	(55)	(36,323)
Receipts from repayment of principal on advances to joint ventures	5,542	—	5,542
Net cash provided by investing activities	$(30,726)	$(55)	$(30,781)

FINANCING ACTIVITIES
Proceeds from amounts due to owners and affiliates	15,207	—	15,207
Proceeds from loans and promissory notes due to owners and affiliates	101,493	—	101,493
Contributions from (distributions to) owner	(35,333)	—	(35,333)
Payment of debt issuance cost	(8,550)	(811)	(9,361)
Net cash provided by (used in) financing activities	72,817	(811)	72,006

Increase (decrease) in cash and cash equivalents	8	—	8
Cash and cash equivalents, beginning of period	100	—	100
Cash and cash equivalents, end of period	$108	$—	$108

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table presents the effect of the restatement on the Partnership’s previously reported net income (loss) and total equity as of the date and for the periods shown:

	Net Income (loss)			Total Equity
(in thousands of U.S. dollars)	August 12 to December 31, 2014	January 1 to August 12, 2014	Year ended December 31, 2013	As of December 31, 2014	As of December 31, 2013
	(Post-IPO)	(Pre-IPO)	(Pre-IPO)
As previously reported	$13,195	(10,786)	40,527	237,440	$(48,035)
Adjustments:
VAT, WHT and other	75	(1,065)	(61)	(957)	(61)
Indirect adjustments	(15)	(90)	—	(105)	—
As restated	$13,255	(11,941)	40,466	236,378	$(48,096)

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

Existing agreements remain in place for provision of certain services to the Partnership’s vessel owning joint ventures or entity, of which the material agreements are as follows:

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

•	The joint ventures are parties to ship management agreements with Höegh LNG Fleet Management AS (“Höegh LNG Management”) pursuant to which Höegh LNG Management provides the joint ventures with technical and maritime management and crewing of the GDF Suez Neptune and the GDF Suez Cape Ann , and Höegh Norway is a party to a sub-technical support agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides technical support services with respect to the PGN FSRU Lampung ; and

•	The joint ventures are parties to commercial and administration management agreements with Höegh Norway, and PT Hoegh LNG Lampung is a party to a technical information and services agreement with Höegh Norway.

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

For the year ended December 31, 2014, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung , and construction contract revenues and expenses of the Mooring. The Mooring was constructed on behalf of, and was sold to, PGN using the percentage of completion method of accounting. The Mooring project was completed as of December 31, 2014. For the years ended December 31, 2013 and 2012, Majority held FSRUs includes a newbuilding, the PGN FSRU Lampung , and construction contract revenues and expenses of the Mooring under construction.

As of December 31, 2014 and 2013, Joint venture FSRUs include two 50% owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann , that operate under long term time charters with one charterer, GDF Suez Global LNG Supply SA.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Year ended December 31, 2014
						Consolidated
	Majority	Joint venture FSRUs		Total		and Combined
	held	(proportional		Segment		Carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations	Reporting
	(Restated)		(Restated)	(Restated)		(Restated)
Time charter revenues	$22,227	41,319	—	63,546	(41,319)	$22,227
Construction contract revenues	51,868	—	—	51,868	—	51,868
Other revenue	474	—	—	474	—	474
Total revenues	74,569	41,319	—	115,888		74,569
Operating expenses	(13,689)	(8,485)	(6,213)	(28,387)	8,485	(19,902)
Construction contract expenses	(38,570)	—	—	(38,570)	—	(38,570)
Equity in earnings of joint ventures	—	—	—	—	(5,330)	(5,330)
Segment EBITDA	22,310	32,834	(6,213)	48,931
Depreciation and amortization	(1,317)	(9,148)	—	(10,465)	9,148	(1,317)
Operating income (loss)	20,993	23,686	(6,213)	38,466		9,450
Gain (loss) on derivative instruments	(161)	(11,878)	—	(12,039)	11,878	(161)
Other financial income (expense), net	(11,952)	(17,138)	4,458	(24,632)	17,138	(7,494)
Income (loss) before tax	8,880	(5,330)	(1,755)	1,795	—	1,795
Income tax expense	(505)	—	24	(481)	—	(481)
Net income (loss)	$8,375	(5,330)	(1,731)	1,314	—	$1,314

	As of December 31, 2014
						Consolidated
	Majority	Joint venture FSRUs		Total		and Combined
	held	(proportional		Segment		Carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations	Reporting
	(Restated)		(Restated)	(Restated)		(Restated)
Newbuildings	$—	—	—	—	—	$—
Vessels, net of accumulated depreciation	—	279,670	—	279,670	(279,670)	—
Net investment in direct financing lease	295,363			295,363		295,363
Advances to joint ventures	—	—	18,952	18,952	—	18,952
Total assets	372,930	300,327	190,618	863,875	(300,327)	563,548
Accumulated losses of joint ventures	—	—	50	50	(59,680)	(59,630)
Expenditures for newbuildings, vessels & equipment	172,324	2,358	—	174,682	(2,358)	172,324
Expenditures for drydocking	—	—	—	—	—	—
Principal repayment direct financing lease	$1,341	—	—	1,341	—	$1,341

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Year ended December 31, 2013
						Consolidated
	Majority	Joint venture FSRUs		Total		and Combined
	held	(proportional		Segment		Carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations	Reporting
	(Restated)			(Restated)		(Restated)
Time charter revenues	$—	41,110	—	41,110	(41,110)	$—
Construction contract revenues	51,062	—	—	51,062	—	51,062
Other revenues	511	—	—	511	—	511
Total revenues	51,573	41,110	—	92,683		51,573
Operating expenses	(4,490)	(8,763)	(3,553)	(16,806)	8,763	(8,043)
Construction contract expenses	(43,958)	—	—	(43,958)	—	(43,958)
Equity in earnings of joint ventures	—	—	—	—	40,228	40,228
Segment EBITDA	3,125	32,347	(3,553)	31,919
Depreciation and amortization	(8)	(9,053)	—	(9,061)	9,053	(8)
Operating income (loss)	3,117	23,294	(3,553)	22,858		39,792
Gain (loss) on derivative instruments	—	35,038	—	35,038	(35,038)	—
Other financial income (expense), net	(1,448)	(18,104)	2,122	(17,430)	18,104	674
Income (loss) before tax	1,669	40,228	(1,431)	40,466	—	40,466
Income tax expense	—	—	—	—	—	—
Net income (loss)	$1,669	40,228	(1,431)	40,466	—	$40,466

	As of December 31, 2013
		Joint venture
	Majority	FSRUs		Total		Combined
	held	(proportional		Segment		carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations	reporting
	(Restated)			(Restated)		(Restated)
Newbuildings	$122,572	—	—	122,572	—	$122,572
Vessels, net of accumulated depreciation	—	286,460	—	286,460	(286,460)	—
Advances to joint ventures	—	—	24,510	24,510		24,510
Total assets	203,787	307,335	24,510	535,632	(307,335)	228,297
Accumulated losses of joint ventures	—	—	50	50	(54,350)	(54,300)
Expenditures for newbuildings, vessels & equipment	36,590	522	—	37,112	(522)	36,590
Expenditures for drydocking	$—	—	—	—	—	$—

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Year ended December 31, 2012
						Consolidated
	Majority	Joint venture FSRUs		Total		and combined
	held	(proportional		Segment		carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations	reporting
Time charter revenues	$—	41,076	—	41,076	(41,076)	$—
Construction contract revenues	5,512	—	—	5,512	—	5,512
Other revenues	—	—	—	—	—	—
Total revenues	5,512	41,076	—	46,588		5,512
Operating expenses	(2,372)	(8,652)	(813)	(11,837)	8,652	(3,185)
Construction contract expenses	(5,512)	—	—	(5,512)	—	(5,512)
Equity in earnings of joint ventures	—	—	—	—	5,007	5,007
Segment EBITDA	(2,372)	32,424	(813)	29,239
Depreciation and amortization	—	(9,060)	—	(9,060)	9,060	—
Operating income (loss)	(2,372)	23,364	(813)	20,179		1,822
Gain (loss) on derivative instruments	—	693	—	693	(693)	—
Other financial income (expense), net	(115)	(19,050)	2,481	(16,684)	19,050	2,366
Income (loss) before tax	(2,487)	5,007	1,668	4,188	—	4,188
Income tax expense	—	—	—	—	—	—
Net income (loss)	$(2,487)	5,007	1,668	4,188	—	$4,188

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

5. Time charter revenues and net investment in direct financing lease

As of December 31, 2014, the minimum contractual future revenues to be received under the time charters during the next five years and thereafter are as follows:

(in thousands of U.S. dollars)	Total
(Restated)
2015	$39,131
2016	39,131
2017	39,131
2018	39,131
2019	39,131
Thereafter	580,611
Total	$776,266

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The lease element of time charter hire for the PGN FSRU Lampung is recognized over the lease term using the effective interest rate method and is included in time charter revenues. The direct financing lease is reflected on the balance sheets as net investment in direct financing lease, a receivable, as follows:

As of December 31,
(in thousands of U.S. dollars)	2014
(Restated)
Minimum lease payments	$589,074
Unguaranteed residual value	146,000
Unearned income	(441,465)
Initial direct cost, net	3,095
Net investment in direct financing lease at inception	296,704
Principal repayment and amortization for July 22 to December 31, 2014	(1,341)
Net investment in direct financing lease at December 31, 2014	295,363
Less: Current portion	(2,894)
Long term net investment in direct financing lease	$292,469

There were no financing leases as of December 31, 2013. There was no allowance for doubtful accounts as of December 31, 2014.

6. Construction contract revenues

	Year ended
	December 31,
(in thousands of U.S. dollars)	2014	2013	2012
	(Restated)	(Restated)
Construction contract revenue	$51,868	51,062	$5,512
Construction contract expenses	(38,570)	(43,958)	(5,512)
Recognized contract margin (loss)	$13,298	7,104	$—

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

As of December 31, 2013 and 2012, the Mooring project was estimated to be 52% and 6% completed, respectively. In the initial stages of the contract, the Partnership’s policy is to record revenue in an amount equal to the cost incurred until sufficient information is available to estimate profit on the project with a reasonable level of certainty. As a result, no contract margin was recognized for the year ended December 31, 2012. Refer to note 9.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

7. Financial income (expenses)

The components of financial income (expenses) are as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2014	2013	2012
	(Restated)	(Restated)
Interest income	$4,959	2,122	$2,481
Interest expense:
Interest expense	(9,163)	(6,110)	(3,769)
Commitment fees	(1,587)	(2,162)	(1,729)
Amortization of debt issuance cost	(4,362)	(379)	(379)
Capitalized interest	5,447	8,299	5,763
Total interest expense	(9,665)	(352)	(114)
Loss on derivative instruments	(161)	—	—
Other items, net:
Foreign exchange gain (loss)	124	9	—
Bank charges and fees and other	(84)	—	—
Withholding tax on interest expense and other	(2,828)	(1,105)	(1)
Total other items, net	(2,788)	(1,096)	(1)
Total financial income (expense), net	$(7,655)	674	$2,366

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

8. Income tax

The components of income tax expense recognized in the consolidated and combined carve-out statements of income are as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2014	2013	2012
	(Restated)	(Restated)
Total current tax (benefit) expense	$505	$—	$—
Deferred tax (benefit) expense for
Change in temporary differences	(259)	(6,788)	—
Tax loss carry forward	(1,253)	—	—
Change in valuation allowance	1,488	6,788	—
Total deferred tax (benefit) expense	(24)	—	—
Total income tax (benefit) expense	$481	$—	$—

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Deferred tax (benefit) expense recognized in the consolidated combined carve-out statements of comprehensive income as a component of other comprehensive income (“OCI”) are as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2014	2013	2012
Cash flow hedge derivative financial instruments	$(2,374)	—	$—
Valuation allowance	390	—	—
Deferred tax (benefit) recognized in OCI	$(1,984)	—	$—

The reconciliation of the income before tax at the statutory rate in the Marshall Islands to the actual income tax expense for each year is as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2014	2013	2012
	(Restated)	(Restated)
Income (loss) before tax	$1,795	40,466	$4,188
At applicable statutory tax rate
Amount computed at corporate tax of 0%	—	—	—
Foreign tax rate differences	(960)	44	—
Permanent differences:
Tax deduction foreign exchange losses in local currency	—	(2,535)	—
Non deductible withholding taxes	905	189	—
Tax credits and exemptions	(1,497)	—	—
Non deductible other financial items	286	—	—
Non deductible foreign exchange loss	61	—	—
Other non deductible costs	198	60	—
Deferred tax asset not probable of realization	—	2,626	—
Adjustment for valuation allowance	1,488	(384)	—
Tax expense (benefit) for year recognized in net income	$481	—	$—

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Deferred income tax assets (liabilities) are summarized as follows:

	As of
	December 31,
(in thousands of U.S. dollars)	2014	2013
	(Restated)	(Restated)
Current deferred tax assets:
Direct financing lease	81	—
Accrued liabilities and other payables	524	11
Derivative financial instruments	1,170	—
Current valuation allowance	(1,399)	(11)
Long-term deferred tax assets:
Newbuildings	—	7,359
Direct financing lease	6,596	—
Derivative financial instruments	1,205	—
Other equipment	6	—
Prepaid and deferred revenue	—	233
Tax loss carry forward	1,253	—
Long term valuation allowance	(7,244)	(6,777)
Current deferred tax liabilities:
Unbilled construction contract income	—	(327)
Accrued liabilities and other receivables	(33)	(64)
Long term deferred tax liabilities:
Deferred debt issuance cost	(149)	(276)
Deferred charges	—	(148)
Deferred tax assets (liabilities), net	$2,010	$—

The Partnership is not subject to Marshall Islands corporate income taxes. The Partnership is subject to tax for earnings of its subsidiary incorporated in Singapore and its FSRU-owing entity incorporated in Indonesia. For the year ended December 31, 2014, the current tax expense relates to the Singapore subsidiary mainly due to internal interest income. For the year ended December 31, 2014, the FSRU-owning entity incorporated in Indonesia incurred a tax loss. The tax loss carryforward of $1,253 expires in 2019.

A valuation allowance for deferred tax assets is recorded when it is more-likely-than-not that some or all of the benefit will not be realized. Given the lack of historical operations in Indonesia, management of the Partnership concluded a valuation allowance should be established to reduce the deferred tax assets to the amount deemed more-likely-than-not of realization. A component of the deferred tax asset relates to the cash flow hedge of the interest rate swap with a term of over 11 years. Management concluded that approximately $2,000 of the deferred tax asset was more-likely-than-not of realization over the term of the swap and recognized a deferred tax asset for that amount. Deferred tax expenses for the change in the valuation allowance of $1,488 and $390 were recorded to income tax expense in the consolidated and combined statement of income and consolidated and combined statement of comprehensive income, respectively, for the year ended December 31, 2014.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. In 2013, a tax loss was incurred in Indonesia principally due to unrealized losses on foreign exchange that does not impact the income statement prepared in the functional currency of U.S. dollars. In 2014, the Indonesia authorities have approved the change of currency for tax reporting to U.S. dollars. Under existing tax law, it is not clear if the prior year tax loss carryforward from foreign exchange losses can be utilized when the tax reporting currency is subsequently changed. Due to the uncertainty of this tax position, a provision was recognized for the year ended December 31, 2013 and the resulting unrecognized tax benefit was $2,626. There was no change in the unrecognized tax benefits as of December 31, 2014.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

9. Unbilled construction contract income

The unbilled construction contract income of $0 and $ 55,174 for the years ended December 31, 2014 and 2013 (restated), respectively, relate to the construction and installation of the Mooring for PGN. As of December 31, 2014 the Mooring project was completed and all payments received from PGN. The unbilled construction contract income represented the excess of contract costs and profits recognized to the balance sheet date on the percentage of completion accounting method over the amount of contract billings to the balance sheet date.

10. Deferred debt issuance cost

Debt issuance costs are deferred and amortized to interest expense over the term of the related debt. The deferred debt issuance costs are comprised of the following amounts:

	As of
	December 31,
(in thousands of U.S. dollars)	2014	2013
	(Restated)	(Restated)
Total deferred debt issuance cost	$19,283	$11,258
Accumulated amortization	(5,153)	(791)
Total deferred debt issuance cost, net	14,130	10,467

Current deferred debt issuance cost	2,574	2,725
Long term deferred debt issuance cost	11,556	7,742
Total deferred debt issuance cost	$14,130	$10,467

Amortization of deferred debt issuance cost for the years ended December 31, 2014 (restated), 2013 and 2012 was $4,362, $379 and $379, respectively. The Mooring tranche of the Lampung facility was repaid July 3, 2014 and the deferred debt issuance cost for that tranche of $1,747 was fully amortized for the year ended December 31, 2014. Due to an early repayment of the Lampung facility of $7.9 million for the year ended December 31, 2014, the amortization included a write down of debt issuance cost of $495.

11. Other long-term assets and other long-term liabilities

The components other long-term assets are as follows:

	As of December 31,
(in thousands of U.S. dollars)	2014	2013
	(Restated)
Refundable value added tax on import	$15,449	$—
Total other long-term assets	15,449	—

Refundable value added tax was paid in Indonesia in local currency on the import of PGN FSRU Lampung into the country. The original balance was reduced for net value added tax incurred for the year ended December 31, 2014. The receivable can be recovered by requesting a refund from the tax authorities for the net outstanding balance as of a given date or applying future periods next value added tax liabilities against the receivable. The process to obtain a refund takes more than twelve months. The charterer provided an advance for the funding of the refundable value added tax on import.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The current portion and long term advance for refundable value added tax, at December 31, 2014 exchange rates, were as follows:

	As of December 31,
	2014	2013
Total advance for refundable value added tax on import	24,524	—
Less: Current portion of advance for refundable value added tax (note 15)	(2,318)	—
Long term advances for value added tax recorded in Other long-term liabilities	$22,206	$—

12. Newbuildings and other equipment

	As of December 31,
(in thousands of U.S. dollars)	2014	2013
	(Restated)	(Restated)
Newbuilding beginning of period	$122,572	$86,067
Additions	169,003	29,574
Capitalized interest	3,292	6,931
Transfer to vessel/ net investment in direct financing lease	(294,867)	—
Newbuilding end of period	$—	$122,572

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

The shareholder loans financed part of the construction of the vessels and operating expenses until the delivery and commencement of the operations of the GDF Suez Neptune and the GDF Suez Cape Ann . In 2011, the joint ventures began repaying principal and a portion of the interest expense based on available cash after servicing of the external debt. The quarterly payments include a payment of interest for the first month of the quarter and a repayment of principal. Interest is accrued for the last two months of the quarter for repayment in the latter years of the loans. Since the shareholder loans are subordinated to long-term bank debt, the repayment plan is subject to quarterly discretionary revisions based on available cash after servicing of the long-term bank debt.

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

On March 4, 2014, the Borrower drew $96 million of the Lampung facility, of which $28.4 million, $32.1 million and $35.5 million were drawn on the FSRU tranche, the Mooring tranche and the export credit tranche, respectively. On April 8, 2014, the Borrower drew $161.1 million of the Lampung facility, of which $18.0 million and $143.1 million were drawn on the FSRU tranche and export credit tranche, respectively. On July 3, 2014, the full principal amount of $32.1 million on the Mooring tranche and accrued interest was repaid. The final available commitment on the FSRU tranche of $12.1 million was never drawn. On December 29, 2014, the Borrower made an early repayment of $7.9 million, of which $1.6 million and $6.3 million was repaid on the FSRU tranche and the Export credit tranche, respectively. Following the acceptance by PGN of the PGN FSRU Lampung , the quarterly repayments also began on December 29, 2014. As of December 31, 2013, the Lampung facility was undrawn.

The FSRU tranche of $58.5 million has an interest rate of LIBOR plus a margin of 3.4%. The interest rate for the export credit tranche of $178.6 million is LIBOR plus a margin of 2.3%. The first repayment of the both tranches occurred on December 29, 2014. The FSRU tranche is repayable quarterly over 7 years with a final balloon payment of $16.5 million. The export credit tranche is repayable in quarterly instalments over 12 years assuming the balloon payment of the FSRU tranche is refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance upon maturity of the FSRU tranche. The Mooring tranche of $61.9 million bore interest at a rate equal to LIBOR plus a margin of 2.5%. The tranche was fully repaid on July 3, 2014.

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

Höegh LNG, as guarantor, has issued the following guarantees related to the Lampung facility:  (a) an unconditional and irrevocable on-demand guarantee for all amounts due under the financing agreements, to be released after the date falling 180 days after acceptance of the FSRU under the LOM subject to the relevant terms and conditions being met; (b) an unconditional and irrevocable on-demand guarantee for the repayment of the balloon repayment instalment of the FSRU tranche callable only at final maturity of FSRU tranche; (c) an unconditional and irrevocable on-demand guarantee for the Borrower's obligation to ensure the required balance is in the debt service reserve account on the 8 th repayment date (or such earlier date as is applicable if an event of default occurs); (d) an unconditional and irrevocable on-demand guarantee for all amounts due in respect of the export credit agent in the event that the export credit agent exercises its prepayment right for the export credit tranche if the FSRU tranche is not refinanced; and (e) undertaking that, if the LOM is terminated for an event of vessel force majeure, that under certain conditions, a guarantee will be provided for the outstanding debt, less insurance proceeds for vessel force majeure. In addition, all project agreements and guarantees are assigned to the bank syndicate and the export credit agent, all project accounts and the shares in PT Hoegh LNG Lampung and Hoegh LNG Lampung Pte. Ltd. are pledged in favor of the bank syndicate and the export credit agent.

The Lampung facility requires cash reserves that are held for specifically designated uses, including working capital, operations and maintenance and debt service reserves. Distributions are subject to “waterfall” provisions that allocate revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) with the remaining cash being distributable only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical debt service coverage ratio, no default or event of default then continuing or resulting from such distribution and the Guarantor not being in breach of the financial covenants applicable to it. The Lampung facility limit, among other things, the ability of the Borrower change its business, sell or grant liens on its property including the PGN FSRU Lampung , incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions, enter into intercompany transactions and make distributions.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The outstanding long-term debt as of December 31, 2014 is repayable as follows:

(in thousands of U.S. dollars)	Total
2015	$19,062
2016	19,062
2017	19,062
2018	19,062
2019	19,062
2020 and thereafter	117,023
Total	$212,333

15. Accrued liabilities and other payables

	As of
	December 31
(in thousands of U.S. dollars)	2014	2013
	(Restated)
Accrued administrative expenses	$400	$75
Accrued operating expense	2,247	—
Current tax payable	505	—
Warranty provision (note 20)	2,000	—
Current portion of advance for refundable value added tax (note 11)	2,318	—
Accrued expenditure for newbuilding	—	645
Accrued construction contract expenses	—	6,732
Accrued debt issuance cost	—	391
Other accrued liabilities	339	—
Other payables	5,556	—
Total accrued liabilities and other payables	$13,365	$7,843

16. Investments in joint ventures

	As of
	December 31,
(in thousands of U.S. dollars)	2014	2013
Accumulated losses of joint ventures	$59,630	$54,300

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The Partnership has a 50% interest in each of SRV Joint Gas Ltd. (owner of GDF Suez Neptune ) and SRV Joint Gas Two Ltd. (owner of GDF Suez Cape Ann ). The following table presents the summarized financial information for 100% of the combined joint ventures on an aggregated basis.

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

Amounts included in the consolidated and combined carve-out statements of income for the years ended December 31, 2014, 2013 and 2012 or capitalized in the consolidated and combined carve-out balance sheets as of December 31, 2014 and 2013 are as follows:

	Year ended
Statement of income:	December 31,
(in thousands of U.S. dollars)	2014	2013	2012
	(Restated)
Revenues
Time charter and Construction contract revenues indemnified by Höegh LNG (1)	$13,269	—	$—
Operating expenses
Vessel operating expenses (2)	(5,297)	—	—
Hours and overhead (3)	(2,016)	(2,088)	(1,025)
Allocated administration expenses (4)	(4,723)	(4,260)	(1,332)
Construction contract expense: supervision cost (5)	(761)	(2,559)	(661)
Construction contract expense: capitalized interest (6)	(690)	(1,179)	(30)
Financial (income) expense	—
Interest income from joint ventures and demand note (7)	4,959	2,122	2,481
Interest expense and commitment fees from Höegh LNG (8)	(998)	(352)	(114)
Total	$3,743	(8,316)	$(681)

	As of
Balance sheet	December 31,
(in thousands of U.S. dollars)	2014	2013
Newbuilding
Newbuilding supervision cost (6)	$1,228	$4,935
Interest expense capitalized from Höegh LNG (7)	1,464	4,579
Total	$2,692	$9,514

1)	Time charter revenues indemnified by Höegh LNG: Höegh LNG has made payments of $6.5 million and $6.7 million for September and October 2014 invoices, respectively, for hire rate payments not received for the PGN FSRU Lampung pursuant to its agreement to indemnify the Partnership under the omnibus agreement. Refer to Indemnifications below and notes 2. d. and 20. Revenue is recognized for the full amount of these payments.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

2)	Vessel operating expenses: A subsidiary of Höegh LNG provides ship management of vessels, including crews and the provision of all other services and supplies.
3)	Hours, travel expenses and overhead: Subsidiaries of Höegh LNG provide management, accounting, bookkeeping and administrative support. These services are charges based upon the actual hours incurred for each individual as registered in the time-write system based on a rate which includes a provision for overhead and any associated travel expenses. Subsequent to the closing of the IPO, this includes services under administrative service agreements.
4)	Allocated administrative expenses: As described in note 2 until the closing of the IPO on August 12, 2014, administrative expenses of Höegh LNG that could not be attributed to a specific vessel or project based upon the time-write system were allocated to the consolidated and combined carve-out income statement based on the number of vessels, newbuildings and certain business development projects of Höegh LNG. For the period from January 1, 2014 to August 12, 2014 and for the year ended December 31,2013, the allocated expenses also include cost incurred in preparation for the IPO.
5)	Supervision cost: Höegh LNG Fleet Management AS manages the newbuilding process including site supervision including manning for the services and direct accommodation and travel cost. Manning costs are based upon actual hours incurred. Such costs, excluding overhead charges, are capitalized as part of the cost of the newbuilding and included in the construction contract expense for the Mooring.
6)	Interest expense capitalized charged from Höegh LNG and affiliates : As described under 8) below, Höegh LNG and its affiliates have provided funding for the PGN FSRU Lampung and the Mooring (a component of the construction contract expense), which qualify under US GAAP as capitalized interest for the construction in progress.
7)	Interest income from joint ventures and demand note: The Partnership and its joint venture partners have provided subordinated financing to the joint ventures as shareholder loans. Interest income for the Partnership’s shareholder loans to the joint ventures is recorded as interest income. In the consolidated and combined carve-out statements of cash flows, the interest paid from joint ventures is treated as a return on investment and included in net cash flows from operating activities. Interest income also includes interest on the $140 million demand note due from Höegh LNG. Refer to Demand note due from owner below.
8)	Interest expense charged from Höegh LNG and affiliates: Höegh LNG and its affiliates have provided loans and promissory notes and intercompany funding for the construction of the PGN FSRU Lampung , the construction contract expense of the Mooring. Refer to Amounts, loans and promissory notes due to owners and affiliates below. Prior to transfer of the newbuilding and contracts to PT Hoegh LNG Lampung and the establishment of the promissory notes in October 2013, the carve-out financial statements include an allocation of debt and interest expense from Höegh LNG for the funding of construction of the PGN FSRU Lampung and the construction contract expense of the Mooring. Refer to 6) above which describes the interest expense, which was capitalized.

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

Other indemnifications :

Under the omnibus agreement Höegh LNG will also indemnify the Partnership for losses:

1.	related to certain defects in title to the assets contributed or sold to the Partnership and any failure to obtain, prior to the time they were contributed to the Partnership, certain consents and permits necessary to conduct the business, which liabilities arise within three years after the closing of the IPO;

2.	related to certain tax liabilities attributable to the operation of the assets contributed or sold to the Partnership prior to the time they were contributed or sold;

3.	in the event that the Partnership does not receive hire rate payments under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter. The Partnership was indemnified by Höegh LNG for the September and October 2014 invoices not paid by PGN (refer to notes 2.d. and 20);

4.	with respect to any obligation to pay liquidated damages to PGN under the PGN FSRU Lampung time charter for failure to deliver the PGN FSRU Lampung by the scheduled delivery date set forth in the PGN FSRU Lampung time charter. The Partnership filed a claim for indemnification for PGN’s claims for delay liquidated damages in the total amount of $7.1 million (refer to note 20);

5.	with respect to any non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project (including the construction of the Mooring) occurring prior to the date of acceptance of the PGN FSRU Lampung pursuant to the time charter. The Partnership filed a claim for indemnification with respect to non-budgeted expenses (including repair costs) of $3.1 million and warranty provision of $2.0 million during the first quarter of 2015 (refer to note 20); and

6.	pursuant to a letter agreement dated August 12, 2015, Höegh LNG confirmed that the indemnification provisions of the omnibus agreement include indemnification for all non-budgeted, non-creditable Indonesian value added taxes and non-budgeted Indonesian withholding taxes, including any related impact on cash flow from PT Hoegh LNG Lampung and interest and penalties associated with any non-timely Indonesian tax filings related to the ownership or operation of the PGN FSRU Lampung and the Mooring whether incurred (i) prior to the closing date of the IPO, (ii) after the closing date of the IPO to the extent such taxes, interest, penalties or related impact on cash flows relate to periods of ownership or operation of the PGN FSRU Lampung and the Mooring and are not subject to prior indemnification payments or deemed reimbursable by the charterer under its audit of the taxes related to the PGN FSRU Lampung time charter for periods up to and including June 30, 2015, or (iii) after June 30, 2015 to the extent withholding taxes exceed the minimum amount of withholding tax due under Indonesian tax regulations due to lack of documentation or untimely withholding tax filings. The Partnership indemnified for recovery of the $6.2 million VAT liability related to a Mooring invoice. The Partnership filed a claim for indemnification with respect to non-budgeted value added tax and withholding tax related to the restatement periods up to and including December 31, 2014 of approximately $1.2 million in the fourth quarter of 2015. The indemnification payment was received from Höegh LNG in the fourth quarter of 2015 and recorded as a contribution to equity. Refer to note 2.d. for additional information on the restatement adjustments related to value added tax and withholding tax.

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

	Cash Flow Hedge
(in thousands of U.S. dollars)	Before tax gains (losses)	Tax benefit (expense)	Net of tax	Accumulated OCI
Balance as of December 31, 2013				$—
Effective portion of unrealized loss on cash flow hedge $	(10,164)	1,984	(8,180)	(8,180)
Reclassification of amortization of cash flow hedge to earnings	5	—	5	5
Other comprehensive income (loss) for period $	(10,159)	1,984	(8,175)
Balance as of December 31, 2014				$(8,175)

There were no cash flow hedges for the years ended December 31, 2013 and 2012.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Refer to note 8 for additional information on the tax effects included in other comprehensive income.

As of December 31, 2014, the estimated amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months is $855 for amortization of accumulated other comprehensive income for losses on the de-designated interest rate swap and reversal of the related deferred tax benefit.

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

The Partnership is also indemnified by Höegh LNG for any hire rate payments not received under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter. The Partnership filed indemnification claims for the September and October 2014 invoices not paid by PGN of $6.5 million and $6.7 million, respectively, for hire rate payments including the Tax element and VAT and received payments from Höegh LNG in September and October 2014, respectively. Indemnification for hire rate payments is accounted for consistent with the accounting policies for loss of hire insurance, and is recognized when the proceeds are received. Therefore, the Partnership has recognized the payments from Höegh LNG for September and October 2014 as revenue, including additional revenues recognized of $4.9 million due to the restatement adjustments. For additional information, refer to note 2 significant accounting policies on insurance and other claims and note 2 d. restatement of previously issued financial statements.

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

Additionally, a warranty allowance of $2.0 million was recorded to construction contract expenses for replacement of equipment parts on the Mooring for the year ended December 31, 2014. The repairs are expected to take place in 2015 and 2016. The Partnership filed indemnification claims for the warranty allowance of $2.0 million related to the Mooring. The amount will be paid to the Partnership by Höegh LNG when costs are incurred for the warranty. When the funding for the indemnification is received from Höegh LNG, the amount will be recorded as a contribution to equity. For additional information, refer to note 2 significant accounting policies on insurance and other claims.

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

21. Supplemental cash flow information

	Year ended
	December 31,
(in thousands of U.S. dollars)	2014	2013	2012
Supplemental disclosure of non-cash financing activities
Non-cash capital contribution from conversion of debt	$101,500	—	$—
Non-cash elimination to equity at IPO (note 2)	45,799	—	—
Supplemental disclosure of non-cash investing activities
Non-cash capitalized interest for newbuilding	$1,418	—	$—

22. Earning per unit and cash distributions

The calculation of basic and diluted earnings per unit are presented below

August 12 to December 31,
(in thousands of U.S. dollars, except unit and per unit numbers)	2014
(Restated)
Post IPO net income attributable to the unitholders of Höegh LNG Partners LP	$13,255
Less: Dividends paid or to be paid (1)	(13,707)
Under (over) distributed earnings	(452)
Under (over) distributed earnings attributable to:
Common units public	(190)
Common units Höegh LNG	(36)
Subordinated units Höegh LNG	(226)
(452)
Basic and diluted weighted average units outstanding (in thousands)
Common units public	11,040
Common units Höegh LNG	2,116
Subordinated units Höegh LNG	13,156
Basic and diluted earnings per unit:
Common units public	$0.50
Common units Höegh LNG	$0.50
Subordinated units Höegh LNG	$0.50

(1)	Includes all distributions paid or to be paid in relationship to the period, regardless of whether the declaration and payment dates were prior to the end of the period, and is based the number of units outstanding at the period end.

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

The amount of minimum distributions is $0.3375 per unit per quarter, or $1.35 per unit on an annual basis, and is made during the subordination period in the following manner:

•	first , 100.0% to the common unitholders, pro rata, until the Partnership distributes for each outstanding common unit an amount equal to the minimum quarterly distribution of $0.3375 for that quarter;

•	second , 100.0% to the common unitholders, pro rata, until the Partnership distributes for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period; and

•	third , 100.0% to the subordinated unitholders, pro rata, until the Partnership distributes for each subordinated unit an amount equal to the minimum quarterly distribution of $0.3375 for that quarter.

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

•	first , 100.0% to all unitholders, pro rata, until each unitholder receives a total of $0.388125 per unit for that quarter (the “first target distribution”);

•	second , 85.0% to all unitholders, pro rata, and 15.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.421875 per unit for that quarter (the “second target distribution”);

•	third , 75.0% to all unitholders, pro rata, and 25.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.50625 per unit for that quarter (the “third target distribution”); and

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

•	thereafter , 50.0% to all unitholders, pro rata, and 50.0% to the holders of the incentive distribution rights, pro rata.

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

Except for the restated and updated information referred to in note 2.d, the consolidated and combined carve-out financial statements continue to present information as of the date of the original filing of the Form 20-F for the year ended December 31, 2014. Other events occurring after the date of the original filing or other disclosures necessary to reflect subsequent events have been or will be addressed in other reports filed with or furnished to the Securities and Exchange Commission subsequent to the date of the original filing of the Form 20-F.

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

