Form 20-F
period 2015-12-31
Hoegh LNG Partners LP
filed 2016-04-28
CIK 1603016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the	Other ☐
International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐    Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

HÖEGH LNG PARTNERS LP
INDEX TO FORM 20-F

2

Presentation of Information in this Report

This annual report on Form 20-F for the year ended December 31, 2015 (this “Annual Report”) should be read in conjunction with the consolidated and combined carve-out financial statements and accompanying notes included in this Annual Report. Unless we otherwise specify, references in this Annual Report to “Höegh LNG Partners,” “we,” “our,” “us” and “the Partnership” refer to Höegh LNG Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates. References in this Annual Report to “our general partner” refer to Höegh LNG GP LLC, the general partner of Höegh LNG Partners. References in this Annual Report to “our operating company” refer to Höegh LNG Partners Operating LLC, a wholly owned subsidiary of the Partnership. References in this Annual Report to “Höegh UK” refer to Höegh LNG Services Ltd, a wholly owned subsidiary of our operating company. References in this Annual Report to “Höegh Lampung” refer to Höegh LNG Lampung Pte Ltd., a wholly owned subsidiary of our operating company. References in this Annual Report to “Höegh FSRU III” refer to Hoegh LNG FSRU III Ltd., a wholly owned subsidiary of our operating company. References in this Annual Report to “Höegh Cyprus” refer to Hoegh LNG Cyprus Limited including its wholly owned branch, Hoegh LNG Cyprus Limited Egypt Branch (“Egypt Branch”), a wholly owned subsidiary of Höegh FSRU III and the owner of the Höegh Gallant. References in this Annual Report to “PT Höegh” refer to PT Höegh LNG Lampung, the owner of the PGN FSRU Lampung. References in this Annual Report to our or the “joint ventures” refer to SRV Joint Gas Ltd. and/or SRV Joint Gas Two Ltd., the joint ventures that own two of the vessels in our fleet, the GDF Suez Neptune and the GDF Suez Cape Ann, respectively. References in this Annual Report to “GDF Suez” refer to GDF Suez LNG Supply S.A., a subsidiary of ENGIE. References in this Annual Report to “PGN LNG” refer to PT PGN LNG Indonesia, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”).

References in this Annual Report to “Höegh LNG” refer, depending on the context, to Höegh LNG Holdings Ltd. and to any one or more of its direct and indirect subsidiaries, other than us. References in this Annual Report to “EgyptCo” refer to Höegh LNG Egypt LLC, a wholly owned subsidiary of Höegh LNG. References in this Annual Report to “Höegh LNG Management” refer to Höegh LNG Fleet Management AS, a wholly owned subsidiary of Höegh LNG. References in this Annual Report to “Höegh Maritime Management” refer to Höegh LNG Maritime Management Pte. Ltd., a wholly owned subsidiary of Höegh LNG. References in this Annual Report to “Höegh Norway” refer to Höegh LNG AS, a wholly owned subsidiary of Höegh LNG. References in this Annual Report to “Höegh Asia” refer to Höegh LNG Asia Pte. Ltd., a wholly owned subsidiary of Höegh LNG. References in this Annual Report to “Höegh Shipping” refer to Höegh LNG Shipping Services Pte Ltd, a wholly owned subsidiary of Höegh LNG. References in this Annual Report to “Leif Höegh UK” refer to Leif Höegh (U.K.) Limited, a wholly owned subsidiary of Höegh LNG.

Forward-Looking Statements

This Annual Report contains certain forward-looking statements concerning future events and our operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

·	FSRU and LNG carrier market trends, including hire rates and factors affecting supply and demand;

·	our anticipated growth strategies;

·	our anticipated receipt of dividends and repayment of indebtedness from joint ventures;

·	effects of volatility in global prices for crude oil and natural gas

·	the effect of the worldwide economic environment;

·	turmoil in the global financial markets;

·	fluctuations in currencies and interest rates;

·	general market conditions, including fluctuations in hire rates and vessel values;

·	changes in our operating expenses, including drydocking and insurance costs;

·	our ability to make cash distributions on the units and the amount of any such distributions;

·	our ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

·	the future financial condition of our existing or future customers;

·	our ability to make additional borrowings and to access public equity and debt capital markets;

·	planned capital expenditures and availability of capital resources to fund capital expenditures;

·	the exercise of purchase options by our customers;

·	our ability to maintain long-term relationships with our customers;

·	our ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;

·	our ability to purchase vessels from Höegh LNG in the future, including the Independence, the Höegh Grace or Höegh LNG’s other FSRU newbuildings;

.	our ability to integrate and realize the anticipated benefits from the acquisition of the Höegh Gallant;

·	our continued ability to enter into long-term, fixed-rate charters;

·	the operating performance of our vessels;

·	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charters;

·	expected pursuit of strategic opportunities, including the acquisition of vessels;

·	our ability to compete successfully for future chartering and newbuilding opportunities;

·	timely acceptance of our vessels by their charterers;

·	termination dates and extensions of charters;

·	the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

·	demand in the FSRU sector or the LNG shipping sector in general and the demand for our vessels in particular;

·	availability of skilled labor, vessel crews and management;

·	our incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under our ship management agreements, the technical information and services agreement and the administrative services agreements;

·	the anticipated taxation of the Partnership and distributions to its unitholders;

·	estimated future maintenance and replacement capital expenditures;

·	our ability to retain key employees;

·	customers’ increasing emphasis on environmental and safety concerns;

·	potential liability from any pending or future litigation;

·	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

·	future sales of our common units in the public market;

·	our business strategy and other plans and objectives for future operations; and

·	our ability to successfully remediate any material weaknesses in our internal control over financial reporting and our disclosure controls and procedures.

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

The following table presents, in each case for the years and as of the dates indicated, our selected consolidated and combined carve-out financial and operating data, which includes, for periods prior to the closing of our initial public offering (“IPO”) on August 12, 2014, selected consolidated and combined carve-out financial and operating data of the Partnership and its subsidiaries that had interests in the PGN FSRU Lampung and the joint ventures that own the GDF Suez Neptune and the GDF Suez Cape Ann. The transfer of these equity interests and related loans and promissory notes by Höegh LNG to the Partnership in connection with the IPO was recorded at Höegh LNG’s consolidated book values.

Pursuant to our partnership agreement, our general partner has irrevocably delegated to our board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. Four of the seven board members were elected by the common unitholders at our first annual meeting of unitholders. As a result, Höegh LNG, as the owner of our general partner, does not have the power to control our board of directors or the Partnership, and we are not considered to be under the control of Höegh LNG for accounting purposes. As a consequence, we account for acquisitions from Höegh LNG under the purchase method of accounting. An acquisition is included in our consolidated and combined carve-out financial statements from the date of the acquisition and there has been no retroactive restatement of our financial statements to reflect the historical results of the entity acquired.

On October 1, 2015, the Partnership closed the acquisition of 100% of the shares of Höegh FSRU III, the entity that indirectly owns the Höegh Gallant. The results of operations of the Höegh Gallant are included in our results from the acquisition date.

Two of the vessels in our fleet (the GDF Suez Neptune and the GDF Suez Cape Ann) are owned by our joint ventures, each of which is owned 50% by us. Under applicable accounting rules, we do not consolidate the financial results of these two joint ventures into our financial results. We account for our 50% equity interests in these two joint ventures as equity method investments in our consolidated and combined carve-out financial statements. We derive cash flows from the operations of these two joint ventures from principal and interest payments on our shareholder loans to our joint ventures.

We have two segments, which are the “Majority held FSRUs” and the “Joint venture FSRUs.” As of December 31, 2015, Majority held FSRUs included the PGN FSRU Lampung and the Höegh Gallant. As of December 31, 2014 and 2013, Majority held FSRUs included the PGN FSRU Lampung and construction contract revenue and expenses of the mooring related to PGN FSRU Lampung (“the Mooring”) under construction. The Mooring project was completed in the fourth quarter of 2014. As of December 31, 2014, 2013 and 2012, Joint venture FSRUs included two 50%-owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann. We measure our segment profit based on segment EBITDA. Segment EBITDA is reconciled to net income for each segment in the segment table below. The accounting policies applied to the segments are the same as those applied in the consolidated and combined carve-out financial statements, except that Joint venture FSRUs are presented under the proportional consolidation method for the segment reporting and under the equity method in our consolidated and combined carve-out financial statements. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment reporting. Management monitors the results of operations of our joint ventures under the proportional consolidation method and not the equity method.

You should read the following selected financial and operating data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated and combined carve-out financial statements and the combined financial statements of the two joint ventures that own the GDF Suez Neptune and the GDF Suez Cape Ann and the related notes thereto included elsewhere in this Annual Report.

Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of Höegh LNG in the periods prior to our IPO for which historical financial and operating data are presented below, and such data may not be indicative of our future operating results or financial performance.

	Year Ended December 31,
(in thousands of U.S. dollars, except per unit, information and fleet data)	2015	2014	2013	2012
Statement of Income Data:
Time charter revenues	$57,465	$22,227	$—	$—
Construction contract revenues	—	51,868	51,062	5,512
Other revenue	—	474	511	—
Total revenues	57,465	74,569	51,573	5,512
Voyage expenses	—	(1,139)	—	—
Vessel operating expenses	(9,679)	(6,197)	—	—
Construction contract expenses	—	(38,570)	(43,958)	(5,512)
Administrative expenses	(8,733)	(12,566)	(8,043)	(3,185)
Depreciation and amortization	(2,653)	(1,317)	(8)	—
Total operating expenses	(21,065)	(59,789)	(52,009)	(8,697)
Equity in earnings of joint ventures	17,123	(5,330)	40,228	5,007
Operating income( loss)	53,523	9,450	39,792	1,822
Interest income	7,568	4,959	2,122	2,481
Interest expense	(17,770)	(9,665)	(352)	(114)
Gain (loss) on derivative instruments	949	(161)	—	—
Other items, net	(2,678)	(2,788)	(1,096)	(1)
Income (loss) before tax	41,592	1,795	40,466	4,188
Income tax expense	(313)	(481)	—	—
Net income (loss)	$41,279	$1,314	$40,466	$4,188
Earnings per unit
Common unit public (Basic and diluted)	$1.56	$0.50	$—	$—
Common unit Höegh LNG (Basic and diluted)	$1.57	$0.50	$—	$—
Subordinated units (Basic and diluted)	$1.57	$0.50	$—	$—
Cash distributions declared per unit	$1.43	$0.52	$—	$—
Balance Sheet Data (at end of period):
Assets:
Cash and cash equivalents	$32,868	$30,477	$108	$100
Restricted cash	25,828	37,119	10,700	10,700
Demand note due from owner	—	143,241	—	—
Current portion of advances to joint ventures	7,130	6,665	7,112	6,675
Long term advances to joint ventures	6,861	12,287	17,398	21,996
Newbuilding	—	—	122,572	86,067
Net investment in direct financing lease	293,303	295,363	—	—
Total assets (1)	763,743	549,418	217,767	133,640
Liabilities and equity:	—
Accumulated losses of joint ventures	42,507	59,630	54,300	94,525
Amount, loans and promissory notes due to owners and affiliates	10,891	6,486	208,637	91,585
Long term debt (1)	330,635	179,141	(10,468)	(1,485)
Seller’s credit	47,000	—	—	—
Owner's equity	—	—	(48,096)	(53,229)
Total partners' capital	257,039	244,553	—	—
Total liabilities and equity	$763,743	$549,418	$217,767	$133,640
Cash Flow Data:
Net cash provided by (used in) operating activities	$42,785	$27,976	$(41,217)	$(7,635)
Net cash provided by (used in) investing activities	15,455	(292,199)	(30,781)	(61,709)
Net cash provided by (used in) financing activities	(55,849)	294,592	72,006	69,444
Fleet data
Number of vessels	4	3	2	2
Average age (in years)	3.8	3.5	3.9	2.9
Average charter length remaining excluding charterers’ options (in years)	14.1	16.7	16.1	17.1
Average charter length remaining including charterers’ options (in years)	20.4	24.9	26.1	27.1
Other Financial Data:
Segment EBITDA(2)	$72,258	$48,931	$31,919	$29,239
Adjusted EBITDA(2)	$75,782	$50,272	$31,919	$29,239
Capital expenditures
Expenditures for vessels and equipment	955	172,324	36,590	58,138
Selected Segment Data:
Joint venture FSRUs (proportionate consolidation)(3)
Segment Statement of Income Data:
Time charter revenues	$42,698	41,319	$41,110	$41,076
Segment EBITDA (2)	33,205	32,834	32,347	32,424
Operating income	$23,978	23,686	$23,294	$23,364
Segment Balance Sheet Data (at end of year)
Vessels, net of accumulated depreciation	$283,539	279,670	$286,460	$294,993
Total assets	$303,390	300,327	$307,335	$315,566
Segment Capital expenditures:
Expenditures for vessels and equipment	$13,095	2,358	$522	$1,435

(1)	In April 2015, the Financial Accounting Standards Board (“FASB”) issued revised guidance for the classification of debt issuance cost; Simplifying the Presentation of Debt Issuance Cost. Under the new guidance, deferred debt issuance cost will no longer be classified as assets but presented as a direct deduction from the carrying amount of the associated debt in the balance sheet. The presentation in the balance sheet has been adjusted on a retrospective basis. The amendments are effective for annual and interim periods beginning after December 31, 2015 and early adoption is permitted. We implemented the guidance as of December 31, 2015 and adjusted the balance sheet as of December 31, 2014, 2013 and 2012 on a retrospective basis. The deduction from the carrying amount of long-term debt for deferred debt issuance cost was $14.1 million, $10.5 million and $1.5 million as of December 31, 2014, 2013 and 2012, respectively, which reduced current assets by, $2.6 million, $2.8 million and $0.4 million, respectively, and long-term assets by $11.5 million, $7.7 million and $1.1 million, respectively. Please read note 2 c. of our consolidated and combined carve-out financial statements.

(2)	Please read “—Non-GAAP Financial Measures” below.
(3)	Please read “Item 5. Operating and Financial Review and Prospects” below and note 5 of our consolidated and combined carve-out financial statements for information on the basis of presentation for the Joint venture FSRUs segment

Non-GAAP Financial Measures

Segment EBITDA and Adjusted EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Adjusted EBITDA is defined as earnings before interest, depreciation and amortization, taxes, other financial items, cash collections on direct financing lease investments and amortization in revenues for above market contracts. Cash collections on direct financing lease investments consist of the difference between the payments under the PGN FSRU Lampung time charter and the revenues recognized as a financing lease (representing the repayment of the principal recorded as a receivable). Amortization in revenues for above market contracts consists of the non-cash amortization of the intangible for the above market time charter contract related to the acquisition of the Höegh Gallant. Segment EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. The Partnership believes Adjusted EBITDA benefits investors in comparing its results to other investment alternatives that account for time charters as operating leases rather than financial leases. Segment EBITDA and Adjusted EBITDA should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with US GAAP. Segment EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA and Adjusted EBITDA for each of the segments and the Partnership as a whole (combined carve-out reporting) to net income (loss), the comparable US GAAP financial measure, for the periods presented:

	Year ended December 31, 2015
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation	Other	Total Segment reporting	Consolidated & combined carve-out reporting
Reconciliation to net income (loss)
Net income (loss)	$24,807	17,123	(651)	41,279	$41,279
Interest income	—	—	(7,568)	(7,568)	(7,568)
Interest expense, net	15,617	16,113	2,153	33,883	17,770
Depreciation and amortization	2,653	9,227	—	11,880	2,653
Income tax (benefit) expense	333	—	(20)	313	313
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	16,113
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	9,227
Other financial items (1)	1,709	(9,257)	20	(7,528)	1,729
Equity in earnings of JVs: Other financial items (1)	—	—	—	—	(9,257)
Segment EBITDA	45,119	33,205	(6,066)	72,258	72,258
Cash collection/ principal payment on direct financing lease	2,919	—	—	2,919	2,919
Amortization in revenues for above market contracts	605	—	—	605	605
Adjusted EBITDA	$48,643	33,205	(6,066)	75,782	$75,782

	Year ended December 31, 2014
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation	Other	Total Segment reporting	Consolidated & combined carve-out reporting
Reconciliation to net income (loss)
Net income (loss)	$8,375	(5,330)	(1,731)	1,314	$1,314
Interest income	—	—	(4,959)	(4,959)	(4,959)
Interest expense, net	9,198	17,121	467	26,786	9,665
Depreciation and amortization	1,317	9,148	—	10,465	1,317
Income tax (benefit) expense	505	—	(24)	481	481
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	17,121
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	9,148
Other financial items (1)	2,915	11,895	34	14,844	2,949
Equity in earnings of JVs: Other financial items (1)	—	—	—	—	11,895
Segment EBITDA	22,310	32,834	(6,213)	48,931	48,931
Cash collection/ principal payment on direct financing lease	1,341	—	—	1,341	1,341
Amortization in revenues for above market contracts	—	—	—	—	—
Adjusted EBITDA	$23,651	32,834	(6,213)	50,272	$50,272

	Year ended December 31, 2013
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation	Other	Total Segment reporting	Consolidated & combined carve-out reporting
Reconciliation to net income (loss)
Net income (loss)	$1,669	40,228	(1,431)	40,466	$40,466
Interest income	—	—	(2,122)	(2,122)	(2,122)
Interest expense, net	352	18,085	—	18,437	352
Depreciation and amortization	8	9,053	—	9,061	8
Income tax (benefit) expense	—	—	—	—	—
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	18,085
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	9,053
Other financial items (1)	1,096	(35,019)	—	(33,923)	1,096
Equity in earnings (losses) of JVs: Other financial items(1)	—	—	—	—	(35,019)
Segment EBITDA	3,125	32,347	(3,553)	31,919	31,919
Cash collection/ principal payment on direct financing lease	—	—	—	—	—
Adjusted EBITDA	$3,125	32,347	(3,553)	31,919	$31,919

	Year ended December 31, 2012
(in thousands of U.S. dollars)	Majority held FSRUs	Joint venture FSRUs (proportional consolidation)	Other	Total Segment reporting	Consolidated & combined carve-out reporting
Reconciliation to net income (loss)
Net income (loss)	$(2,487)	5,007	1,668	4,188	$4,188
Interest income	—	(1)	(2,481)	(2,482)	(2,481)
Interest expense, net	114	19,033	—	19,147	118
Depreciation and amortization	—	9,060	—	9,060	—
Income tax (benefit) expense	—	—	—	—	—
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	19,033
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	9,060
Other financial items (1)	1	(675)	—	(674)	1
Equity in earnings of JVs: Other financial items (1)	—	—	—	—	(675)
Segment EBITDA	(2,372)	32,424	(813)	29,239	29,239
Cash collection/ principal payment on direct financing lease	—	—	—	—	—
Adjusted EBITDA	$(2,372)	32,424	(813)	29,239	$29,239

(1)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest changes.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Inherent in Our Business

Our fleet consists of only four vessels. Any limitation on the availability or operation of those vessels could have a material adverse effect on our business, financial condition and results of operations and could significantly reduce our ability to make distributions to our unitholders.

Our fleet consists of four vessels. If any of these vessels is unable to generate revenues as a result of off-hire time, early termination of the applicable time charter, purchase of the vessel by the charterer or otherwise, our financial condition and ability to make distributions to unitholders could be materially and adversely affected.

The charters relating to our vessels permit the charterer to terminate the charter in the event that the vessel is off-hire for any extended period. The charters also allow the charterer to terminate the charter upon the occurrence of specified defaults by us or in certain other cases, including termination without cause, due to force majeure or disruptions caused by war. The termination of any of our charters could have a material adverse effect on our business, financial condition and results of operations and could significantly reduce our ability to make cash distributions to our unitholders. For further details regarding termination of our charters, please read “Item 4.B. Business Overview—Vessel Time Charters— GDF Suez Neptune Time Charter—Termination,” “Item 4.B. Business Overview—Vessel Time Charters— PGN FSRU Lampung Time Charter—Termination” and “Item 4.B. Business Overview—Vessel Time Charters—Höegh Gallant Time Charter—Termination.” We may be unable to charter the applicable vessel on terms as favorable to us as those of the terminated charter.

We are dependent on GDF Suez, PGN LNG and EgyptCo as the sole customers for our vessels. A deterioration of the financial viability of GDF Suez, PGN LNG or EgyptCo or our relationship with GDF Suez, PGN LNG or EgyptCo or the loss of GDF Suez, PGN LNG or EgyptCo as a customer, would have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

For the year ended December 31, 2015, PGN LNG and EgyptCo accounted for all of the revenues in our consolidated and combined carve-out income statements and for the years ended December 31, 2014 and 2013, PGN LNG accounted for all of such revenues. For each of the years ended December 31, 2015, 2014 and 2013, GDF Suez accounted for all of the revenues of our joint ventures from which we derived all of our equity in earnings of joint ventures. A deterioration in the financial viability of GDF Suez, PGN LNG or EgyptCo or the loss of GDF Suez, PGN LNG or EgyptCo as a customer, or a decline in payments under any of the related charters, would have a greater adverse effect on us than for a company with a more diverse customer base, and could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

We or our joint ventures could lose a customer or the benefits of a charter as a result of a breach by the customer of a charter or other unanticipated developments, such as:

·	the customer failing to make charter payments or reducing charter payments because of its financial inability, disagreements with us or our joint venture partners or otherwise;

·	the customer exercising its right to terminate the charter in certain circumstances, such as: (i) defaults of our or our joint ventures’ obligations under the applicable charter, including breaches of performance standards or prolonged periods of off-hire; (ii) with respect to the GDF Suez Neptune, the GDF Suez Cape Ann and the Höegh Gallant, in the event of war that would materially interrupt the performance of the time charter; or (iii) with respect to the PGN FSRU Lampung, in the event of specified types of force majeure;

·	with respect to the GDF Suez Neptune and the GDF Suez Cape Ann, GDF Suez exercising its right to terminate the charter without cause at any time following the fourth and sixth years, respectively, of the charters’ effectiveness, in which case GDF Suez will be obligated to pay the vessel owner a previously agreed upon termination fee based on the date such charter is terminated;

·	the charter terminating automatically if the vessel is lost or deemed a constructive loss;

·	with respect to the PGN FSRU Lampung, PGN LNG exercising its option to purchase the vessel; or

·	a prolonged force majeure event that materially interrupts the performance of the time charter.

For further details regarding termination of our charters, please read “Item 4.B. Business Overview—Vessel Time Charters— GDF Suez Neptune Time Charter—Termination,” “Item 4.B. Business Overview—Vessel Time Charters— PGN FSRU Lampung Time Charter—Termination” and Item 4.B. Business Overview—Vessel Time Charters— Höegh Gallant Time Charter—Termination.” If any charter is terminated, we or our joint ventures, as applicable, may be unable to re-deploy the related vessel on terms as favorable as the current charters or at all. In addition, any termination fee payable to us may not adequately compensate us for the loss of the charter.

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

We may not have sufficient cash from operations to pay the minimum quarterly distribution of $0.3375 per unit on our common units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations. We generate cash from our operations and through distributions from our joint ventures, and as such our cash from operations are dependent on our operations and the cash distributions and operations of our joint ventures, each of which may fluctuate based on the risks described in this section, including, among other things:

·	the hire rates we and our joint ventures obtain from charters;

·	the level of operating costs and other expenses, such as the cost of crews and insurance;

·	the continued availability of natural gas production, liquefaction and regasification facilities;

·	demand for LNG;

·	supply and capacities of FSRUs and LNG carriers;

·	prevailing global and regional economic and political conditions;

·	currency exchange rate fluctuations;

·	interest rate fluctuations; and

·	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, including:

·	the level of capital expenditures we and our joint ventures make, including for maintaining or replacing vessels, building new vessels, acquiring existing vessels and complying with regulations;

·	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;

·	our and our joint ventures’ debt service requirements, minimum free liquid asset requirements under debt covenants, and restrictions on distributions contained in our and our joint ventures’ current and future debt instruments;

·	fluctuations in interest rates;

·	fluctuations in working capital needs;

·	variable tax rates;

·	our ability to make, and the level of, working capital borrowings; and

·	the amount of any cash reserves established by our board of directors.

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

We are a holding entity that has historically derived a significant amount of our income from equity interests in our joint ventures. Neither we nor our joint venture partners exercise affirmative control over our joint ventures. Accordingly, we cannot require our joint ventures to act in our best interests. Furthermore, our joint venture partners may prevent our joint ventures from taking action that may otherwise be beneficial to us, including making cash distributions to us. A deadlock between us and our joint venture partners could result in our exchanging equity interests in one of our joint ventures for the equity interests in our other joint venture held by our joint venture counterparties or in us or our joint venture partner selling shares in a joint venture to a third party.

We are a holding entity and conduct our operations and businesses through subsidiaries. We have historically derived a significant amount of our income from our 50% equity interests in our joint ventures that own the GDF Suez Neptune and the GDF Suez Cape Ann. Please read “Item 4.B. Business Overview—Shareholder Agreements” for a description of the shareholders’ agreement governing our joint ventures. Our ability to make cash distributions to our unitholders will depend on the performance of our joint ventures, subsidiaries and other investments. If our joint venture partners do not approve cash distributions or if they are not sufficient, we will not be able to make cash distributions unless we obtain funds from other sources. We may not be able to obtain the necessary funds from other sources on terms acceptable to us. The approval of a majority of the members of the board of directors is required to consent to any proposed action by such joint ventures and, as a result, we will be unable to cause our joint venture to act in our best interests over the objection of our joint venture partners or make cash distributions to us. Our inability to require our joint ventures to act in our best interests may cause us to fail to realize expected benefits from our equity interests and could adversely affect our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Our joint venture partners for our joint ventures that own the GDF Suez Neptune and the GDF Suez Cape Ann are Mitsui O.S.K. Lines, Ltd (“MOL”) and Tokyo LNG Tanker Co., Ltd (“TLT”), whom we refer to in this Annual Report as our joint venture partners. These entities together exercise one half of the voting power on the board of directors of each joint venture. As such, our joint venture partners may prevent our joint ventures from making cash distributions to us or may act in a manner that would otherwise not be in our best interests.

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

We must make substantial capital expenditures to maintain and replace, over the long-term, the operating capacity of our fleet. Maintenance and replacement capital expenditures include capital expenditures associated with drydocking a vessel, including costs for inspection, maintenance and repair, modifying an existing vessel, acquiring a new vessel or otherwise replacing current vessels at the end of their useful lives to the extent these expenditures are incurred to maintain or replace the operating capacity of our fleet. These expenditures could vary significantly from quarter to quarter and could increase as a result of changes in:

·	the cost of labor and materials;

·	customer requirements;

·	fleet size;

·	length of charters;

·	vessel useful life;

·	the cost of replacement vessels;

·	re-investment rate of return;

·	resale or scrap value of existing vessels;

·	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

·	competitive standards.

Our partnership agreement requires our board of directors to deduct estimated maintenance and replacement capital expenditures, instead of actual maintenance and replacement capital expenditures, from operating surplus each quarter in an effort to reduce fluctuations in operating surplus as a result of significant variations in actual maintenance and replacement capital expenditures each quarter. The amount of estimated maintenance and replacement capital expenditures deducted from operating surplus is subject to review and change by our board of directors at least once a year (with the approval of the conflicts committee of our board of directors). In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted from operating surplus. If our board of directors underestimates the appropriate level of estimated maintenance and replacement capital expenditures, we may have less cash available for distribution in periods when actual capital expenditures exceed our previous estimates. Refer to “Item 8.A. Consolidated Statements and Other Financial Information—The Partnership’s Cash Distribution Policy—Estimated Maintenance and Replacement Capital Expenditures” for a description of our estimated annual maintenance and replacement capital expenditures.

The required drydocking of our vessels could be more expensive and time consuming than we anticipate, which could adversely affect our cash available for distribution.

The drydocking of our vessels could require us to expend capital if the vessels are drydocked for longer than the allowable period under the time charters. Although each of our time charters, except for the Höegh Gallant time charter, requires the charterer to pay the hire rate for up to a specified number of days of scheduled drydocking and reimburse us for anticipated drydocking costs, any significant increase in the number of days of drydocking beyond the specified number of days during which the hire rate remains payable could have a material adverse effect on our ability to make cash distributions to our unitholders. A significant increase in the cost of repairs during drydocking could also adversely affect our cash available for distribution. We may underestimate the time required to drydock any of our vessels or unanticipated problems may arise. If more than one of our vessels is required to be out of service at the same time, if a vessel is drydocked longer than the permitted duration or if the cost of repairs during drydocking is greater than budgeted, our cash available for distribution could be adversely affected.

We may experience operational problems with vessels that could reduce revenue, increase costs or lead to termination of our time charters.

FSRUs are complex and their operations are technically challenging. The operations of our vessels may be subject to mechanical risks. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Moreover, pursuant to each time charter, the vessels in our fleet must maintain certain specified performance standards. Please read “Item 4.B. Business Overview—Vessel Time Charters”. If we fail to maintain these standards, we may be liable to our customers for damages and, in certain circumstances, our customers may terminate their respective time charters. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

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

Our growth strategy includes selectively acquiring FSRUs, LNG carriers and other LNG infrastructure assets that are operating under long-term charters with stable cash flows. Any acquisition of a vessel or business may not be profitable to us at or after the time we acquire such vessel or business and may not generate cash flows sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and results of operations, including risks that we may:

·	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flows enhancements;

·	be unable to hire, train or retain qualified onshore and seafaring personnel to manage and operate our growing business and fleet;

·	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

·	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

·	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

·	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

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

Our future performance and growth depend on continued growth in demand for the services we provide.

Our growth strategy focuses on expansion in the floating storage and regasification sector and the maritime transportation sector, each within the LNG transportation, storage and regasification industry. The rate of LNG growth has fluctuated due to several reasons, including the global economic crisis and the continued increase in natural gas production from unconventional sources, including hydraulic fracturing, in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects. Accordingly, our growth depends on continued growth in world and regional demand for LNG, FSRUs, LNG carriers and other LNG infrastructure assets, which could be negatively affected by a number of factors, including:

·	increases in the cost of LNG;

.	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

·	increases in the production levels of low-cost natural gas in domestic, natural gas-consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;

·	decreases in the cost, or increases in the demand for, conventional land-based regasification systems, which could occur if providers or users of regasification services seek greater economies of scale than FSRUs can provide or if the economic, regulatory or political challenges associated with land-based activities improve;

·	decreases in the cost of alternative technologies or development of alternative technologies for vessel-based LNG regasification;

·	increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

·	decreases in the consumption of natural gas due to increases in its price relative to other energy sources or other factors making consumption of natural gas less attractive;

·	availability of new, alternative energy sources, including compressed natural gas; and

·	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

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

A complete LNG project includes production, liquefaction, regasification, storage and distribution facilities and FSRUs or LNG carriers. Existing LNG projects and infrastructure are limited, and new or expanded LNG projects are highly complex and capital intensive, with new projects often costing several billion dollars. Many factors could negatively affect continued development of LNG infrastructure and related alternatives, including floating storage and regasification, or disrupt the supply of LNG, including:

·	the availability of sufficient financing for LNG projects on commercially reasonable terms;

·	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

·	the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;

·	local community resistance to proposed or existing LNG facilities based on safety, environmental or security concerns;

·	any significant explosion, spill or similar incident involving an LNG facility or vessel involved in the LNG transportation, storage and regasification industry, including an FSRU or LNG carrier; and

·	labor or political unrest affecting existing or proposed areas of LNG production and regasification.

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

Demand for FSRUs or LNG shipping could be significantly affected by volatile natural gas prices and the overall demand for natural gas.

LNG prices are volatile and affected by numerous factors beyond our control, including, but not limited to, the following:

·	worldwide demand for natural gas and LNG;

·	the cost of exploration, development, production, transportation and distribution of natural gas;

·	expectations regarding future energy prices for both natural gas and other sources of energy;

·	the level of worldwide LNG production and exports;

·	government laws and regulations, including but not limited to environmental protection laws and regulations;

·	local and international political, economic and weather conditions;

·	political and military conflicts; and

·	the availability and cost of alternative energy sources, including alternate sources of natural gas.

In 2015, global crude oil prices were volatile and declined significantly. LNG prices also declined significantly – in part because of pricing links with crude oil and in part because of the increasing availability of spot cargos. Changes in demand for natural gas and the competitiveness of LNG between geographic regions impacted demand. Although utilization of FSRUs generally increased because of the availability of LNG at attractive prices, the utilization of LNG carriers decreased after the arrival of new capacity coincided with delays to LNG projects and the decline of arbitrage opportunities between geographic regions. The weak LNG shipping market could impact FSRUs given that FSRUs not operating in regasification mode are typically deployed as LNG carriers.

The weakness in the LNG market may adversely affect our future business, results of operations and financial condition and our ability to make cash distributions, as a result of, among other things:

•	lower demand for LNG carriers, reducing available charter rates and revenue to us from short term redeployment of our vessels between FSRU projects or following expiration or termination of existing contracts;

•	customers potentially seeking to renegotiate or terminate existing vessel contracts, or failing to extend or renew contracts upon expiration; or

•	the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise.

In general, reduced demand for LNG, FSRUs or LNG carriers would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

PGN LNG has the option to purchase the PGN FSRU Lampung beginning in June 2018. If PGN LNG exercises this option, it could have a material adverse effect on our operating cash flows and our ability to make cash distributions to our unitholders.

PGN LNG has the option to purchase the PGN FSRU Lampung beginning in June 2018, at a price specified in the time charter. Any compensation we receive for the purchase of the PGN FSRU Lampung may not adequately compensate us for the loss of the vessel and related time charter. If PGN LNG exercises this option, it would significantly reduce the size of our fleet, and we may be unable to identify or acquire suitable replacement vessel(s) with the proceeds of the option exercise because, among other things that are beyond our control, there may be no replacement vessel(s) that are readily available for purchase at a price that is equal to or less than the proceeds from the option exercise and on terms acceptable to us. Even if we find suitable replacement vessel(s), the hire rate(s) of such vessel(s) may be significantly lower than the hire rate under the current PGN FSRU Lampung time charter. Our inability to find suitable replacement vessel(s) or the chartering of replacement vessel(s) at lower hire rate(s) would have a material adverse effect on our results of operations, cash flows and ability to make cash distributions to our unitholders. Please read “Item 4.B. Business Overview—Vessel Time Charters— PGN FSRU Lampung Time Charter—Termination.”

The debt levels of us and our joint ventures may limit our and their flexibility in obtaining additional financing, refinancing credit facilities upon maturity or pursuing other business opportunities or our paying distributions to you.

As of December 31, 2015 we had total debt of $362.8 million and our joint ventures’ debt was $499.2 million, of which 50% is our share. In addition, we have the ability to incur additional debt, and we will have the ability to borrow an additional $85 million under our sponsor credit facility, subject to certain limitations. If we acquire additional vessels or businesses, our consolidated debt may significantly increase. We may incur additional debt under this or future credit facilities. Our joint ventures’ credit facilities will mature in 2022 and require an aggregate principal repayment of approximately $330 million, of which 50% is our share. A portion of the credit facility secured by the PGN FSRU Lampung will mature in 2021 and require that an aggregate principal amount of $16.5 million be refinanced. If such principal repayment is not refinanced, the export credit tranche of the PGN FSRU Lampung financing that will have an outstanding balance of $68.2 million at this time may be accelerated together with the attendant hedges. A portion of the credit facility secured by the Höegh Gallant will mature in 2019 and require that an aggregate principal amount of $106.5 million be refinanced. If such principal repayment is not refinanced, the export credit tranche of the Höegh Gallant financing that will have an outstanding balance of $26.6 million at this time may be accelerated. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt—Lampung Facility” and “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt—Gallant/Grace Facility.”

Our level of debt could have important consequences to us, including the following:

·	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be limited or such financing may not be available on favorable terms;

·	we will need a substantial portion of our cash flows to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

·	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally;

·	our debt level may limit our flexibility in responding to changing business and economic conditions; and

·	if we are unable to satisfy the restrictions included in any of our financing arrangements or are otherwise in default under any of those arrangements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to you, notwithstanding our stated cash distribution policy.

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

We have a revolving credit facility with Höegh LNG to provide us with liquidity, and as a result we will be exposed to the credit risk of Höegh LNG.

Upon consummation of the IPO, we entered into a three-year, $85 million revolving credit facility with Höegh LNG as our lender to be used to fund our general partnership purposes, including working capital and distributions. This revolving credit facility provides our primary source of liquidity other than our cash from operations distributed to us by our subsidiaries and joint ventures and payments made to us under our shareholder loans. Höegh LNG’s ability to make loans under the revolving credit facility may be affected by events beyond our and their control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our and their ability to comply with the terms of the revolving credit facility may be impaired. If we request a borrowing under the revolving credit facility, Höegh LNG may not have, or be able to obtain, sufficient funds to make loans under the revolving credit facility. In the event that Höegh LNG is unable to make loans to us pursuant to the revolving credit facility, or a default or other circumstance prohibits us from borrowing loans thereunder our financial condition, results of operations and ability to make cash distributions to our unitholders could be materially adversely affected.

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

The operating and financial restrictions and covenants in the financing arrangements of us and our joint ventures, including lease agreements and any future financing agreements, could adversely affect our and their ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, the financing agreements may restrict the ability of us and our subsidiaries to:

·	incur or guarantee indebtedness;

·	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

·	make dividends or distributions;

·	make certain negative pledges and grant certain liens;

·	sell, transfer, assign or convey assets;

·	make certain investments; and

·	enter into a new line of business.

In addition, our financing agreements require us and Höegh LNG to comply with certain financial ratios and tests, including maintaining a minimum liquidity, a minimum EBITDA to debt service ratio and a minimum book equity ratio and, with respect to the Lampung facility, ensuring that available cash flows exceeds interest and principal payable for a nine-month test period. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt—Lampung Facility” and “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt—Gallant/Grace Facility.”

Our joint ventures,’ Höegh LNG’s and our ability to comply with covenants and restrictions contained in financing arrangements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our and their ability to comply with these covenants may be impaired. If restrictions, covenants, ratios or tests in debt instruments are breached, a significant portion of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. We and/or our joint ventures or Höegh LNG may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our and our joint ventures’ financing arrangements are secured by our vessels and, in some cases, guaranteed by us or Höegh LNG, and if we or they, as applicable, are unable to repay debt under our financing arrangements, the lenders could seek to foreclose on those assets. Please read “Item 5.B. Liquidity and Capital Resources.”

Restrictions in our debt agreements and local laws may prevent us from paying distributions.

The payment of principal and interest on our debt will reduce our cash available for distribution. Our and our joint ventures’ financing arrangements prohibit the payment of distributions upon the occurrence of certain events, including, but not limited to:

·	failure to pay any principal, interest, fees, expenses or other amounts when due;

·	certain material environmental incidents;

·	breach or lapse of insurance with respect to vessels securing the facilities;

·	breach of certain financial covenants;

·	failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

·	default under other indebtedness (including certain hedging arrangements or other material agreements);

·	bankruptcy or insolvency events;

·	inaccuracy of any representation or warranty;

·	a change of ownership of the vessel-owning subsidiary, as defined in the applicable agreement; and

·	a material adverse change, as defined in the applicable agreement.

Furthermore, our financing arrangements require that we maintain minimum amounts of free liquid assets and our subsidiaries and joint ventures to hold cash reserves that are, in certain cases, held for specifically designated uses, including working capital, operations and maintenance and debt service reserves, and are generally subject to “waterfall” provisions that allocate project revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) and the remaining cash is distributable to us only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical and in some cases, projected, debt service coverage ratio. In addition, the laws governing our joint ventures and subsidiaries may prevent us from making dividend distributions. Our joint ventures are subject to restrictions under the laws of the Cayman Islands and may only pay distributions out of profits or capital reserves if the joint venture entity is solvent after the distribution Höegh Lampung is subject to Singapore laws and may make dividend distributions only out of profits. Dividends may only be paid by PT Höegh if its retained earnings are positive under Indonesian law. As of December 31, 2015 and 2014, PT Höegh had negative retained earnings and therefore cannot make dividend payments to us under Indonesia law. However, subject to meeting a debt service ratio of 1.20 to 1.00, PT Höegh can distribute cash from its cash flow from operations to us as payment of intercompany accrued interest and / or intercompany debt, after quarterly payments of the Lampung facility and fulfilment of the “waterfall” provisions to meet operating requirements as defined by the Lampung facility. Under Cayman Islands law, FSRU III may only pay distributions out of profits or capital reserves if the entity is solvent after the distribution. Dividends from Höegh Cyprus may only be distributed (i) out of profits and not from the share capital of the company and (ii) if after the dividend payment, Höegh Cyprus would remain in compliance with the financial covenants under the Gallant/Grace facility. Please read “Item 8.A. Consolidated Statements and Other Financial Information—The Partnership’s Cash Distribution Policy—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”

Höegh LNG’s failure to comply with certain obligations under the Lampung and Gallant/Grace facilities, and certain other events occurring at Höegh LNG, could result in cross-defaults or defaults under the Lampung or Gallant credit facilities, which could have a material adverse effect on us.

Höegh LNG guarantees the obligations of (i) PT Höegh, a company incorporated under the laws of the Republic of Indonesia and the owner of the PGN FSRU Lampung, under the Lampung facility, and (ii) Höegh Cyprus, a company incorporated under the laws of Cyprus and the owner of the Höegh Gallant, under the Gallant/Grace facility (each such facility as described in “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt”). Pursuant to the terms of the Lampung and the Gallant/Grace facilities, Höegh LNG must, among other things, maintain minimum book equity and comply with certain minimum liquidity financial covenants. Failure by Höegh LNG to satisfy any of the covenants applicable to Höegh LNG would result in a default under the Lampung and Gallant/Grace facilities. The Gallant/Grace facility is secured by, among other things, a first priority mortgage of the Höegh Gallant and the Höegh Grace, an FSRU owned by Höegh LNG. The tranches covering the Höegh Gallant and the Höegh Grace are cross-defaulted, cross-collateralized (except that the banks cannot enforce any of their rights to the security provided by Höegh Cyprus, Höegh FSRU III, the Partnership or EgyptCo unless an event of default occurs directly and expressly with respect to the Partnership, its subsidiaries or EgyptCo and its direct shareholders), and cross-guaranteed (except that the Partnership does not guarantee the obligations of Höegh LNG FSRU IV Ltd. (“Höegh FSRU IV”), the owner of the Höegh Grace). However, Höegh Cyprus is jointly and severally liable with Höegh FSRU IV under the Gallant/Grace facility, which includes the financing of the Höegh Grace. Furthermore, among other things, a default by Höegh LNG or Höegh FSRU IV on its indebtedness or the occurrence of certain other adverse events at Höegh LNG or Höegh FSRU IV may cause a default under the Lampung and the Gallant/Grace facilities. Any one of these events could result in the acceleration of the maturity of the Lampung and the Gallant/Grace facilities. The lenders of the Lampung facility may foreclose upon any collateral securing that debt, including arrest and seizure of the PGN FSRU Lampung, even if Höegh LNG were to subsequently cure its default. The lenders of the Gallant/Grace facility cannot enforce any of their rights to the security provided by Höegh Cyprus, including the seizure of the Höegh Gallant, Höegh FSRU III, the Partnership or EgyptCo unless an event of default occurs directly and expressly with respect to the Partnership, its subsidiaries or EgyptCo and its direct shareholders. In the event of such acceleration and foreclosure, PT Höegh or Höegh Cyprus, as the case may be, might not have sufficient funds or other assets to satisfy all of their obligations under the related credit facility, which would have a material adverse effect on our business, results of operations and financial condition and would significantly reduce our ability, or make us unable, to make cash distributions to our unitholders for so long as such default is continuing. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt—Lampung Facility” and “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt— Gallant/Grace Facility.”

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

One of our principal objectives is to enter into additional long-term time charters for FSRUs, LNG carriers and other LNG infrastructure assets. The process of obtaining long-term charters for FSRUs, LNG carriers and other LNG infrastructure assets is competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. We believe FSRU and LNG carrier time charters are awarded based upon a variety of factors relating to the vessel operator, including:

·	FSRU and LNG carrier experience and quality of ship operations;

·	quality of vessels;

·	cost effectiveness;

·	shipping industry relationships and reputation for customer service and safety;

·	technical ability and reputation for operation of highly specialized vessels;

·	quality and experience of seafaring crew;

·	safety record;

·	the ability to finance vessels at competitive rates and financial stability generally;

·	relationships with shipyards and the ability to get suitable berths;

·	construction management experience, including the ability to obtain on-time delivery of new FSRUs, LNG carriers and other LNG infrastructure assets according to customer specifications;

·	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

·	competitiveness of the bid in terms of overall price.

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

We may have more difficulty entering into long-term time charters in the future if an active short-term market for FSRUs develops.

One of our principal strategies is to enter into additional FSRU and LNG carrier time charters of five or more years. If a market for short-term time charters for FSRUs develops, we may have increased difficulty entering into long-term time charters upon expiration or early termination of the time charters for the FSRUs in our fleet or for any vessels that we acquire in the future. As a result, our cash flows may be less stable.

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

Vessel values may fluctuate substantially, and a decline in vessel values may result in impairment charges, the breach of our financial covenants or, if these values are lower at a time when we are attempting to dispose of vessels, a loss on the sale.

Vessel values for FSRUs and LNG carriers can fluctuate substantially over time due to a number of different factors, including:

·	prevailing economic conditions in the natural gas and energy markets;

·	a substantial or extended decline in demand for LNG;

·	increases in the supply of vessel capacity;

·	the size and age of a vessel;

·	the remaining term on existing time charters; and

·	the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, customer requirements or otherwise.

As our vessels age, the expenses associated with maintaining and operating them are expected to increase, which could have an adverse effect on our business and operations if we do not maintain sufficient cash reserves for maintenance and replacement capital expenditures. Moreover, the cost of a replacement vessel would be significant.

If a charter terminates, we may be unable to re-deploy the affected vessel at attractive rates and, rather than continue to incur costs to maintain and finance her, we may seek to dispose of her. Our inability to dispose of a vessel at a reasonable value could result in a loss on her sale and adversely affect our ability to purchase a replacement vessel, financial condition, results of operations and ability to make cash distributions to our unitholders. A decline in the value of our vessels may also result in impairment charges or the breach of certain of the ratios and financial covenants we are required to comply with in our credit facilities.

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

Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with Höegh LNG and its reputation and relationships in the shipping industry. If Höegh LNG suffers material damage to its reputation or relationships, it may harm our ability to:

·	renew existing charters upon their expiration;

·	obtain new charters;

·	successfully interact with shipyards;

·	obtain financing on commercially acceptable terms;

·	maintain access to capital under the sponsor credit facility; or

·	maintain satisfactory relationships with suppliers and other third parties.

In addition, all our vessels are subject to management agreements with affiliates of Höegh LNG. The Höegh Gallant, GDF Suez Neptune and the GDF Suez Cape Ann are subject to ship management agreements with Höegh LNG Management and commercial and administration management agreements with Höegh Norway, and the PGN FSRU Lampung is subject to a technical information and services agreement with Höegh Norway, a master spare parts supply agreement with Höegh Asia and a master maintenance agreement with Höegh Shipping. Pursuant to a secondment agreement, Höegh Maritime Management provides crew to the Höegh Gallant. In addition, pursuant to an administrative services agreement among us, our operating company and Höegh UK and an administrative services agreement between our operating company and Leif Höegh UK, Höegh UK and Leif Höegh UK provide us and our operating company with certain administrative, financial and other support services. Höegh UK subcontracts some of these services to Höegh Norway and Leif Höegh UK pursuant to separate administrative services agreements. Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services. Our business will be harmed if our service providers fail to perform these services satisfactorily, if they cancel their agreements with us or if they stop providing these services to us. Please read “Item 7.B. Related Party Transactions.”

The operation of FSRUs, LNG carriers and other LNG infrastructure assets is inherently risky, and an incident involving significant loss of life or property or environmental consequences involving any of our vessels could harm our reputation, business and financial condition.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

·	marine disasters;

·	piracy;

·	environmental accidents;

·	bad weather;

·	mechanical failures;

·	grounding, fire, explosions and collisions;

·	human error; and

·	war and terrorism.

An accident involving any of our vessels could result in any of the following:

·	death or injury to persons, loss of property or environmental damage, and associated costs;

·	delays in taking delivery of cargo or discharging LNG or regasified LNG, as applicable;

·	loss of revenues from or termination of time charters;

·	governmental fines, penalties or restrictions on conducting business;

·	higher insurance rates; and

·	damage to our reputation and customer relationships generally.

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

Our operating expenses and drydock capital expenditures depend on a variety of factors including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire shipping industry. While many of these costs are borne by the charterers under our time charters, there are some circumstance where this is not the case. For example, we bear the cost of fuel (bunkers) for the Höegh Gallant time charter, and fuel is a significant expense in our operations when our vessels are, for example, moving to or from drydock or when off-hire. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil-producing countries and regions, regional production patterns and environmental concerns. These may increase vessel operating costs further. If costs continue to rise, they could materially and adversely affect our results of operations.

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

Currency exchange rate fluctuations and currency devaluations could have an adverse effect on our results of operations from quarter to quarter. Historically, our revenue has been generated in U.S. Dollars, but we incur a minority of our operating expenses in other currencies. The revenues from the Höegh Gallant were denominated 90% in U.S. dollars and 10% in Egyptian pounds (“EGP”) from the acquisition date of October 1, 2015 to December 31, 2015. A limited amount of operating expenses from the Höegh Gallant was also denominated in EGP. Our revenues in EGP are greater than our operating expenses in EGP. Historically, the EGP has been subject to exchange restrictions and devaluation by the Egyptian authorities. Fluctuations in exchange rates could affect our cash flows and operating results. If the EGP should be devalued, we would recognize exchange losses for cash, net working capital positions and other net monetary assets denominated in EGP. Based on the outstanding balances of monetary assets and liabilities as of December 31, 2015, a 15% reduction in the EGP to U.S. dollar rate would result in a foreign exchange loss of approximately $0.1 million. Please read “Item 5. Operating and Financial Review and Prospects—Critical Accounting Estimates—Use of Exchange Rates” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk.”

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

We are affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Any disruption caused by these factors could harm our business. In particular, we derive a substantial portion of our revenues from shipping and regasifying LNG from politically unstable regions. Past political conflicts in these regions have included attacks on ships and other efforts to disrupt shipping in the area. In addition to acts of terrorism, vessels trading in these and other regions have also been subject, in limited instances, to piracy. Future hostilities or other political instability where we operate or may operate could have a material adverse effect on the growth of our business, financial condition, results of operations and ability to make cash distributions to our unitholders. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business and ability to make cash distributions to our unitholders.

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

Our vessels traveling in international waters are subject to various existing regulations published by the International Maritime Organization (the “IMO”), as well as marine pollution and prevention requirements imposed by the IMO International Convention for the Prevention of Pollution from Ships of 1975, as from time to time may be amended (the “MARPOL Convention”). In addition, our FSRUs may become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, as amended by the April 2010 Protocol to the HNS Convention (the “2010 HNS Convention”), if it is entered into force. If the 2010 HNS Convention were to enter into force, we cannot estimate with any certainty at this time the costs that may be needed to comply with any such requirements that may be adopted. Please read “Item 4.B. Business Overview – Environmental and Other Regulation” for a more detailed discussion on these topics.

Our vessels operating in U.S. waters now or in the future will be subject to various federal, state and local laws and regulations relating to protection of the environment.

Our vessels operating in U.S. waters now or in the future will be subject to various federal, state and local laws and regulations relating to protection of the environment, including the Oil Pollution Act of 1990 (“OPA 90”), the U.S. Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the U.S. Clean Water Act (the “CWA”) and the U.S. Clean Air Act of 1970, as amended. In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities. These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution. Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties. As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, may increase our overall cost of business. Please read “Item 4.B. Business Overview – Environmental and Other Regulation” for a more detailed discussion on these topics.

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

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from vessel emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “Kyoto Protocol”) or the recently announced Paris Agreement, a new treaty may be adopted in the future that includes restrictions on shipping emissions. Compliance with changes in laws and regulations relating to climate change could increase our costs of operating and maintaining our vessels and could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

Please read “Item 4.B. Business Overview—Environmental and Other Regulation—Regulation of Greenhouse Gas Emissions” below for a more detailed discussion.

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

As part of the certification process, a vessel must undergo annual surveys, renewal surveys, intermediate surveys and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Each of the vessels in our fleet is on a planned maintenance system approval, and as such the classification society attends onboard once every year to verify that the maintenance of the equipment onboard is done correctly. For each of the GDF Suez Neptune and the GDF Suez Cape Ann, a renewal survey is conducted every five years and an intermediate survey is conducted every 30 months after a renewal survey. During the first 15 years of operation, the vessels have an approved extended drydock interval which allow them to be drydocked every 7.5 years, while intermediate surveys and certain renewal surveys occur while they are afloat, using an approved diving company in the presence of a surveyor from the classification society. After these vessels are 15 years old, they are drydocked both at each renewal survey and each intermediate survey, resulting in drydocking approximately every five years or pursuant to charterer’s requirements every 30 months. We do not anticipate drydocking the PGN FSRU Lampung for at least 20 years as certain inspections can be done without drydocking. For the Höegh Gallant a renewal survey is expected to be conducted every five years. During the first 15 years of operation, the vessel should qualify for an extended drydock interval which allows it to be drydocked every 7.5 years, and after the initial 15 year period we expect that the vessel will be drydocked every five years.

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

The tightening of U.S. sanctions in recent years has affected non-U.S. companies. In particular, sanctions against Iran have been significantly expanded. In 2012 the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 (“TRA”), which placed further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. A major provision in TRA is that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or ‘‘any affiliate’’ has ‘‘knowingly’’ engaged in certain activities involving Iran during the timeframe covered by the report. This disclosure obligation is broad in scope in that it requires the reporting of activity that would not be considered a violation of U.S. sanctions as well as violative conduct, and is not subject to a materiality threshold. The SEC publishes these disclosures on its website and the President must initiate an investigation in response to all disclosures. It should be noted that the U.S. and various other nations entered into a Joint Comprehensive Plan of Action (“JCPOA”) with Iran that provides for phased sanctions relief. On January 16, 2016, following verification that Iran had satisfied its commitments under the JCPOA, the U.S. lifted its nuclear-related “secondary” sanctions and the European Union also took action to lift its sanctions. As a result of sanctions relief non-U.S. persons will be able to engage in business with Iran. Sanctions relief will not impact the SEC reporting requirements discussed above.

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

During the past two years, we identified material weaknesses in our internal control over financial reporting. We identified a combination of control deficiencies that constituted a material weakness related to the accounting treatment for certain Indonesian value added tax and withholding tax transactions for the year ended December 31, 2014. As of December 31, 2015, we also identified several control deficiencies related to our accounting for the procurement of goods and services that constituted a material weakness.  Neither of these material weaknesses has been fully remediated.  See “Item 15. Controls and Procedures.” Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected or corrected on a timely basis. While we are working to remediate the material weaknesses, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful in remediating our material weaknesses. If our remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses are discovered or occur in the future, then there is a risk that our financial statements may contain material misstatements that are unknown to us at that time, and such misstatements could require us to restate our financial results.

A cyber-attack could materially disrupt our business

We rely on information technology systems and networks, which are provided by Höegh LNG, in our operations and the administration of our business. Our operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations.

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

Conflicts of interest may arise between Höegh LNG and its affiliates (including our general partner) on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner and its affiliates may favor their own interests over the interests of our unitholders. These conflicts include, among others, the following situations:

•	neither our partnership agreement nor any other agreement requires our general partner or Höegh LNG or its affiliates to pursue a business strategy that favors us or utilizes our assets, and Höegh LNG’s officers and directors have a fiduciary duty to make decisions in the best interests of the shareholders of Höegh LNG, which may be contrary to our interests;

•	our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. Specifically, our general partner will be considered to be acting in its individual capacity if it exercises its call right, pre-emptive rights or registration rights, consents or withholds consent to any merger or consolidation of the Partnership, appoints any directors or votes for the election of any director, votes or refrains from voting on amendments to our partnership agreement that require a vote of the outstanding units, voluntarily withdraws from the Partnership, transfers (to the extent permitted under our partnership agreement) or refrains from transferring its units or general partner interest or votes upon the dissolution of the Partnership;

•	our general partner and our directors have limited their liabilities and restricted their fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and, as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner and our directors, all as set forth in our partnership agreement;

•	our general partner is entitled to reimbursement of all reasonable costs incurred by it and its affiliates for our benefit;

•	our partnership agreement does not restrict us from paying our general partner or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

•	our general partner may exercise its right to call and purchase our common units if it and its affiliates own more than 80% of our common units; and

•	our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of its limited call right.

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

Our partnership agreement provides that our general partner has irrevocably delegated to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation will be binding on any successor general partner of the Partnership. Our partnership agreement also contains provisions that reduce the standards to which our general partner and directors may otherwise be held by Marshall Islands law. For example, our partnership agreement:

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

Pursuant to the ship management agreements, our joint ventures and Höegh Cyprus pay fees for services provided to them by Höegh LNG Management, and our joint ventures and Höegh Cyprus reimburse Höegh LNG Management for all expenses incurred on our behalf. These fees and expenses include all costs and expenses incurred in providing certain crewing and technical management services to the GDF Suez Neptune, the GDF Suez Cape Ann and the Höegh Gallant. In addition, pursuant to a technical information and services agreement, we reimburse Höegh Norway for expenses Höegh Norway incurs pursuant to the sub-technical support agreement that it is party to with Höegh LNG Management.

Moreover, pursuant to an administrative services agreement among us, our operating company and Höegh UK and an administrative services agreement between our operating company and Leif Höegh UK, Höegh UK and Leif Höegh UK provide us and our operating company with certain administrative, financial and other support services. We reimburse Höegh UK and Leif Höegh UK for their reasonable costs and expenses incurred in connection with the provision of these services. In addition, under our administrative services agreement with Höegh UK, we pay Höegh UK a service fee equal to 5.0% of its costs and expenses incurred in connection with providing services to us.

Pursuant to the above-mentioned administrative services agreement with Höegh UK, Höegh UK subcontracts to Höegh Norway and Leif Höegh UK certain administrative services provided to us pursuant to administrative services agreements with Höegh Norway and Leif Höegh UK. Höegh UK reimburses Höegh Norway and Leif Höegh UK for reasonable costs and expenses incurred in connection with the provision of these services. In addition, Höegh UK (i) pays to Höegh Norway a service fee equal to 3.0% of the costs and expenses incurred in connection with providing services and (ii) pays to Leif Höegh UK a service fee equal to 5.0% of the costs and expenses of certain secretarial services with all other services of Leif Höegh UK reimbursed at cost.

For a description of the ship management agreements, the technical information and services agreement and the administrative services agreements, please read “Item 7.B. Related Party Transactions.” The fees and expenses payable pursuant to the ship management agreements, the technical information and services agreement and the administrative services agreements are payable without regard to our financial condition or results of operations. The payment of fees to and the reimbursement of expenses of Höegh LNG Management, Höegh UK, Leif Höegh UK and Höegh Norway could adversely affect our ability to pay cash distributions to you.

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

The Partnership’s affairs are governed by our partnership agreement and by the Marshall Island Limited Partnership Act (the “Marshall Islands Act”). The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make the laws of the Marshall Islands, with respect to the subject matter of the Marshall Islands Act, uniform with the laws of the State of Delaware and, so long as it does not conflict with the Marshall Islands Act or decisions of the High and Supreme Courts of the Marshall Islands, the non-statutory law (“case law”) of the State of Delaware is adopted as the law of the Marshall Islands. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a similarly organized limited partnership in the United States.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting and an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to our auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements. For as long as we take advantage of the reduced reporting obligations, the information that we provide unitholders may be different than information provided by other public companies. We cannot predict if investors will find our common units less attractive because we may rely on these exemptions. If some investors find our common units less attractive as a result, there may be a less active trading market for our common units and our unit price may be more volatile. Furthermore, if we fail to successfully remediate the material weaknesses in our internal control over financial reporting as described in “Item 15. Controls and Procedures” or to create and maintain an effective system of internal controls and disclosure controls in the future, we may not be able to accurately report our financial results or prevent fraud. Please read “—Risks Related to Our Business—We face risks relating to our ineffective internal control over financial reporting.”

Tax Risks

In addition to the following risk factors, you should read “Item 4.B. Business Overview—Taxation of Partnership” and “Item 10.E. Taxation” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our common units.

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

A change in tax laws in any country in which we operate could adversely affect us

Tax laws and regulations are highly complex and subject to interpretation. Consequently, we and our subsidiaries are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. Such changes may include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level, such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-operation and Development.

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

Based on our current and projected method of operation, we believe that we were not a PFIC for any prior taxable year, and we expect that we will not be treated as a PFIC for the current or any future taxable year. We expect that more than 25.0% of our gross income for each taxable year was or will be nonpassive income, and more than 50.0% of the average value of our assets for each such year was or will be held for the production of such nonpassive income. This belief is based on certain valuations and projections regarding our assets, income and charters. While we believe these valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit (the “Fifth Circuit”) held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Code relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service, or IRS, stated that it disagreed with the holding in Tidewater, and specified that time charters similar to those at issue in the case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities, and the opinion of our counsel is not binding on the IRS or any court. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur.

In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future and that we will not become a PFIC in the future. If the IRS were to find that we are or have been a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), our U.S. unitholders would face adverse U.S. federal income tax consequences. Please read “Item 10.E Taxation—U.S. Federal Income Taxation of U.S. Holders—PFIC Status and Significant Tax Consequences” for a more detailed discussion of the U.S. federal income tax consequences to U.S. unitholders if we are treated as a PFIC.

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

We believe we can conduct our affairs in a manner that does not result in our unitholders being considered to be carrying on business in the United Kingdom or Norway solely as a consequence of the acquisition, ownership, disposition or redemption of our common units. However, the question of whether either we or any of our subsidiaries will be treated as carrying on business in any jurisdiction, including the United Kingdom and Norway, will be largely a question of fact to be determined through an analysis of contractual arrangements, including the ship management agreements that our joint ventures and subsidiaries have entered into with Höegh LNG Management, the sub-technical support agreement that Höegh Norway has entered into with Höegh LNG Management, the administrative service agreement we have entered into with our operating company and Höegh UK, the administrative service agreement our operating company has entered into with Leif Höegh UK and the administrative service agreements Höegh UK has entered into with Höegh Norway and with Leif Höegh UK, as well as through an analysis of the manner in which we conduct business or operations, all of which may change over time. Furthermore, the laws of the United Kingdom, Norway or any other jurisdiction may also change, which could cause that jurisdiction’s taxing authorities to determine that we are carrying on business in such jurisdiction and that we or our unitholders are subject to its taxation laws. In addition to the potential for taxation of our unitholders, any additional taxes imposed on us or any of our subsidiaries will reduce our cash available for distribution.

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

At the closing of our initial public offering (“IPO”) in August 2014, Höegh LNG contributed interests in our initial fleet of three modern FSRUs to us.

On October 1, 2015, we acquired 100% of the shares of Höegh FSRU III, the entity that indirectly owns the FSRU Höegh Gallant.

As of March 31, 2016, we had a fleet of four FSRUs. Our fleet consists of interests in the following vessels:

•	a 50% interest in the GDF Suez Neptune, an FSRU built in 2009 that is currently operating under a time charter with GDF Suez, a subsidiary of ENGIE, a French publicly listed, government-backed, electric utility company, that expires in 2029, with an option to extend for up to two additional periods of five years each;

•	a 50% interest in the GDF Suez Cape Ann, an FSRU built in 2010 that is currently operating under a time charter with GDF Suez that expires in 2030, with an option to extend for up to two additional periods of five years each;

•

a 100% economic interest in the PGN FSRU Lampung, an FSRU built in 2014 that is currently operating under a time charter with PGN LNG, a subsidiary of an Indonesian publicly listed, government-controlled, gas and energy company that constructs gas pipelines and infrastructure and distributes and transmits natural gas to industrial, commercial and household users. The time charter expires in 2034, with options to extend the time charter either for an additional 10 years or for up to two additional periods of five years each; and

•	a 100% interest in the Höegh Gallant, an FSRU built in 2014 that is currently operating under a time charter with EgyptCo, a subsidiary of Höegh LNG, that expires in 2020. In addition, we have an option agreement pursuant to which we have the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025.

We were formed on April 28, 2014 as a Marshall Islands limited partnership and have our principal executive offices at Wessex House, 5th Floor, 45 Reid Street, Hamilton, Bermuda.

Capital Expenditures

Our capital expenditures amounted to $1.0 million, $172.3 million and $36.6 million for the years ended December 31, 2015, 2014 and 2013 respectively. The capital expenditures are mainly related to the PGN FSRU Lampung which was delivered from the shipyard in April 2014, after being under construction during 2013 and 2012.

B.	Business Overview

General

We own and operate floating storage and regasification units (“FSRUs”), under long-term charters, which we define as charters of five or more years. Our primary business objective is to increase quarterly distributions per unit over time by making accretive acquisitions of FSRUs, LNG carriers and other LNG infrastructure assets with long-term charters.

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

Key benefits of FSRU technology include:

•	Speed. Planning, siting, permitting and constructing a traditional, land based LNG terminal typically requires five to six years. In comparison, FSRU projects typically take less than 24 months to execute, and have been implemented in as little as six months.

•	Reduced Costs. FSRUs are considerably less capital intensive than a land based LNG terminal, where even small terminals can cost upwards of $600 million. More importantly, the providers of FSRUs are prepared to retain ownership of their vessels and charter them to the importing company for a short, medium or long term period, avoiding the need for major capital outlays and corresponding financing requirements.

•	Greater Cost Certainty. An importer has greater clarity on fees for regasification services and delivery of gas with an FSRU as compared to a land based LNG terminal, which may be more likely to face construction cost overruns and uncertainty around terminal throughput fees.

•	Operational Flexibility. FSRU operators have entered into agreements as short as three years, whereas land based LNG terminals often require long term commitments of 15 years or more.

•	Market Flexibility. Some FSRUs can also be operated as conventional LNG carriers and owners have been prepared to build such vessels on a speculative basis. This has made FSRU technology flexible in terms of being generic and able to meet different market needs and finding solutions to terminal location challenges.

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

Our Relationship with Höegh LNG

We believe that one of our principal strengths is our relationship with Höegh LNG (Oslo Børs symbol: HLNG). With a track record dating back to the delivery of the world’s first Moss-type LNG carrier in 1973, we believe that Höegh LNG is one of the most experienced operators of LNG carriers and one of only four operators of FSRUs in the world. Our affiliation with Höegh LNG gives us access to Höegh LNG’s long-standing relationships with leading oil and gas companies, utility companies, shipbuilders, financing sources and suppliers, which we believe will allow us to compete more effectively when seeking additional long-term charters for FSRUs, LNG carriers and other LNG infrastructure assets. In addition, we believe Höegh LNG’s 40-year track record of providing LNG services and its technical, commercial and managerial expertise, including its leadership in the development of floating liquefaction solutions, will enable us to continue to maintain the high utilization of our fleet to preserve our stable cash flows. We cannot assure you that our relationship with Höegh LNG will lead to high fleet utilization rates or stable cash flows in the future.

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

Our Fleet

Our fleet consists of interests in the following vessels:

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

•

a 100% economic interest in the PGN FSRU Lampung, an FSRU built in 2014 that is currently operating under a time charter with PGN LNG that expires in 2034, with options to extend either for an additional 10 years or for up to two additional periods of five years each; and

•

a 100% interest in the Höegh Gallant, an FSRU built in 2014 that is currently operating under a time charter with EgyptCo, a subsidiary of Höegh LNG, that expires in 2020. EgyptCo has a time charter agreement with the government-owned Egyptian Natural Gas Holding Company (“EGAS”) that expires in 2020. In addition, we have an option agreement pursuant to which we have the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025.

Both the GDF Suez Neptune and the GDF Suez Cape Ann are owned in joint ventures with MOL and TLT, which own in the aggregate 50% of each joint venture. For a description of the joint venture agreements governing our joint ventures, please read “Item 4.B. Business Overview—Shareholder Agreements.” The PGN FSRU Lampung is 49% owned by one of our subsidiaries and 51% owned by PT Bahtera Daya Utama (“PT Bahtera”), an Indonesian subsidiary of PT Imeco Inter Sarana, which provides products and services for various energy and infrastructure projects. Due to local Indonesian regulations, we are required to have a local Indonesian joint venture partner (e.g., PT Bahtera). However, we have a 100% economic interest in the PGN FSRU Lampung. For a description of the agreements related to this arrangement, please read “—Shareholder Agreements—PT Höegh Shareholders’ Agreement.”

The following table provides information about our four FSRUs:

FSRU	Our Economic Interest	Capacity (cbm)	Maximum send out capacity (MMscf/d)	Location of operation	Charter commencement	Charterer	Charter Expiration	Charter extension option period
GDF Suez Neptune	50%	145,000	750	Various	November 2009	GDF Suez	2029	Five years plus five years
GDF Suez Cape Ann	50%	145,000	750	China	June 2010	GDF Suez	2030	Five years plus five years
PGN FSRU Lampung	100%	170,000	360	Indonesia	July 2014	PGN LNG	2034	Five or 10 years(1)
Höegh Gallant	100%	170,000	550	Egypt	April 2015	EgyptCo (2)	2020	n/a

(1)	After the initial term, PGN LNG has the choice to extend the term by either five years or 10 years. If PGN LNG extends the term by five years, it subsequently may extend the term by another five years.

(2)	Pursuant to an option agreement, the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025.

As of December 31, 2015, the GDF Suez Neptune, the GDF Suez Cape Ann, the PGN FSRU Lampung and the Höegh Gallant were approximately 6.2 years old, 5.6 years old, 1.8 years old and 1.2 years old, respectively. FSRUs are generally designed to have a lifespan of approximately 40 years.

The GDF Suez Neptune was intended to be used as a floating LNG import terminal in Boston. However, she has been used as an LNG carrier, delivering LNG from Trinidad to Boston, Spain, Asia and other locations. Since November 2013, the GDF Suez Cape Ann has been employed as China’s first FSRU, located in Tianjin outside Beijing. At the time of construction, both the GDF Suez Neptune and the GDF Suez Cape Ann were the most advanced FSRUs ever built in terms of regasification technology, power generation and thermal insulation. In addition, the vessels received the “Green Passport” from Det Norske Veritas GL certifying the environmental considerations taken when constructing, operating and ultimately when disposing of the vessel. Each vessel has a storage capacity of 145,000 cbm of LNG and a maximum send-out capacity of 750 million standard cubic feet per day (“MMscf/d”) of regasified LNG.

The PGN FSRU Lampung is located offshore in the Lampung province at the southeast coast of Sumatra, Indonesia. The vessel is moored at a purpose-built mooring system built by a subcontractor of Höegh LNG, subsequently sold to PGN LNG and located approximately 16 kilometers offshore. The PGN FSRU Lampung has a storage capacity of 170,000 cbm of LNG and a maximum send-out capacity of 360 MMscf/d of regasified LNG via subsea and onshore pipelines connecting to the existing grid in south Sumatra.

The FSRU Höegh Gallant is operating as an LNG import terminal at Ain Sokhna port, located on the Red Sea in Egypt. The Höegh Gallant was delivered from the shipyard in November 2014 and employed as an LNG carrier until mid-January 2015 when it entered the shipyard for minor modifications required for the contract with EGAS. The Höegh Gallant has a storage capacity of 170,000 cbm of LNG and a maximum send-out capacity of 550 MMscf/d of regasified LNG.

Each of the GDF Suez Neptune, the GDF Suez Cape Ann, the PGN FSRU Lampung and the Höegh Gallant has a reinforced membrane-type cargo containment system that facilitates offshore loading operations.

Additional FSRUs

Pursuant to the omnibus agreement we have entered into with Höegh LNG, we have the right to purchase all or a portion of Höegh LNG’s interests in an FSRU, the Independence, which was constructed by Hyundai Heavy Industries Co., Ltd. (“HHI”) and was delivered to Höegh LNG from the shipyard in May 2014. In November 2014, the Independence started operations under a time charter that expires in 2024 with AB Klaipèdos Nafta (“ABKN”). We have the right to purchase all or a portion of Höegh LNG’s interests in the Independence within 24 months after acceptance of such vessel by her charterer, subject to reaching an agreement with Höegh LNG regarding the purchase price and other terms in accordance with the provisions of the omnibus agreement and subject to consent of ABKN. We may exercise this option at one or more times during such 24-month period. We and Höegh LNG continue to pursue, but have not received, ABKN’s consent to the acquisition of the Independence by us.

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

On November 1, 2014, Höegh LNG signed a contract with Sociedad Portuaria El Cayao S.A.E.S.P (“SPEC”) for the supply of an FSRU as a new LNG import terminal in Cartagena, on the Atlantic coast of Colombia. The FSRU contract is for up to twenty years, but includes options for SPEC to reduce the term to ten or fifteen years. SPEC will confirm the initial contract term before start of operations, which is expected mid-2016. Höegh LNG plans to employ the Höegh Grace for the project. The Höegh Grace has a storage capacity of 170,000 cbm of LNG and a maximum send-out capacity of 500 MMscf/d of regasified LNG.

On May 26, 2015, Höegh LNG signed an FSRU contract with Octopus LNG SpA (“Octopus”) for the Penco-Lirquén LNG import terminal to be located in Conceptión Bay, Chile. The contract is for a period of 20 years. The contract is subject to Octopus completing financing and obtaining necessary environmental approvals, and the planned start-up is in the second quarter of 2018. Höegh LNG is expected to service the contract with Hull no. 2865 currently being constructed by HHI. Hull no. 2865 will have a storage capacity of 170,000 cbm of LNG and a maximum send out capacity of 750 MMscf/d of regasified LNG.

Pursuant to the terms of the omnibus agreement, we will have the right to purchase the Höegh Grace and Hull no. 2865 following acceptance by the respective charterer of the related FSRU subject to reaching an agreement with Höegh LNG regarding the purchase price. There can be no assurance that we will purchase any of these additional FSRUs.

The following table provides information about the additional FSRUs that we will have the right to purchase from Höegh LNG pursuant to the omnibus agreement:

FSRU	Capacity (cbm)	Maximum Send-Out Capacity (MMscf/d)	Location of Operations	Charter Commencement	Charterer	Charter Expiration	Charter Extension Option Periods
Independence	170,000	384	Lithuania	Fourth Quarter of 2014	ABKN	2024	n/a

Höegh Grace	170,000	500	Colombia	Mid-2016(1)	SPEC	(2)	n/a

Hull no. 2865	170,000	750	Chile	Second Quarter of 2018(1)	Octopus	(3)	n/a

(1)	Expected charter commencement.
(2)	Charter is for up to 20 years, but includes options for SPEC to reduce the term to ten or fifteen years.
(3)	Charter is for a period of 20 years. The contract is subject to Octopus completing financing and obtaining environmental approvals.

If Höegh LNG secures a charter of five or more years for one additional newbuilding FSRU, Hull no. 2552, that is also currently being constructed by HHI and is scheduled for delivery to Höegh LNG from the shipyard in mid-2017, we will have the right to purchase the FSRU from Höegh LNG following acceptance by the charterer pursuant to the omnibus agreement, subject to reaching an agreement with Höegh LNG regarding the purchase price. Hull no. 2552 will have storage capacity of 170,000 cbm of LNG and a maximum send-out capacity of 750 MMscf/d of regasified LNG.

Technical Specifications

Each FSRU in our fleet, as well as the Independence the Höegh Grace, Hull no. 2865 and Hull no. 2552, has or will have the following onboard equipment for the vaporization of LNG and delivery of high-pressure natural gas:

•	High-Pressure Cryogenic Pumps. Each FSRU has, or will have upon delivery from the shipyard, high-pressure cryogenic pumps, which pressurize the LNG prior to vaporization.

•	Vaporizers. Each FSRU has, or will have upon delivery from the shipyard, vaporizers, which convert the LNG back to vaporous natural gas using heat generated by either steam boilers or seawater.

•	Dual-Fuel Diesel Electric Propulsion Plant. Each FSRU has, or will have upon delivery from the shipyard, a dual-fuel diesel electric propulsion plant, which provides the power for the vessel’s regasification, propulsion and utility systems.

•	Mooring System. Each of the GDF Suez Neptune and the GDF Suez Cape Ann is equipped with a submerged turret loading (“STL”) offshore mooring system and can also be moored to a jetty. The PGN FSRU Lampung is equipped for mooring to a tower yoke. The Independence, the Höegh Gallant, the Höegh Grace, Hull no. 2865 and Hull no. 2552 are or will be equipped for quay-side mooring.

•	Gas Export System. The PGN FSRU Lampung has an export pipeline on her bow, which is connected via jumper hoses to the tower yoke. The Independence, the Höegh Gallant, the Höegh Grace, Hull no. 2865 and Hull no. 2552 have or will have a high-pressure manifold on the side, to connect to the loading arms on the purpose-built jetties. The GDF Suez Cape Ann and GDF Suez Neptune have an STL buoy system, but have also been retrofitted with high-pressure gas manifold on the side, which can be connected to loading arms on a jetty.

Each of the Independence the Höegh Grace, Hull no. 2865 and Hull no. 2552 is or will be equipped with the same reinforced membrane-type cargo containment system as our current fleet.

Each of the GDF Suez Neptune and the GDF Suez Cape Ann has a closed-loop regasification system, where heat for vaporization is generated by steam boilers. The PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace have open-loop regasification systems, where heat for vaporization is generated by pumping sea water. The Independence and Hull no. 2865 are equipped to operate using a regasification system that is closed-loop, open-loop or a combination of closed-loop and open-loop, i.e. any mix of seawater and steam heating. Hull no. 2552 will have an open loop regasification system but will be prepared for retrofitting with a closed and combined loop system.

Each of the GDF Suez Neptune, the GDF Suez Cape Ann, the Höegh Gallant, the Independence, the Höegh Grace, Hull no. 2865 and Hull no. 2552 is or will be capable of operating as a conventional LNG carrier.

Customers

For the year ended December 31, 2015, total revenues in the consolidated and combined carve-out statements of income are from EgyptCo and PGN LNG. EgyptCo, a subsidiary of Höegh LNG, has a charter with EGAS. PGN LNG is a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk, an Indonesian publicly listed, government-controlled, gas and energy company that constructs gas pipelines and infrastructure and distributes and transmits natural gas to industrial, commercial and household users. For the years ended December 31, 2014 and 2013, total revenues in the consolidated and combined carve-out statements of income are from PGN LNG. GDF Suez accounted for 100% of our joint ventures’ time charter revenues for the years ended December 31, 2015, 2014 and 2013. GDF Suez is a subsidiary of ENGIE, a French publicly listed, government-backed, electric utility company.

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

Hire Rate

Under the GDF Suez Neptune time charter, hire is payable to the vessel owner monthly, in advance in U.S. Dollars. The hire rate under the GDF Suez Neptune time charter consists of three cost components:

•	Fixed Element. The fixed element is a fixed per day fee providing for ownership costs and all remuneration due to the vessel owner for use of the vessel and the provision of time charter services.

•	Variable (Operating Cost) Element. The variable (operating cost) element is a fixed per day fee providing for the operating costs of the vessel, which consists of (i) a cost pass-through sub-element, which covers the crew (excluding the extra cost associated with a U.S. crew requirement, which is invoiced separately), insurance, consumables, miscellaneous services, spares and damage deductible costs and is subject to annual adjustment and (ii) an indexed sub-element, which covers management and is subject to annual adjustment for changes in labor costs and the size of the fleet under management.

•	Optional (Capitalized Equipment Cost) Element. The optional (capitalized equipment cost) element consists of (i) costs associated with modifications to, changes in specifications of, structural changes in or new equipment for the vessel that become compulsory for the continued operation of the vessel by reason of new class requirements or national or international regulations coming into effect after the date of the time charter, subject to specified caps and (ii) costs associated with any new equipment or machinery that the owner and charterer have agreed should be capitalized. Such costs are distributed over the remaining term of the time charter.

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

GDF Suez Cape Ann Time Charter

Initial Term; Extensions

The GDF Suez Cape Ann time charter commenced upon acceptance of the vessel by the charterer in June 2010. The initial term of the GDF Suez Cape Ann time charter is 20 years. GDF Suez has the option to extend the time charter for up to two additional periods of five years each. Since November 2013, the GDF Suez Cape Ann has been operating as an FSRU pursuant to a subcharter between GDF Suez and CNOOC Tianjin LNG Limited Company (“CNOOC TLNG”) and will do so until November 2016, with the possibility of an extended term.

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

PGN FSRU Lampung Time Charter

Under a lease, operation and maintenance agreement, which we refer to as a time charter, we provide to PGN LNG the services of the PGN FSRU Lampung, which is moored at the Mooring owned by PGN LNG and located approximately 16 kilometers off the shore of Labuhan Maringgai at the southeast coast of Sumatra, Indonesia. Also under the time charter, we operate and maintain the Mooring.

Initial Term; Extensions

The long-term time charter for the PGN FSRU Lampung with PGN LNG has an initial term of 20 years from the acceptance date of October 30, 2014. The time charter hire payments began July 21, 2014 when the project was ready to begin commissioning. At any time on or before 17 years and 183 days after acceptance, PGN LNG may exercise its option to extend the time charter for either five or 10 years. If the term is extended for five years pursuant to such option, at any time on or before the date that is 22 years and 183 days after acceptance, PGN LNG may exercise its option to extend the time charter for a subsequent five years.

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

Hire Rate

Under the PGN FSRU Lampung time charter, hire is payable to the vessel owner monthly, in arrears in U.S. Dollars. The hire rate under the PGN FSRU Lampung time charter consists of three cost components:

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

If PGN LNG exercises an option to extend the PGN FSRU Lampung time charter beyond its initial term, the hire rate will be determined as set forth above, provided that the capital element will be increased by 50% and the operating and maintenance element will equal cost pass-through.

The hire rate is subject to adjustment if any change in Indonesian law or tax occurs that alters the vessel owner’s performance of the time charter or the charterer requires the vessel owner to lay-up the vessel.

Furthermore, the hire rate is subject to deduction by the charterer for sums due in respect of the vessel owner’s failure to satisfy the performance warranties or if, as a result of an event of force majeure and subject to specified exceptions, the regasification flow rate is less than that required to meet the quantity nominated. However, any deduction for the vessel owner’s failure to satisfy the performance warranties may not exceed the aggregate of the capital element and the operating and maintenance element for that day; provided, that such cap does not apply to the vessel owner’s failure to satisfy specified fuel consumption or boil-off warranties.

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

Termination

Under the PGN FSRU Lampung time charter, the charterer is entitled to terminate the time charter for the following reasons:

·	if, due to one of several specified events of force majeure (“Lampung Nongovernmental Force Majeure”) that results in physical damage to the vessel or the Mooring in respect of which insurance proceeds are payable under the loss of hire insurance and hull and machinery insurance (“Lampung Vessel Force Majeure”), the vessel owner is unable to comply with nominations for a specified number of days;

·	if, due to an event of force majeure that is not Lampung Nongovernmental Force Majeure or Lampung Vessel Force Majeure (“Lampung Other Force Majeure”), the vessel owner is unable to comply with nominations for a specified number of days; or

·	if there has been an event of force majeure caused by the Indonesian government (“Lampung Governmental Force Majeure”) during a specified number of days.

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

Purchase Option

PGN LNG was granted an option to purchase the PGN FSRU Lampung at specified prices based upon the year in which the option is exercised. Such option to purchase may be exercised commencing in June 2018; however, it may not be exercised if either of the charter extension options has expired without exercise. The option is exercisable upon PGN LNG giving us notice specifying the time and date of delivery, which must be after the third anniversary of the date of delivery. The option to purchase survives termination of the time charter. While we currently believe that it is unlikely that the purchase option will be exercised and we believe that the compensation we would receive upon any exercise by PGN LNG of its purchase option would adequately compensate us for the loss of the PGN FSRU Lampung, there can be no assurance that any proceeds payable to us upon exercise of the option would adequately compensate us for the loss of the PGN FSRU Lampung. If PGN LNG exercises its option to purchase the PGN FSRU Lampung, we will attempt to acquire a replacement vessel with the proceeds from such exercise. However, we may be unable to acquire a suitable replacement vessel, because, among other things that are beyond our control, there may be no replacement vessels that are readily available for purchase at a price that is equal to or less than the proceeds from the option exercise and on terms acceptable to us, or the purchase price of a replacement vessel at the time we identify such replacement vessel may be greater than the proceeds we receive from the exercise of the option. In addition, the hire rate of any replacement vessel we are able to acquire may be lower than the hire rate under the charter. Our inability to find a suitable replacement vessel or the chartering of a replacement vessel at a lower hire rate would have a material adverse effect on our cash flow and on our ability to make cash distributions to our unitholders. Please read “Item 3.D. Risk Factors—Risks Inherent in Our Business—PGN LNG has the option to purchase the PGN FSRU Lampung beginning June 2018. If PGN LNG exercises this option, it could have a material adverse effect on our operating cash flows and our ability to make cash distributions to our unitholders.”

Guarantee

Pursuant to the PGN FSRU Lampung time charter, Höegh LNG guarantees the due and proper performance by PT Höegh of all its obligations and liabilities under the time charter.

Höegh Gallant Time Charter

Term

The Höegh Gallant lease and maintenance agreement (the “Höegh Gallant time charter”) commenced in April 2015. The term of the Höegh Gallant time charter is 5 years.

Performance Standards

Under the Höegh Gallant time charter, the vessel owner undertakes to maintain the vessel in accordance with international standards, provide a suitably qualified marine crew and comply with applicable laws, rules and regulation at all times during the term of the time charter.

Hire Rate

Under the Höegh Gallant time charter, hire to the vessel owner is payable monthly, in arrears, with the rate denominated 90% in U.S. Dollars and 10% in EGP. The hire rate under the Höegh Gallant time charter has only one component, which is intended to cover remuneration due to the vessel owner for use of the vessel and the provision of time charter services as well as the operating and maintenance costs of the vessel, including manning costs, the cost of spare parts and any tax incurred.

The Höegh Gallant time charter does not have any pass-through provisions for drydocking expenses.

A price review of the hire rate may be conducted after three years, but a revised rate can only be implemented upon written agreement by both parties.

Höegh LNG guarantees the payment of hire by the charterer (EgyptCo) under the Höegh Gallant time charter but only to the extent that the failure of the charterer to pay such hire is caused by (a) the breach by EGAS of its obligation to pay hire under EgyptCo’s charter with EGAS (and the charterer is unable to draw upon EGAS’ performance guarantees) or (b) the certain force majeure events under the EGAS charter.

Expenses

The vessel owner is responsible for providing certain items and services, which include the crew; bunker fuel, drydocking, overhaul, maintenance and repairs; insurance; stores; necessary spare parts; communication expenses and fees paid to the classification societies, regulatory authorities and consultants. The hire rate is designed to cover these expenses except for when the vessel is off-hire. The charterer pays for port and light dues.

Off-hire

Under the Höegh Gallant time charter, the vessel generally will be deemed off-hire if she is not available for the charterer’s use due to, among other things:

•	drydocking or other repairs and maintenance;

•	any damage, defect, breakdown or deficiency to the vessel;

•	any deficiency of crew, stores, repairs, surveys, or similar cause preventing the working of the vessel;

•	any labor dispute, failure or inability of the officers or crew to perform the required services; or

•	any failure to comply with laws, regulations or operational practices at the site of the vessel operations.

In the event of off-hire, all hire will cease to be due or payable for the duration of off-hire. Except for force majeure events and a specified maintenance allowance period, the vessel owner will be obligated to indemnify the charterer (up to a specified cap) for losses suffered during off-hire, including loss of earnings and certain liquidated damages payable under the charterer’s charter with EGAS.

Ship Management and Maintenance

Under the Höegh Gallant time charter, the vessel owner is responsible for the technical management of the vessel, including engagement and provision of a qualified crew, maintaining the vessel, arranging supply of stores and equipment, periodic drydocking and ensuring compliance with applicable regulations, including licensing and certification requirements. The crew is provided to the vessel owner by Höegh Maritime Management pursuant to a secondment agreement. The remaining services are provided to the vessel owner by Höegh LNG Management pursuant to a ship management agreement.

Termination

Under the Höegh Gallant time charter, the vessel owner is entitled to terminate the time charter if the charterer fails to pay its hire, debts, becomes insolvent, enters into bankruptcy or liquidation or otherwise materially breaches the terms of the charter.

The charterer is entitled to terminate the time charter if (i) the vessel owner (a) fails to pay its debts or is otherwise insolvent, (b) enters into bankruptcy or liquidation, (c) fails to maintain insurance or classification or (d) is otherwise in material breach of the terms of the agreement or (ii) the vessel is unavailable for the charterer for a specified period of days in any contract year. Furthermore, following the expiration of the third year of the contract term, the charterer may request to meet with the vessel owner to seek mutual agreement on terms for early termination of the time charter. After attempting to take mitigating steps, both the vessel owner and the charterer have the right to terminate the time charter if war is declared at the vessel site. The time charter will terminate automatically if the vessel is lost, missing or a constructive or compromised total loss.

Indemnification

The charterer will indemnify the vessel owner for any damage or loss of property, death or personal injury of the charterer, its affiliates or their contractors (collectively, the “Charterer Indemnified Parties”) regardless of cause or whether or not the negligence, omission or default of the vessel owner, its affiliates or their contractors (collectively, the “Owner Indemnified Parties”) caused or contributed to the damages. The charter will indemnify the Owner Indemnified Parties for (i) all damage and harm to the environment, including damages for control remediation and clean up of all pollution arising from pollution, which originates from the property of any Charterer Indemnified Parties, regardless of fault or whether or not the negligence, omission or default of the Owner Indemnified Parties caused or contributed to the damages and (ii) losses caused by any non-compliance with sanctions as a consequence of the charterer's use of the vessel.

The vessel owner will indemnify the charterer for any damage or loss of the vessel and of its property and any cargo on board, and any death or personal injury of the Owner Indemnified Parties regardless of cause or whether or not the negligence, omission or default of the Charterer Indemnified Parties caused or contributed to the damages. The vessel owner will indemnify the Charterer Indemnified Parties for all damage and harm to the environment, including damages for control remediation and clean up of all pollution arising from pollution, which originates from the vessel, regardless of fault or whether or not the negligence, omission or default of the Charterer Indemnified Parties caused or contributed to the damages.

Each of the vessel owner and the charterer will indemnify the other party for any loss, damage to any property or injury or death arising out of the time charter suffered by any third party, for which the vessel owner or charterer, as applicable, is responsible.

Shareholder Agreements

We hold our interests in two vessels in our fleet through the following joint ventures:

·	SRV Joint Gas Ltd. (owner of the GDF Suez Neptune ), a limited liability company incorporated under the laws of the Cayman Islands, 50% of the equity interests of which are owned by our operating company, 48.5% of which are owned by MOL, and 1.5% of which are owned by TLT; and

·	SRV Joint Gas Two Ltd. (owner of the GDF Suez Cape Ann ), a limited liability company incorporated under the laws of the Cayman Islands, 50% of the equity interests of which are owned by our operating company, 48.5% of which are owned by MOL and 1.5% of which are owned by TLT.

We also own a 100% equity interest in Höegh LNG Lampung Pte. Ltd., which owns a 49% equity interest in PT Höegh LNG Lampung (the owner of the PGN FSRU Lampung). PT Bahtera, an Indonesian company established in February 2013, owns the remaining 51% equity interest in PT Höegh in order to comply with local Indonesian regulations. However, pursuant to the shareholders’ agreement between Höegh Lampung and PT Bahtera and the PT Höegh shareholder loan described under “—PT Höegh Shareholders’ Agreement,” we have a 100% economic interest in the PGN FSRU Lampung.

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

Additionally, certain matters relating to our joint venture partners require the unanimous approval of the board of directors of the applicable SRV Joint Gas joint venture, including:

·	agreement of any form of time charter to be entered into by such SRV Joint Gas joint venture and any material amendment to such time charter;

·	agreement of any form of ship management agreement to be entered into by such SRV Joint Gas joint venture;

·	agreement of the terms of any financing of the GDF Suez Neptune or the GDF Suez Cape Ann, as applicable, or any other financing exceeding $5,000,000;

·	investments exceeding $2,500,000 for an SRV Joint Gas joint venture or $5,000,000 for both SRV Joint Gas joint ventures;

·	amendment or change of the articles of association, business or composition of the board of directors of such SRV Joint Gas joint venture;

·	issuance of, or granting of options or rights to subscribe for, shares in such SRV Joint Gas joint venture, issuance of loan capital or convertible securities of such SRV Joint Gas joint venture, alteration of the share capital of such SRV Joint Gas joint venture or formation of any subsidiary;

·	granting any security over shares of such SRV Joint Gas joint venture other than in accordance with the applicable security documents;

·	acquisition of other companies;

·	entering into joint ventures and other long-term cooperation with third parties;

·	taking any action in respect of a significant contractual dispute, including commencement and defending any action or settling any dispute; and

·	sale of the GDF Suez Neptune or the GDF Suez Cape Ann.

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

PT Höegh Shareholders’ Agreement

We own a 100% equity interest in Höegh Lampung, which owns a 49% equity interest in PT Höegh (the owner of the PGN FSRU Lampung). PT Bahtera, an Indonesian company established in February 2013, owns the remaining 51% equity interest in PT Höegh in order to comply with local Indonesian regulations. However, pursuant the Shareholders’ Agreement, dated March 13, 2013, between Höegh Lampung and PT Bahtera (“the PT Höegh shareholders’ agreement”) and the PT Höegh shareholder loan, we have a 100% economic interest in the PGN FSRU Lampung.

The board of directors of PT Höegh manages PT Höegh, whereas the board of commissioners of PT Höegh supervise the operation and management of PT Höegh. Both such board of directors and board of commissioners must consist of between three and five members. Furthermore, Höegh Lampung may appoint three members to each, whereas PT Bahtera may appoint one member. A majority of present members of the board of directors or the board of commissioners, respectively, is required to pass any resolution.

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

When deadlock (as defined below) occurs, Höegh Lampung has the right to provide notice to, and subsequently confer with, PT Bahtera to resolve the matters giving rise to deadlock. Deadlock occurs under the PT Höegh shareholders’ agreement if (i) a quorum is not present at a meeting of the board of directors of PT Höegh, the board of commissioners of PT Höegh or the shareholders as a result of the absence of PT Bahtera or (ii) any resolution proposed at a meeting of the board of directors of PT Höegh, the board of commissioners of PT Höegh and/or the shareholders of PT Höegh is approved by the directors appointed by Höegh Lampung, the commissioners appointed by Höegh Lampung or Höegh Lampung, as applicable, but is not passed.

The board of directors of PT Höegh is responsible for determining the amount of profits to be distributed each financial year. Once this determination is made, and prior to distributing net cash flow, the shares of Höegh Lampung are entitled to 65% of all dividends and distributions, and the shares of PT Bahtera are entitled to 35% of all dividends and distributions.

Höegh Lampung may transfer its shares in PT Höegh to anyone, subject only to the requirement that, upon the request of PT Bahtera, Höegh Lampung procures from the same transferee or an Indonesian entity an offer to purchase PT Bahtera’s shares. Conversely, PT Bahtera may transfer its shares only to an affiliate it wholly owns and only if both Höegh Lampung and any applicable lenders consent to the transfer.

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

Additionally, in association with the PT Höegh shareholders’ agreement, PT Imeco Inter Sarana has guaranteed the performance and obligations of PT Bahtera. Furthermore, pursuant to the PT Höegh shareholders’ agreement, Höegh Lampung indemnifies PT Bahtera against liabilities it may suffer as a result of a breach of statutory duty or infringement of laws committed by PT Höegh, a failure by PT Höegh to pay tax, a dispute, litigation or arbitration relating to PT Höegh and all costs, losses, liabilities and claims relating to the PGN FSRU Lampung as a result of environmental damage.

The PT Höegh shareholders’ agreement terminates when:

·	all of the shareholders agree in writing that the agreement should be terminated;

·	all of the issued shares in PT Höegh become directly or indirectly owned by the same person; or

·	Höegh Lampung requires the other shareholders to dissolve PT Höegh. PT Imeco Inter Sarana has guaranteed the obligations of PT Bahtera under the equity loan agreement pursuant to a deed of guarantee and indemnity.

PT Höegh Shareholder Loan

PT Bahtera, as borrower, entered into an equity loan agreement with Höegh Lampung, as lender, the proceeds of which were used to purchase PT Bahtera’s 51% interest in PT Höegh. In connection with this loan, as security, PT Bahtera collaterally assigned its equity interest and any dividends it may receive from PT Höegh to Höegh Lampung for as long as amounts remain outstanding. As a result of the above and the PT Höegh shareholders’ agreement, we will be entitled to all of the net cash flows from PT Höegh, after the payment of management, agency and local representation fees.

Employees

Other than our Chief Executive Officer and Chief Financial Officer, we do not have any direct employees and rely on the key employees of Höegh Norway and Leif Höegh UK who perform services for us pursuant to the administrative services agreements. Höegh Norway and Höegh LNG Management also provide commercial and technical management services to our fleet pursuant to ship management agreements, the Gallant management agreement, a sub-technical support agreement and commercial and administration management agreements. Höegh Maritime Management also provides crew pursuant to a secondment agreement. Please read “—Maritime Personnel and Competence Development” and “Item 6.A. Directors and Senior Management.”

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

Höegh LNG assists the vessel owners in managing ship operations and maintaining a technical department to monitor and audit ship manager operations. Höegh LNG hold its certifications for and works to the standards of ISO 9001 on Quality Management, ISO 14001 on Environmental Management and OHSAS 18001 Occupational Health and Safety Advisory Services. Additionally, Höegh LNG hold all compliance documents and permits needed to manage and operate LNG carriers and FSRUs. Through Det Norske Veritas GL, Höegh LNG Management has obtained approval of its safety management systems as being in compliance with the ISM Code, on behalf of the appropriate flag state for the vessels in our fleet, which are flagged in Norway and Indonesia. Our vessels’ safety management certificates are being maintained through ongoing internal audits performed by Höegh LNG Management and through intermediate audits performed by the flag states or recognized classification societies on its behalf. To supplement our operational experience, Höegh LNG provides expertise in various functions critical to our operations. This affords an efficient and cost-effective operation and, pursuant to commercial and administration management agreements with Höegh Norway and a technical information and services agreement with Höegh Norway, access to accounting, finance and cash management, legal, commercial insurance and general office administration and secretarial services. Critical ship management or technical support functions that will be provided by Höegh LNG Management through its various offices around the world include:

·	technical management, maintenance and drydocking;

·	crew management;

·	procurement, purchasing and forwarding logistics;

·	marine operations;

·	oil major and terminal vetting compliance;

·	shipyard supervision;

·	insurance; and

·	financial services.

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

Maritime Personnel and Competence Development

As of December 31, 2015, entities in the Höegh LNG group employed 494 maritime personnel who serve on our and Höegh LNG’s vessels. The Scandinavian employees are employed by Höegh LNG Management and non-Norwegian/Scandinavian employees, except Indonesian seafarers, are employed by Höegh Maritime Management. The Indonesian seafarers are employed by PT Höegh. Höegh LNG Management and Höegh Maritime Management will employ and train additional maritime personnel to assist us as we grow. Höegh LNG Management, the ISM-certified company, provides technical management services, including all necessary maritime personnel-related services, to the vessel owners pursuant to the ship management agreements. Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Support Agreement.”

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

We have obtained hull and machinery insurance on all our vessels against marine risks, which include the risks of damage to our vessels, including claims arising from collisions with other vessels or contact with jetties or wharves, salvage or towing costs and also insure against actual or constructive total loss of any of our vessels. However, our insurance policies contain deductible amounts for which we will be responsible.

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

We have war risk insurance for all our vessels cover standard hull and machinery, protection and indemnity and loss of hire, if the event causing the damage is a war peril. In addition, war risk insurance will also compensate the owner for the total loss of the ship caused by intervention of a foreign state power, or if the ship is prevented from leaving a port or a similar limited area.

Our current protection and indemnity insurance coverage is limited to $3.08 billion for all liabilities, except for pollution, which is limited to $1 billion per vessel per incident. We are a member of the Gard P&I Club, which is one of the 13 P&I clubs that comprises the International Group. Members of the International Group insure approximately 90% of the world’s commercial tonnage, and they have entered into a pooling agreement to reinsure each P&I club’s liabilities. P&I clubs provide the basic layer of insurance, which is currently $10 million. For members of the International Group, the International Group provides the next layer of insurance, covering liability between $10 million and $30 million. For liabilities above $30 million, the International Group has one of the world’s largest reinsurance contracts, with the maximum liability per accident or occurrence currently set at $3 billion. As a member of the Gard P&I Club, we are subject to a call for additional premiums based on the clubs’ claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I club has reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

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

International Maritime Regulations of FSRUs and LNG Carriers

The IMO is the United Nations’ agency that provides international regulations governing shipping and international maritime trade. The requirements contained in the International Safety Management Code (“ISM Code”) promulgated by the IMO govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Höegh LNG Management holds a Document of Compliance under the ISM Code for operation of the GDF Suez Neptune and the GDF Suez Cape Ann, and PT Höegh holds a Document of Compliance under the ISM Code for operation of the PGN FSRU Lampung. All Documents of Compliance meet the standards set by the IMO.

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

On July 1, 2010, amendments proposed by the United States, Norway and other IMO member states to Annex VI took effect that require progressively stricter limitations on sulfur emissions from ships. As of January 1, 2012, fuel used to power ships may not contain more than 3.5% sulfur, with this cap decreasing over time. For fuels used in Emission Control Areas (“ECAs”), the cap settled at 1% in January 2015. For fuels used in all seas, the cap will settle at 0.5% on January 1, 2020. The European Directive 2005/33/EU, which came into effect January 1, 2010, bans the use of fuel oils containing more than 0.1% sulfur by mass by any merchant vessel while at berth in any European Union country. The European Commission continues to review directive 2005/33/EU after adopting a proposal to amend it to bring it into alignment with the latest IMO provisions on the sulfur content of marine fuels. Annex VI Regulation 14, which came into effect on January 1, 2015, set the same 0.1% sulfur limit in the Baltic Sea, North Sea, North America, and United States Caribbean Sea ECAs. Our FSRUs have achieved compliance through use of gas boil-off and low sulfur marine diesel oil in their diesel generators and boilers. The amendments also establish new stringent standards for emissions of nitrogen oxides from new marine engines, depending on their date of installation.

Pursuant to further amendments adopted in April 2014, the Tier III Annex VI requirements for nitrogen oxides will apply to certain newbuild vessels with marine diesel engines that are constructed on or after January 1, 2016, and that operate in the North American or United States Caribbean Sea ECAs.

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

Ballast Water Management Convention

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with a requirement for treatment. The BWM Convention will not become effective until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. Though this standard has not been met, the IMO has passed a resolution encouraging the ratification of the BWM Convention and calling upon those countries that have already ratified to encourage the installation of ballast water management systems (“BWMS”) on new ships. As referenced below, the U.S. Coast Guard issued new ballast water management rules on March 23, 2012, and the U.S. Environmental Protection Agency (the “EPA”) issued a new Vessel General Permit in March 2013 that contains numeric technology-based ballast water effluent limitations that will apply to certain commercial vessels with ballast water tanks. Under the requirements of the BWM Convention for units with ballast water capacity more than 5,000 cbm that were constructed in 2011 or before, ballast water management exchange or treatment will be accepted until 2016. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. Once the convention has been ratified, installation of approved ballast water treatment systems will be required on the GDF Suez Neptune and the GDF Suez Cape Ann at the first drydocking after January 1, 2016. Given that ballast water treatment technologies are still at the developmental stage, at this time the additional costs of complying with these rules are unclear, but current estimates suggest that additional costs are not likely to be material.

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

Compliance Enforcement

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

As of January 2016, auditing of flag states that are parties to the SOLAS convention is mandatory and will be conducted under the IMO Instruments Implementation Code (III Code), which provides guidance on implementation and enforcement of IMO policies by flag states. These audits may lead the various flag states to be more aggressive in their enforcement, which may in turn lead us to incur additional costs.

Criminal sanctions including fines and penalties and possible charges against company employees are possible under the laws of various countries. For instance, the European Union directive on ship source pollution imposes criminal sanctions for intentional, reckless or negligent pollution discharges by ships. Implementing laws in the EU could result in criminal liability for pollution from vessels in waters of European countries that adopt implementation legislation. Criminal liability for pollution may result in substantial penalties or fines and increased civil liability claims. Similar consequences are possible for spills in other countries that have enacted similar laws.

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

Oil Pollution Act and CERCLA

OPA 90 established an extensive regulatory and liability regime for environmental protection and clean-up of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the 200 nautical mile exclusive economic zone of the United States. CERCLA applies to the discharge of hazardous substances whether on land or at sea. While OPA 90 and CERCLA would not apply to the discharge of LNG, they may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

·	natural resource damages and related assessment costs;

·	real and personal property damages;

·	net loss of taxes, royalties, rents, profits or earnings capacity;

·	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

·	loss of subsistence use of natural resources.

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

On June 20, 2012, the final rule issued by the U.S. Coast Guard establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of U.S. Coast Guard-approved BWMS went into effect. The final rule adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in the BWM Convention. The final rule requires that ballast water discharge have fewer than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge must have fewer than 10 living organisms per cbm of discharge. The rule requires installation of U.S. Coast-Guard approved BWMs by new vessels constructed on or after December 1, 2013 and existing vessels as of their first drydocking after January 1, 2016. If U.S. Coast Guard-type approved technologies are not available by a vessel’s compliance date, the vessel may request an extension to the deadline from the U.S. Coast Guard. The U.S. Coast Guard expects to review the practicability of implementing a more stringent ballast water discharge standard.

U.S. Clean Air Act

The U.S. Clean Air Act of 1970, as amended, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI. The emission standards apply in two stages: near-term standards for newly-built engines apply to engines installed beginning on January 1, 2011, and long-term standards requiring an 80% reduction in nitrogen dioxides apply to engines installed beginning on January 1, 2016. Aligned with the Annex VI Regulation 14 requirements, beginning in January 2015, the EPA emission standards also limit sulfur content in fuel used in Category 3 marine vessels operating in the North America ECA to 1,000 ppm (or 0.1% sulfur by mass). Compliance with these standards may cause us to incur costs to install control equipment on our vessels in the future.

Regulation of Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. Currently, the emissions of greenhouse gases from international transport are not subject to the Kyoto Protocol. The Paris Agreement, which was announced by the Parties to the United Nations Framework Convention on Climate Change in December 2015, similarly does not cover international shipping. However, to the extent that individual countries increase their regulation of domestic greenhouse gas emissions as a result of the Paris Agreement, we may experience increased regulation of greenhouse gas emissions resulting from regasification activities. Further, the IMO has subsequently reaffirmed its strong commitment to work to address greenhouse gas emissions from ships engaged in international trade. The IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The European Commission is pursuing a strategy to integrate maritime emissions into the overall European Union strategy to reduce greenhouse gas emissions. In accordance with this strategy, in April 2015 the European Parliament and Council adopted regulations requiring large vessels using European Union ports to monitor, report and verify their carbon dioxide emissions beginning in January 2018.

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

Indonesia Environmental Regulation of FSRUs

In Indonesia, the environmental requirements of downstream business activity for the gas industry are regulated and supervised by the Government of Indonesia and controlled through business and technical licenses issued by the Minister of Energy and Mineral Resources and BPH Migas, the regulatory agency for downstream oil and gas activity. Under Law 22, the Government of Indonesia has the exclusive rights to gas exploitation and activities carried out by private entities based on government-issued licenses. Companies engaging in downstream activities must comply with environmental management and occupational health and safety provisions related to operations. This includes obtaining environmental licenses and conducting environmental monitoring and reporting for activities that may have an impact on the environment such as the environmental impact assessment required under Law No. 32 of 2009 regarding Environmental Protection and Management. Failure to comply with these laws and obtain the necessary business and technical licenses may subject us to sanctions including suspension and/or freezing of the business and responsibility for all damages arising from any violation. We believe we are currently in compliance with these laws and hold all applicable licenses. However, these laws are subject to change, and we cannot predict any future changes in the regulatory environment, which could result in increased costs to our business.

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

Egyptian Environmental Regulation of FSRUs

The Egyptian Authority for Maritime Safety regulates vessels in the national waters of Egypt, including the Höegh Gallant. Emissions associated with the operation of the vessel may also be regulated by other agencies. To the extent that a change in law in Egypt (other than future laws requiring changes to the structure, machinery, boilers, appurtenances or spare parts of the Höegh Gallant) has an identifiable financial impact on the economics of the Höegh Gallant time charter, the terms of the time charter require the owner and charterer to meet to discuss in good faith and agree upon the necessary actions and changes to offset such impact.

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

Taxation of the Partnership

The following are discussions of the material tax considerations applicable to us under U.S., United Kingdom, Marshall Islands, Norway, Singapore, Indonesia, Cyprus and Egypt law, respectively. This discussion is based upon provisions of the applicable tax law as in effect on the date of this Annual Report, regulations and current administrative rulings and court decisions, all of which are subject to change or differing interpretation, possibly with retroactive effect. Changes in these authorities or their interpretation may cause the tax consequences to vary substantially from the consequences described below.

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

Taxation of Operating Income

Substantially all of our gross income is attributable, and we expect it will continue to be attributable, to the transportation, regasification and storage of LNG. Gross income generated from regasification and storage of LNG outside of the United States generally is not subject to U.S. federal income tax, and gross income generated from such activities in the United States generally is subject to U.S. federal income tax on a net basis plus a branch profits tax. Gross income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States (“U.S. Source International Transportation Income”) is considered to be 50.0% derived from sources within the United States and may be subject to U.S. federal income tax on a gross basis as described below. Gross income attributable to transportation that both begins and ends in the United States (“U.S. Source Domestic Transportation Income”) is considered to be 100.0% derived from sources within the United States and generally is subject to U.S. federal income tax on a net basis plus a branch profits tax. Gross income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100.0% derived from sources outside the United States and generally is not subject to U.S. federal income tax.

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

We qualify for the Section 883 Exemption for a particular taxable year if, among other things, we meet the following three requirements:

·	we are organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States with respect to the types of U.S. Source International Transportation Income that we earn (an “Equivalent Exemption”);

·	we satisfy the Publicly Traded Test (as described below) or the Qualified Shareholder Stock Ownership Test (as described below); and

·	we meet certain substantiation, reporting and other requirements.

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

As set forth above, as an alternative to satisfying the Publicly Traded Test, a non-U.S. corporation may qualify for the Section 883 Exemption by satisfying the Qualified Shareholder Stock Ownership Test. A corporation generally will satisfy the Qualified Shareholder Stock Ownership Test if more than 50.0% of the value of its outstanding equity interests is owned, or treated as owned after applying certain attribution rules, for at least half of the number of days in the taxable year by:

·	individual residents of jurisdictions that grant an Equivalent Exemption;

·	non-U.S. corporations organized in jurisdictions that grant an Equivalent Exemption and that meet the Publicly Traded Test; or

·	certain other qualified persons described in the Section 883 Regulations (which we refer to collectively as Qualified Shareholders).

We believe that we currently satisfy all of the requirements for the Section 883 Exemption, and we expect that we will continue to satisfy such requirements for all future taxable years. First, we are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption with respect to the type of U.S. Source International Transportation Income we earn and are expected to earn in the future. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our joint ventures and subsidiaries) should be exempt from U.S. federal income taxation provided we meet either the Publicly Traded Test or the Qualified Shareholder Stock Ownership Test and we satisfy certain substantiation, reporting and other requirements.

Our common units are traded only on the New York Stock Exchange, which is considered to be an established securities market. Although the matter is not free from doubt, based upon our current and expected cash flow and distributions on our outstanding equity interests, we believe that our common units represent more than 50.0% of the total value of all of our outstanding equity interests and therefore our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test.

In addition, we believe that we satisfied the listing and trading volume requirements described previously for 2014 and 2015 and we expect that we will continue to satisfy such requirements for all future taxable years. Further, our partnership agreement provides that any person or group that beneficially owns more than 4.9% of any class of our units then outstanding generally will be treated as owning only 4.9% of such units for purposes of voting for directors. There can be no assurance that this limitation will be effective to eliminate the possibility that we will have any 5.0% unitholders for purposes of the Closely Held Block Exception. Nevertheless, we believe that our common units have not lost eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception based upon the current ownership of our common units. Thus, although the matter is not free from doubt and is based upon our belief and expectations regarding our satisfaction of the factual requirements described above, we believe that we satisfied the Publicly Traded Test for 2014 and 2015, and we expect that we will satisfy the Publicly Traded Test for the current and all future taxable years.

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

The Net Basis Tax and Branch Profits Tax

If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income would be treated as effectively connected with the conduct of a trade or business in the United States (“Effectively Connected Income”) if we have a fixed place of business in the United States involved in the earning of U.S. Source International Transportation Income and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of vessel leasing income, is attributable to a fixed place of business in the United States. In addition, if we earn income from regasification or storage of LNG within the territorial seas of the United States, such income would be treated as Effectively Connected Income. Based on our current operations, substantially all of our potential U.S. Source International Transportation Income is not attributable to regularly scheduled transportation or is received pursuant to vessel leasing, and none of our regasification or storage activities occur within the territorial seas of the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income or income earned from regasification or storage will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or vessel leasing attributable to a fixed place of business in the United States (or earn income from regasification or storage activities within the territorial seas of the United States) in the future, which would result in such income being treated as Effectively Connected Income.

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

Taxation of United Kingdom Incorporated Subsidiaries.

Höegh UK is incorporated in the UK and we anticipate will be centrally managed and controlled in the United Kingdom and therefore will be regarded for the purposes of United Kingdom tax as being resident in the United Kingdom and liable to United Kingdom corporation tax on its worldwide income and chargeable gains. As of December 31, 2015, the generally applicable rate of United Kingdom corporation tax was 20.0%. Höegh UK (and any other UK resident subsidiaries which we acquire) will generally be liable to tax at this rate on their income, profits and gains after deducting expenses incurred wholly and exclusively for the purposes of the business being undertaken. There is currently no United Kingdom withholding tax on distributions made by UK resident companies (such as Höegh UK).

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

Indonesian Taxation

The following is a discussion of the material Indonesia tax consequences applicable to us. This discussion is based upon existing legislation and current Directorate General of Taxes of Indonesia (“DGT”) practice as of the date of this Annual Report. Changes in the existing legislation and current practice may cause the tax consequences to vary substantially from the consequences described below. The following discussion does not purport to be a comprehensive description of all of the Indonesia tax considerations applicable to us.

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

Taxation of Operating Income

PT Höegh’s main business activity in Indonesia is to provide the lease, operation, and maintenance of the PGN FSRU Lampung to PGN LNG. As PT Höegh was established in Indonesia, it is a resident taxpayer. Under Law No. 36 Year 2008 regarding Income Tax (“Income Tax Law” or “ITL”), PT Höegh is subject to Corporate Income Tax (“CIT”) of 25% on taxable income derived from the business activities performed. Therefore, any income generated by PT Höegh from PGN LNG in regards to the lease, operation, and maintenance of the PGN FSRU Lampung is subject to CIT of 25% (after deductions for allowable expenses in accordance with the ITL provisions). PT Höegh’s income would include any gain derived from the sale of the Mooring to PGN LNG which occurred in 2014, as governed by the time charter for the PGN FSRU Lampung.

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

The ITL taxes the world-wide income of Indonesian tax residents; however, we do not anticipate that PT Höegh will generate income outside of Indonesia.

Taxation of the Sale of the PGN FSRU Lampung to PGN LNG

PGN LNG was granted an option to purchase the PGN FSRU Lampung from PT Höegh at specified prices as set out in the time charter for PGN FSRU Lampung. Any gain arising from the sale of the FSRU (i.e. sales price less tax book value) will be subject to CIT at the rate of 25% to PT Höegh.

Withholding Taxes (“WHT”)

PT Höegh is required to withhold:

•	WHT under Article 23/26 of the ITL at the following rates:

•	2% on payments for rent (other than land and/or building), fees for technical, management and other services to another resident taxpayer;

•	15% on payments of dividends, interest and royalties to another resident taxpayer; and

•	20% (or a reduced tax treaty rate) on payments relating to services, dividends, interest and royalties to a non-resident taxpayer. The reduced tax treaty rate is also subject to the availability of the Certificate of Domicile of the counter party in the form prescribed by the Indonesian tax regulations.

•	WHT under Article 4(2) of the ITL at the rate of 10% for rent of land and/or buildings and at 3% to 6% on payments for construction services to another resident; and.

•	WHT under Article 15 of the ITL at the rate of 1.2% on payments related to domestic shipping services.

Salaries and wages paid to resident employees are subject to Employee Income Tax (“EIT”) under Article 21 of the ITL at progressive rates of maximum 30%. Salaries paid to non-resident employees are subject to EIT under Article 26 of the ITL at the rate of 20% from the gross salary amount. PT Höegh is required to withhold and remit EIT on monthly basis.

Value Added Tax (“VAT”)

Any fees charged by PT Höegh for services provided to PGN LNG are subject to VAT at 10%. Such VAT on revenue is called Output VAT. The Output VAT can be offset with the VAT that PT Höegh pays for the procurement of goods and/or services (“Input VAT”). If the Output VAT exceeds the Input VAT in a particular month, the balance is required to be settled by PT Höegh. However, if the Input VAT exceeds the Output VAT, the VAT overpayment can be carried forward to the following month or a refund can be requested at year end.

VAT of 10% would also be charged on the sale of the FSRU to PGN LNG, if applicable.

Debt to Equity Ratio Requirement

Under Minister of Finance (“MoF”) Regulation No. 169/PMK.010/2015 (“PMK-169”) Indonesian corporate taxpayers are subject to a limit in claiming financing costs as tax deduction where their debt to equity ratio exceeds 4:1. PMK 169 was effective from fiscal year 2016 onwards.

PMK 169 stipulates that debt shall include long-term debt, short-term debt and trade payables which bear interest. Equity includes all items recorded under the equity section of the balance sheet based on the prevailing accounting standards and interest-free loans from related parties.

In case the balance of equity is zero or negative, no financing costs of the taxpayer can be deducted. In case the actual ratio of the debt and equity exceeds 4:1 the deductible financing costs must be adjusted to an allowable amount based on the 4:1 ratio.

Certain industries, including the infrastructure industry, are exempted from the debt to equity ratio requirements. The infrastructure industry is not defined in PMK-169, however, additional guidance is expected to be provided from the DGT in the future. Therefore it is not currently certain whether PT Hoegh will be classified as part of the infrastructure industry and be exempted from the requirements.

Cyprus Taxation

The following is a discussion of the material Cyprus tax consequences applicable to us. This discussion is based upon existing legislation and current tax practice as of the date of this Annual Report. Changes in the existing legislation and current practice may cause the tax consequences to vary substantially from the consequences described below. The following discussion does not purport to be a comprehensive description of all of the Cyprus tax considerations applicable to us.

Taxation of profits and deduction for losses

Höegh Cyprus, acting through its Egypt Branch, provides a FSRU on a time charter to EgyptCo. The time charter activities are operated in the Egypt Branch.

Cyprus tax law exempts foreign branch profits from Cyprus corporate income tax, subject to certain exceptions. We have received a ruling from the Cyprus tax authorities confirming that this exemption applies for the profits in the Egypt Branch.

Any tax losses incurred by the Egypt Branch can be used as a deduction against the taxable income of Höegh Cyprus for the same year. Any unutilized branch tax losses can be carried forward. A claw-back applies for previous losses utilized in the year in which the Egypt Branch becomes profitable. Losses clawed back through taxation of equal profits are restricted to losses offset with profits/losses being carried forward and exclude expired losses (i.e. exclude losses which were carried forward but not offset with profits due to the lapse of the 5 year carry forward period from the date the losses were incurred).

WHT

Cyprus does not levy any withholding taxes on interest and dividend payments to non-Cyprus tax residents (whether legal persons or individuals). As such, dividends and interest payments made by Höegh Cyprus should not be subject to WHT.

VAT

Höegh Cyprus should not be subject to payable VAT on the time charter or on services sourced to the Egypt Branch. A ruling request has been submitted to the Cyprus tax authorities to confirm this point.

Egyptian Taxation

The following is a discussion of the material Egypt tax consequences applicable to us. This discussion is based upon existing legislation and current practice as of the date of this Annual Report. Changes in the existing legislation and current practice may cause the tax consequences to vary substantially from the consequences described below. The following discussion does not purport to be a comprehensive description of all of the Egypt tax considerations applicable to us.

Taxation of Höegh Cyprus in Egypt – CIT and free zone

The Egypt Branch is registered as a legal entity in Egypt in the Suez Public Free Zone. The Egypt Branch is subject to a 1% free zone fee on the revenues from activities permitted under its free zone license (e.g., the time charter hire paid by EgyptCo), but is exempt from CIT on profits from the same activities.

WHT

Profit repatriation from the Egypt Branch is exempt from WHT.

The Egypt Branch has not drawn down debt with maturity less than three years and, as such, interest payments are not subject to WHT.

Payments for services made to recipients that are not tax resident in Egypt are subject to 20% WHT, subject to reduction or elimination under applicable tax treaties.

Sales tax

As a free zone entity, the Egypt Branch is not subject to sales tax on the activities permitted under its free zone license and within the permitted location to operate (e.g., the time charter hire paid by EgyptCo and related acquired goods and services).

Exit taxation

The exit of the FSRU from Egypt after the end of the time charter would be considered a deemed sale of the FSRU for Egyptian tax purposes. The gains from the deemed sale would be subject to CIT (currently at 22.5%). The gain is calculated as the fair market value of the FSRU on the exit less the tax base value after deemed depreciation based on the assumption that it is considered as an asset.

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

A full list of our significant operating and vessel-owning subsidiaries is included in Exhibit 8.1.

D.	Property, Plant and Equipment

Other than the vessels in our fleet, we do not have any material property.

Item 4A.	Unresolved Staff Comment

Not applicable.

Item 5.	Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with “Item 3.A. Selected Financial Data” and “Item 4. Information on the Partnership” and the consolidated and combined carve-out financial statements and related notes of Höegh LNG Partners LP and the combined financial statements and related notes of our joint ventures owning the GDF Suez Neptune and the GDF Suez Cape Ann, each included elsewhere in this Annual Report. We account for our equity interests in our joint ventures owning the GDF Suez Neptune and the GDF Suez Cape Ann as equity method investments in our consolidated and combined carve-out financial statements. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. Such financial statements, including related notes thereto, have been prepared in accordance with US GAAP and are presented in U.S. Dollars.

The following discussion assumes that our business was operated as a separate entity prior to our IPO on August 12, 2014. The combined carve-out financial statements prior to our IPO have been carved out of the consolidated financial statements of Höegh LNG, which owned our interests in Höegh Lampung, PT Höegh (the owner of the PGN FSRU Lampung and the Mooring) and our joint ventures, SRV Joint Gas Ltd. (the owner of the GDF Suez Neptune) and SRV Joint Gas Two Ltd. (the owner the GDF Suez Cape Ann). Prior to the closing of the IPO, Höegh LNG contributed to us all of its equity interests in and promissory notes due to it from each of the entities owning the GDF Suez Neptune, the GDF Suez Cape Ann and the PGN FSRU Lampung (the “initial fleet”).The transfer was recorded at Höegh LNG’s consolidated book values, as converted to US GAAP.

Our financial position, results of operations and cash flows reflected in the consolidated and combined carve-out financial statements include all expenses allocable to our business, but may not be indicative of those that would have been achieved had we operated as a separate public entity for all periods presented or of future results.

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

On October 1, 2015, we purchased 100% of the shares of Höegh FSRU III, the entity that indirectly owns the FSRU Höegh Gallant, which we accounted for as the acquisition of a business. Accordingly, the results of this acquisition are included in our results of operations from October 1, 2015.

Our Fleet

Our fleet consists of interests in the following vessels:

·	a 50% interest in the GDF Suez Neptune, an FSRU built in 2009 that is currently operating under a time charter with GDF Suez, a subsidiary of ENGIE, a French publicly listed, government-backed, electric utility company, that expires in 2029, with an option to extend for up to two additional periods of five years each;

·	a 50% interest in the GDF Suez Cape Ann, an FSRU built in 2010 that is currently operating under a time charter with GDF Suez that expires in 2030, with an option to extend for up to two additional periods of five years each; and

·	a 100% economic interest in the PGN FSRU Lampung, an FSRU built in 2014 that is currently operating under a time charter with PGN LNG, a subsidiary of an Indonesian publicly listed, government-controlled, gas and energy company that constructs gas pipelines and infrastructure and distributes and transmits natural gas to industrial, commercial and household users, that expires in 2034, with options to extend either for an additional 10 years or for up to two additional periods of five years each; and

·	a 100% interest in the Höegh Gallant, an FSRU built in 2014 that is currently operating under a time charter with EgyptCo, a subsidiary of Höegh LNG, that expires in 2020. EgyptCo has a time charter agreement with EGAS that expires in 2020. In addition, we have an option agreement pursuant to which we have the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025.

For a description of our joint ventures and our shareholder agreements, please read “Item 4.B. Business Overview—Shareholder Agreements.”

Pursuant to the omnibus agreement we entered into with Höegh LNG at the time of the IPO (i) Höegh LNG is obligated to offer to us any FSRU or LNG carrier operating under a charter of five or more years and (ii) we have a right to purchase from Höegh LNG all or a portion of its interests in the FSRU Independence within 24 months after the acceptance of the vessel by her charterer, ABKN subject to reaching an agreement with Höegh LNG regarding the purchase price and other terms of the transaction and subject to the consent of ABKN.

Accordingly, we have, or may in the future have, the opportunity to acquire the FSRUs listed below:

•	On May 26, 2015, Höegh LNG signed a contract for a term of twenty years with Octopus to provide an FSRU to service for the Penco-Lirquén LNG import terminal to be located in Concepción Bay, Chile. The contract is subject to Octopus completing financing and obtaining necessary environmental approvals. Höegh LNG is expected to service the contract with Hull No. 2865 which is currently being constructed by HHI. The contract is expected to commence in the second quarter of 2018.

•	On November 1, 2014, Höegh LNG signed a contract for a minimum term of ten years with SPEC to provide an FSRU (the Höegh Grace) to service a new LNG import terminal in Colombia. The Höegh Grace was delivered by the shipyard in the first quarter of 2016, and its contract is expected to commence in the middle of 2016.

•	On December 5, 2014, the Independence began operating under its time charter with ABKN. The Partnership and Höegh LNG continue to pursue, but have not received, ABKN’s consent to the acquisition of the Independence by the Partnership.

In addition to the FSRU being constructed for Octopus, Höegh LNG has one additional FSRU (Hull No. 2552) on order which is scheduled to be delivered in mid-2017. This newbuilding has not yet been contracted.

We will have the right to purchase the Höegh Grace, Hull no. 2865 and, assuming a charter of five or more years is secured or assigned for Hull no. 2552, Hull no. 2552 from Höegh LNG upon acceptance of such vessels by their respective charterers pursuant to the terms of the omnibus agreement. However, there can be no assurance that we will acquire any vessels from Höegh LNG.

Our Charters

We and our joint ventures generate revenues by chartering our vessels under long-term time charters. As of December 31, 2015, the average remaining term of the time charters for the vessels in our fleet was approximately 14.1 years, excluding the exercise of any customer options, and 20.4 years, assuming the exercise of all customer options.

Under our time charters for the GDF Suez Neptune and the GDF Suez Cape Ann, the rate charged for the services of each vessel, which we call the “hire rate,” is paid monthly in advance. Under our time charters for the PGN FSRU Lampung and the Höegh Gallant, the hire rate is paid monthly in arrearsUnder certain time charters, hire payments may be reduced if the vessel does not perform to certain of her specifications, such as the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount.

Moreover, when a vessel is “off-hire”—or not available for service—the customer generally is not required to pay any hire rate, and the vessel owner is responsible for all costs. Prolonged off-hire may lead to termination of the time charter.

Under the time charters for the GDF Suez Neptune and the GDF Suez Cape Ann, the hire rate includes the following three cost components:

·	Fixed Element. The fixed element is a fixed per day fee providing for ownership costs and all remuneration due to the vessel owner for use of the vessel and the provision of time charter services.

·	Variable (Operating Cost) Element. The variable (operating cost) element is a fixed per day fee providing for the operating costs of the vessel, which consists of (i) a cost pass-through sub-element, which covers the crew, insurance, consumables, miscellaneous services, spares and damage deductible costs and is subject to annual adjustment and (ii) an indexed sub-element, which covers management and is subject to annual adjustment for changes in labor costs and the size of the fleet under management.

·	Optional (Capitalized Equipment Cost) Element. The optional (capitalized equipment cost) element consists of (i) costs associated with modifications to, changes in specifications of, structural changes in or new equipment for the vessel that become compulsory for the continued operation of the vessel by reason of new class requirements or national or international regulations coming into effect after the date of the time charter, subject to specified caps and (ii) costs associated with any new equipment or machinery that the owner and charterer have agreed should be capitalized. Such costs are distributed over the remaining term of the time charter.

Under the GDF Suez Neptune and GDF Suez Cape Ann time charters, a vessel generally will be deemed off-hire if she is not available for the charterer’s use for a specific amount of time due to, among other things:

·	failure of an inspection that prevents the vessel from performing normal commercial operations;

·	scheduled drydocking that exceeds allowances;

·	the vessel’s inability to discharge regasified LNG at normal performance;

·	requisition of the vessel; or

·	the vessel owner’s failure to maintain the vessel in compliance with her specifications and contractual standards or to provide the required crew.

The hire rate under the PGN FSRU Lampung time charter consists of the following three cost components:

·	Capital Element. The capital element is a fixed per day fee, which is intended to cover remuneration due to the vessel owner for use of the vessel and the provision of time charter services.

·	Operating and Maintenance Element. The operating and maintenance element is a fixed per day fee, subject to annual adjustment, which is intended to cover the operating costs of the vessel, including manning costs, maintenance and repair costs, consumables and stores costs, insurance costs, management and operational costs, miscellaneous costs and alterations not required by Det Norske Veritas GL to maintain class or the IMO.

·	Tax Element. The tax element is a fixed per day fee, equal to the vessel owner’s reasonable estimate of the tax liability for that charter year divided by the number of days in such charter year. If the vessel owner receives a tax refund or credit, the vessel owner will pay such amount to the charterer. The tax liability includes Indonesian corporate income taxes, defined withholding taxes and all Indonesian taxes associated with the Mooring. The time charter requires an annual audit to determine the difference between the invoiced estimate of the tax liability and the actual tax liability. If the vessel owner’s reasonable estimate of the tax liability varied from the actual tax liability, the vessel owner or the charterer, as applicable, will pay to the other party the difference in such amount.

Under the PGN FSRU Lampung time charter, the vessel generally will be deemed off-hire if she is not available for the charterer’s use for a specified amount of time due to, among other things:

·	drydocking that exceeds allowances;

·	the vessel failing to satisfy specified operational minimum requirements, except as a result of a Lampung Charterer Risk Event (as defined under “Item 4.B. Business Overview—Vessel Time Charters—Item 4.B. PGN FSRU Lampung Time Charter—Performance Standards”) or an event of force majeure; or

·	the vessel owner’s failure to satisfy the management warranties described under “Item 4.B. Business Overview—Vessel Time Charters— PGN FSRU Lampung Time Charter—Performance Standards.”

The hire rate under the Höegh Gallant time charter is a fixed per day fee which is intended to cover remuneration due to the vessel owner for use of the vessel and the provision of time charter services as well as the operating and maintenance costs of the vessel, including manning costs, the cost of spare parts, bunker fuel and any tax incurred.

Under the Höegh Gallant time charter, the vessel generally will be deemed off-hire if she is not available for the charterer’s use for a specified amount of time due to, among other things:

-	drydocking or other repairs and maintenance;
-	any force majeure event acting on the vessel; and
-	every other occasion the vessel ceases to be at the disposal of the charterer, including due to damage, defect, deficiency of crew or spare parts, labor disputes, time in and waiting to enter dry dock for repairs or because of a failure to comply with laws, regulations, physical requirements or operational practices at the site of vessel operations.

Additionally we have agreed to indemnify EgyptCo for any loss (up to a specified cap), including loss of earnings and certain liquidated damages payable under EgyptCo’s charter with EGAS, caused by an operational failure of the vessel.

We have obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Please read “—Insurance.”

For more information on our time charters, please read “Item 4.B. Business Overview—Vessel Time Charters.”

Impact of Our Interests in Joint Ventures on Our Financial Information

Two of the four vessels in our fleet are owned by our joint ventures, each of which is owned 50% by us. Please read “Item 4.B. Business Overview—Shareholder Agreements.” Under applicable accounting guidance, we do not consolidate the financial results of our joint ventures into our financial results, but we record our joint venture results using the equity method of accounting. The following provides a description of the impact of our interests in our joint ventures on select components of our statements of income in our consolidated and combined carve-out financial statements.

·	Equity in Earnings (Losses) of Joint Ventures. Consists of our 50% share of the combined net income of our joint ventures. The net income of our joint ventures gives effect to interest expense associated with payments on the shareholder loans to the owners of our joint ventures as described below. Equity in earnings of joint ventures also includes the unrealized gains or losses on adjusting the interest rate swap contracts to fair value in each period, which can result in significant volatility between years. For the years ended December 31, 2015, 2014 and 2013 there was no income tax expense for our joint ventures. The equity in earnings of joint ventures is a “one line” consolidation of the results of our joint ventures. Therefore, our joint venture’s revenues and expenses are not included in other lines of the consolidated and combined carve-out income statement.

·	Interest Income. Interest income represents our share of interest income accrued on the advances to our joint ventures (shareholder loans). The shareholder loans were originally issued by Höegh LNG to our joint ventures and were transferred to our operating company in connection with the IPO. For a description of the shareholder loans, please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt—Loans Due to Owners (Shareholder Loans).”

The following provides a description of the impact of our interests in our joint ventures on selected components of our balance sheets in the consolidated and combined carve-out financial statements.

·	Advances to Joint Ventures. Represents our share of the advances to our joint ventures (shareholder loans). Please read note 14 to our consolidated and combined carve-out financial statements.

·	Investment in (Accumulated Losses) of Joint Ventures. Represents our share of the net liabilities of our joint ventures. Our joint ventures entered into interest rate swap contracts, which historically have had unrealized mark-to-market losses on the interest rate swap contracts recorded as derivative financial instrument liabilities on the combined balance sheets. As a result, the liabilities exceed the assets for our joint ventures’ combined balance sheets and result in us having a net liability balance for our investment in our joint ventures. Please read note 17 to our consolidated and combined carve-out financial statements. The investment in (accumulated losses) of our joint ventures is a “one line” consolidation of the balance sheet of our joint ventures. Therefore, our joint ventures’ assets and liabilities are not included in other lines of the historical consolidated and combined carve-out balance sheet.

We derive cash flows from the operations of our joint ventures from interest and principal payments on our share of the shareholder loans issued to such joint ventures. Under the terms of the shareholders’ agreement, the payments are prioritized over any dividend payment to the owners. Our joint ventures have not paid any dividends to date. The payments of principal and interest are made based upon available cash after servicing our joint ventures’ long-term bank debt. Therefore, the payments of interest have historically been less than interest income accrued for the period. The quarterly payments include a payment of interest for the first month of the quarter and interest is accrued for the last two months of the quarter for repayment in the latter years of the loans The following provides a description of the impacts of our interests in our joint ventures on select components of our statement of cash flows in our consolidated and combined carve-out financial statements:

·	Cash Flows Provided by (Used in) Operating Activities. Receipt of cash payments for interest income on the shareholder loans is reflected in cash flows provided by (used in) operating activities. For the years ended December 31, 2015, 2014 and 2013, such payments amounted to $0.5 million, $0.6 million and $0.7 million, respectively. All other cash flows provided by (used in) operating activities relate to our other activities.

·	Cash Flows Provided by (Used in) Investing Activities. Receipts from repayment of principal of advances to joint ventures represent principal repayments paid by our joint ventures to us on its shareholder loans. For the years ended December 31, 2015, 2014 and 2013, such payments amounted to $5.8 million, $6.7 million and $5.5 million, respectively. All other cash flows provided by (used in) investing activities relate to our other activities.

Please read our consolidated and combined carve-out financial statements and the combined financial statements of our joint ventures included elsewhere in this Annual Report for more detailed information.

Historical Employment of Our Fleet

The following table describes the operations of the vessels in our fleet.

Vessel	Description of Historical Operations
GDF Suez Neptune	Delivered in November 2009. Has operated under a long-term time charter with GDF Suez, which commenced on delivery.
GDF Suez Cape Ann	Delivered in June 2010. Has operated under a long-term time charter with GDF Suez, which commenced on delivery.
PGN FSRU Lampung	Delivered in April 2014. Has operated under a long-term time charter with PGN LNG, which commenced on July 21, 2014.
Höegh Gallant	Delivered in November 2014. Acquired on October 1, 2015. Has operated under a long-term time charter with EgyptCo since acquisition date.

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

·	The size of our fleet continues to change. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries. The PGN FSRU Lampung was delivered from the shipyard in April 2014 and commenced operations in July 2014 and, as such, has had historical operations for part of 2014 and the year ended December 31, 2015. As of October 1, 2015, we increased our fleet with the acquisition of the Höegh Gallant which contributed to our results of operations commencing in the fourth quarter of 2015. In addition, pursuant to the omnibus agreement, we will have the right to purchase from Höegh LNG any FSRU or LNG carrier operating under a charter of five or more years, if the purchase price is agreed upon in accordance with the provisions of the omnibus agreement. Furthermore, we may grow through the acquisition in the future of additional vessels as part of our growth strategy.

·	We no longer own the Mooring and will not have construction contract revenue and expenses. Our historical results of operations up to and including the year ended December 31, 2014 include revenues and expenses related to the construction of the Mooring, an offshore installation that is used to moor the PGN FSRU Lampung. The construction of the Mooring was 100% complete in the fourth quarter of 2014 and the Mooring was transferred to the charterer. We do not expect to engage in the construction of moorings in the next few years. Höegh LNG may deliver mooring solutions prior to us acquiring FSRUs under the omnibus agreement. However, when time charters expire on existing vessels or if we acquire vessels from third parties, we may offer construction of moorings to new charterers.

·	Upon completion of the IPO until October 1, 2015, we had increased interest income. At the closing of the IPO, we lent $140 million to Höegh LNG in exchange for a note bearing interest at a rate of 5.88% per annum. The cancellation of the note was utilized as part of the purchase consideration for the acquisition of Höegh FSRU III, the entity that indirectly owns the Höegh Gallant. Interest income attributable to the note was included in our consolidated and combined carve-out financial statements subsequent to the IPO until the demand note was cancelled on October 1, 2015.

·	Our historical results of operations are affected by significant gains and losses relating to derivative transactions. Our historical results of operations reflect significant gains and losses relating to interest rate swap contracts that impact our equity in earnings for our joint ventures and were entered into by our joint ventures. On October 1, 2015 we assumed the interest rate swap contracts related to the Gallant facility (as defined below) as part of the acquisition of the Höegh Gallant. On March 17, 2014, we entered into interest rate swap contracts related to the Lampung facility (as defined below). The interest rate swaps related to the Gallant facility and the Lampung facility are designated as cash flow hedges for accounting purposes, however, certain amortization and the ineffective portion of the hedge impacts the results of operations. Refer to note 20 of our consolidated and combined carve-out financial statements. We may enter into additional (i) interest rate swap contracts to economically hedge all or a portion of our exposure to floating interest rates and (ii) foreign currency swap contracts to economically hedge risk from foreign currency fluctuations.

·	Our historical results of operations prior to the IPO reflect allocated administrative costs that may not be indicative of future administrative costs. The administrative costs included in our historical results of operations prior to the IPO on August 12, 2014 have been determined by allocating certain of Höegh LNG’s administrative costs, after deducting costs directly charged to Höegh LNG’s subsidiaries for services provided by the administrative staff, to us principally based on the size of our fleet (including newbuildings) in relation to the size of Höegh LNG’s fleet (including newbuildings). These allocated costs may not be indicative of our future administrative costs. In connection with the IPO, we and our operating company have entered into an administrative services agreement with Höegh UK and our operating company has entered into an administrative services agreement with Leif Höegh UK, pursuant to which Höegh UK and Leif Höegh UK provide us and our operating company with certain administrative services. Höegh UK also subcontracts certain of the administrative services provided under its administrative services agreement to Höegh Norway and Leif Höegh UK. Subsequent to the IPO, we reimburse Höegh UK and Leif Höegh UK, and Höegh UK reimburses Höegh Norway and Leif Höegh UK, for the reasonable costs and expenses incurred in connection with the provision of the services under such administrative services agreements. In addition, Höegh UK (i) pays to Höegh Norway a service fee equal to 3.0% of the costs and expenses incurred in connection with providing services and (ii) pays to Leif Höegh UK a service fee equal to 5.0% of the costs and expenses of certain secretarial services with all other services of Leif Höegh UK reimbursed at cost.

·	We incur additional general and administrative expense as a publicly traded limited partnership. Subsequent to our IPO in August 2014, we began to incur costs of being a publicly traded partnership as part of our general and administrative expenses. These costs include costs for implementing internal controls, preparing SEC filings including associated auditor and legal fees, holding the unitholder meetings, travelling for investor relations meetings, registrar and transfer agent fees, and incremental director and officer liability insurance costs and directors’ compensation.

·	Our results of operations are affected by accounting for the PGN FSRU Lampung time charter as a direct financing lease. When the PGN FSRU Lampung began operating under her charter, we recorded a receivable (net investment in direct financing lease) and removed the PGN FSRU Lampung from our balance sheet. The lease element of time charter payments under the PGN FSRU Lampung time charter is split between revenues and the repayment of part of the receivable. The revenues are recorded using the effective interest method, which provides for a constant rate of return on the net investment. As a result, the revenues will decline over time as more of the time charter payments are treated as a repayment of the receivable. However, the cash flows from the PGN FSRU Lampung are not impacted by the accounting treatment. In addition, since the vessel is reclassified to the net investment in direct financing lease on the balance sheet, there is no charge for depreciation expense. In our consolidated and combined carve-out statements of cash flows, the time charter payments reflected as revenues are included under net cash provided by (used in) operating activities while the repayment of the receivable are included under net cash provided by (used in) investing activities.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

·	the number of vessels in our fleet;

·	our ability to successfully employ our vessels at economically attractive hire rates as long-term charters expire or are otherwise terminated;

·	our ability to maintain strong relationships with our existing customers and to increase the number of customer relationships;

·	our ability to acquire additional vessels, including the Independence, the Höegh Gallant or Höegh LNG’s other newbuildings;

·	our ability to raise capital to fund acquisitions;

·	the levels of demand for FSRU, LNG carrier services and other LNG infrastructure;

·	the hire rate earned by our vessels, unscheduled off-hire days and the level of our vessel operating expenses;

·	the effective and efficient technical and maritime management and crewing of our vessels;

·	economic, regulatory, political and governmental conditions that affect the floating LNG industry;

·	interest rate changes;

·	mark-to-market changes in interest rate swap contracts and foreign currency swap contracts;

·	foreign currency exchange gains and losses;

·	our access to capital required to acquire additional vessels and/or to implement our business strategy;

·	variations in crewing and insurance costs;

·	the level of debt and the related interest expense; and

·	the level of any distribution on our common units.

Please read “Item 3.D. Risk Factors” for a discussion of certain risks inherent in our business.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our and our joint ventures’ performance. These include the following:

Time Charter Revenues. Revenues include fees for the right to use FSRUs for a stated period of time that meet the criteria for lease accounting, in addition to providing a time charter service element. Time charter revenues may consist of charter hire payments under time charters, fees for providing time charter services, fees for reimbursement for actual vessel operating expenses, certain tax elements and drydocking costs borne by the charterer on a pass-through basis, as well as fees for the reimbursement of certain vessel modifications or other costs borne by the charterer. Time charter revenues are presented net of any value added tax (“VAT”) or other tax.

The lease element of time charters that are accounted for as operating leases and any upfront payments for amounts reimbursed by the charterer are recognized on a straight-line basis over the term of the charter. The time charter for the Höegh Gallant is accounted for as an operating lease.

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

Vessel Operating Expenses. Vessel operating expenses, reflected in expenses in the income statement, include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and management fees. Vessel operating expenses also include bunker fuel expenses when the vessel is on hire and the expenses are not paid by the charterers. When the vessel is on hire, vessel operating expenses are invoiced as fees to the charterer or are covered by time charter rates. When the vessel is off-hire, vessel operating expenses are not invoiced to the charterer.

Off-hire. Under our time charters, when the vessel is off-hire, or not available for service, the customer generally is not required to pay the hire rate, and the vessel owner is responsible for all costs. Prolonged off-hire may lead to a termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things, operational deficiencies; unscheduled drydocking for repairs, maintenance or inspection (typically only in excess of a specified period); equipment breakdowns; delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or the vessel owner’s failure to maintain the vessel in compliance with her specifications and contractual standards or to provide the required crew. We have obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policy, our insurer will pay us the hire rate agreed in respect of each vessel for each day, in excess of 20 deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 180 days.

Drydocking. We must periodically have surveys, class renewals and drydocks of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. For each of the GDF Suez Neptune and the GDF Suez Cape Ann after the modifications and first drydocking completed in 2012 and 2015, respectively, the vessels are on an approved extended drydock interval. However, the class survey intervals are unchanged. The intermediate survey is carried out after 2.5 years and then every 5 years thereafter. A class renewal survey is conducted every five years. During the first 15 years of operation, the vessels have an approved extended drydock interval which allows them to be drydocked every 7.5 years. After the vessel reaches 15 years old, it must be drydocked every 5 years. Subject to the charterers’ requirements for Condition Assessment Programme (CAP), the drydocking schedule may be changed to every immediate and class renewals, which would require drydocking every 2.5 years. GDF Suez has subchartered the GDF Suez Cape Ann, which resulted in some modifications to the vessel. As a result, certain drydocking procedures were completed at the same time and in advance of the normally scheduled drydocking. As a result, the next scheduled drydocking for the GDF Suez Cape Ann is in 2017. The GDF Suez Neptune started modification and drydocking procedures in March 2015 which were completed in April 2015. The GDF Suez Neptune remained on hire during the drydocking. As a result, the next drydocking for the GDF Suez Neptune is expected to be in 2022. Our time charters for the GDF Suez Neptune and the GDF Suez Cape Ann require the charterer to pay the hire rate for up to a specified number of days of scheduled drydocking and reimburse us for anticipated drydocking costs. We do not anticipate drydocking the PGN FSRU Lampung for at least 20 years as certain inspections can be done without drydocking. For the Höegh Gallant a renewal survey is expected to be conducted every five years. During the first 15 years of operation, the vessel should qualify for an extended drydock interval which allows it to be drydocked every 7.5 years, and after the initial 15 year period we expect that the vessel will be drydocked every five years. The Höegh Gallant time charter does not cover the costs of drydocking. If drydocking is required during the term of the Höegh Gallant time charter, the vessel would be off-hire. For vessels, we capitalize the costs directly associated with the classification and regulatory requirements for inspection of the vessels or improving the vessel’s operating efficiency, functionality or safety during drydocking. We expense costs related to routine repairs and maintenance performed during drydocking or as otherwise incurred. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

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

Amortization of definite lived intangible assets is calculated on a straight-line basis over an estimated useful life. We have two contract-related intangible assets acquired as part of the acquisition of the 100% interest in the entity that indirectly owns the Höegh Gallant. The intangible for the above market value of the time charter contract associated with the Höegh Gallant is amortized on a straight line basis over the remaining term of the contract. Pursuant to an option agreement, we have the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the existing charter in May 2020 until July 2025. The intangible for the option for time charter extension will be amortized on a straight line basis over the extension period starting in May 2020, subject to impairment testing for recoverability in the preceding periods.

Impairment of Long-Lived Assets. Vessels, equipment, newbuildings and intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When such events or changes in circumstances are present, the recoverability of assets are assessed by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. An impairment loss is recognized based on the excess of the carrying amount over the fair value of the asset.

Interest Income and Interest Expense. Interest income principally includes interest income on advances to our joint ventures and demand note from Höegh LNG until October 1, 2015 when it was cancelled. Interest expense (including amortization of debt issuance cost and the fair value of debt assumed) principally relates to the financing of the Höegh Gallant, the PGN FSRU Lampung, the seller’s credit note, and, prior to July 3, 2014, the construction contract expense for the Mooring.

Customers

For the years ended December 31, 2015, time charter revenues in the consolidated and combined carve-out statements of income are from PGN LNG, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk, an Indonesian publicly listed, government-controlled, gas and energy company that constructs gas pipelines and infrastructure and distributes and transmits natural gas to industrial, commercial and household users and EgyptCo, a subsidiary of Höegh LNG. For the years ended December 31, 2014, and 2013, all time charter and construction contract revenues are from PGN LNG. Revenues included as a component of equity in earnings of joint ventures are from GDF Suez and accounted for 100% of our joint ventures’ time charter revenues for all periods presented. GDF Suez is a subsidiary of ENGIE, a French publicly listed, government-backed, electric utility company.

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

A portion of the operating cost for the PGN FSRU Lampung will increase for inflation in Indonesia, including part of the crew and certain supplies. Indonesian inflation has ranged from approximately 4.0% to over 8.0% in recent years. The PGN FSRU Lampung time charter provides that the operating cost component of the hire rate, established at the beginning of the time charter, will increase by a fixed percentage per year for the first five years and be reset each fifth year based on the average increase over the previous five years, which is expected to mitigate to some extent cost increases.

The Höegh Gallant operates in Egypt which has inflation rates ranging from 10-11%; however, a limited amount of operating expenses related to the Höegh Gallant is denominated in EGP. Most costs are denominated in U.S. Dollars. The Höegh Gallant time charter does not have pass-through provisions for operating costs. As such, we bear the risk of cost increases due to inflation and exchange rates. A review of the hire rate under the Höegh Gallant time charter may be conducted in in approximately two years but a revised rate can only be implemented after written approval by both parties to the time charter.

Insurance

Hull and Machinery Insurance. We have obtained hull and machinery insurance on all our vessels against marine risks, which include the risks of damage to our vessels, including claims arising from collisions with other vessels or contact with jetties or wharves, salvage or towing costs and also insure against actual or constructive total loss of any of our vessels. However, our insurance policies contain deductible amounts for which we will be responsible.

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

War risk. The war risk insurance arranged for all our vessels covers standard hull and machinery, protection and indemnity and loss of hire, if the event causing the damage is a war peril. In addition, war risk insurance will also compensate the owner for the total loss of the ship caused by intervention of a foreign state power, or if the ship is prevented from leaving a port or a similar limited area.

Our current protection and indemnity insurance coverage is limited to $3.08 billion for all liabilities, except for pollution, which is limited to $1 billion per vessel per incident. We are a member of the Gard P&I Club, which is one of the 13 P&I clubs that comprise the International Group of Protection and Indemnity Clubs (the “International Group”). Members of the International Group insure approximately 90% of the world’s commercial tonnage, and they have entered into a pooling agreement to reinsure each P&I club’s liabilities. P&I clubs provide the basic layer of insurance, which is currently $10 million. For members of the International Group, the International Group provides the next layer of insurance, covering liability between $10 million and $30 million. For liabilities above $30 million, the International Group has one of the world’s largest reinsurance contracts, with the maximum liability per accident or occurrence currently set at $3 billion. As a member of the Gard P&I Club, we are subject to a call for additional premiums based on the clubs’ claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I club has reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

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

Other indemnifications. Under the omnibus agreement, Höegh LNG will also indemnify the Partnership for losses:

·	related to certain defects in title to the assets contributed or sold to the Partnership and any failure to obtain, prior to the time they were contributed to the Partnership, certain consents and permits necessary to conduct the business, which liabilities arise within three years after the closing of the IPO;

·	related to certain tax liabilities attributable to the operation of the assets contributed or sold to the Partnership prior to the time they were contributed or sold;

·	in the event that the Partnership does not receive hire rate payments under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter. The Partnership was indemnified by Höegh LNG for the September 2014 and October 2014 invoices not paid by PGN LNG (refer to note 21 of our consolidated and combined carve-out financial statements);

·	with respect to any obligation to pay liquidated damages to PGN LNG under the PGN FSRU Lampung time charter for failure to deliver the PGN FSRU Lampung by the scheduled delivery date set forth in the PGN FSRU Lampung time charter;

·	with respect to any non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project (including the construction of the Mooring) occurring prior to the date of acceptance of the PGN FSRU Lampung pursuant to the time charter; and

·	pursuant to a letter agreement dated August 12, 2015, Höegh LNG confirmed that the indemnification provisions of the omnibus agreement include indemnification for all non-budgeted, non-creditable Indonesian value added taxes and non-budgeted Indonesian withholding taxes, including any related impact on cash flow from PT Höegh and interest and penalties associated with any non-timely Indonesian tax filings related to the ownership or operation of the PGN FSRU Lampung and the Mooring whether incurred (i) prior to the closing date of the IPO, (ii) after the closing date of the IPO to the extent such taxes, interest, penalties or related impact on cash flows relate to periods of ownership or operation of the PGN FSRU Lampung and the Mooring and are not subject to prior indemnification payments or deemed reimbursable by the charterer under its audit of the taxes related to the PGN FSRU Lampung time charter for periods up to and including June 30, 2015, or (iii) after June 30, 2015 to the extent withholding taxes exceed the minimum amount of withholding tax due under Indonesian tax regulations due to lack of documentation or untimely withholding tax filings. The Partnership is indemnified for recovery of the $6.2 million VAT liability related to a Mooring invoice.

The Partnership filed claims for indemnification with respect to non-budgeted expenses (including the warranty provision, value added tax, withholding tax and costs related to the restatement of the Partnership’s financial statements filed with the SEC on November 30, 2015) of approximately $7.7 million and $0.8 million in the year ended December 31, 2015 and the first quarter of 2016, respectively. Indemnification payments received from Höegh LNG in 2015 of $6.6 million were recorded as a contribution to equity.

Please refer to “Item 5.A. Operating Results—Year Ended December 31, 2014 Compared with the Year ended December 31, 2013—PGN LNG Claims including Delay Liquidated Damages and Indemnifications” for additional discussion.

Under the contribution, purchase and sale agreement entered into with respect to the purchase of the entity that indirectly owns the Höegh Gallant, Höegh LNG will indemnify the Partnership for:

•	losses from breach of warranty;
•	losses related to certain environmental and tax liabilities attributable to the operation of the Höegh Gallant prior to the closing date;
•	all capital gains tax or other export duty incurred in connection with the transfer of the Höegh Gallant outside of Höegh Cyprus ’s permanent establishment in a Public Free Zone in Egypt;
•	any recurring non-budgeted costs owed to Höegh LNG Management with respect to payroll taxes;
•	any non-budgeted losses suffered or incurred in connection with the commencement of services under the time charter with EgyptCo or EgyptCo’s time charter with EGAS; and
•	liabilities under the Gallant/Grace facility not attributable to the Höegh Gallant.

Additionally, Höegh LNG has guaranteed the payment of hire by EgyptCo pursuant to the time charter for the Höegh Gallant under certain circumstances.

A.	Operating Results

The following table summarizes our operating results for the years ended December 31, 2015, 2014 and 2013:

	Year ended December 31,
(in thousands of U.S. dollars)	2015	2014	2013
Statement of Income Data:
Time charter revenues	$57,465	$22,227	$—
Construction contract revenues	—	51,868	51,062
Other revenue	—	474	511
Total revenues	57,465	74,569	51,573
Voyage expenses	—	(1,139)	—
Vessel operating expenses	(9,679)	(6,197)	—
Construction contract expenses	—	(38,570)	(43,958)
Administrative expenses	(8,733)	(12,566)	(8,043)
Depreciation and amortization	(2,653)	(1,317)	(8)
Total operating expenses	(21,065)	(59,789)	(52,009)
Equity in earnings (losses) of joint ventures	17,123	(5,330)	40,228
Operating income	53,523	9,450	39,792
Interest income	7,568	4,959	2,122
Interest expense	(17,770)	(9,665)	(352)
Gain (loss) on derivative instruments	949	(161)	—
Other items, net	(2,678)	(2,788)	(1,096)
Income before tax	41,592	1,795	40,466
Income tax expense	(313)	(481)	—
Net income	$41,279	1,314	40,466

Financial Highlights in 2015 and Early 2016

The following sets forth our significant developments for the year ended December 31, 2015 and early 2016:

·	Total time charter revenues were $57.5 million for the year ended December 31, 2015 compared to $22.2 million for the year ended December 31, 2014.

·	Operating income was $53.5 million for the year ended December 31, 2015 compared to $9.5 million for the year ended December 31, 2014; operating income was impacted by unrealized gain on derivative instruments on the Partnership’s share of equity in earnings of joint ventures for the year ended December 31, 2015 compared with losses for the year ended December 31, 2014;

·	Unrealized gain on derivative instruments was $9.3 million on the Partnership’s share of equity in earnings of joint ventures for the year ended December 31, 2015 compared with losses of $11.9 million for the year ended December 31, 2014;

·	Net income was $41.3 million for the year ended December 31, 2015 compared to $1.3 million for the year ended December 31, 2014; net income was also impacted by changes in the unrealized gains (losses) on derivative instruments on the Partnership’s share of equity in earnings of joint ventures in 2015 and 2014;

·	On October 1, 2015, we closed the acquisition of the entity that indirectly owns the Höegh Gallant. The results of the Höegh Gallant contributed to the Partnership’s earnings for the full fourth quarter of 2015;

·	On February 15, 2016, we paid a $0.4125 per unit distribution with respect to the fourth quarter of 2016. This was an increase of approximately 22% from the minimum quarterly distribution of $0.3325 per unit with respect to the third quarter of 2015; and

·	On February 28, 2016, we entered into agreements with Höegh LNG to extend the maturities of the $47 million seller’s credit note related to the Höegh Gallant and the currently undrawn $85 million revolving credit facility to January 1, 2020.

·	On April 22, 2016 we declared a quarterly cash distribution with respect to the quarter ended March 31, 2016 of $0.4125 per unit, to be paid on May 13, 2016 to all unitholders of record as of the close of the business on May 3, 2016.

Year Ended December 31, 2015 Compared with the Year Ended December 31, 2014

Time Charter Revenues. The following table sets forth details of our time charter revenues for the years ended December 31, 2015 and 2014:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Time charter revenues	$57,465	$22,227	$35,238

Time charter revenues for the year ended December 31, 2015 were $57.5 million, an increase of $35.2 million from $22.2 million the year ended December 31, 2014. The time charter revenues related to the PGN FSRU Lampung, which was on-hire for the entire year ended December 31, 2015, and the Höegh Gallant, which we acquired on October 1, 2015. Excluding the revenues associated with the Höegh Gallant, the time charter revenues increased $23.4 million in 2015 because the time charter for the PGN FSRU Lampung did not begin until July 21, 2014 when commissioning began. We were indemnified by Höegh LNG for the amount payable for the September 2014 and October 2014 hire invoices for the PGN FSRU Lampung. For additional discussion, refer to “—PGN LNG Claims including Delay Liquidated Damages and Indemnifications” below and note 21 of our consolidated and combined carve-out financial statements.

Time charter revenues for the PGN FSRU Lampung consisted of the lease element of the time charter, accounted for as a direct financing lease using the effective interest rate method, as well as fees for providing time charter services, reimbursement for vessel operating expenses and withholding taxes borne by the charterer. Time charter revenues the Höegh Gallant consisted of the fixed daily hire rate which covers the operating lease and the provision of time charter services including the costs incurred to operate the vessel.

Construction Contract Revenues and Related Expenses. The following table sets forth details of our construction contract revenues and construction contract expenses for the years ended December 31, 2015 and 2014:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Construction contract revenues	$—	$51,868	$(51,868)
Construction contract expenses	—	(38,570)	38,570
Recognized contract margin	$—	$13,298	$(13,298)

Construction contract revenues for the year ended December 31, 2014 were $51.9 million. Construction contract expenses were $38.6 million for the year ended December 31, 2014. The recognized contract margin for the year ended December 31, 2014 was $13.3 million. PGN LNG formally accepted the PGN FSRU Lampung and signed the Certificate of Acceptance on October 30, 2014 which was the condition for the final payment related to the Mooring. As such the Mooring project was completed as of December 31, 2014. As a result, there were no construction contract revenues or expenses for the year ended December 31, 2015. The Mooring is an offshore installation that is used to moor the PGN FSRU Lampung to offload natural gas into an offshore pipe that transports the gas to a land terminal for the charterer, PGN LNG.

PGN LNG issued invoices for delay liquidated damages of $7.1 million related to claims from PGN LNG on the project for the year ended December 31, 2014. Subsequent to the year ended December 31, 2014, an understanding with PGN LNG was reached under which no delay liquidated damages were payable. Due to this subsequent event, no delay liquated damages are reflected in the construction contract expenses for the year ended December 31, 2014. A warranty provision of $2.0 million was recorded for the year ended December 31, 2014 as part of the construction contract expenses for a warranty issue. As of December 31, 2015, approximately $1.0 million of the allowance had been used and the remaining warranty allowance was $1.0 million. Under the omnibus agreement, all costs incurred for repairs under the warranty will be indemnified by Höegh LNG. For additional discussion, refer to “—PGN LNG Claims including Delay Liquidated Damages and Indemnifications” below and note 21 of our consolidated and combined carve-out financial statements.

Other Revenue. The following table sets forth details of our other revenue for the years ended December 31, 2015 and 2014:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	Variance
Other income	$—	$474	$(474)

Other revenue includes incidental revenues prior to the start of the time charter for the PGN FSRU Lampung.

Voyage and Vessel Operating Expenses. The following table sets forth details of our voyage and vessel operating expenses for the years ended December 31, 2015 and 2014:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Voyage expenses	$—	$(1,139)	$1,139
Vessel operating expenses	$(9,679)	$(6,197)	$(3,482)

There were no voyage expenses for the year ended December 31, 2015. Voyage expenses for the year ended December 31, 2014 were $1.1 million. Voyage expenses are typically paid directly by the charterer. For year ended December 31, 2014 certain bunker fuel and use of LNG during the commissioning and testing of the PGN FSRU Lampung were borne by us. In addition, LNG quantities used in running our generators during the period where we had problems with the regasification system were for our own account in 2014. We did not incur any voyage expenses after October 2014 when the final testing of the PGN FSRU Lampung was complete. However, if an FSRU is off-hire, voyage expenses, principally fuel, may also be incurred and would be paid by us.

Vessel operating expenses for the year ended December 31, 2015 were $9.7 million, an increase of $3.5 million from $6.2 million for the year ended December 31, 2014. This reflects that the PGN FSRU Lampung was in operation for the full year ended December 31, 2015 and the Höegh Gallant was in operations for the three months ended December 31, 2015, compared to the year ended December 31, 2014, when the PGN FSRU Lampung was not ready for its intended use before the middle of May 2014. Excluding the vessel operating expenses of the Höegh Gallant acquired on October 1, 2015, vessel operating expenses increased by $1.1 million for the year ended December 31, 2015 compared with the year ended December 31, 2014. Although the PGN FSRU Lampung was not in operations for the full year of 2014, it incurred relatively high vessel operating costs during 2014 as a result of crew training costs and the ramp up of operations. Vessel operating expenses have on average reached a more normalized level during 2015.

Administrative Expenses. The following table sets forth details of our administrative expenses for the years ended December 31, 2015 and 2014:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Administrative expenses	$(8,733)	$(12,566)	$3,833

Administrative expenses for the year ended December 31, 2015 were $8.7 million, a decrease of $3.8 million from $12.6 million for the year ended December 31, 2014. The major reason for the decrease was lower administrative expenses associated with the PGN FSRU Lampung as a result of preparations and ramp up of operations and certain start up costs incurred in 2014.

Lower administrative costs in 2015 related to the PGN FSRU Lampung more than offset the increase in administrative expenses related to the Höegh Gallant acquired on October 1, 2015.

Included in administrative expenses are the corporate costs of the Partnership which declined $0.1 million for the year ended December 31, 2015 compared with the year ended December 31, 2014. Higher costs were incurred for preparation of external reporting, legal fees, audit fees, travel costs and consulting fees on implementation of internal controls under Sarbanes-Oxley to meet our publicly listed partnership requirements during the year ended December 31, 2015. In addition, certain audit and legal costs were incurred during the year ended December 31, 2015 associated with the restatement of the Partnership’s financial statements1 filed with the SEC on November 30, 2015. However, for the year ended December 31, 2014, administrative expenses were incurred for the IPO principally related to audit fees, legal fees and charges for hours incurred by Höegh LNG’s staff working on preparation on the IPO. There were no comparable expenses for year ended December 31, 2015 but the impact was largely offset by higher public company and restatement costs.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the years ended December 31, 2015 and 2014:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Depreciation and amortization	$(2,653)	$(1,317)	$(1,336)

Depreciation and amortization for the year ended December 31, 2015 was $2.7 million, an increase of $1.3 million from $1.3 million for the year ended December 31, 2014. Depreciation for the year ended December 31, 2015 of $2.6 million related to the Höegh Gallant for the fourth quarter of 2015 and $0.03 million to office and IT equipment. For the year ended December 31, 2014, depreciation of $1.3 million and $0.02 million related to the PGN FSRU Lampung and to office and IT equipment, respectively. The PGN FSRU Lampung was depreciated from the time it was substantially complete in the middle of May 2014 until the start of the direct financing lease in July 2014.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the years ended December 31, 2015 and 2014:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Total operating expenses	$(21,065)	$(59,789)	$38,724

Total operating expenses for the year ended December 31, 2015 were $21.1 million, a decrease of $38.7 million from $59.8 million for the year ended December 31, 2014. Excluding construction contract expenses for the year ended December 31, 2014, the total operating expenses decreased by of $0.1 million from $21.2 million for the year ended December 31, 2014.

Equity in Earnings (Losses) of Joint Ventures. The following table sets forth details of our equity in earnings of joint ventures for the years ended December 31, 2015 and 2014:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Equity in earnings (losses) of joint ventures	$17,123	$(5,330)	$22,453

Equity in earnings of joint ventures for the year ended December 31, 2015 was $17.1 million, an increase of $22.4 million from equity in losses of $5.3 million for the year ended December 31, 2014. The main reason for the increase was an unrealized gain on derivative financial instruments in our joint ventures in the year ended December 31, 2015, compared with an unrealized loss in the year ended December 31, 2014.

Our share of our joint ventures’ operating income was $24.0 million for the year ended December 31, 2015, compared with $23.7 million for the year ended December 31, 2014. Our share of other income (expense), net, principally consisting of interest expense, was $16.1 million for the year ended December 31, 2015, a reduction of $1.0 million from $17.1 million for the year ended December 31, 2014. The reduction was mainly due to lower interest expense due to repayment of principal on debt between the years.

1 On November 30, 2015, we filed with the SEC a Form 20-F/A containing restated financial statements for the years ended December 31, 2014 and 2013 and a Form 6-K for the quarter ended June 30, 2015 reporting restated historical results for the three months and six months ended June 30, 2014 and 2015. The restatement adjusted the Partnership’s financial statements for (i) certain Indonesian VAT and WHT that were not recorded correctly; (ii) recognition of related revenue for reimbursable tax amounts; and (iii) related adjustments to the Partnership’s direct financing lease for the PGN FSRU Lampung and amortization of deferred debt issuance costs.

Our share of unrealized gain on derivative financial instruments was $9.2 million for the year ended December 31, 2015, an increase of $21.1 million compared to unrealized losses on derivative financial instruments of $11.9 million for the year ended December 31, 2014. The variance in the unrealized gains and losses on derivative financial instruments is the main reason for the increase in our equity in earnings of joint ventures for the year ended December 31, 2015 compared to the year ended December 31, 2014. The joint ventures utilize interest rate swap contracts to exchange floating interest rate payments for fixed interest rate payments to reduce the exposure to interest rate variability on their outstanding floating-rate debt. The interest rate swap contracts are not designated as hedges for accounting purposes. As a result, there is volatility in earnings for the unrealized exchange gains and losses on the interest rate swap contracts. Historically, the joint ventures have accumulated unrealized losses on the interest rate swaps due to declining interest rates, which has resulted in liabilities for derivative financial instruments and an accumulated deficit in equity on their balance sheets.

There was no accrued income tax expense for the years ended December 31, 2015 and 2014. Our joint ventures did not pay any dividends for the year ended December 31, 2015 and 2014.

Operating Income. The following table sets forth details of our operating income for the years ended December 31, 2015 and 2014:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Operating income	$53,523	$9,450	$44,073

Operating income for the year ended December 31, 2015 was $53.5 million, an increase of $44.1 million from $9.5 million for year ended December 31, 2014. Excluding the impact of the unrealized gains and losses on derivatives for the years ended December 31, 2015 and 2014 impacting the equity in earnings of joint ventures, operating income for the year ended December 31, 2015 would have been $44.3 million, an increase of $23.0 million from $21.3 million for year ended December 31, 2014. The increase is primarily as a result of the PGN FSRU Lampung being in operations for the full year ended December 31, 2015 and the acquisition of the Höegh Gallant that contributed to the results for the fourth quarter of 2015.

Interest Income. The following table sets forth details of our interest income for the years ended December 31, 2015 and 2014:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Interest income	$7,568	$4,959	$2,609

Interest income for the year ended December 31, 2015 was $7.6 million, an increase of $2.6 million from $5.0 million for the year ended December 31, 2014. Interest income of $6.3 million related to the $140 million demand note due from Höegh LNG and $1.3 million related to interest accrued on the advances to our joint ventures for the year ended December 31, 2015, compared to $3.3 million and $1.7 million, respectively, for the year ended December 31, 2014. The interest rate under the shareholder loans to our joint ventures is 8.0% per year. We provided $140 million to Höegh LNG from the net proceeds of the IPO pursuant to a demand note that bore interest at a rate of 5.88% per year. The note was utilized on October 1, 2015 as part of the purchase consideration for the acquisition of the Höegh Gallant.

Interest Expense. The following table sets forth details of our interest expense for the years ended December 31, 2015 and 2014:

			Positive
	Year ended December 31,		(negative)
	2015	2014	variance
Interest expense	$(14,099)	$(9,163)	$(4,936)
Commitment fees	(1,191)	(1,587)	396
Amortization of debt issuance cost and fair value of debt assumed	(2,480)	(4,362)	1,882
Capitalized interest	—	5,447	(5,447)
Total interest expense	$(17,770)	$(9,665)	$(8,105)

Interest expense for the year ended December 31, 2015 was $17.8 million, an increase of $8.1 million from $9.7 million for the year ended December 31, 2014. Interest expense consists of the interest incurred, commitment fees and amortization of debt issuance cost and the adjustment for the fair value of debt assumed less the interest capitalized for the period.

The interest incurred of $14.1 million for the year ended December 31, 2015 increased by $4.9 million compared to $9.2 million for the year ended December 31, 2014, principally due to higher outstanding loan balances. On October 1, 2015, we assumed the debt under the Gallant facility as part of the purchase of the Höegh Gallant.

Commitment fees were $1.2 million and $1.6 million for the year ended December 31, 2015 and 2014, respectively. The commitment fees relate to the undrawn $85 million sponsor credit facility for the year ended December 31, 2015. For the year ended December 31, 2014, commitment fees were incurred on the Lampung facility for undrawn balances as well as the undrawn $85 million sponsor credit facility from its inception on August 12, 2014. For the year ended December 31, 2015, the Lampung facility was fully drawn and no commitment fees were incurred.

Amortization of debt issuance cost for the year ended December 31, 2015 and 2014 was $2.5 million and $4.4 million, respectively. As a result of the acquisition of the Höegh Gallant, the long term debt assumed under the Gallant facility was recognized at its fair value. The difference between the fair value and the outstanding principal of the debt as of October 1, 2015 of approximately $1.3 million is amortized to interest expense using the effective interest method. The impact for the fourth quarter of 2015 was to reduce interest expense by approximately $0.1 million. The higher amortization of debt issuance cost of $1.8 million for the year ended December 31, 2014 was primarily a result of the short amortization period for the Mooring tranche of the Lampung facility. The $32.1 million Mooring tranche was fully repaid on July 3, 2014 resulting in a $1.7 million amortization charge for the year ended December 31, 2014. In addition, there was an early repayment of $7.9 million on the remaining tranches of the Lampung facility on December 29, 2014 which resulted in a write down of debt issuance cost of approximately $0.5 million.

There was no capitalized interest for year ended December 31, 2015 since there was no construction in progress. The PGN FSRU Lampung and the Mooring were under construction for the first quarter and part of the second quarter of 2014 and most interest incurred qualified for capitalization for this period. Capitalized interest was $5.4 million for the year ended December 31, 2014. Capitalization of interest ceased in the middle of May, 2014 when the PGN FSRU Lampung and the Mooring were substantially complete.

Gain (Loss) on Derivative Financial Instruments. The following table sets forth details of our gain/loss on derivative financial instruments for the years ended December 31, 2015 and 2014:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Gain (loss) on derivative financial instruments	$949	$(161)	$1,110

Gain on derivative financial instruments for the year ended December 31, 2015 was $0.9 million, an increase of $1.1 million from a loss on derivative financial instruments of $0.2 million for the year ended December 31, 2014. Gain on derivative financial instruments for the year ended December 31, 2015 related to the interest rate swaps for the Lampung facility and the Gallant facility, while the loss for the prior year related to the Lampung facility. The gain principally related to the amortization income on the amount excluded from hedge effectiveness, net of the amortization expense related to the interest rate swaps reclassified from accumulated other comprehensive income and the loss on the ineffective portion of the cash flow hedges. The interest rate swaps are designated as cash flow hedges of the variable interest payments on the Lampung and Gallant facilities and the effective portion of the changes in fair value of the hedges are recorded in other comprehensive income.

Other Items, Net. The following table sets forth details of our other items for the years ended December 31, 2015 and 2014:

			Positive
	Year ended December 31,		(negative)
	2015	2014	variance
Foreign exchange gain (loss)	$(16)	$124	$(140)
Bank charges and fees	(77)	(84)	7
Withholding tax on interest expense and other	(2,585)	(2,828)	243
Total other items, net	$(2,678)	$(2,788)	$110

Other items, net for the year ended December 31, 2015 was $2.7 million, a decrease of $0.1 million from $2.8 million for the year ended December 31, 2014. This is primarily due to withholding tax that is payable on interest expense to parties outside of Singapore and Indonesia.

Income Before Tax. The following table sets forth details of our income before tax for the years ended December 31, 2015 and 2014:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Income before tax	$41,592	$1,795	$39,797

Income before tax for the year ended December 31, 2015 was $41.6 million, an increase of $39.8 million from $1.8 million for the year ended December 31, 2014. The increase is primarily a result of the PGN FSRU Lampung being in operation for the year ended December 31 2015 compared with significant start up and construction activities for year ended December 31, 2014, the contribution from the acquisition of the Höegh Gallant and the unrealized gains on derivative instruments for the joint ventures and the Lampung and Gallant facilities for the year ended December 31, 2015 compared with the unrealized loss on derivative instruments for the joint ventures and the Lampung facility for the year ended December 31, 2014.

Income Tax Expense. The following table sets forth details of our income tax expense for the years ended December 31, 2015 and 2014:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Income tax expense	$(313)	$(481)	$168

Income tax expense for the year ended December 31, 2015 was $0.3 million, a reduction of $0.2 million from $0.5 million for the year ended December 31, 2014. We are not subject to Marshall Islands corporate income taxes. However, we are subject to tax for earnings in Indonesia, Singapore, Cyprus and the UK. For the year ended December 31, 2015, the income tax expense primarily related to our Indonesian subsidiary and our Singapore subsidiary. For the year ended December 31, 2014, the tax expense largely related to the Singapore subsidiary. The Singapore subsidiary’s taxable income mainly arises from internal interest income. For the year ended December 31, 2014, the Indonesian subsidiary incurred a tax loss for which a valuation allowance was recorded. The tax loss carryforward from 2014 for the Indonesian subsidiary was partly utilized in 2015.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. In 2013, a tax loss was incurred in Indonesia principally due to unrealized losses on foreign exchange that does not impact the income statement prepared in the functional currency of U.S. dollars. In 2014, the Indonesia authorities approved the change of currency for tax reporting to U.S. dollars. Under existing tax law, it is not clear if the prior year tax loss carryforward from foreign exchange losses can be utilized when the tax reporting currency is subsequently changed. Due to the uncertainty of this tax position, a provision was recognized for the year ended December 31, 2013 and the resulting unrecognized tax benefit was $2.6 million. There was no change in the unrecognized tax benefits as of December 31, 2014. For the year ended December 31, 2015, the generation of taxable income resulted in the utilization of $0.1 million of the 2013 tax loss carryforward which was not recognized due to the uncertainty of this tax position. As a result, the unrecognized tax benefit was $2.5 million as of December 31, 2015.

A valuation allowance for deferred tax assets is recorded when it is more-likely-than-not that some or all of the benefit will not be realized based on consideration of all the positive and negative evidence. Given the lack of historical operations in Indonesia, management of the Partnership concluded a valuation allowance should be established to reduce the deferred tax assets to the amount deemed more-likely-than-not of realization. A component of the deferred tax assets relates to the cash flow hedge of the Lampung facility interest rate swap with a term of over 11 years. Management concluded that approximately $2.0 million of the deferred tax asset was more-likely-than-not of realization over the term of the swap and recognized a deferred tax asset for that amount for each of the years ended December 31, 2015 and 2014. A reduction in the valuation allowance of $4.1 million was recorded to income tax expense in the consolidated and combined statement of income for the year ended December 31, 2015. Deferred tax expenses for the change in the valuation allowance of $1.5 million and $0.4 million were recorded to income tax expense in the consolidated and combined statement of income and consolidated and combined statement of comprehensive income, respectively, for the year ended December 31, 2014.

Net Income. The following table sets forth details of our net income for the years ended December 31, 2015 and 2014:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Net income	$41,279	$1,314	$39,965

As a result of the foregoing, net income for the year ended December 31, 2015 was $41.3 million, an increase of $40.0 million compared with net income of $1.3 million for the year ended December 31, 2014.

Segments

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

For the year ended December 31, 2015, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating lease related to the Höegh Gallant from the acquisition date of October 1, 2015. For the year ended December 31, 2014, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung, and construction contract revenues and expenses of the Mooring. The Mooring was constructed on behalf of, and was sold to, PGN LNG and was accounted for using the percentage of completion method. The Mooring project was completed as of December 31, 2014.

For the year ended December 31, 2015 and 2014, Joint venture FSRUs include two 50% owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer, GDF Suez.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that Joint venture FSRUs are presented under the proportional consolidation method for the segment note in the Partnership's financial statements and under equity accounting for the consolidated and combined carve-out financial statements. Under the proportional consolidation method, 50% of the Joint venture FSRUs' revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

Majority Held FSRUs. The following table sets forth details of segment results for the Majority held FSRUs for the years ended December 31, 2015 and 2014:

	Year ended		Positive
Majority Held FSRUs	December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Time charter revenues	$57,465	$22,227	$35,238
Construction contract revenues	—	51,868	(51,868)
Other revenues	—	474	(474)
Total revenues	57,465	74,569	(17,104)
Voyage & vessel operating expenses	(9,679)	(7,336)	(2,343)
Administrative expenses	(2,667)	(6,353)	3,686
Construction contract expense	—	(38,570)	38,570
Segment EBITDA	45,119	22,310	22,809
Depreciation and amortization	(2,653)	(1,317)	(1,336)
Operating income (loss)	42,466	20,993	21,473
Financial income (expense), net	(17,326)	(12,113)	(5,213)
Income (loss) before tax	25,140	8,880	16,260
Income tax expense	(333)	(505)	172
Net income (loss)	$24,807	$8,375	$16,432

Time charter revenues for the year ended December 31, 2015 were $57.5 million, an increase of $35.2 million from $22.2 million for the year ended December 31, 2014. Excluding the time charter revenues of the Höegh Gallant from the acquisition date of October 1, 2015, time charter revenues increased by $23.4 million reflecting that the PGN FSRU Lampung was operating for the whole year of 2015, while the time charter revenues for 2014 only included the period subsequent to July 21, 2014. Construction contract revenues and construction contract expense for the year ended December 31, 2014 were $51.8 million and $38.6 million, respectively. Other revenues for the year ended December 31, 2014 were $0.5 million.

Voyage and vessel operating expenses for the year ended December 31, 2015 were $9.7 million compared to $7.3 million for the year ended December 31, 2014. Excluding the vessel operating expenses of the Höegh Gallant, the voyage and vessel operating expenses were at approximately the same level for the year ended December 31, 2015 and 2014 reflecting higher cost levels during the ramp up stage of operations of the PGN FSRU Lampung in the second half of 2014.

Administrative expenses for the year ended December 31, 2015 were $2.7 million, a decrease of $3.7 million from $6.4 million for the year ended December 31, 2014. Excluding the administrative expenses of the Höegh Gallant, the administrative expenses decreased $4.0 million for the year ended December 31, 2015 compared with the year ended December 31, 2014. Higher administrative expenses in the year ended December 31, 2014 were due to activities for the preparation, start up and ramp up of operations of the PGN FSRU Lampung and the delivery of the Mooring, while the comparative period of 2015 had more routine operations.

Segment EBITDA for the year ended December 31, 2015 was $45.1 million, an increase of $22.8 million from $22.3 million for the year ended December 31, 2014 mainly due to operations under the PGN FSRU Lampung time charter for the full year ended December 31, 2015 and the operations of the Höegh Gallant for the three months ended December 31, 2015.

Joint Venture FSRUs. The following table sets forth details of segment results for the Joint venture FSRUs for the years ended December 31, 2015 and 2014:

	Year ended		Positive
Joint Venture FSRUs	December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Time charter revenues	$42,698	$41,319	$1,379
Vessel operating expenses	(8,583)	(7,514)	(1,069)
Administrative expenses	(910)	(971)	61
Segment EBITDA	33,205	32,834	371
Depreciation and amortization	(9,227)	(9,148)	(79)
Operating income	23,978	23,686	292
Gain (loss) on derivative instruments	9,246	(11,879)	21,125
Other income (expense), net	(16,101)	(17,137)	1,036
Income (loss) before tax	17,123	(5,330)	22,453
Income tax expense	—	—	—
Net income (loss)	$17,123	$(5,330)	$22,452

The segment results for the Joint venture FSRUs are presented using the proportional consolidation method (which differs from the equity method used in the consolidated and combined carve-out financial statements).

Total time charter revenues were $42.7 million and $41.3 million for the years ended December 31, 2015 and 2014, respectively. Revenues for time charter payments, including fees for reimbursement of operating expenses, were $41.4 million and $40.5 million for the years ended December 31, 2015 and 2014, respectively. The increase in revenues for time charter payments in 2015 was principally due to higher fees for reimbursement of operating expenses. The remaining revenues principally related to the amortization of deferred revenues for upfront payments for modifications and drydocking payments from the charterer.

Vessel operating expenses for the year ended December 31, 2015 were $8.6 million, an increase of $1.1 million compared to $7.5 million for the year ended December 31, 2014. The increase in vessel operating expenses was largely due to increased payroll costs for the crew related to the operations in China.

Administrative expenses for the year ended December 31, 2015 declined slightly compared with the year ended December 31, 2014.

Segment EBITDA was $33.2 million for the year ended December 31, 2015, an increase of $0.4 million compared with $32.8 million for the year ended December 31, 2014.

Other. The following table sets forth details of other results of Other for the years ended December 31, 2015 and 2014:

	Year ended		Positive
Other	December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Administrative expenses	$(6,066)	$(6,213)	$147
Segment EBITDA	(6,066)	(6,213)	147
Operating income (loss)	(6,066)	(6,213)	147
Interest income (expense), net	5,395	4,458	937
Income (loss) before tax	(671)	(1,755)	1,084
Income tax expense	20	24	(4)
Net income (loss)	$(651)	$(1,731)	$1,080

Administrative expenses and Segment EBITDA for the year ended December 31, 2015 for each was $6.1 million, a decrease of $0.1 million from $6.2 million for the year ended December 31, 2015. During the year ended December 31, 2015, higher costs were incurred as a result of being a publicly listed partnership and for audit and legal costs were incurred associated with the restatement of the Partnership’s financial statements. For the year ended December 31, 2014, administrative expenses of $3.5 million were incurred principally related to audit fees, legal fees and other charges of ours incurred by Höegh LNG’s staff working on preparation for the IPO. In addition, approximately $0.2 million of fees were incurred in establishing the Partnership’s new legal structure in conjunction with the IPO during 2014.

Interest income and expense, net, which is not part of the segment measure of profits, is related to the interest income on the advances to our joint ventures and our $140 million demand note from Höegh LNG until October 1, 2015, net of commitment fees on the undrawn $85 million sponsor credit facility and interest expense on the $47 million seller’s credit note which financed part of the acquisition of Höegh Gallant.

Year Ended December 31, 2014 Compared with the Year Ended December 31, 2013

Time Charter Revenues. The following table sets forth details of our time charter revenues for the years ended December 31, 2014 and 2013:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2014	2013	variance
Time charter revenues	$22,227	$—	$22,227

Time charter revenues for year ended December 31, 2014 were $ 22.2 million, an increase of $22.2 million from the year ended December 31, 2013. The time charter hire payments for PGN FSRU Lampung began July 21, 2014 when the project was ready to begin commissioning. However, there were some technical problems with the regasification system of this vessel in September and October 2014. We were indemnified for the amount payable for the September 2014 and October 2014 invoices by Höegh LNG. For additional discussion, refer to “—PGN LNG Claims including Delay Liquidated Damages and Indemnifications” below and note 21 of our consolidated and combined carve-out financial statements.

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

The Mooring is an offshore installation that is being used to moor the PGN FSRU Lampung to offload the gas into an offshore pipe that transports the gas to a land terminal for the charterer. The Mooring was constructed in China, installed in Indonesia and sold to the charterer. Revenue was recognized on the Mooring based upon the percentage of completion method under which construction contract revenue is recognized using the ratio of costs incurred to estimated total costs multiplied by the total estimated contract revenue to determine revenue. The increase in construction contract revenue is primarily due to progress towards completion of the project for the Mooring, which was 100% as of December 31, 2014, compared with 52% as of December 31, 2013. PGN LNG formally accepted the PGN Lampung project effective October 30, 2014. During the second quarter of 2014, the initial 90% payment for the Mooring was received. During the fourth quarter of 2014, the final 10% payment for the Mooring was invoiced and received from PGN LNG.

PGN LNG issued invoices for delay liquidated damages of $7.1 million related to claims from PGN LNG on the project for the year ended December 31, 2014. Subsequent to December 31, 2014, an understanding with PGN LNG was reached under which no delay liquidated damages will be payable. Due to this subsequent event, no delay liquated damages are reflected in the construction contract expenses for the year ended December 31, 2014. Refer to “—PGN LNG Claims including Delay Liquidated Damages and Indemnifications” below and note 21 of the consolidated and combined carve-out financial statements.

A warranty provision of $2.0 million has been recorded for the year ended December 31, 2014 as part of the construction contract expenses. In ramping up operations, a technical issue was identified associated with the Mooring that requires attention. The technical issue requires replacement of equipment and repairs under our warranties for the functionality of the Mooring to PGN LNG. The warranty provision represents our best estimate of cost to obtain replacement parts and install them. Under the omnibus agreement, all costs incurred for repairs under the warranty will be indemnified by Höegh LNG. For additional discussion, refer to “—PGN LNG Claims including Delay Liquidated Damages and Indemnifications” below and note 21 of our consolidated and combined carve-out financial statements.

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

Vessel operating expenses for year ended December 31, 2014 were $6.2 million, an increase of $6.2 million from the year ended December 31, 2014. This reflects operating costs from the start of the PGN FSRU Lampung time charter as well as crew training costs and certain expenses of the start-up of the time charter hire period beginning July 21, 2014.

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

Administrative expenses related to the corporate costs of the Partnership were $6.2 million for the year ended December 31, 2014, an increase of $2.7 million from $3.5 million for the year ended December 31, 2013. Expenses of $3.5 million were incurred principally related to audit fees, legal fees and other charges of ours incurred by Höegh LNG’s staff working on preparation for the IPO, an increase of $1.1 million from $2.4 million for the year ended December 31, 2013. Approximately $0.2 million relates to fees in establishing the Partnership’s new legal structure in conjunction with the IPO during 2014. The remaining increase in administrative expense of approximately $1.4 million relates to higher costs of being a public partnership and includes charges for preparation of external reporting, legal fees, audit fees, travel costs and consulting fees on implementation of internal controls under Sarbanes-Oxley.

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

Equity in Earnings (Losses) of Joint Ventures. The following table sets forth details of our equity in earnings of joint ventures for the years ended December 31, 2014 and 2013:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2014	2013	variance
Equity in (losses) earnings of joint ventures	$(5,330)	$40,228	$(45,558)

Equity in losses of joint ventures for the year ended December 31, 2014 was $5.3 million, a decrease of $45.5 million from equity in earnings of $40.2 million for the year ended December 31, 2013. The reason for the decrease was an unrealized loss on derivative financial instruments in our joint ventures in the year ended December 31, 2014, compared with an unrealized gain in the year ended December 31, 2013.

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

Interest income for the year ended December 31, 2014 was $5.0 million, an increase of $2.8 million from $2.2 million for the year ended December 31, 2013. Interest income of $3.3 million related to the demand note due from Höegh LNG and $1.7 million related to interest accrued on the advances to our joint ventures for the year ended December 31, 2014. For the year ended December 31, 2013, the entire balance related to interest accrued on the advances to our joint ventures. The decrease in interest income from joint ventures is due to repayment by our joint ventures of a portion of the principal due under the shareholder loans between the periods. The interest rate under the shareholder loans is a rate of 8.0% per year. We lent $140 million to Höegh LNG from net proceeds of the IPO pursuant to a demand note. The note bears interest at a rate of 5.88% per annum.

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

For the years ended December 31, 2014 and 2013, the amortization of debt issuance cost was $4.4 million and $0.4 million, respectively. The increase of $4.0 million related to the start of amortization on the Lampung facility. The deferred debt issuance cost associated with the Mooring tranche of the Lampung facility was fully amortized by the repayment date of July 3, 2014 resulting in a $1.7 million amortization charge for the year ended December 31, 2014. In addition, there was an early repayment of $7.9 million on the remaining tranches of the Lampung facility which resulted in a write down of debt issuance cost of approximately $0.5 million.

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

Other items, net for the year ended December 31, 2014 was $2.8 million, an increase of $1.7 million from $1.1 million for the year ended December 31, 2013. This is primarily due to withholding tax that is payable on interest expense to parties outside of Singapore and Indonesia. The reason for the increase in withholding taxes is primarily a result of the establishment of PT Höegh and Höegh Lampung as of October 1, 2013. Such withholding taxes were only payable on interest expense for three months in 2013.

Income (Loss) Before Tax. The following table sets forth details of our income before tax for the years ended December 31, 2014 and 2013:

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

Income tax expense for the year ended December 31, 2014 was $0.5 million, an increase of $0.5 million compared with the year ended December 31, 2013. We are not subject to Marshall Islands income taxes. However, we are subject to tax for earnings in Indonesia and Singapore starting in the fourth quarter of 2013 and the UK starting in the third quarter of 2014. For the year ended December 31, 2014, the income taxes expense primarily related to Höegh Lampung, our Singapore subsidiary, mainly as a result of internal interest income. For the year ended December 31, 2014, PT Höegh which is incorporated in Indonesia, incurred a tax loss. The tax loss carryforward of $1.3 million expires in 2019.

A deferred tax benefit of $2.0 million, net of valuation allowance of $0.4 million, related to the unrealized losses on interest rate swaps accounted for as a cash flow hedge was recorded as a component of other comprehensive income in the consolidated and combined carve-out statements of comprehensive income for the year ended December 31, 2014.

A valuation allowance for deferred tax assets is recorded when it is more-likely-than-not that some or all of the benefit will not be realized. Given the lack of historical operations in Indonesia, management of the Partnership concluded a valuation allowance should be established to reduce the deferred tax assets on temporary differences and the tax loss carryforward for PT Höegh to the amount deemed more-likely-than-not of realization. A component of the deferred tax asset relates to the cash flow hedge of the interest rate swap. Management concluded that approximately $2.0 million of the deferred tax asset was more-likely-than-not to be realized over the 11 year term of the swap and recognized a deferred tax asset for that amount. Deferred tax expenses for the change in the valuation allowance of $1.5 million and $0.4 million were recorded to income tax expense in the consolidated and combined statement of income and consolidated and combined statement of comprehensive income, respectively, for the year ended December 31, 2014.

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

PGN LNG Claims Including Delay Liquidated Damages and Indemnifications

Following certain delays, the time charter hire on the PGN FSRU Lampung commenced July 21, 2014 for the start of commissioning. During the commissioning to test the PGN FSRU Lampung project (including the Mooring) and the pipeline functionality, technical problems were identified on August 29, 2014. Following the completion of the commissioning, PGN LNG formally accepted and signed the Certificate of Acceptance dated October 30, 2014.

The Partnership’s subsidiary, PT Höegh, had commitments to pay a day rate for delay liquidated damages to PGN LNG for delays in achieving the scheduled arrival date or acceptance by the scheduled delivery date. PGN LNG issued invoices for $7.1 million for delay liquidated damages. PGN LNG also did not pay its time charter hire for September 2014 or October 2014.

The Partnership was indemnified under the omnibus agreement by Höegh LNG for both delay liquidated damages and any hire rate payments not received under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the acceptance date of the PGN FSRU Lampung. The Partnership filed indemnification claims for the September and October 2014 invoices not paid by PGN LNG of $6.5 million and $6.7 million, respectively, and received payments from Höegh LNG in September and October 2014, respectively. Indemnification for hire rate payments was accounted for consistent with the accounting policies for loss of hire insurance, and was recognized when the proceeds were received. Therefore, the Partnership recognized the payments from Höegh LNG for September 2014 and October 2014 as revenue.

During March 2015, an understanding with PGN LNG and PT Höegh was reached. Under the main terms of this understanding, PGN LNG would not pay the time charter hire for September 2014 or October 2014 and PT Höegh would not pay the delay liquidated damages. The delay liquidated damages that had been recorded to construction contract expenses were reversed as a result of the understanding for the year ended December 31, 2014. Since PT Höegh did not pay any delay liquidated damages to PGN LNG, the Partnership’s claim for indemnification from Höegh LNG was cancelled. On June 30, 2015, the formal Settlement and Release Agreement was signed by PT Höegh and PGN LNG formalizing the understanding. As a result, the Partnership has no further exposure to claims from PGN LNG or other parties associated with the delivery commitments and it has been fully indemnified by Höegh LNG for the loss of time charter hire payments.

As of December 31, 2014, a warranty allowance of $2.0 million was recorded to construction contract expenses related to the Mooring. The Partnership filed indemnification claims for the warranty allowance of $2.0 million to be paid to the Partnership by Höegh LNG when costs are incurred for the warranty. As of December 31, 2015, approximately $1.0 million of the warranty allowance had been used and the remaining warranty allowance was $1.0 million. The Partnership has received indemnification payments for the warranty costs incurred during 2015 and the first quarter of 2016.

The Partnership was indemnified by Höegh LNG for non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project prior to the date of acceptance and for certain costs related to the restatement of the Partnership’s financial statements filed with the SEC on November 30, 2015. For the year ended December 31, 2015, the Partnership filed claims for indemnification of non-budgeted expenses (including the warranty provision, value added tax, withholding tax and costs related to the restatement of the Partnership’s financial statements) of $7.7 million, of which $6.6 million was paid. Indemnification payments received from Höegh LNG are recorded as a contribution to equity. No such indemnification claims were filed or paid during 2014. In the first quarter of 2016, the Partnership filed indemnification claims for non-budgeted expenses and costs of $0.8 million principally related to costs incurred in 2015 related to the restatement of the Partnership’s financial statements.

Segments

We have two segments, which are the “Majority held FSRUs” and the “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization and interest income from advances to our joint ventures and the demand note from Höegh LNG are included in “Other.” Refer to note 5 in our consolidated and combined carve-out financial statements for additional information.

We measure our segment profit based on Segment EBITDA. Segment EBITDA is reconciled to operating income and net income for each segment in the segment tables below. Please read “Item 3.A. Selected Financial Data—Non-GAAP Financial Measures” for a definition of Segment EBITDA and a reconciliation of Segment EBITDA to net income.

For the year ended December 31, 2014, Majority held FSRUs included the direct financing lease related to the PGN FSRU Lampung and construction contract revenue and expenses of the Mooring. The Mooring was constructed on behalf of, and was sold to, PGN LNG using the percentage of completion method of accounting. The Mooring project was completed as of December 31, 2014. For the year ended December 31, 2013, Majority held FSRUs includes a newbuilding, the PGN FSRU Lampung, and construction contract revenues and expenses of the Mooring under construction. As of December 31, 2014 and 2013, Joint venture FSRUs include two 50% owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer, GDF Suez.

Majority Held FSRUs. The following table sets forth details of segment results for the Majority held FSRUs for the years ended December 31, 2014 and 2013:

	Years ended		Positive
Majority Held FSRUs	December 31,		(negative)
(in thousands of U.S. dollars)	2014	2013	variance
Time charter revenues	$22,227	$—	$22,227
Construction contract revenues	51,868	51,062	806
Other revenues	474	511	(37)
Total revenues	74,569	51,573	22,996
Voyage & vessel operating expenses	(7,336)	—	(7,336)
Construction contract expense	(38,570)	(43,958)	5,388
Administrative expenses	(6,353)	(4,490)	(1,863)
Segment EBITDA	22,310	3,125	19,185
Depreciation and amortization	(1,317)	(8)	(1,309)
Operating income	20,993	3,117	17,876
Financial income (expense), net	(12,113)	(1,448)	(10,665)
Income before tax	8,880	1,669	7,211
Income tax expense	(505)	—	(505)
Net income	$8,375	$1,669	$6,706

Total revenues for the year ended December 31, 2014 were $74.6 million, an increase of $23.0 million from $51.6 million for the year ended December 31, 2013. The main reason for the increase was due to time charter revenues for PGN FSRU Lampung, which began July 21, 2014 when the project was ready to begin commissioning.

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

Administrative expenses for the year ended December 31, 2014 were $6.4 million, an increase of $1.9 million from $4.5 million for the year ended December 31, 2013. The higher costs in 2014 reflect greater required resources and other expenses in the ramp up phase of operations for the PGN FSRU Lampung.

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

Administrative expenses and Segment EBITDA for the year ended December 31, 2014 for each was $6.2 million, an increase of $2.6 million from $3.6 million for the year ended December 31, 2013. Expenses of $3.5 million were incurred principally related to audit fees, legal fees and other charges of ours incurred by Höegh LNG’s staff working on preparation for the IPO, an increase of $1.1 million from $2.4 million for the year ended December 31, 2013. Approximately $0.2 million relates to fees in establishing the new legal structure in conjunction with the IPO during 2014. The remaining negative variance of approximately $1.4 million relates to higher costs of being a public partnership and includes charges for preparation of external reporting, legal fees, audit fees, travel costs and consulting fees on implementation of internal controls under Sarbanes-Oxley.

Interest income, which is not part of the segment measure of profits, is related to the interest accrued on the advances to our joint ventures for the years ended December 31, 2014 and 2013 and interest income on the demand note due from Höegh LNG from the closing of the IPO on August 12, 2014.

B.	Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of cash from operations, the utilization of borrowings from commercial banks and debt and equity financings. Our liquidity requirements relate to paying our unitholder distributions, servicing interest and quarterly repayments on our debt (“debt amortization”), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. The liquidity requirements of our joint ventures relate to the servicing of debt, including repayment of shareholder loans, funding working capital, including drydocking, and maintaining cash reserves against fluctuations in operating cash flows.

Our sources of liquidity include cash balances, cash flows from our operations, interest and repayment of principal from our advances to our joint ventures and our undrawn balance under the $85 million sponsor credit facility. Cash and cash equivalents are denominated primarily in U.S. dollars. We do not currently use derivative financial instruments for other purposes than managing interest rate risks. The advances to our joint ventures (shareholder loans) are subordinated to the joint ventures’ long-term bank debt, consisting of the Neptune facility and the Cape Ann facility. Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of the joint ventures. Dividend distributions from our joint ventures require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans; and c) under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution. Dividends from Höegh Lampung may only be paid out of profits under Singapore law. Dividends from PT Höegh may only be paid if its retained earnings are positive under Indonesian law and requirements are fulfilled under the Lampung facility. As of December 31, 2015, PT Höegh had negative retained earnings and therefore cannot make dividend payments under Indonesia law. However, subject to meeting a debt service ratio of 1.20 to 1.00, PT Höegh can distribute cash from its cash flow from operations to us as payment of intercompany accrued interest and/or intercompany debt, after quarterly payments of the Lampung facility and fulfilment of the “waterfall” provisions to meet operating requirements as defined by the Lampung facility. Under Cayman Islands law, FSRU III may only pay distributions out of profits or capital reserves if the entity is solvent after the distribution. Dividends from Höegh Cyprus may only be distributed (i) out of profits and not from the share capital of the company and (ii) if after the dividend payment, Höegh Cyprus would remain in compliance with the financial covenants under the Gallant/Grace facility.

On October 1, 2015, the Partnership financed part of the acquisition of Höegh FSRU III, the entity that indirectly owns the Höegh Gallant, with the seller’s credit note of $47 million and a liability for the working capital adjustment of $7.2 million. The $47 million seller’s credit note bears interest at 8% per annum which is paid on a quarterly basis. On February 28, 2016, the maturity of the seller’s credit note was extended to January 1, 2020. The fair value of the outstanding debt under the Gallant facility financing the Höegh Gallant was approximately $184.7 million upon the closing of the acquisition. The fair value of the Gallant facility has been determined based upon the margins, fixed interest rates and guarantee commission had the Gallant facility been entered on the acquisition date. Based upon its fair value, the weighted average effective interest rate for the Gallant facility, excluding the impact of the associated interest rate swaps, is 3.0%. Refer to “—Borrowing Activities—Long-Term Debt—Gallant/Grace Facility” for a description of the Gallant facility.

As of December 31, 2015, we do not have material commitments for capital expenditures for our current business. Our expected expenditures for our current business include funding repairs and replacement parts of approximately $1.0 million for the Mooring. This expenditure is indemnified by Höegh LNG under the omnibus agreement. Therefore, the funding for this expenditure will be provided by Höegh LNG.

We believe our cash flows from operations, including distributions to us from PT Höegh and Höegh Cyprus as payment of intercompany interest and/or intercompany debt, and repayment of principal from our advances to our joint ventures will be sufficient to meet our debt amortization and working capital needs and maintain cash reserves against fluctuations in operating cash flows. In addition, we require liquidity to pay distributions to our unitholders. In connection with the IPO, we entered into an $85 million sponsor credit facility with Höegh LNG, which we believe will provide us with adequate liquidity reserve to fund our distributions and other general liquidity needs. On February 28, 2016, the maturity of the undrawn $85 million sponsor credit facility was extended to January 1, 2020.

Generally, our long-term source of funds will be cash from operations, long-term bank borrowings and other debt and equity financings. Because we will distribute all of our available cash, we expect that we will rely principally upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

We have not made use of derivative instruments for currency risk management purposes. We have interest rate swap contracts for the Lampung facility (“Lampung swaps”) and the Gallant facility (“Gallant swaps”). As of December 31, 2015, we had outstanding interest rate swap agreements for a total notional amount of $193.3 million and $143.8 million to hedge against the interest rate risks of our long-term debt under the Lampung facility and Gallant facility, respectively. We apply hedge accounting for these interest rate swaps. We receive interest based on three month US dollar LIBOR and pay fixed rates of 2.8% on the Lampung swap and 1.9105% to 1.9145% on the Gallant swap. The Lampung swaps amortize over 12 years to match the outstanding balance of the Lampung facility. From their inception, the Gallant swaps amortize over 5 years to match the outstanding balance of the Gallant facility. Refer to “Item 5.F. Tabular Disclosure of Contractual Obligations.” The carrying value of the liability for derivative financial instruments was $10.8 million as of December 31, 2015. In addition, our joint ventures have utilized interest rate swap contracts that are not designated as hedges for accounting purposes. Please read note 20 to our consolidated and combined carve-out financial statements. For information about our joint ventures’ derivative instruments, please read note 12 to our joint ventures’ combined financial statements.

As of December 31, 2015, the Partnership had cash and cash equivalents of $32.9 million and an undrawn sponsor credit facility of $85 million. Current restricted cash as of December 31, 2015 was $10.6 million of which $10.5 million and $0.1 million relates to operating obligations of the PGN FSRU Lampung and Höegh Gallant, respectively. Long-term restricted cash required under the Lampung facility was $14.8 million as of December 31, 2015. In addition $0.4 million of long-term restricted cash related to cash balances in EGP which are not readily exchangeable into other currencies. The Partnership’s total long-term debt was $362.8 million as of December 31, 2015, repayable in quarterly installments of $8.1 million. As of December 31, 2015, our total current liabilities exceeded total current assets by $5.5 million which is largely a result of mark-to market valuations of our interest rate swaps (derivative instruments) of $4.9 million. We do not plan to terminate the interest rate swaps before their maturity and, as a result, we will not realize these liabilities. We believe our current resources, including the sponsor credit facility, are sufficient to meet our working capital requirements for our current business for the next twelve months.

For information regarding estimated maintenance and replacement capital expenditures, impacting our cash distributions, please read “Item 8.A. Consolidated Statements and Other Financial Information—Estimated Maintenance and Replacement Capital Expenditures.”

Cash Flows

Cash Flows for the Years ended December 31, 2015 and 2014

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the years presented:

	Year ended December 31,
(in thousands of U.S. dollars)	2015	2014
Net cash provided by operating activities	$42,785	$27,976
Net cash provided by (used in) investing activities	15,455	(292,199)
Net cash provided by (used in) financing activities	(55,849)	294,592
Increase (decrease) in cash and cash equivalents	2,391	30,369
Cash and cash equivalents, beginning of period	30,477	108
Cash and cash equivalents, end of period	$32,868	$30,477

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $42.8 million for the year ended December 31, 2015 compared with $27.9 million for the year ended December 31, 2014. Cash flows from operating activities reflect that the PGN FSRU Lampung was operating under the time charter for the full year ended December 31, 2015 and, due to the acquisition, the Höegh Gallant contributed cash flows from operations for the three months ended December 31, 2015. The net cash provided by operating activities for the year ended December 31, 2014 was mainly due to the receipt of the full Mooring payment and that the time charter hire commenced for the PGN FSRU Lampung on July 21, 2014. In addition, cash of $26.3 million was used to pay the tax authorities for a refundable value tax on the import of the PGN FSRU Lampung into Indonesia.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities was $15.5 million for the year ended December 31, 2015 and net cash used in investing activities was $292.2 million for the year ended December 31, 2014. The cash provided by investing activities for the year ended December 31, 2015 primarily related to the receipt of $5.8 million for principal on advances to joint ventures, the receipt of $2.9 million in principal on the direct financing lease of the PGN FSRU Lampung and $7.7 million in cash acquired as part of the acquisition of the Höegh Gallant. This was partially offset by cash used for expenditure for equipment of $1.0 million. For the year ended December 31, 2014, net cash used in investing activities mainly related to expenditures for newbuildings for the final 60% payment and payments due for change orders due to the delivery of the PGN FSRU Lampung and the $140 million demand note lent to Höegh LNG following the closing of the IPO. This was partially offset by cash provided by the $1.1 million in principal payments on advances to joint ventures, the receipt of principal payment on the direct financing lease of $1.3 million and the release of restricted cash for a letter of credit of $10.7 million during the year ended December 31, 2014.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities for the year ended December 31, 2015 was $55.8 million compared with net cash provided by financing activities of $294.6 million for the year ended December 31, 2014.

Net cash used in financing activities for the year ended December 31, 2015 was mainly due to the repayment of $22.3 million on the Lampung and Gallant facilities, the repayment of $4.8 million for part of a customer loan that funded value added taxes for import of the PGN FSRU Lampung to Indonesia and our payment of $35.5 million of cash distributions to our unitholders. This was partially offset by the receipt of $6.6 million from Höegh LNG for the indemnification claim for non-budgeted expenses under the omnibus agreement.

Net cash provided by financing activities during the year ended December 31, 2014 was impacted by the closing of our IPO and the application of the net proceeds and lending during the period. We received net proceeds, after deduction for the underwriters’ discounts and expenses of the offering, of $203.5 million. We distributed $43.5 million in cash from the proceeds to Höegh LNG. We drew $257.1 million on the Lampung facility that was used for payments for the contractual commitments for the PGN FSRU Lampung and the Mooring construction contract expenses, paid $8.0 million in debt issuance cost related to the facility and received proceeds of $10.8 million from amounts, loans and promissory notes due to owners and affiliates. Part of the proceeds of the debt was used to repay $74.6 million of amounts, loans and promissory notes from owners and affiliates. Following the first Mooring payment, the full Mooring tranche of $32.1 million was repaid. Following the final Mooring payment, an early repayment of $7.9 million was made on the Lampung facility and a cash settlement of $1.1 million was made to reduce the amount of the interest rate swaps. On the import of the PGN FSRU Lampung into Indonesia during 2014, we obtained funding from PGN LNG of $26.3 million to pay for the refundable value added tax on import. Refer to “Net Cash Provided by (Used in) Operating Activities” above. The net distributions to the owner were $11.2 million for the year ended December 31, 2014.

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

On the import of the PGN FSRU Lampung into Indonesia during 2014, we obtained funding from PGN LNG of $26.3 million to pay for the refundable value added tax on import. Refer to “—Net Cash Provided by (Used in) Operating Activities” above.

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

Borrowing Activities

Loans and Promissory Notes Due to Owners and Affiliates

The following table sets forth our loans and promissory notes due to owners and affiliates as of December 31, 2015 and 2014:

	As of
	December 31,
(in thousands of U.S. dollars)	2015	2014
Loans and promissory notes due to owners and affiliates	$287	$467

In connection with the IPO, we entered into an $85 million sponsor credit facility with Höegh LNG. No amounts have been drawn under the facility. The balances as of December 31, 2015 and 2014 included in the table above reflect the accrued commitment fee

Sponsor Credit Facility with Höegh LNG

On February 28, 2016, the maturity of the $85 million sponsor credit facility with Höegh LNG was extended to January 1, 2020, unless otherwise terminated due to an event of default. Interest on drawn amounts is payable quarterly at LIBOR plus a margin of 4.0%. Additionally, we are required to pay a 1.4% annual commitment fee, payable quarterly, to Höegh LNG on undrawn available amounts under the sponsor credit facility. Drawings on the sponsor credit facility are subject to customary conditions precedent, including absence of a default or event of default and accuracy of representations and warranties in all material respects.

The sponsor credit facility identifies various events of default that may trigger acceleration and cancellation of the facility, such as:

·	failure to repay principal and interest;

·	inaccuracy of representations and warranties;

·	cross-default to other indebtedness held by us or our subsidiaries; and

·	bankruptcy and certain other insolvency events.

Seller’s Credit Note from Höegh LNG

The following table sets forth our seller’s credit note as of December 31, 2015 and 2014:

	As of
	December 31,
(in thousands of U.S. dollars)	2015	2014
Seller’s credit note	$47,000	$—

On October 1, 2015, the Partnership financed part of the acquisition of the entity that indirectly owns the Höegh Gallant with a seller’s credit note from a subsidiary of Höegh LNG.

The $47 million seller’s credit note from Höegh LNG is unsecured and matures on January 1, 2020. Interest on the note is payable quarterly and bears interest at a rate of 8% per year. We may prepay the seller’s credit note without penalty upon 10 business days’ notice to Höegh LNG. The seller’s credit note is subordinated to the obligations under the Gallant/Grace facility. Höegh LNG may accelerate the seller’s credit note upon any breach by us, and the maturity date of the note is deemed to occur immediately upon our bankruptcy and certain other insolvency events. On February 28, 2016, the maturity of the note was extended to January 1, 2020.

Long-term debt

The following table sets forth our long-term debt as of December 31, 2015 and 2014:

	As of
	December 31,
(in thousands of U.S. dollars)	2015	2014
Lampung facility:
Export credit tranche	$153,755	$168,640
FSRU tranche	39,517	43,693
Gallant facility
Commercial tranche	139,701	—
Export credit tranche	40,333	—
Outstanding principal	373,306	212,333
Lampung facility unamortized debt issuance cost	(11,745)	(14,130)
Gallant facility unamortized fair value of debt assumed	1,282	—
Total debt	362,843	198,203
Less: Current portion of long-term debt	(32,208)	(19,062)
Long-term debt	$330,635	$179,141

Refer to “Item 5.F. Tabular Disclosure of Contractual Obligations” and note 15 in the consolidated and combined carve-out financial statements for the maturity profile of the debt.

Lampung Facility

In September 2013, PT Höegh entered into a secured $299 million term loan facility and $10.7 million standby letter of credit facility (the “Lampung facility”) with a syndicate of banks and an export credit agency for the purpose of financing a portion of the construction of the PGN FSRU Lampung and the Mooring. The $10.7 million standby letter of credit facility supported guarantees to PGN LNG for delivery obligations of the PGN FSRU Lampung and Mooring under the time charter for the PGN FSRU Lampung. Höegh LNG is the guarantor for the facility. The facility was drawn in installments as construction was completed. The term loan facility includes two commercial tranches, the FSRU tranche and the Mooring tranche, and the export credit tranche. The interest rates vary by tranche. The letter of credit facility expired and was never drawn.

On March 4, 2014, PT Höegh drew $96 million of the Lampung facility, of which $28.4 million, $32.1 million and $35.5 million were drawn on the FSRU tranche, the Mooring tranche and the export credit tranche, respectively. On April 8, 2014, PT Höegh drew $161.1 million of the Lampung facility, of which $18.0 million and $143.1 million were drawn on the FSRU tranche and export credit tranche, respectively. On July 3, 2014, the full principal amount of $32.1 million on the Mooring tranche and accrued interest was repaid. The final available commitment on the FSRU tranche of $12.1 million was never drawn. On December 29, 2014, PT Höegh made an early repayment of $7.9 million, of which $1.6 million and $6.3 million was repaid on the FSRU tranche and the export credit tranche, respectively. Following the acceptance by PGN LNG of the PGN FSRU Lampung, the quarterly repayments began on December 29, 2014.

The FSRU tranche has an interest rate of LIBOR plus a margin of 3.4%. The interest rate for the export credit tranche is LIBOR plus a margin of 2.3%. The first repayment of both tranches occurred on December 29, 2014. The FSRU tranche is repayable quarterly over 7 years with a final balloon payment of $16.5 million. The export credit tranche is repayable in quarterly installments over 12 years assuming the balloon payment of the FSRU tranche is refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance upon maturity of the FSRU tranche. The Mooring tranche of $61.9 million bore interest at a rate equal to LIBOR plus a margin of 2.5%. The Mooring tranche was fully repaid on July 3, 2014.

Commitment fees were 1.4%, 0.9% and 1.0% of the undrawn portions of the FSRU tranche, the export credit tranche and the Mooring tranche, respectively.

The primary financial covenants under the Lampung facility are as follows:

·	PT Höegh must maintain a minimum debt service coverage ratio of 1.10 to 1.00 for the preceding nine-month period tested beginning from the second quarterly repayment date of the export credit tranche and on each quarterly repayment date thereafter;
·	Höegh LNG’s book equity must be greater than the higher of (i) $200 million and (ii) 25.0% of total assets; and
·	Höegh LNG’s free liquid assets (cash and cash equivalents or available draws on credit facilities) must be greater than $20 million.

As of December 31, 2015 and 2014, the guarantor was in compliance with the financial covenants. The covenant for the borrower is effective from March 2015. As of December 31, 2015 and March 31, 2015, the borrower was in compliance with the financial covenants.

Höegh LNG, as guarantor, has issued the following guarantees related to the Lampung facility that remain in effect as of December 31, 2015: (a) an unconditional and irrevocable on-demand guarantee for the repayment of the balloon repayment installment of the FSRU tranche callable only at final maturity of the FSRU tranche; (b) an unconditional and irrevocable on-demand guarantee for all amounts due in respect of the export credit agent in the event that the export credit agent exercises its prepayment right for the export credit tranche if the FSRU tranche is not refinanced; and (c) undertaking that, if the time charter is terminated for an event of vessel force majeure, that under certain conditions, a guarantee will be provided for the outstanding debt, less insurance proceeds for vessel force majeure. In addition, all project agreements and guarantees are assigned to the bank syndicate and the export credit agent, all cash accounts and the shares in PT Höegh and Höegh Lampung are pledged in favor of the bank syndicate and the export credit agent.

The Lampung facility requires cash reserves that are held for specifically designated uses, including working capital, operations and maintenance and debt service reserves. Distributions are subject to “waterfall” provisions that allocate project revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) with the remaining cash being distributable only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical debt service coverage ratio, no default or event of default then continuing or resulting from such distribution and Höegh LNG not being in breach of the financial covenants applicable to it. The Lampung facility contains customary restrictions that limit, among other things, the ability of PT Höegh to change its business, sell or grant liens on its property including the PGN FSRU Lampung, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions, enter into intercompany transactions and make distributions.

The Lampung facility identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of the PGN FSRU Lampung. The Lampung facility contains customary events of default such as:

·	change of ownership;

·	inaccuracy of representations and warranties;

·	failure to repay principal and interest;

·	failure to comply with the financial or insurance covenants;

·	cross-default to other indebtedness held by Höegh LNG or PT Höegh;

·	bankruptcy and other insolvency events at Höegh LNG or PT Höegh;

·	occurrence of certain litigation events at Höegh LNG or PT Höegh;

·	the occurrence of a material adverse effect in respect of Höegh LNG, PT Höegh or the charterer;

·	breach by the contractor of any technical services agreement, master maintenance agreement or a master parts agreement pertaining to the vessel;

·	termination or breach of the charter; and

·	cross-default to certain material project contracts.

Gallant/Grace Facility

On October 1, 2015, the Partnership acquired Höegh FSRU III, the entity that owns Höegh Cyprus, which owns the Höegh Gallant. Höegh Cyprus, together with Höegh FSRU IV, a subsidiary of Höegh LNG and the owner of the FSRU Höegh Grace, are borrowers (the “Borrowers”) under a term loan facility (the “Gallant/Grace facility”) with a syndicate of banks and an export credit agency for the purpose of financing a portion of the Höegh Gallant and the Höegh Grace. The facility is secured by, among other things, a first priority mortgage of the Höegh Gallant and the Höegh Grace, an assignment of Höegh Cyprus’s rights under the time charter with EgyptCo, the assignment of EgyptCo’s rights under its time charter with EGAS, the assignment of a bank guarantee for the performance of EGAS under the time charter and a pledge of the Borrower’s and EgyptCo’s cash accounts. We have provided a pledge of shares in Höegh Cyprus and Höegh FSRU III, and Höegh LNG has provided a pledge of shares in EgyptCo as security for the facility. Höegh LNG, Höegh LNG Ltd., Höegh LNG Colombia Holdings Ltd., a subsidiary of Höegh LNG, Höegh FSRU III and the Partnership are guarantors for the facility.

The Gallant/Grace facility includes two commercial tranches and the export credit tranche related to the Höegh Gallant (the “Gallant facility”) and a commercial tranche and the export credit tranche related to the Höegh Grace (the “Grace facility”). As of December 31, 2015, no amounts had been drawn related to the Höegh Grace. All of the tranches under the Gallant/Grace facility are cross-defaulted, cross-collateralized (except that the banks cannot enforce any of their rights to the security provided by Höegh Cyprus, Höegh FSRU III, the Partnership or EgyptCo unless an event of default occurs directly and expressly with respect to the Partnership, its subsidiaries or EgyptCo and its direct shareholders), and cross-guaranteed (except that the Partnership does not guarantee the obligations of Höegh FSRU IV). The obligations of the Borrowers are joint and several. The interest rates vary by tranche. The two commercial tranches related to the Gallant facility have an interest rate of LIBOR plus a margin of 2.7% based on the facility agreement. The interest rate for the export credit tranche related to the Gallant facility has a fixed interest rate and guarantee commission of 4.18% based on the facility agreement. The commercial tranches are repayable quarterly with a final balloon payment of $106.5 million due in September 2019. The export credit tranche is repayable in quarterly installments with the final payment in October 2026 assuming the balloon payments of the commercial tranches are refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance of $26.6 million upon maturity of the commercial tranches. The weighted average interest rate for the Gallant facility, excluding the impact of the associated interest rate swaps, for the three months ended December 31, 2015 was 3.4%.

The fair value of the Gallant facility as of the acquisition date of October 1, 2015 has been determined based upon margins, fixed interest rates and guarantee commission had the financing been entered on the acquisition date. Based upon its fair value, the weighted average effective interest rate for the Gallant facility, excluding the impact of the associated interest rate swaps, was 3.1% for the three months ended December 31, 2015.

The primary financial covenants under the Gallant/Grace facility are as follows:

•	Höegh LNG must maintain
o	Consolidated book equity (excluding hedge reserves and mark to market value of derivatives) equal to the greater of
▪	$200 million, and
▪	25% of total assets
o	Free liquid assets (cash and cash equivalents, publicly trade debt securities with an A rating with Standard & Poor’s and available draws under a bank credit facility for a term of more than 12 months) equal to the greater of
▪	$20 million,
▪	5% of total consolidated indebtedness provided on a recourse basis, and
▪	Any amount specified to be a minimum liquidity requirement under any legal obligation.

•	The Partnership must maintain
o	Consolidated book equity (excluding hedge reserves and mark to market value of derivatives) equal to the greater of
▪	$150 million, and
▪	25% of total assets
o	Free liquid assets (cash and cash equivalents, publicly trade debt securities with an A rating with Standard & Poor’s and available draws under a bank credit facility for a term of more than 12 months) equal to the greater of
▪	$15 million, and
▪	$3 million multiplied by the number of vessels owned or leased by the Partnership

•	Each Borrower must maintain
o	Current assets greater than current liabilities, and
o	Solely with respect to Höegh Cyprus, a ratio of EBITDA to debt service (principal repayments, guarantee commission and interest expense) of a minimum of 115%

In addition, a security maintenance ratio based on the aggregate market value of the Höegh Gallant, the Höegh Grace and any additional security must be at least 125% of the aggregate outstanding loan balance.

If the security maintenance ratio is not maintained, the relevant Borrower has 30 days to provide more security or to repay part of the loan to be in compliance with the ratio no later than 30 days after notice from the lenders

As of December 31, 2015, Höegh LNG, the Partnership and each Borrower were in compliance with the financial covenants.

Under the Gallant/Grace facility, cash accounts are freely available for the use of the Borrowers, unless there is an event of default. Cash can be distributed as dividends or to service loans of owners and affiliates provided that after the distribution the Borrowers would remain in compliance with the financial covenants and security maintenance ratio. The Gallant/Grace facility limits, among other things, the ability of the Borrowers to change its business, sell or grant liens on its property including the Höegh Gallant or the Höegh Grace, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions and enter into intercompany debt that is not subordinated to the Gallant/Grace facility.

The Gallant/Grace facility identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of the Höegh Gallant or the Höegh Grace. The facility contains events of default such as:

·	change of control of the Borrowers or the Partnership;

·	inaccuracy of representations;

·	failure to repay principal and interest;

·	failure to comply with the financial or insurance covenants;

·	cross-default to other indebtedness held by the Partnership, Höegh LNG or any of their subsidiaries (including the Borrowers and EgyptCo);

·	bankruptcy and other insolvency events for the Partnership, Höegh LNG or any of their subsidiaries (including the Borrowers and EgyptCo); and

·	occurrence of certain litigation events for the Partnership, Höegh LNG or any of their subsidiaries (including the Borrowers and EgyptCo).

However, the banks cannot enforce any of their rights to the security provided by Höegh Cyprus Höegh FSRU III, the Partnership or EgyptCo unless an event of default occurs directly and expressly with respect to the Partnership, its subsidiaries or EgyptCo and its direct shareholders. However, should the Partnership ever acquire the Höegh Grace, the banks could enforce all their rights to security under the cross-collateral and cross-guarantee provisions of the Gallant/Grace facility.

Under the contribution, purchase and sale agreement entered into with respect to the purchase of Höegh FSRU III, the entity that indirectly owns the Höegh Gallant, Höegh LNG will indemnify us for liabilities under the Gallant/Grace facility not attributable to the Höegh Gallant.

On March 30, 2016, the Höegh Grace was delivered and $200 million was drawn on the Grace facility which was secured by a first security mortgage of the Höegh Grace and the assignment or pledge of certain other assets associated with the Höegh Grace.

Joint Ventures Debt

The debt of our joint ventures is not consolidated on our consolidated and combined carve-out financial statements, but it is included as a component in “Investment in and advances to joint ventures” on our combined carve-out balance sheet in accordance with the equity method of accounting.

Loans Due to Owners (Shareholder Loans)

The loans due to owners consist of shareholder loans where the principal amounts, including accrued interest, are repaid based on available cash after servicing of long-term bank debt. As of December 31, 2015, our 50.0% share of the outstanding balance was $14.0 million. The shareholder loans are due not later than the 12th anniversary of the delivery date of each FSRU. The GDF Suez Neptune and the GDF Suez Cape Ann were delivered November 30, 2009 and June 1, 2010, respectively. The shareholder loans are subordinated to the long-term bank debt, consisting of the Neptune facility and the Cape Ann facility (described below). Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of our joint ventures. The shareholder loans bear interest at a fixed rate of 8.0% per year. The Partnership is due 50.0% of the outstanding balance and the other joint venture partners have, on a combined basis, an equal amount of shareholder loans outstanding at the same terms to each of our joint ventures.

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

Neptune Facility

In December 2007, our joint venture owning the GDF Suez Neptune, as the borrower, entered into a $300 million secured facility with a syndicate of banks as long term financing of the construction of the GDF Suez Neptune (the “Neptune facility”). As of December 31, 2015, our 50.0% share of the outstanding balance, excluding deferred debt issuance cost, was $123.6 million. The Neptune facility is secured with a first priority mortgage of the GDF Suez Neptune, an assignment of its rights under the time charter and a pledge of the borrower’s cash accounts. We and the other owners of the borrower have provided a negative pledge of shares in the borrower as security for the facility. In addition, Höegh LNG and MOL guarantee funding of drydocking costs and remarketing efforts in the event of an early termination of the charter.

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

The Neptune facility identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of the GDF Suez Neptune. The Neptune facility contains customary events of default such as:

·	change of ownership;

·	inaccuracy of representations and warranties;

·	failure to repay principal and interest;

·	cross-default to other indebtedness held by the borrower;

·	bankruptcy and other insolvency events related to the borrower; and

·	termination or breach of the charter.

Cape Ann Facility

In December 2007, our joint venture owning the GDF Suez Cape Ann, as the borrower, entered into a $300 million secured facility with a syndicate of banks as long term financing of the construction of the GDF Suez Cape Ann (the “Cape Ann facility”). As of December 31, 2015, our 50.0% share of the outstanding balance, excluding deferred debt issuance cost, was $127.1 million. The Cape Ann facility is secured with a first priority mortgage of the GDF Suez Cape Ann, an assignment of its rights under the time charter and a pledge of the borrower’s cash accounts. We and the other owners of the borrower have provided a negative pledge of shares in the borrower as security for the facility. In addition, Höegh LNG and MOL guarantee funding of drydocking costs and remarketing efforts in the event of an early termination of the charter.

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

The Cape Ann facility identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of the GDF Suez Cape Ann. The Cape Ann facility contains customary events of default such as:

·	change of ownership;

·	inaccuracy of representations and warranties;

·	failure to repay principal and interest;

·	cross-default to other indebtedness held by the borrower;

·	bankruptcy and other insolvency events related to the borrower; and

·	termination or breach of the charter.

Critical Accounting Estimates

The preparation of our consolidated and combined carve-out financial statements and of the combined financial statements of our joint ventures in accordance with US GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by us that are considered to involve a higher degree of judgment in their application. Please read note 2 to our consolidated and combined carve-out financial statements and the combined financial statements of our joint ventures.

Time Charter Revenue Recognition

Revenue arrangements include the right to use FSRUs for a stated period of time that meet the criteria for lease accounting, in addition to providing a time charter service element. The lease element of time charters that are accounted for as operating leases. The Höegh Gallant’s time charter is accounted for as an operating lease. The lease element of time charters that are accounted for as direct financing leases is recognized over the charter term using the effective interest rate method and is included in time charter revenues. Direct financing leases are reflected on the balance sheets as net investments in direct financing leases. The PGN FSRU Lampung time charter is accounted for as a direct financing lease.

Evaluation of whether a time charter should be accounted for as an operating or financial lease requires use of judgment. Our evaluations of each time charter require that we estimate the fair value of our FSRUs, the estimated useful lives of those vessels, whether the option price, if any, represents a bargain purchase option, whether options to extend the time charter are reasonably assured and other factors.

The impact of the change in such estimates could impact our evaluation of the accounting for the time charters as operating or financial leases.

Operating leases recognize revenues on a straight-line basis as time charters are paid while financial leases use the effective interest rate method. Under the effective interest rate method, part of the payment is reflected as a repayment of the net investment in the direct financing lease (receivable). As a result, the revenue component of a direct financial lease shows a declining profile over time. However, the cash flows from time charters are not impacted by the accounting treatment applied.

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

Construction Contract Revenue and Related Expenses

Revenue on construction contracts is recognized under the percentage of completion method using the ratio of costs incurred to estimated total costs. It is our judgment that until a construction contract reaches at least 25.0% completion, there may be insufficient information to determine the estimated profit with a reasonable level of certainty to recognize a margin on the contract. Revenue from contract change orders, if any, is recognized when the owner has agreed to the change order in writing. Provisions are recognized in the consolidated and combined carve-out financial statements of income for the full amount of estimated losses on uncompleted contracts whenever evidence indicates that the estimated total cost of a contract exceeds its estimated total revenue. All contract costs, including those associated with change orders, are recorded as incurred, and revisions to estimated total costs are reflected as soon as the obligation to perform is determined. Contract costs consist of direct costs on contracts, including labor and materials and amounts payable to subcontractors and interest.

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

Valuation of Derivative Financial Instruments

Under our risk management policies, we currently use of derivative financial instruments to manage interest rate risk. For interest rate swaps that are designated as cash flow hedges for accounting purposes, the changes in the fair value of the interest rate swaps are recorded in other comprehensive income (OCI) for that portion that is effective. Amounts included in accumulated OCI are reclassified to earnings in the consolidated and combined carve-out statement of income when the hedged transaction is reflected in the statement of income. Ineffective portions of the cash flow hedges and amortization of amounts excluded form hedge effectiveness are recognized in statement of income as they occur or are amortized on a systematic basis, respectively. To qualify as a cash flow hedge, an assessment of whether the interest rate swap designated as a hedging instrument is highly effective in offsetting changes in the cash flows of hedged items must be assessed at the designation date and over the life of the instrument. If a hedge is no longer highly effective, hedge accounting is discontinued on a prospective basis. Changes in fair value of interest rate swaps that are not designated as cash flow hedges for accounting purposes are recognized in the consolidated and combined carve-out statement of income.

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

Use of exchange rates

For the year ended December 31, 2015, the revenues from the Höegh Gallant were denominated 90% in U.S. dollars and 10% in EGP. A limited amount of operating expenses related to the Höegh Gallant was also denominated in EGP. Due to restrictions in Egypt, exchangeability between EGP and other currencies is more than temporarily lacking. There is a lack of authoritative guidance for how to re-measure a currency with potentially long term lack of exchangeability. However, US GAAP does not permit the use of black market exchange rates since such rates are not objective or determinable. There is only one official published rate for EGP. Therefore, we have concluded that the official rate should applied in the Partnership’s consolidated and combined carve-out financial statements for revenues, expenses, assets and liabilities. The Partnership classifies EGP cash in excess of EGP working capital needs as long-term restricted cash. As of December 31, 2015, long-term restricted cash in EGP was $0.4 million.

Egyptian authorities set the official published rates which are fixed to other currencies for a period of time until they are re-set to another level. As a result, EGP do not freely trade and are subject to periodic devaluation.

For the year ended December 31, 2015, the impact of EGP on total revenues and total operating cost was estimated to be 2% of consolidated revenues and 2% of consolidated total operating costs, respectively. This reflects that the Höegh Gallant operations were consolidated for the period from October 1, 2015 to December 31, 2015. We are in discussions with EgyptCo on further reducing the amount of revenues denominated in EGP to reduce the exchange rate risk for 2016.

Based on outstanding balances of monetary assets and liabilities as of December 31, 2015, we estimate that a 15% reduction in the EGP to U.S. dollar rate would result in a loss on foreign exchange of approximately $0.1 million.

Goodwill and intangible assets

We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as above-market contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill or intangible assets. Accordingly, the allocation of the purchase price to intangible assets and goodwill may significantly affect our future operating results.

The allocation of the purchase price requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows. In addition, the process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The estimates and assumptions regarding expected future cash flows and appropriate discount rates are in part based upon existing contracts, anticipated future FSRU charter rates, historical experience, financial forecasts and industry trends and conditions.

Recent Accounting Pronouncements

In April 2015, the FASB issued revised guidance for the classification of debt issuance cost; Simplifying the Presentation of Debt Issuance Cost. Under the new guidance, deferred debt issuance cost will no longer be classified as assets but presented as a direct deduction from the carrying amount of the associated debt in the balance sheet. The presentation in the balance sheet is required to be adjusted on a retrospective basis. The amendments are effective for annual and interim periods beginning after December 31, 2015 and early adoption is permitted. The Partnership is implementing the guidance as of December 31, 2015 and has adjusted the balance sheet as of December 31, 2014 on a retrospective basis. The deduction from the carrying amount of long-term debt for deferred debt issuance cost was $14.1 million as of December 31, 2014, which reduced current assets by $2.6 million and long-term assets by $11.5 million

There are no other recent accounting pronouncements, whose adoption had a material impact on the consolidated and combined carve-out financial statements in the current year.

In May 2014, a new accounting standard, Revenue from Contracts with Customers, was issued by the FASB. Under the new standard, revenue for most contracts with customers will be recognized when promised goods or services are transferred to customers in an amount that reflects consideration that the entity expects to be entitled, subject to certain limitations. The scope of this guidance does not apply to leases, financial instruments, guarantees and certain non-monetary transactions. The standard is effective for annual periods beginning after December 15, 2017 and early adoption is not permitted. The Partnership is currently assessing the impact the adoption this standard will have on the consolidated and combined carve-out financial statements.

In February 2015, the FASB issued revised guidance for consolidation; Amendments to the Consolidation Analysis. This guidance modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities, eliminates the presumption that a general partner should consolidate a limited partnership, and affects the consolidation analysis of reporting entities that are involved with variable interest entities. The amendment is effective for interim and annual reporting periods beginning after December 15, 2015, with early adoption permitted. All legal entities are subject to reevaluation under the revised consolidation model. The adoption of the amendment is not expected to have a material impact on our consolidated financial position, results of operations or cash flows.

In November 2015, the FASB issued revised guidance for the classification of deferred taxes, Balance Sheet Classification of Deferred Taxes. The new guidance requires companies to classify all deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and non-current amounts. The guidance is effective for financial statements issued for annual periods beginning after December 15, 2016 and interim periods within those annual periods. The guidance may be adopted on either a prospective or retrospective basis. Early adoption is permitted. The Partnership is currently assessing whether to adopt the new guidance on a prospective or retrospective basis and the timing of its adoption.

C.	Research and Development, Patents and Licenses, Etc.

Not applicable.

D.	Trend Information

Outlook and Trends

Our FSRUs operate under long-term fixed rate contracts. We believe lower LNG prices will positively impact demand for LNG and, as a result, the infrastructure necessary for its import. Pakistan, Egypt, Jordan and Poland have emerged as new sources of LNG demand in 2016. All such countries, except Poland, utilize FSRUs. A Höegh LNG FSRU is contracted to serve the Colombian market from 2016. Another FSRU is scheduled to start operations in Ghana. We believe that attractive LNG pricing and adoption of FSRU technology will result in new FSRU projects that may become potential opportunities for us in the future.

Höegh LNG is obligated to offer to the Partnership any FSRU or LNG carrier operating under a charter of five or more years. As discussed at “Item 5. Operating and Financial Review and Prospects—Overview—Our Fleet,” Höegh LNG has entered into a time charter agreement for the Höegh Grace. The FSRU is contracted to serve in Colombia from the second half of 2016 for a minimum term of ten years. Höegh LNG has also entered into a 20 year time charter in Chile, expected to begin in the second quarter of 2018, which will be serviced with an FSRU from Höegh LNG’s newbuilding program.

Pursuant to the omnibus agreement, the Partnership has the right to purchase from Höegh LNG all or a portion of its interests in the FSRU Independence within 24 months after the acceptance of the vessel by her charterer, subject to reaching an agreement with Höegh LNG regarding the purchase price and other terms in accordance with the provisions of the omnibus agreement. The Partnership and Höegh LNG continue to pursue, but have not received, ABKN’s consent to the acquisition of the Independence by the Partnership. The Independence began operating under its time charter in December 2014.

We believe the time charters entered into by Höegh LNG may provide opportunities for us to acquire additional vessels. However, there can be no assurance that we will acquire any vessels from Höegh LNG.

E.	Off-Balance Sheet Arrangements

As of December 31, 2015, there were no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2015:

	Payments Due by Period
(in thousands of U.S. dollars)	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
Long term debt	$373,306	32,208	64,416	178,721	$97,961
Interest commitments on long-term debt and interest rate swaps(1)	77,849	17,840	30,861	18,172	10,976
Other long-term liabilities(2)	17,428	2,795	14,633	—	—
Total	$468,583	52,843	109,910	196,893	$108,937

(1)	Our interest commitments on long-term debt and interest rate swaps are calculated based upon the varying margins by tranche of the Lampung facility and the fixed interest rate of the interest rate swaps since we are fully hedged. We swap a floating LIBOR interest rate on our long-term debt for a fixed interest rate on our swaps.

(2)	Our consolidated and combined carve-out balance sheet includes other long-term liabilities for an advance provided by the charterer to fund refundable value added tax on the import of the FSRU. The current portion of the advance of $2.3 million is included in our consolidated and combined carve-out balance sheet as accrued liabilities and other payables which is reflected in the table above.

G.	Safe Harbor

Please read “Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

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

Employees of affiliates of Höegh LNG provide services to us under the Administrative Services Agreements. Please read “Item 7.B. Related Party Transactions—Administrative Services Agreements.”

A.	Directors and Senior Management

The following table provides information about our directors and executive officer. The business address for each of our directors and executive officer is Wessex House, 5th Floor, 45 Reid Street, Hamilton, HM12, Bermuda.

Name	Age	Position
Sveinung Støhle	57	Chairman of the Board of Directors
Steffen Føreid	47	Director
Claibourne Harris	66	Director, Member of the Audit Committee, Member of the Conflicts Committee
Morten W. Høegh	42	Director
Andrew Jamieson	68	Director, Member of the Audit Committee
Robert Shaw	60	Director, Member of the Audit Committee, Chairman of the Conflicts Committee
David Spivak	48	Director, Chairman of the Audit Committee, Member of the Conflicts Committee
Richard Tyrrell	42	Chief Executive Officer and Chief Financial Officer

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

Claiborne Harris has served as our director since May 2014. Since May 2013, Mr. Harris has been a member of Gunung Bonito LLC, which provides energy advisory services and LNG consulting. From October 2012 to April 2013, Mr. Harris served as a consultant to GDF Suez Energy North America, advising the President and Chief Executive Officer. From January 2006 to September 2012, he was President and Chief Executive Officer of GDF Suez Gas North America, which was responsible for GDF Suez Energy North America’s natural gas activities. From December 2002 to December 2006, Mr. Harris served as President and Chief Executive Officer of Suez Global LNG, which developed and managed LNG shipping assets. Prior to joining Suez Global LNG, Mr. Harris held various positions at Tractebel LNG Ltd., Enron, VICO Indonesia and UNOCAL. Since 2015, Mr. Harris has served on the board of Freeport LNG-GP LLC. Mr. Harris holds a Bachelor of Science Geology from the University of Oklahoma.

Morten W. Høegh has served as our director since April 2014. Since 2006, Mr. Høegh has served as the Chairman of Höegh LNG, and he also serves as chairman of Leif Höegh UK. Since 2003, he has been a director of Höegh Autoliners Holdings AS (and its predecessors Leif Höegh & Co. ASA, Leif Höegh & Co. Ltd. and Höegh Autoliners Ltd.). Mr. Høegh is a director of Höegh Eiendom AS and, until October 2014, was a director of Hector Rail AB. He is a director and member of the Executive Committee of Gard P&I (Bermuda) Ltd. and certain of its subsidiaries. He also serves as the Chairman of the Western Europe committee of DNV GL. From 1998 to 2000, Mr. Høegh worked as an investment banker with Morgan Stanley. He has a Master in Business Administration from Harvard Business School and a Master of Science in Ocean Systems Management and a Bachelor of Science in Ocean Engineering from the Massachusetts Institute of Technology. He also is a graduate of the Military Russian Program at the Norwegian Defense Intelligence and Security School.

Andrew Jamieson has served as our director since April 2014. He has extensive experience in the energy industry, in general, and in LNG, in particular. Since 2009, Mr. Jamieson has served as a director of Höegh LNG. From 1974 to 2009, Mr. Jamieson held various positions with Royal Dutch Shell plc in the United Kingdom, the Netherlands, Denmark, Australia and Nigeria. Specifically, from 2005 to 2009, he served as Executive Vice President Gas & Projects and Member of the Gas & Power Executive Committee. From 1999 to 2004, he was Managing Director of Nigeria LNG Limited and Vice President of Bonny Gas Transport Limited. While at Royal Dutch Shell plc, Mr. Jamieson also was in charge of the North West Shelf Project in Australia and served as a director on various Royal Dutch Shell plc companies. In 2006, he was made an Officer of the Order of the British Empire (OBE) for “services to British business and sustainable development in Nigeria”. Mr. Jamieson serves on the boards of GTT (Gaztransport & Technigaz) and Woodside Petroleum Ltd. and is chairman of the board of Seven Energy Limited. Prior to the expiration of his term in 2015, Mr. Jamieson also served on the board of Velocys PLC. Mr. Jamieson holds a Ph.D. degree from Glasgow University, is the current President of the Institute of Chemical Engineers and a Fellow of the Royal Academy of Engineering.

Robert Shaw has served as our director since April 2014. Since 2008, Mr. Shaw has been an owner and a managing director of Mystras Ventures LLC, which makes dry bulk shipping industry-related investments. From 2001 to 2007, Mr. Shaw held various positions at Navios Maritime Holdings Inc., including board member, Executive Vice President, General Counsel and President. From 1985 to 2000, Mr. Shaw was a partner at Healy & Baillie LLP, a law firm specializing in shipping and international commercial law. Since 2013, Mr. Shaw has been a managing director of Sea Trade Holdings Inc. and its subsidiaries which own and operate dry bulk ships. Mr. Shaw also is the chairman of the board of the Carnegie Council for Ethics in International Affairs and a board member and the Vice President of the Society of Maritime Arbitrators, Inc. Mr. Shaw was admitted to the Law Society of England and Wales in 1980 and the New York bar in 1981 and holds a Bachelor of Arts in Jurisprudence from St John’s College, Oxford University.

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

Reimbursement of Expenses of Our General Partner

Our general partner does not receive compensation from us for any services it provides on our behalf, although it is entitled to reimbursement for expenses incurred on our behalf. In addition, PT Höegh, the owner of the PGN FSRU Lampung, reimburses Höegh Norway pursuant to the technical information and services agreement for expenses Höegh Norway incurs pursuant to a sub-technical support agreement with Höegh LNG Management. Höegh Cyprus, the entity that owns of the Höegh Gallant, reimburses Höegh LNG Management for expenses incurred pursuant to a ship management agreement with Höegh LNG Management, Höegh Norway for expenses incurred pursuant to the Gallant management agreement and Höegh Maritime Management for expenses incurred pursuant to a secondment agreement for crew with Höegh Maritime Management. Our joint ventures reimburse Höegh LNG Management for expenses incurred pursuant to ship management agreements with Höegh LNG Management. Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Support Agreement.” Our subsidiary, Höegh UK also reimburses each of Leif Höegh UK and Höegh Norway for expenses pursuant to administrative services agreements. Please read “Item 7.B. Related Party Transactions—Administrative Services Agreements.”

Executive Compensation

We did not pay any compensation to our directors or our Chief Executive Officer and Chief Financial Officer or accrue any obligations with respect to management incentive or retirement benefits for our directors and our Chief Executive Officer and Chief Financial Officer prior to our IPO. Pursuant to the administrative services agreement that we and our operating company entered into with Höegh UK, Richard Tyrrell, as an officer of Höegh UK, provides executive officer functions for our benefit. Mr. Tyrrell is responsible for our day-to-day management subject to the direction of our board of directors. Our officers and employees and officers and employees of our subsidiaries and affiliates of Höegh LNG and our general partner may participate in employee benefit plans and arrangements sponsored by Höegh LNG, our general partner or their affiliates, including plans that may be established in the future. Under our administrative services agreement with Höegh UK, we paid $3.1 million for the year ended December 31, 2015, including $ 2.2 million for provision of services to Höegh UK from Höegh Norway under the Höegh Norway Administrative Services Agreement, under which Höegh UK has subcontracted provision of certain services to Höegh Norway. Höegh UK paid Richard Tyrrell’s compensation.

In connection with the IPO, Mr. Tyrrell entered into an employment agreement with Leif Höegh UK dated December 4, 2013 and effective on January 15, 2014, which was assigned from Leif Höegh UK to Höegh UK subsequent to the closing of our IPO. Pursuant to the employment agreement, Mr. Tyrrell serves as Höegh UK’s Chief Executive Officer and Chief Financial Officer and is based in London. His annualized base salary was GBP 300,000 for the year ended December 31, 2015. In addition, the employment agreement also provides for a discretionary annual bonus (as determined by Höegh UK), participation in other employment benefits in which other senior executives of Höegh UK participate, 25 working days of paid vacation per year (plus public holidays), and up to 12 weeks of paid sick leave per year. Mr. Tyrrell’s employment may be terminated on three months’ prior written notice by either Mr. Tyrrell or Höegh UK. In addition, Mr. Tyrrell’s employment agreement provides Höegh UK with the option to make a payment in lieu of notice. Höegh UK may also terminate the employment agreement with immediate effect upon certain specified “cause” events. The employment agreement includes post-termination restrictive covenants prohibiting Mr. Tyrrell from competing or soliciting customers or employees for a period of six months after the termination of his employment. For the year ended December 31, 2015, Mr. Tyrrell received GBP 409,500 in total compensation from Höegh UK for his services to us. In addition, an accrual of GBP 101,000 for 2015 was made to the discretionary annual bonus which was paid in 2016.

Compensation of Directors

Directors receive compensation for attending meetings of our board of directors, as well as committee meetings. During the year ended December 31, 2015, directors each received a director fee of $50,000 per year. Chairpersons of the audit and conflicts committees each received a committee fee of $10,000 per year, and other committee members received a committee fee of $5,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of our board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

On February 28, 2016, we adopted an increase to the compensation for our board of directors, effective for the year ended December 31, 2016. Beginning in 2016, directors will each receive a director fee of $75,000 per year (payable half in cash and half in equity-based amounts), chairpersons of the audit and conflicts committees will each receive a committee fee of $20,000 per year, and other committee members will each receive a committee fee of $10,000 per year.

2014 Long-Term Incentive Plan

In connection with our initial public offering, we adopted the Höegh LNG Partners LP 2014 Long-Term Incentive Plan, or the “LTIP,” for our employees, officers, consultants and directors who perform services for us and our subsidiaries. The LTIP provides for the grant of unit options, unit appreciation rights, restricted units, unit awards, phantom units, distribution equivalent rights, cash awards, performance awards, other unit-based awards and substitute awards (collectively, “awards”). These awards are intended to align the interests of employees, officers, consultants and directors with those of our unitholders and to give such individuals the opportunity to share in our long-term performance. During the year ended December 31, 2015, we granted no awards under the LTIP.

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

Our current board of directors consists of seven members, three of whom were appointed by our general partner and four of whom were elected by our common unitholders. Sveinung Støhle, Steffen Føreid and Claibourne Harris were appointed by our general partner and will serve for terms as determined by our general partner. The directors elected by our common unitholders, Morten W. Høegh, Andrew Jamieson, David Spivak and Robert Shaw, are divided into four classes serving staggered terms. Mr. Jamieson is designated as our Class I elected director and will serve until our annual meeting of unitholders in 2019, Mr. Shaw is designated as our Class II elected director and will serve until our annual meeting of unitholders in 2016, Mr. Spivak is designated as our Class III elected director and will serve until our annual meeting of unitholders in 2017, and Mr. Høegh is designated as our Class IV elected director and will serve until our annual meeting of unitholders in 2018. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders may be nominated by our board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

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

Employees of Höegh LNG’s affiliates provide administrative services to us pursuant to the administrative services agreements. Our board of directors has the authority to hire other employees as deemed necessary. Certain affiliates of Höegh LNG also provide commercial and technical management services to our fleet pursuant to ship management agreements, the Gallant management agreement, a sub-technical support agreement and commercial and administration management agreements. As of December 31, 2015, a total crew of approximately 200 people was employed by Höegh LNG’s subsidiaries to operate our FSRUs.

E.	Unit Ownership

Please read “Item 7.A. Major Unitholders.”

Item 7.	Major Unitholders and Related Party Transactions

A.	Major Unitholders

The following table sets forth the beneficial ownership of our common units and subordinated units as of April 25, 2016, by each of our directors and executive officers and each person that we know to beneficially own more than 5% of our outstanding common or subordinated units:

	Common Units Beneficially Owned		Subordinated Units Beneficially Owned		Percentage of Total Common and Subordinated Units Beneficially
Name of Beneficial Owner	Number	Percent	Number	Percent	Owned
Höegh LNG Holding Ltd.(1)	2,116,060	16.1%	13,156,060	100%	58.0%
Clearbridge Investments, LLC(2)	669,744	5.1%	—	—	2.5%
FMR LLC(3)	778,355	5.9%	—	—	3.0%
Goldman Sachs Asset Management(4)	2,395,485	18.2%	—	—	9.1%
Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne(5)	952,034	7.2%	—	—	3.6%
Oceanic Investment Management Limited(6)	1,970,274	15.0%	—	—	7.5%
Sveinung Støhle (Chairman of the Board of Directors)	*	*	—	—	*
Steffen Føreid (Director)	*	*	—	—	*
Claiborne Harris (Director)	*	*	—	—	*
Morten W. Høegh (Director)(7)	332,500	2.5%	—	—	1.3%
Andrew Jamieson (Director)	*	*	—	—	*
Robert Shaw (Director)	*	*	—	—	*
David Spivak (Director)	*	*	—	—	*
Richard Tyrell (Chief Financial Officer and Chief Financial Officer)	*	*	—	—	*
All directors and executive officers as a group (8 persons)	371,870	2.8%	—	—	1.4%

* Less than 1%

(1)	Höegh LNG Holdings Ltd. is a public company listed on the Oslo Børs stock exchange. Leif Höegh & Co. Ltd. is the largest shareholder of Höegh LNG Holdings Ltd., holding a 41.6% ownership interest. Leif Höegh & Co. Ltd. is indirectly controlled by Leif O. Høegh and a family trust under which Morten Høegh, one of our directors, is the primary beneficiary.
(2)	This information is based on the Schedule 13G/A filed by Clearbridge Investments, LLC on February 16, 2016.
(3)	This information is based on the Schedule 13G/A filed by FMR LLC on February 12, 2016.

(4)	Goldman Sachs Asset Management, L.P. and GS Investment Strategies, LLC (collectively, “Goldman Sachs Asset Management”) have shared voting power and shared dispositive power as to 2,395,485 units. This information is based on the Schedule 13G filed by Goldman Sachs Asset Management on February 4, 2016.
(5)	Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne have shared voting power as to 644,647 units and shared dispositive power as to 952,034 units. This information is based on the Schedule 13G/A filed by Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne on January 29, 2016.
(6)	Oceanic Hedge Fund, Oceanic Opportunities Master Fund, L.P., Oceanic CL Fund LP, Tufton Oceanic (Isle of Man) Limited, Oceanic Opportunities GP Limited, Oceanic CL GP Limited, Cato Brahde and Oceanic Investment Management Limited (collectively, “Oceanic Investment Management Limited”) each have shared voting power and shared dispositive power of up to 1,970,274 units. This information is based on the Schedule 13G/A filed by Oceanic Investment Management Limited on January 28, 2016.
(7)	Morten W. Høegh may be deemed to have shared beneficial ownership of 332,500 common units through direct and indirect ownership interests in Leif Höegh & Co Ltd., Brompton Cross VI Limited and Brompton Cross VII Limited. Morten W. Høegh has an indirect minority ownership and voting interest in Fraternitas AS, which beneficially owns 50,000 common units. If the common units owned by Fraternitas AS were deemed to be beneficially owned by Mr. Høegh, then he would share beneficial ownership of a total of 382,500 common units, or 2.9% of the common units issued and outstanding as of April 25, 2016.

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

Höegh LNG also indemnifies us for losses:

·	related to certain defects in title to the assets contributed or sold to us and any failure to obtain, prior to the time they were contributed to us, certain consents and permits necessary to conduct our business, which liabilities arise within three years after August 12, 2014;

·	related to certain tax liabilities attributable to the operation of the assets contributed or sold to us prior to the time they were contributed or sold;

·	in the event that we do not receive hire rate payments under the PGN FSRU Lampung time charter for the period commencing on the closing date of our IPO through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter;

·	with respect to any obligation to pay liquidated damages to PGN LNG under the PGN FSRU Lampung time charter for failure to deliver the PGN FSRU Lampung by the scheduled delivery date set forth in the PGN FSRU Lampung time charter;

·	with respect to any non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project (including the construction of the related tower yoke mooring system) occurring prior to the date of acceptance of the PGN FSRU Lampung pursuant to the time charter; and

131

·

 pursuant to a letter agreement dated August 12, 2015, Höegh LNG confirmed that the indemnification provisions of the omnibus agreement include indemnification for all non-budgeted, non-creditable Indonesian value added taxes and non-budgeted Indonesian withholding taxes, including any related impact on cash flow from PT Höegh and interest and penalties associated with any non-timely Indonesian tax filings related to the ownership or operation of the PGN FSRU Lampung and the Mooring whether incurred (i) prior to the closing date of the IPO, (ii) after the closing date of the IPO to the extent such taxes, interest, penalties or related impact on cash flows relate to periods of ownership or operation of the PGN FSRU Lampung and the Mooring and are not subject to prior indemnification payments or deemed reimbursable by the charterer under its audit of the taxes related to the PGN FSRU Lampung time charter for periods up to and including June 30, 2015, or (iii) after June 30, 2015 to the extent withholding taxes exceed the minimum amount of withholding tax due under Indonesian tax regulations due to lack of documentation or untimely withholding tax filings.

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

Administrative Services Agreements

Höegh UK Administrative Services Agreement

In connection with the IPO, we and our operating company entered into an administrative services agreement with Höegh UK (the “Höegh UK Administrative Services Agreement”), pursuant to which Höegh UK will provide us and our operating company certain administrative services. The agreement has an initial term of five years. The services provided under the Höegh UK Administrative Services Agreement will be provided in a diligent manner, as we or our operating company may reasonably direct.

The Höegh UK Administrative Services Agreement may be terminated prior to the end of its term by us and our operating company upon 90 days’ written notice for any reason in the sole discretion of our and our operating company’s boards of directors. The Höegh UK Administrative Services Agreement may also be terminated solely by Höegh UK upon 90 days’ written notice if:

·	there is a change of control of us or our general partner;

·	a receiver is appointed for all or substantially all of our property or our operating company’s property;

·	an order is made to wind up the Partnership or our operating company;

·	a final judgment, order or decree that materially and adversely affects our or our operating company’s ability to perform the agreement is obtained or entered and not vacated, discharged or stayed; or

·	we make a general assignment for the benefit of our creditors, file a petition in bankruptcy or for liquidation or commence any reorganization proceedings.

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

The administrative services provided by Höegh UK to us include:

·	commercial management services: assisting with our commercial management and the execution of our business strategies and investment decisions, although Höegh UK will not make any strategic or investment decisions;

·	bookkeeping, audit and accounting services: assisting with the maintenance of our corporate books and records, assisting with the preparation of our tax returns and arranging for the provision of audit and accounting services;

·	legal and insurance services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;

·	administrative and clerical services: assisting with office space, arranging meetings for our common unitholders pursuant to our partnership agreement, arranging the provision of IT services, providing all administrative services required for subsequent debt and equity financings and attending to all other administrative matters necessary to ensure the professional management of our business;

·	banking and financial services: providing cash management including assistance with preparation of budgets, overseeing banking services and bank accounts, providing assistance and support with our capitalization, financing and future offerings, negotiating and arranging for hedging arrangements and monitoring and maintaining compliance with loan and credit terms;

·	advisory services: assisting in complying with U.S. and other applicable securities laws;

·	client and investor relations: providing advisory, clerical and investor relations services to assist and support us in our communications with our common unitholders; and

·	assisting with the integration of any acquired businesses.

The administrative services provided by Höegh UK to our operating company include:

·	advising on cash management and services;

·	arranging for the preparation and provision of accounting information; and

·	providing advice on financing and other agreements into which the operating company is considering entering.

Each month, we and our operating company reimburse Höegh UK for its reasonable costs and expenses incurred in connection with the provision of the services under the Höegh UK Administrative Services Agreement. In addition, Höegh UK receives a service fee in U.S. Dollars equal to 5.0% of the costs and expenses incurred by them in connection with providing services. Amounts payable by us or our operating company must be paid promptly upon receipt of an invoice for such costs, expenses and supporting detail that may be reasonably required. Our operating company reimbursed Höegh UK approximately $3.1 million and $1.2 million in total under the Höegh UK Administrative Services Agreement for the years ended December 31, 2015 and 2014, respectively.

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

Höegh Norway Administrative Services Agreement

Under the Höegh UK Administrative Services Agreement, Höegh UK is permitted to subcontract to Höegh Norway certain of the above-mentioned administrative services provided to us pursuant to an administrative services agreement with Höegh Norway (the “Höegh Norway Administrative Services Agreement”). This agreement has an initial term of five years. The services provided under the Höegh Norway Administrative Services Agreement, as amended, will be provided in a diligent manner, as Höegh UK may reasonably direct. The Höegh Norway Administrative Services Agreement may be terminated by Höegh UK for any reason in its sole discretion upon 90 days’ written notice. The Höegh Norway Administrative Services Agreement may also be terminated solely by Höegh Norway upon 90 days’ written notice if:

·	there is a change of control of us or our general partner;

·	a receiver is appointed for all or substantially all of our property;

·	an order is made to wind up the Partnership;

·	a final judgment, order or decree that materially and adversely affects the ability of us, our operating company or Höegh UK to perform the agreement is obtained or entered and not vacated, discharged or stayed; or

·	we, our operating company or Höegh UK make or makes a general assignment for the benefit of creditors, file a petition in bankruptcy or for liquidation or commence any reorganization proceedings.

The administrative services provided by Höegh Norway to Höegh UK include:

·	bookkeeping, audit and accounting services: assisting with the maintenance of our corporate books and records, assisting with the preparation of our tax returns and arranging for the provision of audit and accounting services;

·	legal and insurance services: arranging for the provision of legal, insurance and other professional services and maintaining our existence and good standing in necessary jurisdictions;

·	administrative and clerical services: assisting with office space and arranging the provision of IT services;

·	advisory services: assisting in complying with U.S. and other applicable securities laws;

·	assisting with the integration of any acquired businesses.

Each month, Höegh UK reimburses Höegh Norway for its reasonable costs and expenses incurred in connection with the provision of the services under the Höegh Norway Administrative Services Agreement. In addition Höegh Norway receives a service fee in U.S. Dollars equal to 3.0% of the costs and expenses incurred by them in connection with providing services. Amounts payable by Höegh UK must be paid promptly upon receipt of an invoice for such costs, expenses and supporting detail that may be reasonably required. Höegh UK reimbursed Höegh Norway approximately $2.2 million and $0.6 million in total under the Höegh Norway Administrative Services Agreement for the years ended December 31, 2015 and 2014, respectively.

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

Leif Höegh UK Administrative Services Agreements

Our operating company and Höegh UK have entered into administrative services agreements with Leif Höegh UK (the “Leif Höegh UK Administrative Services Agreements”), pursuant to which Leif Höegh UK will provide certain administrative services for an indefinite term. The services provided under the Leif Höegh UK Administrative Services Agreements will be rendered using the competence and control systems used for similar third-party services performed for and by Leif Höegh UK. Each of the Leif Höegh UK Administrative Services Agreements may be terminated by either party thereto upon three months’ notice.

The administrative services provided by Leif Höegh UK to Höegh UK include:

·	administration and payroll services;

·	provision of office facilities; and

·	secretarial services.

Höegh UK reimburses Leif Höegh UK for its reasonable costs and expenses incurred in connection with its administrative services agreement with Höegh UK. In addition, Leif Höegh UK receives a services fee equal to 5% of the costs and expenses of secretarial services under the agreement. Höegh UK reimbursed Leif Höegh UK approximately $0.1 million and $0.1 million in total under this administrative services agreement for the years ended December 31, 2015 and 2014, respectively.

Leif Höegh UK occasionally performs certain administrative services directly for our operating company, for which it is reimbursed for its reasonable costs and expenses.

Commercial and Administration Management Agreements

Each of SRV Joint Gas Ltd., SRV Joint Gas Two Ltd. and Höegh FSRU III has entered into a commercial and administration management agreement with Höegh Norway. Pursuant to each agreement, Höegh Norway provides the following services to SRV Joint Gas Ltd., SRV Joint Gas Two Ltd. and Höegh FSRU III, as applicable:

·	accounting, including budgeting, reporting and annual audited reports;

·	finance and cash management;

·	in-house legal;

·	commercial;

·	insurance; and

·	general office administration and secretary functions.

Each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. pays Höegh Norway an annual management fee equal to costs incurred plus 3%. Höegh FSRU III pays Höegh Norway a specified management fee with annual escalations of 3%. Höegh Norway was paid management fees of approximately $0.7 million, $0.7 million and $0.1 million under the commercial and administration management agreements with each of SRV Joint Gas Ltd., SRV Joint Gas Two Ltd and Höegh FSRU III, respectively, for the year ended December 31, 2015. For the year ended December 31, 2014, management fees of approximately $0.6 million, $0.7 million and $0.1 million were paid under the commercial and administration management agreements by each of SRV Joint Gas Ltd., SRV Joint Gas Two Ltd. and Höegh FSRU III, respectively.

Each of SRV Joint Gas Ltd., SRV Joint Gas Two Ltd. and Höegh FSRU III also will indemnify Höegh Norway and its employees and agents against claims brought against them under the applicable commercial and administration management agreement. The agreements may be terminated by either party upon 90 days’ written notice.

Ship Management Agreements and Sub-Technical Support Agreement

In order to assist with the technical and maritime management of the vessels, each of SRV Joint Gas Ltd., SRV Joint Gas Two Ltd. and Höegh Cyprus has entered into a ship management agreement with Höegh LNG Management, and Höegh Norway has entered into a sub-technical support agreement with Höegh LNG Management for the technical management of the PGN FSRU Lampung. Höegh Cyprus has also entered into a separate secondment agreement with Höegh LNG Martime for the provision of crew. Please read “—Secondment Agreement.” Each of the ship management agreements and the sub-technical support agreement provides that Höegh LNG Management must use its best endeavors to provide technical services, including but not limited to the following:

·	crew management: except with respect to the ship management agreement with Höegh Cyprus, providing suitably qualified crew for each vessel, arranging for all transportation of the crew, ensuring the crew meets all medical requirements of the flag state, training the crew and conducting union negotiations;

·	technical management: providing competent personnel to supervise the maintenance and efficiency of the vessel, arranging and supervising drydockings, repairs, alterations and maintenance of the vessel and arranging and supplying the necessary stores, spares and lubricating oils;

·	provisions: arranging for the supply of provisions; and

·	accounting: establishing an accounting system that keeps true and correct accounts with respect to ship management services and maintains the records of all costs and expenditures incurred.

Either party may terminate the ship management agreements and the sub-technical support agreement upon 30 days’ notice (with respect to the ship management with Höegh Cyprus) or 90 days’ notice (with respect to the other agreements). Additionally, each of these agreements may be terminated by Höegh LNG Management if the vessel owner fails to pay any amount due under the agreement or employs the vessel in a hazardous or illegal manner. Each of these agreements also may be terminated by the vessel owner if Höegh LNG Management is in material breach of its obligations. If the vessel is sold, becomes a total loss or is requisitioned, or if an order or resolution is passed for the winding up, dissolution, liquidation or bankruptcy of either party or if a receiver is appointed for either party, the agreement terminates.

Höegh LNG Management was paid an annual management fee of approximately $675,000, $675,000, $700,000 and $175,000 under the ship management agreements or sub-technical support agreement with each of SRV Joint Gas Ltd., SRV Joint Gas Two Ltd., Höegh Norway and Höegh Cyprus, respectively, for the year ended December 31, 2015. For the year ended December 31, 2014, annual management fees of approximately $672,000, $672,000 and $424,000 were paid under the ship management agreements or sub-technical support agreement by each of SRV Joint Gas Ltd., SRV Joint Gas Two Ltd. and Höegh Norway, respectively. In addition, the vessel owner must indemnify Höegh LNG Management and its employees, agents and subcontractors against all actions, proceedings, claims, demands or liabilities arising in connection with the performance of the ship management agreement or the sub-technical support agreement, unless the same resulted solely from the negligence, gross negligence or willful default of Höegh LNG Management or its employees, agents and subcontractors. If a claim is the sole result of the negligence, gross negligence or willful default of Höegh LNG Management or its employees, agents and subcontractors, then Höegh LNG Management is liable in an amount up to 10 times the annual management fee.

Gallant Management Agreement

Höegh Cyprus is party to a management agreement with Höegh Norway, pursuant to which Höegh Norway provides administrative, commercial and technical management services, each as instructed from time to time by Höegh Cyprus. The services performed under the Gallant management agreement may include, but are not limited to:

•	Administrative management services, including:

o	provision of a person to be appointed as president or managing director of Höegh Cyprus;

o	services relating to the day-to-day running of the business of Höegh Cyprus;

o	management and provision of controller functions for financial matters;

o	arranging entry into loan agreements, currency exchange agreements, interest hedging agreements, financial swap agreements, and other agreements in respect of futures and derivative instruments, each subject to the authorization of Höegh Cyprus’s board of directors;

o	provision of budgets and financial statements, including long- and short-term budgets, long term financial forecasts, status reports and projections, annual reports and quarterly reports;

o	handling and settling minor claims by third parties; and

o	bringing or defend ingactions, suits and proceedings;

•	commercial management services, including;

o	chartering services, including seeking and negotiating employment for the Höegh Gallant, appointment of brokers and agents, and concluding charter contracts, subject to the authorization of Höegh Cyprus’s board of directors;

o	arranging the provision of bunker fuel for the Höegh Gallant;

o	operation of the Höegh Gallant, including the provision of compatibility/interface studies, FSRU approval and vetting processes and voyage estimates and accounts and calculation of hire, freights, demurrage and dispatch moneys due from or due to the charterer, and the issuance of voyage instructions, appointing agents and stevedores and to arrange survey of cargoes; and

o	freight management, including provision of freight estimates and accounts and calculation of hire and freights and/or demurrage and dispatch money due from or due to charterers and arranging proper payment of all hire and freight revenues; and

•	technical management services, including arranging insurance and handling and settling all insurance, salvage and other claims.

The Gallant management agreement’s term is concurrent with the term of the Höegh Gallant time charter, and continues thereafter until either party terminates the agreement upon six months’ notice. Additionally, Höegh Norway may terminate or suspend performance under the agreement if Höegh Cyprus fails to pay any amount due under the agreement. If an order or resolution is passed for the winding up, dissolution, liquidation or bankruptcy of either party or if a receiver is appointed for either party, the agreement terminates.

Höegh Cyprus pays Höegh Norway an annual management fee in NOK of Höegh Norway’s documented costs plus 3%. An estimate of the annual management fee forms the basis of an amount payable by equal monthly instalments in arrears. Settlement of the discrepancy between the estimated management fee and the actual management fee takes place at the end of each calendar year. Höegh Cyprus paid Höegh Norway approximately $50,000 under Gallant management agreement for the year ended December 31, 2015.

Höegh Cyprus must indemnify Höegh Norway and its employees, agents and subcontractors against all actions, proceedings, claims, demands or liabilities arising in connection with the performance of the Gallant management agreement, unless the same resulted solely from the negligence, gross negligence or willful default of Höegh Norway or its employees, agents and subcontractors. If a claim is the sole result of the negligence, gross negligence or willful default of Höegh Norway or its employees, agents and subcontractors, then Höegh Norway is liable in an amount up to NOK 500,000 per incident.

Technical Information and Services Agreement

PT Höegh entered into a technical information and services agreement with Höegh Norway, pursuant to which Höegh Norway provides PT Höegh certain technical information and services. The technical information and services agreement’s term is concurrent with the term of the PGN FSRU Lampung time charter, including any exercised extension options.

The technical information and services agreement may be terminated with immediate effect prior to the end of its term if either PT Höegh or Höegh Norway (i) fails to pay any amount due under the technical information and services agreement and such failure continues for more than 14 days after notice of such failure was given to the failing party, (ii) commits a material breach of the technical information and services agreement that remains unremedied for more than 30 days after the breaching party was notified of such material breach or (iii) suffers an insolvency event. The technical information and services agreement may also be terminated by PT Höegh or Höegh Norway upon 30 days’ written notice.

Pursuant to the technical information and services agreement, Höegh Norway provides technical information, consisting of data, commercial information and technical information, to PT Höegh relating to the design, construction, operation and maintenance of the PGN FSRU Lampung and the Mooring. During the period of the PGN FSRU Lampung time charter, including any exercised extension options, Höegh Norway also provides PT Höegh non-transferrable and non-exclusive intellectual property rights in respect of the technical information, along with the safety management system and certain databases, technology and software.

The services provided by Höegh Norway to PT Höegh include:

·	commercial support, including:

·	assisting in identifying suppliers, liaising with off-shore suppliers of goods and services, assisting in identifying insurance providers; and

·	assisting in identifying insurance providers; and

·	assisting in negotiations and reviewing contracts and insurance policies;

·	technical support and advice, including in relation to:

·	identification, assessment and resolution of technical issues;

·	information technology;

·	health, safety and the environment; and

·	maintaining, developing and improving a quality assurance system to ensure compliance with relevant mandatory international rules, regulations and standards;

·	financial and cash management support, including budgeting, reporting and preparation of annual audited reports;

·	in-house legal support;

·	general administrative and back-office support;

·	research and development; and

·	training for employees.

Each month, PT Höegh pays Höegh Norway a fee for the provision of the technical information, including the intellectual property rights, and the services. The monthly fee consists of (i) a license fee and (ii) a service fee consisting of a pro rata payment of the estimated annual costs incurred by Höegh Norway under the technical information and services agreement and a 5.0% fee on such payment. The service fee is reconciled annually with the actual costs incurred by Höegh Norway during the prior calendar year. Any amounts payable after such reconciliation must be paid by the owing party no later than 44 days after the end of each such calendar year. PT Höegh paid Höegh Norway approximately $0.05 million and $0.02 million under the technical information and services agreement for the years ended December 31, 2015 and 2014, respectively.

Under the technical information and services agreement, PT Höegh indemnifies Höegh Norway against all losses arising under the technical information and services agreement in connection with (i) losses suffered by third parties, (ii) the personal injury, sickness or death of any person that itself or together with its affiliates holds more than half of PT Höegh’s issued share capital or any of PT Höegh’s officers, directors, employees, agents, representatives, advisors and contractors and (iii) loss of or damage to property owned or under the custody of PT Höegh or any party listed above in section (ii) of this paragraph.

Master Spare Parts Supply Agreement

PT Höegh and Höegh Asia entered into a master spare parts supply agreement, pursuant to which Höegh Asia supplies certain spare parts and supplies for the PGN FSRU Lampung and the Mooring to PT Höegh. PT Höegh, from time to time, submits an order, which may be freely accepted or declined, to Höegh Asia for the supply of spare parts, lubricating oils and other provisions. In respect of each accepted order, Höegh Asia submits an invoice to PT Höegh consisting of the actual cost of the supplied services and a 5.0% fee on the cost of such supplied services, which must be paid by PT Höegh no more than 14 days after receipt of such invoice.

Master Maintenance Agreement

PT Höegh and Höegh Shipping entered into a master maintenance agreement, pursuant to which Höegh Shipping provides certain maintenance services to PT Höegh. PT Höegh, from time to time, submits an order, which may be freely accepted or declined, to Höegh Shipping for the supply of services, including maintenance of the PGN FSRU Lampung, its systems and equipment and the Mooring. In respect of each accepted order, Höegh Shipping submits an invoice to PT Höegh consisting of the actual cost of the supplied services and a 5.0% fee on the cost of such supplied services, which must be paid by PT Höegh no more than 14 days after receipt of such invoice.

Secondment Agreement

Höegh Cyprus has entered into a secondment agreement with Höegh Maritime Management pursuant to which Höegh Maritime Management provides crew to the Höegh Gallant. During their period of service, the crew members remain employees of Höegh Maritime Management, but are seconded to, and operate under the instruction and supervision of, Höegh Cyprus. Either party may terminate the secondment agreement upon six months’ written notice to the other party or upon a material breach by the other party (not cured within 10 days). Höegh Cyprus reimburses Höegh Maritime Management for the salaries and other expenses of the seconded employees. Höegh Cyprus also reimburses Höegh Maritime Management for any amount paid to manning agents used for hiring crew, plus a service fee equal to 5.0% of such amount and an administration fee of up to $5,000, with all payments made in U.S. Dollars. During the year ended December 31, 2015, Höegh Maritime Management charged approximately $2.1 million to Höegh Cyprus pursuant to the secondment agreement.

Sponsor Credit Facility with Höegh LNG

In connection with the closing of the IPO, we entered into a $85 million revolving credit facility with Höegh LNG, to be used to fund acquisitions and our working capital requirements. The sponsor credit facility is for a term of three years and is unsecured. Interest on drawn amounts is payable quarterly at LIBOR plus a margin of 4.0%. Additionally, we pay a 1.4% quarterly commitment fee to Höegh LNG on undrawn available amounts under the sponsor credit facility. On February 28, 2016, the parties amended the sponsor credit facility to extend its availability to January 1, 2020.

For a more detailed description of this credit facility, please read “Item 5.B —Liquidity and Capital Resources—Borrowing Activities— Loans and Promissory Notes Due to Owners and Affiliates—Sponsor Credit Facility with Höegh LNG.”

Demand Note

At the closing of the IPO, we lent $140 million to Höegh LNG, which was repayable on demand. The note was utilized on October 1, 2015 as part of the purchase consideration for the acquisition of 100% of the shares of Höegh FSRU III, the entity that indirectly owns the Höegh Gallant. The note bore interest at a rate of 5.88% per year.

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

Acquisition of the Höegh Gallant

On October 1, 2015, we closed the acquisition of 100% of the shares of Höegh FSRU III, the entity that indirectly owns the Höegh Gallant, for a total consideration of $194.2 million. The Höegh Gallant is currently operating under a time charter with EgyptCo, a subsidiary of Höegh LNG, that expires in 2020. EgyptCo has a charter that expires in April 2020 with EGAS. The purchase price for the Höegh Gallant consisted of the cancellation of the $140 million demand note due from Höegh LNG, the issuance by Höegh LNG of a seller’s credit note of $47 million and the establishment of a liability for a working capital adjustment of $7.2 million.

Additionally, we have entered into an option agreement with Höegh LNG pursuant to which we have the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025 at a rate equal to 90% of the rate payable pursuant to the current charter with EgyptCo, plus any incremental taxes or operating expenses as a result of the new charter.

Höegh Cyprus, a wholly owned subsidiary of Höegh FSRU III, together with the entity that owns the Höegh Grace are borrowers under a term loan facility which is secured with a first priority mortgage of the Höegh Gallant and the Höegh Grace. Höegh LNG, Höegh FSRU III and the Partnership are guarantors for the facility. All of the tranches under the Gallant/Grace facility are cross-defaulted, cross-collateralized (except that the banks cannot enforce any of their rights to the security provided by Höegh Cyprus, Höegh FSRU III, the Partnership or EgyptCo unless an event of default occurs directly and expressly with respect to the Partnership, its subsidiaries or EgyptCo or its direct shareholders), and cross-guaranteed (except that the Partnership does not guarantee the obligations of Höegh FSRU IV). The obligations of the Borrowers are joint and several.

Under the contribution purchase and sale agreement entered into with respect to the purchase of the entity that indirectly owns the Höegh Gallant, Höegh LNG will indemnify us for:

•	losses from breach of warranty;
•	losses related to certain environmental and tax liabilities attributable to the operation of the Höegh Gallant prior to the closing date;
•	all capital gains tax or other export duty incurred in connection with the transfer of the Höegh Gallant outside of Höegh Cyprus ’s permanent establishment in a Public Free Zone in Egypt;
•	any recurring non-budgeted costs owed to Höegh LNG Management with respect to payroll taxes;
•	any non-budgeted losses suffered or incurred in connection with the commencement of services under the time charter with EgyptCo or EgyptCo’s time charter with EGAS; and
•	liabilities under the Gallant/Grace facility not attributable to the Höegh Gallant.

Pursuant to a letter agreement entered into on the acquisition date, Höegh LNG guarantees the payment of hire by the charterer (EgyptCo) under the Höegh Gallant time charter but only to the extent that the failure of the charterer to pay such hire is caused by (a) the breach by EGAS of its obligation to pay hire under EgyptCo’s charter with EGAS (and the charterer is unable to draw upon EGAS’ performance guarantees) or (b) the certain force majeure events under the EGAS charter. Under the letter agreement, Höegh LNG may not amend EgyptCo’s charter with EGAS without our consent, and we have the right to participate in any discussions with EGAS regarding its charter or the Höegh Gallant.

For a more detailed description of the Höegh Gallant time charter with EgyptCo, the Gallant/Grace facility and the seller’s credit note, please read “Item 4.B. Business Overview—Vessel Time Charters—Höegh Gallant Time Charter,” “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt—Gallant/Grace Facility” and “Item 5.B —Liquidity and Capital Resources—Borrowing Activities—Seller’s Credit Note from Höegh LNG,” respectively.

Other Related Party Transactions

Our activities were an integrated part of Höegh LNG until the closing of the IPO on August 12, 2014 and for the year ended December 31, 2013. We entered into several agreements with Höegh LNG (and certain of its subsidiaries) for the provision of services. Refer to note 3 to our consolidated and combined carve-out financial statements for additional information. As such, Höegh LNG has provided general and corporate management services to us. As described in note 2 to our consolidated and combined carve-out financial statements, prior to August 12, 2014, certain administrative expenses have been included in the historical combined carve-out financial statements based on actual hours incurred. In addition, management has allocated remaining administrative expenses and Höegh LNG management’s share based payment costs based on the number of vessels, newbuildings and business development projects of Höegh LNG prior to the closing of the IPO. A subsidiary of Höegh LNG provided the building supervision of the PGN FSRU Lampung and the Mooring and ship management for PGN FSRU Lampung and Höegh Gallant. Refer to notes 3, 4 and 18 to our consolidated and combined carve-out financial statements for additional information.

Amounts included in the consolidated and combined carve-out statements of income for the years ended December 31, 2015, 2014 and 2013 or capitalized or recorded in the consolidated and combined carve-out balance sheets as of December 31, 2015 and 2014 are as follows:

	Year ended
Statement of income:	December 31,
(in thousands of U.S. dollars)	2015	2014	2013
Revenues
Time charter and construction contract revenues indemnified by Höegh LNG	$—	13,269	—
Time charter revenue Höegh Gallant	12,575	—	—
Vessel operating and administrative expenses	(8,507)	(12,036)	(6,348)
Construction contract expenses	—	(1,451)	(3,738)
Interest income from joint ventures and demand note	7,568	4,959	2,122
Interest expense and commitment fees	(2,151)	(998)	(352)
Total	$9,485	3,743	(8,316)

Balance sheet	As of December 31,
(in thousands of U.S. dollars)	2015	2014
Newbuilding
Newbuilding supervision cost	$—	$1,228
Interest expense capitalized from Höegh LNG	—	1,464
Equity: Cash contribution for indemnifications payments from Höegh LNG	6,596	—
Total	$6,956	$2,692

Our trade liabilities, seller’s credit note and shareholder loans to Höegh LNG and affiliates were $57.9 million and $6.5 million for the years ended December 31, 2015 and 2014, respectively. The weighted average interest rates on the outstanding balances on the seller’s credit note and shareholder loans were 8.2% and 4.48% for the years ended December 31, 2015 and 2014, respectively.

Distributions to Höegh LNG

For the year ended December 31, 2015, we paid quarterly distributions totaling $35.5 million, $20.6 million of which were paid to Höegh LNG. Subsequent our IPO in August 2014 for the year ended December 31, 2014, we paid quarterly distributions totaling $4.8 million, $2.8 million of which were paid to Höegh LNG.

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

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

·	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

·	We will be subject to restrictions on distributions under our financing agreements. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to unitholders, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this Annual Report in “Item 5.B. Liquidity and Capital Resources.”

·	A substantial majority of our business is currently conducted through our joint ventures. Under the joint venture agreement that governs our joint ventures that own the GDF Suez Neptune and the GDF Suez Cape Ann, our joint ventures are prohibited from making distributions under certain circumstances, including when they have outstanding shareholder loans. In addition, we are unable to cause our joint ventures to make distributions without the agreement of our joint venture partners. If our joint ventures are unable to make distributions to us, it could have a material adverse effect on our ability to pay cash distributions to unitholders in accordance with our stated cash distribution policy.

·	We are required to make substantial capital expenditures to maintain and replace our fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their useful lives. In order to minimize these fluctuations, our partnership agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

·	Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. During the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders. After the subordination period has ended, our partnership agreement can be amended with the approval of a majority of the outstanding common units. Höegh LNG owns approximately 16.1% of our common units and all of our subordinated units.

·	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

·	Under Section 51 of the Marshall Islands Act, we may not make a distribution to unitholders if the distribution would cause our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, to exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.

·	PT Höegh is subject to restrictions on distributions under Indonesian laws due to its formation under the laws of Indonesia. Under Article 71.3 of the Indonesian Company Law (Law No. 40 of 2007), dividend distributions may be made only if PT Höegh has positive retained earnings. As of December 31, 2015 and 2014, PT Höegh had negative retained earnings and therefore could not make dividend payments under Indonesia law. However, subject to meeting a debt service ratio of 1.20 to1.00, PT Höegh can distribute cash from its cash flow from operations to us as payment of intercompany accrued interest and / or intercompany debt, after quarterly payments of the Lampung facility and fulfilment of the “waterfall” provisions to meet operating requirements as defined by the Lampung facility. Höegh Lampung, our subsidiary holding the ownership interest in PT Höegh, is subject to restrictions under Singapore law due to its formation under Singapore law. Under Section 403(1) of the Companies Act (Cap. 50) of Singapore, no dividends may be paid to the shareholders of any company except out of profits.

·	Under Cayman Islands law, FSRU III may only pay dividends distributions out of profits or capital reserves if the entity is solvent after the distribution. Dividends from Höegh Cyprus may only be distributed out of profits and not from the share capital of the company.

·	Our joint ventures for the GDF Suez Neptune and the GDF Suez Cape Ann are subject to restrictions on distributions under the laws of the Cayman Islands due to their formation under the laws of the Cayman Islands. Under such laws, a dividend distribution may only be paid out of profits or capital reserves if the entity is solvent after the distribution.

·	We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read “Item 3.D. Risk Factors” for a discussion of these factors.

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

Following our acquisition of a 100% interest in Höegh FSRU III, the entity that indirectly owns the Höegh Gallant on October 1, 2015, our initial estimated maintenance and replacement capital expenditure for us and our joint ventures was revised by our board of directors, with the approval of the conflicts committee, to be $15.5 million per year for future vessel replacement and drydocking. The $15.5 million is based on assumptions regarding the remaining useful life of the vessels in our fleet, a net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions, the residual value of the vessels at the end of their useful lives based on current steel prices, estimated expenditures for drydocking not reimbursable under time charters and an assumed level of inflation. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement.

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

During the years ended December 31, 2015 and 2014, the aggregate amount of cash distributions paid was $35.5 million and $4.8 million, respectively.

On February 15, 2016, we paid a $0.4125 per unit distribution with respect to the fourth quarter of 2015. The aggregate amount of the cash distribution paid was $10.9 million, including $0.1 million paid to the holder of the incentive distribution rights.

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

	Total Quarterly Distribution	Marginal Percentage Interest in Distributions
	Target Amount	Unitholders	Holders of IDRs
Minimum Quarterly Distribution	$0.3375	100.0%	0%
First Target Distribution	up to $0.388125	100.0%	0%
	above $0.388125
Second Target Distribution	up to $0.421875	85.0%	15.0%
	above $0.421875
Third Target Distribution	up to $0.50625	75.0%	25.0%
Thereafter	above $0.50625	50.0%	50.0%

B.	Significant changes

Not applicable.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The high and low sales prices of our common units as reported by the NYSE, for the periods indicated, are as follows:

	High	Low
Year ended December 31, 2016(1)	$ 19.32	$ 11.50
Year ended December 31, 2015	23.97	12.50
Year ended December 31, 2014(2)	26.50	16.26

Second quarter 2016(3)	19.32	16.51
First quarter 2016	18.45	11.50
Fourth quarter 2015	18.82	12.50
Third quarter 2015	21.80	15.70
Second quarter 2015	23.46	19.01
First quarter 2015	23.97	17.80
Fourth quarter 2014	24.73	16.26
Third quarter 2014(4)	26.50	21.75

Month ended April 30, 2016(3)	19.32	16.51
Month ended March 31, 2016	17.50	15.28
Month ended February 29, 2016	15.60	12.40
Month ended January 31, 2016	18.45	11.50
Month ended December 31, 2015	18.82	12.50
Month ended November 30, 2015	16.87	13.96
Month ended October 31, 2015	16.97	14.84

(1)	For the period from January 1, 2016 through April 27, 2016.
(2)	For the period from August 7, 2014 through December 31, 2014.
(3)	For the period from April 1, 2016 through April 27, 2016.
(4)	For the period from August 7, 2014 through September 30, 2014.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common units started trading on the NYSE under the symbol “HMLP” on August 8, 2014.

D.	Selling Unitholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in “Item 19. Exhibits”:

(1)	Contribution, Purchase and Sale Agreement, dated August 8, 2014, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC. Please read “Item 7.B. Related Party Transactions—Contribution, Purchase and Sale Agreement.”

(2)	Omnibus Agreement, dated August 12, 2014, among Höegh LNG Holdings Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC, as supplemented by a letter agreement dated August 12, 2015. Please read “Item 7.B. Related Party Transactions—Omnibus Agreement.”

(3)	2014 Höegh LNG Partners LP Long-Term Incentive Plan

(4)	Höegh LNG Partners LP Non-Employee Director Compensation Plan

(5) (6)	Höegh LNG Partners LP Amended and Restated Non-Employee Director Compensation Plan Employment Contract, dated November 26, 2013, between Leif Höegh (U.K.) Limited and Richard Tyrrell.

(7)	Administrative Services Agreement, dated July 2, 2014, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Höegh LNG Services Ltd., as amended. Please read “Item 7.B. Related Party Transactions—Administrative Service Agreements–Höegh UK Administrative Service Agreement.”

(8)	Administrative Services Agreement, dated July 2, 2014, between Höegh LNG Services Ltd and Höegh LNG AS, as amended. Please read “Item 7.B. Related Party Transactions—Administrative Service Agreements—Höegh Norway Administrative Service Agreement.”

(9)	Administrative Services Agreement, dated October 28, 2014, between Leif Höegh (U.K.) Limited and Höegh LNG Partners Operating LLC. “Item 7.B. Related Party Transactions—Administrative Service Agreements—Leif Höegh UK Administrative Service Agreements.”

(10)	Administrative Services Agreement, dated October 28, 2014, between Leif Höegh (U.K.) Limited and Höegh LNG Services Ltd. Please read “Item 7.B. Related Party Transactions—Administrative Service Agreements—Leif Höegh UK Administrative Service Agreements.”

(11)	Commercial and Administration Management Agreement, dated November 24, 2009, between SRV Joint Gas Ltd. and Höegh LNG AS ( GDF Suez Neptune ). Please read “Item 7.B. Related Party Transactions—Commercial and Administration Management Agreements.”

(12)

Commercial and Administration Management Agreement, dated May 19, 2010, between SRV Joint Gas Two Ltd. and Höegh LNG AS ( GDF Suez Cape Ann ). Please read “Item 7.B. Related Party Transactions—Commercial and Administration Management Agreements.”

(13)	Commercial and Administration Management Agreement, dated May 31, 2010, between Höegh LNG FSRU III Ltd. (as successor to HöeghStream LNG Ltd.) and Höegh LNG AS (Höegh Gallant). Please read “Item 7.B. Related Party Transactions—Commercial and Administration Management Agreements.”

(14)	Management Agreement, dated March 27, 2015, between Hoegh LNG Cyprus Limited and Höegh LNG AS (Höegh Gallant). Please read “Item 7.B. Related Party Transactions—Gallant Management Agreement.”

(15)	Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Ltd. and Höegh LNG Fleet Management AS ( GDF Suez Neptune ). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(16)	Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Two Ltd. and Höegh LNG Fleet Management AS ( GDF Suez Cape Ann ). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(17)	Baltic and International Maritime Council Standard Ship Management Agreement, dated March 24, 2015, between Höegh LNG Cyprus and Höegh LNG Fleet Management AS (Höegh Gallant). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(18)	Technical Information and Services Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG AS ( PGN FSRU Lampung ). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(19)	Master Spare Parts Supply Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Asia Pte. Ltd. ( PGN FSRU Lampung ). Please read “Item 7.B. Related Party Transactions—Master Spare Parts Supply Agreement.”

(20)	Master Maintenance Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Shipping Services Pte Ltd ( PGN FSRU Lampung ). Please read “Item 7.B. Related Party Transactions—Master Maintenance Agreement.”

(21)	Sub-Technical Support Agreement, dated April 11, 2014, between Höegh LNG AS and Höegh LNG Fleet Management AS. Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(22)	Intercompany Agreement Regarding Secondment of Employees, dated March 31, 2015, between Höegh LNG Maritime Management Pte. Ltd. and Hoegh LNG Cyprus Limited, as amended by Addendum No.1, dated November 17, 2015. Please read “Item 7.B. Related Party Transactions—Secondment Agreement.”

(23)	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA, as amended by Amendment No. 1, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 2, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 3, dated April 23, 2014, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA ( GDF Suez Neptune ). Please read “Item 4.B. Business Overview—Vessel Time Charters— GDF Suez Neptune Time Charter.”

(24)	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated December 20, 2007, among SRV Joint Gas Ltd., Suez LNG Trading SA and SRV Joint Gas Two Ltd., as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Two Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA, as amended by Amendment No. 1, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 2, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as supplemented by the Side Letter, dated November 17, 2013, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 3, dated April 23, 2014, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA. ( GDF Suez Cape Ann ). Please read “Item 4.B. Business Overview—Vessel Time Charters.”

(25)	Amendment and Restatement Agreement of the Original Lease, Operation and Maintenance Agreement, dated January 25, 2012, between Höegh LNG Ltd. and PT Perusahaan Gas Negara (Persero) Tbk, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated September 18, 2013, among PT Perusahaan Gas Negara (Persero) Tbk, Höegh LNG Ltd. and PT Höegh LNG Lampung, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated February 21, 2014, among PT Perusahaan Gas Negara (Persero) Tbk, PT PGN LNG Indonesia and PT Höegh LNG Lampung ( PGN FSRU Lampung ). Please read “Item 4.B. Business Overview—Vessel Time Charters— PGN FSRU Lampung Time Charter.”

(26)	Lease and Maintenance Agreement, dated April 15, 2015, between Hoegh LNG Cyprus Limited, acting through its Egypt Branch, and Höegh LNG Egypt LLC (Höegh Gallant). Please read “Item 4.B. Business Overview—Vessel Time Charters—Höegh Gallant Time Charter.”

(27)	Second Amended and Restated Shareholders’ Agreement, dated July 18, 2014, among Mitsui O.S.K Lines, Ltd., Höegh LNG Partners Operating LLC and Tokyo LNG Tanker Co., Ltd. Please read “Item 4.B. Business Overview—Shareholder Agreements.”

(28)	Shareholders’ Agreement, dated March 13, 2013, between Höegh LNG Lampung Pte Ltd. and PT Bahtera Daya Utama. Please read Item 4.B. Business Overview—Shareholder Agreements.”

(29)	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Ltd.

(30)	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Two Ltd.

(31)	Amendment and Restatement Agreement, dated October 9, 2013, among Höegh LNG Lampung Pte Ltd., PT Bahtera Daya Utama and PT Imeco Inter Sarana.

(32)	Revolving Loan Agreement, dated August 12, 2014, between Höegh LNG Partners LP and Höegh LNG Holdings Ltd. in the amount of $85,000,000, as amended by Amendment No. 1, dated February 28, 2016. Please read “Item 7.B. Related Party Transactions—Sponsor Credit Facility with Höegh LNG.”

(33)	Demand Note, dated August 12, 2014, issued by Höegh LNG Holdings Ltd. in favor of Höegh LNG Partners LP in the amount of $140,000,000. Please read “Item 7.B. Related Party Transactions—Demand Note.”

(34)	Neptune Facility Agreement, dated December 20, 2007, among SRV Joint Gas Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, the Letter from the Agent for the Lenders, dated August 26, 2010, the Letter from the Agent for the Lenders, dated July 25, 2014 and the Amendment Agreement, dated February 24, 2015. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt—Neptune Facility.”

(35)	Cape Ann Facility Agreement, dated December, 20, 2007, among SRV Joint Gas Two Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, the Letter from the Agent for the Lenders, dated August 26, 2010, the Amendment Agreement, dated June 29, 2012 and the Letter from the Agent for the Lenders, dated July 25, 2014. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt—Cape Ann Facility.”

(36)	$299 Million Lampung Facility Agreement, dated September 12, 2013, between PT Höegh LNG Lampung and the other parties thereto, as amended by the Second Side Letter, dated December 18, 2014. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Lampung Facility.”

(37)	$412 Million Amended and Restated Facilities Agreement, dated March 17, 2016, between Höegh LNG Cyprus and Höegh LNG FSRU IV Ltd., as borrowers, and the other parties thereto. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Gallant/Grace Facility.”

(38)	License Agreement, between Leif Höegh & Co. Ltd. and Höegh LNG Partners LP. Please read “Item 7.B. Related Party Transactions—License Agreement.”

(39)	Contribution, Purchase and Sale Agreement, dated August 12, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC. Please read “Item 7.B. Related Party Transactions—Acquisition of the Höegh Gallant.”

(40)	Letter Agreement, dated October 1, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Egypt LLC, Höegh LNG Partners LP and Höegh LNG Partners Operating LLC. Please read “Item 7.B. Related Party Transactions—Acquisition of the Höegh Gallant.”

(41)	Option Agreement, dated October 1, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd. and Höegh LNG Partners LP. Please read “Item 7.B. Related Party Transactions—Acquisition of the Höegh Gallant.”

(42)

Amended and Restated Seller’s Credit Note, dated February 28, 2016, issued by Höegh LNG Partners LP in favor of Höegh LNG Ltd. Please read “Item 7.B. Related Party Transactions—Acquisition of the Höegh Gallant.”

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

This discussion is based upon provisions of the Code, Treasury Regulations and current administrative rulings and court decisions, all as in effect or existence on the date of this Annual Report and all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below.The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker dealers, tax-exempt organizations, retirement plans or individual retirement accounts or former citizens or long-term residents of the United States), persons who will hold the units as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. Dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or prospective unitholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court. This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units. This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular unitholders in light of their individual circumstances, and each prospective unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common units.

Election to be Treated as a Corporation

We have elected to be treated as a corporation for U.S. federal income tax purposes. Consequently, among other things, U.S. Holders (as defined below) will not be directly subject to U.S. federal income tax on our income, but rather will be subject to U.S. federal income tax on distributions received from us and dispositions of units as described below.

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that owns (actually or constructively) less than 10.0% of the value or voting power of our equity and that is:

·	an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes),

·	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions,

·	an estate the income of which is subject to U.S. federal income taxation regardless of its source, or

·	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person for U.S. federal income tax purposes.

U.S. Federal Taxation of Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

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

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our units, either:

·	at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business); or

·	at least 50.0% of the average of the values of the assets held by us (including the assets of our vessel-owning joint ventures and subsidiaries) at the end of each quarter during such taxable year produce, or are held for the production of, passive income.

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income for PFIC purposes. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected methods of operation, we believe that we were not a PFIC for any prior taxable year, and we expect that we will not be a PFIC for the current and any future taxable year. We believe that more than 25.0% of our gross income for each taxable year was or will be nonpassive income, and more than 50.0% of the average value of our assets for each such year was or will be held for the production of such nonpassive income. This belief is based on valuations and projections regarding our assets, income and charters. While we believe these valuations and projections are accurate, the shipping market is volatile, and no assurance can be given that they will continue to be accurate at any time in the future.

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

Distinguishing between arrangements treated as generating rental income and those treated as generating services income involves weighing and balancing competing factual considerations, and there is no legal authority under the PFIC rules addressing our specific method of operation. Conclusions in this area therefore remain matters of interpretation. We are not seeking a ruling from the IRS on the treatment of income generated from our time chartering operations. Thus, it is possible that the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations will not change in the future and that we will not become a PFIC in any future taxable year.

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

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year (a “Non-Electing Holder”) would be subject to special rules resulting in increased tax liability with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units) and (ii) any gain realized on the sale, exchange or other disposition of the units. These special rules would apply for all periods in which the Non-Electing Holder holds its common units, even if we ceased to be a PFIC. Under these special rules:

·	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

·	the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income in the current year; and

·	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax on ordinary income in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.

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

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units will be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

·	fails to provide an accurate taxpayer identification number;

·	is notified by the IRS that it has failed to report all interest or corporate distributions required to be reported on its U.S. federal income tax returns; or

·	in certain circumstances, fails to comply with applicable certification requirements.

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

Interest Rate Risk

Interest rate swap contracts can be utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on our outstanding floating rate debt. As of December 31, 2015, there are interest rate swap agreements on the Lampung and Gallant facilities’ floating rate debt that are designated as cash flow hedges for accounting purposes. Please read notes 15 and 20 to our consolidated and combined carve-out financial statements.

As of December 31, 2015, the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(in thousands of U.S. dollars)	index	amount	liability	Term	(1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$193,272	(8,704)	Sept 2026	2.8%
Gallant interest rate swaps (2)	LIBOR	$143,812	(2,063)	Sept 2019	1.9%

1)	Excludes the margins paid on the floating-rate debt.
2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

The table below provides information about our financial instruments that are sensitive to interest rates:

Liabilities	2016	2017	2018	2019	2020	Thereafter	Total	Fair value	Rate(1)
Long-term Debt
Fixed rate	$3,667	3,667	3,667	29,333	—	—	40,334	$40,324	4.2%

Variable rate	28,541	28,541	28,541	130,326	19,062	97,961	332,972	343,057	3.2%

Interest Rate Swaps
Variable to fixed	$3,864	3,536	3,213	1,772	937	1,995	15,317	$10,767	2.4%

(1)	Rate refers to the weighted-average interest rate for our variable long-term debt, including the margin we pay on our floating-rate debt. The average variable to fixed rate for our interest rate swaps excludes the margin we pay on our drawn floating-rate debt. Please read note 15 to our consolidated and combined carve-out financial statements.

Our joint ventures have utilized interest rate swap contracts as described in note 12 to our joint ventures’ combined financial statements.

Foreign Currency Risk

All financing, interest expenses from financing and most of our revenue and expenditures for newbuildings are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the years ended December 31, 2015, 2014 and 2013, no derivative financial instruments have been used to manage foreign exchange risk. For the year ended December 31, 2015, the revenues from the Höegh Gallant were 90% denominated in U.S. dollars and 10% denominated in EGP. A limited amount of operating expenses related to the Höegh Gallant was also denominated in EGP. Due to restrictions in Egypt, exchangeability between EGP and other currencies was more than temporarily lacking during 2015. There is only one official published rate for the EGP which is applied in our consolidated and combined carve-out financial statements for revenues, expenses, assets and liabilities as required by US GAAP guidance. Egyptian authorities set the official published rates which are subject to devaluation. We classify EGP cash in excess of EGP working capital needs as long-term restricted cash. As of December 31, 2015, long-term restricted cash in EGP was $0.4 million. Monetary assets denominated in EGP are subject to devaluation risk. We are in discussions with EgyptCo on further reducing the amount of revenues denominated in EGP to reduce the exchange rate risk in 2016. On March 14, 2016, the Egyptian authorities devalued the EGP to U.S. dollar by approximately 14%. Based on the outstanding balances of monetary assets and liabilities as of December 31, 2015, a 15% reduction in the EGP to U.S. dollar rate would result in a foreign exchange loss of approximately $0.1 million.

Credit risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables and interest rate swap agreements, if applicable. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers’ financial condition. In addition, Höegh LNG guarantees the payment of Höegh Gallant time charter hire under certain circumstances. See “Item 4.B. Business Overview—Vessel Time Charters—Höegh Gallant Time Charter—Hire Rate.”

Concentration of Risk

Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership does not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are two charterers so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the customer’s financial condition. In addition, Höegh LNG guarantees the payment of Höegh Gallant time charter hire under certain circumstances. See “Item 4.B. Business Overview—Vessel Time Charters—Höegh Gallant Time Charter—Hire Rate.” No allowance for doubtful accounts was recorded for the year ended December 31, 2015 or 2014. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should the time charter for PGN FSRU Lampung terminate prematurely, there could be delays in obtaining a new time charter and the rates could be lower depending upon the prevailing market conditions.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

 Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

As of December 31, 2015, we were in compliance with all applicable covenants under our debt agreements.

Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2015. Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed in our reports that are filed or submitted under the Exchange Act, are recorded, processed, summarized, and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and (ii) information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2015, our disclosure controls and procedures were not effective as a result of the material weaknesses in internal controls over financial reporting described below.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal controls are designed to provide reasonable assurance as to the reliability of the financial reporting and the preparation and presentation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal controls over financial reporting include those policies and procedures that:

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

In connection with the preparation of this Form 20-F, Management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015, based on the criteria described in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

As of December 31, 2015, management determined that we have not maintained effective controls over accounting for procurement of goods and services. Several control deficiencies were identified:

•	We did not maintain effective manual controls to compensate for inadequate systems solutions to perform an appropriate three way match of the purchase order, delivery confirmation and invoice to detect errors in supplier invoicing.
•	We did not design or implement effective controls over the review and approval of supplier contracts.
•	We did not maintain effective controls over segregation of duties in relation to the initiation and approval of new suppliers.

Our management has determined that these control deficiencies constitute a material weakness.

Due to this material weakness, management concluded that the Partnership did not maintain effective internal control over financial reporting as of December 31, 2015, based on the criteria in Internal Control – Integrated Framework (2013) issued by the COSO. To address this material weakness, we are implementing certain remedial actions as set forth in “Subsequent Remediation Efforts.”

As discussed in greater detail in Item 15 of our Annual Report on Form 20-F/A for the year ended December 31, 2014, during 2015, management identified a material weakness in our internal control over financial reporting related to a combination of control deficiencies related to the accounting treatment for certain Indonesian value added tax (“VAT”) and withholding tax (“WHT”) transactions for the year ended December 31, 2014.

With respect to the material weakness related to the errors in accounting for Indonesian VAT and WHT, we implemented the following remedial measures: (i) hired additional qualified personnel to perform controls over VAT and WHT in Indonesia; (ii) trained Indonesian resources in our internal control requirements; (iii) designed and implemented reconciliation controls of our accounting records to information provided to tax advisors and Indonesian VAT and WHT filings; (iv) designed and began implementing management oversight controls over tax reporting in foreign jurisdictions by a newly hired tax compliance officer; and (v) increased local management involvement with accounting personnel in local tax issues.

Based on our evaluation in accordance with the COSO criteria, we consider the material weakness related to the accounting for Indonesian VAT and WHT has not been fully remediated and to be present at December 31, 2015. The reconciliation controls implemented in Indonesia have not operated for a sufficient period of time for management to conclude, through testing, that the applicable controls have operated effectively as of December 31, 2015. In addition, due to the need to recruit additional resources, the management oversight controls have not been fully implemented as of December 31, 2015.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Partnership’s registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

Subsequent Remediation Efforts

Subsequent to December 31, 2015, we have taken or are planning to take the remedial actions set forth below to address the combination of deficiencies resulting in material weaknesses in our internal control over financial reporting related to the accounting for Indonesian VAT and WHT transactions and procurement transactions:

•	Complete the implementation and testing of management oversight controls over accounting for Indonesian VAT and WHT transactions;
•	Complete the testing of reconciliations controls over accounting for Indonesian VAT and WHT transactions for a sufficient number of periods to conclude on the effectiveness of the controls;
•	Reassess, redesign, if necessary, and implement controls for three way match of invoices;
•	Implement the review and approval controls for supplier contracts; and
•	Additional training of purchasing personnel to assure segregation of duties between the initiation and approval of new suppliers.

We believe the remediation actions described above will remediate the material weaknesses we have identified. We are committed to continuing to improve our internal control processes and will continue to review our financial reporting controls and procedures. Our remediation efforts, including re-design, if necessary, implementation and testing of our remediation measures will continue to be given significant time and attention in 2016. As we continue to evaluate and work to improve our internal control over financial reporting, we may determine to take additional measures to address control deficiencies or determine to modify certain of the remediation measures described above. In addition to completing our planned actions above, the material weaknesses cannot be considered remediated until the applicable enhancements to our internal control process operate for a sufficient period of time and management has concluded, through testing, that internal controls are operating effectively.

Changes in Internal Control over Financial Reporting

Except for those changes as described above under “Subsequent Remediation Efforts”, there have been no significant changes in our internal control over financial reporting during the year ended December 31, 2015 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations of Disclosure Controls and Procedures in Internal Control over Financial Reporting

Our system of controls is designed to provide reasonable, not absolute, assurance regarding the reliability and integrity of accounting and financial reporting. Our Chief Executive Officer and Chief Financial Officer does not expect that our disclosure controls and internal controls will prevent all errors and fraud. Because of inherent limitations in any such control system (e.g. faulty judgments, human error, information technology system error, or intentional circumvention), there can be no assurance that the objectives of a control system will be met under all circumstances. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met. In addition, expectations related to any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The benefits of a control system also must be considered relative to the costs of the system and our judgment regarding the likelihood of potential events.

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

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2015 was Ernst & Young AS.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by SEC and PCAOB standards to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2015.

Fees Incurred by the Partnership for Ernst & Young AS’ Services

(In thousands of U.S. dollars)	2015	2014
Audit Fees	$1,429	$714
Audit-Related Fees	—	319
Tax Fees	—	—
All Other Fees	—	—
	$1,429	$1,033

Audit Fees

Audit fees for 2015 and 2014 are the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Partnership’s annual financial statements and services normally provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

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

The consolidated and combined carve-out financial statements of Höegh LNG Partners LP and schedule set forth on pages F-1 through F-53 and Exhibit 15.1 and the combined financial statements of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. set forth on pages F-54 through F-74, together with the related reports of Ernst & Young AS, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the notes to the financial statements and therefore have been omitted.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit
Number	Description

1.1	Certificate of Limited Partnership of Höegh LNG Partners LP (incorporated by reference to Exhibit 3.1 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

1.2	First Amended and Restated Agreement of Limited Partnership of Höegh LNG Partners LP, dated August 12, 2014, between Höegh LNG GP LLC and Höegh LNG Holdings Ltd. (incorporated by reference to Exhibit 1.2 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.1	Contribution, Purchase and Sale Agreement, dated August 8, 2014, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.1 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.2	Omnibus Agreement, dated August 12, 2014, among Höegh LNG Holdings Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.2 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.2.1	Letter Agreement, dated August 12, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.32 to the registrant’s Annual Report on Form 20-F/A, filed on November 30, 2015)

4.3	2014 Höegh LNG Partners LP Long-Term Incentive Plan (incorporated by reference to Exhibit 4.3 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.4	Höegh LNG Partners LP Non-Employee Director Compensation Plan (incorporated by reference to Exhibit 10.4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)
4.5* 4.6

Höegh LNG Partners LP Amended and Restated Non-Employee Director Compensation Plan

Employment Contract, dated November 26, 2013, between Leif Höegh (U.K.) Limited and Richard Tyrrell (incorporated by reference to Exhibit 10.5 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.7	Administrative Services Agreement, dated July 2, 2014, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Höegh LNG Services Ltd., as amended (incorporated by reference to Exhibit 4.6 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.8	Administrative Services Agreement, dated July 2, 2014, between Höegh LNG Services Ltd and Höegh LNG AS, as amended (incorporated by reference to Exhibit 4.7 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

Exhibit
Number	Description

4.9	Administrative Services Agreement, dated October 28, 2014, between Leif Höegh (U.K.) Limited and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.30 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.10	Administrative Services Agreement, dated October 28, 2014, between Leif Höegh (U.K.) Limited and Höegh LNG Services Ltd. (incorporated by reference to Exhibit 4.31 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.11	Commercial and Administration Management Agreement, dated November 24, 2009, between SRV Joint Gas Ltd. and Höegh LNG AS ( GDF Suez Neptune ) (incorporated by reference to Exhibit 10.8 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.12	Commercial and Administration Management Agreement, dated May 19, 2010, between SRV Joint Gas Two Ltd. and Höegh LNG AS ( GDF Suez Cape Ann ) (incorporated by reference to Exhibit 10.9 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.13*	Commercial and Administration Management Agreement, dated May 31, 2010, between Höegh LNG FSRU III Ltd. (as successor to HöeghStream LNG Ltd.) and Höegh LNG AS (Höegh Gallant)

4.14*	Management Agreement, dated March 27, 2015, between Hoegh LNG Cyprus Limited and Höegh LNG AS (Höegh Gallant)

4.15	Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Ltd. and Höegh LNG Fleet Management AS ( GDF Suez Neptune ) (incorporated by reference to Exhibit 10.10 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.16	Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Two Ltd. and Höegh LNG Fleet Management AS ( GDF Suez Cape Ann ) (incorporated by reference to Exhibit 10.11 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.17*	Baltic and International Maritime Council Standard Ship Management Agreement, dated March 24, 2015, between Hoegh LNG Cyprus Limited and Höegh LNG Fleet Management AS (Höegh Gallant)

4.18	Technical Information and Services Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG AS ( PGN FSRU Lampung ) (incorporated by reference to Exhibit 10.12 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.19	Master Spare Parts Supply Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Asia Pte. Ltd. ( PGN FSRU Lampung ) (incorporated by reference to Exhibit 10.13 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.20	Master Maintenance Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Shipping Services Pte Ltd ( PGN FSRU Lampung ) (incorporated by reference to Exhibit 10.14 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.21	Sub-Technical Support Agreement, dated April 11, 2014, between Höegh LNG AS and Höegh LNG Fleet Management AS (incorporated by reference to Exhibit 10.15 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.22*	Intercompany Agreement Regarding Secondment of Employees, dated March 31, 2015, between Höegh LNG Maritime Management Pte. Ltd. and Hoegh LNG Cyprus Limited, as amended by Addendum No. 1 dated November 17, 2015.

4.23†	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA ( GDF Suez Neptune ) (incorporated by reference to Exhibit 10.16 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

Exhibit
Number	Description

4.23.1†	Amendment No 1. to the SRV LNG Carrier Time Charterparty, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA ( GDF Suez Neptune ) (incorporated by reference to Exhibit 4.16.1 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.23.2†	Amendment No 2. to the SRV LNG Carrier Time Charterparty, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA ( GDF Suez Neptune ) (incorporated by reference to Exhibit 4.16.2 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.23.3†	Amendment No. 3, dated April 23, 2014, to the SRV LNG Carrier Time Charterparty ( GDF Suez Neptune ) (incorporated by reference to Exhibit 10.16.1 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.24†	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated December 20, 2007, among SRV Joint Gas Ltd., Suez LNG Trading SA and SRV Joint Gas Two Ltd., as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Two Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA, as amended by Amendment No. 1, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 2, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as supplemented by the Side Letter, dated November 17, 2013, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA ( GDF Suez Cape Ann ) (incorporated by reference to Exhibit 10.17 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.24.1†	Amendment No. 3, dated April 23, 2014, to the SRV LNG Carrier Time Charterparty ( GDF Suez Cape Ann ) (incorporated by reference to Exhibit 10.17.1 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.25†	Amendment and Restatement Agreement of the Original Lease, Operation and Maintenance Agreement, dated January 25, 2012, between Höegh LNG Ltd. and PT Perusahaan Gas Negara (Persero) Tbk, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated September 18, 2013, among PT Perusahaan Gas Negara (Persero) Tbk, Höegh LNG Ltd. and PT Höegh LNG Lampung, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated February 21, 2014, among PT Perusahaan Gas Negara (Persero) Tbk, PT PGN LNG Indonesia and PT Höegh LNG Lampung ( PGN FSRU Lampung ) (incorporated by reference to Exhibit 10.18 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.26*††	Lease and Maintenance Agreement, dated April 15, 2015, between Hoegh LNG Cyprus Limited, acting through its Egypt Branch, and Höegh LNG Egypt LLC (Höegh Gallant)

4.27	Second Amended and Restated Shareholders’ Agreement, dated July 18, 2014, among Mitsui O.S.K Lines, Ltd., Höegh LNG Partners Operating LLC and Tokyo LNG Tanker Co., Ltd. (incorporated by reference to Exhibit 4.19 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.28	Shareholders’ Agreement, dated March 13, 2013, between Höegh LNG Lampung Pte Ltd. and PT Bahtera Daya Utama (incorporated by reference to Exhibit 10.20 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.29	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Ltd. (incorporated by reference to Exhibit 10.21 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.30	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Two Ltd. (incorporated by reference to Exhibit 10.22 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.31	Amendment and Restatement Agreement, dated October 9, 2013, among Höegh LNG Lampung Pte Ltd., PT Bahtera Daya Utama and PT Imeco Inter Sarana (incorporated by reference to Exhibit 10.23 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

Exhibit
Number	Description

4.32	Revolving Loan Agreement, dated August 12, 2014, between Höegh LNG Partners LP and Höegh LNG Holdings Ltd. in the amount of $85,000,000 (incorporated by reference to Exhibit 4.24 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.32.1*	Amendment No. 1 to the Revolving Loan Agreement, dated February 28, 2016

4.33	Demand Note, dated August 12, 2014, issued by Höegh LNG Holdings Ltd. in favor of Höegh LNG Partners LP in the amount of $140,000,000 (incorporated by reference to Exhibit 4.25 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.34	Neptune Facility Agreement, dated December 20, 2007, among SRV Joint Gas Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, the Letter from the Agent for the Lenders, dated August 26, 2010, the Letter from the Agent for the Lenders, dated July 25, 2014 and the Amendment Agreement, dated February 24, 2015 (incorporated by reference to Exhibit 4.26 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.35	Cape Ann Facility Agreement, dated December, 20, 2007, among SRV Joint Gas Two Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, the Letter from the Agent for the Lenders, dated August 26, 2010, the Amendment Agreement, dated June 29, 2012 and the Letter from the Agent for the Lenders, dated July 25, 2014 (incorporated by reference to Exhibit 4.27 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.36	$299 Million Lampung Facility Agreement, dated September 12, 2013, between PT Höegh LNG Lampung and the other parties thereto, as amended by the Second Side Letter, dated December 18, 2014 (incorporated by reference to Exhibit 4.28 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.37*	$412 Million Amended and Restated Facilities Agreement, dated March 17, 2016, between Hoegh LNG Cyprus Limited and Höegh LNG FSRU IV Ltd., as borrowers, and the other parties thereto

4.38	License Agreement, between Leif Höegh & Co. Ltd. and Höegh LNG Partners LP (incorporated by reference to Exhibit 10.29 to Amendment No. 1 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 17, 2014)

4.39*	Contribution, Purchase and Sale Agreement, dated August 12, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC

4.40*	Letter Agreement, dated October 1, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Egypt LLC, Höegh LNG Partners LP and Höegh LNG Partners Operating LLC

4.41*	Option Agreement, dated October 1, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd. and Höegh LNG Partners LP

4.42*	Amended and Restated Seller’s Credit Note, dated February 28, 2016, issued by Höegh LNG Partners LP in favor of Höegh LNG Ltd.

8.1*	Subsidiaries of Höegh LNG Partners LP

12.1*	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer and the Principal Financial Officer

13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer and the Principal Financial Officer

15.1*	Schedule I - Condensed Financial Information of Registrant

Exhibit
Number	Description

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF*	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE*	XBRL Taxonomy Extension Schema Presentation Linkbase

*	Filed herewith.
†	Certain portions have been omitted pursuant to a confidential treatment order. Omitted information has been filed separately with the SEC.
††	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Annual Report and submitted separately to the Securities and Exchange Commission.

 SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

HÖEGH LNG PARTNERS LP

By:	/s/ RICHARD TYRRELL
Name:	Richard Tyrrell
Title:	Chief Executive Officer and Chief Financial Officer

Date: April 28, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Höegh LNG Partners LP

We have audited the accompanying consolidated and combined carve-out balance sheets of Höegh LNG Partners LP as of December 31, 2015 and 2014, and the related consolidated and combined carve-out statements of income, comprehensive income, changes in partners’ capital / owner’s equity and cash flows for each of the three years in the period ended December 31, 2015. Our audit also included the financial statement schedule listed in the Index at Item 18. These financial statements and schedule are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated and combined carve-out financial position of Höegh LNG Partners LP at December 31, 2015 and 2014, and the consolidated and combined carve-out results of its operations and its cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

/s/ Ernst & Young AS

Oslo, Norway

April 28, 2016

HÖEGH LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(in thousands of U.S. dollars, except per unit amounts)

	Notes	2015	2014	2013
REVENUES
Time charter revenues	6,18,21	$57,465	22,227	$—
Construction contract revenues	7,18	—	51,868	51,062
Other revenue		—	474	511
Total revenues	6	57,465	74,569	51,573
OPERATING EXPENSES
Voyage expenses		—	(1,139)	—
Vessel operating expenses	18	(9,679)	(6,197)	—
Construction contract expenses	7,21	—	(38,570)	(43,958)
Administrative expenses		(8,733)	(12,566)	(8,043)
Depreciation and amortization	11,12	(2,653)	(1,317)	(8)
Total operating expenses		(21,065)	(59,789)	(52,009)
Equity in earnings (losses) of joint ventures	5,17	17,123	(5,330)	40,228
Operating income (loss)	5	53,523	9,450	39,792
FINANCIAL INCOME (EXPENSE), NET
Interest income	18	7,568	4,959	2,122
Interest expense	18	(17,770)	(9,665)	(352)
Gain (loss) on derivative instruments	20	949	(161)	—
Other items, net		(2,678)	(2,788)	(1,096)
Total financial income (expense), net	8	(11,931)	(7,655)	674
Income (loss) before tax		41,592	1,795	40,466
Income tax expense	9	(313)	(481)	—
Net income (loss)	5	$41,279	1,314	$40,466

Earnings per unit	23
Common unit public (basic and diluted)		$1.56	0.50	—
Common unit Höegh LNG (basic and diluted)		$1.57	0.50	—
Subordinated unit (basic and diluted)		$1.57	0.50	—

The accompanying notes are an integral part of the consolidated and combined carve-out financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(in thousands of U.S. dollars)

	Notes	2015	2014	2013
Net income (loss)		$41,279	1,314	$40,466
Unrealized gains (losses) on cash flow hedge	20	1,329	(10,159)	—
Income tax (benefit) expense	9,20	(395)	1,984	—
Other comprehensive income (loss)		934	(8,175)	—
Comprehensive income (loss)		$42,213	(6,861)	$40,466

The accompanying notes are an integral part of the consolidated and combined carve-out financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2014

(in thousands of U.S. dollars)

	Notes	2015	2014
ASSETS
Current assets
Cash and cash equivalents	19	$32,868	$30,477
Restricted cash	19	10,630	21,935
Trade receivables	19	8,200	6,189
Amounts due from affiliates	18,19	4,239	—
Demand note due from owner	18,19	—	143,241
Advances to joint ventures	14,19	7,130	6,665
Inventory		767	—
Current portion of net investment in direct financing lease	6	3,192	2,894
Current deferred tax assets	9	381	343
Prepaid expenses and other receivables		528	564
Total current assets	2c	67,935	212,308
Long-term assets
Restricted cash	19	15,198	15,184
Vessels, net of accumulated depreciation	12	353,078	—
Other equipment		119	54
Intangibles and goodwill	13	18,646	—
Advances to joint ventures	14,19	6,861	12,287
Net investment in direct financing lease	6	290,111	292,469
Long-term deferred tax assets	9	1,645	1,667
Other long-term assets	10	10,150	15,449
Total long-term assets	2c	695,808	337,110
Total assets		$763,743	$549,418

The accompanying notes are an integral part of the consolidated and combined carve-out financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2014

(in thousands of U.S. dollars)

	Notes	2015	2014
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	15,19	$32,208	$19,062
Trade payables		1,350	864
Amounts due to owners and affiliates	18,19	10,604	6,019
Loans and promissory notes due to owners and affiliates	18,19	287	467
Value added and withholding tax liability		2,078	3,066
Derivative financial instruments	19,20	4,912	4,676
Current deferred tax liability	9	450	—
Accrued liabilities and other payables	16	20,782	13,365
Total current liabilities		72,671	47,519
Long-term liabilities
Accumulated losses of joint ventures	5,17	42,507	59,630
Long-term debt	2c,15,19	330,635	179,141
Seller’s credit note	18,19	47,000	—
Derivative financial instruments	19,20	5,855	4,544
Long-term deferred tax liability	9	644	—
Other long-term liabilities	10	14,633	22,206
Total long-term liabilities		441,274	265,521
Total liabilities		513,945	313,040
EQUITY	2a,3
Common units public		209,372	207,004
Common units Höegh LNG		6,604	5,202
Subordinated units		41,063	32,347
Total partners' capital		257,039	244,553
Accumulated other comprehensive income (loss)		(7,241)	(8,175)
Total equity		249,798	236,378
Total liabilities and equity		$763,743	$549,418

The accompanying notes are an integral part of the consolidated and combined carve-out financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF

CHANGES IN PARTNERS’ CAPITAL/OWNER’S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(in thousands of U.S. dollars)

		Partners' Capital
	Owner's Equity	Common Units Public	Common Units Höegh LNG	Sub-ordinated Units	Accumulated Other Comprehensive Income	Total Equity
Combined carve-out balance as of December 31, 2012	$(53,229)	—	—	—	—	$(53,229)
Carve-out net income	40,466	—	—	—	—	40,466
Carve-out distributions to owner, net	(35,333)	—	—	—	—	(35,333)
Combined carve-out balance as of December 31, 2013	(48,096)	—	—	—	—	(48,096)
Carve-out net loss (January 1- August 12, 2014)	(11,941)	—	—	—	—	(11,941)
Other comprehensive loss	—	—	—	—	(5,900)	(5,900)
Conversion of promissory note to equity	101,500	—	—	—	—	101,500
Carve-out distributions to owner, net	(11,039)	—	—	—	—	(11,039)
Combined carve-out balance as of August 12, 2014	30,424	—	—	—	(5,900)	24,524
Elimination of equity (note 2)	45,799	—	—	—	—	45,799
Allocation of partnership capital to unitholders August 12, 2014	(76,223)	—	10,561	65,662	—	—
Net proceeds from IPO net of underwriters' discounts, fees and expenses of offering (note 3)	—	203,467	—	—	—	203,467
Cash distribution of initial public offering proceeds to Höegh LNG	—	—	(6,023)	(37,444)	—	(43,467)
Post-initial public offering net income (note 3)	—	5,562	1,066	6,627	—	13,255
Cash distributions to unitholders	—	(2,025)	(388)	(2,413)	—	(4,826)
Other comprehensive loss	—	—	—	—	(2,275)	(2,275)
Distributions to owner, net	—	—	(14)	(85)	—	(99)
Consolidated balance as of December 31, 2014	—	207,004	5,202	32,347	(8,175)	236,378
Net income	—	17,273	3,326	20,680	—	41,279
Cash distributions to unitholders	—	(14,905)	(2,857)	(17,762)	—	(35,524)
Cash contribution from Höegh LNG	—	—	914	5,682	—	6,596
Other comprehensive income	—	—	—	—	934	934
Contributions from owner	—	—	19	116	—	135
Consolidated balance as of December 31, 2015	$—	209,372	6,604	41,063	(7,241)	$249,798

The accompanying notes are an integral part of the consolidated and combined carve-out financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(in thousands of U.S. dollars)

	2015	2014	2013
OPERATING ACTIVITIES
Net income (loss)	$41,279	1,314	$40,466
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	2,653	1,317	8
Equity in losses (earnings) of joint ventures	(17,123)	5,330	(40,228)
Changes in accrued interest income on advances to joint ventures and demand note	2,406	(4,349)	(1,381)
Amortization and write off of deferred debt issuance cost	2,480	4,362	379
Amortization in revenue for above market contract	605	—	—
Changes in accrued interest expense	(162)	1,146	352
Refundable value added tax on import	—	(26,298)	—
Net currency exchange losses (gains)	102	(271)	—
Unrealized loss (gain) on financial instruments	(949)	161	—
Deferred tax expense	(1,033)	(24)	—
Other adjustments	135	59	(38)
Changes in working capital:
Restricted cash	10,007	(22,180)	—
Trade receivables	(2,011)	(6,115)	(58)
Unbilled construction contract income	—	55,174	(51,062)
Inventory	271	—	—
Prepaid expenses and other receivables	235	26	(530)
Trade payables	154	864	(212)
Amounts due to owners and affiliates	(3,486)	6,019	—
Value added and withholding tax liability	2,892	7,660	4,614
Accrued liabilities and other payables	4,330	3,781	6,473
Net cash provided by (used in) operating activities	42,785	27,976	(41,217)

INVESTING ACTIVITIES
Expenditure for vessels, newbuildings and other equipment	(955)	(170,906)	(36,323)
Demand note made to Höegh LNG	—	(140,000)	—
Receipts from repayment of principal on advances to joint ventures	5,796	6,666	5,542
Receipts from repayment of principal on direct financing lease	2,919	1,341	—
Cash acquired in the acquisition of the Höegh Gallant	7,695	—	—
(Increase) decrease in restricted cash	—	10,700	—
Net cash provided by (used in) investing activities	$15,455	(292,199)	$(30,781)

The accompanying notes are an integral part of the consolidated and combined carve-out financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(in thousands of U.S. dollars)

	2015	2014	2013
FINANCING ACTIVITIES
Proceeds from long-term debt	$—	$257,099	$—
Proceeds from amounts due to owners and affiliates	—	10,193	15,207
Proceeds from loans and promissory notes due to owners and affiliates	—	650	101,493
Repayment of long-term debt	(22,348)	(44,766)	—
Repayment of amounts due to owners and affiliates	—	(25,400)	—
Repayment of loans and promissory notes due to owners and affiliates	—	(49,150)	—
Contributions from (distributions to) owner	—	(11,198)	(35,333)
Customer loan for funding of value added liability on import	(4,769)	26,297	—
Payment of debt issuance cost	(189)	(8,023)	(9,361)
Proceeds from initial public offering, net of underwriters' discounts and expenses	—	203,467	—
Cash from proceeds of initial public offering distributed to Höegh LNG	—	(43,467)	—
Cash distributions to unitholders	(35,524)	(4,826)	—
Proceeds from indemnifications received from Höegh LNG	6,596	—	—
Cash settlement of derivative financial instruments	—	(1,100)	—
Decrease (increase) in restricted cash	385	(15,184)	—
Net cash provided by (used in) financing activities	(55,849)	294,592	72,006

Increase (decrease) in cash and cash equivalents	2,391	30,369	8
Cash and cash equivalents, beginning of period	30,477	108	100
Cash and cash equivalents, end of period	$32,868	$30,477	$108

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

On October 1, 2015, the Partnership closed the acquisition of 100% of the shares in Höegh LNG FSRU III Ltd., a Cayman Islands company, that indirectly owns the Höegh Gallant, for a total consideration of $194.2 million, as further described in note 4. The Höegh Gallant was constructed by Hyundai Heavy Industries Co., Ltd. (“HHI”) and was delivered to Höegh LNG in November 2014.

The interests in SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., collectively, are referred to as the “joint ventures” and the remaining entities owned by the Partnership, as reflected in the table below are, collectively, referred to as the “subsidiaries” in these consolidated and combined carve-out financial statements. Hoegh LNG Lampung Pte. Ltd., PT Hoegh LNG Lampung and the joint ventures are, collectively, referred to as the “Combined Entities” in the combined carve-out financial statements. The PGN FSRU Lampung, the Höegh Gallant, the GDF Suez Neptune and the GDF Suez Cape Ann are floating storage regasification units (“FSRUs”) and, collectively, referred to in these consolidated and combined carve-out financial statements as the vessels or the “FSRUs.” The Tower Yoke Mooring System (the “Mooring”) is an offshore installation that is used to moor the PGN FSRU Lampung to offload the gas into an offshore pipe that transports the gas to a land terminal. PT Hoegh LNG Lampung, Hoegh LNG Cyprus Limited, the owner of the Höegh Gallant, and the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are collectively referred to as the “FSRU-owning entities.”

The GDF Suez Neptune and the GDF Suez Cape Ann operate under long-term time charters with expiration dates in 2029 and 2030, respectively, and, in each case, with an option for the charterer to extend for up to two additional periods of five years each. The PGN FSRU Lampung, operates under a long term time charter which started in July 2014 with an expiration date in 2034 (with an option for the charterer to extend for up to two additional periods of five years each) and uses the Mooring that was constructed and installed and sold to the charterer, PT PGN LNG Indonesia (“PGN LNG”), a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”). The Höegh Gallant operates under a long term time charter which started in April 2015 with an expiration date in April 2020 with Hoegh LNG Egypt LLC (“EgyptCo”), a subsidiary of Höegh LNG. EgyptCo has a charter with the government-owned Egyptian Natural Gas Holding Company (“EGAS”). Pursuant to an option agreement, the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table lists the entities included in these consolidated and combined carve-out financial statements and their purpose as of December 31, 2015.

Jurisdiction of
Incorporation
Name	or Registration	Purpose
Höegh LNG Partners LP	Marshall Islands	Holding Company
Höegh LNG Partners Operating LLC (100% owned)	Marshall Islands	Holding Company
Hoegh LNG Services Ltd (100% owned)	United Kingdom	Administration Services Company
Hoegh LNG Lampung Pte. Ltd. (100% owned)	Singapore	Owns 49% of PT Hoegh LNG Lampung
PT Hoegh LNG Lampung (49% owned) (1)	Indonesia	Owns PGN FSRU Lampung
SRV Joint Gas Ltd. (50% owned) (2)	Cayman Islands	Owns GDF Suez Neptune
SRV Joint Gas Two Ltd. (50% owned) (2)	Cayman Islands	Owns GDF Suez Cape Ann
Höegh LNG FSRU III Ltd. (100% owned) (3)	Cayman Islands	Owns 100% of Hoegh LNG Cyprus Limited
Hoegh LNG Cyprus Limited (100% owned) (3)	Cyprus	Owns Höegh Gallant
Hoegh LNG Cyprus Limited Egypt Branch (100% owned) (3)	Egypt	Branch of Hoegh LNG Cyprus Limited

(1) PT Hoegh LNG Lampung is a variable interest entity, which is controlled by Hoegh LNG Lampung Pte. Ltd. and is, therefore, 100% consolidated in the consolidated and combined carve-out financial statements.

(2) The remaining 50% interest in each joint venture is owned by Mitsui O.S.K. Lines, Ltd. and Tokyo LNG Tanker Co.

(3) The ownership interests were acquired on October 1, 2015.

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

Based upon the criteria set forth in US GAAP, the Partnership has determined that PT Hoegh LNG Lampung is a VIE, as the equity holders, through their equity investments, may not participate fully in the entity's expected residual returns and substantially all of the entity's activities either involve, or are conducted on behalf of, the Partnership. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of PT Hoegh LNG Lampung are included in the consolidated and combined carve-out financial statements. Dividends may only be paid if the retained earnings are positive under Indonesian law and requirements are fulfilled under the Lampung facility. Refer to note 15. As of December 31, 2015 and 2014, PT Hoegh LNG Lampung had negative retained earnings and therefore cannot make dividend payments under Indonesia law. Under the Lampung facility, there are limitations on cash dividends and loans that can be made to the Partnership. As of December 31, 2015 and 2014, restricted net assets of the consolidated subsidiaries were $119.8 million and $113.4 million, respectively.

 In addition, the Partnership has determined that the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are VIEs since each entity did not have a sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support at the time of its initial investment. The entities have been financed with third party debt and subordinated shareholders loans. The Partnership is not the primary beneficiary, as the Partnership cannot make key operating decisions considered to be most significant to the VIEs, but has joint control with the other equity holders. Therefore, the joint ventures are accounted for under the equity method of accounting as the Partnership has significant influence. The Partnership's carrying value is recorded in advances to joint ventures and accumulated losses of joint ventures in the consolidated and combined carve-out balance sheets. For SRV Joint Gas Ltd., the Partnership had a receivable for the advances of $7.2 million and $9.8 million, respectively, and the Partnership’s accumulated losses or its share of net liabilities were $19.8 million and $28.4 million, respectively, as of December 31, 2015 and 2014. The Partnership's carrying value for SRV Joint Gas Two Ltd., consists of a receivable for the advances of $6.8 million and $9.1 million, respectively, and the Partnership’s accumulated losses or its share of net liabilities of $22.7 million and $31.2 million, respectively, as of December 31, 2015 and 2014. The major reason that the Partnership’s accumulated losses in the joint ventures are net liabilities is due to the fair value adjustments for the interest rate swaps recorded as liabilities on the combined balance sheets of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. The maximum exposure to loss is the carrying value of the receivables, which is subordinated to the joint ventures’ long-term bank debt, the investments in the joint ventures (accumulated losses), as the shares are pledged as security for the joint ventures’ long-term bank debt and Höegh LNG’s commitment under long-term bank loan agreements to fund its share of drydocking costs and remarketing efforts in the event of an early termination of the charters. Dividend distributions require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans; c) and under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

b.	Carve-out principles

For the period from January 1, 2014 to August 12, 2014 (the date of the IPO) and for the year ended December 31, 2013, the combined carve-out financial statements presented herein have been carved out of the consolidated financial statements of Höegh LNG and adjusted to be in accordance with US GAAP.

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

In addition, there were administrative expenses of Höegh LNG that were attributed to a specific vessel or project directly. The administrative expenses included undistributed corporate and segment management and administrative staffs’ salary expenses and benefits, and general and administrative expenses. These administrative expenses were allocated to the combined carve-out financial statements based on the number of vessels, newbuildings and business development projects in Höegh LNG’s fleet, joint ventures and operations. Related parties provided the commercial and technical services for the FSRUs, including supervision of newbuilding, and employ the crews that work on the FSRUs. Accordingly, neither the Combined Entities nor the Partnership were liable for any pension or post retirement benefits, since they had no direct employees.

Income tax expense was allocated to the Combined Entities on a separate returns basis.

Management deemed the allocations reasonable to present the financial position, results of operations, and cash flows of the Partnership on a stand-alone basis. However, the financial position, results of operations and cash flows of the Partnership may differ from those that would have been achieved had the Partnership operated autonomously for periods prior to August 12, 2014 as the Partnership would have had additional administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a listed public entity and it would not have had the allocated expenses of Höegh LNG. Accordingly, the consolidated and combined carve-out financial statements prior to August 12, 2014 do not purport to be indicative of the future financial position, results of operations or cash flows of the Partnership.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

c.	Significant accounting policies

 Foreign currencies

The reporting currency in the consolidated and combined carve-out financial statements is the U.S. dollar, which is the functional currency of the FSRU-owning entities. Nearly all revenues are received in U.S. dollars and a majority of the Partnership's expenditures for investments and all of the long-term debt are denominated in U.S. dollars. Transactions denominated in other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. Monetary assets and liabilities that are denominated in currencies other than the U.S. dollar are translated at the exchange rates in effect at the balance sheet date. Egyptian pounds are translated at the single official published rate available. Resulting gains or losses are reflected in the accompanying consolidated and combined carve-out statements of income.

Business combinations

Business combinations are accounted for under the purchase method of accounting. Under this method, the purchase price is allocated to identifiable assets acquired and liabilities assumed based on their fair values as of the acquisition date. Any excess of the purchase price over the fair values of net assets is recognized as goodwill. Acquisition related costs are expensed as incurred. The results of entity acquired are included in the consolidated and combined carve-out financial statements from the date of acquisition.

Time charter revenues and related expenses

Time charter revenues:

Revenue arrangements may include the right to use FSRUs for a stated period of time that meet the criteria for lease accounting, in addition to providing a time charter service element. Time charter revenues may consist of charter hire payments under time charters, fees for providing time charter services, fees for reimbursement for actual vessel operating expenses, certain tax elements and drydocking costs borne by the charterer on a pass through basis, as well as fees for the reimbursement of certain vessel modifications or other costs borne by the charterer. Time charter revenues are presented net of any value added tax (“VAT”) or other tax.

The lease element of time charters accounted for as operating leases and any upfront payments for amounts reimbursed by the charterer are recognized on a straight line basis over the term of the charter. The time charter for the Höegh Gallant is accounted for as an operating lease.

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

Related expenses:

Voyage expenses include bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees. Voyage expenses are all expenses unique to a particular voyage and when a vessel is on hire under time charters are generally the responsibility of, and paid directly by the charterers and not included in the income statement. When the vessel is off-hire, voyage expenses, principally fuel, may also be incurred and are paid by the FSRU-owning entity.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Vessel operating expenses, reflected in expenses in the income statement, include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and management fees. Vessel operating expenses also include bunker fuel expenses when the vessel is on hire and the expenses are not directly paid and owned by the charterers. When the vessel is on hire, vessel operating expenses are invoiced as fees to the charterer or are covered by time charter rates. When the vessel is off-hire, vessel operating expenses are not invoiced to the charterer.

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

Restricted cash

Restricted cash includes balances deposited with a bank as required under debt facilities to settle withholding and other tax liabilities and other current obligations of the entity, principal and interest payments as required by the debt facilities and Egyptian pound balances in excess of Egyptian pound working capital needs. Due to restrictions in Egypt, exchangeability between the Egyptian pound and other currencies is more than temporarily lacking. Restricted cash is classified as long-term when the settlement is more than 12 months from the balance sheet date or exchangeability with other currencies is more than temporarily lacking. Classification of restricted cash in the consolidated and combined carve-out statements of cash flows is as an operating, investing or financing activity when the purpose of the restriction is directly related to operations, an investment or as collateral for borrowings, respectively.

Trade receivables and allowance for doubtful accounts

Trade receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in existing accounts receivable based on historical write-off experience and customer economic data. Account balances are charged off against the allowance when management believes that the receivable will not be recovered. The allowance for doubtful accounts was $0 for the years ended December 31, 2015 and 2014.

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

Investments in (accumulated losses) and advances to joint ventures

Investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for the Partnership’s proportionate share of earnings or losses and dividend distributions. As of December 31, 2015 and 2014, the Partnership had an accumulated share of losses and the balance is classified on the consolidated and combined carve-out balance sheet as a liability on the line accumulated losses of joint ventures.

Advances to joint ventures represent loan receivables due from the joint ventures and are recorded at cost. Interest on the advances to joint ventures is recorded to interest income in the consolidated and combined carve-out statements of income as incurred. Payments of interest are treated as return on investment and included as a component of net cash provided by operating activities in the consolidated and combined carve-out statements cash flow. Payments of principal are included as a component of net cash provided by investing activities in the consolidated and combined carve-out statements cash flow.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Inventory

Inventory consists of bunker fuel maintained on the FSRU, if it is owned by the FSRU-owning entity. Inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out method.

Vessels

All costs incurred during the construction of newbuildings, including interest and supervision and technical costs, are capitalized. The cost of an acquired vessel is the fair value. Vessels are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 35 years for the FSRUs.

Modifications to the vessels, including the addition of new equipment, which improves or increases the operational efficiency, functionality or safety of the vessels, are capitalized. These expenditures are amortized over the estimated useful life of the modification.

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

Intangibles and goodwill

Intangible assets are initially measured at their fair value as of the acquisition date of a business combination. All intangible assets of the Partnership have a definite life. Intangible assets with a definite life are amortized over their useful life. Intangible assets with a definite life are tested for impairment whenever events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized if the carrying amount exceeds the estimated fair value of the asset.

In determining the useful lives of intangible assets, the expected use of the assets, the contractual provisions that limit the useful life and other economic factors are considered. The contract related intangibles and their useful lives are as follows:

Useful life
Intangible category	(Years)
Above market time charter	4.6
Option for time charter extension	5.4

The intangible for the above market value of the time charter contract associated with the Höegh Gallant is amortized on a straight line basis over the remaining term of the contract. Höegh LNG and the Partnership have entered into an option agreement pursuant to which the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the existing charter in May 2020 until July 2025. The intangible for the option for time charter extension will be amortized on a straight line basis over the extension period starting in May 2020, subject to impairment testing for recoverability in the preceding periods.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Goodwill arises when an acquisition is accounted for under the purchase method of accounting. The assets acquired and liabilities assumed are recorded at their fair values as of the acquisition date. Any excess of the consideration over the net assets acquired is recorded as goodwill. Goodwill is not amortized and is tested annually for impairment of value and whenever events or circumstances indicate that the carrying amount may not be recoverable.

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

For derivative financial instruments qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded in other comprehensive income as a component of total equity. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses or amortization on the derivative that are excluded from the assessment of hedge effectiveness. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from accumulated other comprehensive income to the gain (loss) on derivative instruments line in the consolidated and combined carve-out statement of income. If a cash flow hedge is terminated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in accumulated other comprehensive income remain there until the hedged item impacts earnings, at which point they are amortized or transferred to gain (loss) on derivative instruments in the consolidated and combined carve-out statement of income. If the hedged items are no longer considered probable of occurring, amounts recognized in total equity are immediately transferred to the gain (loss) on derivative instruments in the consolidated and combined carve-out statement of income.

Prepaid and deferred revenue

Prepaid revenue includes prepayments of fees for charter hire, vessel operating expenses or other future services. Deferred revenues include payments from charterers for certain vessel modifications which is amortized over the charter or other reimbursements not meeting revenue recognition criteria.

Deferred debt issuance costs and fair value of debt assumed

Debt issuance costs, including arrangement fees and legal expenses, are deferred and presented as a direct deduction from the outstanding principal of the related debt in the consolidated and combined carve-out balance sheet and amortized on an effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included as a component of interest expense. If a loan or part of a loan is repaid early, any unamortized portion of the deferred debt issuance costs is recognized as interest expense proportionate to the amount of the early repayment in the period in which the loan is repaid.

The discount or premium arising in a business combination for the difference in the fair value of the debt assumed compared to the outstanding principal is reported in the consolidated and combined carve-out balance sheet as a direct adjustment to the outstanding principal of the related debt and amortized on an effective interest rate method over the term of the relevant loan. Amortization of fair value of the debt assumed is included as a component of interest expense. If a loan or part of a loan is repaid early, any unamortized portion of the discount or premium is recognized as interest expense proportionate to the amount of the early repayment in the period in which the loan is repaid.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Use of estimates

The preparation of financial statements in accordance with US GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates subject to such estimates and assumptions include revenue recognition, purchase price allocation, the useful lives of vessels, drydocking and the percentage of completion related to the Mooring.

Recent accounting pronouncements

In April 2015, the Financial Accounting Standards Board (“FASB”) issued revised guidance for the classification of debt issuance cost; Simplifying the Presentation of Debt Issuance Cost. Under the new guidance, deferred debt issuance cost will no longer be classified as assets but presented as a direct deduction from the carrying amount of the associated debt in the balance sheet. The presentation in the balance sheet is required to be adjusted on a retrospective basis. The amendments are effective for annual and interim periods beginning after December 31, 2015 and early adoption is permitted. The Partnership is implementing the guidance as of December 31, 2015 and has adjusted the balance sheet as of December 31, 2014 on a retrospective basis. The deduction from the carrying amount of long-term debt for deferred debt issuance cost was $14.1 million as of December 31, 2014, which reduced current assets by $2.6 million and long-term assets by $11.5 million.

There are no other recent accounting pronouncements, whose adoption had a material impact on the consolidated and combined carve-out financial statements in the current year.

In May 2014, a new accounting standard, Revenue from Contracts with Customers, was issued by the FASB. Under the new standard, revenue for most contracts with customers will be recognized when promised goods or services are transferred to customers in an amount that reflects consideration that the entity expects to be entitled, subject to certain limitations. The scope of this guidance does not apply to leases, financial instruments, guarantees and certain non-monetary transactions. The standard is effective for annual periods beginning after December 15, 2017 and early adoption is not permitted. The Partnership is currently assessing the impact the adoption this standard will have on the consolidated and combined carve-out financial statements.

In February 2015, the FASB issued revised guidance for consolidation; Amendments to the Consolidation Analysis. This guidance modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities, eliminates the presumption that a general partner should consolidate a limited partnership, and affects the consolidation analysis of reporting entities that are involved with variable interest entities. The amendment is effective for interim and annual reporting periods beginning after December 15, 2015, with early adoption permitted. All legal entities are subject to reevaluation under the revised consolidation model. The adoption of the amendment is not expected to have a material impact on the Partnership’s consolidated financial position, results of operations or cash flows.

In November 2015, the FASB issued revised guidance for the classification of deferred taxes, Balance Sheet Classification of Deferred Taxes. The new guidance requires companies to classify all deferred tax assets and liabilities as noncurrent on the balance sheet instead of separating deferred taxes into current and non-current amounts. The guidance is effective for financial statements issued for annual periods beginning after December 15, 2016 and interim periods within those annual periods. The guidance may be adopted on either a prospective or retrospective basis. Early adoption is permitted. The Partnership is currently assessing whether to adopt the new guidance on a prospective or retrospective basis and the timing of its adoption.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

(ii)	Its shareholder loans made by Höegh LNG to each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., in part to finance the operations of such joint ventures; and

(iii)	Its receivables for the $40 million promissory note due to Höegh LNG as well as accrued interest on such note and two other promissory notes relating to Hoegh LNG Lampung Pte. Ltd.;

These transactions have been accounted for as a capital contribution by Höegh LNG to the Partnership. However, for purposes of the combined carve-out financial statements, the (i) net assets of the entities and the (ii) shareholder loans to the joint ventures are included in the combined carve-out balance sheet as of December 31, 2013 and June 30, 2014.

Recapitalization of the Partnership

(i)	The Partnership issued to Höegh LNG 2,116,060 common units and 13,156,060 subordinated units and 100% of incentive distribution rights (“IDRs”), which will entitle Höegh LNG to increasing percentages of the cash the Partnership distributes in excess of $0.388125 per unit per quarter.

(ii)	The Partnership issued to Höegh LNG GP LLC, a wholly owned subsidiary of Höegh LNG, a non-economic general partner interest in the Partnership.

Initial Public Offering

(i)	The Partnership issued and sold through the underwriters to the public 11,040,000 common units (including 1,440,000 common units exercised pursuant to the underwriters’ option to purchase additional common units), representing approximately 42% limited partnership interest in the Partnership. The common units were sold for $20.00 per unit resulting in gross proceeds of $220.8 million. The net proceeds of the offering were approximately $203.5 million. Net proceeds is after deduction of underwriters’ discounts, structuring fees and reimbursements and the incremental direct costs attributable to the IPO that were deferred and charged against the proceeds of the offering.

(ii)	The Partnership applied the net proceeds of the offering as follows: (i) $140 million to make a loan to Höegh LNG in exchange for a note bearing interest at a rate of 5.88% per annum, (ii) $20 million for general partnership purposes and (iii) the remainder of approximately $43.5 million to make a cash distribution to Höegh LNG.

Proceeds from IPO and application of funds
(in thousands of U.S. dollars)
Gross proceeds from IPO	$220,800
Underwriters' discounts, structuring fees and incremental direct IPO expenses	(17,333)
Net proceeds from IPO	203,467
Loan of initial public offering proceeds to Höegh LNG for demand note	(140,000)
Cash distribution of initial public offering proceeds to Höegh LNG	(43,467)
Cash retained for general partnership purposes	$20,000

At the completion of the IPO, Höegh LNG owned 2,116,060 common units and 13,156,060 subordinated units, representing an approximate 58% limited partnership interest in the Partnership.

Agreements

In connection with the IPO the Partnership entered into several agreements including:

(i)	A $85 million revolving credit facility with Höegh LNG, which was undrawn at the closing of the IPO;

(ii)	An omnibus agreement with Höegh LNG, the general partner, and Höegh LNG Partners Operating LLC (the “operating company”) governing, among other things:

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

a.	To what extent the Partnership and Höegh LNG may compete with each other;

b.	The Partnership’s option to purchase from Höegh LNG all or a portion of its interests in an additional FSRU, the Independence, within 24 months after acceptance of such vessel by her charterer, subject to reaching an agreement with Höegh LNG regarding the purchase price and other terms in accordance with the provisions of the omnibus agreement and any rights AB Klaipèdos Nafta has under the related time charter, which the Partnership may exercise at one or more times during such 24-month period;

c.	The Partnership’s rights of first offer on certain FSRUs and LNG carriers operating under charters of five or more years; and

d.	Höegh LNG’s provision of certain indemnities to the Partnership.

(iii)	An administrative services agreement with Höegh LNG Services Ltd., UK (“Höegh UK”), pursuant to which Höegh UK provides certain administrative services to the Partnership; and

(iv)	Höegh UK has entered into administrative services agreements with Höegh LNG AS (“Höegh Norway”) and Leif Höegh (U.K.) Limited, pursuant to which Höegh Norway and Leif Höegh (U.K.) Limited provide Höegh UK certain administrative services. Additionally, the operating company has entered into an administrative services agreement with Leif Höegh (U.K.) Limited to allow Leif Höegh (U.K.) Limited to provide services directly to the operating company.

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

4. Purchase price allocation

On October 1, 2015, the Partnership closed the acquisition of 100% of the shares in Höegh LNG FSRU III Ltd., a Cayman Islands company, that indirectly owns the Höegh Gallant, for a total consideration of $194.2 million. The Höegh Gallant was constructed by HHI and was delivered to Höegh LNG in November 2014. In April 2015, the Höegh Gallant began operating under a charter that expires in 2020 with EgyptCo. EgyptCo has a charter with EGAS that expires in April 2020. Additionally, Höegh LNG and the Partnership have entered into an option agreement pursuant to which the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025 at a rate equal to 90% of the rate payable pursuant to the current charter with EgyptCo, plus any incremental taxes or operating expenses as a result of the new charter.

The purchase price consisted of the cancellation of the $140 million interest-bearing demand note due from Höegh LNG, the issuance of a seller’s credit note of $47 million and the establishment of a liability for a working capital adjustment of $7.2 million. Pursuant to the partnership agreement, the general partner has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. Four of the seven board members were elected by the common unitholders at the Partnership’s first annual meeting of unitholders. As a result, Höegh LNG, as the owner of the general partner, does not have the power to control the Partnership’s board of directors or the Partnership, and the Partnership is not considered to be under the control of Höegh LNG for US GAAP purposes. Therefore, the sale of 100% interests in a business from Höegh LNG to the Partnership is a change of control. As a result, the acquisition of Höegh LNG FSRU III Ltd. was accounted for under the purchase method of accounting. Under this method, the purchase price is allocated to assets acquired and liabilities assumed based on their fair values as of the acquisition date. Any excess of the purchase price over the fair values is recognized as goodwill. The business is consolidated as of October 1, 2015 and part of the Majority held FSRUs segment.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table summarizes the fair values of assets acquired and liabilities assumed:

(in thousands of US dollars)
Consideration
Cancellation of demand note	$140,000
Seller's credit note	47,000
Working capital adjustment	7,160
		$194,160

Assets acquired
Cash and cash equivalents	7,695
Amounts due from affiliates	4,101
Inventory	1,038
Prepaid expenses and other receivables	199
Vessel	355,700
Intangibles: Above market time charter	11,000
Intangibles: Option for time charter extension	8,000
Other long term assets	86
Total assets excluding goodwill		387,819
Liabilities assumed
Trade payables	(311)
Amounts due from owners and affiliates	(773)
Accrued liabilities and other payables	(4,304)
Total long term debt	(184,698)
Derivative instruments	(3,824)
Total liabilities assumed		(193,910)
Total identifiable net assets		193,909
Goodwill		251
Total consideration		$194,160

Two contract related intangibles were identified. The Partnership recorded $11.0 million for the favorable time charter contract with EgyptCo and $8.0 million for the option for the time charter extension until 2025. Refer to note 2. c. Significant accounting policies; Intangibles and goodwill for information on the useful life and timing of amortization of the intangibles and note 13 for additional information. The fair value of the assets acquired and the liabilities assumed approximated the total consideration therefore the residual amount of $251, was recognized as goodwill.

Total revenues of $11.8 million and net income of $5.0 million have been included in the Partnership’s consolidated statement of income from the acquisition date of October 1, 2015 through December 31, 2015.

The following unaudited pro forma information assumes the acquisition of the entity that indirectly owns the Höegh Gallant occurred as of January 1, 2014. The unaudited information is for illustration purposes only. The Höegh Gallant did not begin operations under the time charter until April 2015. Periods prior to that date reflect only costs incurred during the construction and pre-contract period of operations and would not be indicative of the results that the Partnership will experience going forward.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Years ended
Unaudited pro forma information	December 31,
(in thousands of U.S. dollars)	2015	2014
Total revenues	$78,483	$75,855
Net income (loss)	$32,592	$(9,179)

Existing agreements remain in place for the time charter of the Höegh Gallant and receipt of certain services, of which the material agreements are as follows:

•	Hoegh LNG Cyprus Limited acting through its Egyptian Branch has a Lease and Maintenance Agreement (the “time charter”) with EgyptCo for the lease and maintenance of the Höegh Gallant and the provision of crew and certain ship management services for a combined daily hire rate. The time charter started in April 2015 with an expiration date in April 2020; and
•	Hoegh LNG Cyprus Limited acting through its Egyptian Branch is party to a ship management agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides the technical management of the Höegh Gallant, and Hoegh LNG Maritime Management Pte. Ltd. (“Höegh Maritime Management”) is a party to a secondment agreement, as amended, with Hoegh LNG Cyprus Limited pursuant to which Höegh Maritime Management provides qualified crew for the Höegh Gallant.

5. Segment information

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

For the year ended December 31, 2015, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating lease related to the Höegh Gallant from the acquisition date of October 1, 2015. For the year ended December 31, 2014, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung, and construction contract revenues and expenses of the Mooring. The Mooring was constructed on behalf of, and was sold to, PGN LNG and was accounted for using the percentage of completion method. The Mooring project was completed as of December 31, 2014. For the year ended December 31, 2013, Majority held FSRUs included a newbuilding, the PGN FSRU Lampung, and construction contract revenues and expenses of the Mooring under construction.

As of December 31, 2015, 2014 and 2013, Joint venture FSRUs include two 50% owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer, GDF Suez Global LNG Supply SA, a subsidiary of ENGIE.

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

In time charters, the charterer, not the Partnership, controls the choice of locations or routes the FSRUs serve. Accordingly, the presentation of information by geographical region is not meaningful. The following tables include the results for the segments for the years ended December 31, 2015, 2014 and 2013.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Year ended December 31, 2015

		Joint venture				Consolidated
	Majority	FSRUs		Total		and combined
	held	(proportional		Segment	Elimin-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations	reporting
Time charter revenues	$57,465	42,698	—	100,163	(42,698)	$57,465
Total revenues	57,465	42,698	—	100,163		57,465
Operating expenses	(12,346)	(9,493)	(6,066)	(27,905)	9,493	(18,412)
Equity in earnings of joint ventures	—	—	—	—	17,123	17,123
Segment EBITDA	45,119	33,205	(6,066)	72,258
Depreciation and amortization	(2,653)	(9,227)	—	(11,880)	9,227	(2,653)
Operating income (loss)	42,466	23,978	(6,066)	60,378		53,523
Gain (loss) on derivative instruments	949	9,246	—	10,195	(9,246)	949
Other financial income (expense), net	(18,275)	(16,101)	5,395	(28,981)	16,101	(12,880)
Income (loss) before tax	25,140	17,123	(671)	41,592	—	41,592
Income tax benefit (expense)	(333)	—	20	(313)	—	(313)
Net income (loss)	$24,807	17,123	(651)	41,279	—	$41,279

	As of December 31, 2015
		Joint venture				Consolidated
	Majority	FSRUs		Total		and combined
	held	(proportional		Segment	Elimin-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations	reporting
Vessels, net of accumulated depreciation	$353,078	283,539	—	636,617	(283,539)	$353,078
Net investment in direct financing lease	293,303	—	—	293,303	—	293,303
Goodwill	251	—	—	251	—	251
Advances to joint ventures	—	—	13,991	13,991	—	13,991
Total assets	736,108	303,390	27,635	1,067,133	(303,390)	763,743
Accumulated losses of joint ventures	—	—	50	50	(42,557)	(42,507)
Expenditures for newbuildings, vessels & equipment	955	11,431	—	12,386	(11,431)	955
Expenditures for drydocking	—	1,664	—	1,664	(1,664)	—
Principal repayment direct financing lease	2,919	—	—	2,919	—	2,919
Amortization of above market contract	$605	—	—	605	—	$605

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Year ended December 31, 2014
		Joint venture				Consolidated
	Majority	FSRUs		Total		and combined
	held	(proportional		Segment	Elimin-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations	reporting
Time charter revenues	$22,227	41,319	—	63,546	(41,319)	$22,227
Construction contract revenues	51,868	—	—	51,868	—	51,868
Other revenue	474	—	—	474	—	474
Total revenues	74,569	41,319	—	115,888		74,569
Operating expenses	(13,689)	(8,485)	(6,213)	(28,387)	8,485	(19,902)
Construction contract expenses	(38,570)	—	—	(38,570)	—	(38,570)
Equity in earnings of joint ventures	—	—	—	—	(5,330)	(5,330)
Segment EBITDA	22,310	32,834	(6,213)	48,931
Depreciation and amortization	(1,317)	(9,148)	—	(10,465)	9,148	(1,317)
Operating income (loss)	20,993	23,686	(6,213)	38,466		9,450
Gain (loss) on derivative instruments	(161)	(11,878)	—	(12,039)	11,878	(161)
Other financial income (expense), net	(11,952)	(17,138)	4,458	(24,632)	17,138	(7,494)
Income (loss) before tax	8,880	(5,330)	(1,755)	1,795	—	1,795
Income tax benefit (expense)	(505)	—	24	(481)	—	(481)
Net income (loss)	$8,375	(5,330)	(1,731)	1,314	—	$1,314

	As of December 31, 2014
		Joint venture				Consolidated
	Majority	FSRUs		Total		and combined
	held	(proportional		Segment	Elimin-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations	reporting
Vessels, net of accumulated depreciation	$—	279,670	—	279,670	(279,670)	$—
Net investment in direct financing lease	295,363	—	—	295,363	—	295,363
Advances to joint ventures	—	—	18,952	18,952	—	18,952
Total assets	358,800	299,059	190,618	848,477	(299,059)	549,418
Accumulated losses of joint ventures	—	—	50	50	(59,680)	(59,630)
Expenditures for newbuildings, vessels & equipment	172,324	2,358	—	174,682	(2,358)	172,324
Expenditures for drydocking	—	—	—	—	—	—
Principal repayment direct financing lease	$1,341	—	—	1,341	—	$1,341

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

For the years ended December 31, 2015, 2014 and 2013, the percentage of consolidated and combined carve-out total revenues from the following customers accounted for over 10% of the consolidated and combined carve-out total revenues:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2015	2014	2013
PT PGN LNG Indonesia	79%	100%	100%
Höegh LNG Egypt LLC	21%	—	—

6. Time charter revenues and net investment in direct financing lease

As of December 31, 2015, the minimum contractual future revenues to be received under the time charters for the PGN FSRU Lampung and the Höegh Gallant during the next five years and thereafter are as follows:

(in thousands of U.S. dollars)	Total
2016	$88,748
2017	88,748
2018	88,748
2019	88,748
2020	55,670
Thereafter	541,479
Total	$952,141

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The long-term time charter for the PGN FSRU Lampung with PGN LNG has an initial term of 20 years from the acceptance date of October 30, 2014 and the contract expires in 2034. The time charter hire payments began July 21, 2014 when the project was ready to begin commissioning. The lease element of the time charter is accounted for as a direct financing lease. The minimum contractual future revenues in the table above include the fixed payments for the lease and services elements for the initial term but exclude the variable fees from the charterer for vessel operating expenses, taxes and drydocking costs. The charterer has an option to purchase the PGN FSRU Lampung, which can be exercised after the third anniversary of the commencement of the charter until the twentieth anniversary, at stated prices in the time charter. The minimum contractual future revenues do not include the option price. The time charter also provides options for the charterer to extend the lease term for two five year periods. Unexercised option periods are excluded from the minimum contractual future revenues.

The long-term time charter for the Höegh Gallant with EgyptCo, a subsidiary of Höegh LNG, has an initial term of five years from April 2015 and the contract expires in 2020. The lease element of the time charter is accounted for as an operating lease. The minimum contractual future revenues in the table above include the fixed payments for the lease element and the services element which also covers the vessel operating expenses and taxes. Pursuant to an option agreement, the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025 at a rate equal to 90% of the rate payable pursuant to the current charter with EgyptCo, plus any incremental taxes or operating expenses as a result of the new charter. Unexercised option periods are excluded from the minimum contractual future revenues.

The lease element of time charter hire for the PGN FSRU Lampung is recognized over the lease term using the effective interest rate method and is included in time charter revenues. The direct financing lease is reflected on the balance sheets as net investment in direct financing lease, a receivable, as follows:

	As of December 31,
(in thousands of U.S. dollars)	2015	2014
Minimum lease payments	$589,074	$589,074
Unguaranteed residual value	146,000	146,000
Unearned income	(440,606)	(441,465)
Initial direct cost, net	3,095	3,095
Net investment in direct financing lease	297,563	296,704
Principal repayment and amortization	(4,260)	(1,341)
Net investment in direct financing lease at December 31	293,303	295,363
Less: Current portion	(3,192)	(2,894)
Long term net investment in direct financing lease	$290,111	$292,469

There was no allowance for doubtful accounts as of December 31, 2015 and 2014.

7. Construction contract revenues

	Year ended
	December 31,
(in thousands of U.S. dollars)	2015	2014	2013
Construction contract revenue	$—	51,868	$51,062
Construction contract expenses	—	(38,570)	(43,958)
Recognized contract margin	$—	13,298	$7,104

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

PGN LNG formally accepted the PGN FSRU Lampung and signed the Certificate of Acceptance on October 30, 2014 which was the condition for the final payment related to the Mooring. As such the Mooring project was 100% completed as of December 31, 2014. PGN LNG issued invoices for delay liquidated damages of $7.1 million related to claims from PGN LNG on the project for the year end December 31, 2014. Subsequent to December 31, 2014, an understanding with PGN LNG was reached under which no delay liquidated damages were payable. Due to this subsequent event, no delay liquated damages were reflected in the construction contract expenses for the year ended December 31, 2014. Refer to note 21. As of December 31, 2014 the Partnership recorded a warranty allowance of $2.0 million for technical issues that requires the replacement of equipment parts for the Mooring. Refer to note 21. As of December, 2015, approximately $1.0 million of the allowance had been used and the remaining warranty allowance was $1.0 million.

As of December 31, 2013, the Mooring project was estimated to be 52% completed.

8. Financial income (expense), net

The components of financial income (expense), net are as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2015	2014	2013
Interest income	$7,568	4,959	$2,122
Interest expense:
Interest expense	(14,099)	(9,163)	(6,110)
Commitment fees	(1,191)	(1,587)	(2,162)
Amortization of debt issuance cost and fair value of debt assumed	(2,480)	(4,362)	(379)
Capitalized interest	—	5,447	8,299
Total interest expense	(17,770)	(9,665)	(352)
Gain (loss) on derivative instruments	949	(161)	—
Other items, net:
Foreign exchange gain (loss)	(16)	124	9
Bank charges, fees and other	(77)	(84)	—
Withholding tax on interest expense and other	(2,585)	(2,828)	(1,105)
Total other items, net	(2,678)	(2,788)	(1,096)
Total financial income (expense), net	$(11,931)	(7,655)	$674

Interest income related to the demand note due from Höegh LNG from its inception date of August 12, 2014 until its cancellation on October 1, 2015 and the advances to the joint ventures for each of the years ended December 31, 2015, 2014 and 2013. Interest expense related to the seller’s credit note (notes 4 and 18) and the Gallant facility (note 15) from the acquisition date on October 1, 2015, the Lampung facility (note 15) from its initial drawdown on March 4, 2014 and loans and promissory notes due to owners and affiliates until the closing date of the IPO on August 12, 2014 and for the year ended December 31, 2013. Refer to note 18.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

9. Income tax

The components of the disclosures of the deferred tax (benefit) expense and the deferred tax assets in the tables below have been restated for the year ended December 31, 2014 to reflect an error in the tax depreciation rate applied to the Indonesian subsidiary’s 2014 tax return and for the Partnership’s preliminary reporting for 2015. The error has no impact on the prior year presentation of the consolidated and combined carve-out statement of income or the consolidated and combined carve-out balance sheet. For the year ended December 31, 2014, the impact of the higher tax deduction was to increase the deferred tax asset for the tax loss carryforward and reduce the deferred tax asset for temporary differences related to the direct financing lease by a corresponding amount. As a result, there was no change in the total deferred tax benefit or the total deferred tax assets for the year ended December 31, 2014.

The components of income tax expense recognized in the consolidated and combined carve-out statements of income are as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2015	2014	2013
		(Restated)
Total current tax (benefit) expense	$136	505	$—
Deferred tax (benefit) expense for
Change in temporary differences	4,388	1,878	(6,788)
Tax loss and tax credit carry forward	(153)	(3,390)	—
Change in valuation allowance	(4,058)	1,488	6,788
Total deferred tax (benefit) expense	177	(24)	—
Total income tax (benefit) expense	$313	481	$—

The reconciliation of the income before tax at the statutory rate in the Marshall Islands to the actual income tax expense for each year is as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2015	2014	2013
		(Restated)
Income (loss) before tax	$41,592	1,795	$40,466
At applicable statutory tax rate
Amount computed at corporate tax of 0%	—	—	—
Foreign tax rate differences	3,960	(1,429)	44
Permanent differences:
Tax deduction foreign exchange losses in local currency	—	—	(2,535)
Non deductible withholding taxes	777	905	189
Tax exemptions	(27)	(29)	—
Non deductible other financial items	580	286	—
Non deductible (taxable) foreign exchange loss (gain)	32	61	—
Other non deductible costs	102	198	60
Tax credits	(1,053)	(999)	—
Deferred tax asset not probable of realization	—	—	2,626
Adjustment for valuation allowance	(4,058)	1,488	(384)
Tax expense (benefit) for year recognized in net income	$313	481	$—

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Deferred tax (benefit) expense recognized in the consolidated and combined carve-out statements of comprehensive income as a component of other comprehensive income (“OCI”) are as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2015	2014	2013
Cash flow hedge derivative financial instruments	$395	(2,374)	$—
Valuation allowance	—	390	—
Deferred tax (benefit) expense recognized in OCI	$395	(1,984)	$—

Deferred income tax assets (liabilities) are summarized as follows:

	As of
	December 31,
(in thousands of U.S. dollars)	2015	2014
		(Restated)
Current deferred tax assets:
Direct financing lease	$23	$70
Accrued liabilities and other payables	279	524
Derivative financial instruments	873	1,170
Tax credits carried forward	512	—
Current valuation allowance	(777)	(1,388)
Long-term deferred tax assets:
Direct financing lease	2,105	5,446
Derivative financial instruments	1,106	1,205
Other equipment	11	6
Tax credits carried forward	732	975
Tax loss carryforward	2,317	2,415
Long-term valuation allowance	(3,824)	(7,256)
Current deferred tax liabilities:
Accrued interest income	(962)	(975)
Accrued liabilities and other receivables	(18)	(33)
Long-term deferred tax liabilities:
Accrued interest income	(1,376)	—
Deferred debt issuance cost	(69)	(149)
Deferred tax assets (liabilities), net	$932	$2,010

The Partnership is not subject to Marshall Islands corporate income taxes. The Partnership is subject to tax for earnings of its subsidiaries incorporated in Singapore, Indonesia, Cyprus and the UK. For the year ended December 31, 2015, the tax expense principally related to Indonesia and Singapore. For the year ended December 31, 2014, the tax expense largely related to the Singapore subsidiary. The Singapore subsidiary’s taxable income mainly arises from internal interest income. For the year ended December 31, 2014, the Indonesian subsidiary incurred a tax loss for which a valuation allowance was recorded. The tax loss carryforward from 2014 for the Indonesian subsidiary was partly utilized in 2015.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. In 2013, a tax loss was incurred in Indonesia principally due to unrealized losses on foreign exchange that does not impact the income statement prepared in the functional currency of U.S. dollars. In 2014, the Indonesia authorities approved the change of currency for tax reporting to U.S. dollars. Under existing tax law, it is not clear if the prior year tax loss carryforward from foreign exchange losses can be utilized when the tax reporting currency is subsequently changed. Due to the uncertainty of this tax position, a provision was recognized for the year ended December 31, 2013 and the resulting unrecognized tax benefit was $2,626. There was no change in the unrecognized tax benefits as of December 31, 2014. For the year ended December 31, 2015, the generation of taxable income resulted in the utilization of $126 of the 2013 tax loss carryforward which was not recognized due to the uncertainty of this tax position. As a result, the unrecognized tax benefit was $2,500 as of December 31, 2015.

A valuation allowance for deferred tax assets is recorded when it is more-likely-than-not that some or all of the benefit will not be realized based on consideration of all the positive and negative evidence. Given the lack of historical operations in Indonesia, management of the Partnership concluded a valuation allowance should be established to reduce the deferred tax assets to the amount deemed more-likely-than-not of realization. A component of the deferred tax assets relates to the cash flow hedge of the interest rate swaps related to the Lampung facility with a term of over 11 years. Management concluded that $1,979 and $1,985 of the deferred tax assets were more-likely-than-not of realization over the term of the swap and recognized deferred tax assets for those amounts for the years ended December 31, 2015 and 2014, respectively. A reduction in the valuation allowance of $4,058 was recorded to income tax expense in the consolidated and combined statement of income for the year ended December 31, 2015. Deferred tax expenses for the change in the valuation allowance of $1,488 and $390 were recorded to income tax expense in the consolidated and combined statement of income and consolidated and combined statement of comprehensive income, respectively, for the year ended December 31, 2014.

As of December 31, 2015, the net deferred tax liability related to other entities was $1,047 compared with a net deferred tax asset of $25 for the year ended December 31, 2014. There were no valuation allowances related to the other entities for the years ended December 31, 2015 and 2014.

Tax loss carryforward of $2,317 expires in 2019. Tax credits carried forward of $512 and $732 expire in 2016 and 2017, respectively.

10. Other long-term assets and other long-term liabilities

The components other long-term assets are as follows:

	As of
	December 31,
(in thousands of U.S. dollars)	2015	2014
Refundable value added tax on import	$10,064	$15,449
Other long-term assets	86	—
Total other long-term assets	$10,150	$15,449

Refundable value added tax was paid in Indonesia in local currency on the import of PGN FSRU Lampung into the country in 2014. The original balance was reduced for net value added tax incurred for the years ended December 31, 2015 and 2014. The receivable can be recovered by requesting a refund from the tax authorities for the net outstanding balance as of a given date or applying future periods net value added tax liabilities against the receivable. The process to obtain a refund takes more than twelve months. The Partnership is evaluating whether to request a refund or continue to apply value added tax liabilities as incurred against the receivable. The charterer provided an advance for the funding of the refundable value added tax on import.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The current portion and long term advance for refundable value added tax, as of December 31, 2015 and 2014 exchange rates, were as follows:

	As of
	December 31,
	2015	2014
Total advance for refundable value added tax on import	$17,428	$24,524
Less: Current portion of advance for refundable value added tax (note 16)	(2,795)	(2,318)
Long term advances for value added tax recorded in Other long-term liabilities	$14,633	$22,206

During 2015, repayments of $4.7 million were made to PGN LNG for the advance. No repayments were made during 2014.

11. Newbuildings

	As of
	December 31,
(in thousands of U.S. dollars)	2015	2014
Newbuilding beginning of period	$—	$122,572
Additions	—	169,003
Capitalized interest	—	3,292
Transfer to vessel/ net investment in direct financing lease	—	(294,867)
Newbuilding end of period	$—	$—

In the middle of May 2014, the PGN FSRU Lampung was deemed substantially complete to begin the commissioning under the time charter contract. The newbuilding was transferred on the balance sheet to vessels until such time as the time charter commenced. The vessel was transferred on the balance sheet to net investment in direct financing lease at the start of the time charter. However, due to certain delays, the time charter did not commence until July 21, 2014. As a result, the vessel was depreciated until the start of the direct financing lease. The depreciation expense for the PGN FSRU Lampung for the year ended 2014 was $1,286.

12. Vessel and other equipment

		Dry-
(in thousands of U.S. dollars)	Vessel	docking	Total
Historical cost December 31, 2014	$—	—	$—
Additions	352,433	3,267	355,700
Disposals	—	—	—
Historical cost December 31, 2015	352,433	3,267	355,700
Accumulated depreciation December 31, 2014	—	—	—
Depreciation for the year	(2,422)	(200)	(2,622)
Accumulated depreciation December 31, 2015	(2,422)	(200)	(2,622)
Vessel, net December 31, 2015	$350,011	3,067	$353,078

As of December 31, 2015 and 2014, other equipment consists principally of office equipment and computers. Other equipment of $189 is recorded net of accumulated depreciation of $70 in the consolidated and combined carve-out balance sheet as of December 31, 2015. Depreciation expense was $31, $31 and $8 for the years ended December 31, 2015, 2014 and 2013, respectively.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

13. Intangibles and goodwill

(in thousands of U.S. dollars)	Above market time charter	Option for time charter extension	Total Intangibles	Goodwill	Total
Historical cost, December 31, 2014	$—	—	—	—	$—
Additions	11,000	8,000	19,000	251	19,251
Disposals	—	—	—	—	—
Historical cost, December 31, 2015	11,000	8,000	19,000	251	19,251
Accumulated amortization, December 31, 2014	—	—	—	—	—
Amortization for the year	(605)	—	(605)	—	(605)
Accumulated depreciation, December 31, 2015	(605)	—	(605)	—	(605)
Intangibles and goodwill, December 31, 2015	$10,395	8,000	18,395	251	$18,646

The intangible for the above market value of the time charter contract associated with the Höegh Gallant is amortized on a straight line basis over the remaining term of the contract. Höegh LNG and the Partnership have entered into an option agreement pursuant to which the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the existing charter in May 2020 until July 2025. The intangible for the option for time charter extension will be amortized on a straight line basis over the extension period starting in May 2020, subject to impairment testing for recoverability in the preceding periods.

The following table presents estimated future amortization expense for the intangibles:

(in thousands of U.S. dollars)	Total
2016	$2,405
2017	2,398
2018	2,398
2019	2,398
2020	$1,786

Goodwill is not amortized.

14. Advances to joint ventures

	As of
	December 31,
(in thousands of U.S. dollars)	2015	2014
Current portion of advances to joint ventures	$7,130	$6,665
Long-term advances to joint ventures	6,861	12,287
Advances/shareholder loans to joint ventures	$13,991	$18,952

The Partnership had advances of $7.2 million and $9.8 million due from SRV Joint Gas Ltd. as of December 31, 2015 and 2014, respectively. The Partnership had advances of $6.8 million and $9.1 million due from SRV Joint Gas Two Ltd. as of December 31, 2015 and 2014, respectively.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The advances consist of shareholder loans where the principal amounts, including accrued interest, are repaid based on available cash after servicing of long-term bank debt. The shareholder loans are due not later than the 12th anniversary of delivery date of each FSRU. The GDF Suez Neptune and the GDF Suez Cape Ann were delivered on November 30, 2009 and June 1, 2010, respectively. The shareholder loans are subordinated to the joint ventures’ long-term bank debt. Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of the joint ventures. The shareholder loans bear interest at a fixed rate of 8.0% per year. The other joint venture partners have, on a combined basis, an equal amount of shareholder loans outstanding at the same terms to each of the joint ventures.

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

15. Long-term debt

	As of
	December 31,
(in thousands of U.S. dollars)	2015	2014
Lampung facility:
Export credit tranche	$153,755	$168,640
FSRU tranche	39,517	43,693
Gallant facility
Commercial tranche	139,701	—
Export credit tranche	40,333	—
Outstanding principal	373,306	212,333
Lampung facility unamortized debt issuance cost	(11,745)	(14,130)
Gallant facility unamortized fair value premium of debt assumed	1,282	—
Total debt	362,843	198,203
Less: Current portion of long-term debt	(32,208)	(19,062)
Long-term debt	$330,635	$179,141

Lampung facility

In September 2013, PT Hoegh LNG Lampung (the “Borrower”) entered into a secured $299 million term loan facility and $10.7 million standby letter of credit facility (the “Lampung facility”) with a syndicate of banks and an export credit agency for the purpose of financing a portion of the construction of the PGN FSRU Lampung and the Mooring. The $10.7 million standby letter of credit facility supported guarantees to PGN LNG for delivery obligations of the FSRU and Mooring under the lease, operation and maintenance agreement (the “time charter”). Höegh LNG is the guarantor for the Lampung facility. The facility was drawn in installments as construction was completed. The term loan facility includes two commercial tranches, the FSRU tranche and the Mooring tranche, and the export credit tranche. The interest rates vary by tranche. The letter of credit facility expired and was never drawn.

On March 4, 2014, the Borrower drew $96 million of the Lampung facility, of which $28.4 million, $32.1 million and $35.5 million were drawn on the FSRU tranche, the Mooring tranche and the export credit tranche, respectively. On April 8, 2014, the Borrower drew $161.1 million of the Lampung facility, of which $18.0 million and $143.1 million were drawn on the FSRU tranche and export credit tranche, respectively. On July 3, 2014, the full principal amount of $32.1 million on the Mooring tranche and accrued interest was repaid. The final available commitment on the FSRU tranche of $12.1 million was never drawn. On December 29, 2014, the Borrower made an early repayment of $7.9 million, of which $1.6 million and $6.3 million was repaid on the FSRU tranche and the export credit tranche, respectively. Following the acceptance by PGN LNG of the PGN FSRU Lampung, the quarterly repayments began on December 29, 2014.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The FSRU tranche has an interest rate of LIBOR plus a margin of 3.4%. The interest rate for the export credit tranche is LIBOR plus a margin of 2.3%. The first repayment of both tranches occurred on December 29, 2014. The FSRU tranche is repayable quarterly over 7 years with a final balloon payment of $16.5 million. The export credit tranche is repayable in quarterly installments over 12 years assuming the balloon payment of the FSRU tranche is refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance upon maturity of the FSRU tranche. The Mooring tranche of $61.9 million bore interest at a rate equal to LIBOR plus a margin of 2.5%. The tranche was fully repaid on July 3, 2014. The weighted average interest rate for the years ended December 31, 2015 and 2014 was 4.09% and 6.46%, respectively.

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

As of December 31, 2015 and 2014, the guarantor was in compliance with the financial covenants. The covenant for the borrower was effective from March 31, 2015. As of December 31, 2015 and March 31, 2015, the borrower was in compliance with the financial covenants.

Höegh LNG, as guarantor, has issued the following guarantees related to the Lampung facility that remain in effect as of December 31, 2015: (a) an unconditional and irrevocable on-demand guarantee for the repayment of the balloon repayment installment of the FSRU tranche callable only at final maturity of the FSRU tranche; (b) an unconditional and irrevocable on-demand guarantee for all amounts due in respect of the export credit agent in the event that the export credit agent exercises its prepayment right for the export credit tranche if the FSRU tranche is not refinanced; and (c) undertaking that, if the time charter is terminated for an event of vessel force majeure, that under certain conditions, a guarantee will be provided for the outstanding debt, less insurance proceeds for vessel force majeure. In addition, all project agreements and guarantees are assigned to the bank syndicate and the export credit agent, all cash accounts and the shares in PT Hoegh LNG Lampung and Hoegh LNG Lampung Pte. Ltd. are pledged in favor of the bank syndicate and the export credit agent.

The Lampung facility requires cash reserves that are held for specifically designated uses, including working capital, operations and maintenance and debt service reserves. Distributions are subject to “waterfall” provisions that allocate revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) with the remaining cash being distributable only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical debt service coverage ratio, no default or event of default then continuing or resulting from such distribution and the Guarantor not being in breach of the financial covenants applicable to it. The Lampung facility contains customary restrictions that limit, among other things, the ability of the Borrower change its business, sell or grant liens on its property including the PGN FSRU Lampung, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions, enter into intercompany transactions and make distributions.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Gallant/Grace facility

On October 1, 2015, the Partnership acquired Höegh LNG FSRU III Ltd., the entity that owns Hoegh LNG Cyprus Limited, which owns the Höegh Gallant. Hoegh LNG Cyprus Limited, together with Höegh LNG FSRU IV Ltd., a subsidiary of Höegh LNG and the owner of the FSRU Höegh Grace, are borrowers (the “Borrowers”) under a term loan facility (the “Gallant/Grace facility”) with a syndicate of banks and an export credit agency for the purpose of financing a portion of the Höegh Gallant and the Höegh Grace. The facility is secured by, among other things, a first priority mortgage of the Höegh Gallant and the Höegh Grace, an assignment of the Hoegh LNG Cyprus Limited’s rights under the time charter with EgyptCo, the assignment of EgyptCo’s rights under its time charter with EGAS, the assignment of a bank guarantee for the performance of EGAS under the time charter and a pledge of the Borrower’s and EgyptCo’s cash accounts. The Partnership has provided a pledge of shares in Höegh LNG FSRU III Ltd. and Hoegh LNG Cyprus Limited, and Höegh LNG has provided a pledge of shares in EgyptCo as security for the facility. Höegh LNG, Höegh LNG Colombia Holdings Ltd., a subsidiary of Höegh LNG, Höegh LNG FSRU III Ltd. and the Partnership are guarantors for the facility.

The Gallant/Grace facility includes two commercial tranches and the export credit tranche related to the Höegh Gallant (the “Gallant facility”) and a commercial tranche and the export credit tranche related to the Höegh Grace (the “Grace facility”). As of December 31, 2015, no amounts had been drawn related to the Höegh Grace. All of the tranches under the Gallant/Grace facility are cross-defaulted, cross-collateralized (except that the banks cannot enforce any of their rights to the security provided by Hoegh LNG Cyprus Limited, Höegh LNG FSRU III Ltd., the Partnership or EgyptCo unless an event of default occurs directly and expressly with respect to the Partnership, its subsidiaries or EgyptCo and its direct shareholders) and cross-guaranteed (except that the Partnership does not guarantee the obligations of Höegh LNG FSRU IV Ltd). The obligations of the Borrowers are joint and several. The interest rates vary by tranche. The two commercial tranches related to the Gallant facility have an interest rate of LIBOR plus a margin of 2.7% based on the facility agreement. The interest rate for the export credit tranche related to the Gallant facility has a fixed interest rate and guarantee commission of 4.18% based on the facility agreement. The commercial tranches are repayable quarterly with a final balloon payment of $106.5 million due in September 2019. The export credit tranche is repayable in quarterly installments with the final payment in October 2026 assuming the balloon payments of the commercial tranches are refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance of $26.6 million upon maturity of the commercial tranches. The weighted average interest rate for the Gallant facility, excluding the impact of the associated interest rate swaps, for the three months ended December 31, 2015 was 3.4%.

The fair value of the Gallant facility as of the acquisition date of October 1, 2015 has been determined based upon margins, fixed interest rates and guarantee commission had the financing been entered on the acquisition date. Based upon its fair value, the weighted average effective interest rate for the Gallant facility, excluding the impact of the associated interest rate swaps, was 3.1% for the three months ended December 31, 2015.

The primary financial covenants under the Gallant/Grace facility are as follows:

•	Höegh LNG must maintain
o	Consolidated book equity (excluding hedge reserves and mark to market value of derivatives) equal to the greater of
▪	$200 million, and
▪	25% of total assets
o	Free liquid assets (cash and cash equivalents, publicly trade debt securities with an A rating with Standard & Poor’s and available draws under a bank credit facility for a term of more than 12 months) equal to the greater of
▪	$20 million,
▪	5% of total consolidated indebtedness provided on a recourse basis, and
▪	Any amount specified to be a minimum liquidity requirement under any legal obligation.

•	The Partnership must maintain
o	Consolidated book equity (excluding hedge reserves and mark to market value of derivatives) equal to the greater of
▪	$150 million, and
▪	25% of total assets
o	Free liquid assets (cash and cash equivalents, publicly trade debt securities with an A rating with Standard & Poor’s and available draws under a bank credit facility for a term of more than 12 months) equal to the greater of
▪	$15 million, and
▪	$3 million multiplied by the number of vessels owned or leased by the Partnership

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

•	Each Borrower must maintain
o	Current assets greater than current liabilities, and
o	Solely with respect to Hoegh LNG Cyprus Limited, a ratio of EBITDA to debt service (principal repayments, guarantee commission and interest expense) of a minimum of 115%

In addition, a security maintenance ratio based on the aggregate market value of the Höegh Gallant, the Höegh Grace and any additional security must be at least 125% of the aggregate outstanding loan balance.

If the security maintenance ratio is not maintained, the relevant Borrower has 30 days to provide more security or to repay part of the loan to be in compliance with the ratio no later than 30 days after notice from the lenders.

As of December 31, 2015 Höegh LNG, the Partnership and each Borrower were in compliance with the financial covenants.

Under the Gallant/Grace facility, cash accounts are freely available for the use of the Borrowers, unless there is an event of default. Cash can be distributed as dividends or to service loans of owners and affiliates provided that after the distribution the Borrowers would remain in compliance with the financial covenants and security maintenance ratio. The Gallant/Grace facility limits, among other things, the ability of the Borrowers to change its business, sell or grant liens on its property including the Höegh Gallant or the Höegh Grace, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions and enter into intercompany debt that is not subordinated to the Gallant/Grace facility.

Under the contribution, purchase and sale agreement entered into with respect to the purchase of Höegh FSRU III Ltd., the entity that indirectly owns the Höegh Gallant, Höegh LNG will indemnify the Partnership for liabilities under the Gallant/Grace facility not attributable to the Höegh Gallant.

 The outstanding long-term debt as of December 31, 2015 is repayable as follows:

(in thousands of U.S. dollars)	Total
2016	$32,208
2017	32,208
2018	32,208
2019	159,659
2020	19,062
2021 and thereafter	97,961
Total	$373,306

16. Accrued liabilities and other payables

	As of
	December 31
(in thousands of U.S. dollars)	2015	2014
Accrued administrative expenses	$1,067	$400
Accrued operating expense	3,242	2,247
Current tax payable	136	505
Warranty provision (notes 6, 17 and 20)	929	2,000
Current portion of advance for refundable value added tax (note 10)	2,795	2,318
Other accrued liabilities	1,998	339
Other payables	10,615	5,556
Total accrued liabilities and other payables	$20,782	$13,365

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

17. Investments in joint ventures

	As of
	December 31,
(in thousands of U.S. dollars)	2015	2014
Accumulated losses of joint ventures	$42,507	$59,630

The Partnership has a 50% interest in each of SRV Joint Gas Ltd. (owner of GDF Suez Neptune ) and SRV Joint Gas Two Ltd. (owner of GDF Suez Cape Ann). The following table presents the summarized financial information for 100% of the combined joint ventures on an aggregated basis.

	Year ended
	December 31,
(in thousands of U.S. dollars)	2015	2014	2013
Time charter revenues	$85,396	82,638	$82,220
Operating expenses	(18,986)	(16,970)	(17,526)
Depreciation and amortization	(19,070)	(18,912)	(18,722)
Operating income	47,340	46,756	45,972
Unrealized gain (loss) on derivative instruments	18,492	(23,757)	70,075
Other financial expense, net	(32,202)	(34,275)	(36,207)
Net income (loss)	$33,630	(11,276)	$79,840
Share of joint ventures owned	50%	50%	50%
Share of joint ventures net income (loss) before eliminations	16,815	(5,638)	39,920
Eliminations	308	308	308
Equity in earnings (losses) of joint ventures	$17,123	(5,330)	$40,228

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Years ended
	December 31,
(in thousands of U.S. dollars)	2015	2014
Cash and cash equivalents	$4,197	$2,315
Restricted cash	8,444	8,404
Other current assets	1,957	2,953
Total current assets	14,598	13,672
Restricted cash	25,104	25,104
Vessels, net of accumulated depreciation	585,017	577,897
Total long-term assets	610,121	603,001
Current portion of long-term debt	22,093	20,768
Amounts and loans due to owners and affiliates	14,795	14,516
Derivative financial instruments	20,239	23,887
Other current liabilities	11,067	8,278
Total current liabilities	68,194	67,449
Long-term debt	477,102	498,831
Loans due to owners and affiliates	13,722	24,575
Derivate financial liabilities	87,065	101,910
Other long-term liabilities	45,710	24,612
Total long-term liabilities	623,599	649,928
Net liabilities	$(67,074)	$(100,704)
Share of joint ventures owned	50%	50%
Share of joint ventures net liabilities before eliminations	(33,537)	(50,352)
Eliminations	(8,970)	(9,278)
Accumulated losses of joint ventures	$(42,507)	$(59,630)

18. Related party transactions

Income (expenses) from related parties

The Combined Entities were an integrated part of Höegh LNG until the close of the IPO on August 12, 2014 and for the year ended December 31, 2013. In connection with the IPO, the Partnership entered into several agreements with Höegh LNG (and certain of its subsidiaries) for the provision of services. Refer to note 3 for additional information. As such, Höegh LNG and its subsidiaries have provided general and corporate management services to the Partnership and the Combined Entities. As described in note 2, certain administrative expenses have been included in the combined carve-out financial statements of the Combined Entities based on actual hours incurred. In addition, management has allocated remaining administrative expenses and Höegh LNG management’s share based payment costs based on the number of vessels, newbuildings and business development projects of Höegh LNG prior to the closing of the IPO. Subsidiaries of Höegh LNG have provided the building supervision of the newbuilding and Mooring and ship management for PGN FSRU Lampung (note 3) and ship management of the Höegh Gallant (note 4).

Amounts included in the consolidated and combined carve-out statements of income for the years ended December 31, 2015, 2014 and 2013 or capitalized in the consolidated and combined carve-out balance sheets as of December 31, 2015 and 2014 are as follows:

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Year ended
Statement of income:	December 31,
(in thousands of U.S. dollars)	2015	2014	2013
Revenues
Time charter and construction contract revenues indemnified by Höegh LNG (1)	$—	13,269	$—
Time charter revenue Höegh Gallant (2)	12,575	—	—
Operating expenses
Vessel operating expenses (3)	(6,505)	(5,297)	—
Hours, travel expenses and overhead (4)	(2,002)	(2,016)	(2,088)
Allocated administrative expenses (5)	—	(4,723)	(4,260)
Construction contract expense: supervision cost (6)	—	(761)	(2,559)
Construction contract expense: capitalized interest (7)	—	(690)	(1,179)
Financial (income) expense
Interest income from joint ventures and demand note (8)	7,568	4,959	2,122
Interest expense and commitment fees (9)	(2,151)	(998)	(352)
Total	$9,485	3,743	$(8,316)

Balance sheet	As of December 31,
(in thousands of U.S. dollars)	2015	2014
Newbuilding
Newbuilding supervision cost (6)	$—	$1,228
Interest expense capitalized from Höegh LNG (7)	—	1,464
Equity: Cash contribution from Höegh LNG (10)	6,596	—
	$6,596	$2,692

1)	Time charter revenues indemnified by Höegh LNG: Höegh LNG made payments of $6.5 million and $6.7 million for September and October 2014 invoices, respectively, for hire rate payments not received for the PGN FSRU Lampung pursuant to its agreement to indemnify the Partnership under the omnibus agreement. Refer to Indemnifications below and note 21. For the year ended December 31, 2014, revenue was recognized for the full amount of these payments.
2)	Time charter revenue Höegh Gallant: A subsidiary of Höegh LNG, EgyptCo, leases the Höegh Gallant.
3)	Vessel operating expenses: Subsidiaries of Höegh LNG provides ship management of vessels, including crews and the provision of all other services and supplies.
4)	Hours, travel expenses and overhead: Subsidiaries of Höegh LNG provide management, accounting, bookkeeping and administrative support. These services are charges based upon the actual hours incurred for each individual as registered in the time-write system based on a rate which includes a provision for overhead and any associated travel expenses. Subsequent to the closing of the IPO, this includes services under administrative service agreements.
5)	Allocated administrative expenses: As described in note 2 until the closing of the IPO on August 12, 2014, administrative expenses of Höegh LNG that could not be attributed to a specific vessel or project based upon the time-write system were allocated to the consolidated and combined carve-out income statement based on the number of vessels, newbuildings and certain business development projects of Höegh LNG. For the period from January 1, 2014 to August 12, 2014 and for the year ended December 31, 2013, the allocated expenses also include cost incurred in preparation for the IPO.
6)	Supervision cost: Höegh LNG Fleet Management AS managed the newbuilding process including site supervision including manning for the services and direct accommodation and travel cost. Manning costs are based upon actual hours incurred. Such costs, excluding overhead charges, were capitalized as part of the cost of the newbuilding and included in the construction contract expense for the Mooring.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

7)	Interest expense capitalized from Höegh LNG and affiliates: As described under 9) below, Höegh LNG and its affiliates have provided funding for the PGN FSRU Lampung and the Mooring (a component of the construction contract expense), which qualify under US GAAP as capitalized interest for the construction in progress.
8)	Interest income from joint ventures and demand note: The Partnership and its joint venture partners have provided subordinated financing to the joint ventures as shareholder loans. The Partnership’s share of interest on the shareholder loans to the joint ventures is recorded as interest income. In the consolidated and combined carve-out statements of cash flows, the interest paid from joint ventures is treated as a return on investment and included in net cash flows from operating activities. Interest income also included interest on the $140 million demand note due from Höegh LNG. Refer to “Demand note due from owner” below.
9)	Interest expense and commitment fees charged from Höegh LNG and affiliates: Höegh LNG and its affiliates provided an undrawn $85.0 million revolving credit facility for general partnership purposes which incurs a commitment fee and a $47 million seller’s credit note to finance part of the Höegh Gallant acquisition which incurs interest expense. Höegh LNG and its affiliates have provided loans and promissory notes and intercompany funding for the construction of the PGN FSRU Lampung, and the construction contract expense of the Mooring. Refer to “Amounts, loans and promissory notes due to owners and affiliates” below. Prior to transfer of the newbuilding and contracts to PT Hoegh LNG Lampung and the establishment of the promissory notes in October 2013, the carve-out financial statements include an allocation of debt and interest expense from Höegh LNG for the funding of construction of the PGN FSRU Lampung and the construction contract expense of the Mooring. Refer to 7) above which describes the interest expense, which was capitalized.
10)	Cash contribution from Höegh LNG: As described under “Indemnifications” below, Höegh LNG made indemnification payments to the Partnership of $6.6 million which were recorded as a contribution to equity.

Receivables and payables from related parties

Amounts due from affiliates

	As of
	December 31,
(in thousands of U.S. dollars)	2015	2014
Amounts due from affiliates	$4,239	$—

The amount due from affiliates is a receivable for time charter hire from a subsidiary of Höegh LNG, EgyptCo, for the Höegh Gallant time charter. The time charter hire is due 18 days from the receipt of the invoice. Time charter hire is invoiced at the end of the month in arrears.

Demand note due from owner

	As of
	December 31,
(in thousands of U.S. dollars)	2015	2014
Demand note due from owner	$—	$(143,241)

The Partnership lent $140 million to Höegh LNG from the net proceeds of the IPO. The note had an interest rate of 5.88% per annum. The demand note was cancelled on October 1, 2015 as part of the consideration for the acquisition of the Höegh Gallant. The balance in the table above includes outstanding principal and accrued interest of $3,241 as of December 31, 2014.

Refer to note 14 for advances to joint ventures.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Amounts, loans and promissory note due to owners and affiliates

	As of
	December 31,
(in thousands of U.S. dollars)	2015	2014
Amounts due to owners and affiliates	$10,604	$6,019

Amounts due to owners and affiliates principally relate to the liability for the working capital adjustment established following the Höegh Gallant acquisition on October 1, 2015 and trade payables for services provided by subsidiaries of Höegh LNG as of December 31, 2015 and 2014. The balance does not bear interest. When the Lampung facility was drawn (note 15), the outstanding amount related to short-term funding of capital expenditures of $25.4 million was repaid on March 5, 2014.

Loans and promissory notes due to owners and affiliates consist of the following:

	As of
	December 31,
(in thousands of U.S. dollars)	2015	2014
Loans and promissory notes due to owners and affiliates	$287	$467

In August 2014, upon the closing of the IPO, the Partnership entered into an $85 million revolving credit facility with Höegh LNG, to be used to fund acquisitions and working capital requirements of the Partnership. The credit facility is unsecured and any outstanding balance is due January 1, 2020. Refer to note 24. Interest on drawn amounts is payable quarterly at LIBOR plus a margin of 4.0%. Additionally, a 1.4% quarterly commitment fee is due to Höegh LNG on undrawn available amounts. The balances as of December 31, 2015 and 2014, relate to accrued commitment fees. No amount was drawn on the revolving credit facility as of December 31, 2015 and 2014.

Seller’s credit note

	As of
	December 31,
(in thousands of U.S. dollars)	2015	2014
Seller’s credit note	$47,000	$—

On October 1, 2015, the Partnership financed part of the acquisition of the Höegh Gallant with a seller’s credit note from a subsidiary of Höegh LNG (note 4). The unsecured seller’s credit note is subordinated to the obligations of the Partnership and the Borrower under the Gallant facility, bears interest at 8% and matures on January 1, 2020. Refer to note 24.

The outstanding seller’s credit note and loans and promissory notes due to owners and affiliates had a weighted average interest rate for the years ended December 31, 2015 and 2014 of 8.2% and 4.48%, respectively.

Indemnifications

Environmental indemnifications:

Under the omnibus agreement, Höegh LNG will indemnify the Partnership until August 12, 2019 against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold to the Partnership. Liabilities resulting from a change in law are excluded from the environmental indemnity. There is an aggregate cap of $5.0 million on the amount of indemnity coverage provided by Höegh LNG for environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $0.5 million, in which case Höegh LNG is liable for claims only to the extent such aggregate amount exceeds $0.5 million.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Other indemnifications:

Under the omnibus agreement Höegh LNG will also indemnify the Partnership for losses:

1.	related to certain defects in title to the assets contributed or sold to the Partnership and any failure to obtain, prior to the time they were contributed to the Partnership, certain consents and permits necessary to conduct the business, which liabilities arise within three years after the closing of the IPO;

2.	related to certain tax liabilities attributable to the operation of the assets contributed or sold to the Partnership prior to the time they were contributed or sold;

3.	in the event that the Partnership does not receive hire rate payments under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter. The Partnership was indemnified by Höegh LNG for the September and October 2014 invoices not paid by PGN LNG (refer to note 21);

4.	with respect to any obligation to pay liquidated damages to PGN LNG under the PGN FSRU Lampung time charter for failure to deliver the PGN FSRU Lampung by the scheduled delivery date set forth in the PGN FSRU Lampung time charter. The Partnership filed a claim in 2014 for indemnification for PGN’s claims for delay liquidated damages in the total amount of $7.1 million which were not paid as a result of the settlement with PGN LNG (refer to note 21);

5.	with respect to any non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project (including the construction of the Mooring) occurring prior to the date of acceptance of the PGN FSRU Lampung pursuant to the time charter; and

6.

pursuant to a letter agreement dated August 12, 2015, Höegh LNG confirmed that the indemnification provisions of the omnibus agreement include indemnification for all non-budgeted, non-creditable Indonesian value added taxes and non-budgeted Indonesian withholding taxes, including any related impact on cash flow from PT Hoegh LNG Lampung and interest and penalties associated with any non-timely Indonesian tax filings related to the ownership or operation of the PGN FSRU Lampung and the Mooring whether incurred (i) prior to the closing date of the IPO, (ii) after the closing date of the IPO to the extent such taxes, interest, penalties or related impact on cash flows relate to periods of ownership or operation of the PGN FSRU Lampung and the Mooring and are not subject to prior indemnification payments or deemed reimbursable by the charterer under its audit of the taxes related to the PGN FSRU Lampung time charter for periods up to and including June 30, 2015, or (iii) after June 30, 2015 to the extent withholding taxes exceed the minimum amount of withholding tax due under Indonesian tax regulations due to lack of documentation or untimely withholding tax filings. The Partnership is indemnified for recovery of the $6.2 million VAT liability related to a Mooring invoice.

The Partnership filed claims for indemnification with respect to non-budgeted expenses (including the warranty provision, value added tax, withholding tax and costs related to the restatement of the Partnership’s financial statements filed with the SEC on November 30, 2015) of approximately $7.7 million and $0.8 million in the year ended December 31, 2015 and the first quarter of 2016, respectively. Indemnification payments of $6.6 million received from Höegh LNG in 2015 are recorded as a contribution to equity. Refer to note 21.

Under the contribution, purchase and sale agreement entered into with respect to the purchase of Höegh LNG FSRU III Ltd., the entity that indirectly owns the Höegh Gallant, Höegh LNG will indemnify the Partnership for:

1.	losses from breach of warranty;

2.	losses related to certain environmental and tax liabilities attributable to the operation of the Höegh Gallant prior to the closing date;

3.	all capital gains tax or other export duty incurred in connection with the transfer of the Höegh Gallant outside of Höegh LNG Cyprus Limited’s permanent establishment in a Public Free Zone in Egypt;

4.	any recurring non-budgeted costs owed to Höegh LNG Management with respect to payroll taxes;

5.	any non-budgeted losses suffered or incurred in connection with the commencement of services under the time charter with EgyptCo or EgyptCo’s time charter with EGAS; and

6.	liabilities under the Gallant/Grace facility not attributable to the Höegh Gallant.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Additionally, Höegh LNG has guaranteed the payment of hire by EgyptCo pursuant to the time charter for the Höegh Gallant under certain circumstances.

19. Financial Instruments

Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated and combined carve-out balance sheets.

Amounts due from (to) owners and affiliates – The fair value of the non-interest bearing receivables or payables approximates their carrying amounts reported in the consolidated and combined carve-out balance sheets since the receivables or payables are to be settled consistent with trade receivables and payables.

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

Demand note due from owner– The fair value of the fixed rate demand note approximates the carrying amount of the receivable and accrued interest reported in the consolidated and combined carve-out balance sheets since the amount is payable on demand. Refer to note 18.

Loans and promissory notes due to owners and affiliates – The fair values of the variable rate and the fixed rate loans and promissory notes approximates their carrying amounts of the accrued commitment fees reported in the consolidated and combined carve-out balance sheets since the amounts are to be settled in the following month. Refer to note 18.

Lampung and Gallant facilities – The fair values of the variable rate debt are estimated based on the present value of cash flows over the term of the instruments based on the estimated currently available margins and LIBOR interest rates as of the balance sheet date for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Seller’s credit note – The fair value of the fixed rate debt is estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the financial instruments that are not accounted for at a fair value on a recurring basis. Trade payables and receivables for which the estimated fair values are equivalent to carrying values are not specified below.

		As of		As of
		December 31, 2015		December 31, 2014
		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
		Asset	Asset	Asset	Asset
(in thousands of U.S. dollars)	Level	(Liability)	(Liability)	(Liability)	(Liability)
Recurring:
Cash and cash equivalents	1	$32,868	32,868	30,477	$30,477
Restricted cash	1	25,828	25,828	37,119	37,119
Amounts due from affiliate	2	4,239	4,239	—	—
Derivative financial instruments	2	(10,767)	(10,767)	(9,220)	(9,220)
Other:
Advances (shareholder loans) to joint ventures	2	13,991	14,329	18,952	19,629
Demand note due from owner	2	—	—	143,241	143,241
Current amounts due to owners and affiliates	2	(10,604)	(10,604)	(6,019)	(6,019)
Loans and promissory notes due to owners and affiliates	2	(287)	(287)	(467)	(467)
Lampung facility	2	(181,527)	(202,017)	(198,203)	(214,363)
Gallant facility	2	(181,316)	(181,364)	—	—
Seller’s credit note	2	$(47,000)	(47,000)	—	$—

Financing Receivables

The following table contains a summary of the loan receivables by type of borrower and the method by which the credit quality is monitored on a quarterly basis:

			As of
Class of Financing Receivables			December 31,
(in thousands of U.S. dollars)	Credit Quality Indicator	Grade	2015	2014
Trade receivables	Payment activity	Performing	$8,200	$6,189
Amounts due from affiliate	Payment activity	Performing	4,239	—
Advances/shareholder loans to joint ventures	Payment activity	Performing	13,991	18,952
Demand note due from owner	Payment activity	Settled	$—	$143,241

The Partnership is indemnified for approximately $6.2 million of the trade receivable balance as of December 31, 2015 and 2014. Refer to note 18. The shareholder loans to joint ventures are classified as advances to joint ventures in the consolidated and combined carve-out balance sheet. Refer to note 14.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

20. Risk management and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy.

Foreign exchange risk

All financing, interest expenses from financing and most of the Partnership’s revenue and expenditures for newbuildings are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the years ended December 31, 2015, 2014 and 2013, no derivative financial instruments have been used to manage foreign exchange risk. For the year ended December 31, 2015, the revenues from the Höegh Gallant were denominated 90% in U.S. dollars and 10% in Egyptian pounds. A limited amount of operating expenses was also denominated in Egyptian pounds. Due to restrictions in Egypt, exchangeability between Egyptian pounds and other currencies was more than temporarily lacking during 2015. There is only one official published rate for the Egyptian pound which is applied in the Partnership’s consolidated and combined carve-out financial statements for revenues, expenses, assets and liabilities as required by US GAAP guidance. Egyptian authorities set the official published rates which are subject to devaluation. The Partnership classifies cash in Egyptian pounds in excess of working capital needs in Egyptian pounds as long-term restricted cash. As of December 31, 2015, long-term restricted cash in Egyptian pounds was $0.4 million. Monetary assets denominated in Egyptian pounds are subject to devaluation risk. On March 14, 2016, the Egyptian authorities devaluated the Egyptian pounds to U.S. dollar by approximately 14%. Based on the outstanding balances of monetary assets and liabilities as of December 31, 2015, a 15% reduction in the Egyptian pound to U.S. dollar rate would result in a foreign exchange loss of approximately $0.1 million.

Interest rate risk

Interest rate swaps are utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on its outstanding floating-rate debt. As of December 31, 2015, there are interest rate swap agreements on the Lampung and Gallant facilities’ floating rate debt that are designated as cash flow hedges for accounting purposes. As of December 31, 2014, the interest rate swap agreements on the Lampung facility floating rate debt were designated as cash flow hedges. As of December 31, 2015, the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(in thousands of U.S. dollars)	index	amount	liability	Term	(1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$193,272	(8,704)	Sept 2026	2.8%
Gallant interest rate swaps (2)	LIBOR	$143,812	(2,063)	Sept 2019	1.9%

1) Excludes the margins paid on the floating-rate debt.

2) All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

The Borrower under the Lampung facility entered five forward starting swap agreements with identical terms for a total notional amount of $237.1 million with an effective date of March 17, 2014. The swaps amortize over 12 years to match the outstanding balance of the Lampung facility and exchange 3 month USD LIBOR variable interest payments for fixed rate payments at 2.8%. The interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest for $237.1 million of the Lampung facility. As of December 29, 2014, a prepayment of $7.9 million on the Lampung facility occurred. The notional amount of the interest rate swaps was higher than the outstanding balance on the Lampung facility. Therefore, it was decided that the amount of the over hedge of the interest rate swaps would be settled with a cash payment of $1.1 million. This resulted in the amendment of the original interest rate swaps and the hedge was de-designated for accounting purposes. The effective date of the settlement was December 29, 2014. The other terms of the interest rate swaps did not change but the nominal amount of the interest rate swap were reduced to match the outstanding debt. The amended interest rate swaps were re-designated as a cash flow hedge for accounting purposes.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

As of October 1, 2015, the Partnership acquired the entity owning the Höegh Gallant which has outstanding debt under the Gallant facility and three associated interest rate swap agreements with a total notional amount of $146.3 million. The swaps amortize to match the debt amortization of the Gallant facility until the repayment date in September, 2019. The swaps exchange 3 month USD LIBOR variable interest payments for fixed rate payments ranging from 1.9105% to 1.9145%. As of the acquisition date of October 1, 2015, the interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest for $146.3 million of the commercial tranches of the Gallant facility.

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the consolidated and combined carve-out balance sheets.

	Current	Long-term
	liabilities:	liabilities:
	derivative	derivative
	financial	financial
(in thousands of U.S. dollars)	instruments	instruments
As of December 31, 2015
Interest rate swaps	$(4,912)	$(5,855)
As of December 31, 2014
Interest rate swaps	$(4,676)	$(4,544)

The following effects of cash flow hedges relating to interest rate swaps are included in gain (loss) on derivative financial instruments in the consolidated and combined carve-out statements of income for the year ended December 31, 2015 and 2014. There were no realized or unrealized gains or losses on derivative financial instruments for the years ended December 31, 2013.

	Year ended December 31, 2015
	Realized	Unrealized
	gains	gains
(in thousands of U.S. dollars)	(losses)	(losses)	Total
Interest rate swaps:
Ineffective portion of cash flow hedge	$—	(84)	$(84)
Amortization of amount excluded from hedge effectiveness	—	1,888	1,888
Reclassification from accumulated other comprehensive income	—	(855)	(855)
Gain on derivative financial instruments	$—	949	$949

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

The effect of cash flow hedges relating to interest rate swaps and the related tax effects on other comprehensive income included in the consolidated and combined carve-out statements of other comprehensive income and changes in accumulated other comprehensive income (“OCI”) in the consolidated and combined carve-out statements of changes in partner’s capital/ owner’s equity is as follows for the year ended and as of December 31, 2015 and 2014.

	Cash Flow Hedge
(in thousands of U.S. dollars)	Before tax gains (losses)	Tax benefit (expense)	Net of tax	Accumulated OCI
Balance as of December 31, 2013	$—	—	—	$—
Effective portion of unrealized loss on cash flow hedge	(10,164)	1,984	(8,180)	(8,180)
Reclassification of amortization of cash flow hedge to earnings	5	—	5	5
Other comprehensive income for period	$(10,159)	1,984	(8,175)
Balance as of December 31, 2014				$(8,175)

Balance as of December 31, 2014	$(10,159)	1,984	(8,175)	$(8,175)
Effective portion of unrealized loss on cash flow hedge	474	—	474	474
Reclassification of amortization of cash flow hedge to earnings	855	(395)	460	460
Other comprehensive income for period	$1,329	(395)	934
Balance as of December 31, 2015				$(7,241)

Refer to note 9 for additional information on the tax effects included in other comprehensive income.

As of December 31, 2015, the estimated amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months is $855 for amortization of accumulated other comprehensive income for losses on the de-designated interest rate swap.

Credit risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables and interest rate swap agreements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers’ financial condition. In addition, Höegh LNG guarantees the payment of the Höegh Gallant time charter hire by EgyptCo under certain circumstances.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Concentrations of risk

Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership does not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are two charterers so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the customer’s financial condition. In addition, Höegh LNG guarantees the payment of the Höegh Gallant time charter hire by EgyptCo under certain circumstances. No allowance for doubtful accounts was recorded for the year ended December 31, 2015 or 2014. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should the time charter for PGN FSRU Lampung terminate prematurely, there could be delays in obtaining a new time charter and the rates could be lower depending upon the prevailing market conditions.

21. Commitments and contingencies

Contractual commitments

As of December 31, 2015, there were no material contractual commitments.

Claims and Contingencies

Joint venture corporate income tax

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

PGN LNG claims including delay liquidated damages

Following certain delays, the time charter hire on the PGN FSRU Lampung commenced July 21, 2014 for the start of commissioning. During the commissioning to test the PGN FSRU Lampung project (including the Mooring) and the pipeline functionality, technical problems were identified on August 29, 2014. Following the completion of the commissioning, PGN LNG formally accepted and signed the Certificate of Acceptance dated October 30, 2014.

PT Hoegh LNG Lampung had commitments to pay a day rate for delay liquidated damages to PGN LNG for delays in achieving the scheduled arrival date or acceptance by the scheduled delivery date. PGN LNG issued invoices for $7.1 million for delay liquidated damages. PGN LNG also did not pay its time charter hire for September 2014 or October 2014.

The Partnership was indemnified under the omnibus agreement by Höegh LNG for both delay liquidated damages and any hire rate payments not received under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the acceptance date of the PGN FSRU Lampung. The Partnership filed indemnification claims for the September and October 2014 invoices not paid by PGN LNG of $6.5 million and $6.7 million, respectively, and received payments from Höegh LNG in September and October 2014, respectively. Indemnification for hire rate payments was accounted for consistent with the accounting policies for loss of hire insurance, and was recognized when the proceeds were received. Therefore, the Partnership recognized the payments from Höegh LNG for September 2014 and October 2014 as revenue.

During March 2015, an understanding with PGN LNG and PT Hoegh LNG Lampung was reached. Under the main terms of this understanding, PGN LNG would not pay the time charter hire for September 2014 or October 2014 and PT Hoegh LNG Lampung would not pay the delay liquidated damages. The delay liquidated damages that had been recorded to construction contract expenses were reversed as a result of the understanding for the year ended December 31, 2014. Since PT Hoegh LNG Lampung did not pay any delay liquidated damages to PGN LNG, the Partnership’s claim for indemnification from Höegh LNG was cancelled. On June 30, 2015, the formal Settlement and Release Agreement was signed by PT Hoegh LNG Lampung and PGN LNG formalizing the understanding. As a result, the Partnership has no further exposure to claims from PGN LNG or other parties associated with the delivery commitments and it has been fully indemnified by Höegh LNG for the loss of time charter hire payments.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

As of December 31, 2014, a warranty allowance of $2.0 million was recorded to construction contract expenses related to the Mooring. The Partnership filed indemnification claims for the warranty allowance of $2.0 million to be paid to the Partnership by Höegh LNG when costs are incurred for the warranty. As of December 31, 2015, approximately $1.1 million of the warranty allowance had been used and the remaining warranty allowance was $0.9 million. The Partnership has received indemnification payments for the warranty costs incurred during 2015 and the first quarter of 2016.

The Partnership was indemnified by Höegh LNG for non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project prior to the date of acceptance and for certain costs related to the restatement of the Partnership’s financial statements filed with the SEC on November 30, 2015. For the year ended December 31, 2015, the Partnership filed claims for indemnification of non-budgeted expenses (including the warranty provision, value added tax, withholding tax and costs related to the restatement of the Partnership’s financial statements) of $7.7 million, of which $6.6 million was paid. Indemnification payments received from Höegh LNG are recorded as a contribution to equity. No such indemnification claims were filed or paid during 2014. In the first quarter of 2016, the Partnership filed indemnification claims for non-budgeted expenses and costs of $0.8 million principally related to costs related to the restatement of the Partnership’s financial statements incurred in 2015.

22. Supplemental cash flow information

	Year ended December 31,
(in thousands of U.S. dollars)	2015	2014	2013
Supplemental disclosure of non-cash investing activities
Non-cash acquisition of total assets excluding goodwill of the Höegh Gallant (note 4); less cash acquired of $7,695	$(380,124)	—	$—
Non-cash acquisition of total liabilities of the Höegh Gallant (note 4)	193,910	—	—
Non-cash acquisition of goodwill in the Höegh Gallant (note 4)	(251)	—	—
Total non-cash acquisition of net assets	(186,465)
Non-cash cancellation of demand note due from Höegh LNG	140,000	—	—
Non-cash capitalized interest for newbuilding	—	1,418	—
Supplemental disclosure of non-cash financing activities
Non-cash seller’s credit note for the acquisition of the Höegh Gallant	47,000	—	—
Non-cash working capital adjustment for the acquisition of the Höegh Gallant	7,160	—	—
Total non-cash consideration (note 4)	194,160
Non-cash capital contribution from conversion of debt	—	101,500	—
Non-cash elimination to equity at IPO (note 2)	$—	45,799	$—

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

23. Earning per unit and cash distributions

The calculation of basic and diluted earnings per unit are presented below

	Year ended December 31,	August 12 to December 31,
(in thousands of U.S. dollars, except per unit numbers)	2015	2014
Post IPO net income attributable to the unitholders of Höegh LNG Partners LP	$41,279	$13,255
Less: Dividends paid or to be paid (1)	(37,609)	(13,707)
Over (under) distributed earnings	3,670	(452)
Over (under) distributed earnings attributable to:
Common units public	(1,540)	(190)
Common units Höegh LNG	(295)	(36)
Subordinated units Höegh LNG	(1,835)	(226)
	(3,670)	(452)
Basic and diluted weighted average units outstanding (in thousands)
Common units public	11,040	11,040
Common units Höegh LNG	2,116	2,116
Subordinated units Höegh LNG	13,156	13,156
Basic and diluted earnings per unit:
Common units public	$1.56	$0.50
Common units Höegh LNG (2)	$1.57	$0.50
Subordinated units Höegh LNG (2)	$1.57	$0.50

(1)	Includes all distributions paid or to be paid in relationship to the period, regardless of whether the declaration and payment dates were prior to the end of the period, and is based the number of units outstanding at the period end.

(2)	Includes total incentive distributions rights of $113,181, of which $15,682 was attributed to common units owned by Höegh LNG and $97,499 was attributed to subordinated units owned by Höegh LNG.

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

As of December 31, 2015 and 2014, the total number of units outstanding was 26,312,120. Common units outstanding were 13,156,060 of which 11,040,000 common units were held by the public and 2,116,060 common units were held by Höegh LNG. Höegh LNG owned 13,156,060 subordinated units. Subordinated units are not entitled to vote for the four elected directors to the Partnership’s board of directors. The general partner has a non-economic interest and has no units.

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

Distributions of available cash from operating surplus are to be made in the following manner for any quarter during the subordination period:

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

If for any quarter during the subordination period:

•	the Partnership has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	the Partnership has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, the Partnership will distribute any additional available cash from operating surplus for that quarter among the unitholders and the holders of the IDRs in the following manner:

•	first, 100.0% to all unitholders, pro rata, until each unitholder receives a total of $0.388125 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to the holders of the IDRs, pro rata, until each unitholder receives a total of $0.421875 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to the holders of the IDRs, pro rata, until each unitholder receives a total of $0.50625 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to the holders of the IDRs, pro rata.

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

24. Subsequent events

On February 15, 2016, the Partnership paid a $0.4125 per unit distribution with respect to the fourth quarter of 2015. The total amount of distributions was $10.9 million.

On February 28, 2016, the Partnership entered into agreements with Höegh LNG to extend the maturities of the $47 million seller’s credit note related to the Höegh Gallant and the currently undrawn $85 million revolving credit facility to January 1, 2020.

On April 22, 2016 the Partnership declared a quarterly cash distribution with respect to the quarter ended March 31, 2016 of $0.4125 per unit, to be paid on May 13, 2016 to all unitholders of record as of the close of the business on May 3, 2016.

F-53

Report of Independent Auditors

The Board of Directors of Höegh LNG Partners LP

We have audited the accompanying combined financial statements of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., which comprise the combined balance sheets as of December 31, 2015 and 2014, and the related combined statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2015, and the related notes to the combined financial statements.

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

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. at December 31, 2015 and 2014, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young AS

Oslo, Norway

April 28, 2016

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

COMBINED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(in thousands of U.S. dollars)

	Notes	2015	2014	2013
REVENUES
Time charter revenues	3	$85,396	82,638	$82,220
Total revenues		85,396	82,638	82,220
OPERATING EXPENSES
Vessel operating expenses	10	(17,166)	(15,026)	(15,404)
Administrative expenses	10	(1,820)	(1,944)	(2,122)
Depreciation and amortization	5	(19,070)	(18,912)	(18,722)
Total operating expenses		(38,056)	(35,882)	(36,248)
Operating income		47,340	46,756	45,972
FINANCIAL INCOME (EXPENSES), NET
Interest income	4	—	—	—
Interest expense	4,9,10	(32,226)	(34,241)	(36,169)
Gain (loss) on derivative financial instruments	4,12	18,492	(23,757)	70,075
Other financial items, net	4	24	(34)	(38)
Total financial income (expense), net		(13,710)	(58,032)	33,868
Income before tax		33,630	(11,276)	79,840
Income tax expense		—	—	—
Net income (loss)		$33,630	(11,276)	$79,840

The accompanying notes are an integral part of the combined financial statements.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(in thousands of U.S. dollars)

	2015	2014	2013
Net income (loss)	$33,630	(11,276)	$79,840
Other comprehensive income	—	—	—
Comprehensive income (loss)	$33,630	(11,276)	$79,840

The accompanying notes are an integral part of the combined financial statements.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

COMBINED BALANCE SHEETS

AS OF DECEMBER 31, 2015 AND 2014

(in thousands of U.S. dollars)

	Notes	2015	2014
ASSETS
Current assets
Cash and cash equivalents	11	$4,197	$2,315
Restricted cash	9,11	8,444	8,404
Trade receivables		—	154
Prepaid expenses		1,957	2,799
Total current assets		14,598	13,672
Long-term assets
Restricted cash	9,11	25,104	25,104
Vessels, net of accumulated depreciation	5,10,13	585,017	577,897
Total long-term assets		610,121	603,001
Total assets		$624,719	$616,673
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	9,11	$22,093	$20,768
Trade payables		64	40
Amounts due to owners and affiliates	6	14,795	14,516
Derivative financial instruments	12	20,239	23,887
Prepaid and deferred revenue	7	4,123	1,652
Accrued liabilities	8	6,880	6,586
Total current liabilities		68,194	67,449
Long-term liabilities
Long-term debt	2b,9,11	477,102	498,831
Loans due to owners	6,11	13,722	24,575
Derivative financial instruments	12	87,065	101,910
Prepaid and deferred revenue	7	45,710	24,612
Total long-term liabilities		623,599	649,928
Total liabilities		691,793	717,377
EQUITY
Paid in capital		100	100
Retained deficit		(67,174)	(100,804)
Total equity		(67,074)	(100,704)
Total liabilities and equity		$624,719	$616,673

The accompanying notes are an integral part of the combined financial statements.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

COMBINED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 AND 2013

(in thousands of U.S. dollars)

			Accumulated
			Other
	Paid in	Retained	Comprehensive	Total
	Capital	Deficit	Income	Equity
Balance as of December 31, 2012	$100	(169,368)	—	$(169,268)
Net income	—	79,840	—	79,840
Other comprehensive income	—	—	—	—
Balance as of December 31, 2013	$100	(89,528)	—	$(89,428)
Net income (loss)	—	(11,276)	—	(11,276)
Other comprehensive income	—	—	—	—
Balance as of December 31, 2014	100	(100,804)	—	(100,704)
Net income	—	33,630	—	33,630
Other comprehensive income	—	—	—	—
Balance as of December 31, 2015	$100	(67,174)	—	$(67,074)

The accompanying notes are an integral part of the combined financial statements.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2015, 2014 and 2013

(in thousands of U.S. dollars)

	2015	2014	2013
OPERATING ACTIVITIES
Net income (loss)	$33,630	(11,276)	$79,840
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	19,070	18,912	18,722
Unrealized (gain) loss on derivative financial instruments	(18,492)	23,757	(70,075)
Accrued interest expense on loans to owners	1,669	2,217	2,763
Amortization of deferred revenue	(2,686)	(1,718)	(942)
Amortization of deferred debt issuance cost	364	368	371
Expenditure for drydocking	(3,328)	—	—
Cash received and recorded as deferred revenue	26,147	4,992	722
Other adjustments	—	—	(86)
Changes in working capital:
Trade receivables	154	(123)	154
Prepaid expenses	952	(668)	(842)
Amounts due to owners and affiliates	(651)	165	(177)
Trade payables	24	40	—
Accrued liabilities	291	45	312
Net cash provided by operating activities	57,144	36,711	30,762

INVESTING ACTIVITIES
Expenditure for vessel modification and equipment	(22,862)	(4,717)	(1,043)
Net cash (used) in investing activities	(22,862)	(4,717)	(1,043)

FINANCING ACTIVITIES
Repayment of long-term debt	(20,768)	(19,521)	(18,350)
Repayment of principal of loans due to owners	(11,592)	(13,332)	(11,084)
(Increase) decrease in restricted cash	(40)	(88)	94
Net cash (used in) financing activities	(32,400)	(32,941)	(29,340)

Increase (decrease) in cash and cash equivalents	1,882	(947)	379
Cash and cash equivalents, beginning of year	2,315	3,262	2,883
Cash and cash equivalents, end of year	$4,197	2,315	$3,262

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

These combined financial statements which include the individual financial statements of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for the purpose of meeting the requirements of Securities and Exchange Commission Rule 3-09 of Regulation S-X. The Partnership owns 50% in each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., and the remaining 50% ownership interests are held by joint venture partners, Mitsui O.S.K. Lines, Ltd. and Tokyo LNG Tanker Co. The GDF Suez Neptune and the GDF Suez Cape Anne are floating storage regasification units (“FSRUs”) and are collectively referred to in these combined financial statements as the vessels or the “FSRUs.” SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. are referred to in these combined financial statements individually as the “joint venture” and together as the “joint ventures.”

The GDF Suez Neptune and the GDF Suez Cape Ann operate under long-term time charters with GDF Suez Global LNG Supply S.A.(“GDF Suez”), a subsidiary of ENGIE, with expiration dates in 2029 and 2030, respectively, and, in each case, with an option to extend for up to two additional periods of five years each. In the years ended December 31, 2015, 2014 and 2013, 100% of the joint ventures’ total revenues were derived from GDF Suez.

Höegh LNG Fleet Management AS, a subsidiary of Höegh LNG, provided commercial and technical operations of the FSRUs for the years ended December 31, 2015, 2014 and 2013.

The following table lists the entities combined in these combined financial statements and their purpose as of December 31, 2015.

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

Income taxes

The joint ventures are not liable for income taxes to the Cayman Islands and therefore would only incur income tax liabilities to the extent assessed by countries in which they operate. As of December 31, 2015, 2014 and 2013, the joint ventures believe that they incurred no income tax expenses or liabilities.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Pursuant to Section 883 of the Internal Revenue Code of the United States (the "Code"), U.S. source income earned by a non-U.S. company from the operation of ships in international transportation is generally exempt from U.S. tax if the company operating the ships meets, among other things, the following three requirements: (1) the company is organized in a country which grants an equivalent exemption from income taxes to U.S. corporations with respect to that type of international transportation income; (2) the company is more than 50% owned, or is treated as owned after applying certain attribution rules, by individuals who are residents, as defined, in such country or another foreign country that grants an equivalent exemption to U.S. corporations; and (3) the company meets certain substantiation, reporting and other requirements. The joint ventures believe that they qualified for the exemption for 2015, 2014 and 2013 and, therefore, they were not subject to tax on their U.S. source income.

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

Trade receivables and allowance for doubtful accounts

Trade receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in existing accounts receivable based on historical write-off experience and customer economic data. Account balances are charged off against the allowance when management believes that the receivable will not be recovered. The allowance for doubtful accounts was $0 for the years ended December 31, 2015 and 2014.

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

Derivative instruments

Derivatives are entered into to reduce market risks associated with its operations. The joint ventures have interest rate swaps for the management of interest rate risk exposure. The interest rate swaps have the effect of converting a portion of the outstanding debt from a floating to a fixed rate over the life of the transactions. As of December 31, 2015 and 2014, the interest rate swaps were not designated as hedges for accounting purposes.

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

Deferred debt issuance costs

Debt issuance costs, including arrangement fees and legal expenses, are deferred and presented as a direct reduction from the outstanding principal of the related debt in the consolidated and combined carve-out balance sheet and amortized on an effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included as a component of interest expense. If a loan or part of a loan is repaid early, any unamortized portion of the deferred debt issuance costs is recognized as interest expense proportionate to the amount of the early repayment in the period in which the loan is repaid.

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

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Recent accounting pronouncements

In April 2015, the FASB issued revised guidance for the classification of debt issuance cost; Simplifying the Presentation of Debt Issuance Cost. Under the new guidance, deferred debt issuance cost will no longer be classified as assets but presented as a direct deduction from the carrying amount of the associated debt in the balance sheet. The presentation in the balance sheet has been adjusted on a retrospective basis. The amendments are effective for annual and interim periods beginning after December 31, 2015 and early adoption is permitted. The joint ventures are implementing the guidance as of December 31, 2015 and have adjusted the balance sheet as of December 31, 2014 on a retrospective basis. The deduction from the carrying amount of long-term debt for deferred debt issuance was $2.5 million as of December 31, 2014 which reduced current assets by $0.4 million and long-term assets by $2.1 million.

There are no other recent accounting pronouncements, whose adoption would have a material impact on the combined financial statements in the current year.

In May 2014, a new accounting standard, Revenue from Contracts with Customers, was issued by the Financial Accounting Standards Board. Under the new standard, revenue for most contracts with customers will be recognized when promised goods or services are transferred to customers in an amount that reflects consideration that the entity expects to be entitled, subject to certain limitations. The scope of this guidance does not apply to leases, financial instruments, guarantees and certain non-monetary transactions. The standard is effective for annual periods beginning after December 15, 2017 and early adoption is not permitted. The joint ventures are currently assessing the impact the adoption this standard will have on the combined financial statements.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

3. Time charter revenues

As at December 31, 2015, the minimum contractual future revenues to be received under the time charters as of December 31, 2015, during the next five years and thereafter are as follows:

(in thousands of U.S. dollars)	Total
2016	$65,375
2017	65,375
2018	65,375
2019	65,375
2020	65,375
Thereafter	599,089
Total	$925,964

The long-term time charters for the GDF Suez Neptune and the GDF Suez Cape Ann with GDF Suez have initial terms of 20 years expiring in 2029 and 2030, respectively. The time charters are accounted for as operating leases. The minimum contractual future revenues include the fixed payments for the lease and services elements for the 20 year period but exclude the variable fees from the charterer for vessel operating costs, and the subsequent modification and drydocking costs. Additionally, each time charter has options to extend the contract term for two five-year periods. Payments for option periods are not included in minimum contractual future revenues until such time as the options are exercised.

4. Financial income (expense)

	Year ended
	December 31,
(in thousands of U.S. dollars)	2015	2014	2013
Interest income	$—	—	$—
Interest expense:
Interest expense	(31,862)	(33,873)	(35,798)
Amortization of deferred debt issuance cost	(364)	(368)	(371)
Total interest expense	(32,226)	(34,241)	(36,169)
Unrealized gain (loss) on derivative instruments	18,492	(23,757)	70,075
Other financial items, net	24	(34)	(38)
Total financial income (expense), net	$(13,710)	(58,032)	$33,868

Interest expense for the years ended December 31, 2015, 2014 and 2013 included interest expense of $2,597, $3,439 and $4,243, respectively, on the subordinated shareholders loans from the Partnership and other joint venture owners (note 10). The unrealized gain (loss) on derivative instruments related to the mark to market adjustment on the interest rate swaps (note 12).

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

5. Vessels, net of accumulated depreciation

		Dry-
(in thousands of U.S. dollars)	Vessel	docking	Total
Historical cost December 31, 2013	$655,456	8,443	$663,899
Additions	4,717	—	4,717
Disposals	—	—	—
Historical cost December 31, 2014	660,173	8,443	668,616
Accumulated depreciation December 31, 2013	(66,499)	(5,308)	(71,807)
Depreciation for the year	(17,561)	(1,351)	(18,912)
Accumulated depreciation December 31, 2014	(84,060)	(6,659)	(90,719)
Vessel, net December 31, 2014	$576,113	1,784	$577,897

		Dry-
(in thousands of U.S. dollars)	Vessel	docking	Total
Historical cost December 31, 2014	$660,173	8,443	$668,616
Additions	22,862	3,328	26,190
Disposals	—	—	—
Historical cost December 31, 2015	683,035	11,771	694,806
Accumulated depreciation December 31, 2014	(84,060)	(6,659)	(90,719)
Depreciation for the year	(18,109)	(961)	(19,070)
Accumulated depreciation December 31, 2015	(102,169)	(7,620)	(109,789)
Vessel, net December 31, 2015	$580,866	4,151	$585,017

6. Amounts and loans due to owners and affiliates

Amounts due to owners and affiliates include trade liabilities and the current portion of the long-term loans due to owners. Trade liabilities due to owners and affiliates principally relate to short term funding of operations by affiliates and do not bear interest.

	As of
	December 31,
(in thousands of U.S. dollars)	2015	2014
Trade liabilities due to owners and affiliates	$535	$1,186
Current portion of long-term loans due to owners	14,260	13,330
Amounts due to owners and affiliates	$14,795	$14,516

The current portion of long-term loans, included in the table above, and long-term loans due to owners and affiliates are as follows:

	As of
	December 31,
(in thousands of U.S. dollars)	2015	2014
Current portion of long-term loans due to owners	$14,260	$13,330
Long-term loans due to owners	13,722	24,575
Total loans due to owners	$27,982	$37,905

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The loans due to owners consist of shareholders loan where the principal amounts, including accrued interest, are repaid based on available cash after servicing of long-term bank debt. The shareholder loans are due not later than the 12th anniversary of delivery date of each FSRU. The GDF Suez Neptune and the GDF Suez Cape Ann were delivered November 30, 2009 and June 1, 2010, respectively. The shareholder loans are subordinated to the long-term bank debt, consisting of the Neptune facility and the Cape Ann facility described in note 9. Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of the joint ventures. The shareholder loans bear interest at a fixed rate of 8.0% per year. The Partnership is due 50% of the outstanding balance and the other joint venture partners have, on a combined basis, an equal amount of shareholder loans outstanding at the same terms to each of the joint ventures.

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

7. Prepaid and deferred revenue

	As of
	December 31,
(in thousands of U.S. dollars)	2015	2014
Current deferred revenue	$4,123	$1,652
Long-term deferred revenue	45,710	24,612
Total prepaid and deferred revenue	$49,833	$26,264

8. Accrued liabilities

	As of
	December 31,
(in thousands of U.S. dollars)	2015	2014
Accrued external interest expense	$4,878	$4,998
Other accruals	2,002	1,588
Accrued liabilities	$6,880	$6,586

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

9. Debt

	As of
	December 31,
(in thousands of U.S. dollars)	2015	2014
$300 million Neptune facility	$247,162	$257,604
$300 million Cape Ann facility	254,207	264,533
Outstanding principal	501,369	522,137
Unamortized debt issuance cost	(2,174)	(2,538)
Total debt	499,195	519,599
Less: Current portion of long-term debt	(22,093)	(20,768)
Long-term debt	$477,102	$498,831

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

The Neptune facility is repayable in quarterly installments over twelve years with a final balloon payment of $165 million due in April 2022. The Neptune facility bears interest at a rate equal to three month LIBOR plus a margin of 0.5%. The syndicate of banks also provides interest rate swaps to the borrower (see note 12), which are not reflected in the LIBOR rate for the facility.

There were no financial covenants in the Neptune facility as of December 31, 2015 and 2014, but certain other covenants and restrictions apply. The borrower is required to maintain insurance coverage for damage to the FSRU equivalent to 120% of the aggregate outstanding loan balance and loss of hire insurance. The borrower must maintain cash accounts with the syndicate of banks for its operating account, restricted cash for debt service for the next six months including interest payment on the facility and associated interest rate swap agreements and certain distribution accounts. Cash in the operating account from charter hire will be applied for the following purposes in the following order; first, to pay operating costs, insurance, taxes and technical management fees; second, to transfer to the debt service retention account on each debt service retention date all or part of the debt service retention amount for such debt service retention date; third, to transfer funds to the restricted cash account for debt service until reserve requirements are met; finally, to transfer funds to certain distribution accounts. Certain conditions apply to making disbursements or paying dividends from the distribution accounts, including meeting a 1.20 historical and projected debt service coverage ratio, no event of default then continuing and debt service reserve, retention accounts are fully funded, or the written consent of the lenders. The facility agreement limits the borrower’s ability to incur additional debt, enter into certain material transactions and make guarantees.

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

The Cape Ann facility is repayable in quarterly installments over twelve years with a final balloon payment of $165 million due in October 2022. The Cape Ann facility bears interest at a rate equal to three month LIBOR plus a margin of 0.5%. The syndicate of banks also provides interest rate swaps to the borrower (see note 12), which are not reflected in the LIBOR rate for the facility.

There are no financial covenants in the Cape Ann facility as of December 31, 2015 and 2014, but certain other covenants and restrictions apply. The borrower is required to maintain insurance coverage for damage to the FSRU equivalent to 120% of the aggregate outstanding loan balance and loss of hire insurance. The borrower must maintain cash accounts with the syndicate of banks for its operating account, restricted cash for debt service for the next six months including interest payment on the facility and associated interest rate swap agreements and certain distribution accounts. Cash in the operating account from charter hire will be applied for the following purposes in the following order; first, to pay operating costs, insurance, taxes and technical management fees; second, to transfer to the debt service retention account on each debt service retention date all or part of the debt service retention amount for such debt service retention date; third, to transfer funds to the restricted cash account for debt service until reserve requirements are met; finally, to transfer funds to certain distribution accounts. Certain conditions apply to making disbursements or paying dividends from the distribution accounts, including meeting a 1.20 historical and projected debt service coverage ratio, no event of default then continuing and debt service reserve, retention accounts are fully funded, or the written consent of the lenders. The facility agreement limits the borrower’s ability to incur additional debt, enter into certain material transactions and make guarantees.

The debt is denominated in U.S. dollars and bears interest at floating rates at a weighted average interest rate for the years ended December 31, 2015, 2014 and 2013 of 0.84%, 0.80% and 0.90 % respectively.

The outstanding debt as of December 31, 2015 is repayable as follows:

Year Ending December 31,
(in thousands of U.S. dollars)
2016	$22,093
2017	23,503
2018	25,003
2019	26,599
2020	28,297
2021 and thereafter	375,874
Total	$501,369

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

10. Related party transactions

The joint ventures are single purpose joint ventures owning and operating the FSRUs. See note 6 for amounts and loans due to owners and affiliates. The joint ventures do not have any employees. As described in note 1, a subsidiary of Höegh LNG has charged the joint ventures for the years ended December 31, 2015, 2014 and 2013 for the provision of technical and commercial management of the FSRUs. Amounts included in the combined statements of income for the years ended December 31, 2015, 2014 and 2013 or capitalized in the combined balance sheets as of December 31, 2015 and 2014 are as follows:

	Year ended
Statement of income:	December 31,
(in thousands of U.S. dollars)	2015	2014	2013
Vessel operating expenses:
Technical management fees for FSRUs (1)	$1,350	1,344	$1,300
Other vessel operating expenses (2)	15,816	13,682	14,104
Administrative expenses:
Commercial management fees for FRSUs (1)	630	570	750
Other fees (3)	740	755	749
Financial income (expense):
Interest expense from shareholder loans (4)	2,597	3,439	4,243
Total	$21,133	19,790	$21,146

	As of
Balance sheet	December 31,
(in thousands of U.S. dollars)	2015	2014
Vessels
Supervision cost for modifications (5)	$174	$203
Total long-term assets	$174	$203

1)	Technical and commercial management fees for FSRUs: Höegh LNG Fleet Management AS, a subsidiary of Höegh LNG, provided commercial and technical operations of the FSRUs as well as bookkeeping and administrative support for which it was paid a fixed annual fee as agreed with the charterer and other owners, respectively.
2)	Other vessel operating expenses: In addition to the technical management fees, Höegh LNG Fleet Management AS, invoices the joint ventures for the actual costs incurred for vessel operating expenses such as crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.
3)	Other fees: In addition to the commercial management fees, Höegh LNG charges an annual fee to the joint ventures in accordance with agreements with the joint venture owners.
4)	Interest expense from shareholder loans: The Partnership and the other owners have provided subordinated financing to the joint ventures as shareholder loans. Interest expense is accrued monthly for the shareholder loans and recorded to interest expense. Under terms of the shareholders’ loan agreement, the principal and interest is repaid based upon available cash after servicing long-term bank debt (note 9) and, accordingly, only a portion of the accrued interest expense has been paid for the years ended December 31, 2015, 2014 and 2013. In the combined statements of cash flows, the interest expense paid for the period is included in net cash flows provided from operating activities.
5)	Supervision cost for modifications: Höegh LNG Fleet Management AS manages the process for major modifications to vessels including site supervision at the shipyard. Costs include manning for the services and direct accommodation and travel cost. Manning costs are based upon actual hours incurred. Such costs, excluding overhead charges, are capitalized as part of the cost of the modification of the vessel.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

11. Financial Instruments

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

		As of		As of
		December 31, 2015		December 31, 2014
		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
		Asset	Asset	Asset	Asset
(in thousands of U.S. dollars)	Level	(Liability)	(Liability)	(Liability)	(Liability)
Recurring:
Cash and cash equivalents	1	$4,197	4,197	2,315	$2,315
Restricted cash	1	33,548	33,548	33,508	33,508
Interest rate swaps	2	(107,304)	(107,304)	(125,797)	(125,797)
Other:
Loans due to owners	2	(27,982)	(28,656)	(37,905)	(39,258)
Total debt	2	$(499,195)	(467,920)	(522,137)	$(468,916)

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

12. Risk management and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy. As of December 31, 2015 and 2014, there are no derivative instruments designated as hedges for accounting purposes.

Foreign Exchange Risk

All revenues, financing, interest expenses from financing and most expenditures for newbuildings and vessel modifications are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. As of December 31, 2015 and 2014, no derivative financial instruments have been used to manage foreign exchange risk.

Interest Rate Risk

Interest rate swaps can be utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on its outstanding floating-rate debt. As at December 31, 2015 and 2014, there were interest rate swap agreements on the floating rate debt that are not designated as hedges for accounting purposes.

As of December 31, 2015, the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(in thousands of U.S. dollars)	index	amount	liability	Term	(1)
LIBOR-based debt
Interest rate swaps (2)	LIBOR	$24,488	$5,108	Oct 2029	5.345%
Interest rate swaps (2)	LIBOR	35,386	7,765	Oct 2029	5.353%
Interest rate swaps (2)	LIBOR	176,848	39,178	Oct 2029	5.363%
Interest rate swaps (2)	LIBOR	25,030	5,691	Apr 2030	5.385%
Interest rate swaps (2)	LIBOR	36,168	8,248	Apr 2030	5.389%
Interest rate swaps (2)	LIBOR	$180,757	41,314	Apr 2030	5.399%
			$107,304

(1)	Excludes the margins paid on the floating-rate loans of 0.5%
(2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the combined balance sheets.

	Current	Long-term
	liabilities:	liabilities:
	derivative	derivative
	financial	financial
(in thousands of U.S. dollars)	instruments	instruments
As of December 31, 2015
Interest rate swaps	$20,239	$87,065
As of December 31, 2014
Interest rate swaps	$23,887	$101,910

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Unrealized and realized gains (losses) of the interest rate swap are recognized in earnings and reported in gain (loss) on derivative instruments in the combined statements of income.

	Year ended
	December 31,
(in thousands of U.S. dollars)	2015	2014	2013
Realized gains (losses)	$-	-	$-
Unrealized gains (losses)	18,492	(23,757)	70,075
Total	$18,492	(23,757)	$70,075

Credit risk and concentrations of risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables and interest rate swap agreements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counter parties. There is a single charterer for both vessels so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the charterer's financial condition. In addition, time charters generally require the payment of the time charter rates on the first banking day of the month of hire which limits the risk of non-performance. Accordingly, no collateral or other security is required. No losses were incurred relating to the charterer for the years ended December 31, 2015, 2014 and 2013. While the maximum exposure to loss due to credit risk is the book value at the balance sheet date, should the time charter terminate prematurely, there could be delays in obtaining a new time charter and the rates could be lower depending upon the prevailing market conditions.

13. Commitments and contingencies

Assets Pledged

The following table summarizes the assets pledged for debt facilities as of December 31, 2015 and 2014:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2015	2014
Book value of vessel secured against long-term loans	$585,017	$577,897

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

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

14. Supplemental cash flow information

	Year ended
	December 31,
(in thousands of U.S. dollars)	2015	2014
Supplemental cash flow information:
Interest paid	$31,982	$34,060

15. Subsequent events

Management evaluated subsequent events through April 28, 2016.