Form 20-F
period 2016-12-31
Hoegh LNG Partners LP
filed 2017-04-06
CIK 1603016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

19,755,099 common units representing limited partner interests
13,156,060 subordinated units representing limited partner interests

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

2

PRESENTATION OF INFORMATION IN THIS REPORT

This annual report on Form 20-F for the year ended December 31, 2016 (this “Annual Report”) should be read in conjunction with the consolidated and combined carve-out financial statements and accompanying notes included in this Annual Report. Unless we otherwise specify, references in this Annual Report to “Höegh LNG Partners,” “we,” “our,” “us” and “the Partnership” refer to Höegh LNG Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates. References in this Annual Report to “our general partner” refer to Höegh LNG GP LLC, the general partner of Höegh LNG Partners. References in this Annual Report to “our operating company” refer to Höegh LNG Partners Operating LLC, a wholly owned subsidiary of the Partnership. References in this Annual Report to “Höegh UK” refer to Hoegh LNG Services Ltd, a wholly owned subsidiary of our operating company. References in this Annual Report to “Höegh Lampung” refer to Hoegh LNG Lampung Pte Ltd., a wholly owned subsidiary of our operating company. References in this Annual Report to “Höegh FSRU III” refer to Höegh LNG FSRU III Ltd., a wholly owned subsidiary of our operating company. References in this Annual Report to “PT Höegh” refer to PT Hoegh LNG Lampung, the owner of the PGN FSRU Lampung. References in this Annual Report to “Höegh Cyprus” refer to Hoegh LNG Cyprus Limited including its wholly owned branch, Hoegh LNG Cyprus Limited Egypt Branch (“Egypt Branch”), a wholly owned subsidiary of Höegh FSRU III and the owner of the Höegh Gallant. References in this Annual Report to “Höegh Colombia Holding” refer to Höegh LNG Colombia Holding Ltd., a 51% owned subsidiary of our operating company as of January 3, 2017. References in this Annual Report to “Höegh FSRU IV” refer to Höegh LNG FSRU IV Ltd., a wholly owned subsidiary of Höegh Colombia Holding and the owner of the Höegh Grace. References in this Annual Report to “Höegh Colombia” refer to Höegh LNG Colombia S.A.S., a wholly owned subsidiary of Höegh Colombia Holding. References in this Annual Report to our or the “joint ventures” refer to SRV Joint Gas Ltd. and/or SRV Joint Gas Two Ltd., the joint ventures that own two of the vessels in our fleet, the Neptune and the GDF Suez Cape Ann, respectively. References in this Annual Report to “GDF Suez” refer to GDF Suez LNG Supply S.A., a subsidiary of ENGIE. References in this Annual Report to “PGN LNG” refer to PT PGN LNG Indonesia, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”). References in this Annual Report to “SPEC” refer to Sociedad Portuaria El Cayao S.A. E.S.P.

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements concerning future events and our operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

·	market trends for floating storage and regasification units (“FSRUs”) and liquefied natural gas (“LNG”) carriers, including hire rates and factors affecting supply and demand;

·	our anticipated growth strategies;

·	our anticipated receipt of dividends and repayment of indebtedness from joint ventures;

·	effects of volatility in global prices for crude oil and natural gas;

·	the effect of the worldwide economic environment;

·	turmoil in the global financial markets;

·	fluctuations in currencies and interest rates;

·	general market conditions, including fluctuations in hire rates and vessel values;

·	changes in our operating expenses, including drydocking and insurance costs;

·	our ability to make or increase cash distributions on the units and the amount of any such distributions;

·	our ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

·	the future financial condition of our existing or future customers;

·	our ability to make additional borrowings and to access public equity and debt capital markets;

·	planned capital expenditures and availability of capital resources to fund capital expenditures;

·	the exercise of purchase options by our customers;

·	our ability to maintain long-term relationships with our customers;

·	our ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;

·	our ability to purchase the 49% interest in the Höegh Grace entities or additional vessels from Höegh LNG in the future;

.	our ability to integrate and realize the anticipated benefits from the acquisition of the 51% interest in the Höegh Grace entities;

·	our continued ability to enter into long-term, fixed-rate charters;

·	the operating performance of our vessels;

·	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charters;

·	expected pursuit of strategic opportunities, including the acquisition of vessels;

·	our ability to compete successfully for future chartering and newbuilding opportunities;

·	timely acceptance of our vessels by their charterers;

·	termination dates and extensions of charters;

·	the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

·	demand in the FSRU sector or the LNG shipping sector in general and the demand for our vessels in particular;

·	availability of skilled labor, vessel crews and management;

·	our incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under our ship management agreements, the technical information and services agreement and the administrative services agreements;

·	the anticipated taxation of the Partnership and distributions to its unitholders;

·	estimated future maintenance and replacement capital expenditures;

·	our ability to retain key employees;

·	customers’ increasing emphasis on environmental and safety concerns;

·	potential liability from any pending or future litigation;

·	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

·	future sales of our common units in the public market;

·	our business strategy and other plans and objectives for future operations; and

·	our ability to successfully remediate any material weaknesses in our internal control over financial reporting and our disclosure controls and procedures.

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

The following table presents, in each case for the years and as of the dates indicated, our selected consolidated and combined carve-out financial and operating data, which includes, for periods prior to the closing of our initial public offering (“IPO”) on August 12, 2014, selected consolidated and combined carve-out financial and operating data of the Partnership and its subsidiaries that had interests in the PGN FSRU Lampung and the joint ventures that own the Neptune and the GDF Suez Cape Ann. The transfer of these equity interests and related loans and promissory notes by Höegh LNG to the Partnership in connection with the IPO was recorded at Höegh LNG’s consolidated book values.

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

Two of the vessels in our fleet (the Neptune and the GDF Suez Cape Ann) are owned by our joint ventures, each of which is owned 50% by us. Under applicable accounting rules, we do not consolidate the financial results of these two joint ventures into our financial results. We account for our 50% equity interests in these two joint ventures as equity method investments in our consolidated and combined carve-out financial statements. We derive cash flows from the operations of these two joint ventures from principal and interest payments on our shareholder loans to our joint ventures.

We have two segments, which are the “Majority held FSRUs” and the “Joint venture FSRUs.” As of December 31, 2016 and 2015, Majority held FSRUs included the PGN FSRU Lampung and the Höegh Gallant. As of December 31, 2014 and 2013, Majority held FSRUs included the PGN FSRU Lampung and construction contract revenue and expenses of the mooring related to PGN FSRU Lampung (“the Mooring”) under construction. The Mooring project was completed in the fourth quarter of 2014. As of December 31, 2016, 2015, 2014, 2013 and 2012, Joint venture FSRUs included two 50%-owned FSRUs, the Neptune and the GDF Suez Cape Ann. We measure our segment profit based on segment EBITDA. Segment EBITDA is reconciled to net income for each segment in the segment table below. The accounting policies applied to the segments are the same as those applied in the consolidated and combined carve-out financial statements, except that Joint venture FSRUs are presented under the proportional consolidation method for the segment reporting and under the equity method in our consolidated and combined carve-out financial statements. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment reporting. Management monitors the results of operations of our joint ventures under the proportional consolidation method and not the equity method.

You should read the following selected financial and operating data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated and combined carve-out financial statements and the combined financial statements of the two joint ventures that own the Neptune and the GDF Suez Cape Ann and the related notes thereto included elsewhere in this Annual Report.

Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of Höegh LNG in the periods prior to our IPO for which historical financial and operating data are presented below, and such data may not be indicative of our future operating results or financial performance.

	Year Ended December 31,
(in thousands of U.S. dollars, except per unit information and fleet data)	2016	2015	2014	2013	2012
Statement of Income Data:
Time charter revenues	$91,107	$57,465	$22,227	$—	$—
Construction contract revenues	—	—	51,868	51,062	5,512
Other revenue	—	—	474	511	—
Total revenues	91,107	57,465	74,569	51,573	5,512
Voyage expenses	—	—	(1,139)	—	—
Vessel operating expenses	(16,080)	(9,679)	(6,197)	—	—
Construction contract expenses	(315)	—	(38,570)	(43,958)	(5,512)
Administrative expenses	(9,718)	(8,733)	(12,566)	(8,043)	(3,185)
Depreciation and amortization	(10,552)	(2,653)	(1,317)	(8)	—
Total operating expenses	(36,665)	(21,065)	(59,789)	(52,009)	(8,697)
Equity in earnings of joint ventures	16,622	17,123	(5,330)	40,228	5,007
Operating income (loss)	71,064	53,523	9,450	39,792	1,822
Interest income	857	7,568	4,959	2,122	2,481
Interest expense	(25,178)	(17,770)	(9,665)	(352)	(114)
Gain (loss) on derivative instruments	1,839	949	(161)	—	—
Other items, net	(3,333)	(2,678)	(2,788)	(1,096)	(1)
Income (loss) before tax	45,249	41,592	1,795	40,466	4,188
Income tax expense	(3,872)	(313)	(481)	—	—
Net income (loss)	$41,377	$41,279	$1,314	$40,466	$4,188
Earnings per unit
Common unit public (Basic and diluted)	$1.58	$1.56	$0.50	$—	$—
Common unit Höegh LNG (Basic and diluted)	$1.52	$1.57	$0.50	$—	$—
Subordinated unit (Basic and diluted)	$1.52	$1.57	$0.50	$—	$—
Cash distributions declared per unit	$1.65	$1.43	$0.52	$—	$—
Balance Sheet Data (at end of period):
Assets:
Cash and cash equivalents	$18,915	$32,868	$30,477	$108	$100
Restricted cash	22,209	25,828	37,119	10,700	10,700
Demand note due from owner	—	—	143,241	—	—
Current portion of advances to joint ventures	6,275	7,130	6,665	7,112	6,675
Long-term advances to joint ventures	943	6,861	12,287	17,398	21,996
Newbuilding	—	—	—	122,572	86,067
Net investment in direct financing lease	290,111	293,303	295,363	—	—
Total assets	810,467	763,743	549,418	217,767	133,640
Liabilities and equity:
Accumulated losses of joint ventures	25,886	42,507	59,630	54,300	94,525
Amount, loans and promissory notes due to owners and affiliates	1,374	10,891	6,486	208,637	91,585
Long-term debt	300,440	330,635	179,141	(10,468)	(1,485)
Revolving credit and seller’s credit due to owners and affiliates	43,005	47,000	—	—	—
Owner's equity	—	—	—	(48,096)	(53,229)
Total Partners' capital	370,526	257,039	244,553	—	—
Total liabilities and equity	$810,467	$763,743	$549,418	$217,767	$133,640
Cash Flow Data:
Net cash provided by (used in) operating activities	$39,428	$42,785	$27,976	$(41,217)	$(7,635)
Net cash provided by (used in) investing activities	(83,084)	15,455	(292,199)	(30,781)	(61,709)
Net cash provided by (used in) financing activities	$29,703	$(55,849)	$294,592	$72,006	$69,444
Fleet data
Number of vessels	4	4	3	2	2
Average age (in years)	4.8	3.8	3.5	3.9	2.9
Average charter length remaining excluding options (in years)	13.1	14.1	16.7	16.1	17.1
Average charter length remaining including options (in years)	19.4	20.4	24.9	26.1	27.1
Other Financial Data:
Segment EBITDA(1)	$99,159	$72,258	$48,931	$31,919	$29,239
Capital expenditures
Expenditures for vessels and equipment	$537	$955	$172,324	$36,590	$58,138
Selected Segment Data:
Joint venture FSRUs (proportionate consolidation)(2)
Segment Statement of Income Data:
Time charter revenues	$43,272	$42,698	$41,319	$41,110	$41,076
Segment EBITDA(1)	34,165	33,205	32,834	32,347	32,424
Operating income	$24,640	$23,978	$23,686	$23,294	$23,364
Segment Balance Sheet Data (at end of year)
Vessels, net of accumulated depreciation	$274,932	$283,539	$279,670	$286,460	$294,993
Total assets	298,712	303,390	300,327	307,335	315,566
Long-term debt	$479,276	$501,369	$522,136	$541,658	$560,008
Segment Capital expenditures:
Expenditures for vessels and equipment	$783	$13,095	$2,358	$522	$1,435

(1)	Please read “—Non-GAAP Financial Measures” below.

(2)	Please read “Item 5. Operating and Financial Review and Prospects” below and note 5 of our consolidated and combined carve-out financial statements for information on the basis of presentation for the Joint venture FSRUs segment

Non-GAAP Financial Measures

Segment EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. Segment EBITDA is a non-GAAP financial measure and should not be considered an alternative to net income, operating income or any other measure of financial performance presented in accordance with US GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable US GAAP financial measure, for the periods presented:

	Year ended December 31, 2016
		Joint venture					Consolidated
	Majority	FSRUs		Total			and
	held	(proportional		Segment			combined
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$35,803	16,622	(11,048)	41,377			$41,377 (3)
Interest income	—	(2)	(857)	(859)	2	(4)	(857)
Interest expense	20,107	15,094	5,071	40,272	(15,094)	(4)	25,178
Depreciation and amortization	10,552	9,525	—	20,077	(9,525)	(5)	10,552
Other financial items(2)	1,435	(7,074)	59	(5,580)	7,074	(6)	1,494
Income tax (benefit) expense	3,852	—	20	3,872			3,872
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	15,092	(4)	15,092
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	9,525	(5)	9,525
Equity in earnings of JVs: Other financial items(2)	—	—	—	—	(7,074)	(6)	(7,074)
Segment EBITDA	$71,749	34,165	(6,755)	99,159			$99,159

	Year ended December 31, 2015
		Joint venture					Consolidated
	Majority	FSRUs		Total			and
	held	(proportional		Segment			combined
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$24,807	17,123	(651)	41,279			$41,279 (3)
Interest income	—	—	(7,568)	(7,568)	—	(4)	(7,568)
Interest expense	15,617	16,113	2,153	33,883	(16,113)	(4)	17,770
Depreciation and amortization	2,653	9,227	—	11,880	(9,227)	(5)	2,653
Other financial items(2)	1,709	(9,257)	20	(7,528)	9,257	(6)	1,729
Income tax (benefit) expense	333	—	(20)	313			313
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	16,113	(4)	16,113
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	9,227	(5)	9,227
Equity in earnings of JVs: Other financial items(2)	—	—	—	—	(9,257)	(6)	(9,257)
Segment EBITDA	$45,119	33,205	(6,066)	72,258			$72,258

	Year ended December 31, 2014
		Joint venture					Consolidated
	Majority	FSRUs		Total			and
	held	(proportional		Segment			combined
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$8,375	(5,330)	(1,731)	1,314			$1,314	(3)
Interest income	—	—	(4,959)	(4,959)	—	(4)	(4,959)
Interest expense	9,198	17,121	467	26,786	(17,121)	(4)	9,665
Depreciation and amortization	1,317	9,148	—	10,465	(9,148)	(5)	1,317
Other financial items(2)	2,915	11,895	34	14,844	(11,895)	(6)	2,949
Income tax (benefit) expense	505	—	(24)	481			481
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	17,121	(4)	17,121
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	9,148	(5)	9,148
Equity in earnings of JVs: Other financial items(2)	—	—	—	—	11,895	(6)	11,895
Segment EBITDA	$22,310	32,834	(6,213)	48,931			$48,931

	Year ended December 31, 2013
		Joint venture					Consolidated
	Majority	FSRUs		Total			and
	held	(proportional		Segment			combined
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$1,669	40,228	(1,431)	40,466			$40,466 (3)
Interest income	—	—	(2,122)	(2,122)	—	(4)	(2,122)
Interest expense	352	18,085	—	18,437	(18,085)	(4)	352
Depreciation and amortization	8	9,053	—	9,061	(9,053)	(5)	8
Other financial items(2)	1,096	(35,019)	—	(33,923)	35,019	(6)	1,096
Income tax (benefit) expense	—	—	—	—			—
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	18,085	(4)	18,085
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	9,053	(5)	9,053
Equity in earnings of JVs: Other financial items(2)	—	—	—	—	(35,019)	(6)	(35,019)
Segment EBITDA	$3,125	32,347	(3,553)	31,919			$31,919

	Year ended December 31, 2012
		Joint venture					Consolidated
	Majority	FSRUs		Total			and
	held	(proportional		Segment			combined
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$(2,487)	5,007	1,668	4,188			$4,188 (3)
Interest income	—	(1)	(2,481)	(2,482)	1	(4)	(2,481)
Interest expense	114	19,033	—	19,147	(19,033)	(4)	114
Depreciation and amortization	—	9,060	—	9,060	(9,060)	(5)	—
Other financial items(2)	1	(675)	—	(674)	675	(6)	1
Income tax (benefit) expense	—	—	—	—			—
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	19,032	(4)	19,032
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	9,060	(5)	9,060
Equity in earnings of JVs: Other financial items(2)	—	—	—	—	(675)	(6)	(675)
Segment EBITDA	$(2,372)	32,424	(813)	29,239			$29,239

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated and combined carve-out reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated and combined carve-out reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated and combined carve-out reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated and combined carve-out reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated and combined carve-out reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated and combined carve-out reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated and combined carve-out reporting.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Inherent in Our Business

Our fleet consists of only five vessels as of March 31, 2017. Any limitation on the availability or operation of those vessels could have a material adverse effect on our business, financial condition and results of operations and could significantly reduce our ability to make distributions to our unitholders.

Our fleet consists of five vessels. If any of these vessels is unable to generate revenues as a result of off-hire time, early termination of the applicable time charter, purchase of the vessel by the charterer or otherwise, our financial condition and ability to make distributions to unitholders could be materially and adversely affected.

The charters relating to our vessels permit the charterer to terminate the charter in the event that the vessel is off-hire for any extended period. The charters also allow the charterer to terminate the charter upon the occurrence of specified defaults by us or in certain other cases, including termination without cause, due to force majeure or disruptions caused by war. The termination of any of our charters could have a material adverse effect on our business, financial condition and results of operations and could significantly reduce our ability to make cash distributions to our unitholders. For further details regarding termination of our charters, please read “Item 4.B. Business Overview—Vessel Time Charters—Neptune Time Charter—Termination,” “Item 4.B. Business Overview—Vessel Time Charters—PGN FSRU Lampung Time Charter—Termination”, “Item 4.B. Business Overview—Vessel Time Charters—Höegh Gallant Time Charter—Termination”, and “Item 4.B. Business Overview—Vessel Time Charters—Höegh Grace Charter—Term and Termination”. We may be unable to charter the applicable vessel on terms as favorable to us as those of the terminated charter.

We are dependent on GDF Suez, PGN LNG, EgyptCo and SPEC as the sole customers for our vessels. A deterioration of the financial viability of GDF Suez, PGN LNG, EgyptCo or SPEC or our relationship with GDF Suez, PGN LNG, EgyptCo or SPEC or the loss of GDF Suez, PGN LNG, EgyptCo or SPEC as a customer, would have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

For the years ended December 31, 2016 and 2015, PGN LNG and EgyptCo accounted for all of the revenues in our consolidated and combined carve-out income statements and for the year ended December 31, 2014, PGN LNG accounted for all of such revenues. For each of the years ended December 31, 2016, 2015 and 2014, GDF Suez accounted for all of the revenues of our joint ventures from which we derived all of our equity in earnings of joint ventures. Starting in January 2017, SPEC became a customer. A deterioration in the financial viability of GDF Suez, PGN LNG, EgyptCo or SPEC or the loss of GDF Suez, PGN LNG, EgyptCo or SPEC as a customer, or a decline in payments under any of the related charters, would have a greater adverse effect on us than for a company with a more diverse customer base, and could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

We or our joint ventures could lose a customer or the benefits of a charter as a result of a breach by the customer of a charter or other unanticipated developments, such as:

·	the customer failing to make charter payments or reducing charter payments because of its financial inability, disagreements with us or our joint venture partners or otherwise;

·	the customer exercising its right to terminate the charter in certain circumstances, such as: (i) defaults of our or our joint ventures’ obligations under the applicable charter, including breaches of performance standards or prolonged periods of off-hire; (ii) with respect to the Neptune, the GDF Suez Cape Ann and the Höegh Gallant, in the event of war that would materially interrupt the performance of the time charter; or (iii) with respect to the PGN FSRU Lampung, in the event of specified types of force majeure;

·	the charter terminating automatically if the vessel is lost or deemed a constructive loss;

·	with respect to the PGN FSRU Lampung or the Höegh Grace, the charterer exercising its option to purchase the vessel; or

·	a prolonged force majeure event that materially interrupts the performance of the time charter.

For further details regarding termination of our charters, please read “Item 4.B. Business Overview—Vessel Time Charters—Neptune Time Charter—Termination,” “Item 4.B. Business Overview—Vessel Time Charters—PGN FSRU Lampung Time Charter—Termination”, “Item 4.B. Business Overview—Vessel Time Charters—Höegh Gallant Time Charter—Termination” and “Item 4.B. Business Overview—Vessel Time Charters—Höegh Grace Charter—Term and Termination”. If any charter is terminated, we or our joint ventures, as applicable, may be unable to re-deploy the related vessel on terms as favorable as the current charters or at all. In addition, any termination fee payable to us may not adequately compensate us for the loss of the charter.

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

We rely exclusively on the cash flows generated from our FSRUs. Due to our lack of diversification, an adverse development in the LNG transportation, storage and regasification industry could have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.

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

We may not have sufficient cash from operations to pay the minimum quarterly distribution of $0.3375 per unit on our common units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations. We generate cash from our operations and through distributions from our joint ventures, and as such our cash from operations are dependent on our operations and the cash distributions and operations of our joint ventures, each of which may fluctuate based on the risks described in this section, including, among other things:

·	the hire rates we and our joint ventures obtain from charters;

·	the level of operating costs and other expenses, such as the cost of crews, insurance and liquidated damages;

·	demand for LNG;

·	supply and capacities of FSRUs and LNG carriers;

·	prevailing global and regional economic and political conditions;

·	currency exchange rate fluctuations;

·	interest rate fluctuations; and

·	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, including:

·	the level of capital expenditures we and our joint ventures make, including for maintaining or replacing vessels, building new vessels, acquiring existing vessels and complying with regulations;

·	the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;

·	our and our joint ventures’ debt service requirements, minimum free liquid asset requirements under debt covenants, and restrictions on distributions contained in our and our joint ventures’ current and future debt instruments;

·	fluctuations in interest rates;

·	fluctuations in working capital needs;

·	variable tax rates;

·	our ability to make, and the level of, working capital borrowings; and

·	the amount of any cash reserves established by our board of directors.

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

We are a holding entity and conduct our operations and businesses through subsidiaries. We have historically derived a significant amount of our income from our 50% equity interests in our joint ventures that own the Neptune and the GDF Suez Cape Ann. Please read “Item 4.B. Business Overview—Shareholder Agreements” for a description of the shareholders’ agreement governing our joint ventures. Our ability to make cash distributions to our unitholders will depend on the performance of our joint ventures, subsidiaries and other investments. If our joint venture partners do not approve cash distributions or if they are not sufficient, we will not be able to make cash distributions unless we obtain funds from other sources. We may not be able to obtain the necessary funds from other sources on terms acceptable to us. The approval of a majority of the members of the board of directors is required to consent to any proposed action by such joint ventures and, as a result, we will be unable to cause our joint venture to act in our best interests over the objection of our joint venture partners or make cash distributions to us. Our inability to require our joint ventures to act in our best interests may cause us to fail to realize expected benefits from our equity interests and could adversely affect our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Our joint venture partners for our joint ventures that own the Neptune and the GDF Suez Cape Ann are Mitsui O.S.K. Lines, Ltd (“MOL”) and Tokyo LNG Tanker Co., Ltd (“TLT”), whom we refer to in this Annual Report as our joint venture partners. These entities together exercise one half of the voting power on the board of directors of each joint venture. As such, our joint venture partners may prevent our joint ventures from making cash distributions to us or may act in a manner that would otherwise not be in our best interests.

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

Additionally, in connection with our acquisition of a 51% ownership interest in the Höegh Grace entities, we and Höegh LNG filed an amended and restated memorandum and articles of association for Höegh Colombia Holding (the “memorandum and articles”), which prohibit Höegh Colombia Holding from taking certain actions without the consent of Höegh LNG. Please read “Item 7.B. Related Party Transactions—Acquisition of the Höegh Grace.”

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

The drydocking of our vessels could require us to expend capital if the vessels are drydocked for longer than the allowable period under the time charters. Although each of our time charters, except for the Höegh Gallant and Höegh Grace time charter, requires the charterer to pay the hire rate for up to a specified number of days of scheduled drydocking and reimburse us for anticipated drydocking costs, any significant increase in the number of days of drydocking beyond the specified number of days during which the hire rate remains payable could have a material adverse effect on our ability to make cash distributions to our unitholders. A significant increase in the cost of repairs during drydocking could also adversely affect our cash available for distribution. We may underestimate the time required to drydock any of our vessels or unanticipated problems may arise. If more than one of our vessels is required to be out of service at the same time, if a vessel is drydocked longer than the permitted duration or if the cost of repairs during drydocking is greater than budgeted, our cash available for distribution could be adversely affected.

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

Our growth strategy includes selectively acquiring FSRUs, LNG carriers and other LNG infrastructure assets that are operating under long-term charters with stable cash flows. Any acquisition of a vessel or business may not be profitable to us at or after the time we acquire such vessel or business and may not generate cash flows sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and results of operations, including risks that we may:

·	fail to realize anticipated benefits, such as new customer relationships, or cash flows enhancements;

·	be unable to hire, train or retain qualified onshore and seafaring personnel to manage and operate our growing business and fleet;

·	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

·	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

·	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

·	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

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

Our growth strategy focuses on expansion in the floating storage and regasification sector and the maritime transportation sector, each within the LNG transportation, storage and regasification industry. The rate of LNG growth has fluctuated due to several reasons, including the global economic crisis and the continued increase in natural gas production from unconventional sources, including hydraulic fracturing, in regions such as North America and the highly complex and capital intensive nature of new or expanded LNG projects. Accordingly, our growth depends on continued growth in world and regional demand for LNG, FSRUs, LNG carriers and other LNG infrastructure assets, which could be negatively affected by a number of factors, including:

·	increases in the cost of LNG;

.	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

·	increases in the production levels of low-cost natural gas in domestic, natural gas-consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;

·	decreases in the cost, or increases in the demand for, conventional land-based regasification systems, which could occur if providers or users of regasification services seek greater economies of scale than FSRUs can provide or if the economic, regulatory or political challenges associated with land-based activities improve;

·	decreases in the cost of alternative technologies or development of alternative technologies for vessel-based LNG regasification;

·	increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

·	decreases in the consumption of natural gas due to increases in its price relative to other energy sources, regulation or other factors making consumption of natural gas less attractive;

·	availability of new, alternative energy sources, including compressed natural gas; and

·	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

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

While global crude oil prices partially recovered from multi-year lows in 2016, spot LNG prices remained relatively flat because of the increasing availability of such cargos. Furthermore, changes in demand for natural gas and the competitiveness of LNG between geographic regions impacted demand. Although utilization of FSRUs generally increased because of the availability of LNG at attractive prices, the utilization of LNG carriers remained low after the arrival of new capacity coincided with delays to LNG projects and the decline of arbitrage opportunities between geographic regions. The weak LNG shipping market could impact FSRUs given that FSRUs not operating in regasification mode are typically deployed as LNG carriers.

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

PGN LNG and SPEC have options to purchase the PGN FSRU Lampung and Höegh Grace, respectively. If either charterer exercises its option, it could have a material adverse effect on our operating cash flows and our ability to make cash distributions to our unitholders.

PGN LNG has the option to purchase the PGN FSRU Lampung beginning in June 2018, at a price specified in the time charter. SPEC also has the option to purchase the Höegh Grace at a price specified in the Höegh Grace charter in year 10, year 15 and year 20 of such charter. Any compensation we receive for the purchase of the PGN FSRU Lampung or the Höegh Grace may not adequately compensate us for the loss of the applicable vessel and related time charter. If either charterer exercises its option, it would significantly reduce the size of our fleet, and we may be unable to identify or acquire suitable replacement vessel(s) with the proceeds of the option exercise because, among other things that are beyond our control, there may be no replacement vessel(s) that are readily available for purchase at a price that is equal to or less than the proceeds from the option exercise and on terms acceptable to us. Even if we find suitable replacement vessel(s), the hire rate(s) of such vessel(s) may be significantly lower than the hire rate under the current time charters. Our inability to find suitable replacement vessel(s) or the chartering of replacement vessel(s) at lower hire rate(s) would have a material adverse effect on our results of operations, cash flows and ability to make cash distributions to our unitholders. Please read “Item 4.B. Business Overview—Vessel Time Charters—PGN FSRU Lampung Time Charter—Purchase Option” and “Item 4.B. Business Overview—Vessel Time Charters—Höegh Grace Charter—Purchase Option”

The debt levels of us and our joint ventures may limit our and their flexibility in obtaining additional financing, refinancing credit facilities upon maturity or pursuing other business opportunities or our paying distributions to you.

As of December 31, 2016 we had outstanding principal on long-term bank debt of $341.1 million, revolving credit and seller’s credit due to owners and affiliates of $43.0 million and our joint ventures’ outstanding principal on long-term debt was $479.3 million, of which 50% is our share. As of March 31, 2017, we had outstanding principal on long-term bank debt of $519.3 million and revolving credit and seller’s credit due to owners and affiliates of $44.6 million and our joint ventures’ outstanding principal on long-term debt was $473.5 million. In addition, we have the ability to incur additional debt, and as of March 31, 2017 we had the ability to borrow an additional $74.8 million under our revolving credit facility, subject to certain limitations. If we acquire additional vessels or businesses, our consolidated debt may significantly increase. We may incur additional debt under this or future credit facilities. Our joint ventures’ credit facilities will mature in 2022 and require an aggregate principal repayment of approximately $330 million, of which 50% is our share. A portion of the credit facility secured by the PGN FSRU Lampung will mature in 2021 and require that an aggregate principal amount of $16.5 million be refinanced. If such principal repayment is not refinanced, the export credit tranche of the PGN FSRU Lampung financing that will have an outstanding balance of $68.2 million at this time may be accelerated together with the attendant hedges. A portion of the credit facility secured by the Höegh Gallant and the Höegh Grace will mature in 2019 and 2020, respectively, and requires that an aggregate principal amount of $106.5 million and $123.0 million be refinanced. If such principal repayments are not refinanced, the export credit tranches of the Höegh Gallant and the Höegh Grace financing, that will have outstanding balances of $26.6 million and $24.0 million at the respective maturity dates, may be accelerated. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt—Lampung Facility” and “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt—Gallant/Grace Facility.”

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

Upon consummation of the IPO, we entered into a $85 million revolving credit facility with Höegh LNG as our lender to be used to fund our general partnership purposes, including working capital and distributions. The credit facility is unsecured and any outstanding balance is due January 1, 2020. This revolving credit facility provides our primary source of liquidity other than our cash from operations distributed to us by our subsidiaries and joint ventures and payments made to us under our shareholder loans. Höegh LNG’s ability to make loans under the revolving credit facility may be affected by events beyond our and their control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our and their ability to comply with the terms of the revolving credit facility may be impaired. If we request a borrowing under the revolving credit facility, Höegh LNG may not have, or be able to obtain, sufficient funds to make loans under the revolving credit facility. In the event that Höegh LNG is unable to make loans to us pursuant to the revolving credit facility, or a default or other circumstance prohibits us from borrowing loans thereunder our financial condition, results of operations and ability to make cash distributions to our unitholders could be materially adversely affected.

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

Furthermore, our financing arrangements require that we maintain minimum amounts of free liquid assets and our subsidiaries and joint ventures to hold cash reserves that are, in certain cases, held for specifically designated uses, including working capital, operations and maintenance and debt service reserves, and are generally subject to “waterfall” provisions that allocate project revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) and the remaining cash is distributable to us only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical and in some cases, projected, debt service coverage ratio. In addition, the laws governing our joint ventures and subsidiaries may prevent us from making dividend distributions. Our joint ventures are subject to restrictions under the laws of the Cayman Islands and may only pay distributions out of profits or capital reserves if the joint venture entity is solvent after the distribution, Höegh Lampung is subject to Singapore laws and may make dividend distributions only out of profits. Dividends may only be paid by PT Höegh if its retained earnings are positive under Indonesian law. In addition, PT Höegh as an Indonesian incorporated company is required to establish a statutory reserve equal to 20% of its paid up capital. The dividend can only be distributed if PT Höegh’s retained earnings are positive after deducting the statutory reserve. As of December 31, 2016, 2015 and 2014, PT Höegh had negative retained earnings and therefore cannot make dividend payments to us under Indonesia law. However, subject to meeting a debt service ratio of 1.20 to 1.00, PT Höegh can distribute cash from its cash flow from operations to us as payment of intercompany accrued interest and / or intercompany debt, after quarterly payments of the Lampung facility and fulfilment of the “waterfall” provisions to meet operating requirements as defined by the Lampung facility. Under Cayman Islands law, Höegh FSRU III, Höegh FSRU IV and Höegh Colombia Holding may only pay distributions out of profits or capital reserves if the entity is solvent after the distribution. In addition, Höegh FSRU IV would need to remain in compliance with the financial covenants under the Gallant/Grace facility. Dividends from Höegh Cyprus may only be distributed (i) out of profits and not from the share capital of the company and (ii) if after the dividend payment, Höegh Cyprus would remain in compliance with the financial covenants under the Gallant/Grace facility. Please read “Item 8.A. Consolidated Statements and Other Financial Information—The Partnership’s Cash Distribution Policy—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”

Höegh LNG’s failure to comply with certain obligations under the Lampung and Gallant/Grace facilities, and certain other events occurring at Höegh LNG, could result in cross-defaults or defaults under the Lampung or Gallant/Grace credit facilities, which could have a material adverse effect on us.

Höegh LNG guarantees the obligations of (i) PT Höegh, the owner of the PGN FSRU Lampung, under the Lampung facility, (ii) Höegh Cyprus, the owner of the Höegh Gallant and (iii) Höegh FSRU IV, the owner of Höegh Grace, under the Gallant/Grace facility (each such facility as described in “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt”). Pursuant to the terms of the Lampung and the Gallant/Grace facilities, Höegh LNG must, among other things, maintain minimum book equity and comply with certain minimum liquidity financial covenants. Failure by Höegh LNG to satisfy any of the covenants applicable to Höegh LNG would result in a default under the Lampung and Gallant/Grace facilities. The Gallant/Grace facility is secured by, among other things, a first priority mortgage of the Höegh Gallant and the Höegh Grace. The tranches covering the Höegh Gallant and the Höegh Grace are cross-defaulted, cross-collateralized and cross-guaranteed (except that the Partnership does not guarantee 49% of the obligations of Höegh FSRU IV). Höegh Cyprus is jointly and severally liable with Höegh FSRU IV under the Gallant/Grace facility. Furthermore, among other things, a default by Höegh LNG on its indebtedness or the occurrence of certain other adverse events at Höegh LNG may cause a default under the Lampung and the Gallant/Grace facilities. Any one of these events could result in the acceleration of the maturity of the Lampung and the Gallant/Grace facilities. The lenders of the Lampung facility may foreclose upon any collateral securing that debt, including arrest and seizure of the PGN FSRU Lampung, even if Höegh LNG were to subsequently cure its default in the event of such acceleration and foreclosure, PT Höegh, Höegh Cyprus or Höegh FSRU IV, as the case may be, might not have sufficient funds or other assets to satisfy all of their obligations under the related credit facility, which would have a material adverse effect on our business, results of operations and financial condition and would significantly reduce our ability, or make us unable, to make cash distributions to our unitholders for so long as such default is continuing. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt—Lampung Facility” and “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt— Gallant/Grace Facility.”

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

Hire rates for FSRUs are not readily available and may fluctuate over time as a result of changes in the supply demand balance relating to current and future FSRU and capacity. This supply demand relationship largely depends on a number of factors outside our control. The LNG market is closely connected to world natural gas prices and energy markets, which we cannot predict. Substantial or extended volatility in natural gas prices could adversely affect our ability to recharter our vessels at acceptable rates or to acquire and profitably operate new FSRUs. Our ability from time to time to charter or re-charter any vessel at attractive rates will depend on, among other things, the prevailing economic conditions in the LNG industry. Hire rates for newbuilding FSRUs are correlated with the price of FSRU newbuildings. Hire rates at a time when we may be seeking a new charter may be lower than the hire rates at which our vessels are currently chartered. If rates are lower when we are seeking a new charter, our earnings and ability to make cash distributions to our unitholders may decline.

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

If a charter terminates, we may be unable to re-deploy the affected vessel at attractive rates and, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of the vessel. Our inability to dispose of a vessel at a reasonable value could result in a loss on the sale and adversely affect our ability to purchase a replacement vessel, financial condition, results of operations and ability to make cash distributions to our unitholders. A decline in the value of our vessels may also result in impairment charges or the breach of certain of the ratios and financial covenants we are required to comply with in our credit facilities.

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

Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with Höegh LNG and its reputation and relationships in the shipping industry. If Höegh LNG suffers material damage to its reputation or relationships, it may harm our ability to:

·	renew existing charters upon their expiration;

·	obtain new charters;

·	successfully interact with shipyards;

·	obtain financing on commercially acceptable terms;

·	maintain access to capital under the revolving credit facility; or

·	maintain satisfactory relationships with suppliers and other third parties.

In addition, all our vessels are subject to management and services agreements with affiliates of Höegh LNG. Moreover, pursuant to an administrative services agreement among us, our operating company and Höegh UK and an administrative services agreement between our operating company and Leif Höegh UK, Höegh UK and Leif Höegh UK provide us and our operating company with certain administrative, financial and other support services. Höegh UK subcontracts some of these services to Höegh Norway and Leif Höegh UK pursuant to separate administrative services agreements. Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services. Our business will be harmed if our service providers fail to perform these services satisfactorily, if they cancel their agreements with us or if they stop providing these services to us. Please read “Item 7.B. Related Party Transactions.”

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

FSRUs and LNG carriers require a technically skilled officer staff with specialized training. As the global FSRU fleet and LNG carrier fleet continues to grow, the demand for technically skilled officers and crew has been increasing, which has led to a more competitive recruiting market. Increases in our historical vessel operating expenses have been attributable primarily to the rising costs of recruiting and retaining officers for our fleet. Furthermore, each key officer crewing an FSRU or LNG carrier must receive specialized training related to the operation and maintenance of the regasification equipment. If Höegh LNG Management and Höegh Maritime Management are unable to recruit and employ technically skilled staff and crew, they will not be able to adequately staff our vessels. A material decrease in the supply of technically skilled officers or an inability of Höegh LNG Management or Höegh Maritime Management to attract and retain such qualified officers could impair our ability to operate or increase the cost of crewing our vessels, which would materially adversely affect our business, financial condition and results of operations and significantly reduce our ability to make cash distributions to our unitholders.

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

Currency exchange rate fluctuations and currency devaluations could have an adverse effect on our results of operations from quarter to quarter. Historically, the substantial majority of our revenue has been generated in U.S. Dollars, but we incur a minority of our operating expenses in other currencies. All of our long-term debt is U.S. dollar denominated, but we incur a minority of short term liabilities in other currencies. Please read “Item 5.B. Liquidity and Capital Resources—Critical Accounting Estimates—Use of Exchange Rates” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk.”

Acts of piracy on any of our vessels or on oceangoing vessels could adversely affect our business, financial condition and results of operations.

Acts of piracy have historically affected oceangoing vessels trading in regions of the world such as the South China Sea, the Gulf of Aden off the coast of Somalia and the Gulf of Guinea. If such piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war-risk insurance premiums payable for such insurance coverage could increase significantly and such insurance coverage might become more difficult to obtain. In addition, crew costs, including costs that may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

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

We are exposed to political, regulatory and economic risks associated with doing business in different countries, including in emerging market countries.

We conduct all of our operations outside of the United States and expect to continue to do so for the foreseeable future. Some of the countries in which we are engaged in business or where our vessels are registered, for example, Indonesia, Egypt and Colombia, are historically less developed and stable than the United States. We are affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Any disruption caused by these factors could harm our business. Further, we derive a substantial portion of our revenues from shipping and regasifying LNG from politically unstable regions. Future hostilities or other political instability where we operate or may operate could have a material adverse effect on the growth of our business, financial condition, results of operations and ability to make cash distributions to our unitholders. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia, South America or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could harm our business and ability to make cash distributions to our unitholders.

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

Our vessels operating in U.S. waters now or in the future will be subject to various federal, state and local laws and regulations relating to protection of the environment, including the Oil Pollution Act of 1990 (“OPA 90”), the U.S. Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), the U.S. Clean Water Act (the “CWA”) and the U.S. Clean Air Act of 1970, as amended. In some cases, these laws and regulations require us to obtain governmental permits and authorizations before we may conduct certain activities. These environmental laws and regulations may impose substantial penalties for noncompliance and substantial liabilities for pollution. Failure to comply with these laws and regulations may result in substantial civil and criminal fines and penalties. As with the industry generally, our operations will entail risks in these areas, and compliance with these laws and regulations, which may be subject to frequent revisions and reinterpretation, may increase our overall cost of business. Please read “Item 4.B. Business Overview—Environmental and Other Regulation” for a more detailed discussion on these topics.

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

The government of a jurisdiction where one or more of our vessels are registered could requisition for title or seize our vessels. Requisition for title or seizure occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated hire rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would expect to be entitled to government compensation in the event of a requisition of one or more of our vessels, the amount and timing of payments, if any, would be uncertain. A government requisition of one or more of our vessels would result in off-hire days under our time charters and may cause us to breach covenants in certain of our credit facilities. Furthermore, a requisition for title of either the Neptune or the GDF Suez Cape Ann constitutes a total loss under the terms of the related facility agreements, in which case we would have to repay all loans. If a government requisition of one or more of our vessels were to occur, it could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to our unitholders.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every large, oceangoing commercial vessel must be classed by a classification society authorized by her country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Each of our vessels is certified by Det Norske Veritas GL, compliant with the ISM Code and “in class.” In order to maintain valid certificates from the classification society, a vessel must undergo annual surveys, intermediate surveys and renewal surveys. A vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Each of the vessels in our fleet has implemented a certified planned maintenance system. The classification society attends onboard once every year to verify that the maintenance of the equipment onboard is done correctly. For each of the Neptune and the GDF Suez Cape Ann, a renewal survey is conducted every five years and an intermediate survey is conducted within 30 months after a renewal survey. During the first 15 years of operation, the vessels have an extended drydock interval which allow them to be drydocked every 7.5 years, while intermediate surveys and certain renewal surveys occur while they are afloat, using an approved diving company in the presence of a surveyor from the classification society. After these vessels are 15 years old, they are expected to be drydocked every five years or, if required by the charterers, every 30 months. We do not anticipate drydocking of the PGN FSRU Lampung for the first 20 years as all the required surveys can be done afloat. In the first 15 years after delivery from yard, we expect the Höegh Gallant to be drydocked every 7.5 years. The Höegh Grace is also designed to carry out renewal surveys afloat and is not expected to go to drydock for the duration of its current charter. If any vessel does not maintain her class or fails any annual survey, renewal survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable. We would lose revenue while the vessel was off-hire and incur costs of compliance. This would negatively impact our revenues and reduce our cash available for distribution to unitholders.

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

The tightening of U.S. sanctions in recent years has affected non-U.S. companies. In particular, sanctions against Iran have been significantly expanded. In 2012, for example, the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 (“TRA”), which placed further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. A major provision in the TRA is that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or ‘‘any affiliate’’ has ‘‘knowingly’’ engaged in certain activities involving Iran during the timeframe covered by the report. This disclosure obligation is broad in scope in that it requires the reporting of activity that would not be considered a violation of U.S. sanctions as well as violative conduct, and is not subject to a materiality threshold. The SEC publishes these disclosures on its website and the President of the United States must initiate an investigation in response to all disclosures. It should be noted that the U.S. and various other nations entered into a Joint Comprehensive Plan of Action (“JCPOA”) with Iran that provides for phased sanctions relief. On January 16, 2016, following verification that Iran had satisfied its commitments under the JCPOA, the U.S. lifted its nuclear-related “secondary” sanctions and the European Union also took action to lift its sanctions. As a result of sanctions relief non-U.S. persons will be able to engage in business with Iran. Sanctions relief will not impact the SEC reporting requirements discussed above. In the event of any breach by Iran of the JCPOA, sanctions, including those targeting wholly non-U.S. persons, may “snap back” into place.

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

During the past three years, we identified material weaknesses in our internal control over financial reporting. We identified a combination of control deficiencies that constituted a material weakness related to the accounting treatment for certain Indonesian value added tax and withholding tax transactions for the years ended December 31, 2014 and 2015. As of December 31, 2015, we identified several control deficiencies related to our accounting for the procurement of goods and services and, as of December 31, 2016, we identified several control deficiencies related to the operating effectiveness of information technology general controls, each of which constituted a material weakness. Although we have remediated the material weakness related to the accounting treatment for certain Indonesian value added tax and withholding tax transactions, neither of our other identified material weaknesses has been remediated. See “Item 15. Controls and Procedures.” Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected or corrected on a timely basis. While we are working to remediate the remaining material weaknesses, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful in remediating our material weaknesses. If our remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses are discovered or occur in the future, then there is a risk that our financial statements may contain material misstatements that are unknown to us at that time, and such misstatements could require us to restate our financial results.

A cyber-attack could materially disrupt our business.

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

Höegh LNG owns approximately 10.7% of our common units and all of our subordinated units, which represent an aggregate approximate 46.4% limited partner interest in us. Certain of our directors will also serve as directors of Höegh LNG or its affiliates and, as such, they will have fiduciary duties to Höegh LNG that may cause them to pursue business strategies that disproportionately benefit Höegh LNG or its affiliates or which otherwise are not in the best interests of us or our unitholders.

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

Pursuant to the ship management agreements, we and our joint ventures pay fees for services provided by Höegh LNG Management, and we and our joint ventures reimburse Höegh LNG Management for all expenses incurred on our behalf. These fees and expenses include all costs and expenses incurred in providing certain crewing and technical management services to the Neptune, the GDF Suez Cape Ann, the Höegh Gallant and the Höegh Grace. In addition, pursuant to a technical information and services agreement, we reimburse Höegh Norway for expenses Höegh Norway incurs pursuant to the sub-technical support agreement that it is party to with Höegh LNG Management.

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

•

The unitholders are unable to remove our general partner without its consent because our general partner and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 75% of all outstanding common and subordinated units voting together as a single class is required to remove the general partner. Höegh LNG owns approximately 46.4% of the outstanding common and subordinated units. Additionally, during the term of the SRV Joint Gas shareholders’ agreement, Höegh LNG has agreed to continue to own common units and subordinated units representing a greater than 25% limited partner interest in us in the aggregate.

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

The Partnership’s affairs are governed by our partnership agreement and by the Marshall Island Limited Partnership Act (the “Marshall Islands Act”). The provisions of the Marshall Islands Act resemble provisions of the limited partnership laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make the laws of the Marshall Islands, with respect to the subject matter of the Marshall Islands Act, uniform with the laws of the State of Delaware and, so long as it does not conflict with the Marshall Islands Act or decisions of the High and Supreme Courts of the Marshall Islands, the non-statutory law (“case law”) of the State of Delaware is adopted as the law of the Marshall Islands, with respect to non-resident limited partnerships like us. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a fairly well-developed body of case law interpreting its limited partnership statute. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions as the courts in Delaware. For example, the rights of our unitholders and the fiduciary responsibilities of our general partner under Marshall Islands law are not as clearly established as under judicial precedent in existence in Delaware. As a result, unitholders may have more difficulty in protecting their interests in the face of actions by our general partner and its officers and directors than would unitholders of a similarly organized limited partnership in the United States.

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

Höegh LNG, which owns and controls of our general partner, owns approximately 10.7% of our common units. At the end of the subordination period, assuming no additional issuances of common units, and the conversion of our subordinated units into common units, Höegh LNG will own approximately 46.4% of our common units.

Unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.

As a limited partner in a limited partnership organized under the laws of the Marshall Islands, you could be held liable for our obligations to the same extent as a general partner if you participate in the “control” of our business. Our general partner generally has unlimited liability for the obligations of the Partnership, such as its debts and environmental liabilities. In addition, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some jurisdictions in which we do business.

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

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Act, we may not make a distribution to you if, after giving effect to the distribution, our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited will be included in our assets only to the extent that the fair value of that property exceeds that liability. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the limited partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from our partnership agreement.

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

Some of our subsidiaries will be subject to tax in the jurisdictions in which they are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations could result in additional tax being imposed on us, our operating company or our or its subsidiaries in jurisdictions in which operations are conducted. Moreover, tax regulation and reporting requirements for value added taxes, withholding taxes and corporate income taxes are complex in Indonesia, Colombia and many of the countries where we operate. Tax regulations, guidance and interpretation in emerging markets may not always be clear and may be subject to alternative interpretations or changes in interpretation over time. In particular, Indonesia and Colombia have complex tax regulations and reporting requirements, which if not properly applied, could result in penalties that could be significant, which could also harm our business and ability to make cash distributions to our unitholders. Please read “Item 4.B. Business Overview—Taxation of the Partnership.”

A change in tax laws in any country in which we operate could adversely affect us.

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

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes for any taxable year in which at least 75.0% of its gross income consists of “passive income” or at least 50.0% of the average value of its assets (based on the average of the values at the end of each quarter) produce, or are held for the production of, “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property, and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, certain distributions they receive from the PFIC, and the gain, if any, they derive from the sale or other disposition of their interests in the PFIC.

Based on our current and projected method of operation, we believe that we were not a PFIC for any prior taxable year, and we expect that we will not be treated as a PFIC for the current or any future taxable year. We believe that more than 25.0% of our gross income for each taxable year was or will be nonpassive income, and more than 50.0% of the average value of our assets for each such year was or will be held for the production of such nonpassive income. This belief is based on certain valuations and projections regarding our assets, income and charters, and its validity is conditioned on the accuracy of such valuations and projections. While we believe these valuations and projections to be accurate, the shipping market is volatile and no assurance can be given that they will continue to be accurate at any time in the future.

Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit (the “Fifth Circuit”) held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Code relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service (“IRS”), stated that it disagreed with the holding in Tidewater, and specified that time charters similar to those at issue in the case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur.

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

We believe that we and our vessel-owning subsidiaries currently qualify and we expect that we will continue to qualify for the foreseeable future, for an exemption from U.S. tax on any U.S. source gross transportation income under Section 883 of the Code, and we expect to take this position for U.S. federal income tax reporting purposes. Please read “Item 4.B— Business Overview—Taxation of the Partnership.” However, there are factual circumstances, including some that may be beyond our control, which could cause us to lose the benefit of this tax exemption. In addition, our position that we qualify for this exemption is based upon legal authorities that do not expressly contemplate an organizational structure such as ours; specifically, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Therefore, we can give no assurance that the IRS will not take a different position regarding our qualification for this tax exemption.

If we or our subsidiaries are not entitled to this exemption under Section 883 of the Code for any taxable year, we generally would be subject to a 4.0% U.S. federal gross income tax on our U.S. source gross transportation income for such year. Our failure to qualify for the exemption under Section 883 of the Code could have a negative effect on our business and would result in decreased earnings available for distribution to our unitholders.

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

We conduct our affairs and cause or influence each of our subsidiaries to operate its business in a manner that minimizes income taxes imposed upon us and our subsidiaries and that may be imposed upon you as a result of owning our common units. However, because we are organized as a limited partnership, there is a risk in some jurisdictions, including the United Kingdom and Norway, that our activities or the activities of our subsidiaries may be attributed to our unitholders for tax purposes if, under the laws of such jurisdiction, we are considered to be carrying on business there. If you are subject to tax in any such jurisdiction, you may be required to file a tax return with, and to pay tax in, that jurisdiction based on your allocable share of our income. We may be required to reduce distributions to you on account of any tax withholding obligations imposed upon us by that jurisdiction in respect of such allocation to you. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur by virtue of an investment in us.

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

On October 1, 2015, we acquired 100% of the shares of Höegh FSRU III, the entity that indirectly owns the FSRU Höegh Gallant. On January 3, 2017, we closed the acquisition of a 51% ownership interest in Höegh Colombia Holding, the entity that owns Höegh FSRU IV and Höegh Colombia, the entities that own and operate the FSRU Höegh Grace (together with Höegh Colombia Holding, the “Höegh Grace entities”).

As of March 31, 2017, we had a fleet of five FSRUs. Our fleet consists of interests in the following vessels:

•	a 50% interest in the Neptune, an FSRU built in 2009 that is currently operating under a time charter with GDF Suez, a subsidiary of ENGIE, a French publicly listed, government-backed, electric utility company, that expires in 2029, with an option to extend for up to two additional periods of five years each;

•	a 50% interest in the GDF Suez Cape Ann, an FSRU built in 2010 that is currently operating under a time charter with GDF Suez that expires in 2030, with an option to extend for up to two additional periods of five years each;

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

•

a 100% interest in the Höegh Gallant, an FSRU built in 2014 that is currently operating under a time charter with EgyptCo, a subsidiary of Höegh LNG, that expires in 2020. In addition, we have an option agreement pursuant to which we have the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025; and

•	a 51% interest in Höegh Grace, an FSRU delivered in 2016 that is currently operating under a time charter with SPEC. SPEC is owned 51% by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas, and 49% by private equity investors. The non cancellable charter period is 10 years. The initial term of the charter is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without a penalty. However, if SPEC waives its right to terminate in year 10 within a certain deadline, we will not be able to exercise our right to terminate in year 10.

We were formed on April 28, 2014 as a Marshall Islands limited partnership and have our principal executive offices at Wessex House, 5th Floor, 45 Reid Street, Hamilton, Bermuda.

Capital Expenditures

Our capital expenditures amounted to $0.5 million, $1.0 million and $172.3 million for the years ended December 31, 2016, 2015 and 2014 respectively. The capital expenditures for 2014 are mainly related to the PGN FSRU Lampung which was delivered from the shipyard in April 2014, after being under construction during 2013 and 2012.

B.	Business Overview

General

We own and operate FSRUs, under long-term charters, which we define as charters of five or more years. Our primary business objective is to increase quarterly distributions per unit over time by making accretive acquisitions of FSRUs, LNG carriers and other LNG infrastructure assets with long-term charters.

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

The underlying technology used in an FSRU is that of heat exchange between LNG and a warm fluid resulting in vaporization of the LNG into the gaseous state for delivery to shore. The fluid may either be seawater—often referred to as open loop vaporization—or recirculated water heated by a natural gas fired boiler on the FSRU itself—often referred to as closed loop vaporization. Vaporization capacity varies by vessel and is typically specified as a combination of continuous vaporization capacity (base capacity) and peak vaporization capacity (peak capacity). The vaporized LNG is replenished by delivery of LNG into the FSRU by LNG carriers serving as feeder vessels.

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

Our Relationship with Höegh LNG

We believe that one of our principal strengths is our relationship with Höegh LNG (Oslo Børs symbol: HLNG). With a track record dating back to the delivery of the world’s first Moss-type LNG carrier in 1973, we believe that Höegh LNG is one of the most experienced operators of LNG carriers, and one of only five operators of FSRUs in the world and has one of the largest FSRU fleets in operation and under construction. Our affiliation with Höegh LNG gives us access to Höegh LNG’s long-standing relationships with leading oil and gas companies, utility companies, shipbuilders, financing sources and suppliers, which we believe will allow us to compete more effectively when seeking additional long-term charters for FSRUs, LNG carriers and other LNG infrastructure assets. In addition, we believe Höegh LNG’s more than 40-year track record of providing LNG services and its technical, commercial and managerial expertise, including its leadership in the development of floating liquefaction solutions, will enable us to continue to maintain the high utilization of our fleet to preserve our stable cash flows. We cannot assure you that our relationship with Höegh LNG will lead to high fleet utilization rates or stable cash flows in the future.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•	Focus on FSRU Newbuilding Acquisitions. We intend to acquire newbuilding FSRUs on long-term charters, which we believe generally offer greater flexibility than FSRUs based on retrofitted, first generation LNG carriers. Newbuilding FSRUs have superior fuel efficiency, improved storage performance and larger capacity than retrofitted, first-generation LNG carriers. Their larger capacity allows for a full cargo from a comparably sized, modern-day LNG carrier to be offloaded in a single transfer, and this streamlines logistics. We may also acquire retrofitted LNG carriers if such vessels are converted from modern LNG carriers with comparable and logistical benefits. In addition, Höegh LNG has strong customer relationships deriving from its ability to work alongside customers on their vessel design and infrastructure needs. Moreover, Höegh LNG pursues a strategy of maintaining one or more uncontracted newbuilding vessels on order so it can provide its customers an FSRU with minimum lead time. We believe that Höegh LNG’s ability to offer newbuild vessels promptly and its engineering expertise make it an operator of choice for projects that require rapid execution, complex engineering or unique specifications. This, in turn, enhances the growth opportunities available to us.

•	Pursue Strategic and Accretive Acquisitions of FSRUs, LNG Carriers and Other LNG Infrastructure Assets on Long-Term, Fixed-Rate Charters with Strong Counterparties. We will seek to leverage our relationship with Höegh LNG to make strategic and accretive acquisitions. Pursuant to the omnibus agreement that we have entered into with Höegh LNG, we have the right to purchase FSRUs or LNG carriers under a charter of five or more years. We also intend to take advantage of business opportunities and market trends in the LNG transportation industry to grow our assets through third-party acquisitions of FSRUs, LNG carriers and other LNG infrastructure assets under long-term charters.

•	Expand Global Operations in High-Growth Regions. We will seek to capitalize on opportunities emerging from the global expansion of LNG production activity and the need to provide flexible regasification solutions in areas which require natural gas imports. We believe that Höegh LNG’s position as one of five FSRU owners and operators in the world, more than 40-year operational track record and strong customer relationships will enable us to have early access to new projects worldwide.

•	Enhance and Diversify Customer Relationships Through Continued Operating Excellence and Technological Innovation. We intend to maintain and grow our cash flows by focusing on strong customer relationships and actively seeking the extension and renewal of existing charters, entering into new long-term charters with current customers, and identifying new business opportunities with other creditworthy charterers. We believe our customer relationships are enhanced by our ability to provide expert technical advice to our customers through Höegh LNG’s in-house engineering department, which in turn enables us to be directly involved in our customers’ project development processes. We will continue to incorporate safety, health, security and environmental stewardship into all aspects of vessel design and operation in order to satisfy our customers and comply with national and international rules and regulations. We believe that Höegh LNG’s operational expertise, recognized position, and track record in floating LNG infrastructure services will position us favorably to capture additional commercial opportunities in the FSRU and LNG sectors.

We can provide no assurance, however, that we will be able to implement our business strategies described above or that the business strategies discussed above will increase our quarterly distributions. For further discussion of the risks that we face, please read “Item 3.D. Risk Factors.”

Our Fleet

Our Current Fleet

As of March 31, 2017, our fleet consists of interests in the following vessels:

•	a 50% interest in the Neptune, an FSRU built in 2009 that is currently operating under a time charter with GDF Suez that expires in 2029, with an option to extend for up to two additional periods of five years each;

•	a 50% interest in the GDF Suez Cape Ann, an FSRU built in 2010 that is currently operating under a time charter with GDF Suez that expires in 2030, with an option to extend for up to two additional periods of five years each;

•

a 100% economic interest in the PGN FSRU Lampung, an FSRU built in 2014 that is currently operating under a time charter with PGN LNG that expires in 2034, with options to extend either for an additional 10 years or for up to two additional periods of five years each;

•

a 100% interest in the Höegh Gallant, an FSRU built in 2014 that is currently operating under a time charter with EgyptCo, a subsidiary of Höegh LNG, that expires in 2020. EgyptCo has a time charter agreement with the government-owned Egyptian Natural Gas Holding Company (“EGAS”) that expires in 2020. In addition, we have an option agreement pursuant to which we have the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025; and

•	a 51% interest in Höegh Grace, an FSRU built in 2016 that is currently operating under a time charter with SPEC. The non cancellable charter period is 10 years. The initial term of the charter is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC waives its right to terminate in year 10 within a certain deadline, we will not be able to exercise our right to terminate in year 10.

Both the Neptune and the GDF Suez Cape Ann are owned in joint ventures with MOL and TLT, which own in the aggregate 50% of each joint venture. For a description of the joint venture agreements governing our joint ventures, please read “Item 4.B. Business Overview—Shareholder Agreements.” The PGN FSRU Lampung is 49% owned by one of our subsidiaries and 51% owned by PT Bahtera Daya Utama (“PT Bahtera”), an Indonesian subsidiary of PT Imeco Inter Sarana, which provides products and services for various energy and infrastructure projects. Due to local Indonesian regulations, we are required to have a local Indonesian joint venture partner (e.g., PT Bahtera). However, we have a 100% economic interest in the PGN FSRU Lampung. For a description of the agreements related to this arrangement, please read “—Shareholder Agreements—PT Höegh Shareholders’ Agreement.” The Höegh Grace is owned by Höegh FSRU IV, which is indirectly owned 51% by us and 49% by Höegh LNG. For a description of the material provisions of the amended and restated memorandum and articles of association of Höegh Colombia Holding, the owner of Höegh FSRU IV, please read “Item 7.B. Related Party Transactions—Acquisition of the Höegh Grace.”

The following table provides information about our five FSRUs:

			Maximum						Charter
	Our		send out	Location					extension
	Economic	Capacity	capacity	of	Charter		Charter		option
FSRU	Interest	(cbm)	(MMscf/d)	operation	commencement	Charterer	Expiration		period
Neptune	50%	145,000	750	Turkey	November 2009	GDF Suez	2029		Five years plus five years
GDF Suez Cape Ann	50%	145,000	750	Various	June 2010	GDF Suez	2030		Five years plus five years
PGN FSRU Lampung	100%	170,000	360	Indonesia	July 2014	PGN LNG	2034		Five or 10 years(1)
Höegh Gallant	100%	170,000	500	Egypt	April 2015	EgyptCo (2)	2020		n/a
Höegh Grace	51%	170,000	500	Colombia	December 2016	SPEC	2036	(3)	n/a

(1)

After the initial term, PGN LNG has the choice to extend the term by either five years or 10 years. If PGN LNG extends the term by five years, it subsequently may extend the term by another five years.

(2)	Pursuant to an option agreement, the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025.

(3)	The non cancellable term is 10 years. The initial term is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC waives its right to terminate in year 10 within a certain deadline, we will not be able to exercise our right to terminate in year 10.

As of December 31, 2016, the Neptune, the GDF Suez Cape Ann, the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace were approximately 7.2 years old, 6.6 years old, 2.8 years old, 2.2 years old and 0.8 year old, respectively. FSRUs are generally designed to have a lifespan of approximately 40 years.

The Neptune was intended to be used as a floating LNG import terminal in Boston. Since December, 2016, the Neptune has been operating as the first FSRU in the Turkish market at the Etki Terminal near the port of Aliaga in Izmir province on the west coast of Turkey. Prior to that, the Neptune was used as an LNG carrier, delivering LNG from Trinidad to Boston, Spain, Asia and other locations. From November 2013 to January 2017, the GDF Suez Cape Ann was sub-chartered and employed as China’s first FSRU, located in Tianjin outside Beijing. At the completion of the sub-charter, the GDF Suez Cape Ann returned to the charterer’s LNG carrier pool. At the time of construction, both the Neptune and the GDF Suez Cape Ann were the most advanced FSRUs ever built in terms of regasification technology, power generation and thermal insulation. In addition, the vessels received the “Green Passport” from Det Norske Veritas GL certifying the environmental considerations taken when constructing, operating and ultimately when disposing of the vessel.

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

The Höegh Grace is operating as an LNG import terminal in the port of Cartagena on the Atlantic coast of Colombia. The Höegh Grace was delivered from the shipyard in March 2016 and employed as an LNG carrier by SPEC from June to October 2016.

Each of the Neptune, the GDF Suez Cape Ann, the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace has a reinforced membrane-type cargo containment system that facilitates offshore loading operations.

Additional FSRUs

Pursuant to the contribution, purchase and sale agreement the Partnership entered into with Höegh LNG with respect to the acquisition of 51% of the ownership interests in the Höegh Grace entities, the Partnership has a right of first offer to purchase the remaining 49% interest.

Pursuant to the omnibus agreement we entered into with Höegh LNG at the time of the IPO, Höegh LNG is obligated to offer to the Partnership any FSRU or LNG carrier operating under a charter of five or more years.

Accordingly, the Partnership has, or may in the future have, the opportunity to acquire the FSRUs listed below.

On May 26, 2015, Höegh LNG signed a contract with Octopus LNG SpA, subsequently renamed, Penco LNG, to provide an FSRU to service the Penco-Lirquén LNG import terminal to be located in Concepción Bay, Chile. The contract is for a period of 20 years and is subject to Penco LNG’s completing financing and obtaining necessary environmental approvals. In February 2017, Penco LNG informed Höegh LNG that the environmental approval had been temporarily halted by the legal system in Chile which is likely to delay completion of the infrastructure and the commencement of the FSRU contract. Höegh LNG is expected to service the contract with HHI Hull No. 2865 currently being constructed by Hyundai Heavy Industries Co. Ltd. (“HHI”).

On December 1, 2016, Höegh LNG signed an FSRU contract with Quantum Power Ghana Gas Limited (“Quantum Power”) for the Tema LNG import terminal located close to Accra in Ghana (“Tema LNG Project”). The Tema LNG Project is supported by Ghana National Petroleum Corporation (GNPC), Ghana’s national oil and gas company. The contract is for a period of 20 years with a five year extension option for the charterer. The contract is subject to Quantum Power obtaining necessary governmental approvals, financing and both parties’ board approval. The infrastructure construction for the project is planned to start mid 2017 and expected delivery time for the FSRU is six to twelve months following commencement of the construction work. Höegh LNG is expected to service the contract with HHI Hull No. 2552 currently being constructed by HHI. HHI Hull No. 2552 is scheduled to be delivered in 2018.

On December 15, 2016, Höegh LNG signed an FSRU contract with Global Energy Infrastructure Limited (“GEI”) for GEI’s LNG import project in Port Qasim near Karachi, Pakistan. Time charter is for a period of 20 years with two five year extension options. GEI has a long-term LNG supply agreement with Qatargas and a consortium agreement that also includes ExxonMobil, Mitsubishi, Total and Höegh LNG. The contract is subject to certain conditions and both parties’ board approval. The anticipated start of the FSRU contract is 2018. Höegh LNG is expected to service the contract with HHI Hull No. 2909 currently being constructed by HHI. The initial period of the GEI charter which is expected to begin in the second half of 2018 is expected to be serviced by an interim FSRU from Höegh LNG’s fleet until HHI Hull No. 2909 is delivered.

Pursuant to the terms of the omnibus agreement, we will have the right to purchase HHI Hull No. 2865, HHI Hull No. 2552 and HHI Hull No. 2909 following acceptance by the respective charterer of the related FSRU, subject to reaching an agreement with Höegh LNG regarding the purchase price. There can be no assurance that we will purchase any of these additional FSRUs.

Finally, although our option to purchase Höegh LNG’s interests in the FSRU Independence pursuant to the omnibus agreement has expired, we expect that Höegh LNG would offer us the opportunity to purchase such interests in the event it receives the consent of the charterer of the Independence, AB Klapipedòs Nafta (“ABKN”). On December 5, 2014, the Independence began operating under its time charter with ABKN. We and Höegh LNG continue to pursue, but have not received ABKN’s consent to the acquisition of the Independence by the Partnership. The Independence is located in the port of Klaipeda and provides Lithuania with the ability to diversify its gas supply by giving it access to the world market for LNG. The Independence is moored adjacent to a purpose-built jetty connected to a pipeline connecting to the existing grid in Lithuania.

The following table provides information about the additional FSRUs that we anticipate that we will have the right to purchase from Höegh LNG pursuant to the omnibus agreement or by agreement with Höegh LNG:

		Maximum					Charter
		send out	Location				extension
	Capacity	capacity	of	Charter		Charter	option
FSRU	(cbm)	(MMscf/d)	operation	commencement	Charterer	Expiration	period
HHI Hull No. 2865(5)	170,000	540	Chile	2019/2020(1)	Penco LNG	(2)	n/a
HHI Hull No. 2552(5)	170,000	750	Ghana	2018(1)	Quantum Power	(3)	(3)
HHI Hull No. 2909(5)	170,000	750	Pakistan	Second Half of 2018(1)	GEI	(4)	(4)
Independence	170,000	384	Lithuania	2014	ABKN	2024	n/a

(1)	Expected charter commencement.
(2)	The charter is for a period of 20 years. The charter is subject to Penco LNG completing financing and obtaining environmental approvals.
(3)	The charter is for a period of 20 years with a five year extension option for the charterer.
(4)	The charter is for a period of 20 years with two five year extension options for the charterer.
(5)	Höegh LNG has the ability to reallocate particular hulls to different charters/projects.

If Höegh LNG secures a charter of five or more years for one additional newbuilding FSRU, SHI Hull No. 2220, to be constructed by Samsung Heavy Industries (“SHI”) in South Korea and scheduled for delivery from the shipyard in May 2019, we will have the right to purchase the FSRU from Höegh LNG following acceptance by the charterer pursuant to the omnibus agreement, subject to reaching an agreement with Höegh LNG regarding the purchase price. SHI Hull No. 2220 will have storage capacity of 170,000 cbm of LNG and a maximum send-out capacity of 750 MMscf/d of regasified LNG.

Please read “Item 7.B. —Related Party Transactions—Omnibus Agreement” for a description of our omnibus agreement.

Technical Specifications

Each FSRU in our fleet, as well as the Independence, HHI Hull No. 2865, HHI Hull No. 2552, HHI Hull No. 2909 and SHI Hull No. 2220, has or will have the following onboard equipment for the vaporization of LNG and delivery of high-pressure natural gas:

•	High-Pressure Cryogenic Pumps. Each FSRU has, or will have upon delivery from the shipyard, high-pressure cryogenic pumps, which pressurize the LNG prior to vaporization.

•	Vaporizers. Each FSRU has, or will have upon delivery from the shipyard, vaporizers, which convert the LNG back to vaporous natural gas using heat generated by either steam boilers or seawater.

•	Dual-Fuel Diesel Electric Propulsion Plant. Each FSRU has, or will have upon delivery from the shipyard, a dual-fuel diesel electric propulsion plant, which provides the power for the vessel’s regasification, propulsion and utility systems.

•	Mooring System. Each of the Neptune and the GDF Suez Cape Ann is equipped with a submerged turret loading (“STL”) offshore mooring system and can also be moored to a jetty. The PGN FSRU Lampung is equipped for mooring to a tower yoke. The Independence, the Höegh Gallant, the Höegh Grace, HHI Hull No. 2865, HHI Hull No. 2552, HHI Hull No. 2909 and SHI Hull No. 2220 are or will be equipped for quay-side mooring.

•	Gas Export System. The PGN FSRU Lampung has an export pipeline on her bow, which is connected via jumper hoses to the tower yoke. The Independence, the Höegh Gallant, the Höegh Grace, HHI Hull No. 2865, HHI Hull No. 2552, HHI Hull No. 2909 and SHI Hull No. 2220 have or will have a high-pressure manifold on the side, to connect to the loading arms on the purpose-built jetties. The GDF Suez Cape Ann and Neptune have an STL buoy system, but have also been retrofitted with high-pressure gas manifold on the side, which can be connected to loading arms on a jetty.

Each of the Independence, HHI Hull No. 2865, HHI Hull No. 2552, HHI Hull No. 2909 and SHI Hull No. 2220 is or will be equipped with the same reinforced membrane-type cargo containment system as our current fleet.

Each of the Neptune and the GDF Suez Cape Ann has a closed-loop regasification system, where heat for vaporization is generated by steam boilers. The PGN FSRU Lampung, the Höegh Gallant, the Höegh Grace and HHI Hull No. 2552 have or will have open-loop regasification systems, where heat for vaporization is generated by pumping sea water. The Independence and HHI Hull No. 2865 are equipped to operate using a regasification system that is closed-loop, open-loop or a combination of closed-loop and open-loop, i.e. any mix of seawater and steam heating. HHI Hull No. 2909 and SHI Hull No. 2220 will have an open loop regasification system, but will also be prepared for retrofitting with a closed and combined loop system.

Each of the Neptune, the GDF Suez Cape Ann, the Höegh Gallant, the Independence, the Höegh Grace, HHI Hull No. 2865, HHI Hull No. 2552, HHI Hull No. 2909 and SHI Hull No. 2220 is or will be capable of operating as a conventional LNG carrier.

Customers

For the years ended December 31, 2016 and 2015, total revenues in the consolidated and combined carve-out statements of income are from EgyptCo and PGN LNG. EgyptCo, a subsidiary of Höegh LNG, has a charter with EGAS. PGN LNG is a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk, an Indonesian publicly listed, government-controlled, gas and energy company that constructs gas pipelines and infrastructure and distributes and transmits natural gas to industrial, commercial and household users. For the year ended December 31, 2014, total revenues in the consolidated and combined carve-out statements of income are from PGN LNG. GDF Suez accounted for 100% of our joint ventures’ time charter revenues for the years ended December 31, 2016, 2015 and 2014. GDF Suez is a subsidiary of ENGIE, a French publicly listed, government-backed, electric utility company.

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

Neptune Time Charter

Initial Term; Extensions

The Neptune time charter commenced upon acceptance of the vessel by the charterer in November 2009. The initial term of the Neptune time charter is 20 years. GDF Suez has the option to extend the time charter for up to two additional periods of five years each.

Performance Standards

Under the Neptune time charter, the vessel owner undertakes to ensure that the vessel meets specified performance standards at all times during the term of the time charter. The vessel must maintain a guaranteed speed, consume no more than a specified amount of fuel oil and not exceed a maximum average daily boil-off, all as specified in the time charter. In addition, the vessel owner undertakes that the vessel will be capable of discharging her cargo within a specified time and regasifying and discharging her cargo at not less than a specified rate.

Hire Rate

Under the Neptune time charter, hire is payable to the vessel owner monthly, in advance in U.S. Dollars. The hire rate under the Neptune time charter consists of three cost components:

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

While the hire rate under the Neptune time charter does not cover drydocking expenses or extra costs associated with a U.S. crew requirement, the charterer will reimburse the vessel owner on a cost pass-through basis.

If GDF Suez exercises its option to extend the Neptune time charter beyond its initial term, the hire rate will be determined as set forth above, provided that the fixed element will be reduced by approximately 30%.

The hire rate is subject to deduction by the charterer by, among other things, any sums due in respect of the vessel owner’s failure to satisfy the undertakings described under “—Performance Standards” and off-hire accruing during the period. The hire rate is also subject to deduction by the charterer if the vessel owner fails to maintain the vessel in compliance with the vessel’s specifications and contractual standards, provide the required crew, keep the vessel at the charterer’s disposal or comply with specified corporate organizational requirements and such failure increases the time taken by the vessel to perform her services or results in the charterer directly incurring costs.

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

Off-hire

Under the Neptune time charter, the vessel generally will be deemed off-hire if the vessel is not available for the charterer’s use for a specified amount of time due to, among other things:

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

Ship Management and Maintenance

Under the Neptune time charter, the vessel owner is responsible for the technical management of the vessel, including engagement and provision of a qualified crew, maintaining the vessel, arranging supply of stores and equipment, periodic drydocking and ensuring compliance with applicable regulations, including licensing and certification requirements. These services are provided to the vessel owner by Höegh LNG Management pursuant to a ship management agreement.

Termination

Under the Neptune time charter, the vessel owner is entitled to terminate the time charter if the charterer fails to pay its debts, becomes insolvent or enters into bankruptcy or liquidation.

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

The charterer will indemnify the vessel owner for losses associated with shipping documents to the extent they were signed as directed by the charterer or based upon information that it provided. In addition, the charterer will indemnify the vessel owner against taxes imposed on the vessel owner or the vessel in respect of hire by any country where loading or discharging of LNG takes place, where the vessel is located or through which the vessel travels, where the charterer is organized, does business or has a fixed place of business or where the charterer makes payments under the time charter, subject to certain exceptions.

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

Guarantee

Pursuant to the Neptune time charter, both Höegh LNG Ltd. and MOL guarantee the performance and payment obligations of the vessel owner under the time charter. Such guarantee is joint and several as to performance obligations and several as to payment obligations. If the guarantee is not maintained, the charterer may terminate the time charter.

Subcharter Provisions

GDF Suez entered into a subcharter to provide the Neptune as an FSRU for the Etki Terminal in Izmir province on the west coast of Turkey, pursuant to which GDF Suez and SRV Joint Gas Ltd. amended the Neptune time charter in December 2016 (the “Neptune charter amendments”). The Neptune charter amendments apply only during the term of the subcharter.

In connection with the subcharter, the charterer will after the expiration of the subcharter, reimburse the costs of reinstating the vessel, during which times the vessel will be on-hire. The charterer is also required to compensate the vessel owner for time spent and reasonable, direct and documented costs and expenses incurred in connection with the subcharter and arrange for the importation, stay and exportation into and from Turkey of the Neptune and any materials or equipment needed for the vessel owner’s performance of the subcharter. The charterer will indemnify the vessel owner for (i) costs, claims or losses that the vessel owner incurs as a consequence of the subcharter, except that the vessel owner’s liability for any tortious act (which includes negligence) to any third party will be treated in the same manner as under the original charter, and (ii) any Turkish tax implications. During the term of the subcharter and while the vessel is not on a voyage as an LNG carrier, certain amendments to the time charter apply, including the following:

•	the charterer will provide port and marine facilities capable of receiving the vessel and berths and places that the vessel can safely reach and return from;

•	in lieu of the off-hire provision, hire will be reduced proportionately to the extent the vessel does not achieve the specified discharge rate of regasified LNG or fails to meet other performance specifications;

•	the maintenance provisions and allowances differ;

•	a right of charterer to change the manager of the Neptune if the average commercial availability of the regasification system falls below certain thresholds; and

•	performance standards different from those described above under “—Performance Standards,” pursuant to which the vessel owner undertakes to ensure that the vessel delivers the nominated discharge rate in accordance with the daily curve agreed with the charterer, is capable of regasifying LNG in a closed-loop heating mode at a specified pressure and temperature and regasifies and discharges her cargo at neither less nor more than a specified LNG discharge rate, among others.

GDF Suez Cape Ann Time Charter

Initial Term; Extensions

The GDF Suez Cape Ann time charter commenced upon acceptance of the vessel by the charterer in June 2010. The initial term of the GDF Suez Cape Ann time charter is 20 years. GDF Suez has the option to extend the time charter for up to two additional periods of five years each. From November 2013 until January 3, 2017, the GDF Suez Cape Ann operated as an FSRU pursuant to a subcharter between GDF Suez and CNOOC Tianjin LNG Limited Company (“CNOOC TLNG”).

GDF Suez entered into a subcharter with CNOOC TLNG, pursuant to which GDF Suez and SRV Joint Gas Two Ltd. amended the GDF Suez Cape Ann time charter in June 2012 and November 2013. Such amendments applied only during the term of the subcharter. Additionally, GDF Suez, CNOOC TLNG, CNOOC and SRV Joint Gas Two Ltd. entered into ancillary agreements, pursuant to which they allocated responsibility for liabilities associated with their activities at the Tianjin LNG terminal.

The terms of the GDF Suez Cape Ann time charter are substantially similar to those of the Neptune time charter unmodified by the Neptune charter amendments.

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

Purchase Option

PGN LNG was granted an option to purchase the PGN FSRU Lampung at specified prices based upon the year in which the option is exercised. Such option to purchase may be exercised commencing in June 2018; however, it may not be exercised if either of the charter extension options has expired without exercise. The option is exercisable upon PGN LNG giving us notice specifying the time and date of delivery, which must be after the third anniversary of the date of delivery. The option to purchase survives termination of the time charter. Please read “Item 3.D. Risk Factors—Risks Inherent in Our Business—PGN LNG and SPEC have options to purchase the PGN FSRU Lampung and Höegh Grace, respectively. If either charterer exercises its option, it could have a material adverse effect on our operating cash flows and our ability to make cash distributions to our unitholders.”

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

Höegh Grace Charter

The Höegh Grace is subject to two material agreements with SPEC: an International Leasing Agreement, pursuant to which Höegh FSRU IV leases the vessel to SPEC (the “ILA”) and the FSRU Operation and Services Agreement, pursuant to which Höegh Colombia provides certain operational services to SPEC with respect to the vessel (the “OSA”). The ILA and the OSA are collectively referred to herein as the “Höegh Grace charter”.

Term and Termination

The Höegh Grace charter has a term of 20 years. Each party has an unconditional option to cancel the Höegh Grace charter after 10 and 15 years without a penalty. However, if the charterer waives its right to terminate in year 10 within a certain deadline, the vessel owner will not be able to exercise its right to terminate in year 10. Accordingly, the non-cancellable charter period is for 10 years.

There are certain conditions under which the Höegh Grace charter could terminate prior to its expiration date. The charter will terminate automatically upon the loss of the vessel. Either party may also terminate the charter for force majeure after a specified period. Additionally, either party may elect to terminate the charter upon the occurrence of specified events of default. The charterer also has the right to terminate the charter in the event of a prolonged off-hire period. If the ILA is terminated for any reason, the OSA will automatically terminate as well.

Performance Standards

Under the Höegh Grace charter, the vessel owner undertakes to ensure that the vessel meets specified performance standards at all times during the term of the charter. The vessel owner is required to pay liquidated damages in the event that the Höegh Grace is unable to accept all or part of a delivered LNG cargo, is unable to deliver the specified amount of regasified natural gas, exceeds a maximum average daily boil-off, consumes more than a specified amount of fuel or suffers other performance failures, which damages are subject to various caps per cargo, per year and in the aggregate for the term of the Höegh Grace charter.

Hire Rate

Under the Höegh Grace charter, hire is payable monthly, in arrears, in U.S. Dollars. The charterer pays a fixed daily rate of hire (with respect to the ILA) and operating fees (with respect to the OSA), as set forth in the Höegh Grace charter. Under the OSA, the operating fees are escalated yearly by a fixed percentage, and the OSA provides for a review and reasonable adjustment by the parties if the actual operating costs increase by more than such percentage over a period of three consecutive years.

Expenses

The vessel owner is responsible for providing certain items and services, which include the crew; bunker fuel, drydocking, overhaul, maintenance and repairs; insurance; stores; necessary spare parts; communication expenses and fees paid to the classification societies and regulatory authorities. The hire rate is designed to cover these expenses except for when the vessel is off-hire. The charterer pays for fuel oil and port expenses.

Off-hire

Except for force majeure events and a specified maintenance allowance period, under the Höegh Grace charter the vessel generally will be deemed off-hire:

•	if the vessel is not able to discharge regasified LNG at a specified rate;

•	if the vessel owner breaches its warranties related to international sanctions; or

•	if the vessel is not available for the charterer’s use due to, among other things:

o	any damage, defect, breakdown or deficiency to the vessel;

o	any deficiency of crew, stores, repairs, surveys, or similar cause preventing the working of the vessel;

o	any labor dispute, failure or inability of the officers or crew to perform the required services; or

o	any failure to comply with laws, regulations or operational practices at the site of the vessel operations.

In the event of off-hire, all hire will cease to be due or payable for the duration of off-hire.

Ship Management and Maintenance

Under the Höegh Grace charter, the vessel owner is responsible for the technical management of the vessel, including engagement and provision of a qualified crew, maintaining the vessel, arranging supply of stores and equipment, periodic drydocking and ensuring compliance with applicable regulations, including licensing and certification requirements. The vessel owner has entered into services agreements with affiliates of Höegh LNG and Höegh Autoliners Ltd. to provide certain of these services. See “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Support Agreement” and “—Höegh Grace Services Agreements”.

Indemnification

The charterer will indemnify the vessel owner for any damage or loss to the charterer’s vessel interconnection infrastructure, including the jetty and interconnection pipeline, or to any other property, death or personal injury of the charterer, its affiliates or their contractors (collectively, the “Charterer Indemnified Parties”) regardless of cause or whether or not the negligence, omission or default of the vessel owner, its affiliates or their contractors (collectively, the “Owner Indemnified Parties”) caused or contributed to the damages. The charter will indemnify the Owner Indemnified Parties for all damage and harm to the environment, including fines imposed by a governmental authority, including damages for control, remediation and clean up of all pollution or contamination that originates from the charterer’s vessel interconnection infrastructure, including the jetty and interconnection pipeline, or any other property of any Charterer Indemnified Parties, regardless of fault.

The vessel owner will indemnify the charterer for any damage or loss of the vessel and of its property, and any death or personal injury of the Owner Indemnified Parties regardless of cause or whether or not the negligence, omission or default of the Charterer Indemnified Parties caused or contributed to the damages. The vessel owner will indemnify the Charterer Indemnified Parties for all damage and harm to the environment, including fines imposed by a governmental authority, including damages for control, remediation and cleanup of all pollution or contamination that originates from the vessel, regardless of fault.

Each of the vessel owner and the charterer will indemnify the other party for any loss, damage to any property or injury or death suffered by any third party, caused by the vessel owner or charterer, as applicable.

Purchase Option

Pursuant to the Höegh Grace charter, the charterer has the option to purchase the Höegh Grace in year 10, year 15 and year 20 at a price specified in the Höegh Grace charter. The option is exercisable upon the charterer giving notice at the end of the applicable term and survives any early termination of the charter in year 10 or year 15 thereof. Please read “Item 3.D. Risk Factors—Risks Inherent in Our Business—PGN LNG and SPEC have options to purchase the PGN FSRU Lampung and Höegh Grace, respectively. If either charterer exercises its option, it could have a material adverse effect on our operating cash flows and our ability to make cash distributions to our unitholders.”

Guarantee

The Partnership guarantees the performance of Höegh FSRU IV and Höegh Colombia under the Höegh Grace charter.

Shareholder Agreements

The following provides a summary of the governance, distribution and other significant terms of our shareholders’ agreements.

SRV Joint Gas Shareholders’ Agreement

We hold our interests in two vessels in our fleet through the following joint ventures (collectively, the “SRV Joint Gas joint ventures”):

·	SRV Joint Gas Ltd. (owner of the Neptune), a limited liability company incorporated under the laws of the Cayman Islands, 50% of the equity interests of which are owned by our operating company, 48.5% of which are owned by MOL, and 1.5% of which are owned by TLT; and

·	SRV Joint Gas Two Ltd. (owner of the GDF Suez Cape Ann), a limited liability company incorporated under the laws of the Cayman Islands, 50% of the equity interests of which are owned by our operating company, 48.5% of which are owned by MOL and 1.5% of which are owned by TLT.

The SRV Joint Gas joint ventures are governed by the SRV Joint Gas shareholders’ agreement. As a result, the terms and conditions for each of the SRV Joint Gas joint ventures are substantially the same.

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

Pursuant to the SRV Joint Gas shareholders’ agreement, neither we nor our joint venture partners exercise affirmative control over either of the SRV Joint Gas joint ventures. The approval of a majority of the members of the board of directors of an SRV Joint Gas joint venture is required to consent to any proposed action by such joint venture and, as a result, we are unable to cause such joint venture to act in our best interests over the objection of our joint venture partners. Moreover, a deadlocked dispute that cannot be resolved by the board of directors or the senior executives of the applicable joint venture may result in the transfer of our interest in such joint venture to our joint venture partners or a third party. Please read “Item 3.D. Risk Factors—Risks Inherent in Our Business—We are a holding entity that has historically derived a significant amount of our income from equity interests in our joint ventures. Neither we nor our joint venture partners exercise affirmative control over our joint ventures. Accordingly, we cannot require our joint ventures to act in our best interests. Furthermore, our joint venture partners may prevent our joint ventures from taking action that may otherwise be beneficial to us, including making cash distributions to us. A deadlock between us and our joint venture partners could result in our exchanging equity interests in one of our joint ventures for the equity interests in our other joint venture held by our joint venture counterparties or in us or our joint venture partner selling shares in a joint venture to a third party.”

Additionally, certain matters relating to our joint venture partners require the unanimous approval of the board of directors of the applicable SRV Joint Gas joint venture, including:

·	agreement of any form of time charter to be entered into by such SRV Joint Gas joint venture and any material amendment to such time charter;

·	agreement of any form of ship management agreement to be entered into by such SRV Joint Gas joint venture;

·	agreement of the terms of any financing of the Neptune or the GDF Suez Cape Ann, as applicable, or any other financing exceeding $5,000,000;

·	investments exceeding $2,500,000 for an SRV Joint Gas joint venture or $5,000,000 for both SRV Joint Gas joint ventures;

·	amendment or change of the articles of association, business or composition of the board of directors of such SRV Joint Gas joint venture;

·	issuance of, or granting of options or rights to subscribe for, shares in such SRV Joint Gas joint venture, issuance of loan capital or convertible securities of such SRV Joint Gas joint venture, alteration of the share capital of such SRV Joint Gas joint venture or formation of any subsidiary;

·	granting any security over shares of such SRV Joint Gas joint venture other than in accordance with the applicable security documents;

·	acquisition of other companies;

·	entering into joint ventures and other long-term cooperation with third parties;

·	taking any action in respect of a significant contractual dispute, including commencement and defending any action or settling any dispute; and

·	sale of the Neptune or the GDF Suez Cape Ann.

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

Höegh Colombia Holding Memorandum and Articles

In connection with our acquisition of a 51% ownership interest in the Höegh Grace entities, we and Höegh LNG filed an amended and restated memorandum and articles of association for Höegh Colombia Holding with the Bermuda Registrar of Companies. For a description of the material provisions of the memorandum and articles, please read “Item 7.B. Related Party Transactions—Acquisition of the Höegh Grace”.

Employees

Other than our Chief Executive Officer and Chief Financial Officer and certain administrative staff in foreign subsidiaries, we do not have any direct employees and rely on the key employees of Höegh Norway and Leif Höegh UK who perform services for us pursuant to the administrative services agreements. Höegh Norway and Höegh LNG Management also provide commercial and technical management services to our fleet pursuant to ship management agreements, the Gallant management agreement, the Höegh Grace Services Agreements, a sub-technical support agreement and commercial and administration management agreements. Höegh Maritime Management also provides crew pursuant to a secondment agreement. Please read “—Maritime Personnel and Competence Development” and “Item 6.A. Directors and Senior Management.”

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

Maritime Personnel and Competence Development

As of March 31, 2017, entities in the Höegh LNG group employed approximately 450 maritime personnel who serve on our and Höegh LNG’s vessels. The Scandinavian employees are employed by Höegh LNG Management. Non-Scandinavian employees, except for seafarers operating the PGN FSRU Lampung and the Höegh Grace, are employed by Höegh Maritime Management. The seafarers operating the PGN FSRU Lampung are employed by PT Höegh. The seafarers operating the Höegh Grace are employed by Höegh Colombia. Höegh LNG Management and Höegh Maritime Management will employ and train additional maritime personnel to assist us as we grow. Höegh LNG Management, the ISM-certified company, provides technical management services, including all necessary maritime personnel-related services, to the vessel owners pursuant to the ship management agreements. Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Support Agreement.”

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

Our current protection and indemnity insurance coverage is limited to $3.1 billion for all liabilities, except for pollution, which is limited to $1 billion per vessel per incident, except for Höegh Gallant which has a cap of $0.5 Billion. We are a member of the Gard P&I Club, which is one of the 13 P&I clubs that comprises the International Group. Members of the International Group insure approximately 90% of the world’s commercial tonnage, and they have entered into a pooling agreement to reinsure each P&I club’s liabilities. P&I clubs provide the basic layer of insurance, which is currently $10 million. For members of the International Group, the International Group provides the next layer of insurance, covering liability between $10 million and $90 million. For liabilities above $90 million, the International Group has one of the world’s largest reinsurance contracts, with the maximum liability per accident or occurrence currently set at $3 billion. As a member of the Gard P&I Club, we are subject to a call for additional premiums based on the clubs’ claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I club has reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

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

International Maritime Regulations of FSRUs and LNG Carriers

The IMO is the United Nations’ agency that provides international regulations governing shipping and international maritime trade. The requirements contained in the International Safety Management Code (“ISM Code”) promulgated by the IMO govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Höegh LNG Management holds a Document of Compliance under the ISM Code for operation of the Neptune and the GDF Suez Cape Ann, and PT Höegh holds a Document of Compliance under the ISM Code for operation of the PGN FSRU Lampung. All Documents of Compliance meet the standards set by the IMO.

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

Ballast Water Management Convention

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with a requirement for treatment. The BWM Convention was ratified by a sufficient number of countries in September 2016 and the requirement to install ballast water management systems (“BWMS”) on new ships will become effective in September 2017. As referenced below, the U.S. Coast Guard issued new ballast water management rules on March 23, 2012, and the U.S. Environmental Protection Agency (the “EPA”) issued a new Vessel General Permit in March 2013 that contains numeric technology-based ballast water effluent limitations that will apply to certain commercial vessels with ballast water tanks. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. Because the convention has been ratified, installation of approved ballast water treatment systems will be required on the Neptune and the GDF Suez Cape Ann at the first drydocking after January 1, 2016. Given that ballast water treatment technologies are still at the developmental stage, at this time the additional costs of complying with these rules are unclear, but current estimates suggest that additional costs are not likely to be material.

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

On June 20, 2012, the final rule issued by the U.S. Coast Guard establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of U.S. Coast Guard-approved BWMS went into effect. The final rule adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in the BWM Convention. The final rule requires that ballast water discharge have fewer than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge must have fewer than 10 living organisms per cbm of discharge. The rule requires installation of U.S. Coast-Guard approved BWMs by new vessels constructed on or after December 1, 2013 and existing vessels as of their first drydocking after January 1, 2016. In May 2016, the U.S. Coast Guard published a review of the practicability of implementing a more stringent ballast water discharge standard. The results concluded that technology to achieve a significant improvement in ballast water treatment efficacy cannot be practically implemented. If U.S. Coast Guard-type approved technologies are not available by a vessel’s compliance date, the vessel may request an extension to the deadline from the U.S. Coast Guard. The U.S. Coast Guard expects to review the practicability of implementing a more stringent ballast water discharge standard. In February 2016, the U.S. Coast Guard issued a new rule amending the Coast Guard’s ballast water management recordkeeping requirements. Effective February 22, 2016, vessels with ballast tanks operating exclusively on voyages between ports or places within a single Captain of the Port zone must submit an annual report of their ballast water management practices. Further, under the amended requirements, vessels may submit their reports after arrival at the port of destination instead of prior to arrival.

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

Regulation of Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. Currently, the emissions of greenhouse gases from international transport are not subject to the Kyoto Protocol. The Paris Agreement, which was announced by the Parties to the United Nations Framework Convention on Climate Change in December 2015, similarly does not cover international shipping. However, to the extent that individual countries increase their regulation of domestic greenhouse gas emissions as a result of the Paris Agreement, we may experience increased regulation of greenhouse gas emissions resulting from regasification activities. The Paris Agreement entered into force in November 2016. Further, the IMO has subsequently reaffirmed its strong commitment to work to address greenhouse gas emissions from ships engaged in international trade. The IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The European Commission is pursuing a strategy to integrate maritime emissions into the overall European Union strategy to reduce greenhouse gas emissions. In accordance with this strategy, in April 2015 the European Parliament and Council adopted regulations requiring large vessels using European Union ports to monitor, report and verify their carbon dioxide emissions beginning in January 2018.

On January 1, 2013, the IMO’s approved mandatory measures to reduce emissions of greenhouse gases from international shipping went into force. These include amendments to Annex VI for the prevention of air pollution from ships adding a new Chapter 4 to Annex VI on energy efficiency requiring the Energy Efficiency Design Index (the “EEDI”) for new ships, and the Ship Energy Efficiency Management Plan (the “SEEMP”) for all ships. Other amendments to Annex VI add new definitions and requirements for survey and certification, including the format for the International Energy Efficiency Certificate. The regulations apply to all ships of 400 gross tonnage and above. The IMO also adopted a mandatory requirement in October 2016 that ships of 5,000 gross tonnage and above record and report their fuel oil consumption. The requirement is expected to enter into force in March 2018. These new rules will likely affect the operations of vessels that are registered in countries that are signatories to Annex VI or vessels that call upon ports located within such countries. The implementation of the EEDI and the SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time. At the October 2016 Marine Environmental Protection Committee session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions. The IMO anticipates adopting initial GHG reduction strategy in 2018. The EU has indicated that it intends to implement regulation in an effort to limit emissions of greenhouse gases from vessels if such emissions are not regulated through the IMO.

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

Colombia Environmental Regulation of FSRUs

While Colombia has a comprehensive suite of environmental regulations, there are currently no regulatory requirements specific to activities associated with the importation of LNG. In 2011, the Energy and Gas Regulatory Commission passed Resolution 106, which recognized that Colombia’s demand for natural gas could be met through LNG imports and proposed technical requirements for, among other things, the construction of LNG import plants. The Mines and Energy Ministry in 2015 subsequently proposed a resolution regarding those technical requirements, but it has not yet passed the resolution. In the meantime, we have obtained a port concession from the Colombian National Infrastructure Agency, as well as an environmental license from the National Authority for Environmental Licenses, each with respect to the FSRU Höegh Grace. Our operations in Colombia may also be subject to other permits to be issued by various entities, including the General Maritime Director of the Ministry of Defense.

We are unable to predict the impacts that any Colombian regulations will have on our business. The adoption of national and local laws or regulations and additional international treaties or conventions could materially increase our costs of operation and materially impact our ability to operate in Colombian waters.

Turkey Environmental Regulation of FSRUs

In Turkey, LNG import operations are subject to environmental laws and regulations promulgated by the Ministry of Environment and Urban Planning. All LNG import facilities must obtain a positive assessment of the project’s environmental impacts from the Ministry of Environment and Urban Planning. Thereafter, LNG import facilities must also obtain other permits and approvals, including an environmental permit. Under current Turkish environmental laws and regulations, governmental authorities may suspend or terminate non-compliant operations, levy monetary penalties and require non-compliant entities to bear the cost of related remediation programs. Turkish environmental and criminal laws allow private actions and impose liability for damages arising from non-compliant operations, as well as criminal penalties (such as imprisonment and monetary fines) for certain types of violations. We believe we are currently in compliance with these laws and hold all applicable licenses. However, these laws and permits are subject to change, and we cannot predict any future changes in the regulatory environment, which could result in increased costs to our business or restrictions on our operations.

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

Taxation of the Partnership

The following are discussions of the material tax considerations applicable to us under U.S., United Kingdom, Marshall Islands, Norway, Singapore, Indonesia, Cyprus and Egypt law, respectively. These discussions are based upon provisions of the applicable tax law as in effect on the date of this Annual Report, regulations and current administrative rulings and court decisions, all of which are subject to change or differing interpretation, possibly with retroactive effect. Changes in these authorities or their interpretation may cause the tax consequences to vary substantially from the consequences described below.

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

Even if a class of equity interests satisfies the foregoing requirements, and thus generally would be treated as “regularly traded” on an established securities market, an exception may apply to cause the class to fail the regularly traded test for a taxable year if, for more than half of the number of days during the taxable year, one or more 5.0% unitholders (i.e., unitholders owning, actually or constructively, at least 5.0% of the vote and value of that class) own in the aggregate 50.0% or more of the vote and value of the class (the “Closely Held Block Exception”). For purposes of identifying its 5.0% unitholders, a non-U.S. corporation is entitled to rely on Schedule 13D and Schedule 13G filings with the SEC. In addition, an investment company that is registered under the Investment Company Act of 1940, as amended, is not treated as a 5.0% unitholder. The Closely Held Block Exception does not apply, however, in the event the corporation can establish that a sufficient proportion of such 5.0% unitholders are Qualified Shareholders (as defined below) so as to preclude other persons who are 5.0% unitholders from owning 50.0% or more of the value of that class for more than half the days during the taxable year.

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

We believe that we currently satisfy all of the requirements for the Section 883 Exemption, and we expect that we will continue to satisfy such requirements. First, we are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption with respect to the type of U.S. Source International Transportation Income we earn and expect to earn in the future. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our joint ventures and subsidiaries) should be exempt from U.S. federal income taxation provided we meet either the Publicly Traded Test or the Qualified Shareholder Stock Ownership Test and we satisfy certain substantiation, reporting and other requirements.

Our common units are traded only on the New York Stock Exchange, which is considered to be an established securities market. Based on this fact, the number of our common units that is traded on the New York Stock Exchange exceeds the number of our common units that is traded on any other securities market, and this is not expected to change. Therefore, we believe that our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test. Although the matter is not free from doubt, based upon our analysis of our current and expected cash flow and distributions on our outstanding equity interests, we believe that our common units represent more than 50.0% of the total value of all of our outstanding equity interests. In addition, we believe that we currently satisfy, and expect that we will continue to satisfy, the listing and trading volume requirements described previously. Therefore, we believe that our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test.

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

The legal conclusions described above are based upon legal authorities that do not expressly contemplate an organizational structure such as ours. In particular, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Accordingly, while we believe that, assuming the factual requirements described above are satisfied, our common units should be considered to be “regularly traded” on an established securities market and that we satisfy the requirements of the Section 883 Exemption, it is possible that the IRS would assert that our common units do not meet the “regularly traded” test. In addition, as described previously, our ability to satisfy the Publicly Traded Test depends upon factual matters that are subject to change. Should any of the factual requirements described above fail to be satisfied, we may not be able to satisfy the Publicly Traded Test. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in our not being able to satisfy the Publicly Traded Test in the future. Please read “—The Net Basis and Branch Profits Tax” and “—The 4.0% Gross Basis Tax” below for a discussion of the tax consequences in the event we do not qualify for the Section 883 Exemption.

In the event we are not able to satisfy the Publicly Traded Test for a taxable year, we may be able to satisfy the Qualified Shareholder Stock Ownership Test for that year provided Höegh LNG owns more than 50.0% of the value of our outstanding equity interests for more than half of the days in such year, Höegh LNG itself meets the Publicly Traded Test for such year and Höegh LNG provides us with certain information that we need in order to claim the benefits of the Qualified Shareholder Stock Ownership Test. Based on representations made by Höegh LNG with respect to its present share ownership, exchange-traded shares and trading volumes, we believe Höegh LNG presently meets the Publicly Traded Test, and Höegh LNG has agreed to provide the information referenced above. However, there can be no assurance that Höegh LNG will continue to meet the Publicly Traded Test or be able to provide the information we need to claim the benefits of the Section 883 Exemption under the Qualified Shareholder Ownership Test. Further, the relative values of our equity interests are uncertain and subject to change, and as a result Höegh LNG may not own more than 50.0% of the value of our outstanding equity interests for the current or any future year. Consequently, there can be no assurance that we would meet the Qualified Shareholder Stock Ownership Test based upon the ownership by Höegh LNG of an indirect ownership interest in us.

The Net Basis Tax and Branch Profits Tax

If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income would be treated as effectively connected with the conduct of a trade or business in the United States (“Effectively Connected Income”) if we have a fixed place of business in the United States involved in the earning of U.S. Source International Transportation Income and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of vessel leasing income, is attributable to a fixed place of business in the United States. In addition, if we earn income from regasification or storage of LNG within the territorial seas of the United States, such income would be treated as Effectively Connected Income. Based on our current operations, substantially all of our potential U.S. Source International Transportation Income is not attributable to regularly scheduled transportation or is received pursuant to vessel leasing, and none of our regasification or storage activities occur within the territorial seas of the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income or income earned from regasification or storage activities will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or vessel leasing attributable to a fixed place of business in the United States or earn income from regasification or storage activities within the territorial seas of the United States, in the future, which would result in such income being treated as Effectively Connected Income.

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

Marshall Islands Taxation

Because we, our operating subsidiary and our controlled affiliates do not, and do not expect to conduct business, transactions or operations in the Republic of the Marshall Islands, neither we nor our controlled affiliates will be subject to income, capital gains, profits or other taxation under current Marshall Islands law, other than taxes or fees due to (i) the continued existence of legal entities registered in the Republic of the Marshall Islands, (ii) the incorporation or dissolution of legal entities registered in the Republic of the Marshall Islands, (iii) filing certificates (such as certificates of incumbency, merger, or redomiciliation) with the Marshall Islands registrar, (iv) obtaining certificates of goodstanding from, or certified copies of documents filed with, the Marshall Islands registrar, or (v) compliance with Marshall Islands law concerning vessel ownership, such as tonnage tax. As a result, distributions by our operating subsidiaries and our controlled affiliates to us will not be subject to Marshall Islands taxation.

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

Taxation of United Kingdom Incorporated Subsidiaries.

Höegh UK is incorporated in the United Kingdom and we anticipate will be centrally managed and controlled in the United Kingdom and therefore will be regarded for the purposes of United Kingdom tax as being resident in the United Kingdom and liable to United Kingdom corporation tax on its worldwide income and chargeable gains. As of December 31, 2015, the generally applicable rate of United Kingdom corporation tax was 20.0%. The rate of corporate tax is expected to reduce to 19% on April 1, 2017 and then reduce further to 18% and 17% in April 2018 and April 2020, respectively. Höegh UK (and any other UK resident subsidiaries which we acquire) will generally be liable to tax at this rate on their income, profits and gains after deducting expenses incurred wholly and exclusively for the purposes of the business being undertaken. There is currently no United Kingdom withholding tax on distributions made by United Kingdom resident companies (such as Höegh UK).

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

Withholding Taxes (“WHT”)

PT Höegh is required to withhold:

•	WHT under Article 23/26 of the ITL at the following rates:

•	2% on payments for rent (other than land and/or building), fees for technical, management and other services to another resident taxpayer;

•	15% on payments of dividends, interest and royalties to another resident taxpayer; and

•	20% (or a reduced tax treaty rate) on payments relating to services, dividends, interest and royalties to a non-resident taxpayer. The reduced tax treaty rate is also subject to the availability of the Certificate of Domicile of the counter party in the form prescribed by the Indonesian tax regulations and fulfilment of Indonesian Tax Treaty use requirements.

•	WHT under Article 4(2) of the ITL at the rate of 10% for rent of land and/or buildings and at 3% to 6% on payments for construction services to another resident taxpayer; and.

•	WHT under Article 15 of the ITL at the rate of 1.2% on payments related to domestic shipping services.

Salaries and wages paid to resident employees are subject to Employee Income Tax (“EIT”) under Article 21 of the ITL at progressive rates of maximum 30%. Salaries paid to non-resident employees are subject to EIT under Article 26 of the ITL at the rate of 20% from the gross salary amount. PT Höegh is required to withhold and remit EIT on monthly basis.

Value Added Tax (“VAT”)

Any fees charged by PT Höegh for services provided to PGN LNG are subject to VAT at 10%. Such VAT on revenue is called Output VAT. The Output VAT can be offset with the VAT that PT Höegh pays for the procurement of goods and/or services (“Input VAT”). If the Output VAT exceeds the Input VAT in a particular month, the balance is required to be settled by PT Höegh. However, if the Input VAT exceeds the Output VAT, the VAT overpayment can be carried forward to the following month or a refund can be requested at year end. A VAT refund request will automatically trigger a tax audit.

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

Certain industries, including the infrastructure industry, are exempted from the debt to equity ratio requirements. The infrastructure industry is not defined in PMK-169, and there is not yet any further guidance issued by the DGT regarding this matter. Therefore it is not currently certain whether PT Höegh will be classified as part of the infrastructure industry and be exempted from the requirements.

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

VAT

As per the ruling obtained with the Cyprus Tax Authority, Höegh Cyprus does not have an obligation to register for VAT purposes in Cyprus. Any income generated by Höegh Cyprus through the Egypt Branch from the time charter or any services (ship management, commercial management, crew management, etc.) received by the Egypt Branch will not trigger an obligation to account for Cypriot VAT.

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

Colombian Taxation

The following is a discussion of the material Colombian tax consequences applicable to us. This discussion is based upon existing legislation and current practice as of the date of this Annual Report. Changes in the existing legislation and current practice may cause the tax consequences to vary substantially from the consequences described below. The following discussion does not purport to be a comprehensive description of all of the Colombian tax considerations applicable to us.

Taxation of profits of Höegh FSRU IV

Höegh FSRU IV leases an FSRU to a charterer in Colombia. The lease agreement is regarded as a finance lease for Colombian tax purposes. Höegh FSRU IV would not have a permanent establishment in Colombia and therefore would not be subject to Colombian corporate income tax (“CIT”), income tax for equality (“CREE”), VAT or Industry and Trade Tax (“ITT”). The financial component of the financial lease paid to Höegh FSRU IV would be subject to 1% withholding tax in lieu of corporate income tax in Colombia.

Taxation of profits of Höegh Colombia

Höegh Colombia provides services to the charterer in Colombia. Höegh Colombia is subject to CIT levied on its worldwide income at a 25% tax rate, plus CREE surcharge at a 15% rate. The taxable basis is determined as the net taxable income (gross revenues less allocable costs and expenses). Therefore, the marginal tax rate for both CIT plus the CREE surcharge is 40% in 2016.

In addition, to the ordinary taxation system, a presumptive tax system applies. Under the presumptive tax system, Colombian rules provide that net taxable income cannot be less than a cap calculated as 3% of the company’s net equity as of December 31 of the previous year. Accordingly, if net taxable income is lower than the cap, the ordinary taxation will be disregarded and presumptive tax system considerations will apply.

WHT

Dividends paid out of retained profits as of December 31, 2016, that were subject to tax at the Colombian corporate level are exempt from WHT when distributed to foreign non-resident shareholders. Otherwise, a 33% WHT rate applies.

VAT

The services rendered by Höegh Colombia are subject to 16% VAT.

Financial Transaction Tax

Financial Transaction Tax is levied on the transfers from Colombian bank accounts at a rate of 0.4% of the amount transferred. A 50% share of the Financial Transaction Tax is deductible for CIT and CREE purposes for the year ended December 31, 2016.

ITT

ITT will be applicable in Cartagena for the services provided through the Cartagena office and services provided on-shore or within the boundaries of the Cartagena District.

C.	Organizational Structure

We are a publicly traded limited partnership formed on April 28, 2014. The diagram below depicts our simplified organizational and ownership structure as of March 31, 2017.

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

You should read the following discussion of our financial condition and results of operations in conjunction with “Item 3.A. Selected Financial Data” and “Item 4. Information on the Partnership” and the consolidated and combined carve-out financial statements and related notes of Höegh LNG Partners LP and the combined financial statements and related notes of our joint ventures owning the Neptune and the GDF Suez Cape Ann, each included elsewhere in this Annual Report. We account for our equity interests in our joint ventures owning the Neptune and the GDF Suez Cape Ann as equity method investments in our consolidated and combined carve-out financial statements. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. Such financial statements, including related notes thereto, have been prepared in accordance with US GAAP and are presented in U.S. Dollars.

The following discussion assumes that our business was operated as a separate entity prior to our IPO on August 12, 2014. The combined carve-out financial statements prior to our IPO have been carved out of the consolidated financial statements of Höegh LNG, which owned our interests in Höegh Lampung, PT Höegh (the owner of the PGN FSRU Lampung and the Mooring) and our joint ventures, SRV Joint Gas Ltd. (the owner of the Neptune) and SRV Joint Gas Two Ltd. (the owner the GDF Suez Cape Ann). Prior to the closing of the IPO, Höegh LNG contributed to us all of its equity interests in and promissory notes due to it from each of the entities owning the Neptune, the GDF Suez Cape Ann and the PGN FSRU Lampung (the “initial fleet”).The transfer was recorded at Höegh LNG’s consolidated book values, as converted to US GAAP.

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

On October 1, 2015, we purchased 100% of the shares of Höegh FSRU III, the entity that indirectly owns the FSRU Höegh Gallant, which we accounted for as the acquisition of a business. Accordingly, the results of this acquisition are included in our earnings from October 1, 2015.

In December 2016, we completed a 6,588,389 common unit offering raising approximately $111.5 million in net proceeds, after deduction of underwriters’ discount and offering expenses. On January 3, 2017, we closed the acquisition of a 51% ownership interest in Höegh Colombia Holding, the entity that owns Höegh FSRU IV and Höegh Colombia, the entities that own and operate the Höegh Grace (together with Höegh Colombia Holding, the “Höegh Grace entities”) for cash consideration of $91.8 million, excluding the working capital adjustment. Accordingly, the results of the Höegh Grace will be included in our earnings for the full first quarter of 2017.

Our Fleet

Our fleet consisted of interests in the following vessels as of December 31, 2016:

·	a 50% interest in the Neptune, an FSRU built in 2009 that is currently operating under a time charter with GDF Suez, a subsidiary of ENGIE, a French publicly listed, government-backed, electric utility company, that expires in 2029, with an option to extend for up to two additional periods of five years each;

·	a 50% interest in the GDF Suez Cape Ann, an FSRU built in 2010 that is currently operating under a time charter with GDF Suez that expires in 2030, with an option to extend for up to two additional periods of five years each;

·	a 100% economic interest in the PGN FSRU Lampung, an FSRU built in 2014 that is currently operating under a time charter with PGN LNG, a subsidiary of an Indonesian publicly listed, government-controlled, gas and energy company that constructs gas pipelines and infrastructure and distributes and transmits natural gas to industrial, commercial and household users, that expires in 2034, with options to extend either for an additional 10 years or for up to two additional periods of five years each; and

·	a 100% interest in the Höegh Gallant, an FSRU built in 2014 that is currently operating under a time charter with EgyptCo, a subsidiary of Höegh LNG, that expires in 2020. EgyptCo has a time charter agreement with EGAS that expires in 2020. In addition, we have an option agreement pursuant to which we have the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025.

On January 3, 2017, we closed the acquisition of a 51% ownership interest in the Höegh Grace entities. Our fleet will include the Höegh Grace from January 2017. Höegh Grace was delivered in the first quarter of 2016 and is currently operating under a time charter with SPEC. SPEC is owned 51% by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas, and 49% by private equity investors. The non cancellable charter period of 10 years ends in December 2026. The initial term of the charter is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC waives its right to terminate in year 10 within a certain deadline, we will not be able to exercise our right to terminate in year 10.

For a description of our joint ventures and our shareholder agreements, please read “Item 4.B. Business Overview—Shareholder Agreements.”

Pursuant to the contribution, purchase and sale agreement the Partnership entered into with Höegh LNG with respect to the acquisition of a 51% ownership interest in the Höegh Grace entities, the Partnership has a right of first offer to purchase the remaining 49% interest.

Pursuant to the omnibus agreement we entered into with Höegh LNG at the time of the IPO, Höegh LNG is obligated to offer to us any FSRU or LNG carrier operating under a charter of five or more years. Accordingly, the Partnership has, or may have in the future, the opportunity to acquire certain FSRUs from Höegh LNG as described under “Item 4.B. Business Overview—Our Fleet—Additional FSRUs.”

There can be no assurance that we will acquire the remaining 49% interest in the Höegh Grace entities or any other vessels from Höegh LNG or of the terms upon which any such acquisition may be made.

Our Charters

We and our joint ventures generate revenues by chartering our vessels under long-term time charters. As of March 31, 2017, the average remaining term of the time charters for the vessels in our fleet was approximately 12.2 years, excluding the exercise of any customer options, and 19.2 years, assuming the exercise of all customer options.

Under our time charters for the Neptune and the GDF Suez Cape Ann, the rate charged for the services of each vessel, which we call the “hire rate,” is paid monthly in advance. Under our time charters for the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace, the hire rate is paid monthly in arrears. Under certain time charters, hire payments may be reduced and /or liquidated damages may be incurred if the vessel does not perform to certain of her specifications.

Moreover, when a vessel is “off-hire”—or not available for service—the customer generally is not required to pay any hire rate, and the vessel owner is responsible for all costs. Prolonged off-hire may lead to termination of the time charter.

Under the time charters for the Neptune and the GDF Suez Cape Ann, the hire rate includes the following three cost components:

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

Under the Neptune and GDF Suez Cape Ann time charters, a vessel generally will be deemed off-hire if she is not available for the charterer’s use for a specific amount of time due to, among other things:

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

Under the PGN FSRU Lampung time charter, the vessel generally will be deemed off-hire if the vessel is not available for the charterer’s use for a specified amount of time due to, among other things:

·	drydocking that exceeds allowances;

·	the vessel failing to satisfy specified operational minimum requirements, except as a result of a Lampung Charterer Risk Event (as defined under “Item 4.B. Business Overview—Vessel Time Charters—PGN FSRU Lampung Time Charter—Performance Standards”) or an event of force majeure; or

·	the vessel owner’s failure to satisfy the management warranties described under “Item 4.B. Business Overview—Vessel Time Charters—PGN FSRU Lampung Time Charter—Performance Standards.”

The hire rate under the Höegh Gallant time charter is a fixed per day fee which is intended to cover remuneration due to the vessel owner for use of the vessel and the provision of time charter services as well as the operating and maintenance costs of the vessel, including manning costs, the cost of spare parts, bunker fuel and any tax incurred.

Under the Höegh Gallant time charter, the vessel generally will be deemed off-hire if the vessel is not available for the charterer’s use for a specified amount of time due to, among other things:

·	drydocking or other repairs and maintenance;

·	any force majeure event acting on the vessel; and

·	every other occasion the vessel ceases to be at the disposal of the charterer, including due to damage, defect, deficiency of crew or spare parts, labor disputes, time in and waiting to enter dry dock for repairs or because of a failure to comply with laws, regulations, physical requirements or operational practices at the site of vessel operations.

Additionally we have agreed to indemnify EgyptCo for any loss (up to a specified cap), including loss of earnings and certain liquidated damages payable under EgyptCo’s charter with EGAS, caused by an operational failure of the vessel.

Under the Höegh Grace charter, hire is payable monthly, in arrears, in U.S. Dollars. The charterer pays a fixed daily rate of hire (with respect to the ILA) and operating fees (with respect to the OSA), as set forth in the Höegh Grace charter. Under the OSA, the operating fees are escalated yearly by a fixed percentage, and the OSA provides for a review and reasonable adjustment by the parties if the actual operating costs increase by more than such percentage over a period of three consecutive years.

Except for force majeure events and a specified maintenance allowance period, under the Höegh Grace charter the vessel generally will be deemed off-hire:

•	if the vessel is not able to discharge regasified LNG at a specified rate;

•	if the vessel owner breaches its warranties related to international sanctions; or

•	if the vessel is not available for the charterer’s use due to, among other things:

o	any damage, defect, breakdown or deficiency to the vessel;

o	any deficiency of crew, stores, repairs, surveys, or similar cause preventing the working of the vessel;

o	any labor dispute, failure or inability of the officers or crew to perform the required services; or

o	any failure to comply with laws, regulations or operational practices at the site of the vessel operations.

In the event of off-hire, all hire will cease to be due or payable for the duration of off-hire.

We have obtained loss of hire insurance to protect us against loss of income in the event one of our vessels cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Please read “—Insurance and Indemnifications.”

For more information on our time charters, please read “Item 4.B. Business Overview—Vessel Time Charters.”

Impact of Our Interests in Joint Ventures on Our Financial Information

Two of the four vessels in our fleet as of December 31, 2016 are owned by our joint ventures, each of which is owned 50% by us. Please read “Item 4.B. Business Overview—Shareholder Agreements.” Under applicable accounting guidance, we do not consolidate the financial results of our joint ventures into our financial results, but we record our joint venture results using the equity method of accounting. The following provides a description of the impact of our interests in our joint ventures on select components of our statements of income in our consolidated and combined carve-out financial statements.

·	Equity in Earnings (Losses) of Joint Ventures. Consists of our 50% share of the combined net income of our joint ventures. The net income of our joint ventures gives effect to interest expense associated with payments on the shareholder loans to the owners of our joint ventures as described below. Equity in earnings of joint ventures also includes the unrealized gains or losses on adjusting the interest rate swap contracts to fair value in each period, which can result in significant volatility between years. For the years ended December 31, 2016, 2015 and 2014 there was no income tax expense for our joint ventures. The equity in earnings of joint ventures is a “one line” consolidation of the results of our joint ventures. Therefore, our joint venture’s revenues and expenses are not included in other lines of the consolidated and combined carve-out income statement.

·	Interest Income. Interest income represents our share of interest income accrued on the advances to our joint ventures (shareholder loans). The shareholder loans were originally issued by Höegh LNG to our joint ventures and were transferred to our operating company in connection with the IPO. For a description of the shareholder loans, please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt—Loans Due to Owners (Shareholder Loans).”

The following provides a description of the impact of our interests in our joint ventures on selected components of our balance sheets in the consolidated and combined carve-out financial statements.

·	Advances to Joint Ventures. Represents our share of the advances to our joint ventures (shareholder loans). Please read note 13 to our consolidated and combined carve-out financial statements.

·	Investment in (Accumulated Losses) of Joint Ventures. Represents our share of the net liabilities of our joint ventures. Our joint ventures entered into interest rate swap contracts, which historically have had unrealized mark-to-market losses on the interest rate swap contracts recorded as derivative instrument liabilities on the combined balance sheets. As a result, the liabilities exceed the assets for our joint ventures’ combined balance sheets and result in us having a net liability balance for our investment in our joint ventures. Please read note 16 to our consolidated and combined carve-out financial statements. The investment in (accumulated losses) of our joint ventures is a “one line” consolidation of the balance sheet of our joint ventures. Therefore, our joint ventures’ assets and liabilities are not included in other lines of the historical consolidated and combined carve-out balance sheet.

We derive cash flows from the operations of our joint ventures from interest and principal payments on our share of the shareholder loans issued to such joint ventures. Under the terms of the shareholders’ agreement, the payments are prioritized over any dividend payment to the owners. Our joint ventures have not paid any dividends to date. The payments of principal and interest are made based upon available cash after servicing our joint ventures’ long-term bank debt. Therefore, the payments of interest have historically been less than interest income accrued for the period. The quarterly payments include a payment of interest for the first month of the quarter and interest is accrued for the last two months of the quarter for repayment after the full principal is repaid at the end of the loans. The following provides a description of the impacts of our interests in our joint ventures on select components of our statement of cash flows in our consolidated and combined carve-out financial statements:

·	Cash Flows Provided by (Used in) Operating Activities. Receipt of cash payments, including accrued interest repaid at the end of the loans, for interest income on the shareholder loans is reflected in cash flows provided by (used in) operating activities. For the years ended December 31, 2016, 2015 and 2014, such payments amounted to $1.6 million, $0.5 million and $0.6 million, respectively. All other cash flows provided by (used in) operating activities relate to our other activities.

·	Cash Flows Provided by (Used in) Investing Activities. Receipts from repayment of principal of advances to joint ventures represent principal repayments paid by our joint ventures to us on its shareholder loans. For the years ended December 31, 2016, 2015 and 2014, such payments amounted to $6.0 million, $5.8 million and $6.7 million, respectively. All other cash flows provided by (used in) investing activities relate to our other activities.

Please read our consolidated and combined carve-out financial statements and the combined financial statements of our joint ventures included elsewhere in this Annual Report for more detailed information.

Historical Employment of Our Fleet

The following table describes the operations of the vessels in our fleet as of December 31, 2016.

Vessel	Description of Historical Operations
Neptune	Delivered in November 2009. Has operated under a long-term time charter with ENGIE, which commenced on delivery.
GDF Suez Cape Ann	Delivered in June 2010. Has operated under a long-term time charter with ENGIE, which commenced on delivery.
PGN FSRU Lampung	Delivered in April 2014. Has operated under a long-term time charter with PGN LNG, which commenced on July 21, 2014.
Höegh Gallant	Delivered in November 2014. Acquired on October 1, 2015. Has operated under a long-term time charter with EgyptCo since acquisition date.

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

·	The size of our fleet continues to change. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries. The PGN FSRU Lampung was delivered from the shipyard in April 2014 and commenced operations in July 2014 and, as such, has had historical operations for part of 2014 and the years ended December 31, 2016 and 2015. As of October 1, 2015, we increased our fleet with the acquisition of the Höegh Gallant which contributed to our results of operations in 2016 and in the fourth quarter of 2015. Commencing January 2017, the Höegh Grace will contribute to our earnings due to our acquisition of a 51% ownership interest in the Höegh Grace entities. Furthermore, we may grow through the acquisition in the future of additional vessels as part of our growth strategy.

·	We no longer own the Mooring and will not have construction contract revenue. Our historical results of operations up to and including the year ended December 31, 2014 include revenues and expenses related to the construction of the Mooring, an offshore installation that is used to moor the PGN FSRU Lampung. The construction of the Mooring was 100% complete in the fourth quarter of 2014 and the Mooring was transferred to the charterer. We do not expect to engage in the construction of moorings in the next few years. Höegh LNG may deliver mooring solutions prior to us acquiring FSRUs under the omnibus agreement. However, when time charters expire on existing vessels or if we acquire vessels from third parties, we may offer construction of moorings to new charterers.

·	Upon completion of the IPO until October 1, 2015, we had increased interest income. At the closing of the IPO, we lent $140 million to Höegh LNG in exchange for a note bearing interest at a rate of 5.88% per annum. The cancellation of the note was utilized as part of the purchase consideration for the acquisition of Höegh FSRU III, the entity that indirectly owns the Höegh Gallant. Interest income attributable to the note was included in our consolidated and combined carve-out financial statements subsequent to the IPO until the demand note was cancelled on October 1, 2015.

·	Our historical results of operations are affected by significant gains and losses relating to derivative transactions. Our historical results of operations reflect significant gains and losses relating to interest rate swap contracts that impact our equity in earnings for our joint ventures and were entered into by our joint ventures. On October 1, 2015 we assumed the interest rate swap contracts related to the Gallant facility (as defined below) as part of the acquisition of the Höegh Gallant. On March 17, 2014, we entered into interest rate swap contracts related to the Lampung facility (as defined below). The interest rate swaps related to the Gallant facility and the Lampung facility are designated as cash flow hedges for accounting purposes, however, certain amortization and the ineffective portion of the hedge impacts the results of operations. Refer to note 19 of our consolidated and combined carve-out financial statements. We may enter into additional (i) interest rate swap contracts to economically hedge all or a portion of our exposure to floating interest rates and (ii) foreign currency swap contracts to economically hedge risk from foreign currency fluctuations. Starting in January 2017, following the acquisition of a 51% ownership interest in the Höegh Grace entities, interest rate swaps related to the Grace facility which are designated as cash flow hedges for accounting purposes will impact the results of operations for certain amortization and the ineffective portion of the hedge.

·	Our historical results of operations prior to the IPO reflect allocated administrative costs that may not be indicative of future administrative costs. The administrative costs included in our historical results of operations prior to the IPO on August 12, 2014 have been determined by allocating certain of Höegh LNG’s administrative costs, after deducting costs directly charged to Höegh LNG’s subsidiaries for services provided by the administrative staff, to us principally based on the size of our fleet (including newbuildings) in relation to the size of Höegh LNG’s fleet (including newbuildings). These allocated costs may not be indicative of our future administrative costs. In connection with the IPO, we and our operating company have entered into an administrative services agreement with Höegh UK and our operating company has entered into an administrative services agreement with Leif Höegh UK, pursuant to which Höegh UK and Leif Höegh UK provide us and our operating company with certain administrative services. Höegh UK also subcontracts certain of the administrative services provided under its administrative services agreement to Höegh Norway and Leif Höegh UK. Subsequent to the IPO, we reimburse Höegh UK and Leif Höegh UK, and Höegh UK reimburses Höegh Norway and Leif Höegh UK, for the reasonable costs and expenses incurred in connection with the provision of the services under such administrative services agreements. In addition, Höegh UK (i) pays to Höegh Norway a service fee equal to 3.0% of the costs and expenses incurred in connection with providing services and (ii) pays to Leif Höegh UK a service fee equal to 5.0% of the costs and expenses of certain secretarial services with all other services of Leif Höegh UK reimbursed at cost.

·	We incur additional general and administrative expense as a publicly traded limited partnership. Subsequent to our IPO in August 2014, we began to incur costs of being a publicly traded partnership as part of our general and administrative expenses. These costs include costs for implementing internal controls, preparing SEC filings including associated auditor and legal fees, holding the unitholder meetings, travelling for investor relations meetings, acquiring entities owning FSRUs, registrar and transfer agent fees, and incremental director and officer liability insurance costs and directors’ compensation.

·	Our results of operations are affected by accounting for the PGN FSRU Lampung time charter as a direct financing lease. When the PGN FSRU Lampung began operating under her charter, we recorded a receivable (net investment in direct financing lease) and removed the PGN FSRU Lampung from our balance sheet. The lease element of time charter payments under the PGN FSRU Lampung time charter is split between revenues and the repayment of part of the receivable. The revenues are recorded using the effective interest method, which provides for a constant rate of return on the net investment. As a result, the revenues will decline over time as more of the time charter payments are treated as a repayment of the receivable. However, the cash flows from the PGN FSRU Lampung are not impacted by the accounting treatment. In addition, since the vessel is reclassified to the net investment in direct financing lease on the balance sheet, there is no charge for depreciation expense. In our consolidated and combined carve-out statements of cash flows, the time charter payments reflected as revenues are included under net cash provided by (used in) operating activities while the repayment of the receivable are included under net cash provided by (used in) investing activities.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

·	the number of vessels in our fleet;

·	our ability to successfully employ our vessels at economically attractive hire rates as long-term charters expire or are otherwise terminated;

·	our ability to maintain strong relationships with our existing customers and to increase the number of customer relationships;

·	our ability to acquire additional vessels, including the remaining 49% interest in the Höegh Gallant or Höegh LNG’s other newbuildings;

·	our ability to raise capital to fund acquisitions;

·	the levels of demand for FSRU, LNG carrier services and other LNG infrastructure;

·	the supply and capacities of FSRUs;

·	the hire rate earned by our vessels, unscheduled off-hire days and the level of our vessel operating expenses;

·	the effective and efficient technical and maritime management and crewing of our vessels;

·	economic, regulatory, political and governmental conditions that affect the floating LNG industry;

·	interest rate changes;

·	mark-to-market changes in interest rate swap contracts;

·	foreign currency exchange gains and losses;

·	our access to capital required to acquire additional vessels and/or to implement our business strategy;

·	variations in crewing and insurance costs;

·	the level of our debt and the related interest expense; and

·	the amount of distributions on our units.

Please read “Item 3.D. Risk Factors” for a discussion of certain risks inherent in our business.

Customers

For the years ended December 31, 2016 and 2015, time charter revenues in the consolidated and combined carve-out statements of income are from PGN LNG, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk, an Indonesian publicly listed, government-controlled, gas and energy company that constructs gas pipelines and infrastructure and distributes and transmits natural gas to industrial, commercial and household users and EgyptCo, a subsidiary of Höegh LNG. For the year ended December 31, 2014, all time charter and construction contract revenues are from PGN LNG. Revenues included as a component of equity in earnings of joint ventures are from GDF Suez and accounted for 100% of our joint ventures’ time charter revenues for all periods presented. GDF Suez is a subsidiary of ENGIE, a French publicly listed, government-backed, electric utility company.

Inflation and Cost Increases

Inflation has not had a significant impact on operating expenses, including crewing costs, for the Neptune and the GDF Suez Cape Ann. FSRUs are specialized vessels, and there has been demand for experienced crew, which has led to higher crew costs. The Neptune and the GDF Suez Cape Ann time charters provide for operating cost pass-through, which means that we will be able to pass on the cost increases to the charterer.

A portion of the operating cost for the PGN FSRU Lampung will increase for inflation in Indonesia, including part of the crew and certain supplies. Indonesian inflation has ranged from approximately 3.5% to approximately 6.5% in recent years. The PGN FSRU Lampung time charter provides that the operating cost component of the hire rate, established at the beginning of the time charter, will increase by a fixed percentage per year for the first five years and be reset each fifth year based on the average increase over the previous five years, which is expected to mitigate to some extent cost increases.

The Höegh Gallant operates in Egypt and inflation in Egypt has ranged from approximately 8.0% to over 23.0% in recent years however, a limited amount of operating expenses related to the Höegh Gallant is denominated in EGP. Most expenses are denominated in U.S. Dollars. Therefore, the inflation in Egypt has not had and is not expected to have a material impact on the consolidated financial statements. The Höegh Gallant time charter does not have pass-through provisions for operating costs. As such, we bear the risk of cost increases due to inflation and exchange rates. A review of the hire rate under the Höegh Gallant time charter may be conducted in approximately two years but a revised rate can only be implemented after written approval by both parties to the time charter.

The Höegh Grace operates in Colombia and inflation in Colombia has ranged from approximately 3.0% to over 7.0% in recent years. All revenues under the Höegh Grace charter are received in U.S. dollars and a majority of the expenditures for investments and all of the long-term debt are denominated in U.S. Dollars. A limited amount of operating expenses related to the Höegh Grace is denominated in Colombian Pesos, and as such, we bear a limited risk of cost increase due to inflation and exchange rate.

Insurance and indemnifications

Please read “Item 4.B. Business Overview—Risk of Loss, Insurance and Risk Management” for information on the insurance coverage of certain risks inherent in our business.

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

Other indemnifications. Under the omnibus agreement, Höegh LNG will also indemnify the Partnership for losses:

·	related to certain defects in title to the assets contributed or sold to the Partnership and any failure to obtain, prior to the time they were contributed to the Partnership, certain consents and permits necessary to conduct the business, which liabilities arise within three years after the closing of the IPO;

·	related to certain tax liabilities attributable to the operation of the assets contributed or sold to the Partnership prior to the time they were contributed or sold;

·	in the event that the Partnership does not receive hire rate payments under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter. The Partnership was indemnified by Höegh LNG for the September 2014 and October 2014 invoices not paid by PGN LNG (refer to note 20 of our consolidated and combined carve-out financial statements);

·	with respect to any obligation to pay liquidated damages to PGN LNG under the PGN FSRU Lampung time charter for failure to deliver the PGN FSRU Lampung by the scheduled delivery date set forth in the PGN FSRU Lampung time charter;

·	with respect to any non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project (including the construction of the Mooring) occurring prior to the date of acceptance of the PGN FSRU Lampung pursuant to the time charter; and

·	pursuant to a letter agreement dated August 12, 2015, Höegh LNG confirmed that the indemnification provisions of the omnibus agreement include indemnification for all non-budgeted, non-creditable Indonesian value added taxes and non-budgeted Indonesian withholding taxes, including any related impact on cash flow from PT Höegh and interest and penalties associated with any non-timely Indonesian tax filings related to the ownership or operation of the PGN FSRU Lampung and the Mooring whether incurred (i) prior to the closing date of the IPO, (ii) after the closing date of the IPO to the extent such taxes, interest, penalties or related impact on cash flows relate to periods of ownership or operation of the PGN FSRU Lampung and the Mooring and are not subject to prior indemnification payments or deemed reimbursable by the charterer under its audit of the taxes related to the PGN FSRU Lampung time charter for periods up to and including June 30, 2015, or (iii) after June 30, 2015 to the extent withholding taxes exceed the minimum amount of withholding tax due under Indonesian tax regulations due to lack of documentation or untimely withholding tax filings. The Partnership is indemnified for recovery of the $6.2 million VAT liability related to a Mooring invoice.

The Partnership filed claims for indemnification with respect to non-budgeted expenses (including the warranty provision, value added tax, withholding tax, other non-budgeted expenses and costs related to the restatement of the Partnership’s financial statements filed with the SEC on November 30, 2015) of approximately $2.1 million and $7.7 million in the years ended December 31, 2016 and 2015, respectively. Indemnification payments of $2.4 million and $6.6 million received from Höegh LNG for the years ended December 31, 2016 and 2015, respectively, and were recorded as a contribution to equity.

Under the contribution, purchase and sale agreement entered into with respect to the purchase of the entity that indirectly owns the Höegh Gallant, Höegh LNG will indemnify the Partnership for:

•	losses from breach of warranty;
•	losses related to certain environmental and tax liabilities attributable to the operation of the Höegh Gallant prior to the closing date;
•	all capital gains tax or other export duty incurred in connection with the transfer of the Höegh Gallant outside of Höegh Cyprus’s permanent establishment in a Public Free Zone in Egypt;
•	any recurring non-budgeted costs owed to Höegh LNG Management with respect to payroll taxes;
•	any non-budgeted losses suffered or incurred in connection with the commencement of services under the time charter with EgyptCo or EgyptCo’s time charter with EGAS; and
•	liabilities under the Gallant/Grace facility not attributable to the Höegh Gallant.

Additionally, Höegh LNG has guaranteed the payment of hire by EgyptCo pursuant to the time charter for the Höegh Gallant under certain circumstances.

The Partnership filed claims and was paid $1.3 million for the year ended December 31, 2016 for indemnification of losses incurred in connection with the commencement of services under the time charter with EgyptCo due to start up technical issues and $0.1 million for other costs incurred. Indemnification payments of $1.4 million received from Höegh LNG for the year ended December 31, 2016 were recorded as a contribution to equity.

Under the contribution, purchase and sale agreement entered into with respect to the acquisition of the 51% ownership interest in the Höegh Grace entities, Höegh LNG will indemnify the Partnership for:

•	losses from breach of warranty;
•	losses related to certain environmental liabilities, damages or repair costs and tax liabilities attributable to the operation of the Höegh Grace prior to the closing date;

•	any recurring non-budgeted costs owed to tax authorities with respect to payroll taxes, taxes related to social security payments, corporate income taxes (including income tax for equality and surcharge on income tax for equality), withholding tax, port associations, local Cartagena tax, and financial transaction tax, including any penalties associated with taxes to the extent not reimbursed by the charterer;
•	any non-budgeted losses suffered or incurred in connection with the commencement of services under the Höegh Grace charter with SPEC; and
•	any losses suffered or incurred in relation to the performance guarantee we have provided with respect to the Höegh Grace charter, up to Höegh LNG’s pro rata share of such losses, based on its remaining ownership interest in Höegh Colombia Holding.

A.	Operating Results

The following table summarizes our operating results for the years ended December 31, 2016, 2015 and 2014:

	Year ended December 31,
(in thousands of U.S. dollars)	2016	2015	2014
Statement of Income Data:
Time charter revenues	$91,107	$57,465	$22,227
Construction contract revenues	—	—	51,868
Other revenue	—	—	474
Total revenues	91,107	57,465	74,569
Voyage expenses	—	—	(1,139)
Vessel operating expenses	(16,080)	(9,679)	(6,197)
Construction contract expenses	(315)	—	(38,570)
Administrative expenses	(9,718)	(8,733)	(12,566)
Depreciation and amortization	(10,552)	(2,653)	(1,317)
Total operating expenses	(36,665)	(21,065)	(59,789)
Equity in earnings (losses) of joint ventures	16,622	17,123	(5,330)
Operating income (loss)	71,064	53,523	9,450
Interest income	857	7,568	4,959
Interest expense	(25,178)	(17,770)	(9,665)
Gain (loss) on derivative instruments	1,839	949	(161)
Other items, net	(3,333)	(2,678)	(2,788)
Income (loss) before tax	45,249	41,592	1,795
Income tax expense	(3,872)	(313)	(481)
Net income (loss)	$41,377	$41,279	$1,314

Financial Highlights in 2016 and Early 2017

The following sets forth our significant developments for the year ended December 31, 2016 and early 2017:

·	Total time charter revenues were $91.1 million for the year ended December 31, 2016 compared to $57.5 million for the year ended December 31, 2015;

·	Operating income was $71.1 million for the year ended December 31, 2016 compared to $53.5 million for the year ended December 31, 2015; operating income was impacted by unrealized gains on derivative instruments on the Partnership’s share of equity in earnings of joint ventures for the years ended December 31, 2016 and 2015;

·	Unrealized gain on derivative instruments was $7.1 million and $9.3 million on the Partnership’s share of equity in earnings of joint ventures for the years ended December 31, 2016 and 2015, respectively;

·	Net income was $41.4 million for the year ended December 31, 2016 compared to $41.3 million for the year ended December 31, 2015;

·	In December 2016, completed a 6,588,389 common unit offering raising approximately $111.5 million in net proceeds after underwriters’ discounts and offering expenses;

·	On January 3, 2017, closed the acquisition of a 51% ownership interest in the Höegh Grace entities for cash consideration of $91.8 million, excluding the working capital adjustment. The results of the Höegh Grace will contribute to the Partnership’s earnings commencing in January 2017;

·	On February 14, 2017, paid a $0.4125 per unit distribution with respect to the fourth quarter of 2016; and

·	In February 2017, drew $1.6 million on the revolving credit facility.

Year Ended December 31, 2016 Compared with the Year Ended December 31, 2015

Time Charter Revenues. The following table sets forth details of our time charter revenues for the years ended December 31, 2016 and 2015:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Time charter revenues	$91,107	$57,465	$33,642

Time charter revenues for the year ended December 31, 2016 were $91.1 million, an increase of $33.6 million from $57.5 million for the year ended December 31, 2015. The increase mainly relates to the revenue for the Höegh Gallant for the year ended December 31, 2016 which was acquired on October 1, 2015. The PGN FSRU Lampung was fully on-hire for each of the years ended December 31, 2016 and 2015. For the year ended December 31, 2016 scheduled and follow-on maintenance for the Höegh Gallant occurred resulting in reduced hire equivalent to approximately 19 days of off-hire. The Höegh Gallant was on-hire for the entire fourth quarter of 2015.

Time charter revenues for the PGN FSRU Lampung consisted of the lease element of the time charter, accounted for as a direct financing lease using the effective interest rate method, as well as fees for providing time charter services, reimbursement for vessel operating expenses and withholding taxes borne by the charterer. Time charter revenues for the Höegh Gallant consisted of the fixed daily hire rate which covers the operating lease and the provision of time charter services including the costs incurred to operate the vessel.

Vessel Operating Expenses. The following table sets forth details of our vessel operating expenses for the years ended December 31, 2016 and 2015:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Vessel operating expenses	$(16,080)	$(9,679)	$(6,401)

Vessel operating expenses for the year ended December 31, 2016 were $16.1 million, an increase of $6.4 million from $9.7 million for the year ended December 31, 2015. The increase reflects approximately $6.9 million of higher vessel operating expenses due to the inclusion of the Höegh Gallant for the entire year of 2016, including $0.5 million related to higher expenses for consumables as a result of the additional maintenance during the second and third quarter of 2016. The increase in vessel operating expenses for the Höegh Gallant was partially offset by the reduction of $0.5 million in vessel operating expenses for the PGN FSRU Lampung for the year ended December 31, 2016 compared with the year ended December 31, 2015.

Construction Contract Expenses. The following table sets forth details of our construction contract expenses for the years ended December 31, 2016 and 2015:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Construction contract expenses	$(315)	$—	$(315)

The Mooring is an offshore installation that is used to moor the PGN FSRU Lampung to offload natural gas into an offshore pipe that transports the gas to a land terminal for the charterer, PGN LNG. The Mooring was constructed on behalf of, and was sold to, PGN LNG and was accounted for using the percentage of completion method. Under the percentage of completion method, construction contract revenues and expenses of the Mooring were reflected in the consolidated and combined carve-out statements of income until December 31, 2014 when the Mooring project was completed.

As of December 31, 2014, a warranty allowance of $2.0 million was recorded to construction contract expenses related to the Mooring. During 2016, the final replacement parts were ordered and an updated estimate prepared for the installation cost to complete the warranty replacements. The revised estimate exceeded the remaining warranty allowance. As a result, an additional warranty provision of $0.3 million was recorded for the year ended December 31, 2016. As of December 31, 2016, the remaining warranty allowance was $1.3 million. We anticipate that part of the costs incurred for the remaining warranty replacements, net of deductible amounts, will be recoverable under insurance. An insurance claim will be filed with the insurance carrier when the costs have been incurred in 2017. The insurance claims can only be recognized in the consolidated and combined carve-out financial statements when the claims are submitted and are probable of recovery. In 2016, we were paid for an indemnification claim for the additional warranty provision by Höegh LNG, subject to repayment to the extent recovered by insurance.

Under the omnibus agreement, all costs incurred for repairs under the warranty will be indemnified by Höegh LNG. For additional information, refer to note 20 of our consolidated and combined carve-out financial statements.

Administrative Expenses. The following table sets forth details of our administrative expenses for the years ended December 31, 2016 and 2015:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Administrative expenses	$(9,718)	$(8,733)	$(985)

Administrative expenses for the year ended December 31, 2016 were $9.7 million, an increase of $1.0 million from $8.7 million for the year ended December 31, 2015. An increase in expenses of $0.7 million related to audit fees, legal fees and other expenses incurred in connection with the common unit offering in December 2016, the filing of financial statements for the Höegh Grace entities to be acquired, and the preparation for the acquisition of the 51% ownership interest in the Höegh Grace entities. The administrative expenses related to the Höegh Gallant increased by $0.4 million due to the inclusion of the Höegh Gallant for the entire year for the year ended December 31, 2016 compared with three months for the year ended December 31, 2015. The increase was partly offset by a reduction in administrative expenses related to the PGN FSRU Lampung of $0.1 million.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the years ended December 31, 2016 and 2015:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Depreciation and amortization	$(10,552)	$(2,653)	$(7,899)

Depreciation and amortization for the year ended December 31, 2016 was $10.6 million, an increase of $7.9 million from $2.7 million for the year ended December 31, 2015. The increase of $7.9 million was due to the depreciation of the Höegh Gallant which was included from the acquisition date of October 1, 2015. Prior to the acquisition of the Höegh Gallant on October 1, 2015, depreciation only related to office and IT equipment.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the years ended December 31, 2016 and 2015:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Total operating expenses	$(36,665)	$(21,065)	$(15,600)

Total operating expenses for the year ended December 31, 2016 were $36.7 million, an increase of $15.6 million from $21.1 million for the year ended December 31, 2015. The increase was mainly due to the additional vessel operating expenses and depreciation for the year ended December 31, 2016 as a result of acquiring the Höegh Gallant. The Höegh Gallant was acquired on October 1, 2015 and included in operations from the date of acquisition.

Equity in Earnings (Losses) of Joint Ventures. The following table sets forth details of our equity in earnings of joint ventures for the years ended December 31, 2016 and 2015:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Equity in earnings (losses) of joint ventures	$16,622	$17,123	$(501)

Equity in earnings of joint ventures for the year ended December 31, 2016 was $16.6 million, a decrease of $0.5 million from equity in earnings of $17.1 million for the year ended December 31, 2015. Unrealized gains on derivative instruments in our joint ventures significantly impacted the equity in earnings of joint ventures for both years.

Our share of our joint ventures’ operating income was $24.6 million for the year ended December 31, 2016, compared with $24.0 million for the year ended December 31, 2015. Our share of other income (expense), net, principally consisting of interest expense, was $15.1 million for the year ended December 31, 2016, a reduction of $1.0 million from $16.1 million for the year ended December 31, 2015. The reduction was mainly due to lower interest expense due to repayment of principal on debt during 2016.

Our share of unrealized gains on derivative instruments was $7.1 million for the year ended December 31, 2016, a decrease of $2.1 million compared to $9.2 million for the year ended December 31, 2015. The joint ventures utilize interest rate swap contracts to exchange floating interest rate payments for fixed interest rate payments to reduce the exposure to interest rate variability on their outstanding floating-rate debt. The interest rate swap contracts are not designated as hedges for accounting purposes. As a result, there is volatility in earnings for the unrealized exchange gains and losses on the interest rate swap contracts. Historically, the joint ventures have accumulated unrealized losses on the interest rate swaps due to declining interest rates, which has resulted in liabilities for derivative instruments and an accumulated deficit in equity on their balance sheets.

There was no accrued income tax expense for the years ended December 31, 2016 and 2015. Our joint ventures did not pay any dividends for the years ended December 31, 2016 and 2015.

Operating Income. The following table sets forth details of our operating income for the years ended December 31, 2016 and 2015:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Operating income (loss)	$71,064	$53,523	$17,541

Operating income for the year ended December 31, 2016 was $71.1 million, an increase of $17.6 million from $53.5 million for year ended December 31, 2015. Excluding the impact of the unrealized gains on derivatives for the years ended December 31, 2016 and 2015 impacting the equity in earnings of joint ventures, operating income for the year ended December 31, 2016 would have been $64.0 million, an increase of $19.7 million from $44.3 million for year ended December 31, 2015. The increase is primarily a result of the Höegh Gallant being consolidated for the full year ended December 31, 2016 compared with three months in 2015.

Interest Income. The following table sets forth details of our interest income for the years ended December 31, 2016 and 2015:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Interest income	$857	$7,568	$(6,711)

Interest income for the year ended December 31, 2016 was $0.9 million, a decrease of $6.7 million from $7.6 million for the year ended December 31, 2015. Interest income of $0.9 million related to interest income on the advances to our joint ventures for the year ended December 31, 2016, while interest income of $7.6 million for the year ended December 31, 2015 included interest income on the $140 million demand note from Höegh LNG of $6.3 million and interest income on the advances to our joint ventures of $1.3 million. The decrease in interest income from joint ventures in the year ended December 31, 2016 is due to repayments made by our joint ventures of a portion of the principal of the shareholder loans between the periods. The interest rate under the shareholder loans to our joint ventures is a fixed rate of 8.0% per year. We lent $140 million to Höegh LNG from the net proceeds of the IPO pursuant to a demand note that bore interest at a rate of 5.88% per year. The demand note was cancelled on October 1, 2015 as part of the purchase consideration for the acquisition of the Höegh Gallant.

Interest Expense. The following table sets forth details of our interest expense for the years ended December 31, 2016 and 2015:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Interest expense	$(21,990)	$(14,099)	$(7,891)
Commitment fees	(1,175)	(1,191)	16
Amortization of debt issuance cost and fair value of debt assumed	(2,013)	(2,480)	467
Total interest expense	$(25,178)	$(17,770)	$(7,408)

Interest expense for the year ended December 31, 2016 was $25.2 million, an increase of $7.4 million from $17.8 million for the year ended December 31, 2015. Interest expense consists of the interest incurred, commitment fees and amortization of debt issuance cost and the adjustment for the fair value of debt assumed for the period.

The interest incurred of $22.0 million for the year ended December 31, 2016 increased by $7.9 million compared to $14.1 million for the year ended December 31, 2015, principally due to higher average outstanding loan balances. On October 1, 2015, we assumed the tranches under the long-term loan facility related to the Höegh Gallant as part of the acquisition of the Höegh Gallant. In addition, we financed part of the Höegh Gallant acquisition with a $47 million seller’s credit note that bears interest at a rate of 8.0% per year. In December 2016, we repaid $12.6 million of the seller’s credit note. In August 2016 and in November 2016, we drew $5.4 million and $3.2 million, respectively, on the $85 million revolving credit facility that bears interest of at a rate equal to LIBOR plus a margin of 4.0%. Accordingly, the interest incurred for the year ended December 31, 2016 was for the Lampung and Gallant facilities, the seller’s credit note and the outstanding balance on the revolving credit facility. For the year ended December 2015, interest was only incurred on the Gallant facility and the seller’s credit note for the fourth quarter of 2015.

Commitment fees were $1.2 million and $1.2 million for the years ended December 31, 2016 and 2015, respectively. The commitment fees relate to the undrawn portion of the $85 million revolving credit facility for the years ended December 31, 2016 and 2015.

Amortization of debt issuance cost and fair value of debt assumed were $2.0 million and $2.5 million for the years ended December 31, 2016 and 2015, respectively. As a result of the acquisition of the Höegh Gallant, the long term debt assumed under the Gallant facility was recognized at its fair value. The difference between the fair value and the outstanding principal of the debt as of October 1, 2015 of approximately $1.3 million is amortized to interest expense using the effective interest method. The impact for the year ended December 31, 2016 was a reduction to interest expense of approximately $0.3 million compared to the year ended December 31, 2015.

Gain (Loss) on Derivative Instruments. The following table sets forth details of our gain/loss on derivative instruments for the years ended December 31, 2016 and 2015:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Gain (loss) on derivative instruments	$1,839	$949	$890

Gain on derivative instruments for the year ended December 31, 2016 was $1.8 million, an increase of $0.9 million from a gain on derivative instruments of $0.9 million for the year ended December 31, 2015. Gain on derivative instruments for the years ended December 31, 2016 and 2015 related to the interest rate swaps for the Lampung facility and the Gallant facility. The gain principally related to the amortization income on the amount excluded from hedge effectiveness, net of the amortization expense related to the interest rate swaps reclassified from accumulated other comprehensive income and the loss on the ineffective portion of the cash flow hedges. The interest rate swaps are designated as cash flow hedges of the variable interest payments on the Lampung and Gallant facilities and the effective portion of the changes in fair value of the hedges are recorded in other comprehensive income. The increase is mainly due to higher amortization of the amount excluded from hedge effectiveness related to interest rate swaps for the Gallant facility.

Other Items, Net. The following table sets forth details of our other items for the years ended December 31, 2016 and 2015:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Foreign exchange gain (loss)	$(383)	$(16)	$(367)
Bank charges, fees and other	(183)	(77)	(106)
Withholding tax on interest expense and other	(2,767)	(2,585)	(182)
Total other items, net	$(3,333)	$(2,678)	$(655)

Other items, net for the year ended December 31, 2016 was $3.3 million, an increase of $0.6 million from $2.7 million for the year ended December 31, 2015. The increase was mainly due to higher foreign exchange losses and withholding tax for the year ended December 31, 2016 compared to the year ended December 31, 2015.

Foreign exchange losses increased by $0.4 million for the year ended December 31, 2016 compared to the year ended December 31, 2015. We have certain monetary assets and liabilities denominated in Egyptian pounds related to the operations of the Höegh Gallant. On March 14, 2016, the Egyptian authorities devaluated the Egyptian pounds to U.S. dollar by approximately 14%, resulting in a foreign exchange loss of approximately $0.2 million. On November 3, 2016, the Egyptian central bank announced the intention to allow the Egyptian pound to trade freely and increased the interest rates by 300 basis points, resulting in an additional foreign exchange loss of approximately $0.1 million. Removing currency restrictions and introducing market based rates should allow for exchangeability between Egyptian pounds and other currencies over time. The remaining exchange losses of approximately $0.1 million for the year ended December 31, 2016 mainly relate to other currencies.

Withholding tax on interest expense and other for the year ended December 31, 2016 was $2.8 million, an increase of $0.2 million from $2.6 million for the year ended December 31, 2015. Withholding tax is primarily payable on interest expense to parties outside of Singapore and Indonesia.

Income (Loss) Before Tax. The following table sets forth details of our income before tax for the years ended December 31, 2016 and 2015:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Income (loss) before tax	$45,249	$41,592	$3,657

Income before tax for the year ended December 31, 2016 was $45.2 million, an increase of $3.6 million from $41.6 million for the year ended December 31, 2015. The increase is primarily a result of the contribution from the acquisition of the Höegh Gallant partly offset by reduced interest income due to cancellation of the demand note on October 1, 2015 as part of the purchase consideration for the acquisition of the Höegh Gallant.

Income Tax Expense. The following table sets forth details of our income tax expense for the years ended December 31, 2016 and 2015:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Income tax expense	$(3,872)	$(313)	$(3,559)

Income tax expense for the year ended December 31, 2016 was $3.9 million, an increase of $3.6 million from $0.3 million for the year ended December 31, 2015. We are not subject to Marshall Islands corporate income taxes. However, we are subject to tax for earnings of our subsidiaries incorporated in Indonesia, Singapore, Cyprus and the UK. For the years ended December 31, 2016 and 2015, the income tax expense primarily related to our Indonesian subsidiary and our Singapore subsidiary. The Singapore subsidiary’s taxable income mainly arises from internal interest income. During 2015, the Indonesian Minister of Finance introduced new regulations effective for 2016 that limited the amount of interest expense that was deductible for current income taxes where the taxpayer’s debt to equity ratio exceeds 4:1. Certain industries, including the infrastructure industry, were exempted from the debt to equity ratio requirements. Although the “infrastructure industry” was not defined in the new regulations, additional guidance was expected to be provided by the Indonesian tax authorities during 2016. Because no subsequent guidance has been issued, the limitations on the deductibility of interest expense have been applied, increasing taxable income and income tax expense of our Indonesian subsidiary for the year ended December 31, 2016 compared to the year ended December 31, 2015.

A valuation allowance for deferred tax assets is recorded when it is more-likely-than-not that some or all of the benefit will not be realized based on consideration of all the positive and negative evidence. Given the lack of historical operations in Indonesia, management of the Partnership concluded a valuation allowance should be established to reduce the deferred tax assets to the amount deemed more-likely-than-not of realization for the year ended December 31, 2015. Management concluded that $2.0 million of the deferred tax assets were more-likely-than-not to be realized over the term of the interest rate swaps related to the Lampung facility and recognized deferred tax assets for those amounts for the year ended December 31, 2015. As of December 31, 2016, the Indonesian subsidiary had generated taxable income for several years and was in a net deferred tax liability position. As a result, management concluded that all deferred tax assets for the Indonesian subsidiary were more-likely-than-not to be realized. A reduction in the valuation allowance of $4.6 million and $4.1 million was recorded to income tax expense in the consolidated and combined carve-out statement of income for the years ended December 31, 2016 and 2015, respectively.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. In 2013, a tax loss was incurred in Indonesia principally due to unrealized losses on foreign exchange that does not impact the income statement prepared in the functional currency of U.S. dollars. In 2014, the Indonesia authorities approved the change of currency for tax reporting to U.S. dollars. Under existing tax law, it is not clear if the prior year tax loss carryforward from foreign exchange losses can be utilized when the tax reporting currency is subsequently changed. Due to the uncertainty of this tax position, a provision was recognized for the year ended December 31, 2013 and the resulting unrecognized tax benefit was $2.6 million. There was no change in the unrecognized tax benefits as of December 31, 2014. For the years ended December 31, 2016 and 2015, the generation of taxable income resulted in the utilization of $2.5 million and $0.1 million of the 2013 tax loss carryforward which was not recognized due to the uncertainty of this tax position. As a result, taxable income for the Indonesian subsidiary for the year ended December 31, 2016 exceeded the remaining 2014 tax loss carryforward and a long-term income tax payable of $2.2 million was recorded for the uncertain tax position.

Net Income (Loss). The following table sets forth details of our net income for the years ended December 31, 2016 and 2015:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Net income (loss)	$41,377	$41,279	$98

As a result of the foregoing, net income for the year ended December 31, 2016 was $41.4 million, an increase of $0.1 million compared with net income of $41.3 million for the year ended December 31, 2015.

Segments

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. Please read “Item 3.A. Selected Financial Data—Non-GAAP Financial Measures” for a definition of Segment EBITDA and a reconciliation of Segment EBITDA to net income. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization, interest income from advances to joint ventures and interest expense related to the seller’s credit note and the outstanding balance on the $85 million revolving credit facility are included in “Other.”

For the years ended December 31, 2016 and 2015, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating lease related to the Höegh Gallant from the acquisition date of October 1, 2015.

For the years ended December 31, 2016 and 2015, Joint venture FSRUs include the operating leases related to two 50% owned FSRUs, the Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer.

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

Majority Held FSRUs. The following table sets forth details of segment results for the Majority held FSRUs for the years ended December 31, 2016 and 2015:

	Year ended		Positive
Majority Held FSRUs	December 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Time charter revenues	$91,107	$57,465	$33,642
Total revenues	91,107	57,465	33,642
Vessel operating expenses	(16,080)	(9,679)	(6,401)
Construction contract expense	(315)	—	(315)
Administrative expenses	(2,963)	(2,667)	(296)
Segment EBITDA	71,749	45,119	26,630
Depreciation and amortization	(10,552)	(2,653)	(7,899)
Operating income (loss)	61,197	42,466	18,731
Gain (loss) on derivative instruments	1,839	949	890
Other financial income (expense), net	(23,381)	(18,275)	(5,106)
Income (loss) before tax	39,655	25,140	14,515
Income tax expense	(3,852)	(333)	(3,519)
Net income (loss)	$35,803	$24,807	$10,996

Time charter revenues for the year ended December 31, 2016 were $91.1 million, an increase of $33.6 million from $57.5 million for the year ended December 31, 2015. The increase mainly relates to the revenue for the Höegh Gallant for the year ended December 31, 2016 which was acquired on October 1, 2015. The PGN FSRU Lampung was fully on-hire for each of the years ended December 31, 2016 and 2015. For the year ended December 31, 2016 scheduled and follow-on maintenance for the Höegh Gallant occurred resulting in reduced hire equivalent to approximately 19 days of off-hire. The Höegh Gallant was on-hire for the entire fourth quarter of 2015.

Vessel operating expenses for the year ended December 31, 2016 were $16.1 million compared to $9.7 million for the year ended December 31, 2015. The increase reflects approximately $6.9 million of higher vessel operating expenses due to inclusion of the Höegh Gallant, including $0.5 million related to higher expenses for consumables as a result of the additional maintenance during the second and third quarter of 2016. The increase in vessel operating expenses for the Höegh Gallant was partially offset by the reduction of $0.5 million in vessel operating expenses for the PGN FSRU Lampung for the year ended December 31, 2016 compared with the year ended December 31, 2015.

Construction contract expenses were $0.3 million for the year ended December 31, 2016. As discussed in more detail above, an additional warranty provision of $0.3 million related to the Mooring was recorded in 2016.

Administrative expenses for the year ended December 31, 2016 were $3.0 million, an increase of $0.3 million from $2.7 million for the year ended December 31, 2015. The increase reflects $0.4 million in higher administrative expenses due to inclusion of the Höegh Gallant for the full year, partly offset by a reduction of $0.1 million in administrative expenses for the PGN FSRU Lampung for the year ended December 31, 2016 compared to year ended December 31, 2015.

Segment EBITDA for the year ended December 31, 2016 was $71.7 million, an increase of $26.6 million from $45.1 million for the year ended December 31, 2015. The increase was mainly due to the inclusion of the operations of the Höegh Gallant for the whole year ended December 31, 2016; however, improved Segment EBITDA for the operations of the PGN FSRU Lampung also contributed positively.

Joint Venture FSRUs. The following table sets forth details of segment results for the Joint venture FSRUs for the years ended December 31, 2016 and 2015:

	Year ended		Positive
Joint Venture FSRUs	December 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Time charter revenues	$43,272	$42,698	$574
Vessel operating expenses	(6,711)	(8,583)	1,872
Administrative expenses	(2,396)	(910)	(1,486)
Segment EBITDA	34,165	33,205	960
Depreciation and amortization	(9,525)	(9,227)	(298)
Operating income (loss)	24,640	23,978	662
Gain (loss) on derivative instruments	7,092	9,246	(2,154)
Other income (expense), net	(15,110)	(16,101)	991
Income (loss) before tax	16,622	17,123	(501)
Income tax expense	—	—	—
Net income (loss)	$16,622	$17,123	$(501)

The segment results for the Joint venture FSRUs are presented using the proportional consolidation method (which differs from the equity method used in the consolidated and combined carve-out financial statements).

Total time charter revenues were $43.3 million and $42.7 million for the years ended December 31, 2016 and 2015, respectively. Revenues for time charter payments, including fees for reimbursement of operating expenses, for the year ended December 31, 2016 was $41.3 million, a reduction of $0.1 million from $41.4 million for the year ended December 31, 2015. The reduction in time charter revenues for the year ended December 31, 2016 was principally due to lower fees for reimbursement of vessel operating expenses which was partially offset by higher fees for reimbursement of administrative expenses incurred in preparation for the Neptune’s subcharter in Turkey. The remaining revenues related to the amortization of deferred revenues for upfront payments for vessel modifications and drydocking payments from the charterer which increased approximately $0.7 million for the year ended December 31, 2016 compared with the year ended December 31, 2015. On December 11, 2016 the Neptune arrived at the Etki Terminal near the port of Aliaga in Izmir province on the west coast of Turkey to serve as an FSRU pursuant to a sub-charter made by its charterer. On January 19, 2017, the GDF Suez Cape Ann left Tianjin, China having completed its charterer and returned to the charterer’s LNG carrier pool.

Vessel operating expenses for the year ended December 31, 2016 were $6.7 million, a decrease of $1.9 million compared to $8.6 million for the year ended December 31, 2015. The decrease in vessel operating expenses was largely due to increased payroll costs for the crew related to the operations in China during 2015.

Administrative expenses for the year ended December 31, 2016 were $2.4 million, an increase of $1.5 million compared to $0.9 million for the year ended December 31, 2015. The higher administrative expenses are partly due to preparations for the Neptune’s subcharter in Turkey. These expenses are reimbursed by the charterer.

Segment EBITDA was $34.2 million for the year ended December 31, 2016, an increase of $1.0 million compared with $33.2 million for the year ended December 31, 2015.

Other. The following table sets forth details of other results of Other for the years ended December 31, 2016 and 2015:

	Year ended		Positive
Other	December 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Administrative expenses	$(6,755)	$(6,066)	$(689)
Segment EBITDA	(6,755)	(6,066)	(689)
Operating income (loss)	(6,755)	(6,066)	(689)
Other financial income (expense), net	(4,273)	5,395	(9,668)
Income (loss) before tax	(11,028)	(671)	(10,357)
Income tax expense	(20)	20	(40)
Net income (loss)	$(11,048)	$(651)	$(10,397)

Administrative expenses and Segment EBITDA for the year ended December 31, 2016 for each was $6.8 million, an increase of $0.7 million from $6.1 million for the year ended December 31, 2015.

Expenses of $0.7 million were incurred principally related to audit fees, legal fees and other expenses incurred in connection with the common unit offering in December 2016, the filing of financial statements for the Höegh Grace entities to be acquired, and the preparation for the acquisition of the 51% ownership interest in the Höegh Grace entities.

Other financial income (expense), net, which is not part of the segment measure of profits, is related to the interest income accrued on the advances to our joint ventures and the $140 million demand note from Höegh LNG and interest expense, including commitment fees, on a seller’s credit note issued in connection with the acquisition of Höegh Gallant on October 1, 2015 and the $85 million revolving credit facility. Other financial income (expense), net for the year ended December 31, 2016 was an expense of $4.3 million, a decrease of $9.7 million from income of $5.4 million for the year ended December 31, 2015. The decrease is a result of no interest income during 2016 from the $140 million demand note cancelled on October 1, 2015 and increase in interest expense for the seller’s credit note entered into on October 1, 2015 and the drawn portion of the revolving credit facility for the year ended December 31, 2016 compared to the year ended December 31, 2015.

Year Ended December 31, 2015 Compared with the Year Ended December 31, 2014

Time Charter Revenues. The following table sets forth details of our time charter revenues for the years ended December 31, 2015 and 2014:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Time charter revenues	$57,465	$22,227	$35,238

Time charter revenues for the year ended December 31, 2015 were $57.5 million, an increase of $35.2 million from $22.2 million the year ended December 31, 2014. The time charter revenues related to the PGN FSRU Lampung, which was on-hire for the entire year ended December 31, 2015, and the Höegh Gallant, which we acquired on October 1, 2015. Excluding the revenues associated with the Höegh Gallant, the time charter revenues increased $23.4 million in 2015 because the time charter for the PGN FSRU Lampung did not begin until July 21, 2014 when commissioning began. We were indemnified by Höegh LNG for the amount payable for the September 2014 and October 2014 hire invoices for the PGN FSRU Lampung. For additional discussion, refer to note 20 of our consolidated and combined carve-out financial statements.

Time charter revenues for the PGN FSRU Lampung consisted of the lease element of the time charter, accounted for as a direct financing lease using the effective interest rate method, as well as fees for providing time charter services, reimbursement for vessel operating expenses and withholding taxes borne by the charterer. Time charter revenues for the Höegh Gallant consisted of the fixed daily hire rate which covers the operating lease and the provision of time charter services including the costs incurred to operate the vessel.

Construction Contract Revenues and Related Expenses. The following table sets forth details of our construction contract revenues and construction contract expenses for the years ended December 31, 2015 and 2014:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Construction contract revenues	$—	$51,868	$(51,868)
Construction contract expenses	$—	$(38,570)	$38,570
Recognized contract margin	$—	$13,298	$(13,298)

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

PGN LNG issued invoices for delay liquidated damages of $7.1 million related to claims from PGN LNG on the project for the year ended December 31, 2014. Subsequent to the year ended December 31, 2014, an understanding with PGN LNG was reached under which no delay liquidated damages were payable. Due to this subsequent event, no delay liquated damages are reflected in the construction contract expenses for the year ended December 31, 2014. A warranty provision of $2.0 million was recorded for the year ended December 31, 2014 as part of the construction contract expenses for a warranty issue. As of December 31, 2015, approximately $1.0 million of the allowance had been used and the remaining warranty allowance was $1.0 million. Under the omnibus agreement, all costs incurred for repairs under the warranty will be indemnified by Höegh LNG. For additional discussion, refer to note 20 of our consolidated and combined carve-out financial statements.

Other Revenue. The following table sets forth details of our other revenue for the years ended December 31, 2015 and 2014:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Other revenue	$—	$474	$(474)

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

Included in administrative expenses are the corporate costs of the Partnership which declined $0.1 million for the year ended December 31, 2015 compared with the year ended December 31, 2014. Higher costs were incurred for preparation of external reporting, legal fees, audit fees, travel costs and consulting fees on implementation of internal controls under Sarbanes-Oxley to meet our publicly listed partnership requirements during the year ended December 31, 2015. In addition, certain audit and legal costs were incurred during the year ended December 31, 2015 associated with the restatement of the Partnership’s financial statements filed with the SEC on November 30, 2015. However, for the year ended December 31, 2014, administrative expenses were incurred for the IPO principally related to audit fees, legal fees and charges for hours incurred by Höegh LNG’s staff working on preparation on the IPO. There were no comparable expenses for year ended December 31, 2015 but the impact was largely offset by higher public company and restatement costs.

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

Equity in earnings of joint ventures for the year ended December 31, 2015 was $17.1 million, an increase of $22.4 million from equity in losses of $5.3 million for the year ended December 31, 2014. The main reason for the increase was an unrealized gain on derivative instruments in our joint ventures in the year ended December 31, 2015, compared with an unrealized loss in the year ended December 31, 2014.

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

Our share of unrealized gain on derivative instruments was $9.2 million for the year ended December 31, 2015, an increase of $21.1 million compared to unrealized losses on derivative instruments of $11.9 million for the year ended December 31, 2014. The variance in the unrealized gains and losses on derivative instruments is the main reason for the increase in our equity in earnings of joint ventures for the year ended December 31, 2015 compared to the year ended December 31, 2014. The joint ventures utilize interest rate swap contracts to exchange floating interest rate payments for fixed interest rate payments to reduce the exposure to interest rate variability on their outstanding floating-rate debt. The interest rate swap contracts are not designated as hedges for accounting purposes. As a result, there is volatility in earnings for the unrealized exchange gains and losses on the interest rate swap contracts. Historically, the joint ventures have accumulated unrealized losses on the interest rate swaps due to declining interest rates, which has resulted in liabilities for derivative instruments and an accumulated deficit in equity on their balance sheets.

There was no accrued income tax expense for the years ended December 31, 2015 and 2014. Our joint ventures did not pay any dividends for the years ended December 31, 2015 and 2014.

Operating Income (Loss). The following table sets forth details of our operating income for the years ended December 31, 2015 and 2014:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Operating income (loss)	$53,523	$9,450	$44,073

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

Commitment fees were $1.2 million and $1.6 million for the years ended December 31, 2015 and 2014, respectively. The commitment fees relate to the undrawn $85 million revolving credit facility for the year ended December 31, 2015. For the year ended December 31, 2014, commitment fees were incurred on the Lampung facility for undrawn balances as well as the undrawn $85 million revolving credit facility from its inception on August 12, 2014. For the year ended December 31, 2015, the Lampung facility was fully drawn and no commitment fees were incurred.

Amortization of debt issuance cost for the years ended December 31, 2015 and 2014 was $2.5 million and $4.4 million, respectively. As a result of the acquisition of the Höegh Gallant, the long term debt assumed under the Gallant facility was recognized at its fair value. The difference between the fair value and the outstanding principal of the debt as of October 1, 2015 of approximately $1.3 million is amortized to interest expense using the effective interest method. The impact for the fourth quarter of 2015 was to reduce interest expense by approximately $0.1 million. The higher amortization of debt issuance cost of $1.8 million for the year ended December 31, 2014 was primarily a result of the short amortization period for the Mooring tranche of the Lampung facility. The $32.1 million Mooring tranche was fully repaid on July 3, 2014 resulting in a $1.7 million amortization charge for the year ended December 31, 2014. In addition, there was an early repayment of $7.9 million on the remaining tranches of the Lampung facility on December 29, 2014 which resulted in a write down of debt issuance cost of approximately $0.5 million.

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

Gain (Loss) on Derivative Instruments. The following table sets forth details of our gain/loss on derivative instruments for the years ended December 31, 2015 and 2014:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Gain (loss) on derivative instruments	$949	$(161)	$1,110

Gain on derivative instruments for the year ended December 31, 2015 was $0.9 million, an increase of $1.1 million from a loss on derivative instruments of $0.2 million for the year ended December 31, 2014. Gain on derivative instruments for the year ended December 31, 2015 related to the interest rate swaps for the Lampung facility and the Gallant facility, while the loss for the prior year related to the Lampung facility. The gain principally related to the amortization income on the amount excluded from hedge effectiveness, net of the amortization expense related to the interest rate swaps reclassified from accumulated other comprehensive income and the loss on the ineffective portion of the cash flow hedges. The interest rate swaps are designated as cash flow hedges of the variable interest payments on the Lampung and Gallant facilities and the effective portion of the changes in fair value of the hedges are recorded in other comprehensive income.

Other Items, Net. The following table sets forth details of our other items for the years ended December 31, 2015 and 2014:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Foreign exchange gain (loss)	$(16)	$124	$(140)
Bank charges, fees and other	(77)	(84)	7
Withholding tax on interest expense and other	(2,585)	(2,828)	243
Total other items, net	$(2,678)	$(2,788)	$110

Other items, net for the year ended December 31, 2015 was $2.7 million, a decrease of $0.1 million from $2.8 million for the year ended December 31, 2014. This is primarily due to withholding tax that is payable on interest expense to parties outside of Singapore and Indonesia.

Income (Loss) Before Tax. The following table sets forth details of our income before tax for the years ended December 31, 2015 and 2014:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Income (loss) before tax	$41,592	$1,795	$39,797

Income before tax for the year ended December 31, 2015 was $41.6 million, an increase of $39.8 million from $1.8 million for the year ended December 31, 2014. The increase is primarily a result of the PGN FSRU Lampung being in operation for the year ended December 31, 2015 compared with significant start up and construction activities for year ended December 31, 2014, the contribution from the acquisition of the Höegh Gallant and the unrealized gains on derivative instruments for the joint ventures and the Lampung and Gallant facilities for the year ended December 31, 2015 compared with the unrealized loss on derivative instruments for the joint ventures and the Lampung facility for the year ended December 31, 2014.

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

A valuation allowance for deferred tax assets is recorded when it is more-likely-than-not that some or all of the benefit will not be realized based on consideration of all the positive and negative evidence. Given the lack of historical operations in Indonesia, management of the Partnership concluded a valuation allowance should be established to reduce the deferred tax assets to the amount deemed more-likely-than-not of realization. A component of the deferred tax assets relates to the cash flow hedge of the Lampung facility interest rate swap with a term of over 11 years. Management concluded that approximately $2.0 million of the deferred tax asset was more-likely-than-not of realization over the term of the swap and recognized a deferred tax asset for that amount for each of the years ended December 31, 2015 and 2014. A reduction in the valuation allowance of $4.1 million was recorded to income tax expense in the consolidated and combined carve-out statement of income for the year ended December 31, 2015. Deferred tax expenses for the change in the valuation allowance of $1.5 million and $0.4 million were recorded to income tax expense in the consolidated and combined carve-out statement of income and consolidated and combined carve-out statement of comprehensive income, respectively, for the year ended December 31, 2014.

Net Income (Loss). The following table sets forth details of our net income for the years ended December 31, 2015 and 2014:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Net income (loss)	$41,279	$1,314	$39,965

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

For the years ended December 31, 2015 and 2014, Joint venture FSRUs include the operating leases related to the two 50% owned FSRUs, the Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer.

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

Majority Held FSRUs. The following table sets forth details of segment results for the Majority held FSRUs for the years ended December 31, 2015 and 2014:

	Year ended		Positive
Majority Held FSRUs	December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Time charter revenues	$57,465	$22,227	$35,238
Construction contract revenues	—	51,868	(51,868)
Other revenues	—	474	(474)
Total revenues	57,465	74,569	(17,104)
Vessel operating expenses	(9,679)	(7,336)	(2,343)
Construction contract expense	—	(38,570)	38,570
Administrative expenses	(2,667)	(6,353)	3,686
Segment EBITDA	45,119	22,310	22,809
Depreciation and amortization	(2,653)	(1,317)	(1,336)
Operating income (loss)	42,466	20,993	21,473
Gain (loss) on derivative instruments	949	(161)	1,110
Other financial income (expense), net	(18,275)	(11,952)	(6,323)
Income (loss) before tax	25,140	8,880	16,260
Income tax expense	(333)	(505)	172
Net income (loss)	$24,807	$8,375	$16,432

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

Vessel operating expenses for the year ended December 31, 2015 were $9.7 million compared to $7.3 million for the year ended December 31, 2014. Excluding the vessel operating expenses of the Höegh Gallant, the vessel operating expenses were at approximately the same level for the years ended December 31, 2015 and 2014 reflecting higher cost levels during the ramp up stage of operations of the PGN FSRU Lampung in the second half of 2014.

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

Segment EBITDA for the year ended December 31, 2015 was $45.1 million, an increase of $22.8 million from $22.3 million for the year ended December 31, 2014. The increase was mainly due to operations under the PGN FSRU Lampung time charter for the full year ended December 31, 2015 and the operations of the Höegh Gallant for the three months ended December 31, 2015.

Joint Venture FSRUs. The following table sets forth details of segment results for the Joint venture FSRUs for the years ended December 31, 2015 and 2014:

	Year ended		Positive
Joint Venture FSRUs	December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Time charter revenues	$42,698	$41,319	$1,379
Vessel operating expenses	(8,583)	(7,514)	(1,069)
Administrative expenses	(910)	(971)	61
Segment EBITDA	33,205	32,834	371
Depreciation and amortization	(9,227)	(9,148)	(79)
Operating income (loss)	23,978	23,686	292
Gain (loss) on derivative instruments	9,246	(11,879)	21,125
Other income (expense), net	(16,101)	(17,137)	1,036
Income (loss) before tax	17,123	(5,330)	22,453
Income tax expense	—	—	—
Net income (loss)	$17,123	$(5,330)	$22,453

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

Other. The following table sets forth details of other results of Other for the years ended December 31, 2015 and 2014:

	Year ended		Positive
Other	December 31,		(negative)
(in thousands of U.S. dollars)	2015	2014	variance
Administrative expenses	$(6,066)	$(6,213)	$147
Segment EBITDA	(6,066)	(6,213)	147
Operating income (loss)	(6,066)	(6,213)	147
Other financial income (expense), net	5,395	4,458	937
Income (loss) before tax	(671)	(1,755)	1,084
Income tax expense	20	24	(4)
Net income (loss)	$(651)	$(1,731)	$1,080

Administrative expenses and Segment EBITDA for the year ended December 31, 2015 for each was $6.1 million, a decrease of $0.1 million from $6.2 million for the year ended December 31, 2014. During the year ended December 31, 2015, higher costs were incurred as a result of being a publicly listed partnership and for audit and legal costs were incurred associated with the restatement of the Partnership’s financial statements. For the year ended December 31, 2014, administrative expenses of $3.5 million were incurred principally related to audit fees, legal fees and other charges of ours incurred by Höegh LNG’s staff working on preparation for the IPO. In addition, approximately $0.2 million of fees were incurred in establishing the Partnership’s new legal structure in conjunction with the IPO during 2014.

Interest income and expense, net, which is not part of the segment measure of profits, is related to the interest income on the advances to our joint ventures and our $140 million demand note from Höegh LNG until October 1, 2015, net of commitment fees on the undrawn $85 million revolving credit facility and interest expense on the $47 million seller’s credit note which financed part of the acquisition of Höegh Gallant.

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

Our sources of liquidity include cash balances, cash flows from our operations, interest and repayment of principal from our advances to our joint ventures and our current undrawn balance of $74.8 million under the $85 million revolving credit facility from Höegh LNG. Cash and cash equivalents are denominated primarily in U.S. dollars. We do not currently use derivative instruments for other purposes than managing interest rate risks. The advances to our joint ventures (shareholder loans) are subordinated to the joint ventures’ long-term bank debt, consisting of the Neptune facility and the Cape Ann facility. Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of the joint ventures. Dividend distributions from our joint ventures require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans; and c) under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution. Dividends from Höegh Lampung may only be paid out of profits under Singapore law. Dividends from PT Höegh may only be paid if its retained earnings are positive under Indonesian law and requirements are fulfilled under the Lampung facility. In addition, PT Höegh as an Indonesian incorporated company is required to establish a statutory reserve equal to 20% of its paid up capital. The dividend can only be distributed if PT Höegh’s retained earnings are positive after deducting the statutory reserve. As of December 31, 2016, PT Höegh had negative retained earnings and therefore cannot make dividend payments under Indonesia law. However, subject to meeting a debt service ratio of 1.20 to 1.00, PT Höegh can distribute cash from its cash flow from operations to us as payment of intercompany accrued interest and/or intercompany debt, after quarterly payments of the Lampung facility and fulfilment of the “waterfall” provisions to meet operating requirements as defined by the Lampung facility. Under Cayman Islands law, Höegh FSRU III, Höegh FSRU IV and Höegh Colombia Holding may only pay distributions out of profits or capital reserves if the entity is solvent after the distribution. In addition, Höegh FSRU IV would also need to remain in compliance with the financial covenants under the Gallant/Grace facility. Dividends from Höegh Cyprus may only be distributed (i) out of profits and not from the share capital of the company and (ii) if after the dividend payment, Höegh Cyprus would remain in compliance with the financial covenants under the Gallant/Grace facility. Dividends from Höegh Colombia may only be distributed if after the dividend payment, Höegh Colombia would remain in compliance with the financial covenants under the Gallant/Grace facility.

As of December 31, 2016, we do not have material commitments for capital expenditures for our current business, except for the January 3, 2017 acquisition of a 51% ownership interest in the Höegh Grace entities as discussed further below. Our expected expenditures for our current business include funding repairs and replacement parts of approximately $1.3 million for the Mooring. This expenditure is indemnified by Höegh LNG under the omnibus agreement. Therefore, the funding for this expenditure has been or will be provided by Höegh LNG.

As of December 31, 2016, the total outstanding principal on our long-term debt is $384.1 million, including $341.1 million on the Lampung and Gallant facilities, $34.4 million on the seller’s credit note and $8.6 million on the $85 million revolving credit facility. Refer to “—Borrowing Activities—Long-term Debt” for a description of the facilities and note 14 to our consolidated and combined carve-out financial statements.

We have not made use of derivative instruments for currency risk management purposes. We have interest rate swap contracts for the Lampung facility (“Lampung swaps”) and the Gallant facility (“Gallant swaps”). As of December 31, 2016, we had outstanding interest rate swap agreements for a total notional amount of $174.2 million and $134.1 million to hedge against the interest rate risks of our long-term debt under the Lampung facility and Gallant facility, respectively. We apply hedge accounting for these interest rate swaps. We receive interest based on three month U.S. dollar LIBOR and pay fixed rates of 2.8% on the Lampung swap and 1.9105% to 1.9145% on the Gallant swap. The Lampung swaps amortize over 12 years to match the outstanding balance of the Lampung facility. From their inception, the Gallant swaps amortize over 5 years to match the outstanding balance of the Gallant facility. Refer to “Item 5.F. Tabular Disclosure of Contractual Obligations.” Starting in January 2017, the interest rate swaps associated with the Grace facility (“Grace swaps”) will be included in our consolidated financial statements. For the Grace swaps, we receive interest based on three month U.S. dollar LIBOR and pay fixed rates of 2.305% to 2.315%. The Grace swaps amortize in line with the repayments of the Grace facility until their termination date on March 31, 2020. The carrying value of the liability for derivative instruments was $7.0 million as of December 31, 2016. In addition, our joint ventures have utilized interest rate swap contracts that are not designated as hedges for accounting purposes. Please read note 19 to our consolidated and combined carve-out financial statements. For information about our joint ventures’ derivative instruments, please read note 12 to our joint ventures’ combined financial statements.

As of December 31, 2016, the Partnership had cash and cash equivalents of $18.9 million and an undrawn portion on the revolving credit facility of $76.4 million. Current restricted cash as of December 31, 2016 was $8.1 million of which relates to operating obligations of the PGN FSRU Lampung. Long-term restricted cash required under the Lampung facility was $14.2 million as of December 31, 2016. In December 2016, the Partnership completed the sale of 6,588,389 common units in a public offering raising approximately $111.5 million in net proceeds after directly attributable expenses. The Partnership used $12.6 million of the proceeds to repay part of the seller’s credit related to the Höegh Gallant and $6.6 million to settle the working capital adjustment from the acquisition of the Höegh Gallant that closed on October 1, 2015. As of December 31, 2016, the Partnership classified $91.8 million of the proceeds as non-current cash designated for the acquisition of a 51% ownership interest in the Höegh Grace entities. The Partnership’s book value of total long-term debt was $375.7 million as of December 31, 2016, including long-term debt financing our FSRUs, and the revolving credit facility and seller’s credit note due to owners and affiliates. The long-term debt is repayable in quarterly installments of $8.1 million. As of December 31, 2016, our total current liabilities exceeded total current assets by $13.5 million which is partly a result of mark-to market valuations of our interest rate swaps (derivative instruments) of $3.5 million. We do not plan to terminate the interest rate swaps before their maturity and, as a result, we will not realize these liabilities. Further, the current portion of long-term debt reflects principal payments for the next twelve months which will be funded, for the most part, by future cash flows from operations. We do not intend to maintain a cash balance to fund our next twelve months’ net liabilities.

On January 3, 2017, we paid $91.8 million from cash designated for the acquisition of a 51% ownership interest in the Höegh Grace entities. Because the Höegh Grace entities will be consolidated in our financial statements, the total outstanding debt of $190.1 million will be included on our consolidated balance sheet. The cash flows from operations of the Höegh Grace will be included in our consolidated financial statements starting in January 2017.

We believe our cash flows from operations, including distributions to us from PT Höegh and Höegh Cyprus as payment of intercompany interest and/or intercompany debt, and repayment of principal from our advances to our joint ventures will be sufficient to meet our debt amortization and working capital needs and maintain cash reserves against fluctuations in operating cash flows. In addition, we require liquidity to pay distributions to our unitholders. In connection with the IPO, we entered into an $85 million revolving credit facility with Höegh LNG, which we believe will provide us with adequate liquidity reserve to fund our distributions and other general liquidity needs. As of December 31, 2016, the undrawn balance on the revolving credit facility was $76.4 million. In February 2017, an additional $1.6 million was drawn on the revolving credit facility. We believe our current resources, including the undrawn balance on the revolving credit facility, are sufficient to meet our working capital requirements for our current business for the next twelve months.

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

For information regarding estimated maintenance and replacement capital expenditures, impacting our cash distributions, please read “Item 8.A. Consolidated Statements and Other Financial Information—The Partnership’s Cash Distribution Policy—Estimated Maintenance and Replacement Capital Expenditures.”

Cash Flows

Cash Flows for the Years ended December 31, 2016 and 2015

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the years presented:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2016	2015
Net cash provided by (used in) operating activities	$39,428	$42,785
Net cash provided by (used in) investing activities	(83,084)	15,455
Net cash provided by (used in) financing activities	29,703	(55,849)
Increase (decrease) in cash and cash equivalents	(13,953)	2,391
Cash and cash equivalents, beginning of period	32,868	30,477
Cash and cash equivalents, end of period	$18,915	$32,868

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $39.4 million for the year ended December 31, 2016 compared with $42.8 million for the year ended December 31, 2015. Before changes in working capital, net cash flows from operating activities were $42.5 million and $30.4 million for the years ended December 31, 2016 and 2015, respectively. The increase of $12.1 million was primarily the result of including the cash flows of Höegh Gallant for the full year ended December 31, 2016 compared to three months for the year ended December 31, 2015. Changes in working capital contributed negatively to net cash provided by operating activities by $3.0 million for the year ended December 31, 2016, compared with a positive contribution of $12.4 million for the year ended December 31, 2015. The negative contribution of changes in working capital was mainly due to repayment and settlement of the working capital adjustment from the acquisition of the Höegh Gallant in the year ended December 31, 2016. The positive contribution of changes in working capital for the year ended December 31, 2015 was largely attributable to the reduction in restricted cash related to operating activities.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $83.1 million for the year ended December 31, 2016 and net cash provided by investing activities was $15.5 million for the year ended December 31, 2015. The cash used in investing activities for the year ended December 31, 2016 primarily related to $91.8 million in cash designated for the January 2017 acquisition of a 51% ownership interest in the Höegh Grace entities and cash used for expenditure for equipment of $0.5 million, which was partly offset by the receipt of $6.0 million for principal on advances to joint ventures and the receipt of $3.2 million in principal on the direct financing lease of the PGN FSRU Lampung. For the year ended December 31, 2015, cash provided by investing activities primarily related to the receipt of $5.8 million for principal on advances to joint ventures, the receipt of $2.9 million in principal on the direct financing lease of the PGN FSRU Lampung and $7.7 million in cash acquired as part of the acquisition of the Höegh Gallant. This was partially offset by cash used for expenditure for equipment of $1.0 million.

Net Cash Provided by (Used in) Financing Activities

Net cash provided by financing activities was $29.7 million for the year ended December 31, 2016 compared with net cash used in financing activities of $55.8 million for the year ended December 31, 2015.

Net cash provided by financing activities for the year ended December 31, 2016 was largely due to the net proceeds, after deduction of underwriters’ discounts and the expenses of the offering, of $111.5 million from the common unit offering in December 2016, the receipt of $8.6 million drawn on the $85 million revolving credit facility and receipt of $3.8 million from Höegh LNG for the indemnification claim under the omnibus agreement and the Höegh Gallant contribution, purchase and sale agreement. This was partly offset by repayments of $32.2 million on the Lampung and Gallant facilities, the repayment of $12.6 million on the seller’s credit, the repayment of $6.2 million for part of a customer loan that funded value added taxes for import of the PGN FSRU Lampung and our payment of $43.9 million of cash distributions to our unitholders.

Net cash used in financing activities for the year ended December 31, 2015 was mainly due to the repayment of $22.3 million on the Lampung and Gallant facilities, the repayment of $4.8 million for part of a customer loan that funded value added taxes for import of the PGN FSRU Lampung to Indonesia and our payment of $35.5 million of cash distributions to our unitholders. This was partially offset by the receipt of $6.6 million from Höegh LNG for the indemnification claim under the omnibus agreement.

Cash Flows for the Years ended December 31, 2015 and 2014

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the years presented:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2015	2014
Net cash provided by (used in) operating activities	$42,785	$27,976
Net cash provided by (used in) investing activities	15,455	(292,199)
Net cash provided by (used in) financing activities	(55,849)	294,592
Increase (decrease) in cash and cash equivalents	2,391	30,369
Cash and cash equivalents, beginning of period	30,477	108
Cash and cash equivalents, end of period	$32,868	$30,477

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

Net cash used in financing activities for the year ended December 31, 2015 was mainly due to the repayment of $22.3 million on the Lampung and Gallant facilities, the repayment of $4.8 million for part of a customer loan that funded value added taxes for import of the PGN FSRU Lampung to Indonesia and our payment of $35.5 million of cash distributions to our unitholders. This was partially offset by the receipt of $6.6 million from Höegh LNG for the indemnification claim under the omnibus agreement.

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

Borrowing Activities

Loans and Promissory Notes Due to Owners and Affiliates

The following table sets forth our loans and promissory notes due to owners and affiliates as of December 31, 2016 and 2015:

	As of December 31,
(in thousands of U.S. dollars)	2016	2015
Loans and promissory notes due to owners and affiliates	$—	$287

The balance as of December 31, 2015, related to accrued commitment fees.

Revolving Credit Facility and Seller’s Credit Note Due to Owners and Affiliates

The following table sets forth the revolving credit facility and seller’s credit due to owners and affiliates as of December 31, 2016 and 2015:

	As of December 31,
(in thousands of U.S. dollars)	2016	2015
Revolving credit facility	$8,622	$—
Seller’s credit note	34,383	47,000
Revolving credit facility and seller’s credit note due to owners and affiliates	$43,005	$47,000

Revolving Credit Facility with Höegh LNG

In connection with the IPO, we entered into an $85 million revolving credit facility with Höegh LNG.

On February 28, 2016, the maturity date of the $85 million revolving credit facility with Höegh LNG was extended to January 1, 2020, unless otherwise terminated due to an event of default. Interest on drawn amounts is payable quarterly at a rate equal to LIBOR plus a margin of 4.0%. Additionally, we are required to pay a 1.4% annual commitment fee, payable quarterly, to Höegh LNG on undrawn available amounts under the revolving credit facility. Drawings on the revolving credit facility are subject to customary conditions precedent, including absence of a default or event of default and accuracy of representations and warranties in all material respects.

The revolving credit facility identifies various events of default that may trigger acceleration and cancellation of the facility, such as:

·	failure to repay principal and interest;

·	inaccuracy of representations and warranties;

·	cross-default to other indebtedness held by us or our subsidiaries; and

·	bankruptcy and certain other insolvency events.

As of December 31, 2016 the Partnership had drawn $8.6 million on the revolving credit facility. No amounts had been drawn under the facility as of December 31, 2015.

Seller’s Credit Note from Höegh LNG

On October 1, 2015, the Partnership financed part of the acquisition of the entity that indirectly owns the Höegh Gallant with a $47 million seller’s credit note from a subsidiary of Höegh LNG. On February 28, 2016, the maturity of the note was extended to January 1, 2020.

The seller’s credit note from Höegh LNG is unsecured bears interest at a rate of 8.0% per year. Interest on the note is payable quarterly. We may prepay the seller’s credit note without penalty upon 10 business days’ notice to Höegh LNG. The seller’s credit note is subordinated to the obligations under the Gallant/Grace facility. Höegh LNG may accelerate the seller’s credit note upon any breach by us, and the maturity date of the note is deemed to occur immediately upon our bankruptcy and certain other insolvency events. On February 28, 2016, the maturity of the note was extended to January 1, 2020. We repaid $12.6 million of the seller’s credit note in December 2016.

Long-term Debt

The following table sets forth our long-term debt as of December 31, 2016 and 2015:

	As of December 31,
(in thousands of U.S. dollars)	2016	2015
Lampung facility:
Export credit tranche	$138,868	$153,755
FSRU tranche	35,340	39,517
Gallant facility:
Commercial tranche	130,222	139,701
Export credit tranche	36,667	40,333
Outstanding principal	341,097	373,306
Lampung facility unamortized debt issuance cost	(9,357)	(11,745)
Gallant facility unamortized fair value of debt assumed	908	1,282
Total debt	332,648	362,843
Less: Current portion of long-term debt	(32,208)	(32,208)
Long-term debt	$300,440	$330,635

Refer to “Item 5.F. Tabular Disclosure of Contractual Obligations” and note 14 in the consolidated and combined carve-out financial statements for the maturity profile of the debt.

Lampung Facility

In September 2013, PT Höegh (the “Borrower”) entered into a secured $299 million term loan facility (the “Lampung facility”) with a syndicate of banks and an export credit agency for the purpose of financing a portion of the construction of the PGN FSRU Lampung and the Mooring. Höegh LNG is the guarantor for the Lampung facility. The facility was drawn in installments as construction was completed. The term loan facility includes two commercial tranches, the FSRU tranche and the Mooring tranche, and the export credit tranche. The interest rates vary by tranche. The full principal amount on the Mooring tranche and accrued interest was repaid in 2014.

The FSRU tranche has an interest rate of LIBOR plus a margin of 3.4%. The interest rate for the export credit tranche is LIBOR plus a margin of 2.3%.The FSRU tranche is repayable quarterly over 7 years with a final balloon payment of $16.5 million. The export credit tranche is repayable in quarterly installments over 12 years assuming the balloon payment of the FSRU tranche is refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance upon maturity of the FSRU tranche. The weighted average interest rate, excluding the impact of the associated interest rate swaps, for the years ended December 31, 2016 and 2015 was 4.54% and 4.09%, respectively.

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

As of December 31, 2016 and 2015, the Borrower and the guarantor were in compliance with the financial covenants.

Höegh LNG, as guarantor, has issued the following guarantees related to the Lampung facility that remain in effect as of December 31, 2016: (a) an unconditional and irrevocable on-demand guarantee for the repayment of the balloon repayment installment of the FSRU tranche callable only at final maturity of the FSRU tranche; (b) an unconditional and irrevocable on-demand guarantee for all amounts due in respect of the export credit agent in the event that the export credit agent exercises its prepayment right for the export credit tranche if the FSRU tranche is not refinanced; and (c) undertaking that, if the time charter is terminated for an event of vessel force majeure, that under certain conditions, a guarantee will be provided for the outstanding debt, less insurance proceeds for vessel force majeure. In addition, all project agreements and guarantees are assigned to the bank syndicate and the export credit agent, all cash accounts and the shares in PT Höegh and Höegh Lampung are pledged in favor of the bank syndicate and the export credit agent.

The Lampung facility requires cash reserves that are held for specifically designated uses, including working capital, operations and maintenance and debt service reserves. Distributions are subject to “waterfall” provisions that allocate revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) with the remaining cash being distributable only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical debt service coverage ratio, no default or event of default then continuing or resulting from such distribution and the guarantor not being in breach of the financial covenants applicable to it. The Lampung facility limits, among other things, the ability of the Borrower to change its business, sell or grant liens on its property including the PGN FSRU Lampung, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions, enter into intercompany transactions and make distributions.

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

Gallant/Grace Facility

On October 1, 2015, the Partnership acquired Höegh FSRU III, the entity that owns Höegh Cyprus, which owns the Höegh Gallant. Höegh Cyprus, together with Höegh FSRU IV, the owner of the FSRU Höegh Grace, are borrowers (the “Borrowers”) under a term loan facility (the “Gallant/Grace facility”) with a syndicate of banks and an export credit agency for the purpose of financing a portion of the Höegh Gallant and the Höegh Grace. The facility is secured by, among other things, a first priority mortgage of the Höegh Gallant and the Höegh Grace, an assignment of the Höegh Cyprus rights under the time charter with EgyptCo, the assignment of EgyptCo’s rights under its time charter with EGAS, the assignment of a bank guarantee for the performance of EGAS under the time charter and a pledge of the Borrower’s, EgyptCo’s cash accounts and an assignment of Höegh FSRU IV’s and Höegh Colombia’s rights in the time charter agreements related to the Höegh Grace. The Partnership has provided a pledge of its shares in Höegh FSRU III, Höegh Cyprus and Höegh Colombia Holding, and Höegh LNG has provided a pledge of its shares in EgyptCo and Höegh Colombia Holding as security for the facility. Höegh Colombia Holding has provided a pledge of its shares in Höegh FSRU IV as security for the facility. Höegh LNG, Höegh Colombia Holding, Höegh FSRU III and the Partnership are guarantors for the facility.

The Gallant/Grace facility includes two commercial tranches and the export credit tranche related to the Höegh Gallant (the “Gallant facility”) and a commercial tranche and the export credit tranche related to the Höegh Grace (the “Grace facility”). All of the tranches under the Gallant/Grace facility are cross-defaulted, cross-collateralized and cross-guaranteed (except that the Partnership does not guarantee 49% of the obligations of Höegh FSRU IV). The obligations of the Borrowers are joint and several. The interest rates vary by tranche. The two commercial tranches related to the Gallant facility have an interest rate of LIBOR plus a margin of 2.7% based on the facility agreement. The interest rate for the export credit tranche related to the Gallant facility has a fixed interest rate and guarantee commission of 4.18% based on the facility agreement. The commercial tranches are repayable quarterly with a final balloon payment of $106.5 million due in September 2019. The export credit tranche is repayable in quarterly installments with the final payment in October 2026 assuming the balloon payments of the commercial tranches are refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance of $26.6 million upon maturity of the commercial tranches. The weighted average interest rate for the Gallant facility, excluding the impact of the associated interest rate swaps, for the year ended December 31, 2016 and for the three months ended December 31, 2015 was 3.6% and 3.4%, respectively.

The fair value of the Gallant facility as of the Höegh Gallant acquisition date of October 1, 2015 has been determined based upon margins, fixed interest rates and guarantee commission had the financing been entered on the acquisition date. Based upon its fair value, the weighted average effective interest rate for the Gallant facility, excluding the impact of the associated interest rate swaps, was 3.4% and 3.1% for the year ended December 31, 2016 and the three months ended December 31, 2015, respectively.

The primary financial covenants under the Gallant/Grace facility are as follows:

•	Höegh LNG must maintain
o	Consolidated book equity (excluding hedge reserves and mark to market value of derivatives) equal to the greater of
▪	$200 million, and
▪	25% of total assets
o	Free liquid assets (cash and cash equivalents, publicly trade debt securities with an A rating with Standard & Poor’s and available draws under a bank credit facility for a term of more than 12 months) equal to the greater of
▪	$20 million,
▪	5% of total consolidated indebtedness provided on a recourse basis, and
▪	Any amount specified to be a minimum liquidity requirement under any legal obligation.

•	The Partnership must maintain
o	Consolidated book equity (excluding hedge reserves and mark to market value of derivatives) equal to the greater of
▪	$150 million, and
▪	25% of total assets
o	Free liquid assets (cash and cash equivalents, publicly trade debt securities with an A rating with Standard & Poor’s and available draws under a bank credit facility for a term of more than 12 months) equal to the greater of
▪	$15 million, and
▪	$3 million multiplied by the number of vessels owned or leased by the Partnership

•	Each Borrower must maintain
o	Current assets greater than current liabilities as defined in the agreements, and
o	A ratio of EBITDA to debt service (principal repayments, guarantee commission and interest expense) of a minimum of 115%

In addition, a security maintenance ratio based on the aggregate market value of the Höegh Gallant, the Höegh Grace and any additional security must be at least 125% of the aggregate outstanding loan balance.

If the security maintenance ratio is not maintained, the relevant Borrower has 30 days to provide more security or to repay part of the loan to be in compliance with the ratio no later than 30 days after notice from the lenders

As of December 31, 2016 and 2015, Höegh LNG, the Partnership and each Borrower were in compliance with the financial covenants.

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

Loans Due to Owners (Shareholder Loans)

The loans due to owners consist of shareholder loans where the principal amounts, including accrued interest, are repaid based on available cash after servicing of long-term bank debt. As of December 31, 2016, our 50.0% share of the outstanding balance was $7.2 million. The shareholder loans are due not later than the 12th anniversary of the delivery date of each FSRU. The Neptune and the GDF Suez Cape Ann were delivered November 30, 2009 and June 1, 2010, respectively. The shareholder loans are subordinated to the long-term bank debt, consisting of the Neptune facility and the Cape Ann facility (described below). Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of our joint ventures. The shareholder loans bear interest at a fixed rate of 8.0% per year. The Partnership is due 50.0% of the outstanding balance and the other joint venture partners have, on a combined basis, an equal amount of shareholder loans outstanding at the same terms to each of our joint ventures.

The shareholder loans have financed part of the construction of the vessels and operating expenses until the delivery and commencement of operations of the Neptune and the GDF Suez Cape Ann. In 2011, our joint ventures began repaying principal and a portion of the interest expense based on available cash after servicing of the external debt. The quarterly payments include a payment of interest for the first month of the quarter and a repayment of principal. Interest is accrued for the last two months of the quarter for repayment in the latter years of the loans. Since the shareholder loans are subordinated to long-term bank debt, the repayment plan is subject to quarterly discretionary revisions based on available cash after servicing of the long-term bank debt.

Neptune Facility

In December 2007, our joint venture owning the Neptune, as the borrower, entered into a $300 million secured facility with a syndicate of banks as long term financing of the construction of the Neptune (the “Neptune facility”). As of December 31, 2016, our 50.0% share of the outstanding balance, excluding deferred debt issuance cost, was $118.0 million. The Neptune facility is secured with a first priority mortgage of the Neptune, an assignment of its rights under the time charter and a pledge of the borrower’s cash accounts. We and the other owners of the borrower have provided a negative pledge of shares in the borrower as security for the facility. In addition, Höegh LNG and MOL guarantee funding of drydocking costs and remarketing efforts in the event of an early termination of the charter.

The Neptune facility is repayable in quarterly installments over 12 years with a final balloon payment of $165 million, of which $82.5 million is our share, due in April 2022. The Neptune facility bears interest at a rate equal to three months LIBOR plus a margin of 0.5%. The syndicate of banks also provides interest rate swap contracts to the borrower, which are not reflected in the LIBOR rate for the facility.

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

The Neptune facility identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of the Neptune. The Neptune facility contains customary events of default such as:

·	change of ownership;

·	inaccuracy of representations and warranties;

·	failure to repay principal and interest;

·	cross-default to other indebtedness held by the borrower;

·	bankruptcy and other insolvency events related to the borrower; and

·	termination or breach of the charter.

Cape Ann Facility

In December 2007, our joint venture owning the GDF Suez Cape Ann, as the borrower, entered into a $300 million secured facility with a syndicate of banks as long term financing of the construction of the GDF Suez Cape Ann (the “Cape Ann facility”). As of December 31, 2016, our 50.0% share of the outstanding balance, excluding deferred debt issuance cost, was $121.6 million. The Cape Ann facility is secured with a first priority mortgage of the GDF Suez Cape Ann, an assignment of its rights under the time charter and a pledge of the borrower’s cash accounts. We and the other owners of the borrower have provided a negative pledge of shares in the borrower as security for the facility. In addition, Höegh LNG and MOL guarantee funding of drydocking costs and remarketing efforts in the event of an early termination of the charter.

The Cape Ann facility is repayable in quarterly installments over 12 years with a final balloon payment of $165 million, of which $82.5 million is our share, due in October 2022. The Cape Ann facility bears interest at a rate equal to three months LIBOR plus a margin of 0.5%. The syndicate of banks also provides interest rate swap contracts to the borrower, which are not reflected in the LIBOR rate for the facility.

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

Time Charter Revenue Recognition

Revenue arrangements may include the right to use FSRUs for a stated period of time that meet the criteria for lease accounting, in addition to providing a time charter service element. Leases are classified based upon defined criteria either as direct financing leases or operating leases. A lease that transfers substantially all of the benefits and risks of the FSRU to the charterer is accounted for as a financing lease by the lessor. All other leases that do not meet the criteria are classified as operating leases.

The lease element of time charters that is accounted for as operating leases is recognized on a straight line basis over the term of the charter. The Höegh Gallant’s time charter, which has a five year lease term at inception, is accounted for as an operating lease.

The lease element of time charters that are accounted for as direct financing leases is recognized over the lease term using the effective interest rate method and is included in time charter revenues. Direct financing leases are reflected on the consolidated balance sheets as net investments in direct financing leases. The PGN FSRU Lampung time charter, which has a 20 year lease term at inception, meets the criteria of transferring substantially all of the benefits and risks to the charterer and is accounted for as a direct financing lease.

Evaluation of whether a time charter should be accounted for as an operating or financing lease requires use of judgment. Our evaluations of each time charter require that we estimate the fair value of our FSRUs, the estimated useful lives of those vessels, whether the option price, if any, represents a bargain purchase option, whether options to extend the time charter are reasonably assured and other factors.

The impact of the change in such estimates could impact our evaluation of the accounting for the time charters as financing leases, if the criteria are met, or operating leases.

Operating leases recognize revenues on a straight-line basis as time charters are provided while financing leases use the effective interest rate method. Under the effective interest rate method, part of the payment is reflected as a payment of the net investment in the direct financing lease (receivable). As a result, the revenue component of a direct financing lease shows a declining profile over time. However, the cash flows from the charters are not impacted by the accounting treatment applied.

Fees for providing time charter services, reimbursements for actual vessel operating expenses or estimates for certain reimbursable costs or taxes are recognized as revenues as services are performed or the actual costs are incurred. Revenues for the time charter services element are not recognized for days that the FSRUs are off-hire.

Our time charters may include provisions for the charterer to make upfront payments for fees for certain vessel modifications, drydocking costs, other additions to equipment or spare parts. Fees for modifications or other additions to equipment are deferred and amortized over the shorter of the remaining charter period or the useful life of the additions. Upfront payments of fees for reimbursement of drydocking costs are deferred and recognized on a straight line basis over the period to the next drydocking.

Evaluation of whether a time charter should be accounted for as an operating or financing lease requires use of judgment. Our evaluations of each time charter require that we estimate the fair value of our FSRUs, the estimated useful lives of those vessels, whether the option price, if any, represents a bargain purchase option, whether options to extend the time charter are reasonably assured and other factors.

The impact of the change in such estimates could impact our evaluation of the accounting for the time charters as operating or financing leases.

Operating leases recognize revenues on a straight-line basis as time charters are paid while financing leases use the effective interest rate method. Under the effective interest rate method, part of the payment is reflected as a repayment of the net investment in the direct financing lease (receivable). As a result, the revenue component of a direct financing lease shows a declining profile over time. However, the cash flows from time charters are not impacted by the accounting treatment applied.

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

Valuation of Derivative Instruments

Under our risk management policies, we currently use derivative instruments to manage interest rate risk. For interest rate swaps that are designated as cash flow hedges for accounting purposes, the changes in the fair value of the interest rate swaps are recorded in other comprehensive income (OCI) for that portion that is effective. Amounts included in accumulated OCI are reclassified to earnings in the consolidated and combined carve-out statement of income when the hedged transaction is reflected in the statement of income. Ineffective portions of the cash flow hedges and amortization of amounts excluded form hedge effectiveness are recognized in statement of income as they occur or are amortized on a systematic basis, respectively. To qualify as a cash flow hedge, an assessment of whether the interest rate swap designated as a hedging instrument is highly effective in offsetting changes in the cash flows of hedged items must be assessed at the designation date and over the life of the instrument. If a hedge is no longer highly effective, hedge accounting is discontinued on a prospective basis. Changes in fair value of interest rate swaps that are not designated as cash flow hedges for accounting purposes are recognized in the consolidated and combined carve-out statement of income.

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

Use of exchange rates

For the years ended December 31, 2016 and 2015, the revenues from the Höegh Gallant were denominated 95% and 90% in U.S. dollars and 5% and 10% in Egyptian pounds, respectively. The Gallant time charter provides that revenues are denominated 90% in U.S. dollars and 10% in Egyptian pounds, or as otherwise agreed between the parties from time to time. A limited amount of operating expenses was also denominated in Egyptian pounds. Due to restrictions in Egypt, exchangeability between Egyptian pounds and other currencies was more than temporarily lacking or limited during 2015 and 2016. There is a lack of authoritative guidance for how to re-measure a currency with potentially long term lack of exchangeability. However, US GAAP does not permit the use of black market exchange rates since such rates are not objective or determinable. For the year ended December 31, 2015, there was only one official published rate for Egyptian pounds. There were two official published rates for Egyptian pounds for the year ended December 31, 2016. Therefore, we concluded that the lowest official rate should be applied in our consolidated and combined carve-out financial statements for revenues, expenses, assets and liabilities. The Partnership classifies cash in Egyptian pound in excess of working capital needs in Egyptian pounds as long-term restricted cash and cash in Egyptian pounds required as guarantees as short-term restricted cash. The Partnership reduced its exposure to devaluation of the Egyptian pounds in 2016 by repaying $0.5 million of amounts due to owners and affiliates in Egyptian pounds and by decreasing the revenues denominated in Egyptian pounds to more closely match its working capital requirements. As a result, there was no long-term restricted cash in Egyptian pounds as of December 31, 2016 compared with $0.4 million as of December 31, 2015. On March 14, 2016, the Egyptian authorities devalued the Egyptian pound to the U.S. dollar by approximately 14%, resulting in a foreign exchange loss of approximately $0.2 million. On November 3, 2016, the Egyptian central bank announced the intention to allow Egyptian pounds to trade freely and increased the interest rates by 300 basis points, resulting in an additional foreign exchange loss of approximately $0.1 million for the year ended December 31, 2016. Removing currency restrictions and introducing market based rates should allow for exchangeability between Egyptian pounds and other currencies over time.

Based on outstanding balances of monetary assets and liabilities as of December 31, 2016, we estimate that a 15% reduction in the Egyptian pound to U.S. dollar rate would result in an immaterial loss on foreign exchange.

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

Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In August 2014, the Financial Accounting Standards Board (“FASB”) issued new guidance for Presentation of Financial Statements – Going Concern. The amendments provide guidance for management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern within one year after the date the financial statements are issued and to provide related footnote disclosures. No disclosure is required if there is no substantial doubt an entity’s ability to continue as a going concern. The amendments are effective for annual periods ending after December 15, 2016, and including interim periods within those annual periods. The Partnership implemented this guidance which did not impact the Partnership’s consolidated financial statements.

In February 2015, the FASB issued revised guidance for consolidation, Amendments to the Consolidation Analysis. This guidance modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities and affects the consolidation analysis of reporting entities that are involved with variable interest entities. All legal entities are subject to re-evaluation under the revised consolidation model. The amendment is effective for interim and annual reporting periods beginning after December 15, 2015. The Partnership’s adoption of this guidance did not impact the Partnership’s consolidated financial statements.

In November 2015, the FASB issued revised guidance for the classification of deferred taxes, Balance Sheet Classification of Deferred Taxes. Under the new guidance, companies are required to classify all deferred tax assets and liabilities as non-current on the balance sheet instead of separating deferred taxes into current and non-current amounts. Also, companies will no longer allocate valuation allowances between current and non-current deferred tax assets because those allowances also will be classified as non-current. The guidance may be adopted on either a prospective or retrospective basis. The guidance is effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. However, early adoption is permitted. The Partnership early adopted the guidance as of December 31, 2016 and has adjusted the consolidated balance sheet as of December 31, 2015 on a retrospective basis. The reclassification reduced current assets by $381 thousand and increased non-current assets by $381 thousand as of December 31, 2015, and the reclassification reduced current liabilities by $450 thousand and increased non-current liabilities by $450 thousand as of December 31, 2015.

There are no other recent accounting pronouncements, whose adoption had a material impact on the consolidated financial statements in the current year.

Recently issued accounting pronouncements

In May 2014, the FASB issued a new accounting standard, Revenue from Contracts with Customers, as subsequently updated by the FASB. Under the new standard, an entity must identify performance obligations and the transaction price in a contract, and allocate the transaction price to specific performance obligations to recognized revenue when the obligations are completed. Revenue for most contracts with customers will be recognized when promised goods or services are transferred to customers in an amount that reflects consideration that the entity expects to be entitled, subject to certain limitations. Under the new standard, additional qualitative and quantitative disclosures are required. The scope of this guidance does not apply to leases, financial instruments, guarantees and certain non-monetary transactions. However, the scope of the guidance does apply to the allocation of the transaction price to lease elements and non-lease elements. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Partnership has made an initial assessment of the impact of this standard on its contracts for evaluating potential material effects of this standard on its consolidated financial statements when adopted. The most significant implementation matters for the Partnership involve the allocation of the transaction price, subject to certain limitations, to the lease element, which is covered by other guidance, and the non-lease or service element for which this guidance applies. Based upon the analysis to date, the Partnership does not expect material effects to the allocation of the transaction price to lease elements and service elements or material effects on the timing or amounts of revenue recognized under the guidance of this standard. The Partnership will complete detailed analysis on a contract by contract basis prior to implementing the standard and evaluating the disclosure requirements. The Partnership will implement the standard on January 1, 2018 and expects to apply the modified retrospective approach with the cumulative effect of initially applying the standard as an adjustment to the opening balance of equity.

In February 2016, the FASB issued revised guidance for leasing, Leases. The objective is to establish the principles that lessors and lessees shall apply to report useful information to users of financial statements about the amount, timing and uncertainty of cash flows arising from a lease. The standard is effective for annual periods beginning after December 15, 2018, and including interim periods within those annual periods. Early adoption is permitted. The Partnership is currently assessing the impact the adoption of this standard will have on the consolidated financial statements and related disclosures.

In August 2016, the FASB issued revised guidance for Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. The guidance clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Partnership is currently assessing the impact the adoption of this standard will have on the consolidated statement of cash flows.

In November 2016, the FASB issued revised guidance for Statement of Cash Flows: Restricted Cash. The amendments require that the statement of cash flows explain the change during the period in the total cash, cash equivalents and amounts generally described as restricted cash when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted. The Partnership is currently assessing the impact the adoption of this standard will have on the consolidated statement of cash flows.

In January 2017, the FASB issued revised guidance for Business Combinations: Clarifying the Definition of a Business. The amendments clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions of businesses. The amendments provide a screen to determine when an acquisition is not a business.  The screen may apply when substantially all of the fair value related to a single, or group of similar, identifiable asset(s). If the screen is not met, it (1) requires that to be considered a business, an acquisition must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output and (2) removes the evaluation of whether a market participant could replace the missing elements. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Partnership is currently assessing the impact the adoption of this standard will have on further acquisitions.

C.	Research and Development, Patents and Licenses, Etc.

Not applicable.

D.	Trend Information

Outlook and Trends

There were unscheduled repairs during the first quarter of 2017 for the Höegh Gallant which are expected to reduce operating income by equivalent of approximately 5 days of off-hire. The Neptune has started a sub-charter in Turkey in an FSRU capacity and could have minor periods of reduced hire due to the transition in the first quarter of 2017, impacting equity on earnings of joint ventures.

Our FSRUs operate under long-term fixed rate contracts and are the critical infrastructure necessary for the import of LNG. We believe lower LNG prices will positively impact demand for LNG and, as a result, FSRUs. Recent projects in Colombia and Turkey that utilize the Partnership’s FSRUs have emerged as new sources of LNG demand since 2015. Moreover, Höegh LNG recently announced projects for new FSRUs to serve in Ghana and Pakistan. Other project announcements in 2016 include those in Bangladesh, Brazil, the United Arab Emirates, and another in Pakistan. We believe that attractive LNG pricing and adoption of FSRU technology will result in further FSRU projects that may become potential opportunities for us in the future.

Höegh LNG is obligated to offer to the Partnership any FSRU or LNG carrier operating under a charter of five or more years. We believe the time charters entered into by Höegh LNG may provide opportunities for us to acquire additional vessels. However, there can be no assurance that we will acquire any vessels from Höegh LNG.

E.	Off-Balance Sheet Arrangements

As of December 31, 2016, there were no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

	Payments Due by Period
		Less			More
		than 1	1-3	4-5	than 5
(in thousands of U.S. dollars)	Total	Year	Years	Years	Years
Long term debt	$384,103	32,208	231,935	55,742	$64,218
Interest commitments on long-term debt and interest rate swaps(1)	44,421	13,153	23,425	6,373	1,470
Purchase obligations (2)	91,768	91,768	—	—	—
Other long-term liabilities(3)	11,639	404	11,235	—	—
Total	$531,931	137,533	266,595	62,115	$65,688

(1)	Our interest commitments on long-term debt and interest rate swaps are calculated based upon the varying margins by tranche of the Lampung facility and the fixed interest rate of the interest rate swaps since we are fully hedged. We swap a floating LIBOR interest rate on our long-term debt for a fixed interest rate on our swaps.

(2)	On December 1, 2016, we and our operating company entered into a contribution, purchase and sale agreement with Höegh LNG pursuant to which we acquired a 51% ownership interest in the Höegh Grace entities. The acquisition closed on January 3, 2017.

(3)	Our consolidated balance sheet includes other long-term liabilities for an advance provided by the charterer to fund refundable value added tax on the import of the FSRU. The current portion of the advance of $0.4 million is included in our consolidated balance sheet as accrued liabilities and other payables which is reflected in the table above.

G.	Safe Harbor

Please read “Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

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

Name	Age	Position
Sveinung Støhle	58	Chairman of the Board of Directors
Steffen Føreid	48	Director
Claibourne Harris	67	Director, Member of the Audit Committee, Member of the Conflicts Committee
Morten W. Høegh	43	Director
Andrew Jamieson	69	Director, Member of the Audit Committee
Robert Shaw	61	Director, Member of the Audit Committee, Chairman of the Conflicts Committee
David Spivak	49	Director, Chairman of the Audit Committee, Member of the Conflicts Committee
Richard Tyrrell	43	Chief Executive Officer and Chief Financial Officer

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

Andrew Jamieson has served as our director since April 2014. He has extensive experience in the energy industry, in general, and in LNG, in particular. Since 2009, Mr. Jamieson has served as a director of Höegh LNG. From 1974 to 2009, Mr. Jamieson held various positions with Royal Dutch Shell plc in the United Kingdom, the Netherlands, Denmark, Australia and Nigeria. Specifically, from 2005 to 2009, he served as Executive Vice President Gas & Projects and Member of the Gas & Power Executive Committee. From 1999 to 2004, he was Managing Director of Nigeria LNG Limited and Vice President of Bonny Gas Transport Limited. While at Royal Dutch Shell plc, Mr. Jamieson also was in charge of the North West Shelf Project in Australia and served as a director on various Royal Dutch Shell plc companies. In 2006, he was made an Officer of the Order of the British Empire (OBE) for “services to British business and sustainable development in Nigeria”. Mr. Jamieson serves on the boards of GTT (Gaztransport & Technigaz) and Crysaor Holdings Ltd. Previously Mr. Jamieson also served on the boards of Woodside Petroleum Ltd., Seven Energy Limited and Velocys PLC. Mr. Jamieson holds a Ph.D. degree from Glasgow University, is the Past President of the Institute of Chemical Engineers and a Fellow of the Royal Academy of Engineering.

Robert Shaw has served as our director since April 2014. Since 2008, Mr. Shaw has been an owner and a managing director of Mystras Ventures LLC, which makes dry bulk shipping industry-related investments. From 2001 to 2007, Mr. Shaw held various positions at Navios Maritime Holdings Inc., including board member, Executive Vice President, General Counsel and President. From 1985 to 2000, Mr. Shaw was a partner at Healy & Baillie LLP, a law firm specializing in shipping and international commercial law. Since 2013, Mr. Shaw has been a managing director of Sea Trade Holdings Inc. and its subsidiaries which own and operate dry bulk ships. Mr. Shaw also was the chairman and is a member of the board of the Carnegie Council for Ethics in International Affairs and a board member and the Vice President of the Society of Maritime Arbitrators, Inc. Mr. Shaw was admitted to the Law Society of England and Wales in 1980 and the New York bar in 1981 and holds a Bachelor of Arts in Jurisprudence from St John’s College, Oxford University.

David Spivak has served as our director since April 2014. Since May 2016, Mr. Spivak has served as the chief financial officer of Seaspan Corporation. From 2013 to 2016, Mr. Spivak was the president and founder of Brockstreet Consulting, a strategic business and financial consulting firm. From 1995 to 2012, Mr. Spivak worked at Citigroup as a capital markets professional and investment banker. He held a variety of positions at Citigroup, including serving as a Managing Director in the Investment Banking and Equity Capital Markets Divisions, as well as serving as the Canadian Head of Global Capital Structuring. From 2005 to 2009, Mr. Spivak was head of Citigroup’s shipping equity franchise in New York. Prior to joining Citigroup, Mr. Spivak worked at Coopers & Lybrand in the Financial Advisory Services Group. Mr. Spivak has a Master of Business Administration from the University of Chicago and a Bachelor of Commerce from the University of Manitoba. He also is a Certified Public Accountant (inactive) and member of the TSX Listings Advisory Committee.

Richard Tyrrell joined Leif Höegh UK, where he also serves as a director, in January 2014 in readiness to serve as the Chief Executive Officer and Chief Financial Officer of us and Höegh UK. Prior to joining Leif Höegh UK, Mr. Tyrrell served as a Managing Director in the energy team of Perella Weinberg Partners, a global, independent advisory and asset management firm, from June 2009 until January 2014. From 2008 to February 2009, Mr. Tyrrell was an investment professional with Morgan Stanley Infrastructure, an infrastructure investment and management platform with $4 billion under management, where he evaluated principal investment opportunities. From 2003 to 2008, Mr. Tyrrell worked for various departments of Morgan Stanley’s Investment Banking Division, including its Global Energy and Utilities Group and its United Kingdom Mergers and Acquisitions Group. From 1994 to 2000, Mr. Tyrrell served as a technical manager and field engineer for Schlumberger Limited in Australia and Southeast Asia. Mr. Tyrrell has a Master of Business Administration from Harvard Business School and an undergraduate degree in Mechanical Engineering from the Imperial College of Science, Technology and Medicine.

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

Executive Compensation

We did not pay any compensation to our directors or our Chief Executive Officer and Chief Financial Officer or accrue any obligations with respect to management incentive or retirement benefits for our directors and our Chief Executive Officer and Chief Financial Officer prior to our IPO. Pursuant to the administrative services agreement that we and our operating company entered into with Höegh UK, Richard Tyrrell, as an officer of Höegh UK, provides executive officer functions for our benefit. Mr. Tyrrell is responsible for our day-to-day management subject to the direction of our board of directors. Our officers and employees and officers and employees of our subsidiaries and affiliates of Höegh LNG and our general partner may participate in employee benefit plans and arrangements sponsored by Höegh LNG, our general partner or their affiliates, including plans that may be established in the future. Under our administrative services agreement with Höegh UK, we paid $2.8 million for the year ended December 31, 2016, including $1.7 million for provision of services to Höegh UK from Höegh Norway under the Höegh Norway Administrative Services Agreement, under which Höegh UK has subcontracted provision of certain services to Höegh Norway. Höegh UK paid Richard Tyrrell’s compensation.

In connection with the IPO, Mr. Tyrrell entered into an employment agreement with Leif Höegh UK dated December 4, 2013 and effective on January 15, 2014, which was subsequently assigned from Leif Höegh UK to Höegh UK. Pursuant to the employment agreement, Mr. Tyrrell serves as Höegh UK’s Chief Executive Officer and Chief Financial Officer and is based in London. His base salary was GBP 0.3 million for the year ended December 31, 2016. In addition, the employment agreement also provides for a discretionary annual bonus (as determined by Höegh UK) and pension benefits, which was equal to GBP 0.2 million for the year ended December 31, 2016. Mr. Tyrrell’s employment may be terminated on three months’ prior written notice by either Mr. Tyrrell or Höegh UK. Höegh UK may also terminate the employment agreement with immediate effect upon certain specified “cause” events. The employment agreement includes post-termination restrictive covenants prohibiting Mr. Tyrrell from competing or soliciting customers or employees for a period of six months after the termination of his employment.

Compensation of Directors

Directors receive compensation for attending meetings of our board of directors, as well as committee meetings. On February 28, 2016, we adopted an increase to the compensation for our board of directors, effective for the year ended December 31, 2016. During the year ended December 31, 2016, directors each received a director fee of $75,000 per year (paid half in cash and half in equity-based amounts). Chairpersons of the audit and conflicts committees each received a committee fee of $20,000 per year, and other committee members received a committee fee of $10,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of our board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

2014 Long-Term Incentive Plan

In connection with our initial public offering, we adopted the Höegh LNG Partners LP 2014 Long-Term Incentive Plan, or the “LTIP,” for our employees, officers, consultants and directors who perform services for us and our subsidiaries. The LTIP provides for the grant of unit options, unit appreciation rights, restricted units, unit awards, phantom units, distribution equivalent rights, cash awards, performance awards, other unit-based awards and substitute awards (collectively, “awards”). These awards are intended to align the interests of employees, officers, consultants and directors with those of our unitholders and to give such individuals the opportunity to share in our long-term performance. During the year ended December 31, 2016, we granted 21,500 phantom units to Richard Tyrrell under the LTIP. One-third of the phantom units vest as of December 31, 2017, 2018 and 2019, respectively. Additionally, during the year ended December 31, 2016, we awarded a total of 10,650 common units to non-employee directors under the LTIP as compensation for directors’ fees, with an aggregate grant date fair value of $0.2 million, based on our closing unit price on the grant date. During the year ended December 31, 2015, we granted no awards under the LTIP.

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

Our current board of directors consists of seven members, three of whom were appointed by our general partner and four of whom were elected by our common unitholders. Sveinung Støhle, Steffen Føreid and Claibourne Harris were appointed by our general partner and will serve for terms as determined by our general partner. The directors elected by our common unitholders, Morten W. Høegh, Andrew Jamieson, David Spivak and Robert Shaw, are divided into four classes serving staggered terms. Mr. Jamieson is designated as our Class I elected director and will serve until our annual meeting of unitholders in 2019, Mr. Shaw is designated as our Class II elected director and will serve until our annual meeting of unitholders in 2020, Mr. Spivak is designated as our Class III elected director and will serve until our annual meeting of unitholders in 2017, and Mr. Høegh is designated as our Class IV elected director and will serve until our annual meeting of unitholders in 2018. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders may be nominated by our board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

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

Employees of Höegh LNG’s affiliates provide administrative services to us pursuant to the administrative services agreements. Our board of directors has the authority to hire other employees as deemed necessary. Certain affiliates of Höegh LNG also provide commercial and technical management services to our fleet pursuant to ship management agreements, the Gallant management agreement, a sub-technical support agreement and commercial and administration management agreements. As of March 31, 2017, a total crew of approximately 260 people was employed by Höegh LNG’s subsidiaries to operate our FSRUs.

E.	Unit Ownership

Please read “Item 7.A. Major Unitholders.”

Item 7.	Major Unitholders and Related Party Transactions

A.	Major Unitholders

The following table sets forth the beneficial ownership of our common units and subordinated units as of March 31, 2017, by each of our directors and executive officers and each person that we know to beneficially own more than 5% of our outstanding common or subordinated units:

					Percentage of
					Total Common
					and
					Subordinated
	Common Units		Subordinated Units		Units
	Beneficially Owned		Beneficially Owned		Beneficially
Name of Beneficial Owner	Number	Percent	Number	Percent	Owned
Höegh LNG Holding Ltd.(1)	2,116,060	10.7%	13,156,060	100%	46.4%
FMR LLC(2)	1,417,855	7.2%	—	—	4.3%
Oceanic Investment Management Limited(3)	1,663,281	8.4%	—	—	5.1%
Huber Capital Management LLC(4)	1,239,700	6.3%	—	—	3.8%
Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne(5)	1,793,653	9.1%	—	—	5.4%
Goldman Sachs Asset Management(6)	1,994,713	10.1%	—	—	6.1%
Sveinung Støhle (Chairman of the Board of Directors)	*	*	—	—	*
Steffen Føreid (Director)	*	*	—	—	*
Claiborne Harris (Director)	*	*	—	—	*
Morten W. Høegh (Director)(7)	334,630	1.7%	—	—	1.0%
Andrew Jamieson (Director)	*	*	—	—	*
Robert Shaw (Director)	*	*	—	—	*
David Spivak (Director)	*	*	—	—	*
Richard Tyrell (Chief Financial Officer and Chief Financial Officer)	*	*	—	—	*
All directors and executive officers as a group (8 persons)	397,959	2.0%	—	—	1.2%

* Less than 1%

(1)	Höegh LNG Holdings Ltd. is a public company listed on the Oslo Børs stock exchange. Leif Höegh & Co. Ltd. is the largest shareholder of Höegh LNG Holdings Ltd., holding a 41.4% ownership interest. Leif Höegh & Co. Ltd. is indirectly controlled by Leif O. Høegh and a family trust under which Morten Høegh, one of our directors, is the primary beneficiary.
(2)	FMR LLC and Abigail P. Johnson (collectively, “FMR LLC”) each have shared voting power and shared dispositive power as to 1,417,855 units. This information is based on the Schedule 13G/A filed by FMR LLC on February 14, 2017.
(3)	Oceanic Hedge Fund, Oceanic Opportunities Master Fund, L.P., Tufton Oceanic (Isle of Man) Limited, Oceanic Opportunities GP Limited, Cato Brahde and Oceanic Investment Management Limited (collectively, “Oceanic Investment Management Limited”) each have shared voting power and shared dispositive power of up to 1,663,281 units. This information is based on the Schedule 13G/A filed by Oceanic Investment Management Limited on February 14, 2017.
(4)	Huber Capital Management LLC has sole voting power as to 653,000 and sole dispositive power as to 1,239,700 units. This information is based on the Schedule 13G filed by Huber Capital Management, LLC on February 13, 2017
(5)	Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne have shared voting power as to 939,169 units and shared dispositive power as to 1,793,653 units. This information is based on the Schedule 13G/A filed by Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne on January 26, 2017.
(6)	Goldman Sachs Asset Management, L.P. and GS Investment Strategies, LLC (collectively, “Goldman Sachs Asset Management”) have shared voting power and shared dispositive power as to 1,994,713 units. This information is based on the Schedule 13G/A filed by Goldman Sachs Asset Management on January 10, 2017.
(7)	Morten W. Høegh may be deemed to have shared beneficial ownership of 334,630 common units through direct and indirect ownership interests in Leif Höegh & Co Ltd., Brompton Cross VI Limited and Brompton Cross VII Limited. Morten W. Høegh has an indirect minority ownership and voting interest in Fraternitas AS, which beneficially owns 50,000 common units. If the common units owned by Fraternitas AS were deemed to be beneficially owned by Mr. Høegh, then he would share beneficial ownership of a total of 384,630 common units, or 1.95% of the common units issued and outstanding as of March 31, 2017.

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

Höegh LNG exercises influence over the Partnership through our general partner, a wholly owned subsidiary of Höegh LNG, which in its sole discretion appoints three directors to our board of directors. Please read “Item 6. Directors, Senior Management and Employees—Management of Höegh LNG Partners LP.” Höegh LNG also exercises influence over the Partnership through its ownership of all of our subordinated units. At the end of the subordination period, assuming no additional issuances of common units and the conversion of our subordinated units into common units, Höegh LNG will own approximately 46.4% of our common units.

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

In addition, under the omnibus agreement we agree, and cause our subsidiaries to agree, to acquire, own, operate or charter Five-Year Vessels only. The restrictions in this paragraph will not prevent us or any of our subsidiaries from:

(1)	owning, operating or chartering any Non-Five-Year Vessel that was previously a Five-Year Vessel while owned by us;

(2)	acquiring Non-Five-Year Vessels as part of the acquisition of a controlling interest in a business or package of assets and owning, operating or chartering those vessels; provided, however, that:

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

(3)	acquiring, owning, operating or chartering any Non-Five-Year Vessels subject to the offer to Höegh LNG described in clause (2) above, pending its determination whether to accept such offer and pending the closing of any offer it accepts; or

(4)	acquiring, owning, operating or chartering Non-Five-Year Vessels if Höegh LNG has previously advised us that it consents to such acquisition, ownership, operation or charter.

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

Each month, we and our operating company reimburse Höegh UK for its reasonable costs and expenses incurred in connection with the provision of the services under the Höegh UK Administrative Services Agreement. In addition, Höegh UK receives a service fee in U.S. Dollars equal to 5.0% of the costs and expenses incurred by them in connection with providing services. Amounts payable by us or our operating company must be paid promptly upon receipt of an invoice for such costs, expenses and supporting detail that may be reasonably required. Our operating company reimbursed Höegh UK approximately $2.8 million, $3.1 million and $1.2 million in total under the Höegh UK Administrative Services Agreement for the years ended December 31, 2016, 2015 and 2014, respectively.

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

Höegh Norway Administrative Services Agreement

Under the Höegh UK Administrative Services Agreement, Höegh UK is permitted to subcontract to Höegh Norway certain of the above-mentioned administrative services provided to us pursuant to an administrative services agreement with Höegh Norway (as amended, the “Höegh Norway Administrative Services Agreement”). This agreement has an initial term of five years. The services provided under the Höegh Norway Administrative Services Agreement will be provided in a diligent manner, as Höegh UK may reasonably direct. The Höegh Norway Administrative Services Agreement may be terminated by Höegh UK for any reason in its sole discretion upon 90 days’ written notice. The Höegh Norway Administrative Services Agreement may also be terminated solely by Höegh Norway upon 90 days’ written notice if:

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

Each month, Höegh UK reimburses Höegh Norway for its reasonable costs and expenses incurred in connection with the provision of the services under the Höegh Norway Administrative Services Agreement. In addition Höegh Norway receives a service fee in U.S. Dollars equal to 3.0% of the costs and expenses incurred by them in connection with providing services. Amounts payable by Höegh UK must be paid promptly upon receipt of an invoice for such costs, expenses and supporting detail that may be reasonably required. Höegh UK reimbursed Höegh Norway approximately $1.7 million, $2.2 million and $0.6 million in total under the Höegh Norway Administrative Services Agreement for the years ended December 31, 2016, 2015 and 2014, respectively.

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

Höegh UK reimburses Leif Höegh UK for its reasonable costs and expenses incurred in connection with its administrative services agreement with Höegh UK. In addition, Leif Höegh UK receives a services fee equal to 5% of the costs and expenses of secretarial services under the agreement. Höegh UK reimbursed Leif Höegh UK approximately $0.1 million, $0.1 million and $0.1 million in total under this administrative services agreement for the years ended December 31, 2016, 2015 and 2014, respectively.

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

Each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. pays Höegh Norway an annual management fee equal to costs incurred plus 3%. Höegh FSRU III pays Höegh Norway a specified management fee with annual escalations of 3%. Höegh Norway was paid management fees of approximately $0.7 million, $0.7 million and $0.1 million under the commercial and administration management agreements with each of SRV Joint Gas Ltd., SRV Joint Gas Two Ltd and Höegh FSRU III, respectively, for the year ended December 31, 2016. For the year ended December 31, 2015 management fees of approximately $0.7 million, $0.7 million and $0.1 million were paid under the commercial and administration management agreements by each of SRV Joint Gas Ltd., SRV Joint Gas Two Ltd. and Höegh FSRU III, respectively. For the year ended December 31, 2014, management fees of approximately $0.6 million, $0.7 million and $0.1 million were paid under the commercial and administration management agreements by each of SRV Joint Gas Ltd., SRV Joint Gas Two Ltd. and Höegh FSRU III, respectively.

Each of SRV Joint Gas Ltd., SRV Joint Gas Two Ltd. and Höegh FSRU III also will indemnify Höegh Norway and its employees and agents against claims brought against them under the applicable commercial and administration management agreement. The agreements may be terminated by either party upon 90 days’ written notice.

Ship Management Agreements and Sub-Technical Support Agreement

In order to assist with the technical and maritime management of the vessels, each of SRV Joint Gas Ltd., SRV Joint Gas Two Ltd., Höegh Cyprus and Höegh Colombia has entered into a ship management agreement with Höegh LNG Management, and Höegh Norway has entered into a sub-technical support agreement with Höegh LNG Management for the technical management of the PGN FSRU Lampung. Each of the ship management agreements and the sub-technical support agreement provides that Höegh LNG Management must use its best endeavors to provide technical services, including but not limited to the following:

·	crew management: except with respect to the ship management agreements with Höegh Cyprus and Höegh Colombia, providing suitably qualified crew for each vessel, arranging for all transportation of the crew, ensuring the crew meets all medical requirements of the flag state, training the crew and conducting union negotiations;

·	technical management: supervise the maintenance and efficiency of the vessel, arranging and supervising drydockings, repairs, alterations and maintenance of the vessel and arranging and supplying the necessary stores, spares and lubricating oils;

·	provisions: arranging for the supply of provisions; and

·	accounting: establishing an accounting system that keeps true and correct accounts with respect to ship management services and maintains the records of all costs and expenditures incurred.

Each of the ship management agreements may be terminated by Höegh LNG Management if the vessel owner fails to pay any amount due under the agreement or employs the vessel in a hazardous or illegal manner. Each of these agreements also may be terminated by the vessel owner if Höegh LNG Management is in material breach of its obligations. If the vessel is sold, becomes a total loss or is requisitioned, or if an order or resolution is passed for the winding up, dissolution, liquidation or bankruptcy of either party or if a receiver is appointed for either party, the agreement terminates. With respect to the ship management agreements or sub-technical support agreement with each of SRV Joint Gas Ltd., SRV Joint Gas Two Ltd., Höegh Norway and Höegh Cyprus, either party may terminate the ship management agreements and the sub-technical support agreement upon 30 days’ notice (with respect to the ship management agreement with Höegh Cyprus) or 90 days’ notice (with respect to the other agreements).

For the respective years ended December 31, 2016, 2015 and 2014, annual management fees of approximately $3.0 million, $2.3 million and $1.8 million in the aggregate were paid under the ship management agreements or sub-technical support agreement. In addition, the vessel owner must indemnify Höegh LNG Management and its employees, agents and subcontractors against all actions, proceedings, claims, demands or liabilities arising in connection with the performance of the ship management agreements or the sub-technical support agreement, unless the same resulted solely from the negligence, gross negligence or willful default of Höegh LNG Management or its employees, agents and subcontractors, in which case Höegh LNG Management will be liable in an amount up to 10 times the annual management fee.

Gallant Management Agreement

Höegh Cyprus is party to a management agreement with Höegh Norway, pursuant to which Höegh Norway provides administrative, commercial and technical management services, each as instructed from time to time by Höegh Cyprus. The services performed under the Gallant management agreement may include, but are not limited to:

•	Administrative management services, including:
o	provision of a person to be appointed as president or managing director of Höegh Cyprus;
o	services relating to the day-to-day running of the business of Höegh Cyprus;
o	management and provision of controller functions for financial matters;
o	arranging entry into loan agreements, currency exchange agreements, interest hedging agreements, financial swap agreements, and other agreements in respect of futures and derivative instruments, each subject to the authorization of Höegh Cyprus’s board of directors;
o	provision of budgets and financial statements, including long- and short-term budgets, long term financial forecasts, status reports and projections, annual reports and quarterly reports;
o	handling and settling minor claims by third parties; and
o	bringing or defend ingactions, suits and proceedings;
•	commercial management services, including;
o	chartering services, including seeking and negotiating employment for the Höegh Gallant, appointment of brokers and agents, and concluding charter contracts, subject to the authorization of Höegh Cyprus’ board of directors;
o	arranging the provision of bunker fuel for the Höegh Gallant;
o	operation of the Höegh Gallant, including the provision of compatibility/interface studies, FSRU approval and vetting processes and voyage estimates and accounts and calculation of hire, freights, demurrage and dispatch moneys due from or due to the charterer, and the issuance of voyage instructions, appointing agents and stevedores and to arrange survey of cargoes; and
o	freight management, including provision of freight estimates and accounts and calculation of hire and freights and/or demurrage and dispatch money due from or due to charterers and arranging proper payment of all hire and freight revenues; and
•	technical management services, including arranging insurance and handling and settling all insurance, salvage and other claims.

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

Höegh Cyprus pays Höegh Norway an annual management fee in NOK of Höegh Norway’s documented costs plus 3%. An estimate of the annual management fee forms the basis of an amount payable by equal monthly instalments in arrears. Settlement of the discrepancy between the estimated management fee and the actual management fee takes place at the end of each calendar year. Höegh Cyprus paid Höegh Norway approximately $0.1 million and $0.1 million under Gallant management agreement for the years ended December 31, 2016 and 2015.

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

Each month, PT Höegh pays Höegh Norway a fee for the provision of the technical information, including the intellectual property rights, and the services. The monthly fee consists of (i) a license fee and (ii) a service fee consisting of a pro rata payment of the estimated annual costs incurred by Höegh Norway under the technical information and services agreement and a 5.0% fee on such payment. The service fee is reconciled annually with the actual costs incurred by Höegh Norway during the prior calendar year. Any amounts payable after such reconciliation must be paid by the owing party no later than 44 days after the end of each such calendar year. PT Höegh paid Höegh Norway approximately $0.05 million, $0.05 million and $0.02 million under the technical information and services agreement for the years ended December 31, 2016, 2015 and 2014, respectively.

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

Secondment Agreement

Höegh Cyprus has entered into a secondment agreement with Höegh Maritime Management pursuant to which Höegh Maritime Management provides crew to the Höegh Gallant. During their period of service, the crew members remain employees of Höegh Maritime Management, but are seconded to, and operate under the instruction and supervision of, Höegh Cyprus. Either party may terminate the secondment agreement upon six months’ written notice to the other party or upon a material breach by the other party (not cured within 10 days). Höegh Cyprus reimburses Höegh Maritime Management for the salaries and other expenses of the seconded employees. Höegh Cyprus also reimburses Höegh Maritime Management for any amount paid to manning agents used for hiring crew, plus a service fee equal to 5.0% of such amount and an administration fee of up to $5,000, with all payments made in U.S. Dollars. During the years ended December 31, 2016 and 2015, respectively, Höegh Maritime Management charged approximately $3.9 million and $2.1 million to Höegh Cyprus pursuant to the secondment agreement.

Höegh Grace Services Agreements

Höegh Colombia and Höegh FSRU IV have entered into several agreements with affiliates of Höegh LNG and Höegh Autoliners Ltd. to provide services related to the Höegh Grace (the “Höegh Grace Services Agreements”):

·	a manning agreement with Höegh Fleet Services Philippines Inc. (an affiliate of Höegh Autoliners Ltd.) to recruit and engage crew for the vessel, including planning the crew rotation schedule, processing employment contracts and arranging visas and travel to the vessel; in exchange for reimbursement of costs, plus a service fee equal to 5.0%;

·	a technical services agreement with Höegh Norway to provide technical services for the vessel, including arranging for the provision of bunker fuel, operational support, providing access to the information technology systems of Höegh LNG and providing technical information and supporting documentation as requested by Höegh Colombia; in exchange for specified hourly rates, plus a service fee equal to 3.0% and an additional fee calculated based on the scope of use of Höegh LNG’s information technology systems;

·	a management consulting agreement with Höegh Norway to provide support related to certain management activities, including support and advice to the management of Höegh Colombia regarding operational and financial matters, assistance with the preparation of budgets and the provision of controller functions for financial matters; in exchange for specified hourly rates, plus a service fee equal to 3.0%;

·	a crew recruitment consulting services agreement with Höegh Maritime Management to provide professional consulting services in connection with recruitment of crew and other employees, including evaluating and recommending to Höegh Colombia individuals that meet its hiring specifications, executing employment contracts with individuals approved by Höegh Colombia and arranging visas and travel to the vessel; in exchange for reimbursement of costs, plus a 5.0% fee charged on certain administrative costs and on any amount paid to manning agents used for hiring crew;

·	an agreement for provision of professional payment services with Höegh Maritime Management to provide services in connection with the payment of monthly salaries to the crew and employees working on the vessel; in exchange for reimbursement of costs, plus a service fee equal to 5.0%; and

·	a spare parts procurement and insurance services agreement with Höegh LNG Management to arrange for the supply of spare parts and the insurance coverage for the vessel; in exchange for an annual fee of $116,500 plus reimbursement of certain expenses.

Höegh Colombia and Höegh FSRU IV paid an aggregate of approximately $3.6 million to the service providers under the Höegh Grace Services Agreements for the year ended December 31, 2016.

Revolving Credit Facility with Höegh LNG

In connection with the closing of the IPO, we entered into a $85 million revolving credit facility with Höegh LNG, to be used to fund acquisitions and our working capital requirements. The revolving facility is for a term of three years and is unsecured. Interest on drawn amounts is payable quarterly at LIBOR plus a margin of 4.0%. Additionally, we pay a 1.4% quarterly commitment fee to Höegh LNG on undrawn available amounts under the revolving credit facility. On February 28, 2016, the parties amended the revolving credit facility to extend its availability to January 1, 2020.

For a more detailed description of this credit facility, please read “Item 5.B—Liquidity and Capital Resources—Borrowing Activities—Revolving Credit Facility and Seller’s Credit Note Due to Owners and Affiliates—Revolving Credit Facility with Höegh LNG.”

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

Höegh Cyprus, a wholly owned subsidiary of Höegh FSRU III, together with Höegh FSRU IV, the entity that owns the Höegh Grace, are borrowers under a term loan facility which is secured with a first priority mortgage of the Höegh Gallant and the Höegh Grace. Höegh LNG, Höegh FSRU III, Höegh Colombia Holding and the Partnership are guarantors for the facility. All of the tranches under the Gallant/Grace facility are cross-defaulted, cross-collateralized, and cross-guaranteed (except that the Partnership does not guarantee 49% of the obligations of Höegh FSRU IV). The obligations of the Borrowers are joint and several.

Under the contribution purchase and sale agreement we entered into with respect to the purchase of the entity that indirectly owns the Höegh Gallant, Höegh LNG will indemnify us for:

•	losses from breach of warranty;
•	losses related to certain environmental and tax liabilities attributable to the operation of the Höegh Gallant prior to the closing date;
•	all capital gains tax or other export duty incurred in connection with the transfer of the Höegh Gallant outside of Höegh Cyprus’ permanent establishment in a Public Free Zone in Egypt;
•	any recurring non-budgeted costs owed to Höegh LNG Management with respect to payroll taxes;
•	any non-budgeted losses suffered or incurred in connection with the commencement of services under the time charter with EgyptCo or EgyptCo’s time charter with EGAS; and
•	liabilities under the Gallant/Grace facility not attributable to the Höegh Gallant.

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

For a more detailed description of the Höegh Gallant time charter with EgyptCo, the Gallant/Grace facility and the seller’s credit note, please read “Item 4.B. Business Overview—Vessel Time Charters—Höegh Gallant Time Charter,” “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt—Gallant/Grace Facility” and “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Revolving Credit Facility and Seller’s Credit Note Due to Owners and Affiliates—Seller’s Credit Note from Höegh LNG,” respectively.

Acquisition of the Höegh Grace

On January 3, 2017, we closed the acquisition of a 51% ownership interest in Höegh Colombia Holding, the entity that owns Höegh FSRU IV and Höegh Colombia, the entities that own and operate the Höegh Grace (together with Höegh Colombia Holding, the “Höegh Grace entities”) for cash consideration of $91.8 million, excluding the working capital adjustment. Pursuant to the contribution, purchase and sale agreement we entered into with Höegh LNG with respect to acquisition of the 51% ownership interest in the Höegh Grace entities, we have a right of first offer to purchase the remaining 49% interest.

Under the contribution, purchase and sale agreement entered into with respect to the acquisition of the 51% ownership interest in the Höegh Grace entities, Höegh LNG will indemnify the Partnership for:

•	losses from breach of warranty;
•	losses related to certain environmental liabilities, damages or repair costs and tax liabilities attributable to the operation of the Höegh Grace prior to the closing date;
•	any recurring non-budgeted costs owed to tax authorities with respect to payroll taxes, taxes related to social security payments, corporate income taxes (including income tax for equality and surcharge on income tax for equality), withholding tax, port associations, local Cartagena tax, and financial transaction tax, including any penalties associated with taxes to the extent not reimbursed by the charterer;
•	any non-budgeted losses suffered or incurred in connection with the commencement of services under the Höegh Grace charter with SPEC; and
•	any losses suffered or incurred in relation to the performance guarantee we have provided with respect to the Höegh Grace charter, up to Höegh LNG’s pro rata share of such losses, based on its remaining ownership interest in Höegh Colombia Holding.

For a more detailed description of the Höegh Grace time charter with SPEC and the Gallant/Grace facility, please read “Item 4.B. Business Overview—Vessel Time Charters—Höegh Grace Charter” and “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt—Gallant/Grace Facility”, respectively.

In connection with our acquisition of a 51% ownership interest in Höegh Colombia Holding, we and Höegh LNG filed an amended and restated memorandum and articles of association for Höegh Colombia Holding with the Bermuda Registrar of Companies (the “memorandum and articles”). The memorandum and articles govern the ownership and management of Höegh Colombia Holding. Pursuant to the memorandum and articles, and except as set forth in the following paragraph, all powers to control and manage the business and affairs of Höegh Colombia Holding are vested in the board of directors of Höegh Colombia Holding, for which the Partnership has the power to appoint the majority of the directors.

As long as Höegh LNG remains a member of Höegh Colombia Holding, Höegh Colombia Holding may not approve, and may not permit Höegh Colombia or Höegh FSRU IV to approve, any of the following actions without consent of Höegh LNG:

•	any merger or consolidation involving Höegh Colombia Holding, Höegh Colombia or Höegh FSRU IV or any of their subsidiaries;
•	any sale or exchange of all or substantially all of the assets of Höegh Colombia Holding, Höegh Colombia or Höegh FSRU IV or any of their subsidiaries;
•	any dissolution or liquidation of Höegh Colombia Holding, Höegh Colombia or Höegh FSRU IV or any of their subsidiaries;
•	creating or causing to exist any consensual restriction on the ability of Höegh Colombia Holding, Höegh Colombia or Höegh FSRU IV or any of their subsidiaries to make distributions, pay any indebtedness, make loans or advances or transfer assets to their owners or subsidiaries;
•	settling or compromising any claim, dispute or litigation directly against, or otherwise relating to indemnification by Höegh Colombia Holding, Höegh Colombia or Höegh FSRU IV or any of their subsidiaries, of any of our or Hoegh LNG’s directors or officers;
•	issuing additional ownership interests in Höegh Colombia Holding, Höegh Colombia or Höegh FSRU IV or any of their subsidiaries; or
•	amending the memorandum and articles.

Other Related Party Transactions

Our activities were an integrated part of Höegh LNG until the closing of the IPO on August 12, 2014 and for the year ended December 31, 2013. We entered into several agreements with Höegh LNG (and certain of its subsidiaries) for the provision of services. Refer to note 3 to our consolidated and combined carve-out financial statements for additional information. As such, Höegh LNG has provided general and corporate management services to us. As described in note 2 to our consolidated and combined carve-out financial statements, prior to August 12, 2014, certain administrative expenses have been included in the historical combined carve-out financial statements based on actual hours incurred. In addition, management has allocated remaining administrative expenses and Höegh LNG management’s share based payment costs based on the number of vessels, newbuildings and business development projects of Höegh LNG prior to the closing of the IPO. A subsidiary of Höegh LNG provided the building supervision of the PGN FSRU Lampung and the Mooring and ship management for PGN FSRU Lampung and Höegh Gallant. Refer to notes 3, 4 and 17 to our consolidated and combined carve-out financial statements for additional information.

Amounts included in the consolidated and combined carve-out statements of income for the years ended December 31, 2016, 2015 and 2014 or capitalized or recorded in the consolidated balance sheets as of December 31, 2016 and 2015 are as follows:

	Year ended
Statement of income:	December 31,
(in thousands of U.S. dollars)	2016	2015	2014
Revenues
Time charter and construction contract revenues indemnified by Höegh LNG	$—	—	$13,269
Time charter revenue Höegh Gallant	47,741	12,575	—
Vessel operating and administrative expenses	(16,590)	(8,507)	(12,036)
Construction contract expenses	—	—	(1,451)
Interest income from joint ventures and demand note	827	7,568	4,959
Interest expense and commitment fees to Höegh LNG	(5,071)	(2,151)	(998)
Total	$26,907	9,485	$3,743

Balance sheet:	As of December 31,
(in thousands of U.S. dollars)	2016	2015
Equity:
Cash contribution for indemnifications payments from Höegh LNG	$3,843	$6,596
Issuance of units for board of directors' fees	189	—
Other and contribution from owner	426	135
Total	$4,458	$6,731

Our trade liabilities, seller’s credit note, revolving credit facility and shareholder loans to Höegh LNG and affiliates were $44.4 million and $57.9 million for the years ended December 31, 2016 and 2015, respectively. The outstanding revolving credit facility had a weighted average interest rate for the year ended December 31, 2016 of 5.0%. None of the revolving credit facility was drawn down as of December 31, 2015. The outstanding seller’s credit had a weighted average interest rate for each of the years ended December 31, 2016 and 2015 of 8.2%.

Distributions to Höegh LNG

For the years ended December 31, 2016 and 2015, we paid quarterly distributions totaling $43.9 million and $35.5 million of which $25.7 million and $20.6 million were paid to Höegh LNG. Subsequent to our IPO in August 2014 for the year ended December 31, 2014; we paid quarterly distributions totaling $4.8 million, $2.8 million of which were paid to Höegh LNG.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Please read “Item 18—Financial Statements” below for additional information required to be disclosed under this item.

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

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

·	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

·	We will be subject to restrictions on distributions under our financing agreements. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to unitholders, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this Annual Report in “Item 5.B. Liquidity and Capital Resources.”

·	A substantial majority of our business is currently conducted through our joint ventures. Under the joint venture agreement that governs our joint ventures that own the Neptune and the GDF Suez Cape Ann, our joint ventures are prohibited from making distributions under certain circumstances, including when they have outstanding shareholder loans. In addition, we are unable to cause our joint ventures to make distributions without the agreement of our joint venture partners. If our joint ventures are unable to make distributions to us, it could have a material adverse effect on our ability to pay cash distributions to unitholders in accordance with our stated cash distribution policy.

·	We are required to make substantial capital expenditures to maintain and replace our fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their useful lives. In order to minimize these fluctuations, our partnership agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

·	Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. During the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders. After the subordination period has ended, our partnership agreement can be amended with the approval of a majority of the outstanding common units. Höegh LNG owns approximately 10.7% of our common units and all of our subordinated units.

·	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

·	Under Section 51 of the Marshall Islands Act, we may not make a distribution to unitholders if, after giving effect to the distribution, our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.

·	PT Höegh is subject to restrictions on distributions under Indonesian laws due to its formation under the laws of Indonesia. Under Article 71.3 of the Indonesian Company Law (Law No. 40 of 2007), dividend distributions may be made only if PT Höegh has positive retained earnings. In addition, PT Höegh as an Indonesian incorporated company is required to establish a statutory reserve equal to 20% of its paid up capital. The dividend can only be distributed if PT Höegh’s retained earnings are positive after deduction of the statutory reserve. As of December 31, 2016, 2015 and 2014, PT Höegh had negative retained earnings and therefore could not make dividend payments under Indonesia law. However, subject to meeting a debt service ratio of 1.20 to1.00, PT Höegh can distribute cash from its cash flow from operations to us as payment of intercompany accrued interest and / or intercompany debt, after quarterly payments of the Lampung facility and fulfilment of the “waterfall” provisions to meet operating requirements as defined by the Lampung facility. Höegh Lampung, our subsidiary holding the ownership interest in PT Höegh, is subject to restrictions under Singapore law due to its formation under Singapore law. Under Section 403(1) of the Companies Act (Cap. 50) of Singapore, no dividends shall be payable to the shareholders of any company except out of profits.

·	Under Cayman Islands law, Höegh FSRU III, Höegh Colombia Holding and Höegh FSRU IV may only pay dividends distributions out of profits or capital reserves if the entity is solvent after the distribution. Dividends from Höegh Cyprus may only be distributed out of profits and not from the share capital of the company.

·	Our joint ventures for the Neptune and the GDF Suez Cape Ann are subject to restrictions on distributions under the laws of the Cayman Islands due to their formation under the laws of the Cayman Islands. Under such laws, a dividend distribution may only be paid out of profits or capital reserves if the entity is solvent after the distribution.

·	We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read “Item 3.D. Risk Factors” for a discussion of these factors.

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

For the year ended December 31, 2016, our estimated maintenance and replacement capital expenditure for us and our joint ventures was $15.5 million per year for future vessel replacement and drydocking. Following our acquisition of a 51% ownership interest in Höegh Colombia Holding, the entity that owns the Höegh Grace on January 3, 2017, our estimated maintenance and replacement capital expenditure for us and our joint ventures will be revised by our board of directors, with the approval of the conflicts committee. Estimated maintenance and replacement capital expenditure is based on assumptions regarding the remaining useful life of the vessels in our fleet, a net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions, the residual value of the vessels at the end of their useful lives based on current steel prices, estimated expenditures for drydocking not reimbursable under time charters and an assumed level of inflation. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement.

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

Minimum Quarterly Distribution

Common unitholders are entitled under our partnership agreement to receive a quarterly distribution of $0.3375 per unit, prior to any distribution on the subordinated units to the extent we have sufficient cash on hand to pay the distribution, after establishment of cash reserves and payment of fees and expenses. There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing arrangements. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities” for a discussion of the restrictions contained in our credit facilities.

During the years ended December 31, 2016, 2015 and 2014, the aggregate amount of cash distributions paid was $43.9 million, $35.5 million and $4.8 million, respectively.

On February 14, 2017, we paid a $0.4125 per unit distribution with respect to the fourth quarter of 2016. The aggregate amount of the cash distribution paid was $13.7 million, including $0.1 million paid to the holder of the incentive distribution rights.

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

		Marginal Percentage Interest
	Total Quarterly Distribution	in Distributions
	Target Amount	Unitholders	Holders of IDRs
Minimum Quarterly Distribution	$0.3375	100%	0%
First Target Distribution	up to $0.388125	100%	0%
	above $0.388125
Second Target Distribution	up to $0.421875	85%	15%
	above $0.421875
Third Target Distribution	up to $0.50625	75%	25%
Thereafter	above $0.50625	50%	50%

B.	Significant changes

Not applicable.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The high and low sales prices of our common units as reported by the NYSE, for the periods indicated, are as follows:

	High	Low
Year ended December 31, 2016	$19.56	$11.50
Year ended December 31, 2015	23.97	12.50
Year ended December 31, 2014(1)	26.50	16.26

Second quarter 2017(2)	20.12	19.50
First quarter 2017	20.38	18.00
Fourth quarter 2016	19.50	17.05
Third quarter 2016	19.56	17.08
Second quarter 2016	19.32	16.51
First quarter 2016	18.45	11.50
Fourth quarter 2015	18.82	12.50
Third quarter 2015	21.80	15.70
Second quarter 2015	23.46	19.01
First quarter 2015	23.97	17.80

Month ended April 30, 2017(2)	20.12	19.50
Month ended March 31, 2017	20.38	18.90
Month ended February 28, 2017	20.25	18.75
Month ended January 31, 2017	20.00	18.00
Month ended December 31, 2016	19.20	17.30
Month ended November 30, 2016	19.50	17.05
Month ended October 31, 2016	19.00	17.52

(1)	For the period from August 7, 2014 through December 31, 2014.
(2)	For the period from April 1, 2017 through April 5, 2017.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common units started trading on the NYSE under the symbol “HMLP” on August 8, 2014.

D.	Selling Unitholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in “Item 19. Exhibits”:

(1)	Contribution, Purchase and Sale Agreement, dated August 8, 2014, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC. Please read “Item 7.B. Related Party Transactions—Contribution, Purchase and Sale Agreement.”

(2)	Omnibus Agreement, dated August 12, 2014, among Höegh LNG Holdings Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC, as supplemented by a letter agreement dated August 12, 2015. Please read “Item 7.B. Related Party Transactions—Omnibus Agreement.”

(3)	2014 Höegh LNG Partners LP Long-Term Incentive Plan. Please read “Item 6.B. Compensation.”

(4)	Höegh LNG Partners LP Amended and Restated Non-Employee Director Compensation Plan. Please read “Item 6.B. Compensation.”

(5)	Employment Contract, dated November 26, 2013, between Leif Höegh (U.K.) Limited and Richard Tyrrell. Please read “Item 6.B. Compensation.”

(6)	Administrative Services Agreement, dated July 2, 2014, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Höegh LNG Services Ltd., as amended. Please read “Item 7.B. Related Party Transactions—Administrative Service Agreements—Höegh UK Administrative Service Agreement.”

(7)	Administrative Services Agreement, dated July 2, 2014, between Höegh LNG Services Ltd and Höegh LNG AS, as amended. Please read “Item 7.B. Related Party Transactions—Administrative Service Agreements—Höegh Norway Administrative Service Agreement.”

(8)	Administrative Services Agreement, dated October 28, 2014, between Leif Höegh (U.K.) Limited and Höegh LNG Partners Operating LLC. “Item 7.B. Related Party Transactions—Administrative Service Agreements—Leif Höegh UK Administrative Service Agreements.”

(9)	Administrative Services Agreement, dated October 28, 2014, between Leif Höegh (U.K.) Limited and Höegh LNG Services Ltd. Please read “Item 7.B. Related Party Transactions—Administrative Service Agreements—Leif Höegh UK Administrative Service Agreements.”

(10)	Commercial and Administration Management Agreement, dated November 24, 2009, between SRV Joint Gas Ltd. and Höegh LNG AS (Neptune). Please read “Item 7.B. Related Party Transactions—Commercial and Administration Management Agreements.”

(11)	Commercial and Administration Management Agreement, dated May 19, 2010, between SRV Joint Gas Two Ltd. and Höegh LNG AS (GDF Suez Cape Ann). Please read “Item 7.B. Related Party Transactions—Commercial and Administration Management Agreements.”

(12)	Commercial and Administration Management Agreement, dated May 31, 2010, between Höegh LNG FSRU III Ltd. (as successor to HöeghStream LNG Ltd.) and Höegh LNG AS (Höegh Gallant). Please read “Item 7.B. Related Party Transactions—Commercial and Administration Management Agreements.”

(13)	Management Agreement, dated March 27, 2015, between Höegh Cyprus and Höegh LNG AS (Höegh Gallant). Please read “Item 7.B. Related Party Transactions—Gallant Management Agreement.”

(14)	Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Ltd. and Höegh LNG Fleet Management AS (Neptune). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(15)	Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Two Ltd. and Höegh LNG Fleet Management AS (GDF Suez Cape Ann). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(16)	Baltic and International Maritime Council Standard Ship Management Agreement, dated March 24, 2015, between Höegh LNG Cyprus and Höegh LNG Fleet Management AS (Höegh Gallant). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(17)	Baltic and International Maritime Council Standard Ship Management Agreement, dated October 17, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Fleet Management AS (Höegh Grace). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(18)	Technical Information and Services Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG AS (PGN FSRU Lampung). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(19)	Master Spare Parts Supply Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Asia Pte. Ltd. (PGN FSRU Lampung). Please read “Item 7.B. Related Party Transactions—Master Spare Parts Supply Agreement.”

(20)	Master Maintenance Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Shipping Services Pte Ltd (PGN FSRU Lampung). Please read “Item 7.B. Related Party Transactions—Master Maintenance Agreement.”

(21)	Sub-Technical Support Agreement, dated April 11, 2014, between Höegh LNG AS and Höegh LNG Fleet Management AS. Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(22)	Intercompany Agreement Regarding Secondment of Employees, dated March 31, 2015, between Höegh LNG Maritime Management Pte. Ltd. and Höegh Cyprus, as amended by Addendum No.1, dated November 17, 2015. Please read “Item 7.B. Related Party Transactions—Secondment Agreement.”

(23)	Manning Agreement, dated September 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh Fleet Services Philippines Inc. (Höegh Grace). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”

(24)	Management Consulting Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG AS (Höegh Grace). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”

(25)	Agreement for the Provision of Professional Payment Services, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Maritime Management Pte. Ltd. (Höegh Grace). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”

(26)	Crew Recruitment Consulting Services Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Maritime Management Pte. Ltd. (Höegh Grace). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”

(27)	Spare Parts Procurement and Insurance Services Agreement, dated October 25, 2016, between Höegh LNG FSRU IV Ltd. and Höegh LNG Fleet Management AS (Höegh Grace). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”

(28)	Technical Services Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG AS (Höegh Grace). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”

(29)	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA, as amended by Amendment No. 1, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 2, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 3, dated April 23, 2014, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA (Neptune). Please read “Item 4.B. Business Overview—Vessel Time Charters—Neptune Time Charter.”

(30)	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated December 20, 2007, among SRV Joint Gas Ltd., Suez LNG Trading SA and SRV Joint Gas Two Ltd., as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Two Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA, as amended by Amendment No. 1, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 2, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as supplemented by the Side Letter, dated November 17, 2013, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 3, dated April 23, 2014, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA. (GDF Suez Cape Ann). Please read “Item 4.B. Business Overview—Vessel Time Charters.”

(31)	Amendment and Restatement Agreement of the Original Lease, Operation and Maintenance Agreement, dated January 25, 2012, between Höegh LNG Ltd. and PT Perusahaan Gas Negara (Persero) Tbk, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated September 18, 2013, among PT Perusahaan Gas Negara (Persero) Tbk, Höegh LNG Ltd. and PT Höegh LNG Lampung, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated February 21, 2014, among PT Perusahaan Gas Negara (Persero) Tbk, PT PGN LNG Indonesia and PT Höegh LNG Lampung (PGN FSRU Lampung). Please read “Item 4.B. Business Overview—Vessel Time Charters—PGN FSRU Lampung Time Charter.”

(32)	Lease and Maintenance Agreement, dated April 15, 2015, between Höegh Cyprus, acting through its Egypt Branch, and Höegh LNG Egypt LLC (Höegh Gallant). Please read “Item 4.B. Business Overview—Vessel Time Charters— Höegh Gallant Time Charter.”

(33)	International Leasing Agreement, dated November 1, 2014, between Höegh LNG FSRU IV Ltd. and Sociedad Portuaria El Cayao S.A. E.S.P., as amended by Amendment No. 1 thereto dated September 24, 2015 (Höegh Grace). “Item 4.B. Business Overview—Vessel Time Charters—Höegh Grace Charter.”

(34)	FSRU Operation and Services Agreement, dated November 1, 2014, between Höegh LNG Holdings Ltd. and Sociedad Portuaria El Cayao S.A. E.S.P., as amended by Amendment No. 1 thereto, dated September 24, 2015, as novated by the Deed of Novation, dated October 18, 2016, among Höegh LNG Holdings Ltd., Höegh LNG Colombia S.A.S. and Sociedad Portuaria El Cayao S.A. E.S.P. (Höegh Grace). “Item 4.B. Business Overview—Vessel Time Charters—Höegh Grace Charter.”

(35)	Second Amended and Restated Shareholders’ Agreement, dated July 18, 2014, among Mitsui O.S.K Lines, Ltd., Höegh LNG Partners Operating LLC and Tokyo LNG Tanker Co., Ltd. Please read “Item 4.B. Business Overview—Shareholder Agreements.”

(36)	Shareholders’ Agreement, dated March 13, 2013, between Höegh LNG Lampung Pte Ltd. and PT Bahtera Daya Utama. Please read Item 4.B. Business Overview—Shareholder Agreements.”

(37)	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Ltd.

(38)	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Two Ltd.

(39)	Amendment and Restatement Agreement, dated October 9, 2013, among Höegh LNG Lampung Pte Ltd., PT Bahtera Daya Utama and PT Imeco Inter Sarana.

(40)	Revolving Loan Agreement, dated August 12, 2014, between Höegh LNG Partners LP and Höegh LNG Holdings Ltd. in the amount of $85,000,000, as amended by Amendment No. 1, dated February 28, 2016. Please read “Item 7.B. Related Party Transactions—Revolving Credit Facility with Höegh LNG.”

(41)	Neptune Facility Agreement, dated December 20, 2007, among SRV Joint Gas Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, the Letter from the Agent for the Lenders, dated August 26, 2010, the Letter from the Agent for the Lenders, dated July 25, 2014, the Amendment Agreement, dated February 24, 2015 and the Amendment Agreement dated December 7, 2016. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt—Neptune Facility.”

(42)	Cape Ann Facility Agreement, dated December, 20, 2007, among SRV Joint Gas Two Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, the Letter from the Agent for the Lenders, dated August 26, 2010, the Amendment Agreement, dated June 29, 2012 and the Letter from the Agent for the Lenders, dated July 25, 2014. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt—Cape Ann Facility.”

(43)	$299 Million Lampung Facility Agreement, dated September 12, 2013, between PT Höegh LNG Lampung and the other parties thereto, as amended by the Second Side Letter, dated December 18, 2014. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Lampung Facility.”

(44)	$412 Million Amended and Restated Facilities Agreement, dated March 17, 2016, between Höegh LNG Cyprus and Höegh LNG FSRU IV Ltd., as borrowers, and the other parties thereto. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Gallant/Grace Facility.”

(45)	License Agreement, between Leif Höegh & Co. Ltd. and Höegh LNG Partners LP. Please read “Item 7.B. Related Party Transactions—License Agreement.”

(46)	Contribution, Purchase and Sale Agreement, dated August 12, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC. Please read “Item 7.B. Related Party Transactions—Acquisition of the Höegh Gallant.”

(47)	Letter Agreement, dated October 1, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Egypt LLC, Höegh LNG Partners LP and Höegh LNG Partners Operating LLC. Please read “Item 7.B. Related Party Transactions—Acquisition of the Höegh Gallant.”

(48)	Option Agreement, dated October 1, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd. and Höegh LNG Partners LP. Please read “Item 7.B. Related Party Transactions—Acquisition of the Höegh Gallant.”

(49)	Amended and Restated Seller’s Credit Note, dated February 28, 2016, issued by Höegh LNG Partners LP in favor of Höegh LNG Ltd. Please read “Item 7.B. Related Party Transactions—Acquisition of the Höegh Gallant.”

(50)	Contribution, Purchase and Sale Agreement, dated December 1, 2016, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC. Please read “Item 7.B. Related Party Transactions—Acquisition of the Höegh Grace.”

D.	Exchange Controls

We are not aware of any governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in the Republic of the Marshall Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by the Partnership, or the remittance of dividends, interest or other payments to non-resident and non-citizen holders of our securities.

E.	Taxation

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective unitholders.

This discussion is based upon provisions of the Code, Treasury Regulations and current administrative rulings and court decisions, all as in effect or existence on the date of this Annual Report and all of which are subject to change or differing interpretation, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. The following discussion applies only to beneficial owners of common units that own the common units as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker dealers, tax-exempt organizations, retirement plans or individual retirement accounts or former citizens or long-term residents of the United States), persons who will hold the units as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. Dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of our common units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or our unitholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court. This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units. This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular unitholders in light of their individual circumstances, and each prospective unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common units.

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

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units that owns (actually or constructively) less than 10.0% of our equity and that is:

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

U.S. Federal Taxation of Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common units and, thereafter, as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends received with respect to our common units by a U.S. Holder that is an individual, trust or estate (a “U.S. Individual Holder”) generally will be treated as “qualified dividend income,” which is currently taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common units are readily tradable on an established securities market in the United States (such as the NYSE on which our common units are traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under “—PFIC Status and Significant Tax Consequences”); (iii) the U.S. Individual Holder has owned the common units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units become ex-dividend (and has not entered into certain risk limiting transactions with respect to such common units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

Sale, Exchange or Other Disposition of Common Units

Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in its units generally will be the U.S. Holder’s purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on the units that are treated as non-taxable returns of capital (as discussed above under “—U.S. Federal Taxation of Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

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

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our units, either:

·	at least 75.0% of our gross income (including the gross income of our vessel-owning subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business); or

·	at least 50.0% of the average of the values of the assets held by us (including the assets of our vessel-owning joint ventures and subsidiaries) during such taxable year produce, or are held for the production of, passive income.

Income earned, or treated as earned (for U.S. federal income tax purposes), by us in connection with the performance of services would not constitute passive income for PFIC purposes. By contrast, rental income generally would constitute “passive income” unless we were treated as deriving that rental income in the active conduct of a trade or business under the applicable rules.

Based on our current and projected methods of operation, we believe that we were not a PFIC for any prior taxable year, and we expect that we will not be treated as a PFIC for the current or any future taxable year. We believe that more than 25.0% of our gross income for each taxable year was or will be nonpassive income, and more than 50.0% of the average value of our assets for each such year was or will be held for the production of such nonpassive income. This belief is based on valuations and projections regarding our assets, income and charters, and its validity is conditioned on the accuracy of such valuations and projections. While we believe these valuations and projections are accurate, the shipping market is volatile, and no assurance can be given that they will continue to be accurate at any time in the future.

Moreover, there are legal uncertainties in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services. While there is legal authority supporting our conclusions, including IRS pronouncements concerning the characterization of income derived from time charters as services income, the Fifth Circuit held in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009) that income derived from certain marine time charter agreements should be treated as rental income rather than services income for purposes of a “foreign sales corporation” provision of the Code. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities may be treated as rental income, and we would likely be treated as a PFIC. The IRS has announced its nonacquiescence with the court’s holding in the Tidewater case and, at the same time, announced the position of the IRS that the marine time charter agreements at issue in that case should be treated as service contracts.

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

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year (a “Non-Electing Holder”) would be subject to special rules resulting in increased tax liability with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common units) and (ii) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

·	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units;

·	the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

·	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax on ordinary income in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8BEN, W-8BEN-E, W-8ECI, W-8EXP or W-8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a unitholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by timely filing a U.S. federal income tax return with the IRS.

In addition, individual citizens or residents of the United States holding certain “foreign financial assets” (which generally includes stock and other securities issued by a foreign person unless held in an account maintained by a financial institution) that exceed certain thresholds (the lowest being holding foreign financial assets with an aggregate value in excess of (i) $50,000 on the last day of the taxable year or (ii) $75,000 at any time during the taxable year) are required to report information relating to such assets. Significant penalties may apply for failure to satisfy these reporting obligations. U.S. Holders should consult their tax advisors regarding their reporting obligations, if any, that would result from their purchase, ownership or disposition of our units.

Non-United States Tax Consequences

The following is a discussion of the material non-U.S. tax considerations that may be relevant to prospective unitholders. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Höegh LNG Partners LP.

Marshall Islands Tax Consequences

The following discussion is based on the current laws of the Republic of the Marshall Islands applicable to persons who are not citizens of the Republic of the Marshall Islands and do not reside in, maintain offices in or engage in business or transactions in the Republic of the Marshall Islands.

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

Interest Rate Risk

Interest rate swap contracts can be utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on our outstanding floating rate debt. As of December 31, 2016, there are interest rate swap agreements on the Lampung and Gallant facilities’ floating rate debt that are designated as cash flow hedges for accounting purposes. Please read notes 14 and 19 to our consolidated and combined carve-out financial statements.

As of December 31, 2016, the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(in thousands of U.S. dollars)	index	amount	liability	Term	(1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$174,209	(5,937)	Sept 2026	2.8%
Gallant interest rate swaps (2)	LIBOR	$134,063	(1,108)	Sept 2019	1.9%

(1)	Excludes the margins paid on the floating-rate debt.
(2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

The table below provides information about our financial instruments that are sensitive to interest rates:

Liabilities	2017	2018	2019	2020	2021	Thereafter	Total	Fair value	Rate(1)
Long-term Debt
Fixed rate	3,667	3,667	29,333	—	—	—	36,667	36,773	4.2%

Variable rate	28,541	28,541	130,326	19,062	33,522	64,438	304,430	315,701	3.5%

Interest Rate Swaps
Variable to fixed	3,534	1,815	777	484	253	182	7,045	7,045	2.4%

(1)	Rate refers to the weighted-average interest rate for our variable long-term debt, including the margin we pay on our floating-rate debt. The average variable to fixed rate for our interest rate swaps excludes the margin we pay on our drawn floating-rate debt. Please read note 14 to our consolidated and combined carve-out financial statements.

Our joint ventures have utilized interest rate swap contracts as described in note 12 to our joint ventures’ combined financial statements.

Foreign Currency Risk

All financing, interest expenses from financing and most of our revenue and expenditures for newbuildings are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the years ended December 31, 2016, 2015 and 2014, no derivative instruments have been used to manage foreign exchange risk. For the years ended December 31, 2016 and 2015, the revenues from the Höegh Gallant were denominated 95% and 90% in U.S. dollars and 5% and 10% in Egyptian pounds, respectively. A limited amount of operating expenses was also denominated in Egyptian pounds. Due to restrictions in Egypt, exchangeability between Egyptian pounds and other currencies was more than temporarily lacking or limited during 2015 and 2016. There are two official published rates for Egyptian pounds. The lower rate is applied in the Partnership’s consolidated and combined carve-out financial statements for revenues, expenses, assets and liabilities. The Partnership classifies cash in Egyptian pound in excess of working capital needs in Egyptian pounds as long-term restricted cash and cash in Egyptian pounds required as guarantees as short-term restricted cash. The Partnership reduced its exposure to devaluation of the Egyptian pounds in 2016 by repaying $0.5 million of amounts due to owners and affiliates in Egyptian pounds and by decreasing the revenues denominated in Egyptian pounds to more closely match its working capital requirements. As a result, there was no long-term restricted cash in Egyptian pounds as of December 31, 2016 compared with $0.4 million as of December 31, 2015. On March 14, 2016, the Egyptian authorities devalued the Egyptian pound to the U.S. dollar by approximately 14%, resulting in a foreign exchange loss of approximately $0.2 million. On November 3, 2016, the Egyptian central bank announced the intention to allow Egyptian pounds to trade freely and increased the interest rates by 300 basis points, resulting in an additional foreign exchange loss of approximately $0.1 million for the year ended December 31, 2016. Removing currency restrictions and introducing market based rates should allow for exchangeability between Egyptian pounds and other currencies over time.

Credit risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables and interest rate swap agreements, if applicable. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers’ financial condition. In addition, Höegh LNG guarantees the payment of Höegh Gallant time charter hire under certain circumstances. See “Item 4.B. Business Overview—Vessel Time Charters— Höegh Gallant Time Charter—Hire Rate.”

Concentration of Risk

Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership does not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are two charterers so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the customer’s financial condition. In addition, Höegh LNG guarantees the payment of Höegh Gallant time charter hire under certain circumstances. See “Item 4.B. Business Overview—Vessel Time Charters—Höegh Gallant Time Charter—Hire Rate.” No allowance for doubtful accounts was recorded for the years ended December 31, 2016 or 2015. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should the time charter for PGN FSRU Lampung, the Höegh Gallant or the Höegh Grace terminate prematurely, there could be delays in obtaining a new time charter and the rates could be lower depending upon the prevailing market conditions.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

As of December 31, 2016, we were in compliance with all applicable covenants under our debt agreements.

Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Under the direction of our Chief Executive Officer and Chief Financial Officer (“CEO and CFO”), we evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2016. Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed in our reports that are filed or submitted under the Exchange Act, are recorded, processed, summarized, and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and (ii) information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Based upon that evaluation, our CEO and CFO concluded that, as of December 31, 2016, our disclosure controls and procedures were not effective, as a result of the material weaknesses in internal controls over financial reporting described below.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as (defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act). Internal controls are designed to provide reasonable assurance regarding the reliability of the financial reporting and the preparation and presentation of the financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Internal control over financial reporting includes those policies and procedures that:

i)	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

ii)	provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

iii)	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

In connection with the preparation of this Annual Report, management, under the supervision and with the participation of our CEO and CFO, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2016, based on the criteria described in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that evaluation, management has concluded that as of December 31, 2016, the Partnership’s internal control over financial reporting was not effective due to the material weaknesses in internal control over financial reporting described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

As discussed in greater detail in Item 15 of our Annual Report on Form 20-F for the year ended December 31, 2015, management identified a material weakness in our internal control over financial reporting related to a combination of control deficiencies for i) inadequate three way match of the purchase order, delivery confirmation and invoice to detect errors in supplier invoicing; ii) inadequate review and approval of supplier contracts; and iii) inadequate segregation of duties in relation to the initiation and approval of new suppliers in accounting for procurement of goods and services for the year ended December 31, 2015.

As of December 31, 2016, management identified a number of deficiencies related to operating effectiveness of information technology (“IT”) general controls related to certain information systems that are relevant to the preparation of our consolidated financial statements and our system of internal control over financial reporting.

Management concluded that as of December 31, 2016 the Partnership failed to:

-	Maintain IT system controls related to user and access to financial applications and data, including access by external service providers;
-	Maintain appropriate controls and procedures related to program change management for IT systems relevant to the preparation of the consolidated financial statements and to the maintenance of our systems of internal control over financial reporting;
-	Provide training for our IT personnel and application owners to ensure appropriate understanding and knowledge of our IT processes and IT general controls, which led to these controls not being performed appropriately.

The operation of our controls over user access and changes to our IT programs were ineffective. These controls are intended to ensure that access to financial applications and data is adequately restricted to appropriate personnel and external service providers, and that changes affecting the financial applications, data and underlying account records are identified, authorized, tested, monitored and implemented appropriately.

Management has determined that the deficiencies in IT general controls related to access to programs and data, and program changes constitute a material weakness.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Partnership’s registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

Remediation Efforts

With respect to the material weakness related to accounting for procurement of goods and services, we have taken numerous steps in 2016 in executing our remediation plan and believe we have made significant progress, primarily through the implementation of the following measures:

-	hired additional procurement personnel to assist in implementation of improved processes and controls over procurement;
-	reassessed, redesigned and implemented controls for the three way match of invoices;
-	implemented review and approval controls for supplier contracts; and
-	initiated training of purchasing personnel to assure segregation of duties between the initiation and approval of new suppliers.

We believe the actions taken in 2016 relating to the accounting for the procurement of goods and services have improved our internal control over financial reporting. While our remediation actions described above and implemented in 2016 represent significant progress in enhancing our internal control over financial reporting related to the identified material weakness, our evaluation in accordance with the COSO criteria is that we consider the material weakness in accounting for the procurement of goods and services to have not been remediated as of December 31, 2016. Certain of the controls implemented have not operated for a sufficient period of time for management to conclude, through testing, that the applicable controls operated effectively as of December 31, 2016. We continue to implement and test the effectiveness of these remedial actions, procedures and controls, and we believe additional time is required to ensure the sustainability of the aforementioned improvements. We believe the additional remediation actions described below will remediate the material weaknesses related to accounting for the procurement of goods and services.

Additional remediation activities:

•	Monitor and continue testing controls over the accounting for procurement of goods and services; and

•	Provide additional training and monitoring of purchasing personnel to assure segregation of duties between the persons initiating and approving new suppliers.

Subsequent to December 31, 2016, we have taken or are planning to take the remedial actions set forth below to address the combination of deficiencies resulting in the material weakness in our internal control over financial reporting related to IT general controls:

•	Reassess, redesign, and improve the operation and monitoring of controls and procedures related to the user and external service provider access to financial applications and data;

•	Improve the operation and monitoring of controls and procedures related to program change management for IT systems relevant to the preparation of the consolidated financial statements and to the maintenance of our systems of internal control over financial reporting;

•	Provide training for our IT personnel and application owners to ensure appropriate understanding and knowledge of our IT processes and IT general controls to improve the operating effectiveness and monitoring of the performance of these controls.

We are committed to continuing to improve our internal control processes and will continue to review our financial reporting controls and procedures. Our remediation efforts, including re-design, implementation and testing of our remediation measures, will continue to be given significant time and attention in 2017. As we continue to evaluate and work to improve our internal control over financial reporting, we may determine to take additional measures to address control deficiencies or determine to modify certain of the remediation measures described above. In addition to completing our planned actions above, the material weaknesses cannot be considered remediated until the applicable enhancements to our internal control process operate for a sufficient period of time and management has concluded, through testing, that internal controls are operating effectively. Although we plan to complete the remediation process as quickly as possible, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful.

Remediation of Prior Year Material Weakness

As discussed in greater detail in Item 15 of our Annual Report on Form 20-F/A for the year ended December 31, 2014 and in our Annual Report on Form 20-F for the year ended December 31, 2015, during 2015, management identified a material weakness in our internal control over financial reporting related to a combination of control deficiencies related to the accounting treatment for certain Indonesian value added tax (“VAT”) and withholding tax (“WHT”) transactions for the years ended December 31, 2014 and 2015.

With respect to the material weakness related to the errors in accounting for Indonesian VAT and WHT, we implemented the following remedial measures in 2015 and 2016:

(i)	hired additional qualified personnel to perform controls over VAT and WHT in Indonesia;
(ii)	trained Indonesian resources in our internal control requirements;
(iii)	designed and implemented reconciliation controls of our accounting records to information provided to and obtained from tax advisors and to Indonesian VAT and WHT filings;
(iv)	designed and implemented management oversight controls over tax reporting in foreign jurisdictions by a newly hired tax compliance officer; and
(v)	increased local management involvement with accounting personnel in local tax issues.

Based on our evaluation in accordance with the COSO criteria, we consider the material weakness related to the accounting for Indonesian VAT and WHT to have been remediated as of December 31, 2016.

Changes in Internal Control over Financial Reporting

As described above under “Remediation Efforts”, we have undertaken a broad range of remedial actions in 2016 to address the material weakness in our internal control over financial reporting related to the accounting for procurement services. Additionally, as described above under “Remediation Efforts”, we have undertaken a broad range of remediation actions in 2017 to address the material weaknesses in our internal control over financial reporting related to the material weaknesses in IT systems and the accounting for procurement of services.

Inherent Limitations of Disclosure Controls and Procedures in Internal Control over Financial Reporting

Our system of controls is designed to provide reasonable, not absolute, assurance regarding the reliability and integrity of accounting and financial reporting. Our CEO and CFO does not expect that our disclosure controls and internal controls over financial reporting will prevent all errors and fraud. Because of inherent limitations in any such control system (e.g. faulty judgments, human error, information technology system error, or intentional circumvention), there can be no assurance that the objectives of a control system will be met under all circumstances. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met. In addition, expectations related to any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The benefits of a control system also must be considered relative to the costs of the system and our judgment regarding the likelihood of potential events.

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

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2016 was Ernst & Young AS.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by SEC and PCAOB standards to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2016.

Fees Incurred by the Partnership for Ernst & Young AS’ Services

(In thousands of U.S. dollars)	2016	2015
Audit Fees	$1,255	$1,646
Audit-Related Fees	409	—
Tax Fees	—	—
All Other Fees	—	—
	$1,664	$1,646

Audit Fees

Audit fees for 2016 and 2015 are the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Partnership’s annual financial statements and services normally provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

Audit-Related Fees

Audit-related fees for 2016 include work related to carve-out audits and SEC comment letters.

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

The consolidated and combined carve-out financial statements of Höegh LNG Partners LP and schedule set forth on pages F-1 through F-60 and Exhibit 15.1 and the combined financial statements of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. set forth on pages F-61 through F-81, together with the related reports of Ernst & Young AS, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the notes to the financial statements and therefore have been omitted.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit
Number	Description

1.1	Certificate of Limited Partnership of Höegh LNG Partners LP (incorporated by reference to Exhibit 3.1 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

1.2	First Amended and Restated Agreement of Limited Partnership of Höegh LNG Partners LP, dated August 12, 2014, between Höegh LNG GP LLC and Höegh LNG Holdings Ltd. (incorporated by reference to Exhibit 1.2 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.1	Contribution, Purchase and Sale Agreement, dated August 8, 2014, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.1 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.2	Omnibus Agreement, dated August 12, 2014, among Höegh LNG Holdings Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.2 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.2.1	Letter Agreement, dated August 12, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.32 to the registrant’s Annual Report on Form 20-F/A, filed on November 30, 2015)

4.3	2014 Höegh LNG Partners LP Long-Term Incentive Plan (incorporated by reference to Exhibit 4.3 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.4	Höegh LNG Partners LP Amended and Restated Non-Employee Director Compensation Plan (incorporated by reference to Exhibit 4.5 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.5	Employment Contract, dated November 26, 2013, between Leif Höegh (U.K.) Limited and Richard Tyrrell (incorporated by reference to Exhibit 10.5 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

Exhibit
Number	Description

4.6	Administrative Services Agreement, dated July 2, 2014, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Höegh LNG Services Ltd., as amended (incorporated by reference to Exhibit 4.6 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.7	Administrative Services Agreement, dated July 2, 2014, between Höegh LNG Services Ltd and Höegh LNG AS, as amended (incorporated by reference to Exhibit 4.7 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.8	Administrative Services Agreement, dated October 28, 2014, between Leif Höegh (U.K.) Limited and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.30 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.9	Administrative Services Agreement, dated October 28, 2014, between Leif Höegh (U.K.) Limited and Höegh LNG Services Ltd. (incorporated by reference to Exhibit 4.31 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.10	Commercial and Administration Management Agreement, dated November 24, 2009, between SRV Joint Gas Ltd. and Höegh LNG AS (Neptune) (incorporated by reference to Exhibit 10.8 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.11	Commercial and Administration Management Agreement, dated May 19, 2010, between SRV Joint Gas Two Ltd. and Höegh LNG AS (GDF Suez Cape Ann) (incorporated by reference to Exhibit 10.9 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.12	Commercial and Administration Management Agreement, dated May 31, 2010, between Höegh LNG FSRU III Ltd. (as successor to HöeghStream LNG Ltd.) and Höegh LNG AS (Höegh Gallant) (incorporated by reference to Exhibit 4.13 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.13	Management Agreement, dated March 27, 2015, between Hoegh LNG Cyprus Limited and Höegh LNG AS (Höegh Gallant) (incorporated by reference to Exhibit 4.14 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.14	Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Ltd. and Höegh LNG Fleet Management AS (Neptune) (incorporated by reference to Exhibit 10.10 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.15	Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Two Ltd. and Höegh LNG Fleet Management AS (GDF Suez Cape Ann) (incorporated by reference to Exhibit 10.11 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.16	Baltic and International Maritime Council Standard Ship Management Agreement, dated March 24, 2015, between Hoegh LNG Cyprus Limited and Höegh LNG Fleet Management AS (Höegh Gallant) (incorporated by reference to Exhibit 4.17 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.17*	Baltic and International Maritime Council Standard Ship Management Agreement, dated October 17, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Fleet Management AS (Höegh Grace)

4.18	Technical Information and Services Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG AS (PGN FSRU Lampung) (incorporated by reference to Exhibit 10.12 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

Exhibit
Number	Description

4.19	Master Spare Parts Supply Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Asia Pte. Ltd. (PGN FSRU Lampung) (incorporated by reference to Exhibit 10.13 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.20	Master Maintenance Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Shipping Services Pte Ltd (PGN FSRU Lampung) (incorporated by reference to Exhibit 10.14 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.21	Sub-Technical Support Agreement, dated April 11, 2014, between Höegh LNG AS and Höegh LNG Fleet Management AS (PGN FSRU Lampung) (incorporated by reference to Exhibit 10.15 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.22	Intercompany Agreement Regarding Secondment of Employees, dated March 31, 2015, between Höegh LNG Maritime Management Pte. Ltd. and Hoegh LNG Cyprus Limited, as amended by Addendum No. 1 dated November 17, 2015 (incorporated by reference to Exhibit 4.2 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.23*	Manning Agreement, dated September 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh Fleet Services Philippines Inc. (Höegh Grace)

4.24*	Management Consulting Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG AS (Höegh Grace)

4.25*	Agreement for the Provision of Professional Payment Services, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Maritime Management Pte. Ltd. (Höegh Grace)

4.26*	Crew Recruitment Consulting Services Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Maritime Management Pte. Ltd. (Höegh Grace)

4.27*	Spare Parts Procurement and Insurance Services Agreement, dated October 25, 2016, between Höegh LNG FSRU IV Ltd. and Höegh LNG Fleet Management AS (Höegh Grace)

4.28*	Technical Services Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG AS (Höegh Grace)

4.29†	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA (Neptune) (incorporated by reference to Exhibit 10.16 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.29.1†	Amendment No 1. to the SRV LNG Carrier Time Charterparty, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA (Neptune) (incorporated by reference to Exhibit 4.16.1 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.29.2†	Amendment No 2. to the SRV LNG Carrier Time Charterparty, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA (Neptune) (incorporated by reference to Exhibit 4.16.2 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.29.3†	Amendment No. 3, dated April 23, 2014, to the SRV LNG Carrier Time Charterparty (Neptune) (incorporated by reference to Exhibit 10.16.1 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.29.4*††	Amendment No. 4, dated December 9, 2016, to the SRV LNG Carrier Time Charterparty (Neptune)

Exhibit
Number	Description

4.30†	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated December 20, 2007, among SRV Joint Gas Ltd., Suez LNG Trading SA and SRV Joint Gas Two Ltd., as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Two Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA, as amended by Amendment No. 1, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 2, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as supplemented by the Side Letter, dated November 17, 2013, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA (GDF Suez Cape Ann) (incorporated by reference to Exhibit 10.17 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.30.1†	Amendment No. 3, dated April 23, 2014, to the SRV LNG Carrier Time Charterparty (GDF Suez Cape Ann) (incorporated by reference to Exhibit 10.17.1 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.31†	Amendment and Restatement Agreement of the Original Lease, Operation and Maintenance Agreement, dated January 25, 2012, between Höegh LNG Ltd. and PT Perusahaan Gas Negara (Persero) Tbk, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated September 18, 2013, among PT Perusahaan Gas Negara (Persero) Tbk, Höegh LNG Ltd. and PT Höegh LNG Lampung, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated February 21, 2014, among PT Perusahaan Gas Negara (Persero) Tbk, PT PGN LNG Indonesia and PT Höegh LNG Lampung (PGN FSRU Lampung) (incorporated by reference to Exhibit 10.18 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.32†	Lease and Maintenance Agreement, dated April 15, 2015, between Hoegh LNG Cyprus Limited, acting through its Egypt Branch, and Höegh LNG Egypt LLC (Höegh Gallant) (incorporated by reference to Exhibit 4.26 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.33*††	International Leasing Agreement, dated November 1, 2014, between Höegh LNG FSRU IV Ltd. and Sociedad Portuaria El Cayao S.A. E.S.P., as amended by Amendment No. 1 thereto dated September 24, 2015 (Höegh Grace)

4.34*††	FSRU Operation and Services Agreement, dated November 1, 2014, between Höegh LNG Holdings Ltd. and Sociedad Portuaria El Cayao S.A. E.S.P., as amended by Amendment No. 1 thereto, dated September 24, 2015, as novated by the Deed of Novation, dated October 18, 2016, among Höegh LNG Holdings Ltd., Höegh LNG Colombia S.A.S. and Sociedad Portuaria El Cayao S.A. E.S.P. (Höegh Grace)

4.35	Second Amended and Restated Shareholders’ Agreement, dated July 18, 2014, among Mitsui O.S.K Lines, Ltd., Höegh LNG Partners Operating LLC and Tokyo LNG Tanker Co., Ltd. (incorporated by reference to Exhibit 4.19 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.36	Shareholders’ Agreement, dated March 13, 2013, between Höegh LNG Lampung Pte Ltd. and PT Bahtera Daya Utama (incorporated by reference to Exhibit 10.20 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.37	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Ltd. (incorporated by reference to Exhibit 10.21 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.38	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Two Ltd. (incorporated by reference to Exhibit 10.22 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

Exhibit
Number	Description

4.39	Amendment and Restatement Agreement, dated October 9, 2013, among Höegh LNG Lampung Pte Ltd., PT Bahtera Daya Utama and PT Imeco Inter Sarana (incorporated by reference to Exhibit 10.23 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.40	Revolving Loan Agreement, dated August 12, 2014, between Höegh LNG Partners LP and Höegh LNG Holdings Ltd. in the amount of $85,000,000 (incorporated by reference to Exhibit 4.24 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.40.1	Amendment No. 1 to the Revolving Loan Agreement, dated February 28, 2016 (incorporated by reference to Exhibit 4.32.1 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.41	Neptune Facility Agreement, dated December 20, 2007, among SRV Joint Gas Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, the Letter from the Agent for the Lenders, dated August 26, 2010, the Letter from the Agent for the Lenders, dated July 25, 2014 and the Amendment Agreement, dated February 24, 2015 (incorporated by reference to Exhibit 4.26 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.41.1*	Amendment Letter, dated December 7, 2016, to Neptune Facility Agreement, between SRV Joint Gas Ltd. and DNB Bank ASA, as security trustee and agent.

4.42	Cape Ann Facility Agreement, dated December, 20, 2007, among SRV Joint Gas Two Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, the Letter from the Agent for the Lenders, dated August 26, 2010, the Amendment Agreement, dated June 29, 2012 and the Letter from the Agent for the Lenders, dated July 25, 2014 (incorporated by reference to Exhibit 4.27 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.43	$299 Million Lampung Facility Agreement, dated September 12, 2013, between PT Höegh LNG Lampung and the other parties thereto, as amended by the Second Side Letter, dated December 18, 2014 (incorporated by reference to Exhibit 4.28 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.44	$412 Million Amended and Restated Facilities Agreement, dated March 17, 2016, among Hoegh LNG Cyprus Limited and Höegh LNG FSRU IV Ltd., as borrowers, and the other parties thereto (incorporated by reference to Exhibit 4.37 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.44.1*	Amendment Letter, dated December 23, 2016, to $412 Million Amended and Restated Facilities Agreement, among Hoegh LNG Cyprus Limited and Höegh LNG FSRU IV Ltd., as borrowers, and the other parties thereto

4.45	License Agreement, between Leif Höegh & Co. Ltd. and Höegh LNG Partners LP (incorporated by reference to Exhibit 10.29 to Amendment No. 1 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 17, 2014)

4.46	Contribution, Purchase and Sale Agreement, dated August 12, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.39 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.47	Letter Agreement, dated October 1, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Egypt LLC, Höegh LNG Partners LP and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.40 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.48	Option Agreement, dated October 1, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd. and Höegh LNG Partners LP (incorporated by reference to Exhibit 4.41 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

Exhibit
Number	Description

4.49	Amended and Restated Seller’s Credit Note, dated February 28, 2016, issued by Höegh LNG Partners LP in favor of Höegh LNG Ltd. (incorporated by reference to Exhibit 4.42 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.50	Contribution, Purchase and Sale Agreement, dated December 1, 2016, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K, filed on December 1, 2016)

8.1*	Subsidiaries of Höegh LNG Partners LP

12.1*	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer and the Principal Financial Officer

13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer and the Principal Financial Officer

15.1*	Schedule I - Condensed Financial Information of Registrant

15.2*	Consent of Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF*	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE*	XBRL Taxonomy Extension Schema Presentation Linkbase

*	Filed herewith.
†	Certain portions have been omitted pursuant to a confidential treatment order. Omitted information has been filed separately with the SEC.
††	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Annual Report and submitted separately to the Securities and Exchange Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

HÖEGH LNG PARTNERS LP

Date: April 6, 2017

	By:	/s/ Richard Tyrrell
		Name:	Richard Tyrrell
		Title:	Chief Executive Officer and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

The Board of Directors and Unitholders of Höegh LNG Partners LP

We have audited the accompanying consolidated balance sheets of Höegh LNG Partners LP as of December 31, 2016 and 2015, and the related consolidated and combined carve-out statements of income, comprehensive income, changes in partners’ capital / owner’s equity and cash flows for each of the three years in the period ended December 31, 2016. Our audit also included the financial statement schedule referred to in Item 18. These financial statements and schedule are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Höegh LNG Partners LP at December 31, 2016 and 2015, and the consolidated and combined carve-out results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young AS

Oslo, Norway

April 6, 2017

HÖEGH LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(in thousands of U.S. dollars, except per unit amounts)

	Notes	2016	2015	2014
REVENUES
Time charter revenues	6,17,20	$91,107	57,465	$22,227
Construction contract revenues	7,17	—	—	51,868
Other revenue		—	—	474
Total revenues	5,6	91,107	57,465	74,569
OPERATING EXPENSES
Voyage expenses		—	—	(1,139)
Vessel operating expenses	17,20	(16,080)	(9,679)	(6,197)
Construction contract expenses	7,20	(315)	—	(38,570)
Administrative expenses		(9,718)	(8,733)	(12,566)
Depreciation and amortization	11,12	(10,552)	(2,653)	(1,317)
Total operating expenses		(36,665)	(21,065)	(59,789)
Equity in earnings (losses) of joint ventures	5,16	16,622	17,123	(5,330)
Operating income (loss)	5	71,064	53,523	9,450
FINANCIAL INCOME (EXPENSE), NET
Interest income	17	857	7,568	4,959
Interest expense	14,17	(25,178)	(17,770)	(9,665)
Gain (loss) on derivative instruments	19	1,839	949	(161)
Other items, net		(3,333)	(2,678)	(2,788)
Total financial income (expense), net	8	(25,815)	(11,931)	(7,655)
Income (loss) before tax		45,249	41,592	1,795
Income tax expense	9	(3,872)	(313)	(481)
Net income (loss)	5	$41,377	41,279	$1,314

Earnings per unit
Common unit public (basic and diluted)	24	$1.58	1.56	$0.50
Common unit Höegh LNG (basic and diluted)	24	$1.52	1.57	$0.50
Subordinated unit (basic and diluted)	24	$1.52	1.57	$0.50

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(in thousands of U.S. dollars)

	Notes	2016	2015	2014
Net income (loss)		$41,377	41,279	$1,314
Unrealized gains (losses) on cash flow hedge	19	1,883	1,329	(10,159)
Income tax benefit (expense)	9,19	(378)	(395)	1,984
Other comprehensive income (loss)		1,505	934	(8,175)
Comprehensive income (loss)		$42,882	42,213	$(6,861)

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2015

(in thousands of U.S. dollars)

	Notes	2016	2015
ASSETS
Current assets
Cash and cash equivalents	18	$18,915	$32,868
Restricted cash	18	8,055	10,630
Trade receivables	18	2,088	8,200
Amounts due from affiliates	17,18	4,237	4,239
Advances to joint ventures	13,18	6,275	7,130
Inventory		697	767
Current portion of net investment in direct financing lease	6	3,485	3,192
Prepaid expenses and other receivables		609	528
Total current assets		44,361	67,554
Long-term assets
Restricted cash	18	14,154	15,198
Cash designated for acquisition	26	91,768	—
Vessels, net of accumulated depreciation	11	342,591	353,078
Other equipment	11	592	119
Intangibles and goodwill	12	16,241	18,646
Advances to joint ventures	13,18	943	6,861
Net investment in direct financing lease	6	286,626	290,111
Long-term deferred tax asset	9	791	2,026
Other long-term assets	10,18	12,400	10,150
Total long-term assets		766,106	696,189
Total assets		$810,467	$763,743

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2015

(in thousands of U.S. dollars)

	Notes	2016	2015
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	14,18	$32,208	$32,208
Trade payables		972	1,350
Amounts due to owners and affiliates	17,18	1,374	10,604
Loans and promissory notes due to owners and affiliates	17,18	—	287
Value added and withholding tax liability		796	2,078
Derivative instruments	18,19	3,534	4,912
Accrued liabilities and other payables	15	18,932	20,782
Total current liabilities		57,816	72,221
Long-term liabilities
Accumulated losses of joint ventures	5,16	25,886	42,507
Long-term debt	14,18	300,440	330,635
Revolving credit and seller’s credit due to owners and affiliates	17,18	43,005	47,000
Derivative instruments	18,19	3,511	5,855
Long-term tax liability	9	2,228	—
Long-term deferred tax liability	9	1,556	1,094
Other long-term liabilities	10	11,235	14,633
Total long-term liabilities		387,861	441,724
Total liabilities		445,677	513,945
EQUITY	22,23,24
Common units public: 17,639,039 units issued and outstanding at December 31, 2016 and 11,040,000 units issued and outstanding at December 31, 2015		321,091	209,372
Common units Höegh LNG: 2,116,060 units issued and outstanding at December 31, 2016 and 2015		6,849	6,604
Subordinated units: 13,156,060 units issued and outstanding at December 31, 2016 and 2015		42,586	41,063
Total partners' capital		370,526	257,039
Accumulated other comprehensive income (loss)	19	(5,736)	(7,241)
Total equity		364,790	249,798
Total liabilities and equity		$810,467	$763,743

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF

CHANGES IN PARTNERS’ CAPITAL/OWNER’S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(in thousands of U.S. dollars)

		Partners' Capital
	Owner's Equity	Common Units Public	Common Units Höegh LNG	Sub- ordinated Units	Accumulated Other Comprehensive Income	Total Equity
Combined carve-out balance as of December 31, 2013	$(48,096)	—	—	—	—	$(48,096)
Carve-out net loss (January 1- August 12, 2014)	(11,941)	—	—	—	—	(11,941)
Other comprehensive loss	—	—	—	—	(5,900)	(5,900)
Conversion of promissory note to equity	101,500	—	—	—	—	101,500
Carve-out distributions to owner, net	(11,039)	—	—	—	—	(11,039)
Combined carve-out balance as of August 12, 2014	30,424	—	—	—	(5,900)	24,524
Elimination of equity (note 2)	45,799	—	—	—	—	45,799
Allocation of partnership capital to unitholders August 12, 2014	(76,223)	—	10,561	65,662	—	—
Net proceeds from IPO net of underwriters' discounts, fees and expenses of offering (note 3)	—	203,467	—	—	—	203,467
Cash distribution of initial public offering proceeds to Höegh LNG (note 3)	—	—	(6,023)	(37,444)	—	(43,467)
Post-initial public offering net income	—	5,562	1,066	6,627	—	13,255
Cash distributions to unitholders	—	(2,025)	(388)	(2,413)		(4,826)
Other comprehensive loss	—	—	—	—	(2,275)	(2,275)
Distributions to owner, net	—	—	(14)	(85)	—	(99)
Consolidated balance as of December 31, 2014	—	207,004	5,202	32,347	(8,175)	236,378
Net income	—	17,273	3,326	20,680	—	41,279
Cash distributions to unitholders	—	(14,905)	(2,857)	(17,762)	—	(35,524)
Cash contribution from Höegh LNG	—	—	914	5,682	—	6,596
Other comprehensive income	—	—	—	—	934	934
Contributions from owner	—	—	19	116	—	135
Consolidated balance as of December 31, 2015	$—	209,372	6,604	41,063	(7,241)	$249,798

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF

CHANGES IN PARTNERS’ CAPITAL/OWNER’S EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(in thousands of U.S. dollars)

		Partners' Capital
	Owner's Equity	Common Units Public	Common Units Höegh LNG	Sub- ordinated Units	Accumulated Other Comprehensive Income	Total Equity
Consolidated balance as of December 31, 2015	$—	209,372	6,604	41,063	(7,241)	$249,798
Net income	—	18,133	3,221	20,023	—	41,377
Cash distributions to unitholders	—	(18,225)	(3,554)	(22,098)	—	(43,877)
Cash contribution from Höegh LNG	—	—	532	3,311	—	3,843
Other comprehensive income	—	—	—	—	1,505	1,505
Net proceeds from issuance of common units (note 22)	—	111,529	—	—	—	111,529
Issuance of units for Board of Directors' fees	—	189	—	—	—	189
Other and contributions from owner	—	93	46	287	—	426
Consolidated balance as of December 31, 2016	$—	321,091	6,849	42,586	(5,736)	$364,790

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(in thousands of U.S. dollars)

	2016	2015	2014
OPERATING ACTIVITIES
Net income (loss)	$41,377	41,279	$1,314
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	10,552	2,653	1,317
Equity in losses (earnings) of joint ventures	(16,622)	(17,123)	5,330
Changes in accrued interest income on advances to joint ventures and demand note	743	2,406	(4,349)
Amortization of deferred debt issuance cost and fair value of debt assumed	2,013	2,480	4,362
Amortization in revenue for above market contract	2,405	605	—
Changes in accrued interest expense	(227)	(162)	1,146
Refundable value added tax on import	—	—	(26,298)
Net currency exchange losses (gains)	(109)	102	(271)
Unrealized loss (gain) on derivative instruments	(1,839)	(949)	161
Deferred tax expense and provision for tax uncertainty	3,548	(1,033)	(24)
Issuance of units for board of directors' fees	189	—	—
Other adjustments	426	135	59
Changes in working capital:
Restricted cash	2,829	10,007	(22,180)
Trade receivables	(83)	(2,011)	(6,115)
Unbilled construction contract income	—	—	55,174
Inventory	70	271	—
Prepaid expenses and other receivables	(81)	235	26
Trade payables	(321)	154	864
Amounts due to owners and affiliates	(9,228)	(3,486)	6,019
Value added and withholding tax liability	3,043	2,892	7,660
Accrued liabilities and other payables	743	4,330	3,781
Net cash provided by (used in) operating activities	39,428	42,785	27,976

INVESTING ACTIVITIES
Expenditure for vessel, newbuildings and other equipment	(537)	(955)	(170,906)
Demand note made to Höegh LNG	—	—	(140,000)
Receipts from repayment of principal on advances to joint ventures	6,029	5,796	6,666
Receipts from repayment of principal on direct financing lease	3,192	2,919	1,341
Cash acquired in the acquisition of the Höegh Gallant	—	7,695	—
Increase in restricted cash for acquisition of Höegh Grace entities	(91,768)	—	—
(Increase) decrease in restricted cash	—	—	10,700
Net cash provided by (used in) investing activities	$(83,084)	15,455	$(292,199)

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(in thousands of U.S. dollars)

	2016	2015	2014
FINANCING ACTIVITIES
Proceeds from long-term debt	$—	—	$257,099
Proceeds from amounts due to owners and affiliates	—	—	10,193
Proceeds from loans and promissory notes due to owners and affiliates	8,622	—	650
Repayment of long-term debt	(32,208)	(22,348)	(44,766)
Repayment of amounts due to owners and affiliates	(12,617)	—	(25,400)
Repayments of loans and promissory notes due to owners and affiliates	—	—	(49,150)
Contributions from (distributions to) owners	—	—	(11,198)
Customer loan for funding of value added liability on import	(6,233)	(4,769)	26,297
Payment of debt issuance cost	—	(189)	(8,023)
Proceeds from initial public offering, net of underwriters' discounts and expenses	—	—	203,467
Cash from proceeds of initial public offering distributed to Höegh LNG	—	—	(43,467)
Net proceeds from issuance of common units (note 22)	111,529	—	—
Cash distributions to unitholders	(43,877)	(35,524)	(4,826)
Proceeds from indemnifications received from Höegh LNG	3,843	6,596	—
Cash settlement of derivative instruments	—	—	(1,100)
(Increase) decrease in restricted cash	644	385	(15,184)
Net cash provided by (used in) financing activities	29,703	(55,849)	294,592

Increase (decrease) in cash and cash equivalents	(13,953)	2,391	30,369
Cash and cash equivalents, beginning of period	32,868	30,477	108
Cash and cash equivalents, end of period	$18,915	32,868	$30,477

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

1. Description of business

Höegh LNG Partners LP (the “Partnership”) was formed under the laws of the Marshall Islands on April 28, 2014 as an indirect 100% owned subsidiary of Höegh LNG Holdings Ltd. (“Höegh LNG”) for the purpose of acquiring Höegh LNG’s interests in Hoegh LNG Lampung Pte. Ltd., PT Hoegh LNG Lampung (the owner of the PGN FSRU Lampung and the Tower Yoke Mooring System), SRV Joint Gas Ltd. (the owner of the Neptune), and SRV Joint Gas Two Ltd. (the owner of the GDF Suez Cape Ann) in connection with the Partnership’s initial public offering of its common units (the “IPO”).

On August 12, 2014, the Partnership completed its IPO. Prior to the closing of the IPO, Höegh LNG contributed to the Partnership all of its equity interests and loans and promissory notes due to it and affiliates in each of the entities owning the Neptune, the GDF Suez Cape Ann and the PGN FSRU Lampung. The transfer of the interests was recorded at Höegh LNG’s consolidated book values. At the closing of the IPO (including the exercise by the underwriters of the option to purchase an additional 1,440,000 common units), (i)11,040,000 common units were sold to the public for net proceeds, after deduction of offering expenses, of $203.5 million; (ii) Höegh LNG owned 2,116,060 common units and 13,156,060 subordinated units, representing approximately 58% of the limited partner interests in the Partnership, and 100% of the incentive distribution rights (“IDRs”) and (iii) a wholly owned subsidiary of Höegh LNG owned the non-economic general partner interest in the Partnership, as further described in note 3.

Under the partnership agreement, the general partner has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. Four of the seven board members were elected by the common unitholders at the Partnership’s first annual meeting of unitholders held on September 24, 2014. As a result, Höegh LNG, as the owner of the general partner, does not have the power to control the Partnership’s board of directors or the Partnership, and the Partnership is not considered to be under the control of Höegh LNG for US GAAP purposes. Therefore, the sale of a business from Höegh LNG to the Partnership is a change of control. As a result, the Partnership accounts for acquisitions of businesses under the purchase method of accounting and not as transfers of entities under common control.

On October 1, 2015, the Partnership closed the acquisition of 100% of the shares in Höegh LNG FSRU III Ltd., a Cayman Islands company, that indirectly owns the Höegh Gallant, as further described in note 4. The Höegh Gallant was constructed by Hyundai Heavy Industries Co., Ltd. (“HHI”) and was delivered to Höegh LNG in November 2014.

In December 2016, the Partnership issued and sold 6,588,389 common units in an underwritten public offering for net proceeds of $111.5 million (refer to note 22) to be used primarily to fund the purchase price of the acquisition of a 51% ownership interest in Höegh LNG Colombia Holding Ltd., the owner of the entities that own and operate the floating storage and regasification unit, Höegh Grace, in January 2017 (refer to note 26).

The interests in SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., collectively, are referred to as the “joint ventures” and the remaining entities owned by the Partnership, as reflected in the table below are, collectively, referred to as the “subsidiaries” in these consolidated and combined carve-out financial statements. Hoegh LNG Lampung Pte. Ltd., PT Hoegh LNG Lampung and the joint ventures are, collectively, referred to as the “Combined Entities” in the combined carve-out financial statements for the year ended December 31, 2014. The PGN FSRU Lampung, the Höegh Gallant, the Neptune and the GDF Suez Cape Ann are floating storage regasification units (“FSRUs”) and, collectively, referred to in these consolidated and combined carve-out financial statements as the vessels or the “FSRUs.” The Tower Yoke Mooring System (the “Mooring”) is an offshore installation that is used to moor the PGN FSRU Lampung to offload the gas into an offshore pipe that transports the gas to a land terminal. PT Hoegh LNG Lampung, Hoegh LNG Cyprus Limited, the owner of the Höegh Gallant, and the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are collectively referred to as the “FSRU-owning entities.”

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The Neptune and the GDF Suez Cape Ann operate under long-term time charters with expiration dates in 2029 and 2030, respectively, and, in each case, with an option for the charterer, GDF Suez Global LNG Supply SA, a subsidiary of ENGIE, to extend for up to one additional period of ten years or two additional periods of five years each. The PGN FSRU Lampung, operates under a long term time charter which started in July 2014 with an expiration date in 2034, with an option for the charterer to extend for up to two additional periods of five years each, and uses the Mooring that was constructed, installed and sold to the charterer, PT PGN LNG Indonesia (“PGN LNG”), a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”). The Höegh Gallant operates under a long term time charter which started in April 2015 with an expiration date in April 2020 with Hoegh LNG Egypt LLC (“EgyptCo”), a subsidiary of Höegh LNG. EgyptCo has a charter with the government-owned Egyptian Natural Gas Holding Company (“EGAS”). Pursuant to an option agreement, the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025.

The following table lists the entities included in these consolidated financial statements and their purpose as of December 31, 2016.

Jurisdiction of
Incorporation
Name	or Registration	Purpose
Höegh LNG Partners LP	Marshall Islands	Holding Company
Höegh LNG Partners Operating LLC (100% owned)	Marshall Islands	Holding Company
Hoegh LNG Services Ltd (100% owned)	United Kingdom	Administration Services Company
Hoegh LNG Lampung Pte. Ltd. (100% owned)	Singapore	Owns 49% of PT Hoegh LNG Lampung
PT Hoegh LNG Lampung (49% owned) (1)	Indonesia	Owns PGN FSRU Lampung
SRV Joint Gas Ltd. (50% owned) (2)	Cayman Islands	Owns Neptune
SRV Joint Gas Two Ltd. (50% owned) (2)	Cayman Islands	Owns GDF Suez Cape Ann
Höegh LNG FSRU III Ltd. (100% owned) (3)	Cayman Islands	Owns 100% of Hoegh LNG Cyprus Limited
Hoegh LNG Cyprus Limited (100% owned) (3)	Cyprus	Owns Höegh Gallant
Hoegh LNG Cyprus Limited Egypt Branch (100% owned) (3)	Egypt	Branch of Hoegh LNG Cyprus Limited

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

As of August 13, 2014, financial statements of the Partnership are consolidated since it was a separate legal entity owning the interests in the subsidiaries and joint ventures. At the closing of the IPO, the transfer of the interests was recorded at Höegh LNG’s consolidated book values. Prior to that date, the income statement, balance sheet and cash flows, as converted to US GAAP, have been carved out of the consolidated financial statements of Höegh LNG and are presented on a combined carve-out basis for the Combined Entities. The combined carve-out financial statements for the year ended December 31, 2014 include the related revenues, expenses and cash flows directly attributable to Hoegh LNG Lampung Pte. Ltd. and PT Hoegh LNG Lampung. In addition, the equity in earnings of 50% of the joint ventures using the equity method of accounting, and the related interest income on the advances to joint ventures, are included in the consolidated and combined carve-out financial statements. The combined carve-out financial statements prior to August 13, 2014, also include allocations of certain administrative expenses.

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

It has been determined that PT Hoegh LNG Lampung, Höegh LNG FSRU III Ltd., SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. are variable interest entities. A variable interest entity (“VIE”) is defined by US GAAP as a legal entity where either (a) the voting rights of some investors are not proportional to their rights to receive the expected residual returns of the entity, their obligations to absorb the expected losses of the entity, or both, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards. The guidance requires a VIE to be consolidated if any of its interest holders are entitled to a majority of the entity's residual returns or are exposed to a majority of its expected losses.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Based upon the criteria set forth in US GAAP, the Partnership has determined that PT Hoegh LNG Lampung is a VIE, as the equity holders, through their equity investments, may not participate fully in the entity's expected residual returns and substantially all of the entity's activities either involve, or are conducted on behalf of, the Partnership. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of PT Hoegh LNG Lampung are included in the consolidated and combined carve-out financial statements. Dividends may only be paid if the retained earnings are positive under Indonesian law and requirements are fulfilled under the Lampung facility. Refer to note 14. As of December 31, 2016 and 2015, PT Hoegh LNG Lampung had negative retained earnings and therefore cannot make dividend payments under Indonesia law. Under the Lampung facility, there are limitations on cash dividends and loans that can be made to the Partnership. As of December 31, 2016 and 2015, restricted net assets of the consolidated subsidiaries were $129.6 million and $119.8 million, respectively.

The Partnership has also determined that Höegh LNG FSRU III Ltd. is a VIE, as the equity investment does not provide sufficient equity to permit the entity to finance its activities without financial guarantees. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of Höegh LNG FSRU III Ltd. are included in the consolidated and combined carve-out financial statements. Under Cayman Islands law, dividends may only be paid out of profits or capital reserves if the entity is solvent after the distribution. Under the Gallant/Grace facility, there are limitations on dividends and loans distributions that can be made to the Partnership. Refer to note 14. The Partnership is a guarantor of the Gallant/Grace facility. As of December 31, 2016 and 2015, restricted net assets of the consolidated subsidiaries were $4.1 million and $4.4 million, respectively.

In addition, the Partnership has determined that the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are VIEs since each entity did not have a sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support at the time of its initial investment. The entities have been financed with third party debt and subordinated shareholders loans. The Partnership is not the primary beneficiary, as the Partnership cannot make key operating decisions considered to be most significant to the VIEs, but has joint control with the other equity holders. Therefore, the joint ventures are accounted for under the equity method of accounting as the Partnership has significant influence. The Partnership's carrying value is recorded in advances to joint ventures and accumulated losses of joint ventures in the consolidated balance sheets. For SRV Joint Gas Ltd., the Partnership had a receivable for the advances of $3.9 million and $7.2 million, respectively, and the Partnership’s accumulated losses or its share of net liabilities were $11.2 million and $19.8 million, respectively, as of December 31, 2016 and 2015. The Partnership's carrying value for SRV Joint Gas Two Ltd. consists of a receivable for the advances of $3.3 million and $6.8 million, respectively, and the Partnership’s accumulated losses or its share of net liabilities of $14.7 million and $22.7 million, respectively, as of December 31, 2016 and 2015. The major reason that the Partnership’s accumulated losses in the joint ventures are net liabilities is due to the fair value adjustments for the interest rate swaps recorded as liabilities on the combined balance sheets of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. The maximum exposure to loss is the carrying value of the receivables, which is subordinated to the joint ventures’ long-term bank debt, the investments in the joint ventures (accumulated losses), as the shares are pledged as security for the joint ventures’ long-term bank debt and Höegh LNG’s commitment under long-term bank loan agreements to fund its share of drydocking costs and remarketing efforts in the event of an early termination of the charters. Dividend distributions require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans; c) and under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

b.	Carve-out principles

For the period from January 1, 2014 to August 12, 2014 (the date of the IPO), the combined carve-out financial statements presented herein have been carved out of the consolidated financial statements of Höegh LNG and adjusted to be in accordance with US GAAP.

The combined carve-out financial statements for the year ended December 31, 2014 include the related revenues, expenses and cash flows directly attributable to Hoegh LNG Lampung Pte. Ltd. and PT Hoegh LNG Lampung. In addition, the equity in earnings of 50% of the joint ventures using the equity method of accounting, and the related interest income on the advances to joint ventures, are included in the consolidated and combined carve-out financial statements.

Prior to August 12, 2014, there were administrative expenses of Höegh LNG that were attributed to a specific vessel or project directly. The administrative expenses included undistributed corporate and segment management and administrative staffs’ salary expenses and benefits, and general and administrative expenses. These administrative expenses were allocated to the combined carve-out financial statements based on the number of vessels, newbuildings and business development projects in Höegh LNG’s fleet, joint ventures and operations. Related parties provided the commercial and technical services for the FSRUs, including supervision of newbuilding, and employ the crews that work on the FSRUs. Accordingly, neither the Combined Entities nor the Partnership were liable for any pension or post retirement benefits, since they had no direct employees prior to August 12, 2014.

Income tax expense was allocated to the Combined Entities on a separate returns basis.

Management deemed the allocations reasonable to present the results of operations and cash flows of the Partnership on a stand-alone basis. However, the results of operations and cash flows of the Partnership may differ from those that would have been achieved had the Partnership operated autonomously for periods prior to August 12, 2014 as the Partnership would have had additional administrative expenses, including legal, accounting, treasury and regulatory compliance and other costs normally incurred by a listed public entity and it would not have had the allocated expenses of Höegh LNG. Accordingly, the consolidated and combined carve-out financial statements prior to August 12, 2014 do not purport to be indicative of the future results of operations or cash flows of the Partnership.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Time charter revenues and related expenses

Time charter revenues:

Revenue arrangements may include the right to use FSRUs for a stated period of time that meet the criteria for lease accounting, in addition to providing a time charter service element. Leases are classified based upon defined criteria either as direct financing leases or operating leases. A lease that transfers substantially all of the benefits and risks of the FSRU to the charterer is accounted for as a financing lease by the lessor. All other leases that do not meet the criteria are classified as operating leases.

The lease element of time charters that is accounted for as operating leases is recognized on a straight line basis over the term of the charter. The Höegh Gallant’s time charter, which had a five year lease term at inception, is accounted for as an operating lease.

The lease element of time charters that are accounted for as direct financing leases is recognized over the lease term using the effective interest rate method and is included in time charter revenues. Direct financing leases are reflected on the consolidated balance sheets as net investments in direct financing leases. The PGN FSRU Lampung time charter, which had a 20 year lease term at inception, meets the criteria of transferring substantially all of the benefits and risks to the charterer and is accounted for as a direct financing lease.

Fees for providing time charter services, reimbursements for actual vessel operating expenses or estimates for certain reimbursable costs or taxes are recognized as revenues as services are performed or the actual costs are incurred. Revenues for the time charter services element are not recognized for days that the FSRUs are off-hire.

The Partnership’s time charters may include provisions for the charterer to make upfront payments for fees for certain vessel modifications, drydocking costs, other additions to equipment or spare parts. Fees for modifications or other additions to equipment are deferred and amortized over the shorter of the remaining charter period or the useful life of the additions. Upfront payments of fees for reimbursement of drydocking costs are deferred and recognized on a straight line basis over the period to the next drydocking.

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

Voyage expenses, if applicable and vessel operating expenses are expensed when incurred.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Restricted cash and cash designated for acquisition

Restricted cash includes balances deposited with a bank as required under debt facilities to settle withholding and other tax liabilities and other current obligations of the entity, principal and interest payments as required by the debt facilities and Egyptian pound balances in excess of Egyptian pound working capital needs, if any. Due to restrictions in Egypt, exchangeability between the Egyptian pound and other currencies has been more than temporarily lacking or limited. Restricted cash is classified as long-term when the settlement is more than 12 months from the balance sheet date or exchangeability with other currencies is more than temporarily lacking or limited. Cash designated for acquisition is classified as long-term and relates to the payment made on January 3, 2017 for the 51% interest in the entities owning and operating the Höegh Grace. Classification of restricted cash and cash designated for acquisition in the consolidated and combined carve-out statements of cash flows is as an operating, investing or financing activity when the purpose of the restriction or designation is directly related to operations, an investment or as collateral for borrowings, respectively.

Trade receivables and allowance for doubtful accounts

Trade receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in existing accounts receivable based on historical write-off experience and customer economic data. Account balances are charged off against the allowance when management believes that the receivable will not be recovered. The allowance for doubtful accounts was $0 for the years ended December 31, 2016 and 2015.

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

Investments in (accumulated losses) and advances to joint ventures

Investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for the Partnership’s proportionate share of earnings or losses and dividend distributions. As of December 31, 2016 and 2015, the Partnership had an accumulated share of losses and the balance is classified on the consolidated balance sheet as a liability on the line accumulated losses of joint ventures.

Advances to joint ventures represent loan receivables due from the joint ventures and are recorded at cost. Interest on the advances to joint ventures is recorded to interest income in the consolidated and combined carve-out statements of income as incurred. The quarterly payments from joint ventures include a payment of interest for the first month of the quarter and repayment of principal. Interest is accrued for the last two months of the quarter for repayment after the full principal is repaid at the end of the loans. Payments of interest, including accrued interest repaid at the end of the loans, are treated as return on investment and included as a component of net cash provided by operating activities in the consolidated and combined carve-out statements cash flow. Payments of principal are included as a component of net cash provided by investing activities in the consolidated and combined carve-out statements cash flow.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Inventory

Inventory consists of bunker fuel maintained on the FSRUs, if it is owned by the FSRU-owning entity. Inventory is stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out method.

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

In determining the useful lives of intangible assets, the expected use of the assets, the contractual provisions that limit the useful life and other economic factors are considered. The contract related intangibles and their useful lives are as follows:

Useful life
Intangible category	(Years)
Above market time charter	3.4
Option for time charter extension	5.3

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The intangible for the above market value of the time charter contract associated with the Höegh Gallant is amortized to time charter revenue on a straight line basis over the remaining term of the contract. Höegh LNG and the Partnership have entered into an option agreement pursuant to which the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the existing charter in May 2020 until July 2025. The intangible for the option for time charter extension will be amortized on a straight line basis over the extension period starting in May 2020, subject to impairment testing for recoverability in the preceding periods.

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

All derivative instruments are initially recorded at fair value as either assets or liabilities in the consolidated balance sheet and are subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the contract qualifies for hedge accounting.

For derivative instruments that are not designated or that do not qualify for hedge accounting, the changes in the fair value of the derivative instruments are recognized in earnings. In order to designate a derivative as a cash flow hedge, formal documentation of the relationship between the derivative and the hedged item is required. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge.

For derivative instruments qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative instruments are initially recorded in other comprehensive income as a component of total equity. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses or amortization on the derivative that are excluded from the assessment of hedge effectiveness. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from accumulated other comprehensive income to the gain (loss) on derivative instruments line in the consolidated and combined carve-out statement of income. If a cash flow hedge is terminated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in accumulated other comprehensive income remain there until the hedged item impacts earnings, at which point they are amortized or transferred to gain (loss) on derivative instruments in the consolidated and combined carve-out statement of income. If the hedged items are no longer considered probable of occurring, amounts recognized in total equity are immediately transferred to the gain (loss) on derivative instruments in the consolidated and combined carve-out statement of income.

Prepaid and deferred revenue

Prepaid revenue includes prepayments of fees for charter hire, vessel operating expenses or other future services. Deferred revenues include payments from charterers for certain vessel modifications which is amortized over the charter or other reimbursements not meeting revenue recognition criteria.

Deferred debt issuance costs and fair value of debt assumed

Debt issuance costs, including arrangement fees and legal expenses, are deferred and presented as a direct deduction from the outstanding principal of the related debt in the consolidated balance sheet and amortized on an effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included as a component of interest expense. If a loan or part of a loan is repaid early, any unamortized portion of the deferred debt issuance costs is recognized as interest expense proportionate to the amount of the early repayment in the period in which the loan is repaid.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The discount or premium arising in a business combination for the difference in the fair value of the debt assumed compared to the outstanding principal is reported in the consolidated balance sheet as a direct adjustment to the outstanding principal of the related debt and amortized on an effective interest rate method over the term of the relevant loan. Amortization of fair value of the debt assumed is included as a component of interest expense. If a loan or part of a loan is repaid early, any unamortized portion of the discount or premium is recognized as interest expense proportionate to the amount of the early repayment in the period in which the loan is repaid.

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

Recently adopted accounting pronouncements

In August 2014, the Financial Accounting Standards Board (“FASB”) issued new guidance for Presentation of Financial Statements – Going Concern. The amendments provide guidance for management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern within one year after the date the financial statements are issued and to provide related footnote disclosures. No disclosure is required if there is no substantial doubt an entity’s ability to continue as a going concern. The amendments are effective for annual periods ending after December 15, 2016, and including interim periods within those annual periods. The Partnership implemented this guidance which did not impact the Partnership’s consolidated financial statements.

In February 2015, the FASB issued revised guidance for consolidation, Amendments to the Consolidation Analysis. This guidance modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities and affects the consolidation analysis of reporting entities that are involved with variable interest entities. All legal entities are subject to re-evaluation under the revised consolidation model. The amendment is effective for interim and annual reporting periods beginning after December 15, 2015. The Partnership’s adoption of this guidance did not impact the Partnership’s consolidated financial statements.

In November 2015, the FASB issued revised guidance for the classification of deferred taxes, Balance Sheet Classification of Deferred Taxes. Under the new guidance, companies are required to classify all deferred tax assets and liabilities as non-current on the balance sheet instead of separating deferred taxes into current and non-current amounts. Also, companies will no longer allocate valuation allowances between current and non-current deferred tax assets because those allowances also will be classified as non-current. The guidance may be adopted on either a prospective or retrospective basis. The guidance is effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. However, early adoption is permitted. The Partnership early adopted the guidance as of December 31, 2016 and has adjusted the consolidated balance sheet as of December 31, 2015 on a retrospective basis. The reclassification reduced current assets by $381 and increased non-current assets by $381 as of December 31, 2015, and the reclassification reduced current liabilities by $450 and increased non-current liabilities by $450 as of December 31, 2015.

There are no other recent accounting pronouncements, whose adoption had a material impact on the consolidated financial statements in the current year.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Recently issued accounting pronouncements

In May 2014, the FASB issued a new accounting standard, Revenue from Contracts with Customers, as subsequently updated by the FASB. Under the new standard, an entity must identify performance obligations and the transaction price in a contract, and allocate the transaction price to specific performance obligations to recognized revenue when the obligations are completed. Revenue for most contracts with customers will be recognized when promised goods or services are transferred to customers in an amount that reflects consideration that the entity expects to be entitled, subject to certain limitations. Under the new standard, additional qualitative and quantitative disclosures are required. The scope of this guidance does not apply to leases, financial instruments, guarantees and certain non-monetary transactions. However, the scope of the guidance does apply to the allocation of the transaction price to lease elements and non-lease elements. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Partnership has made an initial assessment of the impact of this standard on its contracts for evaluating potential material effects of this standard on its consolidated financial statements when adopted. The most significant implementation matters for the Partnership involve the allocation of the transaction price, subject to certain limitations, to the lease element, which is covered by other guidance, and the non-lease or service element for which this guidance applies. Based upon the analysis to date, the Partnership does not expect material effects to the allocation of the transaction price to lease elements and service elements or material effects on the timing or amounts of revenue recognized under the guidance of this standard. The Partnership will complete detailed analysis on a contract by contract basis prior to implementing the standard and evaluating the disclosure requirements. The Partnership will implement the standard on January 1, 2018 and expects to apply the modified retrospective approach with the cumulative effect of initially applying the standard as an adjustment to the opening balance of equity.

In February 2016, the FASB issued revised guidance for leasing, Leases. The objective is to establish the principles that lessors and lessees shall apply to report useful information to users of financial statements about the amount, timing and uncertainty of cash flows arising from a lease. The standard is effective for annual periods beginning after December 15, 2018, and including interim periods within those annual periods. Early adoption is permitted. The Partnership is currently assessing the impact the adoption of this standard will have on the consolidated financial statements and related disclosures.

In August 2016, the FASB issued revised guidance for Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. The guidance clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Partnership is currently assessing the impact the adoption of this standard will have on the consolidated statement of cash flows.

In November 2016, the FASB issued revised guidance for Statement of Cash Flows: Restricted Cash. The amendments require that the statement of cash flows explain the change during the period in the total cash, cash equivalents and amounts generally described as restricted cash when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted. The Partnership is currently assessing the impact the adoption of this standard will have on the consolidated statement of cash flows.

In January 2017, the FASB issued revised guidance for Business Combinations: Clarifying the Definition of a Business. The amendments provide a framework to evaluate when an input and a substantive process are present in an acquisition to be considered a business and require entities to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. The new standard is to be applied prospectively to any transactions occurring within the period of adoption and is effective for public business entities for fiscal years beginning after December 15, 2017. Early adoption is permitted, including annual periods in which the financial statements have not been issued. The Partnership is currently assessing the impact the adoption of this standard will have on further acquisitions.

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

(iii)	Its receivables for the $40 million promissory note due to Höegh LNG as well as accrued interest on such note and two other promissory notes relating to Hoegh LNG Lampung Pte. Ltd.;

These transactions have been accounted for as a capital contribution by Höegh LNG to the Partnership.

Recapitalization of the Partnership

(i)	The Partnership issued to Höegh LNG 2,116,060 common units and 13,156,060 subordinated units and 100% of incentive distribution rights (“IDRs”), which will entitle Höegh LNG to increasing percentages of the cash the Partnership distributes in excess of $0.388125 per unit per quarter.

(ii)	The Partnership issued to Höegh LNG GP LLC, a wholly owned subsidiary of Höegh LNG, a non-economic general partner interest in the Partnership.

Initial Public Offering

(i)	The Partnership issued and sold through the underwriters to the public 11,040,000 common units (including 1,440,000 common units exercised pursuant to the underwriters’ option to purchase additional common units), representing approximately 42% limited partnership interest in the Partnership. The common units were sold for $20.00 per unit resulting in gross proceeds of $220.8 million. The net proceeds of the offering were approximately $203.5 million. Net proceeds is after deduction of underwriters’ discounts, structuring fees and reimbursements and the incremental direct costs attributable to the IPO that were deferred and charged against the proceeds of the offering.

(ii)	The Partnership applied the net proceeds of the offering as follows: (i) $140 million to make a loan to Höegh LNG in exchange for a note bearing interest at a rate of 5.88% per annum, (ii) $20 million for general partnership purposes and (iii) the remainder of approximately $43.5 million to make a cash distribution to Höegh LNG.

Proceeds from IPO and application of funds
(in thousands of U.S. dollars)
Gross proceeds from IPO	$220,800
Underwriters’ discounts, structuring fees and incremental direct IPO expenses	(17,333)
Net proceeds from IPO	203,467
Loan of initial public offering proceeds to Höegh LNG for demand note	(140,000)
Cash distribution of initial public offering proceeds to Höegh LNG	(43,467)
Cash retained for general partnership purposes	$20,000

At the completion of the IPO, Höegh LNG owned 2,116,060 common units and 13,156,060 subordinated units, representing an approximate 58% limited partnership interest in the Partnership.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Agreements

In connection with the IPO the Partnership entered into several agreements including:

(i)	An $85 million revolving credit facility with Höegh LNG, which was undrawn at the closing of the IPO;

(ii)	An omnibus agreement with Höegh LNG, the general partner, and Höegh LNG Partners Operating LLC (the “operating company”) governing, among other things:

a.	To what extent the Partnership and Höegh LNG may compete with each other;

b.	The Partnership’s option to purchase from Höegh LNG all or a portion of its interests in an additional FSRU, the Independence, within 24 months after acceptance of such vessel by her charterer, subject to reaching an agreement with Höegh LNG regarding the purchase price and other terms in accordance with the provisions of the omnibus agreement and any rights AB Klaipèdos Nafta has under the related time charter, which the Partnership may exercise at one or more times during such 24-month period;

c.	The Partnership’s rights of first offer on certain FSRUs and LNG carriers operating under charters of five or more years; and

d.	Höegh LNG’s provision of certain indemnities to the Partnership.

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

Existing agreements remain in place for provision of certain services to the Partnership’s vessel owning joint ventures or entity, of which the material agreements are as follows:

•	The joint ventures are parties to ship management agreements with Höegh LNG Fleet Management AS (“Höegh LNG Management”) pursuant to which Höegh LNG Management provides the joint ventures with technical and maritime management and crewing of the Neptune and the GDF Suez Cape Ann, and Höegh Norway is a party to a sub-technical support agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides technical support services with respect to the PGN FSRU Lampung; and

•	The joint ventures are parties to commercial and administration management agreements with Höegh Norway, and PT Hoegh LNG Lampung is a party to a technical information and services agreement with Höegh Norway.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

4. Business combinations

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

(in thousands of U.S dollars)
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

Two contract related intangibles were identified. The Partnership recorded $11.0 million for the favorable time charter contract with EgyptCo and $8.0 million for the option for the time charter extension until 2025. Refer to note 2. c. Significant accounting policies; Intangibles and goodwill for information on the useful life and timing of amortization of the intangibles and note 12 for additional information. The fair value of the assets acquired and the liabilities assumed approximated the total consideration, therefore, the residual amount of $0.3 million, was recognized as goodwill.

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

	Year ended
Unaudited pro forma information	December 31,
(in thousands of U.S. dollars)	2015	2014
Total revenues	$77,905	$75,855
Net income (loss)	$28,975	$(9,179)

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

5. Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization and interest income from advances to joint ventures and the demand note due from Höegh LNG and interest expense related to the seller’s credit note and the outstanding balance on the $85 million revolving credit facility are included in “Other.”

For the years ended December 31, 2016 and 2015, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating lease related to the Höegh Gallant from the acquisition date of October 1, 2015. For the year ended December 31, 2014, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and construction contract revenues and expenses of the Mooring. The Mooring was constructed on behalf of, and was sold to, PGN LNG and was accounted for using the percentage of completion method. The Mooring project was completed as of December 31, 2014.

As of December 31, 2016, 2015 and 2014, Joint venture FSRUs include two 50% owned FSRUs, the Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer.

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

In time charters, the charterer, not the Partnership, controls the choice of locations or routes the FSRUs serve. Accordingly, the presentation of information by geographical region is not meaningful. The following tables include the results for the segments for the years ended December 31, 2016, 2015 and 2014.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Year ended December 31, 2016
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-	Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations (1)	reporting
Time charter revenues	$91,107	43,272	—	134,379	(43,272)	$91,107
Total revenues	91,107	43,272	—	134,379		91,107
Operating expenses	(19,043)	(9,107)	(6,755)	(34,905)	9,107	(25,798)
Construction contract expenses	(315)	—	—	(315)		(315)
Equity in earnings (losses) of joint ventures	—	—	—	—	16,622	16,622
Segment EBITDA	71,749	34,165	(6,755)	99,159
Depreciation and amortization	(10,552)	(9,525)	—	(20,077)	9,525	(10,552)
Operating income (loss)	61,197	24,640	(6,755)	79,082		71,064
Gain (loss) on derivative instruments	1,839	7,092	—	8,931	(7,092)	1,839
Other financial income (expense), net	(23,381)	(15,110)	(4,273)	(42,764)	15,110	(27,654)
Income (loss) before tax	39,655	16,622	(11,028)	45,249	—	45,249
Income tax expense	(3,852)	—	(20)	(3,872)	—	(3,872)
Net income (loss)	$35,803	16,622	(11,048)	41,377	—	$41,377

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.

	As of December 31, 2016
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-	Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations (1)	reporting
Vessels, net of accumulated depreciation	$342,591	274,932	—	617,523	(274,932)	$342,591
Net investment in direct financing lease	290,111	—	—	290,111	—	290,111
Goodwill	251	—	—	251	—	251
Advances to joint ventures	—	—	7,218	7,218	—	7,218
Total assets	698,869	298,712	111,598	1,109,179	(298,712)	810,467
Accumulated losses of joint ventures	—	—	50	50	(25,936)	(25,886)
Expenditures for newbuildings, vessels & equipment	537	783	—	1,320	(783)	537
Expenditures for drydocking	—	135	—	135	(135)	—
Principal repayment direct financing lease	3,192	—	—	3,192	—	3,192
Amortization of above market contract	$2,405	—	—	2,405	—	$2,405

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Year ended December 31, 2015
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-	Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations (1)	reporting
Time charter revenues	$57,465	42,698	—	100,163	(42,698)	$57,465
Total revenues	57,465	42,698	—	100,163		57,465
Operating expenses	(12,346)	(9,493)	(6,066)	(27,905)	9,493	(18,412)
Equity in earnings (losses) of joint ventures	—	—	—	—	17,123	17,123
Segment EBITDA	45,119	33,205	(6,066)	72,258
Depreciation and amortization	(2,653)	(9,227)	—	(11,880)	9,227	(2,653)
Operating income (loss)	42,466	23,978	(6,066)	60,378		53,523
Gain (loss) on derivative instruments	949	9,246	—	10,195	(9,246)	949
Other financial income (expense), net	(18,275)	(16,101)	5,395	(28,981)	16,101	(12,880)
Income (loss) before tax	25,140	17,123	(671)	41,592	—	41,592
Income tax expense	(333)	—	20	(313)	—	(313)
Net income (loss)	$24,807	17,123	(651)	41,279	—	$41,279

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.

	As of December 31, 2015
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-	Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations (1)	reporting
Vessels, net of accumulated depreciation	$353,078	283,539	—	636,617	(283,539)	$353,078
Net investment in direct financing lease	293,303	—	—	293,303	—	293,303
Goodwill	251	—	—	251	—	251
Advances to joint ventures	—	—	13,991	13,991	—	13,991
Total assets	736,108	303,390	27,635	1,067,133	(303,390)	763,743
Accumulated losses of joint ventures	—	—	50	50	(42,557)	(42,507)
Expenditures for newbuildings, vessels & equipment	955	11,431	—	12,386	(11,431)	955
Expenditures for drydocking	—	1,664	—	1,664	(1,664)	—
Principal repayment direct financing lease	2,919	—	—	2,919	—	2,919
Amortization of above market contract	$605	—	—	605	—	$605

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Year ended December 31, 2014
		Joint venture				Consolidated
	Majority	FSRUs		Total		and combined
	held	(proportional		Segment	Elimin-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Ations (1)	reporting
Time charter revenues	$22,227	41,319	—	63,546	(41,319)	$22,227
Construction contract revenues	51,868	—	—	51,868	—	51,868
Other revenue	474	—	—	474	—	474
Total revenues	74,569	41,319	—	115,888		74,569
Operating expenses	(13,689)	(8,485)	(6,213)	(28,387)	8,485	(19,902)
Construction contract expenses	(38,570)	—	—	(38,570)	—	(38,570)
Equity in earnings of joint ventures	—	—	—	—	(5,330)	(5,330)
Segment EBITDA	22,310	32,834	(6,213)	48,931
Depreciation and amortization	(1,317)	(9,148)	—	(10,465)	9,148	(1,317)
Operating income (loss)	20,993	23,686	(6,213)	38,466		9,450
Gain (loss) on derivative instruments	(161)	(11,878)	—	(12,039)	11,878	(161)
Other financial income (expense), net	(11,952)	(17,138)	4,458	(24,632)	17,138	(7,494)
Income (loss) before tax	8,880	(5,330)	(1,755)	1,795	—	1,795
Income tax benefit (expense)	(505)	—	24	(481)	—	(481)
Net income (loss)	$8,375	(5,330)	(1,731)	1,314	—	$1,314

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.

For the years ended December 31, 2016, 2015 and 2014, the percentage of consolidated and combined carve-out total revenues from the following customers accounted for over 10% of the consolidated and combined carve-out total revenues:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2016	2015	2014
PT PGN LNG Indonesia	50%	79%	100%
Höegh LNG Egypt LLC	50%	21%	—

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

6. Time charter revenues and net investment in direct financing lease

As of December 31, 2016, the minimum contractual future revenues to be received under the time charters for the PGN FSRU Lampung and the Höegh Gallant during the next five years and thereafter are as follows:

(in thousands of U.S. dollars)	Total
2017	$88,748
2018	88,748
2019	88,748
2020	55,670
2021	39,131
Thereafter	502,348
Total	$863,393

The long-term time charter for the PGN FSRU Lampung with PGN LNG has an initial term of 20 years from the acceptance date of October 30, 2014 and the contract expires in 2034. The time charter hire payments began July 21, 2014 when the project was ready to begin commissioning. The lease element of the time charter is accounted for as a direct financing lease. The minimum contractual future revenues in the table above include the fixed payments for the lease and services elements for the initial term but exclude the variable fees from the charterer for vessel operating expenses and reimbursement of tax expenses. The charterer has an option to purchase the PGN FSRU Lampung, which can be exercised after the third anniversary of the commencement of the charter until the twentieth anniversary, at stated prices in the time charter. The minimum contractual future revenues do not include the option price. The time charter also provides options for the charterer to extend the lease term for two five year periods. Unexercised option periods are excluded from the minimum contractual future revenues.

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

The lease element of time charter hire for the PGN FSRU Lampung is recognized over the lease term using the effective interest rate method and is included in time charter revenues. The direct financing lease is reflected on the consolidated balance sheets as net investment in direct financing lease, a receivable, as follows:

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of
	December 31,
(in thousands of U.S. dollars)	2016	2015
Minimum lease payments	$589,074	$589,074
Unguaranteed residual value	146,000	146,000
Unearned income	(440,606)	(440,606)
Initial direct cost, net	3,095	3,095
Net investment in direct financing lease	297,563	297,563
Principal repayment and amortization	(7,452)	(4,260)
Net investment in direct financing lease at December 31	290,111	293,303
Less: Current portion	(3,485)	(3,192)
Long term net investment in direct financing lease	$286,626	$290,111

There was no allowance for doubtful accounts as of December 31, 2016 and 2015.

7. Construction contract revenues

	Year ended December 31,
(in thousands of U.S. dollars)	2016	2015	2014
Construction contract revenue	$—	—	$51,868
Construction contract expenses	(315)	—	(38,570)
Recognized contract margin (loss)	$(315)	—	$13,298

PGN LNG formally accepted the PGN FSRU Lampung and signed the Certificate of Acceptance on October 30, 2014 which was the condition for the final payment related to the Mooring. As such the Mooring project was 100% completed as of December 31, 2014. PGN LNG issued invoices for delay liquidated damages of $7.1 million related to claims from PGN LNG on the project for the year end December 31, 2014. Subsequent to December 31, 2014, an understanding with PGN LNG was reached under which no delay liquidated damages were payable. Due to this subsequent event, no delay liquated damages were reflected in the construction contract expenses for the year ended December 31, 2014. Refer to note 20. As of December 31, 2014, the Partnership recorded a warranty allowance of $2.0 million to construction contract expenses for technical issues that required the replacement of equipment parts for the Mooring. Refer to note 20. As of December 31, 2015, approximately $1.0 million of the allowance had been used and the remaining warranty allowance was $1.0 million.

As of December 31, 2016, approximately $1.0 million of the warranty allowance had been used. The final replacement parts have been ordered and an updated estimate has been prepared for the installation cost to complete the warranty replacements. The revised estimate exceeded the remaining warranty allowance. As a result, an additional warranty provision of $0.3 million was recorded as of June 30, 2016. The Partnership anticipates that part of the costs incurred for the remaining warranty replacements, net of deductible amounts, will be recoverable under the Partnership’s insurance coverage. An insurance claim will be filed with the insurance carrier when the costs have been incurred. The insurance claims can only be recognized in the consolidated and combined carve-out financial statements when the claims submitted are probable of recovery. The installation of the replacement parts is expected to occur in 2017. The Partnership is indemnified by Höegh LNG for all warranty provisions at the time the costs are incurred, subject to repayment to the extent recovered by insurance. Refer to notes 17 and 20.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

8. Financial income (expense), net

The components of financial income (expense), net are as follows:

	Year ended December 31,
(in thousands of U.S. dollars)	2016	2015	2014
Interest income	$857	7,568	$4,959
Interest expense:
Interest expense	(21,990)	(14,099)	(9,163)
Commitment fees	(1,175)	(1,191)	(1,587)
Amortization of debt issuance cost and fair value of debt assumed	(2,013)	(2,480)	(4,362)
Capitalized interest	—	—	5,447
Total interest expense	(25,178)	(17,770)	(9,665)
Gain (loss) on derivative instruments	1,839	949	(161)
Other items, net:
Foreign exchange gain (loss)	(383)	(16)	124
Bank charges, fees and other	(183)	(77)	(84)
Withholding tax on interest expense and other	(2,767)	(2,585)	(2,828)
Total other items, net	(3,333)	(2,678)	(2,788)
Total financial income (expense), net	$(25,815)	(11,931)	$(7,655)

Interest income related to the demand note due from Höegh LNG from its inception date of August 12, 2014 until its cancellation on October 1, 2015 and the advances to the joint ventures for each of the years ended December 31, 2016, 2015 and 2014. Interest expense related to the seller’s credit note, revolving credit facility from the first utilization in August 2016 (notes 14, 17 and 18), the Lampung facility (notes 14 and 18) from its initial drawdown on March 4, 2014, the Gallant facility (notes 14 and 18) from the acquisition date on October 1, 2015, and loans and promissory notes due to owners and affiliates until the closing date of the IPO on August 12, 2014. Refer to note 17.

9. Income tax

The components of income tax expense recognized in the consolidated and combined carve-out statements of income are as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2016	2015	2014
Total current tax (benefit) expense	$2,553	136	$505
Deferred tax (benefit) expense for
Change in temporary differences	3,864	4,388	1,878
Tax loss and tax credit carried forward	2,016	(153)	(3,390)
Change in valuation allowance	(4,561)	(4,058)	1,488
Total deferred tax (benefit) expense	1,319	177	(24)
Total income tax (benefit) expense	$3,872	313	$481

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The reconciliation of the income before tax at the statutory rate in the Marshall Islands to the actual income tax expense for each year is as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2016	2015	2014
Income before tax	$45,249	41,592	$1,795
At applicable statutory tax rate
Amount computed at corporate tax of 0%	—	—	—
Foreign tax rate differences	3,258	3,960	(1,429)
Permanent differences:
Non deductible interest expense	5,243	—	—
Non deductible withholding tax	782	777	905
Tax exemptions	(28)	(27)	(29)
Non deductible other financial items	214	580	286
Non deductible (taxable) foreign exchange gain (loss)	4	32	61
Other non deductible costs	(35)	102	198
Tax credits	(1,005)	(1,053)	(999)
Adjustment for valuation allowance	(4,561)	(4,058)	1,488
Tax expense (benefit) for year	$3,872	313	$481

Deferred tax (benefit) expense recognized in the consolidated and combined carve-out statements of comprehensive income as a component of other comprehensive income (“OCI”) are as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2016	2015	2014
Cash flow hedge derivative instruments	$378	395	$(2,374)
Valuation allowance	—	—	390
Deferred tax (benefit) expense recognized in OCI	$378	395	$(1,984)

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Deferred income tax assets (liabilities) are summarized as follows:

	As of
	December 31,
(in thousands of U.S. dollars)	2016	2015
Deferred tax assets:
Direct financing lease	$—	$2,129
Accrued liabilities and other payables	369	279
Derivative instruments	1,601	1,979
Other equipment	13	11
Tax credits carried forward	1,504	1,243
Tax loss carryforward	40	2,317
Valuation allowance	(40)	(4,602)

Deferred tax liabilities:
Deferred debt issuance cost	—	(87)
Accrued interest income	(3,060)	(2,337)
Accrued liabilities and other payables	(4)	—
Direct financing lease	(1,188)	—
Deferred tax assets (liabilities), net	$(765)	$932

The Partnership is not subject to Marshall Islands corporate income taxes. The Partnership is subject to tax for earnings of its subsidiaries incorporated in Singapore, Indonesia, Cyprus and the UK. For the years ended December 31, 2016 and 2015, the tax expense principally related to subsidiaries in Indonesia and Singapore. For the year ended December 31, 2014, the tax expense principally related to the Singapore subsidiary. The Singapore subsidiary’s taxable income mainly arises from internal interest income. For the year ended December 31, 2016, limitations on deductibility of interest expense were applied to the Indonesian subsidiary as a result of new regulations (refer to note 20), increasing taxable income and utilizing all the remaining tax loss carryforward from 2014 for which a valuation allowance was recorded. As described below, the income tax expense was impacted by the uncertain tax position arising in 2013. For the year ended December 31, 2015, the Indonesian subsidiary partly utilized the tax loss carryforward from 2014. The Indonesian subsidiary incurred a tax loss for which a valuation allowance was recorded for the year ended December 31, 2014.

A valuation allowance for deferred tax assets is recorded when it is more-likely-than-not that some or all of the benefit will not be realized based on consideration of all the positive and negative evidence. Given the lack of historical operations in Indonesia, management of the Partnership concluded a valuation allowance should be established to reduce the deferred tax assets to the amount deemed more-likely-than-not of realization for the years ended December 31, 2015 and 2014. Management concluded that $1,979 and $1,985 of the deferred tax assets were more-likely-than-not to be realized over the term of the interest rate swaps related to the Lampung facility and recognized deferred tax assets for those amounts for the years ended December 31, 2015 and 2014, respectively. As of December 31, 2016, the Indonesian subsidiary had generated taxable income for several years and was in a net deferred tax liability position. As a result, management concluded that all deferred tax assets for the Indonesian subsidiary were more-likely-than-not to be realized. A reduction in the valuation allowance of $4,561 and $4,058 was recorded to income tax expense in the consolidated and combined carve-out statement of income for the years ended December 31, 2016 and 2015. Deferred tax expense for the change in the valuation allowance of $1,488 was recorded to income tax expense in the consolidated and combined carve-out statement of income and consolidated and combined carve-out statement of comprehensive income for the year ended December 31, 2014.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. In 2013, a tax loss was incurred in Indonesia principally due to unrealized losses on foreign exchange that does not impact the income statement prepared in the functional currency of U.S. dollars. In 2014, the Indonesia authorities approved the change of currency for tax reporting to U.S. dollars. Under existing tax law, it is not clear if the prior year tax loss carryforward from foreign exchange losses can be utilized when the tax reporting currency is subsequently changed. Due to the uncertainty of this tax position, a provision was recognized for the year ended December 31, 2013 and the resulting unrecognized tax benefit was $2,626. There was no change in the unrecognized tax benefits as of December 31, 2014. For the years ended December 31, 2016 and 2015, the generation of taxable income resulted in the utilization of $2,500 and $126 of the 2013 tax loss carryforward which was not recognized due to the uncertainty of this tax position. As a result, taxable income for the Indonesian subsidiary for the year ended December 31, 2016 exceeded the remaining 2014 tax loss carryforward and a long-term income tax payable of $2,228 was recorded for the uncertain tax position.

Tax loss carryforward of $40 expires in 2020 and 2021. Tax credits carried forward of $464 and $1,040 expire in 2017 and 2018, respectively.

10. Other long-term assets and other long-term liabilities

The components other long-term assets are as follows:

	As of December 31,
(in thousands of U.S. dollars)	2016	2015
Refundable value added tax on import	$6,099	$10,064
Long-term receivable	6,195	—
Other long-term assets	106	86
Total other long-term assets	$12,400	$10,150

Refundable value added tax was paid in Indonesia in local currency on the import of PGN FSRU Lampung into the country in 2014. The original balance was reduced for net value added tax incurred for the years ended December 31, 2016, 2015 and 2014. The receivable can be recovered by requesting a refund from the tax authorities for the net outstanding balance as of a given date or applying future periods net value added tax liabilities against the receivable. The process to obtain a refund takes more than twelve months. The Partnership is evaluating whether to request a refund or continue to apply value added tax liabilities as incurred against the receivable. The charterer provided an advance for the funding of the refundable value added tax on import.

The current portion and long term advance for refundable value added tax, as of December 31, 2016 and 2015, were as follows:

	As of December 31,
(in thousands of U.S. dollars)	2016	2015
Total advance for refundable value added tax on import	$11,639	$17,428
Less: Current portion of advance for refundable value added tax (note 15)	(404)	(2,795)
Long term advances for value added tax recorded in other long-term liabilities	$11,235	$14,633

During 2016 and 2015, repayments of $6.2 million and $4.7 million were made to PGN LNG for the advance.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

11. Vessels and other equipment

		Dry-
(in thousands of U.S. dollars)	Vessel	docking	Total
Historical cost December 31, 2014	$—	—	$—
Additions	352,433	3,267	355,700
Historical cost December 31, 2015	352,433	3,267	355,700
Depreciation for the year	(2,422)	(200)	(2,622)
Accumulated depreciation December 31, 2015	(2,422)	(200)	(2,622)
Vessels, net, December 31, 2015	350,011	3,067	353,078

Historical cost December 31, 2015	352,433	3,267	355,700
Additions	—	—	—-
Historical cost December 31, 2016	352,433	3,267	355,700
Depreciation for the year	(9,687)	(800)	(10,487)
Accumulated depreciation December 31, 2016	(12,109)	(1,000)	(13,109)
Vessels, net, December 31, 2016	$340,324	2,267	$342,591

As of December 31, 2016, other equipment consists principally of warehouse, office equipment and computers. Other equipment of $726 is recorded net of accumulated depreciation of $134 in the consolidated balance sheet as of December 31, 2016. As of December 31, 2015, other equipment consists principally of office equipment and computers. Other equipment of $189 is recorded net of accumulated depreciation of $70 in the consolidated balance sheet as of December 31, 2015. Depreciation expense for other equipment was $65, $31 and $31 for the years ended December 31, 2016, 2015 and 2014, respectively.

12. Intangibles and goodwill

(in thousands of U.S. dollars)	Above market time charter	Option for time charter extension	Total Intangibles	Goodwill	Total
Historical cost December 31, 2014	$—	—	—	—	$—
Additions	11,000	8,000	19,000	251	19,251
Historical cost December 31, 2015	11,000	8,000	19,000	251	19,251
Amortization for the year	(605)	—	(605)	—	(605)
Accumulated amortization, December 31, 2015	(605)	—	(605)	—	(605)
Intangibles and goodwill, December 31, 2015	10,395	8,000	18,395	251	18,646

Historical cost December 31, 2015	11,000	8,000	19,000	251	19,251
Additions	—	—	—	—	—
Historical cost December 31, 2016	11,000	8,000	19,000	251	19,251
Amortization for the year	(2,405)	—	(2,405)	—	(2,405)
Accumulated amortization, December 31, 2016	(3,010)	—	(3,010)	—	(3,010)
Intangibles and goodwill, December 31, 2016	$7,990	8,000	15,990	251	$16,241

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The intangible for the above market value of the time charter contract associated with the Höegh Gallant is amortized to time charter revenue on a straight line basis over the remaining term of the contract. Höegh LNG and the Partnership have entered into an option agreement pursuant to which the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the existing charter in May 2020 until July 2025. The intangible for the option for time charter extension will be amortized on a straight line basis over the extension period starting in May 2020, subject to impairment testing for recoverability in the preceding periods. Goodwill is not amortized. There is no accumulated impairment loss recognized as of December 31, 2016 and 2015.

The following table presents estimated future amortization expense for the intangibles:

(in thousands of U.S. dollars)	Total
2017	$2,398
2018	2,398
2019	2,398
2020	1,818
2021	1,522
2022 and thereafter	$5,456

13. Advances to joint ventures

	As of December 31,
(in thousands of U.S. dollars)	2016	2015
Current portion of advances to joint ventures	$6,275	$7,130
Long-term advances to joint ventures	943	6,861
Advances/shareholder loans to joint ventures	$7,218	$13,991

The Partnership had advances of $3.9 million and $7.2 million due from SRV Joint Gas Ltd. as of December 31, 2016 and 2015, respectively. The Partnership had advances of $3.3 million and $6.8 million due from SRV Joint Gas Two Ltd. as of December 31, 2016 and 2015, respectively.

The advances consist of shareholder loans where the principal amounts, including accrued interest, are repaid based on available cash after servicing of long-term bank debt. The shareholder loans are due not later than the 12th anniversary of delivery date of each FSRU. The Neptune and the GDF Suez Cape Ann were delivered on November 30, 2009 and June 1, 2010, respectively. The shareholder loans are subordinated to the joint ventures’ long-term bank debt. Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of the joint ventures. The shareholder loans bear interest at a fixed rate of 8.0% per year. The other joint venture partners have, on a combined basis, an equal amount of shareholder loans outstanding at the same terms to each of the joint ventures.

The shareholder loans financed part of the construction of the vessels and operating expenses until the delivery and commencement of the operations of the Neptune and the GDF Suez Cape Ann. In 2011, the joint ventures began repaying principal and a portion of the interest expense based on available cash after servicing of the external debt. The quarterly payments include a payment of interest for the first month of the quarter and a repayment of principal. Interest is accrued for the last two months of the quarter for repayment after the full principal is repaid at the end of the loans. Since the shareholder loans are subordinated to long-term bank debt, the repayment plan is subject to quarterly discretionary revisions based on available cash after servicing of the long-term bank debt.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

14. Long-term debt

	As of December 31,
(in thousands of U.S. dollars)	2016	2015
Lampung facility:
Export credit tranche	$138,868	$153,755
FSRU tranche	35,340	39,517
Gallant facility:
Commercial tranche	130,222	139,701
Export credit tranche	36,667	40,333
Outstanding principal	341,097	373,306
Lampung facility unamortized debt issuance cost	(9,357)	(11,745)
Gallant facility unamortized fair value of debt assumed	908	1,282
Total debt	332,648	362,843
Less: Current portion of long-term debt	(32,208)	(32,208)
Long-term debt	$300,440	$330,635

Lampung facility

In September 2013, PT Hoegh LNG Lampung (the “Borrower”) entered into a secured $299 million term loan facility (the “Lampung facility”) with a syndicate of banks and an export credit agency for the purpose of financing a portion of the construction of the PGN FSRU Lampung and the Mooring. Höegh LNG is the guarantor for the Lampung facility. The facility was drawn in installments as construction was completed. The term loan facility includes two commercial tranches, the FSRU tranche and the Mooring tranche, and the export credit tranche. The interest rates vary by tranche. The full principal amount on the Mooring tranche and accrued interest was repaid in 2014.

The FSRU tranche has an interest rate of LIBOR plus a margin of 3.4%. The interest rate for the export credit tranche is LIBOR plus a margin of 2.3%.The FSRU tranche is repayable quarterly over 7 years with a final balloon payment of $16.5 million. The export credit tranche is repayable in quarterly installments over 12 years assuming the balloon payment of the FSRU tranche is refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance upon maturity of the FSRU tranche. The weighted average interest rate, excluding the impact of the associated interest rate swaps, for the years ended December 31, 2016 and 2015 was 4.54% and 4.09%, respectively.

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

As of December 31, 2016 and 2015, the Borrower and the guarantor were in compliance with the financial covenants.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Höegh LNG, as guarantor, has issued the following guarantees related to the Lampung facility that remain in effect as of December 31, 2016: (a) an unconditional and irrevocable on-demand guarantee for the repayment of the balloon repayment installment of the FSRU tranche callable only at final maturity of the FSRU tranche; (b) an unconditional and irrevocable on-demand guarantee for all amounts due in respect of the export credit agent in the event that the export credit agent exercises its prepayment right for the export credit tranche if the FSRU tranche is not refinanced; and (c) undertaking that, if the time charter is terminated for an event of vessel force majeure, that under certain conditions, a guarantee will be provided for the outstanding debt, less insurance proceeds for vessel force majeure. In addition, all project agreements and guarantees are assigned to the bank syndicate and the export credit agent, all cash accounts and the shares in PT Hoegh LNG Lampung and Hoegh LNG Lampung Pte. Ltd. are pledged in favor of the bank syndicate and the export credit agent.

The Lampung facility requires cash reserves that are held for specifically designated uses, including working capital, operations and maintenance and debt service reserves. Distributions are subject to “waterfall” provisions that allocate revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) with the remaining cash being distributable only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical debt service coverage ratio, no default or event of default then continuing or resulting from such distribution and the guarantor not being in breach of the financial covenants applicable to it. The Lampung facility limits, among other things, the ability of the Borrower to change its business, sell or grant liens on its property including the PGN FSRU Lampung, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions, enter into intercompany transactions and make distributions.

Gallant/Grace facility

On October 1, 2015, the Partnership acquired Höegh LNG FSRU III Ltd., the entity that owns Hoegh LNG Cyprus Limited, which owns the Höegh Gallant. Hoegh LNG Cyprus Limited, together with Höegh LNG FSRU IV Ltd., the owner of the FSRU Höegh Grace, are borrowers (the “Borrowers”) under a term loan facility (the “Gallant/Grace facility”) with a syndicate of banks and an export credit agency for the purpose of financing a portion of the Höegh Gallant and the Höegh Grace. The facility is secured by, among other things, a first priority mortgage of the Höegh Gallant and the Höegh Grace, an assignment of the Hoegh LNG Cyprus Limited’s rights under the time charter with EgyptCo, the assignment of EgyptCo’s rights under its time charter with EGAS, the assignment of a bank guarantee for the performance of EGAS under the time charter and a pledge of the Borrower’s, EgyptCo’s cash accounts and an assignment of Höegh LNG FSRU IV Ltd.’s and Höegh LNG Colombia S.A.S.’s rights in the time charter agreements related to the Höegh Grace. The Partnership has provided a pledge of its shares in Höegh LNG FSRU III Ltd., Hoegh LNG Cyprus Limited and Höegh LNG Colombia Holding Ltd., and Höegh LNG has provided a pledge of its shares in EgyptCo and Höegh LNG Colombia Holding Ltd. as security for the facility. Höegh LNG Colombia Holding Ltd. has provided a pledge of its shares in Höegh LNG FSRU IV Ltd. as security for the facility. Höegh LNG, Höegh LNG Colombia Holding Ltd., Höegh LNG FSRU III Ltd. and the Partnership are guarantors for the facility.

The Gallant/Grace facility includes two commercial tranches and the export credit tranche related to the Höegh Gallant (the “Gallant facility”) and a commercial tranche and the export credit tranche related to the Höegh Grace (the “Grace facility”). All of the tranches under the Gallant/Grace facility are cross-defaulted, cross-collateralized and cross-guaranteed (except that the Partnership does not guarantee 49% of the obligations of Höegh LNG FSRU IV Ltd.). The obligations of the Borrowers are joint and several. The interest rates vary by tranche. The two commercial tranches related to the Gallant facility have an interest rate of LIBOR plus a margin of 2.7% based on the facility agreement. The interest rate for the export credit tranche related to the Gallant facility has a fixed interest rate and guarantee commission of 4.18% based on the facility agreement. The commercial tranches are repayable quarterly with a final balloon payment of $106.5 million due in September 2019. The export credit tranche is repayable in quarterly installments with the final payment in October 2026 assuming the balloon payments of the commercial tranches are refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance of $26.6 million upon maturity of the commercial tranches. The weighted average interest rate for the Gallant facility, excluding the impact of the associated interest rate swaps, for the year ended December 31, 2016 and for the three months ended December 31, 2015 was 3.6% and 3.4%, respectively.

The fair value of the Gallant facility as of the Höegh Gallant acquisition date of October 1, 2015 has been determined based upon margins, fixed interest rates and guarantee commission had the financing been entered on the acquisition date. Based upon its fair value, the weighted average effective interest rate for the Gallant facility, excluding the impact of the associated interest rate swaps, was 3.4% and 3.1% for the year ended December 31, 2016 and the three months ended December 31, 2015, respectively.

The primary financial covenants under the Gallant/Grace facility are as follows:

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

•	Höegh LNG must maintain
	o	Consolidated book equity (excluding hedge reserves and mark to market value of derivatives) equal to the greater of
		▪	$200 million, and
		▪	25% of total assets
	o	Free liquid assets (cash and cash equivalents, publicly trade debt securities with an A rating with Standard & Poor’s and available draws under a bank credit facility for a term of more than 12 months) equal to the greater of
		▪	$20 million,
		▪	5% of total consolidated indebtedness provided on a recourse basis, and
		▪	Any amount specified to be a minimum liquidity requirement under any legal obligation.

•	The Partnership must maintain
	o	Consolidated book equity (excluding hedge reserves and mark to market value of derivatives) equal to the greater of
		▪	$150 million, and
		▪	25% of total assets
	o	Free liquid assets (cash and cash equivalents, publicly trade debt securities with an A rating with Standard & Poor’s and available draws under a bank credit facility for a term of more than 12 months) equal to the greater of
		▪	$15 million, and
		▪	$3 million multiplied by the number of vessels owned or leased by the Partnership

•	Each Borrower must maintain
	o	Current assets greater than current liabilities as defined in the agreements, and
	o	A ratio of EBITDA to debt service (principal repayments, guarantee commission and interest expense) of a minimum of 115%

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

As of December 31, 2016 and 2015, Höegh LNG, the Partnership and each Borrower were in compliance with the financial covenants.

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

The outstanding principal on long-term debt as of December 31, 2016 is repayable as follows:

(in thousands of U.S. dollars)	Total
2017	$32,208
2018	32,208
2019	159,659
2020	19,062
2021	33,522
2022 and thereafter	64,438
Total	$341,097

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

15. Accrued liabilities and other payables

	As of December 31,
(in thousands of U.S. dollars)	2016	2015
Accrued administrative expenses	$1,650	$1,067
Accrued operating expense	1,359	3,242
Current tax payable	461	136
Warranty provision (notes 7 and 19)	1,304	929
Current portion of advance for refundable value added tax (note 10)	404	2,795
Other accrued liabilities	2,082	1,998
Other payables	11,672	10,615
Total accrued liabilities and other payables	$18,932	$20,782

16. Investments in joint ventures

	As of December 31,
(in thousands of U.S. dollars)	2016	2015
Accumulated losses of joint ventures	$25,886	$42,507

The Partnership has a 50% interest in each of SRV Joint Gas Ltd. (owner of the Neptune) and SRV Joint Gas Two Ltd. (owner of the GDF Suez Cape Ann). The following table presents the summarized financial information for 100% of the combined joint ventures on an aggregated basis.

	Year ended December 31,
(in thousands of U.S. dollars)	2016	2015	2014
Time charter revenues	$86,544	85,396	$82,638
Operating expenses	(18,213)	(18,986)	(16,970)
Depreciation and amortization	(19,666)	(19,070)	(18,912)
Operating income	48,665	47,340	46,756
Unrealized gain (loss) on derivative instruments	14,183	18,492	(23,757)
Other financial expense, net	(30,220)	(32,202)	(34,275)
Net income (loss)	$32,628	33,630	$(11,276)
Share of joint ventures owned	50%	50%	50%
Share of joint ventures net income (loss) before eliminations	16,314	16,815	(5,638)
Eliminations	308	308	308
Equity in earnings (losses) of joint ventures	$16,622	17,123	$(5,330)

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Year ended
	December 31,
(in thousands of U.S. dollars)	2016	2015
Cash and cash equivalents	$9,506	$4,197
Restricted cash	8,458	8,444
Other current assets	4,492	1,957
Total current assets	22,456	14,598
Restricted cash	25,107	25,104
Vessels, net of accumulated depreciation	567,187	585,017
Total long-term assets	592,294	610,121
Current portion of long-term debt	23,503	22,093
Amounts and loans due to owners and affiliates	13,654	14,795
Derivative instruments	13,588	20,239
Other current liabilities	20,145	11,067
Total current liabilities	70,890	68,194
Long-term debt	453,957	477,102
Loans due to owners and affiliates	1,887	13,722
Derivative instruments	79,533	87,065
Other long-term liabilities	42,929	45,710
Total long-term liabilities	578,306	623,599
Net liabilities	$(34,446)	$(67,074)
Share of joint ventures owned	50%	50%
Share of joint ventures net liabilities before eliminations	(17,223)	(33,537)
Eliminations	(8,663)	(8,970)
Accumulated losses of joint ventures	$(25,886)	$(42,507)

17. Related party transactions

Income (expenses) from related parties

The Combined Entities were an integrated part of Höegh LNG until the close of the IPO on August 12, 2014. In connection with the IPO, the Partnership entered into several agreements with Höegh LNG (and certain of its subsidiaries) for the provision of services. Refer to note 3 for additional information. As such, Höegh LNG and its subsidiaries have provided general and corporate management services to the Partnership and the Combined Entities. Certain administrative expenses have been included in the combined carve-out financial statements of the Combined Entities based on actual hours incurred. As described in note 2.b., management has allocated remaining administrative expenses and Höegh LNG management’s share based payment costs based on the number of vessels, newbuildings and business development projects of Höegh LNG prior to the closing of the IPO. Subsidiaries of Höegh LNG have provided the building supervision of the newbuilding and Mooring and ship management for PGN FSRU Lampung (note 3) and ship management of the Höegh Gallant (note 4).

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Amounts included in the consolidated and combined carve-out statements of income for the years ended December 31, 2016, 2015 and 2014 or capitalized in the consolidated balance sheets as of December 31, 2016 and 2015 are as follows:

Statement of income:	Year ended December 31,
(in thousands of U.S. dollars)	2016	2015	2014
Revenues
Time charter and construction contract revenues indemnified by Höegh LNG (1)	$—	—	$13,269
Time charter revenue Höegh Gallant (2)	47,741	12,575	—
Operating expenses
Vessel operating expenses (3)	(13,416)	(6,505)	(5,297)
Hours, travel expense and overhead (4) and Board of Director’s fees (5)	(3,174)	(2,002)	(2,016)
Allocated administrative expenses (6)	—	—	(4,723)
Construction contract expense: supervision cost (7)	—	—	(761)
Construction contract expense: capitalized interest (8)	—	—	(690)
Financial (income) expense
Interest income from joint ventures and demand note (9)	827	7,568	4,959
Interest expense and commitment fees to Höegh LNG (10)	(5,071)	(2,151)	(998)
Total	$26,907	9,485	$3,743

Balance sheet:	As of December 31,
(in thousands of U.S. dollars)	2016	2015
Equity
Cash contribution from Höegh LNG (11)	$3,843	$6,596
Issuance of units for Board of Directors' fees (5)	189	—
Other and contribution from owner (12)	426	135
Total	$4,458	$6,731

1)	Time charter and construction contract revenues indemnified by Höegh LNG: Höegh LNG made payments of $6.5 million and $6.7 million for September and October 2014 invoices, respectively, for hire rate payments not received for the PGN FSRU Lampung pursuant to its agreement to indemnify the Partnership under the omnibus agreement. Refer to “Indemnifications” below and note 20. For the year ended December 31, 2014, revenue was recognized for the full amount of these payments.
2)	Time charter revenue Höegh Gallant: A subsidiary of Höegh LNG, EgyptCo, leases the Höegh Gallant.
3)	Vessel operating expenses: Subsidiaries of Höegh LNG provides ship management of vessels, including crews and the provision of all other services and supplies.
4)	Hours, travel expenses and overhead: Subsidiaries of Höegh LNG provide management, accounting, bookkeeping and administrative support under administrative service agreements. These services are charges based upon the actual hours incurred for each individual as registered in the time-write system based on a rate which includes a provision for overhead and any associated travel expenses.
5)	Board of Directors’ fees: Effective June 3, 2016, a total of 10,650 common units of the Partnership were awarded to non-employee directors as compensation of $189 for part of directors’ fees under the Höegh LNG Partners LP Long Term Incentive Plan which were recorded as administrative expense and as an issuance of common units.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

6)	Allocated administrative expenses: As described in note 2. b. until the closing of the IPO on August 12, 2014, administrative expenses of Höegh LNG that could not be attributed to a specific vessel or project based upon the time-write system were allocated to the consolidated and combined carve-out income statement based on the number of vessels, newbuildings and certain business development projects of Höegh LNG. For the period from January 1, 2014 to August 12, 2014, the allocated expenses also include cost incurred in preparation for the IPO.
7)	Supervision cost: Höegh LNG Fleet Management AS managed the construction process including site supervision including manning for the services and direct accommodation and travel cost. Manning costs are based upon actual hours incurred. Such costs, excluding overhead charges, were capitalized as part of the construction contract expense for the Mooring.
8)	Interest expense capitalized from Höegh LNG and affiliates: Höegh LNG and its affiliates have provided funding for the Mooring (a component of the construction contract expense), which qualify under US GAAP as capitalized interest for the construction in progress.
9)	Interest income from joint ventures and demand note: The Partnership and its joint venture partners have provided subordinated financing to the joint ventures as shareholder loans. Interest income for the Partnership’s shareholder loans to the joint ventures is recorded as interest income. For the years ended December 31, 2015 and 2014, interest income also included interest on the $140 million demand note due from Höegh LNG and which was cancelled as part of the acquisition of the Höegh Gallant as of October 1, 2015.
10)	Interest expense and commitment fees to Höegh LNG and affiliates: Höegh LNG and its affiliates provided an $85 million revolving credit facility for general partnership purposes which incurs a commitment fee on the undrawn balance and interest expense on the drawn balance and a seller’s credit to finance part of the Höegh Gallant acquisition which incurs interest expense.
11)	Cash contribution from Höegh LNG: As described under “Indemnifications” below, Höegh LNG made indemnification payments to the Partnership which were recorded as contributions to equity.
12)	Other and contribution from owner: Höegh LNG granted share-based incentives to certain key employees whose services are invoiced to the Partnership. Related expenses are recorded as administrative expenses and as a contribution from owner since the Partnership is not invoiced for this employee benefit. Effective June 3, 2016, the Partnership granted the Chief Executive Officer and Chief Financial Officer, 21,500 phantom units in the Partnership. Related expenses are recorded as an administrative expense and as increase in equity.

Acquisitions from Höegh LNG: During the year ended December 31, 2016, the Partnership acquired from Höegh LNG 100% of the shares in the entity owning the Höegh Gallant. Refer to note 4. The Partnership’s Board of Directors (the “Board”) and the Conflicts Committee of the Board (the “Conflicts Committee”) approved the purchase price for the acquisition. The Conflicts Committee retained financial advisors to assist with its evaluation of the transaction.

Dividends to Höegh LNG: Since the IPO in August 2014, the Partnership has declared and paid quarterly distributions totaling $25.7 million, $20.6 million and $2.8 million to Höegh LNG for each of the years ended December 31, 2016, 2015 and 2014, respectively.

Receivables and payables from related parties

Amounts due from affiliates

	As of December 31,
(in thousands of U.S. dollars)	2016	2015
Amounts due from affiliates	$4,237	$4,239

The amount due from affiliates is a receivable for time charter hire from a subsidiary of Höegh LNG, EgyptCo, for the Höegh Gallant time charter. The time charter hire is due 18 days from the receipt of the invoice. Time charter hire is invoiced at the end of the month in arrears.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Amounts, loans and promissory note due to owners and affiliates

	As of December 31,
(in thousands of U.S. dollars)	2016	2015
Amounts due to owners and affiliates	$1,374	$10,604

As of December 31, 2016, amounts due to owners and affiliates principally relate to trade payables for services provided by subsidiaries of Höegh LNG. As of December 31, 2015, amounts due to owners and affiliates principally relate to the liability for the working capital adjustment established following the Höegh Gallant acquisition on October 1, 2015 and trade payables for services provided by subsidiaries of Höegh LNG. The balance does not bear interest.

Loans and promissory notes due to owners and affiliates

	As of December 31,
(in thousands of U.S. dollars)	2016	2015
Loans and promissory notes due to owners and affiliates	$—	$287

The balance as of December 31, 2015 related to accrued commitment fees.

Revolving credit and seller’s credit due to owners and affiliates

	As of December 31,
(in thousands of U.S. dollars)	2016	2015
Revolving credit facility	$8,622	$—
Seller’s credit note	34,383	47,000
Revolving credit and seller’s credit due to owners and affiliates	$43,005	$47,000

In August 2014, upon the closing of the IPO, the Partnership entered into an $85 million revolving credit facility with Höegh LNG, to be used to fund acquisitions and working capital requirements of the Partnership. The credit facility is unsecured and any outstanding balance is due January 1, 2020. Interest on drawn amounts is payable quarterly at LIBOR plus a margin of 4.0%. Additionally, a 1.4% quarterly commitment fee is due to Höegh LNG on undrawn available amounts. The outstanding revolving credit facility had a weighted average interest rate for the year ended December 31, 2016 of 5.0%.

On October 1, 2015, the Partnership financed part of the acquisition of the Höegh Gallant with a seller’s credit from a subsidiary of Höegh LNG (note 4). The unsecured seller’s credit note is subordinated to the obligations of the Partnership and the Borrower under the Gallant facility, bears interest at 8% and matures on January 1, 2020. As of December 31, 2016 the Partnership had repaid $12.6 million of the seller’s credit note.

The outstanding seller’s credit had a weighted average interest rate for the years ended December 31, 2016 and 2015 of 8.2% and 8.2%, respectively.

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

Other indemnifications:

Under the omnibus agreement Höegh LNG will also indemnify the Partnership for losses:

1.	related to certain defects in title to the assets contributed or sold to the Partnership and any failure to obtain, prior to the time they were contributed to the Partnership, certain consents and permits necessary to conduct the business, which liabilities arise within three years after the closing of the IPO;

2.	related to certain tax liabilities attributable to the operation of the assets contributed or sold to the Partnership prior to the time they were contributed or sold;

3.	in the event that the Partnership does not receive hire rate payments under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter. The Partnership was indemnified by Höegh LNG for the September and October 2014 invoices not paid by PGN LNG (refer to note 20);

4.	with respect to any obligation to pay liquidated damages to PGN LNG under the PGN FSRU Lampung time charter for failure to deliver the PGN FSRU Lampung by the scheduled delivery date set forth in the PGN FSRU Lampung time charter.;

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

The Partnership filed claims for indemnification with respect to non-budgeted expenses (including the warranty provision, value added tax, withholding tax, other non-budgeted expenses and costs related to the restatement of the Partnership’s financial statements filed with the SEC on November 30, 2015) of approximately $2.1 million and $7.7 million in the years ended December 31, 2016 and 2015, respectively. Indemnification payments of $2.4 million and $6.6 million received from Höegh LNG for the years ended December 31, 2016 and 2015, respectively, were recorded as a contribution to equity. Refer to note 20.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Under the contribution, purchase and sale agreement entered into with respect to the purchase of Höegh LNG FSRU III Ltd., the entity that indirectly owns the Höegh Gallant, Höegh LNG will indemnify the Partnership for:

1.	losses from breach of warranty;

2.	losses related to certain environmental and tax liabilities attributable to the operation of the Höegh Gallant prior to the closing date;

3.	all capital gains tax or other export duty incurred in connection with the transfer of the Höegh Gallant outside of Hoegh LNG Cyprus Limited’s permanent establishment in a Public Free Zone in Egypt;

4.	any recurring non-budgeted costs owed to Höegh LNG Management with respect to payroll taxes;

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

The Partnership filed claims of $1.3 million for the year ended December 31, 2016 for indemnification of losses incurred in connection with the commencement of services under the time charter with EgyptCo due to start up technical issues and $0.1 million for other costs incurred. Indemnification payments of $1.4 million received from Höegh LNG for the year ended December 31, 2016 were recorded as a contribution to equity. Refer to note 20.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

18. Financial Instruments

Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.

Cash designated for acquisition – The fair value of the cash and cash designated for acquisition approximates its carrying amounts reported in the consolidated balance sheets.

Amounts due from (to) owners and affiliates – The fair value of the non-interest bearing receivables or payables approximates their carrying amounts reported in the consolidated balance sheets since the receivables or payables are to be settled consistent with trade receivables and payables.

Derivative instruments – The fair values of the interest rates swaps are estimated based on the present value of cash flows over the term of the instruments based on the relevant LIBOR interest rate curves, adjusted for the subsidiary’s credit worthiness given the level of collateral provided and the credit worthiness of the counterparty to the derivative.

Advances (shareholder loans) to joint ventures – The fair values of the fixed rate subordinated shareholder loans are estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the joint ventures.

Long-term receivable – The fair value of long-term receivable approximates its carrying amounts reported in the consolidated balance sheets.

Loans and promissory notes due to owners and affiliates – The fair values of the variable rate and the fixed rate loans and promissory notes approximates their carrying amounts of the accrued commitment fees reported in the consolidated balance sheets since the amounts are to be settled in the following month. Refer to note 17.

Lampung and Gallant facilities – The fair values of the variable rate debt are estimated based on the present value of cash flows over the term of the instruments based on the estimated currently available margins and LIBOR interest rates as of the balance sheet date for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Revolving credit and seller’s credit due to owners and affiliates – The fair value of the fixed rate debt is estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

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

		As of		As of
		December 31, 2016		December 31, 2015
		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
		Asset	Asset	Asset	Asset
(in thousands of U.S. dollars)	Level	(Liability)	(Liability)	(Liability)	(Liability)
Recurring:
Cash and cash equivalents	1	$18,915	18,915	32,868	$32,868
Restricted cash	1	22,209	22,209	25,828	25,828
Amounts due from affiliate	2	4,237	4,237	4,239	4,239
Derivative instruments	2	(7,045)	(7,045)	(10,767)	(10,767)
Other:
Advances (shareholder loans) to joint ventures	2	7,218	7,355	13,991	14,329
Current amounts due to owners and affiliates	2	(1,374)	(1,374)	(10,604)	(10,604)
Cash designated for acquisition	1	91,768	91,768	—	—
Long-term receivable	2	6,195	6,195	—	—
Loans and promissory notes due to owners and affiliates	2	—	—	(287)	(287)
Lampung facility	2	(164,851)	(183,585)	(181,527)	(202,017)
Gallant facility	2	(167,797)	(168,889)	(181,316)	(181,364)
Revolving credit and seller’s credit due to owners and affiliates	2	$(43,005)	(44,098)	(47,000)	$(47,000)

Financing Receivables

The following table contains a summary of the loan receivables by type of borrower and the method by which the credit quality is monitored on a quarterly basis:

Class of Financing Receivables	Credit Quality		As of December 31,
(in thousands of U.S. dollars)	Indicator	Grade	2016	2015
Trade receivable and long-term receivable	Payment activity	Performing	$8,283	$8,200
Amounts due from affiliate	Payment activity	Performing	4,237	4,239
Advances/ loans to joint ventures	Payment activity	Performing	$7,218	$13,991

The Partnership is indemnified for approximately $6.2 million of the trade receivable balance as of December 31, 2016 and 2015. Refer to note 17. The shareholder loans to joint ventures are classified as advances to joint ventures in the consolidated balance sheet. Refer to note 13.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

19. Risk management and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy.

Foreign exchange risk

All financing, interest expenses from financing and most of the Partnership’s revenue and expenditures for vessel improvements are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the years ended December 31, 2016, 2015 and 2014, no derivative instruments have been used to manage foreign exchange risk.

The Gallant time charter provides that revenues are denominated 90% in U.S. dollars and 10% in Egyptian pounds, or as otherwise agreed between the parties from time to time. For the years ended December 31, 2016 and 2015, the revenues from the Höegh Gallant were denominated 95% and 90% in U.S. dollars and 5% and 10% in Egyptian pounds, respectively. A limited amount of operating expenses was also denominated in Egyptian pounds. Due to restrictions in Egypt, exchangeability between Egyptian pounds and other currencies was more than temporarily lacking or limited during 2015 and 2016. There are two official published rates for Egyptian pounds. The lower rate is applied in the Partnership’s consolidated and combined carve-out financial statements for revenues, expenses, assets and liabilities. The Partnership classifies cash in Egyptian pounds in excess of working capital needs in Egyptian pounds as long-term restricted cash and cash in Egyptian pounds required as guarantees as short-term restricted cash. The Partnership reduced its exposure to devaluation of Egyptian pounds in 2016 by repaying $0.5 million of amounts due to owners and affiliates in Egyptian pounds and by decreasing the revenues denominated in Egyptian pounds to more closely match its working capital requirements. As a result, there was no long-term restricted cash in Egyptian pounds as of December 31, 2016 compared with $0.4 million as of December 31, 2015. On March 14, 2016, the Egyptian authorities devalued the Egyptian pound to the U.S. dollar by approximately 14%, resulting in a foreign exchange loss of approximately $0.2 million. On November 3, 2016, the Egyptian central bank announced the intention to allow the Egyptian pound to trade freely and increased the interest rates by 300 basis points, resulting in an additional foreign exchange loss of approximately $0.1 million for the year ended December 31, 2016. Removing currency restrictions and introducing market based rates should allow for exchangeability between Egyptian pounds and other currencies over time.

Interest rate risk

Interest rate swaps are utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on its outstanding floating-rate debt. As of December 31, 2016 and 2015, there are interest rate swap agreements on the Lampung and Gallant facilities’ floating rate debt that are designated as cash flow hedges for accounting purposes. As of December 31, 2016, the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(in thousands of U.S. dollars)	index	amount	liability	Term	(1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$174,209	(5,937)	Sept 2026	2.8%
Gallant interest rate swaps (2)	LIBOR	$134,063	(1,108)	Sept 2019	1.9%

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

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the consolidated balance sheets.

	Current	Long-term
	liabilities:	liabilities:
	derivative	derivative
(in thousands of U.S. dollars)	instruments	instruments
As of December 31, 2016
Interest rate swaps	$(3,534)	$(3,511)
As of December 31, 2015
Interest rate swaps	$(4,912)	$(5,855)

The following effects of cash flow hedges relating to interest rate swaps are included in gain (loss) on derivative instruments in the consolidated and combined carve-out statements of income for the years ended December 31, 2016, 2015 and 2014.

	Year ended December 31,
(in thousands of U.S. dollars)	2016	2015	2014
Interest rate swaps:
Ineffective portion of cash flow hedge	$90	(84)	$(145)
Amortization of amount excluded from hedge effectiveness	2,604	1,888	(11)
Reclassification from accumulated other comprehensive income	(855)	(855)	(5)
Unrealized gains (losses)	1,839	949	(161)
Realized gains (losses)	—	—	—
Total gains (losses) on derivative instruments	$1,839	949	$(161)

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The effect of cash flow hedges relating to interest rate swaps and the related tax effects on other comprehensive income included in the consolidated and combined carve-out statements of other comprehensive income and changes in accumulated other comprehensive income (“OCI”) in the consolidated and combined carve-out statements of changes in partners’ capital/ owner’s equity is as follows for the years ended and as of December 31, 2016, 2015 and 2014.

	Cash Flow Hedge
(in thousands of U.S. dollars)	Before tax gains (losses)	Tax benefit (expense)	Net of tax	Accumulated OCI
Balance as of December 31, 2013	$—	—	—	$—
Effective portion of unrealized loss on cash flow hedge	(10,164)	1,984	(8,180)	(8,180)
Reclassification of amortization of cash flow hedge to earnings	5	—	5	5
Other comprehensive income for period	(10,159)	1,984	(8,175)	(8,175)
Balance as of December 31, 2014	$(10,159)	1,984	(8,175)	$(8,175)
Effective portion of unrealized loss on cash flow hedge	474	—	474	474
Reclassification of amortization of cash flow hedge to earnings	855	(395)	460	460
Other comprehensive income for period	1,329	(395)	934	934
Balance as of December 31, 2015	$(8,830)	1,589	(7,241)	$(7,241)
Effective portion of unrealized loss on cash flow hedge	1,028	—	1,028	1,028
Reclassification of amortization of cash flow hedge to earnings	855	(378)	477	477
Other comprehensive income for period	1,883	(378)	1,505	1,505
Balance as of December 31, 2016	$(6,947)	1,211	(5,736)	$(5,736)

Refer to note 9 for additional information on the tax effects included in other comprehensive income.

As of December 31, 2016, the estimated amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months is $0.9 million for amortization of accumulated other comprehensive income for losses on the de-designated interest rate swaps.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Concentrations of risk

Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership does not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are two charterers so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the customer’s financial condition. In addition, Höegh LNG guarantees the payment of the Höegh Gallant time charter hire by EgyptCo under certain circumstances. No allowance for doubtful accounts was recorded for the years ended December 31, 2016 or 2015. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should the time charter for PGN FSRU Lampung terminate prematurely, there could be delays in obtaining a new time charter and the rates could be lower depending upon the prevailing market conditions.

20. Commitments and contingencies

Contractual commitments

As of December 31, 2016, the Partnership does not have material commitments for capital expenditures for its current business, except for the January 3, 2017 acquisition of a 51% ownership interest in Höegh LNG Colombia Holding Ltd., the owner of the entities that own and operate the Höegh Grace. Refer to note 26.

Claims and Contingencies

Indonesian corporate income tax

In 2015, the Indonesian Minister of Finance issued regulations that provided that Indonesian corporate taxpayers are subject to a limit in claiming interest expense as tax deduction where their debt to equity ratio exceeds 4:1 which was effective from January 1, 2016. Certain industries, including the infrastructure industry, are exempted from the debt to equity ratio requirements. The infrastructure industry is not defined in the regulations; however, additional guidance was expected to be provided in early 2016. As of December 31, 2016, the additional guidance had not been provided. Therefore, it is not certain if additional guidance will be provided to clarify whether our Indonesian subsidiary would qualify as part of the infrastructure industry and be exempted from the requirements. As a result, the limitations on the deductibility of interest expense have been applied for the year ended December 31, 2016, increasing the taxable income and the income tax expense of our Indonesian subsidiary. Due to the uncertainty of realizing the benefit of a 2013 tax loss carryforward in Indonesia, no income tax benefit was recognized. As a result of being able to utilize the prior year tax loss, a long-term income tax liability of $2.2 million was recognized for the year ended December 31, 2016 for the uncertain tax position (refer to note 9). To the extent that the long-term income tax liability becomes payable, the current income tax payable is expected to qualify for reimbursement by PGN LNG under terms of the time charter.

Based upon the Partnership’s experience in Indonesia, tax regulations, guidance and interpretation in Indonesia may not be always be clear and may be subject to alternative interpretations or changes in interpretation over time. Our Indonesian subsidiary is subject to examination by the Indonesian tax authorities for up to five years following the completion of a fiscal year. Tax examinations may lead to ordinary course adjustments or proposed adjustments to our taxes or tax loss carryforwards with respect to years under examination. The Partnership has recognized a provision in 2013 related to an uncertain tax position for the 2013 tax loss carryforward. It is reasonably possible within the next 12 months that our Indonesian subsidiary will be subject to a tax examination. Such an examination may or may not result in changes to our provisions on tax filings from 2013 through 2016. To date, there has been no tax audit on our operations in Indonesia.

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

As of December 31, 2014, a warranty allowance of $2.0 million was recorded to construction contract expenses related to the Mooring. The Partnership filed indemnification claims for the warranty allowance of $2.0 million which were to be paid to the Partnership by Höegh LNG when costs are incurred for the warranty. An additional warranty provision of $0.3 million was recorded in 2016. The Partnership filed an indemnification claim for the increased warranty allowance in the third quarter of 2016. As of December 31, 2016 and 2015, approximately $1.0 million of the warranty allowance had been used. Any indemnification payments received from Höegh LNG are subject to repayment to the extent the amounts are subsequently recovered from insurance.

The Partnership was indemnified by Höegh LNG for non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project prior to the date of acceptance and for certain costs related to the restatement of the Partnership’s financial statements filed with the SEC on November 30, 2015. For the year ended December 31, 2015, the Partnership filed claims for indemnification of non-budgeted expenses (including the warranty provision, value added tax, withholding tax and costs related to the restatement of the Partnership’s financial statements) of $7.7 million. For the year ended December 31, 2016, the Partnership filed claims for indemnification for non-budgeted expenses and costs of $2.1 million, related to the restatement of the Partnership’s financial statement incurred in 2015, withholding taxes on time charter revenue, the warranty provision and other non-budgeted expenses. In the first quarter of 2017, the Partnership filed indemnifications claims for non-budgeted expenses and costs of $0.3 million principally related to non-budgeted expenses incurred in the fourth quarter of 2016. Refer to note 17 for additional information.

Indemnification payments of $2.4 million and $6.6 million were received from Höegh LNG for the years ended December 31, 2016 and 2015, respectively, and were recorded as a contribution to equity. No indemnification claims were filed or paid during 2014.

Höegh Gallant claims and indemnification

For the year ended December 31, 2016, repairs and maintenance was required for the Höegh Gallant resulting in short periods of reduced hire or off-hire. As a result, revenues were reduced, certain liquidated damages were due under the time charter with EgyptCo and higher costs and expenses were incurred. The Partnership filed claims of $1.3 million for indemnification of losses incurred in connection with the commencement of services under the time charter with EgyptCo due to start up technical issues and $0.1 million for other costs incurred which were recorded as a contribution to equity for the year ended December 31, 2016. Indemnification payments of $1.4 million were received from Höegh LNG for the years ended December 31, 2016 and were recorded as a contribution to equity. No indemnification claims were filed or paid during 2015. In the first quarter of 2017, the Partnership filed claims of $0.1 million for indemnification losses incurred in connection with the commencement of services under the time charter with EgyptCo for the fourth quarter of 2016.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Threatened claims and contingencies

There may be threatened claims and contingencies incidental to the normal conduct of the Partnership’s business. Notification was received of a threatened claim for a patent infringement for the process of offloading LNG. Following discussion of the parties, further notification was received in March 2017 that no action would be taken with respect to the threatened claim for the patent.

21. Supplemental cash flow information

	Year ended December 31,
(in thousands of U.S. dollars)	2016	2015	2014
Supplemental disclosure of non-cash investing activities
Non-cash acquisition of total assets excluding goodwill of the Höegh Gallant (note 4); less cash acquired of $7,695	$—	(380,124)	$—
Non-cash acquisition of total liabilities of the Höegh Gallant (note 4)	—	193,910	—
Non-cash acquisition of goodwill in the Höegh Gallant (note 4)	—	(251)	—
Total non-cash acquisition of net assets	—	(186,465)	—
Non-cash cancellation of demand note due from Höegh LNG	—	140,000	—
Non-cash capitalized interest for newbuilding	—	—	1418
Supplemental disclosure of non-cash financing activities
Non-cash seller’s credit note for the acquisition of the Höegh Gallant	—	47,000	—
Non-cash working capital adjustment for the acquisition of the Höegh Gallant	—	7,160	—
Total non-cash consideration (note 4)	—	194,160	1,418
Non-cash capital contribution from conversion of debt	—	—	101,500
Non-cash elimination to equity at IPO (note 2)	$—	—	$45,799

22. Issuance of common units

On December 7, 2016, the Partnership sold 6,000,000 common units, representing limited partner interests in an underwritten public offering and granted the underwriters a 30-day option to purchase up to an additional 900,000 common units. In connection with the partial exercise by the underwriters of their option to purchase additional common units, on December 16, 2016, the Partnership sold 588,389 common units. The offering price was $17.60 per unit. The Partnership's total proceeds and net proceeds from the public offering were $116.0 million and $111.5 million, respectively. During December, 2016, net proceeds of $12.6 million and $6.6 million was used to repay part of the seller’s credit note and to settle the working capital adjustment, respectively, related to the acquisition of the Höegh Gallant on October 1, 2015. As of December 31, 2016, the Partnership designated $91.8 million of the net proceeds to acquire a 51% ownership interest in Höegh LNG Colombia Holding Ltd., the owner of the entities that own and operate the Höegh Grace. The acquisition was settled on January 3, 2017. Refer to note 26.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

(in thousands of U.S. dollars)	2016
Gross proceeds received	$115,956
Less: Underwriters' discount	(3,943)
Less: Offering expenses	(484)
Net proceeds received	$111,529

23. Common and subordinated units

The following table shows the movements in the number of common units and subordinated units during the years ended December 31, 2016, 2015 and 2014:

(in units)	Common Units Public	Common Units Höegh LNG	Sub- ordinated Units
August 12, 2014, IPO	11,040,000	2,116,060	13,156,060
December 31, 2014	11,040,000	2,116,060	13,156,060
December 31, 2015	11,040,000	2,116,060	13,156,060
June 3, 2016; Awards to non-employee directors as compensation for directors' fees	10,650	—	—
December 7, 2016; Public offering	6,000,000	—	—
December 16, 2016; Option exercised	588,389	—	—
December 31, 2016	17,639,039	2,116,060	13,156,060

As of December 31, 2016, 2015 and 2014 Höegh LNG owned 2,116,060 common units and 13,156,060 subordinated units. Subordinated units are not entitled to vote for the four elected directors to the Partnership’s board of directors. The general partner has a non-economic interest and has no units.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

24. Earning per unit and cash distributions

The calculation of basic and diluted earnings per unit are presented below:

	Year ended		August 12, to
	December 31,		December 31,
(in thousands of U.S. dollars, except per unit numbers)	2016	2015	2014
Net income attributable to the unitholders of Höegh LNG Partners LP	$41,377	41,279	$13,255
Less: Dividends paid or to be paid (1)	(46,627)	(37,609)	(13,707)
Under (over) distributed earnings	(5,250)	3,670	(452)
Under (over) distributed earnings attributable to:
Common units public	(2,814)	1,540	(190)
Common units Höegh LNG	(338)	295	(36)
Subordinated units Höegh LNG	(2,098)	1,835	(226)
	(5,250)	3,670	(452)
Basic weighted average units outstanding (in thousands)
Common units public	11,481	11,040	11,040
Common units Höegh LNG	2,116	2,116	2,116
Subordinated units Höegh LNG	13,156	13,156	13,156

Diluted weighted average units outstanding (in thousands)
Common units public	11,486	11,040	11,040
Common units Höegh LNG	2,116	2,116	2,116
Subordinated units Höegh LNG	13,156	13,156	13,156

Basic and diluted earnings per unit (2):
Common unit public	$1.58	1.56	$0.50
Common unit Höegh LNG (3)	$1.52	1.57	$0.50
Subordinated unit Höegh LNG (3)	$1.52	1.57	$0.50

(1)	Includes all distributions paid or to be paid in relationship to the period, regardless of whether the declaration and payment dates were prior to the end of the period, and is based on the number of units outstanding at the period end.
(2)	Effective June 3, 2016, the Partnership granted 21,500 phantom units to the CEO/CFO of the Partnership. One-third of the phantom units vest as of December 31, 2017, 2018 and 2019, respectively. The phantom units impact the diluted weighted average units outstanding; however, the increase in weighted average number of units was not significant enough to change the earnings per unit. Therefore, the basic and diluted earnings per unit are the same.
(3)	Includes total amounts attributable to incentive distributions rights of $481 and $113 for the years ended December 31, 2016 and 2015, respectively, of which $67 and $16 was attributed to common units owned by Höegh LNG and $414 and $97 was attributed to subordinated units owned by Höegh LNG, for the years ended December 31, 2016 and 2015, respectively.

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

The common unitholders’ and subordinated unitholders’ interest in net income are calculated as if all net income were distributed according to terms of the Partnerships’ First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash. Available cash, a contractual defined term, generally means all cash on hand at the end of the quarter after deduction for cash reserves established by the board of directors and the Partnership’s subsidiaries to i) provide for the proper conduct of the business (including reserves for future capital expenditures and for the anticipated credit needs); ii) comply with applicable law, any of the debt instruments or other agreements; and iii) provide funds for distributions to the unitholders for any one or more of the next four quarters. Therefore, the earnings per unit are not indicative of future cash distributions that may be made. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on derivative instruments and unrealized gains or losses on foreign exchange transactions.

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

25. Subsequent events

On February 14, 2017, the Partnership paid a $0.4125 per unit distribution with respect to the fourth quarter of 2016. The total amount of distributions was $13.7 million.

In February 2017, the Partnership drew $1.6 million on the revolving credit facility.

In February 2017, the Partnership filed and was subsequently paid $0.4 million of claims for indemnifications from Höegh LNG for the fourth quarter of 2016 for non-budgeted expenses under the omnibus agreement related to the PGN FSRU Lampung and losses with respect to the commencement of services under the time charter with EgyptCo pursuant to the contribution, purchase and sale agreement for the acquisition of the Höegh Gallant.

26. Acquisition after balance sheet date

On January 3, 2017, the Partnership closed the acquisition of a 51% ownership interest in Höegh LNG Colombia Holding Ltd., the owner of the companies that own and operate the Höegh Grace, pursuant to a contribution, purchase and sale agreement that the Partnership entered into with Höegh LNG on December 1, 2016. The total cash consideration was $91.8 million, excluding the working capital adjustment. On January 1, 2017, the Partnership entered into an agreement with Höegh LNG, under which Höegh LNG granted to the Partnership the authority to make decisions about operations of the companies that own and operate the Höegh Grace from January 1, 2017 to the closing date of the acquisition. As a result, the Partnership will record the results of the companies that own and operate the Höegh Grace in its consolidated income statement from January 1, 2017.

The Höegh Grace was constructed by HHI and was delivered to Höegh LNG on March 30, 2016. On November 1, 2014, Höegh LNG FSRU IV Ltd., a Cayman Islands company, which owns the Höegh Grace, entered into an International Leasing Agreement (“ILA”) with Sociedad Portuaria El Cayao S.A. E.S.P (“SPEC” or the “charterer”) for the lease of the Höegh Grace. The Höegh Grace will serve as a LNG import terminal in Cartagena, on the Atlantic coast of Colombia. The non cancellable charter period is 10 years. The initial term of the charter is 20 years. However, the Charterer and the Höegh LNG FSRU IV Ltd. have an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC waives its right to terminate in year 10 within a certain deadline, Höegh LNG FSRU IV will not be able to exercise its right to terminate in year 10. The lease commenced in December 2016. On November 1, 2014 Höegh LNG also entered into an Operation and Service Agreement (“OSA”) with SPEC to operate and provide certain services for the Höegh Grace for SPEC for the duration of the ILA. The Höegh Grace commenced on its long-term time charter with SPEC in December 2016.

Under terms of the Höegh LNG Colombia Holding Ltd.'s memorandum and articles of association, the Partnership will have control over the Höegh Grace entities through the Partnership’s ownership of 51% of the equity interest of Höegh LNG Colombia Holding Ltd. As a result, the Partnership will account for the acquisition of the 51% interest in the Höegh Grace entities as a business combination. The purchase price of the acquisition will be allocated to the identifiable fair values allocated to each class of identifiable assets acquired.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED AND COMBINED CARVE-OUT FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Under the purchase method of accounting when control is obtained, the noncontrolling interest is required to be measured at its fair value at the acquisition date. Management has concluded that the pro-rata values of the controlling and noncontrolling interests are the same. The fair value of the consideration transferred and the fair value of the 49% interest of the noncontrolling interest will be allocated to assets acquired and liabilities assumed as of the acquisition date with any remaining unallocated amount recognized as goodwill.

The Partnership is in the process of finalizing the accounting for the acquisition and allocation of the purchase price of the acquisition to identifiable assets acquired and liabilities assumed have not been concluded upon by management. Therefore the Partnership has not provided a preliminary purchase price allocation or the unaudited pro forma information related to revenue and net income assuming the acquisition of the Höegh Grace entities occurred as of January 1, 2014. Additional business combination disclosures will be presented in the Partnership’s next available interim report.

Report of Independent Auditors

The Board of Directors of Höegh LNG Partners LP

We have audited the accompanying combined financial statements of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., which comprise the combined balance sheets as of December 31, 2016 and 2015, and the related combined statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2016, and the related notes to the combined financial statements.

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

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. at December 31, 2016 and 2015, and the combined results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young AS

Oslo, Norway

April 6, 2017

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

COMBINED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(in thousands of U.S. dollars)

	Notes	2016	2015	2014
REVENUES
Time charter revenues	3	$86,544	85,396	$82,638
Total revenues		86,544	85,396	82,638
OPERATING EXPENSES
Vessel operating expenses	10	(15,817)	(17,166)	(15,026)
Administrative expenses	10	(2,396)	(1,820)	(1,944)
Depreciation and amortization	5	(19,666)	(19,070)	(18,912)
Total operating expenses		(37,879)	(38,056)	(35,882)
Operating income		48,665	47,340	46,756
FINANCIAL INCOME (EXPENSES), NET
Interest income	4	3	—	—
Interest expense	4, 10	(30,188)	(32,226)	(34,241)
Gain (loss) on derivative instruments	4, 12	14,183	18,492	(23,757)
Other financial items, net	4	(35)	24	(34)
Total financial income (expense), net		(16,037)	(13,710)	(58,032)
Income before tax		32,628	33,630	(11,276)
Income tax expense		—	—	—
Net income (loss)		$32,628	33,630	$(11,276)

The accompanying notes are an integral part of the combined financial statements.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(in thousands of U.S. dollars)

	2016	2015	2014
Net income (loss)	$32,628	33,630	$(11,276)
Other comprehensive income	—	—	—
Comprehensive income (loss)	$32,628	33,630	$(11,276)

The accompanying notes are an integral part of the combined financial statements.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

COMBINED BALANCE SHEETS

AS OF DECEMBER 31, 2016 AND 2015

(in thousands of U.S. dollars)

	Notes	2016	2015
ASSETS
Current assets
Cash and cash equivalents	11	$9,506	$4,197
Restricted cash	9,11	8,458	8,444
Trade receivables		1,348	—
Prepaid expenses	10	3,144	1,957
Total current assets		22,456	14,598

Long-term assets
Restricted cash	9,11	25,107	25,104
Vessels, net of accumulated depreciation	5,10,13	567,187	585,017
Total long-term assets		592,294	610,121
Total assets		$614,750	$624,719

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	9,11	$23,503	$22,093
Trade payables		86	64
Amounts due to owners and affiliates	6	13,654	14,795
Derivative instruments	12	13,588	20,239
Prepaid and deferred revenue	7	11,309	4,123
Accrued liabilities	8,10	8,750	6,880
Total current liabilities		70,890	68,194

Long-term liabilities
Long-term debt	2b,9,11	453,957	477,102
Loans due to owners	6,11	1,887	13,722
Derivative instruments	12	79,533	87,065
Prepaid and deferred revenue	7	42,929	45,710
Total long-term liabilities		578,306	623,599
Total liabilities		649,196	691,793

EQUITY
Paid in capital		100	100
Retained deficit		(34,546)	(67,174)
Total equity		(34,446)	(67,074)
Total liabilities and equity		$614,750	$624,719

The accompanying notes are an integral part of the combined financial statements.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

COMBINED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 AND 2014

(in thousands of U.S. dollars)

			Accumulated
			Other
	Paid in	Retained	Comprehensive	Total
	Capital	Deficit	Income	Equity
Balance as of December 31, 2013	$100	(89,528)	—	$(89,428)
Net income	—	(11,276)	—	(11,276)
Other comprehensive income	—	—	—	—
Balance as of December 31, 2014	100	(100,804)	—	(100,704)
Net income	—	33,630	—	33,630
Other comprehensive income	—	—	—	—
Balance as of December 31, 2015	100	(67,174)	—	(67,074)
Net income	—	32,628	—	32,628
Other comprehensive income	—	—	—	—
Balance as of December 31, 2016	$100	(34,546)	—	$(34,446)

The accompanying notes are an integral part of the combined financial statements.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2016, 2015 and 2014

(in thousands of U.S. dollars)

	2016	2015	2014
OPERATING ACTIVITIES
Net income (loss)	$32,628	33,630	$(11,276)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	19,666	19,070	18,912
Unrealized gain (loss) on derivative instrument	(14,183)	(18,492)	23,757
Accrued interest expense on loans to owners	(1,486)	1,669	2,217
Amortization of deferred revenue	(4,156)	(2,686)	(1,718)
Amortization of deferred debt issuance cost	358	364	368
Expenditure for drydocking	(270)	(3,328)	—
Cash received and recorded as deferred revenue	6,835	26,147	4,992
Changes in working capital:
Trade receivables	(1,348)	154	(123)
Prepaid expenses	540	952	(668)
Amounts due to owners and affiliates	569	(651)	165
Trade payables	22	24	40
Accrued liabilities	1,433	291	45
Net cash provided by operating activities	40,608	57,144	36,711

INVESTING ACTIVITIES
Expenditure for vessel modification and equipment	(1,129)	(22,862)	(4,717)
Net cash used in investing activities	(1,129)	(22,862)	(4,717)

FINANCING ACTIVITIES
Repayment of long-term debt	(22,093)	(20,768)	(19,521)
Repayment of principal of loans due to owners	(12,060)	(11,592)	(13,332)
(Increase) decrease in restricted cash	(17)	(40)	(88)
Net cash used in financing activities	(34,170)	(32,400)	(32,941)

Increase (decrease) in cash and cash equivalents	5,309	1,882	(947)
Cash and cash equivalents, beginning of year	4,197	2,315	3,262
Cash and cash equivalents, end of year	$9,506	4,197	$2,315

The accompanying notes are an integral part of the combined financial statements.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

1. Description of business

Höegh LNG Partners LP (the “Partnership”) was formed under the laws of the Marshall Islands on April 28, 2014 as an indirect 100% owned subsidiary of Höegh LNG Holdings Ltd. (“Höegh LNG”) for the purpose of acquiring certain of Höegh LNG’s interests in entities including SRV Joint Gas Ltd. (the owner of the Neptune) , and SRV Joint Gas Two Ltd. (the owner of the GDF Suez Cape Ann ) in connection with the Partnership’s initial public offering of its common units (the “IPO”). On August 12, 2014, the Partnership completed its IPO. Prior to the closing of the IPO, Höegh LNG contributed to the Partnership its 50% equity in each of the entities owning the Neptune, the GDF Suez Cape Ann and the shareholder loans due to it from those entities.

These combined financial statements which include the individual financial statements of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) for the purpose of meeting the requirements of Securities and Exchange Commission Rule 3-09 of Regulation S-X. The Partnership owns 50% in each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., and the remaining 50% ownership interests are held by joint venture partners, Mitsui O.S.K. Lines, Ltd. and Tokyo LNG Tanker Co. The Neptune and the GDF Suez Cape Ann are floating storage regasification units (“FSRUs”) and are collectively referred to in these combined financial statements as the vessels or the “FSRUs.” SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. are referred to in these combined financial statements individually as the “joint venture” and together as the “joint ventures.”

The Neptune and the GDF Suez Cape Ann operate under long-term time charters with GDF Suez Global LNG Supply S.A.(“GDF Suez”), a subsidiary of ENGIE, with expiration dates in 2029 and 2030, respectively, and, in each case, with an option to extend for up to two additional periods of five years each. In the years ended December 31, 2016, 2015 and 2014, 100% of the joint ventures’ total revenues were derived from GDF Suez.

Höegh LNG Fleet Management AS, a subsidiary of Höegh LNG, provided commercial and technical operations of the FSRUs for the years ended December 31, 2016, 2015 and 2014.

The following table lists the entities combined in these combined financial statements and their purpose as of December 31, 2016.

Name	Jurisdiction of Incorporation	Purpose
SRV Joint Gas Ltd. (50% ownership)	Cayman Islands	Owns Neptune
SRV Joint Gas Two Ltd. (50% ownership)	Cayman Islands	Owns GDF Suez Cape Ann

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

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Time charter revenues and related expenses

Time charter revenues:

Revenue arrangements may include the right to use FSRUs for a stated period of time that meet the criteria for lease accounting, in addition to providing a time charter service element. Leases are classified based upon defined criteria either as direct financing leases or operating leases. A lease that transfers substantially all of the benefits and risks of the FSRU to the charterer is accounted for as a financing lease by the lessor. All other leases that do not meet the criteria are classified as operating leases.

Time charter revenues consist of charter hire payments under time charters, fees for providing time charter services, fees for reimbursement for actual vessel operating expenses and drydocking costs borne by the charterer on a pass through basis; as well as fees for the reimbursement of certain vessel modifications or other costs borne by the charterer.

The lease element of time charters accounted for as operating leases and any upfront payments for amounts reimbursed by the charterer are recognized on a straight line basis over the term of the charter. The lease element of Neptune and the GDF Cape Ann time charters, which do not meet the criteria of a direct financing lease, are accounted for as operating leases.

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

Income taxes

The joint ventures are not liable for income taxes to the Cayman Islands and therefore would only incur income tax liabilities to the extent assessed by countries in which they operate. As of December 31, 2016, 2015 and 2014, the joint ventures believe that they incurred no income tax expenses or liabilities.

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

Trade receivables and allowance for doubtful accounts

Trade receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in existing accounts receivable based on historical write-off experience and customer economic data. Account balances are charged off against the allowance when management believes that the receivable will not be recovered. The allowance for doubtful accounts was $0 for the years ended December 31, 2016 and 2015.

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

Derivative instruments

Derivatives are entered into to reduce market risks associated with its operations. The joint ventures have interest rate swaps for the management of interest rate risk exposure. The interest rate swaps have the effect of converting a portion of the outstanding debt from a floating to a fixed rate over the life of the transactions. As of December 31, 2016 and 2015, the interest rate swaps were not designated as hedges for accounting purposes.

All derivative instruments are initially recorded at fair value as either current or long-term assets or liabilities as derivative instruments in the combined balance sheet and are subsequently remeasured to fair value. The changes in the fair value of the derivative instruments are recognized in earnings under financial income (expenses), net as gain (loss) on derivative instruments.

Interest on shareholder loans

Interest on the shareholder loans is recorded to interest expense in the combined statements of income as incurred. The quarterly payments include a payment of interest for the first month of the quarter and repayment of principal. Interest is accrued for the last two months of the quarter for repayment after the full principal is repaid at the end of the loans. Payments of interest, including accrued interest repaid at the end of the loans, are treated as a component of net cash provided by operating activities in the combined statements cash flow. Payments of principal are included as a component of net cash used in financing activities in the combined statements cash flow.

Prepaid and deferred revenue

Prepaid revenue includes prepayments of fees for charter hire, vessel operating expenses or other future services. Deferred revenues include payments from charterers for certain vessel modifications and upfront payments for drydocking costs which is amortized over the charter term or until the next planned drydocking, respectively.

Deferred debt issuance costs

Debt issuance costs, including arrangement fees and legal expenses, are deferred and presented as a direct reduction from the outstanding principal of the related debt in the combined balance sheet and amortized on an effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included as a component of interest expense. If a loan or part of a loan is repaid early, any unamortized portion of the deferred debt issuance costs is recognized as interest expense proportionate to the amount of the early repayment in the period in which the loan is repaid.

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

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Recent accounting pronouncements

In August 2014, the Financial Accounting Standards Board (“FASB”) issued new guidance for Presentation of Financial Statements – Going Concern. The amendments provide guidance for management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern within one year after the date the financial statements are issued and to provide related footnote disclosures. No disclosure is required if there is no substantial doubt an entity’s ability to continue as a going concern. The amendments are effective for annual periods ending after December 15, 2016, and including interim periods within those annual periods. The joint ventures’ implemented this guidance which did not impact the joint ventures’ combined financial statements.

In May 2014, the FASB issued a new accounting standard, Revenue from Contracts with Customers, as subsequently updated by the FASB. Under the new standard, an entity must identify performance obligations and the transaction price in a contract, and allocate the transaction price to specific performance obligations to recognized revenue when the obligations are completed. Revenue for most contracts with customers will be recognized when promised goods or services are transferred to customers in an amount that reflects consideration that the entity expects to be entitled, subject to certain limitations. Under the new standard, additional qualitative and quantitative disclosures are required. The scope of this guidance does not apply to leases, financial instruments, guarantees and certain non-monetary transactions. However, the scope of the guidance does apply to the allocation of the transaction price to lease elements and non-lease elements. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Joint Ventures has made an initial assessment of the impact of this standard on its contracts for evaluating potential material effects of this standard on its combined financial statements when adopted. The most significant implementation matters for the Joint Ventures involve the allocation of the transaction price, subject to certain limitations, to the lease element, which is covered by other guidance, and the non-lease or service element for which this guidance applies. Based upon the analysis to date, the Joint Ventures does not expect material effects to the allocation of the transaction price to lease elements and service elements or material effects on the timing or amounts of revenue recognized under the guidance of this standard. The Joint Ventures will complete detailed analysis on a contract by contract basis prior to implementing the standard and evaluating the disclosure requirements. The Joint Ventures will implement the standard on January 1, 2018 and expects to apply the modified retrospective approach with the cumulative effect of initially applying the standard as an adjustment to the opening balance of equity.

In February 2016, the FASB issued revised guidance for leasing, Leases. The objective is to establish the principles that lessors and lessees shall apply to report useful information to users of financial statements about the amount, timing and uncertainty of cash flows arising from a lease. The standard is effective for annual periods beginning after December 15, 2018, and including interim periods within those annual periods. Early adoption is permitted. The Joint Ventures is currently assessing the impact the adoption of this standard will have on the combined financial statements and related disclosures.

In August 2016, the FASB issued revised guidance for Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. The guidance clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The joint ventures’ are currently assessing the impact the adoption of this standard will have on the combined statement of cash flows.

In November 2016, the FASB issued revised guidance for Statement of Cash Flows: Restricted Cash. The amendments require that the statement of cash flows explain the change during the period in the total cash, cash equivalents and amounts generally described as restricted cash when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted. The joint ventures’ are currently assessing the impact the adoption of this standard will have on the combined statement of cash flows.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

3. Time charter revenues

As at December 31, 2016, the minimum contractual future revenues to be received under the time charters as of December 31, 2016, during the next five years and thereafter are as follows:

(in thousands of U.S. dollars)	Total
2017	$65,735
2018	65,735
2019	65,735
2020	65,735
2021	65,735
Thereafter	536,596
Total	$865,271

The long-term time charters for the Neptune and the GDF Suez Cape Ann with GDF Suez have initial terms of 20 years expiring in 2029 and 2030, respectively. The time charters are accounted for as operating leases. The minimum contractual future revenues include the fixed payments for the lease and services elements for the 20 year period but exclude the variable fees from the charterer for vessel operating costs, and the subsequent modification and drydocking costs. Additionally, each time charter has options to extend the contract term for two five-year periods. Payments for option periods are not included in minimum contractual future revenues until such time as the options are exercised.

4. Financial income (expense)

	Year ended
	December 31,
(in thousands of U.S. dollars)	2016	2015	2014
Interest income	$3	—	$—
Interest expense:
Interest expense	(29,830)	(31,862)	(33,873)
Amortization of deferred debt issuance cost	(358)	(364)	(368)
Total interest expense	(30,188)	(32,226)	(34,241)
Unrealized gain (loss) on derivative instruments	14,183	18,492	(23,757)
Other financial items, net	(35)	24	(34)
Total financial income (expense), net	$(16,037)	(13,710)	$(58,032)

Interest expense for the years ended December 31, 2016, 2015 and 2014 included interest expense of $1,655, $2,597 and $3,439, respectively, on the subordinated shareholders loans from the Partnership and other joint venture owners (note 10). The unrealized gain (loss) on derivative instruments related to the mark to market adjustment on the interest rate swaps (note 12).

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

5. Vessels, net of accumulated depreciation

		Dry-
(in thousands of U.S. dollars)	Vessels	docking	Total
Historical cost December 31, 2014	$660,173	8,443	$668,616
Additions	22,862	3,328	26,190
Historical cost December 31, 2015	683,035	11,771	694,806
Accumulated depreciation December 31, 2014	(84,060)	(6,659)	(90,719)
Depreciation for the year	(18,109)	(961)	(19,070)
Accumulated depreciation December 31, 2015	(102,169)	(7,620)	(109,789)
Vessels, net December 31, 2015	580,866	4,151	585,017

Historical cost December 31, 2015	683,035	11,771	694,806
Additions	1,566	270	1,836
Historical cost December 31, 2016	684,601	12,041	696,642
Accumulated depreciation December 31, 2015	(102,169)	(7,620)	(109,789)
Depreciation for the year	(18,526)	(1,140)	(19,666)
Accumulated depreciation December 31, 2016	(120,695)	(8,760)	(129,455)
Vessels, net December 31, 2016	$563,906	3,281	$567,187

6. Amounts and loans due to owners and affiliates

Amounts due to owners and affiliates include trade liabilities and the current portion of the long-term loans due to owners. Trade liabilities due to owners and affiliates principally relate to short term funding of operations by affiliates and do not bear interest.

	As of
	December 31,
(in thousands of U.S. dollars)	2016	2015
Trade liabilities due to owners and affiliates	$1,104	$535
Current portion of long-term loans due to owners	12,550	14,260
Amounts due to owners and affiliates	$13,654	$14,795

The current portion of long-term loans, included in the table above, and long-term loans due to owners and affiliates are as follows:

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The loans due to owners consist of shareholders loan where the principal amounts, including accrued interest, are repaid based on available cash after servicing of long-term bank debt. The shareholder loans are due not later than the 12th anniversary of delivery date of each FSRU. The Neptune and the GDF Suez Cape Ann were delivered November 30, 2009 and June 1, 2010, respectively. The shareholder loans are subordinated to the long-term bank debt, consisting of the Neptune facility and the Cape Ann facility described in note 9. Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of the joint ventures. The shareholder loans bear interest at a fixed rate of 8.0% per year. The Partnership is due 50% of the outstanding balance and the other joint venture partners have, on a combined basis, an equal amount of shareholder loans outstanding at the same terms to each of the joint ventures.

The shareholder loans have financed part of the construction of the vessels and operating expenses until the delivery and commencement of operations of the Neptune and the GDF Suez Cape Ann. In 2011, the joint ventures began repaying principal and a portion of the interest expense based on available cash after servicing of the external debt. The quarterly payments include a payment of interest for the first month of the quarter and a repayment of principal. Interest is accrued for the last two months of the quarter for repayment after the full principal is repaid at the end of the loans. However, there is no fixed repayment schedule. Since the shareholder loans are subordinated to long-term bank debt, the repayment plan is subject to quarterly discretionary revisions based on available cash after servicing of the long-term bank debt.

7. Prepaid and deferred revenue

	As of
	December 31,
(in thousands of U.S. dollars)	2016	2015
Current deferred revenue	$11,309	$4,123
Long-term deferred revenue	42,929	45,710
Total prepaid and deferred revenue	$54,238	$49,833

8. Accrued liabilities

	As of
	December 31,
(in thousands of U.S. dollars)	2016	2015
Accrued external interest expense	$4,605	$4,878
Other accruals	4,145	2,002
Accrued liabilities	$8,750	$6,880

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

9. Debt

	As of
	December 31,
(in thousands of U.S. dollars)	2016	2015
$300 million Neptune facility	$236,054	$247,162
$300 million Cape Ann facility	243,222	254,207
Outstanding principal	479,276	501,369
Unamortized debt issuance cost	(1,816)	(2,174)
Total debt	477,460	499,195
Less: Current portion of long-term debt	(23,503)	(22,093)
Long-term debt	$453,957	$477,102

Neptune facility

In December 2007, the joint venture owning Neptune , as the borrower, entered into a $300 million secured facility with a syndicate of banks as long term financing of the construction of the Neptune (the “Neptune facility”). The facility is secured with a first priority mortgage of the Neptune, an assignment of its rights under the time charter and a pledge of the borrower’s cash accounts. The Partnership and the other owners of the borrower have provided a negative pledge of shares in the borrower as security for the facility. In addition, Höegh LNG Holdings Ltd. and MOL guarantee funding of drydocking costs and remarketing efforts in the event of an early termination of the charter.

The Neptune facility is repayable in quarterly installments over twelve years with a final balloon payment of $165 million due in April 2022. The Neptune facility bears interest at a rate equal to three month LIBOR plus a margin of 0.5%. The syndicate of banks also provides interest rate swaps to the borrower (see note 12), which are not reflected in the LIBOR rate for the facility.

There were no financial covenants in the Neptune facility as of December 31, 2016 and 2015, but certain other covenants and restrictions apply. The borrower is required to maintain insurance coverage for damage to the FSRU equivalent to 120% of the aggregate outstanding loan balance and loss of hire insurance. The borrower must maintain cash accounts with the syndicate of banks for its operating account, restricted cash for debt service for the next six months including interest payment on the facility and associated interest rate swap agreements and certain distribution accounts. Cash in the operating account from charter hire will be applied for the following purposes in the following order; first, to pay operating costs, insurance, taxes and technical management fees; second, to transfer to the debt service retention account on each debt service retention date all or part of the debt service retention amount for such debt service retention date; third, to transfer funds to the restricted cash account for debt service until reserve requirements are met; finally, to transfer funds to certain distribution accounts. Certain conditions apply to making disbursements or paying dividends from the distribution accounts, including meeting a 1.20 historical and projected debt service coverage ratio, no event of default then continuing and debt service reserve, retention accounts are fully funded, or the written consent of the lenders. The facility agreement limits the borrower’s ability to incur additional debt, enter into certain material transactions and make guarantees.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Cape Ann facility

In December 2007, the joint venture owning GDF Suez Cape Ann, as the borrower, entered into a $300 million secured facility with a syndicate of banks as long term financing of the construction of the Cape Ann (the “Cape Ann facility”). The facility is secured with a first priority mortgage of the GDF Suez Cape Ann, an assignment of its rights under the time charter and a pledge of the borrower’s cash accounts. The Partnership and the other owners of the borrower have provided a negative pledge of shares in the borrower as security for the facility. In addition, Höegh LNG Holdings Ltd. and MOL guarantee funding of drydocking costs and remarketing efforts in the event of an early termination of the charter.

The Cape Ann facility is repayable in quarterly instalments over twelve years with a final balloon payment of $165 million due in October 2022. The Cape Ann facility bears interest at a rate equal to three month LIBOR plus a margin of 0.5%. The syndicate of banks also provides interest rate swaps to the borrower (see note 12), which are not reflected in the LIBOR rate for the facility.

There are no financial covenants in the Cape Ann facility as of December 31, 2016 and 2015, but certain other covenants and restrictions apply. The borrower is required to maintain insurance coverage for damage to the FSRU equivalent to 120% of the aggregate outstanding loan balance and loss of hire insurance. The borrower must maintain cash accounts with the syndicate of banks for its operating account, restricted cash for debt service for the next six months including interest payment on the facility and associated interest rate swap agreements and certain distribution accounts. Cash in the operating account from charter hire will be applied for the following purposes in the following order; first, to pay operating costs, insurance, taxes and technical management fees; second, to transfer to the debt service retention account on each debt service retention date all or part of the debt service retention amount for such debt service retention date; third, to transfer funds to the restricted cash account for debt service until reserve requirements are met; finally, to transfer funds to certain distribution accounts. Certain conditions apply to making disbursements or paying dividends from the distribution accounts, including meeting a 1.20 historical and projected debt service coverage ratio, no event of default then continuing and debt service reserve, retention accounts are fully funded, or the written consent of the lenders. The facility agreement limits the borrower’s ability to incur additional debt, enter into certain material transactions and make guarantees.

The debt is denominated in U.S. dollars and bears interest at floating rates at a weighted average interest rate for the years ended December 31, 2016, 2015 and 2014 of 1.17%, 0.84% and 0.80 % respectively.

The outstanding debt as of December 31, 2016 is repayable as follows:

(in thousands of U.S. dollars)
2017	$23,503
2018	25,003
2019	26,599
2020	28,297
2021	30,103
2022 and thereafter	345,771
Total	$479,276

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

10. Related party transactions

The joint ventures are single purpose joint ventures owning and operating the FSRUs. See note 6 for amounts and loans due to owners and affiliates. The joint ventures do not have any employees. As described in note 1, a subsidiary of Höegh LNG has charged the joint ventures for the years ended December 31, 2016, 2015 and 2014 for the provision of technical and commercial management of the FSRUs. Amounts included in the combined statements of income for the years ended December 31, 2016, 2015 and 2014 or capitalized in the combined balance sheets as of December 31, 2016 and 2015 are as follows:

	Year ended
Statement of income:	December 31,
(in thousands of U.S. dollars)	2016	2015	2014
Vessel operating expenses:
Technical management fees for FSRUs (1)	$1,402	1,350	$1,344
Other vessel operating expenses (2)	14,415	15,816	13,682
Administrative expenses:
Commercial management fees for FRSUs (1)	544	630	570
Other fees (3)	862	740	755
Commercial and administration expenses related to modifications (4)	812	179	519
Financial income (expense):
Interest expense from shareholder loans (5)	1,655	2,597	3,439
Total	$19,690	21,312	$20,309

	As of
Balance sheet:	December 31,
(in thousands of U.S. dollars)	2016	2015
Vessels
Supervision cost for modifications (6)	$184	$174
Total long-term assets	$184	$174

1)	Technical and commercial management fees for FSRUs: Höegh LNG Fleet Management AS, a subsidiary of Höegh LNG, provided commercial and technical operations of the FSRUs as well as bookkeeping and administrative support for which it was paid a fixed annual fee as agreed with the charterer and other owners, respectively.
2)	Other vessel operating expenses: In addition to the technical management fees, Höegh LNG Fleet Management AS, invoices the joint ventures for the actual costs incurred for vessel operating expenses such as crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.
3)	Other fees : In addition to the commercial management fees, Höegh LNG charges an annual fee to the joint ventures in accordance with agreements with the joint venture owners.
4)	Commercial and administration expenses related to modifications: Höegh LNG Fleet Management AS manages the process for major modifications to vessels. Costs include manning for the services, accommodation and travel cost. Manning costs are based upon actual hours incurred. These costs are not subject to capitalization.
5)	Interest expense from shareholder loans: The Partnership and the other owners have provided subordinated financing to the joint ventures as shareholder loans. Interest expense is accrued monthly for the shareholder loans and recorded to interest expense. Under terms of the shareholders’ loan agreement, the principal and interest is repaid based upon available cash after servicing long-term bank debt (note 9) and, accordingly, only a portion of the accrued interest expense has been paid for the years ended December 31, 2016, 2015 and 2014. In the combined statements of cash flows, the interest expense paid for the period is included in net cash flows provided from operating activities.
6)	Supervision cost for modifications: Höegh LNG Fleet Management AS manages the process for major modifications to vessels including site supervision at the shipyard. Costs include manning for the services and direct accommodation and travel cost. Manning costs are based upon actual hours incurred. Such costs, excluding overhead charges, are capitalized as part of the cost of the modification of the vessel.

Prepaid expenses and accrued liabilities to related parties

	As of
	December 31,
(in thousands of U.S. dollars)	2016	2015
Accrued liability to affiliates	$(380)	$—
Prepayment to affiliates for vessel operating expenses	$—	$483

The balance as of December 31, 2016 relate to payables to Höegh LNG Fleet Management AS for services described above.

The balance as of December 31, 2015 related to prepayments to Höegh LNG Fleet Management AS for services described above.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

11. Financial Instruments

Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the cash and cash equivalents and restricted cash approximates its carrying amounts reported in the combined balance sheets.

Loan due to owners – The fair values of the fixed rate subordinated shareholder loans are estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the joint ventures.

Total debt – The fair values of the variable-rate debt are estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the joint ventures.

Derivative instruments– The fair values of the interest rates swaps are estimated based on the present value of cash flows over the term of the instrument based on the relevant LIBOR interest rate curves, adjusted for the joint ventures’ credit worthiness given the level of collateral provided and the credit worthiness of the counterparty to the derivative, as appropriate.

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

		As of		As of
		December 31, 2016		December 31, 2015
		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
		Asset	Asset	Asset	Asset
(in thousands of U.S. dollars)	Level	(Liability)	(Liability)	(Liability)	(Liability)
Recurring
Cash and cash equivalents	1	$9,506	9,506	4,197	$4,197
Restricted cash	1	33,565	33,565	33,548	33,548
Interest rate swaps	2	(93,121)	(93,121)	(107,304)	(107,304)
Other
Loans due to owners	2	(14,437)	(14,710)	(27,982)	(28,656)
Total debt	2	$(477,460)	(445,584)	(499,195)	$(467,920)

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

12. Risk management and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy. As of December 31, 2016 and 2015, there are no derivative instruments designated as hedges for accounting purposes.

Foreign Exchange Risk

All revenues, financing, interest expenses from financing and most expenditures for newbuildings and vessel modifications are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. As of December 31, 2016 and 2015, no derivative instruments have been used to manage foreign exchange risk.

Interest Rate Risk

Interest rate swaps can be utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on its outstanding floating-rate debt. As at December 31, 2016 and 2015, there were interest rate swap agreements on the floating rate debt that are not designated as hedges for accounting purposes.

As of December 31, 2016, the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(in thousands of U.S. dollars)	index	amount	liability	Term	(1)
LIBOR-based debt
Interest rate swaps (2)	LIBOR	$23,354	$4,646	Oct 2029	5.345%
Interest rate swaps (2)	LIBOR	33,747	6,726	Oct 2029	5.353%
Interest rate swaps (2)	LIBOR	168,656	33,717	Oct 2029	5.363%
Interest rate swaps (2)	LIBOR	23,930	4,952	Apr 2030	5.385%
Interest rate swaps (2)	LIBOR	34,579	7,160	Apr 2030	5.389%
Interest rate swaps (2)	LIBOR	$172,815	$35,920	Apr 2030	5.399%
			93,121

(1)	Excludes the margins paid on the floating-rate loans of 0.5%
(2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the combined balance sheets.

	Current	Long-term
	liabilities:	liabilities:
	derivative	derivative
(in thousands of U.S. dollars)	instruments	instruments
As of December 31, 2016
Interest rate swaps	$13,588	$79,533
As of December 31, 2015
Interest rate swaps	$20,239	$87,065

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Unrealized and realized gains (losses) of the interest rate swap are recognized in earnings and reported in gain (loss) on derivative instruments in the combined statements of income.

	Year ended
	December 31,
(in thousands of U.S. dollars)	2016	2015	2014
Realized gains (losses)	$—	—	$—
Unrealized gains (losses)	14,183	18,492	(23,757)
Total	$14,183	18,492	$(23,757)

Credit risk and concentrations of risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables and interest rate swap agreements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counter parties. There is a single charterer for both vessels so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the charterer's financial condition. In addition, time charters generally require the payment of the time charter rates on the first banking day of the month of hire which limits the risk of non-performance. Accordingly, no collateral or other security is required. No losses were incurred relating to the charterer for the years ended December 31, 2016, 2015 and 2014. While the maximum exposure to loss due to credit risk is the book value at the balance sheet date, should the time charter terminate prematurely, there could be delays in obtaining a new time charter and the rates could be lower depending upon the prevailing market conditions.

13. Commitments

Assets Pledged

The following table summarizes the assets pledged for debt facilities as of December 31, 2016 and 2015:

	Year ended
(in thousands of U.S. dollars)	December 31,
	2016	2015
Book value of vessel secured against long-term loans	$567,187	$585,017

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

14. Supplemental cash flow information

	Year ended
	December 31,
(in thousands of U.S. dollars)	2016	2015
Supplemental cash flow information:
Interest paid	$31,589	$31,982

15. Subsequent events

Management evaluated subsequent events through April 6, 2017.

