Form 20-F
period 2017-12-31
Hoegh LNG Partners LP
filed 2018-04-06
CIK 1603016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Richard Tyrrell

Wessex House, 5th Floor

45 Reid Street

Hamilton, HM 12 Bermuda

Telephone: +441-295-6815

Facsimile: +441-295-6101

richard.tyrrell@hoeghlng.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common units representing limited partner interests	New York Stock Exchange

Series A cumulative redeemable preferred units representing limited partner interests	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

19,764,904 common units representing limited partner interests

13,156,060 subordinated units representing limited partner interests

4,600,000 Series A cumulative redeemable preferred units representing limited partner interests

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐  Yes  ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes  ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  ☒  Yes  ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, non-accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards + provided pursuant to Section 13(a) of the Exchange Act.

☒

+ The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

PRESENTATION OF INFORMATION IN THIS REPORT

This annual report on Form 20-F for the year ended December 31, 2017 (this “Annual Report”) should be read in conjunction with the consolidated financial statements and accompanying notes included in this Annual Report. Unless we otherwise specify, references in this Annual Report to “Höegh LNG Partners,” “we,” “our,” “us” and “the Partnership” refer to Höegh LNG Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates. References in this Annual Report to “our general partner” refer to Höegh LNG GP LLC, the general partner of Höegh LNG Partners. References in this Annual Report to “our operating company” refer to Höegh LNG Partners Operating LLC, a wholly owned subsidiary of the Partnership. References in this Annual Report to “Höegh UK” refer to Hoegh LNG Services Ltd, a wholly owned subsidiary of our operating company. References in this Annual Report to “Höegh Lampung” refer to Hoegh LNG Lampung Pte Ltd., a wholly owned subsidiary of our operating company. References in this Annual Report to “Höegh FSRU III” refer to Höegh LNG FSRU III Ltd., a wholly owned subsidiary of our operating company. References in this Annual Report to “PT Höegh” refer to PT Hoegh LNG Lampung, the owner of the PGN FSRU Lampung. References in this Annual Report to “Höegh Cyprus” refer to Hoegh LNG Cyprus Limited including its wholly owned branch, Hoegh LNG Cyprus Limited Egypt Branch (“Egypt Branch”), a wholly owned subsidiary of Höegh FSRU III and the owner of the Höegh Gallant. References in this Annual Report to “Höegh Colombia Holding” refer to Höegh LNG Colombia Holding Ltd., a wholly owned subsidiary of our operating company. References in this Annual Report to “Höegh FSRU IV” refer to Höegh LNG FSRU IV Ltd., a wholly owned subsidiary of Höegh Colombia Holding and the owner of the Höegh Grace. References in this Annual Report to “Höegh Colombia” refer to Höegh LNG Colombia S.A.S., a wholly owned subsidiary of Höegh Colombia Holding. References in this Annual Report to our or the “joint ventures” refer to SRV Joint Gas Ltd. and/or SRV Joint Gas Two Ltd., the joint ventures that own two of the vessels in our fleet, the Neptune and the GDF Suez Cape Ann, respectively. References in this Annual Report to “GDF Suez” refer to GDF Suez LNG Supply S.A., a subsidiary of ENGIE. References in this Annual Report to “PGN LNG” refer to PT PGN LNG Indonesia, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”). References in this Annual Report to “SPEC” refer to Sociedad Portuaria El Cayao S.A. E.S.P.

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements concerning future events and our operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

·	market trends for floating storage and regasification units (“FSRUs”) and liquefied natural gas (“LNG”) carriers, including hire rates and factors affecting supply and demand;

·	our distribution policy and ability to make cash distributions on our units or any increases in the quarterly distributions on our common units;

·	restrictions in our debt agreements and pursuant to local laws on our joint ventures' and our subsidiaries' ability to make distributions;

·	our ability to settle or resolve the boil-off claim for the joint ventures, including the estimated amount thereof;

·	the ability of Höegh LNG to satisfy its indemnification obligations to the Partnership, including in relation to the boil-off claim;

·	our ability to purchase additional vessels from Höegh LNG in the future;

·	our ability to integrate and realize the anticipated benefits from acquisitions;

·	our anticipated growth strategies; including the acquisition of vessels;

·	our anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;

·	effects of volatility in global prices for crude oil and natural gas;

·	the effect of the worldwide economic environment;

·	turmoil in the global financial markets;

·	fluctuations in currencies and interest rates;

·	general market conditions, including fluctuations in hire rates and vessel values;

·	changes in our operating expenses, including drydocking and insurance costs;

·	our ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

·	the financial condition liquidity and creditworthiness of our existing or future customers and their ability to satisfy their obligations under our contracts;

·	our ability to replace existing borrowings, make additional borrowings and to access public equity and debt capital markets;

·	planned capital expenditures and availability of capital resources to fund capital expenditures;

·	the exercise of purchase options by our customers;

·	our ability to perform under our contracts and maintain long-term relationships with our customers;

·	our ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;

·	our continued ability to enter into long-term, fixed-rate charters and the hire rate thereof;

·	the operating performance of our vessels and any related claims by GDF Suez or other customers;

·	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charters;

·	our ability to compete successfully for future chartering and newbuilding opportunities;

·	timely acceptance of our vessels by their charterers;

·	termination dates and extensions of charters;

·	the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

·	demand in the FSRU sector or the LNG shipping sector in general and the demand for our vessels in particular;

·	availability of skilled labor, vessel crews and management;

·	the ability of Höegh LNG to meet its financial obligations to us, including its indemnity, guarantee and option obligations;

·	our incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under our ship management agreements, the technical information and services agreement and the administrative services agreements;

·	the anticipated taxation of the Partnership, its subsidiaries and affiliates and distributions to its unitholders;

·	estimated future maintenance and replacement capital expenditures;

·	our ability to retain key employees;

·	customers’ increasing emphasis on environmental and safety concerns;

·	potential liability from any pending or future litigation;

·	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

·	future sales of our common units in the public market;

·	our business strategy and other plans and objectives for future operations; and

·	our ability to successfully remediate any material weaknesses in our internal control over financial reporting and our disclosure controls and procedures.

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

The following table presents, in each case for the years and as of the dates indicated, our selected consolidated financial and operating data, which includes, for periods prior to the closing of our initial public offering (“IPO”) on August 12, 2014, selected combined carve-out financial and operating data of the Partnership and its subsidiaries that had interests in the PGN FSRU Lampung and the joint ventures that own the Neptune and the GDF Suez Cape Ann. The transfer of these equity interests and related loans and promissory notes by Höegh LNG to the Partnership in connection with the IPO was recorded at Höegh LNG’s consolidated book values.

Pursuant to our partnership agreement, our general partner has irrevocably delegated to our board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. Four of the seven board members were elected by the common unitholders at our first annual meeting of unitholders. As a result, Höegh LNG, as the owner of our general partner, does not have the power to control our board of directors or the Partnership, and we are not considered to be under the control of Höegh LNG for accounting purposes. As a consequence, we account for acquisitions from Höegh LNG under the purchase method of accounting. An acquisition is included in our consolidated financial statements from the date of the acquisition and there has been no retroactive restatement of our financial statements to reflect the historical results of the entity acquired.

On October 1, 2015, the Partnership closed the acquisition of 100% of the shares of Höegh FSRU III, the entity that indirectly owns the Höegh Gallant. The results of operations of the Höegh Gallant are included in our results from the acquisition date.

On January 3, 2017, the Partnership closed the acquisition of a 51% ownership interest in the Höegh Colombia Holding, the owner of the entities that own and operate the Höegh Grace (the "Höegh Grace entities"). The results of operations of the Höegh Grace are included in our earnings for the full year of 2017.

On December 1, 2017, the Partnership closed the acquisition of the remaining 49% ownership interest in the Höegh Grace entities.

Two of the vessels in our fleet (the Neptune and the GDF Suez Cape Ann) are owned by our joint ventures, each of which is owned 50% by us. Under applicable accounting rules, we do not consolidate the financial results of these two joint ventures into our financial results. We account for our 50% equity interests in these two joint ventures as equity method investments in our consolidated financial statements. We derived cash flows from the operations of these two joint ventures from principal and interest payments on our shareholder loans to our joint ventures.

We have two segments, which are the “Majority held FSRUs” and the “Joint venture FSRUs.” As of December 31, 2017, Majority held FSRUs included the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace. As of December 31, 2016 and 2015, Majority held FSRUs included the PGN FSRU Lampung and the Höegh Gallant. As of December 31, 2014 and 2013, Majority held FSRUs included the PGN FSRU Lampung and construction contract revenue and expenses of the mooring related to PGN FSRU Lampung (“the Mooring”) under construction. The Mooring project was completed in the fourth quarter of 2014. As of December 31, 2017, 2016, 2015, 2014 and 2013, Joint venture FSRUs included two 50%-owned FSRUs, the Neptune and the GDF Suez Cape Ann.

We measure our segment profit based on segment EBITDA. Segment EBITDA is reconciled to net income for each segment in the segment table below. The accounting policies applied to the segments are the same as those applied in the consolidated financial statements, except that i) Joint venture FSRUs are presented under the proportional consolidation method for the segment note in the consolidated financial statements and under equity accounting for the consolidated financial statements and ii) non-controlling interest in Segment EBITDA is subtracted in the segment note to reflect the Partnership’s interest in Segment EBITDA as the Partnership’s segment profit measure, Segment EBITDA. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment reporting. Management monitors the results of operations of our joint ventures under the proportional consolidation method and not the equity method. On January 1, 2017, the Partnership began consolidating its acquired 51% interest in the Höegh Grace entities. Since the Partnership obtained control of the Höegh Grace entities, it consolidates 100% of the revenues, expenses, assets and liabilities of the Höegh Grace entities and the interest not owned by the Partnership was reflected as non-controlling interest in net income and non-controlling interest in total equity. Management monitored the results of operations of the Höegh Grace entities based on the Partnership’s 51% interest in the Segment EBITDA of such entities and, therefore, subtracted the non-controlling interest in Segment EBITDA to present Segment EBITDA. The adjustment to non-controlling interest in Segment EBITDA is reversed to reconcile to operating income and net income in the segment presentation. On December 1, 2017, the Partnership acquired the remaining 49% ownership interest in the Höegh Grace entities and, as of that date, there is no longer a non-controlling interest in the Höegh Grace entities.

You should read the following selected financial and operating data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the combined financial statements of the two joint ventures that own the Neptune and the GDF Suez Cape Ann and the related notes thereto included elsewhere in this Annual Report.

Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of Höegh LNG in the periods prior to our IPO for which historical financial and operating data are presented below, and such data may not be indicative of our future operating results or financial performance.

	Year Ended December 31,
(in thousands of U.S. dollars, except per unit information and fleet data)	2017	2016	2015	2014 (3)	2013 (3)
Statement of Income Data:
Time charter revenues	$143,531	$91,107	$57,465	$22,227	$—
Construction contract revenues	—	—	—	51,868	51,062
Other revenue	—	—	—	474	511
Total revenues	143,531	91,107	57,465	74,569	51,573
Voyage expenses	—	—	—	(1,139)	—
Vessel operating expenses	(23,791)	(16,080)	(9,679)	(6,197)	—
Construction contract expenses	(151)	(315)	—	(38,570)	(43,958)
Administrative expenses	(9,910)	(9,718)	(8,733)	(12,566)	(8,043)
Depreciation and amortization	(21,054)	(10,552)	(2,653)	(1,317)	(8)
Total operating expenses	(54,906)	(36,665)	(21,065)	(59,789)	(52,009)
Equity in earnings of joint ventures	5,139	16,622	17,123	(5,330)	40,228
Operating income (loss)	93,764	71,064	53,523	9,450	39,792
Interest income	500	857	7,568	4,959	2,122
Interest expense	(30,085)	(25,178)	(17,770)	(9,665)	(352)
Gain (loss) on derivative instruments	2,463	1,839	949	(161)	—
Other items, net	(3,574)	(3,333)	(2,678)	(2,788)	(1,096)
Income (loss) before tax	63,068	45,249	41,592	1,795	40,466
Income tax expense	(3,878)	(3,872)	(313)	(481)	—
Net income (loss)	$59,190	$41,377	$41,279	$1,314	$40,466
Non-controlling interest in net income	10,408	—	—	—	—
Preferred unitholders' interest in net income	2,480	—	—	—	—
Limited partners' interest in net income (loss)	$46,302	$41,377	$41,279	$1,314	$40,466
Earnings per unit
Common unit public (Basic and diluted)	$1.37	$1.58	$1.56	$0.50	$—
Common unit Höegh LNG (Basic and diluted)	$1.44	$1.52	$1.57	$0.50	$—
Subordinated unit (Basic and diluted)	$1.45	$1.52	$1.57	$0.50	$—
Cash distributions declared per unit	$1.72	$1.65	$1.43	$0.52	$—
Balance Sheet Data (at end of period):
Assets:
Cash and cash equivalents	$22,679	$18,915	$32,868	$30,477	$108
Restricted cash	20,602	22,209	25,828	37,119	10,700
Demand note due from owner	—	—	—	143,241	—
Current portion of advances to joint ventures	—	6,275	7,130	6,665	7,112
Long term advances to joint ventures	3,263	943	6,861	12,287	17,398
Newbuilding	—	—	—	—	122,572
Net investment in direct financing lease	286,626	290,111	293,303	295,363	—
Total assets	1,058,959	810,467	763,743	549,418	217,767
Liabilities and equity:
Accumulated losses of joint ventures	20,746	25,886	42,507	59,630	54,300
Amount, loans and promissory notes due to owners and affiliates	1,417	1,374	10,891	6,486	208,637
Long term debt	434,845	300,440	330,635	179,141	(10,468)
Revolving credit and seller’s credit due to owners and affiliates	51,832	43,005	47,000	—	—
Owner's equity	—	—	—	—	(48,096)
Total Partners' capital (excluding other comprehensive income (loss))	477,407	370,526	257,039	244,553	—
Total liabilities and equity	$1,058,959	$810,467	$763,743	$549,418	$217,767
Cash Flow Data:
Net cash provided by (used in) operating activities	$81,059	$39,428	$42,785	$27,976	$(41,217)
Net cash provided by (used in) investing activities	(38,469)	(83,084)	15,455	(292,199)	(30,781)
Net cash provided by (used in) financing activities	(38,826)	29,703	(55,849)	294,592	72,006
Fleet data
Number of vessels	5	4	4	3	2
Average age (in years)	4.9	4.8	3.8	3.5	3.9
Average charter length remaining excluding options (in years)	11.5	13.1	14.1	16.7	16.1
Average charter length remaining including options (in years)	18.5	19.4	20.4	24.9	26.1
Other Financial Data:
Segment EBITDA(1)	$112,156	$99,159	$72,258	$48,931	$31,919
Capital expenditures
Expenditures for vessels and equipment	$21	$537	$955	$172,324	$36,590
Selected Segment Data:
Joint venture FSRUs (proportionate consolidation)(2)
Segment Statement of Income Data:
Time charter revenues	$42,165	$43,272	$42,698	$41,319	$41,110
Segment EBITDA(1)	21,687	34,165	33,205	32,834	32,347
Operating income	$11,872	$24,640	$23,978	$23,686	$23,294
Segment Balance Sheet Data (at end of year):
Vessels, net of accumulated depreciation	$265,642	$274,932	$283,539	$279,670	$286,460
Total assets	$287,562	$298,712	$303,390	$300,327	$307,335
Segment Capital expenditures:
Expenditures for vessels and equipment	$524	$783	$13,095	$2,358	$522

(1)	Please read “—Non-GAAP Financial Measures” below.

(2)	Please read “Item 5. Operating and Financial Review and Prospects” below and note 5 of our consolidated financial statements for information on the basis of presentation for the Joint venture FSRUs segment.

(3)	Prior to the closing of our IPO on August 12, 2014, our selected financial data is based on our combined carve-out financial statements.

Non-GAAP Financial Measures

Segment EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items less non-controlling interest in Segment EBITDA. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. Segment EBITDA is a non-GAAP financial measure and should not be considered an alternative to net income, operating income or any other measure of financial performance presented in accordance with US GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable US GAAP financial measure, for the periods presented:

	Year ended December 31, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$63,628	5,139	(9,577)	59,190			$59,190 (3)
Interest income	(18)	(76)	(482)	(576)	76	(4)	(500)
Interest expense	26,151	13,983	3,934	44,068	(13,983)	(4)	30,085
Depreciation and amortization	21,054	9,815	—	30,869	(9,815)	(5)	21,054
Other financial items (2)	1,060	(7,174)	51	(6,063)	7,174	(6)	1,111
Income tax (benefit) expense	3,893	—	(15)	3,878			3,878
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	13,907	(4)	13,907
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	9,815	(5)	9,815
Equity in earnings of JVs: Other financial items(2)	—	—	—	—	(7,174)	(6)	(7,174)
Non-controlling interest in Segment EBITDA	(19,210)	—	—	(19,210)			(19,210)
Segment EBITDA	$96,558	21,687	(6,089)	112,156			$112,156

	Year ended December 31, 2016
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$35,803	16,622	(11,048)	41,377			$41,377 (3)
Interest income	—	(2)	(857)	(859)	2	(4)	(857)
Interest expense	20,107	15,094	5,071	40,272	(15,094)	(4)	25,178
Depreciation and amortization	10,552	9,525	—	20,077	(9,525)	(5)	10,552
Other financial items(2)	1,435	(7,074)	59	(5,580)	7,074	(6)	1,494
Income tax (benefit) expense	3,852	—	20	3,872			3,872
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	15,092	(4)	15,092
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	9,525	(5)	9,525
Equity in earnings of JVs: Other financial items(2)	—	—	—	—	(7,074)	(6)	(7,074)
Segment EBITDA	$71,749	34,165	(6,755)	99,159			$99,159

	Year ended December 31, 2015
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$24,807	17,123	(651)	41,279			$41,279 (3)
Interest income	—	—	(7,568)	(7,568)	—	(4)	(7,568)
Interest expense	15,617	16,113	2,153	33,883	(16,113)	(4)	17,770
Depreciation and amortization	2,653	9,227	—	11,880	(9,227)	(5)	2,653
Other financial items(2)	1,709	(9,257)	20	(7,528)	9,257	(6)	1,729
Income tax (benefit) expense	333	—	(20)	313			313
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	16,113	(4)	16,113
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	9,227	(5)	9,227
Equity in earnings of JVs: Other financial items(2)	—	—	—	—	(9,257)	(6)	(9,257)
Segment EBITDA	$45,119	33,205	(6,066)	72,258			$72,258

	Year ended December 31, 2014
		Joint venture					Consolidated
	Majority	FSRUs		Total			and
	held	(proportional		Segment			combined
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$8,375	(5,330)	(1,731)	1,314			$1,314	(3)
Interest income	—	—	(4,959)	(4,959)	—	(4)	(4,959)
Interest expense	9,198	17,121	467	26,786	(17,121)	(4)	9,665
Depreciation and amortization	1,317	9,148	—	10,465	(9,148)	(5)	1,317
Other financial items(2)	2,915	11,895	34	14,844	(11,895)	(6)	2,949
Income tax (benefit) expense	505	—	(24)	481			481
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	17,121	(4)	17,121
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	9,148	(5)	9,148
Equity in earnings of JVs: Other financial items(2)	—	—	—	—	11,895	(6)	11,895
Segment EBITDA	$22,310	32,834	(6,213)	48,931			$48,931

	Year ended December 31, 2013
		Joint venture					Consolidated
	Majority	FSRUs		Total			and
	held	(proportional		Segment			combined
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$1,669	40,228	(1,431)	40,466			$40,466 (3)
Interest income	—	—	(2,122)	(2,122)	—	(4)	(2,122)
Interest expense	352	18,085	—	18,437	(18,085)	(4)	352
Depreciation and amortization	8	9,053	—	9,061	(9,053)	(5)	8
Other financial items(2)	1,096	(35,019)	—	(33,923)	35,019	(6)	1,096
Income tax (benefit) expense	—	—	—	—			—
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	18,085	(4)	18,085
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	9,053	(5)	9,053
Equity in earnings of JVs: Other financial items(2)	—	—	—	—	(35,019)	(6)	(35,019)
Segment EBITDA	$3,125	32,347	(3,553)	31,919			$31,919

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Some of the following risks relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our common units. The occurrence of any of the events described in this section could significantly and negatively affect our business, financial condition, operating results or cash available for distribution or the trading price of our preferred and common units.

Risks Inherent in Our Business

Our fleet consists of only five vessels as of March 31, 2018. Any limitation on the availability or operation of those vessels could have a material adverse effect on our business, financial condition and results of operations and could significantly reduce our ability to make distributions to our unitholders.

Our fleet consists of five vessels. If any of these vessels is unable to generate revenues as a result of off-hire time, early termination of the applicable time charter, purchase of the vessel by the charterer or otherwise, our financial condition and ability to make distributions to unitholders could be materially and adversely affected.

The charters relating to our vessels permit the charterer to terminate the charter in the event that the vessel is off-hire for any extended period. The charters also allow the charterer to terminate the charter upon the occurrence of specified defaults by us or in certain other cases, including termination without cause, due to force majeure or disruptions caused by war. The termination of any of our charters could have a material adverse effect on our business, financial condition and results of operations and could significantly reduce our ability to make cash distributions to our unitholders. For further details regarding termination of our charters, please read “Item 4.B. Business Overview—Vessel Time Charters— Neptune Time Charter—Termination,” “— PGN FSRU Lampung Time Charter—Termination,” “— Höegh Gallant Time Charter—Termination” and “— Höegh Grace Charter—Term and Termination”. We may be unable to charter the applicable vessel on terms as favorable to us as those of the terminated charter.

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

For the year ended December 31, 2017, PGN LNG, EgyptCo and SPEC accounted for all of the revenues in our consolidated income statement. For the years ended December 31, 2016 and 2015, PGN LNG and EgyptCo accounted for all of the revenues in our consolidated income statements. For each of the years ended December 31, 2017, 2016 and 2015, GDF Suez accounted for all of the revenues of our joint ventures from which we derived all of our equity in earnings of joint ventures. A deterioration in the financial viability of GDF Suez, PGN LNG, EgyptCo or SPEC or the loss of GDF Suez, PGN LNG, EgyptCo or SPEC as a customer, or a decline in payments under any of the related charters, would have a greater adverse effect on us than for a company with a more diverse customer base, and could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

We or our joint ventures could lose a customer or the benefits of a charter as a result of a breach by the customer of a charter or other unanticipated developments, such as:

·	the customer failing to make charter payments or reducing charter payments because of its financial inability, disagreements with us or our joint venture partners or otherwise;

·	the insolvency, bankruptcy or liquidation of a customer or termination of the charter as a result thereof;

·	the customer exercising its right to terminate the charter in certain circumstances, such as: (i) defaults of our or our joint ventures’ obligations under the applicable charter, including breaches of performance standards or prolonged periods of off-hire; (ii) with respect to the Neptune, the GDF Suez Cape Ann and the Höegh Gallant, in the event of war that would materially interrupt the performance of the time charter; or (iii) with respect to the PGN FSRU Lampung, in the event of specified types of force majeure;

·	the charter terminating automatically if the vessel is lost or deemed a constructive loss;

·	with respect to the Höegh Gallant, the inability of Höegh LNG (i) to make payments pursuant to its guarantee of EgyptCo’s obligations under the Höegh Gallant time charter under certain circumstances or (ii) to perform under the option agreement to charter the Höegh Gallant in the event of the expiration or early termination of the Höegh Gallant time charter; see “Item 7.B. Related Party Transactions—Acquisition of the Höegh Gallant”;

·	with respect to the PGN FSRU Lampung or the Höegh Grace, the charterer exercising its option to purchase the vessel; or

·	a prolonged force majeure event that materially interrupts the performance of the time charter.

If any charter is terminated, we or our joint ventures, as applicable, may be unable to re-deploy the related vessel on terms as favorable as the current charters or at all. In addition, any termination fee payable to us may not adequately compensate us for the loss of the charter. Furthermore, if there was a premature termination of our joint venture charters that does not result in termination fees, it would result in mandatory repayments of the outstanding balances under the loan facilities for the Neptune and the GDF Suez Cape Ann.

In September 2017, GDF Suez made a performance claim to the joint ventures that own the Neptune and the GDF Suez Cape Ann. As a result, GDF Suez could reduce charter payments to such joint ventures. As a precaution, such joint ventures have suspended payments under the shareholder loans. Our ability to make cash distributions to our unitholders depends on the performance of our joint ventures, subsidiaries and other investments. If we do not receive cash distributions or repayments under loan agreements from our joint ventures or if they are not sufficient, we will not be able to make cash distributions to unitholders unless we obtain funds from other sources. We may not be able to obtain the necessary funds from other sources on terms acceptable to us. Please read “—Any settlement of GDF Suez's performance claims may materially adversely affect our joint ventures' financial condition and results of operations. ”

Any event, whether in our industry or otherwise, that adversely affects a customer’s financial condition, leverage, results of operations, cash flows or demand for our services may adversely affect our ability to sustain or increase cash distributions to our unitholders. Accordingly, we are indirectly subject to the business risks of our customers, including their level of indebtedness and the economic conditions and government policies in their areas of operation. Further, not all of our charters have parent company guarantees. For example, GDF Suez's obligations under the Neptune and the GDF Suez Cape Ann charters are not guaranteed by its parent, ENGIE.

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

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay quarterly distribution on our Series A preferred units or the minimum quarterly distribution on our common units.

We may not have sufficient cash from operations to pay the quarterly distributions on our Series A preferred units or the minimum quarterly distribution of $0.3375 per unit on our common units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations. We generate cash from our operations and through distributions from our joint ventures, and as such our cash from operations is dependent on our operations and the cash distributions and operations of our joint ventures, each of which may fluctuate based on the risks described herein, including, among other things:

·	the hire rates we and our joint ventures obtain from charters;

·	the level of operating costs and other expenses, such as the cost of crews, insurance, performance guarantees and liquidated damages;

·	demand for LNG;

·	supply and capacities of FSRUs and LNG carriers;

·	prevailing global and regional economic and political conditions;

·	currency exchange rate fluctuations;

·	interest rate fluctuations; and

·	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash we will have available for distribution on our units will depend on other factors, including:

·	the level of capital expenditures we and our joint ventures make, including for maintaining or replacing vessels, building new vessels, acquiring existing vessels and complying with regulations;

·	the number of off-hire or reduced-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;

·	our and our joint ventures’ debt service requirements, minimum free liquid asset requirements under debt covenants, and restrictions on distributions contained in our and our joint ventures’ current and future debt instruments;

·	fluctuations in interest rates;

·	fluctuations in working capital needs;

·	variable corporate income tax rates, payroll taxes, value added taxes and withholding taxes and to the extent applicable, the ability to recover under charters;

·	our ability to make, and the level of, working capital borrowings; and

·	the amount of any cash reserves established by our board of directors.

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

At present, our only source of available working capital borrowings is the $85 million revolving credit facility with Höegh LNG to be used to fund our general partnership purposes, including working capital and distributions. Höegh LNG’s ability to make loans under the revolving credit facility may be affected by events beyond our and their control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our and their ability to comply with the terms of the revolving credit facility may be impaired. If we request a borrowing under the revolving credit facility, Höegh LNG may not have, or be able to obtain, sufficient funds to make loans under the revolving credit facility. In the event that Höegh LNG is unable to make loans to us pursuant to the revolving credit facility, or a default or other circumstance prohibits us from borrowing loans thereunder our financial condition, results of operations and ability to make cash distributions to our unitholders could be materially adversely affected.

Our ability to grow and to meet our financial needs may be adversely affected by our cash distribution policy.

Our cash distribution policy, which is consistent with our partnership agreement, requires us to pay the distribution on our Series A preferred units, which rank senior to our common units and subordinated units, and then distribute all of our available cash (as defined in our partnership agreement) to our common and subordinated units each quarter. Accordingly, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.

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

Any settlement of GDF Suez's performance claims may materially adversely affect our joint ventures' financial condition and results of operations.

Pursuant to their charters with GDF Suez, the joint ventures undertake to ensure that the Neptune and the GDF Suez Cape Ann meet certain performance standards. The performance standards under each charter require that the vessel not exceed a maximum average daily boil-off of LNG, subject to certain contractual exclusions. Pursuant to the charters, the hire rate is subject to reduction by GDF Suez in the event of failure to satisfy the performance standards. GDF Suez requested that the joint ventures calculate and present the boil-off since the beginning of the time charters, compared with the maximum average daily boil-off allowed under the charters. On September 8, 2017, GDF Suez notified the joint ventures that it was formally making a claim for compensation in accordance with the provisions of the charters for a stated quantity of LNG exceeding the maximum average daily boil-off since the beginning for the charters. The charters for the Neptune and GDF Suez Cape Ann started in 2009 and 2010, respectively. The claim asserted a gross amount of compensation of $58 million for the excess boil-off volume but the claim recognized that the calculations required adjustment for allowable exclusions under the charters and requested the joint ventures provide updated calculations including the exclusions. The parties have begun a process to refer the claim to arbitration. The charterer's revised claim as submitted in the arbitration request was a gross amount of $52 million, covering a shorter time period for the first performance period as defined in the time charter, and interest and expenses.

Depending on interpretations of the contractual provisions including exclusions to the performance standards, we estimate from our preliminary calculations based upon currently available information that our 50% share of the claim adjusted for exclusions could range from zero or negligible amounts to approximately $29 million, or the gross amount claimed by GDF Suez. Accruals are recorded for loss contingencies or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. As of September 30, 2017, the joint ventures determined the liability associated with the boil-off claim was probable and could be reasonably estimated resulting in a total accrual of $23.7 million, which was recorded as a reduction of time charter revenues. The Partnership's 50% share of the accrual as of September 30, 2017 was approximately $11.9 million. As of December 31, 2017, the accrual was unchanged.

The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments. Höegh LNG and the other major owner guarantee the performance and payment obligations of the joint ventures under the time charters. The guarantees are joint and several for the performance obligations and several for the payment obligations. Depending on the amount and timing of the potential settlement and whether such settlement is funded by the performance guarantees by Höegh LNG and the other major owner or by the joint ventures, a settlement of the claim for boil-off with GDF Suez could have a material adverse effect on the joint ventures’ financial condition and results of operations. As a precaution, the joint ventures have suspended payments on the shareholder loans pending the outcome of the boil-off claim. On November 8, 2017, ENGIE announced that it had entered into an agreement to sell its upstream LNG assets to Total S.A. We cannot predict what impact such sale will have, if any, on the resolution of the boil-off claim or our relationship with GDF Suez.

Further, although we are indemnified by Höegh LNG for the cash impact of our share of any losses and expenses related to or arising from the failure of either of the Neptune or the GDF Suez Cape Ann to meet the performance standards related to the daily boil-off of LNG under their respective time charters, any settlement with GDF Suez could materially adversely affect the joint ventures’ financial condition and results of operations. As a result, the ultimate outcome of the boil-off claim, on an isolated basis, is not expected to have a material adverse effect on our financial position. However, other concessions by the joint ventures to GDF Suez or capital expenditures, if any, would not be expected to be indemnified. In addition, the suspension of the payments of the shareholder loans will reduce cash flows available to us. In addition, the increase in the accruals for or the resolution of the excess boil-off claim may have a material adverse effect on our results of operations for that period. Also, Höegh LNG’s ability to make payments to us with respect to such indemnification obligations may be affected by events beyond our and its control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Höegh LNG’s ability to meet its indemnification obligations to us may be impaired. If Höegh LNG is unable to meet its indemnification obligations to us or if either of the time charters is terminated by GDF Suez, our financial condition, results of operations and ability to make cash distributions to our unitholders could be materially adversely affected.

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

We must make substantial capital expenditures to maintain and replace the operating capacity of our fleet, which will reduce our cash available for distribution. In addition, each quarter we will be required, pursuant to our partnership agreement, to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available for distribution to unitholders than if actual maintenance and replacement capital expenditures were deducted.

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

FSRUs are complex and their operations are technically challenging. The operations of our vessels may be subject to mechanical risks. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Moreover, pursuant to each time charter, the vessels in our fleet must maintain certain specified performance standards, which may include a guaranteed speed or delivery rate of regasified natural gas, consumption of no more than a specified amount of fuel, not exceed a maximum average daily boil-off or energy balance, loss of earnings and certain liquidated damages payable under the charterer's charter and other performance failures. In addition to the performance claims related to the Neptune and GDF Suez Cape Ann described above, we are investigating a potential performance issue with EgyptCo with respect to the Höegh Gallant. Please read “Item 4.B. Business Overview—Vessel Time Charters.” If we fail to maintain these standards, we may be liable to our customers for reduced hire, damages, loss of earnings and certain liquidated damages payable.” Under the charterer’s charter and, in certain circumstances, our customers may terminate their respective time charters. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

If capital expenditures are financed through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished, our financial leverage could increase or our unitholders may be diluted.

Use of cash from operations to expand our fleet will reduce cash available for distribution to unitholders. Our ability to obtain bank financing or to access the capital markets may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions, changes in the LNG industry and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for future capital expenditures could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders. Even if we are successful in obtaining necessary funds, the terms of any debt financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to pay distributions to our unitholders.

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

Our growth strategy focuses on expansion in the floating storage and regasification sector and the maritime transportation sector, each within the LNG transportation, storage and regasification industry. The rate of LNG growth has fluctuated due to several reasons, including the global economic crisis, natural gas production from unconventional sources in certain regions, the relative competitiveness of alternative fossil fuels such as oil and coal, improvements in the competitiveness of renewable energy sources and the highly complex and capital intensive nature of new or expanded LNG projects. Accordingly, our growth depends on continued growth in world and regional demand for LNG, FSRUs, LNG carriers and other LNG infrastructure assets, which could be negatively affected by a number of factors, including:

·	increases in the cost of LNG;

.	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

·	increases in the production levels of low-cost natural gas in domestic, natural gas-consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;

·	decreases in the cost, or increases in the demand for, conventional land-based regasification systems, which could occur if providers or users of regasification services seek greater economies of scale than FSRUs can provide or if the economic, regulatory or political challenges associated with land-based activities improve;

·	decreases in the cost of alternative technologies or development of alternative technologies for vessel-based LNG regasification;

·	increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

·	decreases in the consumption of natural gas due to increases in its price relative to other energy sources, regulation or other factors making consumption of natural gas less attractive;

·	availability of new, alternative energy sources, including compressed natural gas and renewables; and

·	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

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

A complete LNG project includes production, liquefaction, regasification, storage and distribution facilities and FSRUs or LNG carriers. Existing LNG projects and infrastructure are limited, and new or expanded LNG projects are highly complex and capital intensive, with new projects often costing several billion dollars. Many factors could negatively affect continued development of LNG infrastructure and related alternatives, including floating storage and regasification, or disrupt the supply of LNG, including:

·	the availability of sufficient financing for LNG projects on commercially reasonable terms;

·	the availability long-term contracts that can support such financing;

·	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

·	the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;

·	local community resistance to proposed or existing LNG facilities based on safety, environmental or security concerns;

·	any significant explosion, spill or similar incident involving an LNG facility or vessel involved in the LNG transportation, storage and regasification industry, including an FSRU or LNG carrier; and

·	labor or political unrest affecting existing or proposed areas of LNG production and regasification.

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

Global crude oil prices strengthened in 2017 and the value of oil-linked LNG cargoes increased accordingly. The number and value of spot LNG cargoes also increased; especially in advance of winter season. China was a material source of new demand and LNG carrier utilization rose because of new LNG supply the distances involved in serving this market. The volume of LNG imports utilizing FSRUs was relatively static in 2017 because of; 1) few new projects starting operations; 2) swings in demand across existing projects; and 3) most Chinese imports being through existing onshore regasification facilities.

While the LNG shipping market has strengthened, renewed weakness could impact FSRUs given that FSRUs not operating in regasification mode are typically deployed as LNG carriers.

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

Further weakness in demand for FSRUs or LNG Shipping could come about because of excess capacity in the market, newly built assets entering the market and existing assets coming off contract.

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

PGN LNG has the option to purchase the PGN FSRU Lampung beginning in June 2018, at a price specified in the time charter. SPEC also has the option to purchase the Höegh Grace at a price specified in the Höegh Grace charter in year 10, year 15 and year 20 of such charter. Any compensation we receive for the purchase of the PGN FSRU Lampung or the Höegh Grace may not adequately compensate us for the loss of the applicable vessel and related time charter. If either charterer exercises its option, it would significantly reduce the size of our fleet, and we may be unable to identify or acquire suitable replacement vessel(s) with the proceeds of the option exercise because, among other things that are beyond our control, there may be no replacement vessel(s) that are readily available for purchase at a price that is equal to or less than the proceeds from the option exercise and on terms acceptable to us. Even if we find suitable replacement vessel(s), the hire rate(s) of such vessel(s) may be significantly lower than the hire rate under the current time charters. Our inability to find suitable replacement vessel(s) or the chartering of replacement vessel(s) at lower hire rate(s) would have a material adverse effect on our results of operations, cash flows and ability to make cash distributions to our unitholders. Please read “Item 4.B. Business Overview—Vessel Time Charters— PGN FSRU Lampung Time Charter—Purchase Option” and “—Vessel Time Charters— Höegh Grace Charter—Purchase Option.”

The debt levels of us and our joint ventures may limit our and their flexibility in obtaining additional financing, refinancing credit facilities upon maturity or pursuing other business opportunities or our paying distributions to you.

As of December 31, 2017 we had outstanding principal on long-term bank debt of $485.7 million, revolving credit due to owners and affiliates of $51.8 million and our joint ventures’ outstanding principal on long-term debt was $455.8 million, of which 50% is our share. As of March 31, 2018, we had outstanding principal on long-term bank debt of $474.3 million and revolving credit due to owners and affiliates of $57.6 million and our joint ventures’ outstanding principal on long-term debt was $449.7 million. In addition, we have the ability to incur additional debt, and as of March 31, 2018 we had the ability to borrow an additional $27.4 million under our revolving credit facility, subject to certain limitations. If we acquire additional vessels or businesses, our consolidated debt may significantly increase. We may incur additional debt under this or future credit facilities. Our joint ventures’ credit facilities will mature in 2022 and require an aggregate principal repayment of approximately $330 million, of which 50% is our share. A portion of the credit facility secured by the PGN FSRU Lampung will mature in 2021 and require that an aggregate principal amount of $16.5 million be refinanced. If such principal repayment is not refinanced, the export credit tranche of the PGN FSRU Lampung financing that will have an outstanding balance of $68.2 million at this time may be accelerated together with the attendant hedges. A portion of the credit facility secured by the Höegh Gallant and the Höegh Grace will mature in 2019 and 2020, respectively, and requires that an aggregate principal amount of $106.5 million and $123.0 million be refinanced. If such principal repayments are not refinanced, the export credit tranches of the Höegh Gallant and the Höegh Grace financing, that will have outstanding balances of $26.6 million and $24.0 million at the respective maturity dates, may be accelerated. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt—Lampung Facility” and “—Gallant/Grace Facility.”

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

In addition, our financing agreements require us and Höegh LNG to comply with certain financial ratios and tests, including maintaining a minimum liquidity, a minimum EBITDA to debt service ratio and a minimum book equity ratio and, with respect to the Lampung facility, ensuring that available cash flows exceeds interest and principal payable for a nine-month test period. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt—Lampung Facility” and “—Gallant/Grace Facility.”

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

Restrictions in our debt agreements and local laws may prevent us from paying distributions to our unitholders.

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

Furthermore, our financing arrangements require that we maintain minimum amounts of free liquid assets and our subsidiaries and joint ventures to hold cash reserves that are, in certain cases, held for specifically designated uses, including working capital, operations and maintenance and debt service reserves, and are generally subject to “waterfall” provisions that allocate project revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) and the remaining cash is distributable to us only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical and in some cases, projected, debt service coverage ratio. In addition, the laws governing our joint ventures and subsidiaries may prevent us from making dividend distributions. Our joint ventures are subject to restrictions under the laws of the Cayman Islands and may only pay distributions out of profits or capital reserves if the joint venture entity is solvent after the distribution, Höegh Lampung is subject to Singapore laws and may make dividend distributions only out of profits. Dividends may only be paid by PT Höegh if its retained earnings are positive under Indonesian law. In addition, PT Höegh as an Indonesian incorporated company is required to establish a statutory reserve equal to 20% of its paid up capital. The dividend can only be distributed if PT Höegh’s retained earnings are positive after deducting the statutory reserve. PT Höegh did not have adequate positive retained earnings to establish the required statutory reserves as of December 31, 2017 and had negative retained earnings as of December 31, 2016and therefore cannot make dividend payments to us under Indonesia law. However, subject to meeting a debt service ratio of 1.20 to 1.00, PT Höegh can distribute cash from its cash flow from operations to us as payment of intercompany accrued interest and / or intercompany debt, after quarterly payments of the Lampung facility and fulfilment of the “waterfall” provisions to meet operating requirements as defined by the Lampung facility. Under Cayman Islands law, Höegh FSRU III, Höegh FSRU IV and Höegh Colombia Holding may only pay distributions out of profits or capital reserves if the entity is solvent after the distribution. In addition, Höegh FSRU IV would need to remain in compliance with the financial covenants under the Gallant/Grace facility. Dividends from Höegh Cyprus may only be distributed (i) out of profits and not from the share capital of the company and (ii) if after the dividend payment, Höegh Cyprus would remain in compliance with the financial covenants under the Gallant/Grace facility. Please read “Item 8.A. Consolidated Statements and Other Financial Information—The Partnership’s Cash Distribution Policy—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”

Höegh LNG’s failure to comply with certain obligations under the Lampung and Gallant/Grace facilities, and certain other events occurring at Höegh LNG, could result in cross-defaults or defaults under the Lampung or Gallant/Grace credit facilities, which could have a material adverse effect on us.

Höegh LNG guarantees the obligations of (i) PT Höegh, the owner of the PGN FSRU Lampung, under the Lampung facility, (ii) Höegh Cyprus, the owner of the Höegh Gallant and (iii) Höegh FSRU IV, the owner of Höegh Grace, under the Gallant/Grace facility (each such facility as described in “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt”). Pursuant to the terms of the Lampung and the Gallant/Grace facilities, Höegh LNG must, among other things, maintain minimum book equity and comply with certain minimum liquidity financial covenants. Failure by Höegh LNG to satisfy any of the covenants applicable to Höegh LNG would result in a default under the Lampung and Gallant/Grace facilities. The Gallant/Grace facility is secured by, among other things, a first priority mortgage of the Höegh Gallant and the Höegh Grace. The tranches covering the Höegh Gallant and the Höegh Grace are cross-defaulted, cross-collateralized and cross-guaranteed. Höegh Cyprus is jointly and severally liable with Höegh FSRU IV under the Gallant/Grace facility. Furthermore, among other things, a default by Höegh LNG on its indebtedness or the occurrence of certain other adverse events at Höegh LNG may cause a default under the Lampung and the Gallant/Grace facilities. Any one of these events could result in the acceleration of the maturity of the Lampung and the Gallant/Grace facilities. The lenders of the Lampung facility may foreclose upon any collateral securing that debt, including arrest and seizure of the PGN FSRU Lampung, even if Höegh LNG were to subsequently cure its default in the event of such acceleration and foreclosure, PT Höegh, Höegh Cyprus or Höegh FSRU IV, as the case may be, might not have sufficient funds or other assets to satisfy all of their obligations under the related credit facility, which would have a material adverse effect on our business, results of operations and financial condition and would significantly reduce our ability, or make us unable, to make cash distributions to our unitholders for so long as such default is continuing. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt—Lampung Facility” and “— Gallant/Grace Facility.”

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

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

·	marine disasters;

·	piracy;

·	environmental accidents;

·	bad weather;

·	mechanical failures;

·	grounding, fire, explosions and collisions;

·	human error; and

·	war and terrorism.

An accident involving any of our vessels could result in any of the following:

·	death or injury to persons, loss of property or damage to the environment, natural resources or protected species , and associated costs;

·	delays in taking delivery of cargo or discharging LNG or regasified LNG, as applicable;

·	loss of revenues from or termination of time charters;

·	governmental fines, penalties or restrictions on conducting business;

·	higher insurance rates; and

·	damage to our reputation and customer relationships generally.

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

Terrorist attacks on vessels may in the future adversely affect our business, financial condition and results of operation. In addition, LNG facilities, shipyards, vessels, pipelines and natural gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport LNG to or from certain locations. Terrorist attacks, piracy, war or other events beyond our control that adversely affect the distribution, production or transportation of LNG to be shipped by us could entitle customers to terminate our charters, which would harm our cash flows and business. Terrorist attacks, or the perception that LNG facilities, FSRUs and LNG carriers are potential terrorist targets, could materially and adversely affect expansion of LNG infrastructure and the continued supply of LNG. Concern that LNG facilities may be targeted for attack by terrorists has contributed to a community and environmental resistance to the construction of a number of LNG facilities. In addition, the loss of a vessel as a result of terrorism or piracy would have a material adverse effect on our business, financial condition and results of operations.

We are exposed to political, regulatory, tax and economic risks associated with doing business in different countries, including in emerging market countries.

We conduct all of our operations outside of the United States and expect to continue to do so for the foreseeable future. Some of the countries in which we are engaged in business or where our vessels are registered, for example, Indonesia, Egypt and Colombia, are historically less developed and stable than the United States. We are affected by economic, political, tax and governmental conditions in the countries where we are engaged in business or where our vessels are registered. We are also affected by policies related to labor and the crewing of FSRUs. Any disruption caused by these factors could harm our business. Tax regulations, guidance and interpretation in emerging markets may not always be clear and may be subject to alternative interpretations or changes in interpretations over time. Our Indonesian subsidiary is subject to examination by the Indonesian tax authorities for up to five years following the completion of a fiscal year. The examinations may lead to ordinary course adjustments or proposed adjustments to our taxes or tax loss carryforwards with respect to years under examination. We recognized a provision in 2013 related to an uncertain tax position for the 2013 tax loss carryforward. It is reasonably likely within the next 12 months that our Indonesian subsidiary will be subject to a tax examination. Such an examination may or may not result in changes to our provisions on tax filings from 2013 through 2017. Our subsidiaries in Singapore and Colombia are also subject to examination by tax authorities for up to four years and three years, following the completion of a fiscal year or from the date of the tax return, respectively. Further, we derive a substantial portion of our revenues from shipping and regasifying LNG from politically unstable regions. Future hostilities or other political instability where we operate or may operate could have a material adverse effect on the growth of our business, financial condition, results of operations and ability to make cash distributions to our unitholders. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia, South America or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could harm our business and ability to make cash distributions to our unitholders.

Our vessels operating in international waters, now or in the future, will be subject to various international conventions and flag state laws and regulations relating to protection of the environment.

Our vessels traveling in international waters are subject to various existing regulations published by the International Maritime Organization (the “IMO”), as well as marine pollution and prevention requirements imposed by the IMO International Convention for the Prevention of Pollution from Ships of 1975, as from time to time has been or may be amended (the “MARPOL Convention”). In addition, our FSRUs may become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, as amended by the April 2010 Protocol to the HNS Convention (the “2010 HNS Convention”), if it is entered into force. The 2010 HNS Convention is intended to put in place a comprehensive regime to address the risks of fire and explosion and to cover pollution damage from hazardous and noxious substances carried by ships, including loss of life, personal injury, and property loss of damage. If the 2010 HNS Convention were to enter into force, we cannot estimate with any certainty at this time the costs that may be needed to comply with any such requirements that may be adopted. Please read “Item 4.B. Business Overview –– Environmental and Other Regulation” for a more detailed discussion on these topics.

Our operations are subject to substantial environmental and other regulations, which may significantly increase our expenses.

Our operations are materially affected by extensive and changing international, national and local environmental protection laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels' registration, including those relating to equipping and operating FSRUs and LNG carriers, providing security and minimizing the potential for adverse impacts to the environment, natural resources and protected species from their operations. Our operations are materially affected by extensive and changing international, national and local environmental protection and other laws, regulations and treaties and conventions in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those relating to equipping and operating FSRUs and LNG carriers, providing security and those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. These regulations include the Oil Pollution Act of 1990 (“OPA 90”), the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act (the “CWA”), the U.S. Maritime Transportation Security Act of 2002 and regulations of the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended, the MARPOL Convention, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended (“SOLAS”), the IMO International Convention on Load Lines of 1966, as from time to time amended, and the International Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”). We may become subject to additional laws and regulations if we enter new markets or trades.

Many of these requirements are designed to reduce the risk of oil spills and other pollution. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. We have incurred, and expect to continue to incur substantial expenses in complying with these laws and regulation, including expenses for vessel modifications and changes in operating procedures.

The design, construction and operation of FSRUs and interconnecting pipelines and the transportation of LNG are also subject to governmental approvals and permits. The length of time it takes to receive regulatory approval for offshore LNG operations is one factor that has affected our industry, including through increased expenses.

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

Please read “Item 4.B. Business Overview—Environmental and Other Regulation.”

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

Further legislation, or amendments to existing legislation, applicable to international and national maritime trade are expected over the coming years in areas such as ship recycling, sewage systems, emission control (including emissions of greenhouse gases) and ballast treatment and handling. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel) for us to maintain our vessels’ compliance with international and/or national regulations.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from vessel emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “Kyoto Protocol”) or the more recently announced Paris Agreement, a new treaty or IMO regulations may be adopted in the future that includes restrictions on shipping emissions. In 2016, the IMO reaffirmed its strong commitment to continue to work to address greenhouse gas emissions from ships engaged in international trade. Compliance with changes in laws and regulations relating to climate change could increase our costs of operating and maintaining our vessels and could require us to make significant financial expenditures that we cannot predict with certainty at this time.

Adverse effects upon the oil and gas industry relating to climate change, including growing public concern about the environmental and other impacts of climate change, may also have an effect on demand for our services. For example, increased regulation of greenhouse gases or other concerns relating to climate change may reduce the demand for oil and gas in the future or create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil and gas industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.

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

If in the future our business activities involve countries, entities and individuals that are subject to restrictions imposed by the U.S. or other governments, we could be subject to enforcement action and our reputation and the market for our preferred and common units could be adversely affected.

The tightening of U.S. sanctions in recent years has affected non-U.S. companies. In particular, sanctions against Iran have been significantly expanded. In 2012, for example, the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 (“TRA”), which placed further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. A major provision in the TRA is that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or ‘‘any affiliate’’ has ‘‘knowingly’’ engaged in certain activities involving Iran during the timeframe covered by the report. This disclosure obligation is broad in scope in that it requires the reporting of activity that would not be considered a violation of U.S. sanctions as well as violative conduct, and is not subject to a materiality threshold. The SEC publishes these disclosures on its website and the President of the United States must initiate an investigation in response to all disclosures. It should be noted that the U.S. and various other nations entered into a Joint Comprehensive Plan of Action (“JCPOA”) with Iran that provides for phased sanctions relief. On January 16, 2016, following verification that Iran had satisfied its commitments under the JCPOA, the U.S. lifted its nuclear-related “secondary” sanctions and the European Union also took action to lift its sanctions. As a result of sanctions relief, non-U.S. persons are able to engage in business with Iran. Sanctions relief does not impact the SEC reporting requirements discussed above. In the event of any breach by Iran of the JCPOA, sanctions, including those targeting wholly non-U.S. persons, may “snap back” into place.

In addition to the sanctions against Iran, the U.S. also has sanctions that target other countries, entities and individuals. These sanctions have certain extraterritorial effects that need to be considered by non-U.S. companies. It should also be noted that other governments have implemented versions of U.S. sanctions. We believe that we are in compliance with all applicable sanctions and embargo laws and regulations imposed by the U.S., the United Nations or European Union countries and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our units. Additionally, some investors may decide to divest their interest, or not to invest, in our units simply because we may do business with companies that do business in sanctioned countries. Investor perception of the value of our units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

We face risks relating to our ineffective internal control over financial reporting.

During the past four years, we identified material weaknesses in our internal control over financial reporting. We identified a combination of control deficiencies that constituted a material weakness related to the accounting treatment for certain Indonesian value added tax and withholding tax transactions for the years ended December 31, 2014 and 2015. As of December 31, 2015, we identified several control deficiencies related to our accounting for the procurement of goods and services and, as of December 31, 2016, we identified several control deficiencies related to the operating effectiveness of information technology general controls, each of which constituted a material weakness. As of December 31, 2017, we continued to have control deficiencies related to our accounting for the procurement of goods and services and information technology general controls, each of which constituted a material weakness. Although we have remediated the material weakness related to the accounting treatment for certain Indonesian value added tax and withholding tax transactions, neither of our other identified material weaknesses has been remediated. See “Item 15. Controls and Procedures.” Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected or corrected on a timely basis. While we are working to remediate the remaining material weaknesses, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful in remediating our material weaknesses. If our remedial measures are insufficient to address the material weaknesses, or if additional material weaknesses are discovered or occur in the future, then there is a risk that our financial statements may contain material misstatements that are unknown to us at that time, and such misstatements could require us to restate our financial results.

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

Changing laws and evolving reporting requirements could have an adverse effect on our business.

Changing laws, regulations and standards relating to reporting requirements, including the European Union General Data Protection Regulation ("GDPR"), may create additional compliance requirements for us. GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR will become enforceable on May 25, 2018 and non-compliance may expose entities to significant fines or other regulatory claims which could have an adverse effect on our business, financial conditions, results of operations, cash flows and ability to pay distributions.

Risks Inherent in an Investment in Us

Höegh LNG and its affiliates may compete with us.

Pursuant to the omnibus agreement that we and Höegh LNG entered into in connection with the closing of the IPO, Höegh LNG and its controlled affiliates (other than us, our general partner and our subsidiaries) generally have agreed not to acquire, own, operate or charter certain FSRUs and LNG carriers operating under charters of five or more years. The omnibus agreement, however, contains significant exceptions that may allow Höegh LNG or any of its controlled affiliates to compete with us, which could harm our business. Additionally, the omnibus agreement contains no restrictions on Höegh LNG’s ability to own, operate or charter FSRUs and LNG carriers operating under charters of less than five years. Thus, Höegh LNG’s newbuildings may compete with our vessels for rechartering for charters of less than five years. Also, pursuant to the omnibus agreement, we have agreed not to acquire, own, operate or charter FSRUs and LNG carriers operating under charters of less than five years. Please read “Item 7.B. Related Party Transactions—Omnibus Agreement—Noncompetition.”

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

Our partnership agreement further restricts unitholders’ voting rights by providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors. Holders of the Series A preferred units generally have no voting rights. However, in the event that six quarterly dividends, whether consecutive or not, payable on Series A preferred units or any other class or series of limited partner interests or other equity securities established after the original issue date of the Series A preferred units that is not expressly subordinated or senior to the Series A preferred units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up, whether voluntary or involuntary (“Parity Securities”) are in arrears, the holders of Series A preferred units will have the right, voting together as a class with all other classes or series of Parity Securities upon which like voting rights have been conferred and are exercisable, to replace one of the members of our board of directors appointed by our general partner with a person nominated by such holders (unless the holders of Series A preferred units and Parity Securities upon which like voting rights have been conferred, voting as a class, have previously elected a member of our board of directors, and such director continues then to serve on the board of directors). The right of such holders of Series A preferred units to elect a member of our board of directors will continue until such time as all accumulated and unpaid dividends on the Series A preferred units have been paid in full.

Our general partner and its other affiliates own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment.

As of March 31, 2018, Höegh LNG owns approximately 10.5% of our common units and all of our subordinated units, which represent an aggregate approximate 46.1% limited partner interest in us. Certain of our directors will also serve as directors of Höegh LNG or its affiliates and, as such, they will have fiduciary duties to Höegh LNG that may cause them to pursue business strategies that disproportionately benefit Höegh LNG or its affiliates or which otherwise are not in the best interests of us or our unitholders.

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

Pursuant to the ship management agreements and related agreements, we and our joint ventures pay fees for services provided directly or indirectly by Höegh LNG Management, and we and our joint ventures reimburse Höegh LNG Management for all expenses incurred on our behalf. These fees and expenses include all costs and expenses incurred in providing certain crewing and technical management services to the Neptune, the GDF Suez Cape Ann, the Höegh Gallant and the Höegh Grace. In addition, pursuant to a technical information and services agreement, we reimburse Höegh Norway for expenses Höegh Norway incurs pursuant to the sub-technical support agreement that it is party to with Höegh LNG Management.

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

We have granted registration rights to Höegh LNG and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of March 31, 2018, Höegh LNG owns 2,101,438 common units and 13,156,060 subordinated units and all of the incentive distribution rights. Following their registration and sale under the applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

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

We may issue additional equity securities, including securities senior to the common units with respect to distributions, liquidation and voting which would dilute the ownership interests of common unitholders.

We may, without the approval of our common unitholders, issue an unlimited number of additional units or other equity securities. In addition, we may issue an units that are senior to the common units in right of distribution, liquidation and voting. For example, in October 2017, we issued 4,600,000 8.75% Series A preferred units. The Series A preferred units rank senior to the Partnership's common units and subordinated units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up but junior to all of the Partnership's debt and other liabilities. In addition, on January 26, 2018, we entered into a sales agreement with B. Riley Inc. (the "Agent"). Under the terms of the sales agreement, we may offer and sell up to $120 million aggregate offering amount of common and Series A preferred units (the "ATM program"), from time to time, through the Agent. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	we will not be able to pay our distributions to common unitholders if we have failed to pay the distributions on our Series A preferred units;

•	because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	because the amount payable to holders of incentive distribution rights is based on a percentage of total available cash, the distributions to holders of incentive distribution rights will increase even if the per unit distribution on the common units remains the same;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

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

In establishing cash reserves, our board of directors may reduce the amount of cash available for distribution to unitholders.

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

Our general partner has a limited call right that may require unitholders to sell common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price not less than the then-current market price of our common units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon the exercise of this limited call right. As a result, unitholders may be required to sell common units at an undesirable time or price and may not receive any return on their investment. Unitholders may also incur a tax liability upon a sale of their units.

As of March 31, 2018, Höegh LNG, which owns and controls of our general partner, owns approximately 10.5% of our common units. At the end of the subordination period, assuming no additional issuances of common units, and the conversion of our subordinated units into common units, Höegh LNG will own approximately 46.1% of our common units.

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

Increases in interest rates may cause the market price of our units to decline.

An increase in interest rates may cause a corresponding decline in demand for equity investments in general and in particular for yield based equity investments such as our units. Any such increase in interest rates or reduction in demand for our units resulting from other relatively more attractive investment opportunities may cause the trading price of our units to decline.

Unitholders may have liability to repay distributions.

Under some circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under the Marshall Islands Act, we may not make a distribution to unitholders if, after giving effect to the distribution, our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited will be included in our assets only to the extent that the fair value of that property exceeds that liability. Marshall Islands law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Marshall Islands law will be liable to the limited partnership for the distribution amount. Assignees who become substituted limited partners are liable for the obligations of the assignor to make contributions to the limited partnership that are known to the assignee at the time it became a limited partner and for unknown obligations if the liabilities could be determined from our partnership agreement.

The Series A preferred units represent perpetual equity interests.

The Series A preferred units represent perpetual equity interests in us and, unlike our indebtedness, we will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series A preferred units may be required to bear the financial risks of an investment in the Series A preferred units for an indefinite period of time. In addition, the Series A preferred units rank junior to all our indebtedness and other liabilities, and any senior securities we may issue in future with respect to assets available to satisfy claims against us.

The Series A preferred units have not been rated.

We did not obtain a rating for the Series A preferred units, and they may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the Series A preferred units or that we may elect to obtain a rating of our Series A preferred units in the future. In addition, we may elect to issue other securities for which we may seek to obtain a rating. If any ratings are assigned to the Series A preferred units in the future or if we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for or the market value of the Series A preferred units. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including the Series A preferred units. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of the Series A preferred units may not reflect all risks related to us and our business, or the structure or market value of the Series A preferred units.

We distribute all of our available cash to our limited partners and are not required to accumulate cash for the purpose of making distributions on units.

Subject to the limitations in our partnership agreement, we distribute all of our available cash each quarter to our limited partners. “Available cash” is defined in our partnership agreement, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own):

•	less the amount of cash reserves established by our board of directors to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any debt instruments, or other agreements;

•	provide funds for payments to holders of Series A preferred units; or

•	provide funds for distributions to our limited partners and to tour general partner for any one or more of the next four quarters; and

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreements and in all cases used solely for working capital purposes or to pay distributions to partners.

As a result, we do not expect to accumulate significant amount of cash. Depending on the timing and amount of our cash distributions, these distributions could significantly reduce the cash available to us in subsequent periods to make payments on our units.

Our Series A preferred units are subordinated to our debt obligations, and the interests of holders of Series A preferred units could be diluted by the issuance of additional limited partner interests, including additional Series A preferred units, and by other transactions.

Our Series A preferred units are subordinated to all of our existing and future indebtedness. As of December 31, 2017, our total debt was $537.5 million and we had the ability to borrow an additional $33.2 million under our revolving credit facilities, subject to limitations in the credit facilities. We may incur additional debt under these or future credit facilities. The payment of principal and interest on our debt reduces cash available for distribution to us and on our limited partner interests, including the Series A preferred units.

The issuance of additional limited partner interests on a parity with or senior to our Series A preferred units would dilute the interests of the holders of our Series A preferred units, and any issuance of Senior Securities (as defined) or Parity Securities or additional indebtedness could affect our ability to pay distributions on, redeem or pay the liquidation preference on our Series A preferred units. No provisions relating to our Series A preferred units protect the holders of our Series A preferred units in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series A preferred units.

The Series A preferred units rank junior to any Senior Securities and pari passu with any Parity Securities.

Our Series A preferred units will rank junior to any class or series of limited partner interests or other equity securities expressly made senior to the Series A preferred units as to the payment of distributions and amounts payable upon liquidation, dissolution, or winding up, whether voluntary or involuntary (“Senior Securities”) and pari passu Parity Securities. If less than all distributions payable with respect to the Series A preferred units and any Parity Securities are paid, any partial payment shall be made pro rata with respect to Series A preferred units and any Parity Securities entitled to a distribution payment at such time in proportion to the aggregate amounts remaining due in respect of such units at such time.

The Series A preferred units do not have an established trading market, which may negatively affect their market value and ability of holders to transfer or sell Series A preferred units. In addition, the lack of a fixed redemption date for the Series A preferred units will increase unitholder reliance on the secondary market for liquidity purposes.

The Series A preferred units do not have a well-established trading market. In addition, since the Series A preferred units have no stated maturity date, investors seeking liquidity will be limited to selling their units in the secondary market absent redemption by us. The trading market for the Series A preferred units on the NYSE may not be active, in which case the trading price of the Series A preferred units could be adversely affected and the ability of holders to transfer such units will be limited. If an active trading market does develop on the NYSE, our Series A preferred units may trade at prices lower than the offering price. The trading price of the Series A preferred units depends on many factors, including:

•	prevailing interest rates;

•	the market for similar securities;

•	general economic and financial conditions;

•	our issuance of debt or preferred equity securities; and

•	our financial condition, results of operations and prospects.

Market interest rates may adversely affect the value of our Series A preferred units.

One of the factors that will influence the price of our Series A preferred units will be the distribution yield on the Series A preferred units (as a percentage of the price of our Series A preferred units) relative to market interest rates. An increase in market interest rates, may lead prospective purchasers of our Series A preferred units to expect a higher distribution yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Accordingly, higher market interest rates could cause the market price of our Series A preferred units to decrease.

The Series A preferred units are redeemable at our option.

We may, at our option, redeem all or, from time to time, part of the Series A preferred units on or after October 5, 2022. If we redeem Series A preferred units, holders will be entitled to receive a redemption price equal to $25.00 per unit plus accumulated and unpaid distributions to the date of redemption. It is likely that we would choose to exercise our optional redemption right only when prevailing interest rates have declined, which would adversely affect the ability of holders to reinvest their proceeds from the redemption in a comparable investment with an equal or greater yield to the yield on the Series A preferred units had such units not been redeemed. We may elect to exercise our partial redemption right on multiple occasions.

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

We conduct our affairs and cause or influence each of our subsidiaries to operate its business in a manner that minimizes income taxes imposed upon us and our subsidiaries and that may be imposed upon you as a result of owning our units. However, because we are organized as a limited partnership, there is a risk in some jurisdictions, including the United Kingdom and Norway, that our activities or the activities of our subsidiaries may be attributed to our unitholders for tax purposes if, under the laws of such jurisdiction, we are considered to be carrying on business there. If you are subject to tax in any such jurisdiction, you may be required to file a tax return with, and to pay tax in, that jurisdiction based on your allocable share of our income. We may be required to reduce distributions to you on account of any tax withholding obligations imposed upon us by that jurisdiction in respect of such allocation to you. The United States may not allow a tax credit for any foreign income taxes that you directly or indirectly incur by virtue of an investment in us.

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

On October 1, 2015, we acquired 100% of the shares of Höegh FSRU III, the entity that indirectly owns the FSRU Höegh Gallant. On January 3, 2017, we closed the acquisition of a 51% ownership interest in the Höegh Grace entities. On December 1, 2017, we closed the acquisition of the remaining 49% ownership interest in the Höegh Grace entities.

As of March 31, 2018, we had a fleet of five FSRUs. Our fleet consists of interests in the following vessels:

•	a 50% interest in the Neptune , an FSRU built in 2009 that is currently operating under a time charter with GDF Suez, a subsidiary of ENGIE, a French publicly listed, government-backed, electric utility company, that expires in 2029, with an option to extend for up to two additional periods of five years each;

•	a 50% interest in the GDF Suez Cape Ann , an FSRU built in 2010 that is currently operating under a time charter with GDF Suez that expires in 2030, with an option to extend for up to two additional periods of five years each;

•	a 100% economic interest in the PGN FSRU Lampung, an FSRU built in 2014 that is currently operating under a time charter with PGN LNG, a subsidiary of an Indonesian publicly listed, government-controlled, gas and energy company that constructs gas pipelines and infrastructure and distributes and transmits natural gas to industrial, commercial and household users. The time charter expires in 2034, with options to extend the time charter either for an additional 10 years or for up to two additional periods of five years each;

•	a 100% interest in the Höegh Gallant, an FSRU built in 2014 that is currently operating under a time charter with EgyptCo, a subsidiary of Höegh LNG, that expires in 2020. In addition, we have an option agreement pursuant to which we have the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025; and

•	a 100% interest in Höegh Grace, an FSRU built in 2016 that is currently operating under a time charter with SPEC. SPEC is owned 51% by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas, and 49% by private equity investors. The non-cancellable charter period is 10 years. The initial term of the charter is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without a penalty. However, if SPEC waives its right to terminate in year 10 within a certain deadline, we will not be able to exercise our right to terminate in year 10.

We were formed on April 28, 2014 as a Marshall Islands limited partnership and have our principal executive offices at Wessex House, 5th Floor, 45 Reid Street, Hamilton, Bermuda.

Capital Expenditures

Our capital expenditures amounted to $21 thousand, $0.5 million and $1.0 million for the years ended December 31, 2017, 2016 and 2015 respectively.

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

Natural Gas and Liquefied Natural Gas

Natural gas is used to generate electric power, has residential and industrial use and it is finding increasing application as a transportation fuel. The low carbon intensity and clean burning characteristics of natural gas contribute to the view that natural gas has the lowest environmental impact of hydrocarbon fuels.

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

Key benefits of FSRU technology include:

•	Speed. Planning, siting, permitting and constructing a traditional, land based LNG terminal typically requires five to six years. In comparison, FSRU projects typically take less than 24 months to execute, and have been implemented in as little as six months.

•	Reduced Costs. FSRUs are considerably less capital intensive than a land based LNG terminal, where even small terminals can cost upwards of $600 million. More importantly, the providers of FSRUs are prepared to retain ownership of their vessels and charter them to the importing company for a short, medium or long term period, avoiding the need for major capital outlays and corresponding financing requirements.

•	Greater Cost Certainty. An importer has greater clarity on fees for regasification services and delivery of gas with an FSRU as compared to a land based LNG terminal, which may be more likely to face construction cost overruns and uncertainty around terminal throughput fees.

•	Operational Flexibility. FSRU operators have entered into agreements as short as three years, whereas land based LNG terminals often require long term commitments of 15 years or more.

•	Market Flexibility. Some FSRUs can also be operated as conventional LNG carriers and owners have been prepared to build such vessels on a speculative basis. FSRU technology has the flexibility to meet different market needs and terminal location challenges.

However, FSRUs are not without limitations and constraints. Land-based terminals typically have larger storage capacity and potentially larger gas send out capacities than FSRUs, especially FSRUs that are a result of LNG carrier conversions. This disadvantage could be partially mitigated by using multiple FSRUs. Greater storage capacity of land-based terminals facilitates faster cargo offload in a situation when storage tanks are partially full. The boil-off rate of an FSRU is higher than that of a land based terminals, and boil-off gas that cannot be used for fuel or regas purposes has to be flared in the gas combustion unit. The limitations on the physical size of an FSRU prevent it from having as much redundancy of vaporization equipment as a land-based terminal. As a result, an FSRU is more vulnerable to equipment outages, and thus requires the FSRU provider to hold very high standards regarding operations and maintenance. A technical problem with an FSRU could require a visit to drydock, which would result in a loss of service.

Our Relationship with Höegh LNG

We believe that one of our principal strengths is our relationship with Höegh LNG (Oslo Børs symbol: HLNG). With a track record dating back to the delivery of the world’s first Moss-type LNG carrier in 1973, we believe that Höegh LNG is one of the most experienced operators of LNG carriers, and one of only five operators of FSRUs in the world, excluding FSRUs owned by companies dedicated to single projects, and has one of the largest FSRU fleets in operation and under construction. Our affiliation with Höegh LNG gives us access to Höegh LNG’s long-standing relationships with leading oil and gas companies, utility companies, shipbuilders, financing sources and suppliers, which we believe will allow us to compete more effectively when seeking additional long-term charters for FSRUs, LNG carriers and other LNG infrastructure assets. In addition, we believe Höegh LNG’s more than 40-year track record of providing LNG services and its technical, commercial and managerial expertise, including its leadership in the development of floating liquefaction solutions, will enable us to continue to maintain the high utilization of our fleet to preserve our stable cash flows. We cannot assure you that our relationship with Höegh LNG will lead to high fleet utilization rates or stable cash flows in the future.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•	Focus on FSRU Newbuilding Acquisitions. We intend to acquire newbuilding FSRUs on long-term charters, which we believe generally offer greater flexibility than FSRUs based on retrofitted, first generation LNG carriers. Newbuilding FSRUs have superior fuel efficiency, improved storage performance and larger capacity than retrofitted, first-generation LNG carriers. Their larger capacity allows for a full cargo from a comparably sized, modern-day LNG carrier to be offloaded in a single transfer, and this streamlines logistics. We may also acquire retrofitted LNG carriers if such vessels are converted from modern LNG carriers with comparable and logistical benefits. In addition, Höegh LNG has strong customer relationships deriving from its ability to work alongside customers on their vessel design and infrastructure needs. Moreover, Höegh LNG pursues a strategy of maintaining one or more uncontracted newbuilding vessels on order so it can provide its customers an FSRU with minimum lead time. We believe that Höegh LNG’s ability to offer newbuild vessels promptly and its engineering expertise make it an operator of choice for projects that require rapid execution, complex engineering or unique specifications. This, in turn, enhances the growth opportunities available to us.

•	Pursue Strategic and Accretive Acquisitions of FSRUs, LNG Carriers and Other LNG Infrastructure Assets on Long-Term, Fixed-Rate Charters with Strong Counterparties. We will seek to leverage our relationship with Höegh LNG to make strategic and accretive acquisitions. Pursuant to the omnibus agreement that we have entered into with Höegh LNG, Höegh LNG is required to offer us the opportunity to purchase all or portion of Höegh LNG's interest in FSRUs or LNG carriers under a charter of five or more years. We also intend to take advantage of business opportunities and market trends in the LNG transportation industry to grow our assets through third-party acquisitions of FSRUs, LNG carriers and other LNG infrastructure assets under long-term charters.

•	Expand Global Operations in High-Growth Regions. We will seek to capitalize on opportunities emerging from the global expansion of LNG production activity and the need to provide flexible regasification solutions in areas which require natural gas imports. We believe that Höegh LNG’s position as one of five FSRU owners and operators in the world, more than 40-year operational track record and strong customer relationships will enable us to have early access to new projects worldwide.

•	Enhance and Diversify Customer Relationships Through Continued Operating Excellence and Technological Innovation. We intend to maintain and grow our cash flows by focusing on strong customer relationships and actively seeking the extension and renewal of existing charters, entering into new long-term charters with current customers, and identifying new business opportunities with other creditworthy charterers. We believe our customer relationships are enhanced by our ability to provide expert technical advice to our customers through Höegh LNG’s in-house engineering department, which in turn enables us to be directly involved in our customers’ project development processes. We will continue to incorporate safety, health, security and environmental stewardship into all aspects of vessel design and operation in order to satisfy our customers and comply with national and international rules and regulations. We believe that Höegh LNG’s operational expertise, recognized position, and track record in floating LNG infrastructure services will position us favorably to capture additional commercial opportunities in the FSRU and LNG sectors.

We can provide no assurance, however, that we will be able to implement our business strategies described above or that the business strategies discussed above will increase our quarterly distributions. For further discussion of the risks that we face, please read “Item 3.D. Risk Factors.”

Our Fleet

Our Current Fleet

As of March 31, 2018, our fleet consists of interests in the following vessels:

•	a 50% interest in the Neptune, an FSRU built in 2009 that is currently operating under a time charter with GDF Suez that expires in 2029, with an option to extend for up to two additional periods of five years each;

•	a 50% interest in the GDF Suez Cape Ann, an FSRU built in 2010 that is currently operating under a time charter with GDF Suez that expires in 2030, with an option to extend for up to two additional periods of five years each;

•	a 100% economic interest in the PGN FSRU Lampung, an FSRU built in 2014 that is currently operating under a time charter with PGN LNG that expires in 2034, with options to extend either for an additional 10 years or for up to two additional periods of five years each;

•	a 100% interest in the Höegh Gallant, an FSRU built in 2014 that is currently operating under a time charter with EgyptCo, a subsidiary of Höegh LNG, that expires in 2020. EgyptCo has a time charter agreement with the government-owned Egyptian Natural Gas Holding Company (“EGAS”) that expires in 2020. In addition, we have an option agreement pursuant to which we have the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025; and

•	a 100% interest in Höegh Grace, an FSRU built in 2016 that is currently operating under a time charter with SPEC. The non-cancellable charter period is 10 years. The initial term of the charter is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC waives its right to terminate in year 10 within a certain deadline, we will not be able to exercise our right to terminate in year 10.

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

The following table provides information about our five FSRUs:

			Maximum						Charter
	Our		send out	Location					extension
	Economic	Capacity	capacity	of	Charter		Charter		option
FSRU	Interest	(cbm)	(MMscf/d)	operation	commencement	Charterer	Expiration		period
Neptune	50%	145,000	750	Turkey	November 2009	GDF Suez	2029		Five years plus five years
GDF Suez Cape Ann	50%	145,000	750	China	June 2010	GDF Suez	2030		Five years plus five years
PGN FSRU Lampung	100%	170,000	360	Indonesia	July 2014	PGN LNG	2034		Five or 10 years(1)
Höegh Gallant	100%	170,000	500	Egypt	April 2015	EgyptCo (2)	2020		n/a
Höegh Grace	100%	170,000	500	Colombia	December 2016	SPEC	2036	(3)	n/a

(1)	After the initial term, PGN LNG has the choice to extend the term by either five years or 10 years. If PGN LNG extends the term by five years, it subsequently may extend the term by another five years.

(2)	Pursuant to an option agreement, the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025. Please read “Item 7.B. Related Party Transactions—Acquisition of the Höegh Gallant.”

(3)	The non-cancellable term is 10 years. The initial term is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC waives its right to terminate in year 10 within a certain deadline, we will not be able to exercise our right to terminate in year 10.

As of December 31, 2017, the Neptune, the GDF Suez Cape Ann, the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace were approximately 8.2 years old, 7.6 years old, 3.8 years old, 3.2 years old and 1.8 years old, respectively. FSRUs are generally designed to have a lifespan of approximately 40 years.

Since December, 2016, the Neptune has been operating as the first FSRU in the Turkish market at the Etki Terminal near the port of Aliaga in Izmir province on the west coast of Turkey. Prior to that, the Neptune was used as an LNG carrier, delivering LNG from Trinidad to Boston, Spain, Asia and other locations. From October 2017, the GDF Suez Cape Ann is sub-chartered as an FSRU, located in Tianjin outside Beijing, China. From November 2013 to January 2017, the GDF Suez Cape Ann was also sub-chartered and employed as China’s first FSRU, serving the same terminal in Tianjin, China. At the time of construction, both the Neptune and the GDF Suez Cape Ann were the most advanced FSRUs ever built in terms of regasification technology, power generation and thermal insulation. In addition, the vessels received the “Green Passport” from Det Norske Veritas GL certifying the environmental considerations taken when constructing, operating and ultimately when disposing of the vessel.

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

On May 26, 2015, Höegh LNG signed a contract with Octopus LNG SpA, subsequently renamed, Penco LNG, to provide an FSRU to service the Penco-Lirquén LNG import terminal to be located in Concepción Bay, Chile. The contract is for a period of 20 years and is subject to Penco LNG’s completing financing and obtaining necessary environmental approvals. In February 2017, Penco LNG informed Höegh LNG that the environmental approval had been temporarily halted by the legal system in Chile which has delayed permitting, the infrastructure project and the commencement of the FSRU contract.

On December 1, 2016, Höegh LNG signed an FSRU contract with Quantum Power Ghana Gas Limited (“Quantum Power”) for the Tema LNG import terminal located close to Accra in Ghana (“Tema LNG Project”). The contract is for a period of 20 years with a five-year extension option for the charterer. The contract is subject to Quantum Power obtaining governmental approvals, financing and both parties’ board approval. Since the government approval has not been obtained and the process remains unclear, there can be no assurance that the government approval will be obtained or the timeline for such an approval decision.

On July 18, 2017, Höegh LNG signed a memorandum of understanding with Qatar Gas Transport Company Ltd., known as Nakilat, with the aim of jointly developing new FSRU projects, where the LNG is sourced from Qatar. The structure is expected to be joint ventures to own and operate FSRUs for the joint projects.

Höegh LNG has available FSRU, the Höegh Giant (HHI Hull No. 2552), which was delivered from the shipyard on April 27, 2017 and is operating on a short term contract that commenced in February 7, 2018 with Gas Natural SGD, SA ("Gas Natural Fenosa"). Höegh LNG has three FSRUs on order.

Pursuant to the terms of the omnibus agreement, we will have the right to purchase the Höegh Giant, the Höegh Esperanza (HHI Hull No. 2865), HHI Hull No. 2909 and SHI Hull No. 2220 (under a shipbuilding contract with Samsung Heavy Industries ("SHI")) following acceptance by the respective charterer of the related FSRU under a contract of five years or more, subject to reaching an agreement with Höegh LNG regarding the purchase price. The Höegh Esperanza was delivered from the shipyard on April 5, 2018. There can be no assurance that we will purchase any of these additional FSRUs.

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

The following table provides information about the additional FSRUs that we anticipate that we may have the right to purchase from Höegh LNG pursuant to the omnibus agreement or by agreement with Höegh LNG:

		Maximum
		send out
	Capacity	capacity
FSRU	(cbm)	(MMscf/d)
Höegh Giant	170,000	533
Höegh Esperanza	170,000	750
Hull no. 2909	170,000	750
Hull no. 2220	170,000	750
Independence	170,000	384

Please read “Item 7.B. —Related Party Transactions—Omnibus Agreement” for a description of our omnibus agreement.

Technical Specifications

Each FSRU in our fleet, as well as the Independence, the Höegh Giant, Höegh Esperanza, HHI Hull No. 2909 and SHI Hull No. 2220, has or will have the following onboard equipment for the vaporization of LNG and delivery of high-pressure natural gas:

•	High-Pressure Cryogenic Pumps. Each FSRU has, or will have upon delivery from the shipyard, high-pressure cryogenic pumps, which pressurize the LNG prior to vaporization.

•	Vaporizers. Each FSRU has, or will have upon delivery from the shipyard, vaporizers, which convert the LNG back to vaporous natural gas using heat generated by either steam boilers or seawater.

•	Dual-Fuel Diesel Electric Propulsion Plant. Each FSRU has, or will have upon delivery from the shipyard, a dual-fuel diesel electric propulsion plant, which provides the power for the vessel’s regasification, propulsion and utility systems.

•	Mooring System. Each of the Neptune and the GDF Suez Cape Ann is equipped with a submerged turret loading (“STL”) offshore mooring system and can also be moored to a jetty. The PGN FSRU Lampung is equipped for mooring to a tower yoke. The Independence, the Höegh Gallant, the Höegh Grace, the Höegh Giant, the Höegh Esperanza, HHI Hull No. 2909 and SHI Hull No. 2220 are or will be equipped for quay-side mooring.

•	Gas Export System. The PGN FSRU Lampung has an export pipeline on her bow, which is connected via jumper hoses to the tower yoke. The Independence, the Höegh Gallant, the Höegh Grace, the Höegh Giant, the Höegh Esperanza, HHI Hull No. 2909 and SHI Hull No. 2220 have or will have a high-pressure manifold on the side, to connect to the loading arms on the purpose-built jetties. The Neptune and the GDF Suez Cape Ann have an STL buoy system, but have also been retrofitted with high-pressure gas manifold on the side, which can be connected to loading arms on a jetty.

Each of the Independence, the Höegh Giant, the Höegh Esperanza, HHI Hull No. 2909 and SHI Hull No. 2220 is or will be equipped with the same reinforced membrane-type cargo containment system as our current fleet.

Each of the Neptune and the GDF Suez Cape Ann has a closed-loop regasification system, where heat for vaporization is generated by steam boilers. The PGN FSRU Lampung, the Höegh Gallant, the Höegh Grace and the Höegh Giant have or will have open-loop regasification systems, where heat for vaporization is generated by pumping sea water. The Independence and the Höegh Esperanza are equipped to operate using a regasification system that is closed-loop, open-loop or a combination of closed-loop and open-loop, i.e. any mix of seawater and steam heating. HHI Hull No. 2909 and SHI Hull No. 2220 will have an open loop regasification system, but will also be prepared for retrofitting with a closed and combined loop system.

Each of the Neptune, the GDF Suez Cape Ann, the Höegh Gallant, the Independence, the Höegh Grace, the Höegh Giant, the Höegh Esperanza, HHI Hull No. 2909 and SHI Hull No. 2220 is or will be capable of operating as a conventional LNG carrier.

Customers

For the year ended December 31, 2017, the total revenues in the consolidated statements of income are from PGN LNG, EgyptCo and SPEC. PGN LNG is a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk, an Indonesian publicly listed, government-controlled, gas and energy company that constructs gas pipelines and infrastructure and distributes and transmits natural gas to industrial, commercial and household users. EgyptCo, a subsidiary of Höegh LNG, has a charter with EGAS. SPEC is owned 51% by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas, and 49% by private equity investors. For the years ended December 31, 2016 and 2015, total revenues in the consolidated statements of income are from PGN LNG and EgyptCo. GDF Suez accounted for 100% of our joint ventures’ time charter revenues for the years ended December 31, 2017, 2016 and 2015. GDF Suez is a subsidiary of ENGIE, a French publicly listed, government-backed, electric utility company. On November 8, 2017, ENGIE announced that it had entered into an agreement to sell its upstream LNG assets to Total S.A.

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

GDF Suez Cape Ann Time Charter

Initial Term; Extensions

The GDF Suez Cape Ann time charter commenced upon acceptance of the vessel by the charterer in June 2010. The initial term of the GDF Suez Cape Ann time charter is 20 years. GDF Suez has the option to extend the time charter for up to two additional periods of five years each. From October 2017, the GDF Suez Cape Ann began operating as an FSRU pursuant to a subcharter between GDF Suez and CNOOC Tianjin LNG Limited Company (“CNOOC TLNG”). From November 2013 until January 3, 2017, the GDF Suez Cape Ann also operated as an FSRU pursuant to a subcharter between GDF Suez and CNOOC TLNG.

GDF Suez entered into a subcharter with CNOOC TLNG, pursuant to which GDF Suez and SRV Joint Gas Two Ltd. amended the GDF Suez Cape Ann time charter in June 2012 and October 2017. Such amendments apply only during the term of the subcharter.

The terms of the GDF Suez Cape Ann time charter are substantially similar to those of the Neptune time charter unmodified by the Neptune charter amendments.

Subcharter Provisions

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

During the term of the subcharter and while the vessel is not on a voyage as an LNG carrier, certain amendments to the time charter apply, including the following:

•	additional crew requirements, with the charterer responsible for providing and paying for any Chinese master, officer or crew required to be onboard;

•	the charterer will provide port and marine facilities capable of receiving the vessel and berths and places that the vessel can safely reach and return from;

•	in lieu of the off-hire provision, hire will be reduced proportionately to the extent the vessel does not achieve the minimum discharge rate of regasified LNG;

•	the maintenance provisions and allowances differ;

•	the parties waive any consequential damages arising out of or related to the use or operation of the Tianjin FSRU terminal;

•	performance standards different from those described under “— GDF Suez Neptune Time Charter—Performance Standards,” pursuant to which the vessel owner undertakes to ensure that the vessel consumes no more than a specified amount of fuel oil, delivers the nominated discharge rate in accordance with the daily curve agreed with the charterer, is capable of regasifying LNG in a closed-loop heating mode at a specified pressure and temperature and regasifies and discharges her cargo at not less than a regasified LNG discharge rate; and

•	with respect to indemnification, the definition of the “Charterer’s Group” includes CNOOC TLNG.

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

Höegh LNG guarantees the payment of hire by the charterer (EgyptCo) under the Höegh Gallant time charter but only to the extent that the failure of the charterer to pay such hire is caused by (a) the breach by EGAS of its obligation to pay hire under EgyptCo’s charter with EGAS (and the charterer is unable to draw upon EGAS’ performance guarantees) or (b) certain force majeure events under the EGAS charter.

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

Indemnification

The charterer will indemnify the vessel owner for any damage or loss of property, death or personal injury of the charterer, its affiliates or their contractors (collectively, the “Charterer Indemnified Parties”) regardless of cause or whether or not the negligence, omission or default of the vessel owner, its affiliates or their contractors (collectively, the “Owner Indemnified Parties”) caused or contributed to the damages. The charter will indemnify the Owner Indemnified Parties for (i) all damage and harm to the environment, including damages for control remediation and clean-up of all pollution arising from pollution, which originates from the property of any Charterer Indemnified Parties, regardless of fault or whether or not the negligence, omission or default of the Owner Indemnified Parties caused or contributed to the damages and (ii) losses caused by any non-compliance with sanctions as a consequence of the charterer's use of the vessel.

The vessel owner will indemnify the charterer for any damage or loss of the vessel and of its property and any cargo on board, and any death or personal injury of the Owner Indemnified Parties regardless of cause or whether or not the negligence, omission or default of the Charterer Indemnified Parties caused or contributed to the damages. The vessel owner will indemnify the Charterer Indemnified Parties for all damage and harm to the environment, including damages for control remediation and clean-up of all pollution arising from pollution, which originates from the vessel, regardless of fault or whether or not the negligence, omission or default of the Charterer Indemnified Parties caused or contributed to the damages.

Each of the vessel owner and the charterer will indemnify the other party for any loss, damage to any property or injury or death arising out of the time charter suffered by any third party, for which the vessel owner or charterer, as applicable, is responsible.

Option Agreement

Additionally, we have entered into an option agreement with Höegh LNG pursuant to which we have the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025 at a rate equal to 90% of the rate payable pursuant to the current charter with EgyptCo, plus any incremental taxes or operating expenses as a result of the new charter. See “Item 7.B. Related Party Transactions—Acquisition of the Höegh Gallant.” In March 2018, EGAS requested to meet with EgyptCo to seek agreement on terms for an early termination of its time charter with EgyptCo.

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

Ship Management and Maintenance

Under the Höegh Grace charter, the vessel owner is responsible for the technical management of the vessel, including engagement and provision of a qualified crew, maintaining the vessel, arranging supply of stores and equipment, periodic drydocking and ensuring compliance with applicable regulations, including licensing and certification requirements. The vessel owner has entered into services agreements with affiliates of Höegh LNG and Höegh Autoliners Ltd. to provide certain of these services. See “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Support Agreement” and “— Höegh Grace Services Agreements”.

Indemnification

The charterer will indemnify the vessel owner for any damage or loss to the charterer’s vessel interconnection infrastructure, including the jetty and interconnection pipeline, or to any other property, death or personal injury of the charterer, its affiliates or their contractors (collectively, the “Charterer Indemnified Parties”) regardless of cause or whether or not the negligence, omission or default of the vessel owner, its affiliates or their contractors (collectively, the “Owner Indemnified Parties”) caused or contributed to the damages. The charter will indemnify the Owner Indemnified Parties for all damage and harm to the environment, including fines imposed by a governmental authority, including damages for control, remediation and clean-up of all pollution or contamination that originates from the charterer’s vessel interconnection infrastructure, including the jetty and interconnection pipeline, or any other property of any Charterer Indemnified Parties, regardless of fault.

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

Employees

Other than our Chief Executive Officer and Chief Financial Officer and certain administrative staff in foreign subsidiaries, we do not have other direct employees and rely on the key employees of Höegh Norway and Leif Höegh UK who perform services for us pursuant to the administrative services agreements. Höegh Norway and Höegh LNG Management also provide commercial and technical management services to our fleet pursuant to ship management agreements, the Gallant management agreement, the Höegh Grace Services Agreements, a sub-technical support agreement and commercial and administration management agreements. Höegh Maritime Management also provides crew pursuant to a secondment agreement. Our crew may be employed by our or Höegh LNG's subsidiaries. Please read “—Maritime Personnel and Competence Development” and “Item 6.A. Directors and Senior Management.”

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

These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management. In addition, Höegh LNG's day-to-day focus on cost control will be applied to our operations. To some extent, the uniform design of some of our vessels and the adoption of common equipment standards should also result in operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair and spare parts ordering.

Maritime Personnel and Competence Development

As of March 31, 2018, entities in the Höegh LNG group employed approximately 520 maritime personnel who serve on our and Höegh LNG’s vessels. The Scandinavian employees are employed by Höegh LNG Management. Non-Scandinavian employees, except for seafarers operating the PGN FSRU Lampung and the Höegh Grace, are employed by Höegh Maritime Management. The seafarers operating the PGN FSRU Lampung are employed by PT Höegh. The seafarers operating the Höegh Grace are employed by Höegh Colombia. Höegh LNG Management and Höegh Maritime Management will employ and train additional maritime personnel to assist us as we grow. Höegh LNG Management, the ISM-certified company, provides technical management services, including all necessary maritime personnel-related services, to the vessel owners pursuant to the ship management agreements. Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Support Agreement.”

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

Our current protection and indemnity insurance coverage is limited to $3.1 billion for all liabilities, except for pollution, which is limited to $1 billion per vessel per incident, except for Höegh Gallant which has a cap of $0.5 Billion. We are a member of the Gard P&I Club and The Standard club, which are among the 13 P&I clubs that comprises the International Group. Members of the International Group insure approximately 90% of the world’s commercial tonnage, and they have entered into a pooling agreement to reinsure each P&I club’s liabilities. P&I clubs provide the basic layer of insurance, which is currently $10 million. For members of the International Group, the International Group provides the next layer of insurance, covering liability between $10 million and $90 million. For liabilities above $90 million, the International Group has one of the world’s largest reinsurance contracts, with the maximum liability per accident or occurrence currently set at $3 billion. As a member of the Gard P&I Club or The Standard club, we are subject to a call for additional premiums based on the clubs’ claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I club has reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

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

International Maritime Regulations of FSRUs and LNG Carriers

The IMO is the United Nations’ agency that provides international regulations governing shipping and international maritime trade. The requirements contained in the International Safety Management Code (“ISM Code”) promulgated by the IMO govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Höegh LNG Management holds a Document of Compliance under the ISM Code for operation of the Neptune and the GDF Suez Cape Ann, and PT Höegh holds a Document of Compliance under the ISM Code for operation of the PGN FSRU Lampung. All Documents of Compliance meet the standards set by the IMO.

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

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations may have on our operations.

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

On July 1, 2010, amendments proposed by the United States, Norway and other IMO member states to Annex VI took effect that require progressively stricter limitations on sulfur oxide (SOx) emissions from ships. As of January 1, 2012, the cap on the sulfur content of fuel used to power ships was 3.5%, with this cap decreasing over time. Pursuant to Annex VI Regulation 14, for fuels used in the four Emission Control Areas (“ECAs”) for Sox, i.e., the Baltic Sea, North Sea, North America, and United States Caribbean Sea ECAs, the cap settled at 0.1% in January 2015. For fuels used in all seas, the cap decreases over time and will settle at 0.5% on January 1, 2020. The European Directive 2005/33/EU, which came into effect January 1, 2010, bans the use of fuel oils containing more than 0.1% sulfur by mass by any merchant vessel while at berth or anchored in any European Union country port. The European Commission continues to review directive 2005/33/EU after adopting a proposal to amend it to bring it into alignment with the latest IMO provisions on the sulfur content of marine fuels.. Our FSRUs have achieved compliance with applicable low sulfur fuel requirements through use of gas boil-off and low sulfur marine diesel oil in their diesel generators and boilers. MARPOL ANNEX VI regulations also establish progressively more stringent standards for emissions of nitrogen oxides (NOx) from new and certain modified marine engines, depending on their date of installation or the date of ship construction.

Pursuant to further amendments adopted in April 2014, the Tier III Annex VI requirements for nitrogen oxides will apply to certain newbuild vessels with marine diesel engines that are constructed on or after January 1, 2016, and that operate in the North American or United States Caribbean Sea ECAs For NOx. And, pursuant to amendments adopted in July 2017, and expected to enter into force on January 1, 2019, the Baltic Sea and North Sea ECAs will also become NOx Tier III ECAs and the Tier III Annex VI requirements for nitrogen oxides will apply to certain newbuild vessels with marine diesel engines that are constructed on or after January 1, 2021, and that operate in the Baltic Sea or North Sea ECAs.

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

Ballast Water Management Convention

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, which is being replaced with a requirement for treatment. The BWM Convention was ratified by a sufficient number of countries in September 2016 and the requirement to install ballast water management systems (“BWMS”) on new ships became effective in September 2017. As referenced below, the U.S. Coast Guard issued ballast water management rules on March 23, 2012, and the U.S. Environmental Protection Agency (the “EPA”) issued a Vessel General Permit in March 2013 that contains numeric technology-based ballast water effluent limitations that apply to certain commercial vessels with ballast water tanks. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. Because the convention has been ratified and entered into force, installation of approved ballast water treatment systems will be required on the Neptune and the GDF Suez Cape Ann. Given that ballast water treatment technologies are still at the developmental stage, at this time the additional costs of complying with these rules are unclear, but current estimates suggest that additional costs are not likely to be material.

Bunkers Convention/CLC State Certificate

The International Convention on Civil Liability for Bunker Oil Pollution 2001 (the “Bunker Convention”) entered into force in signatory states to the Convention on November 21, 2008. The Bunker Convention provides a liability, compensation and compulsory insurance system for the victims of oil pollution damage caused by spills of bunker oil. The Bunker Convention requires the vessel owner that is liable for pollution damage to pay compensation for such damage (including the cost of preventive measures) caused in the territory, including the territorial sea of a State Party, as well as its economic zone or equivalent area. Registered owners of any seagoing vessel and seaborne craft over 1,000 gross tonnage, of any type whatsoever, and registered in a State Party, or entering or leaving a port in the territory of a State Party, are required to maintain insurance that meets the requirements of the Bunker Convention and to obtain a certificate issued by a State Party attesting that such insurance is in force. The State Party-issued certificate must be carried onboard at all times. The Bunker Convention complements the international regime of liability, limitation and mandatory insurance in place with respect to spills of persistent oils from tankers under the International Convention on Civil Liability for Oil Pollution Damage, 1992 (CLC). The CLC and the Bunker Convention do not overlap; in circumstances where the CLC applies, the Bunker Convention does not apply.

P&I clubs in the International Group issue the required Bunkers Convention “Blue Cards” to enable signatory states to issue certificates. All of our vessels have received “Blue Cards” from their P&I club and are in possession of a CLC State-issued certificate attesting that the required insurance coverage is in force.

Anti-Fouling Requirements

In 2001, the IMO adopted the International Convention on the Control of Harmful Anti-fouling Systems on Ships (the “Anti-fouling Convention”). The Anti-fouling Convention, which entered into force on September 17, 2008, prohibits the use of organotin compounds in coatings applied to vessels to prevent the attachment of mollusks and other sea life to the hulls of vessels and establishes a mechanism to prevent the potential future use of other harmful substances in anti-fouling systems. Vessels of over 400 gross tons engaged in international voyages must obtain an International Anti-fouling System Certificate and undergo a survey before the vessel is put into service or when the anti-fouling systems are altered or replaced. We have obtained Anti-fouling System Certificates for all of our vessels, and we do not believe that actions required to maintain such certificates will have an adverse financial impact on the operation of our vessels.

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

Oil Pollution Act and CERCLA

OPA 90 established an extensive regulatory and liability regime for environmental protection and clean-up of oil spills. OPA 90 affects all owners and operators whose vessels trade with the United States or its territories or possessions, or whose vessels operate in the waters of the United States, which include the U.S. territorial waters and the 200 nautical mile exclusive economic zone of the United States. CERCLA applies to the discharge of hazardous substances, rather than oil, whether on land or at sea. While OPA 90 and CERCLA would not apply to the discharge of LNG, they may affect us because we carry oil as fuel and lubricants for our engines, and the discharge of these could cause an environmental hazard and subject us to liability under these laws. Under OPA 90, vessel operators, including vessel owners, managers and bareboat or “demise” charterers, are “responsible parties” who are all liable regardless of fault, individually and as a group, for all containment and clean-up costs and other damages arising from oil spills from their vessels. These “responsible parties” would not be liable if the spill results solely from the act or omission of a third party, an act of God or an act of war. The other damages aside from clean-up and containment costs are defined broadly to include:

·	natural resource damages and related assessment costs;

·	real and personal property damages;

·	net loss of taxes, royalties, rents, profits or earnings capacity;

·	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

·	loss of subsistence use of natural resources.

Effective as of December 21, 2015, the U.S. Coast Guard adjusted the limits of OPA 90 liability to the greater of $2,200 per gross ton or $18,796,800 for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation) (relevant to our and Höegh LNG’s vessels). These limits of liability do not apply, however, where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. This limit is subject to possible adjustment for inflation. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws.

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

In response to the BP Deepwater Horizon oil spill, the U.S. Congress has considered a number of bills that could potentially increase or even eliminate the limits of liability under OPA 90. Compliance with any new requirements of OPA 90 may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future could adversely affect our business and ability to make cash distributions to our unitholders.

U.S. Clean Water Act

The CWA prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a permit or exemption, and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA. The EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. The rules require commercial vessels 79 feet in length or longer (other than commercial fishing vessels) (“Regulated Vessels”) to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (the “VGP”), incorporates the current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements, and includes limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent, including best management practices (the “BMPs”) designed to decrease the amount of constituents entering the waste stream. Unlike land-based discharges, which are deemed acceptable by meeting certain EPA-imposed numerical effluent limits, each of the 26 VGP discharge limits is deemed to be met when a Regulated Vessel carries out the BMPs pertinent to that specific discharge stream. The VGP imposes additional requirements on certain Regulated Vessel types that emit discharges unique to those vessels. Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements, are also included for all Regulated Vessels. The current VGP was issued in 2013 and expires on December 18, 2018. We expect a new VGP to be proposed this year.

U.S. Ballast Water Regulation

In the United States, two federal agencies regulate ballast water discharges, the EPA, through the VGP, and the U.S. Coast Guard, through approved BWMS. On March 28, 2013, the EPA published a VGP that replaced the VGP that expired in December 2013. The 2013 VGP includes numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water, as opposed to the current BMPs requirements. The 2013 VGP also imposes a variety of changes for non-ballast water discharges including more stringent BMPs for discharges of oil-to-sea interfaces in an effort to reduce the toxicity of oil leaked into U.S. waters. For certain existing vessels, the EPA has adopted a staggered implementation schedule to require vessels to meet the ballast water effluent limitations by the first drydocking after January 1, 2014 or January 1, 2016, depending on the vessel size. Vessels that are constructed after December 1, 2013 became subject to the ballast water numeric effluent limitations immediately upon the 2013 VGP effective date.

On June 20, 2012, the final rule issued by the U.S. Coast Guard establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of U.S. Coast Guard-approved BWMS went into effect. The final rule adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in the BWM Convention. The final rule requires that ballast water discharge have fewer than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge must have fewer than 10 living organisms per cbm of discharge. The rule requires installation of U.S. Coast-Guard approved BWMS by new vessels constructed on or after December 1, 2013 and existing vessels as of their first drydocking after January 1, 2016. The rule also provides for the use of an interim alternative management system ("AMS"), which is a BSMS approved pursuant to the BWM Convention standards by a foreign administration and determined by the U.S. Coast Guard to be at least as effective as ballast water exchange. AMSs can be used for up to five years following the compliance date for a vessel. In May 2016, the U.S. Coast Guard published a review of the practicability of implementing a more stringent ballast water discharge standard. The results concluded that technology to achieve a significant improvement in ballast water treatment efficacy cannot be practically implemented. If U.S. Coast Guard-type approved technologies are not available by a vessel’s compliance date, the vessel may request an extension to the deadline from the U.S. Coast Guard. However, in December 2016, the U.S. Coast Guard gave its first type-approval to a BSMS and, as of January 2, 2018, has type-approved six systems. In February 2016, the U.S. Coast Guard issued a new rule amending the Coast Guard’s ballast water management recordkeeping requirements. Effective February 22, 2016, vessels with ballast tanks operating exclusively on voyages between ports or places within a single Captain of the Port zone must submit an annual report of their ballast water management practices. Further, under the amended requirements, vessels may submit their reports after arrival at the port of destination instead of prior to arrival.

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

Regulation of Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. Currently, the emissions of greenhouse gases from international transport are not subject to the Kyoto Protocol. The Paris Agreement, which was announced by the Parties to the United Nations Framework Convention on Climate Change in December 2015 and entered into force in November 2016, similarly does not cover international shipping. However, to the extent that individual countries increase their regulation of domestic greenhouse gas emissions as a result of the Paris Agreement, we may experience increased regulation of greenhouse gas emissions resulting from regasification activities. Further, the IMO has reaffirmed its strong commitment to work to address greenhouse gas emissions from ships engaged in international trade. The IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The European Commission is pursuing a strategy to integrate maritime emissions into the overall European Union strategy to reduce greenhouse gas emissions. In accordance with this strategy, in April 2015 the European Parliament and Council adopted regulations requiring large vessels using European Union ports to monitor, report and verify their carbon dioxide emissions beginning in January 2018.

On January 1, 2013, the IMO’s approved mandatory measures to reduce emissions of greenhouse gases from international shipping went into force. These include amendments to Annex VI for the prevention of air pollution from ships adding a new Chapter 4 to Annex VI on energy efficiency requiring the Energy Efficiency Design Index (the “EEDI”) for new ships, and the Ship Energy Efficiency Management Plan (the “SEEMP”) for all ships. Other amendments to Annex VI add new definitions and requirements for survey and certification, including the format for the International Energy Efficiency Certificate. The regulations apply to all ships of 400 gross tonnage and above. The IMO also adopted a mandatory requirement in October 2016 that ships of 5,000 gross tonnage and above record and report their fuel oil consumption. The requirement entered into force in March 2018. These new rules will likely affect the operations of vessels that are registered in countries that are signatories to Annex VI or vessels that call upon ports located within such countries. The implementation of the EEDI and the SEEMP standards could cause us to incur additional compliance costs. The IMO is also considering the development of a market-based mechanism for greenhouse gas emissions from ships, but it is impossible to predict the likelihood that such a standard might be adopted or its potential impact on our operations at this time. At the October 2016 Marine Environmental Protection Committee session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions. The IMO anticipates adopting initial GHG reduction strategy in 2018. The EU has indicated that it intends to implement regulation in an effort to limit emissions of greenhouse gases from vessels if such emissions are not regulated through the IMO.

In the United States, the EPA issued a final finding that greenhouse gases threaten public health and safety and has promulgated regulations that regulate the emission of greenhouse gases, but not from ships. The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from oceangoing vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have been considered from time to time by the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate, or any treaty adopted at the international level, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

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

Our common units and our Series A preferred units are traded only on the New York Stock Exchange, which is considered to be an established securities market. Thus, the number of our common units and our Series A preferred units that is traded on the New York Stock Exchange exceeds the number of each class that is traded on any other securities market, and this is not expected to change. Therefore, we believe that our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test. Although the matter is not free from doubt, based upon our analysis of our current and expected cash flow and distributions on our outstanding equity interests, we believe (i) that our common units and Series A preferred units represent more than 50.0% of the total value of all of our outstanding equity interests and (ii) our common units and our Series A preferred units represent more than 50% of the total combined voting power of our equity interests. In addition, we believe that our common units and our Series A preferred units each currently satisfy, and expect that our common units and our Series A preferred units each will continue to satisfy, the listing and trading volume requirements described previously. Therefore, we believe that our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test.

Further, our partnership agreement provides that any person or group that beneficially owns more than 4.9% of any class of our units then outstanding generally will be treated as owning only 4.9% of such units for purposes of voting for directors. There can be no assurance that this limitation will be effective to eliminate the possibility that we will have any 5.0% unitholders for purposes of the Closely Held Block Exception. Nevertheless, we believe that our common units have not lost eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception based upon the current ownership of our common units. Thus, although the matter is not free from doubt and is based upon our belief and expectations regarding our satisfaction of the factual requirements described above, we believe that we satisfied the Publicly Traded Test for 2017, and we expect that we will satisfy the Publicly Traded Test for the current and all future taxable years.

The legal conclusions described above are based upon legal authorities that do not expressly contemplate an organizational structure such as ours. In particular, although we have elected to be treated as a corporation for U.S. federal income tax purposes, we are organized as a limited partnership under Marshall Islands law. Accordingly, while we believe that, assuming the factual requirements described above are satisfied, our common units and Series A preferred units should be considered to be “regularly traded” on an established securities market and that we satisfy the requirements of the Section 883 Exemption, it is possible that the IRS would assert that our common units do not meet the “regularly traded” test. In addition, as described previously, our ability to satisfy the Publicly Traded Test depends upon factual matters that are subject to change. Should any of the factual requirements described above fail to be satisfied, we may not be able to satisfy the Publicly Traded Test. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in our not being able to satisfy the Publicly Traded Test in the future. Please read “—The Net Basis and Branch Profits Tax” and “—The 4.0% Gross Basis Tax” below for a discussion of the tax consequences in the event we do not qualify for the Section 883 Exemption.

The Net Basis Tax and Branch Profits Tax

If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, the U.S. source portion of such income would be treated as effectively connected with the conduct of a trade or business in the United States (“Effectively Connected Income”) if we have a fixed place of business in the United States involved in the earning of U.S. Source International Transportation Income and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of vessel leasing income, is attributable to a fixed place of business in the United States. In addition, if we earn income from regasification or storage of LNG within the territorial seas of the United States, such income would be treated as Effectively Connected Income. Based on our current operations, substantially all of our potential U.S. Source International Transportation Income is not attributable to regularly scheduled transportation and is not received pursuant to vessel leasing, and none of our regasification or storage activities occur within the territorial seas of the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income or income earned from regasification or storage activities will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or vessel leasing attributable to a fixed place of business in the United States or earn income from regasification or storage activities within the territorial seas of the United States, in the future, which would result in such income being treated as Effectively Connected Income.

Any income we earn that is treated as Effectively Connected Income, net of applicable deductions, would be subject to U.S. federal corporate income tax (currently imposed at a rate of 21.0%). In addition, a 30.0% branch profits tax could be imposed on any income we earn that is treated as Effectively Connected Income, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid by us in connection with the conduct of our U.S. trade or business.

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

Marshall Islands Taxation

Because we, our operating subsidiary and our controlled affiliates do not, and do not expect to conduct business, transactions or operations in the Republic of the Marshall Islands, neither we nor our controlled affiliates will be subject to income, capital gains, profits or other taxation under current Marshall Islands law, other than taxes, fines or fees due to (i) the incorporation, dissolution, continued existence, merger, domestication (or similar concepts) of legal entities registered in the Republic of the Marshall Islands, (ii) filing certificates (such as certificates of incumbency, merger, or redomiciliation) with the Marshall Islands registrar, (iii) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, (iv) compliance with Marshall Islands law concerning vessel ownership, such as tonnage tax, or (v) non-compliance with requests made by the Marshall Islands Registrar of Corporations relating to our books and records and the books and records of our subsidiaries. As a result, distributions by our operating subsidiaries and our controlled affiliates to us will not be subject to Marshall Islands taxation.

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

Taxation of United Kingdom Incorporated Subsidiaries.

Höegh UK is incorporated in the United Kingdom and we anticipate that it will be centrally managed and controlled in the United Kingdom and therefore will be regarded for the purposes of United Kingdom tax as being resident in the United Kingdom and liable to United Kingdom corporation tax on its worldwide income and chargeable gains. As of December 31, 2016, the generally applicable rate of United Kingdom corporation tax was 20.0%. The rate of corporate tax reduced to 19% on April 1, 2017 and will be reduced further to 17% in April 2020. Höegh UK (and any other UK resident subsidiaries which we acquire) will generally be liable to tax at this rate on their income, profits and gains after deducting expenses incurred wholly and exclusively for the purposes of the business being undertaken. There is currently no United Kingdom withholding tax on distributions made by United Kingdom resident companies (such as Höegh UK).

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

Taxation of Operating Income

PT Höegh’s main business activity in Indonesia is to provide the lease, operation, and maintenance of the PGN FSRU Lampung to PGN LNG. As PT Höegh was established in Indonesia, it is a resident taxpayer. Under Law No. 36 Year 2008 regarding Income Tax (“Income Tax Law” or “ITL”), PT Höegh is subject to Corporate Income Tax (“CIT”) of 25% on taxable profit derived from the business activities performed. Therefore, any income generated by PT Höegh from PGN LNG in regards to the lease, operation, and maintenance of the PGN FSRU Lampung is subject to CIT of 25% (after deductions for allowable expenses in accordance with the ITL provisions).

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

Depreciation commences in the month when expenditures are incurred. The depreciation can be calculated either using the straight line method or double declining balance method.

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

Certain industries, including the infrastructure industry, are exempted from the debt to equity ratio requirements. The infrastructure industry is not defined in PMK-169, and there has been no further guidance issued by the DGT regarding this matter. The DGT issued Regulation No. PER-25/PJ/2017 (“PER-25”) in 2017 which provides information in relation to the implementation of PMK-169. PER-25 provides guidance that interest is not deductible on any debt for which the existence cannot be formally verified.

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

VAT

As a free zone entity, the Egypt Branch is not subject to VAT on the activities permitted under its free zone license and within the permitted location to operate (e.g., the time charter hire paid by EgyptCo and related acquired goods and services).

Exit taxation

The exit of the FSRU from Egypt after the end of the time charter would be considered a deemed sale of the FSRU for Egyptian tax purposes. The gains from the deemed sale would be subject to CIT (currently at 22.5%). The gain is calculated as the fair market value of the FSRU on the exit less the tax base value after deemed depreciation based on the assumption that it is considered as an asset of the branch.

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

Taxation of profits of Höegh FSRU IV

Höegh FSRU IV leases an FSRU to a charterer in Colombia. The lease agreement is regarded as a financial lease for Colombian tax purposes. Höegh FSRU IV would not have a permanent establishment in Colombia and therefore would not be subject to Colombian corporate income tax (“CIT”), VAT or Industry and Trade Tax (“ITT”). The financial component of the financial lease paid to Höegh FSRU IV would be subject to 1% withholding tax in lieu of corporate income tax in Colombia.

Taxation of profits of Höegh Colombia

Höegh Colombia provides services to the charterer in Colombia. Höegh Colombia is subject to CIT levied on its worldwide income at a rate of 34%, plus a CIT surcharge of 6% for 2017 and 4% for 2018 on taxable income exceeding 800 million Colombian pesos. The taxable basis is determined as the net taxable income (gross revenues less allocable costs and expenses). Therefore, the marginal tax rate for both CIT plus the CIT surcharge is 40% in 2017. For 2018, the CIT rate will be 33% and the CIT surcharge will be 4% for a marginal tax rate of 37%.

In addition, to the ordinary taxation system, a presumptive tax system applies. Under the presumptive tax system, Colombian rules provide that net taxable income cannot be less than a cap calculated as 3.5% of the company’s net equity as of December 31 of the previous year. Accordingly, if net taxable income is lower than the cap, the ordinary taxation will be disregarded and presumptive tax system considerations will apply.

WHT

Dividends paid out of retained profits as of December 31, 2017, that were subject to tax at the Colombian corporate level have a 5%WHT rate when distributed as dividends to foreign non-resident shareholders. Otherwise, a 38.25% WHT rate applies.

VAT

The services rendered by Höegh Colombia are subject to 19% VAT.

Financial Transaction Tax

Financial Transaction Tax is levied on the transfers from Colombian bank accounts at a rate of 0.4% of the amount transferred. A 50% share of the Financial Transaction Tax is deductible for CIT purposes for the year ended December 31, 2017.

ITT

ITT will be applicable in Cartagena for the services provided through the Cartagena office and services provided on-shore or within the boundaries of the Cartagena District.

C.	Organizational Structure

We are a publicly traded limited partnership formed on April 28, 2014. The diagram below depicts our simplified organizational structure as of March 31, 2018. As of March 31, 2018, we have issued and outstanding 19,927,542 common units, 4,909,152 Series A preferred units, 13,156,060 subordinated units and incentive distribution rights, and as of March 31, 2018 Höegh LNG owns 2,101,438 of our common units, all subordinated units and incentive distribution rights issued and outstanding.

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

You should read the following discussion of our financial condition and results of operations in conjunction with “Item 3.A. Selected Financial Data” and “Item 4. Information on the Partnership” and the consolidated financial statements and related notes of Höegh LNG Partners LP and the combined financial statements and related notes of our joint ventures owning the Neptune and the GDF Suez Cape Ann, each included elsewhere in this Annual Report. We account for our equity interests in our joint ventures owning the Neptune and the GDF Suez Cape Ann as equity method investments in our consolidated financial statements. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. Such financial statements, including related notes thereto, have been prepared in accordance with US GAAP and are presented in U.S. Dollars.

Prior to the closing of the IPO on August 12, 2014, Höegh LNG contributed to us all of its equity interests in and promissory notes due to it from Höegh Lampung, PT Höegh (the owner of the PGN FSRU Lampung) and our joint ventures, SRV Joint Gas Ltd. (the owner of the Neptune) and SRV Joint Gas Two Ltd. (the owner the GDF Suez Cape Ann) (the “initial fleet”). The transfer was recorded at Höegh LNG’s consolidated book values, as converted to US GAAP.

Our financial position, results of operations and cash flows reflected in the consolidated and combined carve-out financial statements for periods prior to our IPO include all expenses allocable to our business, but may not be indicative of those that would have been achieved had we operated as a separate public entity for all periods presented or of future results.

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

In December 2016, we completed a 6,588,389 common unit offering raising approximately $111.5 million in net proceeds, after deduction of underwriters’ discount and offering expenses to be used primarily to fund the purchase price of the acquisition of a 51% ownership interest in Höegh Colombia Holding, the owner of Höegh FSRU IV and Höegh Colombia, the entities that own and operate the Höegh Grace (the "Höegh Grace entities").

On January 3, 2017, we closed the acquisition of a 51% ownership interest in the Höegh Grace entities for cash consideration of $91.8 million, excluding the working capital adjustment. On January 1, 2017, we entered into an agreement with Höegh LNG, under which Höegh LNG granted us the authority to make decisions about operations of Höegh Colombia Holding from January 1, 2017 to the closing date of the acquisition. Accordingly, the results of the Höegh Grace are included in our earnings from January 1, 2017.

On October 5, 2017, we issued to the public 4,600,000 8.75% Series A cumulative redeemable preferred units (the “Series A preferred units”) for proceeds, net of underwriting discounts and expenses, of $110.9 million. A portion of the net proceeds was used to repay outstanding debt under the seller's credit note related to the Höegh Gallant acquisition and outstanding debt under the revolving credit facility and the remainder of the net proceeds were used to fund the acquisition of the remaining 49% ownership interest in the Höegh Grace entities.

On December 1, 2017, we closed the acquisition of the remaining 49% ownership interest in the Höegh Grace entities. From January 1, 2017 until November 30, 2017, the results of the Höegh Grace entities are reduced by non-controlling interest and until December 1, 2017 total equity is split between partners' capital and the non-controlling interest.

On January 26, 2018, we entered into a sale agreement with B. Riley Inc. (the "Agent"). Under the terms of the sales agreement, we may offer and sell up to $120 million aggregate offering amount of "at –the market" common and Series A preferred units (the "ATM program"), from time to time, through the Agent. We intend to use the net proceeds of the sales of offered units for general partnership purposes, which may include the repayment of indebtedness, working capital needs,funding of acquisitions or other capital expenditures.

Our Fleet

Our fleet consisted of interests in the following vessels as of December 31, 2017:

·	a 50% interest in the Neptune, an FSRU built in 2009 that is currently operating under a time charter with GDF Suez, a subsidiary of ENGIE, a French publicly listed, government-backed, electric utility company, that expires in 2029, with an option to extend for up to two additional periods of five years each. On November 8, 2017, ENGIE announced that it had entered into an agreement to sell its upstream LNG assets to Total S.A.;

·	a 50% interest in the GDF Suez Cape Ann, an FSRU built in 2010 that is currently operating under a time charter with GDF Suez that expires in 2030, with an option to extend for up to two additional periods of five years each;

·	a 100% economic interest in the PGN FSRU Lampung, an FSRU built in 2014 that is currently operating under a time charter with PGN LNG, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk, an Indonesian publicly listed, government-controlled, gas and energy company that constructs gas pipelines and infrastructure and distributes and transmits natural gas to industrial, commercial and household users, that expires in 2034, with options to extend either for an additional 10 years or for up to two additional periods of five years each;

·	a 100% interest in the Höegh Gallant, an FSRU built in 2014 that is currently operating under a time charter with EgyptCo, a subsidiary of Höegh LNG, that expires in 2020. EgyptCo has a time charter agreement with EGAS that expires in 2020. In addition, we have an option agreement pursuant to which we have the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025; and

·	a 100% interest in the Höegh Grace, an FSRU built in 2016 that is currently operating under a time charter with SPEC. SPEC is owned 51% by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas, and 49% by private equity investors. The non-cancellable charter period of 10 years ends in December 2026. The initial term of the charter is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC waives its right to terminate in year 10 within a certain deadline, we will not be able to exercise our right to terminate in year 10.

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

There can be no assurance that we will acquire any vessels from Höegh LNG or of the terms upon which any such acquisition may be made.

Our Charters

We and our joint ventures generate revenues by chartering our vessels under long-term time charters. As of March 31, 2018, the average remaining term of the time charters for the vessels in our fleet was approximately 11.2 years, excluding the exercise of any customer options, and 18.2 years, assuming the exercise of all customer options.

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

Under the Neptune and GDF Suez Cape Ann time charters, a vessel generally will be deemed off-hire if the vessel is not available for the charterer’s use for a specific amount of time due to, among other things:

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

Under the PGN FSRU Lampung time charter, the vessel generally will be deemed off-hire if the vessel is not available for the charterer’s use for a specified amount of time due to, among other things:

·	drydocking that exceeds allowances;

·	the vessel failing to satisfy specified operational minimum requirements, except as a result of a Lampung Charterer Risk Event (as defined under “Item 4.B. Business Overview—Vessel Time Charters— PGN FSRU Lampung Time Charter—Performance Standards”) or an event of force majeure; or

·	the vessel owner’s failure to satisfy the management warranties described under “Item 4.B. Business Overview—Vessel Time Charters— PGN FSRU Lampung Time Charter—Performance Standards.”

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

Additionally, we have agreed to indemnify EgyptCo for any loss (up to a specified cap), including loss of earnings and certain liquidated damages payable under EgyptCo’s charter with EGAS, caused by an operational failure of the vessel.

Under the Höegh Grace charter, hire is payable monthly, in arrears, in U.S. Dollars. The charterer pays a fixed daily rate of hire for use of the vessel and the provision of time charter services and operating fees, as set forth in the Höegh Grace charter. The operating fees are escalated yearly by a fixed percentage, and the charter provides for a review and reasonable adjustment by the parties if the actual operating costs increase by more than such percentage over a period of three consecutive years.

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

Additionally, we have agreed to pay liquidated damages in the event that the Höegh Grace is unable to meet specified performance standards, which are subject to various caps per cargo, per year and in the aggregate for the term of the Höegh Grace charter.

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

Impact of Our Interests in Joint Ventures on Our Financial Information

Two of the five vessels in our fleet as of December 31, 2017 are owned by our joint ventures, each of which is owned 50% by us. Please read “Item 4.B. Business Overview—Shareholder Agreements.” Under applicable accounting guidance, we do not consolidate the financial results of our joint ventures into our financial results, but we record our joint venture results using the equity method of accounting. The following provides a description of the impact of our interests in our joint ventures on selected components of our statements of income in our consolidated financial statements.

·	Equity in Earnings (Losses) of Joint Ventures. Consists of our 50% share of the combined net income of our joint ventures. The net income of our joint ventures gives effect to interest expense associated with payments on the shareholder loans to the owners of our joint ventures as described below. Equity in earnings of joint ventures also includes the unrealized gains or losses on adjusting the interest rate swap contracts to fair value in each period, which can result in significant volatility between years. For the years ended December 31, 2017, 2016 and 2015 there was no income tax expense for our joint ventures. The equity in earnings of joint ventures is a “one line” consolidation of the results of our joint ventures. Therefore, our joint venture’s revenues and expenses are not included in other lines of the consolidated income statement.

·	Interest Income. Interest income represents our share of interest income accrued on the advances to our joint ventures (shareholder loans). The shareholder loans were originally issued by Höegh LNG to our joint ventures and were transferred to our operating company in connection with the IPO. For a description of the shareholder loans, please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt—Loans Due to Owners (Shareholder Loans).”

The following provides a description of the impact of our interests in our joint ventures on selected components of our balance sheets in the consolidated financial statements.

·	Advances to Joint Ventures. Represents our share of the advances to our joint ventures (shareholder loans). Please read note 13 to our consolidated financial statements.

·	Accumulated Losses of Joint Ventures. Represents our share of the net liabilities of our joint ventures. Our joint ventures entered into interest rate swap contracts, which historically have had unrealized mark-to-market losses on the interest rate swap contracts recorded as derivative instrument liabilities on the combined balance sheets. As a result, the liabilities exceed the assets for our joint ventures’ combined balance sheets and result in us having a net liability balance for our investment in our joint ventures. Please read note 16 to our consolidated financial statements. The investment in (accumulated losses) of our joint ventures is a “one line” consolidation of the balance sheet of our joint ventures. Therefore, our joint ventures’ assets and liabilities are not included in other lines of the historical consolidated balance sheet.

We derive cash flows from the operations of our joint ventures from interest and principal payments on our share of the shareholder loans issued to such joint ventures. Under the terms of the shareholders’ agreement, the payments are prioritized over any dividend payment to the owners. Our joint ventures have not paid any dividends to date. The payments of principal and interest are made based upon available cash after servicing our joint ventures’ long-term bank debt. Therefore, the payments of interest have historically been less than interest income accrued for the period. The quarterly payments included a payment of interest for the first month of the quarter and interest is accrued for the last two months of the quarter for repayment after the full principal is repaid at the end of the loans. The joint ventures repaid the original principal of all shareholder loans during 2016 and all of the payments for the year ended December 31, 2017 represented payments of interest, including accrued interest to be repaid at the end of the loans. The shareholder loans are subordinated to long-term bank debt and the repayment plan is subject to quarterly discretionary revisions based on available cash after servicing of the long-term bank debt. As of September 30, 2017, the joint ventures suspended payments on the shareholder loans pending the outcome of the boil-off claim. Accordingly, the outstanding balance on the shareholder loans was classified as long-term as of December 31, 2017. Refer to note 20 to our consolidated financial statements under “Joint ventures claims and accruals.” The following provides a description of the impacts of our interests in our joint ventures on select components of our statement of cash flows in our consolidated financial statements:

·	Cash Flows Provided by (Used in) Operating Activities. Receipt of cash payments, including accrued interest repaid at the end of the loans, for interest income on the shareholder loans is reflected in cash flows provided by (used in) operating activities. For the years ended December 31, 2017, 2016 and 2015, such payments amounted to $4.3 million, $1.6 million and $0.5 million, respectively. All other cash flows provided by (used in) operating activities relate to our other activities.

·	Cash Flows Provided by (Used in) Investing Activities. Receipts from repayment of principal of advances to joint ventures represent principal repayments paid by our joint ventures to us on its shareholder loans. The original principal was fully repaid during 2016. Therefore, there was no repayment of principal for the year ended December 31, 2017. For the years ended December 31, 2016 and 2015, such payments amounted to $6.0 million and $5.8 million, respectively. All other cash flows provided by (used in) investing activities relate to our other activities.

Please read our consolidated financial statements and the combined financial statements of our joint ventures included elsewhere in this Annual Report for more detailed information.

Historical Employment of Our Fleet

The following table describes the operations of the vessels in our fleet as of December 31, 2017.

Vessel	Description of Historical Operations
Neptune	Delivered in November 2009. Has operated under a long-term time charter with GDF Suez, which commenced on delivery.
GDF Suez Cape Ann	Delivered in June 2010. Has operated under a long-term time charter with GDF Suez, which commenced on delivery.
PGN FSRU Lampung	Delivered in April 2014. Has operated under a long-term time charter with PGN LNG, which commenced on July 21, 2014.
Höegh Gallant	Delivered in November 2014. Acquired on October 1, 2015. Has operated under a long-term time charter with EgyptCo since acquisition date.
Höegh Grace	Delivered in March 2016. Acquired 51% ownership interest on January 3, 2017 and acquired the remaining 49% ownership interest on December 1, 2017. Has operated under a long-term time charter with SPEC since acquisition date.

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

·	The size of our fleet continues to change. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries. The PGN FSRU Lampung was delivered from the shipyard in April 2014 and commenced operations in July 2014 and, as such, has had historical operations for part of 2014 and the years ended December 31, 2017, 2016 and 2015. As of October 1, 2015, we increased our fleet with the acquisition of the Höegh Gallant which contributed to our results of operations in 2017, 2016 and in the fourth quarter of 2015. Commencing on January 1, 2017, the Höegh Grace has contributed to our earnings due to our acquisition of a 51% ownership interest in the Höegh Grace entities. On December 1, 2017, we acquired the remaining 49% ownership interest in the Höegh Grace entities. From January 1, 2017 until November 30, 2017, our net income has been reduced with a non-controlling interest to arrive at the limited partners' interest in net income. As of December 1, 2017, the Höegh Grace has contributed 100% to our earnings without a reduction of non-controlling interest. Furthermore, we may grow through the acquisition in the future of additional vessels as part of our growth strategy.

·	Upon completion of the Series A preferred unit offering on October 5, 2017, preferred unitholders have an interest in net income. The Series A preferred units represent perpetual equity interests in us. The Series A preferred units rank senior to our common units and subordinated units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up. The distribution rate on the Series A preferred units is 8.75% per annum. The distributions accrue and are cumulative. Distributions are payable quarterly, when, and if declared by the Partnership's board of directors out of legally available funds for such purpose. The preferred unitholders' interest in net income is equivalent to the amount of preferred unitholders' distribution for the given quarter or annual period and reduces the net income attributable to the limited partners' interest in net income.

·	Upon completion of the IPO until October 1, 2015, we had increased interest income. At the closing of the IPO, we lent $140 million to Höegh LNG in exchange for a note bearing interest at a rate of 5.88% per annum. The cancellation of the note was utilized as part of the purchase consideration for the acquisition of the Höegh Gallant entities. Interest income attributable to the note was included in our consolidated financial statements subsequent to the IPO until the demand note was cancelled on October 1, 2015.

·	Our historical results of operations are affected by significant gains and losses relating to derivative transactions. Our historical results of operations reflect significant gains and losses relating to interest rate swap contracts that impact our equity in earnings for our joint ventures and were entered into by our joint ventures. On January 1, 2017, we assumed the interest rate swap contracts related to the Grace facility (as defined below) as part of the acquisition of 51% ownership interest in the Höegh Grace entities. On October 1, 2015, we assumed the interest rate swap contracts related to the Gallant facility (as defined below) as part of the acquisition of the Höegh Gallant. On March 17, 2014, we entered into interest rate swap contracts related to the Lampung facility (as defined below). The interest rate swaps related to the Grace facility, the Gallant facility and the Lampung facility are designated as cash flow hedges for accounting purposes, however, certain amortization and the ineffective portion of the hedge impacts the results of operations. Refer to note 19 of our consolidated financial statements. We may enter into additional (i) interest rate swap contracts to economically hedge all or a portion of our exposure to floating interest rates and (ii) foreign currency swap contracts to economically hedge risk from foreign currency fluctuations.

·	Our historical results of operations are impacted by management and service fees for vessel operating and administrative expenses provided by Höegh LNG's affiliates. Our operating entities have entering into a variety of management, technical service and consulting agreements with affiliates of Höegh LNG related to the operations of the vessels. In connection with the IPO, we and our operating company have entered into an administrative services agreement with Höegh UK and our operating company has entered into an administrative services agreement with Leif Höegh UK, pursuant to which Höegh UK and Leif Höegh UK provide us and our operating company with certain administrative services. Höegh UK also subcontracts certain of the administrative services provided under its administrative services agreement to Höegh Norway and Leif Höegh UK. Refer to "Item 7. B. Related Party Transactions" for information on the management and service fees for these agreements.

·	Our results of operations are affected by accounting for the PGN FSRU Lampung time charter as a direct financing lease. When the PGN FSRU Lampung began operating under her charter, we recorded a receivable (net investment in direct financing lease) and removed the PGN FSRU Lampung from our balance sheet. The lease element of time charter payments under the PGN FSRU Lampung time charter is split between revenues and the repayment of part of the receivable. The revenues are recorded using the effective interest method, which provides for a constant rate of return on the net investment. As a result, the revenues will decline over time as more of the time charter payments are treated as a repayment of the receivable. However, the cash flows from the PGN FSRU Lampung are not impacted by the accounting treatment. In addition, since the vessel is reclassified to the net investment in direct financing lease on the balance sheet, there is no charge for depreciation expense. In our consolidated statements of cash flows, the time charter payments reflected as revenues are included under net cash provided by (used in) operating activities while the repayment of the receivable are included under net cash provided by (used in) investing activities.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

·	the number of vessels in our fleet;

·	our ability to successfully employ our vessels at economically attractive hire rates as long-term charters expire or are otherwise terminated;

·	our ability to maintain strong relationships with our existing customers and to increase the number of customer relationships;

·	the operating performance of our vessels and any related claims by GDF Suez or other customers;

·	our ability to acquire additional vessels, including Höegh LNG’s other newbuildings;

·	our ability to raise capital to fund acquisitions;

·	the levels of demand for FSRU and LNG carrier services and other LNG infrastructure;

·	the supply and capacities of FSRUs;

·	the hire rate earned by our vessels, unscheduled off-hire days and the level of our vessel operating expenses;

·	the effective and efficient technical and maritime management and crewing of our vessels;

·	economic, regulatory, political and governmental conditions that affect the floating LNG industry;

·	interest rate changes;

·	mark-to-market changes in interest rate swap contracts;

·	foreign currency exchange gains and losses;

·	our access to capital required to acquire additional vessels and/or to implement our business strategy;

·	variations in crewing and insurance costs;

·	the level of our debt and the related interest expense; and

·	the amount of distributions on our units.

Please read “Item 3.D. Risk Factors” for a discussion of certain risks inherent in our business.

Customers

For the year ended December 31, 2017, time charter revenues in the consolidated statement of income are from PGN LNG, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk, an Indonesian publicly listed, government-controlled, gas and energy company that constructs gas pipelines and infrastructure and distributes and transmits natural gas to industrial, commercial and household users, EgyptCo, a subsidiary of Höegh LNG, and SPEC, which is owned 51% by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas, and 49% by private equity investors. For the years ended December 31, 2016 and 2015, time charter revenues in the consolidated statements of income are from PGN LNG and EgyptCo. Revenues included as a component of equity in earnings of joint ventures are from GDF Suez and accounted for 100% of our joint ventures’ time charter revenues for all periods presented. GDF Suez is a subsidiary of ENGIE, a French publicly listed, government-backed, electric utility company. On November 8, 2017, ENGIE announced that it had entered into an agreement to sell its upstream LNG assets to Total S.A.

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

A portion of the operating cost for the PGN FSRU Lampung will increase for inflation in Indonesia, including part of the crew and certain supplies. Indonesian inflation has ranged from approximately 3.0% to approximately 6.5% in recent years. The PGN FSRU Lampung time charter provides that the operating cost component of the hire rate, established at the beginning of the time charter, will increase by a fixed percentage per year for the first five years and be reset each fifth year based on the average increase over the previous five years, which is expected to mitigate to some extent cost increases.

The Höegh Gallant operates in Egypt and inflation in Egypt has ranged from approximately 10.0% to over 23.0% in recent years however, a limited amount of operating expenses related to the Höegh Gallant is denominated in EGP. Most expenses are denominated in U.S. Dollars. Therefore, the inflation in Egypt has not had and is not expected to have a material impact on the consolidated financial statements. The Höegh Gallant time charter does not have pass-through provisions for operating costs. As such, we bear the risk of cost increases due to inflation and exchange rates. A review of the hire rate under the Höegh Gallant time charter may be conducted in approximately one year but a revised rate can only be implemented after written approval by both parties to the time charter.

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

Other indemnifications. Under the omnibus agreement, Höegh LNG will also indemnify the Partnership for losses:

·	related to certain defects in title to the assets contributed or sold to the Partnership and any failure to obtain, prior to the time they were contributed to the Partnership, certain consents and permits necessary to conduct the business, which liabilities arise within three years after the closing of the IPO;

·	related to certain tax liabilities attributable to the operation of the assets contributed or sold to the Partnership prior to the time they were contributed or sold;

·	in the event that the Partnership does not receive hire rate payments under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter. The Partnership was indemnified by Höegh LNG for the September 2014 and October 2014 invoices not paid by PGN LNG (refer to notes 17 and 20 of our consolidated financial statements);

·	with respect to any obligation to pay liquidated damages to PGN LNG under the PGN FSRU Lampung time charter for failure to deliver the PGN FSRU Lampung by the scheduled delivery date set forth in the PGN FSRU Lampung time charter;

·	with respect to any non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project (including the construction of the Mooring) occurring prior to the date of acceptance of the PGN FSRU Lampung pursuant to the time charter; and

·	pursuant to a letter agreement dated August 12, 2015, Höegh LNG confirmed that the indemnification provisions of the omnibus agreement include indemnification for all non-budgeted, non-creditable Indonesian value added taxes and non-budgeted Indonesian withholding taxes, including any related impact on cash flow from PT Höegh and interest and penalties associated with any non-timely Indonesian tax filings related to the ownership or operation of the PGN FSRU Lampung and the Mooring whether incurred (i) prior to the closing date of the IPO, (ii) after the closing date of the IPO to the extent such taxes, interest, penalties or related impact on cash flows relate to periods of ownership or operation of the PGN FSRU Lampung and the Mooring and are not subject to prior indemnification payments or deemed reimbursable by the charterer under its audit of the taxes related to the PGN FSRU Lampung time charter for periods up to and including June 30, 2015, or (iii) after June 30, 2015 to the extent withholding taxes exceed the minimum amount of withholding tax due under Indonesian tax regulations due to lack of documentation or untimely withholding tax filings. The Partnership is indemnified for recovery of the $6.2 million VAT liability related to a Mooring invoice.

For the years ended December 31, 2017 and 2016, the Partnership filed claims for indemnification of non-budgeted expenses (including warranty provisions, withholding tax and other non-budgeted expenses) of $0.7 million and $2.1 million, respectively. The Partnership filed claims for indemnification with respect to non-budgeted expenses (including the warranty provision, value added tax, withholding tax, other non-budgeted expenses and costs related to the restatement of the Partnership’s 2014 financial statements filed with the SEC on November 30, 2015) of $7.7 million in the year ended December 31, 2015. Indemnification payments received from Höegh LNG are subject to repayment to the extent the amounts are subsequently recovered from insurance or deemed reimbursable by the charterer. Indemnification payments of $1.6 million, $2.4 million and $6.6 million were received from Höegh LNG for the years ended December 31, 2017, 2016 and 2015, respectively, and were recorded as a contribution to equity. As provided by the omnibus agreement, the Partnership was indemnified by Höegh LNG for the September and October 2014 invoices not paid by PGN LNG in 2014 which were recognized as revenue in 2014 when the proceeds were received, consistent with the accounting policy for loss of hire insurance. Part of the revenue recognized in 2014 related to reimbursement by the charterer of certain 2014 costs. As a result of the conclusion of an audit in 2017 of the amount of reimbursement by the charterer of 2014 costs, revenue previously recognized by the Partnership in 2014 was deemed reimbursable by the charterer. In addition, certain 2014 and 2015 costs previously indemnified by Höegh LNG, and reflected as contributions to equity, were deemed reimbursable by the charterer. As a result, the Partnership is refunding to Höegh LNG approximately $2.5 million related to previously recognized revenue that was deemed reimbursable in 2017 and $1.5 million as a cash distribution to equity. Refer to notes 17 and 20 of our consolidated financial statements.

Under the contribution, purchase and sale agreement entered into with respect to the purchase of the entity that indirectly owns the Höegh Gallant, Höegh LNG will indemnify the Partnership for:

•	losses from breach of warranty;
•	losses related to certain environmental and tax liabilities attributable to the operation of the Höegh Gallant prior to the closing date;
•	all capital gains tax or other export duty incurred in connection with the transfer of the Höegh Gallant outside of Höegh Cyprus’s permanent establishment in a Public Free Zone in Egypt;
•	any recurring non-budgeted costs owed to Höegh LNG Management with respect to payroll taxes;
•	any non-budgeted losses suffered or incurred in connection with the commencement of services under the time charter with EgyptCo or EgyptCo’s time charter with EGAS; and
•	liabilities under the Gallant/Grace facility not attributable to the Höegh Gallant .

Additionally, Höegh LNG has guaranteed the payment of hire by EgyptCo pursuant to the time charter for the Höegh Gallant under certain circumstances.

For the years ended December 31, 2017 and 2016, the Partnership filed claims of $0.5 million and $1.3 million, respectively, for indemnification of losses incurred in connection with the commencement of services under the time charter with EgyptCo due to start up technical issues and $0.1 million for other costs incurred for the year ended December 31, 2016. Indemnification payments of $0.5 million and $1.4 million were received from Höegh LNG for the years ended December 31, 2017 and 2016, and were recorded as contributions to equity. Refer to notes 17 and 20 of our consolidated financial statements.

Under the contribution, purchase and sale agreement entered into with respect to the acquisition of the 51% ownership interest in the Höegh Grace entities, Höegh LNG will indemnify the Partnership for:

•	losses from breach of warranty;
•	losses related to certain environmental liabilities, damages or repair costs and tax liabilities attributable to the operation of the Höegh Grace prior to the closing date;
•	any recurring non-budgeted costs owed to tax authorities with respect to payroll taxes, taxes related to social security payments, corporate income taxes (including income tax for equality and surcharge on income tax for equality), withholding tax, port associations, local Cartagena tax, and financial transaction tax, including any penalties associated with taxes to the extent not reimbursed by the charterer;
•	any non-budgeted losses suffered or incurred in connection with the commencement of services under the Höegh Grace charter with SPEC; and
•	any losses suffered or incurred in relation to the performance guarantee we have provided with respect to the Höegh Grace charter, up to Höegh LNG’s pro rata share of such losses, based on its remaining ownership interest in Höegh Colombia Holding. This provision is not applicable after December 1, 2017, when the Partnership acquired the remaining 49% interest in the Höegh Grace entities.

On September 27, 2017, the Partnership entered into an indemnification agreement with Höegh LNG with respect to the boil-off claims under the Neptune and GDF Suez Cape Ann time charters, pursuant to which Höegh LNG will, among other things, indemnify the Partnership for its share of any losses and expenses related to or arising from the failure of either Neptune or GDF Suez Cape Ann to meet the performance standards related to the daily boil-off of LNG under their respective time charters (including any cash impact that may result from any settlement with respect to such claims, including any reduction in the hire rate under either time charter.) Refer to notes 17 and 20 of our consolidated financial statements.

A.	Operating Results

The following table summarizes our operating results for the years ended December 31, 2017, 2016 and 2015:

	Year ended December 31,
(in thousands of U.S. dollars)	2017	2016	2015
Statement of Income Data:
Time charter revenues	$143,531	$91,107	$57,465
Total revenues	143,531	91,107	57,465
Vessel operating expenses	(23,791)	(16,080)	(9,679)
Construction contract expenses	(151)	(315)	—
Administrative expenses	(9,910)	(9,718)	(8,733)
Depreciation and amortization	(21,054)	(10,552)	(2,653)
Total operating expenses	(54,906)	(36,665)	(21,065)
Equity in earnings (losses) of joint ventures	5,139	16,622	17,123
Operating income (loss)	93,764	71,064	53,523
Interest income	500	857	7,568
Interest expense	(30,085)	(25,178)	(17,770)
Gain (loss) on derivative instruments	2,463	1,839	949
Other items, net	(3,574)	(3,333)	(2,678)
Income (loss) before tax	63,068	45,249	41,592
Income tax expense	(3,878)	(3,872)	(313)
Net income (loss)	$59,190	$41,377	$41,279
Non-controlling interest in net income	10,408	—	—
Preferred unitholders' interest in net income	2,480	—	—
Limited partners' interest in net income (loss)	$46,302	$41,377	$41,279

Financial Highlights in 2017

The following sets forth our significant developments for the year ended December 31, 2017:

·	Total time charter revenues were $143.5 million for the year ended December 31, 2017 compared to $91.1 million for the year ended December 31, 2016;

·	Operating income was $93.8 million for the year ended December 31, 2017 compared to $71.1 million for the year ended December 31, 2016; operating income was impacted by unrealized gains on derivative instruments included in the Partnership’s share of equity in earnings of joint ventures for the years ended December 31, 2017 and 2016;

·	Unrealized gain on derivative instruments was $7.2 million and $7.1 million on the Partnership’s share of equity in earnings of joint ventures for the years ended December 31, 2017 and 2016, respectively;

·	The increase in operating income was mainly due to the inclusion of the results from the Höegh Grace being consolidated for the full year ended December 31, 2017 partly offset by the reduced contribution from equity in earnings of joint ventures mainly due to the impact of the accruals for boil-off claims for the joint ventures for the year ended December 31, 2017 compared to 2016;

·	Net income was $59.2 million for the year ended December 31, 2017 compared to $41.4 million for the year ended December 31, 2016;

·	On January 3, 2017, closed the acquisition of a 51% ownership interest in the Höegh Grace entities. The results of the Höegh Grace contributed to the Partnership’s earnings for the full year of 2017;

·	In October 2017, raised proceeds, net of underwriting discounts and expenses, of $110.9 million from the issuance of 4,600,000 Series A cumulative redeemable preferred units;

·	On December 1, 2017, acquired the remaining 49% ownership interest in the Höegh Grace entities.

Year Ended December 31, 2017 Compared with the Year Ended December 31, 2016

Time Charter Revenues. The following table sets forth details of our time charter revenues for the years ended December 31, 2017 and 2016:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Time charter revenues	$143,531	$91,107	$52,424

Time charter revenues for the year ended December 31, 2017 were $143.5 million, an increase of $52.4 million from $91.1 million for the year ended December 31, 2016. The increase mainly relates to the revenue for the Höegh Grace for the year ended December 31, 2017 which was consolidated on January 1, 2017. Excluding the revenue for the Höegh Grace, time charter revenues increased by approximately $0.7 million due to higher revenues from the one-off impact of the conclusion of an audit for the amount the charterer would reimburse for certain 2014 and 2015 costs for the PGN FSRU Lampung which more than offset the lower revenues for the Höegh Gallant. Higher total day equivalents used for scheduled and other maintenance in 2017 compared with 2016 resulted in lower revenues for the Höegh Gallant for the year ended December 31, 2017 compared to the year ended December 31, 2016. The PGN FSRU Lampung was on-hire for the full period for each of the years ended December 31, 2017 and 2016. The Höegh Grace was fully on-hire for the year ended December 31, 2017.

Time charter revenues for the PGN FSRU Lampung consisted of the lease element of the time charter, accounted for as a direct financing lease using the effective interest rate method, as well as fees for providing time charter services, reimbursement for vessel operating expenses and withholding taxes borne by the charterer. Time charter revenues for the Höegh Gallant consisted of the fixed daily hire rate which covers the operating lease and the provision of time charter services including the costs incurred to operate the vessel. The time charter revenues for the Höegh Grace consisted of a lease element accounted for as an operating lease, as well as fees for providing time charter services, reimbursement of vessel operating expenses and certain taxes incurred.

Vessel Operating Expenses. The following table sets forth details of our vessel operating expenses for the years ended December 31, 2017 and 2016:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Vessel operating expenses	$(23,791)	$(16,080)	$(7,711)

Vessel operating expenses for the year ended December 31, 2017 were $23.8 million, an increase of $7.7 million from $16.1 million for the year ended December 31, 2016. The increase was mainly due to the inclusion of the Höegh Grace entities for the entire year of 2017. Excluding the vessel operating expenses for the Höegh Grace, the PGN FSRU Lampung and the Höegh Gallant had higher operating expenses of approximately $0.3 million in part due to higher maintenance costs during the period.

Construction Contract Expenses. The following table sets forth details of our construction contract expenses for the years ended December 31, 2017 and 2016:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Construction contract expenses	$(151)	$(315)	$164

The Mooring is an offshore installation that is used to moor the PGN FSRU Lampung to offload natural gas into an offshore pipe that transports the gas to a land terminal for the charterer, PGN LNG. The Mooring was constructed on behalf of, and was sold to, PGN LNG with final acceptance in 2014. As of December 31, 2014, a warranty allowance of $2.0 million was recorded to construction contract expenses for technical issues that required the replacement of equipment parts for the Mooring. During 2016, the final replacement parts were ordered and an updated estimate prepared for the installation cost to complete the warranty replacements. The revised estimate exceeded the remaining warranty allowance. As a result, an additional warranty provision of $0.3 million was recorded for the year ended December 31, 2016. The warranty work, including the installation of the replacement parts, was completed in 2017. The actual cost exceeded the remaining warranty allowance resulting in additional expense of $0.2 million for the year ended December 31, 2017. We anticipate that part of the costs incurred for the remaining warranty replacements, net of deductible amounts, will be recoverable under insurance coverage. An insurance claim was filed with the insurance carrier. The insurance claims can only be recognized in the consolidated financial statements when the claims submitted are probable of recovery. We were indemnified by Höegh LNG for all warranty provisions at the time the costs are incurred, subject to repayment to the extent recovered by insurance. For additional information, refer to note 20 of our consolidated financial statements.

Administrative Expenses. The following table sets forth details of our administrative expenses for the years ended December 31, 2017 and 2016:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Administrative expenses	$(9,910)	$(9,718)	$(192)

Administrative expenses for the year ended December 31, 2017 were $9.9 million, an increase of $0.2 million from $9.7 million for the year ended December 31, 2016. The increase reflects approximately $1.0 million of higher administrative expenses due to the inclusion of the Höegh Grace entities for the entire year of 2017 which were partly offset by lower administrative expenses for partnership expenses and for the PGN FSRU Lampung.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the years ended December 31, 2017 and 2016:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Depreciation and amortization	$(21,054)	$(10,552)	$(10,502)

Depreciation and amortization for the year ended December 31, 2017 was $21.1 million, an increase of $10.5 million from $10.6 million for the year ended December 31, 2016. The increase of $10.5 million was due to the inclusion of the depreciation expense of the Höegh Grace as a result of the acquisition. Prior to the acquisition of the Höegh Grace entities, depreciation only related to the Höegh Gallant.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the years ended December 31, 2017 and 2016:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Total operating expenses	$(54,906)	$(36,665)	$(18,241)

Total operating expenses for the year ended December 31, 2017 were $54.9 million, an increase of $18.2 million from $36.7 million for the year ended December 31, 2016. The increase was mainly due to the additional vessel operating expenses and depreciation for the year ended December 31, 2017 as a result of acquiring the Höegh Grace which was consolidated and included in operations from January 1, 2017.

Equity in Earnings (Losses) of Joint Ventures. The following table sets forth details of our equity in earnings of joint ventures for the years ended December 31, 2017 and 2016:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Equity in earnings (losses) of joint ventures	$5,139	$16,622	$(11,483)

Equity in earnings of joint ventures for the year ended December 31, 2017 was $5.1 million, a decrease of $11.5 million from equity in earnings of $16.6 million for the year ended December 31, 2016. Unrealized gains on derivative instruments in our joint ventures significantly positively impacted the equity in earnings of joint ventures for both years by approximately the same amount.

Our share of our joint ventures’ operating income was $11.9 million for the year ended December 31, 2017, a decrease of $12.7 million compared with $24.6 million for the year ended December 31, 2016. The decrease mainly related to accruals for the probable liability for boil-off claims under the time charters. Our 50% share of the accrual was approximately $11.9 million for the year ended December 31, 2017. For additional information, refer to "Segments; Joint venture FSRUs" below and notes 16 and 20 of our consolidated financial statements. Please also read “Item 3.D. Risk Factors” for additional information. Excluding the accrual, our share of our joint ventures’ operating income decreased by $0.8 million mainly due to lower revenues, higher vessel operating expenses and depreciation which were partially offset by lower administrative expenses.

Our share of other income (expense), net, principally consisting of interest expense, was $13.9 million for the year ended December 31, 2017, a reduction of $1.2 million from $15.1 million for the year ended December 31, 2016. The reduction in interest expense was due to lower outstanding debt as a result of repayment of principal during 2017.

Our share of unrealized gains on derivative instruments was $7.2 million for the year ended December 31, 2017, an increase of $0.1 million compared to $7.1 million for the year ended December 31, 2016. The joint ventures utilize interest rate swap contracts to exchange floating interest rate payments for fixed interest rate payments to reduce the exposure to interest rate variability on their outstanding floating-rate debt. The interest rate swap contracts are not designated as hedges for accounting purposes. As a result, there is volatility in earnings for the unrealized exchange gains and losses on the interest rate swap contracts. Historically, the joint ventures have accumulated unrealized losses on the interest rate swaps due to declining interest rates, which has resulted in liabilities for derivative instruments and an accumulated deficit in equity on their balance sheets.

There was no accrued income tax expense for the years ended December 31, 2017 and 2016. Our joint ventures did not pay any dividends for the years ended December 31, 2017 and 2016.

Operating Income. The following table sets forth details of our operating income for the years ended December 31, 2017 and 2016:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Operating income (loss)	$93,764	$71,064	$22,700

Operating income for the year ended December 31, 2017 was $93.8 million, an increase of $22.7 million from $71.1 million for year ended December 31, 2016. Excluding the impact of the unrealized gains on derivatives for the years ended December 31, 2017 and 2016 impacting the equity in earnings of joint ventures, operating income for the year ended December 31, 2017 would have been $86.6 million, an increase of $22.6 million from $64.0 million for year ended December 31, 2016. The increase is primarily a result of the Höegh Grace being consolidated for the full year ended December 31, 2017 partly offset by the reduced contribution from equity in earnings of joint ventures mainly due to the impact of the accruals for boil-off claims for the joint ventures for the year ended December 31, 2017 compared to 2016.

Interest Income. The following table sets forth details of our interest income for the years ended December 31, 2017 and 2016:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Interest income	$500	$857	$(357)

Interest income for the year ended December 31, 2017 was $0.5 million, a decrease of $0.4 million from $0.9 million for the year ended December 31, 2016. Interest income is mainly related to interest accrued on the advances to our joint ventures for the years ended December 31, 2017 and 2016, respectively. The decrease in interest income from joint ventures in the year ended December 31, 2017 is due to repayments made by our joint ventures of a portion of the principal of the shareholder loans and accrued interest between the periods. The interest rate under the shareholder loans to our joint ventures is a fixed rate of 8.0% per year.

Interest Expense. The following table sets forth details of our interest expense for the years ended December 31, 2017 and 2016:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Interest expense	$(28,280)	$(21,990)	$(6,290)
Commitment fees	(977)	(1,175)	198
Amortization of debt issuance cost and fair value of debt assumed	(828)	(2,013)	1,185
Total interest expense	$(30,085)	$(25,178)	$(4,907)

Interest expense for the year ended December 31, 2017 was $30.1 million, an increase of $4.9 million from $25.2 million for the year ended December 31, 2016. Interest expense consists of the interest incurred, commitment fees and amortization of debt issuance cost and the adjustment for the fair value of debt assumed for the period.

The interest incurred of $28.3 million for the year ended December 31, 2017 increased by $6.3 million compared to $22.0 million for the year ended December 31, 2016, principally due to higher average outstanding loan balances from the acquisition of the Höegh Grace entities which was partially offset by lower average loan balances on the seller's credit note and the revolving credit facility. In January 2017, we acquired a 51% ownership interest in the Höegh Grace entities and assumed the Grace facility (as defined below). We used part of the proceeds received from the common unit offering in December 2016 to repay $12.6 million on the seller's credit note, issued in connection with the acquisition of Höegh Gallant on October 1, 2015. We used part of the proceeds received from the Series A preferred unit offering in October 2017 to repay the remaining balance of $34.4 million on the seller's credit note and the outstanding balance of $24.3 million on the revolving credit facility. In December 2017, we drew $41.4 million and $10.4 million on the revolving credit facility in connection with the acquisition of the remaining 49% interest in the Höegh Grace entities and for general partnership purposes, respectively.

Commitment fees were $1.0 million and $1.2 million for the years ended December 31, 2017 and 2016, respectively. The commitment fees relate to the undrawn portion of the $85 million revolving credit facility for the years ended December 31, 2017 and 2016.

Amortization of debt issuance cost and fair value of debt assumed for the year ended December 31, 2017 was $0.8 million, a decrease of $1.2 million compared to $2.0 million for the year ended December 31, 2016. As a result of the acquisition of the Höegh Grace entities, the long-term debt assumed under the Grace facility was recognized at its fair value which is amortized to interest expense using the effective interest method. The impact for the year ended December 31, 2017 was a reduction to interest expense of approximately $0.7 million compared to the year ended December 31, 2016. Amortization of debt issuance cost related to the Lampung facility reduced by $0.5 million for the year ended December 31, 2017 compared to 2016 as an effect of the effective interest method used.

Gain (Loss) on Derivative Instruments. The following table sets forth details of our gain/loss on derivative instruments for the years ended December 31, 2017 and 2016:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Gain (loss) on derivative instruments	$2,463	$1,839	$624

Gain on derivative instruments for the year ended December 31, 2017 was $2.4 million, an increase of $0.6 million from a gain on derivative instruments of $1.8 million for the year ended December 31, 2016. Gain on derivative instruments for the year ended December 31, 2017 related to the interest rate swaps for the Lampung, the Gallant and the Grace facilities, while the gain on derivative instruments for the year ended December 31, 2016 related to the interest rate swaps for the Lampung and the Gallant facilities. The gain principally related to the amortization gain of the amount excluded from hedge effectiveness, net of the amortization loss related to the interest rate swaps reclassified from accumulated other comprehensive income and the loss on the ineffective portion of the cash flow hedges. The interest rate swaps are designated as cash flow hedges of the variable interest payments on the Lampung, the Gallant and the Grace facilities and the effective portion of the changes in fair value of the hedges are recorded in other comprehensive income. The increase is mainly due to higher amortization of the amount excluded from hedge effectiveness related to interest rate swaps for the Grace facility.

Other Items, Net. The following table sets forth details of our other items for the years ended December 31, 2017 and 2016:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Foreign exchange gain (loss)	$(968)	$(383)	$(585)
Bank charges, fees and other	(107)	(183)	76
Withholding tax on interest expense and other	(2,499)	(2,767)	268
Total other items, net	$(3,574)	$(3,333)	$(241)

Other items, net for the year ended December 31, 2017 was $3.6 million, an increase of $0.3 million from $3.3 million for the year ended December 31, 2016. The increase was mainly due to higher foreign exchange losses partly offset by reduced withholding tax for the year ended December 31, 2017 compared to the year ended December 31, 2016.

Foreign exchange losses for the year ended December 31, 2017 was $1.0 million, an increase of $0.6 million from $0.4 million for the year ended December 31, 2016. The foreign exchange losses for the year ended December 31, 2017 mainly relate to the PGN FSRU Lampung and settlement of a long-term VAT liability denominated in Indonesian Rupiah. The VAT liability originated in 2014. We have also certain monetary assets and liabilities denominated in Egyptian pounds related to the operations of the Höegh Gallant. On March 14, 2016, the Egyptian authorities devalued the Egyptian pound to U.S. dollar by approximately 14%, resulting in a foreign exchange loss of approximately $0.2 million. On November 3, 2016, the Egyptian central bank announced the intention to allow the Egyptian pound to trade freely and increased the interest rates by 300 basis points, resulting in an additional foreign exchange loss of approximately $0.1 million.

Withholding tax on interest expense and other for the year ended December 31, 2017 was $2.5 million, a decrease of $0.3 million from $2.8 million for the year ended December 31, 2016. Withholding tax is primarily payable on interest expense to parties outside of Singapore and Indonesia.

Income (Loss) Before Tax. The following table sets forth details of our income before tax for the years ended December 31, 2017 and 2016:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Income (loss) before tax	$63,068	$45,249	$17,819

Income before tax for the year ended December 31, 2017 was $63.0 million, an increase of $17.8 million from $45.2 million for the year ended December 31, 2016. The increase is primarily a result of the contribution from the acquisition of the Höegh Grace entities partly offset by the reduced contribution from equity in earnings of joint ventures mainly due to the impact of the accruals for boil-off claims for the joint ventures for the year ended December 31, 2017 compared to 2016.

Income Tax Expense. The following table sets forth details of our income tax expense for the years ended December 31, 2017 and 2016:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Income tax expense	$(3,878)	$(3,872)	$(6)

Income tax expense was $3.9 million for each of the years ended December 31, 2017 and 2016. The increase in income tax expense in 2017 related to Colombian source income due to the acquisition of the Höegh Grace entities was largely offset by the reduction in income tax expense in Indonesia.

We are not subject to Marshall Islands corporate income taxes. However, we are subject to tax for earnings of our subsidiaries incorporated in Indonesia, Singapore, Cyprus, the UK and for certain Colombian source income. For the years ended December 31, 2017, the income tax expense principally related to our subsidiaries in Indonesia, Singapore and Colombia. For the year ended December 31, 2016, the tax expense principally related to our Indonesian subsidiary and our Singapore subsidiary. The Singapore subsidiary’s taxable income mainly arises from internal interest income. The charterer in Colombia pays certain taxes directly to the Colombian tax authorities on behalf of our subsidiaries that own and operate the Höegh Grace. The tax payments are a mechanism for advance collection of part of the income taxes for the Colombian subsidiary and a final income tax on Colombian source income for the non-Colombian subsidiary. We concluded these third party payments to the tax authorities represent income taxes that must be accounted for under the guidance for income taxes. The amount of non-cash income tax expense was $0.9 million for the year ended December 31, 2017.

During 2015, the Indonesian Minister of Finance introduced new regulations effective for 2016 that limited the amount of interest expense that was deductible for current income taxes where the Indonesian corporate taxpayer’s debt to equity ratio exceeds 4:1. Certain industries, including the infrastructure industry, were exempted from the debt to equity ratio requirements. Although the “infrastructure industry” was not defined in the new regulations, additional guidance was expected to be provided by the Indonesian tax authorities during 2016. Because no subsequent guidance was issued, the Indonesian subsidiary reported its income tax expense as of December 31, 2016 and filed its 2016 tax return applying the limitations on the deductibility of interest expense. The increased taxable income, utilized all the remaining tax loss carry forward from 2014 for which a valuation allowance was recorded, and resulted in an income tax expense of $2.2 million for an uncertain tax position for the year ended December 31, 2016.

Following an evaluation of how the application of the infrastructure industry exemption was being applied, it was concluded in 2017 that the infrastructure exemption did apply to the Indonesian subsidiary. Accordingly, the 2016 tax return was amended without the limitation on the deductibility of the interest expense which reduced taxable income, reinstated the amount of 2014 tax loss carryforward that had been utilized in 2016, and reversed the uncertain tax position recorded as current income tax expense for 2016. For the year ended December 31, 2017, tax benefits were recorded of $1.5 million and $2.2 million for the reinstatement of the tax loss carryforward and the reversal of the uncertain tax position, respectively, due to the amendment of the 2016 tax return. As of December 31, 2017, the infrastructure exemption has also been applied by the Indonesian subsidiary for the reported income tax expense. The majority of the remaining tax loss carryforward from 2014 was utilized in 2017.

A valuation allowance for deferred tax assets is recorded when it is more-likely-than-not that some or all of the benefit will not be realized based on consideration of all the positive and negative evidence. As of December 31, 2016, the Indonesian subsidiary had generated taxable income for several years and was in a net deferred tax liability position. As a result, management concluded that all deferred tax assets for the Indonesian subsidiary were more-likely-than-not to be realized as of December 31, 2016. A reduction in the valuation allowance of $4.6 million was recorded to income tax expense in the consolidated statement of income for the year ended December 31, 2016.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. In 2013, a tax loss was incurred in Indonesia principally due to unrealized losses on foreign exchange that does not impact the income statement prepared in the functional currency of U.S. dollars. Due to the uncertainty of realizing the benefit of the 2013 tax loss carryforward, no deferred tax asset or benefit was recognized in 2013. As a result of being unable to utilize the 2013 tax loss carry forward for the 2016 taxable income, a long-term income tax liability and income tax expense of $2.2 million was recognized for the uncertain tax position as of and for the year ended December 31, 2016. As described above, the uncertain tax position was reversed and a tax benefit recorded of $2.2 million as a result of amending the 2016 tax return of the Indonesian subsidiary for the year ended December 31, 2017. Please refer to note 9 to our consolidated financial statements.

Net Income (Loss). The following table sets forth details of our net income for the years ended December 31, 2017 and 2016:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Net income (loss)	$59,190	$41,377	$17,813
Non-controlling interest in net income	10,408	—	10,408
Preferred unitholders' in net income	2,480	—	2,480
Limited partners' interest in net income (loss)	$46,302	$41,377	$4,925

As a result of the foregoing, net income for the year ended December 31, 2017 was $59.2 million, an increase of $17.8 million compared with net income of $41.4 million for the year ended December 31, 2016. Net income of $10.4 million was attributable to non-controlling interest for the 49% interest in the Höegh Grace entities not owned by us in the period from January 1, 2017 to November 30, 2017. Net income of $2.5 million was attributable to the preferred unitholders due the issuance of preferred units on October 5, 2017. Our limited partners' interest in net income, which includes our 51% interest in the Höegh Grace entities for the period from January 1, 2017 to November 30, 2017 and 100% interest in the Höegh Grace entities from December 1, 2017 to December 31, 2017, was $46.3 million for the year ended December 31, 2017, an increase of $4.9 million from $41.4 million for the year ended December 31, 2016.

Segments

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net) less the non-controlling interest in Segment EBITDA. Segment EBITDA is reconciled to operating income and net income in the segment presentation below. Please read “Item 3.A. Selected Financial Data—Non-GAAP Financial Measures” for a definition of Segment EBITDA and a reconciliation of Segment EBITDA to net income. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization, interest income from advances to joint ventures and interest expense related to the seller’s credit note and the outstanding balance on the $85 million revolving credit facility are included in “Other.”

For the year ended December 31, 2017, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung, the operating leases related to the Höegh Gallant and the Höegh Grace consolidated on January 1, 2017. For the year ended December 31, 2016, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating lease related to the Höegh Gallant.

For the years ended December 31, 2017 and 2016, Joint venture FSRUs include the operating leases related to two 50% owned FSRUs, the Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the consolidated financial statements, except that i) Joint venture FSRUs are presented under the proportional consolidation method for the segment note in the Partnership's consolidated financial statements and under equity accounting for the consolidated financial statements and ii) non-controlling interest in Segment EBITDA is subtracted in the segment note to reflect the Partnership’s interest in Segment EBITDA as the Partnership’s segment profit measure, Segment EBITDA. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting. On January 1, 2017, the Partnership began consolidating its acquired 51% interest in the Höegh Grace entities. Since the Partnership obtained control of the Höegh Grace entities, it consolidates 100% of the revenues, expenses, assets and liabilities of the Höegh Grace entities and the interest not owned by the Partnership was reflected as non-controlling interest in net income and non-controlling interest in total equity. Management monitored the results of operations of the Höegh Grace entities based on the Partnership’s 51% interest in Segment EBITDA of such entities and, therefore, subtracted the non-controlling interest in Segment EBITDA to present Segment EBITDA. The adjustment to non-controlling interest in Segment EBITDA is reversed to reconcile to operating income and net income in the segment presentation. On December 1, 2017, the Partnership acquired the remaining 49% ownership interest in the Höegh Grace entities and, as of that date, there is no longer a non-controlling interest in the Höegh Grace entities.

Majority Held FSRUs. The following table sets forth details of segment results for the Majority held FSRUs for the years ended December 31, 2017 and 2016:

	Year ended		Positive
Majority Held FSRUs	December 31,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Time charter revenues	$143,531	$91,107	$52,424
Total revenues	143,531	91,107	52,424
Vessel operating expenses	(23,791)	(16,080)	(7,711)
Construction contract expense	(151)	(315)	164
Administrative expenses	(3,821)	(2,963)	(858)
Less: Non-controlling interest in Segment EBITDA	(19,210)	—	(19,210)
Segment EBITDA	96,558	71,749	24,809
Add: Non-controlling interest in Segment EBITDA	19,210	—	19,210
Depreciation and amortization	(21,054)	(10,552)	(10,502)
Operating income (loss)	94,714	61,197	33,517
Gain (loss) on derivative instruments	2,463	1,839	624
Other financial income (expense), net	(29,656)	(23,381)	(6,275)
Income (loss) before tax	67,521	39,655	27,866
Income tax expense	(3,893)	(3,852)	(41)
Net income (loss)	$63,628	$35,803	$27,825
Non-controlling interest in net income	10,408	—	10,408
Limited partners' and preferred unitholders' interest in net income (loss)	$53,220	$35,803	$17,417

Time charter revenues for the year ended December 31, 2017 were $143.5 million, an increase of $52.4 million from $91.1 million for the year ended December 31, 2016. The increase mainly relates to the revenue for the Höegh Grace for the year ended December 31, 2017 which was consolidated on January 1, 2017. Excluding the revenue for the Höegh Grace, time charter revenues increased by approximately $0.7 million due to higher revenues from the one-off impact of the conclusion of an audit for the amount the charterer would reimburse for certain 2014 and 2015 costs for the PGN FSRU Lampung which more than offset the lower revenues for the Höegh Gallant. Higher total day equivalents used for scheduled and other maintenance in 2017 compared with 2016 resulted in lower revenues for the Höegh Gallant the year ended December 31, 2017 compared to the year ended December 31, 2016. The PGN FSRU Lampung was on-hire for the full period for each of the years ended December 31, 2017 and 2016. The Höegh Grace was fully on-hire for the year ended December 31, 2017.

Vessel operating expenses for the year ended December 31, 2017 were $23.8 million compared to $16.1 million for the year ended December 31, 2016. The increase was mainly due to the inclusion of the Höegh Grace entities for the entire year of 2017. Excluding the vessel operating expenses for the Höegh Grace, the PGN FSRU Lampung and the Höegh Gallant had higher operating expenses of approximately $0.3 million in part due to higher maintenance costs during the period.

Construction contract expenses were $0.2 million for the year ended December 31, 2017, a decrease of $0.1 million from $0.3 million for the year ended December 31, 2016. As discussed in more detail above, construction contract expenses related to replacement of equipment parts under the Mooring warranty.

Administrative expenses for the year ended December 31, 2017 were $3.8 million, an increase of $0.8 million from $3.0 million for the year ended December 31, 2016. Higher expenses for the year ended December 31, 2017 were mainly due to activities associated with the Höegh Grace, partly offset by a decrease in administrative expenses mainly related to the PGN FSRU Lampung.

Segment EBITDA for the year ended December 31, 2017 was $96.6 million, an increase of $24.8 million from $71.8 million for the year ended December 31, 2016. The increase was mainly due to the inclusion of the operations of the Höegh Grace consolidated on January 1, 2017.

Joint Venture FSRUs. The following table sets forth details of segment results for the Joint venture FSRUs for the years ended December 31, 2017 and 2016:

	Year ended		Positive
Joint Venture FSRUs	December 31,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Time charter revenues	$42,165	$43,272	$(1,107)
Accrual historical boil-off claim	(11,850)	—	(11,850)
Total revenues	30,315	43,272	(12,957)
Vessel operating expenses	(7,752)	(6,711)	(1,041)
Administrative expenses	(876)	(2,396)	1,520
Segment EBITDA	21,687	34,165	(12,478)
Depreciation and amortization	(9,815)	(9,525)	(290)
Operating income (loss)	11,872	24,640	(12,768)
Gain (loss) on derivative instruments	7,194	7,092	102
Other income (expense), net	(13,927)	(15,110)	1,183
Income (loss) before tax	5,139	16,622	(11,483)
Income tax expense	—	—	—
Net income (loss) & limited partners' and preferred unitholders' interest in net income (loss)	$5,139	$16,622	$(11,483)

Time charter revenues for the year ended December 31, 2017 were $42.2 million, a decrease of $1.1 million compared to $43.3 million for the year ended December 31, 2016. Reduced revenues for the year ended December 31, 2017 reflects that revenues for the year ended December 31, 2016 included reimbursements of certain administrative expenses incurred in preparation for the Neptune’s sub-charter in Turkey. On October 28, 2017, the GDF Suez Cape Ann arrived in Tianjin, China to serve as an FSRU pursuant to a sub-charter made by its charterer.

As further discussed in note 20 under "Joint ventures claims and accruals" of our consolidated financial statements, the joint ventures have recorded accruals for the probable liability for boil-off claims under the Neptune and the GDF Sues Cape Ann time charters. Under the time charters, the joint ventures undertake to ensure that the vessel meets specified performance standards at all times during the term of the time charters. The performance standards include the vessel not exceeding a maximum average daily boil-off of LNG, subject to certain contractual exclusions, as specified in the time charters. Pursuant to the charters, the hire rate is subject to deduction by the charterer by, among other things, sums due in respect of the joint ventures' failure to satisfy the specified performance standards during the period. On September 8, 2017, the charterer notified the joint ventures that it was formally making a claim for compensation in accordance with the provisions of the charters for a stated quantity of LNG exceeding the maximum average daily boil-off since the beginning for the charters. The claim asserted a gross amount of compensation for excess boil-off volume but the claim recognized that calculations for the amount required adjustment for allowable exclusions under the charterers. The parties have begun a process to refer the claim to arbitration. The charterer's revised claim as submitted in the arbitration request was a gross amount covering a shorter time period for the first performance period as defined in the time charters, as well as interest and expenses. Depending on interpretations of the contractual provisions including exclusions to the performance standards and based upon currently available information, it is estimated that our 50% share of the excess boil-off claim could range from zero to negligible amounts to approximately $29 million, or the gross amount claimed by the charterer. Accruals are recorded for loss contingencies or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The joint ventures determined the liability associated with the boil-off claim was probable and could be reasonably estimated resulting in an accrual. Our 50% share the accrual was estimated at approximately $11.9 million which was recorded as a reduction of time charter revenues as of September 30, 2017. The accrual was unchanged in the fourth quarter of 2017. The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments. To the extent that excess boil-off claims result in a settlement, we would be indemnified by Höegh LNG for its share of the cash impact of any settlement. However, other concessions or capital improvements, if any, would not be expected to be indemnified. Pending resolution of the boil-off claims, the joint ventures have suspended payment on their shareholder loans. Refer to “Item 3.D. Risk Factors” for additional information.

Vessel operating expenses for the year ended December 31, 2017 were $7.8 million, an increase of $1.1 million compared to $6.7 million for the year ended December 31, 2016. The increase in vessel operating expenses was mainly due to costs related to the operations in Turkey for the Neptune for the year ended December 31, 2017.

Administrative expenses for the year ended December 31, 2017 were $0.9 million, a decrease of $1.5 million compared to $2.4 million for the year ended December 31, 2016. The decrease in administrative expenses was largely due to increased costs in relation to preparations for the Neptune’s sub-charter in Turkey during 2016.

Segment EBITDA was $21.7 million for the year ended December 31, 2017, a decrease of $12.5 million compared with $34.2 million for the year ended December 31, 2016.

Other. The following table sets forth details of other results of Other for the years ended December 31, 2017 and 2016:

	Year ended		Positive
Other	December 31,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Administrative expenses	$(6,089)	$(6,755)	$666
Segment EBITDA	(6,089)	(6,755)	666
Operating income (loss)	(6,089)	(6,755)	666
Other financial income (expense), net	(3,503)	(4,273)	(770)
Income (loss) before tax	(9,592)	(11,028)	1,436
Income tax benefit (expense)	15	(20)	35
Net income (loss) & limited partners' and preferred unitholders' interest in net income (loss)	$(9,577)	$(11,048)	$1,471

Administrative expenses and Segment EBITDA for the year ended December 31, 2017 were each $6.1 million, a decrease of $0.7 million from $6.8 million for the year ended December 31, 2016.

The decrease in administrative expenses of $0.7 million was principally related to audit fees, legal fees and other expenses incurred in connection with the common unit offering in December 2016, the filing of financial statements for the Höegh Grace entities to be acquired, and the preparation for the acquisition of the 51% ownership interest in the Höegh Grace entities.

Other financial income (expense), net for the year ended December 31, 2017 was an expense of $3.5 million, a decrease of $0.8 million from an expense of $4.3 million for the year ended December 31, 2016. The decrease is mainly due to lower average outstanding balances on the seller's credit note, issued in connection with the acquisition of Höegh Gallant on October 1, 2015, and the revolving credit facility during 2017 compared to 2016. Other financial income (expense), net, which is not part of the segment measure of profits, includes interest income accrued on the advances to our joint ventures and interest expense on a seller’s credit note and interest expense including commitments fees on the $85 million revolving credit facility. We used part of the proceeds received from the common unit offering in December 2016 to repay $12.6 million on the seller's credit note. We used part of the proceeds received from the Series A preferred unit offering in October 2017 to repay the remaining balance of $34.4 million on the seller's credit note and the outstanding balance of $24.3 million on the revolving credit facility. In December 2017, we drew $41.4 million and $10.4 million on the revolving credit facility in connection with the acquisition of the remaining 49% interest in the Höegh Grace entities and for general partnership purposes, respectively.

Year Ended December 31, 2016 Compared with the Year Ended December 31, 2015

Financial Highlights in 2016

The following sets forth our significant developments for the year ended December 31, 2016:

·	Total time charter revenues were $91.1 million for the year ended December 31, 2016 compared to $57.5 million for the year ended December 31, 2015;

·	Operating income was $71.1 million for the year ended December 31, 2016 compared to $53.5 million for the year ended December 31, 2015; operating income was impacted by unrealized gains on derivative instruments on the Partnership’s share of equity in earnings of joint ventures for the years ended December 31, 2016 and 2015;

·	Unrealized gain on derivative instruments was $7.1 million and $9.3 million on the Partnership’s share of equity in earnings of joint ventures for the years ended December 31, 2016 and 2015, respectively;

·	The increase in operating income was primarily a result of the Höegh Gallant being consolidated for the full year ended December 31, 2016 compared with three months in 2015;

·	Net income was $41.4 million for the year ended December 31, 2016 compared to $41.3 million for the year ended December 31, 2015;

·	In December 2016, completed a 6,588,389 common unit offering raising approximately $111.5 million in net proceeds after underwriters’ discounts and offering expenses.

Time Charter Revenues. The following table sets forth details of our time charter revenues for the years ended December 31, 2016 and 2015:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2016	2015	variance
Time charter revenues	$91,107	$57,465	$33,642

Time charter revenues for the year ended December 31, 2016 were $91.1 million, an increase of $33.6 million from $57.5 million for the year ended December 31, 2015. The increase mainly relates to the revenue for the Höegh Gallant for the year ended December 31, 2016 which was acquired on October 1, 2015. The PGN FSRU Lampung was on-hire for the full period for each of the years ended December 31, 2016 and 2015. For the year ended December 31, 2016, higher total day equivalents used for scheduled and other maintenance for the Höegh Gallant occurred resulting in reduced hire. The Höegh Gallant was on-hire for the entire fourth quarter of 2015.

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

Under the omnibus agreement, all costs incurred for repairs under the warranty will be indemnified by Höegh LNG. For additional information, refer to note 20 of our consolidated financial statements.

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

Gain on derivative instruments for the year ended December 31, 2016 was $1.8 million, an increase of $0.9 million from a gain on derivative instruments of $0.9 million for the year ended December 31, 2015. Gain on derivative instruments for the years ended December 31, 2016 and 2015 related to the interest rate swaps for the Lampung facility and the Gallant facility. The gain principally related to the amortization gain on the amount excluded from hedge effectiveness, net of the amortization expense related to the interest rate swaps reclassified from accumulated other comprehensive income and the loss on the ineffective portion of the cash flow hedges. The interest rate swaps are designated as cash flow hedges of the variable interest payments on the Lampung and Gallant facilities and the effective portion of the changes in fair value of the hedges are recorded in other comprehensive income. The increase is mainly due to higher amortization of the amount excluded from hedge effectiveness related to interest rate swaps for the Gallant facility.

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

A valuation allowance for deferred tax assets is recorded when it is more-likely-than-not that some or all of the benefit will not be realized based on consideration of all the positive and negative evidence. Given the lack of historical operations in Indonesia, management of the Partnership concluded a valuation allowance should be established to reduce the deferred tax assets to the amount deemed more-likely-than-not of realization for the year ended December 31, 2015. Management concluded that $2.0 million of the deferred tax assets were more-likely-than-not to be realized over the term of the interest rate swaps related to the Lampung facility and recognized deferred tax assets for those amounts for the year ended December 31, 2015. As of December 31, 2016, the Indonesian subsidiary had generated taxable income for several years and was in a net deferred tax liability position. As a result, management concluded that all deferred tax assets for the Indonesian subsidiary were more-likely-than-not to be realized. A reduction in the valuation allowance of $4.6 million and $4.1 million was recorded to income tax expense in the consolidated statement of income for the years ended December 31, 2016 and 2015, respectively.

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

The accounting policies applied to the segments are the same as those applied in the financial statements, except that Joint venture FSRUs are presented under the proportional consolidation method for the segment note in the Partnership's consolidated financial statements and under equity accounting for the consolidated financial statements. Under the proportional consolidation method, 50% of the Joint venture FSRUs' revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting.

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

Time charter revenues for the year ended December 31, 2016 were $91.1 million, an increase of $33.6 million from $57.5 million for the year ended December 31, 2015. The increase mainly relates to the revenue for the Höegh Gallant for the year ended December 31, 2016 which was acquired on October 1, 2015. The PGN FSRU Lampung was fully on-hire for each of the years ended December 31, 2016 and 2015. For the year ended December 31, 2016, scheduled and other follow-on maintenance for the Höegh Gallant occurred resulting in some reduced or off-hire days. The Höegh Gallant was on-hire for the entire fourth quarter of 2015.

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

Total time charter revenues were $43.3 million and $42.7 million for the years ended December 31, 2016 and 2015, respectively. Revenues for time charter payments, including fees for reimbursement of operating expenses, for the year ended December 31, 2016 was $41.3 million, a reduction of $0.1 million from $41.4 million for the year ended December 31, 2015. The reduction in time charter revenues for the year ended December 31, 2016 was principally due to lower fees for reimbursement of vessel operating expenses which was partially offset by higher fees for reimbursement of administrative expenses incurred in preparation for the Neptune’s sub-charter in Turkey. The remaining revenues related to the amortization of deferred revenues for upfront payments for vessel modifications and drydocking payments from the charterer which increased approximately $0.7 million for the year ended December 31, 2016 compared with the year ended December 31, 2015. On December 11, 2016 the Neptune arrived at the Etki Terminal near the port of Aliaga in Izmir province on the west coast of Turkey to serve as an FSRU pursuant to a sub-charter made by its charterer. On January 19, 2017, the GDF Suez Cape Ann left Tianjin, China having completed its charterer and returned to the charterer’s LNG carrier pool.

Vessel operating expenses for the year ended December 31, 2016 were $6.7 million, a decrease of $1.9 million compared to $8.6 million for the year ended December 31, 2015. The decrease in vessel operating expenses was largely due to increased payroll costs for the crew related to the operations in China during 2015.

Administrative expenses for the year ended December 31, 2016 were $2.4 million, an increase of $1.5 million compared to $0.9 million for the year ended December 31, 2015. The higher administrative expenses are partly due to preparations for the Neptune’s sub-charter in Turkey. These expenses are reimbursed by the charterer.

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

Our sources of liquidity include cash balances, cash flows from our operations, interest and repayment of principal from our advances to our joint ventures, our undrawn balance of $27.4 million as of March 31, 2018 under the $85 million revolving credit facility from Höegh LNG and net proceeds from our ATM program (defined below). Cash and cash equivalents are denominated primarily in U.S. dollars. We do not currently use derivative instruments for other purposes than managing interest rate risks. The advances to our joint ventures (shareholder loans) are subordinated to the joint ventures’ long-term bank debt, consisting of the Neptune facility and the Cape Ann facility. Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of the joint ventures. As discussed in note 20 under "Joint ventures claims and accruals" to the consolidated financial statements, the joint ventures have recorded accruals for the probable liability for boil-off claim under the time charters. As a precaution, the joint ventures have suspended payments on the shareholder loans pending the outcome of the boil-off claim since the amounts and timing of a potential settlement are not clear. The suspension of the payments on the shareholder loans reduce cash flows available to us. Dividend distributions from our joint ventures require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans; and c) under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution. Dividends from Höegh Lampung may only be paid out of profits under Singapore law. Dividends from PT Höegh may only be paid if its retained earnings are positive under Indonesian law and requirements are fulfilled under the Lampung facility. In addition, PT Höegh as an Indonesian incorporated company is required to establish a statutory reserve equal to 20% of its paid up capital. The dividend can only be distributed if PT Höegh’s retained earnings are positive after deducting the statutory reserve. As of December 31, 2017, PT Höegh did not have adequate positive retained earnings to establish the required statutory reserves and therefore cannot make dividend payments under Indonesia law. However, subject to meeting a debt service ratio of 1.20 to 1.00, PT Höegh can distribute cash from its cash flow from operations to us as payment of intercompany accrued interest and/or intercompany debt, after quarterly payments of the Lampung facility and fulfilment of the “waterfall” provisions to meet operating requirements as defined by the Lampung facility. Under Cayman Islands law, Höegh FSRU III, Höegh FSRU IV and Höegh Colombia Holding may only pay distributions out of profits or capital reserves if the entity is solvent after the distribution. In addition, Höegh FSRU IV would also need to remain in compliance with the financial covenants under the Gallant/Grace facility. Dividends from Höegh Cyprus may only be distributed (i) out of profits and not from the share capital of the company and (ii) if after the dividend payment, Höegh Cyprus would remain in compliance with the financial covenants under the Gallant/Grace facility. Dividends from Höegh Colombia may only be distributed if after the dividend payment, Höegh Colombia would remain in compliance with the financial covenants under the Gallant/Grace facility.

As of December 31, 2017, we do not have material commitments for capital expenditures for our current business. As discussed in note 20 under "Joint ventures claims and accruals" in our consolidated financial statements, the joint ventures have a probable liability for a boil-off claim under the time charters. Our 50% share of the accrual was approximately $11.9 million as of December 31, 2017. The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments. The parties have begun the process to refer the claim to arbitration. To the extent that excess boil-off claims result in a settlement, we would be indemnified by Höegh LNG for its share of the cash impact of any settlement. However, other concessions or capital improvements, if any, would not be expected to be indemnified. Refer to “Item 3.D. Risk Factors” for additional information.

On October 5, 2017, we issued 4,600,000 8.75% Series A cumulative redeemable preferred units ("Series A preferred units") for proceeds net of underwriting discounts and expenses, of $110.9 million.

The series A preferred units represent perpetual equity interests in us and, unlike our debt, will not give rise to a claim for payment of a principal amount at a particular date. The Series A preferred units rank senior to our common units and subordinated units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up but junior to all of our debt and other liabilities. The Series A preferred units have a liquidation preference of $25.00 per unit. At any time on or after October 5, 2022, we may redeem, in whole or in part, the Series A preferred units at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption. The distribution rate on the Series A preferred unit is 8.75% per annum of the $25.00 per unit value (equivalent to $2.1875 per annum per unit). The distributions are cumulative from October 5, 2017 and will be payable quarterly when, and if declared by our board of directors out of legally available funds for such purpose. On February 15, 2018, we paid the first distribution of $3.7 million, or $0.78993 per Series A preferred unit, for the period commencing on October 5, 2017 to February 14, 2018.

On January 26, 2018, we entered into a sales agreement with B. Riley FBR Inc. (the "Agent"). Under the terms of the sales agreement, we may offer and sell up to $120 million aggregate offering amount of common and Series A preferred units (the "ATM program"), from time to time, through the Agent, acting as agent for us. Sales of such units may be made in negotiated transactions or transactions that are deemed to be “at the market” offerings, including sales made directly on the New York Stock Exchange or through a market marker other than on an exchange. As of March 31, 2018, we had sold 309,152 Series A preferred units at an average gross sales price of $26.14 per unit and received net proceeds, after sales commissions, of $7.9 million. As of March 31, 2018, we had sold 154,500 common units at an average gross sales price of $18.22 per unit and received net proceeds, after sales commissions, of $2.8 million. We have paid an aggregate of $0.2 million in sales commissions to the Agent in connection with such sales as of March 31, 2018.

As of December 31, 2017, the total outstanding principal on our long-term debt is $537.5 million, including $485.7 million on the Lampung, Gallant and Grace facilities, and $51.8 million on the $85 million revolving credit facility. Refer to “—Borrowing Activities—Long-term Debt” for a description of the facilities and note 14 to our consolidated financial statements.

We have not made use of derivative instruments for currency risk management purposes. We have interest rate swap contracts for the Lampung facility (“Lampung swaps”), the Gallant facility (“Gallant swaps”) and the Grace facility ("Grace swaps"). As of December 31, 2017, we had outstanding interest rate swap agreements for a total notional amount of $155.1 million, $124.3 million and $135.8 million to hedge against the interest rate risks of our long-term debt under the Lampung facility, the Gallant facility and the Grace facility, respectively. We apply hedge accounting for these interest rate swaps. We receive interest based on three month U.S. dollar LIBOR and pay fixed rates of 2.8% on the Lampung swaps, 1.9105% to 1.9145% on the Gallant swaps and 2.305% to 2.315% on the Grace swaps. The Lampung swaps amortize over 12 years to match the outstanding balance of the Lampung facility. From their inception, the Gallant swaps amortize over 5 years to match the outstanding balance of the Gallant facility. The Grace swaps amortize in line with the repayments of the Grace facility until their termination date on March 31, 2020. Refer to “Item 5.F. Tabular Disclosure of Contractual Obligations.” The carrying value of the liability for derivative instruments was $3.9 million as of December 31, 2017. In addition, our joint ventures have utilized interest rate swap contracts that are not designated as hedges for accounting purposes. Please read note 19 to our consolidated financial statements. For information about our joint ventures’ derivative instruments, please read note 12 to our joint ventures’ combined financial statements.

In connection with the IPO, we entered into an $85 million revolving credit facility with Höegh LNG that bears interest of at a rate equal to LIBOR plus a margin of 4.0%, which provides us with liquidity to fund our distributions and other general liquidity needs. In August 2016 and November 2016, we drew $5.4 million and $3.2 million, respectively, on the revolving credit. In February 2017, May 2017 and August 2017, we drew $1.6 million, $10.1 million and $4.0 million, respectively, on the revolving credit facility. In October 2017, we repaid the outstanding balance of $24.3 million on the revolving credit facility with a portion of the proceeds of the Series A preferred unit offering. In December 2017, we drew $41.4 million and $10.4 million on the revolving credit facility to fund part of the purchase price for the acquisition of the remaining 49% interest in the Höegh Grace entities and for general partnership purposes, respectively.

As of December 31, 2017, we had cash and cash equivalents of $22.7 million and an undrawn portion on the revolving credit facility of $33.2 million. Current restricted cash as of December 31, 2017 was $7.0 million of which relates to operating obligations of the PGN FSRU Lampung. Long-term restricted cash required under the Lampung facility was $13.6 million as of December 31, 2017. Our book value and outstanding principal of total long-term debt was $532.1 million and $537.5 million, respectively, as of December 31, 2017, including long-term debt financing our FSRUs and $51.8 million on the revolving credit facility due to owners and affiliates. The long-term debt is repayable in quarterly installments of $11.4 million. The first balloon payment for the long-term debt is for the Gallant facility due in September 2019 and the Grace facility and the revolving credit facility will be due in 2020. As of December 31, 2017, our total current liabilities exceeded total current assets by $17.4 million which is partly a result of mark-to market valuations of our interest rate swaps (derivative instruments) of $2.0 million and the current portion of long-term debt of $45.5 million being classified current while restricted cash of $13.6 million associated with the Lampung facility is classified as a long-term asset. We do not plan to terminate the interest rate swaps before their maturity and, as a result, we will not realize these liabilities. Further, the current portion of long-term debt reflects principal payments for the next twelve months which will be funded, for the most part, by future cash flows from operations. We do not intend to maintain a cash balance to fund our next twelve months’ net liabilities.

We believe our cash flows from operations, including distributions to us from PT Höegh, Höegh Cyprus, and Höegh FSRU IV as payment of intercompany interest and/or intercompany debt or dividends, will be sufficient to meet our debt amortization and working capital needs and maintain cash reserves against fluctuations in operating cash flows. In addition, we require liquidity to pay distributions to our unitholders. We believe the available balance on the $85 million revolving credit facility will provide us with adequate liquidity reserve to fund our distributions and other general liquidity needs. In addition, liquidity can also be supplemented, from time to time, by net proceeds of the ATM program, depending on the market conditions. As of December 31, 2017, the undrawn balance on the revolving credit facility was $33.2 million. In February 2018, an additional $5.4 million was drawn on the revolving credit facility. We believe our current resources, including the undrawn balance on the revolving credit facility, are sufficient to meet our working capital requirements for our current business for the next twelve months.

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

Cash Flows

Cash Flows for the Years ended December 31, 2017 and 2016

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the years presented:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2017	2016
Net cash provided by (used in) operating activities	$81,059	$39,428
Net cash provided by (used in) investing activities	(38,469)	(83,084)
Net cash provided by (used in) financing activities	(38,826)	29,703
Increase (decrease) in cash and cash equivalents	3,764	(13,953)
Cash and cash equivalents, beginning of period	18,915	32,868
Cash and cash equivalents, end of period	$22,679	$18,915

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $81.1 million for the year ended December 31, 2017 compared with $39.4 million for the year ended December 31, 2016. Before changes in working capital, net cash flows from operating activities were $84.6 million and $42.5 million for the years ended December 31, 2017 and 2016, respectively. The increase of $42.1 million was primarily the result of including the cash flows of Höegh Grace for the full year ended December 31, 2017 as a result of the acquisition of the 51% ownership interest effective on January 1, 2017. Changes in working capital contributed negatively to net cash provided by operating activities by $3.6 million for the year ended December 31, 2017, compared with a negative contribution of $3.0 million for the year ended December 31, 2016. For the year ended December 31, 2017, the negative contribution of changes in working capital was largely due to a decrease in accrued liabilities as a result of the conclusion of an audit for the amount the charterer would reimburse for certain 2014 and 2015 costs for the PGN FSRU Lampung. For the year ended December 31, 2016, the negative contribution of changes in working capital was mainly due to repayment and settlement of the working capital adjustment from the acquisition of the Höegh Gallant.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $38.5 million and $83.1 million for the year ended December 31, 2017 and 2016, respectively. For the year ended December 31, 2017, the cash used for the expenditure for the Höegh Grace entities was $137.5 million, of which $45.3 million related to the December transaction and $92.2 million related to the January transaction. The cash used in investing activities for the year ended December 31, 2017 primarily related to the cash payment of $45.3 million for part of the acquisition price for the remaining 49% interest in the Höegh Grace entities on December 1, 2017. The rest of the purchase price of $41.4 million was a non-cash transaction financed by draws on the revolving credit facility. The cash payments for the January 2017 acquisition of a 51% ownership interest in the Höegh Grace entities of $92.2 million was largely offset by the decrease of $91.8 million in cash designated for purchase of the Höegh Grace entities included in net cash used in financing activities. For year ended December 31, 2016, part of the proceeds from the issuance of common units of $91.8 million was included as cash designated for purchase of the Höegh Grace entities. Cash used in investing activities increased by $3.8 million in cash acquired in the purchase of the Höegh Grace entities and by the receipt of $3.5 million in principal on the direct financing lease of the PGN FSRU Lampung.

For the year ended December 31, 2016, cash used in investing activities primarily related to cash designated for the acquisition of a 51% ownership interest in the Höegh Grace entities of $91.8 million that closed on January 3, 2017 and cash used for expenditures for equipment of $0.5 million, which was partly offset by the receipt of $6.0 million for principal on advances to joint ventures and the receipt of $3.2 million in principal on the direct financing lease of the PGN FSRU Lampung.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was $38.8 million for the year ended December 31, 2017 compared with net cash provided by financing activities of $29.7 million for the year ended December 31, 2016.

Net cash used in financing activities for the year ended December 31, 2017 was mainly due to the repayment of $45.5 million on the Lampung, Gallant and Grace facilities, the repayment of $58.7 million to owners and affiliates, consisting of $34.4 repayment on the seller's credit note and $24.3 million on the revolving credit facility, the repayment of $5.9 million for part of a customer loan that funded value added taxes for import of the PGN FSRU Lampung, our payment of $57.0 million of cash distributions to our limited partners, cash distributions of $9.5 million to our non-controlling interest and the refund of indemnifications of $1.5 million previously received from Höegh LNG and subsequently deemed reimbursable by the charterer. This was partially offset by the receipt of $25.7 million drawn on the $85 million revolving credit facility, net proceeds, after deduction of underwriters' discounts and the expenses of the offering, of $110.9 million from the issuance of the Series A preferred units and receipt of $2.1 million from Höegh LNG for indemnification claims.

Net cash provided by financing activities for the year ended December 31, 2016 was largely due to the net proceeds, after deduction of underwriters’ discounts and the expenses of the offering, of $111.5 million from the common unit offering in December 2016, the receipt of $8.6 million drawn on the $85 million revolving credit facility and receipt of $3.8 million from Höegh LNG for indemnification claims. This was partly offset by repayments of $32.2 million on the Lampung and Gallant facilities, the repayment of $12.6 million on the seller’s credit, the repayment of $6.2 million for part of a customer loan that funded value added taxes for import of the PGN FSRU Lampung and our payment of $43.9 million of cash distributions to our limited partners.

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

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $39.4 million for the year ended December 31, 2016 compared with $42.8 million for the year ended December 31, 2015. Before changes in working capital, net cash flows from operating activities were $42.5 million and $30.4 million for the years ended December 31, 2016 and 2015, respectively. The increase of $12.1 million was primarily the result of including the cash flows of Höegh Gallant for the full year ended December 31, 2016 compared to three months for the year ended December 31, 2015. Changes in working capital contributed negatively to net cash provided by operating activities by $3.0 million for the year ended December 31, 2016, compared with a positive contribution of $12.4 million for the year ended December 31, 2015. For the year ended December 31, 2016, the negative contribution of changes in working capital was mainly due to repayment and settlement of the working capital adjustment from the acquisition of the Höegh Gallant. The positive contribution of changes in working capital for the year ended December 31, 2015 was largely attributable to the reduction in restricted cash related to operating activities.

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

Net cash provided by financing activities for the year ended December 31, 2016 was largely due to the net proceeds, after deduction of underwriters’ discounts and the expenses of the offering, of $111.5 million from the common unit offering in December 2016, the receipt of $8.6 million drawn on the $85 million revolving credit facility and receipt of $3.8 million from Höegh LNG for the indemnification claim under the omnibus agreement and the Höegh Gallant contribution, purchase and sale agreement. This was partly offset by repayments of $32.2 million on the Lampung and Gallant facilities, the repayment of $12.6 million on the seller’s credit, the repayment of $6.2 million for part of a customer loan that funded value added taxes for import of the PGN FSRU Lampung and our payment of $43.9 million of cash distributions to our limited partners.

Net cash used in financing activities for the year ended December 31, 2015 was mainly due to the repayment of $22.3 million on the Lampung and Gallant facilities, the repayment of $4.8 million for part of a customer loan that funded value added taxes for import of the PGN FSRU Lampung to Indonesia and our payment of $35.5 million of cash distributions to our limited partners. This was partially offset by the receipt of $6.6 million from Höegh LNG for the indemnification claims.

Borrowing Activities

Revolving Credit Facility and Seller’s Credit Note Due to Owners and Affiliates

The following table sets forth the revolving credit facility and seller’s credit due to owners and affiliates as of December 31, 2017 and 2016:

	As of December 31,
(in thousands of U.S. dollars)	2017	2016
Revolving credit facility	$51,832	$8,622
Seller’s credit note	—	34,383
Revolving credit facility and seller’s credit note due to owners and affiliates	$51,832	$43,005

Revolving Credit Facility with Höegh LNG

In connection with the IPO, we entered into an $85 million revolving credit facility with Höegh LNG.

On February 28, 2016, the maturity date of the $85 million revolving credit facility with Höegh LNG was extended to January 1, 2020, unless otherwise terminated due to an event of default. Interest on drawn amounts is payable quarterly at a rate equal to LIBOR plus a margin of 4.0%. Originally, we are required to pay a 1.4% annual commitment fee, payable quarterly, to Höegh LNG on undrawn available amounts under the revolving credit facility. On January 29, 2018, the revolving credit facility was amended eliminating the requirement to pay a commitment fee on the undrawn balance of the facility. Drawings on the revolving credit facility are subject to customary conditions precedent, including absence of a default or event of default and accuracy of representations and warranties in all material respects.

The revolving credit facility identifies various events of default that may trigger acceleration and cancellation of the facility, such as:

·	failure to repay principal and interest;

·	inaccuracy of representations and warranties;

·	cross-default to other indebtedness held by us or our subsidiaries; and

·	bankruptcy and certain other insolvency events.

As of December 31, 2017, the Partnership had drawn $51.8 million on the revolving credit facility. The Partnership had drawn $8.2 million under the facility as of December 31, 2016.

Seller’s Credit Note from Höegh LNG

On October 1, 2015, the Partnership financed part of the acquisition of the entity that indirectly owns the Höegh Gallant with a $47 million seller’s credit note from a subsidiary of Höegh LNG. On February 28, 2016, the maturity of the note was extended to January 1, 2020.

The seller’s credit note from Höegh LNG was unsecured and bore interest at a rate of 8.0% per year. Interest on the note was payable quarterly. We could prepay the seller’s credit note without penalty upon 10 business days’ notice to Höegh LNG. The seller’s credit note was subordinated to the obligations under the Gallant/Grace facility. On February 28, 2016, the maturity of the note was extended to January 1, 2020. We repaid $12.6 million of the seller’s credit note in December 2016 and we repaid in full the remaining balance of $34.4 million of the seller's credit note in October 2017. The seller's credit note cannot be redrawn.

Long-term Debt

The following table sets forth our long-term debt as of December 31, 2017 and 2016:

	As of December 31,
(in thousands of U.S. dollars)	2017	2016
Lampung facility:
Export credit tranche	$123,982	$138,868
FSRU tranche	31,164	35,340
Gallant facility:
Commercial tranche	120,743	130,222
Export credit tranche	33,000	36,667
Grace facility:
Commercial tranche	146,063	—
Export credit tranche	30,750	—
Outstanding principal	485,702	341,097
Lampung facility unamortized debt issuance cost	(7,494)	(9,357)
Gallant facility unamortized fair value of debt assumed	552	908
Grace facility unamortized fair value of debt assumed	1,543	—
Total debt	480,303	332,648
Less: Current portion of long-term debt	(45,458)	(32,208)
Long-term debt	$434,845	$300,440

Refer to “Item 5.F. Tabular Disclosure of Contractual Obligations” and note 14 in the consolidated financial statements for the maturity profile of the debt.

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

The FSRU tranche has an interest rate of LIBOR plus a margin of 3.4%. The interest rate for the export credit tranche is LIBOR plus a margin of 2.3%. The FSRU tranche is repayable quarterly over 7 years with a final balloon payment of $16.5 million. The export credit tranche is repayable in quarterly installments over 12 years assuming the balloon payment of the FSRU tranche is refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance upon maturity of the FSRU tranche. The weighted average interest rate, excluding the impact of the associated interest rate swaps, for the years ended December 31, 2017 and 2016 was 4.9% and 4.5%, respectively.

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

As of December 31, 2017 and 2016, the Borrower and the guarantor were in compliance with the financial covenants.

Höegh LNG, as guarantor, has issued the following guarantees related to the Lampung facility that remain in effect as of December 31, 2017: (a) an unconditional and irrevocable on-demand guarantee for the repayment of the balloon repayment installment of the FSRU tranche callable only at final maturity of the FSRU tranche; (b) an unconditional and irrevocable on-demand guarantee for all amounts due in respect of the export credit agent in the event that the export credit agent exercises its prepayment right for the export credit tranche if the FSRU tranche is not refinanced; and (c) undertaking that, if the time charter is terminated for an event of vessel force majeure, that under certain conditions, a guarantee will be provided for the outstanding debt, less insurance proceeds for vessel force majeure. In addition, all project agreements and guarantees are assigned to the bank syndicate and the export credit agent, all cash accounts and the shares in PT Höegh and Höegh Lampung are pledged in favor of the bank syndicate and the export credit agent.

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

Gallant/Grace Facility

On October 1, 2015, the Partnership acquired Höegh FSRU III, the entity that owns Höegh Cyprus, which owns the Höegh Gallant. On January 3, 2017, the Partnership acquired a 51% ownership interest in Höegh Colombia Holding, which indirectly owns the Höegh Grace, and on December 1, 2017, the Partnership acquired the remaining 49% interest in Höegh Colombia Holding. Höegh Cyprus, together with Höegh FSRU IV, the owner of the FSRU Höegh Grace, are borrowers (the “Borrowers”) under a term loan facility (the “Gallant/Grace facility”) with a syndicate of banks and an export credit agency for the purpose of financing a portion of the Höegh Gallant and the Höegh Grace. The facility is secured by, among other things, a first priority mortgage of the Höegh Gallant and the Höegh Grace, an assignment of the Höegh Cyprus rights under the time charter with EgyptCo, the assignment of EgyptCo’s rights under its time charter with EGAS, the assignment of a bank guarantee for the performance of EGAS under the time charter and a pledge of the Borrower’s, EgyptCo’s cash accounts and an assignment of Höegh FSRU IV’s and Höegh Colombia’s rights in the time charter agreements related to the Höegh Grace. The Partnership has provided a pledge of its shares in Höegh FSRU III, Höegh Cyprus and Höegh Colombia Holding, and Höegh LNG has provided a pledge of its shares in EgyptCo as security for the facility. Höegh Colombia Holding has provided a pledge of its shares in Höegh FSRU IV as security for the facility. Höegh LNG, Höegh Colombia Holding, Höegh FSRU III and the Partnership are guarantors for the facility.

The Gallant/Grace facility includes two commercial tranches and the export credit tranche related to the Höegh Gallant (the “Gallant facility”) and one commercial tranche and the export credit tranche related to the Höegh Grace (the “Grace facility”). All of the tranches under the Gallant/Grace facility are cross-defaulted, cross-collateralized and cross-guaranteed. The obligations of the Borrowers are joint and several. The interest rates vary by tranche. The two commercial tranches related to the Gallant facility and the commercial tranche related to the Grace facility have an interest rate of LIBOR plus a margin of 2.7% based on the facility agreement. The interest rate for the export credit tranche related to the Gallant facility has a fixed interest rate and guarantee commission of 4.18% and the interest rate for the export credit tranche related to the Grace facility has a fixed interest rate and guarantee commission of 4.07% based on the facility agreement. The commercial tranches related to the Gallant facility are repayable quarterly with a final balloon payment of $106.5 million due in September 2019. The commercial tranche related to the Grace facility is repayable quarterly with final balloon payment of $123.0 million due in June 2020. The export credit tranche related to the Gallant facility is repayable in quarterly installments with the final payment in October 2026 assuming the balloon payments of the commercial tranches are refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance of $26.6 million upon maturity of the commercial tranches. The export credit tranche related to the Grace facility is repayable in quarterly installments with the final payment in March 2028 assuming the balloon payments of the commercial tranche is refinanced. If not, the export credit agent can exercise a repayment right for repayment of the outstanding balance of $24.0 million upon maturity of the commercial tranche. The weighted average interest rate for the Gallant facility, excluding the impact of the associated interest rate swaps, for the years ended December 31, 2017 and 2016 was 4.0% and 3.6%, respectively. The weighted average interest rate for the Grace facility, excluding the impact of the associated interest rate swaps, for the year ended December 31, 2017 was 4.0%.

The fair value of the Gallant facility as of the Höegh Gallant acquisition date of October 1, 2015 has been determined based upon margins, fixed interest rates and guarantee commission had the financing been entered on the acquisition date. Based upon its fair value, the weighted average effective interest rate for the Gallant facility, excluding the impact of the associated interest rate swaps, was 3.8% and 3.4% for the years ended December 31, 2017 and 2016, respectively.

The fair value of the Grace facility as of the Höegh Grace acquisition date in January 2017, has been determined based upon margins, fixed interest rates and guarantee commission had the financing been entered on the acquisition date. Based upon its fair value, the weighted average effective interest rate for the Grace facility, excluding the impact of the associated interest rate swaps, was 3.7% for the year ended December 31, 2017.

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

If the security maintenance ratio is not maintained, the relevant Borrower has 30 days to provide more security or to repay part of the loan to be in compliance with the ratio no later than 30 days after notice from the lenders

As of December 31, 2017 and 2016, Höegh LNG, the Partnership and each Borrower were in compliance with the financial covenants.

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

Joint Ventures Debt

The debt of our joint ventures is not consolidated on our consolidated financial statements, but it is included as a component in “Investment in and advances to joint ventures” on our consolidated balance sheet in accordance with the equity method of accounting.

Loans Due to Owners (Shareholder Loans)

The loans due to owners consist of shareholder loans where the principal amounts, including accrued interest, are repaid based on available cash after servicing of long-term bank debt. As of December 31, 2017, our 50.0% share of the outstanding balance was $3.3 million. The shareholder loans are due not later than the 12th anniversary of the delivery date of each FSRU. The Neptune and the GDF Suez Cape Ann were delivered November 30, 2009 and June 1, 2010, respectively. The shareholder loans are subordinated to the long-term bank debt, consisting of the Neptune facility and the Cape Ann facility (described below). Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of our joint ventures. The shareholder loans bear interest at a fixed rate of 8.0% per year. The Partnership is due 50.0% of the outstanding balance and the other joint venture partners have, on a combined basis, an equal amount of shareholder loans outstanding at the same terms to each of our joint ventures.

The shareholder loans financed part of the construction of the vessels and operating expenses until the delivery and commencement of operations of the Neptune and the GDF Suez Cape Ann. In 2011, our joint ventures began repaying principal and a portion of the interest expense based on available cash after servicing of the external debt. The quarterly payments included a payment of interest for the first month of the quarter and a repayment of principal. Interest was accrued for the last two months of the quarter for repayment after the full principal is repaid at the end of the loans. The joint ventures repaid the original principal of all shareholder loans and all of the payments for the year ended December 31, 2017 represent payments of interest, including accrued interest to be repaid at the end of the loans. The shareholder loans are subordinated to long-term bank debt and the repayment plan is subject to quarterly discretionary revisions based on available cash after servicing of the long-term bank debt. As of September 30, 2017, the joint ventures suspended payments on the shareholder loans pending the outcome of the boil-off claim. Accordingly, the outstanding balance on the shareholder loans was classified as long-term as of December 31, 2017. Refer to note 20 to our consolidated financial statements under “Joint ventures claims and accruals.”

Neptune Facility

In December 2007, our joint venture owning the Neptune, as the borrower, entered into a $300 million secured facility with a syndicate of banks as long term financing of the construction of the Neptune (the “Neptune facility”). As of December 31, 2017, our 50.0% share of the outstanding balance, excluding deferred debt issuance cost, was $112.1 million. The Neptune facility is secured with a first priority mortgage of the Neptune, an assignment of its rights under the time charter and a pledge of the borrower’s cash accounts. We and the other owners of the borrower have provided a negative pledge of shares in the borrower as security for the facility. In addition, Höegh LNG and MOL guarantee funding of drydocking costs and remarketing efforts in the event of an early termination of the charter.

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

Cape Ann Facility

In December 2007, our joint venture owning the GDF Suez Cape Ann, as the borrower, entered into a $300 million secured facility with a syndicate of banks as long term financing of the construction of the GDF Suez Cape Ann (the “Cape Ann facility”). As of December 31, 2017, our 50.0% share of the outstanding balance, excluding deferred debt issuance cost, was $115.8 million. The Cape Ann facility is secured with a first priority mortgage of the GDF Suez Cape Ann, an assignment of its rights under the time charter and a pledge of the borrower’s cash accounts. We and the other owners of the borrower have provided a negative pledge of shares in the borrower as security for the facility. In addition, Höegh LNG and MOL guarantee funding of drydocking costs and remarketing efforts in the event of an early termination of the charter.

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

Critical Accounting Estimates

The preparation of our consolidated financial statements and of the combined financial statements of our joint ventures in accordance with US GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by us that are considered to involve a higher degree of judgment in their application. Please read note 2 to our consolidated financial statements and the combined financial statements of our joint ventures.

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

The lease element of time charters that are accounted for as operating leases is recognized on a straight line basis over the term of the charter. The Höegh Gallant’s time charter, which has a five-year lease term at inception, is accounted for as an operating lease. The Höegh Grace's time charter, which has a non-cancellable charter period of 10 years, is accounted for as an operating lease.

The lease element of time charters that are accounted for as direct financing leases is recognized over the lease term using the effective interest rate method and is included in time charter revenues. Origination costs related to the time charter are a component of the net investment in direct financing lease and amortized over the lease term using the effective interest method. Direct financing leases are reflected on the consolidated balance sheets as net investments in direct financing leases. The PGN FSRU Lampung time charter, which has a 20-year lease term at inception, meets the criteria of transferring substantially all of the benefits and risks to the charterer and is accounted for as a direct financing lease.

Evaluation of whether a time charter should be accounted for as an operating or financing lease requires use of judgment. Our evaluations of each time charter require that we estimate the amount of fixed lease element and time charter service element, fair value of our FSRUs, the estimated useful lives of those vessels, whether the option price, if any, represents a bargain purchase option, whether options to extend the time charter are reasonably assured and other factors.

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

Fees for providing time charter services, reimbursements for actual vessel operating expenses or estimates for certain reimbursable costs or taxes are recognized as revenues as services are performed or the actual costs are incurred. Payments made by the charterer directly to the tax authorities on behalf of the subsidiaries for advance collection of income taxes or final income tax is recorded as a component of time charter service revenues as the amounts are paid.

Revenues for the lease element and the time charter services element are not recognized for days that the FSRUs are off-hire.

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

Valuation of Derivative Instruments

Under our risk management policies, we currently use derivative instruments to manage interest rate risk. For interest rate swaps that are designated as cash flow hedges for accounting purposes, the changes in the fair value of the interest rate swaps are recorded in other comprehensive income (OCI) for that portion that is effective. Amounts included in accumulated OCI are reclassified to earnings in the consolidated statement of income when the hedged transaction is reflected in the statement of income. Ineffective portions of the cash flow hedges and amortization of amounts excluded form hedge effectiveness are recognized in statement of income as they occur or are amortized on a systematic basis, respectively. To qualify as a cash flow hedge, an assessment of whether the interest rate swap designated as a hedging instrument is highly effective in offsetting changes in the cash flows of hedged items must be assessed at the designation date and over the life of the instrument. If a hedge is no longer highly effective, hedge accounting is discontinued on a prospective basis. Changes in fair value of interest rate swaps that are not designated as cash flow hedges for accounting purposes are recognized in the consolidated statement of income.

The fair values of the interest rates swaps are estimated based on the present value of cash flows over the term of the instruments based on the relevant LIBOR interest rate curves, adjusted for our credit worthiness and the credit worthiness of the counterparty to the derivative. Determining credit worthiness is highly subjective and requires significant judgment.

Goodwill and intangible assets

We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as above-market contracts, are being amortized over time. Additionally, an option agreement pursuant to which the Partnership has the right to cause Höegh LNG to charter Höegh Gallant from the expiration or termination of the existing charter in May 2020 until July 2025, will be amortized on a straight line basis over the extension period starting in May 2020. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill or intangible assets. Accordingly, the allocation of the purchase price to intangible assets and goodwill may significantly affect our future operating results.

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

Loss contingencies

Accruals are recorded for loss contingencies or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine the probability and the estimated amount of loss. Such assessments involve complex judgments about future events and estimates and assumptions that are deemed reasonable by management. Accruals are reviewed quarterly and adjusted to reflect the impact of additional information such as the impact of negotiations, advice of legal counsel or settlements.

As discussed in note 20 under "Joint ventures claims and accruals" to the consolidated financial statements, the joint ventures have recorded accruals for the probable liability for boil-off claim related to performance standards as specified in the time charters. Significant judgment is required to assess the interpretation of the contractual provisions related to performance standards, warranties, associated exclusions, the interaction of the contractual provisions, advice of legal counsel and the application of the performance data and technical input associated with quantification of potential ranges of outcomes which might occur as a result of future events, such as arbitration findings or a negotiated settlement, for the claim. The joint ventures monitor the boil-off issue on a continuous basis and will adjust accruals, as might be required, based upon additional information and further developments.

Recent Accounting Pronouncements

Recently adopted accounting pronouncements

There are no recent accounting pronouncements, whose adoption had a material impact on the consolidated financial statements in the current year.

Recently issued accounting pronouncements

Refer to note 2, under "Recently issued accounting pronouncements," to our consolidated financial statements for a complete discussion of recent accounting pronouncements.

C.	Research and Development, Patents and Licenses, Etc.

Not applicable.

D.	Trend Information

Outlook and Trends

Scheduled maintenance for 10 days was completed in the first quarter of 2018 for the Höegh Gallant which resulted in 10 days of off-hire.

Our FSRUs operate under long-term fixed rate contracts and are the critical infrastructure necessary for the import of LNG. The amount of the LNG traded increased in 2017 and is expected to increase further in 2018, with the completion of liquefaction capacity that is currently under construction. We believe that LNG's price competitiveness and environmental benefits compared to alternative fossil fuels will positively impact demand for LNG and, as a result, FSRUs.

Chinese demand accounted for much of the supply increase in 2017. The demand was served by existing onshore infrastructure and Partnership's FSRU GDF Suez Cape Ann. Elsewhere, Egypt, Pakistan and Turkey were the largest markets for LNG imported through FSRUs. Additional projects have been announced in the existing FSRU markets of Brazil, Pakistan and Turkey. Other project announcements in 2017 include those in Hong Kong and India.

We believe that the demand for LNG and industry recognition that FSRU technology represents the swiftest and most cost-effective method for importing LNG will result in further FSRU projects that may become potential opportunities for us in the future.

Höegh LNG is obligated to offer to the Partnership any FSRU or LNG carrier operating under a charter of five or more years. We believe the time charters entered into by Höegh LNG may provide opportunities for us to acquire additional vessels. However, there can be no assurance that we will acquire any vessels from Höegh LNG.

E.	Off-Balance Sheet Arrangements

As of December 31, 2017, there were no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2017:

	Payments Due by Period
		Less			More
		than 1	1-3	4-5	than 5
(in thousands of U.S. dollars)	Total	Year	Years	Years	Years
Long term debt	$537,534	45,458	394,116	48,408	49,552
Interest commitments on long-term debt and interest rate swaps(1)	70,328	26,266	31,785	7,685	4,592
Other long-term liabilities(2)	5,793	—	5,793	—	—
Total	$613,655	71,724	431,694	56,093	54,144

(1)	Our interest commitments on long-term debt and interest rate swaps are calculated based upon the varying margins by tranche of the Lampung facility and the fixed interest rate of the interest rate swaps since we are fully hedged. We swap a floating LIBOR interest rate on our long-term debt for a fixed interest rate on our swaps.

(2)	Our consolidated balance sheet includes other long-term liabilities for an advance provided by the charterer to fund refundable value added tax on the import of the FSRU.

G.	Safe Harbor

Please read “Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

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

Name	Age	Position
Sveinung Støhle	59	Chairman of the Board of Directors
Steffen Føreid	49	Director
Morten W. Høegh	44	Director
Andrew Jamieson	70	Director, Member of the Audit Committee
Robert Shaw	62	Director, Member of the Audit Committee, Chairman of the Conflicts Committee
David Spivak	50	Director, Chairman of the Audit Committee, Member of the Conflicts Committee
Kathleen McAllister	53	Director, Member of the Audit Committee, Member of the Conflicts Committee
Richard Tyrrell	44	Chief Executive Officer and Chief Financial Officer

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

Morten W. Høegh has served as our director since April 2014. Since 2006, Mr. Høegh has served as the Chairman of Höegh LNG, and he also serves as chairman of Leif Höegh UK. Since 2003, he has been a director of Höegh Autoliners Holdings AS (and its predecessors Leif Höegh & Co. ASA, Leif Höegh & Co. Ltd. and Höegh Autoliners Ltd.). Mr. Høegh is a director of Höegh Eiendom Holdings AS and, until October 2014, was a director of Hector Rail AB. He is a director and deputy chairman of Gard P&I (Bermuda) Ltd. and a member of its Risk and Election Committees and a director of certain of its subsidiaries. He also serves as the Chairman of the Western Europe committee of DNV GL. From 1998 to 2000, Mr. Høegh worked as an investment banker with Morgan Stanley. He has a Master in Business Administration from Harvard Business School and a Master of Science in Ocean Systems Management and a Bachelor of Science in Ocean Engineering from the Massachusetts Institute of Technology. He also is a graduate of the Military Russian Program at the Norwegian Defense Intelligence and Security School.

Andrew Jamieson has served as our director since April 2014. He has extensive experience in the energy industry, in general, and in LNG, in particular. Since 2009, Mr. Jamieson has served as a director of Höegh LNG. From 1974 to 2009, Mr. Jamieson held various positions with Royal Dutch Shell plc in the United Kingdom, the Netherlands, Denmark, Australia and Nigeria. Specifically, from 2005 to 2009, he served as Executive Vice President Gas & Projects and Member of the Gas & Power Executive Committee. From 1999 to 2004, he was Managing Director of Nigeria LNG Limited and Vice President of Bonny Gas Transport Limited. While at Royal Dutch Shell plc, Mr. Jamieson also was in charge of the North West Shelf Project in Australia and served as a director on various Royal Dutch Shell plc companies. In 2006, he was made an Officer of the Order of the British Empire (OBE) for “services to British business and sustainable development in Nigeria”. Mr. Jamieson serves on the boards of GTT (Gaztransport & Technigaz) and Chrysaor Holdings Ltd. Previously Mr. Jamieson also served on the boards of Woodside Petroleum Ltd., Seven Energy Limited and Velocys PLC. Mr. Jamieson holds a Ph.D. degree from Glasgow University, is the Past President of the Institute of Chemical Engineers and a Fellow of the Royal Academy of Engineering.

Robert Shaw has served as our director since April 2014. Since 2008, Mr. Shaw has been an owner and a managing director of Mystras Ventures LLC, which makes dry bulk shipping industry-related investments. He is a managing director of Sea Trade Holdings Inc., that owns and operates dry bulk carriers. From 2001 to 2007, Mr. Shaw held various positions at Navios Maritime Holdings Inc., including board member, Executive Vice President, General Counsel and President. From 1985 to 2000, Mr. Shaw was a partner at Healy & Baillie LLP, a law firm specializing in shipping and international commercial law. Mr. Shaw also was the chairman and is a member of the board of the Carnegie Council for Ethics in International Affairs and a board member and the President of the Society of Maritime Arbitrators, Inc. Mr. Shaw was admitted to the Law Society of England and Wales in 1980 and the New York bar in 1981 and holds a Bachelor of Arts in Jurisprudence from St John’s College, Oxford University.

David Spivak has served as our director since April 2014. Since May 2016, Mr. Spivak has served as the chief financial officer of Seaspan Corporation. From 2013 to 2016, Mr. Spivak was the president and founder of Brockstreet Consulting, a strategic business and financial consulting firm. From 1995 to 2012, Mr. Spivak worked at Citigroup as a capital markets professional and investment banker. He held a variety of positions at Citigroup, including serving as a Managing Director in the Investment Banking and Equity Capital Markets Divisions, as well as serving as the Canadian Head of Global Capital Structuring. From 2005 to 2009, Mr. Spivak was head of Citigroup’s shipping equity franchise in New York. Prior to joining Citigroup, Mr. Spivak worked at Coopers & Lybrand in the Financial Advisory Services Group. Mr. Spivak has a Master of Business Administration from the University of Chicago and a Bachelor of Commerce from the University of Manitoba. He also is a Certified Public Accountant (inactive) and past member of the TSX Listings Advisory Committee.

Kathleen McAllister has served as our director since July 2017. Ms. McAllister served as President, Chief Executive Officer, and Director of Transocean Partners LLC from 2014 until its merger with Transocean Ltd. in December 2016 and as Chief Financial Officer from February 2016 until the merger. From 2011 to 2014 Ms. McAllister served as Vice President and Treasurer of Transocean Ltd. and led the initial public offering of Transocean Partners in 2014. Ms. McAllister joined Transocean Ltd. in 2005 as Director of Tax Reporting and subsequently served as Finance Director for the Americas Business Unit and as Assistant Treasurer. Before joining Transocean, Ms. McAllister served in various finance, treasury, accounting and tax roles at Baker Hughes, Helix Energy Solutions Group and Veritas DGC Inc. Ms. McAllister serves as an independent non-executive director of Fluid Holding Corp., the sole shareholder of Q'Max Solutions Inc., and is a member of the University of Houston-Clear Lake Accounting Advisory Board. Ms. McAllister began her career at Deloitte in 1989, holds a Bachelor of Science degree in Accounting with Honors from the University of Houston-Clear Lake and is a Certified Public Accountant.

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

Executive Compensation

We did not pay any compensation to our directors or our Chief Executive Officer and Chief Financial Officer or accrue any obligations with respect to management incentive or retirement benefits for our directors and our Chief Executive Officer and Chief Financial Officer prior to our IPO. Pursuant to the administrative services agreement that we and our operating company entered into with Höegh UK, Richard Tyrrell, as an officer of Höegh UK, provides executive officer functions for our benefit. Mr. Tyrrell is responsible for our day-to-day management subject to the direction of our board of directors. Our officers and employees and officers and employees of our subsidiaries and affiliates of Höegh LNG and our general partner may participate in employee benefit plans and arrangements sponsored by Höegh LNG, our general partner or their affiliates, including plans that may be established in the future. Under our administrative services agreement with Höegh UK, we paid $2.7 million for the year ended December 31, 2017, including $1.7 million for provision of services to Höegh UK from Höegh Norway under the Höegh Norway Administrative Services Agreement, under which Höegh UK has subcontracted provision of certain services to Höegh Norway. Höegh UK paid Richard Tyrrell’s compensation.

In connection with the IPO, Mr. Tyrrell entered into an employment agreement with Leif Höegh UK dated December 4, 2013 and effective on January 15, 2014, which was subsequently assigned from Leif Höegh UK to Höegh UK. Pursuant to the employment agreement, Mr. Tyrrell serves as Höegh UK’s Chief Executive Officer and Chief Financial Officer and is based in London. His base salary was GBP 0.3 million for the year ended December 31, 2017. In addition, the employment agreement also provides for a discretionary annual bonus (as determined by Höegh UK) and pension benefits, which was equal to GBP 0.2 million for the year ended December 31, 2017. Mr. Tyrrell’s employment may be terminated on three months’ prior written notice by either Mr. Tyrrell or Höegh UK. Höegh UK may also terminate the employment agreement with immediate effect upon certain specified “cause” events. The employment agreement includes post-termination restrictive covenants prohibiting Mr. Tyrrell from competing or soliciting customers or employees for a period of six months after the termination of his employment.

Compensation of Directors

Directors receive compensation for attending meetings of our board of directors, as well as committee meetings. During the year ended December 31, 2017, directors each received a director fee of $75,000 per year (paid half in cash and half in equity-based amounts). Chairpersons of the audit and conflicts committees each received a committee fee of $20,000 per year, and other committee members received a committee fee of $10,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of our board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

2014 Long-Term Incentive Plan

In connection with our initial public offering, we adopted the Höegh LNG Partners LP 2014 Long-Term Incentive Plan, or the “LTIP,” for our employees, officers, consultants and directors who perform services for us and our subsidiaries. The LTIP provides for the grant of unit options, unit appreciation rights, restricted units, unit awards, phantom units, distribution equivalent rights, cash awards, performance awards, other unit-based awards and substitute awards (collectively, “awards”). These awards are intended to align the interests of employees, officers, consultants and directors with those of our unitholders and to give such individuals the opportunity to share in our long-term performance. During the year ended December 31, 2016, we granted 21,500 phantom units to Richard Tyrrell under the LTIP. One-third of the phantom units had vested as of December 31, 2017. The remaining phantom units vests equally in 2018 and 2019. Additionally, during the year ended December 31, 2017, we awarded a total of 9,805 common units to non-employee directors under the LTIP as compensation for directors’ fees, with an aggregate grant date fair value of $0.2 million, based on our closing unit price on the grant date. During the year ended December 31, 2016, we granted a total of 10,650 common units to non-employee directors under the LTIP as compensation for directors’ fees, with an aggregate grant date fair value of $0.2 million, based on our closing unit price on the grant date.

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

Our current board of directors consists of seven members, three of whom were appointed by our general partner and four of whom were elected by our common unitholders. Sveinung Støhle, Steffen Føreid and Kathleen McAllister were appointed by our general partner and will serve for terms as determined by our general partner. The directors elected by our common unitholders, Morten W. Høegh, Andrew Jamieson, David Spivak and Robert Shaw, are divided into four classes serving staggered terms. Mr. Jamieson is designated as our Class I elected director and will serve until our annual meeting of unitholders in 2019, Mr. Shaw is designated as our Class II elected director and will serve until our annual meeting of unitholders in 2020, Mr. Spivak is designated as our Class III elected director and will serve until our annual meeting of unitholders in 2021, and Mr. Høegh is designated as our Class IV elected director and will serve until our annual meeting of unitholders in 2018. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders may be nominated by our board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

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

The Series A preferred units generally have no voting rights except (i) with respect to amendments to the partnership agreement that would have a material adverse effect on the existing terms of the Series A preferred units, (ii) or in the event the Partnership proposes to issue Parity Securities, if the cumulative dividends payable on outstanding Series A preferred units are in arrears, or Senior Securities. However, if and whenever distributions payable on the Series A preferred units are in arrears for six or more quarterly periods, whether or not consecutive, holders of Series A preferred units (voting together as a class with all other classes of Parity Securities upon which like voting rights have been conferred and are exercisable) will be entitled to replace one of the members of our board of directors appointed by our general partner with a person nominated by such holders (unless the holders of Series A preferred units, voting together as a class with all other classes of Parity Securities upon which like voting rights have been conferred and are exercisable, voting as a class, have previously elected a member of our board of directors, and such director continues then to serve on the board of directors).

Committees

We have an audit committee that, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures, if any, and the adequacy of our internal accounting controls. Our audit committee is comprised of four directors, Ms. McAllister, Mr. Jamieson, Mr. Shaw and Mr. Spivak. Each of Ms. McAllister, Mr. Jamieson, Mr. Shaw and Mr. Spivak satisfies the independence standards required for audit committee members of the SEC and the NYSE. Ms. McAllister and Mr. Spivak qualify as “audit committee financial experts” for purposes of SEC rules and regulations.

We also have a conflicts committee comprised of three members of our board of directors. The conflicts committee will be available at our board of directors’ discretion to review specific matters that our board of directors believes may involve conflicts of interest. The conflicts committee will determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committee may not be officers or employees of us or directors, officers or employees of our general partner or its affiliates, and must meet the independence standards established by the NYSE to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders. Our conflicts committee is comprised of Ms. McAllister, Mr. Shaw and Mr. Spivak.

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

Employees of Höegh LNG’s affiliates provide administrative services to us pursuant to the administrative services agreements. Our board of directors has the authority to hire other employees as deemed necessary. Certain affiliates of Höegh LNG also provide commercial and technical management services to our fleet pursuant to ship management agreements, the Gallant management agreement, a sub-technical support agreement, commercial and administration management agreements and other service agreements. Crew are employed directly by our or by Höegh LNG’s subsidiaries to operate our FSRUs.

E.	Unit Ownership

Please read “Item 7.A. Major Unitholders.”

Item 7.	Major Unitholders and Related Party Transactions

A.	Major Unitholders

The following table sets forth the beneficial ownership of our common units and subordinated units as of March 31, 2018, by each of our directors and executive officers and each person that we know to beneficially own more than 5% of our outstanding common or subordinated units:

Major Unitholders					Percentage of
					Total Common
					and
					Subordinated
	Common Units		Subordinated Units		Units
	Beneficially Owned		Beneficially Owned		Beneficially
Name of Beneficial Owner	Number	Percent	Number	Percent	Owned
Höegh LNG Holding Ltd.(1)	2,101,438	10.5%	13,156,060	100%	46.1%
FMR LLC(2)	1,975,509	9.9%	—	—	6.0%
Huber Capital Management LLC(3)	1,022,957	5.1%	—	—	3.1%
Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne(4)	1,784,923	9.0%	—	—	5.4%
Goldman Sachs Asset Management(5)	1,210,000	6.1%	—	—	3.7%
Sveinung Støhle (Chairman of the Board of Directors)	*	*	—	—	*
Steffen Føreid (Director)	*	*	—	—	*
Kathleen McAllister (Director)	*	*	—	—	*
Morten W. Høegh (Director)(6)	336,591	1.7%	—	—	1.0%
Andrew Jamieson (Director)	*	*	—	—	*
Robert Shaw (Director)	*	*	—	—	*
David Spivak (Director)	*	*	—	—	*
Richard Tyrell (Chief Financial Officer and Chief Financial Officer)	*	*	—	—	*
All directors and executive officers as a group (8 persons)	401,299	2.0%	—	—	1.2%

* Less than 1%

(1)	Höegh LNG Holdings Ltd. is a public company listed on the Oslo Børs stock exchange. Leif Höegh & Co. Ltd. is the largest shareholder of Höegh LNG Holdings Ltd., holding a 42.0% ownership interest. Leif Höegh & Co. Ltd. is indirectly controlled by Leif O. Høegh and a family trust under which Morten Høegh, one of our directors, is the primary beneficiary.
(2)	FMR LLC and Abigail P. Johnson (collectively, “FMR LLC”) each have shared voting power and shared dispositive power as to 1,975,509 units. This information is based on the Schedule 13G/A filed by FMR LLC on February 13, 2018.
(3)	Huber Capital Management LLC has sole voting power as to 508,706 units and sole dispositive power as to 1,022,957 units. This information is based on the Schedule 13G/A filed by Huber Capital Management, LLC on February 13, 2018.
(4)	Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne have shared voting power as to 968,000 units and shared dispositive power as to 1,784,923 units. This information is based on the Schedule 13G/A filed by Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne on February 6, 2018.
(5)	Goldman Sachs Asset Management, L.P. and GS Investment Strategies, LLC (collectively, “Goldman Sachs Asset Management”) have shared voting power and shared dispositive power as to 1,210,000 units. This information is based on the Schedule 13G/A filed by Goldman Sachs Asset Management on February 8, 2018.
(6)	Morten W. Høegh may be deemed to have shared beneficial ownership of 336,591 common units through direct and indirect ownership interests in Leif Höegh & Co Ltd. and Brompton Cross VII Limited. Morten W. Høegh has an indirect minority ownership and voting interest in Fraternitas AS, which beneficially owns 50,000 common units. If the common units owned by Fraternitas AS were deemed to be beneficially owned by Mr. Høegh, then he would share beneficial ownership of a total of 386,591 common units, or 1.2 % of the common units issued and outstanding as of March 31, 2018.

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

Höegh LNG exercises influence over the Partnership through our general partner, a wholly owned subsidiary of Höegh LNG, which in its sole discretion appoints three directors to our board of directors. Please read “Item 6. Directors, Senior Management and Employees—Management of Höegh LNG Partners LP.” Höegh LNG also exercises influence over the Partnership through its ownership of all of our subordinated units. At the end of the subordination period, assuming no additional issuances of common units and the conversion of our subordinated units into common units, Höegh LNG will own approximately 46.1% of our common units.

B.	Related Party Transactions

As a result of our relationships with Höegh LNG and its affiliates, we, our general partner and our subsidiaries have entered into various agreements that were not the result of arm’s length negotiations. A number of agreements were entered into in connection with our IPO. In addition, we may enter into new agreements in the future. We have established a conflicts committee that may review future related party transactions. Please refer to “Item 6.C. Board Practices—Committees.” The related party agreements that we have entered into or were party to since January 1, 2015 are discussed below.

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

Contribution, Purchase and Sale Agreement

On August 8, 2014, in connection with the closing of our IPO, we entered into a contribution, purchase and sale agreement with Höegh LNG that effected the transfer of the ownership interests in the entities that owned the vessels in our initial fleet and related shareholder loans, promissory notes and accrued interest and the use of the net proceeds of our IPO. Please refer to note 3 to our consolidated financial statements for additional information.

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

Prior to engaging in any negotiation regarding any vessel disposition with respect to a Five-Year Vessel with an unaffiliated third party or any Non-Five-Year Vessel, we or Höegh LNG, as the case may be, will deliver a written notice to the other relevant party setting forth the material terms and conditions of the proposed transaction. During the 30-day period after the delivery of such notice, we and Höegh LNG, as the case may be, will negotiate in good faith to reach an agreement on the transaction. If we do not reach an agreement within such 30-day period, we or Höegh LNG, as the case may be, will be able within the next 180 calendar days to sell, transfer, dispose or re-charter the vessel to a third party (or to agree in writing to undertake such transaction with a third party) on terms generally no less favorable to us or Höegh LNG, as the case may be, than those offered pursuant to the written notice.

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

Höegh LNG also indemnifies us for losses:

•	related to certain defects in title to the assets contributed or sold to us and any failure to obtain, prior to the time they were contributed to us, certain consents and permits necessary to conduct our business, which liabilities arise within three years after August 12, 2014;

•	related to certain tax liabilities attributable to the operation of the assets contributed or sold to us prior to the time they were contributed or sold;

•	in the event that we do not receive hire rate payments under the PGN FSRU Lampung time charter for the period commencing on the closing date of our IPO through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter;

•	with respect to any obligation to pay liquidated damages to PGN LNG under the PGN FSRU Lampung time charter for failure to deliver the PGN FSRU Lampung by the scheduled delivery date set forth in the PGN FSRU Lampung time charter;

•	with respect to any non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project (including the construction of the related tower yoke mooring system) occurring prior to the date of acceptance of the PGN FSRU Lampung pursuant to the time charter; and

•	pursuant to a letter agreement dated August 12, 2015, Höegh LNG confirmed that the indemnification provisions of the omnibus agreement include indemnification for all non-budgeted, non-creditable Indonesian value added taxes and non-budgeted Indonesian withholding taxes, including any related impact on cash flow from PT Höegh and interest and penalties associated with any non-timely Indonesian tax filings related to the ownership or operation of the PGN FSRU Lampung and the Mooring whether incurred (i) prior to the closing date of the IPO, (ii) after the closing date of the IPO to the extent such taxes, interest, penalties or related impact on cash flows relate to periods of ownership or operation of the PGN FSRU Lampung and the Mooring and are not subject to prior indemnification payments or deemed reimbursable by the charterer under its audit of the taxes related to the PGN FSRU Lampung time charter for periods up to and including June 30, 2015, or (iii) after June 30, 2015 to the extent withholding taxes exceed the minimum amount of withholding tax due under Indonesian tax regulations due to lack of documentation or untimely withholding tax filings.

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

Indemnification Agreement

On September 27, 2017, we entered into an indemnification agreement with Höegh LNG with respect to the boil-off claims under the Neptune and GDF Suez Cape Ann time charters, pursuant to which Höegh LNG will, among other things, indemnify us for our share of any losses and expenses related to or arising from the failure of either Neptune or GDF Suez Cape Ann to meet the performance standards related to the daily boil-off of LNG under their respective time charters (including any cash impact that may result from any settlement with respect to such claims, including any reduction in the hire rate under either time charter.)

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

Each month, we and our operating company reimburse Höegh UK for its reasonable costs and expenses incurred in connection with the provision of the services under the Höegh UK Administrative Services Agreement. In addition, Höegh UK receives a service fee in U.S. Dollars equal to 5.0% of the costs and expenses incurred by them in connection with providing services. Amounts payable by us or our operating company must be paid promptly upon receipt of an invoice for such costs, expenses and supporting detail that may be reasonably required. Our operating company reimbursed Höegh UK approximately $2.7 million, $2.8 million and $3.1 million in total under the Höegh UK Administrative Services Agreement for the years ended December 31, 2017, 2016 and 2015, respectively.

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

Each month, Höegh UK reimburses Höegh Norway for its reasonable costs and expenses incurred in connection with the provision of the services under the Höegh Norway Administrative Services Agreement. In addition, Höegh Norway receives a service fee in U.S. Dollars equal to 3.0% of the costs and expenses incurred by them in connection with providing services. Amounts payable by Höegh UK must be paid promptly upon receipt of an invoice for such costs, expenses and supporting detail that may be reasonably required. Höegh UK reimbursed Höegh Norway approximately $1.7 million, $1.7 million and $2.2 million in total under the Höegh Norway Administrative Services Agreement for the years ended December 31, 2017, 2016 and 2015, respectively.

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

Höegh UK reimburses Leif Höegh UK for its reasonable costs and expenses incurred in connection with its administrative services agreement with Höegh UK. In addition, Leif Höegh UK receives a services fee equal to 5% of the costs and expenses of secretarial services under the agreement. Höegh UK reimbursed Leif Höegh UK approximately $0.1 million in total under this administrative services agreement for each of the years ended December 31, 2017, 2016 and 2015.

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

Each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. pays Höegh Norway an annual management fee equal to costs incurred plus 3%. Höegh FSRU III pays Höegh Norway a specified management fee with annual escalations of 3%. Höegh Norway was paid management fees of approximately $0.3 million, $0.7 million and $0.1 million under the commercial and administration management agreements with each of SRV Joint Gas Ltd., SRV Joint Gas Two Ltd and Höegh FSRU III, respectively, for the year ended December 31, 2017. For the year ended December 31, 2016 management fees of approximately $0.7 million, $0.7 million and $0.1 million were paid under the commercial and administration management agreements by each of SRV Joint Gas Ltd., SRV Joint Gas Two Ltd. and Höegh FSRU III, respectively. For the year ended December 31, 2015, management fees of approximately $0.7 million, $0.7 million and $0.1 million were paid under the commercial and administration management agreements by each of SRV Joint Gas Ltd., SRV Joint Gas Two Ltd. and Höegh FSRU III, respectively.

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

For the respective years ended December 31, 2017, 2016 and 2015, annual management fees of approximately $3.7 million, $3.0 million and $2.3 million in the aggregate were paid under the ship management agreements or sub-technical support agreement. In addition, the vessel owner must indemnify Höegh LNG Management and its employees, agents and subcontractors against all actions, proceedings, claims, demands or liabilities arising in connection with the performance of the ship management agreements or the sub-technical support agreement, unless the same resulted solely from the negligence, gross negligence or willful default of Höegh LNG Management or its employees, agents and subcontractors, in which case Höegh LNG Management will be liable in an amount up to 10 times the annual management fee.

Gallant Management Agreement

Höegh Cyprus is party to a management agreement with Höegh Norway, pursuant to which Höegh Norway provides administrative, commercial and technical management services, each as instructed from time to time by Höegh Cyprus. The services performed under the Gallant management agreement may include, but are not limited to:

•	administrative management services, including:
o	provision of a person to be appointed as president or managing director of Höegh Cyprus;
o	services relating to the day-to-day running of the business of Höegh Cyprus;
o	management and provision of controller functions for financial matters;
o	arranging entry into loan agreements, currency exchange agreements, interest hedging agreements, financial swap agreements, and other agreements in respect of futures and derivative instruments, each subject to the authorization of Höegh Cyprus’s board of directors;
o	provision of budgets and financial statements, including long- and short-term budgets, long term financial forecasts, status reports and projections, annual reports and quarterly reports;
o	handling and settling minor claims by third parties; and
o	bringing or defending actions, suits and proceedings;
•	commercial management services, including;
o	chartering services, including seeking and negotiating employment for the Höegh Gallant, appointment of brokers and agents, and concluding charter contracts, subject to the authorization of Höegh Cyprus’ board of directors;
o	arranging the provision of bunker fuel for the Höegh Gallant;
o	operation of the Höegh Gallant, including the provision of compatibility/interface studies, FSRU approval and vetting processes and voyage estimates and accounts and calculation of hire, freights, demurrage and dispatch moneys due from or due to the charterer, and the issuance of voyage instructions, appointing agents and stevedores and to arrange survey of cargoes; and
o	freight management, including provision of freight estimates and accounts and calculation of hire and freights and/or demurrage and dispatch money due from or due to charterers and arranging proper payment of all hire and freight revenues; and
•	technical management services, including arranging insurance and handling and settling all insurance, salvage and other claims.

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

Höegh Cyprus pays Höegh Norway an annual management fee in NOK of Höegh Norway’s documented costs plus 3%. An estimate of the annual management fee forms the basis of an amount payable by equal monthly instalments in arrears. Settlement of the discrepancy between the estimated management fee and the actual management fee takes place at the end of each calendar year. Höegh Cyprus paid Höegh Norway approximately $0.3 million, $0.1 million and $0.1 million under the Gallant management agreement for the years ended December 31, 2017, 2016 and 2015.

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

Each month, PT Höegh pays Höegh Norway a fee for the provision of the technical information, including the intellectual property rights, and the services. The monthly fee consists of (i) a license fee and (ii) a service fee consisting of a pro rata payment of the estimated annual costs incurred by Höegh Norway under the technical information and services agreement and a 5.0% fee on such payment. The service fee is reconciled annually with the actual costs incurred by Höegh Norway during the prior calendar year. Any amounts payable after such reconciliation must be paid by the owing party no later than 44 days after the end of each such calendar year. Höegh Norway has never invoiced any amounts for the license fee. PT Höegh paid Höegh Norway approximately $0.04 million, $0.05 million and $0.05 million for the service fee under the technical information and services agreement for the years ended December 31, 2017, 2016 and 2015, respectively.

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

Secondment Agreement

Höegh Cyprus has entered into a secondment agreement with Höegh Maritime Management pursuant to which Höegh Maritime Management provides crew to the Höegh Gallant. During their period of service, the crew members remain employees of Höegh Maritime Management, but are seconded to, and operate under the instruction and supervision of, Höegh Cyprus. Either party may terminate the secondment agreement upon six months’ written notice to the other party or upon a material breach by the other party (not cured within 10 days). Höegh Cyprus reimburses Höegh Maritime Management for the salaries and other expenses of the seconded employees. Höegh Cyprus also reimburses Höegh Maritime Management for any amount paid to manning agents used for hiring crew, plus a service fee equal to 5.0% of such amount and an administration fee of up to $5,000, with all payments made in U.S. Dollars. During the years ended December 31, 2017, 2016 and 2015, respectively, Höegh Maritime Management charged approximately $2.9 million, $3.9 million and $2.1 million to Höegh Cyprus pursuant to the secondment agreement.

Höegh Grace Services Agreements

Höegh Colombia and Höegh FSRU IV have entered into several agreements with affiliates of Höegh LNG and Höegh Autoliners Ltd. to provide services related to the Höegh Grace (the “Höegh Grace Services Agreements”):

•	a manning agreement with Höegh Fleet Services Philippines Inc. (an affiliate of Höegh Autoliners Ltd.) to recruit and engage crew for the vessel, including planning the crew rotation schedule, processing employment contracts and arranging visas and travel to the vessel; in exchange for reimbursement of costs, plus a service fee equal to 5.0%;

•	a technical services agreement with Höegh Norway to provide technical services for the vessel, including arranging for the provision of bunker fuel, operational support, providing access to the information technology systems of Höegh LNG and providing technical information and supporting documentation as requested by Höegh Colombia; in exchange for specified hourly rates, plus a service fee equal to 3.0% and an additional fee calculated based on the scope of use of Höegh LNG’s information technology systems;

•	a management consulting agreement with Höegh Norway to provide support related to certain management activities, including support and advice to the management of Höegh Colombia regarding operational and financial matters, assistance with the preparation of budgets and the provision of controller functions for financial matters; in exchange for specified hourly rates, plus a service fee equal to 3.0%;

•	a crew recruitment consulting services agreement with Höegh Maritime Management to provide professional consulting services in connection with recruitment of crew and other employees, including evaluating and recommending to Höegh Colombia individuals that meet its hiring specifications, executing employment contracts with individuals approved by Höegh Colombia and arranging visas and travel to the vessel; in exchange for reimbursement of costs, plus a 5.0% fee charged on certain administrative costs and on any amount paid to manning agents used for hiring crew;

•	an agreement for provision of professional payment services with Höegh Maritime Management to provide services in connection with the payment of monthly salaries to the crew and employees working on the vessel; in exchange for reimbursement of costs, plus a service fee equal to 5.0%; and

•	a spare parts procurement and insurance services agreement with Höegh LNG Management to arrange for the supply of spare parts and the insurance coverage for the vessel; in exchange for an annual fee plus reimbursement of certain expenses.

Höegh Colombia and Höegh FSRU IV paid an aggregate of approximately $0.5 million and $1.2 million to the service providers under the Höegh Grace Services Agreements for the year ended December 31, 2017 and 2016, respectively.

Revolving Credit Facility with Höegh LNG

In connection with the closing of the IPO, we entered into an unsecured $85 million revolving credit facility with Höegh LNG, to be used to fund acquisitions and our working capital requirements. The revolving credit facility matures on January 1, 2020, unless otherwise terminated due to an event of default. Interest on drawn amounts is payable quarterly at a rate equal to LIBOR plus a margin of 4.0%. Originally, we were required to pay a 1.4% annual commitment fee to Höegh LNG on undrawn available amounts under the revolving credit facility. On January 29, 2018, the revolving credit facility was amended eliminating the requirement to pay a commitment fee on the undrawn balance of the facility. Drawings on the revolving credit facility are subject to customary conditions precedent, including absence of a default or event of default and accuracy of representations and warranties in all material respects.

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

Additionally, we have entered into an option agreement with Höegh LNG pursuant to which we have the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025 at a rate equal to 90% of the rate payable pursuant to the current charter with EgyptCo, plus any incremental taxes or operating expenses as a result of the new charter. In March 2018, EGAS requested to meet with EgyptCo to seek agreement on terms for an early termination of its time charter with EgyptCo.

Höegh Cyprus, a wholly owned subsidiary of Höegh FSRU III, together with Höegh FSRU IV, the entity that owns the Höegh Grace, are borrowers under a term loan facility which is secured with a first priority mortgage of the Höegh Gallant and the Höegh Grace. Höegh LNG, Höegh FSRU III, Höegh Colombia Holding and the Partnership are guarantors for the facility. All of the tranches under the Gallant/Grace facility are cross-defaulted, cross-collateralized, and cross-guaranteed. The obligations of the Borrowers are joint and several.

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

For a more detailed description of the Höegh Gallant time charter with EgyptCo, the Gallant/Grace facility and the seller’s credit note, please read “Item 4.B. Business Overview—Vessel Time Charters— Höegh Gallant Time Charter,” “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt—Gallant/Grace Facility” and “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Revolving Credit Facility and Seller’s Credit Note Due to Owners and Affiliates—Seller’s Credit Note from Höegh LNG,” respectively.

Acquisition of the Höegh Grace

On January 3, 2017, we closed the acquisition of a 51% ownership interest in Höegh Colombia Holding, the entity that owns Höegh FSRU IV and Höegh Colombia, the entities that own and operate the Höegh Grace (together with Höegh Colombia Holding, the “Höegh Grace entities”) for cash consideration of $91.8 million, excluding the working capital adjustment.

On December 1, 2017, the Partnership closed the acquisition of the remaining 49% ownership interest in the Höegh Grace entities with a combination of cash consideration of $45.3 million and draws on the revolving credit facility of $41.4 million.

Under the contribution, purchase and sale agreements entered into with respect to the acquisition of the 51% and 49% ownership interest in the Höegh Grace entities, Höegh LNG will indemnify the Partnership for:

•	losses from breach of warranty;
•	losses related to certain environmental liabilities, damages or repair costs and tax liabilities attributable to the operation of the Höegh Grace prior to January 3, 2017;
•	any recurring non-budgeted costs owed to tax authorities with respect to payroll taxes, taxes related to social security payments, corporate income taxes (including income tax for equality and surcharge on income tax for equality), withholding tax, port associations, local Cartagena tax, and financial transaction tax, including any penalties associated with taxes to the extent not reimbursed by the charterer;
•	any non-budgeted losses suffered or incurred in connection with the commencement of services under the Höegh Grace charter with SPEC; and
•	any losses suffered or incurred in relation to the performance guarantee we have provided with respect to the Höegh Grace charter, up to Höegh LNG’s pro rata share of such losses, based on its remaining ownership interest in Höegh Colombia Holding. This provision is not applicable after December 1, 2017, when we acquired the remaining 49% interest in the Höegh Grace entities.

For a more detailed description of the Höegh Grace time charter with SPEC and the Gallant/Grace facility, please read “Item 4.B. Business Overview—Vessel Time Charters— Höegh Grace Charter” and “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt—Gallant/Grace Facility”, respectively.

In connection with our acquisition of the 51% ownership interest in Höegh Colombia Holding, we and Höegh LNG filed an amended and restated memorandum and articles of association for Höegh Colombia Holding with the Bermuda Registrar of Companies (the “memorandum and articles”). The memorandum and articles govern the ownership and management of Höegh Colombia Holding. Pursuant to the memorandum and articles, and except as set forth in the following paragraph, all powers to control and manage the business and affairs of Höegh Colombia Holding are vested in the board of directors of Höegh Colombia Holding, for which the Partnership has the power to appoint the majority of the directors.

Other Related Party Transactions

Our activities were an integrated part of Höegh LNG until the closing of the IPO on August 12, 2014. We entered into several agreements with Höegh LNG (and certain of its subsidiaries) for the provision of services. Refer to note 3 to our consolidated financial statements for additional information. As such, Höegh LNG has provided general and corporate management services to us. A subsidiary of Höegh LNG provided the building supervision of the PGN FSRU Lampung and the Mooring and ship management for PGN FSRU Lampung, Höegh Gallant and Höegh Grace. Refer to notes 3, 4 and 17 to our consolidated financial statements for additional information.

Amounts for related party transactions included in the consolidated statements of income for the years ended December 31, 2017, 2016 and 2015 or capitalized or recorded in the consolidated balance sheets as of December 31, 2017 and 2016 are as follows:

	Year ended
Statement of income:	December 31,
(in thousands of U.S. dollars)	2017	2016	2015
Time charter revenue Höegh Gallant	$46,382	47,741	$12,575
Time charter and construction contract revenues indemnified by/refunded to Höegh LNG	(2,496)	—	—
Vessel operating and administrative expenses	(24,408)	(16,590)	(8,507)
Interest income from joint ventures and demand note	370	827	7,568
Interest expense and commitment fees to Höegh LNG	(3,934)	(5,071)	(2,151)
Total	$15,914	26,907	$9,485

Balance sheet:	As of December 31,
(in thousands of U.S. dollars)	2017	2016
Equity:
Cash contribution for indemnifications payments from Höegh LNG	$2,075	$3,843
Repayment of indemnification received from Höegh LNG	(1,534)	—
Issuance of units for board of directors' fees	189	189
Other and contribution from owner	632	426
Total	$1,362	$4,458

Our trade liabilities, seller’s credit note, revolving credit facility and shareholder loans to Höegh LNG and affiliates were $53.2 million and $44.4 million for the years ended December 31, 2017 and 2016, respectively. The outstanding revolving credit facility had a weighted average interest rate of 5.3% and 5.0% for the years ended December 31, 2017 and 2016, respectively. The seller's credit note was repaid as of December 31, 2017. The outstanding seller’s credit had a weighted average interest rate for each of the years ended December 31, 2017 and 2016 of 8.2%.

Distributions to Höegh LNG

For the years ended December 31, 2017, 2016 and 2015, we paid quarterly distributions totaling $57.0 million, $43.9 million and $35.5 million of which $27.0 million, $25.7 million and $20.6 million were paid to Höegh LNG, respectively.

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

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•	We will be subject to restrictions on distributions under our financing agreements. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to unitholders, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this Annual Report in “Item 5.B. Liquidity and Capital Resources.”

•	A substantial majority of our business is currently conducted through our joint ventures. Under the joint venture agreement that governs our joint ventures that own the Neptune and the GDF Suez Cape Ann, our joint ventures are prohibited from making distributions under certain circumstances, including when they have outstanding shareholder loans. In addition, we are unable to cause our joint ventures to make distributions without the agreement of our joint venture partners. If our joint ventures are unable to make distributions to us, it could have a material adverse effect on our ability to pay cash distributions to unitholders in accordance with our stated cash distribution policy.

•	We are required to make substantial capital expenditures to maintain and replace our fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their useful lives. In order to minimize these fluctuations, our partnership agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

•	Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. During the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders. After the subordination period has ended, our partnership agreement can be amended with the approval of a majority of the outstanding common units. Höegh LNG owns approximately 10.5% of our common units and all of our subordinated units as of March 31, 2018.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•	The Series A preferred units rank senior to our common and subordinated units as to payments of distributions. Therefore, we will not be able to pay distributions to our common unitholders if we have failed to pay distributions to our Series A preferred units.

•	Under Section 51 of the Marshall Islands Act, we may not make a distribution to unitholders if, after giving effect to the distribution, our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.

•	PT Höegh is subject to restrictions on distributions under Indonesian laws due to its formation under the laws of Indonesia. Under Article 71.3 of the Indonesian Company Law (Law No. 40 of 2007), dividend distributions may be made only if PT Höegh has positive retained earnings. In addition, PT Höegh as an Indonesian incorporated company is required to establish a statutory reserve equal to 20% of its paid up capital. The dividend can only be distributed if PT Höegh’s retained earnings are positive after deduction of the statutory reserve. PT Hoegh LNG Lampung did not have adequate positive retained earnings to establish the required statutory reserves as of December 31, 2017 and had negative retained earnings as of December 31, 2016 and 2015. Therefore, PT Hoegh LNG Lampung cannot make dividend payments under Indonesian law. However, subject to meeting a debt service ratio of 1.20 to1.00, PT Höegh can distribute cash from its cash flow from operations to us as payment of intercompany accrued interest and / or intercompany debt, after quarterly payments of the Lampung facility and fulfilment of the “waterfall” provisions to meet operating requirements as defined by the Lampung facility. Höegh Lampung, our subsidiary holding the ownership interest in PT Höegh, is subject to restrictions under Singapore law due to its formation under Singapore law. Under Section 403(1) of the Companies Act (Cap. 50) of Singapore, no dividends shall be payable to the shareholders of any company except out of profits.

•	Under Cayman Islands law, Höegh FSRU III, Höegh Colombia Holding and Höegh FSRU IV may only pay dividends distributions out of profits or capital reserves if the entity is solvent after the distribution. Dividends from Höegh Cyprus may only be distributed out of profits and not from the share capital of the company.

•	Our joint ventures for the Neptune and the GDF Suez Cape Ann are subject to restrictions on distributions under the laws of the Cayman Islands due to their formation under the laws of the Cayman Islands. Under such laws, a dividend distribution may only be paid out of profits or capital reserves if the entity is solvent after the distribution.

•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read “Item 3.D. Risk Factors” for a discussion of these factors.

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

For the year ended December 31, 2017, our estimated maintenance and replacement capital expenditures for us and our joint ventures was $18.3 million per year for future vessel replacement and drydocking. Following our acquisition of a 49% ownership interest in Höegh Colombia Holding, the entity that owns the Höegh Grace on December 1, 2017, our estimated maintenance and replacement capital expenditures for us and our joint ventures will be revised by our board of directors, with the approval of the conflicts committee, for the year ended December 31, 2018. Estimated maintenance and replacement capital expenditures are based on assumptions regarding the remaining useful life of the vessels in our fleet, a net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions, the residual value of the vessels at the end of their useful lives based on current steel prices, estimated expenditures for drydocking not reimbursable under time charters and an assumed level of inflation. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement.

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

During the years ended December 31, 2017, 2016 and 2015, the aggregate amount of cash distributions paid was $57.0 million, $43.9 million and $35.5 million, respectively.

On February 14, 2018, we paid a $0.43 per unit distribution with respect to the fourth quarter of 2017. The aggregate amount of the cash distribution paid was $14.4 million, including $0.3 million paid to the holder of the incentive distribution rights.

On February 15, 2018, we paid a cash distribution of $3.7 million, or $0.78993 per Series A preferred unit, for the period commencing on October 5, 2017 to February 14, 2018.

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

	Total Quarterly Distribution	Marginal Percentage Interest in Distributions
	Target Amount	Unitholders	Holders of IDRs
Minimum Quarterly Distribution	$0.3375	100%	0%
First Target Distribution	up to $0.388125	100%	0%
	above $0.388125
Second Target Distribution	up to $0.421875	85%	15%
	above $0.421875
Third Target Distribution	up to $0.50625	75%	25%
Thereafter	above $0.50625	50%	50%

B.	Significant changes

Not applicable.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The high and low sales prices of our common units as reported by the NYSE, for the periods indicated, are as follows:

	High	Low
Year ended December 31, 2017	$20.65	$16.90
Year ended December 31, 2016	19.56	11.50
Year ended December 31, 2015	23.97	12.50
Year ended December 31, 2014(1)	26.50	16.26

Second quarter 2018(2)	16.95	16.20
First quarter 2018	19.85	15.32
Fourth quarter 2017	19.70	16.90
Third quarter 2017	20.00	17.95
Second quarter 2017	20.65	18.30
First quarter 2017	20.38	18.00
Fourth quarter 2016	19.50	17.05
Third quarter 2016	19.56	17.08
Second quarter 2016	19.32	16.51
First quarter 2016	18.45	11.50

Month ended April 30, 2018(2)	16.95	16.20
Month ended March 31, 2018	17.75	15.32
Month ended February 28, 2018	18.40	16.75
Month ended January 31, 2018	19.85	18.05
Month ended December 31, 2017	18.75	17.20
Month ended November 30, 2017	18.70	16.90
Month ended October 31, 2017	19.70	18.50

(1)	For the period from August 7, 2014 through December 31, 2014.
(2)	For the period from April 1, 2018 through April 5, 2018.

The high and low sales prices for our Series A preferred units, as reported on the NYSE for the periods indicated are as follows:

	High	Low
Year ended December 31, 2017(1)	$27.13	$25.40
Second quarter 2018(2)	26.00	25.71
First quarter 2018	27.42	25.02
Fourth quarter 2017(1)	27.13	25.40

Month ended April 30, 2018(2)	26.00	25.71
Month ended March 31, 2018	26.00	25.26
Month ended February 28, 2018	27.32	25.02
Month ended January 31, 2018	27.42	26.05
Month ended December 31, 2017	27.13	25.80
Month ended November 30, 2017	26.11	25.40
Month ended October 31, 2017(3)	26.02	25.50

(1)	For the period from October 9, 2017 through December 31, 2017.
(2)	For the period from April 1, 2018 through April 5, 2018.
(3)	For the period from October 9, 2017 through October 30, 2017.

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common units started trading on the NYSE under the symbol “HMLP” on August 8, 2014.

Our Series A preferred units began trading on the NYSE under the symbol “HMLP PRA” on October 9, 2017.

D.	Selling Unitholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

The information required to be disclosed under Item 10B is incorporated by reference to our Registration Statement on Form 8-A/A filed with the SEC on November 14, 2017 and our Registration Statement on Form 8-A filed with the SEC on October 5, 2017.

C.	Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in “Item 19. Exhibits”:

(1)	Contribution, Purchase and Sale Agreement, dated August 8, 2014, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC. Please read “Item 7.B. Related Party Transactions—Contribution, Purchase and Sale Agreement.”

(2)	Omnibus Agreement, dated August 12, 2014, among Höegh LNG Holdings Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC, as supplemented by a letter agreement dated August 12, 2015. Please read “Item 7.B. Related Party Transactions—Omnibus Agreement.”

(3)	2014 Höegh LNG Partners LP Long-Term Incentive Plan. Please read “Item 6.B. Compensation.”

(4)	Höegh LNG Partners LP Amended and Restated Non-Employee Director Compensation Plan. Please read “Item 6.B. Compensation.”

(5)	Employment Contract, dated November 26, 2013, between Leif Höegh (U.K.) Limited and Richard Tyrrell. Please read “Item 6.B. Compensation.”

(6)	Administrative Services Agreement, dated July 2, 2014, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Höegh LNG Services Ltd., as amended. Please read “Item 7.B. Related Party Transactions—Administrative Service Agreements—Höegh UK Administrative Service Agreement.”

(7)	Administrative Services Agreement, dated July 2, 2014, between Höegh LNG Services Ltd and Höegh LNG AS, as amended. Please read “Item 7.B. Related Party Transactions—Administrative Service Agreements—Höegh Norway Administrative Service Agreement.”

(8)	Administrative Services Agreement, dated October 28, 2014, between Leif Höegh (U.K.) Limited and Höegh LNG Partners Operating LLC. “Item 7.B. Related Party Transactions—Administrative Service Agreements—Leif Höegh UK Administrative Service Agreements.”

(9)	Administrative Services Agreement, dated October 28, 2014, between Leif Höegh (U.K.) Limited and Höegh LNG Services Ltd. Please read “Item 7.B. Related Party Transactions—Administrative Service Agreements—Leif Höegh UK Administrative Service Agreements.”

(10)	Commercial and Administration Management Agreement, dated November 24, 2009, between SRV Joint Gas Ltd. and Höegh LNG AS ( Neptune ). Please read “Item 7.B. Related Party Transactions—Commercial and Administration Management Agreements.”

(11)	Commercial and Administration Management Agreement, dated May 19, 2010, between SRV Joint Gas Two Ltd. and Höegh LNG AS ( GDF Suez Cape Ann ). Please read “Item 7.B. Related Party Transactions—Commercial and Administration Management Agreements.”

(12)	Commercial and Administration Management Agreement, dated May 31, 2010, between Höegh LNG FSRU III Ltd. (as successor to HöeghStream LNG Ltd.) and Höegh LNG AS ( Höegh Gallant ). Please read “Item 7.B. Related Party Transactions—Commercial and Administration Management Agreements.”

(13)	Management Agreement, dated March 27, 2015, between Höegh Cyprus and Höegh LNG AS ( Höegh Gallant ). Please read “Item 7.B. Related Party Transactions—Gallant Management Agreement.”

(14)	Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Ltd. and Höegh LNG Fleet Management AS ( Neptune ). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(15)	Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Two Ltd. and Höegh LNG Fleet Management AS ( GDF Suez Cape Ann ). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(16)	Baltic and International Maritime Council Standard Ship Management Agreement, dated March 24, 2015, between Höegh LNG Cyprus and Höegh LNG Fleet Management AS ( Höegh Gallant ). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(17)	Baltic and International Maritime Council Standard Ship Management Agreement, dated October 17, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Fleet Management AS ( Höegh Grace ). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(18)	Technical Information and Services Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG AS ( PGN FSRU Lampung ). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(19)	Master Spare Parts Supply Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Asia Pte. Ltd. ( PGN FSRU Lampung ). Please read “Item 7.B. Related Party Transactions—Master Spare Parts Supply Agreement.”

(20)	Master Maintenance Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Shipping Services Pte Ltd ( PGN FSRU Lampung ). Please read “Item 7.B. Related Party Transactions—Master Maintenance Agreement.”

(21)	Sub-Technical Support Agreement, dated April 11, 2014, between Höegh LNG AS and Höegh LNG Fleet Management AS. Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(22)	Intercompany Agreement Regarding Secondment of Employees, dated March 31, 2015, between Höegh LNG Maritime Management Pte. Ltd. and Höegh Cyprus, as amended by Addendum No.1, dated November 17, 2015. Please read “Item 7.B. Related Party Transactions—Secondment Agreement.”

(23)	Manning Agreement, dated September 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh Fleet Services Philippines Inc. ( Höegh Grace ). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”

(24)	Management Consulting Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG AS ( Höegh Grace ). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”

(25)	Agreement for the Provision of Professional Payment Services, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Maritime Management Pte. Ltd. ( Höegh Grace ). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”

(26)	Crew Recruitment Consulting Services Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Maritime Management Pte. Ltd. ( Höegh Grace ). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”

(27)	Spare Parts Procurement and Insurance Services Agreement, dated October 25, 2016, between Höegh LNG FSRU IV Ltd. and Höegh LNG Fleet Management AS ( Höegh Grace ). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”

(28)	Technical Services Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG AS ( Höegh Grace ). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”

(29)	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA, as amended by Amendment No. 1, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 2, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 3, dated April 23, 2014, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA ( Neptune ). Please read “Item 4.B. Business Overview—Vessel Time Charters— Neptune Time Charter.”

(30)	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated December 20, 2007, among SRV Joint Gas Ltd., Suez LNG Trading SA and SRV Joint Gas Two Ltd., as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Two Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA, as amended by Amendment No. 1, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 2, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as supplemented by the Side Letter, dated November 17, 2013, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 3, dated April 23, 2014, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 4, dated October 23, 2017, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as supplemented by the Side Letter, dated October 27, 2017, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA. (GDF Suez Cape Ann ). Please read “Item 4.B. Business Overview—Vessel Time Charters.”

(31)	Amendment and Restatement Agreement of the Original Lease, Operation and Maintenance Agreement, dated January 25, 2012, between Höegh LNG Ltd. and PT Perusahaan Gas Negara (Persero) Tbk, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated September 18, 2013, among PT Perusahaan Gas Negara (Persero) Tbk, Höegh LNG Ltd. and PT Höegh LNG Lampung, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated February 21, 2014, among PT Perusahaan Gas Negara (Persero) Tbk, PT PGN LNG Indonesia and PT Höegh LNG Lampung ( PGN FSRU Lampung ). Please read “Item 4.B. Business Overview—Vessel Time Charters— PGN FSRU Lampung Time Charter.”

(32)	Lease and Maintenance Agreement, dated April 15, 2015, between Höegh Cyprus, acting through its Egypt Branch, and Höegh LNG Egypt LLC ( Höegh Gallant ). Please read “Item 4.B. Business Overview—Vessel Time Charters— Höegh Gallant Time Charter.”

(33)	International Leasing Agreement, dated November 1, 2014, between Höegh LNG FSRU IV Ltd. and Sociedad Portuaria El Cayao S.A. E.S.P., as amended by Amendment No. 1 thereto dated September 24, 2015 ( Höegh Grace ). “Item 4.B. Business Overview—Vessel Time Charters— Höegh Grace Charter.”

(34)	FSRU Operation and Services Agreement, dated November 1, 2014, between Höegh LNG Holdings Ltd. and Sociedad Portuaria El Cayao S.A. E.S.P., as amended by Amendment No. 1 thereto, dated September 24, 2015, as novated by the Deed of Novation, dated October 18, 2016, among Höegh LNG Holdings Ltd., Höegh LNG Colombia S.A.S. and Sociedad Portuaria El Cayao S.A. E.S.P. ( Höegh Grace ). “Item 4.B. Business Overview—Vessel Time Charters— Höegh Grace Charter.”

(35)	Second Amended and Restated Shareholders’ Agreement, dated July 18, 2014, among Mitsui O.S.K Lines, Ltd., Höegh LNG Partners Operating LLC and Tokyo LNG Tanker Co., Ltd. Please read “Item 4.B. Business Overview—Shareholder Agreements.”

(36)	Shareholders’ Agreement, dated March 13, 2013, between Höegh LNG Lampung Pte Ltd. and PT Bahtera Daya Utama. Please read Item 4.B. Business Overview—Shareholder Agreements.”

(37)	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Ltd.

(38)	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Two Ltd.

(39)	Amendment and Restatement Agreement, dated October 9, 2013, among Höegh LNG Lampung Pte Ltd., PT Bahtera Daya Utama and PT Imeco Inter Sarana.

(40)	Revolving Loan Agreement, dated August 12, 2014, between Höegh LNG Partners LP and Höegh LNG Holdings Ltd. in the amount of $85,000,000, as amended by Amendment No. 1, dated February 28, 2016 and Amendment No. 2, dated January 29, 2018. Please read “Item 7.B. Related Party Transactions—Revolving Credit Facility with Höegh LNG.”

(41)	Neptune Facility Agreement, dated December 20, 2007, among SRV Joint Gas Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, the Letter from the Agent for the Lenders, dated August 26, 2010, the Letter from the Agent for the Lenders, dated July 25, 2014, the Amendment Agreement, dated February 24, 2015 and the Amendment Agreement dated December 7, 2016. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt—Neptune Facility.”

(42)	Cape Ann Facility Agreement, dated December 20, 2007, among SRV Joint Gas Two Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, the Letter from the Agent for the Lenders, dated August 26, 2010, the Amendment Agreement, dated June 29, 2012 and the Letter from the Agent for the Lenders, dated July 25, 2014. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt—Cape Ann Facility.”

(43)	$299 Million Lampung Facility Agreement, dated September 12, 2013, between PT Höegh LNG Lampung and the other parties thereto, as amended by the Second Side Letter, dated December 18, 2014. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Lampung Facility.”

(44)	$412 Million Amended and Restated Facilities Agreement, dated March 17, 2016, between Höegh LNG Cyprus and Höegh LNG FSRU IV Ltd., as borrowers, and the other parties thereto, as amended by the Amendment Letter, dated December 23, 2016. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Gallant/Grace Facility.”

(45)	License Agreement, between Leif Höegh & Co. Ltd. and Höegh LNG Partners LP. Please read “Item 7.B. Related Party Transactions—License Agreement.”

(46)	Contribution, Purchase and Sale Agreement, dated August 12, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC. Please read “Item 7.B. Related Party Transactions—Acquisition of the Höegh Gallant .”

(47)	Letter Agreement, dated October 1, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Egypt LLC, Höegh LNG Partners LP and Höegh LNG Partners Operating LLC. Please read “Item 7.B. Related Party Transactions—Acquisition of the Höegh Gallant .”

(48)	Option Agreement, dated October 1, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd. and Höegh LNG Partners LP. Please read “Item 7.B. Related Party Transactions—Acquisition of the Höegh Gallant .”

(49)	Amended and Restated Seller’s Credit Note, dated February 28, 2016, issued by Höegh LNG Partners LP in favor of Höegh LNG Ltd. Please read “Item 7.B. Related Party Transactions—Acquisition of the Höegh Gallant .”

(50)	Contribution, Purchase and Sale Agreement, dated December 1, 2016, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC. Please read “Item 7.B. Related Party Transactions—Acquisition of the Höegh Grace .”

(51)	Contribution, Purchase and Sale Agreement, dated November 16, 2017, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC. Please read “Item 7.B. Related Party Transactions—Acquisition of the Höegh Grace .”

(52)	Indemnification Agreement, dated September 27, 2017, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Höegh LNG Holdings Ltd. Please read “Item 7.B. Related Party Transactions—Indemnification Agreement.”

(53)	At-the-Market Issuance Sales Agreement, dated January 26, 2018, among Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC and B. Riley FBR, Inc. Please read “Item 5.B. Liquidity and Capital Resources—Liquidity and Cash Needs.”

D.	Exchange Controls

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

This discussion is based upon provisions of the Code, Treasury Regulations and current administrative rulings and court decisions, all as in effect or existence on the date of this Annual Report and all of which are subject to change or differing interpretation, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. The following discussion applies only to beneficial owners of common units or Series A preferred units that own such units as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker dealers, tax-exempt organizations, retirement plans or individual retirement accounts or former citizens or long-term residents of the United States), persons who will hold the units as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. Dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common units or Series A preferred units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common units or Series A preferred units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of such units.

No ruling has been or will be requested from the IRS regarding any matter affecting us or our unitholders. The statements made herein may be challenged by the IRS and, if so challenged, may not be sustained upon review in a court. This discussion does not contain information regarding any U.S. state or local, estate, gift or alternative minimum tax considerations concerning the ownership or disposition of common units or Series A preferred units. This discussion does not comment on all aspects of U.S. federal income taxation that may be important to particular unitholders in light of their individual circumstances, and each prospective unitholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common units or Series A preferred units.

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

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units or Series A preferred units that owns (actually or constructively) less than 10.0% of the value or voting power of our equity and that is:

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

U.S. Federal Taxation of Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our Series A preferred units generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, allocated to our Series A preferred units, and distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, allocable to our common units. Distributions in excess of our earnings and profits allocable to our Series A preferred units or common units, as applicable, will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its Series A preferred units or common units and, thereafter, as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common units and Series A preferred units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends received with respect to our common units or Series A preferred units by a U.S. Holder that is an individual, trust or estate (a “U.S. Individual Holder”) generally will be treated as “qualified dividend income,” which is currently taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common units or Series A preferred units, as applicable, are readily tradable on an established securities market in the United States (such as the NYSE on which our common units and our Series A preferred units are listed); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under “—PFIC Status and Significant Tax Consequences”); (iii) the U.S. Individual Holder has owned the common units Series A preferred units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units or Series A preferred units, as applicable, become ex-dividend (and has not entered into certain risk limiting transactions with respect to such units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units or Series A preferred units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units or Series A preferred units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any amounts received in respect of our common units or Series A preferred units that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of the unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit , and a dividend with respect to a Series A preferred unit that is equal to or in excess of 5.0% of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such Series A preferred unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of a unitholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our common units or Series A preferred units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units or Series A preferred units will be treated as long-term capital loss to the extent of the amount of such dividend.

Sale, Exchange or Other Disposition of Common Units and Series A Preferred Units

Subject to the discussion of PFIC status below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common units or Series A preferred units in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in such units. The U.S. Holder’s initial tax basis in its common units or Series A preferred units generally will be the U.S. Holder’s purchase price for the units and that tax basis will be reduced (but not below zero) by the amount of any distributions on such units that are treated as non-taxable returns of capital (as discussed above under “—U.S. Federal Taxation of Distributions”). Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Certain U.S. Holders (including individuals) may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to limitations. Such capital gain or loss generally will be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes.

Medicare Tax on Net Investment Income

Certain U.S. Holders, including individuals, estates and trusts, will be subject to an additional 3.8% Medicare tax on, among other things, dividends and capital gains from the sale or other disposition of equity interests. For individuals, the additional Medicare tax applies to the lesser of (i) “net investment income” or (ii) the excess of “modified adjusted gross income” over $200,000 ($250,000 if married and filing jointly or $125,000 if married and filing separately). “Net investment income” generally equals the taxpayer’s gross investment income reduced by deductions that are allocable to such income. Unitholders should consult their tax advisors regarding the implications of the additional Medicare tax resulting from their ownership and disposition of our common units or Series A preferred units.

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our common units or Series A preferred units, either:

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

Moreover, there are legal uncertainties in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services. While there is legal authority supporting our conclusions, including IRS pronouncements concerning the characterization of income derived from time charters as services income, the Fifth Circuit held in Tidewater Inc. v. United States , 565 F.3d 299 (5th Cir. 2009) that income derived from certain marine time charter agreements should be treated as rental income rather than services income for purposes of a “foreign sales corporation” provision of the Code. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time chartering activities may be treated as rental income, and we would likely be treated as a PFIC. The IRS has announced its nonacquiescence with the court’s holding in the Tidewater case and, at the same time, announced the position of the IRS that the marine time charter agreements at issue in that case should be treated as service contracts.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year (and regardless of whether we remain a PFIC for subsequent taxable years), a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes an election to treat us as a “Qualified Electing Fund,” which we refer to as a “QEF election.” As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common units or Series A preferred units, as discussed below. If we are a PFIC, a U.S. Holder will be subject to the PFIC rules described herein with respect to any of our subsidiaries that are PFICs. However, the mark-to-market election discussed below will likely not be available with respect to shares of such PFIC subsidiaries. In addition, if a U.S. Holder owns our common units or Series A preferred units during any taxable year that we are a PFIC, such holder must file an annual report with the IRS.

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (an “Electing Holder”), then, for U.S. federal income tax purposes, that holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common units or Series A preferred units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common units or Series A preferred units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units or Series A preferred units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year and, as we anticipate, our common units or Series A preferred units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units or Series A preferred units, as applicable, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units or Series A preferred units, as applicable, at the end of the taxable year over the holder’s adjusted tax basis in such units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units or Series A preferred units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common units or Series A preferred units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units or Series A preferred units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units or Series A preferred units , as applicable, would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year (a “Non-Electing Holder”) would be subject to special rules resulting in increased tax liability with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units or Series A preferred units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for such units) and (ii) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

·	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common units or Series A preferred units;

·	the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income; and

·	the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax on ordinary income in effect for the applicable class of taxpayers for that year, and an interest charge for the deemed tax deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

These penalties would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common units or Series A preferred units. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common units or Series A preferred units, such holder’s successor generally would not receive a step-up in tax basis with respect to such units.

U.S. Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common units or Series A preferred units (other than a partnership or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is referred to as a Non-U.S. Holder. If you are a partner in a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holding our common units or Series A preferred units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of such units.

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

Disposition of Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units or Series A preferred units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the same manner as a U.S. Holder in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units or Series A preferred units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and meet certain other requirements.

Backup Withholding and Information Reporting

In general, payments to a non-corporate U.S. Holder of distributions or the proceeds of a disposition of common units or Series A preferred units will be subject to information reporting. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:

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

Because we and our subsidiaries do not and do not expect to conduct business or operations in the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units or Series A preferred units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of units.

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

Under the Tax Act on Income and Wealth, Non-Norwegian Holders will not be subject to any taxes in Norway on income or profits in respect of the acquisition, holding, disposition or redemption of the common units or Series A preferred units, provided that we are not treated as carrying on business in Norway, and the Non-Norwegian Holder is not engaged in a Norwegian trade or business to which the common units or Series A preferred units are effectively connected, or if the Non-Norwegian Holder is resident in a country that has an income tax treaty with Norway, such holder does not have a permanent establishment in Norway to which the common units are effectively connected.

We believe that we will be able to conduct our affairs so that Non-Norwegian Holders should not be subject to Norwegian tax on the acquisition, holding, disposition or redemption of the common units or Series A preferred units. However, this determination is dependent upon the facts existing at such time, including (but not limited to) the place where our board of directors meets and the place where our management makes decisions or takes certain actions affecting our business. We intend to conduct our affairs in a manner consistent with our Norwegian tax practice so that our business should not be treated as managed from or carried on in Norway for taxation purposes, and consequently, Non-Norwegian Holders should not be subject to tax in Norway solely by reason of the acquisition, holding, disposition or redemption of their common units or Series A preferred units. Nonetheless, there is no legal authority addressing our specific circumstances, and conclusions in this area remain matters of interpretation. Thus, it is possible that the Norwegian taxation authority could challenge, or a court could disagree with, our position.

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

Prospective unitholders who are resident or domiciled in the United Kingdom for taxation purposes, or who hold their units through a trade, profession or vocation in the United Kingdom are urged to consult their own tax advisors regarding the potential United Kingdom tax consequences to them of an investment in our common units or Series A preferred units and are responsible for filing their own UK tax returns and paying any applicable UK taxes (which may be due on amounts received by us but not distributed). The discussion that follows is based upon current United Kingdom tax law and what is understood to be the current practice of HM Revenue and Customs as at the date of this document, both of which are subject to change, possibly with retrospective effect.

Taxation of income and disposals . We expect to conduct our affairs so that Non-UK Holders should not be subject to United Kingdom income tax, capital gains tax or corporation tax on income or gains arising from the Partnership. Distributions may be made to Non-UK Holders without withholding or deduction for or on account of United Kingdom income tax.

Stamp taxes . No liability to United Kingdom stamp duty or stamp duty reserve tax should arise in connection with the issue of units to unitholders or the transfer of units in the Partnership.

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

Interest Rate Risk

Interest rate swap contracts can be utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on our outstanding floating rate debt. As of December 31, 2017, there are interest rate swap agreements on the Lampung, Gallant and Grace facilities’ floating rate debt that are designated as cash flow hedges for accounting purposes. Please read notes 18 and 19 to our consolidated financial statements.

As of December 31, 2017, the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(In thousands of U.S. dollars)	index	amount	liability	Term	(1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$155,146	(3,322)	Sept 2026	2.8%
Gallant interest rate swaps (2)	LIBOR	$124,313	112	Sept 2019	1.9%
Grace interest rate swaps (2)	LIBOR	$135,813	(679)	March 2020	2.3%

(1)	Excludes the margins paid on the floating-rate debt.
(2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

The table below provides information about our financial instruments that are sensitive to interest rates:

(In thousands of U.S. dollars)
Liabilities	2018	2019	2020	2021	2022	Thereafter	Total	Fair value	Rate(1)
Long-term Debt
Fixed rate	$6,667	32,333	24,750	—	—	—	$63,750	$63,463	4.2%

Variable rate	38,791	140,576	144,625	33,522	14,886	49,552	421,952	433,111	4.3%

Interest Rate Swaps
Variable to fixed	$2,015	542	501	354	220	257	$3,889	$3,889	2.4%

(1)	Rate refers to the weighted-average interest rate for our variable long-term debt, including the margin we pay on our floating-rate debt. The average variable to fixed rate for our interest rate swaps excludes the margin we pay on our drawn floating-rate debt. Please read note 14 to our consolidated financial statements.

Our joint ventures have utilized interest rate swap contracts as described in note 12 to our joint ventures’ combined financial statements.

Foreign Currency Risk

All financing, interest expenses from financing and most of our revenue and expenditures for vessel improvements are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the years ended December 31, 2017, 2016 and 2015, no derivative instruments have been used to manage foreign exchange risk.

The Gallant time charter provides that revenues are denominated 90% in U.S. dollars and 10% in Egyptian pounds, or as otherwise agreed between the parties from time to time. For the years ended December 31, 2017, 2016 and 2015, the revenues from the Höegh Gallant were denominated 96%, 95% and 90% in U.S. dollars and 4%, 5% and 10% in Egyptian pounds, respectively. A limited amount of operating expenses was also denominated in Egyptian pounds. Due to restrictions in Egypt, exchangeability between Egyptian pounds and other currencies was more than temporarily lacking or limited during 2015 and 2016. There are two official published rates for the Egyptian pounds. The lower rate is applied in our consolidated financial statements for revenues, expenses, assets and liabilities. For most of 2016 and all of 2017, we agreed to the payment of monthly revenues denominated in Egyptian pounds that aligned with its working capital needs for the next month which reduced its foreign exchange rate exposure and the risk of loss to a minimal amount in the event Egyptian pound was devalued.

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

Concentration of Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. We do not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are three charterers so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the customer’s financial condition. In addition, Höegh LNG guarantees the payment of Höegh Gallant time charter hire under certain circumstances. See “Item 4.B. Business Overview—Vessel Time Charters— Höegh Gallant Time Charter—Hire Rate.” No allowance for doubtful accounts was recorded for the years ended December 31, 2017 or 2016. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should the time charter for PGN FSRU Lampung, the Höegh Gallant or the Höegh Grace terminate prematurely, there could be delays in obtaining a new time charter and the rates could be lower depending upon the prevailing market conditions.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

As of December 31, 2017, we were in compliance with all applicable covenants under our debt agreements.

Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Under the direction of our Chief Executive Officer and Chief Financial Officer (“CEO and CFO”), we evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2017. Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed in our reports that are filed or submitted under the Exchange Act, are recorded, processed, summarized, and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and (ii) information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Based upon that evaluation, our CEO and CFO concluded that, as of December 31, 2017, our disclosure controls and procedures were not effective, as a result of the material weaknesses in internal controls over financial reporting described below.

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

In connection with the preparation of this Annual Report, management, under the supervision and with the participation of our CEO and CFO, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017, based on the criteria described in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that evaluation, management has concluded that as of December 31, 2017, the Partnership’s internal control over financial reporting was not effective due to the material weaknesses in internal control over financial reporting described below.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Based on our evaluation in accordance with the COSO criteria, management identified a material weakness in our internal control over financial reporting due to a combination of deficiencies related to controls over i) input data to the three-way match of the purchase order, delivery confirmation and invoice to detect errors in supplier invoicing, and ii) accruals for delivered goods and services not yet invoiced, related to vessel operating expenses. Management concluded that there is a material weakness in accounting for the procurement of goods and services as of December 31, 2017.

Management also identified a number of deficiencies related to the operating effectiveness of information technology (“IT”) general controls, specifically user access controls related to certain financial applications and data relevant to the preparation of our consolidated financial statements, as of December 31, 2017. These controls are intended to ensure that access to financial applications and data is adequately restricted to appropriate personnel. As of December 31, 2017, management has determined that the deficiencies in IT general controls related to access to programs and data constitute a material weakness.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Partnership’s registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

Remediation Efforts

As discussed in greater detail in Item 15 of our Annual Report on Form 20-F for the year ended December 31, 2015, management identified a material weakness in our internal control over financial reporting related to a combination of control deficiencies for i) inadequate three way match of the purchase order, delivery confirmation and invoice to detect errors in supplier invoicing; ii) inadequate review and approval of supplier contracts; and iii) inadequate segregation of duties in relation to the initiation and approval of new suppliers in accounting for procurement of goods and services as of December 31, 2015.

With respect to the material weakness related to accounting for procurement of goods and services, initially identified as of December 31, 2015, we have taken numerous steps in 2017 in executing our remediation plan primarily through the implementation of the following measures:

•	Reassessed, redesigned and implemented controls for the three-way match of invoices and for accruals for delivered goods and services not invoiced;
•	Provided additional training of purchasing personnel to assure segregation of duties between the persons initiating and approving new suppliers; and
•	Monitored and continued testing controls over the accounting for procurement of goods and services.

We believe the actions taken in 2017 relating to the accounting for the procurement of goods and services have improved our internal control over financial reporting. Our remediation actions described above and implemented in 2017 represent significant progress in enhancing our internal control over financial reporting related to the identified material weakness.

Based on our evaluation in accordance with the COSO criteria, we consider the:

•	controls over review and approval of supplier contracts and segregation of duties in relation to the initiation and approval of new suppliers in accounting for procurement of goods and services to be remediated as of December 31, 2017; and
•	controls over i) input data to the three-way match of the purchase order, delivery confirmation and invoice to detect errors in supplier invoicing, and ii) accruals for delivered goods and services not yet invoiced, related to vessel operating expenses, ineffective as of December 31, 2017.

Due to the remaining deficiencies over the three-way match and accruals related to vessel operating expenses described above, management concluded that there is a material weakness in accounting for the procurement of goods and services as of December 31, 2017. We continue to implement and test the effectiveness of these remedial actions, procedures and controls.

Subsequent to December 31, 2017, we are continuing to take the remedial actions set forth below to address the deficiencies resulting in the material weakness in our internal control over financial reporting related to accounting for the procurement of goods and services:

•	Increase monitoring of the performance of controls; and
•	Reassess and improve the design, operation and documentation of controls related to i) input data to the three-way match of the purchase order, delivery confirmation and invoice to detect errors in supplier invoicing, and ii) accruals for delivered goods and services not yet invoiced, related to vessel operating expenses.

As discussed in greater detail in Item 15 of our Annual Report on Form 20-F as of December 31, 2016, management identified a number of deficiencies related to operating effectiveness of information technology (“IT”) general controls related to certain information systems that are relevant to the preparation of our consolidated financial statements and our system of internal control over financial reporting. As of December 31, 2016, management determined that the combination of deficiencies in IT general controls related to i) access to programs and data and ii) program changes constituted a material weakness.

We have taken the remedial actions set forth below to address the combination of deficiencies resulting in the material weakness in our internal control over financial reporting related to IT general controls initially identified as of December 31, 2016:

•	Reassessed, redesigned, and improved the operation and monitoring of controls and procedures related to the user and external service provider access to financial applications and data;
•	Improved the operation and monitoring of controls and procedures related to program change management for IT systems relevant to the preparation of the consolidated financial statements and to the maintenance of our systems of internal control over financial reporting; and
•	Provided training for our IT personnel and application owners to ensure appropriate understanding and knowledge of our IT processes and IT general controls to improve the operating effectiveness and monitoring of the performance of these controls.

We believe the actions taken in 2017 relating to the user and external service provider access to financial applications and data and program change management for IT systems have improved our internal control over financial reporting. Our remediation actions described above and implemented in 2017 represent significant progress in enhancing our internal control over financial reporting related to the identified material weakness.

Based on our evaluation in accordance with the COSO criteria, we consider:

•	the deficiencies related to program change controls for IT systems relevant to the preparation of the consolidated financial statements to be remediated as of December 31, 2017; and
•	the operation of our controls over user access controls related to financial applications and data to be ineffective as of December 31, 2017. These controls are intended to ensure that access to financial applications and data is adequately restricted to appropriate personnel.

Due to the remaining deficiencies over access controls related to financial applications and data described above, management concluded that the combination of deficiencies in IT general controls related to access to programs and data constitute a material weakness as of December 31, 2017.

Subsequent to December 31, 2017, we are continuing to take the remedial actions set forth below to address the deficiencies resulting in the material weakness in our internal control over financial reporting related to IT general controls:

•	Seek to increase capacity working on remedial actions and performance of controls; and
•	Reassess and improve the operation, documentation and monitoring of controls and procedures related to the user access to financial applications and data.

Our remediation efforts, including improvements, implementation and testing of our remediation measures, will continue to be given significant time and attention in 2018. As we continue to evaluate and work to improve our internal control over financial reporting, we may determine to take additional measures to address control deficiencies or determine to modify certain of the remediation measures described above.

In addition to completing our planned actions above for procurement and IT general controls, the material weaknesses cannot be considered remediated until the applicable enhancements to our internal control process operate for a sufficient period of time and management has concluded, through testing, that internal controls are operating effectively. Although we plan to complete the remediation process as quickly as possible, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful.

Changes in Internal Control over Financial Reporting

As described above under “Remediation Efforts,” we have undertaken a broad range of remedial actions in 2017 to address the material weakness in our internal control over financial reporting related to the accounting for procurement of goods and services and the material weaknesses in our internal control over financial reporting related to the deficiencies in IT general controls.

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

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that Kathleen McAllister and David Spivak qualify as audit committee financial experts and are independent under applicable NYSE and SEC standards.

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

Our principal accountant for 2017 was Ernst & Young AS.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by SEC and PCAOB standards to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2017.

Fees Incurred by the Partnership for Ernst & Young AS’ Services

(In thousands of U.S. dollars)	2017	2016
Audit Fees	$1,135	$1,255
Audit-Related Fees	14	409
Tax Fees	1	—
All Other Fees	—	—
	$1,150	$1,664

Audit Fees

Audit fees for 2017 and 2017 are the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Partnership’s annual financial statements and services normally provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

Audit-Related Fees

Audit-related fees for 2017 relate to proposed transactions. Audit-related fees for 2016 include work related to carve-out audits and SEC comment letters.

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

Independence of Directors

The NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors. Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in the NYSE rules. In addition, the NYSE rules do not require limited partnerships like us to have boards of directors comprised of a majority of independent directors. However, our board of directors has determined that each of Ms. McAllister, Mr. Jamieson, Mr. Shaw and Mr. Spivak satisfies the independence standards established by the NYSE as applicable to us.

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

Unitholder Approval

We are not required to obtain unitholder approval prior to the adoption of equity compensation plans or certain equity issuances, including, among others, issuing 20% or more of our outstanding common units or voting power in a transaction.

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

The consolidated financial statements of Höegh LNG Partners LP and schedule set forth on pages F-1 through F-66, Exhibit 15.1 and the combined financial statements of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. set forth on pages F-67 through F-86, together with the related report of Ernst & Young AS, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report.

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the notes to the financial statements and therefore have been omitted.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit
Number	Description

1.1	Certificate of Limited Partnership of Höegh LNG Partners LP (incorporated by reference to Exhibit 3.1 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

1.2	Second Amended and Restated Agreement of Limited Partnership of Höegh LNG Partners LP, dated October 5, 2017, between Höegh LNG GP LLC and Höegh LNG Holdings Ltd. (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K, filed on October 5, 2017)

4.1	Contribution, Purchase and Sale Agreement, dated August 8, 2014, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.1 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.2	Omnibus Agreement, dated August 12, 2014, among Höegh LNG Holdings Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.2 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.2.1	Letter Agreement, dated August 12, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.32 to the registrant’s Annual Report on Form 20-F/A, filed on November 30, 2015)

4.3	2014 Höegh LNG Partners LP Long-Term Incentive Plan (incorporated by reference to Exhibit 4.3 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.4	Höegh LNG Partners LP Amended and Restated Non-Employee Director Compensation Plan (incorporated by reference to Exhibit 4.5 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.5	Employment Contract, dated November 26, 2013, between Leif Höegh (U.K.) Limited and Richard Tyrrell (incorporated by reference to Exhibit 10.5 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

Exhibit
Number	Description

4.6	Administrative Services Agreement, dated July 2, 2014, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Höegh LNG Services Ltd., as amended (incorporated by reference to Exhibit 4.6 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.7	Administrative Services Agreement, dated July 2, 2014, between Höegh LNG Services Ltd and Höegh LNG AS, as amended (incorporated by reference to Exhibit 4.7 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.8	Administrative Services Agreement, dated October 28, 2014, between Leif Höegh (U.K.) Limited and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.30 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.9	Administrative Services Agreement, dated October 28, 2014, between Leif Höegh (U.K.) Limited and Höegh LNG Services Ltd. (incorporated by reference to Exhibit 4.31 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.10	Commercial and Administration Management Agreement, dated November 24, 2009, between SRV Joint Gas Ltd. and Höegh LNG AS ( Neptune ) (incorporated by reference to Exhibit 10.8 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.11	Commercial and Administration Management Agreement, dated May 19, 2010, between SRV Joint Gas Two Ltd. and Höegh LNG AS ( GDF Suez Cape Ann ) (incorporated by reference to Exhibit 10.9 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.12	Commercial and Administration Management Agreement, dated May 31, 2010, between Höegh LNG FSRU III Ltd. (as successor to HöeghStream LNG Ltd.) and Höegh LNG AS ( Höegh Gallant ) (incorporated by reference to Exhibit 4.13 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.13	Management Agreement, dated March 27, 2015, between Hoegh LNG Cyprus Limited and Höegh LNG AS ( Höegh Gallant ) (incorporated by reference to Exhibit 4.14 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.14	Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Ltd. and Höegh LNG Fleet Management AS ( Neptune ) (incorporated by reference to Exhibit 10.10 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.15	Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Two Ltd. and Höegh LNG Fleet Management AS ( GDF Suez Cape Ann ) (incorporated by reference to Exhibit 10.11 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.16	Baltic and International Maritime Council Standard Ship Management Agreement, dated March 24, 2015, between Hoegh LNG Cyprus Limited and Höegh LNG Fleet Management AS ( Höegh Gallant ) (incorporated by reference to Exhibit 4.17 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.17	Baltic and International Maritime Council Standard Ship Management Agreement, dated October 17, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Fleet Management AS ( Höegh Grace ) (incorporated by reference to Exhibit 4.17 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.18	Technical Information and Services Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG AS ( PGN FSRU Lampung ) (incorporated by reference to Exhibit 10.12 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

Exhibit
Number	Description

4.19	Master Spare Parts Supply Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Asia Pte. Ltd. ( PGN FSRU Lampung ) (incorporated by reference to Exhibit 10.13 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.20	Master Maintenance Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Shipping Services Pte Ltd ( PGN FSRU Lampung ) (incorporated by reference to Exhibit 10.14 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.21	Sub-Technical Support Agreement, dated April 11, 2014, between Höegh LNG AS and Höegh LNG Fleet Management AS ( PGN FSRU Lampung ) (incorporated by reference to Exhibit 10.15 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.22	Intercompany Agreement Regarding Secondment of Employees, dated March 31, 2015, between Höegh LNG Maritime Management Pte. Ltd. and Hoegh LNG Cyprus Limited, as amended by Addendum No. 1 dated November 17, 2015 (incorporated by reference to Exhibit 4.22 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.23	Manning Agreement, dated September 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh Fleet Services Philippines Inc. ( Höegh Grace ) (incorporated by reference to Exhibit 4.23 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.24	Management Consulting Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG AS ( Höegh Grace ) (incorporated by reference to Exhibit 4.24 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.25	Agreement for the Provision of Professional Payment Services, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Maritime Management Pte. Ltd. ( Höegh Grace ) (incorporated by reference to Exhibit 4.25 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.26	Crew Recruitment Consulting Services Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Maritime Management Pte. Ltd. ( Höegh Grace ) (incorporated by reference to Exhibit 4.26 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.27	Spare Parts Procurement and Insurance Services Agreement, dated October 25, 2016, between Höegh LNG FSRU IV Ltd. and Höegh LNG Fleet Management AS ( Höegh Grace ) (incorporated by reference to Exhibit 4.27 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.28	Technical Services Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG AS ( Höegh Grace ) (incorporated by reference to Exhibit 4.28 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.29†	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA ( Neptune ) (incorporated by reference to Exhibit 10.16 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.29.1†	Amendment No 1. to the SRV LNG Carrier Time Charterparty, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA ( Neptune ) (incorporated by reference to Exhibit 4.16.1 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.29.2†	Amendment No 2. to the SRV LNG Carrier Time Charterparty, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA ( Neptune ) (incorporated by reference to Exhibit 4.16.2 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.29.3†	Amendment No. 3, dated April 23, 2014, to the SRV LNG Carrier Time Charterparty ( Neptune ) (incorporated by reference to Exhibit 10.16.1 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.29.4†	Amendment No. 4, dated December 9, 2016, to the SRV LNG Carrier Time Charterparty ( Neptune ) (incorporated by reference to Exhibit 4.29.4 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

Exhibit
Number	Description

4.30†	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated December 20, 2007, among SRV Joint Gas Ltd., Suez LNG Trading SA and SRV Joint Gas Two Ltd., as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Two Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA, as amended by Amendment No. 1, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 2, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as supplemented by the Side Letter, dated November 17, 2013, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA (GDF Suez Cape Ann) (incorporated by reference to Exhibit 10.17 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.30.1†	Amendment No. 3, dated April 23, 2014, to the SRV LNG Carrier Time Charterparty ( GDF Suez Cape Ann ) (incorporated by reference to Exhibit 10.17.1 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.30.2*††	Amendment No. 4, dated October 23, 2017, to the SRV LNG Carrier Time Charterparty, as supplemented by the Side Letter, dated October 27, 2017 (GDF Suez Cape Ann )

4.31†	Amendment and Restatement Agreement of the Original Lease, Operation and Maintenance Agreement, dated January 25, 2012, between Höegh LNG Ltd. and PT Perusahaan Gas Negara (Persero) Tbk, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated September 18, 2013, among PT Perusahaan Gas Negara (Persero) Tbk, Höegh LNG Ltd. and PT Höegh LNG Lampung, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated February 21, 2014, among PT Perusahaan Gas Negara (Persero) Tbk, PT PGN LNG Indonesia and PT Höegh LNG Lampung ( PGN FSRU Lampung ) (incorporated by reference to Exhibit 10.18 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.32†	Lease and Maintenance Agreement, dated April 15, 2015, between Hoegh LNG Cyprus Limited, acting through its Egypt Branch, and Höegh LNG Egypt LLC ( Höegh Gallant ) (incorporated by reference to Exhibit 4.26 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.33†	International Leasing Agreement, dated November 1, 2014, between Höegh LNG FSRU IV Ltd. and Sociedad Portuaria El Cayao S.A. E.S.P., as amended by Amendment No. 1 thereto dated September 24, 2015 ( Höegh Grace ) (incorporated by reference to Exhibit 4.33 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.34†	FSRU Operation and Services Agreement, dated November 1, 2014, between Höegh LNG Holdings Ltd. and Sociedad Portuaria El Cayao S.A. E.S.P., as amended by Amendment No. 1 thereto, dated September 24, 2015, as novated by the Deed of Novation, dated October 18, 2016, among Höegh LNG Holdings Ltd., Höegh LNG Colombia S.A.S. and Sociedad Portuaria El Cayao S.A. E.S.P. ( Höegh Grace ) (incorporated by reference to Exhibit 4.34 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.35	Second Amended and Restated Shareholders’ Agreement, dated July 18, 2014, among Mitsui O.S.K Lines, Ltd., Höegh LNG Partners Operating LLC and Tokyo LNG Tanker Co., Ltd. (incorporated by reference to Exhibit 4.19 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.36	Shareholders’ Agreement, dated March 13, 2013, between Höegh LNG Lampung Pte Ltd. and PT Bahtera Daya Utama (incorporated by reference to Exhibit 10.20 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.37	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Ltd. (incorporated by reference to Exhibit 10.21 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.38	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Two Ltd. (incorporated by reference to Exhibit 10.22 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

Exhibit
Number	Description

4.39	Amendment and Restatement Agreement, dated October 9, 2013, among Höegh LNG Lampung Pte Ltd., PT Bahtera Daya Utama and PT Imeco Inter Sarana (incorporated by reference to Exhibit 10.23 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.40	Revolving Loan Agreement, dated August 12, 2014, between Höegh LNG Partners LP and Höegh LNG Holdings Ltd. in the amount of $85,000,000 (incorporated by reference to Exhibit 4.24 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.40.1	Amendment No. 1 to the Revolving Loan Agreement, dated February 28, 2016 (incorporated by reference to Exhibit 4.32.1 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.40.2*	Amendment No. 2 to the Revolving Loan Agreement, dated January 29, 2018

4.41	Neptune Facility Agreement, dated December 20, 2007, among SRV Joint Gas Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, the Letter from the Agent for the Lenders, dated August 26, 2010, the Letter from the Agent for the Lenders, dated July 25, 2014 and the Amendment Agreement, dated February 24, 2015 (incorporated by reference to Exhibit 4.26 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.41.1	Amendment Letter, dated December 7, 2016, to Neptune Facility Agreement, between SRV Joint Gas Ltd. and DNB Bank ASA, as security trustee and agent (incorporated by reference to Exhibit 4.41.1 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.42	Cape Ann Facility Agreement, dated December, 20, 2007, among SRV Joint Gas Two Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, the Letter from the Agent for the Lenders, dated August 26, 2010, the Amendment Agreement, dated June 29, 2012 and the Letter from the Agent for the Lenders, dated July 25, 2014 (incorporated by reference to Exhibit 4.27 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.43	$299 Million Lampung Facility Agreement, dated September 12, 2013, between PT Höegh LNG Lampung and the other parties thereto, as amended by the Second Side Letter, dated December 18, 2014 (incorporated by reference to Exhibit 4.28 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.44	$412 Million Amended and Restated Facilities Agreement, dated March 17, 2016, among Hoegh LNG Cyprus Limited and Höegh LNG FSRU IV Ltd., as borrowers, and the other parties thereto (incorporated by reference to Exhibit 4.37 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.44.1	Amendment Letter, dated December 23, 2016, to $412 Million Amended and Restated Facilities Agreement, among Hoegh LNG Cyprus Limited and Höegh LNG FSRU IV Ltd., as borrowers, and the other parties thereto (incorporated by reference to Exhibit 4.44.1 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.45	License Agreement, between Leif Höegh & Co. Ltd. and Höegh LNG Partners LP (incorporated by reference to Exhibit 10.29 to Amendment No. 1 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 17, 2014)

4.46	Contribution, Purchase and Sale Agreement, dated August 12, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.39 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.47	Letter Agreement, dated October 1, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Egypt LLC, Höegh LNG Partners LP and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.40 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.48	Option Agreement, dated October 1, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd. and Höegh LNG Partners LP (incorporated by reference to Exhibit 4.41 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

Exhibit
Number	Description

4.49	Contribution, Purchase and Sale Agreement, dated December 1, 2016, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K, filed on December 1, 2016)

4.50	Contribution, Purchase and Sale Agreement, dated November 16, 2017, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K, filed on January 26, 2018)

4.51	Indemnification Agreement, dated September 27, 2017, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Höegh LNG Holdings Ltd. (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K, filed on September 28, 2017)

4.52	At-the-Market Issuance Sales Agreement, dated January 26, 2018, among Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC and B. Riley FBR, Inc. (incorporated by reference to Exhibit 1.1 to the registrant’s Report on Form 6-K, filed on January 26, 2018)

8.1*	Subsidiaries of Höegh LNG Partners LP

12.1*	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer and the Principal Financial Officer

13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer and the Principal Financial Officer

15.1*	Schedule I - Condensed Financial Information of Registrant

15.2*	Consent of Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF*	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE*	XBRL Taxonomy Extension Schema Presentation Linkbase

*	Filed herewith.
†	Certain portions have been omitted pursuant to a confidential treatment order. Omitted information has been filed separately with the SEC.
††	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Annual Report and submitted separately to the Securities and Exchange Commission.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

HÖEGH LNG PARTNERS LP

Date: April 6, 2018

	By:	/s/ Richard Tyrrell
		Name:	Richard Tyrrell
		Title:	Chief Executive Officer and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Unitholders of Höegh LNG Partners LP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Höegh LNG Partners LP (the “Partnership”) as of December 31, 2017 and 2016, the related consolidated statements of income, comprehensive income, partners’ capital and cash flows for each of the three years in the period ended December 31, 2017, the related notes, and the financial statement schedule referred to in Exhibit 15.1 of Item 19 of the 2017 Annual Report on Form 20-F (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Partnership at December 31, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Partnership is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young AS

We have served as the Partnership’s auditor since 2013.

Oslo, Norway

April 6, 2018

HÖEGH LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(in thousands of U.S. dollars, except per unit amounts)

	Notes	2017	2016	2015
REVENUES
Time charter revenues	6,17,20	$143,531	91,107	$57,465
Total revenues	5,6	143,531	91,107	57,465
OPERATING EXPENSES
Vessel operating expenses	17,20	(23,791)	(16,080)	(9,679)
Construction contract expenses	7,20	(151)	(315)	—
Administrative expenses		(9,910)	(9,718)	(8,733)
Depreciation and amortization	11,12	(21,054)	(10,552)	(2,653)
Total operating expenses		(54,906)	(36,665)	(21,065)
Equity in earnings (losses) of joint ventures	5,16	5,139	16,622	17,123
Operating income (loss)	5	93,764	71,064	53,523
FINANCIAL INCOME (EXPENSE), NET
Interest income	17	500	857	7,568
Interest expense	14,17	(30,085)	(25,178)	(17,770)
Gain (loss) on derivative instruments	19	2,463	1,839	949
Other items, net		(3,574)	(3,333)	(2,678)
Total financial income (expense), net	8	(30,696)	(25,815)	(11,931)
Income (loss) before tax		63,068	45,249	41,592
Income tax expense	9	(3,878)	(3,872)	(313)
Net income (loss)	5	$59,190	41,377	$41,279
Non-controlling interest in net income		10,408	—	—
Preferred unitholders' interest in net income		2,480	—	—
Limited partners' interest in net income (loss)		$46,302	41,377	$41,279

Earnings per unit
Common unit public (basic and diluted)	24	$1.37	1.58	$1.56
Common unit Höegh LNG (basic and diluted)	24	$1.44	1.52	$1.57
Subordinated unit (basic and diluted)	24	$1.45	1.52	$1.57

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(in thousands of U.S. dollars)

	Notes	2017	2016	2015
Net income (loss)		$59,190	41,377	$41,279
Unrealized gains (losses) on cash flow hedge	19	3,335	1,883	1,329
Income tax benefit (expense)	9,19	(347)	(378)	(395)
Other comprehensive income (loss)		2,988	1,505	934
Comprehensive income (loss)		$62,178	42,882	$42,213
Non-controlling interest in comprehensive income		10,794	—	—
Preferred unitholders' interest in net income		2,480	—	—
Partners' interest in comprehensive income (loss)		$48,904	42,882	$42,213

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2016

(in thousands of U.S. dollars)

	Notes	2017	2016
ASSETS
Current assets
Cash and cash equivalents	18	$22,679	$18,915
Restricted cash	18	6,962	8,055
Trade receivables	18	7,563	2,088
Amounts due from affiliates	17,18	4,286	4,237
Advances to joint ventures	13,18	—	6,275
Inventory		668	697
Current portion of net investment in direct financing lease	6	3,806	3,485
Prepaid expenses and other receivables		462	609
Total current assets		46,426	44,361
Long-term assets
Restricted cash	18	13,640	14,154
Cash designated for acquisition	4	—	91,768
Vessels, net of accumulated depreciation	11	679,041	342,591
Other equipment	11	604	592
Intangibles and goodwill	12	24,370	16,241
Advances to joint ventures	13,18	3,263	943
Net investment in direct financing lease	6	282,820	286,626
Long-term deferred tax asset	9	204	791
Derivative instruments	18,19	228	—
Other long-term assets	10,18	8,363	12,400
Total long-term assets		1,012,533	766,106
Total assets		$1,058,959	$810,467

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2016

(in thousands of U.S. dollars)

	Notes	2017	2016
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	14,18	$45,458	$32,208
Trade payables		381	972
Amounts due to owners and affiliates	17,18	1,417	1,374
Value added and withholding tax liability		1,511	796
Derivative instruments	18,19	2,015	3,534
Accrued liabilities and other payables	15	13,042	18,932
Total current liabilities		63,824	57,816
Long-term liabilities
Accumulated losses of joint ventures	5,16	20,746	25,886
Long-term debt	14,18	434,845	300,440
Revolving credit and seller’s credit due to owners and affiliates	17,18	51,832	43,005
Derivative instruments	18,19	2,102	3,511
Long-term tax liability	9	—	2,228
Long-term deferred tax liability	9	5,158	1,556
Other long-term liabilities	10	5,793	11,235
Total long-term liabilities		520,476	387,861
Total liabilities		584,300	445,677
EQUITY	22,23,24
8.75% Series A Preferred Units: 4,600,000 units and 0 units issued and outstanding at December 31, 2017 and 2016		113,404	—
Common units public: 17,648,844 units and 17,639,039 units issued and outstanding at December 31, 2017 and 2016		317,149	321,091
Common units Höegh LNG: 2,116,060 units issued and outstanding at December 31, 2017 and 2016		6,513	6,849
Subordinated units: 13,156,060 units issued and outstanding at December 31, 2017 and 2016		40,341	42,586
Accumulated other comprehensive income (loss)	19	(2,748)	(5,736)
Total partners' capital		474,659	364,790
Total equity		474,659	364,790
Total liabilities and equity		$1,058,959	$810,467

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF

CHANGES IN PARTNERS’ CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(in thousands of U.S. dollars)

	Partners' Capital
	8.75% Series A Preferred Units	Common Units Public	Common Units Höegh LNG	Subor- dinated Units	Accumulated Other Comprehensive Income	Non- controlling interest	Total Equity
Consolidated balance as of December 31, 2014	$—	207,004	5,202	32,347	(8,175)	—	$236,378
Net income	—	17,273	3,326	20,680	—	—	41,279
Cash distributions to unitholders	—	(14,905)	(2,857)	(17,762)	—	—	(35,524)
Cash contribution from Höegh LNG	—	—	914	5,682	—	—	6,596
Other comprehensive income	—	—	—	—	934	—	934
Contributions from owner	—	—	19	116	—	—	135
Consolidated balance as of December 31, 2015	—	209,372	6,604	41,063	(7,241)	—	249,798
Net income	—	18,133	3,221	20,023	—	—	41,377
Cash distributions to unitholders	—	(18,225)	(3,554)	(22,098)	—	—	(43,877)
Cash contribution from Höegh LNG	—	—	532	3,311	—	—	3,843
Other comprehensive loss	—	—	—	—	1,505	—	1,505
Net proceeds from issuance of common units	—	111,529	—	—	—	—	111,529
Issuance of units for Board of Directors' fees	—	189	—	—	—	—	189
Other and contributions from owners	—	93	46	287	—	—	426
Consolidated balance as of December 31, 2016	$—	321,091	6,849	42,586	(5,736)	—	$364,790

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF

CHANGES IN PARTNERS’ CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(in thousands of U.S. dollars)

	Partners' Capital
	8.75% Series A Preferred Units	Common Units Public	Common Units Höegh LNG	Subor- dinated Units	Accumulated Other Comprehensive Income	Non- controlling interest	Total Equity
Consolidated balance as of December 31, 2016	$—	321,091	6,849	42,586	(5,736)	—	$364,790
Non-controlling interest acquired from the purchase of the Höegh Grace entities	—	—	—	—	—	88,561	88,561
Net income	2,480	24,217	3,055	19,030	—	10,408	59,190
Cash distributions to unitholders	—	(30,039)	(3,741)	(23,257)	—	—	(57,037)
Cash distributions to non-controlling interest	—	—	—	—	—	(9,457)	(9,457)
Cash contribution from Höegh LNG	—	—	315	1,760	—	—	2,075
Cash distribution to Höegh LNG	—	—	(213)	(1,321)	—	—	(1,534)
Other comprehensive income	—	—	—	—	2,602	386	2,988
Net proceeds from issuance of Series A Preferred Units	110,924	—	—	—	—	—	110,924
Acquisition of non-controlling interest of the Höegh Grace entities	—	—	—	—	—	(89,898)	(89,898)
Difference between net book value of acquired non-controlling interest and consideration paid	—	1,528	183	1,139	386	—	3,236
Issuance of units for Board of Directors' fees	—	189	—	—	—	—	189
Contributions from owners	—	163	65	404	—	—	632
Consolidated balance as of December 31, 2017	$113,404	317,149	6,513	40,341	(2,748)	—	$474,659

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(in thousands of U.S. dollars)

	2017	2016	2015
OPERATING ACTIVITIES
Net income (loss)	$59,190	41,377	$41,279
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	21,054	10,552	2,653
Equity in losses (earnings) of joint ventures	(5,139)	(16,622)	(17,123)
Changes in accrued interest income on advances to joint ventures and demand note	3,955	743	2,406
Amortization of deferred debt issuance cost and fair value of debt assumed	828	2,013	2,480
Amortization in revenue for above market contract	3,631	2,405	605
Changes in accrued interest expense	218	(227)	(162)
Net currency exchange losses (gains)	908	(109)	102
Unrealized loss (gain) on derivative instruments	(2,463)	(1,839)	(949)
Non-cash revenue: tax paid directly by charterer	(861)	—	—
Non-cash income tax expense: tax paid directly by charterer	861	—	—
Deferred tax expense and provision for tax uncertainty	1,614	3,548	(1,033)
Issuance of units for Board of Directors' fees	189	189	—
Other adjustments	632	426	135
Changes in working capital:
Restricted cash	1,112	2,829	10,007
Trade receivables	(1,035)	(83)	(2,011)
Inventory	29	70	271
Prepaid expenses and other receivables	188	(81)	235
Trade payables	(804)	(321)	154
Amounts due to owners and affiliates	(628)	(9,228)	(3,486)
Value added and withholding tax liability	4,519	3,043	2,892
Accrued liabilities and other payables	(6,939)	743	4,330
Net cash provided by (used in) operating activities	81,059	39,428	42,785

INVESTING ACTIVITIES
Expenditure for purchase of Höegh Grace entities	(137,475)	—	—
Cash acquired in the purchase of the Höegh Grace entities	3,774	—	—
(Increase) decrease in restricted cash designated for purchase of the Höegh Grace entities	91,768	(91,768)	—
Expenditure for vessel and other equipment	(21)	(537)	(955)
Receipts from repayment of principal on advances to joint ventures	—	6,029	5,796
Receipts from repayment of principal on direct financing lease	3,485	3,192	2,919
Cash acquired in the acquisition of the Höegh Gallant	—	—	7,695
Net cash provided by (used in) investing activities	$(38,469)	(83,084)	$15,455

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(in thousands of U.S. dollars)

	2017	2016	2015
FINANCING ACTIVITIES
Proceeds from loans and promissory notes due to owners and affiliates	$25,730	8,622	$—
Repayment of long-term debt	(45,458)	(32,208)	(22,348)
Repayment of amounts due to owners and affiliates	(58,705)	(12,617)	—
Customer loan for funding of value added liability on import	(5,878)	(6,233)	(4,769)
Payment of debt issuance cost	—	—	(189)
Net proceeds from issuance of common units	—	111,529	—
Net proceeds from issuance of Series A Preferred Units	110,924	—	—
Cash distributions to limited partners	(57,037)	(43,877)	(35,524)
Cash distributions to non-controlling interest	(9,457)	—	—
Proceeds from indemnifications received from Höegh LNG	2,075	3,843	6,596
Repayment of indemnifications received from Höegh LNG	(1,534)	—	—
(Increase) decrease in restricted cash	514	644	385
Net cash provided by (used in) financing activities	$(38,826)	29,703	$(55,849)

Increase (decrease) in cash and cash equivalents	3,764	(13,953)	2,391
Cash and cash equivalents, beginning of period	18,915	32,868	30,477
Cash and cash equivalents, end of period	$22,679	18,915	$32,868

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

1. Description of business

Höegh LNG Partners LP (the “Partnership”) was formed under the laws of the Marshall Islands on April 28, 2014 as an indirect 100% owned subsidiary of Höegh LNG Holdings Ltd. (“Höegh LNG”) for the purpose of acquiring Höegh LNG’s interests in Hoegh LNG Lampung Pte. Ltd., PT Hoegh LNG Lampung (the owner of the PGN FSRU Lampung), SRV Joint Gas Ltd. (the owner of the Neptune), and SRV Joint Gas Two Ltd. (the owner of the GDF Suez Cape Ann) in connection with the Partnership’s initial public offering of its common units (the “IPO”).

On August 12, 2014, the Partnership completed its IPO. Prior to the closing of the IPO, Höegh LNG contributed to the Partnership all of its equity interests and loans and promissory notes due to it and affiliates in each of the entities owning the Neptune, the GDF Suez Cape Ann and the PGN FSRU Lampung. The transfer of the interests was recorded at Höegh LNG’s consolidated book values. At the closing of the IPO (including the exercise by the underwriters of the option to purchase an additional 1,440,000 common units), (i) 11,040,000 common units were sold to the public for net proceeds, after deduction of offering expenses, of $203.5 million; (ii) Höegh LNG owned 2,116,060 common units and 13,156,060 subordinated units, representing approximately 58% of the limited partner interests in the Partnership, and 100% of the incentive distribution rights (“IDRs”) and (iii) a wholly owned subsidiary of Höegh LNG owned the non-economic general partner interest in the Partnership, as further described in note 3.

Under the partnership agreement, the general partner has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. Four of the seven board members were elected by the common unitholders at the Partnership’s first annual meeting of unitholders held on September 24, 2014. As a result, Höegh LNG, as the owner of the general partner, does not have the power to control the Partnership’s board of directors or the Partnership, and the Partnership is not considered to be under the control of Höegh LNG for United States generally accepted accounting principles (“US GAAP”) purposes. Therefore, the sale of a business from Höegh LNG to the Partnership is a change of control. As a result, the Partnership accounts for acquisitions of businesses under the purchase method of accounting and not as transfers of entities under common control.

On October 1, 2015, the Partnership closed the acquisition of 100% of the shares in Höegh LNG FSRU III Ltd., the owner of the entity that owns the floating storage and regasification unit ("FSRU") the Höegh Gallant (the "Höegh Gallant entities"), as further described in note 4. The Höegh Gallant was constructed by Hyundai Heavy Industries Co., Ltd. (“HHI”) and was delivered to Höegh LNG in November 2014.

In December 2016, the Partnership issued and sold 6,588,389 common units in an underwritten public offering for net proceeds of $111.5 million (refer to note 22) primarily to fund the purchase price of the acquisition of a 51% ownership interest in Höegh LNG Colombia Holding Ltd., the owner of the entities that own and operate the FSRU Höegh Grace (the "Höegh Grace entities"), in January 2017 (refer to note 4).

On January 3, 2017, the Partnership closed the acquisition of a 51% ownership interest in Höegh Colombia Holding Ltd. On January 1, 2017, the Partnership entered an agreement with Höegh LNG, under which Höegh LNG granted to the Partnership the authority to make decisions about operations of Höegh LNG Colombia Holding Ltd. from January 1, 2017 to the closing date of the acquisition. As a result, the Partnership has recorded the results of operations of the Höegh Grace entities in its consolidated statement of income from January 1, 2017. The Höegh Grace was constructed by HHI and was delivered to Höegh LNG in March 2016. Refer to note 4.

On October 5, 2017, the Partnership issued 4,600,000 8.75% Series A cumulative redeemable preferred units (the “Series A preferred units”) for proceeds, net of underwriting discounts and expenses, of $110.9 million. Refer to note 19. A portion of the net proceeds was used to repay outstanding debt under the seller's credit note related to the Höegh Gallant acquisition and outstanding debt under the revolving credit facility.

On December 1, 2017, the Partnership closed the acquisition of the remaining 49% ownership interest in the Höegh Grace entities with a combination of cash remaining from the net proceeds from the issuance of Series A preferred units and draws on the revolving credit facility (refer to note 4).

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The interests in SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., collectively, are referred to as the “joint ventures” and the remaining entities owned by the Partnership, as reflected in the table below are, collectively, referred to as the “subsidiaries” in these consolidated financial statements. The PGN FSRU Lampung, the Höegh Gallant, the Höegh Grace, the Neptune and the GDF Suez Cape Ann are FSRUs and, collectively, referred to in these consolidated financial statements as the vessels or the “FSRUs.” The Tower Yoke Mooring System (the “Mooring”) is an offshore installation that is used to moor the PGN FSRU Lampung to offload the gas into an offshore pipe that transports the gas to a land terminal. PT Hoegh LNG Lampung, Hoegh LNG Cyprus Limited, the owner of the Höegh Gallant, Höegh LNG FSRU IV Ltd., the owner of the Höegh Grace, and the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are collectively referred to as the “FSRU-owning entities.”

The Neptune and the GDF Suez Cape Ann operate under long-term time charters with expiration dates in 2029 and 2030, respectively, and, in each case, with an option for the charterer, GDF Suez Global LNG Supply SA, a subsidiary of ENGIE, to extend for up to one additional period of ten years or two additional periods of five years each. The PGN FSRU Lampung, operates under a long term time charter which started in July 2014 with an expiration date in 2034, with an option for the charterer to extend for up to two additional periods of five years each, and uses the Mooring that was constructed, installed and sold to the charterer, PT PGN LNG Indonesia (“PGN LNG”), a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”). The Höegh Gallant operates under a long term time charter which started in April 2015 with an expiration date in April 2020 with Hoegh LNG Egypt LLC (“EgyptCo”), a subsidiary of Höegh LNG. EgyptCo has a charter with the government-owned Egyptian Natural Gas Holding Company (“EGAS”). Pursuant to an option agreement, the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025. The Höegh Grace operates under a long term time charter which started in December 2016 with Sociedad Portuaria El Cayao S.A. E.S.P. ("SPEC"). SPEC is owned 51% by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas, and 49% by private equity investors. The non-cancellable charter period of 10 years ends in December 2026. The initial term of the charter is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC waives its rights to terminate in year 10 within certain deadline, the Partnership will not be able to exercise its right to terminate in year 10.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table lists the entities included in these consolidated financial statements and their purpose as of December 31, 2017.

Jurisdiction of
Incorporation
Name	or Registration	Purpose
Höegh LNG Partners LP	Marshall Islands	Holding Company
Höegh LNG Partners Operating LLC (100% owned)	Marshall Islands	Holding Company
Hoegh LNG Services Ltd (100% owned)	United Kingdom	Administration Services Company
Hoegh LNG Lampung Pte. Ltd. (100% owned)	Singapore	Owns 49% of PT Hoegh LNG Lampung
PT Hoegh LNG Lampung (49% owned) (1)	Indonesia	Owns PGN FSRU Lampung
SRV Joint Gas Ltd. (50% owned) (2)	Cayman Islands	Owns Neptune
SRV Joint Gas Two Ltd. (50% owned) (2)	Cayman Islands	Owns GDF Suez Cape Ann
Höegh LNG FSRU III Ltd. (100% owned) (3)	Cayman Islands	Owns 100% of Hoegh LNG Cyprus Limited
Hoegh LNG Cyprus Limited (100% owned) (3)	Cyprus	Owns Höegh Gallant
Hoegh LNG Cyprus Limited Egypt Branch (100% owned) (3)	Egypt	Branch of Hoegh LNG Cyprus Limited
Höegh LNG Colombia Holding Ltd. (100% owned) (4)	Cayman Islands	Owns 100% of Höegh LNG FSRU IV Ltd. and Höegh LNG Colombia S.A.S.
Höegh LNG FSRU IV Ltd. (100% indirectly owned) (4)	Cayman Islands	Owns Höegh Grace
Höegh LNG Colombia S.A.S. (100% indirectly owned) (4)	Colombia	Operating Company

(1)	PT Hoegh LNG Lampung is a variable interest entity, which is controlled by Hoegh LNG Lampung Pte. Ltd. and is, therefore, 100% consolidated in the consolidated financial statements.
(2)	The remaining 50% interest in each joint venture is owned by Mitsui O.S.K. Lines, Ltd. and Tokyo LNG Tanker Co.
(3)	The ownership interests were acquired on October 1, 2015.
(4)	The 51% of the ownership interests were acquired on January 3, 2017, and the remaining 49% of the ownership interests were acquired on December 1, 2017.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

2. Significant accounting policies

Basis of presentation

The consolidated financial statements are prepared in accordance with US GAAP. All inter-company balances and transactions are eliminated.

It has been determined that PT Hoegh LNG Lampung, Höegh LNG FSRU III Ltd., Höegh LNG Colombia Holding Ltd., SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. are variable interest entities. A variable interest entity (“VIE”) is defined by US GAAP as a legal entity where either (a) the voting rights of some investors are not proportional to their rights to receive the expected residual returns of the entity, their obligations to absorb the expected losses of the entity, or both, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards. The guidance requires a VIE to be consolidated if any of its interest holders are entitled to a majority of the entity's residual returns or are exposed to a majority of its expected losses.

Based upon the criteria set forth in US GAAP, the Partnership has determined that PT Hoegh LNG Lampung is a VIE, as the equity holders, through their equity investments, may not participate fully in the entity's expected residual returns and substantially all of the entity's activities either involve, or are conducted on behalf of, the Partnership. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of PT Hoegh LNG Lampung are included in the consolidated financial statements. Dividends may only be paid if the retained earnings are positive and a statutory reserve has been established equal to 20% of its paid up capital under Indonesian law. Refer to note 14. PT Hoegh LNG Lampung did not have adequate positive retained earnings to establish the required statutory reserves as of December 31, 2017 and had negative retained earnings as of December 31, 2016. Therefore, PT Hoegh LNG Lampung cannot make dividend payments under Indonesian law. Under the Lampung facility, there are limitations on cash dividends and loans that can be made to the Partnership. As of December 31, 2017 and 2016, restricted net assets of the consolidated subsidiaries were $150.1 million and $129.6 million, respectively.

The Partnership has determined that Höegh LNG FSRU III Ltd. is a VIE, as the equity investment does not provide sufficient equity to permit the entity to finance its activities without financial guarantees. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of Höegh LNG FSRU III Ltd. are included in the consolidated financial statements. Under Cayman Islands law, dividends may only be paid out of profits or capital reserves if the entity is solvent after the distribution. Under the Gallant/Grace facility, there are limitations on dividends and loans distributions that can be made to the Partnership. Refer to note 14. The Partnership is a guarantor of the Gallant/Grace facility. As of December 31, 2017 and 2016, restricted net assets of the consolidated subsidiaries were $4.0 million and $4.1 million, respectively.

The Partnership has also determined that Höegh LNG Colombia Holding Ltd. is a VIE since the entity would not be able to finance its activities without financial guarantees under its subsidiary’s facility to finance Höegh Grace. As of January 1, 2017, the Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives the majority of the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of Höegh LNG Colombia Holding Ltd., and subsidiaries, are included in the consolidated financial statements with a non-controlling interest reflected for the minority share until December 1, 2017. On December 1, 2017, the Partnership acquired the remaining 49% ownership interest in the Höegh Grace entities and, as of that date, there is no longer a non-controlling interest in the Höegh Grace entities. Under Cayman Islands law, dividends may only be paid out of profits or capital reserves if the entity is solvent after the distributions. Under the Gallant/Grace facility, there are limitations on dividends and loans distributions that can be made to the Partnership. Refer to note 14. The Partnership is a guarantor of the Gallant/Grace facility. As of December 31, 2017, restricted net assets of the consolidated subsidiaries were $0.4 million.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

In addition, the Partnership has determined that the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are VIEs since each entity did not have a sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support. The entities have been financed with third party debt and subordinated shareholders loans. The Partnership is not the primary beneficiary, as the Partnership cannot make key operating decisions considered to be most significant to the VIEs, but has joint control with the other equity holders. Therefore, the joint ventures are accounted for under the equity method of accounting as the Partnership has significant influence. The Partnership's carrying value is recorded in advances to joint ventures and accumulated losses of joint ventures in the consolidated balance sheets. For SRV Joint Gas Ltd., the Partnership had a receivable for the advances of $2.6 million and $3.9 million, respectively, and the Partnership’s accumulated losses or its share of net liabilities were $10.7 million and $11.2 million, respectively, as of December 31, 2017 and 2016. The Partnership's carrying value for SRV Joint Gas Two Ltd. consists of a receivable for the advances of $0.7 million and $3.3 million, respectively, and the Partnership’s accumulated losses or its share of net liabilities of $10.0 million and $14.7 million, respectively, as of December 31, 2017 and 2016. The major reason that the Partnership’s accumulated losses in the joint ventures are net liabilities is due to the fair value adjustments for the interest rate swaps recorded as liabilities on the combined balance sheets of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. The maximum exposure to loss is the carrying value of the receivables, which is subordinated to the joint ventures’ long-term bank debt, the investments in the joint ventures (accumulated losses), as the shares are pledged as security for the joint ventures’ long-term bank debt, and Höegh LNG’s commitment under long-term bank loan agreements to fund its share of drydocking costs and remarketing efforts in the event of an early termination of the charters. If the charters terminate for any reason that does not result in a termination fee, the joint ventures’ long-term bank debt would be subject to mandatory repayment. Dividend distributions require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans; c) and under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution.

Significant accounting policies

Foreign currencies

The reporting currency in the consolidated financial statements is the U.S. dollar, which is the functional currency of the FSRU-owning entities. Nearly all revenues are received in U.S. dollars and a majority of the Partnership's expenditures for investments and all of the long-term debt are denominated in U.S. dollars. Transactions denominated in other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. Monetary assets and liabilities that are denominated in currencies other than the U.S. dollar are translated at the exchange rates in effect at the balance sheet date. Egyptian pounds are translated at an official published rate available. Resulting gains or losses are reflected in the accompanying consolidated statements of income.

Business combinations

Business combinations are accounted for under the purchase method of accounting. Under this method, the purchase price is allocated to identifiable assets acquired and liabilities assumed based on their fair values as of the acquisition date. Any excess of the purchase price over the fair values of net assets is recognized as goodwill. Acquisition related costs are expensed as incurred. The results of entity acquired are included in the consolidated financial statements from the date of acquisition.

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

The lease element of time charters that are accounted for as operating leases is recognized on a straight line basis over the term of the charter. The Höegh Gallant’s time charter, which had a five-year lease term at inception, is accounted for as an operating lease. The Höegh Grace's time charter contracts, which have a non-cancellable charter period of 10 years, are accounted for as an operating lease.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The lease element of time charters that are accounted for as direct financing leases is recognized over the lease term using the effective interest rate method and is included in time charter revenues. Origination costs related to the time charter are a component of the net investment in direct financing lease and amortized over the lease term using the effective interest method. Direct financing leases are reflected on the consolidated balance sheets as net investments in direct financing leases. The PGN FSRU Lampung time charter, which had a 20-year lease term at inception, meets the criteria of transferring substantially all of the benefits and risks to the charterer and is accounted for as a direct financing lease.

Fees for providing time charter services, reimbursements for actual vessel operating expenses or estimates for certain reimbursable costs or taxes are recognized as revenues as services are performed or the actual costs are incurred. Payments made by the charterer directly to the tax authorities on behalf of the subsidiaries for advance collection of income taxes or final income tax is recorded as a component of time charter service revenues. The amount of non-cash revenue is disclosed separately in the consolidated statement of cash flows.

Revenues for the lease element and the time charter services element are not recognized for days that the FSRUs are off-hire.

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

Related expenses:

Voyage expenses include bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees. Voyage expenses are all expenses unique to a particular voyage and when a vessel is on hire under time charters are generally the responsibility of, and paid directly by the charterers and not included in the statement of income. When the vessel is off-hire, voyage expenses, principally fuel, may also be incurred and are paid by the FSRU-owning entity.

Vessel operating expenses, reflected in expenses in the statement of income, include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and management fees. Vessel operating expenses also include bunker fuel expenses when the vessel is on hire and the expenses are not directly paid and owned by the charterers. When the vessel is on hire, vessel operating expenses are invoiced as time charter service fees to the charterer or are covered by time charter rates. When the vessel is off-hire, vessel operating expenses are not invoiced to the charterer.

Voyage expenses, if applicable and vessel operating expenses are expensed when incurred.

Construction contract expenses

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

Loss contingencies, insurance and other claims

Accruals are recorded for loss contingencies or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine the probability and the estimated amount of loss. Such assessments involve complex judgments about future events and estimates and assumptions that are deemed reasonable by management. Accruals are reviewed quarterly and adjusted to reflect the impact of additional information such as the impact of negotiations, advice of legal counsel or settlements.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

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

Income taxes

Income taxes are based on a separate return basis. Income taxes are accounted for using the liability method. Payments made by the charterer directly to the tax authorities on behalf of the subsidiaries for advance collection of income taxes or final income tax is recorded as a component of income tax expense. The amount of non-cash income tax expense is disclosed separately in the consolidated statement of cash flows.

Deferred tax assets and liabilities are recognized for the tax consequences of temporary differences between the tax and the book bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. If the more-likely-than-not recognition criterion is met, a tax position is measured based on the cumulative amount that is more-likely-than-not of being sustained upon examination by tax authorities to determine the amount of benefit to be recognized in the consolidated financial statements. Interest and penalties related to uncertain tax positions is recognized in income tax expense in the consolidated statement of income.

Cash and cash equivalents

Cash, banks deposits, time deposits and highly liquid investments with original maturities of three months or less are recognized as cash and cash equivalents.

Restricted cash and cash designated for acquisition

Restricted cash includes balances deposited with a bank as required under debt facilities to settle withholding and other tax liabilities and other current obligations of the entity, principal and interest payments as required by the debt facilities. Restricted cash is classified as long-term when the settlement is more than 12 months from the balance sheet date. As of December 31, 2016, cash designated for acquisition was classified as long-term since it related to the payment made on January 3, 2017 for the 51% interest in the Höegh Grace entities. Classification of restricted cash and cash designated for acquisition in the consolidated statement of cash flows is as an operating, investing or financing activity when the purpose of the restriction or designation is directly related to operations, an investment or as collateral for borrowings, respectively.

Trade receivables and allowance for doubtful accounts

Trade receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in existing accounts receivable based on historical write-off experience and customer economic data. Account balances are charged off against the allowance when management believes that the receivable will not be recovered. The allowance for doubtful accounts was $0 for the years ended December 31, 2017 and 2016.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Investments in accumulated losses and advances to joint ventures

Investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for the Partnership’s proportionate share of earnings or losses and dividend distributions. As of December 31, 2017 and 2016, the Partnership had an accumulated share of losses and the balance is classified on the consolidated balance sheet as a liability on the line accumulated losses of joint ventures.

Advances to joint ventures represent loan receivables due from the joint ventures and are recorded at cost. Interest on the advances to joint ventures is recorded to interest income in the consolidated statements of income as incurred. The quarterly payments from joint ventures include a payment of interest for the first month of the quarter and repayment of principal. Interest is accrued for the last two months of the quarter for repayment after the full principal is repaid at the end of the loans. Payments of interest, including accrued interest repaid at the end of the loans, are treated as return on investment and included as a component of net cash provided by operating activities in the consolidated statement of cash flows. Payments of principal are included as a component of net cash provided by investing activities in the consolidated statement of cash flows.

Investments in joint ventures are evaluated for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the consolidated statement of income.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

In determining the useful lives of intangible assets, the expected use of the assets, the contractual provisions that limit the useful life and other economic factors are considered. The contract related intangibles and their useful lives are as follows:

Useful life
Intangible category	(Years)
Above market time charter Höegh Gallant	3.4
Option for time charter extension Höegh Gallant	5.3
Above market time charter Höegh Grace	9.5

The intangible for the above market value of the time charter contract associated with the Höegh Gallant is amortized to time charter revenue on a straight line basis over the remaining term of the contract of approximately 3.4 years as of the acquisition date. The intangible for the above market value of the time charter contract associated with the Höegh Grace is amortized to time charter revenue on a straight line basis calculated per day over the remaining non-cancellable charter term of approximately 9.5 years as of the acquisition date of the initial 51% interest in the Höegh Grace entities. Höegh LNG and the Partnership have entered into an option agreement pursuant to which the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the existing charter in May 2020 until July 2025. The intangible for the option for time charter extension will be amortized on a straight line basis over the extension period starting in May 2020, subject to impairment testing for recoverability in the preceding periods.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

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

For derivative instruments qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative instruments are initially recorded in other comprehensive income as a component of total equity. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses or amortization on the portion of the derivative instruments that are excluded from the assessment of hedge effectiveness. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from accumulated other comprehensive income to the gain (loss) on derivative instruments line in the consolidated statement of income. If a cash flow hedge is terminated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in accumulated other comprehensive income remain there until the hedged item impacts earnings, at which point they are amortized or transferred to gain (loss) on derivative instruments in the consolidated statement of income. If the hedged items are no longer considered probable of occurring, amounts recognized in total equity are immediately transferred to the gain (loss) on derivative instruments in the consolidated statement of income.

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

Use of estimates

The preparation of financial statements in accordance with US GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates subject to such estimates and assumptions include revenue recognition, purchase price allocation, the useful lives of vessels, drydocking, loss contingencies and the value of derivative instruments.

Recently adopted accounting pronouncements

There are no recent accounting pronouncements, whose adoption had a material impact on the consolidated financial statements in the current year.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Recently issued accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard, Revenue from Contracts with Customers, as subsequently updated by the FASB. Under the new standard, an entity must identify performance obligations and the transaction price in a contract, and allocate the transaction price to specific performance obligations to recognized revenue when the obligations are completed. Revenue for most contracts with customers will be recognized when promised goods or services are transferred to customers in an amount that reflects consideration that the entity expects to be entitled, subject to certain limitations. Under the new standard, additional qualitative and quantitative disclosures are required. The scope of this guidance does not apply to leases, financial instruments, guarantees and certain non-monetary transactions. However, the scope of the guidance does apply to the allocation of the transaction price to lease elements and non-lease elements. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Partnership does not expect material effects on the timing or amounts of revenue recognized under the guidance of this standard; however, additional qualitative and quantitative disclosures are required. The Partnership will implement the standard on January 1, 2018 and will apply the modified retrospective approach with the cumulative effect of initially applying the standard, if any, as an adjustment to the opening balance of equity.

In February 2016, the FASB issued revised guidance for leasing, Leases. The objective is to establish the principles that lessors and lessees shall apply to report useful information to users of financial statements about the amount, timing and uncertainty of cash flows arising from a lease. The Partnership is the lessor for the time charters for its FSRUs. Accounting by a lessor is largely unchanged from the previous standard. The Partnership does not have any material leased assets. A lessee will be required to recognize in its balance sheet a lease liability to make lease payments and a right-of-use asset. The standard provides for optional practical expedients in implementing the standard under the modified retrospective approach. The practical expedients will, if elected, allow an entity to continue to account for leases that commence before the effective date in accordance with the previous standard, unless the lease is modified, except that lessees are required to recognize a right-of-use asset and a lease liability for all operating leases. The standard is effective for annual periods beginning after December 15, 2018, and including interim periods within those annual periods. Early adoption is permitted. The Partnership expects to apply the modified retrospective approach and based upon preliminary assessments performed to date does not expect material effects on the accounting for existing leases applied in the consolidated financial statements. The Partnership will implement the revised guidance as of January 1, 2019.

In August 2016, the FASB issued revised guidance for Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. The guidance clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Partnership will implement the guidance as of January 1, 2018 and does not expect a material impact on the consolidated statement of cash flows.

In November 2016, the FASB issued revised guidance for Statement of Cash Flows: Restricted Cash. The amendments require that the statement of cash flows explain the change during the period in the total cash, cash equivalents and amounts generally described as restricted cash when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The Partnership will implement the revised guidance as of January 1, 2018 using a retrospective transition method to all periods presented. The adoption will change how restricted cash is reported in the consolidated statement of cash flows.

In January 2017, the FASB issued revised guidance for Business Combinations: Clarifying the Definition of a Business. The amendments provide a framework to evaluate when an input and a substantive process are present in an acquisition to be considered a business and require entities to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. The new standard will be applied prospectively and will be implemented by the Partnership on January 1, 2018. The impact on the consolidated financial statements will depend on the facts and circumstances of any future acquisition.

In August 2017, the FASB issued revised guidance for Derivatives and Hedging, Targeted Improvements to Accounting for Hedging Activities. The guidance eliminates the requirement to separately measure and report hedge ineffectiveness. The entire change in fair value of the cash flow hedge included in the assessment of hedge effectiveness is included in other comprehensive income with the result that the hedge ineffectiveness is no longer recognized in earnings.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Those amounts are reclassified to earnings in the same income statement line as the hedged item when the hedged item affects earnings. The guidance also eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness. The guidance is effective for public entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted in any interim period of fiscal year before the effective date. The Partnership is currently assessing the impact the adoption of this guidance will have on the consolidated financial statements.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

(iii)	An administrative services agreement with Hoegh LNG Services Ltd., UK (“Höegh UK”), pursuant to which Höegh UK provides certain administrative services to the Partnership; and

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

4. Business combinations

Höegh Grace

Acquisition of 51% ownership interest in Höegh Grace

On January 3, 2017, the Partnership closed the acquisition of 51% ownership interest in Höegh LNG Colombia Holding Ltd., the owner of the entities that own and operate Höegh Grace pursuant to a purchase, sale and contribution agreement that the Partnership entered into with Höegh LNG on December 1, 2016. The cash consideration was $91.8 million, excluding the working capital adjustment. The working capital adjustment was $0.4 million.

In December 2016, the Höegh Grace, commenced on the time charter contract with a lease element and a services element with SPEC. The Höegh Grace serves as a LNG import terminal in Cartagena, on the Atlantic coast of Colombia. The initial term of the lease is 20 years. However, the Charterer has an unconditional option to cancel the lease after 10 and 15 years. As a result, the non-cancellable lease period is for 10 years.

Under terms of the Höegh LNG Colombia Holding Ltd.’s memorandum and articles of association, the Partnership has the power to make key operating decisions considered to be most significant to the Höegh Grace entities and, therefore, has control over the Höegh Grace entities through the Partnership’s ownership of the equity interest of Höegh LNG Colombia Holding Ltd. As a result, the Partnership accounted for the acquisition of the 51% interest in Höegh LNG Colombia Holding Ltd. as a business combination. On January 1, 2017, the Partnership entered an agreement with Höegh LNG, under which Höegh LNG granted to the Partnership the authority to make decisions over the operations of Höegh LNG Colombia Holding Ltd. from January 1, 2017 to the closing date of the acquisition. As a result, the Partnership recorded the results of operations of the Höegh Grace entities in its consolidated income statement as of January 1, 2017.

The purchase price of the acquisition has been allocated to the identifiable fair values allocated to each class of identifiable assets acquired.

Under the purchase method of accounting when control is obtained, the non-controlling interest is required to be measured at its fair value at the acquisition date. Management concluded that the pro-rata values of the controlling and non-controlling interests were the same. The fair value of the consideration transferred and the fair value of the 49% interest of the non-controlling interest was allocated to assets acquired and liabilities assumed as of the acquisition date with any remaining unallocated amount recognized as goodwill.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following summarizes the fair values of assets and liabilities assumed as of the acquisition date:

(in thousands of U.S. dollars)
Consideration
Use of proceeds from public offering (issuance of 6,588,389 common units to the public)	$91,768
Working capital adjustment	407
Total consideration		$92,175

Assets acquired
Cash and cash equivalents	3,774
Restricted cash	19
Trade receivables	4,446
Prepaid expenses and other receivables	51
Vessel	357,138
Other equipment	30
Intangibles: Above market time charter	11,760
Other long term assets	830
Total assets		378,048
Liabilities assumed
Trade payables	(193)
Amounts due to owners and affiliates	(622)
Accrued liabilities and other payables	(1,569)
Total long term debt	(192,286)
Derivative instruments	(2,642)
Total liabilities assumed		(197,312)
Total identifiable net assets		180,736

Non-controlling interest in total identifiable net assets		88,561

Acquired share in total identifiable net asset		$92,175

One contract related intangible was identified. The Partnership recorded $11.8 million for the favorable time charter contract with SPEC. Refer to note 2 Significant accounting policies: Intangibles and goodwill for information on the useful life and timing of amortization of the intangibles and note 12 for additional information.

The premium arising in a business combination for the difference in the fair value of the debt assumed compared to the outstanding principal is reported in the consolidated balance sheet as a direct adjustment to the outstanding principal of the related debt and amortized on an effective interest rate method over the term of the relevant loan. Amortization of fair value of the debt assumed is included as a component of interest expense.

The fair value of assets acquired and the liabilities assumed approximated the total consideration, therefore, no residual amount has been recognized as goodwill for the acquisition.

All of the excess value associated with the business combination is associated with assets and liabilities of Höegh LNG FSRU IV Ltd., a Cayman Islands company, which is not subject to corporate income taxes. Therefore, there are no deferred tax assets or liabilities included in the purchase price allocation. As of the acquisition date, Höegh LNG Colombia S.A.S. had net deferred tax assets of less than $0.1 million which were fully offset by a valuation allowance.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Acquisition of remaining 49% ownership interest in Höegh Grace

On December 1, 2017, the Partnership closed the acquisition of the remaining 49% ownership interest in Höegh LNG Colombia Holding Ltd., and, as of that date, the Partnership has a 100% ownership interest in the Höegh Grace entities and there is no longer a non-controlling interest in the Höegh Grace entities.

The purchase price for the acquisition was $85.9 million, excluding the working capital adjustment, pursuant to the purchase, sale and contribution agreement. The working capital adjustment was $0.8 million. The purchase price was settled with cash of $45.3 million from the issuance of the Series A preferred units and the rest of the purchase price of $41.4 million was financed by draws on the revolving credit facility.

The acquisition of 51% ownership interest in the Höegh Grace entities in January 2017 was accounted for under the purchase method of accounting. The December 2017 acquisition of the remaining 49% ownership interest in the Höegh Grace entities is a change in the Partnership's ownership and has been accounted for as an equity transaction for the acquisition of the 49% interest from the owner of the non-controlling interest. The carrying amount of the non-controlling interest is adjusted to reflect the change in ownership interest. Any difference between the fair value of the total consideration and the book value of the non-controlling interest is recognized as a capital contribution in equity attributable to the Partnership.

The following summarizes the acquisition of the non-controlling interest as of the acquisition date:

(in thousands of U.S. dollars)
Consideration
Cash portion of purchase price	$45,300
Revolving credit facility draw	40,600
Revolving credit facility draw for working capital adjustment	762
Total consideration		$86,662

49% Assets acquired		181,420
49% Liabilities assumed		(91,522)
Total identifiable net assets		89,898

Non-controlling interest acquired		89,898
Difference between net book value of acquired non-controlling interest and consideration paid		(3,236)
Impact of acquisition of non-controlling interest on equity		$86,662

Revenue and profit contributions

Total revenues of $51.8 million and net income of $23.6 million have been included in the Partnership's consolidated statement of income from January 1, 2017 through December 31, 2017.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Pro forma financial information

The following unaudited pro forma information assumes the acquisition of the Höegh Grace entities occurred as of January 1, 2016. The unaudited information is for illustration purposes only. The Höegh Grace was delivered from HHI on March 30, 2016 and did not begin operations under the time charter until December 2016. Periods prior to December 2016 reflect costs incurred during the construction and pre-contract period of operations and would not be indicative of the future results of operations or the cash flows that the Partnership has and will consolidate going forward.

Year ended
Unaudited pro forma information	December 31,
(in thousands of U.S. dollars)	2016
Total revenue	$96,526
Net income (loss)	23,382
Non-controlling interest in net income (loss)	(8,818)
Partners’ interest in net income (loss)	$32,200

Existing agreements remain in place for the time charter of the Höegh Grace and receipt of certain services, of which the material agreements are as follows:

•	a manning agreement with Höegh Fleet Services Philippines Inc. to recruit and engage crew for the vessel;

•	a technical services agreement with Höegh Norway to provide technical services for the vessel;

•	a management consulting agreement with Höegh Norway to provide support related to certain management activities;

•	a crew recruitment consulting services agreement with Höegh Maritime Management to provide professional consulting services in connection with recruitment of crew and other employees;

•	an agreement for provision of professional payment services with Höegh Maritime Management to provide services in connection with the payment of monthly salaries to the crew and employees working on the vessel; and

•	a spare parts procurement and insurance services agreement with Höegh LNG Management to arrange for the supply of spare parts and the insurance coverage for the vessel.

Höegh Gallant

On October 1, 2015, the Partnership closed the acquisition of 100% of the shares in Höegh LNG FSRU III Ltd., a Cayman Islands company that indirectly owns the Höegh Gallant, for a total consideration of $194.2 million. In April 2015, the Höegh Gallant began operating under a charter that expires in 2020 with EgyptCo. EgyptCo has a charter with EGAS that expires in April 2020. Additionally, Höegh LNG and the Partnership have entered into an option agreement pursuant to which the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025 at a rate equal to 90% of the rate payable pursuant to the current charter with EgyptCo, plus any incremental taxes or operating expenses as a result of the new charter.

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

 HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Two contract related intangibles were identified. The Partnership recorded $11.0 million for the favorable time charter contract with EgyptCo and $8.0 million for the option for the time charter extension until 2025. Refer to note 2 Significant accounting policies; Intangibles and goodwill for information on the useful life and timing of amortization of the intangibles and note 12 for additional information. The fair value of the assets acquired and the liabilities assumed approximated the total consideration, therefore the residual amount of $0.3 million, was recognized as goodwill.

Revenue and profit contributions

Total revenues of $11.8 million and net income of $5.0 million have been included in the Partnership’s consolidated statement of income from the acquisition date of October 1, 2015 through December 31, 2015.

Pro forma financial information

The following unaudited pro forma information assumes the acquisition of the entity that indirectly owns the Höegh Gallant occurred as of January 1, 2015. The unaudited information is for illustration purposes only. The Höegh Gallant did not begin operations under the time charter until April 2015. Periods prior to that date reflect only costs incurred during the construction and pre-contract period of operations and would not be indicative of the results that the Partnership will experience going forward.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Year ended
Unaudited pro forma information	December 31,
(in thousands of U.S. dollars)	2015
Total revenues	$77,905
Net income (loss)	$28,975

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

For the year ended December 31, 2017, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace. For the years ended December 31, 2016 and 2015, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating lease related to the Höegh Gallant from the acquisition date of October 1, 2015.

As of December 31, 2017, 2016 and 2015, Joint venture FSRUs include two 50% owned FSRUs, the Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the consolidated financial statements, except that i) Joint venture FSRUs are presented under the proportional consolidation method for the segment note and under equity accounting for the consolidated financial statements and ii) non-controlling interest in Segment EBITDA is subtracted in the segment note to reflect the Partnership’s interest in Segment EBITDA as the Partnership’s segment profit measure, Segment EBITDA. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting. On January 1, 2017, the Partnership began consolidating its acquired 51% interest in the Höegh Grace entities. Since the Partnership obtained control of the Höegh Grace entities on that date, it consolidated 100% of the revenues, expenses, assets and liabilities of the Höegh Grace entities and the interest not owned by the Partnership was reflected as non-controlling interest in net income and non-controlling interest in total equity under US GAAP. Management monitored the results of operations of the Höegh Grace entities based on the Partnership’s 51% interest in Segment EBITDA of such entities and, therefore, subtracted the non-controlling interest in Segment EBITDA to present Segment EBITDA. The adjustment to non-controlling interest in Segment EBITDA is reversed to reconcile to operating income and net income in the segment presentation. On December 1, 2017, the Partnership acquired the remaining 49% ownership interest in the Höegh Grace entities and, as of that date, there is no longer a non-controlling interest in the Höegh Grace entities.

In time charters, the charterer, not the Partnership, controls the choice of locations or routes the FSRUs serve. Accordingly, the presentation of information by geographical region is not meaningful. The following tables include the results for the segments for the years ended December 31, 2017, 2016 and 2015.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Year ended December 31, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Time charter revenues	$143,531	42,165	—	185,696	(42,165)	(1)	$143,531
Accrual historical boil-off claim	—	(11,850)	—	(11,850)	11,850	(1)(2)	—
Total revenues	143,531	30,315	—	173,846			143,531
Operating expenses	(27,612)	(8,628)	(6,089)	(42,329)	8,628	(1)	(33,701)
Construction contract expenses	(151)	—	—	(151)			(151)
Equity in earnings (losses) of joint ventures	—	—	—	—	5,139	(1)	5,139
Less: Non-controlling interest in Segment EBITDA	(19,210)	—	—	(19,210)	19,210	(3)	—
Segment EBITDA	96,558	21,687	(6,089)	112,156
Add: Non-controlling interest in Segment EBITDA	19,210	—	—	19,210	(19,210)	(3)	—
Depreciation and amortization	(21,054)	(9,815)	—	(30,869)	9,815	(1)	(21,054)
Operating income (loss)	94,714	11,872	(6,089)	100,497			93,764
Gain (loss) on derivative instruments	2,463	7,194	—	9,657	(7,194)	(1)	2,463
Other financial income (expense), net	(29,656)	(13,927)	(3,503)	(47,086)	13,927	(1)	(33,159)
Income (loss) before tax	67,521	5,139	(9,592)	63,068	—		63,068
Income tax benefit (expense)	(3,893)	—	15	(3,878)	—		(3,878)
Net income (loss)	$63,628	5,139	(9,577)	59,190	—		$59,190
Non-controlling interest in net income	10,408	—	—	10,408			10,408
Preferred unitholders’ interest in net income	—	—	—	—	2,480	(4)	2,480
Limited partners' interest in net income (loss)	$53,220	5,139	(9,577)	48,782	(2,480)	(4)	$46,302

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.
(2)	For additional information, refer to note 20 under “Joint ventures claims and accruals.”
(3)	Eliminations reverse the adjustment to Non-controlling interest in Segment EBITDA included for Segment EBITDA and the adjustment to reverse the Non-controlling interest in Segment EBITDA to reconcile to operating income and net income.
(4)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of December 31, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Vessels, net of accumulated depreciation	$679,041	265,642	—	944,683	(265,642)	(1)	$679,041
Net investment in direct financing lease	286,626	—	—	286,626	—		286,626
Goodwill	251	—	—	251	—		251
Advances to joint ventures	—	—	3,263	3,263	—		3,263
Total assets	1,041,517	287,562	17,442	1,346,521	(287,562)	(1)	1,058,959
Accumulated losses of joint ventures	—	—	50	50	(20,796)	(1)	(20,746)
Expenditures for vessels & equipment	287	525	—	811	(524)	(2)	287
Expenditures for drydocking	—	—	—	—	—	(2)	—
Principal repayment direct financing lease	3,485	—	—	3,485	—		3,485
Amortization of above market contract	3,631	—	—	3,631	—		3,631
Non-controlling interest: amortization of above market contract	$(553)	—	—	(553)	—		$—

(1)	Eliminates the proportional share of the Joint venture FSRUs’ Vessels, net of accumulated depreciation, and Total assets and reflects the Partnership’s share of net assets (assets less liabilities) of the Joint venture FSRUs as Accumulated losses of joint ventures.
(2)	Eliminates the Joint venture FSRUs’ Expenditures for vessels & equipment and drydocking to reflect the consolidated expenditures of the Partnership.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Year ended December 31, 2016
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-	Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations (1)	reporting
Time charter revenues	$91,107	43,272	—	134,379	(43,272)	$91,107
Total revenues	91,107	43,272	—	134,379		91,107
Operating expenses	(19,043)	(9,107)	(6,755)	(34,905)	9,107	(25,798)
Construction contract expenses	(315)	—	—	(315)		(315)
Equity in earnings (losses) of joint ventures	—	—	—	—	16,622	16,622
Segment EBITDA	71,749	34,165	(6,755)	99,159
Depreciation and amortization	(10,552)	(9,525)	—	(20,077)	9,525	(10,552)
Operating income (loss)	61,197	24,640	(6,755)	79,082		71,064
Gain (loss) on derivative instruments	1,839	7,092	—	8,931	(7,092)	1,839
Other financial income (expense), net	(23,381)	(15,110)	(4,273)	(42,764)	15,110	(27,654)
Income (loss) before tax	39,655	16,622	(11,028)	45,249	—	45,249
Income tax expense	(3,852)	—	(20)	(3,872)	—	(3,872)
Net income (loss)	$35,803	16,622	(11,048)	41,377	—	$41,377

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.

	As of December 31, 2016
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		Reporting
Vessels, net of accumulated depreciation	$342,591	274,932	—	617,523	(274,932)	(1)	$342,591
Net investment in direct financing lease	290,111	—	—	290,111	—		290,111
Goodwill	251	—	—	251	—		251
Advances to joint ventures	—	—	7,218	7,218	—		7,218
Total assets	698,869	298,712	111,598	1,109,179	(298,712)	(1)	810,467
Accumulated losses of joint ventures	—	—	50	50	(25,936)	(1)	(25,886)
Expenditures for vessels & equipment	537	783	—	1,320	(783)	(2)	537
Expenditures for drydocking	—	135	—	135	(135)	(2)	—
Principal repayment direct financing lease	3,192	—	—	3,192	—		3,192
Amortization of above market contract	$2,405	—	—	2,405	—		$2,405

(1)	Eliminates the proportional share of the Joint venture FSRUs’ Vessels, net of accumulated depreciation, and Total assets and reflects the Partnership’s share of net assets (assets less liabilities) of the Joint venture FSRUs as Accumulated losses of joint ventures.
(2)	Eliminates the Joint venture FSRUs’ Expenditures for vessels & equipment and drydocking to reflect the consolidated expenditures of the Partnership.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

For the years ended December 31, 2017, 2016 and 2015, the percentage of consolidated total revenues from the following customers accounted for over 10% of the consolidated total revenues:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2017	2016	2015
PT PGN LNG Indonesia	33%	50%	79%
Höegh LNG Egypt LLC	31%	50%	21%
Sociedad Portuaria El Cayao S.A. E.S.P.	36%	—	—

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

6. Time charter revenues and net investment in direct financing lease

As of December 31, 2017, the minimum contractual future revenues to be received under the time charters for the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace during the next five years and thereafter are as follows:

(in thousands of U.S. dollars)	Total
2018	$127,446
2019	127,446
2020	96,145
2021	79,606
2022	79,606
Thereafter	621,966
Total	$1,132,215

The long-term time charter for the PGN FSRU Lampung with PGN LNG has an initial term of 20 years from the acceptance date of October 30, 2014 and the contract expires in 2034. The time charter hire payments began July 21, 2014 when the project was ready to begin commissioning. The lease element of the time charter is accounted for as a direct financing lease. The minimum contractual future revenues in the table above include the fixed payments for the lease and services elements for the initial term but exclude the variable fees from the charterer for vessel operating expenses and reimbursement of tax expenses. The charterer has an option to purchase the PGN FSRU Lampung, which can be exercised after the third anniversary of the commencement of the charter until the twentieth anniversary, at stated prices in the time charter. The minimum contractual future revenues do not include the option price. The time charter also provides options for the charterer to extend the lease term for two five-year periods. Unexercised option periods are excluded from the minimum contractual future revenues.

The long-term time charter for the Höegh Gallant has an initial term of five years from April 2015 and the contract expires in 2020. The lease element of the time charter is accounted for as an operating lease. The minimum contractual future revenues in the table above include the fixed payments for the lease element and the services element which also covers the vessel operating expenses and taxes. Pursuant to an option agreement, the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the initial five-year charter until July 2025 at a rate equal to 90% of the rate payable pursuant to the current charter plus any incremental taxes or operating expenses as a result of the new charter. Unexercised option periods are excluded from the minimum contractual future revenues.

The long-term time charter for the Höegh Grace has an initial term of 20 years and the contract expires in 2036. The minimum contractual future revenues in the table above include the fixed payments for the lease element and services element but exclude the fees from the charterer for vessel operating expenses and reimbursement of certain taxes. The non-cancellable charter period is 10 years. The initial term of the lease is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC waives its right to terminate in year 10 within a certain deadline, the Partnership will not be able to exercise its right to terminate in year 10. Only the non-cancellable lease period is included the minimum contractual future revenues.

The lease element of time charter hire for the PGN FSRU Lampung is recognized over the lease term using the effective interest rate method and is included in time charter revenues. The direct financing lease is reflected on the consolidated balance sheets as net investment in direct financing lease, a receivable, as follows:

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of
	December 31,
(in thousands of U.S. dollars)	2017	2016
Minimum lease payments	$589,074	$589,074
Unguaranteed residual value	146,000	146,000
Unearned income	(440,606)	(440,606)
Initial direct cost, net	3,095	3,095
Net investment in direct financing lease	297,563	297,563
Principal repayment and amortization	(10,937)	(7,452)
Net investment in direct financing lease at December 31	286,626	290,111
Less: Current portion	(3,806)	(3,485)
Long term net investment in direct financing lease	$282,820	$286,626

There was no allowance for doubtful accounts as of December 31, 2017 and 2016.

7. Construction contract expenses

	Year ended
	December 31,
(in thousands of U.S. dollars)	2017	2016	2015
Construction contract expenses	$(151)	(315)	$—

The Mooring is an offshore installation that is used to moor the PGN FSRU Lampung to offload natural gas into an offshore pipe that transports the gas to a land terminal for the charterer, PGN LNG. The Mooring was constructed on behalf of, and was sold to, PGN LNG with final acceptance in 2014. As of December 31, 2014, the Partnership recorded a warranty allowance of $2.0 million to construction contract expenses for technical issues that required the replacement of equipment parts for the Mooring. During 2016, the estimated warranty cost was updated and an additional warranty provision of $0.3 million was recorded. The warranty work, including the installation of the replacement parts, was completed in 2017. The actual cost exceeded the remaining warranty allowance resulting in additional expense of $0.2 million for the year ended December 31, 2017. The Partnership anticipates that part of the costs incurred for the remaining warranty replacements, net of deductible amounts, will be recoverable under the Partnership’s insurance coverage. An insurance claim was filed with the insurance carrier, however, the amount that is probable of recovery is not yet known. The Partnership was indemnified by Höegh LNG for all warranty provisions at the time the costs were incurred, subject to repayment to the extent recovered by insurance. Refer to notes 17 and 20.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

8. Financial income (expense), net

The components of financial income (expense), net are as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2017	2016	2015
Interest income	$500	857	$7,568
Interest expense:
Interest expense	(28,280)	(21,990)	(14,099)
Commitment fees	(977)	(1,175)	(1,191)
Amortization of debt issuance cost and fair value of debt assumed	(828)	(2,013)	(2,480)
Total interest expense	(30,085)	(25,178)	(17,770)
Gain (loss) on derivative instruments	2,463	1,839	949
Other items, net:
Foreign exchange gain (loss)	(968)	(383)	(16)
Bank charges, fees and other	(107)	(183)	(77)
Withholding tax on interest expense and other	(2,499)	(2,767)	(2,585)
Total other items, net	(3,574)	(3,333)	(2,678)
Total financial income (expense), net	$(30,696)	(25,815)	$(11,931)

Interest income related to the demand note due from Höegh LNG until its cancellation on October 1, 2015 and the advances to the joint ventures for each of the years ended December 31, 2017, 2016 and 2015. Interest expense related to the seller’s credit note, revolving credit facility from the first utilization in August 2016, the Lampung facility, the Gallant facility from the acquisition date on October 1, 2015 and the Grace facility as of January 1, 2017. Refer to notes 14, 17 and 18.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

9. Income tax

The components of income tax expense recognized in the consolidated statements of income are as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2017	2016	2015
Total current tax (benefit) expense	$35	2,553	$136
Deferred tax (benefit) expense for
Change in temporary differences	4,189	3,864	4,388
Tax loss and tax credit carried forward	(314)	2,016	(153)
Change in valuation allowance	(32)	(4,561)	(4,058)
Total deferred tax (benefit) expense	3,843	1,319	177
Total income tax (benefit) expense	$3,878	3,872	$313

Deferred tax (benefit) expense recognized in the consolidated statements of comprehensive income as a component of other comprehensive income (“OCI”) are as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2017	2016	2015
Cash flow hedge derivative instruments	$347	378	$395
Deferred tax (benefit) expense recognized in OCI	$347	378	$395

The reconciliation of the income before tax at the statutory rate in the Marshall Islands to the actual income tax expense for each year is as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2017	2016	2015
Income before tax	$63,068	45,249	$41,592
At applicable statutory tax rate
Amount computed at corporate tax of 0%	—	—	—
Foreign tax rate differences	7,119	3,258	3,960
Permanent differences:
Amended tax return: reinstatement of tax loss carryforward	(1,486)	—	—
Amended tax return: reversal of uncertain tax position	(2,228)	—	—
Non-deductible interest expense	752	5,243	—
Non-deductible withholding tax	686	782	777
Tax exemptions	(42)	(28)	(27)
Non-deductible other financial items	84	214	580
Non-deductible (taxable) foreign exchange gain (loss)	(3)	4	32
Other non-deductible costs	59	(35)	102
Tax credits	(1,031)	(1,005)	(1,053)
Adjustment for valuation allowance	(32)	(4,561)	(4,058)
Tax expense (benefit) for year	$3,878	3,872	$313

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Deferred income tax assets (liabilities) are summarized as follows:

	As of
	December 31,
(in thousands of U.S. dollars)	2017	2016
Deferred tax assets:
Accrued liabilities and other payables	$218	$369
Derivative instruments	1,254	1,601
Other equipment	11	13
Tax credits carried forward	1,866	1,504
Tax loss carryforward	61	40
Valuation allowance	(44)	(40)

Deferred tax liabilities:
Accrued interest income	(3,885)	(3,060)
Accrued liabilities and other payables	(3)	(4)
Direct financing lease	(4,432)	(1,188)
Deferred tax assets (liabilities), net	$(4,954)	$(765)

The Partnership is not subject to Marshall Islands corporate income taxes. The Partnership is subject to tax for earnings of its subsidiaries incorporated in Singapore, Indonesia, Cyprus, the UK and for certain Colombian source income. For the years ended December 31, 2017, the tax expense principally related to subsidiaries in Singapore, Colombia and Indonesia. For the years ended December 31, 2016 and 2015, the tax expense principally related to subsidiaries in Indonesia and Singapore. The Singapore subsidiary’s taxable income mainly arises from internal interest income. The charterer in Colombia pays certain taxes directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries that own and operate the Höegh Grace. The tax payments are a mechanism for advance collection of part of the income taxes for the Colombian subsidiary and a final income tax on Colombian source income for the non-Colombian subsidiary. The Partnership concluded these third party payments to the tax authorities represent income taxes that must be accounted for under the guidance for income taxes. The amount of non-cash income tax expense was $861 for the year ended December 31, 2017.

For the year ended December 31, 2015, the Indonesian subsidiary partly utilized the tax loss carryforward from 2014. During 2015, the Indonesian Minister of Finance introduced regulations effective for 2016 that limited the amount of interest expense that was deductible for current income taxes where the Indonesian corporate taxpayer’s debt to equity ratio exceeds 4:1. Certain industries, including the infrastructure industry, were exempted from the debt to equity ratio requirements. Although the infrastructure industry was not defined in the new regulations, additional guidance was expected to be provided during 2016. Because no subsequent guidance was issued, the Indonesian subsidiary reported its income tax expense as of December 31, 2016 and filed its 2016 tax return applying the limitations on the deductibility of interest expense. This increased taxable income, utilized all the remaining tax loss carryforward from 2014 for which a valuation allowance was recorded, and resulted in an income tax expense for an uncertain tax position for the year ended December 31, 2016. As described below, due to the uncertainty of realizing the benefit of the 2013 tax loss carryforward, no deferred tax asset or benefit was recognized in 2013. As a result of being unable to utilize the 2013 tax loss carryforward for the 2016 taxable income, a long-term income tax liability and income tax expense of $2,228 was recognized for the uncertain tax position as of and for the year ended December 31, 2016.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Following an evaluation of how the application of the infrastructure industry exemption was being applied, it was concluded in 2017 that the infrastructure exemption did apply to the Indonesian subsidiary. Accordingly, the 2016 tax return was amended without the limitation on the deductibility of the interest expense which reduced taxable income, reinstated the amount of 2014 tax loss carryforward that had been utilized in 2016, and reversed the uncertain tax position recorded as current income tax expense for 2016. For the year ended December 31, 2017, tax benefits were recorded of $1,486 and $2,228 for the reinstatement of the tax loss carryforward and the reversal of the uncertain tax position, respectively, due to the amendment of the 2016 tax return.

As of December 31, 2017, the infrastructure exemption has also been applied by the Indonesian subsidiary for the reported income tax expense. The majority of the remaining tax loss carryforward from 2014 was utilized in 2017.

A valuation allowance for deferred tax assets is recorded when it is more-likely-than-not that some or all of the benefit will not be realized based on consideration of all the positive and negative evidence. Given the lack of historical operations in Indonesia, management of the Partnership concluded a valuation allowance was required to reduce the deferred tax assets to the amount deemed more-likely-than-not of realization for the year ended December 31, 2015 and 2014. As of December 31, 2016, the Indonesian subsidiary had generated taxable income for several years and was in a net deferred tax liability position. Management concluded that all deferred tax assets for the Indonesian subsidiary were more-likely-than-not to be realized as of December 31, 2016. A reduction in the valuation allowance of $32, $4,561 and $4,058 was recorded to income tax expense in the consolidated statement of income for the years ended December 31, 2017, 2016 and 2015, respectively.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. In 2013, a tax loss was incurred in Indonesia principally due to unrealized losses on foreign exchange that does not impact the income statement prepared in the functional currency of U.S. dollars. In 2014, the Indonesia authorities approved the change of currency for tax reporting to U.S. dollars. Under existing tax law, it is not clear if the 2013 tax loss carryforward from foreign exchange losses can be utilized when the tax reporting currency is subsequently changed. Due to the uncertainty of this tax position, a provision was recorded so that no deferred tax asset or deferred tax benefit was recognized for the year ended December 31, 2013. The resulting unrecognized tax benefit was $2,626. As described above, taxable income for the Indonesian subsidiary for the year ended December 31, 2016 exceeded the remaining 2014 tax loss carryforward and a long-term income tax payable of $2,228 was recorded for the uncertain tax position related to the utilization of the 2013 tax loss carryforward. For the year ended December 31, 2017, the uncertain tax position was reversed and a tax benefit recorded of $2,228 as a result of amending the 2016 tax return of the Indonesian subsidiary.

Tax loss carryforwards of $419 expire between 2019 and 2022. Tax credits carried forward of $834 and $1,031 expire in 2018 and 2019, respectively. The tax returns of Singapore and Indonesia are subject to examination for four years and five years, respectively, from the year of filing. For Colombia, tax returns are subject to examination for three years from the due date of the return. The tax returns from the years 2014, 2013 and 2016 and subsequent years remain subject to review for Singapore, Indonesia and Colombia, respectively. Refer to note 20.

10. Other long-term assets and other long-term liabilities

The components other long-term assets are as follows:

	As of
	December 31,
(in thousands of U.S. dollars)	2017	2016
Refundable value added tax on import	$7,433	$6,099
Long-term receivables	—	6,195
Other long-term assets	930	106
Total other long-term assets	$8,363	$12,400

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Refundable value added tax was paid in Indonesia in local currency on the import of PGN FSRU Lampung into the country in 2014. The receivable can be recovered by applying future periods net value added tax liabilities against the receivable. The original balance has been reduced for net value added tax incurred starting in 2014 until December 31, 2017. The charterer provided an advance for the funding of the refundable value added tax on import.

Following dialogue with local tax authorities, it was possible to amend a value added tax ("VAT") filing, reducing the VAT liability on a customer invoice with the result that a credit note was issued for the other long-term receivable of $6,195 in the second quarter of 2017. The amended VAT filing also increased the net refundable value added tax on import by a corresponding amount.

The advance for refundable value added tax and other long term liabilities, as of December 31, 2017 and 2016, were as follows:

	As of
	December 31,
(in thousands of U.S. dollars)	2017	2016
Long term advances for value added tax recorded in other long-term liabilities	$5,710	$11,235
Other long-term liabilities	83	—
Total other long-term liabilities	$5,793	$11,235

11. Vessels and other equipment

		Dry-
(in thousands of U.S. dollars)	Vessel	docking	Total
Historical cost December 31, 2015	$352,433	3,267	$355,700
Additions	—	—	—
Historical cost December 31, 2016	352,433	3,267	355,700
Depreciation for the year	(9,687)	(800)	(10,487)
Accumulated depreciation December 31, 2016	(12,109)	(1,000)	(13,109)
Vessels, net December 31, 2016	340,324	2,267	342,591

Historical cost December 31, 2016	352,433	3,267	355,700
Additions (note 4)	354,025	3,400	357,425
Historical cost December 31, 2017	706,458	6,667	713,125
Depreciation for the year	(19,375)	(1,600)	(20,975)
Accumulated depreciation December 31, 2017	(31,484)	(2,600)	(34,084)
Vessels, net December 31, 2017	$674,974	4,067	$679,041

As of December 31, 2017 and 2016, other equipment consists principally of warehouse, office equipment and computers. Other equipment of $817 and $726 is recorded net of accumulated depreciation of $213 and $134 in the consolidated balance sheet as of December 31, 2017 and 2016, respectively. Depreciation expense for other equipment was $79, $65 and $31 for the years ended December 31, 2017, 2016 and 2015, respectively.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

12. Intangibles and goodwill

(in thousands of U.S. dollars)	Above market time charter	Option for time charter extension	Total Intangibles	Goodwill	Total
Historical cost December 31, 2015	$11,000	8,000	19,000	251	$19,251
Additions	—	—	—	—	—
Historical cost December 31, 2016	11,000	8,000	19,000	251	19,251
Amortization for the year	(2,405)	—	(2,405)	—	(2,405)
Accumulated amortization, December 31, 2016	(3,010)	—	(3,010)	—	(3,010)
Intangibles and goodwill, December 31, 2016	7,990	8,000	15,990	251	16,241

Historical cost December 31, 2016	11,000	8,000	19,000	251	19,251
Additions (note 4)	11,760	—	11,760	—	11,760
Historical cost December 31, 2017	22,760	8,000	30,760	251	31,011
Amortization for the year	(3,631)	—	(3,631)	—	(3,631)
Accumulated amortization, December 31, 2017	(6,641)	—	(6,641)	—	(6,641)
Intangibles and goodwill, December 31, 2017	$16,119	8,000	24,119	251	$24,370

The following table presents estimated future amortization expense for the intangibles:

(in thousands of U.S. dollars)	Total
2018	$3,631
2019	3,631
2020	3,053
2021	2,755
2022	2,755
2023 and thereafter	$8,294

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

13. Advances to joint ventures

	As of December 31,
(in thousands of U.S. dollars)	2017	2016
Current portion of advances to joint ventures	$—	$6,275
Long-term advances to joint ventures	3,263	943
Advances/shareholder loans to joint ventures	$3,263	$7,218

The Partnership had advances of $2.6 million and $3.9 million due from SRV Joint Gas Ltd. as of December 31, 2017 and 2016, respectively. The Partnership had advances of $0.7 million and $3.3 million due from SRV Joint Gas Two Ltd. as of December 31, 2017 and 2016, respectively.

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

The shareholder loans financed part of the construction of the vessels and operating expenses until the delivery and commencement of the operations of the Neptune and the GDF Suez Cape Ann. In 2011, the joint ventures began repaying principal and a portion of the interest expense based on available cash after servicing of the external debt. The quarterly payments have included a payment of interest for the first month of the quarter and a repayment of principal. Interest was accrued for the last two months of the quarter for repayment at the end of the loans after the original principal was fully repaid. The joint ventures repaid the original principal of all shareholder loans during 2016 and all of the payments for the year ended December 31, 2017 represent payments of interest, including accrued interest to be repaid at the end of the loans. The shareholder loans are subordinated to long-term bank debt and the repayment plan is subject to quarterly discretionary revisions based on available cash after servicing of the long-term bank debt.

As of September 30, 2017, the joint ventures suspended payments on the shareholder loans pending the outcome of the boil-off claim. Accordingly, the outstanding balance on the shareholder loans was classified as long-term as of December 31, 2017. Refer to note 20 under “Joint ventures claims and accruals.”

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

14. Long-term debt

	As of
	December 31,	December 31,
(in thousands of U.S. dollars)	2017	2016
Lampung facility:
Export credit tranche	$123,982	$138,868
FSRU tranche	31,164	35,340
Gallant facility:
Commercial tranche	120,743	130,222
Export credit tranche	33,000	36,667
Grace facility:
Commercial tranche	146,063	—
Export credit tranche	30,750	—
Outstanding principal	485,702	341,097
Lampung facility unamortized debt issuance cost	(7,494)	(9,357)
Gallant facility unamortized fair value of debt assumed	552	908
Grace facility unamortized fair value of debt assumed	1,543	—
Total debt	480,303	332,648
Less: Current portion of long-term debt	(45,458)	(32,208)
Long-term debt	$434,845	$300,440

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

The FSRU tranche has an interest rate of LIBOR plus a margin of 3.4%. The interest rate for the export credit tranche is LIBOR plus a margin of 2.3%. The FSRU tranche is repayable quarterly over 7 years with a final balloon payment of $16.5 million. The export credit tranche is repayable in quarterly installments over 12 years assuming the balloon payment of the FSRU tranche is refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance upon maturity of the FSRU tranche. The weighted average interest rate, excluding the impact of the associated interest rate swaps, for the years ended December 31, 2017 and 2016 was 4.9% and 4.5% respectively.

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

As of December 31, 2017 and 2016, the Borrower and the guarantor were in compliance with the financial covenants.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Höegh LNG, as guarantor, has issued the following guarantees related to the Lampung facility that remain in effect as of December 31, 2017: (a) an unconditional and irrevocable on-demand guarantee for the repayment of the balloon repayment installment of the FSRU tranche callable only at final maturity of the FSRU tranche; (b) an unconditional and irrevocable on-demand guarantee for all amounts due in respect of the export credit agent in the event that the export credit agent exercises its prepayment right for the export credit tranche if the FSRU tranche is not refinanced; and (c) undertaking that, if the time charter is terminated for an event of vessel force majeure, that under certain conditions, a guarantee will be provided for the outstanding debt, less insurance proceeds for vessel force majeure. In addition, all project agreements and guarantees are assigned to the bank syndicate and the export credit agent, all cash accounts and the shares in PT Hoegh LNG Lampung and Hoegh LNG Lampung Pte. Ltd. are pledged in favor of the bank syndicate and the export credit agent.

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

Gallant/Grace facility

On October 1, 2015, the Partnership acquired Höegh LNG FSRU III Ltd., the entity that owns Hoegh LNG Cyprus Limited, which owns the Höegh Gallant. Hoegh LNG Cyprus Limited, together with Höegh LNG FSRU IV Ltd., the owner of the FSRU Höegh Grace, are borrowers (the “Borrowers”) under a term loan facility (the “Gallant/Grace facility”) with a syndicate of banks and an export credit agency for the purpose of financing a portion of the Höegh Gallant and the Höegh Grace. The facility is secured by, among other things, a first priority mortgage of the Höegh Gallant and the Höegh Grace, an assignment of the Hoegh LNG Cyprus Limited’s rights under the time charter with EgyptCo, the assignment of EgyptCo’s rights under its time charter with EGAS, the assignment of a bank guarantee for the performance of EGAS under the time charter and a pledge of the Borrowers' and EgyptCo’s cash accounts and an assignment of Höegh LNG FSRU IV Ltd.’s and Höegh LNG Colombia S.A.S.’s rights in the time charter agreements related to the Höegh Grace. The Partnership has provided a pledge of its shares in Höegh LNG FSRU III Ltd., Hoegh LNG Cyprus Limited and Höegh LNG Colombia Holding Ltd., and Höegh LNG has provided a pledge of its shares in EgyptCo as security for the facility. Höegh LNG Colombia Holding Ltd. has provided a pledge of its shares in Höegh LNG FSRU IV Ltd. as security for the facility. Höegh LNG, Höegh LNG Colombia Holding Ltd., Höegh LNG FSRU III Ltd. and the Partnership are guarantors for the facility.

The Gallant/Grace facility includes two commercial tranches and the export credit tranche related to the Höegh Gallant (the “Gallant facility”) and a commercial tranche and the export credit tranche related to the Höegh Grace (the “Grace facility”). All of the tranches under the Gallant/Grace facility are cross-defaulted, cross-collateralized and cross-guaranteed. The obligations of the Borrowers are joint and several. The interest rates vary by tranche.

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

The commercial tranche related to the Grace facility has an interest rate of LIBOR plus a margin of 2.7% based on the facility agreement. The interest rate for the export credit tranche related to the Grace facility has a fixed interest rate and guarantee commission of 4.07% based on the facility agreement. The commercial tranches are repayable quarterly with a final balloon payment of $123.0 million due in June 2020. The export credit tranche is repayable in quarterly installments with the final payment in March 2028 assuming the balloon payments of the commercial tranches are refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance of $24.0 million upon maturity of the commercial tranches.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The weighted average interest rate for the Gallant facility, excluding the impact of the associated interest rate swaps, for the years ended December 31, 2017 and December 31, 2016 was 4.0% and 3.6%, respectively. The weighted average interest rate for the Grace facility, excluding the impact of the associated interest rate swaps, for the year ended December 31, 2017 was 4.0%.

The fair value of the Gallant facility as of the Höegh Gallant acquisition date of October 1, 2015 was determined based upon margins, fixed interest rates and guarantee commission had the financing been entered on the acquisition date. Based upon its fair value, the weighted average effective interest rate for the Gallant facility, excluding the impact of the associated interest rate swaps, was 3.8% and 3.4% for the year ended December 31, 2017 and the three months ended December 31, 2016, respectively.

The fair value of the Grace facility as of the Höegh Grace acquisition date of January 3, 2017 was determined based upon margins, fixed interest rates and guarantee commission had the financing been entered on the acquisition date. Based upon its fair value, the weighted average effective interest rate for the Grace facility, excluding the impact of the associated interest rate swaps, was 3.7 % for the year ended December 31, 2017.

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

As of December 31, 2017 and 2016, Höegh LNG, the Partnership and each Borrower were in compliance with the financial covenants.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

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

The outstanding principal on long-term debt as of December 31, 2017 is repayable as follows:

(in thousands of U.S. dollars)	Total
2018	$45,458
2019	172,909
2020	169,375
2021	33,522
2022	14,886
2023 and thereafter	49,552
Total	$485,702

15. Accrued liabilities and other payables

	As of December 31,
(in thousands of U.S. dollars)	2017	2016
Accrued administrative expenses	$1,757	$1,650
Accrued operating expense	1,195	1,359
Current tax payable	1,324	461
Warranty provision (notes 7 and 19)	—	1,304
Current portion of advance for refundable value added tax	—	404
Other accrued liabilities	2,863	2,082
Other payables	5,903	11,672
Total accrued liabilities and other payables	$13,042	$18,932

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

16. Investments in joint ventures

	As of December 31,
(in thousands of U.S. dollars)	2017	2016
Accumulated losses of joint ventures	$20,746	$25,886

The Partnership has a 50% interest in each of SRV Joint Gas Ltd. (owner of the Neptune) and SRV Joint Gas Two Ltd. (owner of the GDF Suez Cape Ann). The following table presents the summarized financial information for 100% of the combined joint ventures on an aggregated basis.

	Year ended
	December 31,
(in thousands of U.S. dollars)	2017	2016	2015
Time charter revenues	$84,330	86,544	$85,396
Accrual historical boil-off claim	(23,700)	—	—
Total revenues	60,630	86,544	85,396
Operating expenses	(17,256)	(18,213)	(18,986)
Depreciation and amortization	(20,244)	(19,666)	(19,070)
Operating income	23,130	48,665	47,340
Unrealized gain (loss) on derivative instruments	14,388	14,183	18,492
Other financial expense, net	(27,854)	(30,220)	(32,202)
Net income (loss)	$9,664	32,628	$33,630
Share of joint ventures owned	50%	50%	50%
Share of joint ventures net income (loss) before eliminations	4,832	16,314	16,815
Eliminations	307	308	308
Equity in earnings (losses) of joint ventures	$5,139	16,622	$17,123

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Year ended
	December 31,
(in thousands of U.S. dollars)	2017	2016
Cash and cash equivalents	$8,100	$9,506
Restricted cash	8,520	8,458
Other current assets	2,012	4,492
Total current assets	18,632	22,456
Restricted cash	25,208	25,107
Vessels, net of accumulated depreciation	547,993	567,187
Total long-term assets	573,201	592,294
Current portion of long-term debt	25,003	23,503
Amounts and loans due to owners and affiliates	314	13,654
Derivative instruments	10,649	13,588
Other current liabilities	37,725	20,145
Total current liabilities	73,691	70,890
Long-term debt	429,307	453,957
Loans due to owners and affiliates	6,526	1,887
Derivative instruments	68,085	79,533
Other long-term liabilities	39,006	42,929
Total long-term liabilities	542,924	578,306
Net liabilities	$(24,782)	$(34,446)
Share of joint ventures owned	50%	50%
Share of joint ventures net liabilities before eliminations	(12,391)	(17,223)
Eliminations	(8,355)	(8,663)
Accumulated losses of joint ventures	$(20,746)	$(25,886)

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

17. Related party transactions

Income (expenses) from related parties

Subsidiaries of Höegh LNG have provided the administrative services (note 3) to the Partnership and ship management and/or technical support services for the PGN FSRU Lampung (note 3), the Höegh Gallant (note 4) and the Höegh Grace (note 4).

Amounts included in the consolidated statements of income for the years ended December 31, 2017, 2016 and 2015 or capitalized in the consolidated balance sheets as of December 31, 2017 and 2016 are as follows:

Statement of income:	Year ended December 31,
(in thousands of U.S. dollars)	2017	2016	2015
Revenues
Time charter revenue Höegh Gallant (1)	$46,382	47,741	$12,575
Time charter and construction contract revenues indemnified by/refunded to Höegh LNG (2)	(2,496)	—	—
Operating expenses
Vessel operating expenses (3)	(21,124)	(13,416)	(6,505)
Hours, travel expense and overhead (4) and Board of Directors' fees (5)	(3,284)	(3,174)	(2,002)
Financial (income) expense
Interest income from joint ventures and demand note (6)	370	827	7,568
Interest expense and commitment fees to Höegh LNG (7)	(3,934)	(5,071)	(2,151)
Total	$15,914	26,907	$9,485

	As of
Balance sheet	December 31,
(in thousands of U.S. dollars)	2017	2016
Equity
Cash contribution from Höegh LNG (8)	$2,075	$3,843
Cash distribution to Höegh LNG (8)	(1,534)	—
Issuance of units for Board of Directors' fees (5)	189	189
Other and contribution from owner (9)	632	426
Total	$1,362	$4,458

1)	Time charter revenue Höegh Gallant: A subsidiary of Höegh LNG, EgyptCo, leases the Höegh Gallant.
2)	Time charter revenues indemnified by/ refunded to Höegh LNG: As described under “Indemnifications” below, the Partnership refunded to Höegh LNG certain previous indemnification payments in 2017.
3)	Vessel operating expenses: Subsidiaries of Höegh LNG provides ship management of vessels, including crews and the provision of all other services and supplies.
4)	Hours, travel expenses and overhead: Subsidiaries of Höegh LNG provide management, accounting, bookkeeping and administrative support under administrative service agreements. These services are charges based upon the actual hours incurred for each individual as registered in the time-write system based on a rate which includes a provision for overhead and any associated travel expenses.
5)	Board of Directors’ fees: Effective May 22, 2017 and June 3, 2016, a total of 9,805 and 10,650 common units, respectively, of the Partnership were awarded to non-employee directors as compensation of $189 and $189, respectively, for part of directors’ fees under the Höegh LNG Partners LP Long Term Incentive Plan. The awards were recorded as administrative expense and as an issuance of common units. Common units are recorded when issued.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

6)	Interest income from joint ventures and demand note: The Partnership and its joint venture partners have provided subordinated financing to the joint ventures as shareholder loans. Interest income for the Partnership’s shareholder loans to the joint ventures is recorded as interest income. For the year ended December 31, 2015, interest income also included interest on the $140 million demand note due from Höegh LNG until it was cancelled as part of the acquisition price of the Höegh Gallant as of October 1, 2015.
7)	Interest expense and commitment fees to Höegh LNG and affiliates: Höegh LNG and its affiliates provided an $85 million revolving credit facility for general partnership purposes which incurs a commitment fee on the undrawn balance and interest expense on the drawn balance and a seller’s credit to finance part of the Höegh Gallant acquisition which incurred interest expense until it was repaid in October 2017.
8)	Cash contribution from/ distribution to Höegh LNG: As described under “Indemnifications” below, Höegh LNG made indemnification payments to the Partnership or received refunds of indemnification from the Partnership which were recorded as contributions or distributions to equity.
9)	Other and contribution from owner: Höegh LNG granted share-based incentives to certain key employees whose services are invoiced to the Partnership. Related expenses are recorded as administrative expenses and as a contribution from owner since the Partnership is not invoiced for this employee benefit. Effective June 3, 2016, the Partnership granted the Chief Executive Officer and Chief Financial Officer, 21,500 phantom units in the Partnership. Related expenses are recorded as an administrative expense and as increase in equity.

Acquisitions from Höegh LNG: Effective January 1, 2017 and December 1, 2017, the Partnership acquired a 51% and a 49% interest in the Höegh Grace entities from Höegh LNG. Refer to note 4. The Partnership’s Board of Directors (the “Board”) and the Conflicts Committee of the Board (the “Conflicts Committee”) approved the purchase prices for the acquisitions. The Conflicts Committee retained financial advisors to assist with its evaluation of the transaction.

Effective October 1, 2016, the Partnership acquired a 100% interest in the Höegh Gallant entities from Höegh LNG. Refer to note 4. The Partnership’s Board and the Conflicts Committee approved the purchase price for the acquisition. The Conflicts Committee retained financial advisors to assist with its evaluation of the transaction.

Dividends to Höegh LNG: Since the IPO in August 2014, the Partnership has declared and paid quarterly distributions totaling $27.0 million, $25.7 million and $20.6 million to Höegh LNG for each of the years ended December 31, 2017, 2016 and 2015, respectively.

Receivables and payables from related parties

Amounts due from affiliates

	As of
	December 31,
(in thousands of U.S. dollars)	2017	2016
Amounts due from affiliates	$4,286	$4,237

The amount due from affiliates is a receivable for time charter hire from a subsidiary of Höegh LNG, EgyptCo, for the Höegh Gallant time charter. The time charter hire is due 18 days from the receipt of the invoice. Time charter hire is invoiced at the end of the month in arrears.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Amounts, loans and promissory note due to owners and affiliates

	As of December 31,
(in thousands of U.S. dollars)	2017	2016
Amounts due to owners and affiliates	$1,417	$1,374

As of December 31, 2017 and 2016 amounts due to owners and affiliates principally relate to trade payables for services provided by subsidiaries of Höegh LNG.

Revolving credit and seller’s credit due to owners and affiliates

	As of
	December 31,
(in thousands of U.S. dollars)	2017	2016
Revolving credit facility	$51,832	$8,622
Seller’s credit note	—	34,383
Revolving credit and seller’s credit due to owners and affiliates	$51,832	$43,005

In August 2014, upon the closing of the IPO, the Partnership entered into an $85 million revolving credit facility with Höegh LNG, to be used to fund acquisitions and working capital requirements of the Partnership. The credit facility is unsecured and any outstanding balance is due January 1, 2020. Interest on drawn amounts is payable quarterly at LIBOR plus a margin of 4.0%. Additionally, a 1.4% quarterly commitment fee is due to Höegh LNG on the undrawn balance. On January 29, 2018, the Partnership and Höegh LNG amended the revolving credit facility eliminating the requirement to pay a commitment fee on the undrawn balance of the facility. Refer to note 25. The outstanding revolving credit facility had a weighted average interest rate for the years ended December 31, 2017 and 2016 of 5.3% and 5.0% respectively

On October 1, 2015, the Partnership financed part of the acquisition of the Höegh Gallant entities with a seller’s credit from a subsidiary of Höegh LNG (note 4). The unsecured seller’s credit note is subordinated to the obligations of the Partnership and the Borrower under the Gallant facility, bears interest at 8% and matured on January 1, 2020. As of December 31, 2017 the Partnership had repaid the outstanding balance on the seller’s credit note.

The outstanding seller’s credit note had a weighted average interest rate for the years ended December 31, 2017 and 2016 of 8.2% and 8.2%, respectively.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Other indemnifications:

Under the omnibus agreement Höegh LNG will also indemnify the Partnership for losses:

1.	related to certain defects in title to the assets contributed or sold to the Partnership and any failure to obtain, prior to the time they were contributed to the Partnership, certain consents and permits necessary to conduct the business, which liabilities arise within three years after the closing of the IPO;

2.	related to certain tax liabilities attributable to the operation of the assets contributed or sold to the Partnership prior to the time they were contributed or sold;

3.	in the event that the Partnership does not receive hire rate payments under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter. The Partnership was indemnified by Höegh LNG for the September and October 2014 invoices not paid by PGN LNG in 2014 (refer to note 20);

4.	with respect to any obligation to pay liquidated damages to PGN LNG under the PGN FSRU Lampung time charter for failure to deliver the PGN FSRU Lampung by the scheduled delivery date set forth in the PGN FSRU Lampung time charter.;

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

For the years ended December 31, 2017 and 2016, the Partnership filed claims for indemnification of non-budgeted expenses (including warranty provisions, withholding tax and other non-budgeted expenses) of $0.7 million and $2.1 million, respectively. The Partnership filed claims for indemnification with respect to non-budgeted expenses (including the warranty provision, value added tax, withholding tax, other non-budgeted expenses and costs related to the restatement of the Partnership’s 2014 financial statements filed with the SEC on November 30, 2015) of $7.7 million in the year ended December 31, 2015. Indemnification payments received from Höegh LNG are subject to repayment to the extent the amounts are subsequently recovered from insurance or deemed reimbursable by the charterer. Indemnification payments of $1.6 million, $2.4 million and $6.6 million were received from Höegh LNG for the years ended December 31, 2017, 2016 and 2015, respectively, and were recorded as a contribution to equity. As provided by the omnibus agreement the Partnership was indemnified by Höegh LNG for the September and October 2014 invoices not paid by PGN LNG in 2014 which were recognized as revenue in 2014 when the proceeds were received, consistent with the accounting policy for loss of hire insurance. Part of the revenue recognized in 2014 related to reimbursement by the charterer of certain 2014 costs. As a result of the conclusion of an audit in 2017 of the amount of reimbursement by the charterer of 2014 costs, revenue previously recognized by the Partnership in 2014 was deemed reimbursable by the charterer. In addition, certain 2014 and 2015 costs previously indemnified by Höegh LNG, and reflected as contributions to equity, were deemed reimbursable by the charterer. As a result, the Partnership is refunding to Höegh LNG approximately $2.5 million related to previously recognized revenue that was deemed reimbursable in 2017 and $1.5 million as a cash distribution to equity. Refer to note 20.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Under the contribution, purchase and sale agreement entered into with respect to the purchase of the Höegh Gallant entities, Höegh LNG will indemnify the Partnership for:

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

For the years ended December 31, 2017 and 2016, the Partnership filed claims of $0.5 million and $1.3 million, respectively, for indemnification of losses incurred in connection with the commencement of services under the time charter with EgyptCo due to start up technical issues and $0.1 million for other costs incurred for the year ended December 31, 2016. Indemnification payments of $0.5 million and $1.4 million were received from Höegh LNG for the years ended December 31, 2017 and 2016, and were recorded as contributions to equity. Refer to note 20.

Under the contribution, purchase and sale agreements entered into with respect to the acquisitions of the 51% and 49% ownership interests in the Höegh Grace entities, Höegh LNG will indemnify the Partnership for:

1.	losses from breach of warranty;

2.	losses related to certain environmental liabilities, damages or repair costs and tax liabilities attributable to the operation of the Höegh Grace prior to the closing date;

3.	any recurring non-budgeted costs owed to tax authorities with respect to payroll taxes, taxes related to social security payments, corporate income taxes (including income tax for equality and surcharge on income tax for equality), withholding tax, port associations, local Cartagena tax, and financial transaction tax, including any penalties associated with taxes to the extent not reimbursed by the charterer;

4.	any non-budgeted losses suffered or incurred in connection with commencement of services under the Höegh Grace charter with SPEC; and

5.	any losses suffered or incurred in relation to the performance guarantee the Partnership provided with respect to the Höegh Grace charter, up to Höegh LNG’s pro rata share of such losses, based on its remaining ownership interest in Höegh LNG Colombia Holding Ltd. This provision is not applicable after December 1, 2017, when the Partnership acquired the remaining 49% interest in the Höegh Grace entities.

On September 27, 2017, the Partnership entered into an indemnification agreement with Höegh LNG with respect to the boil-off claims under the Neptune and GDF Suez Cape Ann time charters, pursuant to which Höegh LNG will, among other things, indemnify the Partnership for its share of any losses and expenses related to or arising from the failure of either Neptune or GDF Suez Cape Ann to meet the performance standards related to the daily boil-off of LNG under their respective time charters (including any cash impact that may result from any settlement with respect to such claims, including any reduction in the hire rate under either time charter.) Refer to note 20.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

18. Financial Instruments

Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents, restricted cash and cash designated for acquisition – The fair value of the cash, cash equivalents, restricted cash and cash designated for acquisition approximates its carrying amounts reported in the consolidated balance sheets.

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

Lampung, Gallant and Grace facilities – The fair values of the variable rate debt are estimated based on the present value of cash flows over the term of the instruments based on the estimated currently available margins and LIBOR interest rates as of the balance sheet date for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

		As of		As of
		December 31, 2017		December 31, 2016
		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
		Asset	Asset	Asset	Asset
(in thousands of U.S. dollars)	Level	(Liability)	(Liability)	(Liability)	(Liability)
Recurring:
Cash and cash equivalents	1	$22,679	22,679	18,915	$18,915
Restricted cash	1	20,602	20,602	22,209	22,209
Amounts due from affiliate	2	4,286	4,286	4,237	4,237
Derivative instruments	2	(3,889)	(3,889)	(7,045)	(7,045)
Other:
Advances (shareholder loans) to joint ventures	2	3,263	3,596	7,218	7,355
Current amounts due to owners and affiliates	2	(1,417)	(1,417)	(1,374)	(1,374)
Cash designated for acquisition	1	—	—	91,768	91,768
Other long-term receivables	2	—	—	6,195	6,195
Lampung facility	2	(147,652)	(162,597)	(164,851)	(183,585)
Gallant facility	2	(154,295)	(155,325)	(167,797)	(168,889)
Grace facility	2	(178,356)	(178,652)	—	—
Revolving credit and seller’s credit due to owners and affiliates	2	$(51,832)	(51,099)	(43,005)	$(44,098)

Following dialogue with local tax authorities, it was possible to amend a VAT filing reducing the VAT liability on a customer invoice with the result that a credit note was issued for the other long-term receivable of $6,195 in the second quarter of 2017.

Financing Receivables

The following table contains a summary of the loan receivables by type of borrower and the method by which the credit quality is monitored on a quarterly basis:

Class of Financing Receivables	Credit Quality		As of December 31,
(in thousands of U.S. dollars)	Indicator	Grade	2017	2016
Trade receivable and long-term receivable	Payment activity	Performing	$7,563	$8,283
Amounts due from affiliate	Payment activity	Performing	4,286	4,237
Shareholder loans to joint ventures	Payment activity	Performing	$3,263	$7,218

The shareholder loans to joint ventures are classified as advances to joint ventures in the consolidated balance sheet. Refer to note 13.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

19. Risk management and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy.

Foreign exchange risk

All financing, interest expenses from financing and most of the Partnership’s revenue and expenditures for vessel improvements are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the years ended December 31, 2017, 2016 and 2015, no derivative instruments have been used to manage foreign exchange risk.

The Gallant time charter provides that revenues are denominated 90% in U.S. dollars and 10% in Egyptian pounds, or as otherwise agreed between the parties from time to time. For the years ended December 31, 2017, 2016 and 2015, the revenues from the Höegh Gallant were denominated 96%, 95% and 90% in U.S. dollars and 4%, 5% and 10% in Egyptian pounds, respectively. A limited amount of operating expenses was also denominated in Egyptian pounds. Due to restrictions in Egypt, exchangeability between Egyptian pounds and other currencies was more than temporarily lacking or limited during 2015 and 2016. There are two official published rates for the Egyptian pounds. The lower rate is applied in the Partnership’s consolidated financial statements for revenues, expenses, assets and liabilities. For most of 2016 and all of 2017, the Partnership agreed to the payment of monthly revenues denominated in Egyptian pounds that aligned with its working capital needs for the next month which reduced its foreign exchange rate exposure and the risk of loss to a minimal amount in the event Egyptian pound was devalued.

Interest rate risk

Interest rate swaps are utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on its outstanding floating-rate debt. As of December 31, 2017 and 2016, there are interest rate swap agreements related to the Lampung, Gallant and Grace facilities floating rate debt that are designated as cash flow hedges for accounting purposes. As of December 31, 2017, the following interest rate swap agreements were outstanding:

(in thousands of U.S. dollars)	Interest rate index	Notional amount	Fair value carrying amount liability	Term	Fixed interest rate (1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$155,146	(3,322)	Sept 2026	2.8%
Gallant interest rate swaps (2)	LIBOR	$124,313	112	Sept 2019	1.9%
Grace interest rate swaps (2)	LIBOR	$135,813	(679)	March 2020	2.3%

1) Excludes the margins paid on the floating-rate debt.

2) All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The Borrower under the Lampung facility entered five forward starting swap agreements with identical terms for a total notional amount of $237.1 million with an effective date of March 17, 2014. The swaps amortize over 12 years to match the outstanding balance of the Lampung facility and exchange 3 month USD LIBOR variable interest payments for fixed rate payments at 2.8%. The interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest payments on the Lampung facility. As of December 29, 2014, a prepayment of $7.9 million on the Lampung facility occurred which resulted in an amendment of the original interest rate swaps and the hedge was de-designated for accounting purposes. The other terms of the amended interest rate swaps did not change but the nominal amount of the interest rate swaps was reduced to match the outstanding debt. The amended interest rate swaps were re-designated as a cash flow hedge for accounting purposes.

As of October 1, 2015, the Partnership acquired the Höegh Gallant entities which have outstanding debt under the Gallant facility and three associated interest rate swap agreements with a total notional amount of $146.3 million. The swaps amortize to match the debt amortization of the Gallant facility until the repayment date in September 2019. The swaps exchange 3 month USD LIBOR variable interest payments for fixed rate payments ranging from 1.9105% to 1.9145%. As of October 1, 2015, the interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest payments for $146.3 million of the commercial tranches of the Gallant facility.

Effective as of January 1, 2017, the Partnership acquired the Höegh Grace entities which have outstanding debt under the Grace facility and three associated interest rate swap agreements with a total notional amount of $164.0 million. The swaps amortize to match the debt amortization of the Grace facility until the repayment date in June 2020. The swaps exchange 3 month USD LIBOR variable interest payments for fixed rate payments ranging from 2.305% to 2.315%. As of January 1, 2017, the interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest payments for $164.0 million of the commercial tranches of the Grace facility.

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the consolidated balance sheets.

	Long-term	Current	Long-term
	assets:	liabilities:	liabilities:
	derivative	derivative	derivative
(in thousands of U.S. dollars)	instruments	instruments	instruments
As of December 31, 2017
Interest rate swaps	$228	$(2,015)	$(2,102)
As of December 31, 2016
Interest rate swaps	$—	$(3,534)	$(3,511)

The following effects of cash flow hedges relating to interest rate swaps are included in gain (loss) on derivative instruments in the consolidated statements of income for the years ended December 31, 2017, 2016 and 2015.

	Year ended
	December 31,
(in thousands of U.S. dollars)	2017	2016	2015
Interest rate swaps:
Ineffective portion of cash flow hedge	$(2)	90	$(84)
Amortization of amount excluded from hedge effectiveness	3,320	2,604	1,888
Reclassification from accumulated other comprehensive income	(855)	(855)	(855)
Unrealized gains (losses)	2,463	1,839	949
Realized gains (losses)	—	—	—
Total gains (losses) on derivative instruments	$2,463	1,839	$949

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The effect of cash flow hedges relating to interest rate swaps and the related tax effects on other comprehensive income included in the consolidated statements of other comprehensive income and changes in accumulated other comprehensive income (“OCI”) in the consolidated statements of changes in partners’ capital is as follows for the years ended and as of December 31, 2017, 2016 and 2015.

	Cash Flow Hedge
(in thousands of U.S. dollars)	Before tax gains (losses)	Tax benefit (expense)	Net of tax	Accumulated OCI
Balance as of December 31, 2014	$(10,159)	1,984	(8,175)	$(8,175)
Effective portion of unrealized loss on cash flow hedge	474	—	474	474
Reclassification of amortization of cash flow hedge to earnings	855	(395)	460	460
Other comprehensive income for period	1,329	(395)	934	934
Balance as of December 31, 2015	$(8,830)	1,589	(7,241)	$(7,241)

Balance as of December 31, 2015	$(8,830)	1,589	(7,241)	$(7,241)
Effective portion of unrealized loss on cash flow hedge	1,028	—	1,028	1,028
Reclassification of amortization of cash flow hedge to earnings	855	(378)	477	477
Other comprehensive income for period	1,883	(378)	1,505	1,505
Balance as of December 31, 2016	$(6,947)	1,211	(5,736)	$(5,736)

Balance as of December 31, 2016	$(6,947)	1,211	(5,736)	$(5,736)
Effective portion of unrealized loss on cash flow hedge	2,480	—	2,480	2,480
Reclassification of amortization of cash flow hedge to earnings	855	(347)	508	508
Other comprehensive income for period	3,335	(347)	2,988	2,988
Balance as of December 31, 2017	$(3,612)	864	(2,748)	$(2,748)

Refer to note 9 for additional information on the tax effects included in other comprehensive income.

As of December 31, 2017, the estimated amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months is $0.9 million for amortization of accumulated other comprehensive income for losses on the de-designated interest rate swaps.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Concentrations of risk

Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership does not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are three charterers so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the customer’s financial condition. In addition, Höegh LNG guarantees the payment of the Höegh Gallant time charter hire by EgyptCo under certain circumstances. No allowance for doubtful accounts was recorded for the years ended December 31, 2017 or 2016. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should the time charters for the PGN FSRU Lampung, the Höegh Gallant or the Höegh Grace terminate prematurely, there could be delays in obtaining a new time charter and the rates could be lower depending upon the prevailing market conditions.

20. Commitments and contingencies

Contractual commitments

As of December 31, 2017, there were no material contractual purchase commitments.

Claims and Contingencies

Joint ventures claims and accruals

Under the Neptune and the GDF Suez Cape Ann time charters, the joint ventures undertake to ensure that the vessel meets specified performance standards at all times during the term of the time charters. The performance standards include the vessel not exceeding a maximum average daily boil-off of LNG, subject to certain contractual exclusions, as specified in the time charter. Pursuant to the charters, the hire rate is subject to deduction by the charterer by, among other things, sums due in respect of the joint ventures’ failure to satisfy the specified performance standards during the period. The charterer requested that the joint ventures calculate and present the boil-off since the beginning of the charters, compared with maximum average daily boil-off allowed under the time charter. The charters for the Neptune and GDF Suez Cape Ann started in 2009 and 2010, respectively. On September 8, 2017, the charterer notified the joint ventures that it was formally making a claim for compensation in accordance with the provisions of the charters for a stated quantity of LNG exceeding the maximum average daily boil-off since the beginning for the charters. The claim asserted a gross amount of compensation of $58 million for the excess boil-off volume but the claim recognized that the calculations for the amount required adjustment for allowable exclusions under the charters. The charterer and the joint ventures have begun a process to refer the claim to arbitration. The charterer's revised claim as submitted in the arbitration request was a gross amount of $52 million, covering a shorter time period for the first performance period as defined in the time charters, and interest and expenses. Depending on interpretations of the contractual provisions including exclusions to the performance standards and based upon currently available information, it is estimated that the Partnership’s 50% share of the excess boil-off claim could range from zero or negligible amounts to approximately $29 million. The charterer could potentially seek other concessions. Accruals are recorded for loss contingencies or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. As of September 30, 2017, the joint ventures determined the liability associated with the boil-off claim was probable and could be reasonably estimated resulting in a total accrual of $23.7 million which was recorded as a reduction of time charter revenues in the third quarter of 2017. The Partnership’s 50% share of the accrual was approximately $11.9 million. As of December 31, 2017, the accrual was unchanged. Refer to notes 5, 13 and 16. The claim may ultimately be settled through negotiation or arbitration. The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments. Höegh LNG and the other major owner guarantee the performance and payment obligations of the joint ventures under the time charters. The guarantees are joint and several for the performance obligations and several for the payment obligations. Depending on the amount and timing of the potential settlement and whether such settlement is funded by the performance guarantees by Höegh LNG and the other major owner or by the joint ventures, a settlement of the claim for boil-off with the charterer could have a material adverse effect on the joint ventures’ financial condition and results of operations. As a precaution, the joint ventures have suspended payments on their shareholder loans pending the outcome of the boil-off claim. Refer to note 13.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

To the extent that an excess boil-off claim results in a settlement, the Partnership would be indemnified by Höegh LNG for its share of the cash impact of any settlement. Refer to note 17. As a result, the ultimate outcome of the boil-off claim, on an isolated basis, is not expected to have a material adverse effect on the Partnership’s financial position. However, other concessions or capital improvements, if any, would not be expected to be indemnified. In addition, the suspension of the payments of the shareholder loans will reduce cash flows available to the Partnership. Furthermore, the increase in the accruals for, or the resolution of, the excess boil-off claim may have a material adverse effect on the Partnership’s results of operations for that period.

Indonesian corporate income tax

Based upon the Partnership’s experience in Indonesia, tax regulations, guidance and interpretation in Indonesia may not always be clear and may be subject to alternative interpretations or changes in interpretations over time. The Partnership’s Indonesian subsidiary is subject to examination by the Indonesian tax authorities for up to five years following the completion of a fiscal year. The examinations may lead to ordinary course adjustments or proposed adjustments to the Partnership’s taxes or tax loss carryforwards with respect to years under examination. The Partnership has recognized a provision in 2013 related to an uncertain tax position for the 2013 tax loss carryforward. It is reasonably likely within the next 12 months that the Partnership’s Indonesian subsidiary will be subject to a tax examination. Such an examination may or may not result in changes to the Partnership’s provisions on tax filings from 2013 through 2017. To date, there has been no tax audit on the Partnership’s operations in Indonesia.

PGN LNG claims including delay liquidated damages

The Partnership was indemnified by Höegh LNG for i) any hire rate payments not received under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the acceptance date of the PGN FSRU Lampung and ii) non-budgeted expenses (including warranty costs associated with repairs of the Mooring) incurred in connection with the PGN FSRU Lampung project prior to the date of acceptance, for certain costs related to the restatement of the Partnership’s financial statements filed with the SEC on November 30, 2015 and for certain subsequently incurred non-budgeted expenses.

For the years ended December 31, 2017 and 2016, the Partnership filed claims for indemnification of non-budgeted expenses (including warranty provisions, withholding tax and other non-budgeted expenses) of $0.7 million and $2.1 million, respectively. The Partnership filed claims for indemnification with respect to non-budgeted expenses (including the warranty provision, value added tax, withholding tax, other non-budgeted expenses and costs related to the restatement of the Partnership’s 2014 financial statements filed with the SEC on November 30, 2015) of $7.7 million in the year ended December 31, 2015. Indemnification payments received from Höegh LNG are subject to repayment to the extent the amounts are subsequently recovered from insurance or deemed reimbursable by the charterer. Indemnification payments of $1.6 million, $2.4 million and $6.6 million were received from Höegh LNG for the years ended December 31, 2017, 2016 and 2015, respectively, and were recorded as a contribution to equity. The Partnership was also indemnified by Höegh LNG for the September and October 2014 invoices not paid by PGN LNG in 2014 which were recognized as revenue in 2014 when the proceeds were received, consistent with the accounting policy for loss of hire insurance. Part of the revenue recognized in 2014 related to reimbursement by the charterer of certain 2014 costs. As a result of the conclusion of an audit in 2017 of the amount of reimbursement by the charterer of 2014 costs, revenue previously recognized by the Partnership in 2014 was deemed reimbursable by the charterer. In addition, certain 2014 and 2015 costs previously indemnified by Höegh LNG, and reflected as contributions to equity, were deemed reimbursable by the charterer. As a result, the Partnership is refunding to Höegh LNG approximately $2.5 million related to previously recognized revenue that was deemed reimbursable in 2017 and $1.5 million as cash distributions to equity. Refer to note 17.

Höegh Gallant claims and indemnification

In the third quarter of 2017, the Partnership began investigating with EgyptCo a performance measure included in EgyptCo's charter with respect to the Höegh Gallant. The investigation includes whether such a performance measure was directly linked to a specified performance standard which could give rise to a customer claim for reduced hire or damages. Based upon the status of the investigation and currently available information, it is not considered probable that a liability has been incurred for reduced hire or damages. As a result, no accrual has been recorded.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

For the years ended December 31, 2017 and 2016, repairs and maintenance was required for the Höegh Gallant resulting in short periods of reduced hire or off-hire. As a result, revenues were reduced, certain liquidated damages were due under the time charter with EgyptCo and higher costs and expenses were incurred. For the years ended December 31, 2017 and 2016, the Partnership filed claims of $0.5 million and $1.3 million, respectively, for indemnification of losses incurred in connection with the commencement of services under the time charter with EgyptCo due to start up technical issues and $0.1 million for other costs incurred for the year ended December 31, 2016. Indemnification payments of $0.5 million and $1.4 million were received from Höegh LNG for the years ended December 31, 2017 and 2016, and were recorded as contributions to equity. Refer to note 17.

21. Supplemental cash flow information

	Year ended December 31,
(in thousands of U.S. dollars)	2017	2016	2015
Supplemental disclosure of non-cash investing activities
Non-cash acquisition of non-controlling interest for the remaining 49% interest in the Höegh Grace entities	$41,362	—	$—
Non-cash acquisition of net assets including goodwill of the Höegh Gallant less cash acquired of $7,695	—	—	186,465
Supplemental disclosure of non-cash financing activities
Non-cash revolving credit facility draw for the acquisition of non-controlling interest for the remaining 49% interest in the Höegh Grace entities	41,362	—	—
Non-cash cancellation of demand note due from Höegh LNG	—	—	140,000
Non-cash seller's credit note and liability for the acquisition of the Höegh Gallant	$—	—	$54,160

Refer to note 4 for Business combinations.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

22. Issuance of common units and Series A Preferred Units

On October 5, 2017, the Partnership issued 4,600,000 8.75% Series A preferred units. The offering price was $25.0 per unit. The Partnership's total proceeds and net proceeds from the preferred unit offering were $115.0 million and $110.9 million, respectively. During October, 2017, net proceeds of $34.4 million and $24.3 million was used to repay outstanding balances under the seller’s credit note and revolving credit facility, respectively. During December 2017, the Partnership acquired the remaining 49% ownership interest in the Höegh Grace entities and settled part of the purchase price with cash of $45.3 million from the issuance of the Series A preferred units.

(in thousands of U.S. dollars)	2017
Gross proceeds received	$115,000
Less: Underwriters' discount	(3,623)
Less: Offering expenses	(453)
Net proceeds received	$110,924

On December 7, 2016, the Partnership sold 6,000,000 common units, representing limited partner interests in an underwritten public offering and granted the underwriters a 30-day option to purchase up to an additional 900,000 common units. In connection with the partial exercise by the underwriters of their option to purchase additional common units, on December 16, 2016, the Partnership sold 588,389 common units. The offering price was $17.60 per unit. The Partnership's total proceeds and net proceeds from the public offering were $116.0 million and $111.5 million, respectively. During December, 2016, net proceeds of $12.6 million and $6.6 million was used to repay part of the seller’s credit note and to settle the working capital adjustment, respectively, related to the acquisition of the Höegh Gallant on October 1, 2015. As of December 31, 2016, the Partnership designated $91.8 million of the net proceeds to acquire a 51% ownership interest in Höegh LNG Colombia Holding Ltd., the owner of the entities that own and operate the Höegh Grace. The acquisition was settled on January 3, 2017. Refer to note 4.

(in thousands of U.S. dollars)	2016
Gross proceeds received	$115,956
Less: Underwriters' discount	(3,943)
Less: Offering expenses	(484)
Net proceeds received	$111,529

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

23. Common, subordinated and preferred units

The following table shows the movements in the number of common units, subordinated units and preferred units during the years ended December 31, 2017, 2016 and 2015:

(in units)	Common Units Public	Common Units Höegh LNG	Subordinated Units	8.75% Series A Preferred Units

December 31, 2014	11,040,000	2,116,060	13,156,060	—
December 31, 2015	11,040,000	2,116,060	13,156,060	—
June 3, 2016; Awards to non-employee directors as compensation for directors' fees	10,650	—	—	—
December 7, 2016; December 2016 Offering	6,000,000	—	—	—
December 16, 2016; Option Exercises	588,389	—	—	—
December 31, 2016	17,639,039	2,116,060	13,156,060	—
May 22, 2017: Awards to non-employee directors as compensation for directors' fees	9,805	—	—	—
October 5, 2017: Series A preferred units offering	—	—	—	4,600,000
December 31, 2017	17,648,844	2,116,060	13,156,060	4,600,000

As of December 31, 2017, 2016 and 2015 Höegh LNG owned 2,116,060 common units and 13,156,060 subordinated units. Subordinated units are not entitled to vote for the four elected directors to the Partnership’s board of directors. The general partner has a non-economic interest and has no units.

Refer to note 24 for information on distributions to common and subordinated unitholders.

The Series A preferred units represent perpetual equity interests in the Partnership and, unlike the Partnership's debt, do not give rise to a claim for payment of a principal amount at a particular date. The Series A preferred units rank senior to the Partnership's common units and subordinated units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up but junior to all of the Partnership's debt and other liabilities. The Series A preferred units have a liquidation preference of $25.00 per unit. At any time on or after October 5, 2022, the Partnership may redeem, in whole or in part, the Series A preferred units at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption. The distribution rate on the Series A preferred units is 8.75% per annum of the $25.00 per unit value (equivalent to $2.1875 per annum per unit). The distributions are cumulative and recorded when declared. However, since the Series A preferred units rank senior to the Partnership's common and subordinated units, the portion of net income, equivalent to the Series A preferred units' paid and undeclared distributions for that period, is reflected as Preferred unitholders' interest in net income on the consolidated statement of income. Distributions are payable quarterly, when, and if declared by the Partnership's board of directors out of legally available funds for such purpose. Holders of the Series A preferred units generally have no voting rights. However, if and whenever distributions payable on the Series A preferred units are in arrears for six or more quarterly periods, whether or not consecutive, holders of Series A Preferred Units will be entitled to replace one of the members of our board of directors appointed by our general partner with a person nominated by such holders.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

24. Earning per unit and cash distributions

The calculation of basic and diluted earnings per unit are presented below:

	Year ended December 31,
(in thousands of U.S. dollars, except per unit numbers)	2017	2016	2015
Net income	$59,190	41,377	$41,279
Adjustment for:
Non-controlling interest	10,408	—	—
Preferred unitholders’ interest in net income	2,480	—	—
Limited partners' interest in net income	46,302	41,377	41,279
Less: Dividends paid or to be paid (1)	(57,764)	(46,627)	(37,609)
Under (over) distributed earnings	(11,462)	(5,250)	44,949
Under (over) distributed earnings attributable to:
Common units public	(6,145)	(2,814)	1,540
Common units Höegh LNG	(736)	(338)	295
Subordinated units Höegh LNG	(4,581)	(2,098)	1,835
	(11,462)	(5,250)	3,670
Basic weighted average units outstanding (in thousands)
Common units public	17,645	11,481	11,040
Common units Höegh LNG	2,116	2,116	2,116
Subordinated units Höegh LNG	13,156	13,156	13,156

Diluted weighted average units outstanding (in thousands)
Common units public	17,657	11,486	11,040
Common units Höegh LNG	2,116	2,116	2,116
Subordinated units Höegh LNG	13,156	13,156	13,156

Basic and diluted earnings per unit (2):
Common unit public	$1.37	1.58	$1.56
Common unit Höegh LNG (3)	$1.44	1.52	$1.57
Subordinated unit Höegh LNG (3)	$1.45	1.52	$1.57

(1)	Includes all distributions paid or to be paid in relationship to the period, regardless of whether the declaration and payment dates were prior to the end of the period, and is based the number of units outstanding at the period end.
(2)	Effective June 3, 2016, the Partnership granted 21,500 phantom units to the CEO/CFO of the Partnership. One-third of the phantom units vest as of December 31, 2017, 2018 and 2019, respectively. The phantom units impact the diluted weighted average units outstanding; however, the increase in weighted average number of units was not significant enough to change the earnings per unit. Therefore, the basic and diluted earnings per unit are the same.
(3)	Includes total amounts attributable to incentive distributions rights of $1,141 and $481 for the years ended December 31, 2017 and 2016, respectively, of which $158 and $67 was attributed to common units owned by Höegh LNG and $983 and $414 was attributed to subordinated units owned by Höegh LNG, for the years ended December 31, 2017 and 2016, respectively.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Earnings per unit is calculated by dividing net income by the weighted average number of common and subordinated units outstanding during the applicable period.

The common unitholders’ and subordinated unitholders’ interest in net income are calculated as if all net income were distributed according to terms of the Partnerships’ Second Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash. Available cash, a contractual defined term, generally means all cash on hand at the end of the quarter after deduction for cash reserves established by the board of directors and the Partnership’s subsidiaries to i) provide for the proper conduct of the business (including reserves for future capital expenditures and for the anticipated credit needs); ii) comply with applicable law, any of the debt instruments or other agreements; iii) provide funds for payments on the Series A preferred units; and iv) provide funds for distributions to the unitholders for any one or more of the next four quarters. Therefore, the earnings per unit are not indicative of future cash distributions that may be made. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on derivative instruments and unrealized gains or losses on foreign exchange transactions.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

then, the Partnership will distribute any additional available cash from operating surplus for that quarter among the unitholders and the holders of the IDRs in the following manner:

•	first, 100.0% to all common and subordinated unitholders, pro rata, until each such unitholder receives a total of $0.388125 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all common and subordinated unitholders, pro rata, and 15.0% to the holders of the IDRs, pro rata, until each such unitholder receives a total of $0.421875 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all common and subordinated unitholders, pro rata, and 25.0% to the holders of the IDRs, pro rata, until each such unitholder receives a total of $0.50625 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all common and subordinated unitholders, pro rata, and 50.0% to the holders of the IDRs, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that the Partnership does not issue additional classes of equity securities.

25. Subsequent events

On January 29, 2018, the Partnership and Höegh LNG amended the revolving credit facility eliminating the requirement to pay a commitment fee on the undrawn balance of the facility.

On January 26, 2018, the Partnership entered into sales agreement with B. Riley FBR Inc. (the "Agent"). Under the terms of the sales agreement, the Partnership may offer and sell up to $120 million aggregate offering amount of "at-the market" common and Series A preferred units, from time to time, through the Agent, acting as agent for the Partnership. Sales of such units may be made in negotiated transactions or transactions that are deemed to be “at the market” offerings, including sales made directly on the New York Stock Exchange or through a market marker other than on an exchange. As of March 31, 2018, the Partnership had sold 309,152 Series A preferred units at an average gross sales price of $26.14 per unit and received net proceeds, after sales commissions, of $7.9 million. As of March 31, 2018, the Partnership had sold 154,500 common units at an average gross sales price of $18.22 per unit and received net proceeds, after sales commissions, of $2.8 million. The Partnership has paid an aggregate of $0.2 million in sales commissions to the Agent in connection with such sales as of March 31, 2018.

On February 13, 2018, the Partnership drew $5.4 million on the revolving credit facility.

On February 14, 2018, the Partnership paid a cash distribution of $14.4 million, or $0.43 per common and subordinated unit, with respect to the fourth quarter of 2017.

On February 15, 2018, the Partnership paid a cash distribution of $3.7 million, or $0.78993 per Series A preferred unit, for the period commencing on October 5, 2017 to February 14, 2018.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

COMBINED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(in thousands of U.S. dollars)

	Notes	Unaudited 2017	2016	2015
REVENUES
Time charter revenues	3,13	$60,630	86,544	$85,396
Total revenues		60,630	86,544	85,396
OPERATING EXPENSES
Vessel operating expenses	10	(15,504)	(15,817)	(17,166)
Administrative expenses	10	(1,752)	(2,396)	(1,820)
Depreciation and amortization	5	(20,244)	(19,666)	(19,070)
Total operating expenses		(37,500)	(37,879)	(38,056)
Operating income		23,130	48,665	47,340
FINANCIAL INCOME (EXPENSES), NET
Interest income	4	151	3	—
Interest expense	4,10	(27,968)	(30,188)	(32,226)
Gain (loss) on derivative instruments	4,12	14,388	14,183	18,492
Other financial items, net	4	(37)	(35)	24
Total financial income (expense), net		(13,466)	(16,037)	(13,710)
Income before tax		9,664	32,628	33,630
Income tax expense		—	—	—
Net income (loss)		$9,664	32,628	$33,630

The accompanying notes are an integral part of the combined financial statements.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(in thousands of U.S. dollars)

	Unaudited 2017	2016	2015
Net income (loss)	$9,664	32,628	$33,630
Other comprehensive income	—	—	—
Comprehensive income (loss)	$9,664	32,628	$33,630

The accompanying notes are an integral part of the combined financial statements.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

COMBINED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2016

(in thousands of U.S. dollars)

	Notes	Unaudited 2017	2016
ASSETS
Current assets
Cash and cash equivalents	11	$8,100	$9,506
Restricted cash	9,11	8,520	8,458
Trade receivables		95	1,348
Prepaid expenses	10	1,917	3,144
Total current assets		18,632	22,456

Long-term assets
Restricted cash	9,11	25,208	25,107
Vessels, net of accumulated depreciation	5,10,13	547,993	567,187
Total long-term assets		573,201	592,294
Total assets		$591,833	$614,750

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	9,11	$25,003	$23,503
Trade payables		101	86
Amounts due to owners and affiliates	6	314	13,654
Derivative instruments	11,12	10,649	13,588
Prepaid and deferred revenue	7	6,212	11,309
Accrued liabilities	8,10	31,412	8,750
Total current liabilities		73,691	70,890

Long-term liabilities
Long-term debt	2b,9,11	429,307	453,957
Loans due to owners	6,11	6,526	1,887
Derivative instruments	11,12	68,085	79,533
Prepaid and deferred revenue	7	39,006	42,929
Total long-term liabilities		542,924	578,306
Total liabilities		616,615	649,196

EQUITY
Paid in capital		100	100
Retained deficit		(24,882)	(34,546)
Total equity		(24,782)	(34,446)
Total liabilities and equity		$591,833	$614,750

The accompanying notes are an integral part of the combined financial statements.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

COMBINED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

(in thousands of U.S. dollars)

			Accumulated
			Other
	Paid in	Retained	Comprehensive	Total
	Capital	Deficit	Income	Equity
Balance as of December 31, 2014	$100	(100,804)	—	$(100,704)
Net income	—	33,630	—	33,630
Other comprehensive income	—	—	—	—
Balance as of December 31, 2015	100	(67,174)	—	(67,074)
Net income	—	32,628	—	32,628
Other comprehensive income	—	—	—	—
Balance as of December 31, 2016	100	(34,546)	—	(34,446)
Net income (Unaudited)	—	9,664	—	9,664
Other comprehensive income (Unaudited)	—	—	—	—
Balance as of December 31, 2017 (Unaudited)	$100	(24,882)	—	$(24,782)

The accompanying notes are an integral part of the combined financial statements.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 and 2015

(in thousands of U.S. dollars)

	Unaudited
	2017	2016	2015
OPERATING ACTIVITIES
Net income (loss)	$9,664	32,628	$33,630
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	20,244	19,666	19,070
Unrealized gain (loss) on derivative instrument	(14,388)	(14,183)	(18,492)
Accrued interest expense on loans to owners	(7,910)	(1,486)	1,669
Amortization of deferred revenue	(4,647)	(4,156)	(2,686)
Amortization of deferred debt issuance cost	353	358	364
Expenditure for drydocking	—	(270)	(3,328)
Change in deferred revenue and prepaid time charter	(5,495)	6,835	26,147
Changes in working capital:
Trade receivables	1,253	(1,348)	154
Prepaid expenses	2,006	540	952
Amounts due to owners and affiliates	(790)	569	(651)
Trade payables	15	22	24
Accrued liabilities	22,594	1,433	291
Net cash provided by operating activities	22,899	40,608	57,144

INVESTING ACTIVITIES
Expenditure for vessel modification and equipment	(639)	(1,129)	(22,862)
Net cash used in investing activities	(639)	(1,129)	(22,862)

FINANCING ACTIVITIES
Repayment of long-term debt	(23,503)	(22,093)	(20,768)
Repayment of principal of loans due to owners	—	(12,060)	(11,592)
(Increase) decrease in restricted cash	(163)	(17)	(40)
Net cash provided by (used in) financing activities	(23,666)	(34,170)	(32,400)

Increase (decrease) in cash and cash equivalents	(1,406)	5,309	1,882
Cash and cash equivalents, beginning of year	9,506	4,197	2,315
Cash and cash equivalents, end of year	$8,100	9,506	$4,197

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

The Neptune and the GDF Suez Cape Ann operate under long-term time charters with GDF Suez Global LNG Supply S.A. (“GDF Suez”), a subsidiary of ENGIE, with expiration dates in 2029 and 2030, respectively, and, in each case, with an option to extend for up to two additional periods of five years each. In the years ended December 31, 2017, 2016 and 2015, 100% of the joint ventures’ total revenues were derived from GDF Suez. On November 8, 2017, ENGIE announced that it had entered into an agreement to sell its upstream LNG assets to Total S.A.

Höegh LNG Fleet Management AS, a subsidiary of Höegh LNG, provided commercial and technical operations of the FSRUs for the years ended December 31, 2017, 2016 and 2015.

The following table lists the entities combined in these combined financial statements and their purpose as of December 31, 2017.

Name	Jurisdiction of Incorporation	Purpose
SRV Joint Gas Ltd.	Cayman Islands	Owns Neptune
SRV Joint Gas Two Ltd.	Cayman Islands	Owns GDF Suez Cape Ann

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

Time charter revenues consist of charter hire payments under time charters, fees for providing time charter services, fees for reimbursement for actual vessel operating expenses and drydocking costs borne by the charterer on a pass through basis; as well as fees for the reimbursement of certain vessel modifications or other costs borne by the charterer. Provisions for performance standard claims under time charter contracts are recorded as a reduction to time charter revenues.

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

Insurance claims and loss contingencies

Insurance claims for property damage are recorded, net of any deductible amounts, for recoveries up to the amount of loss recognized when the claims submitted to insurance carriers are probable of recovery. Claims for property damage in excess of the loss recognized and for loss off hire are considered gain contingencies, which are recognized when the proceeds are received.

Accruals are recorded for loss contingencies or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. Significant judgment is required to determine the probability and the estimated amount of loss. Such assessments involve complex judgments about future events and estimates and assumptions that are deemed reasonable by management. Accruals are reviewed quarterly and adjusted to reflect the impact of additional information such as the impact of negotiations, advice of legal counsel or settlements.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Income taxes

The joint ventures are not liable for income taxes to the Cayman Islands and therefore would only incur income tax liabilities to the extent assessed by countries in which they operate. As of December 31, 2017, 2016 and 2015, the joint ventures believe that they incurred no income tax expenses or liabilities.

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

Trade receivables and allowance for doubtful accounts

Trade receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is management’s best estimate of the amount of probable credit losses in existing accounts receivable based on historical write-off experience and customer economic data. Account balances are charged off against the allowance when management believes that the receivable will not be recovered. The allowance for doubtful accounts was $0 for the years ended December 31, 2017 and 2016.

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

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Derivative instruments

Derivatives are entered into to reduce market risks associated with its operations. The joint ventures have interest rate swaps for the management of interest rate risk exposure. The interest rate swaps have the effect of converting a portion of the outstanding debt from a floating to a fixed rate over the life of the transactions. As of December 31, 2017 and 2016, the interest rate swaps were not designated as hedges for accounting purposes.

All derivative instruments are initially recorded at fair value as either current or long-term assets or liabilities as derivative instruments in the combined balance sheet and are subsequently remeasured to fair value. The changes in the fair value of the derivative instruments are recognized in earnings under financial income (expenses), net as gain (loss) on derivative instruments.

Interest on shareholder loans

Interest on the shareholder loans is recorded to interest expense in the combined statements of income as incurred. The quarterly payments included a payment of interest for the first month of the quarter and repayment of principal. Interest was accrued for the last two months of the quarter for repayment after the full principal was repaid at the end of the loans. The joint ventures repaid the original principal of all shareholder loans during 2016 and all of the payments for the year ended December 31, 2017 represent payments of interest. Payments of interest, including accrued interest repaid at the end of the loans, are treated as a component of net cash provided by operating activities in the combined statements cash flow. Payments of principal were included as a component of net cash used in financing activities in the combined statements cash flow.

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

Use of estimates

The preparation of financial statements in accordance with US GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates subject to such estimates and assumptions include loss contingencies, the useful lives of vessels, drydocking and the valuation of derivatives.

Recently adopted accounting pronouncements

There are no recent accounting pronouncements, whose adoption had a material impact on the combined financial statements in the year ended December 31, 2017.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard, Revenue from Contracts with Customers, as subsequently updated by the FASB. Under the new standard, an entity must identify performance obligations and the transaction price in a contract, and allocate the transaction price to specific performance obligations to recognized revenue when the obligations are completed. Revenue for most contracts with customers will be recognized when promised goods or services are transferred to customers in an amount that reflects consideration that the entity expects to be entitled, subject to certain limitations. Under the new standard, additional qualitative and quantitative disclosures are required. The scope of this guidance does not apply to leases, financial instruments, guarantees and certain non-monetary transactions. However, the scope of the guidance does apply to the allocation of the transaction price to lease elements and non-lease elements. The standard is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The joint ventures do not expect material effects on the timing or amounts of revenue recognized under the guidance of this standard; however additional qualitative and quantitative disclosures are required. The joint ventures will implement the standard on January 1, 2018 and will apply the modified retrospective approach with the cumulative effect of initially applying the standard, if any, as an adjustment to the opening balance of equity.

In February 2016, the FASB issued revised guidance for leasing, Leases. The objective is to establish the principles that lessors and lessees shall apply to report useful information to users of financial statements about the amount, timing and uncertainty of cash flows arising from a lease. The joint ventures are lessors for the time charters for its FSRUs. Accounting by a lessor is largely unchanged from the previous standard. The joint ventures do not have any material leased assets. A lessee will be required to recognize in its balance sheet a lease liability to make lease payments and a right-of-use asset. The standard provides for practical expedients in implementing the standard under the modified retrospective approach. The practical expedients will, in effect, allow an entity to continue to account for leases that commence before the effective date in accordance with the previous standard, unless the lease is modified, except that lessees are required to recognize a right-of-use asset and a lease liability for all operating leases. The standard is effective for annual periods beginning after December 15, 2018, and including interim periods within those annual periods. Early adoption is permitted. The joint ventures expect to apply the modified retrospective approach and do not expect material effects on the accounting for leases applied in the combined financial statements.

In August 2016, the FASB issued revised guidance for Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. The guidance clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The joint ventures will implement the guidance as of January 1, 2018 and do not expect a material impact on the combined statement of cash flows.

In November 2016, the FASB issued revised guidance for Statement of Cash Flows: Restricted Cash. The amendments require that the statement of cash flows explain the change during the period in the total cash, cash equivalents and amounts generally described as restricted cash when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2017, including interim periods within those annual periods. The joint ventures will implement the revised guidance as of January 1, 2018 using a retrospective transition method to all periods presented. The adoption will change how restricted cash is reported in the combined statement of cash flows.

In August 2017, the FASB issued revised guidance for Derivatives and Hedging, Targeted Improvements to Accounting for Hedging Activities. The guidance eliminates the requirement to separately measure and report hedge ineffectiveness. The entire change in fair value of the cash flow hedge included in the assessment of hedge effectiveness is included in other comprehensive income with the result that the hedge ineffectiveness is no longer recognized in earnings. Those amounts are reclassified to earnings in the same income statement line as the hedged item when the hedged item affects earnings. The guidance also eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness. The guidance is effective for public entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted in any interim period of fiscal year before the effective date. The joint ventures are currently assessing the impact the adoption of this guidance will have on the combined financial statements.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

3. Time charter revenues

As at December 31, 2017, the minimum contractual future revenues to be received under the time charters as of December 31, 2017, during the next five years and thereafter are as follows:

(in thousands of U.S. dollars)	Unaudited Total
2018	$65,375
2019	65,375
2020	65,375
2021	65,375
2022	65,375
Thereafter	468,340
Total	$795,215

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

4. Financial income (expense)

	Years ended
	December 31,
(in thousands of U.S. dollars)	Unaudited 2017	2016	2015
Interest income	$151	3	$—
Interest expense:
Interest expense	(27,615)	(29,830)	(31,862)
Amortization of deferred debt issuance cost	(353)	(358)	(364)
Total interest expense	(27,968)	(30,188)	32,226)
Unrealized gain (loss) on derivative instruments	14,388	14,183	18,492
Other financial items, net	(37)	(35)	24
Total financial income (expense), net	$(13,466)	(16,037)	$(13,710)

Interest expense for the years ended December 31, 2017, 2016 and 2015 included interest expense of $739, $1,655 and $2,597, respectively, on the subordinated shareholder loans from the Partnership and other joint venture owners (note 10). The unrealized gain (loss) on derivative instruments related to the mark-to-market adjustment on the interest rate swaps (note 12).

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

5. Vessels, net of accumulated depreciation

		Dry-
(in thousands of U.S. dollars)	Vessel	docking	Total
Historical cost December 31, 2015	$683,035	11,771	$694,806
Additions	1,566	270	1,836
Historical cost December 31, 2016	684,601	12,041	696,642
Accumulated depreciation December 31, 2015	(102,169)	(7,620)	(109,789)
Depreciation for the year	(18,526)	(1,140)	(19,666)
Accumulated depreciation December 31, 2016	(120,695)	(8,760)	(129,455)
Vessel, net December 31, 2016	$563,906	3,281	$567,187

Historical cost December 31, 2016	$684,601	12,041	$696,642
Additions (Unaudited)	1,050	—	1,050
Historical cost December 31, 2017 (Unaudited)	685,651	12,041	697,692
Accumulated depreciation December 31, 2016	(120,695)	(8,760)	(129,455)
Depreciation for the year (Unaudited)	(19,222)	(1,022)	(20,244)
Accumulated depreciation December 31, 2017 (Unaudited)	(139,917)	(9,782)	(149,699)
Vessel, net December 31, 2017 (Unaudited)	$545,734	2,259	$547,993

6. Amounts and loans due to owners and affiliates

Amounts due to owners and affiliates include trade liabilities and the current portion of the long-term loans due to owners. Trade liabilities due to owners and affiliates principally relate to short term funding of operations by affiliates and do not bear interest.

	As of
	December 31,
(in thousands of U.S. dollars)	Unaudited 2017	2016
Trade liabilities due to owners and affiliates	$314	$1,104
Current portion of long-term loans due to owners	—	12,550
Amounts due to owners and affiliates	$314	$13,654

The current portion of long-term loans, included in the table above, and long-term loans due to owners and affiliates are as follows:

	As of
	December 31,
(in thousands of U.S. dollars)	Unaudited 2017	2016
Current portion of long-term loans due to owners	$—	$12,550
Long-term loans due to owners	6,526	1,887
Total shareholder loans	$6,526	$14,437

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

The shareholder loans financed part of the construction of the vessels and operating expenses until the delivery and commencement of the operations of the Neptune and the GDF Suez Cape Ann. In 2011, the joint ventures began repaying principal and a portion of the interest expense based on available cash after servicing of the external debt. The quarterly payments have included a payment of interest for the first month of the quarter and a repayment of principal. Interest was accrued for the last two months of the quarter for repayment at the end of the loans after the original principal was fully repaid. The joint ventures repaid the original principal of all shareholder loans during 2016 and all of the payments for the year ended December 31, 2017 represent payments of interest, including accrued interest to be repaid at the end of the loans. The shareholder loans are subordinated to long-term bank debt and the repayment plan is subject to quarterly discretionary revisions based on available cash after servicing of the long-term bank debt.

As of September 30, 2017, the joint ventures suspended payments on the shareholder loans pending the outcome of the boil-off claim. Accordingly, the outstanding balance on the shareholder loans was classified as long-term as of December 31, 2017. Refer to note 13 under “Claims and Contingencies.”

7. Prepaid and deferred revenue

	As of
	December 31,
(in thousands of U.S. dollars)	Unaudited 2017	2016
Current deferred revenue	$6,212	$11,309
Long-term deferred revenue	39,006	42,929
Total prepaid and deferred revenue	$45,218	$54,238

8. Accrued liabilities

	As of
	December 31,
(in thousands of U.S. dollars)	Unaudited 2017	2016
Accrued external interest expense	$4,393	$4,605
Accrual historical boil-off claim (note 13)	23,700	—
Other accruals	3,319	4,145
Accrued liabilities	$31,412	$8,750

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

9. Debt

	As of
	December 31,
(in thousands of U.S. dollars)	Unaudited 2017	2016
$300 million Neptune facility	$224,236	$236,054
$300 million Cape Ann facility	231,536	243,222
Outstanding principal	455,772	479,276
Unamortized debt issuance cost	(1,462)	(1,816)
Total debt	454,310	477,460
Less: Current portion of long-term debt	(25,003)	(23,503)
Long-term debt	$429,307	$453,957

Neptune facility

In December 2007, the joint venture owning the Neptune, as the borrower, entered into a $300 million secured facility with a syndicate of banks as long term financing of the construction of the Neptune (the “Neptune facility”). The facility is secured with a first priority mortgage of the Neptune, an assignment of its rights under the time charter and a pledge of the borrower’s cash accounts. The Partnership and the other owners of the borrower have provided a negative pledge of shares in the borrower as security for the facility. In addition, Höegh LNG Holdings Ltd. and MOL guarantee funding of drydocking costs and remarketing efforts in the event of an early termination of the charter.

The Neptune facility is repayable in quarterly installments over twelve years with a final balloon payment of $165 million due in April 2022. The Neptune facility bears interest at a rate equal to three month LIBOR plus a margin of 0.5%. The syndicate of banks also provides interest rate swaps to the borrower (see note 12), which are not reflected in the LIBOR rate for the facility.

There were no financial covenants in the Neptune facility as of December 31, 2017 and 2016, but certain other covenants and restrictions apply. The borrower is required to maintain insurance coverage for damage to the FSRU equivalent to 120% of the aggregate outstanding loan balance and loss of hire insurance. The borrower must maintain cash accounts with the syndicate of banks for its operating account, restricted cash for debt service for the next six months including interest payment on the facility and associated interest rate swap agreements and certain distribution accounts. Cash in the operating account from charter hire will be applied for the following purposes in the following order; first, to pay operating costs, insurance, taxes and technical management fees; second, to transfer to the debt service retention account on each debt service retention date all or part of the debt service retention amount for such debt service retention date; third, to transfer funds to the restricted cash account for debt service until reserve requirements are met; finally, to transfer funds to certain distribution accounts. Certain conditions apply to making disbursements or paying dividends from the distribution accounts, including meeting a 1.20 historical and projected debt service coverage ratio, no event of default then continuing and debt service reserve, retention accounts are fully funded, or the written consent of the lenders. The facility agreement limits the borrower’s ability to incur additional debt, enter into certain material transactions and make guarantees.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Cape Ann facility

In December 2007, the joint venture owning the GDF Suez Cape Ann, as the borrower, entered into a $300 million secured facility with a syndicate of banks as long term financing of the construction of the GDF Suez Cape Ann (the “Cape Ann facility”). The facility is secured with a first priority mortgage of the GDF Suez Cape Ann, an assignment of its rights under the time charter and a pledge of the borrower’s cash accounts. The Partnership and the other owners of the borrower have provided a negative pledge of shares in the borrower as security for the facility. In addition, Höegh LNG Holdings Ltd. and MOL guarantee funding of drydocking costs and remarketing efforts in the event of an early termination of the charter.

The Cape Ann facility is repayable in quarterly instalments over twelve years with a final balloon payment of $165 million due in October 2022. The Cape Ann facility bears interest at a rate equal to three month LIBOR plus a margin of 0.5%. The syndicate of banks also provides interest rate swaps to the borrower (see note 12), which are not reflected in the LIBOR rate for the facility.

There are no financial covenants in the Cape Ann facility as of December 31, 2017 and 2016, but certain other covenants and restrictions apply. The borrower is required to maintain insurance coverage for damage to the FSRU equivalent to 120% of the aggregate outstanding loan balance and loss of hire insurance. The borrower must maintain cash accounts with the syndicate of banks for its operating account, restricted cash for debt service for the next six months including interest payment on the facility and associated interest rate swap agreements and certain distribution accounts. Cash in the operating account from charter hire will be applied for the following purposes in the following order; first, to pay operating costs, insurance, taxes and technical management fees; second, to transfer to the debt service retention account on each debt service retention date all or part of the debt service retention amount for such debt service retention date; third, to transfer funds to the restricted cash account for debt service until reserve requirements are met; finally, to transfer funds to certain distribution accounts. Certain conditions apply to making disbursements or paying dividends from the distribution accounts, including meeting a 1.20 historical and projected debt service coverage ratio, no event of default then continuing and debt service reserve, retention accounts are fully funded, or the written consent of the lenders. The facility agreement limits the borrower’s ability to incur additional debt, enter into certain material transactions and make guarantees.

The debt is denominated in U.S. dollars and bears interest at floating rates at a weighted average interest rate for the years ended December 31, 2017, 2016 and 2015 of 1.7%, 1.2% and 0.8% respectively.

The outstanding debt as of December 31, 2017 is repayable as follows:

(in thousands of U.S. dollars)	Unaudited Total
2018	$25,003
2019	26,599
2020	28,297
2021	30,103
2022	345,770
Total	$455,772

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

10. Related party transactions

The joint ventures are single purpose joint ventures owning and operating the FSRUs. See note 6 for amounts and loans due to owners and affiliates. The joint ventures do not have any employees. As described in note 1, a subsidiary of Höegh LNG has charged the joint ventures for the years ended December 31, 2017, 2016 and 2015 for the provision of technical and commercial management of the FSRUs. Amounts included in the combined statements of income for the years ended December 31, 2017, 2016 and 2015 or capitalized in the combined balance sheets as of December 31, 2017 and 2016 are as follows:

	Year ended
	December 31,
Statement of income: (in thousands of U.S. dollars)	Unaudited 2017	2016	2015
Vessel operating expenses:
Technical management fees for FSRUs (1)	$1,428	1,402	$1,350
Other vessel operating expenses (2)	14,076	14,415	15,816
Administrative expenses:
Commercial management fees for FRSUs (1)	622	544	630
Other fees (3)	437	862	740
Other administration expenses (4)	—	812	179
Financial income (expense):
Interest expense from shareholder loans (5)	739	1,655	2,597
Total	$17,302	19,690	$21,312

	As of
	December 31,
Balance sheet (in thousands of U.S. dollars)	Unaudited 2017	2016
Vessels
Supervision cost for vessel improvements (6)	$12	$184
Total long-term assets	$12	$184

1)	Technical and commercial management fees for FSRUs: Höegh LNG Fleet Management AS, a subsidiary of Höegh LNG, provided commercial and technical operations of the FSRUs as well as bookkeeping and administrative support for which it was paid a fixed annual fee as agreed with the charterer and other owners, respectively.
2)	Other vessel operating expenses: Höegh LNG Fleet Management AS invoices the joint ventures for the actual costs incurred for vessel operating expenses such as crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.
3)	Other fees: Höegh LNG charges an annual fee to the joint ventures in accordance with agreements with the joint venture owners.
4)	Other administration expenses: Höegh LNG charges certain administration expenses to the joint ventures, including manning for the services, accommodation and travel costs, for project related work.
5)	Interest expense from shareholder loans: The Partnership and the other owners have provided subordinated financing to the joint ventures as shareholder loans. Interest expense is accrued monthly for the shareholder loans and recorded to interest expense. Under terms of the shareholders’ loan agreement, the principal and interest is repaid based upon available cash after servicing long-term bank debt (note 9) and, accordingly, only a portion of the accrued interest expense has been paid for the years ended December 31, 2017, 2016 and 2015. In the combined statements of cash flows, the interest expense paid for the period is included in net cash flows provided from operating activities.
6)	Supervision cost for vessel improvements: Höegh LNG Fleet Management AS manages the process for vessel improvements and modifications including site supervision at the shipyard. Costs include manning for the services and direct accommodation and travel cost. Manning costs are based upon actual hours incurred. Such costs, excluding overhead charges, are capitalized as part of the cost of the modification of the vessel.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Prepaid expenses and accrued liabilities to related parties

	As of
	December 31,
(in thousands of U.S. dollars)	Unaudited 2017	2016
Accrued liabilities/prepaid expenses
Accrued vessel operating expenses	$(1,152)	$(380)
Prepaid vessel operating expenses	656	—
Total fleet management payables/receivables	$(496)	$(380)

The balances as of December 31, 2017 and 2016, relate to accruals or prepayments for Höegh LNG Fleet Management AS services.

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

Derivative instruments – The fair values of the interest rates swaps are estimated based on the present value of cash flows over the term of the instrument based on the relevant LIBOR interest rate curves, adjusted for the joint ventures’ credit worthiness and the credit worthiness of the counterparty to the derivative, as appropriate.

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

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

		As of
		December 31, 2017 (Unaudited)		As of December 31, 2016
		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
		Asset	Asset	Asset	Asset
(in thousands of U.S. dollars)	Level	(Liability)	(Liability)	(Liability)	(Liability)
Recurring
Cash and cash equivalents	1	$8,100	8,100	9,506	$9,506
Restricted cash	1	33,728	33,728	33,565	33,565
Interest rate swaps	2	(78,734)	(78,734)	(93,121)	(93,121)
Other
Loans due to owners	2	(6,526)	(7,192)	(14,437)	(14,710)
Total debt	2	$(454,310)	(427,991)	(477,460)	$(445,584)

12. Risk management and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy. As of December 31, 2017 and 2016, there are no derivative instruments designated as hedges for accounting purposes.

Foreign Exchange Risk

All revenues, financing, interest expenses from financing and most expenditures for vessel improvements or modifications are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. As of December 31, 2017 and 2016, no derivative instruments have been used to manage foreign exchange risk.

Interest Rate Risk

Interest rate swaps can be utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on its outstanding floating-rate debt. As at December 31, 2017 and 2016, there were interest rate swap agreements on the floating rate debt that are not designated as hedges for accounting purposes.

As of December 31, 2017, the following interest rate swap agreements were outstanding:

			Fair
			value
			carrying		Fixed
	Interest	Notional	amount		interest
	rate	amount	liability		rate
(in thousands of U.S. dollars)	index	(Unaudited)	(Unaudited)	Term	(1)
LIBOR-based debt
Interest rate swaps (2)	LIBOR	$22,147	$3,909	Oct 2029	5.345%
Interest rate swaps (2)	LIBOR	32,003	5,661	Oct 2029	5.353%
Interest rate swaps (2)	LIBOR	159,941	28,392	Oct 2029	5.363%
Interest rate swaps (2)	LIBOR	22,760	4,202	Apr 2030	5.385%
Interest rate swaps (2)	LIBOR	32,888	6,082	Apr 2030	5.389%
Interest rate swaps (2)	LIBOR	$164,366	$30,488	Apr 2030	5.399%
			78,734

(1)	Excludes the margins paid on the floating-rate loans of 0.5%
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

	Current	Long-term
	liabilities:	liabilities:
	derivative	derivative
	financial	financial
(in thousands of U.S. dollars)	instruments	instruments
As of December 31, 2017 (Unaudited)
Interest rate swaps	$10,649	$68,085
As of December 31, 2016
Interest rate swaps	$13,588	$79,533

Unrealized and realized gains (losses) of the interest rate swap are recognized in earnings and reported in gain (loss) on derivative instruments in the combined statements of income.

	Years ended
	December 31,
(in thousands of U.S. dollars)	Unaudited 2017	2016	2015
Realized gains (losses)	$—	—	$—
Unrealized gains (losses)	14,388	14,183	18,492
Total	$14,388	14,183	$18,492

Credit risk and concentrations of risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables and interest rate swap agreements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counter parties. There is a single charterer for both vessels so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the charterer's financial condition. In addition, time charters generally require the payment of the time charter rates on the first banking day of the month of hire which limits the risk of non-performance. Accordingly, no collateral or other security is required. No losses were incurred relating to the charterer for the years ended December 31, 2017, 2016 and 2015. While the maximum exposure to loss due to credit risk is the book value at the balance sheet date, should the time charter terminate prematurely, there could be delays in obtaining a new time charter and the rates could be lower depending upon the prevailing market conditions.

13. Commitments and contingencies

Assets Pledged

The following table summarizes the assets pledged for debt facilities as of December 31, 2017 and 2016:

	Year ended
	December 31,
(in thousands of U.S. dollars)	Unaudited 2017	2016
Book value of vessel secured against long-term loans	$547,993	$567,187

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Claims and Contingencies

Under the Neptune and the GDF Suez Cape Ann time charters, the joint ventures undertake to ensure that the vessel meets specified performance standards at all times during the term of the time charters. The performance standards include the vessel not exceeding a maximum average daily boil-off of LNG, subject to certain contractual exclusions, as specified in the time charter. Pursuant to the charters, the hire rate is subject to deduction by the charterer by, among other things, sums due in respect of the joint ventures’ failure to satisfy the specified performance standards during the period. The charterer requested that the joint ventures calculate and present the boil-off since the beginning of the charters, compared with maximum average daily boil-off allowed under the time charter. The charters for the Neptune and GDF Suez Cape Ann started in 2009 and 2010, respectively. On September 8, 2017, the charterer notified the joint ventures that it was formally making a claim for compensation in accordance with the provisions of the charters for a stated quantity of LNG exceeding the maximum average daily boil-off since the beginning for the charters. The claim asserted a gross amount of compensation of $58 million for the excess boil-off volume but the claim recognized that the calculations for the amount required adjustment for allowable exclusions under the charters. The charterer and the joint ventures have begun a process to refer the claim to arbitration. The charterer's revised claim as submitted in the arbitration request was a gross amount of $52 million, covering a shorter time period for the first performance period as defined in the time charters, and interest and expenses.

Depending on interpretations of the contractual provisions including exclusions to the performance standards and based upon currently available information, it is estimated that the excess boil-off claim could range from zero or negligible amounts to approximately $58 million. The charterer could potentially seek other concessions. Accruals are recorded for loss contingencies or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. As of September 30, 2017, the joint ventures determined the liability associated with the boil-off claim was probable and could be reasonably estimated resulting in a total accrual of $23.7 million which was recorded as a reduction of time charter revenues in the third quarter of 2017. As of December 31, 2017, the accrual was unchanged. Refer to notes 6 and 8. The claim may ultimately be settled through negotiation or arbitration. The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments. Höegh LNG and the other major owner guarantee the performance and payment obligations of the joint ventures under the time charters. The guarantees are joint and several for the performance obligations and several for the payment obligations. Depending on the amount and timing of the potential settlement and whether such settlement is funded by the performance guarantees by Höegh LNG and the other major owner or by the joint ventures, a settlement of the claim for boil-off with the charterer could have a material adverse effect on the joint ventures’ financial condition and results of operations. As a precaution, the joint ventures have suspended payments on their shareholder loans pending the outcome of the boil-off claim. Refer to note 6.

14. Supplemental cash flow information

	Year ended
	December 31,
(in thousands of U.S. dollars)	Unaudited 2017	2016
Supplemental cash flow information:
Interest paid	$35,737	$31,589

15. Subsequent events

Management evaluated subsequent events through April 6, 2018.

