Form 20-F
period 2018-12-31
Hoegh LNG Partners LP
filed 2019-04-10
CIK 1603016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Steffen Føreid

Wessex House, 5th Floor

45 Reid Street

Hamilton, HM 12 Bermuda

Telephone: +479-755-7406

Facsimile: +479-755-7401

steffen.foreid@hoeghlng.com

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

20,046,139 common units representing limited partner interests

13,156,060 subordinated units representing limited partner interests

6,129,070 Series A cumulative redeemable preferred units representing limited partner interests

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐  Yes  ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒  Yes  ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  ☒  Yes  ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, non-accelerated filer or an emerging growth company. See definition of “large accelerated filer”, “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

PRESENTATION OF INFORMATION IN THIS REPORT

This annual report on Form 20-F for the year ended December 31, 2018 (this “Annual Report”) should be read in conjunction with the consolidated financial statements and accompanying notes included in this Annual Report. Unless we otherwise specify, references in this Annual Report to “Höegh LNG Partners,” “we,” “our,” “us” and “the Partnership” refer to Höegh LNG Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates. References in this Annual Report to “our general partner” refer to Höegh LNG GP LLC, the general partner of Höegh LNG Partners. References in this Annual Report to “our operating company” refer to Höegh LNG Partners Operating LLC, a wholly owned subsidiary of the Partnership. References in this Annual Report to “Höegh UK” refer to Hoegh LNG Services Ltd, a wholly owned subsidiary of our operating company. References in this Annual Report to “Höegh Lampung” refer to Hoegh LNG Lampung Pte Ltd., a wholly owned subsidiary of our operating company. References in this Annual Report to “Höegh FSRU III” refer to Höegh LNG FSRU III Ltd., a wholly owned subsidiary of our operating company. References in this Annual Report to “PT Höegh” refer to PT Hoegh LNG Lampung, the owner of the PGN FSRU Lampung. References in this Annual Report to “Höegh Cyprus” refer to Hoegh LNG Cyprus Limited including its wholly owned branch, Hoegh LNG Cyprus Limited Egypt Branch (“Egypt Branch”), a wholly owned subsidiary of Höegh FSRU III and the owner of the Höegh Gallant. References in this Annual Report to “Höegh Colombia Holding” refer to Höegh LNG Colombia Holding Ltd., a wholly owned subsidiary of our operating company. References in this Annual Report to “Höegh FSRU IV” refer to Höegh LNG FSRU IV Ltd., a wholly owned subsidiary of Höegh Colombia Holding and the owner of the Höegh Grace. References in this Annual Report to “Höegh Colombia” refer to Höegh LNG Colombia S.A.S., a wholly owned subsidiary of Höegh Colombia Holding. References in this Annual Report to our or the “joint ventures” refer to SRV Joint Gas Ltd. and/or SRV Joint Gas Two Ltd., the joint ventures that own two of the vessels in our fleet, the Neptune and the Cape Ann, respectively. References in this Annual Report to “Global LNG Supply” refer to Global LNG Supply SA, a subsidiary of Total S.A. (“Total”). References in this Annual Report to “PGN LNG” refer to PT PGN LNG Indonesia, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”). References in this Annual Report to “SPEC” refer to Sociedad Portuaria El Cayao S.A. E.S.P.

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements concerning future events and our operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “future,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	market conditions and trends for floating storage and regasification units (“FSRUs”) and liquefied natural gas (“LNG”) carriers, including hire rates, vessel valuations, technological advancements, market preferences and factors affecting supply and demand of LNG, LNG carriers, and FSRUs;

•	our distribution policy and ability to make cash distributions on our units or any increases in the quarterly distributions on our common units;

•	restrictions in our debt agreements and pursuant to local laws on our joint ventures' and our subsidiaries' ability to make distributions;

•	our ability to settle or resolve the boil-off claim for the joint ventures, including the estimated amount thereof;

•	the ability of Höegh LNG to satisfy its indemnification obligations to the Partnership, including in relation to the boil-off claim;

•	the entry by us into any amendment to the lease and maintenance agreement ("LMA") for the Höegh Gallant;

•	our ability to compete successfully for future chartering opportunities;

•	demand in the FSRU sector or the LNG shipping sector; including demand for our vessels;

•	our ability to purchase additional vessels from Höegh LNG in the future;

•	our ability to integrate and realize the anticipated benefits from acquisitions;

•	our anticipated growth strategies; including the acquisition of vessels;

•	our anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;

•	effects of volatility in global prices for crude oil and natural gas;

•	the effect of the worldwide economic environment;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in our operating expenses, including drydocking, on-water class surveys, insurance costs and bunker costs;

•	our ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the financial condition liquidity and creditworthiness of our existing or future customers and their ability to satisfy their obligations under our contracts;

•	our ability to replace existing borrowings, make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by our customers;

•	our ability to perform under our contracts and maintain long-term relationships with our customers;

•	our ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate charters and the hire rate thereof;

•	the operating performance of our vessels and any related claims by Total S.A. or other customers;

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	timely acceptance of our vessels by their charterers;

•	termination dates and extensions of charters;

•	the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	economic substance laws and regulations adopted or considered by various jurisdictions of formation or incorporation of us and certain of our subsidiaries;

•	availability and cost of skilled labor, vessel crews and management;

•	the ability of Höegh LNG to meet its financial obligations to us, including its indemnity, guarantee and option obligations;

•	the number of offhire days and drydocking requirements, including our ability to complete scheduled drydocking on time and within budget;

•	our incremental general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under our ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of the Partnership, its subsidiaries and affiliates and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	our ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	risks inherent in the operation of our vessels including potential disruptions due to accidents, political events, piracy or acts by terrorists;

•	future sales of our common units and Series A preferred units in the public market;

•	our business strategy and other plans and objectives for future operations; and

•	our ability to maintain effective internal control over financial reporting and effective disclosure controls and procedures.

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

The following table presents, in each case for the years and as of the dates indicated, our selected consolidated financial and operating data, which includes, for periods prior to the closing of our initial public offering (“IPO”) on August 12, 2014, selected combined carve-out financial and operating data of the Partnership and its subsidiaries that had interests in the PGN FSRU Lampung and the joint ventures that own the Neptune and the Cape Ann. The transfer of these equity interests and related loans and promissory notes by Höegh LNG to the Partnership in connection with the IPO was recorded at Höegh LNG’s consolidated book values, as adjusted to US GAAP.

Pursuant to our partnership agreement, our general partner has irrevocably delegated to our board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. Four of the seven board members were elected by the common unitholders at our first annual meeting of unitholders. As a result, Höegh LNG, as the owner of our general partner, does not have the power to control our board of directors or the Partnership, and we are not considered to be under the control of Höegh LNG for accounting purposes. As a consequence, we have accounted for acquisitions that are business combinations from Höegh LNG under the purchase method of accounting. Such historical acquisitions are included in our consolidated financial statements from the date of the acquisition and there has been no retroactive restatement of our financial statements to reflect the historical results of the entity acquired.

On October 1, 2015, the Partnership closed the acquisition of 100% of the shares of Höegh FSRU III, the entity that indirectly owns the Höegh Gallant (the "Höegh Gallant entities"). The results of operations of the Höegh Gallant are included in our results from the acquisition date.

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

Two of the vessels in our fleet (the Neptune and the Cape Ann) are owned by our joint ventures, each of which is owned 50% by us. Under applicable accounting rules, we do not consolidate the financial results of these two joint ventures into our financial results. We account for our 50% equity interests in these two joint ventures as equity method investments in our consolidated financial statements. We derived cash flows from the operations of these two joint ventures from principal and interest payments on our shareholder loans to our joint ventures.

We have two segments, which are the “Majority held FSRUs” and the “Joint venture FSRUs.” As of December 31, 2018 and 2017, Majority held FSRUs included the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace. As of December 31, 2016 and 2015, Majority held FSRUs included the PGN FSRU Lampung and the Höegh Gallant. As of December 31, 2014, Majority held FSRUs included the PGN FSRU Lampung and construction contract revenue and expenses of the mooring related to PGN FSRU Lampung (“the Mooring”) under construction. The Mooring project was completed in the fourth quarter of 2014. As of December 31, 2018, 2017, 2016, 2015 and, Joint venture FSRUs included two 50%-owned FSRUs, the Neptune and the Cape Ann.

We measure our segment profit based on segment EBITDA. Segment EBITDA is reconciled to net income for each segment in the segment table below. The accounting policies applied to the segments are the same as those applied in the consolidated financial statements, except that i) Joint venture FSRUs are presented under the proportional consolidation method for the segment note in the consolidated financial statements and under equity accounting for the consolidated financial statements, ii) internal interest income and interest expense between the Partnership's subsidiaries that eliminate in consolidation are not included in the segment columns for the other financial income (expense), net line and iii) non-controlling interest in Segment EBITDA is subtracted in the segment note to reflect the Partnership’s interest in Segment EBITDA as the Partnership’s segment profit measure, Segment EBITDA. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment reporting. Management monitors the results of operations of our joint ventures under the proportional consolidation method and not the equity method. On January 1, 2017, the Partnership began consolidating its acquired 51% interest in the Höegh Grace entities. Since the Partnership obtained control of the Höegh Grace entities, it consolidates 100% of the revenues, expenses, assets and liabilities of the Höegh Grace entities and the interest not owned by the Partnership was reflected as non-controlling interest in net income and non-controlling interest in total equity. Management monitored the results of operations of the Höegh Grace entities based on the Partnership’s 51% interest in the Segment EBITDA of such entities and, therefore, subtracted the non-controlling interest in Segment EBITDA to present Segment EBITDA. The adjustment to non-controlling interest in Segment EBITDA is reversed to reconcile to operating income and net income in the segment presentation. On December 1, 2017, the Partnership acquired the remaining 49% ownership interest in the Höegh Grace entities and, as of that date, there is no longer a non-controlling interest in the Höegh Grace entities.

You should read the following selected financial and operating data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the combined financial statements of the two joint ventures that own the Neptune and the Cape Ann and the related notes thereto included elsewhere in this Annual Report.

Our financial position, results of operations and cash flows could differ from those that would have resulted if we operated autonomously or as an entity independent of Höegh LNG in the period prior to our IPO for which historical financial and operating data are presented below, and such data may not be indicative of our future operating results or financial performance.

	Year Ended December 31,
(in thousands of U.S. dollars, except per unit information and fleet data)	2018	2017	2016	2015	2014 (3)
Statement of Income Data:
Time charter revenues	$144,952	$143,531	$91,107	$57,465	$22,227
Construction contract revenues	—	—	—	—	51,868
Other revenue	1,609	—	—	—	474
Total revenues	146,561	143,531	91,107	57,465	74,569
Voyage expenses	—	—	—	—	(1,139)
Vessel operating expenses	(24,195)	(23,791)	(16,080)	(9,679)	(6,197)
Construction contract expenses	—	(151)	(315)	—	(38,570)
Administrative expenses	(8,916)	(9,910)	(9,718)	(8,733)	(12,566)
Depreciation and amortization	(21,146)	(21,054)	(10,552)	(2,653)	(1,317)
Total operating expenses	(54,257)	(54,906)	(36,665)	(21,065)	(59,789)
Equity in earnings of joint ventures	17,938	5,139	16,622	17,123	(5,330)
Operating income (loss)	110,242	93,764	71,064	53,523	9,450
Interest income	725	500	857	7,568	4,959
Interest expense	(26,814)	(30,085)	(25,178)	(17,770)	(9,665)
Gain (loss) on derivative instruments	4,681	2,463	1,839	949	(161)
Other items, net	(2,907)	(3,574)	(3,333)	(2,678)	(2,788)
Income (loss) before tax	85,927	63,068	45,249	41,592	1,795
Income tax expense	(8,305)	(3,878)	(3,872)	(313)	(481)
Net income (loss)	$77,622	$59,190	$41,377	$41,279	$1,314
Non-controlling interest in net income	—	10,408	—	—	—
Preferred unitholders' interest in net income	12,303	2,480	—	—	—
Limited partners' interest in net income (loss)	$65,319	$46,302	$41,377	$41,279	$1,314
Earnings per unit
Common unit public (Basic and diluted)	$1.93	$1.37	$1.58	$1.56	$0.50
Common unit Höegh LNG (Basic and diluted)	$2.03	$1.44	$1.52	$1.57	$0.50
Subordinated unit (Basic and diluted)	$2.03	$1.45	$1.52	$1.57	$0.50
Cash distributions declared per unit	$1.76	$1.72	$1.65	$1.43	$0.52
Balance Sheet Data (at end of period):
Assets:
Cash and cash equivalents	$26,326	$22,679	$18,915	$32,868	$30,477
Restricted cash	19,128	20,602	22,209	25,828	37,119
Demand note due from owner	—	—	—	—	143,241
Current portion of advances to joint ventures	—	—	6,275	7,130	6,665
Long term advances to joint ventures	3,536	3,263	943	6,861	12,287
Net investment in direct financing lease	283,073	286,626	290,111	293,303	295,363
Total assets	1,023,040	1,058,959	810,467	763,743	549,418
Liabilities and equity:
Accumulated losses of joint ventures	2,808	20,746	25,886	42,507	59,630
Amount, loans and promissory notes due to owners and affiliates	2,301	1,417	1,374	10,891	6,486
Long term debt	390,087	434,845	300,440	330,635	179,141
Revolving credit and seller’s credit due to owners and affiliates	39,292	51,832	43,005	47,000	—
Total Partners' capital (excluding other comprehensive income (loss))	525,774	477,407	370,526	257,039	244,553
Total liabilities and equity	$1,023,040	$1,058,959	$810,467	$763,743	$549,418
Cash Flow Data:
Net cash provided by (used in) operating activities(4)	$91,681	$79,947	$36,599	$32,778	$50,156
Net cash provided by (used in) investing(4) activities	3,067	(38,450)	(83,084)	15,455	(292,199)
Net cash provided by (used in) financing activities(4)	(92,478)	(39,340)	29,059	(56,234)	309,776
Fleet data
Number of vessels	5	5	4	4	3
Average age (in years)	5.9	4.9	4.8	3.8	3.5
Average charter length remaining excluding options (in years)	10.5	11.5	13.1	14.1	16.7
Average charter length remaining including options (in years)	17.5	18.5	19.4	20.4	24.9
Other Financial Data:
Segment EBITDA(1)	$145,687	$112,156	$99,159	$72,258	$48,931
Capital expenditures
Expenditures for vessels and equipment	$747	$21	$537	$955	$172,324
Selected Segment Data:
Joint venture FSRUs (proportionate consolidation)(2)
Segment Statement of Income Data:
Time charter revenues	$43,169	$42,165	$43,272	$42,698	$41,319
Segment EBITDA(1)	32,237	21,687	34,165	33,205	32,834
Operating income	$22,512	$11,872	$24,640	$23,978	$23,686
Segment Balance Sheet Data (at end of year):
Vessels, net of accumulated depreciation	$261,614	$265,642	$274,932	$283,539	$279,670
Total assets	$286,283	$287,562	$298,712	$303,390	$300,327
Segment Capital expenditures:
Expenditures for vessels and equipment	$5,795	$524	$783	$13,095	$2,358

(1)	Please read “—Non-GAAP Financial Measures” below.
(2)	Please read “Item 5. Operating and Financial Review and Prospects” below and note 5 of our consolidated financial statements for information on the basis of presentation for the Joint venture FSRUs segment.
(3)	Prior to the closing of our IPO on August 12, 2014, our selected financial data is based on our combined carve-out financial statements.
(4)	In November 2016, the Financial Accounting Standard Board ("FASB") issued revised guidance for Statement of Cash Flows: Restricted Cash. We implemented the revised guidance on January 1, 2018 using a retrospective transition method to all prior periods presented.

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

	Year ended December 31, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$68,168	17,938	(8,484)	77,622			$77,622 (3)
Interest income	(305)	(234)	(420)	(959)	234	(4)	(725)
Interest expense	23,875	13,270	2,939	40,084	(13,270)	(4)	26,814
Depreciation and amortization	21,146	9,725	—	30,871	(9,725)	(5)	21,146
Other financial items (2)	(1,870)	(8,462)	96	(10,236)	8,462	(6)	(1,774)
Income tax (benefit) expense	8,253	—	52	8,305			8,305
Equity in earnings of JVs:
Interest (income) expense, net	—	—	—	—	13,036	(4)	13,036
Equity in earnings of JVs:
Depreciation and amortization	—	—	—	—	9,725	(5)	9,725
Equity in earnings of JVs:
Other financial items(2)	—	—	—	—	(8,462)	(6)	(8,462)
Segment EBITDA	$119,267	32,237	(5,817)	145,687			$145,687

	Year ended December 31, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$63,628	5,139	(9,577)	59,190			$59,190 (3)
Interest income	(18)	(76)	(482)	(576)	76	(4)	(500)
Interest expense	26,151	13,983	3,934	44,068	(13,983)	(4)	30,085
Depreciation and amortization	21,054	9,815	—	30,869	(9,815)	(5)	21,054
Other financial items (2)	1,060	(7,174)	51	(6,063)	7,174	(6)	1,111
Income tax (benefit) expense	3,893	—	(15)	3,878			3,878
Equity in earnings of JVs:
Interest (income) expense, net	—	—	—	—	13,907	(4)	13,907
Equity in earnings of JVs:
Depreciation and amortization	—	—	—	—	9,815	(5)	9,815
Equity in earnings of JVs:
Other financial items(2)	—	—	—	—	(7,174)	(6)	(7,174)
Non-controlling interest in Segment EBITDA	(19,210)	—	—	(19,210)			(19,210)
Segment EBITDA	$96,558	21,687	(6,089)	112,156			$112,156

	Year ended December 31, 2016
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$35,803	16,622	(11,048)	41,377			$41,377 (3)
Interest income	—	(2)	(857)	(859)	2	(4)	(857)
Interest expense	20,107	15,094	5,071	40,272	(15,094)	(4)	25,178
Depreciation and amortization	10,552	9,525	—	20,077	(9,525)	(5)	10,552
Other financial items(2)	1,435	(7,074)	59	(5,580)	7,074	(6)	1,494
Income tax (benefit) expense	3,852	—	20	3,872			3,872
Equity in earnings of JVs:
Interest (income) expense, net	—	—	—	—	15,092	(4)	15,092
Equity in earnings of JVs:
Depreciation and amortization	—	—	—	—	9,525	(5)	9,525
Equity in earnings of JVs:
Other financial items(2)	—	—	—	—	(7,074)	(6)	(7,074)
Segment EBITDA	$71,749	34,165	(6,755)	99,159			$99,159

	Year ended December 31, 2015
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$24,807	17,123	(651)	41,279			$41,279 (3)
Interest income	—	—	(7,568)	(7,568)	—	(4)	(7,568)
Interest expense	15,617	16,113	2,153	33,883	(16,113)	(4)	17,770
Depreciation and amortization	2,653	9,227	—	11,880	(9,227)	(5)	2,653
Other financial items(2)	1,709	(9,257)	20	(7,528)	9,257	(6)	1,729
Income tax (benefit) expense	333	—	(20)	313			313
Equity in earnings of JVs:
Interest (income) expense, net	—	—	—	—	16,113	(4)	16,113
Equity in earnings of JVs:
Depreciation and amortization	—	—	—	—	9,227	(5)	9,227
Equity in earnings of JVs:
Other financial items(2)	—	—	—	—	(9,257)	(6)	(9,257)
Segment EBITDA	$45,119	33,205	(6,066)	72,258			$72,258

	Year ended December 31, 2014
		Joint venture					Consolidated
	Majority	FSRUs		Total			and
	held	(proportional		Segment			combined
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$8,375	(5,330)	(1,731)	1,314			$1,314	(3)
Interest income	—	—	(4,959)	(4,959)	—	(4)	(4,959)
Interest expense	9,198	17,121	467	26,786	(17,121)	(4)	9,665
Depreciation and amortization	1,317	9,148	—	10,465	(9,148)	(5)	1,317
Other financial items(2)	2,915	11,895	34	14,844	(11,895)	(6)	2,949
Income tax (benefit) expense	505	—	(24)	481			481
Equity in earnings of JVs:
Interest (income) expense, net	—	—	—	—	17,121	(4)	17,121
Equity in earnings of JVs:
Depreciation and amortization	—	—	—	—	9,148	(5)	9,148
Equity in earnings of JVs:
Other financial items(2)	—	—	—	—	11,895	(6)	11,895
Segment EBITDA	$22,310	32,834	(6,213)	48,931			$48,931

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Inherent in Our Business

Our fleet consists of five vessels as of March 31, 2019. Any limitation on the availability or operation of those vessels could have a material adverse effect on our business, financial condition and results of operations and could significantly reduce our ability to make distributions to our unitholders.

Our fleet consists of five vessels. If any of these vessels is unable to generate revenues as a result of off-hire time, early termination of the applicable time charter, purchase of the vessel by the charterer or otherwise, our financial condition and ability to make distributions to unitholders could be materially and adversely affected.

The charters relating to our vessels permit the charterer to terminate the charter in the event that the vessel is off-hire for any extended period. The charters also allow the charterer to terminate the charter upon the occurrence of specified defaults by us or in certain other cases, including termination without cause, due to force majeure or disruptions caused by war. Furthermore, PGN LNG was granted an option to purchase the PGN FSRU Lampung at specified prices commencing in June 2018 and SPEC has the option to purchase the Höegh Grace in year 10, year 15 and year 20 of its charter. The termination of any of our charters could have a material adverse effect on our business, financial condition and results of operations and could significantly reduce our ability to make cash distributions to our unitholders. For further details regarding termination of our charters, please read “Item 4.B. Business Overview—Vessel Time Charters— Neptune Time Charter—Termination,” “— PGN FSRU Lampung Time Charter—Termination and —Purchase Option,” “—Höegh Gallant Time Charter—Termination,” “— Höegh Grace Charter—Term and Termination and —Purchase Option”. We may be unable to charter the applicable vessel, or replacement vessel, on terms as favorable to us as those of the terminated charter.

We are dependent on Global LNG Supply, PGN LNG, EgyptCo and SPEC as the sole customers for our vessels. A deterioration of the financial viability of Global LNG Supply, PGN LNG, EgyptCo or SPEC or our relationship with Global LNG Supply, PGN LNG, EgyptCo or SPEC or the loss of Global LNG Supply, PGN LNG, EgyptCo or SPEC as a customer, would have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

For the years ended December 31, 2018 and 2017, PGN LNG, EgyptCo and SPEC accounted for all of the revenues in our consolidated income statement. For the years ended December 31, 2016, PGN LNG and EgyptCo accounted for all of the revenues in our consolidated income statements. For each of the years ended December 31, 2018, 2017 and 2016, Global LNG Supply accounted for all of the revenues of our joint ventures from which we derived all of our equity in earnings of joint ventures. A deterioration in the financial viability of Global LNG Supply, PGN LNG, EgyptCo or SPEC or the loss of Global LNG Supply, PGN LNG, EgyptCo or SPEC as a customer, or a decline in payments under any of the related charters, would have a greater adverse effect on us than for a company with a more diverse customer base, and could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

We or our joint ventures could lose a customer or the benefits of a charter as a result of a breach by the customer of a charter or other unanticipated developments, such as:

•	the customer failing to make charter payments or reducing charter payments because of its financial inability, disagreements with us or our joint venture partners or otherwise;

•	the insolvency, bankruptcy or liquidation of a customer or termination of the charter as a result thereof;

•	the customer exercising its right to terminate the charter in certain circumstances, such as: (i) defaults of our or our joint ventures’ obligations under the applicable charter, including breaches of performance standards or prolonged periods of off-hire; (ii) with respect to the Neptune, the Cape Ann and the Höegh Gallant, in the event of war that would materially interrupt the performance of the time charter; or (iii) with respect to the PGN FSRU Lampung, in the event of specified types of force majeure;

•	the charter terminating automatically if the vessel is lost or deemed a constructive loss;

•	with respect to the Höegh Gallant, the inability of Höegh LNG (i) to make payments pursuant to its guarantee of EgyptCo’s obligations under the Höegh Gallant time charter under certain circumstances or (ii) to perform under the option agreement to charter the Höegh Gallant in the event of the expiration or early termination of the Höegh Gallant time charter; see “Item 7.B. Related Party Transactions—Acquisition of the Höegh Gallant ”;

•	with respect to the PGN FSRU Lampung or the Höegh Grace, the charterer exercising its option to purchase the vessel; or

•	a prolonged force majeure event that materially interrupts the performance of the time charter.

If any charter is terminated, we or our joint ventures, as applicable, may be unable to re-deploy the related vessel on terms as favorable as the current charters or at all. In addition, any termination fee payable to us may not adequately compensate us for the loss of the charter. Furthermore, if there was a premature termination of our joint venture charters that does not result in termination fees, it would result in mandatory repayments of the outstanding balances under the loan facilities for the Neptune and the Cape Ann.

In September 2017, the charterer of the Neptune and the Cape Ann made a performance claim to the joint ventures that own the vessels. This claim could reduce charter payments to such joint ventures. As a precaution, such joint ventures have suspended payments under the shareholder loans. Our ability to make cash distributions to our unitholders depends on the performance of our joint ventures, subsidiaries and other investments. If we do not receive cash distributions or repayments under loan agreements from our joint ventures or if they are not sufficient, we will not be able to make cash distributions to unitholders unless we obtain funds from other sources. We may not be able to obtain the necessary funds from other sources on terms acceptable to us. Please read “—Any settlement of Global LNG Supply's performance claims may materially adversely affect our joint ventures' financial condition and results of operations.”

Any event, whether in our industry or otherwise, that adversely affects a customer’s financial condition, leverage, results of operations, cash flows or demand for our services may adversely affect our ability to sustain or increase cash distributions to our unitholders. Accordingly, we are indirectly subject to the business risks of our customers, including their level of indebtedness and the economic conditions and government policies in their areas of operation. Further, not all of our charters have parent company guarantees. For example, Global LNG Supply's obligations under the Neptune and the Cape Ann charters are not guaranteed by its parent, Total.

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

One of our principal objectives is to enter into additional long-term charters for FSRUs, LNG carriers and other LNG infrastructure assets. The process of obtaining long-term charters for FSRUs, LNG carriers and other LNG infrastructure assets is competitive and generally involves an intensive screening process and competitive bids, and then often extends for several months. We believe FSRU and LNG carriers time charters are awarded based upon a variety of factors relating to the vessel operator, including:

•	FSRU or LNG carrier experience and quality of ship operations;

•	quality of vessels;

•	cost effectiveness;

•	shipping industry relationships and reputation for customer service and safety;

•	technical ability and reputation for operation of highly specialized vessels;

•	quality and experience of seafaring crew;

•	safety record;

•	the ability to finance vessels at competitive rates and financial stability generally;

•	relationships with shipyards and the ability to get suitable berths;

•	construction management experience, including the ability to obtain on-time delivery of new FSRUs, LNG carriers and other LNG infrastructure assets according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

We face substantial competition for providing floating storage and regasification services and marine transportation services for potential LNG projects from a number of experienced companies, including state-sponsored entities and major energy companies. As the FSRU market continues to grow and mature there are new competitors entering the market. Many of these competitors have significantly greater financial resources and larger fleets than we do or Höegh LNG. In particular, expectations of rapid growth in the FSRU market has given owners the confidence to place orders for FSRUs before securing charters. This has led to more competition for mid- and long-term FSRU charters. We anticipate that an increasing number of marine transportation companies—including many with strong reputations and extensive resources and experience—will enter the FSRU or LNG carrier markets. This increased competition has already and may in the future cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our financial condition, results of operations and ability to make cash distributions to our unitholders.

We may not be able to redeploy our FSRUs on terms as favorable as our or our joint venture’s current FSRU time charters or at all.

Due to increased competition and the limitations on demand for FSRUs, in the event that any of the time charters on our vessels are terminated, we may be unable to recharter such vessel as an FSRU. While we may be able to employ such vessel as a traditional LNG carrier, the hire rates and/or other charter terms may not be as favorable to us as those in the existing time charter. If we acquire additional FSRUs and they are not, as a result of time charter termination or otherwise, subject to a long-term, profitable time charter, we may be required to bid for projects at unattractive rates in order to reduce our losses relating to the vessels.

Requirements for some new LNG projects continue to be provided on a long-term basis, though the use of medium term charters of up to five years has increased in recent years. More frequent changes to vessel sizes and propulsion technology together with an increasing desire by charterers to access modern vessels could also reduce the appetite of charterers to commit to long-term charters that match their full requirement period, or to exercise options to extend their current charters. As a result, the duration of long-term charters could also decrease over time. We may also face increased difficulty entering into long-term time charters upon the expiration or early termination of our existing charters or of charters for any vessels that we acquire in the future. If as a result we contract our vessels on shorter term contracts, our earnings from these vessels are likely to become more volatile.

Hire rates for FSRUs may fluctuate substantially. If rates are lower when we are seeking a new charter, our earnings and ability to make distributions to our unitholders may decline.

Hire rates for FSRUs fluctuate over time as a result of changes in the supply-demand balance relating to current and future vessel supply. This supply-demand relationship largely depends on a number of factors outside our control. For example, driven in part by an increase in LNG production capacity, the market supply of FSRUs has been increasing as a result of the construction of new vessels before FSRU projects have matured to the point of entering FSRU contracts. The increase in supply has resulted in increased competition for FSRU contracts resulting in lower FSRU prices for recent contracts awarded. As of December 31, 2018, the FSRU order book totalled 9 vessels and the delivered FSRU fleet stood at 33 vessels. We believe any future expansion of the FSRU fleet may have a negative impact on charter hire rates, vessel utilization and vessel values, which impact could be amplified if the expansion of LNG production capacity or the approval of FSRU projects does not keep pace with the growth of the global fleet. The LNG market is also closely connected to world natural gas prices and energy markets, which we cannot predict. An extended decline in natural gas prices that leads to reduced investment in new liquefaction facilities could adversely affect our ability to re-charter our vessels at acceptable rates or to acquire and profitably operate new FSRUs. Accordingly, this could have a material adverse effect on our earnings and our ability to make distributions to our unitholders.

PGN LNG and SPEC have options to purchase the PGN FSRU Lampung and Höegh Grace, respectively. If either charterer exercises its option, it could have a material adverse effect on our operating cash flows and our ability to make cash distributions to our unitholders.

PGN LNG currently has the option to purchase the PGN FSRU Lampung on June 1st of each year, at a price specified in the time charter. SPEC also has the option to purchase the Höegh Grace at a price specified in the Höegh Grace charter in year 10, year 15 and year 20 of such charter. Any compensation we receive for the purchase of the PGN FSRU Lampung or the Höegh Grace may not adequately compensate us for both the loss of the applicable vessel and related time charter. If either charterer exercises its option, it would significantly reduce the size of our fleet, and we may be unable to identify or acquire suitable replacement vessel(s) with the proceeds of the option exercise because, among other things that are beyond our control, there may be no replacement vessel(s) that are readily available for purchase at a price that is equal to or less than the proceeds from the option exercise and on terms acceptable to us. Even if we find suitable replacement vessel(s), the hire rate(s) of such vessel(s) may be significantly lower than the hire rate under the current time charters. Our inability to find suitable replacement vessel(s) or the chartering of replacement vessel(s) at lower hire rate(s) would have a material adverse effect on our results of operations, cash flows and ability to make cash distributions to our unitholders. Please read “Item 4.B. Business Overview—Vessel Time Charters— PGN FSRU Lampung Time Charter—Purchase Option” and “—Vessel Time Charters— Höegh Grace Charter—Purchase Option.”

We are exposed to tax risks associated with doing business in different countries, including in emerging market countries.

We conduct all of our operations outside of the United States and expect to continue to do so for the foreseeable future. Some of the countries in which we are engaged in business or where our vessels are registered, for example, Indonesia, Egypt and Colombia, have historically less developed and less stable tax regimes than the United States. We are affected by tax regulations in those countries with respect to withholding taxes, value added taxes, payroll taxes, taxes on certain financial transactions and corporate income taxes. Tax regulations, guidance and interpretation in these countries may not always be clear and may not contemplate floating infrastructure activities, such as FSRUs. In addition, such regulations may be subject to alternative interpretations or changes in interpretations over time, including as a result of audits by the local tax authorities. In this regard, our Indonesian subsidiary is subject to examination by the Indonesian tax authorities for up to five years following the completion of a fiscal year, and our subsidiaries in Singapore and Colombia are subject to examination by tax authorities for up to four years and three years, following the completion of a fiscal year or from the date of the tax return, respectively. As a result of a tax audit in Indonesia for the fiscal years ended December 31, 2013 and 2014, certain additional withholding tax amounts were paid by our Indonesian subsidiary and downward adjustments were made to the amount of our Indonesian subsidiary’s tax loss carryforwards. To the extent that future adjustments result in material additional tax liabilities being imposed on our subsidiaries, this would adversely impact our ability to make cash distributions to our unitholders.

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

We may not have sufficient cash from operations to pay the quarterly distributions on our Series A preferred units or the minimum quarterly distribution of $0.3375 per unit on our common units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations. We generate cash from our operations and through distributions from our joint ventures, and as such our cash from operations is dependent on our operations and the cash distributions and operations of our joint ventures, each of which may fluctuate based on the risks described herein, including, among other things:

•	the hire rates we and our joint ventures obtain from charters;

•	the level of operating costs and other expenses, such as the cost of crews, insurance, performance guarantees and liquidated damages;

•	demand for LNG;

•	supply and capacities of FSRUs and LNG carriers;

•	prevailing global and regional economic and political conditions;

•	currency exchange rate fluctuations;

•	interest rate fluctuations; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

In addition, the actual amount of cash we will have available for distribution on our units will depend on other factors, including:

•	the level of capital expenditures we and our joint ventures make, including for maintaining or replacing vessels, building new vessels, acquiring existing vessels and complying with regulations;

•	the number of off-hire or reduced-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;

•	our and our joint ventures’ debt service requirements, minimum free liquid asset requirements under debt covenants, and restrictions on distributions contained in our and our joint ventures’ current and future debt instruments;

•	fluctuations in interest rates;

•	fluctuations in working capital needs;

•	variable corporate income tax rates, payroll taxes, value added taxes and withholding taxes and to the extent applicable, the ability to recover under charters;

•	our ability to make, and the level of, working capital borrowings; and

•	the amount of any cash reserves established by our board of directors.

In addition, each quarter we are required by our partnership agreement to deduct estimated maintenance and replacement capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance and replacement capital expenditures were deducted. Our ability to pay distributions will also be limited to the extent that we have sufficient cash after establishment of cash reserves.

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

At present, we only have two sources of available working capital borrowings that can be used to fund our general partnership purposes, including working capital and distributions: the $63 million revolving credit facility under our $385 million facility and the $85 million revolving credit facility with Höegh LNG. Höegh LNG’s ability to make loans under the revolving credit facility may be affected by events beyond its and our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our and their ability to comply with the terms of the revolving credit facility may be impaired. If we request a borrowing under the revolving credit facility, Höegh LNG may not have, or be able to obtain, sufficient funds to make loans under the revolving credit facility. In the event that Höegh LNG is unable to make loans to us pursuant to the revolving credit facility, or a default or other circumstance prohibits us from borrowing loans thereunder our financial condition, results of operations and ability to make cash distributions to our unitholders could be materially adversely affected.

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

Any settlement of Global LNG Supply's performance claims may materially adversely affect our joint ventures' financial condition and results of operations.

Pursuant to their charters with Global LNG Supply, the joint ventures undertake to ensure that the Neptune and the Cape Ann meet certain performance standards. The performance standards under each charter require that the vessel not exceed a maximum average daily boil-off of LNG, subject to certain contractual exclusions. Pursuant to the charters, the hire rate is subject to reduction by charterer in the event of failure to satisfy the performance standards. The charterer requested that the joint ventures calculate and present the boil-off since the beginning of the time charters, compared with the maximum average daily boil-off allowed under the charters. On September 8, 2017, the charterer notified the joint ventures that it was formally making a claim for compensation in accordance with the provisions of the charters for a stated quantity of LNG exceeding the maximum average daily boil-off since the beginning of the charters. The charters for the Neptune and Cape Ann started in 2009 and 2010, respectively.

As of September 30, 2017, the joint ventures determined the liability associated with the boil-off claim was probable and could be reasonably estimated resulting in a total accrual of $23.7 million, which was recorded as a reduction of time charter revenues. The Partnership's 50% share of the accrual as of September 30, 2017 was approximately $11.9 million. As of December 31, 2017, the accrual was unchanged. The charterer and the joint ventures referred the claim to arbitration. The charterer's claim as submitted in the arbitration request was a gross amount of $52 million, covering the time period for the first performance period as defined in the time charters, and interest and expenses. Subsequently, the charterer and the joint ventures asked the arbitration tribunal for a partial determination on certain key contractual interpretations and the proceedings commenced in November 2018. In March 2019, the tribunal’s determination was received. The determination did not cover all the questions of contractual interpretation on which there is disagreement between the parties. On the questions that the tribunal was asked to determine, certain issues were determined in favor of the charterer and one issue was determined in favor of the joint ventures. With the exception of one issue, the tribunal’s conclusions on the contractual interpretations were unambiguous. For the remaining issue related to the calculation of a deduction from the gross claim, the tribunal did not specify how the deduction should be determined. As a result, there remains significant uncertainty in the evaluation of the potential outcome of the boil-off claim. Depending on interpretations of the tribunal's determination for the deduction to the gross claim and the other disputed contractual provisions, the joint ventures estimate that their aggregate liability associated with the boil-off claim is in the millions of dollars and could range between the mid-to-upper teens to the mid-$30's, of which the Partnership's share would be 50%. The updated estimates cover the period from the start of the time charters to December 31, 2018. Accordingly, the range of estimates is not directly comparable to the gross claim raised by the charterer through the end of the defined performance periods. Based upon the additional information from the tribunal’s determination and updated estimates of the potential range of liability, the joint ventures’ concluded the existing accrual of $23.7 million continues to represent their best estimate of the probable liability as of December 31, 2018. Accordingly, the accrual was unchanged as of December 31, 2018. The Partnership’ s 50% share of the accrual remains approximately $11.9 million as of December 31, 2018.

The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments. Höegh LNG and the other major owner guarantee the performance and payment obligations of the joint ventures under the time charters. The guarantees are joint and several for the performance obligations and several for the payment obligations. Depending on the amount and timing of the potential settlement and whether such settlement is funded by the performance guarantees by Höegh LNG and the other major owner or by the joint ventures, a settlement of the claim for boil-off with Global LNG Supply could have a material adverse effect on the joint ventures’ financial condition and results of operations. As a precaution, the joint ventures have suspended payments on the shareholder loans pending the outcome of the boil-off claim.

Further, although we are indemnified by Höegh LNG for the cash impact of our share of any losses and expenses related to or arising from the failure of either of the Neptune or the Cape Ann to meet the performance standards related to the daily boil-off of LNG under their respective time charters, any settlement with Global LNG Supply could materially adversely affect the joint ventures’ financial condition and results of operations. The ultimate outcome of the boil-off claim, on an isolated basis, is not expected to have a material adverse effect on our financial position. However, other concessions by the joint ventures to Global LNG Supply, if any, would not be expected to be indemnified. In addition, the suspension of the payments of the shareholder loans reduces cash flows available to us. In addition, the increase in the accruals for or the resolution of the excess boil-off claim may have a material adverse effect on our results of operations for that period. Also, Höegh LNG’s ability to make payments to us with respect to such indemnification obligations may be affected by events beyond our and its control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Höegh LNG’s ability to meet its indemnification obligations to us may be impaired. If Höegh LNG is unable to meet its indemnification obligations to us or if either of the time charters is terminated by Global LNG Supply, our financial condition, results of operations and ability to make cash distributions to our unitholders could be materially adversely affected.

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

We are a holding entity and conduct our operations and businesses through subsidiaries. We have historically derived a significant amount of our income from our 50% equity interests in our joint ventures that own the Neptune and the Cape Ann. Please read “Item 4.B. Business Overview—Shareholder Agreements” for a description of the shareholders’ agreement governing our joint ventures. Our ability to make cash distributions to our unitholders will depend on the performance of our joint ventures, subsidiaries and other investments. If our joint venture partners do not approve cash distributions or if they are not sufficient, we will not be able to make cash distributions unless we obtain funds from other sources. We may not be able to obtain the necessary funds from other sources on terms acceptable to us. The approval of a majority of the members of the board of directors is required to consent to any proposed action by such joint ventures and, as a result, we will be unable to cause our joint venture to act in our best interests over the objection of our joint venture partners or make cash distributions to us. Our inability to require our joint ventures to act in our best interests may cause us to fail to realize expected benefits from our equity interests and could adversely affect our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Our joint venture partners for our joint ventures that own the Neptune and the Cape Ann are Mitsui O.S.K. Lines, Ltd (“MOL”) and Tokyo LNG Tanker Co., Ltd (“TLT”), whom we refer to in this Annual Report as our joint venture partners. These entities together exercise one half of the voting power on the board of directors of each joint venture. As such, our joint venture partners may prevent our joint ventures from making cash distributions to us or may act in a manner that would otherwise not be in our best interests.

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

The required drydocking or on-water surveys of our vessels could be more expensive and time consuming than we anticipate, which could adversely affect our cash available for distribution.

The drydocking or on-water survey of our vessels could become longer and more costly than we expect, and in the case of the Neptune and the Cape Ann could be drydocked for longer than the allowable period under the time charters. Although the Neptune and Cape Ann time charters, require the charterer to pay the hire rate for up to a specified number of days of scheduled drydocking and reimburse us for anticipated drydocking costs, any significant increase in the number of days of drydocking beyond the specified number of days during which the hire rate remains payable could have a material adverse effect on our ability to make cash distributions to our unitholders. Furthermore, under the PGN FSRU Lampung time charter, the vessel will be deemed to be off-hire if drydocking exceeds designated allowances, and under the Höegh Grace and the Höegh Gallant time charters, the vessels will be deemed to be off-hire during drydocking. There are no pass through provisions for drydocking or on-water expenses for the PGN FSRU Lampung, the Höegh Grace or the Höegh Gallant. A significant increase in the cost of repairs during drydocking could also adversely affect our cash available for distribution. We may underestimate the time required to drydock or perform on-water surveys of any of our vessels or unanticipated problems may arise. If more than one of our vessels is required to be out of service at the same time, if a vessel is drydocked longer than the permitted duration or if the cost of repairs during drydocking is greater than budgeted, our cash available for distribution could be adversely affected.

We may experience operational problems with vessels that could reduce revenue, increase costs or lead to termination of our time charters.

FSRUs are complex and their operations are technically challenging. The operations of our vessels may be subject to mechanical risks. Operational problems may lead to loss of revenue or higher than anticipated operating expenses or require additional capital expenditures. Moreover, pursuant to each time charter, the vessels in our fleet must maintain certain specified performance standards, which may include a guaranteed speed or delivery rate of regasified natural gas, consumption of no more than a specified amount of fuel, not exceed a maximum average daily boil-off or energy balance, loss of earnings and certain liquidated damages payable under the charterer's charter and other performance failures. In addition, we have received the performance claims related to the Neptune and the Cape Ann described above. Please read “Item 4.B. Business Overview—Vessel Time Charters.” If we fail to maintain these standards, we may be liable to our customers for reduced hire, damages, loss of earnings and certain liquidated damages payable. Under the charterer’s charter and, in certain circumstances, our customers may terminate their respective time charters. Any of these results could harm our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

If capital expenditures are financed through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished, our financial leverage could increase, or our unitholders may be diluted.

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

Our growth strategy includes selectively acquiring FSRUs, LNG carriers and other LNG infrastructure assets that are operating under long-term charters with stable cash flows. Any acquisition of a vessel or business may not be profitable to us at or after the time we acquire such vessel or business and may not generate cash flows sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and results of operations, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, or cash flows enhancements;

•	be unable to hire, train or retain qualified onshore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

•	incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

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

Our growth strategy focuses on expansion in the floating storage and regasification sector and the maritime transportation sector, each within the LNG transportation, storage and regasification industry. The rate of LNG growth has fluctuated due to several reasons, including the global economic crisis, natural gas production from unconventional sources in certain regions, the relative competitiveness of alternative fossil fuels such as oil and coal, improvements in the competitiveness of renewable energy sources and the highly complex and capital intensive nature of new or expanded LNG projects. Accordingly, our growth depends on continued growth in world and regional demand for LNG, FSRUs, LNG carriers and other LNG infrastructure assets, which could be negatively affected by a number of factors, including:

•	increases in the cost of LNG;

•	increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	increases in the production levels of low-cost natural gas in domestic, natural gas-consuming markets, which could further depress prices for natural gas in those markets and make LNG uneconomical;

•	decreases in the cost, or increases in the demand for, conventional land-based regasification systems, which could occur if providers or users of regasification services seek greater economies of scale than FSRUs can provide or if the economic, regulatory or political challenges associated with land-based activities improve;

•	decreases in the cost of alternative technologies or development of alternative technologies for vessel-based LNG regasification;

•	increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

•	decreases in the consumption of natural gas due to increases in its price relative to other energy sources, regulation or other factors making consumption of natural gas less attractive;

•	availability of new, alternative energy sources, including compressed natural gas and renewables; and

•	negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

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

A complete LNG project includes production, liquefaction, regasification, storage and distribution facilities and FSRUs or LNG carriers. Existing LNG projects and infrastructure are limited, and new or expanded LNG projects are highly complex and capital intensive, with new projects often costing several billion dollars. Many factors could negatively affect continued development of LNG infrastructure and related alternatives, including floating storage and regasification, or disrupt the supply of LNG, including:

•	the availability of sufficient financing for LNG projects on commercially reasonable terms;

•	the availability long-term contracts that can support such financing;

•	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

•	the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;

•	local community resistance to proposed or existing LNG facilities based on safety, environmental or security concerns;

•	any significant explosion, spill or similar incident involving an LNG facility or vessel involved in the LNG transportation, storage and regasification industry, including an FSRU or LNG carrier; and

•	labor or political unrest affecting existing or proposed areas of LNG production and regasification.

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

Demand for FSRUs or LNG shipping could be significantly affected by volatile natural gas prices and the overall demand for natural gas.

LNG prices are volatile and affected by numerous factors beyond our control, including, but not limited to, the following:

•	worldwide demand for natural gas and LNG;

•	the cost of exploration, development, production, transportation and distribution of natural gas;

•	expectations regarding future energy prices for both natural gas and other sources of energy;

•	the level of worldwide LNG production and exports;

•	government laws and regulations, including but not limited to environmental protection laws and regulations;

•	local and international political, economic and weather conditions;

•	political and military conflicts; and

•	the availability and cost of alternative energy sources, including alternate sources of natural gas.

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

Weakness in demand for FSRUs or LNG carriers could come about because of excess capacity in the market, newly built vessels entering the market and existing vessels coming off contract.

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

As of December 31, 2018, we had outstanding principal on long-term bank debt of $440.2 million, and revolving credit due to owners and affiliates of $39.3 million and our joint ventures had outstanding principal on long-term debt of $430.8 million, of which 50% is our share.

On January 29, 2019, we entered into a loan agreement with a syndicate of banks to refinance the outstanding balances of the credit facility secured by the Höegh Gallant and the Höegh Grace. The new facility is structured as a term loan with commercial and export credit tranches for each vessel to refinance outstanding amounts under the existing credit facility secured by the Höegh Gallant and the Höegh Grace and a revolving credit facility for the Partnership with a drawing capacity of $63 million (the "$385 million facility"). On January 31, 2019, we drew $320 million under the commercial term loans and the export credit tranches on the new facility to settle $303.2 million and $1.6 million of the outstanding balance and accrued interest, respectively, of the credit facility secured by the Höegh Gallant and the Höegh Grace and $5.5 million to pay arrangement fees under the new facility. Refer to “Item 5. B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt—$385 million facility”

As of March 31, 2019, we had outstanding principal on long-term bank debt of $451.3 million and revolving credit due to owners and affiliates of $39.3 million and our joint ventures had outstanding principal on long-term debt of $424.3 million. In addition, we have the ability to incur additional debt, and as of March 31, 2019 we had the ability to borrow an additional $45.7 million under our revolving credit facility with Höegh LNG and $63.0 million on the bank revolving credit facility, subject to certain limitations. If we acquire additional vessels or businesses, our consolidated debt may significantly increase. We may incur additional debt under these or future credit facilities. Our joint ventures’ credit facilities will mature in 2022 and require an aggregate principal repayment of approximately $330 million, of which 50% is our share. A portion of the credit facility secured by the PGN FSRU Lampung will mature in 2021 and requires that an aggregate principal amount of $16.5 million be refinanced. If such principal repayment is not refinanced, the export credit tranche of the PGN FSRU Lampung financing that will have an outstanding balance of $68.2 million at this time may be accelerated together with the attendant hedges. A portion of the new credit facility secured by the Höegh Gallant and the Höegh Grace will mature in 2026, respectively, and requires that an aggregate principal amount of $136.1 million be refinanced. If the principal repayment is not refinanced, the export credit tranche secured by the Höegh Gallant and the Höegh Grace financing, that will have an outstanding balance of $9.5 million may be accelerated. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt—Lampung Facility” and “—$385 million Facility.”

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

In addition, our financing agreements require us and Höegh LNG to comply with certain financial ratios and tests, including maintaining a minimum liquidity and a minimum book equity ratio and require that our current assets exceed current liabilities, as defined by the financing agreements, and that our subsidiaries maintain minimum EBITDA to debt service ratios. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt—Lampung Facility” and “—$385 million Facility.”

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

Furthermore, our financing arrangements require that we maintain minimum amounts of free liquid assets and our subsidiaries and joint ventures to hold cash reserves that are, in certain cases, held for specifically designated uses, including working capital, operations and maintenance and debt service reserves, and are generally subject to “waterfall” provisions that allocate project revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) and the remaining cash is distributable to us only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical and in some cases, projected, debt service coverage ratio. In addition, the laws governing our joint ventures and subsidiaries may prevent us from making dividend distributions. Our joint ventures are subject to restrictions under the laws of the Cayman Islands and may only pay distributions out of profits or capital reserves if the joint venture entity is solvent after the distribution, Höegh Lampung is subject to Singapore laws and may make dividend distributions only out of profits. Dividends may only be paid by PT Höegh if its retained earnings are positive under Indonesian law and requirements are fulfilled under the Lampung facility. In addition, PT Höegh as an Indonesian incorporated company is required to establish a statutory reserve equal to 20% of its paid up capital. The dividend can only be distributed if PT Höegh’s retained earnings are positive after deducting the statutory reserve. PT Höegh has not established the required statutory reserves as of December 31, 2018 and therefore cannot make dividend payments to us under Indonesia law. However, subject to meeting a debt service ratio of 1.20 to 1.00, PT Höegh can distribute cash from its cash flow from operations to us as payment of intercompany accrued interest and / or intercompany debt, after quarterly payments of the Lampung facility and fulfilment of the “waterfall” provisions to meet operating requirements as defined by the Lampung facility. Under Cayman Islands law, Höegh FSRU III, Höegh FSRU IV and Höegh Colombia Holding may only pay distributions out of profits or capital reserves if the entity is solvent after the distribution. Dividends from Höegh Cyprus may only be distributed out of profits and not from the share capital of the company. Dividends and other distributions from Höegh Cyprus, Höegh Colombia and Höegh FSRU IV may only be distributed if after the dividend payment, the Partnership would remain in compliance with the financial covenants under the $385 million facility. Please read “Item 8.A. Consolidated Statements and Other Financial Information—The Partnership’s Cash Distribution Policy—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”

Höegh LNG’s failure to comply with certain obligations under the Lampung facility, and certain other events occurring at Höegh LNG, could result in defaults under the Lampung credit facility, and the failure by EgyptCo, a wholly owned subsidiary of Höegh LNG, to comply with certain obligations under the $385 million facility could result in default under the $385 million facility, any of which could have a material adverse effect on us.

Höegh LNG guarantees the obligations of PT Höegh, the owner of the PGN FSRU Lampung, under the Lampung facility. (as described in “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt”). Pursuant to the terms of the Lampung facility, Höegh LNG must, among other things, maintain minimum book equity and comply with certain minimum liquidity financial covenants. Failure by Höegh LNG to satisfy any of the covenants applicable to Höegh LNG would result in a default under the Lampung facility. The lenders of the Lampung facility may foreclose upon any collateral securing that debt, including arrest and seizure of the PGN FSRU Lampung, even if Höegh LNG were to subsequently cure its default in the event of such acceleration and foreclosure, PT Höegh and the Partnership, as the case may be, might not have sufficient funds or other assets to satisfy all of their obligations under the related credit facility, which would have a material adverse effect on our business, results of operations and financial condition and would significantly reduce our ability, or make us unable, to make cash distributions to our unitholders for so long as such default is continuing. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt—Lampung Facility.” EgyptCo is a guarantor under the $385 million facility. Failure by EgyptCo to comply with its obligations under the $385 million facility or the ancillary security documents would result in a default under the $385 million facility. The lenders of the $385 million facility may accelerate all amounts outstanding and accrued and take other actions under the related security documents.

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

The supply of FSRUs, LNG carriers and other LNG infrastructure assets in the industry is affected by, among other things, assessments of the demand for these vessels by charterers. Any over-estimation of demand for vessels may result in an excess supply of new vessels. This may, in the long term when existing contracts expire, result in lower hire rates and depress the values of our vessels. If hire rates are lower when we are seeking new time charters upon expiration or early termination of our current time charters, or for any new vessels we acquire, our business, financial condition, results of operations and ability to make cash distributions to our unitholders may be adversely affected.

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

Our ability to enter into new charters and expand our customer relationships will depend largely on our ability to leverage our relationship with Höegh LNG and its reputation and relationships in the shipping industry. If Höegh LNG suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards;

•	obtain financing on commercially acceptable terms;

•	maintain access to capital under the revolving credit facility; or

•	maintain satisfactory relationships with suppliers and other third parties.

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

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	piracy;

•	environmental accidents;

•	bad weather;

•	mechanical failures;

•	grounding, fire, explosions and collisions;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or damage to the environment, natural resources or protected species, and associated costs;

•	delays in taking delivery of cargo or discharging LNG or regasified LNG, as applicable;

•	loss of revenues from or termination of time charters;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

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

Our operating expenses, on water survey costs and drydock capital expenditures depend on a variety of factors including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire shipping industry. While many of these costs are borne by the charterers under our time charters, there are some circumstance where this is not the case. For example, we bear the cost of fuel (bunkers) for the Höegh Gallant and Höegh Grace time charters, and fuel is a significant expense in our operations when our vessels are, for example, moving to or from drydock or when off-hire. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil-producing countries and regions, regional production patterns and environmental concerns. These may increase vessel operating costs further. If costs continue to rise, they could materially and adversely affect our results of operations.

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

We are exposed to political, regulatory, and economic risks associated with doing business in different countries, including in emerging market countries.

We conduct all of our operations outside of the United States and expect to continue to do so for the foreseeable future. Some of the countries in which we are engaged in business or where our vessels are registered, for example, Indonesia, Egypt and Colombia, are historically less developed and stable than the United States. We are affected by economic, political, and governmental conditions in the countries where we are engaged in business or where our vessels are registered. We are also affected by policies related to labor and the crewing of FSRUs. Any disruption caused by these factors could harm our business. Further, we derive a substantial portion of our revenues from shipping and regasifying LNG from politically unstable regions. Future hostilities or other political instability where we operate or may operate could have a material adverse effect on the growth of our business, financial condition, results of operations and ability to make cash distributions to our unitholders. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia, South America or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could harm our business and ability to make cash distributions to our unitholders.

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

Our operations are materially affected by extensive and changing international, national and local environmental protection laws, regulations, treaties, conventions and standards in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels' registration, including those relating to equipping and operating FSRUs and LNG carriers, providing security and minimizing the potential for adverse impacts to the environment, natural resources and protected species from their operations. These include regulations of the IMO, including the International Convention on Civil Liability for Oil Pollution Damage of 1969, as from time to time amended, the MARPOL Convention, the International Convention for the Prevention of Marine Pollution of 1973, the IMO International Convention for the Safety of Life at Sea of 1974, as from time to time amended (“SOLAS”), the IMO International Convention on Load Lines of 1966, as from time to time amended, and the International Management Code for the Safe Operation of Ships and for Pollution Prevention (the “ISM Code”) and national laws such as the U.S. Oil Pollution Act of 1990 (“OPA 90”), the U.S. Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), the U.S. Clean Water Act (the “CWA”), and the U.S. Maritime Transportation Security Act of 2002 and any counterpart laws in other jurisdictions with laws governing our operations. We may become subject to additional laws and regulations if we enter new markets or trades.

Many of these requirements are designed to reduce the risk of oil spills and other pollution. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. We have incurred, and expect to continue to incur substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures.

The design, construction and operation of FSRUs and interconnecting pipelines and the transportation of LNG are also subject to governmental approvals and permits. The permitting rules, and the interpretations of those rules, are complex, change frequently and are often subject to discretionary interpretations by regulators, all of which may make compliance more difficult or impractical and may increase the time it takes to secure needed approvals. The length of time it takes to receive regulatory approval for offshore LNG operations is one factor that has affected our industry, including through increased expenses.

Environmental and other regulatory requirements can affect the resale value or useful lives of our vessels, require ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local and national laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels.

Please read “Item 4.B. Business Overview—Environmental and Other Regulation.”

Further changes to existing environmental laws applicable to international and national maritime trade may have an adverse effect on our business.

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

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from vessel emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “Kyoto Protocol”) or the more recently announced Paris Agreement, a new treaty or IMO regulations may be adopted in the future that includes restrictions on shipping emissions. In 2016, the IMO reaffirmed its strong commitment to continue to work to address greenhouse gas emissions from ships engaged in international trade. The IMO adopted an initial GHG reduction strategy in 2018. The EU has indicated it intends to implement regulations to limit emissions of greenhouse gases from vessels if such emissions are not regulated through the IMO. Compliance with changes in laws and regulations relating to climate change could increase our costs of operating and maintaining our vessels and could require us to make significant financial expenditures that we cannot predict with certainty at this time.

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

The government of a jurisdiction where one or more of our vessels are registered could requisition for title or seize our vessels. Requisition for title or seizure occurs when a government takes control of a vessel and becomes her owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated hire rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would expect to be entitled to government compensation in the event of a requisition of one or more of our vessels, the amount and timing of payments, if any, would be uncertain. A government requisition of one or more of our vessels would result in off-hire days under our time charters and may cause us to breach covenants in certain of our credit facilities. Furthermore, a requisition for title of either the Neptune or the Cape Ann constitutes a total loss under the terms of the related facility agreements, in which case we would have to repay all loans. If a government requisition of one or more of our vessels were to occur, it could have a material adverse effect on our business, financial condition, results of operations and cash flows, including cash available for distribution to our unitholders.

Compliance with safety and other vessel requirements imposed by classification societies may be very costly and may adversely affect our business.

The hull and machinery of every large, oceangoing commercial vessel must be classed by a classification society authorized by her country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Each of our vessels is certified by Det Norske Veritas GL, compliant with the ISM Code and “in class.” In order to maintain valid certificates from the classification society, a vessel must undergo annual surveys, intermediate surveys and renewal surveys. A vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Each of the vessels in our fleet has implemented a certified planned maintenance system. The classification society attends onboard once every year to verify that the maintenance of the equipment onboard is done correctly. For each of the Neptune and the Cape Ann, a renewal survey is conducted every five years and an intermediate survey is conducted within 30 months after a renewal survey. During the first 15 years of operation, the vessels have an extended drydock interval which allow them to be drydocked every 7.5 years, while intermediate surveys and certain renewal surveys occur while they are afloat, using an approved diving company in the presence of a surveyor from the classification society. After these vessels are 15 years old, they are expected to be drydocked every five years or, if required by the charterers, every 30 months. We do not anticipate drydocking of the PGN FSRU Lampung for the first 20 years as all the required surveys can be done afloat. In 2019, the PGN FSRU Lampung will have an on-water survey done. In the first 15 years after its delivery from the shipyard, we expect the Höegh Gallant to have a renewal survey every five years and to be drydocked every 7.5 years. The Höegh Gallant is scheduled to be drydocked in 2019. The Höegh Grace is also designed to carry out renewal surveys afloat and is not expected to go into drydocking for the duration of its current charter. If any vessel does not maintain her class or fails any annual survey, renewal survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable. We would lose revenue while the vessel was off-hire and incur costs of compliance. This would negatively impact our revenues and reduce our cash available for distribution to unitholders.

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

In addition to the sanctions against Iran, the U.S. also has sanctions that target other countries, entities and individuals. These sanctions have certain extraterritorial effects that need to be considered by non-U.S. companies. It should also be noted that other governments have implemented versions of U.S. sanctions. We believe that we are in compliance with all applicable sanctions and embargo laws and regulations imposed by the U.S., the United Nations or European Union (the "EU") countries and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our units. Additionally, some investors may decide to divest their interest, or not to invest, in our units simply because we may do business with companies that do business in sanctioned countries. Investor perception of the value of our units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

Although we have remediated the material weaknesses in our internal control over financial reporting identified as of December 31, 2017, there may from time to time exist deficiencies in our control systems that could materially and adversely affect us.

We are required to establish and periodically assess the design and operating effectiveness of our internal control over financial reporting. As discussed in “Item 15. Controls and Procedures,” in connection with our assessment of the internal control over financial reporting for the year ended December 31, 2017, we disclosed in our Annual Report on Form 20-F for the year ended December 31, 2017 a material weakness relating to operating effectiveness of information technology (“IT”) general controls related to controls over user access controls related to financial applications and a material weakness related to controls over the accounting for procurement of goods and services. With respect to the material weakness related to our controls over user access controls related to financial applications, we implemented the following remedial measures in 2018: (i) formalized the operation and documentation of controls performed for discontinuing user access for terminated employees and consultants; (ii) reassessed all user access rights, evaluated appropriate segregation of duties and revised user access rights, as required; (iii) hired additional qualified personnel to monitor and perform controls over user access; and (iv) monitored the performance of our internal controls and procedures related to user access and took remediating actions when controls were not being appropriately performed or documented. With respect to the material weakness related to our controls over the accounting for procurement of goods and services related to vessel operating expenses, we implemented the following remedial measures in 2018: (i) reassessed and improved the design, operation and documentation of controls related to (a) input data to the three-way match of the purchase order, delivery confirmation and invoice to detect errors in supplier invoicing, and (b) accruals for delivered goods and services not yet invoiced, related to vessel operating expenses; (ii) trained those performing the controls on the procedures and documentation required; and (iii) monitored the performance of our internal controls and procedures related to procurement of goods and services related to vessel operating expenses. Although we believe these weaknesses have been remediated as of December 31, 2018, we cannot assure you that there will not be additional material weaknesses in our internal control over financial reporting in the future. Any such additional material weaknesses could materially and adversely affect our financial condition and results of operations and our ability to accurately report our financial condition and results of operations in a reliable and timely manner.

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

We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data. These laws, directives, and regulations, and their interpretation and enforcement continue to evolve and may be inconsistent from jurisdiction to jurisdiction. For example, the General Data Protection Regulation (“GDPR”), which regulates the use of personally identifiable information, went into effect in the EU on May 25, 2018 and applies globally to all of our activities conducted from an establishment in the EU, to related products and services that we offer to EU customers and to non-EU customers which offer services in the EU. GDPR broadens the scope of personal privacy laws to protect the rights of EU citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. Complying with GDPR and similar emerging and changing privacy and data protection requirements may cause us to incur substantial costs or require us to change our business practices. Noncompliance with our legal obligations relating to privacy and data protection could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure and could affect our ability to retain and attract customers, which could have an adverse effect on our business, financial conditions, results of operations, cash flows and ability to pay distributions.

The results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets as well as our business, operating results and financial condition.

The 2016 United Kingdom referendum on its membership in the EU resulted in a majority of United Kingdom voters voting to exit the EU (“Brexit”), and in March 2017, the United Kingdom formally initiated the Brexit process. The referendum was advisory, and any terms of the withdrawal are subject to a negotiation period that lasts at least two years after the March 2017 initiation. Though the United Kingdom withdrawal from the EU was originally scheduled to occur in March 2019, there is currently no agreement in place regarding the withdrawal, creating significant uncertainty about the future relationship between the United Kingdom and the EU, including with respect to the laws and regulations that will apply as the United Kingdom determines which EU-derived laws and regulations to replace or replicate in the event of a withdrawal. Additionally, it remains possible that the United Kingdom’s membership in the EU ends without any agreement between the United Kingdom and the EU on the terms of their relationship going forward. The referendum has also given rise to calls for the governments of other EU member states to consider withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could adversely affect our business, financial condition and operating results. As a result of the uncertainty and the potential consequences that may follow Brexit, we face risks with respect to volatility in exchange rates and interest rates due to potential effects on global economic conditions. Any of these effects of Brexit, and others we cannot anticipate, could adversely affect our business, operating results and financial condition.

As a Marshall Islands partnership with principal executive offices in Bermuda, and also having subsidiaries in the Marshall Islands and other offshore jurisdictions, our operations may be subject to economic substance requirements of the European Union, which could harm our business.

On December 5, 2017, following an assessment of the tax policies of various countries by the Code of Conduct Group for Business Taxation of the European Union (the “COCG”), the Council of the European Union (the “Council”) approved and published Council conclusions containing a list of “non-cooperative jurisdictions” for tax purposes (the “2017 Conclusions”). On March 12, 2019, the Council adopted a revised list of non-cooperative jurisdictions (the “2019 Conclusions”). In the 2019 Conclusions, Bermuda and the Republic of the Marshall Islands, among others, were placed by the E.U. on its list of non-cooperative jurisdictions for tax purposes for failing to implement certain commitments previously made to the E.U. by the agreed deadline. Also, although not considered a non-cooperative jurisdiction in the 2017 Conclusions, the Cayman Islands were listed as having a “tax regime that facilitates offshore structures which attract profits without real economic activity.” E.U. member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries in 2019. E.U. legislation prohibits E.U. funds from being channeled or transited through entities in non-cooperative jurisdictions.

We are a Marshall Islands partnership with principal executive offices in Bermuda. Our operating company is also a Marshall Islands entity and several of our subsidiaries are organized in the Cayman Islands. At present, the impact of being included on the list of non-cooperative jurisdictions for tax purposes is unclear. These jurisdictions have enacted or may enact economic substance laws and regulations with which we may be obligated to comply. For example, on December 17, 2018, the House of Assembly of Bermuda passed the Economic Substance Act 2018 of Bermuda (the “Economic Substance Act”), which became operative on December 31, 2018, along with the Economic Substance Regulations 2018 of Bermuda. The Economic Substance Act requires each registered entity to maintain a substantial economic presence in Bermuda and provides that a registered entity that carries on a relevant activity complies with economic substance requirements if (i) it is directed and managed in Bermuda, (ii) its core income-generating activities (as may be further prescribed) are undertaken in Bermuda with respect to the relevant activity, (iii) it maintains adequate physical presence in Bermuda, (iv) it has adequate full time employees in Bermuda with suitable qualifications and (v) it incurs adequate operating expenditure in Bermuda in relation to the relevant activity. Additionally, new legislation adopted in the Cayman Islands (which came into force on January 1, 2019) requires certain entities that carry out particular activities to comply with an economic substance test whereby the entity must show that it (i) carries out activities that are of central importance to the entity from the Cayman Islands, (ii) has held an adequate number of its board meetings in the Cayman Islands when judged against the level of decision-making required and (iii) has an adequate (a) amount of operating expenditures in the Cayman Islands, (b) physical presence in the Cayman Islands and (c) number of full-time employees in the Cayman Islands. Both the recent Bermuda and Cayman Islands legislation provide for a six-month transition period for entities already in those jurisdictions as of December 31, 2018 to come into compliance. If we fail to comply with our obligations under this legislation or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or could be struck from the register of companies, in related jurisdictions.

We do not know; if the E.U. will remove Bermuda or the Marshall Islands from, or add the Cayman Islands to, the list of non-cooperative jurisdictions; what actions the Marshall Islands may take, if any, to remove itself from the list; how quickly the E.U. would react to any changes in legislation of the Marshall Islands or Bermuda; or how E.U. banks or other counterparties will react while we or any of our subsidiaries remain as entities organized and existing under the laws of listed countries. The effect of the E.U. list of non-cooperative jurisdictions, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, could have a material adverse effect on our business, financial conditions and operating results.

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

As of March 31, 2019, Höegh LNG owns approximately 10.5% of our common units and all of our subordinated units, which represent an aggregate approximate 46.0% limited partner interest in us. Certain of our directors will also serve as directors of Höegh LNG or its affiliates and, as such, they will have fiduciary duties to Höegh LNG that may cause them to pursue business strategies that disproportionately benefit Höegh LNG or its affiliates or which otherwise are not in the best interests of us or our unitholders.

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

Our sole existing officer and any future officers may face conflicts in the allocation of their time to our business. The affiliates of our general partner, including Höegh LNG, conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of our officers who also provide services to our general partner’s affiliates, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, while our Chief Executive Officer and Chief Financial Officer is expected to devote the substantial majority of his time to our business, he may, from time to time, participate in activities for Höegh LNG that are linked to opportunities or challenges for us.

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

Pursuant to the ship management agreements and related agreements, we and our joint ventures pay fees for services provided directly or indirectly by Höegh LNG Management, and we and our joint ventures reimburse Höegh LNG Management for all expenses incurred on our behalf. These fees and expenses include all costs and expenses incurred in providing certain crewing and technical management services to the Neptune, the Cape Ann, the Höegh Gallant and the Höegh Grace. In addition, pursuant to a technical information and services agreement for the PGN FSRU Lampung, we reimburse Höegh Norway for expenses Höegh Norway incurs pursuant to the sub-technical support agreement that it is party to with Höegh LNG Management.

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

•	The unitholders are unable to remove our general partner without its consent because our general partner and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 75% of all outstanding common and subordinated units voting together as a single class is required to remove the general partner. Höegh LNG owns approximately 46.0% of the outstanding common and subordinated units. Additionally, during the term of the SRV Joint Gas shareholders’ agreement, Höegh LNG has agreed to continue to own common units and subordinated units representing a greater than 25% limited partner interest in us in the aggregate.

•	If our general partner is removed without “cause” during the subordination period and units held by our general partner and its affiliates are not voted in favor of that removal, all remaining subordinated units will automatically convert into common units, any existing arrearages on the common units will be extinguished, and Höegh LNG will have the right to convert its incentive distribution rights into common units or to receive cash in exchange for those interests based on the fair market value of those interests at the time. A removal of our general partner under these circumstances would adversely affect the common units by prematurely eliminating their distribution and liquidation preference over the subordinated units, which would otherwise have continued until we had met certain distribution and performance tests. Any conversion of the incentive distribution rights would be dilutive to existing unitholders. Furthermore, any cash payment in lieu of such conversion could be prohibitively expensive. “Cause” is narrowly defined to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor business decisions, such as charges of poor management of our business by the directors appointed by our general partner, so the removal of our general partner because of the unitholders’ dissatisfaction with the general partner’s decisions in this regard would most likely result in the termination of the subordination period.

•	Common unitholders are entitled to elect only four of the seven members of our board of directors. Our general partner in its sole discretion appoints the remaining three directors.

•	Election of the four directors elected by unitholders is staggered, meaning that the members of only one of four classes of our elected directors will be selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

•	Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

•	Unitholders’ voting rights are further restricted by our partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates (including Höegh LNG) and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

•	There are no restrictions in our partnership agreement on our ability to issue equity securities, including securities senior to the common units.

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

We have granted registration rights to Höegh LNG and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common, subordinated or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of March 31, 2019, Höegh LNG owns 2,101,438 common units and 13,156,060 subordinated units and all of the incentive distribution rights. Following their registration and sale under the applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

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

We may, without the approval of our common unitholders, issue an unlimited number of additional units or other equity securities. In addition, we may issue units that are senior to the common units in right of distribution, liquidation and voting. For example, in October 2017, we issued 4,600,000 8.75% Series A preferred units. The Series A preferred units rank senior to the Partnership's common units and subordinated units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up but junior to all of the Partnership's debt and other liabilities. In addition, on January 26, 2018, we entered into a sales agreement with B. Riley Inc. (the "Agent"). Under the terms of the sales agreement, we may offer and sell up to $120 million aggregate offering amount of common and Series A preferred units (the "ATM program"), from time to time, through the Agent. As of March 31, 2019, we had issued an aggregate of 253,106 common units and 1,529,070 Series A preferred units under the ATM program since its inception. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

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

During the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.3375 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash from operating surplus to be distributed on the common units. Upon the expiration of the subordination period, the subordinated units will convert into common units and will then participate pro rata with other common units in distributions of available cash. The subordination period generally will end if we have earned and paid at least $0.3375 on each outstanding common and subordinated unit for any three consecutive four-quarter periods ending on or after June 30, 2019. We currently anticipate that the subordination period will end when we make our quarterly distribution for the quarter ended June 30, 2019.

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

As of March 31, 2019, Höegh LNG, which owns and controls of our general partner, owns approximately 10.5% of our common units. At the end of the subordination period, assuming no additional issuances of common units, and the conversion of our subordinated units into common units, Höegh LNG will own approximately 46.0% of our common units.

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

Reforms, including the potential phasing out of LIBOR after 2021, may adversely affect us.

We have floating rate debt, the interest rate of which is determined based on the London Interbank Offered Rate (‘‘LIBOR’’). LIBOR and other “benchmark” rates are subject to ongoing national and international regulatory scrutiny and reform. For example, on July 27, 2017, the United Kingdom Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021 (the “FCA Announcement”). We are unable to predict the effect of the FCA Announcement or other reforms, whether currently enacted or enacted in the future. They may result in the phasing out of LIBOR as a reference rate. The outcome of reforms may result in increased interest expense to us, may affect our ability to incur debt on terms acceptable to us and may result in increased costs related to amending our existing debt instruments, which could adversely affect our business, results of operations and financial condition.

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

Subject to the limitations in our partnership agreement, we distribute all of our available cash each quarter to our limited partners. “Available cash” is defined in our partnership agreement, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own):

•	less the amount of cash reserves established by our board of directors to:

•	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

•	comply with applicable law, any debt instruments, or other agreements;

•	provide funds for payments to holders of Series A preferred units; or

•	provide funds for distributions to our limited partners and to our general partner for any one or more of the next four quarters; and

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreements and in all cases used solely for working capital purposes or to pay distributions to unitholders.

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

Our Series A preferred units are subordinated to all of our existing and future indebtedness. As of December 31, 2018, our total outstanding principal amount of debt was $479.5 million and we had the ability to borrow an additional $45.7 million under our revolving credit facilities, subject to limitations in the credit facilities. We may incur additional debt under these or future credit facilities. The payment of principal and interest on our debt reduces cash available for distribution to us and on our limited partner interests, including the Series A preferred units.

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

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” These provisions include an exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting and an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to our auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements. For as long as we take advantage of the reduced reporting obligations, the information that we provide unitholders may be different than information provided by other public companies. We cannot predict if investors will find our common units less attractive because we may rely on these exemptions. If some investors find our common units less attractive as a result, there may be a less active trading market for our common units and our unit price may be more volatile. Furthermore, while we believe we have remediated the material weaknesses in our internal control over financial reporting as described in “Item 15. Controls and Procedures,” we cannot assure you that there will not be material weaknesses in our internal control over financial reporting in the future. Our failure to maintain effective internal control over financial reporting could materially and adversely affect our ability to accurately report our financial condition and results of operations in a reliable and timely manner or prevent fraud, which could cause investors to lose confidence in our reported financial information, leading to a decline in the trading price of our common units. Please read “—Risks Related to Our Business— Although we have remediated the material weaknesses in our internal control over financial reporting identified as of December 31, 2017, there may from time to time exist deficiencies in our control systems that could materially and adversely affect us.”

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

Moreover, there are legal uncertainties involved in determining whether the income derived from time-chartering activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), the United States Court of Appeals for the Fifth Circuit (the “Fifth Circuit”) held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a provision of the Internal Revenue Code of 1986, as amended (the "Code") relating to foreign sales corporations. In that case, the Fifth Circuit did not address the definition of passive income or the PFIC rules; however, the reasoning of the case could have implications as to how the income from a time charter would be classified under such rules. If the reasoning of this case were extended to the PFIC context, the gross income we derive or are deemed to derive from our time-chartering activities may be treated as rental income, and we would likely be treated as a PFIC. In published guidance, the Internal Revenue Service (“IRS”), stated that it disagreed with the holding in Tidewater, and specified that time charters similar to those at issue in the case should be treated as service contracts. We have not sought, and we do not expect to seek, an IRS ruling on the treatment of income generated from our time-chartering activities. As a result, the IRS or a court could disagree with our position. No assurance can be given that this result will not occur.

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

Under the Code, U.S. source gross transportation income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction of expenses unless an exemption from tax applies under Section 883 of the Code and the existing final and temporary regulations promulgated thereunder (“Treasury Regulations”). U.S. source gross transportation consists of 50.0% of the gross shipping income that a non-U.S. vessel-owning or chartering corporation, such as ourselves, derives (either directly or through one or more subsidiaries that are classified as partnerships or disregarded as entities separate from such corporation for U.S. federal income tax purposes) and that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States.

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

The vessels in our fleet do not currently engage, and we do not expect that they will in the future engage, in transportation that begins and ends in the United States or in the provision of regasification or storage services in the United States. If, notwithstanding this expectation, our subsidiaries earn income in the future from transportation that begins and ends in the United States, or from regasification or storage activities in the United States, that income would not be exempt from U.S. federal income tax under Section 883 of the Code and would be subject to a 21% net income tax in the United States (and the after-tax earnings attributable to such income may be subject to an additional 30% branch profits tax). Please read “Item 4.B Business Overview—Taxation of the Partnership—United States Taxation—The Section 883 Exemption” for a more detailed discussion of the rules relating to qualification for the exemption under Section 883 of the Code and the consequences for failing to qualify for such an exemption.

You may be subject to income tax in one or more non-U.S. jurisdictions, including the United Kingdom and Norway, as a result of owning our common units if, under the laws of any such jurisdiction, we are considered to be carrying on business there. Such laws may require you to file a tax return with, and pay taxes to, those jurisdictions.

We conduct our affairs and cause or influence each of our subsidiaries to operate its business in a manner that minimizes income taxes imposed upon us and our subsidiaries and that may be imposed upon you as a result of owning our units. However, because we are organized as a limited partnership, there is a risk in some jurisdictions, including the United Kingdom and Norway, that our activities or the activities of our subsidiaries may be attributed to our unitholders for tax purposes if, under the laws of such jurisdiction, we are considered to be carrying on business there. If you are subject to tax in any such jurisdiction, you may be required to file a tax return with, and to pay tax in, that jurisdiction based on your allocable share of our income. We may be required to reduce distributions to you on account of any tax withholding obligations imposed upon us by that jurisdiction in respect of such allocation to you. The United States generally will not allow a tax credit for any foreign income taxes that you directly or indirectly incur by virtue of an investment in us.

We believe we can conduct our affairs in a manner that does not result in our unitholders being considered to be carrying on business in the United Kingdom or Norway solely as a consequence of the acquisition, ownership, disposition or redemption of our common units. However, the question of whether either we or any of our subsidiaries will be treated as carrying on business in any jurisdiction, including the United Kingdom and Norway, will be largely a question of fact to be determined through an analysis of the decisions made and powers exercised by our board of directors, the limitation of the CEO/CFO’s decision making to day-to-day management for the purpose of implementing the decisions made by our board of directors, contractual arrangements, including the ship management agreements that our joint ventures and subsidiaries have entered into with Höegh LNG Management, the sub-technical support agreement that Höegh Norway has entered into with Höegh LNG Management, the administrative service agreement we have entered into with our operating company and Höegh UK, the administrative service agreement our operating company has entered into with Leif Höegh UK and the administrative service agreements Höegh UK has entered into with Höegh Norway and with Leif Höegh UK, as well as through an analysis of the manner in which we conduct business or operations, all of which may change over time. Furthermore, the laws of the United Kingdom, Norway or any other jurisdiction may also change, which could cause that jurisdiction’s taxing authorities to determine that we are carrying on business in such jurisdiction and that we or our unitholders are subject to its taxation laws. In addition to the potential for taxation of our unitholders, any additional taxes imposed on us or any of our subsidiaries will reduce our cash available for distribution.

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

On October 1, 2015, we acquired 100% of the shares of Höegh FSRU III, the entity that indirectly owned the FSRU Höegh Gallant. On January 3, 2017, we closed the acquisition of a 51% ownership interest in the Höegh Grace entities. On December 1, 2017, we closed the acquisition of the remaining 49% ownership interest in the Höegh Grace entities.

As of March 31, 2019, we had a fleet of five FSRUs. Our fleet consists of interests in the following vessels:

•	a 50% interest in the Neptune, an FSRU built in 2009 that is currently operating under a time charter with Global LNG Supply, a subsidiary of Total, a French publicly listed company, that produces and markets fuels, natural gas and low-carbon electricity, that expires in 2029, with an option to extend for up to two additional periods of five years each;

•	a 50% interest in the Cape Ann, an FSRU built in 2010 that is currently operating under a time charter with Global LNG Supply that expires in 2030, with an option to extend for up to two additional periods of five years each;

•	a 100% economic interest in the PGN FSRU Lampung, an FSRU built in 2014 that is currently operating under a time charter with PGN LNG, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk, a subsidiary of PT Pertamina, government-controlled, Indonesian oil and gas producer, natural gas transportation and distribution company. The time charter expires in 2034, with options to extend the time charter either for an additional 10 years or for up to two additional periods of five years each;

•	a 100% interest in the Höegh Gallant, an FSRU built in 2014 that is currently operating under a time charter with EgyptCo, a subsidiary of Höegh LNG, that expires in 2020. EgyptCo had a time charter agreement with the government-owned Egyptian Natural Gas Holding Company ("EGAS") until October 2018. EgyptCo has an LNG carrier time charter to a third party from October 2018 until April 2020. In addition, we have an option agreement pursuant to which we have the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025; and

•	a 100% interest in Höegh Grace, an FSRU built in 2016 that is currently operating under a time charter with SPEC. SPEC is owned 51% by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas, and 49% by private equity investors. The non-cancellable charter period is 10 years. The initial term of the charter is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without a penalty. However, if SPEC waives its right to terminate in year 10 within a certain deadline, we will not be able to exercise our right to terminate in year 10.

We were formed on April 28, 2014 as a Marshall Islands limited partnership and have our principal executive offices at Wessex House, 5th Floor, 45 Reid Street, Hamilton, Bermuda.

Capital Expenditures

Our capital expenditures amounted to $0.7 million, $21 thousand and $0.5 million for the years ended December 31, 2018, 2017 and 2016 respectively.

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

Key benefits of FSRU technology include:

•	Speed. Planning, siting, permitting and constructing a traditional, land-based LNG terminal typically requires five to six years. In comparison, FSRU projects typically take less than 24 months to execute, and have been implemented in as little as six months.

•	Reduced Costs. FSRUs are considerably less capital intensive than a land-based LNG terminal, where even small terminals can cost upwards of $600 million. More importantly, the providers of FSRUs are prepared to retain ownership of their vessels and charter them to the importing company for a short, medium or long term period, avoiding the need for major capital outlays and corresponding financing requirements.

•	Greater Cost Certainty. An importer has greater clarity on fees for regasification services and delivery of gas with an FSRU as compared to a land-based LNG terminal, which may be more likely to face construction cost overruns and uncertainty around terminal throughput fees.

•	Operational Flexibility. FSRU operators have entered into agreements as short as three years, whereas land-based LNG terminals often require long term commitments of 15 years or more.

•	Market Flexibility. Some FSRUs can also be operated as conventional LNG carriers and owners have been prepared to build such vessels on a speculative basis. FSRU technology has the flexibility to meet different market needs and terminal location challenges.

However, FSRUs are not without limitations and constraints. Land-based terminals typically have larger storage capacity and potentially larger gas send out capacities than FSRUs, especially FSRUs that are a result of LNG carrier conversions. This disadvantage could be partially mitigated by using multiple FSRUs. Greater storage capacity of land-based terminals facilitates faster cargo offload in a situation when storage tanks are partially full. The boil-off rate of an FSRU is higher than that of a land-based terminals, and boil-off gas that cannot be used for fuel or regas purposes has to be flared in the gas combustion unit. The limitations on the physical size of an FSRU prevent it from having as much redundancy of vaporization equipment as a land-based terminal. As a result, an FSRU is more vulnerable to equipment outages, and thus requires the FSRU provider to hold very high standards regarding operations and maintenance. A technical problem with an FSRU could require a visit to drydock, which would result in a loss of service.

Our Relationship with Höegh LNG

We believe that one of our principal strengths is our relationship with Höegh LNG (Oslo Børs symbol: HLNG). With a track record dating back to the delivery of the world’s first Moss-type LNG carrier in 1973, we believe that Höegh LNG is one of the most experienced operators of LNG carriers, and one of only a few operators of FSRUs in the world, excluding FSRUs owned by companies dedicated to single projects, and has one of the largest FSRU fleets in operation and under construction. Our affiliation with Höegh LNG gives us access to Höegh LNG’s long-standing relationships with leading oil and gas companies, utility companies, shipbuilders, financing sources and suppliers, which we believe will allow us to compete more effectively when seeking additional long-term charters for FSRUs, LNG carriers and other LNG infrastructure assets. In addition, we believe Höegh LNG’s more than 40-year track record of providing LNG services and its technical, commercial and managerial expertise, including its leadership in the development of floating liquefaction solutions, will enable us to continue to maintain the high utilization of our fleet to preserve our stable cash flows. We cannot assure you that our relationship with Höegh LNG will lead to high fleet utilization rates or stable cash flows in the future.

Business Strategies

Our primary business objective is to increase quarterly distributions per unit over time by executing the following strategies:

•	Focus on FSRU Newbuilding Acquisitions. We intend to acquire newbuilding FSRUs on long-term charters, which we believe generally offer greater flexibility than FSRUs based on retrofitted, first generation LNG carriers. Newbuilding FSRUs have superior fuel efficiency, improved storage performance and larger capacity than retrofitted, first-generation LNG carriers. Their larger capacity allows for a full cargo from a comparably sized, modern-day LNG carrier to be offloaded in a single transfer, and this streamlines logistics. We may also acquire retrofitted LNG carriers if such vessels are converted from modern LNG carriers with comparable and logistical benefits. In addition, Höegh LNG has strong customer relationships deriving from its ability to work alongside customers on their vessel design and infrastructure needs. Moreover, Höegh LNG pursues a strategy of generally maintaining one or more uncontracted newbuilding vessels on order so it can provide its customers an FSRU with minimum lead time. We believe that Höegh LNG’s ability to offer newbuild vessels promptly and its engineering expertise make it an operator of choice for projects that require rapid execution, complex engineering or unique specifications. This, in turn, enhances the growth opportunities available to us.

•	Pursue Strategic and Accretive Acquisitions of FSRUs, LNG Carriers and Other LNG Infrastructure Assets on Long-Term, Fixed-Rate Charters with Strong Counterparties. We will seek to leverage our relationship with Höegh LNG to make strategic and accretive acquisitions. Pursuant to the omnibus agreement that we have entered into with Höegh LNG, Höegh LNG is required to offer us the opportunity to purchase all or portion of Höegh LNG's interest in FSRUs or LNG carriers under a charter of five or more years. We also intend to take advantage of business opportunities and market trends in the LNG transportation industry to grow our assets through third-party acquisitions of FSRUs, LNG carriers and other LNG infrastructure assets under long-term charters.

•	Expand Global Operations in High-Growth Regions. We will seek to capitalize on opportunities emerging from the global expansion of LNG production activity and the need to provide flexible regasification solutions in areas which require natural gas imports. We believe that Höegh LNG’s position as one of a few FSRU owners and operators in the world, more than 40-year operational track record and strong customer relationships will enable us to have early access to new projects worldwide.

•	Enhance and Diversify Customer Relationships Through Continued Operating Excellence and Technological Innovation. We intend to maintain and grow our cash flows by focusing on strong customer relationships and actively seeking the extension and renewal of existing charters, entering into new long-term charters with current customers, and identifying new business opportunities with other creditworthy charterers. We believe our customer relationships are enhanced by our ability to provide expert technical advice to our customers through Höegh LNG’s in-house engineering department, which in turn enables us to be directly involved in our customers’ project development processes. We will continue to incorporate safety, health, security and environmental stewardship into all aspects of vessel design and operation in order to satisfy our customers and comply with national and international rules and regulations. We believe that Höegh LNG’s operational expertise, recognized position, and track record in floating LNG infrastructure services will position us favorably to capture additional commercial opportunities in the FSRU and LNG sectors.

We can provide no assurance, however, that we will be able to implement our business strategies described above or that the business strategies discussed above will increase our quarterly distributions. For further discussion of the risks that we face, please read “Item 3.D. Risk Factors.”

Our Fleet

Our Current Fleet

As of March 31, 2019, our fleet consists of interests in the following vessels:

•	a 50% interest in the Neptune, an FSRU built in 2009 that is currently operating under a time charter with Global LNG Supply that expires in 2029, with an option to extend for up to two additional periods of five years each;

•	a 50% interest in the Cape Ann, an FSRU built in 2010 that is currently operating under a time charter with Global LNG Supply that expires in 2030, with an option to extend for up to two additional periods of five years each;

•	a 100% economic interest in the PGN FSRU Lampung, an FSRU built in 2014 that is currently operating under a time charter with PGN LNG that expires in 2034, with options to extend either for an additional 10 years or for up to two additional periods of five years each;

•	a 100% interest in the Höegh Gallant, an FSRU built in 2014 that is currently operating under a time charter with EgyptCo, a subsidiary of Höegh LNG, that expires in 2020. EgyptCo had a time charter agreement with EGAS until October 2018. EgyptCo has an LNG carrier time charter to a third party from October 2018 until April 2020. In addition, we have an option agreement pursuant to which we have the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025; and

•	a 100% interest in Höegh Grace, an FSRU built in 2016 that is currently operating under a time charter with SPEC. The non-cancellable charter period is 10 years. The initial term of the charter is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC waives its right to terminate in year 10 within a certain deadline, we will not be able to exercise our right to terminate in year 10.

Both the Neptune and the Cape Ann are owned in joint ventures with MOL and TLT, which own in the aggregate 50% of each joint venture. For a description of the joint venture agreements governing our joint ventures, please read “Item 4.B. Business Overview—Shareholder Agreements.” The PGN FSRU Lampung is 49% owned by one of our subsidiaries and 51% owned by PT Bahtera Daya Utama (“PT Bahtera”), an Indonesian subsidiary of PT Imeco Inter Sarana, which provides products and services for various energy and infrastructure projects. Due to local Indonesian regulations, we are required to have a local Indonesian joint venture partner (e.g., PT Bahtera). However, we have a 100% economic interest in the PGN FSRU Lampung. For a description of the agreements related to this arrangement, please read “—Shareholder Agreements—PT Höegh Shareholders’ Agreement.”

The following table provides information about our five FSRUs:

			Maximum						Charter
	Our		send out	Location					extension
	Economic	Capacity	capacity	of	Charter		Charter		option
FSRU	Interest	(cbm)	(MMscf/d)	operation	commencement	Charterer	Expiration		period
Neptune	50%	145,000	750	Turkey	November 2009	Global LNG Supply	2029		Five years plus five years
Cape Ann	50%	145,000	750	Various	June 2010	Global LNG Supply	2030		Five years plus five years
PGN FSRU Lampung	100%	170,000	360	Indonesia	July 2014	PGN LNG	2034		Five or 10 years(1)
Höegh Gallant	100%	170,000	500	Various	April 2015	EgyptCo (2)	2020		n/a
Höegh Grace	100%	170,000	500	Colombia	December 2016	SPEC	2036	(3)	n/a

(1)	After the initial term, PGN LNG has the choice to extend the term by either five years or 10 years. If PGN LNG extends the term by five years, it subsequently may extend the term by another five years.

(2)	Pursuant to an option agreement, the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025. Please read “Item 7.B. Related Party Transactions—Acquisition of the Höegh Gallant.”

(3)	The non-cancellable term is 10 years. The initial term is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC waives its right to terminate in year 10 within a certain deadline, we will not be able to exercise our right to terminate in year 10.

As of December 31, 2018, the Neptune, the Cape Ann, the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace were approximately 9.2 years old, 8.6 years old, 4.8 years old, 4.2 years old and 2.8 years old, respectively. FSRUs are generally designed to have a lifespan of approximately 40 years.

Since December 2016, the Neptune has been operating as the first FSRU in the Turkish market at the Etki Terminal near the port of Aliaga in Izmir province on the west coast of Turkey. Prior to that, the Neptune was used as an LNG carrier, delivering LNG from Trinidad to Boston, Spain, Asia and other locations. From April 2018, the Cape Ann has served as an LNG carrier prior to, and subsequent to, the drydock and modifications for the charterer's new FSRU sub-contract due to commence during 2019. From October 2017 to March 2018, the Cape Ann was sub-chartered as an FSRU, located in Tianjin outside Beijing, China. From November 2013 to January 2017, the Cape Ann was also sub-chartered and employed as China’s first FSRU, serving the same terminal in Tianjin, China. At the time of construction, both the Neptune and the Cape Ann were the most advanced FSRUs ever built in terms of regasification technology, power generation and thermal insulation. In addition, the vessels received the “Green Passport” from Det Norske Veritas GL certifying the environmental considerations taken when constructing, operating and ultimately when disposing of the vessel.

The PGN FSRU Lampung is located offshore in the Lampung province at the southeast coast of Sumatra, Indonesia. The vessel is moored at a purpose-built mooring system built by a subcontractor of Höegh LNG, subsequently sold to PGN LNG and located approximately 16 kilometers offshore.

In October 2018, the Höegh Gallant commenced operating as an LNG carrier for EgyptCo.'s charter with a third party with a term until April 2020. The FSRU Höegh Gallant operated as an LNG import terminal at Ain Sokhna port, located on the Red Sea in Egypt, until October 2018. The Höegh Gallant was delivered from the shipyard in November 2014 and employed as an LNG carrier until mid-January 2015 when it entered the shipyard for minor modifications required for the contract in Egypt.

The Höegh Grace is operating as an LNG import terminal in the port of Cartagena on the Atlantic coast of Colombia. The Höegh Grace was delivered from the shipyard in March 2016 and employed as an LNG carrier by SPEC from June to October 2016.

Each of the Neptune, the Cape Ann, the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace has a reinforced membrane-type cargo containment system that facilitates offshore loading operations.

Additional FSRUs

Pursuant to the omnibus agreement we entered into with Höegh LNG at the time of the IPO, Höegh LNG is obligated to offer to the Partnership any FSRU or LNG carrier operating under a charter of five or more years.

Höegh LNG is actively pursuing the following projects that are subject to a number of conditions outside its control, impacting the timing and the ability of such projects to go forward. The Partnership may have the opportunity in the future to acquire the FSRUs listed below, when operating under a charter of five years or more, if one of the following projects is fulfilled:

•	On December 21, 2018, Höegh LNG announced that it had entered into a contract with AGL Shipping Pty Ltd. ("AGL"), a subsidiary of AGL Energy Ltd., to provide an FSRU to service AGL's proposed import facility in Victoria, Australia. The contract is for a period of 10 years and is subject to AGL's final investment decision by the board of directors of AGL Energy Ltd. for the project and obtaining necessary regulator and environmental approvals.

•	Höegh LNG has also won exclusivity to provide an FSRU for a potential import project at Port Kembia, Australia.

Höegh LNG has two operating FSRUs, the Höegh Giant (HHI Hull No. 2552), which was delivered from the shipyard on April 27, 2017 and the Höegh Esperanza (HHI Hull No. 2865), which was delivered from the shipyard on April 5, 2018. The Höegh Giant is operating on a three-year contract that commenced on February 7, 2018 with Gas Natural SGD, SA (“Gas Natural Fenosa”). The Höegh Esperanza is operating on a three-year contract that commenced on June 7, 2018 with CNOOC Gas & Power Trading and Marketing Ltd. (CNNOC) which has an option for a one-year extension. Höegh LNG took delivery of the Höegh Gannet (HHI Hull No.2909) on December 6, 2018, which will serve on a 15 month LNG carrier contract with Naturgy. Höegh LNG has one additional FSRU on order (SHI Hull No. 2220) (under a shipbuilding contract with Samsung Heavy Industries ("SHI")).

Pursuant to the terms of the omnibus agreement, we will have the right to purchase the Höegh Giant, the Höegh Esperanza, the Höegh Gannet and SHI Hull No. 2220 following acceptance by the respective charterer of the related FSRU under a contract of five years or more, subject to reaching an agreement with Höegh LNG regarding the purchase price. There can be no assurance that we will acquire any vessels from Höegh LNG or of the terms upon which any such acquisition may be made.

The following table provides information about the additional FSRUs that we anticipate that we may have the right to purchase from Höegh LNG pursuant to the omnibus agreement or by agreement with Höegh LNG:

		Maximum
		send out
	Capacity	capacity
FSRU	(cbm)	(MMscf/d)
Höegh Giant	170,000	750
Höegh Esperanza	170,000	750
Höegh Gannet	170,000	1,000
Hull no. 2220	170,000	750

Please read “Item 7.B. —Related Party Transactions—Omnibus Agreement” for a description of our omnibus agreement.

Technical Specifications

Each FSRU in our fleet, as well as the Höegh Giant, Höegh Esperanza, Höegh Gannet and SHI Hull No. 2220, has or will have the following onboard equipment for the vaporization of LNG and delivery of high-pressure natural gas:

•	High-Pressure Cryogenic Pumps. Each FSRU has, or will have upon delivery from the shipyard, high-pressure cryogenic pumps, which pressurize the LNG prior to vaporization.

•	Vaporizers. Each FSRU has, or will have upon delivery from the shipyard, vaporizers, which convert the LNG back to vaporous natural gas using heat generated by either steam boilers or seawater.

•	Dual-Fuel Diesel Electric Propulsion Plant. Each FSRU has, or will have upon delivery from the shipyard, a dual-fuel diesel electric propulsion plant, which provides the power for the vessel’s regasification, propulsion and utility systems.

•	Mooring System. Each of the Neptune and the Cape Ann is equipped with a submerged turret loading (“STL”) offshore mooring system and can also be moored to a jetty. The PGN FSRU Lampung is equipped for mooring to a tower yoke. The Höegh Gallant, the Höegh Grace, the Höegh Giant, the Höegh Esperanza, the Höegh Gannet and SHI Hull No. 2220 are or will be equipped for quay-side mooring.

•	Gas Export System. The PGN FSRU Lampung has an export pipeline on her bow, which is connected via jumper hoses to the tower yoke. The Höegh Gallant, the Höegh Grace, the Höegh Giant, the Höegh Esperanza, the Höegh Gannet and SHI Hull No. 2220 have or will have a high-pressure manifold on the side, to connect to the loading arms on the purpose-built jetties. The Neptune and the Cape Ann have an STL buoy system, but have also been retrofitted with high-pressure gas manifold on the side, which can be connected to loading arms on a jetty.

Each of the Höegh Giant, the Höegh Esperanza, the Höegh Gannet and SHI Hull No. 2220 is or will be equipped with the same reinforced membrane-type cargo containment system as our current fleet.

Each of the Neptune and the Cape Ann has a closed-loop regasification system, where heat for vaporization is generated by steam boilers. The PGN FSRU Lampung, the Höegh Gallant, the Höegh Grace and the Höegh Giant have open-loop regasification systems, where heat for vaporization is generated by pumping sea water. The Höegh Esperanza and the Höegh Gannet are equipped to operate using a regasification system that is closed-loop, open-loop or a combination of closed-loop and open-loop, i.e. any mix of seawater and steam heating. SHI Hull No. 2220 will have an open loop regasification system, but will also be prepared for retrofitting with a closed and combined loop system.

Each of the Neptune, the Cape Ann, the Höegh Gallant, the Höegh Grace, the Höegh Giant, the Höegh Esperanza, the Höegh Gannet and SHI Hull No. 2220 is or will be capable of operating as a conventional LNG carrier.

Customers

For the years ended December 31, 2018 and 2017, the total revenues in the consolidated statements of income are from PGN LNG, EgyptCo and SPEC. PGN LNG is a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk, a subsidiary of PT Pertamina, a government-controlled, Indonesian oil and gas producer, natural gas transportation and distribution company. EgyptCo had a time charter agreement with EGAS until October 2018. EgyptCo has an LNG carrier time charter to a third party from October 2018 until April 2020. SPEC is owned 51% by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas, and 49% by private equity investors. For the year ended December 31, 2016, total revenues in the consolidated statements of income are from PGN LNG and EgyptCo. Global LNG Supply, accounted for 100% of our joint ventures’ time charter revenues for the years ended December 31, 2018, 2017 and 2016. During 2018, Global LNG Supply was acquired by Total, a French publicly listed company, that produces and markets fuels, natural gas and low-carbon electricity, from ENGIE.

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

Neptune Time Charter

Initial Term; Extensions

The Neptune time charter commenced upon acceptance of the vessel by the charterer in November 2009. The initial term of the Neptune time charter is 20 years. Global LNG Supply has the option to extend the time charter for up to two additional periods of five years each.

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

If Global LNG Supply exercises its option to extend the Neptune time charter beyond its initial term, the hire rate will be determined as set forth above, provided that the fixed element will be reduced by approximately 30%.

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

Indemnification

No liability is imposed upon the vessel owner for the death or personal injury of the charterer, its representatives or their estates (collectively, the “Global Charterer’s Group”) while engaged in activities contemplated by the time charter unless such death or personal injury is by the gross negligence or willful misconduct of the vessel owner, its employees or its agents. Additionally, no liability is imposed upon the vessel owner if any personal property of the Global Charterer’s Group is damaged, lost or destroyed as a result of the gross negligence or willful misconduct of the vessel owner, its employees or its agents. Similar provisions apply to the charterer in both cases.

However, if any of the charterer’s representatives dies or is personally injured while engaged in activities contemplated by the time charter and as a result of the gross negligence or willful misconduct of the vessel owner, its employees or its agents, the vessel owner will indemnify the Global Charterer’s Group, as applicable. Additionally, if any personal property of the Global Charterer’s Group is damaged, lost or destroyed as a result of the gross negligence or willful misconduct of the vessel owner, its employees or its agents, the vessel owner will indemnify the Global Charterer’s Group, as applicable. Reciprocal obligations are imposed on the charterer in both cases.

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

Subcharter Provisions

Global LNG Supply entered into a subcharter to provide the Neptune as an FSRU for the Etki Terminal in Izmir province on the west coast of Turkey, pursuant to which Global LNG Supply and SRV Joint Gas Ltd. amended the Neptune time charter in December 2016 (the “Neptune charter amendments”). The Neptune charter amendments apply only during the term of the subcharter.

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

Cape Ann Time Charter

Initial Term; Extensions

The Cape Ann time charter commenced upon acceptance of the vessel by the charterer in June 2010. The initial term of the Cape Ann time charter is 20 years. Global LNG Supply has the option to extend the time charter for up to two additional periods of five years each. From October 2017 until March 2018, the Cape Ann operated as an FSRU pursuant to a subcharter between Global LNG Supply and CNOOC Tianjin LNG Limited Company (“CNOOC TLNG”). From November 2013 until January 3, 2017, the Cape Ann also operated as an FSRU pursuant to a similar subcharter with CNOOC TLNG.

Global LNG Supply entered into a subcharter with CNOOC TLNG, pursuant to which Global LNG Supply and SRV Joint Gas Two Ltd. amended the Cape Ann time charter in June 2012 and October 2017. Such amendments apply only during the term of the subcharter.

The terms of the Cape Ann time charter are substantially similar to those of the Neptune time charter unmodified by the Neptune charter amendments.

Guarantee

Pursuant to the Cape Ann time charter, both Höegh LNG Ltd. and MOL guarantee the performance and payment obligations of the vessel owner under the time charter. Such guarantee is joint and several as to performance obligations and several as to payment obligations. If the guarantee is not maintained, the charterer may terminate the time charter.

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

Purchase Option

PGN LNG was granted an option to purchase the PGN FSRU Lampung at specified prices based upon the year in which the option is exercised. Such option to purchase may be exercised commencing in June 2018; however, it may not be exercised if either of the charter extension options has expired without exercise. The option is exercisable upon PGN LNG giving us notice specifying the time and date of delivery, which must be after the third anniversary of the date of delivery. The option to purchase survives termination of the time charter. PGN LNG has discussed alternatives regarding the option, among other contractual provisions. However, no notice has been provided to indicate an intention of exercising this option as of March 31, 2019. Please read “Item 3.D. Risk Factors—Risks Inherent in Our Business—PGN LNG and SPEC have options to purchase the PGN FSRU Lampung and Höegh Grace, respectively. If either charterer exercises its option, it could have a material adverse effect on our operating cash flows and our ability to make cash distributions to our unitholders.”

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

On October 15, 2018, we announced that Höegh LNG and EGAS agreed to amend the time charter for the Höegh Gallant between EgyptCo and EGAS whereby EgyptCo has chartered the Höegh Gallant on an LNG carrier time charter to a third party, and EGAS will compensate for the rate difference between the original FSRU charter and the new LNG carrier time charter. The amended contract structure became effective in October 2018 and expires in April 2020, the termination date of the original FSRU charter. As a result of the changes outlined above, a price review is expected to be conducted. To the extent that the parties reach an agree on a price adjustment, such an amendment would be subject to approval by the Conflicts Committee of our Board of Directors and would not be expected to have a material effect on us. We expect that all existing guarantees and the option provided by Höegh LNG to us would remain in place under any amendment.

Höegh LNG guarantees the payment of hire by the charterer (EgyptCo) under the Höegh Gallant time charter but only to the extent that the failure of the charterer to pay such hire is caused by the breach by EGAS of its obligation to make payments under EgyptCo’s contractual arrangements with EGAS (and the charterer is unable to draw upon EGAS’ performance guarantees.

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

In the event of off-hire, all hire will cease to be due or payable for the duration of off-hire. Except for force majeure events and a specified maintenance allowance period, the vessel owner will be obligated to indemnify the charterer (up to a specified cap) for losses suffered during off-hire, including loss of earnings and certain liquidated damages payable under the charterer’s charter.

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

Option Agreement

In addition, we have entered into an option agreement with Höegh LNG pursuant to which we have the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025 at a rate equal to 90% of the rate payable pursuant to the current charter with EgyptCo, plus any incremental taxes or operating expenses as a result of the new charter. See “Item 7.B. Related Party Transactions—Acquisition of the Höegh Gallant.”

Höegh Grace Charter

The Höegh Grace is subject to two material agreements with SPEC: an International Leasing Agreement, pursuant to which Höegh FSRU IV leases the vessel to SPEC (the “ILA”) and the FSRU Operation and Services Agreement, pursuant to which Höegh Colombia provides certain operational services to SPEC with respect to the vessel (the “OSA”). The ILA and the OSA are collectively referred to herein as the “Höegh Grace charter.”

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

Guarantee

The Partnership guarantees the performance of Höegh FSRU IV and Höegh Colombia under the Höegh Grace charter.

Shareholder Agreements

The following provides a summary of the governance, distribution and other significant terms of our shareholders’ agreements.

SRV Joint Gas Shareholders’ Agreement

We hold our interests in two vessels in our fleet through the following joint ventures (collectively, the “SRV Joint Gas joint ventures”):

•	SRV Joint Gas Ltd. (owner of the Neptune), a limited liability company incorporated under the laws of the Cayman Islands, 50% of the equity interests of which are owned by our operating company, 48.5% of which are owned by MOL, and 1.5% of which are owned by TLT; and

•	SRV Joint Gas Two Ltd. (owner of the Cape Ann), a limited liability company incorporated under the laws of the Cayman Islands, 50% of the equity interests of which are owned by our operating company, 48.5% of which are owned by MOL and 1.5% of which are owned by TLT.

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

Additionally, certain matters relating to our joint venture partners require the unanimous approval of the board of directors of the applicable SRV Joint Gas joint venture, including:

•	agreement of any form of time charter to be entered into by such SRV Joint Gas joint venture and any material amendment to such time charter;

•	agreement of any form of ship management agreement to be entered into by such SRV Joint Gas joint venture;

•	agreement of the terms of any financing of the Neptune or the Cape Ann, as applicable, or any other financing exceeding $5,000,000;

•	investments exceeding $2,500,000 for an SRV Joint Gas joint venture or $5,000,000 for both SRV Joint Gas joint ventures;

•	amendment or change of the articles of association, business or composition of the board of directors of such SRV Joint Gas joint venture;

•	issuance of, or granting of options or rights to subscribe for, shares in such SRV Joint Gas joint venture, issuance of loan capital or convertible securities of such SRV Joint Gas joint venture, alteration of the share capital of such SRV Joint Gas joint venture or formation of any subsidiary;

•	granting any security over shares of such SRV Joint Gas joint venture other than in accordance with the applicable security documents;

•	acquisition of other companies;

•	entering into joint ventures and other long-term cooperation with third parties;

•	taking any action in respect of a significant contractual dispute, including commencement and defending any action or settling any dispute; and

•	sale of the Neptune or the Cape Ann.

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

The PT Höegh shareholders’ agreement terminates when:

•	all of the shareholders agree in writing that the agreement should be terminated;

•	all of the issued shares in PT Höegh become directly or indirectly owned by the same person; or

•	Höegh Lampung requires the other shareholders to dissolve PT Höegh. PT Imeco Inter Sarana has guaranteed the obligations of PT Bahtera under the equity loan agreement pursuant to a deed of guarantee and indemnity.

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

Competition

The FSRU and LNG carrier industries are capital-intensive and operational expertise is critical, which create high barriers to entry. These industries are viewed as an integral part of the LNG industry. A company with a solid track record, knowledge of the market and an experienced, well-trained crew is preferred to a new entrant since the cost and impact of vessel downtime is significant for the customer. Our competitors in the FSRU sector include BW Maritime Pte. Ltd., Dynagas Ltd, Excelerate Energy L.P., Golar LNG Limited, Golar LNG Partners LP and MOL. Certain terminal operators have also ordered FSRUs directly from shipyards for specific projects. Our competitors in the LNG carrier universe is more diverse and, while we compete with this group when operating in LNG carrier mode, few have entered the FSRU market.

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

Maritime Personnel and Competence Development

As of March 31, 2019, entities in the Höegh LNG group employed approximately 580 maritime personnel who serve on our and Höegh LNG’s vessels. The Scandinavian employees are employed by Höegh LNG Management. Non-Scandinavian employees, except for seafarers operating the PGN FSRU Lampung and the Höegh Grace, are employed by Höegh Maritime Management. The seafarers operating the PGN FSRU Lampung are employed by PT Höegh. The seafarers operating the Höegh Grace are employed by Höegh Colombia. Höegh LNG Management and Höegh Maritime Management will employ and train additional maritime personnel to assist us as we grow. Höegh LNG Management, the ISM-certified company, provides technical management services, including all necessary maritime personnel-related services, to the vessel owners pursuant to the ship management agreements. Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Support Agreement.”

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

Our current protection and indemnity insurance coverage is limited to $3.1 billion for all liabilities, except for pollution, which is limited to $1 billion per vessel per incident. We are a member of the Gard P&I Club and The Standard club, which are among the 13 P&I clubs that comprise the International Group. Members of the International Group insure approximately 90% of the world’s commercial tonnage, and they have entered into a pooling agreement to reinsure each P&I club’s liabilities. P&I clubs provide the basic layer of insurance, which is currently $10 million. For members of the International Group, the International Group provides the next layer of insurance, covering liability between $10 million and $90 million. For liabilities above $90 million, the International Group has one of the world’s largest reinsurance contracts, with the maximum liability per accident or occurrence currently set at $3 billion. As a member of the Gard P&I Club or The Standard club, we are subject to a call for additional premiums based on the clubs’ claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I club has reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

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

Höegh LNG Management is operating in compliance with the ISO Environmental Standard for the management of the significant environmental aspects associated with the ownership and operation of a fleet of FSRUs and LNG carriers. Höegh Norway received its ISO 9001 certification (Quality Management Systems) in May 2008, which also includes certification of Höegh LNG Management. Höegh Norway also received its certification to the ISO 14001 Environmental Management Standard, which requires that we and Höegh LNG Management commit managerial resources to act on our environmental policy through an effective management system.

International Maritime Regulations of FSRUs and LNG Carriers

The IMO is the United Nations’ agency that provides international regulations governing shipping and international maritime trade. The requirements contained in the International Safety Management Code (“ISM Code”) promulgated by the IMO govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Höegh LNG Management holds a Document of Compliance under the ISM Code for operation of the Neptune, the Cape Ann, the Höegh Gallant and the Höegh Grace and PT Höegh holds a Document of Compliance under the ISM Code for operation of the PGN FSRU Lampung. All Documents of Compliance meet the standards set by the IMO.

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

Air Emissions

The MARPOL Convention is the principal international convention negotiated by the IMO governing marine pollution prevention and response. The MARPOL Convention imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions. MARPOL 73/78 Annex VI “Regulations for the Prevention of Air Pollution” (“Annex VI”) entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, emissions of volatile compounds from cargo tanks and incineration of specific substances, and prohibits deliberate emissions of ozone-depleting substances. Annex VI also includes a global cap on sulfur content of fuel oil and allows for special areas to be established in different regions of the world with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodical classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Certificate (an “IAPP Certificate”). Annex VI came into force in the United States on January 8, 2009. All of our vessels currently have IAPP Certificates.

Annex I to the MARPOL Convention, which applies to various ships delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards. IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

On July 1, 2010, amendments to Annex VI took effect that impose progressively stricter limitations on sulfur oxide (SOx) emissions from ships. As of January 1, 2012, the cap on the sulfur content of fuel used to power ships was 3.5%, with this cap decreasing over time. Pursuant to Annex VI Regulation 14, for fuels used in the four Emission Control Areas (“ECAs”) for SOx, i.e., the Baltic Sea, North Sea, North America, and United States Caribbean Sea ECAs, the cap settled at 0.1% in January 2015. For fuels used in all non-ECA seas, the cap decreases over time and will settle at 0.5% on January 1, 2020. The European Directive 2005/33/EU, which came into effect January 1, 2010, bans the use of fuel oils containing more than 0.1% sulfur by mass by any merchant vessel while at berth or anchored in any European Union country port. The European Commission continues to review directive 2005/33/EU after adopting a proposal to amend it to bring it into alignment with the latest IMO provisions on the sulfur content of marine fuels. Our FSRUs have achieved compliance with applicable low sulfur fuel requirements through use of gas boil-off and low sulfur marine diesel oil in their diesel generators and boilers.

MARPOL Annex VI regulations also establish progressively more stringent standards for emissions of nitrogen oxides (NOx) from new and certain modified marine engines, depending on their date of installation or the date of ship construction. Engine standards required under Annex VI to limit NOx emissions in designated areas are referred to as "Tier III" controls. Pursuant to amendments adopted in April 2014, the Tier III Annex VI requirements for NOx apply to certain newbuild vessels with marine diesel engines that are constructed on or after January 1, 2016, and that operate in the North American or United States Caribbean Sea NOx Tier III ECAs. And, pursuant to amendments adopted in July 2017 and entered into force on January 1, 2019, the Baltic Sea and North Sea ECAs have been designated as NOx Tier III ECAs, with NOx Tier III Annex VI requirements applying to certain newbuild vessels with marine diesel engines constructed on or after January 1, 2021 that operate in the Baltic Sea or North Sea NOx Tier III ECAs.

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

Ballast Water Management Convention

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, which is being replaced with a requirement for treatment. The BWM Convention was ratified by a sufficient number of countries in September 2016 and the requirement to install ballast water management systems (“BWMS”) on new ships became effective in September 2017. As referenced below, the U.S. Coast Guard issued ballast water management rules on March 23, 2012, and the U.S. Environmental Protection Agency (the “EPA”) issued a five-year Vessel General Permit (VGP) in March 2013 that contains numeric technology-based ballast water effluent limitations that apply to certain commercial vessels with ballast water tanks. The VPG program is in the process of being phased out and replaced with National Standards of Performance (NSP) to be developed by EPA and implemented and enforced by the U.S. Coast Guard. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. Because the convention has been ratified and entered into force, installation of approved ballast water treatment systems will be required on the Neptune and the Cape Ann in order to call on US ports. The Neptune would require retrofitting to meet the BWMS requirements no later than November 30, 2022 based on the drydock schedule. The Cape Ann was not retrofitted to meet the BWMS requirements during the drydock in 2018 and, therefore, cannot call on US ports. The charterer would cover the cost of complying with the rules and, therefore, makes the decision on whether retrofit to meet the BWMS requirements based upon their plans for the use of the vessels.

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

As of January 2016, auditing of flag states that are parties to the SOLAS convention is mandatory and are conducted under the IMO Instruments Implementation Code (III Code), which provides guidance on implementation and enforcement of IMO policies by flag states. These audits may lead the various flag states to be more aggressive in their enforcement, which may in turn lead us to incur additional costs.

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

Effective as of December 21, 2015, the U.S. Coast Guard adjusted the limits of OPA 90 liability to the greater of $2,200 per gross ton or $18,796,800 for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation) (relevant to our and Höegh LNG’s vessels). The liability limits are subject to possible further adjustment for inflation in the future. These limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws.

CERCLA, which also applies to owners and operators of vessels, contains a liability regime similar to OPA 90 and provides for cleanup, removal and natural resource damages for releases of “hazardous substances.” Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for each release from vessels not carrying hazardous substances as cargo or residue, and $300 per gross ton or $5 million for each release from vessels carrying hazardous substances as cargo or residue. As with OPA 90, these limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, by the responsible party’s gross negligence or willful misconduct or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA 90 and CERCLA each preserve the right to recover damages under existing law, including maritime tort law. We believe that we are in substantial compliance with OPA 90, CERCLA and all applicable state regulations in the ports where our vessels call.

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

In response to the BP Deepwater Horizon oil spill, the U.S. Congress considered a number of bills that could potentially increase or even eliminate the limits of liability under OPA 90. Compliance with any new requirements of OPA 90 may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future could adversely affect our business and ability to make cash distributions to our unitholders.

U.S. Clean Water Act

The CWA prohibits the discharge of oil or hazardous substances in U.S. navigable waters unless authorized by a permit or exemption, and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA. The EPA has enacted rules governing the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels within U.S. waters. The rules historically have required commercial vessels 79 feet in length or longer (other than commercial fishing vessels) (“Regulated Vessels”) to obtain a CWA permit regulating and authorizing such normal discharges. This permit, which the EPA has designated as the Vessel General Permit for Discharges Incidental to the Normal Operation of Vessels (the “VGP”), incorporated the current U.S. Coast Guard requirements for ballast water management, as well as supplemental ballast water requirements including limits applicable to 26 specific discharge streams, such as deck runoff, bilge water and gray water. For each discharge type, among other things, the VGP establishes effluent limits pertaining to the constituents found in the effluent, including best management practices (the “BMPs”) designed to decrease the amount of constituents entering the waste stream. Unlike land-based discharges, which are deemed acceptable by meeting certain EPA-imposed numerical effluent limits, each of the 26 VGP discharge limits is deemed to be met when a Regulated Vessel carries out the BMPs pertinent to that specific discharge stream. The VGP imposes additional requirements on certain Regulated Vessel types that emit discharges unique to those vessels. Administrative provisions, such as inspection, monitoring, recordkeeping and reporting requirements, are also included for all Regulated Vessels.

In December 2018, the Vessel Incidental Discharge Act ("VIDA") was signed into law and restructured the EPA and the U.S. Coast Guard programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing U.S. Coast Guard regulations will be phased out over a period of approximately four years and replaced with National Standards of Performance (NSPs) to be developed by EPA and implemented and enforced by the U.S. Coast Guard. The scheduled expiration date of the 2013 VGP was December 18, 2018, but under VIDA the provisions of the VGP will remain in place until the new regulations are in place.

In addition to the requirements in the VGP (to be replaced by the NSPs established under VIDA), vessel owners and operators must potentially meet 25 sets of state-specific requirements under the CWA’s § 401 certification process. Because the CWA § 401 process allows tribes and states to impose their own requirements for vessels operating within their waters, vessels operating in multiple jurisdictions could face potentially conflicting conditions specific to each jurisdiction that they travel through.

U.S. Ballast Water Regulation

In the United States, two federal agencies regulate ballast water discharges, the EPA, currently through the VGP, and the U.S. Coast Guard, through approved BWMS. The 2013 VGP includes numeric effluent limits for ballast water expressed as the maximum concentration of living organisms in ballast water, as opposed to the current BMPs requirements. The 2013 VGP also imposes a variety of changes for non-ballast water discharges including more stringent BMPs for discharges of oil-to-sea interfaces in an effort to reduce the toxicity of oil leaked into U.S. waters. For certain existing vessels, the EPA adopted a staggered implementation schedule to require vessels to meet the ballast water effluent limitations by the first drydocking after January 1, 2014 or January 1, 2016, depending on the vessel size. Vessels that are constructed after December 1, 2013 became subject to the ballast water numeric effluent limitations immediately upon the 2013 VGP effective date.

On June 20, 2012, the final rule issued by the U.S. Coast Guard establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of U.S. Coast Guard-approved BWMS went into effect. The final rule adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in the BWM Convention. The final rule requires that ballast water discharge have fewer than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge must have fewer than 10 living organisms per cbm of discharge. The rule requires installation of U.S. Coast-Guard approved BWMS by new vessels constructed on or after December 1, 2013 and existing vessels as of their first drydocking after January 1, 2016. The rule also provides for the use of an interim alternative management system ("AMS"), which is a BWMS approved pursuant to the BWM Convention standards by a foreign administration and determined by the U.S. Coast Guard to be at least as effective as ballast water exchange. AMSs can be used for up to five years following the compliance date for a vessel. As of February 1, 2019, the U.S. Coast Guard has type-approved 16 ballast management systems. In February 2016, the U.S. Coast Guard issued a new rule amending the Coast Guard’s ballast water management recordkeeping requirements. Effective February 22, 2016, vessels with ballast tanks operating exclusively on voyages between ports or places within a single Captain of the Port zone must submit an annual report of their ballast water management practices. Further, under the amended requirements, vessels may submit their reports after arrival at the port of destination instead of prior to arrival.

As discussed above, under VIDA, existing U.S. Coast Guard ballast water management regulations will be phased out over a period of approximately four years and replaced with NSPs to be developed by EPA and implemented and enforced by the U.S. Coast Guard.

U.S. Clean Air Act

The U.S. Clean Air Act of 1970, as amended, requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to vapor control and recovery requirements for certain cargoes when loading, unloading, ballasting, cleaning and conducting other operations in regulated port areas and emission standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. On April 30, 2010, the EPA promulgated final emission standards for Category 3 marine diesel engines equivalent to those adopted in the amendments to Annex VI. These emission standards require an 80% reduction in nitrogen dioxides for newly-built engines effective January 1, 2016. Aligned with the Annex VI Regulation 14 requirements, as of January 2015, the EPA emission standards also limit sulfur content in fuel used in Category 3 marine vessels operating in the North American ECA to 1,000 ppm (or 0.1% sulfur by mass). Compliance with EPA standards may cause us to incur costs to install control equipment on our vessels in the future.

Regulation of Greenhouse Gas Emissions

Pursuant to the Kyoto Protocol, which entered into force in 2005, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. Currently, the emissions of greenhouse gases from international transport are not subject to the Kyoto Protocol. The Paris Agreement, which entered into force in November 2016, similarly does not cover international shipping. However, to the extent that individual countries increase their regulation of domestic greenhouse gas emissions as a result of the Paris Agreement, we may experience increased regulation of greenhouse gas emissions resulting from regasification activities.

The European Commission is pursuing a strategy to integrate maritime emissions into the overall European Union strategy to reduce greenhouse gas emissions. In accordance with this strategy, in April 2015 the European Parliament and Council adopted regulations requiring large vessels using European Union ports to monitor, report and verify their carbon dioxide emissions beginning in January 2018. On January 1, 2013, the IMO’s approved mandatory measures to reduce emissions of greenhouse gases from international shipping went into force. These include amendments to Annex VI for the prevention of air pollution from ships adding a new Chapter 4 to Annex VI on energy efficiency requiring the Energy Efficiency Design Index (the “EEDI”) for new ships, and the Ship Energy Efficiency Management Plan (the “SEEMP”) for all ships. Other amendments to Annex VI add new definitions and requirements for survey and certification, including the format for the International Energy Efficiency Certificate. The regulations apply to all ships of 400 gross tonnage and above. The IMO also adopted a mandatory requirement in October 2016 that ships of 5,000 gross tonnage and above record and report their fuel oil consumption. The requirement entered into force in March 2018. These new rules will likely affect the operations of vessels that are registered in countries that are signatories to Annex VI or vessels that call upon ports located within such countries. The implementation of the EEDI and the SEEMP standards could cause us to incur additional compliance costs. The IMO has reaffirmed its strong commitment to work to address greenhouse gas emissions from ships engaged in international trade. At the October 2016 Marine Environmental Protection Committee (the "MEPC") session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions. In April 2018, the MEPC adopted an initial strategy designed to reduce the emission of greenhouse gases from vessels, including short-term, mid-term and long-term candidate measures with a vision of reducing and phasing out greenhouse gas emissions from vessels as soon as possible in the 21st Century. The mid-term measures under consideration by IMO include the development of a market-based mechanism for greenhouse gas emissions from ships, but it is impossible to predict the likelihood that such a standard might be adopted or the potential impact of this or other IMO measures under consideration on our future operations at this time. The EU has indicated that it intends to implement regulation in an effort to limit emissions of greenhouse gases from vessels if such emissions are not regulated through the IMO.

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

Vessel Security Regulations

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Act of 2002 (the “MTSA”) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter became effective in July 2004 and imposed various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code. The ISPS Code is designed to protect ports and international shipping against terrorism. Since July 1, 2004, to trade internationally, a vessel must obtain an International Ship Security Certificate (an “ISSC”) from a recognized security organization approved by the vessel’s flag state.

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

Egyptian Environmental Regulation of FSRUs

The Egyptian Authority for Maritime Safety regulates vessels in the national waters of Egypt. Emissions associated with the operation of the vessel may also be regulated by other agencies. To the extent that a change in law in Egypt (other than future laws requiring changes to the structure, machinery, boilers, appurtenances or spare parts of the vessel) has an identifiable financial impact on the economics of a charter, the terms of the charter typically would require the owner and charterer to meet to discuss in good faith and agree upon the necessary actions and changes to offset such impact.

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

Taxation of the Partnership

The following are discussions of the material tax considerations applicable to us under U.S., Marshall Islands, Norway, Singapore, Indonesia, Cyprus and Egypt law, respectively. These discussions are based upon provisions of the applicable tax law as in effect on the date of this Annual Report, regulations and current administrative rulings and court decisions, all of which are subject to change or differing interpretation, possibly with retroactive effect. Changes in these authorities or their interpretation may cause the tax consequences to vary substantially from the consequences described below.

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

Taxation of Operating Income

Substantially all of our gross income is attributable, and we expect it will continue to be attributable, to the transportation, regasification and storage of LNG. Gross income generated from regasification and storage of LNG outside of the United States generally is not subject to U.S. federal income tax, and gross income generated from such activities in the United States generally is subject to U.S. federal income tax on a net basis plus a branch profits tax as described below. Gross income that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States (“U.S. Source International Transportation Income”) is considered to be 50.0% derived from sources within the United States and may be subject to U.S. federal income tax on a gross basis as described below. Gross income attributable to transportation that both begins and ends in the United States (“U.S. Source Domestic Transportation Income”) is considered to be 100.0% derived from sources within the United States and generally is subject to U.S. federal income tax on a net basis plus a branch profits tax. Gross income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100.0% derived from sources outside the United States and generally is not subject to U.S. federal income tax.

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

The Section 883 Exemption

In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and Treasury Regulations thereunder (the “Section 883 Regulations”), it will not be subject to the net basis and branch profits taxes or the 4.0% gross basis tax described below on the U.S. source portion of its U.S. Source International Transportation Income. The Section 883 Exemption applies only to U.S. Source International Transportation Income and does not apply to U.S. Source Domestic Transportation Income. As discussed below, we believe that based on our current ownership structure, the Section 883 Exemption applies and we are not subject to U.S. federal income tax on our U.S. Source International Transportation Income.

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

Even if a class of equity interests satisfies the foregoing requirements, and thus generally would be treated as “regularly traded” on an established securities market, an exception may apply to cause the class to fail the regularly traded test for a taxable year if, for more than half of the number of days during the taxable year, one or more 5.0% unitholders (i.e., unitholders owning, actually or constructively, at least 5.0% of the vote and value of that class) own in the aggregate 50.0% or more of the vote and value of the class (the “Closely Held Block Exception”). For purposes of identifying its 5.0% unitholders, a non-U.S. corporation is entitled to rely on Schedule 13D and Schedule 13G filings with the SEC. In addition, an investment company that is registered under the Investment Company Act of 1940, as amended, is not treated as a 5.0% unitholder. The Closely Held Block Exception does not apply to a class of units, however, in the event the corporation can establish that a sufficient proportion of such 5.0% unitholders are Qualified Shareholders (as defined below) so as to preclude other persons who are 5.0% unitholders from owning 50.0% or more of the value of that class for more than half the days during the taxable year.

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

Our common units and our Series A preferred units are traded only on the New York Stock Exchange, which is considered to be an established securities market. Thus, the number of our common units and our Series A preferred units that is traded on the New York Stock Exchange exceeds the number of each class that is traded on any other securities market, and this is not expected to change. Therefore, we believe that our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test. Although the matter is not free from doubt, based upon our analysis of our current and expected cash flow and distributions on our outstanding equity interests, we believe (i) that our common units and Series A preferred units represent more than 50.0% of the total value of all of our outstanding equity interests and (ii) our common units and our Series A preferred units represent more than 50.0% of the total combined voting power of our equity interests. In addition, we believe that our common units and our Series A preferred units each currently satisfy, and expect that our common units and our Series A preferred units each will continue to satisfy, the listing and trading volume requirements described previously. Therefore, we believe that our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test.

Further, our partnership agreement provides that any person or group that beneficially owns more than 4.9% of any class of our units then outstanding generally will be treated as owning only 4.9% of such units for purposes of voting for directors. There can be no assurance that this limitation will be effective to eliminate the possibility that we will have any 5.0% unitholders for purposes of the Closely Held Block Exception. Nevertheless, we believe that our common units have not lost eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception based upon the current ownership of our common units. Thus, although the matter is not free from doubt and is based upon our belief and expectations regarding our satisfaction of the factual requirements described above, we believe that we satisfied the Publicly Traded Test for 2018, and we expect that we will satisfy the Publicly Traded Test for the current and all future taxable years.

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

Any income we earn that is treated as Effectively Connected Income, net of applicable deductions, would be subject to U.S. federal corporate income tax (currently imposed at a rate of 21.0%). In addition, a 30.0% branch profits tax could be imposed on the after-tax amount of any income we earn that is treated as Effectively Connected Income, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid by us in connection with the conduct of our U.S. trade or business.

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

Certain industries, including the infrastructure industry, are exempted from the debt to equity ratio requirements. The infrastructure industry is not defined in PMK-169, and there has been no further guidance issued by the DGT regarding this matter. The DGT issued Regulation No. PER-25/PJ/2017 (“PER-25”) in 2017 which provides information in relation to the implementation of PMK-169. PER-25 provides guidance that interest is not deductible on any debt for which the existence cannot be formally verified and specifies reporting requirements on the corporate income tax return to comply with the regulation.

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

Höegh Cyprus may elect, but has not to date made the election, to be taxed on foreign permanent establishment’s (“PE”) profits. If Höegh Cyprus made this election, it could claim a foreign tax credit ("FTC") for taxes incurred on foreign PE profits, even when an applicable tax treaty is not in force.

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

Exit taxation

The exit of the FSRU from Egypt after the end of the time charter may be considered a deemed sale of the FSRU for Egyptian tax purposes. The gains from the deemed sale would be subject to CIT (currently at 22.5%). The gain is calculated as the fair market value of the FSRU on the exit less the tax base value after deemed depreciation based on the assumption that it is considered as an asset of the branch.

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

Taxation of profits of Höegh Colombia

Höegh Colombia provides services to the charterer in Colombia. Höegh Colombia is subject to CIT levied on its worldwide income at a rate of 33% for fiscal year 2019, 32% for fiscal year 2020, 31% for fiscal year 2021 and 30% for fiscal year 2022 and onwards. The taxable basis will be the net taxable income (gross revenues less allocable cost and expenses).

In addition, to the ordinary taxation system, a presumptive tax system applies. Under the presumptive tax system, Colombian rules provide that net taxable income cannot be less than a cap calculated as 1.5% of the company’s net equity as of December 31 of the previous year. Accordingly, if net taxable income is lower than the cap, the ordinary taxation will be disregarded and the presumptive tax system considerations will apply. However, such system will not apply as from fiscal year 2021 and onwards, taking into account that the percentage to determine the presumptive income will be 0%.

WHT

Dividends paid out of retained profits as of December 31, 2018, that were subject to tax at the Colombian corporate level have a 7.5% WHT rate (dividend tax), applicable from January 1, 2019, when distributed as dividends to foreign non-resident shareholders. Otherwise, a 38.025%, 37.1%, 36.175% and 35.35% WHT rate applies for the dividends on profits for the years ended December 31, 2019, 2020, 2021 and 2022, respectively. Höegh Colombia expects to pay dividends from retained profits that were subject to tax at the Colombian corporate level.

VAT

The services rendered by Höegh Colombia are subject to 19% VAT.

Financial Transaction Tax

Financial Transaction Tax is levied on the transfers from Colombian bank accounts at a rate of 0.4% of the amount transferred. A 50% share of the Financial Transaction Tax is deductible for CIT purposes for the year ended December 31, 2017.

ITT

ITT will be applicable in Cartagena for the services provided through the Cartagena office and services provided on-shore or within the boundaries of the Cartagena District. Up to 50% of the ITT paid by the Company will be a tax credit for CIT purposes. In 2022, the tax credit will increase to 100% for CIT purposes.

C.	Organizational Structure

We are a publicly traded limited partnership formed on April 28, 2014. The diagram below depicts our simplified organizational structure as of March 31, 2019. As of March 31, 2019, we have issued and outstanding 20,046,139 common units, 6,129,070 Series A preferred units, 13,156,060 subordinated units and incentive distribution rights, and as of March 31, 2019 Höegh LNG owns 2,101,438 of our common units, all subordinated units and incentive distribution rights issued and outstanding.

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

You should read the following discussion of our financial condition and results of operations in conjunction with “Item 3.A. Selected Financial Data” and “Item 4. Information on the Partnership” and the consolidated financial statements and related notes of Höegh LNG Partners LP and the combined financial statements and related notes of our joint ventures owning the Neptune and the Cape Ann, each included elsewhere in this Annual Report. We account for our equity interests in our joint ventures owning the Neptune and the Cape Ann as equity method investments in our consolidated financial statements. Among other things, those financial statements include more detailed information regarding the basis of presentation for the following information. Such financial statements, including related notes thereto, have been prepared in accordance with US GAAP and are presented in U.S. Dollars.

Prior to the closing of the IPO on August 12, 2014, Höegh LNG contributed to us all of its equity interests in and promissory notes due to it from Höegh Lampung, PT Höegh (the owner of the PGN FSRU Lampung) and our joint ventures, SRV Joint Gas Ltd. (the owner of the Neptune) and SRV Joint Gas Two Ltd. (the owner the Cape Ann) (the “initial fleet”). The transfer was recorded at Höegh LNG’s consolidated book values, as converted to US GAAP.

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

On October 1, 2015, we purchased 100% of the shares of Höegh FSRU III, the entity that indirectly owned the FSRU Höegh Gallant, which we accounted for as the acquisition of a business. Accordingly, the results of this acquisition are included in our earnings from October 1, 2015.

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

On December 1, 2017, we closed the acquisition of the remaining 49% ownership interest in the Höegh Grace entities. From January 1, 2017 until November 30, 2017, the results of the Höegh Grace entities were reduced by non-controlling interest and until December 1, 2017 total equity was split between partners' capital and the non-controlling interest.

On January 26, 2018, we entered into a sale agreement with B. Riley Inc. (the "Agent"). Under the terms of the sales agreement, we may offer and sell up to $120 million aggregate offering amount of "at the market" common and Series A preferred units (the "ATM program"), from time to time, through the Agent. We intend to use the net proceeds of the sales of offered units for general partnership purposes, which may include the repayment of indebtedness, working capital needs, funding of acquisitions or other capital expenditures.

On January 31, 2019, Höegh FSRU III transferred its ownership in Höegh Cyprus to our operating company.

Our Fleet

Our fleet consisted of interests in the following vessels as of December 31, 2018:

•	a 50% interest in the Neptune, an FSRU built in 2009 that is currently operating under a time charter with Global LNG Supply, a subsidiary of Total, that expires in 2029, with an option to extend for up to two additional periods of five years each;

•	a 50% interest in the Cape Ann, an FSRU built in 2010 that is currently operating under a time charter with Global LNG Supply that expires in 2030, with an option to extend for up to two additional periods of five years each;

•	a 100% economic interest in the PGN FSRU Lampung, an FSRU built in 2014 that is currently operating under a time charter with PGN LNG, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk, a subsidiary of PT Pertamina, a government controlled Indonesian oil and gas producer, natural gas transportation and distribution company, that expires in 2034, with options to extend either for an additional 10 years or for up to two additional periods of five years each;

•	a 100% interest in the Höegh Gallant, an FSRU built in 2014 that is currently operating under a time charter with EgyptCo, a subsidiary of Höegh LNG, that expires in 2020. EgyptCo had a time charter agreement with EGAS until October 2018. EgyptCo has an LNG carrier time charter to a third party from October 2018 until April 2020. In addition, we have an option agreement pursuant to which we have the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025; and

•	a 100% interest in the Höegh Grace, an FSRU built in 2016 that is currently operating under a time charter with SPEC. SPEC is owned 51% by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas, and 49% by private equity investors. The non-cancellable charter period of 10 years ends in December 2026. The initial term of the charter is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC waives its right to terminate in year 10 within a certain deadline, we will not be able to exercise our right to terminate in year 10.

For a description of our joint ventures and our shareholder agreements, please read “Item 4.B. Business Overview—Shareholder Agreements.”

Pursuant to the omnibus agreement we entered into with Höegh LNG at the time of the IPO, Höegh LNG is obligated to offer to us any FSRU or LNG carrier operating under a charter of five or more years. Accordingly, the Partnership may have in the future the opportunity to acquire certain FSRUs from Höegh LNG as described under “Item 4.B. Business Overview—Our Fleet—Additional FSRUs.”

There can be no assurance that we will acquire any vessels from Höegh LNG or of the terms upon which any such acquisition may be made.

Our Charters

We and our joint ventures generate revenues by chartering our vessels under long-term time charters. As of March 31, 2019, the average remaining term of the time charters for the vessels in our fleet was approximately 10.2 years, excluding the exercise of any customer options, and 17.2 years, assuming the exercise of all customer options.

Under our time charters for the Neptune and the Cape Ann, the rate charged for the services of each vessel, which we call the “hire rate,” is paid monthly in advance. Under our time charters for the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace, the hire rate is paid monthly in arrears. Under certain time charters, hire payments may be reduced and /or liquidated damages may be incurred if the vessel does not perform to certain of her specifications.

Moreover, when a vessel is “off-hire”—or not available for service—the customer generally is not required to pay any hire rate, and the vessel owner is responsible for all costs. Prolonged off-hire may lead to termination of the time charter.

Under the time charters for the Neptune and the Cape Ann, the hire rate includes the following three cost components:

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

Under the Neptune and Cape Ann time charters, a vessel generally will be deemed off-hire if the vessel is not available for the charterer’s use for a specific amount of time due to, among other things:

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

Under the Höegh Gallant time charter, the vessel generally will be deemed off-hire if the vessel is not available for the charterer’s use for a specified amount of time due to, among other things:

•	drydocking or other repairs and maintenance;

•	any force majeure event acting on the vessel; and

•	every other occasion the vessel ceases to be at the disposal of the charterer, including due to damage, defect, deficiency of crew or spare parts, labor disputes, time in and waiting to enter dry dock for repairs or because of a failure to comply with laws, regulations, physical requirements or operational practices at the site of vessel operations.

Additionally, we have agreed to indemnify EgyptCo for any loss (up to a specified cap), including loss of earnings and certain liquidated damages or performance warranties payable under EgyptCo’s charter, caused by an operational failure of the vessel.

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

As further discussed in note 2 to our consolidated financial statements; Significant accounting policies—Time charter revenue, related contract balances and related expenses;—Performance obligations; and Contract terms, determination of transaction price and allocation to performance obligations, the performance warranties included in all of our time charters is an important element in determining variable consideration for time charter services for revenue recognition purposes.

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

Impact of Our Interests in Joint Ventures on Our Financial Information

Two of the five vessels in our fleet as of December 31, 2018 are owned by our joint ventures, each of which is owned 50% by us. Please read “Item 4.B. Business Overview—Shareholder Agreements.” Under applicable accounting guidance, we do not consolidate the financial results of our joint ventures into our financial results, but we record our joint venture results using the equity method of accounting. The following provides a description of the impact of our interests in our joint ventures on selected components of our statements of income in our consolidated financial statements.

•	Equity in Earnings (Losses) of Joint Ventures. Consists of our 50% share of the combined net income of our joint ventures. The net income of our joint ventures gives effect to interest expense associated with payments on the shareholder loans to the owners of our joint ventures as described below. Equity in earnings of joint ventures also includes the unrealized gains or losses on adjusting the interest rate swap contracts to fair value in each period, which can result in significant volatility between years. For the years ended December 31, 2018, 2017 and 2016 there was no income tax expense for our joint ventures. The equity in earnings of joint ventures is a “one line” consolidation of the results of our joint ventures. Therefore, our joint venture’s revenues and expenses are not included in other lines of the consolidated income statement.

•	Interest Income. Interest income represents our share of interest income accrued on the advances to our joint ventures (shareholder loans). The shareholder loans were originally issued by Höegh LNG to our joint ventures and were transferred to our operating company in connection with the IPO. For a description of the shareholder loans, please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt—Loans Due to Owners (Shareholder Loans).”

The following provides a description of the impact of our interests in our joint ventures on selected components of our balance sheets in the consolidated financial statements.

•	Advances to Joint Ventures. Represents our share of the advances to our joint ventures (shareholder loans). Please read note 14 to our consolidated financial statements.

•	Accumulated Losses of Joint Ventures. Represents our share of the net liabilities of our joint ventures. Our joint ventures entered into interest rate swap contracts, which historically have had unrealized mark-to-market losses on the interest rate swap contracts recorded as derivative instrument liabilities on the combined balance sheets. As a result, the liabilities exceed the assets for our joint ventures’ combined balance sheets and result in us having a net liability balance for our investment in our joint ventures. Please read note 17 to our consolidated financial statements. The investment in (accumulated losses) of our joint ventures is a “one line” consolidation of the balance sheet of our joint ventures. Therefore, our joint ventures’ assets and liabilities are not included in other lines of the consolidated balance sheet.

We derive cash flows from the operations of our joint ventures from interest and principal payments on our share of the shareholder loans issued to such joint ventures. Under the terms of the shareholders’ agreement, the payments are prioritized over any dividend payment to the owners. Our joint ventures have not paid any dividends to date. The payments of principal and interest are made based upon available cash after servicing our joint ventures’ long-term bank debt. Therefore, the payments of interest have historically been less than interest income accrued for the period. The quarterly payments included a payment of interest for the first month of the quarter and interest is accrued for the last two months of the quarter for repayment after the full principal is repaid at the end of the loans. The joint ventures repaid the original principal of all shareholder loans during 2016 and all of the payments for the year ended December 31, 2017 represented payments of interest, including accrued interest to be repaid at the end of the loans. The shareholder loans are subordinated to long-term bank debt and the repayment plan is subject to quarterly discretionary revisions based on available cash after servicing of the long-term bank debt and meeting a 1.20 historical and projected debt service coverage ratio. As of September 30, 2017, the joint ventures suspended payments on the shareholder loans pending the outcome of the boil-off claim. Accordingly, the outstanding balance on the shareholder loans was classified as long-term as of December 31, 2017 and 2018. Refer to note 22 to our consolidated financial statements under “Joint ventures claims and accruals.” As of December 31, 2018, the historical debt service ratio had not been met. As a result, no payments on the shareholder loans can be made until the debt service coverage ratio is met in future periods. Refer to note 14 to our consolidated financial statements. The following provides a description of the impacts of our interests in our joint ventures on select components of our statement of cash flows in our consolidated financial statements:

•	Cash Flows Provided by (Used in) Operating Activities. Receipt of cash payments, including accrued interest repaid at the end of the loans, for interest income on the shareholder loans is reflected in cash flows provided by (used in) operating activities. For the years ended December 31, 2018, 2017 and 2016, such payments amounted to zero, $4.3 million and $1.6 million, respectively. All other cash flows provided by (used in) operating activities relate to our other activities.

•	Cash Flows Provided by (Used in) Investing Activities. Receipts from repayment of principal of advances to joint ventures represent principal repayments paid by our joint ventures to us on its shareholder loans. The original principal was fully repaid during 2016. Therefore, there was no repayment of principal for the years ended December 31, 2018 and 2017. For the year ended December 31, 2016, such payment amounted to $6.0 million. All other cash flows provided by (used in) investing activities relate to our other activities.

Please read our consolidated financial statements and the combined financial statements of our joint ventures included elsewhere in this Annual Report for more detailed information.

Historical Employment of Our Fleet

The following table describes the operations of the vessels in our fleet as of December 31, 2018.

Vessel	Description of Historical Operations
Neptune	Delivered in November 2009. Has operated under a long-term time charter with Global LNG Supply, which commenced on delivery.
Cape Ann	Delivered in June 2010. Has operated under a long-term time charter with Global LNG Supply, which commenced on delivery.
PGN FSRU Lampung	Delivered in April 2014. Has operated under a long-term time charter with PGN LNG, which commenced on July 21, 2014.
Höegh Gallant	Delivered in November 2014. Acquired on October 1, 2015. Has operated under a long-term time charter with EgyptCo since acquisition date.
Höegh Grace	Delivered in March 2016. Acquired 51% ownership interest on January 3, 2017 and acquired the remaining 49% ownership interest on December 1, 2017. Has operated under a long-term time charter with SPEC since acquisition date.

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

•	The size of our fleet continues to change. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries. The PGN FSRU Lampung was delivered from the shipyard in April 2014 and commenced operations in July 2014 and, as such, has had historical operations for part of 2014 and the years ended December 31, 2018, 2017, 2016 and 2015. As of October 1, 2015, we increased our fleet with the acquisition of the Höegh Gallant which contributed to our results of operations in 2018, 2017, 2016 and in the fourth quarter of 2015. Commencing on January 1, 2017, the Höegh Grace has contributed to our earnings due to our acquisition of a 51% ownership interest in the Höegh Grace entities. On December 1, 2017, we acquired the remaining 49% ownership interest in the Höegh Grace entities. From January 1, 2017 until November 30, 2017, our net income was reduced with a non-controlling interest to arrive at the limited partners' interest in net income. As of December 1, 2017, the Höegh Grace has contributed 100% to our earnings without a reduction of non-controlling interest as such, the operations of the Höegh Grace have contributed 100% to our earnings during 2018. Furthermore, we may grow through the acquisition in the future of additional vessels as part of our growth strategy.

•	Upon completion of the Series A preferred unit offering on October 5, 2017, preferred unitholders have an interest in net income. The Series A preferred units represent perpetual equity interests in us. The Series A preferred units rank senior to our common units and subordinated units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up. The distribution rate on the Series A preferred units is 8.75% per annum. The distributions accrue and are cumulative. Distributions are payable quarterly, when, and if declared by the Partnership's board of directors out of legally available funds for such purpose. The preferred unitholders' interest in net income is equivalent to the amount of preferred unitholders' distribution for the given quarter or annual period and reduces the net income attributable to the limited partners' interest in net income.

•	Our historical results of operations are affected by significant gains and losses relating to derivative transactions. Our historical results of operations reflect significant gains and losses relating to interest rate swap contracts that impact our equity in earnings for our joint ventures and were entered into by our joint ventures. On January 1, 2017, we assumed the interest rate swap contracts related to the Grace facility (as defined below) as part of the acquisition of 51% ownership interest in the Höegh Grace entities. On October 1, 2015, we assumed the interest rate swap contracts related to the Gallant facility (as defined below) as part of the acquisition of the Höegh Gallant. On March 17, 2014, we entered into interest rate swap contracts related to the Lampung facility (as defined below). The interest rate swaps related to the Grace facility, the Gallant facility and the Lampung facility are designated as cash flow hedges for accounting purposes, however, certain amortization and the ineffective portion of the hedge impacts the results of operations. Hedge accounting was discontinued in the fourth quarter of 2018 as a result of firm commitment for the refinancing of the Gallant facility and Grace facility which was planned to occur in January 2019. As of December 31, 2018, the Partnership had entered into forward starting interest rate swaps for the commercial tranches of a new $385 million facility to refinance the debt facility for the Höegh Gallant and the Höegh Grace. Refer to note 21 of our consolidated financial statements. We may enter into additional (i) interest rate swap contracts to economically hedge all or a portion of our exposure to floating interest rates and (ii) foreign currency swap contracts to economically hedge risk from foreign currency fluctuations.

•	Our historical results of operations are impacted by management and service fees for vessel operating and administrative expenses provided by Höegh LNG's affiliates. Our operating entities have entered into a variety of management, technical service and consulting agreements with affiliates of Höegh LNG related to the operations of the vessels. In connection with the IPO, we and our operating company have entered into an administrative services agreement with Höegh UK and our operating company has entered into an administrative services agreement with Leif Höegh UK, pursuant to which Höegh UK and Leif Höegh UK provide us and our operating company with certain administrative services. Höegh UK also subcontracts certain of the administrative services provided under its administrative services agreement to Höegh Norway and Leif Höegh UK. Refer to "Item 7. B. Related Party Transactions" for information on the management and service fees for these agreements.

•	Our results of operations are affected by accounting for the PGN FSRU Lampung time charter as a direct financing lease. When the PGN FSRU Lampung began operating under her charter, we recorded a receivable (net investment in direct financing lease) and removed the PGN FSRU Lampung from our balance sheet. The lease element of time charter payments under the PGN FSRU Lampung time charter is split between revenues and the repayment of part of the receivable. The revenues are recorded using the effective interest method, which provides for a constant rate of return on the net investment. As a result, the revenues will decline over time as more of the time charter payments are treated as a repayment of the receivable. However, the cash flows from the PGN FSRU Lampung are not impacted by the accounting treatment. In addition, since the vessel is reclassified to the net investment in direct financing lease on the balance sheet, there is no charge for depreciation expense. In our consolidated statements of cash flows, the time charter payments reflected as revenues are included under net cash provided by (used in) operating activities while the repayment of the receivable are included under net cash provided by (used in) investing activities.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	the number of vessels in our fleet;

•	our ability to successfully employ our vessels at economically attractive hire rates as long-term charters expire or are otherwise terminated;

•	our ability to maintain strong relationships with our existing customers and to increase the number of customer relationships;

•	the operating performance of our vessels and any related performance warranty claims by Total or other customers;

•	our ability to acquire additional vessels, including Höegh LNG’s other newbuildings;

•	our ability to raise capital to fund acquisitions;

•	the levels of demand for FSRU and LNG carrier services and other LNG infrastructure;

•	the supply and capacities of FSRUs;

•	the hire rate earned by our vessels, unscheduled off-hire days and the level of our vessel operating expenses;

•	the effective and efficient technical and maritime management and crewing of our vessels;

•	economic, regulatory, political and governmental conditions that affect the floating LNG industry;

•	interest rate changes;

•	mark-to-market changes in interest rate swap contracts;

•	foreign currency exchange gains and losses;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	variations in crewing and insurance costs;

•	the level of our debt and the related interest expense; and

•	the amount of distributions on our common, subordinated and preferred units.

Please read “Item 3.D. Risk Factors” for a discussion of certain risks inherent in our business.

Customers

For the years ended December 31, 2018 and 2017, time charter revenues in the consolidated statement of income are from PGN LNG, a subsidiary of a subsidiary of PGN; a subsidiary of PT Pertamina, a government controlled Indonesian oil and gas producer, natural gas transportation and distribution company, EgyptCo, a subsidiary of Höegh LNG, and SPEC, which is owned 51% by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas, and 49% by private equity investors. For the year ended December 31, 2016, time charter revenues in the consolidated statements of income are from PGN LNG and EgyptCo. Revenues included as a component of equity in earnings of joint ventures are from Global LNG Supply and accounted for 100% of our joint ventures’ time charter revenues for all periods presented. Global LNG Supply is a subsidiary of Total, a French publicly listed company.

Inflation and Cost Increases

Inflation has not had a significant impact on operating expenses, including crewing costs, for the Neptune and the Cape Ann. FSRUs are specialized vessels, and there has been demand for experienced crew, which has led to higher crew costs. The Neptune and the Cape Ann time charters provide for operating cost pass-through, which means that we will be able to pass on the cost increases to the charterer.

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

The Höegh Gallant operates in Egypt and inflation in Egypt has ranged from approximately 10.0% to over 23.0% in recent years however, a limited amount of operating expenses related to the Höegh Gallant is denominated in EGP. Most expenses are denominated in U.S. Dollars. Therefore, the inflation in Egypt has not had and is not expected to have a material impact on the consolidated financial statements. The Höegh Gallant time charter does not have pass-through provisions for operating costs. As such, we bear the risk of cost increases due to inflation and exchange rates. A review of the hire rate under the Höegh Gallant time charter is expected to be conducted this year but a revised rate can only be implemented after written approval by both parties to the time charter. As a result of changes in the charterer for EgyptCo, the rate could also be reduced. However, the impact of any change to the hire rate is not expected to be material to us.

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

Other indemnifications. Under the omnibus agreement, Höegh LNG will also indemnify the Partnership for losses:

•	related to certain defects in title to the assets contributed or sold to the Partnership and any failure to obtain, prior to the time they were contributed to the Partnership, certain consents and permits necessary to conduct the business, which liabilities arise within three years after the closing of the IPO;

•	related to certain tax liabilities attributable to the operation of the assets contributed or sold to the Partnership prior to the time they were contributed or sold;

•	in the event that the Partnership does not receive hire rate payments under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter. The Partnership was indemnified by Höegh LNG for the September 2014 and October 2014 invoices not paid by PGN LNG (refer to notes 19 and 22 of our consolidated financial statements);

•	with respect to any obligation to pay liquidated damages to PGN LNG under the PGN FSRU Lampung time charter for failure to deliver the PGN FSRU Lampung by the scheduled delivery date set forth in the PGN FSRU Lampung time charter;

•	with respect to any non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project (including the construction of the Mooring) occurring prior to the date of acceptance of the PGN FSRU Lampung pursuant to the time charter; and

•	pursuant to a letter agreement dated August 12, 2015, Höegh LNG confirmed that the indemnification provisions of the omnibus agreement include indemnification for all non-budgeted, non-creditable Indonesian value added taxes and non-budgeted Indonesian withholding taxes, including any related impact on cash flow from PT Höegh and interest and penalties associated with any non-timely Indonesian tax filings related to the ownership or operation of the PGN FSRU Lampung and the Mooring whether incurred (i) prior to the closing date of the IPO, (ii) after the closing date of the IPO to the extent such taxes, interest, penalties or related impact on cash flows relate to periods of ownership or operation of the PGN FSRU Lampung and the Mooring and are not subject to prior indemnification payments or deemed reimbursable by the charterer under its audit of the taxes related to the PGN FSRU Lampung time charter for periods up to and including June 30, 2015, or (iii) after June 30, 2015 to the extent withholding taxes exceed the minimum amount of withholding tax due under Indonesian tax regulations due to lack of documentation or untimely withholding tax filings. The Partnership is indemnified for recovery of the $6.2 million VAT liability related to a Mooring invoice.

For the years ended December 31, 2018 and 2017, the Partnership filed claims for indemnification of non-budgeted expenses (including warranty provisions, value added tax and withholding tax claims for previous years, other non-budgeted expenses and replacement capital expenditure) of $0.9 million and $0.7 million, respectively. Indemnification payments of $0.9 million, $1.6 million and $2.4 million were received from Höegh LNG for the years ended December 31, 2018, 2017 and 2016, respectively, and were recorded as a contribution to equity. Indemnification payments received from Höegh LNG are subject to repayment to the extent the amounts are subsequently recovered from insurance or deemed reimbursable by the charterer.

For the year ended December 31, 2018, the Partnership refunded to Höegh LNG approximately $2.4 million related to insurance proceeds received related to a warranty provision and costs for previous years determined to be reimbursable by the charterer. For the year ended December 31, 2017, the Partnership refunded to Höegh LNG approximately $2.5 million related to previously recognized revenue from 2014 that was deemed reimbursable in 2017 and an additional cost recovery of $1.5 million, which was recorded as a cash distribution from equity. Refer to notes 19 and 22 of our consolidated financial statements.

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

For the years ended December 31, 2018 and 2017, the Partnership filed claims of $0.5 million and $0.5 million, respectively, for indemnification of losses incurred in connection with the time charter with EgyptCo. Indemnification payments of $0.5 million and $0.5 million received from Höegh LNG for the years ended December 31, 2018 and 2017, were recorded as contributions to equity. Refer to notes 19 and 22 of our consolidated financial statements.

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

On September 27, 2017, the Partnership entered into an indemnification agreement with Höegh LNG with respect to the boil-off claims under the Neptune and Cape Ann time charters, pursuant to which Höegh LNG will, among other things, indemnify the Partnership for its share of any losses and expenses related to or arising from the failure of either Neptune or Cape Ann to meet the performance standards related to the daily boil-off of LNG under their respective time charters (including any cash impact that may result from any settlement with respect to such claims, including any reduction in the hire rate under either time charter.) Refer to notes 19 and 22 of our consolidated financial statements.

A.	Operating Results

The following table summarizes our operating results for the years ended December 31, 2018, 2017 and 2016:

	Year ended December 31,
(in thousands of U.S. dollars)	2018	2017	2016
Statement of Income Data:
Time charter revenues	$144,952	$143,531	$91,107
Other revenue	1,609	—	—
Total revenues	146,561	143,531	91,107
Vessel operating expenses	(24,195)	(23,791)	(16,080)
Construction contract expenses	—	(151)	(315)
Administrative expenses	(8,916)	(9,910)	(9,718)
Depreciation and amortization	(21,146)	(21,054)	(10,552)
Total operating expenses	(54,257)	(54,906)	(36,665)
Equity in earnings (losses) of joint ventures	17,938	5,139	16,622
Operating income (loss)	110,242	93,764	71,064
Interest income	725	500	857
Interest expense	(26,814)	(30,085)	(25,178)
Gain (loss) on derivative instruments	4,681	2,463	1,839
Other items, net	(2,907)	(3,574)	(3,333)
Income (loss) before tax	85,927	63,068	45,249
Income tax expense	(8,305)	(3,878)	(3,872)
Net income (loss)	$77,622	$59,190	$41,377
Non-controlling interest in net income	—	10,408	—
Preferred unitholders' interest in net income	12,303	2,480	—
Limited partners' interest in net income (loss)	$65,319	$46,302	$41,377

Financial Highlights in 2018

The following sets forth our significant developments for the year ended December 31, 2018:

•	Reported time charter revenues were $144.9 million for the year ended December 31, 2018 compared to $143.5 million for the year ended December 31, 2017;

•	Operating income was $110.2 million for the year ended December 31, 2018 compared to $93.8 million for the year ended December 31, 2017; operating income was impacted by unrealized gains on derivative instruments included in the Partnership’s share of equity in earnings of joint ventures for the years ended December 31, 2018 and 2017;

•	Unrealized gain on derivative instruments was $8.5 million and $7.2 million on the Partnership’s share of equity in earnings of joint ventures for the years ended December 31, 2018 and 2017, respectively;

•	The increase in operating income was primarily due to increased contribution from equity in earnings of joint ventures. This is mainly due to the impact of the accruals for boil-off claims for the joint ventures for the year ended December 31, 2017;

•	Net income was $77.6 million for the year ended December 31, 2018 compared to $59.2 million for the year ended December 31, 2017;

•	On January 26, 2018, entered into sales agreement with the Agent. Under the terms of the sales agreement, the Partnership may offer and sell up to $120 million aggregate offering amount of common units and 8.75% Series A cumulative redeemable preferred units ("Series A preferred units"), from time to time, through the Agent, acting as Agent for the Partnership under the ATM Program. As of December 31, 2018, raised proceeds, net of sales commissions, of $4.6 million from the issuance of 253,106 common units and $38.7 million from the issuance of 1,529,070 Series A preferred units.

Year Ended December 31, 2018 Compared with the Year Ended December 31, 2017

Time Charter Revenues. The following table sets forth details of our time charter revenues for the years ended December 31, 2018 and 2017:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Time charter revenues	$144,952	$143,531	$1,421

Time charter revenues for the year ended December 31, 2018 were $144.9 million, an increase of $1.4 million from $143.5 million for the year ended December 31, 2017. The increase was mainly due to higher time charter revenue for the PGN FSRU Lampung but the Höegh Gallant also contributed positively. Time charter revenues for the PGN FSRU Lampung were impacted in both the years ended December 31, 2018 and 2017 by the conclusion of audits by the charterer of the final amounts that would be reimbursed for prior year expenses which resulted in the recognition of revenue that was previously considered constrained variable consideration. Refer to note 5 of our consolidated financial statements for additional information. Time charter revenues for the Höegh Gallant increased slightly for the year ended December 31, 2018 compared to for the year ended December 31, 2017 as the combination of performance claims and off-hire used for scheduled and other maintenance were lower in 2018 than in 2017.

Time charter revenues for the PGN FSRU Lampung consisted of the lease element of the time charter, accounted for as a direct financing lease using the effective interest rate method, as well as fees for providing time charter services, reimbursement for vessel operating expenses and certain taxes incurred. Time charter revenues for the Höegh Gallant consisted of the fixed daily hire rate which covers the operating lease and the provision of time charter services including the costs incurred to operate the vessel. The time charter revenues for the Höegh Grace consisted of a lease element accounted for as an operating lease, as well as fees for providing time charter services, reimbursement of vessel operating expenses and certain taxes incurred.

Other revenue. The following table sets forth details of our vessel operating expenses for the years ended December 31, 2018 and 2017:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Other revenue	$1,609	$—	$1,609

Other revenue consists of insurance proceeds received for a claim related to the PGN FSRU Lampung's warranty work from prior periods and the probable insurance recovery for repair expenses incurred for the Höegh Gallant of approximately $1.4 million and approximately $0.2 million, respectively.

Vessel Operating Expenses. The following table sets forth details of our vessel operating expenses for the years ended December 31, 2018 and 2017:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Vessel operating expenses	$(24,195)	$(23,791)	$(404)

Vessel operating expenses for the year ended December 31, 2018 were $24.2 million, an increase of $0.4 million from $23.8 million for the year ended December 31, 2017. The increase in vessel operating expenses reflects repair expenses incurred for the Höegh Gallant due to technical issues in the fourth quarter of 2018 which were largely offset by lower vessel operating expenses for the first nine months of 2018 compared with the same period of 2017 in part due to a more focused purchasing strategy for supplies.

Construction Contract Expenses. The following table sets forth details of our construction contract expenses for the years ended December 31, 2018 and 2017:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Construction contract expenses	$—	$(151)	$151

The Mooring is an offshore installation that is used to moor the PGN FSRU Lampung to offload natural gas into an offshore pipe that transports the gas to a land terminal for the charterer, PGN LNG. As of December 31, 2014, a warranty allowance of $2.0 million was recorded to construction contract expenses for technical issues that required the replacement of equipment parts for the Mooring, which was sold to the charterer with final acceptance in 2014. During 2016, an additional warranty provision of $0.3 million was recorded. The warranty work was completed in 2017 resulting in additional expense of $0.2 million for the year ended December 31, 2017. For the year ended December 31, 2018, we recovered from our insurance carrier part of the costs incurred, net of deductible amounts. Refer to "Other revenues" discussed above. We were indemnified by Höegh LNG for all warranty provisions at the time the costs were incurred, subject to repayment to the extent recovered by insurance, and we repaid Höegh LNG for the insurance proceeds recovered for the year ended December 31, 2018. For additional information, refer to notes 19 and 22 of our consolidated financial statements.

Administrative Expenses. The following table sets forth details of our administrative expenses for the years ended December 31, 2018 and 2017:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Administrative expenses	$(8,916)	$(9,910)	$994

Administrative expenses for the year ended December 31, 2018 were $8.9 million, a decrease of $1.0 million from $9.9 million for the year ended December 31, 2017. The decrease reflects lower administrative expenses for partnership expenses and for the entities operating the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the years ended December 31, 2018 and 2017:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Depreciation and amortization	$(21,146)	$(21,054)	$(92)

Depreciation and amortization was $21.1 million for the years ended December 31, 2018 and 2017.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the years ended December 31, 2018 and 2017:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Total operating expenses	$(54,257)	$(54,906)	$649

Total operating expenses for the year ended December 31, 2018 were $54.3 million, a decrease of $0.6 million from $54.9 million for the year ended December 31, 2017. The decrease reflects lower administrative expenses which were partially offset by higher vessel operating expenses due to the repair expenses incurred for the Höegh Gallant as a result of technical issues.

Equity in Earnings (Losses) of Joint Ventures. The following table sets forth details of our equity in earnings of joint ventures for the years ended December 31, 2018 and 2017:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Equity in earnings (losses) of joint ventures	$17,938	$5,139	$12,799

Equity in earnings of joint ventures for the year ended December 31, 2018 was $17.9 million, an increase of $12.8 million from equity in earnings of $5.1 million for the year ended December 31, 2017. Unrealized gains on derivative instruments in our joint ventures significantly positively impacted the equity in earnings of joint ventures for both years by $8.5 million and $7.2 million for the years ended December 31, 2018 and 2017, respectively.

Our share of our joint ventures’ operating income was $22.5 million for the year ended December 31, 2018, an increase of $10.6 million compared with $11.9 million for the year ended December 31, 2017. The increase was mainly due to the accruals for boil-off claims under the joint ventures' time charters for the year ended December 31, 2017. Our 50% share of the accrual was approximately $11.9 million for the year ended December 31, 2017. For additional information, refer to "Segments; Joint venture FSRUs" below and notes 17 and 22 of our consolidated financial statements. Please also read “Item 3.D. Risk Factors” for additional information. Excluding the accrual, our share of our joint ventures’ operating income decreased by $1.2 million mainly due to higher vessel operating expenses and higher administrative expenses.

Our share of other income (expense), net, principally consisting of interest expense, was $13.1 million for the year ended December 31, 2018, a reduction of $0.8 million from $13.9 million for the year ended December 31, 2018. The reduction in interest expense was due to lower outstanding debt as a result of repayment of principal during 2018.

Our share of unrealized gains on derivative instruments was $8.5 million for the year ended December 31, 2018, an increase of $1.3 million compared to $7.2 million for the year ended December 31, 2017. The joint ventures utilize interest rate swap contracts to exchange floating interest rate payments for fixed interest rate payments to reduce the exposure to interest rate variability on their outstanding floating-rate debt. The interest rate swap contracts are not designated as hedges for accounting purposes. As a result, there is volatility in earnings for the unrealized exchange gains and losses on the interest rate swap contracts. Historically, the joint ventures have accumulated unrealized losses on the interest rate swaps due to declining interest rates, which has resulted in liabilities for derivative instruments and an accumulated deficit in equity on their balance sheets.

There was no accrued income tax expense for the years ended December 31, 2018 and 2017. Our joint ventures did not pay any dividends for the years ended December 31, 2018 and 2017.

Operating Income. The following table sets forth details of our operating income for the years ended December 31, 2018 and 2017:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Operating income (loss)	$110,242	$93,764	$16,478

Operating income for the year ended December 31, 2018 was $110.2 million, an increase of $16.4 million from $93.8 million for year ended December 31, 2017. Excluding the impact of the unrealized gains on derivatives for the years ended December 31, 2018 and 2017 impacting the equity in earnings of joint ventures, operating income for the year ended December 31, 2018 would have been $101.7 million, an increase of $15.2 million from $86.6 million for year ended December 31, 2017. The increase is primarily a result of recognition of revenue for reimbursement of prior period expenses, receipt of insurance proceeds related to prior period expenses, lower administrative expenses and increased contribution from equity in earnings of our joint ventures due to the impact from the accruals for boil-off claims for the joint ventures for the year ended December 31, 2017.

Interest Income. The following table sets forth details of our interest income for the years ended December 31, 2018 and 2017:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Interest income	$725	$500	$225

Interest income for the year ended December 31, 2018 was $0.7 million, an increase of $0.2 million from $0.5 million for the year ended December 31, 2017. Interest income is mainly related to cash balances and interest accrued on the advances to our joint ventures for the years ended December 31, 2018 and 2017, respectively. The interest rate under the shareholder loans to our joint ventures is a fixed rate of 8.0% per year.

Interest Expense. The following table sets forth details of our interest expense for the years ended December 31, 2018 and 2017:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Interest expense	$(26,077)	$(28,280)	$2,203
Commitment fees	(37)	(977)	940
Amortization of debt issuance cost and fair value of debt assumed	(700)	(828)	128
Total interest expense	$(26,814)	$(30,085)	$3,271

Total interest expense for the year ended December 31, 2018 was $26.8 million, a decrease of $3.3 million from $30.1 million for the year ended December 31, 2017. Total interest expense consists of the interest incurred, commitment fees and amortization of debt issuance cost and the adjustment for the fair value of debt assumed.

The interest incurred of $26.1 million for the year ended December 31, 2018 decreased by $2.2 million compared to $28.3 million for the year ended December 31, 2017, principally due to repayment of outstanding loan balances for the loan facilities related to the PGN FSRU Lampung (the "Lampung facility"), the Höegh Gallant (the "Gallant facility") and the Höegh Grace (the "Grace facility") and the repayment of the seller's credit note in October 2017. The positive impact on interest expense of the repayment of the seller's credit note was partially offset by the increased outstanding balance on the revolving credit facility.

Commitment fees were $0.04 million for the year ended December 31, 2018, a decrease of $0.94 million from $0.98 million for the year ended December 31, 2017. The commitment fees relate to the undrawn portion of the $85 million revolving credit facility. On January 29, 2018, the revolving credit facility was amended to eliminate the requirement to repay a commitment fee on the undrawn balance of the facility as of that date.

Amortization of debt issuance cost and fair value of debt assumed for the year ended December 31, 2018 was $0.7 million compared to $0.8 million for the year ended December 31, 2017.

Gain (Loss) on Derivative Instruments. The following table sets forth details of our gain/loss on derivative instruments for the years ended December 31, 2018 and 2017:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Gain (loss) on derivative instruments	$4,681	$2,463	$2,218

Gain on derivative instruments for the year ended December 31, 2018 was $4.7 million, an increase of $2.2 million from a gain on derivative instruments of $2.5 million for the year ended December 31, 2017. Gain on derivative instruments for the year ended December 31, 2018 and 2017 related to the interest rate swaps for the Lampung, the Gallant and the Grace facilities. The main reason for the increase was the gain of $3.6 million for the year ended December 31, 2018 which relates to the reclassification to earnings from other comprehensive income of the discontinued cash flow hedge related to the Gallant/Grace facility that was planned to be refinanced, and which was subsequently refinanced, in January 2019. The accumulated other comprehensive income balance for the cash flow hedge is reclassified to earnings once the hedged future cash flows are no longer expected to occur. The remaining net gain was of $1.1 million and $2.5 million for the years ended December 31, 2018 and 2017, respectively, which includes the amortization gain of the amount excluded from hedge effectiveness, the amortization loss related to the interest rate swaps reclassified from accumulated other comprehensive income and the loss on the ineffective portion of the cash flow hedges.

Other Items, Net. The following table sets forth details of our other items for the years ended December 31, 2018 and 2017:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Foreign exchange gain (loss)	$(193)	$(968)	$775
Bank charges, fees and other	(143)	(107)	(36)
Withholding tax on interest expense and other	(2,571)	(2,499)	(72)
Total other items, net	$(2,907)	$(3,574)	$667

Other items, net for the year ended December 31, 2018 were $2.9 million, a decrease of $0.7 million from $3.6 million for the year ended December 31, 2017. The decrease was mainly due to lower foreign exchange losses partly offset by increased withholding tax for the year ended December 31, 2018 compared to the year ended December 31, 2017.

Foreign exchange losses for the year ended December 31, 2018 were $0.2 million, a decrease of $0.8 million from $1.0 million for the year ended December 31, 2017. The foreign exchange losses for the year ended December 31, 2017 mainly related to the PGN FSRU Lampung and settlement of a long-term VAT liability denominated in Indonesian Rupiah. The VAT liability originated in 2014.

Withholding tax on interest expense and other for the year ended December 31, 2018 was $2.6 million, an increase of $0.1 million from $2.5 million for the year ended December 31, 2017. Withholding tax is primarily payable on interest expense to parties outside of Singapore and Indonesia.

Income (Loss) Before Tax. The following table sets forth details of our income before tax for the years ended December 31, 2018 and 2017:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Income (loss) before tax	$85,927	$63,068	$22,859

Income before tax for the year ended December 31, 2018 was $85.9 million, an increase of $22.9 million from $63.0 million for the year ended December 31, 2017. Excluding all the unrealized gains on derivative instruments, income before tax for the year ended December 31, 2018 would have been $72.8 million, an increase of $19.4 million from $53.4 million for year ended December 31, 2017. The increase is primarily a result of recognition of revenue for reimbursement of prior period expenses, receipt of insurance proceeds related to prior period expenses, lower administrative expenses and interest expense and the increased contribution from equity in earnings of our joint ventures.

Income Tax Expense. The following table sets forth details of our income tax expense for the years ended December 31, 2018 and 2017:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Income tax expense	$(8,305)	$(3,878)	$(4,427)

Income tax expense was $8.3 million for the year ended December 31, 2018, an increase of $4.4 million compared to $3.9 million for the year ended December 31, 2017. The major reason for the increase was lower income tax expense for the year ended December 31, 2017 as a result of recording income tax benefits of $3.7 million from the amendment of the 2016 tax return of the Indonesian subsidiary in 2017.

We are not subject to Marshall Islands corporate income taxes. However, we are subject to tax for earnings of our subsidiaries incorporated in Indonesia, Singapore, Cyprus, the UK and for certain Colombian source income. The Singapore subsidiary’s taxable income mainly arises from internal interest income. The charterer in Colombia pays certain taxes directly to the Colombian tax authorities on behalf of our subsidiaries that own and operate the Höegh Grace. The tax payments are a mechanism for advance collection of part of the income taxes for the Colombian subsidiary and a final income tax on Colombian source income for the non-Colombian subsidiary. We concluded these third party payments to the tax authorities represent income taxes that must be accounted for under the guidance for income taxes. The amount of non-cash income tax expense was $0.9 million for the years ended December 31, 2018 and 2017.

The Indonesian Minister of Finance introduced regulations effective for 2016 that limited the amount of interest expense that was deductible for current income taxes in certain circumstances. Certain industries, including the infrastructure industry, were exempted from the debt to equity ratio requirements. Although the infrastructure industry was not defined in the new regulations, additional guidance was expected to be provided during 2016. Because no subsequent guidance was issued, the Indonesian subsidiary reported its income tax expense as of December 31, 2016 and filed its 2016 tax return applying the limitations on the deductibility of interest expense.

Following an evaluation of how the application of the infrastructure industry exemption was being applied, it was concluded in 2017 that the infrastructure exemption did apply to the Indonesian subsidiary. Accordingly, the 2016 tax return was amended without the limitation on the deductibility of the interest expense which reduced taxable income, reinstated the amount of 2014 tax loss carryforward that had been utilized in 2016, and reversed the uncertain tax position recorded as current income tax expense for 2016. For the year ended December 31, 2017, tax benefits were recorded of $1.5 million and $2.2 million for the reinstatement of the tax loss carryforward and the reversal of the uncertain tax position, respectively, due to the amendment of the 2016 tax return. As of December 31, 2017 and 2018, the infrastructure exemption was applied by the Indonesian subsidiary for the reported income tax expense.

In December of 2018, the Indonesian tax authorities concluded an audit of corporate income tax filings for the Indonesian subsidiary for the years ended December 31, 2013 and 2014. The outcome of the audit the reduced the historical tax loss carryforward, mainly due to disallowed expenses, resulting in a settlement of $0.9 million with respect to the unrecognized tax benefits originating in 2013. Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. For the year ended December 31, 2018, tax benefits of $0.4 million were recorded reflecting a reduction to the uncertain tax position originating in 2013 based on the audit's conclusion. In addition, there was an increase to the uncertain tax position of $0.4 million for tax positions to be taken in the 2018 tax return which is not more-likely-than-not of being sustained. As of December 31, 2018, the unrecognized tax benefits for uncertain tax positions were $1.7 million.

Net Income (Loss). The following table sets forth details of our net income for the years ended December 31, 2018 and 2017:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Net income (loss)	$77,622	$59,190	$18,432
Non-controlling interest in net income	—	10,408	(10,408)
Preferred unitholders' in net income	12,303	2,480	9,823
Limited partners' interest in net income (loss)	$65,319	$46,302	$19,017

As a result of the foregoing, net income for the year ended December 31, 2018 was $77.6 million, an increase of $18.4 million compared with net income of $59.2 million for the year ended December 31, 2017.

For the years ended December 31, 2018 and 2017, net income of $12.3 million and $2.5 million, respectively, was attributable to the Series A preferred units due the issuance of Series A preferred units on October 5, 2017 and subsequently as part of our at-the-market ("ATM") program. For the year ended December 31, 2017, net income of $10.4 million was attributable to non-controlling interest for the 49% interest in the Höegh Grace entities not owned by us in the period from January 1, 2017 to November 30, 2017. On December 1, 2017, we acquired the remaining 49% ownership interest in the Höegh Grace entities and, as of that date, there was no longer a non-controlling interest in the Höegh Grace. Our limited partners' interest in net income, for the year ended December 31, 2018 was $65.3 million, an increase of $19.0 million compared to $46.3 million for the year ended December 31, 2017.

Segments

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net) less the non-controlling interest in Segment EBITDA. Segment EBITDA is reconciled to operating income and net income in the segment presentation below. Please read “Item 3.A. Selected Financial Data—Non-GAAP Financial Measures” for a definition of Segment EBITDA and a reconciliation of Segment EBITDA to net income. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures and interest expense related to the outstanding balance on the $85 million revolving credit facility and the seller’s credit note, repaid in December 2017, are included in “Other.”

For the year ended December 31, 2018 and 2017, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung, the operating leases related to the Höegh Gallant and the Höegh Grace.

For the years ended December 31, 2018 and 2017, Joint venture FSRUs include the operating leases related to two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the consolidated financial statements, except that i) Joint venture FSRUs are presented under the proportional consolidation method for the segment note in the Partnership's consolidated financial statements and under equity accounting for the consolidated financial statements, ii) internal interest income and interest expense between the Partnership's subsidiaries that eliminate in consolidation are not included in the segment columns for the other financial income (expense), net line and iii) non-controlling interest in Segment EBITDA is subtracted in the segment note to reflect the Partnership’s interest in Segment EBITDA as the Partnership’s segment profit measure, Segment EBITDA. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting. On January 1, 2017, the Partnership began consolidating its acquired 51% interest in the Höegh Grace entities. Since the Partnership obtained control of the Höegh Grace entities, it consolidated 100% of the revenues, expenses, assets and liabilities of the Höegh Grace entities and the interest not owned by the Partnership was reflected as non-controlling interest in net income and non-controlling interest in total equity. Management monitored the results of operations of the Höegh Grace entities based on the Partnership’s 51% interest in Segment EBITDA of such entities and, therefore, subtracted the non-controlling interest in Segment EBITDA to present Segment EBITDA. The adjustment to non-controlling interest in Segment EBITDA was reversed to reconcile to operating income and net income in the segment presentation. On December 1, 2017, the Partnership acquired the remaining 49% ownership interest in the Höegh Grace entities and, as of that date, there is no longer a non-controlling interest in the Höegh Grace entities.

Majority Held FSRUs. The following table sets forth details of segment results for the Majority held FSRUs for the years ended December 31, 2018 and 2017:

	Year ended		Positive
Majority Held FSRUs	December 31,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Time charter revenues	$144,952	$143,531	$1,421
Other revenue	1,609	—	1,609
Total revenues	146,561	143,531	3,030
Vessel operating expenses	(24,195)	(23,791)	(404)
Construction contract expense	—	(151)	151
Administrative expenses	(3,099)	(3,821)	722
Less: Non-controlling interest in Segment EBITDA	—	(19,210)	19,210
Segment EBITDA	119,267	96,558	22,709
Add: Non-controlling interest in Segment EBITDA	—	19,210	(19,210)
Depreciation and amortization	(21,146)	(21,054)	(92)
Operating income (loss)	98,121	94,714	3,407
Gain (loss) on derivative instruments	4,681	2,463	2,218
Other financial income (expense), net	(26,381)	(29,656)	3,275
Income (loss) before tax	76,421	67,521	8,900
Income tax expense	(8,253)	(3,893)	(4,360)
Net income (loss)	$68,168	$63,628	$4,540
Non-controlling interest in net income	—	10,408	(10,408)
Limited partners' and preferred unitholders' interest in net income (loss)	$68,168	$53,220	$14,948

Time charter revenues for the year ended December 31, 2018 were $144.9 million, an increase of $1.4 million from $143.5 million for the year ended December 31, 2017. As discussed above, the increase was mainly due to higher time charter revenue for the PGN FSRU Lampung but the Höegh Gallant also contributed positively. Time charter revenues for the PGN FSRU Lampung were impacted in both the years ended December 31, 2018 and 2017 by the conclusion of audits by the charterer of the final amounts that would be reimbursed for prior year expenses which resulted in the recognition of revenue that was previously considered constrained variable consideration. Time charter revenues for the Höegh Gallant increased slightly for the year ended December 31, 2018 compared to the year ended December 31, 2017 as the combination of performance claims and off-hire used for scheduled and other maintenance were lower in 2018 than in 2017.

The PGN FSRU Lampung and the Höegh Gallant were on-hire, or had only minor performance warranties impacting time charter revenues, for each of the years ended December 31, 2018 and 2017.

Other revenue consists of insurance proceeds received for a claim related to the PGN FSRU Lampung's warranty work from prior periods and the probable insurance recovery for repair expenses incurred for the Höegh Gallant of approximately $1.4 million and approximately $0.2 million, respectively.

Vessel operating expenses for the year ended December 31, 2018 were $24.2 million compared to $23.8 million for the year ended December 31, 2017. The increase was mainly due to the inclusion of the repair expenses incurred for the Höegh Gallant as a result of technical issues in the fourth quarter of 2018 which were partly offset by lower vessel operating expenses for the first nine months of 2018 compared with the same period of 2017 in part due to a more focused purchasing strategy for supplies.

Construction contract expenses were $0.2 million for the year ended December 31, 2017. As discussed in more detail above, the expenses were for installation of replacement parts under warranty related to the Mooring.

Administrative expenses for the year ended December 31, 2018 were $3.1 million, a decrease of $0.7 million from $3.8 million for the year ended December 31, 2017. Administrative expenses decreased for all the entities operating the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace for year ended December 31, 2018 compared to 2017. For the year ended December 31, 2017, there were some start-up costs being incurred for the Höegh Grace.

Segment EBITDA for the year ended December 31, 2018 was $119.3 million, an increase of $22.7 million from $96.6 million for the year ended December 31, 2017. The increase was mainly due to no longer having a non-controlling interest in Segment EBITDA because of the acquisition of the remaining 49% interest in the Höegh Grace entities, which closed on December 1, 2017. In addition, Segment EBITDA was positively impacted by the higher revenues related to prior periods expenses, the receipt of insurance proceeds and lower administrative expenses.

Joint Venture FSRUs. The following table sets forth details of segment results for the Joint venture FSRUs for the years ended December 31, 2018 and 2017:

	Year ended		Positive
Joint Venture FSRUs	December 31,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Time charter revenues	$43,169	$42,165	$1,104
Accrual historical boil-off claim	—	(11,850)	11,850
Total revenues	43,169	30,315	12,854
Vessel operating expenses	(9,310)	(7,752)	(1,558)
Administrative expenses	(1,622)	(876)	(746)
Segment EBITDA	32,237	21,687	10,550
Depreciation and amortization	(9,725)	(9,815)	90
Operating income (loss)	22,512	11,872	10,640
Gain (loss) on derivative instruments	8,496	7,194	1,302
Other income (expense), net	(13,070)	(13,927)	857
Income (loss) before tax	17,938	5,139	12,799
Income tax expense	—	—	—
Net income (loss) & limited partners' and preferred unitholders' interest in net income (loss)	$17,938	$5,139	$12,799

Time charter revenues for the year ended December 31, 2018 were $43.2 million, an increase of $1.1 million compared to $42.2 million for the year ended December 31, 2017. Higher time charter revenues for the year ended December 31, 2018 mainly reflects reimbursements of costs incurred for a new project for the charterer related to the Cape Ann.

As further discussed in note 22 under "Joint ventures claims and accruals" of our consolidated financial statements, in 2017 the joint ventures recorded accruals for the probable liability for boil-off claims under the Neptune and the Cape Ann time charters. Our 50% share of the accrual was estimated at approximately $11.9 million which was recorded as a reduction of time charter revenues as of September 30, 2017. The accrual was unchanged as of December 31, 2018.

Vessel operating expenses for the year ended December 31, 2018 were $9.3 million, an increase of $1.5 million compared to $7.8 million for the year ended December 31, 2017. The higher vessel operating expenses related to the Cape Ann for the year ended December 31, 2018 compared with the year ended December 31, 2017. The Cape Ann commenced drydock, maintenance and modifications work in August 2018 and left the shipyard at the end of September 2018 resulting in increased maintenance expenses for the year ended December 31, 2018. The Cape Ann was on-hire during the drydock period.

Administrative expenses for the year ended December 31, 2018 were $1.6 million, an increase of $0.7 million compared to $0.9 million for the year ended December 31, 2017. The higher administrative expenses were mainly due to a new project for the charterer and the administrative procedures for the drydock and modifications work related to the Cape Ann.

Segment EBITDA was $32.2 million for the year ended December 31, 2018, an increase of $10.5 million compared with $21.7 million for the year ended December 31, 2017. The main reason for the increase was the accruals for historical boil-off claims recorded in the period ended December 31, 2017. Excluding the impact of the boil-off accruals for the year ended December 31, 2017, Segment EBITDA decreased by $1.3 million mainly due to higher vessel operating expenses and administrative expenses for the year ended December 31, 2018.

Other. The following table sets forth details of other results of Other for the years ended December 31, 2018 and 2017:

	Year ended		Positive
Other	December 31,		(negative)
(in thousands of U.S. dollars)	2018	2017	variance
Administrative expenses	$(5,817)	$(6,089)	$272
Segment EBITDA	(5,817)	(6,089)	272
Operating income (loss)	(5,817)	(6,089)	272
Other financial income (expense), net	(2,615)	(3,503)	888
Income (loss) before tax	(8,432)	(9,592)	1,160
Income tax benefit (expense)	(52)	15	(67)
Net income (loss) & limited partners' and preferred unitholders' interest in net income (loss)	$(8,484)	$(9,577)	$1,093

Administrative expenses and Segment EBITDA for the year ended December 31, 2018 were each $5.8 million, a decrease of $0.3 million from $6.1 million for the year ended December 31, 2017.

The decrease in administrative expenses of $0.3 million in 2018 was principally related to higher audit fees, legal fees and other expenses incurred in connection with the acquisition of the remaining 49% ownership interest in the Höegh Grace entities and the Partnership's offering and issuance of 4,600,000 Series A preferred units for the year ended December 31, 2017.

Other financial income (expense), net for the year ended December 31, 2018 was an expense of $2.6 million, a decrease of $0.9 million from an expense of $3.5 million for the year ended December 31, 2017. The decrease is mainly due to reduced interest expense incurred on the revolving credit facility for the year ended December 31, 2018 compared with the interest incurred for the year ended December 31, 2017 on the revolving credit facility and the seller's credit note which was repaid in October 2017.

Year Ended December 31, 2017 Compared with the Year Ended December 31, 2016

Financial Highlights in 2017

The following sets forth our significant developments for the year ended December 31, 2017:

•	Total time charter revenues were $143.5 million for the year ended December 31, 2017 compared to $91.1 million for the year ended December 31, 2016;

•	Operating income was $93.8 million for the year ended December 31, 2017 compared to $71.1 million for the year ended December 31, 2016; operating income was impacted by unrealized gains on derivative instruments included in the Partnership’s share of equity in earnings of joint ventures for the years ended December 31, 2017 and 2016;

•	Unrealized gain on derivative instruments was $7.2 million and $7.1 million on the Partnership’s share of equity in earnings of joint ventures for the years ended December 31, 2017 and 2016, respectively;

•	The increase in operating income was mainly due to the inclusion of the results from the Höegh Grace being consolidated for the full year ended December 31, 2017 partly offset by the reduced contribution from equity in earnings of joint ventures mainly due to the impact of the accruals for boil-off claims for the joint ventures for the year ended December 31, 2017 compared to 2016;

•	Net income was $59.2 million for the year ended December 31, 2017 compared to $41.4 million for the year ended December 31, 2016;

•	On January 3, 2017, closed the acquisition of a 51% ownership interest in the Höegh Grace entities. The results of the Höegh Grace contributed to the Partnership’s earnings for the full year of 2017;

•	In October 2017, raised proceeds, net of underwriting discounts and expenses, of $110.9 million from the issuance of 4,600,000 Series A cumulative redeemable preferred units;

•	On December 1, 2017, acquired the remaining 49% ownership interest in the Höegh Grace entities.

Time Charter Revenues. The following table sets forth details of our time charter revenues for the years ended December 31, 2017 and 2016:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2017	2016	variance
Time charter revenues	$143,531	$91,107	$52,424

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

Our share of our joint ventures’ operating income was $11.9 million for the year ended December 31, 2017, a decrease of $12.7 million compared with $24.6 million for the year ended December 31, 2016. The decrease mainly related to accruals for the probable liability for boil-off claims under the time charters. Our 50% share of the accrual was approximately $11.9 million for the year ended December 31, 2017. For additional information, refer to "Segments; Joint venture FSRUs" below and notes 17 and 22 of our consolidated financial statements. Please also read “Item 3.D. Risk Factors” for additional information. Excluding the accrual, our share of our joint ventures’ operating income decreased by $0.8 million mainly due to lower revenues, higher vessel operating expenses and depreciation which were partially offset by lower administrative expenses.

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

Total interest expense for the year ended December 31, 2017 was $30.1 million, an increase of $4.9 million from $25.2 million for the year ended December 31, 2016. Total interest expense consists of the interest incurred, commitment fees and amortization of debt issuance cost and the adjustment for the fair value of debt assumed for the period.

The interest incurred of $28.3 million for the year ended December 31, 2017 increased by $6.3 million compared to $22.0 million for the year ended December 31, 2016, principally due to higher average outstanding loan balances from the acquisition of the Höegh Grace entities which was partially offset by lower average loan balances on the seller's credit note and the revolving credit facility. In January 2017, we acquired a 51% ownership interest in the Höegh Grace entities and assumed the Grace facility. We used part of the proceeds received from the common unit offering in December 2016 to repay $12.6 million on the seller's credit note, issued in connection with the acquisition of Höegh Gallant on October 1, 2015. We used part of the proceeds received from the Series A preferred unit offering in October 2017 to repay the remaining balance of $34.4 million on the seller's credit note and the outstanding balance of $24.3 million on the revolving credit facility. In December 2017, we drew $41.4 million and $10.4 million on the revolving credit facility in connection with the acquisition of the remaining 49% interest in the Höegh Grace entities and for general partnership purposes, respectively.

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

Segments

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net) less the non-controlling interest in Segment EBITDA. Segment EBITDA is reconciled to operating income and net income in the segment presentation below. Please read “Item 3.A. Selected Financial Data—Non-GAAP Financial Measures” for a definition of Segment EBITDA and a reconciliation of Segment EBITDA to net income. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures and interest expense related to the seller’s credit note and the outstanding balance on the $85 million revolving credit facility are included in “Other.”

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

For the years ended December 31, 2017 and 2016, Joint venture FSRUs include the operating leases related to two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long term time charters with one charterer.

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

Time charter revenues for the year ended December 31, 2017 were $42.2 million, a decrease of $1.1 million compared to $43.3 million for the year ended December 31, 2016. Reduced revenues for the year ended December 31, 2017 reflects that revenues for the year ended December 31, 2016 included reimbursements of certain administrative expenses incurred in preparation for the Neptune’s sub-charter in Turkey. On October 28, 2017, the Cape Ann arrived in Tianjin, China to serve as an FSRU pursuant to a sub-charter made by its charterer.

As further discussed above and in note 22 under "Joint ventures claims and accruals" of our consolidated financial statements, in 2017 the joint ventures recorded accruals for the probable liability for boil-off claims under the Neptune and the Cape Ann time charters. Under the time charters, the joint ventures undertake to ensure that the vessel meets specified performance standards at all times during the term of the time charters. The performance standards include the vessel not exceeding a maximum average daily boil-off of LNG, subject to certain contractual exclusions, as specified in the time charters. Pursuant to the charters, the hire rate is subject to deduction by the charterer by, among other things, sums due in respect of the joint ventures' failure to satisfy the specified performance standards during the period. On September 8, 2017, the charterer notified the joint ventures that it was formally making a claim for compensation in accordance with the provisions of the charters for a stated quantity of LNG exceeding the maximum average daily boil-off since the beginning for the charters. The claim was referred to arbitration. As of December 31, 2017, it was estimated that our 50% share of the excess boil-off claim could range from zero to negligible amounts to approximately $29 million, or the gross amount claimed by the charterer. Accruals are recorded for loss contingencies or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The joint ventures determined the liability associated with the boil-off claim was probable and could be reasonably estimated resulting in an accrual. Our 50% share of the accrual was estimated at approximately $11.9 million which was recorded as a reduction of time charter revenues as of September 30, 2017. The accrual was unchanged as of December 31, 2017.

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

The decrease in administrative expenses of $0.7 million in 2017 was principally related to higher audit fees, legal fees and other expenses incurred in connection with the common unit offering in December 2016, the filing of financial statements for the Höegh Grace entities to be acquired, and the preparation for the acquisition of the 51% ownership interest in the Höegh Grace entities.

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

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of cash from operations, the utilization of borrowings from commercial banks and debt and equity financings. Our liquidity requirements relate to paying our unitholder distributions, servicing interest and quarterly repayments on our debt (“debt amortization”), funding working capital and maintaining cash reserves against fluctuations in operating cash flows. The liquidity requirements of our joint ventures relate to the servicing of debt, including repayment of shareholder loans, funding working capital, including drydocking and on water surveys, and maintaining cash reserves against fluctuations in operating cash flows.

Our sources of liquidity include cash balances, cash flows from our operations, interest and repayment of principal from our advances to our joint ventures, our undrawn balance of $45.7 million as of March 31, 2019 under the $85 million revolving credit facility from Höegh LNG, our undrawn balance of $63 million under the revolving credit facility under our new $385 million facility as described below. In addition, liquidity can also be supplemented, from time to time, by net proceeds of the ATM program, depending on the market conditions. Cash and cash equivalents are denominated primarily in U.S. dollars. We do not currently use derivative instruments for other purposes than managing interest rate risks. The advances to our joint ventures (shareholder loans) are subordinated to the joint ventures’ long-term bank debt, consisting of the Neptune facility and the Cape Ann facility, and payments can only be made subject to meeting a 1.20 historical and projected debt service coverage ratio. Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of the joint ventures. As discussed in note 22 under "Joint ventures claims and accruals" to the consolidated financial statements, the joint ventures have recorded accruals for the probable liability for boil-off claim under their time charters. As a precaution, the joint ventures have suspended payments on the shareholder loans pending the outcome of the boil-off claim. As of December 31, 2018, the historical debt service ratio was not met. As a result, no payments on the shareholder loans can be made until the debt service coverage ratio is met in future periods. Refer to note 14 to our consolidated financial statements. The suspension of the payments on the shareholder loans reduces cash flows available to us. Dividend distributions from our joint ventures require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans; and c) under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution. Dividends from Höegh Lampung may only be paid out of profits under Singapore law. Dividends from PT Höegh may only be paid if its retained earnings are positive under Indonesian law and requirements are fulfilled under the Lampung facility. In addition, PT Höegh as an Indonesian incorporated company is required to establish a statutory reserve equal to 20% of its paid up capital. The dividend can only be distributed if PT Höegh’s retained earnings are positive after deducting the statutory reserve. As of December 31, 2018, PT Höegh had not established the required statutory reserves and therefore cannot make dividend payments under Indonesia law. However, subject to meeting a debt service ratio of 1.20 to 1.00, PT Höegh can distribute cash from its cash flow from operations to us as payment of intercompany accrued interest and/or intercompany debt, after quarterly payments of the Lampung facility and fulfilment of the “waterfall” provisions to meet operating requirements as defined by the Lampung facility. Under Cayman Islands law, Höegh FSRU III, Höegh FSRU IV and Höegh Colombia Holding may only pay distributions out of profits or capital reserves if the entity is solvent after the distribution. Dividends from Höegh Cyprus may only be distributed out of profits and not from the share capital of the company. Dividends and other distributions from Höegh Cyprus, Höegh Colombia and Höegh FSRU IV may only be distributed if after the dividend payment, the Partnership would remain in compliance with the financial covenants under the $385 million facility.

During the year ended December 31, 2018, we had sold 1,529,070, Series A preferred units under our ATM program at an average gross sales price of $25.74 per unit and received net proceeds, after sales commissions, of $38.7 million. As of December 31, 2018, we had sold 253,106 common units under our ATM program at an average gross sales price of $18.26 per unit and received net proceeds, after sales commissions, of $4.6 million. We have paid an aggregate of $0.8 million in sales commissions to the Agent in connection with such sales as of December 31, 2018. As of March 31, 2019, the Partnership had not made any sales under the ATM program during 2019.

As of December 31, 2018, we do not have material commitments for capital expenditures for our current business. However, during 2019, the Höegh Gallant will have a drydock and the PGN FSRU Lampung will complete a class renewal survey while remaining on the water. The combined expenditure, which is not yet committed, is expected to be approximately $6.5 to $7.0 million which will not be covered by the respective charterers. The Höegh Gallant and the PGN FSRU Lampung are expected to be off-hire for 10 days and 4 days, respectively, for these procedures. For the joint ventures, the Neptune will also have class renewal survey while remaining on the water during 2019. The majority of survey expenditures are expected to be compensated by the charterer and the Neptune will remain on-hire. During the class renewal survey of the Neptune, the joint venture expects to incur costs for certain capital improvements that will not be reimbursed by the charterer for which the Partnership's 50% share is expected to be approximately $0.2 million for the year ended December 31, 2019. The capital improvements are expected to reduce boil-off in certain modes of operation. As discussed in note 22 under "Joint ventures claims and accruals" in our consolidated financial statements, the joint ventures have a probable liability for a boil-off claim under the time charters. Our 50% share of the accrual was approximately $11.9 million as of December 31, 2017. The charterer and the joint ventures referred the claim to arbitration. Subsequently, the charterer and the joint ventures asked the arbitration tribunal for a partial determination on certain key contractual interpretations and the proceedings commenced in November 2018. In March 2019, the tribunal’s determination was received. The determination did not cover all the questions of contractual interpretation on which there is disagreement between the parties. Based upon the additional information from the tribunal’s determination and updated estimates of the potential range of liability, the joint ventures' concluded the existing accrual continues to represent their best estimate of the probable liability as of December 31, 2018. Accordingly, the Partnership's 50% share of the accrual of approximately $11.9 million was unchanged as of December 31, 2018. The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments. The claim may be resolved through negotiation or arbitration. To the extent that excess boil-off claims result in a settlement, we would be indemnified by Höegh LNG for its share of the cash impact of any settlement. However, other concessions, if any, would not be expected to be indemnified. Refer to “Item 3.D. Risk Factors” for additional information.

As of December 31, 2018, the total outstanding principal on our long-term debt was $479.5 million, including $440.2 million on the Lampung, Gallant and Grace facilities, and $39.3 million on the $85 million revolving credit facility.

On January 29, 2019, we entered into a loan agreement with a syndicate of banks to refinance the outstanding balances of the Gallant/Grace facility. The new facility includes a senior secured term loan and revolving credit facilities with an aggregate borrowing capacity of the lesser of (i) $385 million and (ii) 65% of the fair market value of the Höegh Gallant and 75% of the market value of Höegh Grace as of the initial borrowing date (the "$385 million facility"). The $385 million facility is structured as a term loan with commercial and export credit tranches for each vessel to refinance outstanding amounts under the existing Gallant/Grace facility and a revolving credit facility for the Partnership with a drawing capacity of $63 million. On January 31, 2019, we drew $320 million under the commercial term loans and the export credit tranches on the $385 million facility and used proceeds of $303.2 million and $1.6 million to settle the outstanding balance and accrued interest, respectively, on the Gallant/Grace facility and $5.5 million to pay arrangement fees under the $385 million facility. The remaining proceeds of $9.6 million are expected to be used for general partnership purposes. Refer to “—Borrowing Activities—Long-term Debt” for a description of the facilities and note 15 to our consolidated financial statements.

We have not made use of derivative instruments for currency risk management purposes. We had interest rate swap contracts for the Lampung facility (“Lampung swaps”), the Gallant facility (“Gallant swaps”), the Grace facility ("Grace swaps") and the $385 million facility ($385 million swaps) as of December 31, 2018. As of December 31, 2018, we had outstanding interest rate swap agreements for a total notional amount of $136.1 million, $114.6 million, $125.6 million and $130.0 million to hedge against the interest rate risks of our long-term debt under the Lampung facility, the Gallant facility, the Grace facility and the $385 million facility, respectively. We applied hedge accounting for the Lampung and the $385 million swaps for the year ended December 31, 2018. Hedge accounting was discontinued for the Gallant swaps and the Grace swaps for the fourth quarter of 2018. We receive interest based on three month U.S. dollar LIBOR and pay fixed rates of 2.8% on the Lampung swaps, 1.9105% to 1.9145% on the Gallant swaps, 2.305% to 2.315% on the Grace swaps and 2.941% to 2.838% on the $385 million swaps.

In February 2019, we entered into additional forward starting interest rate swaps related to the $385 million facility with a nominal amount of $127.7 million for which we will make fixed payments of 2.650% and 2.735% based on a nominal amount of $63.8 million for each. The export credit tranches have a fixed interest rate and therefore no interest rate swaps are required. The Lampung swaps amortize over 12 years to match the outstanding balance of the Lampung facility. The swaps entered into in relation to the $385 million facility amortize in line with the repayments until October 2025 and January 2026. The Gallant and Grace swaps were terminated on January 31, 2019 in connection with the refinancing of the Gallant/Grace facility. Refer to “Item 5.F. Tabular Disclosure of Contractual Obligations.” The carrying value of the liability for derivative instruments was $1.5 million as of December 31, 2018. In addition, our joint ventures have utilized interest rate swap contracts that are not designated as hedges for accounting purposes. Please read note 21 to our consolidated financial statements. For information about our joint ventures’ derivative instruments, please read note 12 to our joint ventures’ combined financial statements.

In connection with the IPO, we entered into an $85 million revolving credit facility with Höegh LNG that bears interest of at a rate equal to LIBOR plus a margin of 4.0%, which provides us with liquidity to fund our distributions and other general liquidity needs. In February 2017, May 2017 and August 2017, we drew $1.6 million, $10.1 million and $4.0 million, respectively, on the revolving credit facility. In October 2017, we repaid the outstanding balance of $24.3 million on the revolving credit facility with a portion of the proceeds of the Series A preferred unit offering. In December 2017, we drew $41.4 million and $10.4 million on the revolving credit facility to fund part of the purchase price for the acquisition of the remaining 49% interest in the Höegh Grace entities and for general partnership purposes, respectively. In February 2018, we drew an additional $5.4 million on the revolving credit facility. In May 2018, June 2018 and August 2018, we repaid $6.5 million, $5.0 million and $6.0 million, respectively, of the outstanding balance on the revolving credit facility.

As of December 31, 2018, we had cash and cash equivalents of $26.3 million and an undrawn portion on the $85 million revolving credit facility of $45.7 million. Current restricted cash as of December 31, 2018 was $6.0 million of which relates to operating obligations of the PGN FSRU Lampung. Long-term restricted cash required under the Lampung facility was $13.1 million as of December 31, 2018. The long-term debt is repayable in quarterly installments of $11.0 million starting with the first repayment under the $385 million facility in April 2019. As of December 31, 2018, our total current liabilities exceeded total current assets by $10.3 million which is mainly due to the current portion of long-term debt of $45.5 million being classified current while restricted cash of $13.1 million associated with the Lampung facility is classified as a long-term asset. Further, the current portion of long-term debt reflects principal payments for the next twelve months which will be funded, for the most part, by future cash flows from operations. We do not intend to maintain a cash balance to fund our next twelve months’ net liabilities.

We believe our cash flows from operations, including distributions to us from PT Höegh, Höegh Cyprus, and Höegh FSRU IV as payment of intercompany interest and/or intercompany debt or dividends, will be sufficient to meet our debt amortization and working capital needs, including the planned drydock and class renewal survey, and maintain cash reserves against fluctuations in operating cash flows. In addition, we require liquidity to pay distributions to our unitholders. We believe the available balance on the $85 million revolving credit facility will provide us with adequate liquidity reserve to fund our distributions and other general liquidity needs. As of December 31, 2018, the undrawn balance on the $85 million revolving credit facility was $45.7 million. We believe our current resources, including the undrawn balance on the $85 million revolving credit facility are sufficient to meet our working capital requirements for our current business for the next twelve months. As of March 31, 2019, the Partnership has a drawing capacity of $63 million under the $385 million facility in addition to the $45.7 million undrawn portion of the $85 million revolving credit facility from Höegh LNG.

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

Cash Flows

Cash Flows for the Years ended December 31, 2018 and 2017

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the years presented:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2018	2017
Net cash provided by (used in) operating activities	$91,681	$79,947
Net cash provided by (used in) investing activities	3,067	(38,450)
Net cash provided by (used in) financing activities	(92,478)	(39,340)
Increase (decrease) in cash, cash equivalents and restricted cash	2,270	2,157
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(97)	—
Cash, cash equivalents and restricted cash, beginning of period	43,281	41,124
Cash, cash equivalents and restricted cash, end of period	$45,454	$43,281

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $91.7 million for the year ended December 31, 2018 compared with $79.9 million for the year ended December 31, 2017. Before changes in working capital, net cash flows from operating activities were $85.7 million and $84.6 million for the years ended December 31, 2018 and 2017, respectively. The increase of $1.1 million was primarily due to increased earnings in the Majority held FSRU segment which was partially offset by the reduction on interest payments on advances to joint ventures for the year ended December 31, 2018 compared with the year ended December 31, 2017. Changes in working capital increased net cash provided by operating activities by $6.0 million for the year ended December 31, 2018, compared with a negative contribution of $4.7 million for the year ended December 31, 2017. For the year ended December 31, 2018, the positive contribution of changes in working capital was largely due to cash provided by the settlements of trade receivables. For the year ended December 31, 2017, the negative contribution of changes in working capital was largely due to a decrease in accrued liabilities as a result of the conclusion of an audit for the amount the charterer would reimburse for certain 2014 and 2015 costs for the PGN FSRU Lampung.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities was $3.1 million for the year ended December 31, 2018 compared with net cash used in investing activities of $38.5 million for the year ended December 31, 2017. Cash provided by investing activities of $3.1 million for the year ended December 31, 2018 included $0.7 million in expenditures for equipment used on the vessels and $3.8 million in receipts of repayment on principal on the direct financing lease since the PGN FSRU Lampung charter is accounted for as a financial lease. For the year ended December 31, 2017, the cash used for the expenditure for the Höegh Grace entities was $137.5 million, of which $45.3 million related to the December 2017 acquisition and $92.2 million related to the January 2017 acquisition. The cash used in investing activities for the year ended December 31, 2017 primarily related to the cash payment of $45.3 million for part of the acquisition price for the remaining 49% interest in the Höegh Grace entities on December 1, 2017. The rest of the purchase price of $41.4 million was a non-cash transaction financed by draws on the revolving credit facility. The cash payments for the January 2017 acquisition of a 51% ownership interest in the Höegh Grace entities of $92.2 million was largely offset by the decrease of $91.8 million in cash designated for purchase of the Höegh Grace entities included in net cash used in financing activities. For the year ended December 31, 2017, the receipts of repayment on principal on the direct financing lease of the PGN FSRU Lampung was $3.5 million.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was $92.5 million and $39.3 million for the years ended December 31, 2018 and 2017, respectively.

Net cash used in financing activities for the year ended December 31, 2018 was mainly due to the repayment of $45.5 million on the Lampung, Gallant and Grace facilities, the repayment of $17.5 million to owners and affiliates on the $85 million revolving credit facility, the repayment of $5.0 million for part of a customer loan that funded value added taxes for import of the PGN FSRU Lampung, a payment of $59.4 million of cash distributions to our common and subordinated unitholders, a payment of $13.1 million of cash distributions to our Series A preferred unitholders and the refund of indemnifications of $2.4 million previously received from Höegh LNG. This was partially offset by the receipt of $5.4 million drawn on the $85 million revolving credit facility and net proceeds of $4.6 million and $38.7 million for the issuance of common units and the Series A preferred units, respectively, under our ATM program.

Net cash used in financing activities for the year ended December 31, 2017 was mainly due to the repayment of $45.5 million on the Lampung, Gallant and Grace facilities, the repayment of $58.7 million to owners and affiliates, consisting of $34.4 repayment on the seller's credit note and $24.3 million on the revolving credit facility, the repayment of $5.9 million for part of a customer loan that funded value added taxes for import of the PGN FSRU Lampung, our payment of $57.0 million of cash distributions to our limited partners, cash distributions of $9.5 million to our non-controlling interest and the refund of indemnifications of $1.5 million previously received from Höegh LNG. This was partially offset by the receipt of $25.7 million drawn on the $85 million revolving credit facility, net proceeds, after deduction of underwriters' discounts and the expenses of the offering, of $110.9 million from the issuance of the Series A preferred units and receipt of $2.1 million from Höegh LNG for indemnification claims.

Cash Flows for the Years ended December 31, 2017 and 2016

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the years presented:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2017	2016
Net cash provided by (used in) operating activities	$79,947	$36,599
Net cash provided by (used in) investing activities	(38,450)	(83,084)
Net cash provided by (used in) financing activities	(39,340)	29,059
Increase (decrease) in cash, cash equivalents and restricted cash	2,157	(17,426)
	—	(146)
Cash, cash equivalents and restricted cash, beginning of period	41,124	58,696
Cash, cash equivalents and restricted cash, end of period	$43,281	$41,124

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $79.9 million for the year ended December 31, 2017 compared with $36.5 million for the year ended December 31, 2016. Before changes in working capital, net cash flows from operating activities were $84.6 million and $42.5 million for the years ended December 31, 2017 and 2016, respectively. The increase of $42.2 million was primarily the result of including the cash flows of Höegh Grace for the full year ended December 31, 2017 as a result of the acquisition of the 51% ownership interest effective on January 1, 2017. Changes in working capital contributed negatively to net cash provided by operating activities by $3.6 million for the year ended December 31, 2017, compared with a negative contribution of $3.0 million for the year ended December 31, 2016. For the year ended December 31, 2017, the negative contribution of changes in working capital was largely due to a decrease in accrued liabilities as a result of the conclusion of an audit for the amount the charterer would reimburse for certain 2014 and 2015 costs for the PGN FSRU Lampung. For the year ended December 31, 2016, the negative contribution of changes in working capital was mainly due to repayment and settlement of the working capital adjustment from the acquisition of the Höegh Gallant.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $38.5 million and $83.1 million for the year ended December 31, 2017 and 2016, respectively. For the year ended December 31, 2017, the cash used for the expenditure for the Höegh Grace entities was $137.5 million, of which $45.3 million related to the December 2017 acquisition and $92.2 million related to the January 2017 acquisition. The cash used in investing activities for the year ended December 31, 2017 primarily related to the cash payment of $45.3 million for part of the acquisition price for the remaining 49% interest in the Höegh Grace entities on December 1, 2017. The rest of the purchase price of $41.4 million was a non-cash transaction financed by draws on the revolving credit facility. The cash payments for the January 2017 acquisition of a 51% ownership interest in the Höegh Grace entities of $92.2 million was largely offset by the decrease of $91.8 million in cash designated for purchase of the Höegh Grace entities included in net cash used in financing activities. For year ended December 31, 2016, part of the proceeds from the issuance of common units of $91.8 million was included as cash designated for purchase of the Höegh Grace entities. Cash used in investing activities increased by $3.8 million in cash acquired in the purchase of the Höegh Grace entities and by the receipt of $3.5 million in principal on the direct financing lease of the PGN FSRU Lampung.

For the year ended December 31, 2016, cash used in investing activities primarily related to cash designated for the acquisition of a 51% ownership interest in the Höegh Grace entities of $91.8 million that closed on January 3, 2017 and cash used for expenditures for equipment of $0.5 million, which was partly offset by the receipt of $6.0 million for principal on advances to joint ventures and the receipt of $3.2 million in principal on the direct financing lease of the PGN FSRU Lampung .

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was $39.3 million for the year ended December 31, 2017 compared with net cash provided by financing activities of $29.1 million for the year ended December 31, 2016.

Net cash used in financing activities for the year ended December 31, 2017 was mainly due to the repayment of $45.5 million on the Lampung, Gallant and Grace facilities, the repayment of $58.7 million to owners and affiliates, consisting of $34.4 repayment on the seller's credit note and $24.3 million on the revolving credit facility, the repayment of $5.9 million for part of a customer loan that funded value added taxes for import of the PGN FSRU Lampung, our payment of $57.0 million of cash distributions to our limited partners, cash distributions of $9.5 million to our non-controlling interest and the refund of indemnifications of $1.5 million previously received from Höegh LNG. This was partially offset by the receipt of $25.7 million drawn on the $85 million revolving credit facility, net proceeds, after deduction of underwriters' discounts and the expenses of the offering, of $110.9 million from the issuance of the Series A preferred units and receipt of $2.1 million from Höegh LNG for indemnification claims.

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

Borrowing Activities

Revolving Credit Facility Due to Owners and Affiliates

The following table sets forth the revolving credit facility due to owners and affiliates as of December 31, 2018 and 2017:

	As of December 31,
(in thousands of U.S. dollars)	2018	2017
Revolving credit facility	$39,292	$51,832

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

As of December 31, 2018, the Partnership had drawn $39.2 million on the $85 million revolving credit facility. The Partnership had drawn $51.8 million under the facility as of December 31, 2017.

Long-term Debt

The following table sets forth our long-term debt as of December 31, 2018 and 2017:

	As of December 31,
(in thousands of U.S. dollars)	2018	2017
Lampung facility:
Export credit tranche	$109,096	$123,982
FSRU tranche	26,988	31,164
Gallant facility:
Commercial tranche	111,264	120,743
Export credit tranche	29,333	33,000
Grace facility:
Commercial tranche	135,813	146,063
Export credit tranche	27,750	30,750
Outstanding principal	440,244	485,702
Lampung facility unamortized debt issuance cost	(5,809)	(7,494)
Gallant facility unamortized fair value of debt assumed	215	552
Grace facility unamortized fair value of debt assumed	895	1,543
Total debt	435,545	480,303
Less: Current portion of long-term debt	(45,458)	(45,458)
Long-term debt	$390,087	$434,845

Refer to “Item 5.F. Tabular Disclosure of Contractual Obligations” and note 15 in the consolidated financial statements for the maturity profile of the debt.

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

The FSRU tranche has an interest rate of LIBOR plus a margin of 3.4%. The interest rate for the export credit tranche is LIBOR plus a margin of 2.3%. The FSRU tranche is repayable quarterly over 7 years with a final balloon payment of $16.5 million. The export credit tranche is repayable in quarterly installments over 12 years assuming the balloon payment of the FSRU tranche is refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance upon maturity of the FSRU tranche. The weighted average interest rate, excluding the impact of the associated interest rate swaps, for the years ended December 31, 2018 and 2017 was 5.9% and 4.9%, respectively.

The primary financial covenants under the Lampung facility are as follows:

•	PT Höegh must maintain a minimum debt service coverage ratio of 1.10 to 1.00 for the preceding nine-month period tested beginning from the second quarterly repayment date of the export credit tranche and on each quarterly repayment date thereafter;
•	Höegh LNG’s book equity must be greater than the higher of (i) $200 million and (ii) 25% of total assets; and
•	Höegh LNG’s free liquid assets (cash and cash equivalents or available draws on credit facilities) must be greater than $20 million.

As of December 31, 2018 and 2017, the Borrower and the guarantor were in compliance with the financial covenants.

Höegh LNG, as guarantor, has issued the following guarantees related to the Lampung facility that remain in effect as of December 31, 2018: (a) an unconditional and irrevocable on-demand guarantee for the repayment of the balloon repayment installment of the FSRU tranche callable only at final maturity of the FSRU tranche; (b) an unconditional and irrevocable on-demand guarantee for all amounts due in respect of the export credit agent in the event that the export credit agent exercises its prepayment right for the export credit tranche if the FSRU tranche is not refinanced; and (c) undertaking that, if the time charter is terminated for an event of vessel force majeure, that under certain conditions, a guarantee will be provided for the outstanding debt, less insurance proceeds for vessel force majeure. In addition, all project agreements and guarantees are assigned to the bank syndicate and the export credit agent, all cash accounts and the shares in PT Höegh and Höegh Lampung are pledged in favor of the bank syndicate and the export credit agent.

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

The Lampung facility identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of the PGN FSRU Lampung. The Lampung facility contains customary events of default such as:

•	change of ownership;

•	inaccuracy of representations and warranties;

•	failure to repay principal and interest;

•	failure to comply with the financial or insurance covenants;

•	cross-default to other indebtedness held by Höegh LNG or PT Höegh;

•	bankruptcy and other insolvency events at Höegh LNG or PT Höegh;

•	occurrence of certain litigation events at Höegh LNG or PT Höegh;

•	the occurrence of a material adverse effect in respect of Höegh LNG, PT Höegh or the charterer;

•	breach by the contractor of any technical services agreement, master maintenance agreement or a master parts agreement pertaining to the vessel;

•	termination or breach of the charter; and

•	cross-default to certain material project contracts.

Gallant/Grace Facility

On October 1, 2015, the Partnership acquired Höegh FSRU III, the entity that owned Höegh Cyprus, which owns the Höegh Gallant. Höegh Cyprus, together with Höegh FSRU IV, the owner of the Höegh Grace, are borrowers (the “Borrowers”) under a term loan facility (the “Gallant/Grace facility”) with a syndicate of banks and an export credit agency for the purpose of financing a portion of the Höegh Gallant and the Höegh Grace. The facility was secured by, among other things, a first priority mortgage of the Höegh Gallant and the Höegh Grace, an assignment of the Hoegh Cyprus’s, EgyptCo’s, Höegh FSRU IV’s and Höegh Colombia’s rights under their respective time charters, the assignment of a bank guarantee for the performance of EGAS under the time charter and a pledge of the Borrowers' and EgyptCo’s cash accounts. The Partnership provided a pledge of its shares in Höegh FSRU III, Hoegh Cyprus and Höegh LNG Colombia Holding Ltd., and Höegh LNG provided a pledge of its shares in EgyptCo as security for the facility. Höegh LNG Colombia Holding Ltd. provided a pledge of its shares in Höegh FSRU IV. as security for the facility. Höegh LNG, Höegh LNG Colombia Holding Ltd., Höegh FSRU III and the Partnership were guarantors for the facility.

The Gallant/Grace facility included two commercial tranches and the export credit tranche related to the Höegh Gallant (the “Gallant facility”) and a commercial tranche and the export credit tranche related to the Höegh Grace (the “Grace facility”). All of the tranches under the Gallant/Grace facility were cross-defaulted, cross-collateralized and cross-guaranteed. The obligations of the Borrowers were joint and several. The interest rates varied by tranche.

The two commercial tranches related to the Gallant facility had an interest rate of LIBOR plus a margin of 2.7% based on the facility agreement. The interest rate for the export credit tranche related to the Gallant facility had a fixed interest rate and guarantee commission of 4.18% based on the facility agreement. The commercial tranches were repayable quarterly with a final balloon payment of $106.5 million due in November 2019. The export credit tranche was repayable in quarterly installments with the final payment due in October 2026 assuming the balloon payments of the commercial tranches were refinanced. If not, the export credit agent could exercise a prepayment right for repayment of the outstanding balance of $26.6 million upon maturity of the commercial tranches.

The commercial tranche related to the Grace facility had an interest rate of LIBOR plus a margin of 2.7% based on the facility agreement. The interest rate for the export credit tranche related to the Grace facility had a fixed interest rate and guarantee commission of 4.07% based on the facility agreement. The commercial tranches were repayable quarterly with a final balloon payment of $123.0 million due in June 2020. The export credit tranche was repayable in quarterly installments with the final payment due in March 2028 assuming the balloon payments of the commercial tranches were refinanced. If not, the export credit agent could exercise a prepayment right for repayment of the outstanding balance of $24.0 million upon maturity of the commercial tranches.

The weighted average interest rate for the Gallant facility, excluding the impact of the associated interest rate swaps, for the years ended December 31, 2018 and December 31, 2017 was 4.7% and 4.0%, respectively. The weighted average interest rate for the Grace facility, excluding the impact of the associated interest rate swaps, for the years ended December 31, 2018 and December 31,2017 was and 4.9% and 4.0%, respectively.

The fair value of the Gallant facility as of the Höegh Gallant acquisition date of October 1, 2015 was determined based upon margins, fixed interest rates and guarantee commission had the financing been entered on the acquisition date. Based upon its fair value, the weighted average effective interest rate for the Gallant facility, excluding the impact of the associated interest rate swaps, was 4.5% and 3.8% for the year ended December 31, 2018 and 2017, respectively.

The fair value of the Grace facility as of the Höegh Grace acquisition date of January 3, 2017 was determined based upon margins, fixed interest rates and guarantee commission had the financing been entered on the acquisition date. Based upon its fair value, the weighted average effective interest rate for the Grace facility, excluding the impact of the associated interest rate swaps, was 4.5% and 3.7% for the years ended December 31, 2018 and 2017, respectively.

The primary financial covenants under the Gallant/Grace facility were as follows:

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

In addition, a security maintenance ratio based on the aggregate market value of the Höegh Gallant, the Höegh Grace and any additional security was required to be at least 125% of the aggregate outstanding loan balance.

If the security maintenance ratio was not maintained, the relevant Borrower had 30 days to provide more security or to repay part of the loan to be in compliance with the ratio no later than 30 days after notice from the lenders.

As of December 31, 2018 and 2017, Höegh LNG, the Partnership and each Borrower were in compliance with the financial covenants.

Under the Gallant/Grace facility, cash accounts were freely available for the use of the Borrowers, unless there was an event of default. Cash could be distributed as dividends or to service loans of owners and affiliates provided that after the distribution the Borrowers would remain in compliance with the financial covenants and security maintenance ratio. The Gallant/Grace facility limited, among other things, the ability of the Borrowers to change its business, sell or grant liens on its property including the Höegh Gallant or the Höegh Grace, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions and enter into intercompany debt that was not subordinated to the Gallant/Grace facility.

$385 million Facility

On January 29, 2019, the Partnership entered a loan agreement with a syndicate of banks to refinance the outstanding balances of the Gallant/Grace facility. The Partnership is the borrower (the “Borrower”) for the senior secured term loan and revolving credit facility (the “$385 million facility”). The aggregate borrowing capacity is $320 million on the senior secured term loan and $63 million on the revolving credit facility. Höegh Cyprus, the owner of the Höegh Gallant, HöeghFSRU IV., the owner of the Höegh Grace, (collectively, the "Vessel Owners"), Höegh Colombia, and EgyptCo, a subsidiary of Höegh LNG, are guarantors for the facility (collectively, the "Guarantors"). The facility is secured by, among other things, a first priority mortgage of the Höegh Gallant and the Höegh Grace, an assignment of the Höegh Cyprus’, EgyptCo’s, Höegh FSRU IV’s, Höegh Colombia’s rights under their respective time charters and earnings and a pledge of the Borrower’s and Guarantor’s cash accounts. The Partnership and its subsidiaries have provided a pledge of shares in Höegh Cyprus, Höegh FSRU IV and Höegh Colombia, and Höegh LNG has provided a pledge of its shares in EgyptCo as security for the facility.

The senior secured term loan related to the $385 million facility includes a commercial tranche and the export credit tranche. Each tranche is divided into two term loans for each of the Höegh Gallant and the Höegh Grace.

The commercial tranche and the revolving credit facility related to the $385 million facility have an interest rate of LIBOR plus a margin of 2.30%. The commitment fee on the undrawn portion of the revolving credit facility is approximately 1.6%. The interest rate for the export credit tranche related to the $385 million facility have fixed interest rates and guarantee commissions of 3.98% and 3.88% on the term loans related to the Höegh Gallant and the Höegh Grace, respectively. The commercial tranche is repayable quarterly with a final balloon payment of $136.1 million due in January 2026. The term loans for export credit tranche related to the Höegh Gallant and the Höegh Grace are repayable in quarterly installments with the final payments in October 2026 and April 2028, respectively, assuming the balloon payments of the commercial tranches are refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the total outstanding balance on both the terms loans of the export credit tranche of $9.5 million upon maturity of the commercial tranche. Any outstanding balance on the revolving credit facility is due in full in January 2026.

The primary financial covenants under the $385 million facility are as follows:

•	The Partnership must maintain
o	Consolidated book equity (excluding hedge reserves and mark to market value of derivatives) equal to the greater of
▪	25% of total assets, and
▪	$150 million
o	Consolidated working capital (current assets, excluding intercompany receivables and marked-to-market value of any financial derivative, less current liabilities, excluding intercompany payables, marked-to-market value of any financial derivative and the current portion of long-term debt) shall at all times be greater than zero
o	Minimum liquidity (cash and cash equivalents and available draws under a bank credit facility for a term of more than 12 months) equal to the greater of
▪	$15 million, and
▪	$2.5 million multiplied by the number of vessels owned or leased by the Partnership (prorate for partial ownership), subject to a cap of $20 million
o	A ratio of combined EBITDA for the Vessel Owners to debt service (principal repayments, guarantee commission, commitment fees and interest expense) for the preceding twelve months of a minimum of 115%

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

Under the $385 million facility, cash accounts are freely available for the use of the Borrower and the guarantors, unless there is an event of default. Cash can be distributed as dividends or to service loans of owners and affiliates provided that after the distribution the Borrower and guarantors would remain in compliance with the financial covenants. The $385 million facility limits, among other things, the ability of the Borrower and the guarantors to change their business, grant liens on the Höegh Gallant or the Höegh Grace, incur additional indebtedness that is not at pari passu with the $385 million facility, enter into intercompany debt that is not subordinated to the $385 million facility and for the Vessel Owners to make investments or acquisitions.

Refer to note 27 in our consolidated financial statements for information about amounts drawn on the facility subsequent to December 31, 2018.

The $385 million facility identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of the Höegh Gallant or the Höegh Grace. The facility contains events of default such as:

·	failure to repay principal and interest;

·	failure to comply with the financial or insurance covenants;

·	inaccuracy of representations;

·	cross-default to other indebtedness held by the Partnership or any its subsidiaries;

·	bankruptcy and other insolvency events for the Partnership or the Guarantors;

·	occurrence of certain litigation events for the Partnership or the Guarantors;

·	expiration or termination of time charter contracts without replacement contracts meeting certain criteria; and

·	change of control of Höegh LNG or the Partnership.

Joint Ventures Debt

The debt of our joint ventures is not consolidated on our consolidated financial statements, but it is included as a component in “Investment in and advances to joint ventures” on our consolidated balance sheet in accordance with the equity method of accounting.

Loans Due to Owners (Shareholder Loans)

The loans due to owners consist of shareholder loans where the principal amounts, including accrued interest, are repaid based on available cash after servicing of long-term bank debt. As of December 31, 2018, our 50.0% share of the outstanding balance was $3.5 million. The shareholder loans are due not later than the 12th anniversary of the delivery date of each FSRU. The Neptune and the Cape Ann were delivered November 30, 2009 and June 1, 2010, respectively. The shareholder loans are subordinated to the long-term bank debt, consisting of the Neptune facility and the Cape Ann facility (described below). Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of our joint ventures. The shareholder loans bear interest at a fixed rate of 8.0% per year. The Partnership is due 50.0% of the outstanding balance and the other joint venture partners have, on a combined basis, an equal amount of shareholder loans outstanding at the same terms to each of our joint ventures.

The shareholder loans financed part of the construction of the vessels and operating expenses until the delivery and commencement of operations of the Neptune and the Cape Ann. In 2011, our joint ventures began repaying principal and a portion of the interest expense based on available cash after servicing of the external debt. The quarterly payments included a payment of interest for the first month of the quarter and a repayment of principal. Interest was accrued for the last two months of the quarter for repayment after the full principal is repaid at the end of the loans. The joint ventures repaid the original principal of all shareholder loans during 2016 and all of the payments for the year ended December 31, 2017 represent payments of interest, including accrued interest to be repaid at the end of the loans.

The shareholder loans are subordinated to long-term bank debt and the repayment plan is subject to quarterly discretionary revisions based on available cash after servicing of the long-term bank debt and meeting a 1.20 historical and projected debt service coverage ratio. As of September 30, 2017, the joint ventures suspended payments on the shareholder loans pending the outcome of the boil-off claim. Accordingly, the outstanding balance on the shareholder loans was classified as long-term as of December 31, 2018 and December 31, 2017. Refer to note 22 to our consolidated financial statements under “Joint ventures claims and accruals.” As of December 31, 2018, the historical debt service ratio had not been met. As a result, no payments on the shareholder loans can be made until the debt service coverage ratio is met in future periods. Refer to note 14 to our consolidated financial statements.

Neptune Facility

In December 2007, our joint venture owning the Neptune, as the borrower, entered into a $300 million secured facility with a syndicate of banks as long term financing of the construction of the Neptune (the “Neptune facility”). As of December 31, 2018, our 50.0% share of the outstanding balance, excluding deferred debt issuance cost, was $105.8 million. The Neptune facility is secured with a first priority mortgage of the Neptune, an assignment of its rights under the time charter and a pledge of the borrower’s cash accounts. We and the other owners of the borrower have provided a negative pledge of shares in the borrower as security for the facility. In addition, Höegh LNG and MOL guarantee funding of drydocking costs and remarketing efforts in the event of an early termination of the charter.

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

Cape Ann Facility

In December 2007, our joint venture owning the Cape Ann, as the borrower, entered into a $300 million secured facility with a syndicate of banks as long term financing of the construction of the Cape Ann (the “Cape Ann facility”). As of December 31, 2018, our 50.0% share of the outstanding balance, excluding deferred debt issuance cost, was $109.6 million. The Cape Ann facility is secured with a first priority mortgage of the Cape Ann, an assignment of its rights under the time charter and a pledge of the borrower’s cash accounts. We and the other owners of the borrower have provided a negative pledge of shares in the borrower as security for the facility. In addition, Höegh LNG and MOL guarantee funding of drydocking costs and remarketing efforts in the event of an early termination of the charter.

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

The Cape Ann facility identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of the Cape Ann. The Cape Ann facility contains customary events of default such as:

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

Lease revenue recognition:

Leases are classified based upon defined criteria either as direct financing leases or operating leases. A lease that transfers substantially all of the benefits and risks of the FSRU to the charterer is accounted for as a financing lease by the lessor. All other leases that do not meet the criteria are classified as operating leases.

The lease component of time charters that are accounted for as operating leases is recognized on a straight line basis over the term of the charter. The Höegh Gallant’s time charter, which had a five-year lease term at inception, is accounted for as an operating lease. The Höegh Grace's time charter contracts, which have a non-cancellable charter period of ten years, are accounted for as an operating lease.

The lease component of time charters that are accounted for as direct financing leases is recognized over the lease term using the effective interest rate method and is included in time charter revenues. Origination costs related to the time charter are a component of the net investment in direct financing lease and amortized over the lease term using the effective interest method. Direct financing leases are reflected on the consolidated balance sheets as net investments in direct financing leases. The PGN FSRU Lampung time charter, which had a 20-year lease term at inception, meets the criteria of transferring substantially all of the benefits and risks to the charterer and is accounted for as a direct financing lease.

Time charter services revenue recognition:

Variable consideration for the time charter services performance obligation, including amounts allocated to time charter services, estimated reimbursements for vessel operating expenses and estimated reimbursements of certain types of costs and taxes, are recognized as revenues as the performance obligation for the 24-hour interval is fulfilled, subject to adjustment for off-hire and performance warranties. Constrained variable consideration is recognized as revenue on a cumulative catch-up basis when the significant uncertainty related to that amount of variable consideration to be received is resolved. Estimates for variable consideration, including constrained variable consideration, are reassessed at the end of each period.

Joint venture FSRUs lease and time charter services revenue recognition:

The Partnership’s interest in the Joint venture FSRUs’ net income is included in the consolidated financial statements under the equity method of accounting, however, the Joint venture FSRUs’ results are presented under the proportional consolidation method for the segment note (note 4 to our consolidated financial statements) and the time charter revenue note (note 5 to our consolidated financial statements). The Neptune and the Cape Ann’s time charters, which had a twenty-year lease term at inception, are accounted for as operating leases. The joint ventures’ time charters include provisions for the charterer to make upfront payments to compensate for variable cost for certain vessel modifications, drydocking costs, other additions to equipment or spare parts. The expenditures are considered costs required to fulfil the lease component of the contract. Payments for modifications are deferred and amortized over the shorter of the remaining charter period or the useful life of the additions. Payments for reimbursement of drydocking costs are deferred and recognized on a straight line basis over the period to the next drydocking.

The accounting policy for time charter services for the joint ventures is the same as described above.

Significant judgments in revenue recognition:

We do not provide stand-alone bareboat leases or time charter services for FSRUs. As a result, observable stand-alone transaction prices for the performance obligations are not available. The estimation of the transaction price for the lease and the time charter service performance obligation is complex, subject to a number of input factors, such as market conditions when the contract is entered into, internal return objectives and pricing policies, and requires substantial judgment. Significant changes in the transaction price between the two performance obligations could impact conclusions on the accounting for leases as financing or operating leases. In addition, variable consideration is estimated at the most likely amount that we expect to be entitled to. Variable consideration is reassessed at the end of the reporting period taking into account performance warranties. The time charter contracts include provisions for performance guarantees that can result in off-hire, reduced hire, liquidated damages or other payments for performance warranties. Measurement of some of the performance warranties can be complex and require properly calibrated equipment on the vessel, complex conversions and computations based on substantial judgment in the interpretation of the contractual provisions. Conclusions on compliance with performance warranties impacts the amount of variable consideration recognized for time charter services.

Evaluation of whether a time charter should be accounted for as an operating or financing lease requires use of judgment. In addition to estimating the transaction price for the lease element, our evaluations of each time charter require that we estimate the fair value of our FSRUs, the estimated useful lives of those vessels, whether the option price, if any, represents a bargain purchase option, whether options to extend the time charter are reasonably assured and other factors. The impact of the change in such estimates could impact our evaluation of the accounting for the time charters as financing leases, if the criteria are met, or operating leases.

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

As discussed in note 22 under "Joint ventures claims and accruals" to the consolidated financial statements, the joint ventures have recorded accruals for the probable liability for boil-off claim related to performance standards as specified in the time charters. Significant judgment is required to assess the interpretation of the contractual provisions related to performance standards, warranties, associated exclusions, the interaction of the contractual provisions, advice of legal counsel, the arbitration determination of key contractual interpretations and the application of the performance data and technical input associated with quantification of potential ranges of outcomes which might occur as a result of future events, such as a final arbitration award or a negotiated settlement, for the claim. The joint ventures monitor the boil-off issue on a continuous basis and will adjust accruals, as might be required, based upon additional information and further developments.

Recent Accounting Pronouncements

Recently adopted accounting pronouncements

Refer to note 2, under "Recently adopted accounting pronouncements," to our consolidated financial statements for a complete discussion of recent accounting pronouncements.

Recently issued accounting pronouncements

Refer to note 2, under "Recently issued accounting pronouncements," to our consolidated financial statements for a complete discussion of recent accounting pronouncements.

C.	Research and Development, Patents and Licenses, Etc.

Not applicable.

D.	Trend Information

Outlook

During 2019, the Höegh Gallant will have a drydock and the PGN FSRU Lampung will complete a class renewal survey while remaining on the water. The combined expenditure, which is not yet committed, is expected to be approximately $6.5 to $7.0 million which will not be covered by the respective charterers. The Höegh Gallant and the PGN FSRU Lampung are expected to be off-hire for 10 days and 4 days, respectively, for these procedures. None of the off-hire days are expected to be incurring during the first quarter of 2019.

E.	Off-Balance Sheet Arrangements

As of December 31, 2018, there were no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2018:

	Payments Due by Period
		Less					More
		than 1		1-3		4-5	than 5
(in thousands of U.S. dollars)	Total	Year		Years		Years	Years
Long term debt	$479,536	172,910	(3)	242,189	(3)	29,772	34,665
Interest commitments on long-term debt and interest rate swaps(1)	46,039	19,694		17,933		5,873	2,539
Other long-term liabilities(2)	99	—		99		—	—
Total	$525,674	192,604		260,221		35,645	37,204

(1)	Our interest commitments on long-term debt and interest rate swaps are calculated based upon the varying margins by tranche of the Lampung facility and the fixed interest rate of the interest rate swaps since we are fully hedged. We swap a floating LIBOR interest rate on our long-term debt for a fixed interest rate on our swaps.

(2)	Our consolidated balance sheet includes other long-term liabilities for an advance provided by the charterer to fund refundable value added tax on the import of the FSRU.

(3)	The repayment profile for the years 2019 and 2020 include the original maturities under the Gallant /Grace facility. The amounts maturing in 2019 and 2020 have been classified as long-term in the consolidated balance sheet as of December 31, 2018 as a result of obtaining a firm commitment to refinance the Gallant/Grace facility in November 2018. The Gallant /Grace facility refinancing was finalized in January 2019 when the $385 million facility was drawn. Refer to note 27 of our consolidated financial statements.

G.	Safe Harbor

Please read “Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

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

Name	Age	Position
Sveinung J.S. Støhle	60	Chairman of the Board of Directors
Richard Tyrrell	45	Director
Morten W. Høegh	45	Director
Andrew Jamieson	71	Director, Member of the Audit Committee
Robert Shaw	63	Director, Member of the Audit Committee, Chairman of the Conflicts Committee
David Spivak	51	Director, Chairman of the Audit Committee, Member of the Conflicts Committee
Kathleen McAllister	54	Director, Member of the Audit Committee, Member of the Conflicts Committee
Steffen Føreid	50	Chief Executive Officer and Chief Financial Officer

Sveinung J.S. Støhle has served as our director and chairman of our board of directors since April 2014. Since 2005, Mr. Støhle has served as the President and Chief Executive Officer of Höegh LNG through his employment with Höegh LNG AS. He is also a member of the board of directors for Avenir LNG Limited. Mr. Støhle has more than 25 years of experience from the LNG industry with both shipping and oil and gas companies. Prior to his employment with Höegh LNG, Mr. Støhle held positions as President of Total LNG USA, Inc., Executive Vice President and Chief Operating Officer of Golar LNG Limited, General Manager Commercial of Nigeria LNG Limited and various positions with Elf Aquitaine. Mr. Støhle has a Master of Business Administration from the University of San Francisco and a Bachelor of Science in Finance from California State University.

Richard Tyrrell has served as our director since September 2018. Prior to that, he served as the Chief Executive Officer and Chief Financial Officer of Höegh LNG Partners since our IPO in 2014. Since September 2018, Mr. Tyrrell has served as the Chief Development Officer of Höegh LNG AS through his employment with Leif Höegh UK. Mr. Tyrrell has served as a director of Leif Höegh UK from January 2014. Prior to joining Leif Höegh UK, Mr. Tyrrell served as a Managing Director in the energy team of Perella Weinberg Partners, a global, independent advisory and asset management firm, from June 2009 until January 2014. From 2008 to February 2009, Mr. Tyrrell was an investment professional with Morgan Stanley Infrastructure, an infrastructure investment and management platform with $4 billion under management, where he evaluated principal investment opportunities. From 2003 to 2008, Mr. Tyrrell worked for various departments of Morgan Stanley’s Investment Banking Division, including its Global Energy and Utilities Group and its United Kingdom Mergers and Acquisitions Group. From 1994 to 2000, Mr. Tyrrell served as a technical manager and field engineer for Schlumberger Limited in Australia and Southeast Asia. Mr. Tyrrell has a Master of Business Administration from Harvard Business School and an undergraduate degree in Mechanical Engineering from the Imperial College of Science, Technology and Medicine.

Morten W. Høegh has served as our director since April 2014. Since 2006, Mr. Høegh has served as the Chairman of Höegh LNG, and he also serves as chairman of Leif Höegh UK. Since 2003, he has been a director of Höegh Autoliners Holdings AS (and its predecessors Leif Höegh & Co. ASA, Leif Höegh & Co. Ltd. and Höegh Autoliners Ltd.). Mr. Høegh is a director of Höegh Eiendom Holdings AS and, until October 2014, was a director of Hector Rail AB. He is a director and Chairman of Gard P&I (Bermuda) Ltd. and Chairman of its Risk and Election and Governance Committees and a director and Chairman of certain of its subsidiaries. He also serves as the Chairman of the Western Europe committee of DNV GL. From 1998 to 2000, Mr. Høegh worked as an investment banker with Morgan Stanley. He has a Master in Business Administration from Harvard Business School with High Distinction (Baker Scholar) and a Master of Science in Ocean Systems Management and a Bachelor of Science in Ocean Engineering from the Massachusetts Institute of Technology.

Andrew Jamieson has served as our director since April 2014. He has extensive experience in the energy industry, in general, and in LNG, in particular. Since 2009, Mr. Jamieson has served as a director of Höegh LNG. From 1974 to 2009, Mr. Jamieson held various positions with Royal Dutch Shell plc in the United Kingdom, the Netherlands, Denmark, Australia and Nigeria. Specifically, from 2005 to 2009, he served as Executive Vice President Gas & Projects and Member of the Gas & Power Executive Committee. From 1999 to 2004, he was Managing Director of Nigeria LNG Limited and Vice President of Bonny Gas Transport Limited. While at Royal Dutch Shell plc, Mr. Jamieson also was in charge of the North West Shelf Project in Australia and served as a director on various Royal Dutch Shell plc companies. In 2006, he was made an Officer of the Order of the British Empire (OBE) for “services to British business and sustainable development in Nigeria”. Mr. Jamieson serves on the boards of GTT (Gaztransport & Technigaz), Chrysaor Holdings Ltd and Kerogen Capital Hong Kong. Previously, Mr. Jamieson also served on the boards of Woodside Petroleum Ltd., Seven Energy Limited and Velocys PLC. Mr. Jamieson holds a Ph.D. degree from Glasgow University, is the Past President of the Institute of Chemical Engineers and a Fellow of the Royal Academy of Engineering.

Robert Shaw has served as our director since April 2014. Since 2008, Mr. Shaw has been an owner and a managing director of Mystras Ventures LLC, which makes dry bulk shipping industry-related investments. He is a managing director of Sea Trade Holdings Inc., that owns and operates dry bulk carriers. From 2001 to 2007, Mr. Shaw held various positions at Navios Maritime Holdings Inc., including board member, Executive Vice President, General Counsel and President. From 1985 to 2000, Mr. Shaw was a partner at Healy & Baillie LLP, a law firm specializing in shipping and international commercial law. Mr. Shaw also was the chairman and is a member of the board of the Carnegie Council for Ethics in International Affairs and has served as a board member and the President of the Society of Maritime Arbitrators, Inc. Mr. Shaw was admitted to the Law Society of England and Wales in 1980 and the New York bar in 1981 and holds a Bachelor of Arts in Jurisprudence from St John’s College, Oxford University.

David Spivak has served as our director since April 2014. Mr. Spivak is currently the group chief financial officer and senior vice president, corporate development of Persis Holdings Ltd. From May 2016 until May 2018, Mr. Spival served as the chief financial officer of Seaspan Corporation. From 2013 to 2016, Mr. Spivak was the president and founder of Brockstreet Consulting, a strategic business and financial consulting firm. From 1995 to 2012, Mr. Spivak worked at Citigroup as a capital markets professional and investment banker. He held a variety of positions at Citigroup, including serving as a Managing Director in the Investment Banking and Equity Capital Markets Divisions, as well as serving as the Canadian Head of Global Capital Structuring. From 2005 to 2009, Mr. Spivak was head of Citigroup’s shipping equity franchise in New York. Prior to joining Citigroup, Mr. Spivak worked at Coopers & Lybrand in the Financial Advisory Services Group. Mr. Spivak has a Master of Business Administration from the University of Chicago and a Bachelor of Commerce from the University of Manitoba. He also is a Certified Public Accountant (inactive) and past member of the TSX Listings Advisory Committee.

Kathleen McAllister has served as our director since July 2017. Ms. McAllister served as President, Chief Executive Officer, and Director of Transocean Partners LLC from 2014 until its merger with Transocean Ltd. in December 2016 and as Chief Financial Officer from February 2016 until the merger. From 2011 to 2014 Ms. McAllister served as Vice President and Treasurer of Transocean Ltd. and led the initial public offering of Transocean Partners in 2014 after holding several corporate and operations finance, treasury, accounting and tax roles with Transocean. Ms. McAllister began her career at Deloitte and served in various finance, treasury, accounting and tax roles at Baker Hughes, Helix Energy Solutions Group and Veritas DGC Inc. prior to joining Transocean. Ms. McAllister serves as an independent non-executive director of Maersk Drilling (since 2019) and Q’Max Solutions (since 2017) and is a member of the University of Houston-Clear Lake Accounting Advisory Board. Ms. McAllister holds a Bachelor of Science degree in Accounting (with Honors) from the University of Houston-Clear Lake and is a NACD Board Leadership Fellow and a Certified Public Accountant.

Steffen Føreid has served as our Chief Executive Officer and Chief Financial Officer since September 2018 and served as our director from April 2014 until September 2018. From 2010 until September 2018, Mr. Føreid served as the Chief Financial Officer of Höegh LNG. From 2008 to 2010, Mr. Føreid was the Chief Financial Officer of and an advisor to Grenland Group ASA. From 2002 to 2007, Mr. Føreid held various positions at a corporate restructuring of Kværner ASA, including Executive Vice President during a management buy-out of Kværner ASA and Vice President of Group Business Development at Aker Kværner ASA. From 1996 to 2001, Mr. Føreid worked within Corporate and Investment Banking at JPMorgan Chase & Co. Mr. Føreid has a Master of Science in Finance from the University of Fribourg in Switzerland.

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

Executive Compensation

We did not pay any compensation to our directors or our Chief Executive Officer and Chief Financial Officer or accrue any obligations with respect to management incentive or retirement benefits for our directors and our Chief Executive Officer and Chief Financial Officer prior to our IPO. Pursuant to the administrative services agreement that we and our operating company entered into with Höegh UK, Steffen Føreid provides and, prior to September 2018, Richard Tyrrell provided, executive officer functions for our benefit. Mr. Føreid is responsible for our day-to-day management subject to the direction of our board of directors. Our officers and employees and officers and employees of our subsidiaries and affiliates of Höegh LNG and our general partner may participate in employee benefit plans and arrangements sponsored by Höegh LNG, our general partner or their affiliates, including plans that may be established in the future. Under our administrative services agreement with Höegh UK, we paid $2.7 million for the year ended December 31, 2018, including $2.1 million for provision of services to Höegh UK from Höegh Norway under the Höegh Norway Administrative Services Agreement, under which Höegh UK has subcontracted provision of certain services to Höegh Norway. Prior to September 2018, Höegh UK paid Richard Tyrrell’s compensation. During the remainder of 2018, Höegh Norway paid Mr. Føreid’s compensation.

In connection with the IPO, Mr. Tyrrell entered into an employment agreement with Leif Höegh UK dated December 4, 2013 and effective on January 15, 2014, which was subsequently assigned from Leif Höegh UK to Höegh UK. Pursuant to the employment agreement, Mr. Tyrrell served as Höegh UK’s Chief Executive Officer and Chief Financial Officer. His base salary was GBP 0.3 million for the year ended December 31, 2018. In addition, the employment agreement also provided for a discretionary annual bonus (as determined by Höegh UK) and pension benefits, which were equal to GBP 0.2 million for the year ended December 31, 2018. The employment agreement included post-termination restrictive covenants prohibiting Mr. Tyrrell from competing or soliciting customers or employees for a period of six months after the termination of his employment.

Mr. Føreid entered into an employment agreement with Höegh Norway dated June 9, 2010, which was subsequently amended on November 28, 2018 in connection with Mr. Føreid’s appointment as our Chief Executive Officer and Chief Financial Officer. Pursuant to the employment agreement, Mr. Føreid’s base salary was NOK 2.7 million for the year ended December 31, 2018. In addition, the employment agreement also provides for company car and pension benefits, which were equal to approximately NOK 0.2 million for the year ended December 31, 2018.

Compensation of Directors

Directors receive compensation for attending meetings of our board of directors, as well as committee meetings. During the year ended December 31, 2018, directors each received a director fee of $78,000 per year (paid half in cash and half in equity-based amounts). Chairpersons of the audit and conflicts committees each received a committee fee of $21,000 per year, and other committee members received a committee fee of $10,500 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of our board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

2014 Long-Term Incentive Plan

In connection with our initial public offering, we adopted the Höegh LNG Partners LP 2014 Long-Term Incentive Plan, or the “LTIP,” for our employees, officers, consultants and directors who perform services for us and our subsidiaries. The LTIP provides for the grant of unit options, unit appreciation rights, restricted units, unit awards, phantom units, distribution equivalent rights, cash awards, performance awards, other unit-based awards and substitute awards (collectively, “awards”). These awards are intended to align the interests of employees, officers, consultants and directors with those of our unitholders and to give such individuals the opportunity to share in our long-term performance. Effective June 3, 2016, we granted 21,500 phantom units to Richard Tyrrell under the LTIP. One third of the phantom units vested as of each of December 31, 2017 and November 30, 2018 and one third will vest on November 30, 2019. On September 14, 2018, the award was amended to grant an additional 14,584 phantom units to Mr. Tyrrell, one third of which will vest on each of November 30, 2019, 2020 and 2021, so long as Mr. Tyrrell continues to provide services to the Partnership or an affiliate. During the year ended December 31, 2018, we also granted 14,584 phantom units to our new Chief Executive Officer and Chief Financial Officer, Steffen Føreid. One-third of such phantom units vest as of November 30, 2019, 2020 and 2021, respectively. Additionally, during the year ended December 31, 2018, we awarded a total of 11,050 common units to non-employee directors under the LTIP as compensation for directors’ fees, with an aggregate grant date fair value of $0.2 million, based on our closing unit price on the grant date. During the year ended December 31, 2017, we granted a total of 9,805 common units to non-employee directors under the LTIP as compensation for directors’ fees, with an aggregate grant date fair value of $0.2 million, based on our closing unit price on the grant date.

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

Our current board of directors consists of seven members, three of whom were appointed by our general partner and four of whom were elected by our common unitholders. Sveinung Støhle, Richard Tyrrell and Kathleen McAllister were appointed by our general partner and will serve for terms as determined by our general partner. The directors elected by our common unitholders, Morten W. Høegh, Andrew Jamieson, David Spivak and Robert Shaw, are divided into four classes serving staggered terms. Mr. Jamieson is designated as our Class I elected director and will serve until our annual meeting of unitholders in 2019, Mr. Shaw is designated as our Class II elected director and will serve until our annual meeting of unitholders in 2020, Mr. Spivak is designated as our Class III elected director and will serve until our annual meeting of unitholders in 2021, and Mr. Høegh is designated as our Class IV elected director and will serve until our annual meeting of unitholders in 2022. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders may be nominated by our board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

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

The following table sets forth the beneficial ownership of our common units and subordinated units as of March 31, 2019, by each of our directors and executive officers and each person that we know to beneficially own more than 5% of our outstanding common or subordinated units:

Major Unitholders					Percentage of
Total Common
and
Subordinated
	Common Units		Subordinated Units		Units
	Beneficially Owned		Beneficially Owned		Beneficially
Name of Beneficial Owner	Number	Percent	Number	Percent	Owned
Höegh LNG Holding Ltd.(1)	2,101,438	10.5%	13,156,060	100%	46.0%
FMR LLC(2)	1,995,306	10.0%	—	—	6.0%
Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne(3)	1,317,163	6.6%	—	—	4.0%
Sveinung J.S. Støhle (Chairman of the Board of Directors)	*	*	—	—	*
Richard Tyrrell (Director)	*	*	—	—	*
Kathleen McAllister (Director)	*	*	—	—	*
Morten W. Høegh (Director)(4)	438,801	2.2%	—	—	1.3%
Andrew Jamieson (Director)	*	*	—	—	*
Robert Shaw (Director)	*	*	—	—	*
David Spivak (Director)	*	*	—	—	*
Steffen Føreid (Chief Financial Officer and Chief Financial Officer)	*	*	—	—	*
All directors and executive officers as a group (8 persons)	567,247	2.8%	—	—	1.7%

* Less than 1%

(1)	Höegh LNG Holdings Ltd. is a public company listed on the Oslo Børs stock exchange. Leif Höegh & Co. Ltd. is the largest shareholder of Höegh LNG Holdings Ltd., holding a 42.92% ownership interest. Leif Höegh & Co. Ltd. is indirectly controlled by Leif O. Høegh and a family trust under which Morten Høegh, one of our directors, is the primary beneficiary.
(2)	FMR LLC and Abigail P. Johnson (collectively, “FMR LLC”) each have shared voting power and shared dispositive power as to 1,995,306 units. This information is based on the Schedule 13G/A filed by FMR LLC on February 13, 2019.
(3)	Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne have shared voting power as to 981,823 units and shared dispositive power as to 1,317,163 units. This information is based on the Schedule 13G/A filed by Kayne Anderson Capital Advisors, L.P. and Richard A. Kayne on February 1, 2019.
(4)	Morten W. Høegh may be deemed to have shared beneficial ownership of 438,801 common units through direct and indirect ownership interests in Leif Höegh & Co Ltd. and Brompton Cross VII Limited. Morten W. Høegh has an indirect minority ownership and voting interest in Fraternitas AS, which beneficially owns 50,000 common units. If the common units owned by Fraternitas AS were deemed to be beneficially owned by Mr. Høegh, then he would share beneficial ownership of a total of 488,801 common units, or 1.5% of the common units issued and outstanding as of March 31, 2019.

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

Höegh LNG exercises influence over the Partnership through our general partner, a wholly owned subsidiary of Höegh LNG, which in its sole discretion appoints three directors to our board of directors. Please read “Item 6. Directors, Senior Management and Employees—Management of Höegh LNG Partners LP.” Höegh LNG also exercises influence over the Partnership through its ownership of all of our subordinated units. At the end of the subordination period, assuming no additional issuances of common units and the conversion of our subordinated units into common units, Höegh LNG will own approximately 46.0% of our common units.

B.	Related Party Transactions

As a result of our relationships with Höegh LNG and its affiliates, we, our general partner and our subsidiaries have entered into various agreements that were not the result of arm’s length negotiations. A number of agreements were entered into in connection with our IPO. In addition, we may enter into new agreements in the future. We have established a conflicts committee that may review future related party transactions. Please refer to “Item 6.C. Board Practices—Committees.” The related party agreements that we have entered into or were party to since January 1, 2016 are discussed below.

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

Indemnification

Under the omnibus agreement, Höegh LNG will indemnify us until August 12, 2019against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to us to the extent arising prior to the time they were contributed or sold to us. Liabilities resulting from a change in law after the closing of the IPO are excluded from the environmental indemnity. There is an aggregate cap of $5.0 million on the amount of indemnity coverage provided by Höegh LNG for environmental and toxic tort liabilities. No claim may be made unless the aggregate dollar amount of all claims exceeds $500,000, in which case Höegh LNG is liable for claims only to the extent such aggregate amount exceeds $500,000.

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

Indemnification Agreement

On September 27, 2017, we entered into an indemnification agreement with Höegh LNG with respect to the boil-off claims under the Neptune and Cape Ann time charters, pursuant to which Höegh LNG will, among other things, indemnify us for our share of any losses and expenses related to or arising from the failure of either Neptune or Cape Ann to meet the performance standards related to the daily boil-off of LNG under their respective time charters (including any cash impact that may result from any settlement with respect to such claims, including any reduction in the hire rate under either time charter.)

Administrative Services Agreements

Höegh UK Administrative Services Agreement

In connection with the IPO, we and our operating company entered into an administrative services agreement with Höegh UK (the “Höegh UK Administrative Services Agreement”), pursuant to which Höegh UK provides us and our operating company certain administrative services. The agreement has an initial term of five years. The services provided under the Höegh UK Administrative Services Agreement will be provided in a diligent manner, as we or our operating company may reasonably direct.

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

Under the Höegh UK Administrative Services Agreement, Richard Tyrrell, as an officer of Höegh UK, provided until September 2018 executive officer functions for our benefit. Since September 2018, Steffen Føreid has provided executive officer services to us through the Höegh UK Administrative Services Agreement, which services are subcontracted by Höegh UK to Höegh Norway under the Höegh Norway Administrative Services Agreement. Our board of directors has the ability to terminate the arrangement with Höegh UK regarding the provision of executive officer services to us at any time in its sole discretion.

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

Each month, we and our operating company reimburse Höegh UK for its reasonable costs and expenses incurred in connection with the provision of the services under the Höegh UK Administrative Services Agreement. In addition, Höegh UK receives a service fee in U.S. Dollars equal to 5.0% of the costs and expenses incurred by them in connection with providing services. Amounts payable by us or our operating company must be paid promptly upon receipt of an invoice for such costs, expenses and supporting detail that may be reasonably required. Our operating company reimbursed Höegh UK approximately $2.7 million, $2.7 million and $2.8 million in total under the Höegh UK Administrative Services Agreement for the years ended December 31, 2018, 2017 and 2016, respectively.

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

Each month, Höegh UK reimburses Höegh Norway for its reasonable costs and expenses incurred in connection with the provision of the services under the Höegh Norway Administrative Services Agreement. In addition, Höegh Norway receives a service fee in U.S. Dollars equal to 3.0% of the costs and expenses incurred by them in connection with providing services. Amounts payable by Höegh UK must be paid promptly upon receipt of an invoice for such costs, expenses and supporting detail that may be reasonably required. Höegh UK reimbursed Höegh Norway approximately $2.1 million, $1.7 million and $1.7 million in total under the Höegh Norway Administrative Services Agreement for the years ended December 31, 2018, 2017 and 2016, respectively.

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

Höegh UK reimburses Leif Höegh UK for its reasonable costs and expenses incurred in connection with its administrative services agreement with Höegh UK. In addition, Leif Höegh UK receives a services fee equal to 5% of the costs and expenses of secretarial services under the agreement. Höegh UK reimbursed Leif Höegh UK approximately $0.2 million, $0.1 million and $0.1 million in total under this administrative services agreement for each of the years ended December 31, 2018, 2017 and 2016.

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

Each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. pays Höegh Norway an annual management fee equal to costs incurred plus 3%. Höegh FSRU III pays Höegh Norway a specified management fee with annual escalations of 3%. Höegh Norway was paid management fees of approximately $0.9 million, $0.8 million and $0.1 million under the commercial and administration management agreements with each of SRV Joint Gas Ltd., SRV Joint Gas Two Ltd and Höegh FSRU III, respectively, for the year ended December 31, 2018. For the year ended December 31, 2017 management fees of approximately $0.3 million, $0.7 million and $0.1 million were paid under the commercial and administration management agreements by each of SRV Joint Gas Ltd., SRV Joint Gas Two Ltd. and Höegh FSRU III, respectively. For the year ended December 31, 2016, management fees of approximately $0.7 million, $0.7 million and $0.1 million were paid under the commercial and administration management agreements by each of SRV Joint Gas Ltd., SRV Joint Gas Two Ltd. and Höegh FSRU III, respectively.

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

For the respective years ended December 31, 2018, 2017 and 2016, annual management fees of approximately $3.6 million, $3.7 million and $3.0 million in the aggregate were paid under the ship management agreements or sub-technical support agreement. In addition, the vessel owner must indemnify Höegh LNG Management and its employees, agents and subcontractors against all actions, proceedings, claims, demands or liabilities arising in connection with the performance of the ship management agreements or the sub-technical support agreement, unless the same resulted solely from the negligence, gross negligence or willful default of Höegh LNG Management or its employees, agents and subcontractors, in which case Höegh LNG Management will be liable in an amount up to 10 times the annual management fee.

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

Höegh Cyprus pays Höegh Norway an annual management fee in NOK of Höegh Norway’s documented costs plus 3%. An estimate of the annual management fee forms the basis of an amount payable by equal monthly installments in arrears. Settlement of the discrepancy between the estimated management fee and the actual management fee takes place at the end of each calendar year. Höegh Cyprus paid Höegh Norway approximately $0.2 million, $0.3 million and $0.1 million under the Gallant management agreement for the years ended December 31, 2018, 2017 and 2016.

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

Each month, PT Höegh pays Höegh Norway a fee for the provision of the technical information, including the intellectual property rights, and the services. The monthly fee consists of (i) a license fee and (ii) a service fee consisting of a pro rata payment of the estimated annual costs incurred by Höegh Norway under the technical information and services agreement and a 5.0% fee on such payment. The service fee is reconciled annually with the actual costs incurred by Höegh Norway during the prior calendar year. Any amounts payable after such reconciliation must be paid by the owing party no later than 44 days after the end of each such calendar year. Höegh Norway has never invoiced any amounts for the license fee. PT Höegh paid Höegh Norway approximately $0.03 million, $0.04 million and $0.05 million for the service fee under the technical information and services agreement for the years ended December 31, 2018, 2017 and 2016, respectively.

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

Secondment Agreement

Höegh Cyprus has entered into a secondment agreement with Höegh Maritime Management pursuant to which Höegh Maritime Management provides crew to the Höegh Gallant. During their period of service, the crew members remain employees of Höegh Maritime Management, but are seconded to, and operate under the instruction and supervision of, Höegh Cyprus. Either party may terminate the secondment agreement upon six months’ written notice to the other party or upon a material breach by the other party (not cured within 10 days). Höegh Cyprus reimburses Höegh Maritime Management for the salaries and other expenses of the seconded employees. Höegh Cyprus also reimburses Höegh Maritime Management for any amount paid to manning agents used for hiring crew, plus a service fee equal to 5.0% of such amount and an administration fee of up to $5,000, with all payments made in U.S. Dollars. During the years ended December 31, 2018, 2017 and 2016, respectively, Höegh Maritime Management charged approximately $2.9 million, $2.9 million and $3.9 million to Höegh Cyprus pursuant to the secondment agreement.

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

Höegh Colombia and Höegh FSRU IV paid an aggregate of approximately $0.5 million, $0.5 million and $1.2 million to the service providers under the Höegh Grace Services Agreements for the years ended December 31, 2018, 2017 and 2016, respectively.

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

For a more detailed description of this credit facility, please read “Item 5.B—Liquidity and Capital Resources—Borrowing Activities—Revolving Credit Facility Due to Owners and Affiliates.”

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

Time Charter and Option for the Höegh Gallant

The Höegh Gallant is currently operating under a time charter with EgyptCo, a subsidiary of Höegh LNG, that expires in 2020. In addition, we have entered into an option agreement with Höegh LNG pursuant to which we have the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025 at a rate equal to 90% of the rate payable pursuant to the current charter with EgyptCo, plus any incremental taxes or operating expenses as a result of the new charter.

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

Other Related Party Transactions

Our activities were an integrated part of Höegh LNG until the closing of the IPO on August 12, 2014. We entered into several agreements with Höegh LNG (and certain of its subsidiaries) for the provision of services. As such, Höegh LNG has provided general and corporate management services to us. A subsidiary of Höegh LNG provided ship management for PGN FSRU Lampung, Höegh Gallant and Höegh Grace. Refer to note 19 to our consolidated financial statements for additional information.

Amounts for related party transactions included in the consolidated statements of income for the years ended December 31, 2018, 2017 and 2016 or capitalized or recorded in the consolidated balance sheets as of December 31, 2018 and 2017 are as follows:

	Year ended
Statement of income:	December 31,
(in thousands of U.S. dollars)	2018	2017	2016
Time charter revenue Höegh Gallant	$47,108	46,382	$47,741
Time charter and construction contract revenues indemnified by/refunded to Höegh LNG	—	(2,496)	—
Vessel operating and administrative expenses	(25,191)	(24,408)	(16,590)
Interest income from joint ventures and demand note	273	370	827
Interest expense and commitment fees to Höegh LNG	(2,938)	(3,934)	(5,071)
Total	$19,252	15,914	$26,907

Balance sheet:	As of December 31,
(in thousands of U.S. dollars)	2018	2017
Equity:
Cash contribution for indemnifications payments from Höegh LNG	$1,701	$2,075
Repayment of indemnification received from Höegh LNG	(2,353)	(1,534)
Issuance of units for board of directors' fees	200	189
Other and contribution from owner	472	632
Total	$20	$1,362

Our trade liabilities, revolving credit facility and shareholder loans to Höegh LNG and affiliates were $39.3 million and $53.2 million for the years ended December 31, 2018 and 2017, respectively. The outstanding revolving credit facility had a weighted average interest rate of 6.3% and 5.3% for the years ended December 31, 2018 and 2017, respectively. The seller's credit note was repaid as of December 31, 2017. The outstanding seller’s credit had a weighted average interest rate for the year ended December 31, 2017 of 8.2%.

Distributions to Höegh LNG

For the years ended December 31, 2018, 2017 and 2016, we paid quarterly distributions totaling $72.5 million, $57.0 million and $43.9 million of which $28.2 million, $27.0 million and $25.7 million were paid to Höegh LNG, respectively.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Please read “Item 18—Financial Statements” below for additional information required to be disclosed under this item.

Legal Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. Refer to note 22 “Commitments and Contingencies” to our consolidated financial statements for a description of certain claims made against us.

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

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•	We will be subject to restrictions on distributions under our financing agreements. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to unitholders, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this Annual Report in “Item 5.B. Liquidity and Capital Resources.”

•	A part of our business is currently conducted through our joint ventures. Under the joint venture agreement that governs our joint ventures that own the Neptune and the Cape Ann, our joint ventures are prohibited from making distributions under certain circumstances, including when they have outstanding shareholder loans. In addition, we are unable to cause our joint ventures to make distributions without the agreement of our joint venture partners. Under the joint ventures’ bank debt facilities certain covenants and restrictions apply to making distributions. In order to make distributions for the shareholder loans or dividends, a 1.20 historical and projected debt service coverage ratio must be met. As of December 31, 2018, the 1.20 historical debt service coverage ratio had not been met by our joint ventures. If our joint ventures are unable to make distributions to us, it could have a material adverse effect on our ability to pay cash distributions to unitholders in accordance with our stated cash distribution policy.

•	We are required to make substantial capital expenditures to maintain and replace our fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their useful lives. In order to minimize these fluctuations, our partnership agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

•	Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. During the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of non-affiliated common unitholders. After the subordination period has ended, our partnership agreement can be amended with the approval of a majority of the outstanding common units. Höegh LNG owns approximately 10.5% of our common units and all of our subordinated units as of March 31, 2019.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•	The Series A preferred units rank senior to our common and subordinated units as to payments of distributions. Therefore, we will not be able to pay distributions to our common unitholders if we have failed to pay distributions to our Series A preferred units.

•	Under Section 51 of the Marshall Islands Act, we may not make a distribution to unitholders if, after giving effect to the distribution, our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.

•	PT Höegh is subject to restrictions on distributions under Indonesian laws due to its formation under the laws of Indonesia. Under Article 71.3 of the Indonesian Company Law (Law No. 40 of 2007), dividend distributions may be made only if PT Höegh has positive retained earnings. In addition, PT Höegh as an Indonesian incorporated company is required to establish a statutory reserve equal to 20% of its paid up capital. The dividend can only be distributed if PT Höegh’s retained earnings are positive after deduction of the statutory reserve. PT Hoegh LNG Lampung had not established the required statutory reserves as of December 31, 2018. Therefore, PT Hoegh LNG Lampung cannot make dividend payments under Indonesian law. However, subject to meeting a debt service ratio of 1.20 to1.00, PT Höegh can distribute cash from its cash flow from operations to us as payment of intercompany accrued interest and / or intercompany debt, after quarterly payments of the Lampung facility and fulfilment of the “waterfall” provisions to meet operating requirements as defined by the Lampung facility. Höegh Lampung, our subsidiary holding the ownership interest in PT Höegh, is subject to restrictions under Singapore law due to its formation under Singapore law. Under Section 403(1) of the Companies Act (Cap. 50) of Singapore, no dividends shall be payable to the shareholders of any company except out of profits.

•	Under Cayman Islands law, Höegh FSRU III, Höegh Colombia Holding and Höegh FSRU IV may only pay dividends distributions out of profits or capital reserves if the entity is solvent after the distribution. Dividends from Höegh Cyprus may only be distributed out of profits and not from the share capital of the company.

•	Our joint ventures for the Neptune and the Cape Ann are subject to restrictions on distributions under the laws of the Cayman Islands due to their formation under the laws of the Cayman Islands. Under such laws, a dividend distribution may only be paid out of profits or capital reserves if the entity is solvent after the distribution.

•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read “Item 3.D. Risk Factors” for a discussion of these factors.

Estimated Maintenance and Replacement Capital Expenditures

Our partnership agreement requires our board of directors to deduct from operating surplus each quarter estimated maintenance and replacement capital expenditures, as opposed to actual maintenance and replacement capital expenditures, in order to reduce disparities in operating surplus caused by fluctuating maintenance and replacement capital expenditures. To the extent that our charterers reimburse our joint ventures or us, as applicable, for anticipated drydocking expenses, these are excluded from maintenance capital expenditures.

For the year ended December 31, 2017, our estimated maintenance and replacement capital expenditures for us and our joint ventures was $18.3 million per year for future vessel replacement and drydocking. Following our acquisition of a 49% ownership interest in Höegh Colombia Holding, the entity that owns the Höegh Grace on December 1, 2017, our estimated maintenance and replacement capital expenditures for us and our joint ventures was revised by our board of directors to $20.7 million per year, with the approval of the conflicts committee, for the year ended December 31, 2018. Estimated maintenance and replacement capital expenditures are based on assumptions regarding the remaining useful life of the vessels in our fleet, a net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions, the residual value of the vessels at the end of their useful lives based on current steel prices, estimated expenditures for drydocking not reimbursable under time charters and an assumed level of inflation. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement. For the year ended December 31, 2019, our estimated maintenance and replacement capital expenditures will be assessed for the first quarter reporting.

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

During the years ended December 31, 2018, 2017 and 2016, the aggregate amount of cash distributions paid was $72.5 million, $57.0 million and $43.9 million, respectively.

On February 14, 2019, we paid a $0.44 per unit distribution with respect to the fourth quarter of 2018. The aggregate amount of the cash distribution paid was $15.0 million, including $0.4 million paid to the holder of the incentive distribution rights.

On February 15, 2019, we paid a cash distribution of $3.4 million, or $0.546875 per Series A preferred unit, for the period commencing on November 15, 2018 to February 14, 2019.

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

Not applicable.

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

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in “Item 19. Exhibits”:

(1)	Contribution, Purchase and Sale Agreement, dated August 8, 2014, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC. Please read “Item 7.B. Related Party Transactions—Contribution, Purchase and Sale Agreement.”

(2)	Omnibus Agreement, dated August 12, 2014, among Höegh LNG Holdings Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC, as supplemented by a letter agreement dated August 12, 2015. Please read “Item 7.B. Related Party Transactions—Omnibus Agreement.”

(3)	2014 Höegh LNG Partners LP Long-Term Incentive Plan. Please read “Item 6.B. Compensation.”

(4)	Höegh LNG Partners LP Amended and Restated Non-Employee Director Compensation Plan. Please read “Item 6.B. Compensation.”

(5)	Employment Contract, dated November 26, 2013, between Leif Höegh (U.K.) Limited and Richard Tyrrell. Please read “Item 6.B. Compensation.”

(6)	Employment Contract, dated June 9, 2010 between Steffen Føreid and Höegh LNG AS, as amended November 28, 2018. Please read “Item 6.B. Compensation.”

(7)	Administrative Services Agreement, dated July 2, 2014, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Höegh LNG Services Ltd., as amended. Please read “Item 7.B. Related Party Transactions—Administrative Service Agreements—Höegh UK Administrative Service Agreement.”

(8)	Administrative Services Agreement, dated July 2, 2014, between Höegh LNG Services Ltd and Höegh LNG AS, as amended. Please read “Item 7.B. Related Party Transactions—Administrative Service Agreements—Höegh Norway Administrative Service Agreement.”

(9)	Administrative Services Agreement, dated October 28, 2014, between Leif Höegh (U.K.) Limited and Höegh LNG Partners Operating LLC. “Item 7.B. Related Party Transactions—Administrative Service Agreements—Leif Höegh UK Administrative Service Agreements.”

(10)	Administrative Services Agreement, dated October 28, 2014, between Leif Höegh (U.K.) Limited and Höegh LNG Services Ltd. Please read “Item 7.B. Related Party Transactions—Administrative Service Agreements—Leif Höegh UK Administrative Service Agreements.”

(11)	Commercial and Administration Management Agreement, dated November 24, 2009, between SRV Joint Gas Ltd. and Höegh LNG AS (Neptune). Please read “Item 7.B. Related Party Transactions—Commercial and Administration Management Agreements.”

(12)	Commercial and Administration Management Agreement, dated May 19, 2010, between SRV Joint Gas Two Ltd. and Höegh LNG AS (Cape Ann). Please read “Item 7.B. Related Party Transactions—Commercial and Administration Management Agreements.”

(13)	Commercial and Administration Management Agreement, dated May 31, 2010, between Höegh LNG FSRU III Ltd. (as successor to HöeghStream LNG Ltd.) and Höegh LNG AS (Höegh Gallant). Please read “Item 7.B. Related Party Transactions—Commercial and Administration Management Agreements.”

(14)	Management Agreement, dated March 27, 2015, between Höegh Cyprus and Höegh LNG AS (Höegh Gallant). Please read “Item 7.B. Related Party Transactions—Gallant Management Agreement.”

(15)	Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Ltd. and Höegh LNG Fleet Management AS (Neptune). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(16)	Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Two Ltd. and Höegh LNG Fleet Management AS (Cape Ann). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(17)	Baltic and International Maritime Council Standard Ship Management Agreement, dated March 24, 2015, between Höegh LNG Cyprus and Höegh LNG Fleet Management AS (Höegh Gallant). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(18)	Baltic and International Maritime Council Standard Ship Management Agreement, dated October 17, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Fleet Management AS ( Höegh Grace ). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(19)	Technical Information and Services Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG AS (PGN FSRU Lampung). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(20)	Master Spare Parts Supply Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Asia Pte. Ltd. (PGN FSRU Lampung). Please read “Item 7.B. Related Party Transactions—Master Spare Parts Supply Agreement.”

(21)	Master Maintenance Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Shipping Services Pte Ltd (PGN FSRU Lampung). Please read “Item 7.B. Related Party Transactions—Master Maintenance Agreement.”

(22)	Sub-Technical Support Agreement, dated April 11, 2014, between Höegh LNG AS and Höegh LNG Fleet Management AS. Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(23)	Intercompany Agreement Regarding Secondment of Employees, dated March 31, 2015, between Höegh LNG Maritime Management Pte. Ltd. and Höegh Cyprus, as amended by Addendum No.1, dated November 17, 2015. Please read “Item 7.B. Related Party Transactions—Secondment Agreement.”

(24)	Manning Agreement, dated September 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh Fleet Services Philippines Inc. (Höegh Grace). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”

(25)	Management Consulting Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG AS (Höegh Grace). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”

(26)	Agreement for the Provision of Professional Payment Services, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Maritime Management Pte. Ltd. ( Höegh Grace ). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”

(27)	Crew Recruitment Consulting Services Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Maritime Management Pte. Ltd. (Höegh Grace). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”

(28)	Spare Parts Procurement and Insurance Services Agreement, dated October 25, 2016, between Höegh LNG FSRU IV Ltd. and Höegh LNG Fleet Management AS (Höegh Grace). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”

(29)	Technical Services Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG AS (Höegh Grace). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”

(30)	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA, as amended by Amendment No. 1, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 2, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 3, dated April 23, 2014, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA (Neptune). Please read “Item 4.B. Business Overview—Vessel Time Charters— Neptune Time Charter.”

(31)	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated December 20, 2007, among SRV Joint Gas Ltd., Suez LNG Trading SA and SRV Joint Gas Two Ltd., as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Two Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA, as amended by Amendment No. 1, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 2, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as supplemented by the Side Letter, dated November 17, 2013, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 3, dated April 23, 2014, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 4, dated October 23, 2017, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as supplemented by the Side Letter, dated October 27, 2017, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA. (Cape Ann). Please read “Item 4.B. Business Overview—Vessel Time Charters.”

(32)	Amendment and Restatement Agreement of the Original Lease, Operation and Maintenance Agreement, dated January 25, 2012, between Höegh LNG Ltd. and PT Perusahaan Gas Negara (Persero) Tbk, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated September 18, 2013, among PT Perusahaan Gas Negara (Persero) Tbk, Höegh LNG Ltd. and PT Höegh LNG Lampung, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated February 21, 2014, among PT Perusahaan Gas Negara (Persero) Tbk, PT PGN LNG Indonesia and PT Höegh LNG Lampung ( PGN FSRU Lampung ). Please read “Item 4.B. Business Overview—Vessel Time Charters— PGN FSRU Lampung Time Charter.”

(33)	Lease and Maintenance Agreement, dated April 15, 2015, between Höegh Cyprus, acting through its Egypt Branch, and Höegh LNG Egypt LLC (Höegh Gallant). Please read “Item 4.B. Business Overview—Vessel Time Charters— Höegh Gallant Time Charter.”

(34)	International Leasing Agreement, dated November 1, 2014, between Höegh LNG FSRU IV Ltd. and Sociedad Portuaria El Cayao S.A. E.S.P., as amended by Amendment No. 1 thereto dated September 24, 2015 ( Höegh Grace ). “Item 4.B. Business Overview—Vessel Time Charters— Höegh Grace Charter.”

(35)	FSRU Operation and Services Agreement, dated November 1, 2014, between Höegh LNG Holdings Ltd. and Sociedad Portuaria El Cayao S.A. E.S.P., as amended by Amendment No. 1 thereto, dated September 24, 2015, as novated by the Deed of Novation, dated October 18, 2016, among Höegh LNG Holdings Ltd., Höegh LNG Colombia S.A.S. and Sociedad Portuaria El Cayao S.A. E.S.P. ( Höegh Grace ). “Item 4.B. Business Overview—Vessel Time Charters— Höegh Grace Charter.”

(36)	Second Amended and Restated Shareholders’ Agreement, dated July 18, 2014, among Mitsui O.S.K Lines, Ltd., Höegh LNG Partners Operating LLC and Tokyo LNG Tanker Co., Ltd. Please read “Item 4.B. Business Overview—Shareholder Agreements.”

(37)	Shareholders’ Agreement, dated March 13, 2013, between Höegh LNG Lampung Pte Ltd. and PT Bahtera Daya Utama. Please read Item 4.B. Business Overview—Shareholder Agreements.”

(38)	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Ltd.

(39)	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Two Ltd.

(40)	Amendment and Restatement Agreement, dated October 9, 2013, among Höegh LNG Lampung Pte Ltd., PT Bahtera Daya Utama and PT Imeco Inter Sarana.

(41)	Revolving Loan Agreement, dated August 12, 2014, between Höegh LNG Partners LP and Höegh LNG Holdings Ltd. in the amount of $85,000,000, as amended by Amendment No. 1, dated February 28, 2016 and Amendment No. 2, dated January 29, 2018. Please read “Item 7.B. Related Party Transactions—Revolving Credit Facility with Höegh LNG.”

(42)	Neptune Facility Agreement, dated December 20, 2007, among SRV Joint Gas Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, the Letter from the Agent for the Lenders, dated August 26, 2010, the Letter from the Agent for the Lenders, dated July 25, 2014, the Amendment Agreement, dated February 24, 2015 and the Amendment Agreement dated December 7, 2016. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt—Neptune Facility.”

(43)	Cape Ann Facility Agreement, dated December 20, 2007, among SRV Joint Gas Two Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, the Letter from the Agent for the Lenders, dated August 26, 2010, the Amendment Agreement, dated June 29, 2012 and the Letter from the Agent for the Lenders, dated July 25, 2014. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt—Cape Ann Facility.”

(44)	$299 Million Lampung Facility Agreement, dated September 12, 2013, between PT Höegh LNG Lampung and the other parties thereto, as amended by the Second Side Letter, dated December 18, 2014. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Lampung Facility.”

(45)	$412 Million Amended and Restated Facilities Agreement, dated March 17, 2016, between Höegh LNG Cyprus and Höegh LNG FSRU IV Ltd., as borrowers, and the other parties thereto, as amended by the Amendment Letter, dated December 23, 2016. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Gallant/Grace Facility.”

166

(46)

$385 Million Senior Secured Term Loan and Revolving Credit Facility Agreement, dated January 29, 2019, among Höegh LNG Partners LP, as borrower, and the other parties thereto. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—$385 Million Facility.”

(47)	License Agreement, between Leif Höegh & Co. Ltd. and Höegh LNG Partners LP. Please read “Item 7.B. Related Party Transactions—License Agreement.”

(48)	Contribution, Purchase and Sale Agreement, dated August 12, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC.

(49)	Letter Agreement, dated October 1, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Egypt LLC, Höegh LNG Partners LP and Höegh LNG Partners Operating LLC.

(50)	Option Agreement, dated October 1, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd. and Höegh LNG Partners LP. Please read “Item 7.B. Related Party Transactions—Time Charter and Option for of the Höegh Gallant.”

(51)	Amended and Restated Seller’s Credit Note, dated February 28, 2016, issued by Höegh LNG Partners LP in favor of Höegh LNG Ltd.

(52)	Contribution, Purchase and Sale Agreement, dated December 1, 2016, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC. Please read “Item 7.B. Related Party Transactions—Acquisition of the Höegh Grace.”

(53)	Contribution, Purchase and Sale Agreement, dated November 16, 2017, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC. Please read “Item 7.B. Related Party Transactions—Acquisition of the Höegh Grace.”

(54)	Indemnification Agreement, dated September 27, 2017, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Höegh LNG Holdings Ltd. Please read “Item 7.B. Related Party Transactions—Indemnification Agreement.”

(55)	At-the-Market Issuance Sales Agreement, dated January 26, 2018, among Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC and B. Riley FBR, Inc. Please read “Item 5.B. Liquidity and Capital Resources—Liquidity and Cash Needs.”

D.	Exchange Controls

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

Material U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to prospective unitholders.

This discussion is based upon provisions of the Code, Treasury Regulations and current administrative rulings and court decisions, all as in effect or existence on the date of this Annual Report and all of which are subject to change or differing interpretation, possibly with retroactive effect. Changes in these authorities may cause the tax consequences of unit ownership to vary substantially from the consequences described below. The following discussion applies only to beneficial owners of common units or Series A preferred units that own such units as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, for investment purposes) and is not intended to be applicable to all categories of investors, such as unitholders subject to special tax rules (e.g., financial institutions, insurance companies, broker dealers, tax-exempt organizations, retirement plans or individual retirement accounts, persons who own (actually or constructively) 10.0% or more of the voting power or value of our equity, or former citizens or long-term residents of the United States), persons who hold the units as part of a straddle, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes, or persons that have a functional currency other than the U.S. Dollar, each of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes holds our common units or Series A preferred units, the tax treatment of its partners generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common units or Series A preferred units, you should consult your own tax advisor regarding the tax consequences to you of the partnership’s ownership of such units.

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

U.S. Federal Income Taxation of U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of our common units or Series A preferred units that is:

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

U.S. Federal Taxation of Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our Series A preferred units generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, allocated to our Series A preferred units, and any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, allocable to our common units. Distributions in excess of our earnings and profits allocable to our Series A preferred units or common units, as applicable, will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its Series A preferred units or common units and, thereafter, as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common units and Series A preferred units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends received with respect to our common units or Series A preferred units by a U.S. Holder that is an individual, trust or estate (a “U.S. Individual Holder”) generally will be treated as “qualified dividend income,” which is currently taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common units or Series A preferred units, as applicable, are readily tradable on an established securities market in the United States (such as the NYSE on which our common units and our Series A preferred units are listed); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below under “—PFIC Status and Significant Tax Consequences”); (iii) the U.S. Individual Holder has owned the common units or Series A preferred units for more than 60 days during the 121-day period beginning 60 days before the date on which the common units or Series A preferred units, as applicable, become ex-dividend (and has not entered into certain risk limiting transactions with respect to such units); and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common units or Series A preferred units will be eligible for these preferential rates in the hands of a U.S. Individual Holder, and any dividends paid on our common units or Series A preferred units that are not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

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

PFIC Status and Significant Tax Consequences

Adverse U.S. federal income tax rules apply to a U.S. Holder that owns an equity interest in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be treated as a PFIC with respect to a U.S. Holder if, for any taxable year in which the holder held our common units or Series A preferred units, either:

•	at least 75.0% of our gross income (including our pro rata share of the gross income of our vessel-owning joint ventures and subsidiaries) for such taxable year consists of passive income (e.g., dividends, interest, capital gains from the sale or exchange of investment property and rents derived other than in the active conduct of a rental business); or

•	at least 50.0% of the average of the values of the assets held by us (including our pro rata share of the assets of our vessel-owning joint ventures and subsidiaries) during such taxable year produce, or are held for the production of, passive income.

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

Taxation of U.S. Holders Making a Timely QEF Election

If a U.S. Holder makes a timely QEF election (an “Electing Holder”), then, for U.S. federal income tax purposes, that holder must report as income for its taxable year its pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the taxable year for which that holder is reporting, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common units or Series A preferred units will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in the common units or Series A preferred units and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common units or Series A preferred units. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with its U.S. federal income tax return. If contrary to our expectations, we determine that we are treated as a PFIC for any taxable year, we will provide each U.S. Holder with the information necessary to make the QEF election described above.

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year in which a U.S. Holder holds our common units or Series A preferred units and, as we anticipate, our common units or Series A preferred units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units or Series A preferred units, as applicable, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units or Series A preferred units, as applicable, at the end of the taxable year over the holder’s adjusted tax basis in such units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units or Series A preferred units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common units or Series A preferred units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units or Series A preferred units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units or Series A preferred units , as applicable, would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election

If we were to be treated as a PFIC for any taxable year in which a U.S. Holder holds our common units or Series A preferred units, a U.S. Holder that does not make either a QEF election or a “mark-to-market” election for that year (a “Non-Electing Holder”) would be subject to special rules resulting in increased tax liability with respect to (i) any excess distribution (i.e., the portion of any distributions received by the Non-Electing Holder on our common units or Series A preferred units in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for such units) and (ii) any gain realized on the sale, exchange or other disposition of the units. Under these special rules:

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

Distributions

Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, our distributions will be subject to U.S. federal income tax in the same manner as a U.S. Holder to the extent they constitute income effectively connected with the Non-U.S. Holder’s U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such distributions also are attributable to a U.S. permanent establishment). The after-tax amount of any effectively connected dividends received by a corporate Non-U.S. Holder may also be subject to an additional U.S. branch profits tax at a 30.0% rate (or, if applicable, a lower treaty rate).

Disposition of Units

In general, a Non-U.S. Holder is not subject to U.S. federal income tax or withholding tax on any gain resulting from the disposition of our common units or Series A preferred units provided the Non-U.S. Holder is not engaged in a U.S. trade or business. A Non-U.S. Holder that is engaged in a U.S. trade or business will be subject to U.S. federal income tax in the same manner as a U.S. Holder in the event the gain from the disposition of units is effectively connected with the conduct of such U.S. trade or business (provided, in the case of a Non-U.S. Holder entitled to the benefits of an income tax treaty with the United States, such gain also is attributable to a U.S. permanent establishment). The after-tax amount of any effectively connected gain of a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional U.S. branch profits tax at a rate of 30.0% (or, if applicable, a lower treaty rate). However, even if not engaged in a U.S. trade or business, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common units or Series A preferred units if they are present in the United States for 183 days or more during the taxable year in which those units are disposed and meet certain other requirements.

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

Marshall Islands Tax Consequences

The following discussion is based on the current laws of the Republic of the Marshall Islands applicable to persons who are not citizens of the Republic of the Marshall Islands and do not reside in, maintain offices in or engage in business, transactions or operations in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and do not expect to conduct business, transactions or operations in the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units or Series A preferred units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of units.

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

Documents concerning us that are referred to in this Annual Report may be inspected at our offices at Wessex House, 5th Floor, 45 Reid Street, Hamilton, HM12, Bermuda and may also be obtained from our website at www.hoeghlngpartners.com. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval system may also be obtained from the SEC’s website at www.sec.gov.

I.	Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk

We are exposed to various market risks, including interest rate and foreign currency exchange risks.

Interest Rate Risk

Interest rate swap contracts can be utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on our outstanding floating rate debt. As of December 31, 2018, there are interest rate swap agreements on the Lampung, Gallant and Grace facilities’ floating rate debt that are designated as cash flow hedges for accounting purposes. Please read notes 20 and 21 to our consolidated financial statements.

As of December 31, 2018, the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(In thousands of U.S. dollars)	index	amount	liability	Term	(1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$136,084	(920)	Sept 2026	2.8%
Gallant interest rate swaps (2)	LIBOR	$114,563	613	Sept 2019	1.9%
Grace interest rate swaps (2)	LIBOR	$125,563	586	March 2020	2.3%
$385 million facility swap	LIBOR	$65,000	(1,047)	Jan 2026	2.9%
$385 million facility swap	LIBOR	$65,000	(730)	Oct 2025	2.8%

(1)	Excludes the margins paid on the floating-rate debt.
(2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

The table below provides information about our financial instruments that are sensitive to interest rates:

(In thousands of U.S. dollars)
Liabilities	2019	2020	2021	2022	2023	Thereafter	Total	Fair value	Rate(1)
Long-term Debt
Fixed rate	$32,333	24,750	—	—	—	—	$57,083	$56,423	4.1%

Variable rate	140,577	144,625	33,522	14,886	14,886	34,665	383,161	391,412	5.4%

Interest Rate Swaps
Variable to fixed	$(845)	536	740	493	313	261	$1,498	$1,498	2.5%

(1)	Rate refers to the weighted-average interest rate for our variable long-term debt, including the margin we pay on our floating-rate debt. The average variable to fixed rate for our interest rate swaps excludes the margin we pay on our drawn floating-rate debt. Please read note 15 to our consolidated financial statements.

Our joint ventures have utilized interest rate swap contracts as described in note 12 to our joint ventures’ combined financial statements.

Foreign Currency Risk

All financing, interest expenses from financing and most of our revenue and expenditures for vessel improvements are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the years ended December 31, 2018, 2017 and 2016, no derivative instruments have been used to manage foreign exchange risk.

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

Concentration of Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. We do not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are three charterers so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the customer’s financial condition. In addition, Höegh LNG guarantees the payment of Höegh Gallant time charter hire under certain circumstances. See “Item 4.B. Business Overview—Vessel Time Charters— Höegh Gallant Time Charter—Hire Rate.” No allowance for doubtful accounts was recorded for the years ended December 31, 2018 or 2017. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should the time charter for PGN FSRU Lampung, the Höegh Gallant or the Höegh Grace terminate prematurely, there could be delays in obtaining a new time charter and the rates could be lower depending upon the prevailing market conditions.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

As of December 31, 2018, we were in compliance with all applicable covenants under our debt agreements.

Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Under the direction of our Chief Executive Officer and Chief Financial Officer (“CEO and CFO”), we evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2018. Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed in our reports that are filed or submitted under the Exchange Act, are recorded, processed, summarized, and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and (ii) information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2018 to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.

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

In connection with the preparation of this Annual Report, management, under the supervision and with the participation of our CEO and CFO, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018, based on the criteria described in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). This evaluation included review of the documentation of controls, evaluation of the design of the Partnership’s internal control over financial reporting, testing of the operating effectiveness of such controls and a conclusion on this evaluation. Based on this evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2018.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Partnership’s registered public accounting firm due to a transition period established by rules of the SEC for emerging growth companies.

Remediation of Prior Year Material Weaknesses

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

As discussed in greater detail in Item 15 of our Annual Report on Form 20-F for the year ended December 31, 2017, management identified a material weakness in our internal control over financial reporting relating to operating effectiveness of information technology (“IT”) general controls related to certain information systems that are relevant to the preparation of our consolidated financial statements. As of December 31, 2017, management determined that the operation of our controls over user access controls related to financial applications and data were ineffective and constituted a material weakness as of December 31, 2017. These controls are intended to ensure that access to financial applications and data is adequately restricted to appropriate personnel.

With respect to the material weakness related to our controls over user access controls related to financial applications, we implemented the following remedial measures in 2018:

(i)	formalized the operation and documentation of controls performed for discontinuing user access for terminated employees and consultants;

(ii)	reassessed all user access rights, evaluated appropriate segregation of duties and revised user access rights, as required;

(iii)	hired additional qualified personnel to monitor and perform controls over user access; and

(iv)	monitored the performance of our internal controls and procedures related to user access and took remediating actions when controls were not being appropriately performed or documented.

Based on our evaluation in accordance with the COSO criteria, we believe the material weakness related to controls over user access controls related to financial applications and data has been remediated as of December 31, 2018.

As discussed in greater detail in Item 15 of our Annual Report on Form 20-F for the year ended December 31, 2017, management identified a material weakness in our internal control over financial reporting relating to operating effectiveness of controls over i) input data to the three-way match of the purchase order, delivery confirmation and invoice to detect errors in supplier invoicing, and ii) accruals for delivered goods and services not yet invoiced, related to vessel operating expenses. As of December 31, 2017, management determined that the operation of our controls over the accounting for procurement of goods and services related to vessel operating expenses were ineffective and constituted a material weakness as of December 31, 2017.

With respect to the material weakness related to our controls over the accounting for procurement of goods and services related to vessel operating expenses, we implemented the following remedial measures in 2018:

(i)	reassessed and improved the design, operation and documentation of controls related to a) input data to the three-way match of the purchase order, delivery confirmation and invoice to detect errors in supplier invoicing, and b) accruals for delivered goods and services not yet invoiced, related to vessel operating expenses;

(ii)	trained those performing the controls on the procedures and documentation required; and

(iii)	monitored the performance of our internal controls and procedures related to procurement of goods and services related to vessel operating expenses.

Based on our evaluation in accordance with the COSO criteria, we believe the material weakness related to controls over the accounting for procurement of goods and services has been remediated as of December 31, 2018.

Changes in Internal Control over Financial Reporting

As described above under “Remediation of Prior Year Material Weakness,” we have undertaken a broad range of remedial actions in 2018 to address the material weaknesses in our internal control over financial reporting related to the deficiencies in IT general controls and the material weakness in our internal control over financial reporting related to the accounting for procurement of goods and services.

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

Our principal accountant for 2018 was Ernst & Young AS.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by SEC and PCAOB standards to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2018.

Fees Incurred by the Partnership for Ernst & Young AS’ Services

(In thousands of U.S. dollars)	2018	2017
Audit Fees	$930	$1,135
Audit-Related Fees	—	14
Tax Fees	—	1
All Other Fees	—	—
	$930	$1,150

Audit Fees

Audit fees for 2018 and 2017 are the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Partnership’s annual financial statements and services normally provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

Audit-Related Fees

There were no audit-related fees for 2018. Audit-related fees for 2017 relate to proposed transactions.

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

The consolidated financial statements of Höegh LNG Partners LP and schedule set forth on pages F-1 through F-72, Exhibit 15.1 and the combined financial statements of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. set forth on pages F-73 through F-96, together with the related report of Ernst & Young AS, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report.

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the notes to the financial statements and therefore have been omitted.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit
Number	Description

1.1	Certificate of Limited Partnership of Höegh LNG Partners LP (incorporated by reference to Exhibit 3.1 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

1.2	Second Amended and Restated Agreement of Limited Partnership of Höegh LNG Partners LP, dated October 5, 2017, between Höegh LNG GP LLC and Höegh LNG Holdings Ltd. (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K, filed on October 5, 2017)

4.1	Contribution, Purchase and Sale Agreement, dated August 8, 2014, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.1 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.2	Omnibus Agreement, dated August 12, 2014, among Höegh LNG Holdings Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.2 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.2.1	Letter Agreement, dated August 12, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.32 to the registrant’s Annual Report on Form 20-F/A, filed on November 30, 2015)

4.3	2014 Höegh LNG Partners LP Long-Term Incentive Plan (incorporated by reference to Exhibit 4.3 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.4*	Höegh LNG Partners LP Amended and Restated Non-Employee Director Compensation Plan

4.5*	Employment Contract, dated June 9, 2010, between Steffen Føreid and Höegh LNG AS, as amended November 28, 2018

Exhibit
Number	Description

4.6	Administrative Services Agreement, dated July 2, 2014, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Höegh LNG Services Ltd., as amended (incorporated by reference to Exhibit 4.6 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.7	Administrative Services Agreement, dated July 2, 2014, between Höegh LNG Services Ltd and Höegh LNG AS, as amended (incorporated by reference to Exhibit 4.7 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.8	Administrative Services Agreement, dated October 28, 2014, between Leif Höegh (U.K.) Limited and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.30 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.9	Administrative Services Agreement, dated October 28, 2014, between Leif Höegh (U.K.) Limited and Höegh LNG Services Ltd. (incorporated by reference to Exhibit 4.31 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.10	Commercial and Administration Management Agreement, dated November 24, 2009, between SRV Joint Gas Ltd. and Höegh LNG AS ( Neptune ) (incorporated by reference to Exhibit 10.8 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.11	Commercial and Administration Management Agreement, dated May 19, 2010, between SRV Joint Gas Two Ltd. and Höegh LNG AS ( GDF Suez Cape Ann ) (incorporated by reference to Exhibit 10.9 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.12	Commercial and Administration Management Agreement, dated May 31, 2010, between Höegh LNG FSRU III Ltd. (as successor to HöeghStream LNG Ltd.) and Höegh LNG AS ( Höegh Gallant ) (incorporated by reference to Exhibit 4.13 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.13	Management Agreement, dated March 27, 2015, between Hoegh LNG Cyprus Limited and Höegh LNG AS ( Höegh Gallant ) (incorporated by reference to Exhibit 4.14 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.14	Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Ltd. and Höegh LNG Fleet Management AS ( Neptune ) (incorporated by reference to Exhibit 10.10 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.15	Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Two Ltd. and Höegh LNG Fleet Management AS ( GDF Suez Cape Ann ) (incorporated by reference to Exhibit 10.11 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.16	Baltic and International Maritime Council Standard Ship Management Agreement, dated March 24, 2015, between Hoegh LNG Cyprus Limited and Höegh LNG Fleet Management AS ( Höegh Gallant ) (incorporated by reference to Exhibit 4.17 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.17	Baltic and International Maritime Council Standard Ship Management Agreement, dated October 17, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Fleet Management AS ( Höegh Grace ) (incorporated by reference to Exhibit 4.17 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.18	Technical Information and Services Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG AS ( PGN FSRU Lampung ) (incorporated by reference to Exhibit 10.12 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

Exhibit
Number	Description

4.19	Master Spare Parts Supply Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Asia Pte. Ltd. ( PGN FSRU Lampung ) (incorporated by reference to Exhibit 10.13 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.20	Master Maintenance Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Shipping Services Pte Ltd ( PGN FSRU Lampung ) (incorporated by reference to Exhibit 10.14 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.21	Sub-Technical Support Agreement, dated April 11, 2014, between Höegh LNG AS and Höegh LNG Fleet Management AS ( PGN FSRU Lampung ) (incorporated by reference to Exhibit 10.15 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.22	Intercompany Agreement Regarding Secondment of Employees, dated March 31, 2015, between Höegh LNG Maritime Management Pte. Ltd. and Hoegh LNG Cyprus Limited, as amended by Addendum No. 1 dated November 17, 2015 (incorporated by reference to Exhibit 4.22 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.23	Manning Agreement, dated September 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh Fleet Services Philippines Inc. ( Höegh Grace ) (incorporated by reference to Exhibit 4.23 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.24	Management Consulting Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG AS ( Höegh Grace ) (incorporated by reference to Exhibit 4.24 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.25	Agreement for the Provision of Professional Payment Services, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Maritime Management Pte. Ltd. ( Höegh Grace ) (incorporated by reference to Exhibit 4.25 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.26	Crew Recruitment Consulting Services Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Maritime Management Pte. Ltd. ( Höegh Grace ) (incorporated by reference to Exhibit 4.26 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.27	Spare Parts Procurement and Insurance Services Agreement, dated October 25, 2016, between Höegh LNG FSRU IV Ltd. and Höegh LNG Fleet Management AS ( Höegh Grace ) (incorporated by reference to Exhibit 4.27 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.28	Technical Services Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG AS ( Höegh Grace ) (incorporated by reference to Exhibit 4.28 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.29†	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA ( Neptune ) (incorporated by reference to Exhibit 10.16 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.29.1†	Amendment No 1. to the SRV LNG Carrier Time Charterparty, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA ( Neptune ) (incorporated by reference to Exhibit 4.16.1 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.29.2†	Amendment No 2. to the SRV LNG Carrier Time Charterparty, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA ( Neptune ) (incorporated by reference to Exhibit 4.16.2 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.29.3†	Amendment No. 3, dated April 23, 2014, to the SRV LNG Carrier Time Charterparty ( Neptune ) (incorporated by reference to Exhibit 10.16.1 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.29.4†	Amendment No. 4, dated December 9, 2016, to the SRV LNG Carrier Time Charterparty ( Neptune ) (incorporated by reference to Exhibit 4.29.4 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

Exhibit
Number	Description

4.30†	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated December 20, 2007, among SRV Joint Gas Ltd., Suez LNG Trading SA and SRV Joint Gas Two Ltd., as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Two Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA, as amended by Amendment No. 1, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 2, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as supplemented by the Side Letter, dated November 17, 2013, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA (GDF Suez Cape Ann) (incorporated by reference to Exhibit 10.17 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.30.1†	Amendment No. 3, dated April 23, 2014, to the SRV LNG Carrier Time Charterparty ( GDF Suez Cape Ann ) (incorporated by reference to Exhibit 10.17.1 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.30.2†	Amendment No. 4, dated October 23, 2017, to the SRV LNG Carrier Time Charterparty, as supplemented by the Side Letter, dated October 27, 2017 (GDF Suez Cape Ann ) (incorporated by reference to Exhibit 4.30.2 to the registrant’s Annual Report on Form 20-F filed on April 6, 2018)

4.31†	Amendment and Restatement Agreement of the Original Lease, Operation and Maintenance Agreement, dated January 25, 2012, between Höegh LNG Ltd. and PT Perusahaan Gas Negara (Persero) Tbk, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated September 18, 2013, among PT Perusahaan Gas Negara (Persero) Tbk, Höegh LNG Ltd. and PT Höegh LNG Lampung, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated February 21, 2014, among PT Perusahaan Gas Negara (Persero) Tbk, PT PGN LNG Indonesia and PT Höegh LNG Lampung ( PGN FSRU Lampung ) (incorporated by reference to Exhibit 10.18 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.32†	Lease and Maintenance Agreement, dated April 15, 2015, between Hoegh LNG Cyprus Limited, acting through its Egypt Branch, and Höegh LNG Egypt LLC ( Höegh Gallant ) (incorporated by reference to Exhibit 4.26 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.33†	International Leasing Agreement, dated November 1, 2014, between Höegh LNG FSRU IV Ltd. and Sociedad Portuaria El Cayao S.A. E.S.P., as amended by Amendment No. 1 thereto dated September 24, 2015 ( Höegh Grace ) (incorporated by reference to Exhibit 4.33 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.34†	FSRU Operation and Services Agreement, dated November 1, 2014, between Höegh LNG Holdings Ltd. and Sociedad Portuaria El Cayao S.A. E.S.P., as amended by Amendment No. 1 thereto, dated September 24, 2015, as novated by the Deed of Novation, dated October 18, 2016, among Höegh LNG Holdings Ltd., Höegh LNG Colombia S.A.S. and Sociedad Portuaria El Cayao S.A. E.S.P. ( Höegh Grace ) (incorporated by reference to Exhibit 4.34 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.35	Second Amended and Restated Shareholders’ Agreement, dated July 18, 2014, among Mitsui O.S.K Lines, Ltd., Höegh LNG Partners Operating LLC and Tokyo LNG Tanker Co., Ltd. (incorporated by reference to Exhibit 4.19 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.36	Shareholders’ Agreement, dated March 13, 2013, between Höegh LNG Lampung Pte Ltd. and PT Bahtera Daya Utama (incorporated by reference to Exhibit 10.20 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.37	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Ltd. (incorporated by reference to Exhibit 10.21 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.38	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Two Ltd. (incorporated by reference to Exhibit 10.22 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

Exhibit
Number	Description

4.39	Amendment and Restatement Agreement, dated October 9, 2013, among Höegh LNG Lampung Pte Ltd., PT Bahtera Daya Utama and PT Imeco Inter Sarana (incorporated by reference to Exhibit 10.23 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.40	Revolving Loan Agreement, dated August 12, 2014, between Höegh LNG Partners LP and Höegh LNG Holdings Ltd. in the amount of $85,000,000 (incorporated by reference to Exhibit 4.24 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.40.1	Amendment No. 1 to the Revolving Loan Agreement, dated February 28, 2016 (incorporated by reference to Exhibit 4.32.1 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.40.2	Amendment No. 2 to the Revolving Loan Agreement, dated January 29, 2018 (incorporated by reference to Exhibit 4.40.2 to the registrant’s Annual Report on Form 20-F filed on April 6, 2018)

4.41	Neptune Facility Agreement, dated December 20, 2007, among SRV Joint Gas Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, the Letter from the Agent for the Lenders, dated August 26, 2010, the Letter from the Agent for the Lenders, dated July 25, 2014 and the Amendment Agreement, dated February 24, 2015 (incorporated by reference to Exhibit 4.26 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.41.1	Amendment Letter, dated December 7, 2016, to Neptune Facility Agreement, between SRV Joint Gas Ltd. and DNB Bank ASA, as security trustee and agent (incorporated by reference to Exhibit 4.41.1 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.42	Cape Ann Facility Agreement, dated December, 20, 2007, among SRV Joint Gas Two Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, the Letter from the Agent for the Lenders, dated August 26, 2010, the Amendment Agreement, dated June 29, 2012 and the Letter from the Agent for the Lenders, dated July 25, 2014 (incorporated by reference to Exhibit 4.27 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.43	$299 Million Lampung Facility Agreement, dated September 12, 2013, between PT Höegh LNG Lampung and the other parties thereto, as amended by the Second Side Letter, dated December 18, 2014 (incorporated by reference to Exhibit 4.28 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.44*	$385 Million Senior Secured Term Loan and Revolving Credit Facility Agreement dated January 29, 2019 among Höegh LNG Partners LP, as borrower, and the other parties thereto

4.45	License Agreement, between Leif Höegh & Co. Ltd. and Höegh LNG Partners LP (incorporated by reference to Exhibit 10.29 to Amendment No. 1 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 17, 2014)

4.46	Contribution, Purchase and Sale Agreement, dated August 12, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.39 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.47	Letter Agreement, dated October 1, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Egypt LLC, Höegh LNG Partners LP and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.40 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.48	Option Agreement, dated October 1, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd. and Höegh LNG Partners LP (incorporated by reference to Exhibit 4.41 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

Exhibit
Number	Description

4.49	Contribution, Purchase and Sale Agreement, dated December 1, 2016, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K, filed on December 1, 2016)

4.50	Contribution, Purchase and Sale Agreement, dated November 16, 2017, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K, filed on January 26, 2018)

4.51	Indemnification Agreement, dated September 27, 2017, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Höegh LNG Holdings Ltd. (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K, filed on September 28, 2017)

4.52	At-the-Market Issuance Sales Agreement, dated January 26, 2018, among Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC and B. Riley FBR, Inc. (incorporated by reference to Exhibit 1.1 to the registrant’s Report on Form 6-K, filed on January 26, 2018)

8.1*	Subsidiaries of Höegh LNG Partners LP

12.1*	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer and the Principal Financial Officer

13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer and the Principal Financial Officer

15.1*	Schedule I - Condensed Financial Information of Registrant

15.2*	Consent of Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF*	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE*	XBRL Taxonomy Extension Schema Presentation Linkbase

*	Filed herewith.
†	Certain portions have been omitted pursuant to a confidential treatment order. Omitted information has been filed separately with the SEC.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

HÖEGH LNG PARTNERS LP

Date: April 10, 2019

	By:	/s/ Steffen Føreid
		Name:	Steffen Føreid
		Title:	Chief Executive Officer and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Unitholders and Board of Directors of Höegh LNG Partners LP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Höegh LNG Partners LP (the “Partnership”) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, partners’ capital and cash flows for each of the three years in the period ended December 31, 2018, the related notes and financial statement Schedule I in Exhibit 15.1 of Item 19 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Partnership at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.

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

Oslo, Norway

April 10, 2019

HÖEGH LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(in thousands of U.S. dollars, except per unit amounts)

	Notes	2018	2017	2016
REVENUES
Time charter revenues	4,5,6,19,22	$144,952	143,531	$91,107
Other revenue	4,5	1,609	—	—
Total revenues	4,5,6	146,561	143,531	91,107
OPERATING EXPENSES
Vessel operating expenses	16,19	(24,195)	(23,791)	(16,080)
Construction contract expenses	7,22	—	(151)	(315)
Administrative expenses		(8,916)	(9,910)	(9,718)
Depreciation and amortization	11,12	(21,146)	(21,054)	(10,552)
Total operating expenses		(54,257)	(54,906)	(36,665)
Equity in earnings (losses) of joint ventures	4,17	17,938	5,139	16,622
Operating income (loss)	4	110,242	93,764	71,064
FINANCIAL INCOME (EXPENSE), NET
Interest income	19	725	500	857
Interest expense	15,19	(26,814)	(30,085)	(25,178)
Gain (loss) on derivative instruments	21	4,681	2,463	1,839
Other items, net		(2,907)	(3,574)	(3,333)
Total financial income (expense), net	8	(24,315)	(30,696)	(25,815)
Income (loss) before tax		85,927	63,068	45,249
Income tax expense	9	(8,305)	(3,878)	(3,872)
Net income (loss)	4	$77,622	59,190	$41,377
Non-controlling interest in net income		—	10,408	—
Preferred unitholders' interest in net income		12,303	2,480	—
Limited partners' interest in net income (loss)		$65,319	46,302	$41,377

Earnings per unit
Common unit public (basic and diluted)	26	$1.93	1.37	$1.58
Common unit Höegh LNG (basic and diluted)	26	$2.03	1.44	$1.52
Subordinated unit (basic and diluted)	26	$2.03	1.45	$1.52

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(in thousands of U.S. dollars)

	Notes	2018	2017	2016
Net income (loss)		$77,622	59,190	$41,377
Unrealized gains (losses) on cash flow hedge	21	(2,290)	3,335	1,883
Income tax benefit (expense)	9,21	(299)	(347)	(378)
Other comprehensive income (loss)		(2,589)	2,988	1,505
Comprehensive income (loss)		$75,033	62,178	$42,882
Non-controlling interest in comprehensive income		—	10,794	—
Preferred unitholders' interest in net income		12,303	2,480	—
Partners' interest in comprehensive income (loss)		$62,730	48,904	$42,882

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2017

(in thousands of U.S. dollars)

	Notes	2018	2017
ASSETS
Current assets
Cash and cash equivalents	20	$26,326	$22,679
Restricted cash	20	6,003	6,962
Trade receivables	20	1,228	7,563
Amounts due from affiliates	19,20	4,328	4,286
Inventory		646	668
Current portion of net investment in direct financing lease	6	4,168	3,806
Derivative instruments	20,21	1,199	—
Prepaid expenses and other receivables	10	2,967	462
Total current assets		46,865	46,426
Long-term assets
Restricted cash	20	13,125	13,640
Vessels, net of accumulated depreciation	11	658,311	679,041
Other equipment	11	445	604
Intangibles and goodwill	12	20,739	24,370
Advances to joint ventures	14,20	3,536	3,263
Net investment in direct financing lease	6	278,905	282,820
Long-term deferred tax asset	9	174	204
Derivative instruments	20,21	—	228
Other long-term assets	13,20	940	8,363
Total long-term assets		976,175	1,012,533
Total assets		$1,023,040	$1,058,959

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2017

(in thousands of U.S. dollars)

	Notes	2018	2017
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	15,20	$45,458	$45,458
Trade payables		529	381
Amounts due to owners and affiliates	19,20	2,301	1,417
Value added and withholding tax liability		1,175	1,511
Derivative instruments	20,21	259	2,015
Accrued liabilities and other payables	16	7,458	13,042
Total current liabilities		57,180	63,824
Long-term liabilities
Accumulated losses of joint ventures	4,17	2,808	20,746
Long-term debt	15,20	390,087	434,845
Revolving credit facility due to owners and affiliates	19,20	39,292	51,832
Derivative instruments	20,21	2,438	2,102
Long-term tax liability	9	1,725	—
Long-term deferred tax liability	9	8,974	5,158
Other long-term liabilities	18	99	5,793
Total long-term liabilities		445,423	520,476
Total liabilities		502,603	584,300
EQUITY	24,25,26
8.75% Series A preferred units: 6,129,070 units issued and outstanding at December 31, 2018 and 4,600,000 units issued and outstanding at December 31, 2017		151,259	113,404
Common units public: 17,944,701 units issued and outstanding at December 31, 2018 and 17,648,844 units issued and outstanding at December 31, 2017		325,250	317,149
Common units Höegh LNG: 2,101,438 units issued and outstanding at December 31, 2018 and 2,116,060 units issued and outstanding at December 31, 2017		6,844	6,513
Subordinated units: 13,156,060 units issued and outstanding at December 31, 2018 and 2017		42,421	40,341
Accumulated other comprehensive income (loss)	21	(5,337)	(2,748)
Total partners' capital		520,437	474,659
Total equity		520,437	474,659
Total liabilities and equity		$1,023,040	$1,058,959

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF

CHANGES IN PARTNERS’ CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(in thousands of U.S. dollars)

	Partners' Capital
	8.75% Series A Preferred Units	Common Units Public	Common Units Höegh LNG	Subor-dinated	Accumulated Other Comprehensive Income	Non-controlling interest	Total Equity
Consolidated balance as of December 31, 2015	—	209,372	6,604	41,063	(7,241)	—	249,798
Net income	—	18,133	3,221	20,023	—	—	41,377
Cash distributions to unitholders	—	(18,225)	(3,554)	(22,098)	—	—	(43,877)
Cash contribution from Höegh LNG	—	—	532	3,311	—	—	3,843
Other comprehensive loss	—	—	—	—	1,505	—	1,505
Net proceeds from issuance of common units	—	111,529	—	—	—	—	111,529
Issuance of units for Board of Directors' fees	—	189	—	—	—	—	189
Other and contributions from owners	—	93	46	287	—	—	426
Consolidated balance as of December 31, 2016	$—	321,091	6,849	42,586	(5,736)	—	$364,790
Non-controlling interest acquired from the purchase of the Höegh Grace entities	—	—	—	—	—	88,561	88,561
Net income	2,480	24,217	3,055	19,030	—	10,408	59,190
Cash distributions to unitholders	—	(30,039)	(3,741)	(23,257)	—	—	(57,037)
Cash distributions to non-controlling interest	—	—	—	—	—	(9,457)	(9,457)
Cash contribution from Höegh LNG	—	—	315	1,760	—	—	2,075
Refund of indemnification received from Höegh LNG	—	—	(213)	(1,321)	—	—	(1,534)
Other comprehensive income	—	—	—	—	2,602	386	2,988
Net proceeds from public offering and issuance of Series A preferred units	110,924	—	—	—	—	—	110,924
Acquisition of non-controlling interest from the purchase of the Höegh Grace entities	—	—	—	—	—	(89,898)	(89,898)
Difference between net book value of acquired non-controlling interest and consideration paid	—	1,528	183	1,139	386	—	3,236
Issuance of units for Board of Directors' fees	—	189	—	—	—	—	189
Contributions from owners	—	163	65	404	—	—	632
Consolidated balance as of December 31, 2017	$113,404	317,149	6,513	40,341	(2,748)	—	$474,659

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF

CHANGES IN PARTNERS’ CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(in thousands of U.S. dollars)

	Partners' Capital
	8.75% Series A Preferred Units	Common Units Public	Common Units Höegh LNG	Subor-dinated Units	Accumulated Other Comprehensive Income	Non-controlling interest	Total Equity
Consolidated balance as of December 31, 2017	$113,404	317,149	6,513	40,341	(2,748)	—	$474,659
Net income	12,303	34,409	4,257	26,653	—	—	77,622
Cash distributions to unitholders	(13,107)	(31,211)	(3,881)	(24,298)	—	—	(72,497)
Refund of indemnification received from Höegh LNG	—	—	(325)	(2,028)	—	—	(2,353)
Cash contributions from Höegh LNG	—	—	234	1,467	—	—	1,701
Other comprehensive income	—	—	—	—	(2,589)	—	(2,589)
Net proceeds from issuance of common units	—	4,563	—	—	—	—	4,563
Net proceeds from issuance of Series A preferred units	38,659	—	—	—	—	—	38,659
Issuance of units for Board of Directors' fees	—	200	—	—	—	—	200
Other and contributions from owners	—	140	46	286	—	—	472
Consolidated balance as of December 31, 2018	$151,259	325,250	6,844	42,421	(5,337)	—	$520,437

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(in thousands of U.S. dollars)

	2018	2017	2016
OPERATING ACTIVITIES
Net income (loss)	$77,622	59,190	$41,377
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	21,146	21,054	10,552
Equity in losses (earnings) of joint ventures	(17,938)	(5,139)	(16,622)
Changes in accrued interest income on advances to joint ventures and demand note	(273)	3,955	743
Amortization of deferred debt issuance cost and fair value of debt assumed	700	828	2,013
Amortization in revenue for above market contract	3,631	3,631	2,405
Changes in accrued interest expense	(605)	218	(227)
Unrealized foreign exchange losses (gains)	181	908	(109)
Unrealized loss (gain) on derivative instruments	(4,681)	(2,463)	(1,839)
Non-cash revenue: tax paid directly by charterer	(852)	(861)	—
Non-cash income tax expense: tax paid directly by charterer	852	861	—
Deferred tax expense and provision for tax uncertainty	5,272	1,614	3,548
Issuance of units for Board of Directors' fees	200	189	189
Other adjustments	472	632	426
Changes in working capital:
Trade receivables	6,344	(1,035)	(83)
Inventory	22	29	70
Prepaid expenses and other receivables	(72)	188	(81)
Trade payables	155	(804)	(321)
Amounts due to owners and affiliates	842	(628)	(9,228)
Value added and withholding tax liability	4,257	4,519	3,043
Accrued liabilities and other payables	(5,594)	(6,939)	743
Net cash provided by (used in) operating activities	91,681	79,947	36,599

INVESTING ACTIVITIES
Expenditure for purchase of Höegh Grace entities	—	(137,475)	—
Cash acquired in the purchase of the Höegh Grace entities	—	3,793	—
Decrease (increase) in restricted cash designated for purchase of the Höegh Grace entities	—	91,768	(91,768)
Expenditure for vessel and other equipment	(747)	(21)	(537)
Receipts from repayment of principal on advances to joint ventures	—	—	6,029
Receipts from repayment of principal on direct financing lease	3,814	3,485	3,192
Net cash provided by (used in) investing activities	$3,067	(38,450)	$(83,084)

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(in thousands of U.S. dollars)

	2018	2017	2016
FINANCING ACTIVITIES
Proceeds from loans and promissory notes due to owners and affiliates	$5,400	25,730	$8,622
Repayment of long-term debt	(45,458)	(45,458)	(32,208)
Repayment of amounts due to owners and affiliates	(17,500)	(58,705)	(12,617)
Repayment of customer loan for funding of value added liability on import	(4,993)	(5,878)	(6,233)
Net proceeds from issuance of common units	4,563	—	111,529
Net proceeds from issuance of Series A preferred units	38,659	110,924	—
Cash distributions to limited partners and preferred unitholders	(72,497)	(57,037)	(43,877)
Cash distributions to non-controlling interest	—	(9,457)	—
Proceeds from indemnifications received from Höegh LNG	1,701	2,075	3,843
Repayment of indemnifications received from Höegh LNG	(2,353)	(1,534)	—
Net cash provided by (used in) financing activities	$(92,478)	(39,340)	$29,059

Increase (decrease) in cash, cash equivalents and restricted cash	2,270	2,157	(17,426)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(97)	—	(146)
Cash, cash equivalents and restricted cash, beginning of period	43,281	41,124	58,696
Cash, cash equivalents and restricted cash, end of period	$45,454	43,281	$41,124

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets for the years ended December 31, 2018, 2017, 2016 and 2015.

	2018	2017	2016	2015
Cash and cash equivalents	$26,326	22,679	18,915	$32,868
Restricted cash - current asset	6,003	6,962	8,055	10,630
Restricted cash - non-current asset	13,125	13,640	14,154	15,198
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$45,454	43,281	41,124	$58,696

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

1. Description of business

Höegh LNG Partners LP (the “Partnership”) was formed under the laws of the Marshall Islands on April 28, 2014 as an indirect 100% owned subsidiary of Höegh LNG Holdings Ltd. (“Höegh LNG”) for the purpose of acquiring Höegh LNG’s interests in Hoegh LNG Lampung Pte. Ltd., PT Hoegh LNG Lampung (the owner of the PGN FSRU Lampung), SRV Joint Gas Ltd. (the owner of the Neptune), and SRV Joint Gas Two Ltd. (the owner of the Cape Ann) in connection with the Partnership’s initial public offering of its common units (the “IPO”) in August 2014.

On August 12, 2014, the Partnership completed its IPO. Prior to the closing of the IPO, Höegh LNG contributed to the Partnership all of its equity interests and loans and promissory notes due to it and affiliates in each of the entities owning the Neptune, the Cape Ann and the PGN FSRU Lampung. The transfer of the interests was recorded at Höegh LNG’s consolidated book values. At the closing of the IPO (including the exercise by the underwriters of the option to purchase an additional 1,440,000 common units), (i) 11,040,000 common units were sold to the public for net proceeds, after deduction of offering expenses, of $203.5 million; (ii) Höegh LNG owned 2,116,060 common units and 13,156,060 subordinated units, representing approximately 58% of the limited partner interests in the Partnership, and 100% of the incentive distribution rights (“IDRs”) and (iii) a wholly owned subsidiary of Höegh LNG owned the non-economic general partner interest in the Partnership.

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

On October 1, 2015, the Partnership closed the acquisition of 100% of the shares in Höegh LNG FSRU III Ltd., the entity that indirectly owned the floating storage and regasification unit ("FSRU") the Höegh Gallant (the " Höegh Gallant entities"), as further described in note 4. The Höegh Gallant was constructed by Hyundai Heavy Industries Co., Ltd. (“HHI”) and was delivered to Höegh LNG in November 2014.

In December 2016, the Partnership issued and sold 6,588,389 common units in an underwritten public offering for net proceeds of $111.5 million (refer to note 24) primarily to fund the purchase price of the acquisition of a 51% ownership interest in Höegh LNG Colombia Holding Ltd., the owner of the entities that own and operate the FSRU Höegh Grace (the "Höegh Grace entities"), in January 2017 (refer to note 3).

On January 3, 2017, the Partnership closed the acquisition of a 51% ownership interest in Höegh Colombia Holding Ltd. On January 1, 2017, the Partnership entered an agreement with Höegh LNG, under which Höegh LNG granted to the Partnership the authority to make decisions about operations of Höegh LNG Colombia Holding Ltd. from January 1, 2017 to the closing date of the acquisition. As a result, the Partnership has recorded the results of operations of the Höegh Grace entities in its consolidated statement of income from January 1, 2017. Refer to note 3.

On October 5, 2017, the Partnership issued 4,600,000 8.75% Series A cumulative redeemable preferred units (the “Series A preferred units”) for proceeds, net of underwriting discounts and expenses, of $110.9 million. Refer to note 24. A portion of the net proceeds was used to repay outstanding debt under the seller's credit note related to the Höegh Gallant acquisition and outstanding debt under the revolving credit facility.

On December 1, 2017, the Partnership closed the acquisition of the remaining 49% ownership interest in the Höegh Grace entities with a combination of cash remaining from the net proceeds from the issuance of Series A preferred units and draws on the revolving credit facility. Refer to note 3.

On January 26, 2018, the Partnership entered into sales agreement with B. Riley FBR Inc. (the “Agent”). Under the terms of the sales agreement, the Partnership may offer and sell up to $120 million aggregate offering amount of common units and 8.75% Series A cumulative redeemable preferred units (“Series A preferred units”), from time to time, through the Agent, acting as agent for the Partnership (the “ATM Program”). Sales of such units may be made in negotiated transactions or transactions that are deemed to be “at the market” offerings, including sales made directly on the New York Stock Exchange or through a market marker other than on an exchange. Refer to note 24.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The interests in SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., collectively, are referred to as the “joint ventures” and the remaining entities owned by the Partnership, as reflected in the table below are, collectively, referred to as the “subsidiaries” in these consolidated financial statements. The PGN FSRU Lampung, the Höegh Gallant, the Höegh Grace, the Neptune and the Cape Ann are FSRUs and, collectively, referred to in these consolidated financial statements as the vessels or the “FSRUs.” The Tower Yoke Mooring System (the “Mooring”) is an offshore installation that is used to moor the PGN FSRU Lampung to offload the gas into an offshore pipe that transports the gas to a land terminal. PT Hoegh LNG Lampung, Hoegh LNG Cyprus Limited, the owner of the Höegh Gallant, Höegh LNG FSRU IV Ltd., the owner of the Höegh Grace, and the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are collectively referred to as the “FSRU-owning entities.”

The Neptune and the Cape Ann operate under long-term time charters with expiration dates in 2029 and 2030, respectively, and, in each case, with an option for the charterer, Global LNG Supply SA, a subsidiary of Total S.A. (“Total”), to extend for up to one additional period of ten years or two additional periods of five years each. The PGN FSRU Lampung, operates under a long term time charter which started in July 2014 with an expiration date in 2034, with an option for the charterer to extend for up to two additional periods of five years each, and uses the Mooring that was constructed, installed and sold to the charterer, PT PGN LNG Indonesia (“PGN LNG”), a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”), a subsidiary of PT Pertamina, a government-controlled, Indonesian oil and gas producer, natural gas transportation and distribution company. The Höegh Gallant operates under a long term time charter which started in April 2015 with an expiration date in April 2020 with Hoegh LNG Egypt LLC (“EgyptCo”), a subsidiary of Höegh LNG. EgyptCo had a charter with the government-owned Egyptian Natural Gas Holding Company (“EGAS”) until October 2018. EgyptCo has an LNG carrier time charter to a third party from October 2018 until April 2020. Pursuant to an option agreement, the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025. The Höegh Grace operates under a long term time charter which started in December 2016 with Sociedad Portuaria El Cayao S.A. E.S.P. ("SPEC"). SPEC is owned 51% by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas, and 49% by private equity investors. The non-cancellable charter period of 10 years ends in December 2026. The initial term of the charter is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC waives its rights to terminate in year 10 within a certain deadline, the Partnership will not be able to exercise its right to terminate in year 10.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table lists the entities included in these consolidated financial statements and their purpose as of December 31, 2018.

Jurisdiction of
Incorporation
Name	or Registration	Purpose
Höegh LNG Partners LP	Marshall Islands	Holding Company
Höegh LNG Partners Operating LLC (100% owned)	Marshall Islands	Holding Company
Hoegh LNG Services Ltd (100% owned)	United Kingdom	Administration Services Company
Hoegh LNG Lampung Pte. Ltd. (100% owned)	Singapore	Owns 49% of PT Hoegh LNG Lampung
PT Hoegh LNG Lampung (49% owned) (1)	Indonesia	Owns PGN FSRU Lampung
SRV Joint Gas Ltd. (50% owned) (2)	Cayman Islands	Owns Neptune
SRV Joint Gas Two Ltd. (50% owned) (2)	Cayman Islands	Owns Cape Ann
Höegh LNG FSRU III Ltd. (100% owned) (3) (5)	Cayman Islands	Owns 100% of Hoegh LNG Cyprus Limited
Hoegh LNG Cyprus Limited (100% owned) (3)	Cyprus	Owns Höegh Gallant
Hoegh LNG Cyprus Limited Egypt Branch (100% owned) (3)	Egypt	Branch of Hoegh LNG Cyprus Limited
Höegh LNG Colombia Holding Ltd. (100% owned) (4)	Cayman Islands	Owns 100% of Höegh LNG FSRU IV Ltd. and Höegh LNG Colombia S.A.S.
Höegh LNG FSRU IV Ltd. (100% indirectly owned) (4)	Cayman Islands	Owns Höegh Grace
Höegh LNG Colombia S.A.S. (100% indirectly owned) (4)	Colombia	Operating Company

(1)	PT Hoegh LNG Lampung is a variable interest entity, which is controlled by Hoegh LNG Lampung Pte. Ltd. and is, therefore, 100% consolidated in the consolidated financial statements.
(2)	The remaining 50% interest in each joint venture is owned by Mitsui O.S.K. Lines, Ltd. and Tokyo LNG Tanker Co.
(3)	The ownership interests were acquired on October 1, 2015.
(4)	The 51% of the ownership interests were acquired on January 3, 2017, and the remaining 49% of the ownership interests were acquired on December 1, 2017.
(5)	On January 31, 2019, Höegh LNG FSRU III Ltd. transferred its ownership in Hoegh LNG Cyprus Limited to Höegh LNG Partners Operating LLC.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

2. Significant accounting policies

Basis of presentation

The consolidated financial statements are prepared in accordance with US GAAP. All intercompany balances and transactions are eliminated.

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

Based upon the criteria set forth in US GAAP, the Partnership has determined that PT Hoegh LNG Lampung is a VIE, as the equity holders, through their equity investments, may not participate fully in the entity's expected residual returns and substantially all of the entity's activities either involve, or are conducted on behalf of, the Partnership. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of PT Hoegh LNG Lampung are included in the consolidated financial statements. Dividends may only be paid if the retained earnings are positive and a statutory reserve has been established equal to 20% of its paid up capital under Indonesian law. PT Hoegh LNG Lampung had not established the required statutory reserves as of December 31, 2018 and 2017. Therefore, PT Hoegh LNG Lampung cannot make dividend payments under Indonesian law. Under the Lampung facility, there are limitations on cash dividends and loans that can be made to the Partnership. Refer to note 15. As of December 31, 2018 and 2017, restricted net assets of the consolidated subsidiaries were $164.4 million and $150.1 million, respectively.

The Partnership has determined that Höegh LNG FSRU III Ltd. is a VIE, as the equity investment does not provide sufficient equity to permit the entity to finance its activities without financial guarantees. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of Höegh LNG FSRU III Ltd. are included in the consolidated financial statements. Under Cayman Islands law, dividends may only be paid out of profits or capital reserves if the entity is solvent after the distribution. Under the Gallant/Grace facility, there were limitations on dividends and loans distributions that could be made to the Partnership. Refer to note 15. The Partnership was a guarantor of the Gallant/Grace facility. As of December 31, 2018 and 2017, restricted net assets of the consolidated subsidiaries were $4.6 million and $4.0 million, respectively.

The Partnership has also determined that Höegh LNG Colombia Holding Ltd. is a VIE since the entity would not be able to finance its activities without financial guarantees under its subsidiary’s facility to finance Höegh Grace. As of January 1, 2017, the Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives the majority of the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of Höegh LNG Colombia Holding Ltd., and subsidiaries, are included in the consolidated financial statements with a non-controlling interest reflected for the minority share until December 1, 2017. On December 1, 2017, the Partnership acquired the remaining 49% ownership interest in the Höegh Grace entities and, as of that date, there is no longer a non-controlling interest in the Höegh Grace entities. Under Cayman Islands law, dividends may only be paid out of profits or capital reserves if the entity is solvent after the distributions. Under the Gallant/Grace facility, there were limitations on dividends and loans distributions that could be made to the Partnership. Refer to note 15. The Partnership was a guarantor of the Gallant/Grace facility. As of December 31, 2018 and 2017, restricted net assets of the consolidated subsidiaries were $0.2 million and $0.4 million, respectively.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

In addition, the Partnership has determined that the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are VIEs since each entity did not have a sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support. The entities have been financed with third party debt and subordinated shareholders loans. The Partnership is not the primary beneficiary, as the Partnership cannot make key operating decisions considered to be most significant to the VIEs, but has joint control with the other equity holders. Therefore, the joint ventures are accounted for under the equity method of accounting as the Partnership has significant influence. The Partnership's carrying value is recorded in advances to joint ventures and accumulated losses of joint ventures in the consolidated balance sheets. For SRV Joint Gas Ltd., the Partnership had a receivable for the advances of $2.8 million and $2.6 million, respectively, and the Partnership’s accumulated losses or its share of net liabilities were $0.8 million and $10.7 million, respectively, as of December 31, 2018 and 2017. The Partnership's carrying value for SRV Joint Gas Two Ltd. consists of a receivable for the advances of $0.7 million and $0.7 million, respectively, and the Partnership’s accumulated losses or its share of net liabilities of $2.0 million and $10.0 million, respectively, as of December 31, 2018 and 2017. The major reason that the Partnership’s accumulated losses in the joint ventures are net liabilities is due to the fair value adjustments for the interest rate swaps recorded as liabilities on the combined balance sheets of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. and eliminations for consolidation to the balance sheet. The maximum exposure to loss is the carrying value of the receivables, which is subordinated to the joint ventures’ long-term bank debt, the investments in the joint ventures (accumulated losses), as the shares are pledged as security for the joint ventures’ long-term bank debt, and Höegh LNG’s commitment under long-term bank loan agreements to fund its share of drydocking costs and remarketing efforts in the event of an early termination of the charters. If the charters terminate for any reason that does not result in a termination fee, the joint ventures’ long-term bank debt would be subject to mandatory repayment. Dividend distributions require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans; c) and under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution.

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

Business combinations and asset acquisitions

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

Dependent upon facts and circumstances, the assessment of a transaction may be considered the acquisition of an asset, when substantially all of the fair value of assets acquired is concentrated in a single identifiable asset, rather than a business combination. Asset acquisitions are accounted for by allocating the cost of the acquisition to the individual assets acquired and liabilities assumed on a relative fair value basis. Acquisition related costs are capitalized as a component of the cost of the assets acquired.

Time charter revenue, related contract balances and related expenses

Time charter revenues and related contract balances:

The Partnership is required to evaluate whether two or more contracts should be combined and accounted for as a single contract, whether the contract promises to deliver more than one distinct good or service, or performance obligations, and/or a lease, determine the transaction price under the contract, allocate the transaction price to the lease and the performance obligations and recognize revenue as the performance obligation is satisfied.

Performance obligations:

The Partnership determined that its time charter contracts contain a lease and a performance obligation for the provision of time charter services. The lease of the vessel, representing the use of the vessel without any associated performance obligations or warranties, is accounted for in accordance with the provisions of ASC 840; Leases.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The provision of time charter services, including guarantees for the level of performance provided by the time charter contracts, is considered a distinct service and is accounted for in accordance with the provision of ASC 606, Revenue from Contracts with Customers. The Partnership determined that the nature of the time charter services promised, represents a single performance obligation, to stand ready over a 24-hour interval to accept LNG cargos, to transport cargos, to regasify the LNG and discharge the resulting gas into a pipeline in accordance with the charterer’s instructions and requirements.

Time charter services revenue can be recognized as the performance obligation is satisfied over the 24-hour interval to the performance standards specified under the time charter contract. If the performance standards are not met, off-hire, reduced hire, liquidated damages or other performance payments may result.

Contract terms, determination of transaction price and allocation to performance obligations:

The Partnership’s time charter contracts for all FSRUs, except the Höegh Gallant, include day rates or hire rates and warranty provisions with the following components:

•	Fixed element: The fixed element is a fixed per day fee intended to cover remuneration for use of the vessel and the provision of time charter services.
•	Operating expense reimbursement element: The operating expense reimbursement element is a rate per day intended to cover the operating costs of the vessel, including the crew, insurance, consumables, miscellaneous services, spares and maintenance and repairs costs and management services and fees. The amount of the operating expense reimbursement element may be based on actual cost incurred, or fees subject to indexing or other adjustments after a defined period, or a combination of both.
•	Tax reimbursement element: The tax reimbursement element may be a rate per day, based on the estimated liability for the year divided by the number of days in the year, subject to adjustment for actual taxes incurred, or a reimbursement of the costs as the taxes are incurred. The tax reimbursement element may cover withholding taxes, payroll taxes, other local taxes and current income tax expense for the jurisdiction in which the vessel operates as defined by the provisions of the individual time charter contract.
•	Performance warranties element: The performance warranties element includes defined operational capacity and standards that can result in the FSRUs being off-hire or require compensation to the charterer through provision of reduced hire, liquidated damages or performance payments. Examples of performance warranties include the ability to discharge regasified LNG at specified performance rates, guaranteed minimum fuel consumption, guaranteed minimum boil-off rates and the ability to accept cargos.

The Höegh Gallant has a single day rate intended to cover all of the elements listed above. In addition, the time charter contract for the Höegh Gallant includes a provision for 15 days of off-hire for scheduled maintenance. The joint ventures’ time charter contracts also provide for upfront payments for variable costs for certain vessel modifications, drydocking costs, other additions to equipment or spare parts.

The hire rates for the PGN FSRU Lampung are invoiced at the beginning of the month. The Höegh Gallant and the Höegh Grace invoice time charter revenues monthly in arrears.

The transaction price is estimated as the standalone selling price for the lease and the time charter services components of the fixed day rate element. Variable consideration per day for operating expense and tax reimbursements is estimated at the most likely amount to which the Partnership is expected to be entitled to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty related to the variable consideration is resolved. When there is significant uncertainty related to that amount of variable consideration to be received, that variable consideration is considered constrained. Typically, variable reimbursements and performance warranties are known at the end of each 24-hour interval, or as subsequently reassessed at the end of the reporting period. However, to the extent interpretations of contractual provisions are complex and/or disputed with the customer, this could give rise to constrained variable consideration. Constrained variable consideration is not estimated.

Variable consideration is allocated entirely to one performance obligation when the variable day rate relates specifically to the efforts to satisfy the signal performance obligation. The default method of the relative standalone selling price method was used to allocate the remaining transaction price, principally the fixed element, between the lease and the time charter services. The total estimated transaction price for time charter services is considered variable consideration because it may be reduced by performance warranties.

The Partnership has made a policy election to exclude from the measurement of the transaction price all taxes assessed by a government entity on revenues and collected on behalf of that government entity from customers, such as sales or value added taxes.

Lease revenue recognition:

Leases are classified based upon defined criteria either as direct financing leases or operating leases. A lease that transfers substantially all of the benefits and risks of the FSRU to the charterer is accounted for as a financing lease by the lessor. All other leases that do not meet the criteria are classified as operating leases.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The lease component of time charters that are accounted for as operating leases is recognized on a straight line basis over the term of the charter. The Höegh Gallant’s time charter, which had a five-year lease term at inception, is accounted for as an operating lease. The Höegh Grace's time charter contracts, which have a non-cancellable charter period of ten years, are accounted for as an operating lease. Under one of the time charter contracts, the contract provides for additional variable payments, including a finance component, over the initial term depending upon the actual commencement date of the contract within a defined window of potential commencement dates. The variable payments are considered directly related to the lease performance obligation. The revenue, excluding the financing component, is recognized over the initial 10-year term. Payments made by the charterer directly to the tax authorities on behalf of the subsidiaries for final income tax directly related to the provision of the lease is recorded as a component of lease revenues. The amount of non-cash revenue is disclosed separately in the consolidated statement of cash flows.

The lease component of time charters that are accounted for as direct financing leases is recognized over the lease term using the effective interest rate method and is included in time charter revenues. Origination costs related to the time charter are a component of the net investment in direct financing lease and amortized over the lease term using the effective interest method. Direct financing leases are reflected on the consolidated balance sheets as net investments in direct financing leases. The PGN FSRU Lampung time charter, which had a 20-year lease term at inception, meets the criteria of transferring substantially all of the benefits and risks to the charterer and is accounted for as a direct financing lease.

Time charter services revenue recognition:

Variable consideration for the time charter services performance obligation, including amounts allocated to time charter services, estimated reimbursements for vessel operating expenses and estimated reimbursements of certain types of costs and taxes, are recognized as revenues as the performance obligation for the 24-hour interval is fulfilled, subject to adjustment for off-hire and performance warranties. Constrained variable consideration is recognized as revenue on a cumulative catch-up basis when the significant uncertainty related to that amount of variable consideration to be received is resolved. Estimates for variable consideration, including constrained variable consideration, are reassessed at the end of each period. Payments made by the charterer directly to the tax authorities on behalf of the subsidiaries for advance collection of income taxes directly related to the provision of the time charter services are recorded as a component of time charter service revenues. The amount of non-cash revenue is disclosed separately in the consolidated statement of cash flows.

Joint venture FSRUs lease and time charter services revenue recognition:

The Partnership’s interest in the Joint venture FSRUs’ net income is included in the consolidated financial statements under the equity method of accounting, however, the Joint venture FSRUs’ results are presented under the proportional consolidation method for the segment note (note 4) and the time charter revenue note (note 5). The Neptune's and the Cape Ann’s time charters, which had a twenty-year lease term at inception, are accounted for as operating leases. The joint ventures’ time charters include provisions for the charterer to make upfront payments to compensate for variable cost for certain vessel modifications, drydocking costs, other additions to equipment or spare parts. The expenditures are considered costs required to fulfil the lease component of the contract. Payments for modifications are deferred and amortized over the shorter of the remaining charter period or the useful life of the additions. Payments for reimbursement of drydocking costs are deferred and recognized on a straight line basis over the period to the next drydocking.

The accounting policy for time charter services for the joint ventures is the same as described above.

Significant judgments in revenue recognition:

The Partnership does not provide stand-alone bareboat leases or time charter services for FSRUs. As a result, observable stand-alone transaction prices for the performance obligations are not available. The estimation of the transaction price for the lease and the time charter service performance obligation is complex, subject to a number of input factors, such as market conditions when the contract is entered into, internal return objectives and pricing policies, and requires substantial judgment. Significant changes in the transaction price between the two performance obligations could impact conclusions on the accounting for leases as financing or operating leases. In addition, variable consideration is estimated at the most likely amount that the Partnership expects to be entitled to. Variable consideration is reassessed at the end of the reporting period taking into account performance warranties. The time charter contracts include provisions for performance guarantees that can result in off-hire, reduced hire, liquidated damages or other payments for performance warranties. Measurement of some of the performance warranties can be complex and require properly calibrated equipment on the vessel, complex conversions and computations based on substantial judgment in the interpretation of the contractual provisions. Conclusions on compliance with performance warranties impact the amount of variable consideration recognized for time charter services.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Contract assets:

Revenue recognized in excess of the monthly invoiced amounts, or accrued revenue, is recorded as contract assets on the consolidated balance sheet. The contract assets are reported in the consolidated balance sheet as a component of prepaid expenses and other receivables.

Contract liabilities:

Advance payments in excess of revenue recognized, or prepayments, and deferred revenue is recorded as contract liabilities on the consolidated balance sheet. Contract assets and liabilities are reported in a net position for each customer contract or combined contracts at the end of each reporting period. Contract liabilities are classified as current or non-current based on the expected timing of recognition of the revenue. Current and non-current contract liabilities are reported in the consolidated balance sheet as components of accrued liabilities and other payables and other long-term liabilities, respectively.

Refund liabilities:

Amounts invoiced or paid by the customer that are expected to be refunded to the customer are recorded as refund liabilities on the consolidated balance sheet. Refund liabilities may include invoiced amounts for estimated reimbursable operating expenses or other costs and taxes that exceeded the actual costs incurred, or off-hire, reduced hire, liquidated damages, or other payments for performance warranties. Refund liabilities are reported in the consolidated balance sheet as components of accrued liabilities and other payables.

Remaining performance obligations:

Remaining performance obligations represent the transaction price of contracts with customers under the scope of ASC 606 for which work has not been performed excluding unexercised contract options to extend the term. The Partnership qualifies for and has elected to apply the exemption to disclose the aggregate amount of remaining transaction price allocated to unsatisfied performance obligations at the end of the reporting period as consideration for time charter services is variable and allocated entirely to wholly satisfied performance obligations. As described in note 1, the Partnership’s FSRUs operate under long-term time charter contracts which terminate between April 2020 for the Höegh Gallant and 2034 for the PGN FSRU Lampung. As a result, the time service revenue for the period reflected in note 5, as adjusted for off-hire and warranty provision, when applicable, would be expected to be indicative of the of the future time charter service revenue until April 2020.

Related expenses:

Voyage expenses include bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees. Voyage expenses are all expenses unique to a particular voyage and when a vessel is on hire under time charters are generally the responsibility of, and paid directly by the charterers, and not included in the statement of income. When the vessel is off-hire, voyage expenses, principally fuel, may also be incurred and are paid by the FSRU-owning entity.

Vessel operating expenses, reflected in expenses in the statement of income, include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and management fees. Vessel operating expenses also include bunker fuel expenses when the vessel is on hire and the expenses are not directly paid and owed by the charterers. When the vessel is on hire, vessel operating expenses are invoiced as time charter service fees to the charterer or are covered by time charter rates. When the vessel is off-hire, vessel operating expenses are not invoiced to the charterer.

Voyage expenses, if applicable, and vessel operating expenses are expensed when incurred.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Construction contract expenses

Construction contract expenses include direct costs on contracts, including project management, labor and materials, amounts payable to subcontractors and capitalized interest.

Loss contingencies, insurance and other claims

Accruals are recorded for loss contingencies or claims when it is probable that a liability will be incurred, and the amount of loss can be reasonably estimated. Significant judgment is required to determine the probability and the estimated amount of loss. Such assessments involve complex judgments about future events and estimates and assumptions that are deemed reasonable by management. Accruals are reviewed quarterly and adjusted to reflect the impact of additional information such as the impact of negotiations, advice of legal counsel or settlements.

Insurance claims for property damage are recorded, net of any deductible amounts, for recoveries up to the amount of loss recognized when the claims to insurance carriers are probable of recovery. Claims for property damage in excess of the loss recognized and for loss of revenue during off-hire, whether from insurance providers or indemnification from Höegh LNG, are considered gain contingencies, which are recognized when the proceeds are received.

Indemnification proceeds from Höegh LNG that cover the Partnership’s costs are accounted for following the guidance of the Securities and Exchange Commission’s Staff Accounting Bulletin (“SAB”) Topic 1.B and SAB Topic 5.T. SAB Topic 1.B provides that the separate financial statements of a subsidiary should reflect any costs of its operations which are incurred by the owner on its behalf. SAB Topic 5.T provides that costs should be reflected as an expense in the subsidiary's financial statements with a corresponding credit to contributed equity.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Restricted cash and cash designated for acquisition

Restricted cash includes balances deposited with a bank as required under debt facilities to settle withholding tax, other tax liabilities and other current obligations of the entity, and principal and interest payments as required by the debt facilities. Restricted cash is classified as long-term when the settlement is more than 12 months from the balance sheet date. As of December 31, 2016, cash designated for acquisition was classified as long-term since it related to the payment made on January 3, 2017 for the 51% interest in the Höegh Grace entities. Classification of restricted cash and cash designated for acquisition in the consolidated statement of cash flows is as an operating, investing or financing activity when the purpose of the restriction or designation is directly related to operations, an investment or as collateral for borrowings, respectively.

Trade receivables and allowance for doubtful accounts

Trade receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts, or impairment loss, is management’s best estimate of the amount of probable credit losses in existing accounts receivable based on historical write-off experience and customer economic data. Account balances are charged off against the allowance when management believes that the receivable will not be recovered. The allowance for doubtful accounts was $0 for the years ended December 31, 2018 and 2017.

Investments in accumulated losses and advances to joint ventures

Investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for the Partnership’s proportionate share of earnings or losses and dividend distributions. As of December 31, 2018 and 2017, the Partnership had an accumulated share of losses and the balance is classified on the consolidated balance sheet as a liability on the line accumulated losses of joint ventures.

Advances to joint ventures represent loan receivables due from the joint ventures and are recorded at cost. Interest on the advances to joint ventures is recorded to interest income in the consolidated statements of income as incurred. The quarterly payments from joint ventures included a payment of interest for the first month of the quarter and repayment of principal. Interest is accrued for the last two months of the quarter for repayment at the end of the loans after the original principal was fully repaid. The joint ventures repaid the original principal of all shareholder loans during 2016. Payments of interest, including accrued interest repaid at the end of the loans, are treated as return on investment and included as a component of net cash provided by operating activities in the consolidated statement of cash flows. Payments of principal are included as a component of net cash provided by investing activities in the consolidated statement of cash flows.

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

Impairment of long-lived assets

Vessels are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. When such events or changes in circumstances are present, the recoverability of vessels is assessed by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the vessel’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. An impairment loss is recognized based on the excess of the carrying amount over the fair value of the vessel.

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

In determining the useful lives of intangible assets, the expected use of the assets, the contractual provisions that limit the useful life and other economic factors are considered. The contract related intangibles and their useful lives as of the acquisition dates, are as follows:

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

For derivative instruments qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative instruments are initially recorded in other comprehensive income as a component of total equity. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses or amortization on the portion of the derivative instruments that are excluded from the assessment of hedge effectiveness. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from accumulated other comprehensive income to the gain (loss) on derivative instruments line in the consolidated statement of income. If a cash flow hedge is terminated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in accumulated other comprehensive income remain there until the hedged item impacts earnings, at which point they are amortized or transferred to gain (loss) on derivative instruments in the consolidated statement of income. If the hedged items are no longer considered probable of occurring, amounts recognized in total equity are immediately transferred to the gain (loss) on derivative instruments in the consolidated statement of income. Cash flows from derivatives instruments that are accounted for as cash flow hedges are classified in the same category as the cash flows from the items being hedged.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Recently adopted accounting pronouncements

Revenue: In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard, Revenue from Contracts with Customers, as subsequently updated by the FASB (“ASC 606”). Under the new standard, an entity must identify performance obligations and the transaction price in a contract and allocate the transaction price to specific performance obligations to recognize revenue when the obligations are completed. Revenue for most contracts with customers will be recognized when promised goods or services are transferred to customers in an amount that reflects consideration that the entity expects to be entitled, subject to certain limitations. The scope of this guidance does not apply to leases, financial instruments, guarantees and certain non-monetary transactions. However, the scope of the guidance does apply to the allocation of the transaction price to lease elements and non-lease elements. Effective January 1, 2018, the Partnership adopted the requirements of ASC 606 to new and existing contracts not yet completed as of January 1, 2018, using the modified retrospective approach where the cumulative effect of initially applying the standard is recorded as an adjustment to the opening balance of equity. There were no changes to the timing or amount of revenue recognized and, therefore, no cumulative effect of initially applying the standard. Additional qualitative and quantitative disclosures are required and have been implemented for reporting periods beginning as of January 1, 2018, while prior periods are not adjusted and continue to be reported under the previous accounting standards. Refer to the Significant accounting principles: “Time charter revenue, related contract balances and related expenses” for a description of the adopted accounting principles and note 5 for the qualitative and quantitative disclosures provided.

Statement of cash flows: In August 2016, the FASB issued revised guidance for Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. The guidance clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The Partnership implemented this guidance on January 1, 2018. The Partnership's adoption of this standard did not have a material impact on the Partnership's consolidated statement of cash flows or related disclosures.

In November 2016, the FASB issued revised guidance for Statement of Cash Flows: Restricted Cash. The amendments require that the statement of cash flows explain the change during the period in the total cash, cash equivalents and amounts generally described as restricted cash when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. The Partnership implemented the revised guidance on January 1, 2018 using a retrospective transition method to all periods presented. The adoption changed how restricted cash is reported in the consolidated statement of cash flows as follows for the year ended December 31, 2017 and 2016:

		As of December 31, 2017
		Year ended
		Balance Prior to	Adjustments	As
(in thousands of U.S. dollars)	Cash Flow Line Items	Adoption	Increase/(Decrease)	Adjusted

OPERATING ACTIVITIES	Restricted cash	$1,112	(1,112)	$—
INVESTING ACTIVITIES	Cash acquired in the purchase of the Höegh Grace entities	3,774	19	3,793
FINANCING ACTIVITIES	Restricted cash	514	(514)	—

Increase (decrease) in cash, cash equivalents and restricted cash		3,764	(1,607)	2,157
Cash, cash equivalents and restricted cash, beginning of period		18,915	22,209	41,124
Cash, cash equivalents and restricted cash, end of period		$22,679	20,602	$43,281

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

		As of December 31, 2016
		Year ended
		Balance Prior to	Adjustments	As
(in thousands of U.S. dollars)	Cash Flow Line Items	Adoption	Increase/(Decrease)	Adjusted

OPERATING ACTIVITIES	Restricted cash	$2,829	(2,829)	$—
FINANCING ACTIVITIES	Restricted cash	644	(644)	—

Increase (decrease) in cash, cash equivalents and restricted cash		(13,953)	(3,473)	(17,426)
Effect of exchange rate changes on cash, cash equivalents and restricted cash		—	(146)	(146)
Cash, cash equivalents and restricted cash, beginning of period		32,868	25,828	58,696
Cash, cash equivalents and restricted cash, end of period		$18,915	22,209	$41,124

Amounts included in restricted cash represent balances deposited with a bank as required under debt facilities to settle withholding tax, other tax liabilities and other current obligations of the entity, and principal and interest payments as required by the debt facilities. Restricted cash is classified as long-term when the settlement is more than 12 months from the balance sheet date.

There are no other recent accounting pronouncements, whose adoption had a material impact on the consolidated financial statements in the current year.

Recently issued accounting pronouncements

In February 2016, the FASB issued revised guidance for leasing, Leases. The objective is to establish the principles that lessors and lessees shall apply to report useful information to users of financial statements about the amount, timing and uncertainty of cash flows arising from a lease. The Partnership is the lessor for the time charters for its FSRUs. Accounting by a lessor is largely unchanged from the previous standard. The Partnership does not have any material leased assets. A lessee will be required to recognize in its balance sheet a lease liability to make lease payments and a right-of-use asset. The standard provides for optional practical expedients in implementing the standard under the modified retrospective approach. In July 2018, the FASB issued targeted improvements to the leasing guidance allowing for an additional optional transition method that allow entities to initially apply the new lease standard and its disclosures at the transition date and recognize a cumulative-effect adjustment to the opening balance of retained earnings. The Partnership will apply the additional optional transition method by applying the new standard at the transition date. The Partnership will adopt the new leasing standard on January 1, 2019. The Partnership will use the package of practical expedients and will not reassess whether any expired or existing contracts are, or contain leases, will not reassess lease classification, and will not reassess initial direct costs for any existing leases. Under the new lease standard, the Partnership will recognize a right-to-use asset and a lease liability on the balance sheet for office leases and other leases where the Partnership is the lessee based on the present value of future minimum lease payments, whereas currently no right-of-use asset or lease liability is recognized. The Partnership will use the short-term lease expedient for leases under 12-months. The Partnership believes that the amount of the right-of-use asset and lease liability to be recognized on January 1, 2019, is not material. Based upon preliminary assessments performed to date, the Partnership does not expect material effects on the accounting for existing leases applied in the consolidated financial statements. Direct finance lease payments received will be presented as an operating cash inflow instead of an investing cash inflow in the statement of cash flows.

In August 2017, the FASB issued revised guidance for Derivatives and Hedging, Targeted Improvements to Accounting for Hedging Activities. The guidance eliminates the requirement to separately measure and report hedge ineffectiveness. The entire change in fair value of the cash flow hedge included in the assessment of hedge effectiveness is included in other comprehensive income with the result that the hedge ineffectiveness is no longer recognized in earnings. Those amounts are reclassified to earnings in the same income statement line as the hedged item when the hedged item affects earnings. The guidance also eases certain documentation and assessment requirements and modifies the accounting for components excluded from the assessment of hedge effectiveness. Based upon preliminary assessments performed to date, the Partnership does not expect material effects on hedge accounting for its interest rate swaps applied in the consolidated financial statements. The Partnership will implement the revised guidance as of January 1, 2019.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

3. Business combinations

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

Under terms of Höegh LNG Colombia Holding Ltd.’s memorandum and articles of association, the Partnership has the power to make key operating decisions considered to be most significant to the Höegh Grace entities and, therefore, has control over the Höegh Grace entities through the Partnership’s ownership of the equity interest of Höegh LNG Colombia Holding Ltd. As a result, the Partnership accounted for the acquisition of the 51% interest in Höegh LNG Colombia Holding Ltd. as a business combination. On January 1, 2017, the Partnership entered an agreement with Höegh LNG, under which Höegh LNG granted to the Partnership the authority to make decisions over the operations of Höegh LNG Colombia Holding Ltd. from January 1, 2017 to the closing date of the acquisition. As a result, the Partnership recorded the results of operations of the Höegh Grace entities in its consolidated income statement as of January 1, 2017.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Acquisition of remaining 49% ownership interest in Höegh Grace

On December 1, 2017, the Partnership closed the acquisition of the remaining 49% ownership interest in Höegh LNG Colombia Holding Ltd., and, as of that date, the Partnership has a 100% ownership interest in the Höegh Grace entities and there was no longer a non-controlling interest in the Höegh Grace entities.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

4. Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures and interest expense related to the outstanding balance on the $85 million revolving credit facility and the seller’s credit note, repaid in October 2017, are included in “Other.”

For the years ended December 31, 2018 and December 31, 2017, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace. For the year ended December 31, 2016, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung and the operating lease related to the Höegh Gallant from the acquisition date of October 1, 2015.

As of December 31, 2018, 2017 and 2016, Joint venture FSRUs include two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the consolidated financial statements, except that i) Joint venture FSRUs are presented under the proportional consolidation method for the segment note and under equity accounting for the consolidated financial statements, ii) internal interest income and interest expense between the Partnership's subsidiaries that eliminate in consolidation are not included in the segment columns for the other financial income (expense), net line and iii) non-controlling interest in Segment EBITDA is subtracted in the segment note to reflect the Partnership’s interest in Segment EBITDA as the Partnership’s segment profit measure, Segment EBITDA. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting. On January 1, 2017, the Partnership began consolidating its acquired 51% interest in the Höegh Grace entities. Since the Partnership obtained control of the Höegh Grace entities on that date, it consolidated 100% of the revenues, expenses, assets and liabilities of the Höegh Grace entities and the interest not owned by the Partnership was reflected as non-controlling interest in net income and non-controlling interest in total equity under US GAAP. Management monitored the results of operations of the Höegh Grace entities based on the Partnership’s 51% interest in Segment EBITDA of such entities and, therefore, subtracted the non-controlling interest in Segment EBITDA to present Segment EBITDA. The adjustment to non-controlling interest in Segment EBITDA is reversed to reconcile to operating income and net income in the segment presentation. On December 1, 2017, the Partnership acquired the remaining 49% ownership interest in the Höegh Grace entities and, as of that date, there was no longer a non-controlling interest in the Höegh Grace entities.

In time charters, the charterer, not the Partnership, controls the choice of locations or routes the FSRUs serve. Accordingly, the presentation of information by geographical region is not meaningful. The following tables include the results for the segments for the years ended December 31, 2018, 2017 and 2016.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Year ended December 31, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Time charter revenues	$144,952	43,169	—	188,121	(43,169)	(1)	$144,952
Other revenue	1,609	—	—	1,609		(1)	1,609
Total revenues	146,561	43,169	—	189,730			146,561
Operating expenses	(27,294)	(10,932)	(5,817)	(44,043)	10,932	(1)	(33,111)
Equity in earnings (losses) of joint ventures	—	—	—	—	17,938	(1)	17,938
Segment EBITDA	119,267	32,237	(5,817)	145,687
Depreciation and amortization	(21,146)	(9,725)	—	(30,871)	9,725	(1)	(21,146)
Operating income (loss)	98,121	22,512	(5,817)	114,816			110,242
Gain (loss) on derivative instruments	4,681	8,496	—	13,177	(8,496)	(1)	4,681
Other financial income (expense), net	(26,381)	(13,070)	(2,615)	(42,066)	13,070	(1)	(28,996)
Income (loss) before tax	76,421	17,938	(8,432)	85,927	—		85,927
Income tax expense	(8,253)	—	(52)	(8,305)	—		(8,305)
Net income (loss)	$68,168	17,938	(8,484)	77,622	—		$77,622
Preferred unitholders’ interest in net income	—	—	—	—	12,303	(2)	12,303
Limited partners' interest in net income (loss)	$68,168	17,938	(8,484)	77,622	(12,303)	(2)	$65,319

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.
(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of December 31, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Vessels, net of accumulated depreciation	$658,311	261,614	—	919,925	(261,614)	(1)	$658,311
Net investment in direct financing lease	283,073	—	—	283,073	—		283,073
Goodwill	251	—	—	251	—		251
Advances to joint ventures	—	—	3,536	3,536	—		3,536
Total assets	1,007,202	286,283	15,838	1,309,323	(286,283)	(1)	1,023,040
Accumulated losses of joint ventures	—	—	50	50	(2,858)	(1)	(2,808)
Expenditures for vessels & equipment	257	3,305	—	3,562	(3,305)	(2)	257
Expenditures for drydocking	—	2,490	—	2,490	(2,490)	(2)	—
Principal repayment direct financing lease	3,814	—	—	3,814	—		3,814
Amortization of above market contract	$3,631	—	—	3,631	—		$3,631

(1)	Eliminates the proportional share of the Joint venture FSRUs’ Vessels, net of accumulated depreciation, and Total assets and reflects the Partnership’s share of net assets (assets less liabilities) of the Joint venture FSRUs as Accumulated losses of joint ventures.
(2)	Eliminates the Joint venture FSRUs’ Expenditures for vessels & equipment and drydocking to reflect the consolidated expenditures of the Partnership.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Year ended December 31, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Time charter revenues	$143,531	42,165	—	185,696	(42,165)	(1)	$143,531
Accrual historical boil-off claim	—	(11,850)	—	(11,850)	11,850	(1)(2)	—
Total revenues	143,531	30,315	—	173,846			143,531
Operating expenses	(27,612)	(8,628)	(6,089)	(42,329)	8,628	(1)	(33,701)
Construction contract expenses	(151)	—	—	(151)			(151)
Equity in earnings (losses) of joint ventures	—	—	—	—	5,139	(1)	5,139
Less: Non-controlling interest in Segment EBITDA	(19,210)	—	—	(19,210)	19,210	(3)	—
Segment EBITDA	96,558	21,687	(6,089)	112,156
Add: Non-controlling interest in Segment EBITDA	19,210	—	—	19,210	(19,210)	(3)	—
Depreciation and amortization	(21,054)	(9,815)	—	(30,869)	9,815	(1)	(21,054)
Operating income (loss)	94,714	11,872	(6,089)	100,497			93,764
Gain (loss) on derivative instruments	2,463	7,194	—	9,657	(7,194)	(1)	2,463
Other financial income (expense), net	(29,656)	(13,927)	(3,503)	(47,086)	13,927	(1)	(33,159)
Income (loss) before tax	67,521	5,139	(9,592)	63,068	—		63,068
Income tax benefit (expense)	(3,893)	—	15	(3,878)	—		(3,878)
Net income (loss)	$63,628	5,139	(9,577)	59,190	—		$59,190
Non-controlling interest in net income	10,408	—	—	10,408			10,408
Preferred unitholders’ interest in net income	—	—	—	—	2,480	(4)	2,480
Limited partners' interest in net income (loss)	$53,220	5,139	(9,577)	48,782	(2,480)	(4)	$46,302

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.
(2)	For additional information, refer to note 22 under “Joint ventures claims and accruals.”
(3)	Eliminations reverse the adjustment to Non-controlling interest in Segment EBITDA included for Segment EBITDA and the adjustment to reverse the Non-controlling interest in Segment EBITDA to reconcile to operating income and net income.
(4)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of December 31, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations		reporting
Vessels, net of accumulated depreciation	$679,041	265,642	—	944,683	(265,642)	(1)	$679,041
Net investment in direct financing lease	286,626	—	—	286,626	—		286,626
Goodwill	251	—	—	251	—		251
Advances to joint ventures	—	—	3,263	3,263	—		3,263
Total assets	1,041,517	287,562	17,442	1,346,521	(287,562)	(1)	1,058,959
Accumulated losses of joint ventures	—	—	50	50	(20,796)	(1)	(20,746)
Expenditures for vessels & equipment	287	525	—	811	(524)	(2)	287
Expenditures for drydocking	—	—	—	—	—	(2)	—
Principal repayment direct financing lease	3,485	—	—	3,485	—		3,485
Amortization of above market contract	3,631	—	—	3,631	—		3,631
Non-controlling interest: amortization of above market contract	$(553)	—	—	(553)	—		$(553)

(1)	Eliminates the proportional share of the Joint venture FSRUs’ Vessels, net of accumulated depreciation, and Total assets and reflects the Partnership’s share of net assets (assets less liabilities) of the Joint venture FSRUs as Accumulated losses of joint ventures.
(2)	Eliminates the Joint venture FSRUs’ Expenditures for vessels & equipment and drydocking to reflect the consolidated expenditures of the Partnership.

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

For the years ended December 31, 2018, 2017 and 2016, the percentage of consolidated total revenues from the following customers accounted for over 10% of the consolidated total revenues:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2018	2017	2016
PT PGN LNG Indonesia	33%	33%	50%
Höegh LNG Egypt LLC	31%	31%	50%
Sociedad Portuaria El Cayao S.A. E.S.P.	36%	36%	—

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

5. Time charter revenues and related contract balances

The Partnership presents its revenue by segment, disaggregated by revenue recognized in accordance with accounting standards on leasing and on revenue from contracts with customers for time charter services. In addition, material elements where the nature, amount, timing and uncertainty of revenue and cash flows differ from the monthly invoicing under time charter contracts are separately presented. Revenue recognized for the Majority held FSRUs includes the amortization of above market contract intangibles. Revenue recognized for Joint venture FSRUs include the amortization of deferred revenues related to the charterer's reimbursements for certain vessel modifications and drydocking costs. As a result, the timing of cash flows differs from monthly time charter invoicing.

The following table summarizes the disaggregated revenue of the Partnership by segment for the twelve months ended December 31, 2018:

	Year ended December 31, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment	Elimin-	Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations (1)	reporting
Lease revenues, excluding amortization	$89,215	25,690	—	114,905	(25,690)	$89,215
Time charter service revenues, excluding amortization	59,368	15,078	—	74,446	(15,078)	59,368
Amortization of above market contract intangibles	(3,631)	—	—	(3,631)	—	(3,631)
Amortization of deferred revenue for modifications & drydock	—	2,401	—	2,401	(2,401)	—
Other revenue (2)	1,609	—	—	1,609	—	1,609
Total revenues (3)	$146,561	43,169	—	189,730	(43,169)	$146,561

(1)	Eliminations reverse the proportional amounts of revenue for Joint venture FSRUs to reflect the consolidated revenues included in the consolidated income statement. The Partnership's share of the Joint venture FSRUs revenues is included in Equity in earnings (loss) of joint ventures on the consolidated income statement.
(2)	Other revenue consists of insurance proceeds received for claims related to repairs under the Mooring warranty and the probable insurance recovery for repair expenses incurred for the Höegh Gallant. The Partnership was indemnified by Höegh LNG for the cost of the repairs related to the Mooring, subject to repayment to the extent recovered from insurance proceeds. The amount was refunded to Höegh LNG during 2018. Refer to notes 4 and 22.
(3)	Payments made by the charterer directly to the tax authorities on behalf of the subsidiaries for advance collection of income taxes or final income tax is recorded as a component of total revenues and is disclosed separately in the consolidated statement of cash flows.

The Partnership’s risk and exposure related to uncertainty of revenues or cash flows related to its long-term time charter contracts primarily relate to the credit risk associated with the individual charterers. Payments are due under time charter contracts regardless of the demand for the charterers’ gas output or the utilization of the FSRU.

For the year ended December 31, 2017, the Partnership did not present disaggregated time charter revenues. Refer to note 4 for the combined time charter revenues by segment for the year ended December 31, 2017.

The consolidated trade receivables, contract assets, contract liabilities and refund liabilities included in the table below, exclude the balances for the Joint venture FSRUs. The Partnership’s share of net assets in the Joint venture FSRUs are recorded in the consolidated balance sheet using the equity method on the line accumulated losses in joint ventures.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table summarizes the allocation of consolidated receivables between lease and service components:

	As of
	December 31,	January 1,
(in thousands of U.S. dollars)	2018	2018
Trade receivable for lease	$2,898	$5,572
Trade receivable for time charter services	2,658	6,277
Total trade receivable and amounts due from affiliates	$5,556	$11,849

There were no impairment losses for lease or service receivables or contract assets for the year ended December 31, 2018. There were no impairment losses for trade receivables for the year ended December 31, 2017.

The following table summarizes the consolidated contract assets, contract liabilities and refund liabilities to customers:

	Lease related		Services related
	Contract	Contract	Contract	Refund liability
(in thousands of U.S. dollars)	asset	liability	asset	to charters
Balance January 1, 2018	$8,326	(8,326)	303	$(6,187)
Additions	—	—	—	(1,747)
Reduction for receivables recorded	(809)	—	(303)	—
Reduction for revenue recognized	—	809	—	—
Reduction for revenue recognized from previous years	—	—	—	2,772
Repayments of refund liabilities to charterer	—	—	—	3,328
Balance December 31, 2018	7,517	(7,517)	—	(1,834)
Netting of contract asset and contract liability	(7,517)	7,517	—	—
Balance reflected in balance sheet December 31, 2018	$—	—	—	$(1,834)

Contract assets are reported in the consolidated balance sheet as a component of prepaid expenses and other receivables. Current and non-current contract liabilities are reported in the consolidated balance sheet as components of accrued liabilities and other payables and other long-term liabilities, respectively. Refund liabilities are reporting in the consolidated balance sheet as a component of accrued liabilities and other payables.

Under one of the time charter contracts, the contract provided for additional payments, including a finance component, over the initial term depending upon the actual commencement date of the contract within a defined window of potential commencement dates. The net present value of the additional payments was recorded as a lease related contract asset and a contract liability. The finance component of $279 for the year ended December 31, 2018 is included as a component of interest income in the consolidated statement of income. The contract asset and contract liability are netted per customer.

The service related contract asset reflected in the balance sheet relates to accrued revenue for reimbursable costs for other charterers.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Refund liabilities to charterers include invoiced revenue to be refunded to charterers for estimated reimbursable costs that exceeded the actual cost incurred and for non-compliance with performance warranties in the time charter contracts that result in reduction of hire, liquidated damages or other performance related payments. During the year ended December 31, 2018, the major changes related to recognition of previously constrained revenue related to prior periods' performance obligations of $2,772 and repayment of $3,328 for the conclusion of an audit by a charterer at the end of 2017 and in the third quarter of 2018 for the amount the charterer would reimburse for certain 2014, 2015 and 2016 costs.

6. Time charter revenues and net investment in direct financing lease

As of December 31, 2018, the minimum contractual future revenues to be received under the time charters for the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace during the next five years and thereafter are as follows:

(in thousands of U.S. dollars)	Total
2019	$127,446
2020	96,145
2021	79,606
2022	79,606
2023	79,606
Thereafter	542,360
Total	$1,004,769

The long-term time charter for the PGN FSRU Lampung with PGN LNG has an initial term of 20 years from the acceptance date of October 30, 2014 and the contract expires in 2034. The time charter hire payments began July 21, 2014 when the project was ready to begin commissioning. The lease element of the time charter is accounted for as a direct financing lease. The minimum contractual future revenues in the table above include the fixed payments for the lease and services elements for the initial term but exclude the variable fees from the charterer for vessel operating expenses and reimbursement of tax expenses. The charterer has an option to purchase the PGN FSRU Lampung, which can be exercised after the third anniversary of the commencement of the charter until the twentieth anniversary, at stated prices in the time charter. The minimum contractual future revenues do not include the unexercised purchase option price. Should the purchase option be exercised in the short to medium term, the contractual price would exceed the net investment in financing lease but the future hire payments would cease. The time charter also provides options for the charterer to extend the lease term for two five-year periods. Unexercised option periods are excluded from the minimum contractual future revenues.

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

The long-term time charter for the Höegh Grace has an initial term of 20 years and the contract expires in 2036. The minimum contractual future revenues in the table above include the fixed payments for the lease element and services element but exclude the variable fees from the charterer for vessel operating expenses and reimbursement of certain taxes. The non-cancellable charter period is 10 years. The initial term of the lease is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if the charterer waives its right to terminate in year 10 within a certain deadline, the Partnership will not be able to exercise its right to terminate in year 10. The charterer has an option to purchase the Höegh Grace at a price specified in the Höegh Grace charter in year 15 and year 20 of such charter. The minimum contractual future revenues do not include the unexercised purchase option price. Only the non-cancellable lease period is included the minimum contractual future revenues.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The lease element of time charter hire for the PGN FSRU Lampung is recognized over the lease term using the effective interest rate method and is included in time charter revenues. The direct financing lease is reflected on the consolidated balance sheets as net investment in direct financing lease, a receivable, as follows:

	As of
	December 31,
(in thousands of U.S. dollars)	2018	2017
Minimum lease payments	$589,074	$589,074
Unguaranteed residual value	146,000	146,000
Unearned income	(440,345)	(440,606)
Initial direct cost, net	3,095	3,095
Net investment in direct financing lease	297,824	297,563
Principal repayment and amortization	(14,751)	(10,937)
Net investment in direct financing lease at December 31	283,073	286,626
Less: Current portion	(4,168)	(3,806)
Long term net investment in direct financing lease	$278,905	$282,820

There was no allowance for doubtful accounts as of December 31, 2018 and 2017.

7. Construction contract expenses

	Year ended
	December 31,
(in thousands of U.S. dollars)	2018	2017	2016
Construction contract expenses	—	(151)	(315)

As of December 31, 2014, the Partnership recorded a warranty allowance of $2.0 million to construction contract expenses for technical issues that required the replacement of equipment parts for the Mooring, which was sold to the charterer with final acceptance in 2014. During 2016, an additional warranty provision of $0.3 million was recorded. The warranty work was completed in 2017 resulting in additional expense of $0.2 million for the year ended December 31, 2017. For the year ended December 31, 2018, the Partnership recovered from its insurance carrier part of the costs incurred, net of deductible amounts. The Partnership was indemnified by Höegh LNG for all warranty provisions at the time the costs were incurred, subject to repayment to the extent recovered by insurance, and has repaid Höegh LNG for the insurance proceeds recovered during the year ended December 31, 2018. Refer to notes 19 and 22.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

8. Financial income (expense), net

The components of financial income (expense), net are as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2018	2017	2016
Interest income	$725	500	$857
Interest expense:
Interest expense	(26,077)	(28,280)	(21,990)
Commitment fees	(37)	(977)	(1,175)
Amortization of debt issuance cost and fair value of debt assumed	(700)	(828)	(2,013)
Total interest expense	(26,814)	(30,085)	(25,178)
Gain (loss) on derivative instruments	4,681	2,463	1,839
Other items, net:
Foreign exchange gain (loss)	(193)	(968)	(383)
Bank charges, fees and other	(143)	(107)	(183)
Withholding tax on interest expense and other	(2,571)	(2,499)	(2,767)
Total other items, net	(2,907)	(3,574)	(3,333)
Total financial income (expense), net	$(24,315)	(30,696)	$(25,815)

Interest income related to cash balances and interest accrued on the advances to the joint ventures for each of the years ended December 31, 2018, 2017 and 2016. Interest expense related to the revolving credit facility, the seller’s credit note until October 2017, the Lampung facility, the Gallant facility, and the Grace facility from January 1, 2017. Refer to notes 15, 19 and 20.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

9. Income tax

The components of income tax expense recognized in the consolidated statements of income are as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2018	2017	2016
Current tax (benefit) expense	$4,759	35	$2,553
Deferred tax (benefit) expense for
Change in temporary differences	3,290	4,189	3,864
Tax loss and tax credit carried forward	247	(314)	2,016
Change in valuation allowance	9	(32)	(4,561)
Total deferred tax (benefit) expense	3,546	3,843	1,319
Total income tax (benefit) expense	$8,305	3,878	$3,872

Deferred tax (benefit) expense recognized in the consolidated statements of comprehensive income as a component of other comprehensive income (“OCI”) are as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2018	2017	2016
Cash flow hedge derivative instruments	$299	347	$378
Deferred tax (benefit) expense recognized in OCI	$299	347	$378

 The reconciliation of the income before tax at the statutory rate in the Marshall Islands to the actual income tax expense for each year is as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2018	2017	2016
Income before tax	$85,927	63,068	$45,249
At applicable statutory tax rate
Amount computed at corporate tax of 0%	—	—	—
Foreign tax rate differences	7,513	7,119	3,258
Permanent differences:
Amended tax return: reinstatement of tax loss carryforward	—	(1,486)	—
Tax audit or amended tax return: change in uncertain tax position	(41)	(2,228)	—
Non-deductible interest expense	875	752	5,243
Non-deductible withholding tax	838	686	782
Tax exemptions	(36)	(42)	(28)
Non-deductible other financial items	116	81	218
Other non-deductible costs	63	59	(35)
Tax credits	(1,032)	(1,031)	(1,005)
Adjustment for valuation allowance	9	(32)	(4,561)
Tax expense (benefit) for year	$8,305	3,878	$3,872

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Deferred income tax assets (liabilities) are summarized as follows:

	As of
	December 31,
(in thousands of U.S. dollars)	2018	2017
Deferred tax assets:
Accrued liabilities and other payables	$196	$218
Derivative instruments	954	1,254
Other equipment	9	11
Tax credits carried forward	1,626	1,866
Tax loss carryforward	53	61
Valuation allowance	(53)	(44)

Deferred tax liabilities:
Accrued interest income	(3,837)	(3,885)
Accrued liabilities and other payables	(154)	(3)
Direct financing lease	(7,594)	(4,432)
Deferred tax assets (liabilities), net	$(8,800)	$(4,954)

The Partnership is not subject to Marshall Islands corporate income taxes. The Partnership is subject to tax for earnings of its subsidiaries incorporated in Singapore, Indonesia, Cyprus, the UK and for certain Colombian source income. For the years ended December 31, 2018 and 2017, the tax expense principally related to subsidiaries in Indonesia, Singapore and Colombia. For the year ended 2016, the tax expense principally related to subsidiaries in Indonesia and Singapore. The Singapore subsidiary’s taxable income mainly arises from internal interest income. The charterer in Colombia pays certain taxes directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries that own and operate the Höegh Grace. The tax payments are a mechanism for advance collection of part of the income taxes for the Colombian subsidiary and a final income tax on Colombian source income for the non-Colombian subsidiary. The Partnership concluded these third party payments to the tax authorities represent income taxes that must be accounted for under the guidance for income taxes. The amount of non-cash income tax expense was $852 and $861 for the years ended December 31, 2018 and 2017.

A valuation allowance for deferred tax assets is recorded when it is more-likely-than-not that some or all of the benefit will not be realized based on consideration of all the positive and negative evidence. As of December 31, 2016, the Indonesian subsidiary had generated taxable income for several years and was in a net deferred tax liability position. Management concluded that all deferred tax assets for the Indonesian subsidiary were more-likely-than-not to be realized as of December 31, 2016. A reduction in the valuation allowance of $32 and $4,561 was recorded to income tax expense in the consolidated statement of income for the years ended December 31, 2017 and 2016, respectively.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

As of December 31, 2017 and 2018, the infrastructure exemption was applied by the Indonesian subsidiary for the reported income tax expense. The majority of the remaining tax loss carryforward from 2014 was utilized in 2017.

In December of 2018, the Indonesian tax authorities concluded an audit of corporate income tax filings for the Indonesian subsidiary for the years ended December 31, 2013 and 2014. The outcome of the audit reduced the historical tax loss carryforward, mainly due to disallowed expenses, resulting in a settlement of $885 with respect to the unrecognized tax benefits originating in 2013. For the year ended December 31, 2018, tax benefits of $434 were recorded reflecting a reduction to the uncertain tax position originating in 2013 based on the audit's conclusion. In addition, there was an increase to the uncertain tax position of $418 for a tax position to be taken in the 2018 tax return which is not more-likely-than-not to be sustained. As of December 31, 2018, the unrecognized tax benefits were $1,725.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. Changes in the unrecognized tax benefits is summarized below:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2018	2017	2016
Unrecognized tax benefits as of January 1,	$(2,626)	(398)	$(2,626)
Increase related to prior year tax positions	—	(2,228)	—
Decrease related to prior year tax positions	434	—	—
Increase related to current year tax positions	(418)	—	—
Decrease related to current year tax positions	—	—	2,228
Settlements	885	—	—
Unrecognized tax benefits as of December 31,	$(1,725)	(2,626)	$(398)

Tax loss carryforwards of $426 expire between 2020 and 2023. Tax credits carried forward of $594 and $1,032 expire in 2019 and 2020, respectively. The tax returns of Singapore and Indonesia are subject to examination for four years and five years, respectively, from the year of filing. For Colombia, tax returns are subject to examination for three years from the due date of the return. The tax returns from the years 2015 and subsequent years remain subject to review for Indonesia and Singapore. For Colombia, tax returns from the years 2016 and subsequent years remain subject to review. Refer to note 22.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

10. Prepaid expenses and other receivables

The components of prepaid expenses and other receivables are as follows:

	As of
	December 31,
(in thousands of U.S. dollars)	2018	2017
Refundable value added tax on import	$2,517	$—
Other receivables	450	462
Total other prepaid expenses and other receivables	$2,967	$462

Refundable value added tax was paid in Indonesia in local currency on the import of PGN FSRU Lampung into the country in 2014. The receivable can be recovered by applying future periods net value added tax liabilities against the receivable. The original balance has been reduced for net value added tax incurred starting in 2014 until December 31, 2018 when the remaining balance is expected to be recovered during the next twelve months. Refer to note 13. The charterer provided an advance for the funding of the refundable value added tax on import. Refer to note 16.

11. Vessels and other equipment

		Dry-
(in thousands of U.S. dollars)	Vessel	docking	Total
Historical cost December 31, 2016	$352,433	3,267	$355,700
Additions (note 3)	354,025	3,400	357,425
Historical cost December 31, 2017	706,458	6,667	713,125
Depreciation for the year	(19,375)	(1,600)	(20,975)
Accumulated depreciation December 31, 2017	(31,484)	(2,600)	(34,084)
Vessels, net December 31, 2017	674,974	4,067	679,041

Historical cost December 31, 2017	706,458	6,667	713,125
Additions	257	—	257
Historical cost December 31, 2018	706,715	6,667	713,382
Depreciation for the year	(19,387)	(1,600)	(20,987)
Accumulated depreciation December 31, 2018	(50,871)	(4,200)	(55,071)
Vessels, net December 31, 2018	$655,844	2,467	$658,311

As of December 31, 2018 and 2017, other equipment consists principally of warehouse, office equipment and computers. Other equipment of $817 and $817 is recorded net of accumulated depreciation of $372 and $213 in the consolidated balance sheet as of December 31, 2018 and 2017, respectively. Depreciation expense for other equipment was $159, $79 and $65 for the years ended December 31, 2018, 2017 and 2016, respectively.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

12. Intangibles and goodwill

(in thousands of U.S. dollars)	Above market time charter	Option for time charter extension	Total Intangibles	Goodwill	Total
Historical cost December 31, 2017	22,760	8,000	30,760	251	31,011
Amortization for the year	(3,631)	—	(3,631)	—	(3,631)
Accumulated amortization, December 31, 2017	(6,641)	—	(6,641)	—	(6,641)
Intangibles and goodwill, December 31, 2017	16,119	8,000	24,119	251	24,370

Historical cost December 31, 2017	22,760	8,000	30,760	251	31,011
Additions	—	—	—	—	—
Historical cost December 31, 2018	22,760	8,000	30,760	251	31,011
Amortization for the year	(3,631)	—	(3,631)	—	(3,631)
Accumulated amortization, December 31, 2018	(10,272)	—	(10,272)	—	(10,272)
Intangibles and goodwill, December 31, 2018	$12,488	8,000	20,488	251	$20,739

The following table presents estimated future amortization expense for the intangibles:

(in thousands of U.S. dollars)	Total
2019	$3,631
2020	3,053
2021	2,755
2022	2,755
2023	2,755
2024 and thereafter	$5,539

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

13. Other long-term assets

The components of other long-term assets are as follows:

	As of
	December 31,
(in thousands of U.S. dollars)	2018	2017
Refundable value added tax on import	$—	$7,433
Other long-term assets	940	930
Total other long-term assets	$940	$8,363

The remaining refundable value added tax on import is reflected as a current asset. Refer to note 10.

14. Advances to joint ventures

	As of
	December 31,
(in thousands of U.S. dollars)	2018	2017
Current portion of advances to joint ventures	$—	$—
Long-term advances to joint ventures	3,536	3,263
Advances/shareholder loans to joint ventures	$3,536	$3,263

The Partnership had advances of $2.8 million and $2.6 million due from SRV Joint Gas Ltd. as of December 31, 2018 and 2017, respectively. The Partnership had advances of $0.7 million and $0.7 million due from SRV Joint Gas Two Ltd. as of December 31, 2018 and 2017, respectively.

The advances consist of shareholder loans where the principal amounts, including accrued interest, are repaid based on available cash after servicing of long-term bank debt. The shareholder loans are due not later than the 12th anniversary of delivery date of each FSRU. The Neptune and the Cape Ann were delivered on November 30, 2009 and June 1, 2010, respectively. The shareholder loans are subordinated to long-term bank debt and the repayment plan is subject to quarterly discretionary revisions based on available cash after servicing of the long-term bank debt. Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of the joint ventures. The shareholder loans bear interest at a fixed rate of 8.0% per year. The other joint venture partners have, on a combined basis, an equal amount of shareholder loans outstanding at the same terms to each of the joint ventures.

The shareholder loans financed part of the construction of the vessels and operating expenses until the delivery and commencement of the operations of the Neptune and the Cape Ann. In 2011, the joint ventures began repaying principal and a portion of the interest expense based on available cash after servicing of the external debt. The quarterly payments have included a payment of interest for the first month of the quarter and a repayment of principal. Interest was accrued for the last two months of the quarter for repayment at the end of the loans after the original principal was fully repaid. The joint ventures repaid the original principal of all shareholder loans during 2016 and all of the payments for the year ended December 31, 2017 represent payments of interest, including accrued interest to be repaid at the end of the loans.

As of September 30, 2017, the joint ventures suspended payments on the shareholder loans pending the outcome of the boil-off claim. Accordingly, the outstanding balance on the shareholder loans is classified as long-term as of December 31, 2018 and December 31, 2017. Refer to note 22 under “Joint ventures claims and accruals.” The advances, including accrued interest, can be repaid based on available cash after servicing of long-term bank debt. There are no financial covenants in the joint ventures’ bank debt facilities, but certain other covenants and restrictions apply. Certain conditions apply to making distributions for the shareholder loans or dividends, including meeting a 1.20 historical and projected debt service coverage ratio. As of December 31, 2018, the 1.20 historical debt service coverage ratio had not been met by either SRV Joint Gas Ltd. or SRV Joint Gas Two Ltd. As a result, no payments on the shareholder loans can be made until the debt service coverage ratio is met in future periods.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

15. Long-term debt

	As of December 31,
(in thousands of U.S. dollars)	2018	2017
Lampung facility:
Export credit tranche	$109,096	$123,982
FSRU tranche	26,988	31,164
Gallant facility:
Commercial tranche	111,264	120,743
Export credit tranche	29,333	33,000
Grace facility:
Commercial tranche	135,813	146,063
Export credit tranche	27,750	30,750
Outstanding principal	440,244	485,702
Lampung facility unamortized debt issuance cost	(5,809)	(7,494)
Gallant facility unamortized fair value of debt assumed	215	552
Grace facility unamortized fair value of debt assumed	895	1,543
Total debt	435,545	480,303
Less: Current portion of long-term debt	(45,458)	(45,458)
Long-term debt	$390,087	$434,845

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

The FSRU tranche has an interest rate of LIBOR plus a margin of 3.4%. The interest rate for the export credit tranche is LIBOR plus a margin of 2.3%. The FSRU tranche is repayable quarterly over 7 years with a final balloon payment of $16.5 million. The export credit tranche is repayable in quarterly installments over 12 years assuming the balloon payment of the FSRU tranche is refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance upon maturity of the FSRU tranche. The weighted average interest rate, excluding the impact of the associated interest rate swaps, for the years ended December 31, 2018 and 2017 was 5.9% and 4.9% respectively.

The primary financial covenants under the Lampung facility are as follows:

▪	Borrower must maintain a minimum debt service coverage ratio of 1.10 to 1.00 for the preceding nine-month period tested beginning from the second quarterly repayment date of the export credit tranche and on each quarterly repayment date thereafter;
▪	Guarantor’s book equity must be greater than the higher of (i) $200 million and (ii) 25% of total assets; and
▪	Guarantor’s free liquid assets (cash and cash equivalents or available draws on credit facilities) must be greater than $20 million.

As of December 31, 2018 and 2017, the Borrower and the guarantor were in compliance with the financial covenants.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Höegh LNG, as guarantor, has issued the following guarantees related to the Lampung facility that remain in effect as of December 31, 2018: (a) an unconditional and irrevocable on-demand guarantee for the repayment of the balloon repayment installment of the FSRU tranche callable only at final maturity of the FSRU tranche; (b) an unconditional and irrevocable on-demand guarantee for all amounts due in respect of the export credit agent in the event that the export credit agent exercises its prepayment right for the export credit tranche if the FSRU tranche is not refinanced; and (c) undertaking that, if the time charter is terminated for an event of vessel force majeure, that under certain conditions, a guarantee will be provided for the outstanding debt, less insurance proceeds for vessel force majeure. In addition, all project agreements and guarantees are assigned to the bank syndicate and the export credit agent, all cash accounts and the shares in PT Hoegh LNG Lampung and Hoegh LNG Lampung Pte. Ltd. are pledged in favor of the bank syndicate and the export credit agent.

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

Gallant/Grace facility

On October 1, 2015, the Partnership acquired Höegh LNG FSRU III Ltd., the entity that owned Hoegh LNG Cyprus Limited, which owns the Höegh Gallant. Hoegh LNG Cyprus Limited, together with Höegh LNG FSRU IV Ltd., the owner of the Höegh Grace, are borrowers (the “Borrowers”) under a term loan facility (the “Gallant/Grace facility”) with a syndicate of banks and an export credit agency for the purpose of financing a portion of the Höegh Gallant and the Höegh Grace. The facility was secured by, among other things, a first priority mortgage of the Höegh Gallant and the Höegh Grace, an assignment of the Hoegh LNG Cyprus Limited’s, Höegh LNG Egypt LLC’s, Höegh LNG FSRU IV Ltd.’s and Höegh LNG Colombia S.A.S.’s rights under their respective time charters, the assignment of a bank guarantee for the performance of EGAS under the time charter and a pledge of the Borrowers' and Höegh LNG Egypt LLC’s cash accounts. The Partnership provided a pledge of its shares in Höegh LNG FSRU III Ltd., Hoegh LNG Cyprus Limited and Höegh LNG Colombia Holding Ltd., and Höegh LNG provided a pledge of its shares in Höegh LNG Egypt LLC as security for the facility. Höegh LNG Colombia Holding Ltd. provided a pledge of its shares in Höegh LNG FSRU IV Ltd. as security for the facility. Höegh LNG, Höegh LNG Colombia Holding Ltd., Höegh LNG FSRU III Ltd. and the Partnership were guarantors for the facility.

The Gallant/Grace facility included two commercial tranches and the export credit tranche related to the Höegh Gallant (the “Gallant facility”) and a commercial tranche and the export credit tranche related to the Höegh Grace (the “Grace facility”). All of the tranches under the Gallant/Grace facility were cross-defaulted, cross-collateralized and cross-guaranteed. The obligations of the Borrowers were joint and several. The interest rates varied by tranche.

The two commercial tranches related to the Gallant facility had an interest rate of LIBOR plus a margin of 2.7% based on the facility agreement. The interest rate for the export credit tranche related to the Gallant facility had a fixed interest rate and guarantee commission of 4.18% based on the facility agreement. The commercial tranches were repayable quarterly with a final balloon payment of $106.5 million due in November 2019. The export credit tranche was repayable in quarterly installments with the final payment in October 2026 assuming the balloon payments of the commercial tranches were refinanced. If not, the export credit agent could exercise a prepayment right for repayment of the outstanding balance of $26.6 million upon maturity of the commercial tranches.

The commercial tranche related to the Grace facility had an interest rate of LIBOR plus a margin of 2.7% based on the facility agreement. The interest rate for the export credit tranche related to the Grace facility had a fixed interest rate and guarantee commission of 4.07% based on the facility agreement. The commercial tranches were repayable quarterly with a final balloon payment of $123.0 million due in June 2020. The export credit tranche was repayable in quarterly installments with the final payment due in March 2028 assuming the balloon payments of the commercial tranches were refinanced. If not, the export credit agent could exercise a prepayment right for repayment of the outstanding balance of $24.0 million upon maturity of the commercial tranches.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The weighted average interest rate for the Gallant facility, excluding the impact of the associated interest rate swaps, for the years ended December 31, 2018 and December 31, 2017 was 4.7% and 4.0%, respectively. The weighted average interest rate for the Grace facility, excluding the impact of the associated interest rate swaps, for the years ended December 31, 2018 and December 31,2017 was and 4.9% and 4.0%, respectively.

The fair value of the Gallant facility as of the Höegh Gallant acquisition date of October 1, 2015 was determined based upon margins, fixed interest rates and guarantee commission had the financing been entered on the acquisition date. Based upon its fair value, the weighted average effective interest rate for the Gallant facility, excluding the impact of the associated interest rate swaps, was 4.5% and 3.8% for the year ended December 31, 2018 and 2017, respectively.

The fair value of the Grace facility as of the Höegh Grace acquisition date of January 3, 2017 was determined based upon margins, fixed interest rates and guarantee commission had the financing been entered on the acquisition date. Based upon its fair value, the weighted average effective interest rate for the Grace facility, excluding the impact of the associated interest rate swaps, was 4.5 % and 3.7% for the years ended December 31, 2018 and 2017, respectively.

The primary financial covenants under the Gallant/Grace facility were as follows:

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

In addition, a security maintenance ratio based on the aggregate market value of the Höegh Gallant, the Höegh Grace and any additional security was required to be at least 125% of the aggregate outstanding loan balance.

If the security maintenance ratio was not maintained, the relevant Borrower had 30 days to provide more security or to repay part of the loan to be in compliance with the ratio no later than 30 days after notice from the lenders.

As of December 31, 2018 and 2017, Höegh LNG, the Partnership and each Borrower were in compliance with the financial covenants.

Under the Gallant/Grace facility, cash accounts were freely available for the use of the Borrowers, unless there was an event of default. Cash could be distributed as dividends or to service loans of owners and affiliates provided that after the distribution the Borrowers would remain in compliance with the financial covenants and security maintenance ratio. The Gallant/Grace facility limited, among other things, the ability of the Borrowers to change its business, sell or grant liens on its property including the Höegh Gallant or the Höegh Grace, incur additional indebtedness or guarantee other indebtedness, make investments or acquisitions and enter into intercompany debt that was not subordinated to the Gallant/Grace facility.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

$385 million facility

On January 29, 2019, the Partnership entered a loan agreement with a syndicate of banks to refinance the outstanding balances of the Gallant/Grace facility. Höegh LNG Partners LP is the borrower (the “Borrower”) for the senior secured term loan and revolving credit facility (the “$385 million facility”). The aggregate borrowing capacity is $320 million on the senior secured term loan and $63 million on the revolving credit facility. Hoegh LNG Cyprus Limited, which owns the Höegh Gallant, Höegh LNG FSRU IV Ltd., the owner of the Höegh Grace, (collectively, the "Vessel Owners"), Höegh LNG Colombia S.A.S., and Höegh LNG Egypt LLC, a subsidiary of Höegh LNG, are guarantors for the facility (collectively, the "guarantors"). The facility is secured by, among other things, a first priority mortgage of the Höegh Gallant and the Höegh Grace, an assignment of the Hoegh LNG Cyprus Limited’s, Höegh LNG Egypt LLC’s, Höegh LNG FSRU IV Ltd.’s, Höegh LNG Colombia S.A.S.’s rights under their respective time charters and earnings and a pledge of the Borrower’s and Guarantor’s cash accounts. The Partnership and its subsidiaries have provided a pledge of shares in Hoegh LNG Cyprus Limited, Höegh LNG FSRU IV Ltd. and Höegh LNG Colombia S.A.S., and Höegh LNG has provided a pledge of its shares in Höegh LNG Egypt LLC as security for the facility.

The senior secured term loan related to the $385 million facility includes a commercial tranche and the export credit tranche. Each tranche is divided into two term loans for each of the Höegh Gallant and the Höegh Grace.

The commercial tranche and the revolving credit facility related to the $385 million facility have an interest rate of LIBOR plus a margin of 2.30%. The commitment fee on the undrawn portion of the revolving credit facility is approximately 1.6%. The interest rate for the export credit tranche related to the $385 million facility have fixed interest rates and guarantee commissions of 3.98% and 3.88% on the term loans related to the Höegh Gallant and the Höegh Grace, respectively. The commercial tranche is repayable quarterly with a final balloon payment of $136.1 million due in January 2026. The term loans for export credit tranche related to the Höegh Gallant and the Höegh Grace are repayable in quarterly installments with the final payments in October 2026 and April 2028, respectively, assuming the balloon payments of the commercial tranches are refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the total outstanding balance on both the terms loans of the export credit tranche of $9.5 million upon maturity of the commercial tranche. Any outstanding balance on the revolving credit facility is due in full in January 2026.

The primary financial covenants under the $385 million facility are as follows:

•	The Partnership must maintain

o	Consolidated book equity (excluding hedge reserves and mark to market value of derivatives) equal to the greater of

▪	25% of total assets, and

▪	$150 million

o	Consolidated working capital (current assets, excluding intercompany receivables and marked-to-market value of any financial derivative, less current liabilities, excluding intercompany payables, marked-to-market value of any financial derivative and the current portion of long-term debt) shall at all time be greater than zero
o	Minimum liquidity (cash and cash equivalents and available draws under a bank credit facility for a term of more than 12 months) equal to the greater of

▪	$15 million, and

▪	$2.5 million multiplied by the number of vessels owned or leased by the Partnership (prorate for partial ownership), subject to a cap of $20 million

o	A ratio of combined EBITDA for the Vessel Owners to debt service (principal repayments, guarantee commission, commitment fees and interest expense) for the preceding twelve months of a minimum of 115%

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

Under the $385 million facility, cash accounts are freely available for the use of the Borrower and the guarantors, unless there is an event of default. Cash can be distributed as dividends or to service loans of owners and affiliates provided that after the distribution the Borrower and the guarantors would remain in compliance with the financial covenants. The $385 million facility limits, among other things, the ability of the Borrower and the guarantors to change their business, grant liens on the Höegh Gallant or the Höegh Grace, incur additional indebtedness that is not at pari passu with the $385 million facility, enter into intercompany debt that is not subordinated to the $385 million facility and for the Vessel Owners to make investments or acquisitions.

Refer to note 27 for information about amounts drawn on the facility subsequent to December 31, 2018.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The principal on long-term debt outstanding as of December 31, 2018 was repayable as follows:

(in thousands of U.S. dollars)	Total
2019 1)	$172,910
2020 1)	169,375
2021	33,522
2022	14,886
2023	14,886
2024 and thereafter	34,665
Total	$440,244

1)    The repayment profile for the years 2019 and 2020 include the original maturities under the Gallant /Grace facility. The amounts maturing in 2019 and 2020 have been classified as long-term in the consolidated balance sheet as of December 31, 2018 as a result of obtaining a firm commitment to refinance the Gallant/Grace facility in November 2018.The Gallant /Grace facility refinancing was finalized in January 2019 when the $385 million facility was drawn. Refer to note 27.

The following table reflects the principal on long-term debt repayable after giving effect to the drawdown on the $385 million facility in January 2019:

(in thousands of U.S. dollars)	Total
2019	$39,178
2020	44,659
2021	59,119
2022	40,483
2023	40,483
2024 and thereafter	233,079
Total	$457,001

16. Accrued liabilities and other payables

	As of December 31,
(in thousands of U.S. dollars)	2018	2017
Accrued administrative expenses	$1,058	$1,757
Accrued operating expense	1,946	1,195
Current tax payable	1,375	1,324
Refund liabilities (note 5)	1,834	—
Advance for refundable value added tax (note 10)	429	—
Other accrued liabilities	801	2,863
Other payables	15	5,903
Total accrued liabilities and other payables	$7,458	$13,042

As of December 31, 2017, the majority of the balance in other payables related to refund liabilities which were reclassified to a separate refund liabilities account as of January 1, 2018 with the adoption of ASC 606, Revenue from Contracts with Customers. Refer to note 5 for additional information on the refund liability to charterers.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

17. Investments in joint ventures

	As of December 31,
(in thousands of U.S. dollars)	2018	2017
Accumulated losses of joint ventures	$2,808	$20,746

The Partnership has a 50% interest in each of SRV Joint Gas Ltd. (owner of the Neptune) and SRV Joint Gas Two Ltd. (owner of the Cape Ann). The following table presents the summarized financial information for 100% of the combined joint ventures on an aggregated basis.

	Year ended
	December 31,
(in thousands of U.S. dollars)	2018	2017	2016
Time charter revenues	$86,338	84,330	$86,544
Accrual historical boil-off claim (note 22)	—	(23,700)	—
Total revenues	86,338	60,630	86,544
Operating expenses	(21,864)	(17,256)	(18,213)
Depreciation and amortization	(20,065)	(20,244)	(19,666)
Operating income	44,409	23,130	48,665
Unrealized gain (loss) on derivative instruments	16,992	14,388	14,183
Other financial expense, net	(26,140)	(27,854)	(30,220)
Net income (loss)	$35,261	9,664	$32,628
Share of joint ventures owned	50%	50%	50%
Share of joint ventures net income (loss) before eliminations	17,631	4,832	16,314
Eliminations	307	307	308
Equity in earnings (losses) of joint ventures	$17,938	5,139	$16,622

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Year ended
	December 31,
(in thousands of U.S. dollars)	2018	2017
Cash and cash equivalents	$7,958	$8,100
Restricted cash	13,844	8,520
Other current assets	1,894	2,012
Total current assets	23,696	18,632
Restricted cash	25,448	25,208
Vessels, net of accumulated depreciation	539,324	547,993
Deferred charges	194	—
Total long-term assets	564,966	573,201
Current portion of long-term debt	26,599	25,003
Amounts and loans due to owners and affiliates	1,215	314
Derivative instruments	10,178	10,649
Refund liabilities	26,055	—
Other current liabilities	8,924	37,725
Total current liabilities	72,971	73,691
Long-term debt	403,052	429,307
Loans due to owners and affiliates	7,071	6,526
Derivative instruments	51,563	68,085
Other long-term liabilities	43,526	39,006
Total long-term liabilities	505,212	542,924
Net liabilities	$10,479	$(24,782)
Share of joint ventures owned	50%	50%
Share of joint ventures net liabilities before eliminations	5,240	(12,391)
Eliminations	(8,048)	(8,355)
Accumulated losses of joint ventures	$(2,808)	$(20,746)

18. Other long-term liabilities

The other long term liabilities, as of December 31, 2018 and 2017, were as follows:

	As of
	December 31,
(in thousands of U.S. dollars)	2018	2017
Advances for value added tax	$—	$5,710
Other long-term liabilities	99	83
Total other long-term liabilities	$99	$5,793

The remaining advances for value added tax is reflected as a current liability. Refer to note 16.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

19. Related party transactions

Income (expenses) from related parties

As described in Related party agreements below, subsidiaries of Höegh LNG have provided the administrative services to the Partnership and ship management and/or technical support services for the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace.

Amounts included in the consolidated statements of income for the years ended December 31, 2018, 2017 and 2016 or included in the consolidated balance sheets as of December 31, 2018 and 2017 are as follows:

(in thousands of U.S. dollars)	2018	2017	2016
Revenues
Time charter revenue Höegh Gallant (1)	$47,108	46,382	$47,741
Time charter and construction contract revenues indemnified by/refunded to Höegh LNG (2)	—	(2,496)	—
Operating expenses
Vessel operating expenses (3)	(21,520)	(21,124)	(13,416)
Hours, travel expense and overhead (4) and Board of Directors' fees (5)	(3,671)	(3,284)	(3,174)
Financial (income) expense
Interest income from joint ventures (6)	273	370	827
Interest expense and commitment fees to Höegh LNG (7)	(2,938)	(3,934)	(5,071)
Total	$19,252	15,914	$26,907

	As of
Balance sheet	December 31,
(in thousands of U.S. dollars)	2018	2017
Equity
Cash contribution from Höegh LNG (8)	$1,701	$2,075
Repayment of indemnification received from Höegh LNG (8)	(2,353)	(1,534)
Issuance of units for Board of Directors' fees (5)	200	189
Other and contribution from owner (9)	472	632
Total	$20	$1,362

1)	Time charter revenue Höegh Gallant: A subsidiary of Höegh LNG, EgyptCo, leases the Höegh Gallant.
2)	Time charter revenues indemnified by/ refunded to Höegh LNG: As described under “Indemnifications” below, the Partnership refunded to Höegh LNG certain previous indemnification payments in 2017.
3)	Vessel operating expenses: Subsidiaries of Höegh LNG provides ship management of vessels, including crews and the provision of all other services and supplies.
4)	Hours, travel expenses and overhead: Subsidiaries of Höegh LNG provide management, accounting, bookkeeping and administrative support under administrative service agreements. These services are charges based upon the actual hours incurred for each individual as registered in the time-write system based on a rate which includes a provision for overhead and any associated travel expenses.
5)	Board of Directors’ fees: As of December 31, 2018, a total of 11,050 common units were issued and the value at the issuance date amounted to $200. Effective May 22, 2017 and June 3, 2016, a total of 9,805 and 10,650 common units, respectively, of the Partnership were awarded to non-employee directors as compensation of $189 and $189, respectively, for part of directors’ fees under the Höegh LNG Partners LP Long Term Incentive Plan. The awards were recorded as administrative expense and as an issuance of common units. Common units are recorded when issued.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

6)	Interest income from joint ventures: The Partnership and its joint venture partners have provided subordinated financing to the joint ventures as shareholder loans. Interest income for the Partnership’s shareholder loans to the joint ventures is recorded as interest income.
7)	Interest expense and commitment fees to Höegh LNG and affiliates: Höegh LNG and its affiliates provided an $85 million revolving credit facility for general partnership purposes. The Partnership incurred a commitment fee on the undrawn balance until January 29, 2018 and an interest expense on the drawn balance. A seller’s credit note to finance part of the Höegh Gallant acquisition incurred interest expense until it was repaid in October 2017.
8)	Cash contribution from/ distribution to Höegh LNG: As described under “Indemnifications” below, Höegh LNG made indemnification payments to the Partnership or received refunds of indemnification from the Partnership which were recorded as contributions or distributions to equity.
9)	Other and contribution from owner: Höegh LNG granted share-based incentives to certain key employees whose services benefit the Partnership. Related expenses are recorded as administrative expenses and as a contribution from owner since the Partnership is not invoiced for this employee benefit. Effective March 23, 2018 and June 3, 2016, the Partnership granted the Chief Executive Officer and Chief Financial Officer 14,584 and 21,500 phantom units in the Partnership, respectively. Related expenses are recorded as an administrative expense and as increase in equity.

Acquisitions from Höegh LNG: Effective January 1, 2017 and December 1, 2017, the Partnership acquired a 51% and a 49% interest in the Höegh Grace entities from Höegh LNG. Refer to note 3. The Partnership’s Board of Directors (the “Board”) and the Conflicts Committee of the Board (the “Conflicts Committee”) approved the purchase prices for the acquisitions. The Conflicts Committee retained financial advisors to assist with its evaluation of the transaction.

Dividends to Höegh LNG: The Partnership has declared and paid quarterly distributions totaling $28.2 million, $27.0 million and $25.7 million to Höegh LNG for each of the years ended December 31, 2018, 2017 and 2016, respectively.

Receivables and payables from related parties

Amounts due from affiliates

	As of
	December 31,
(in thousands of U.S. dollars)	2018	2017
Amounts due from affiliates	$4,328	$4,286

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Amounts, loans and promissory note due to owners and affiliates

	As of
	December 31,
(in thousands of U.S. dollars)	2018	2017
Amounts due to owners and affiliates	$2,301	$1,417

As of December 31, 2018 and 2017 amounts due to owners and affiliates principally relate to trade payables for services provided by subsidiaries of Höegh LNG.

Revolving credit facility

	As of
	December 31,
(in thousands of U.S. dollars)	2018	2017
Revolving credit facility	$39,292	$51,832

In August 2014, upon the closing of the IPO, the Partnership entered into an $85 million revolving credit facility with Höegh LNG, to be used to fund acquisitions and working capital requirements of the Partnership. The credit facility is unsecured and repayable on January 1, 2020. Interest due on the outstanding balance is payable quarterly at LIBOR plus a margin of 4.0%. In addition, a 1.4% quarterly commitment fee was due to Höegh LNG on the undrawn balance until January 29, 2018 when the revolving credit facility was amended to eliminate the commitment fee. The outstanding revolving credit facility had a weighted average interest rate for the years ended December 31, 2018 and 2017 of 6.3% and 5.3%, respectively

Related party agreements

In connection with the IPO the Partnership entered into several agreements including:

(i)	An $85 million revolving credit facility with Höegh LNG, which was undrawn at the closing of the IPO;

(ii)	An omnibus agreement with Höegh LNG, the general partner, and Höegh LNG Partners Operating LLC (the “operating company”) governing, among other things:

a.	To what extent the Partnership and Höegh LNG may compete with each other;

b.	The Partnership’s rights of first offer on certain FSRUs and LNG carriers operating under charters of five or more years; and

c.	Höegh LNG’s provision of certain indemnities to the Partnership.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Existing agreements remained in place following the IPO for provision of certain services to the Partnership’s vessel owning joint ventures or entity, of which the material agreements are as follows:

•	The joint ventures are parties to ship management agreements with Höegh LNG Fleet Management AS (“Höegh LNG Management”) pursuant to which Höegh LNG Management provides the joint ventures with technical and maritime management and crewing of the Neptune and the Cape Ann, and Höegh Norway is a party to a sub-technical support agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides technical support services with respect to the PGN FSRU Lampung; and

•	The joint ventures are parties to commercial and administration management agreements with Höegh Norway, and PT Hoegh LNG Lampung is a party to a technical information and services agreement with Höegh Norway.

Subsequent to the IPO, the Partnership has acquired vessel owning entities. Existing agreements remained in place following the acquisition for the time charter of the Höegh Gallant and receipt of certain services, of which the material agreements are as follows:

•	Hoegh LNG Cyprus Limited acting through its Egyptian Branch has a Lease and Maintenance Agreement (the “time charter”) with EgyptCo for the lease and maintenance of the Höegh Gallant and the provision of crew and certain ship management services for a combined daily hire rate. The time charter started in April 2015 with an expiration date in April 2020; and

•	Hoegh LNG Cyprus Limited acting through its Egyptian Branch is party to a ship management agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides the technical management of the Höegh Gallant, and Hoegh LNG Maritime Management Pte. Ltd. (“Höegh Maritime Management”) is a party to a secondment agreement, as amended, with Hoegh LNG Cyprus Limited pursuant to which Höegh Maritime Management provides qualified crew for the Höegh Gallant;

•	Hoegh LNG Cyprus Limited acting through its Egyptian Branch is party to a management agreement with Höegh Norway, pursuant to which Höegh Norway provides administrative, commercial and technical management services, each as instructed from time to time by Hoegh LNG Cyprus Limited.

Existing agreements remained in place for the time charter of the Höegh Grace following the acquisition and receipt of certain services, of which the material agreements are as follows:

•	a ship management agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides technical and maritime management services;

•	a manning agreement with Höegh Fleet Services Philippines Inc. to recruit and engage crew for the vessel;

•	a technical services agreement with Höegh Norway to provide technical services for the vessel;

•	a management consulting agreement with Höegh Norway to provide support related to certain management activities;

•	a crew recruitment consulting services agreement with Höegh Maritime Management to provide professional consulting services in connection with recruitment of crew and other employees;

•	an agreement for provision of professional payment services with Höegh Maritime Management to provide services in connection with the payment of monthly salaries to the crew and employees working on the vessel; and

•	a spare parts procurement and insurance services agreement with Höegh LNG Management to arrange for the supply of spare parts and the insurance coverage for the vessel.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Other indemnifications:

Under the omnibus agreement Höegh LNG will also indemnify the Partnership for losses:

1.	related to certain defects in title to the assets contributed or sold to the Partnership and any failure to obtain, prior to the time they were contributed to the Partnership, certain consents and permits necessary to conduct the business, which liabilities arise within three years after the closing of the IPO;

2.	related to certain tax liabilities attributable to the operation of the assets contributed or sold to the Partnership prior to the time they were contributed or sold;

3.	in the event that the Partnership did not receive hire rate payments under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter. The Partnership was indemnified by Höegh LNG for the September and October 2014 invoices not paid by PGN LNG in 2014 (refer to note 22);

4.	with respect to any obligation to pay liquidated damages to PGN LNG under the PGN FSRU Lampung time charter for failure to deliver the PGN FSRU Lampung by the scheduled delivery date set forth in the PGN FSRU Lampung time charter;

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

For the years ended December 31, 2018 and 2017, the Partnership filed claims for indemnification of non-budgeted expenses (including warranty provisions, value added tax and withholding tax claims for previous years, other non-budgeted expenses and replacement capital expenditure) of $0.9 million and $0.7 million, respectively. Indemnification payments of $0.9 million, $1.6 million and $2.4 million were received from Höegh LNG for the years ended December 31, 2018, 2017 and 2016, respectively, and were recorded as a contribution to equity. Indemnification payments received from Höegh LNG are subject to repayment to the extent the amounts are subsequently recovered from insurance or deemed reimbursable by the charterer.

For the year ended December 31, 2018, the Partnership refunded to Höegh LNG approximately $2.4 million related to insurance proceeds received related to the warranty provision and costs for previous years determined to be reimbursable by the charterer. For the year ended December 31, 2017, the Partnership refunded to Höegh LNG approximately $2.5 million related to previously recognized revenue from 2014 that was deemed reimbursable in 2017 and an additional cost recovery of $1.5 million, which was recorded as a cash distribution from equity. Refer to note 22.

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

For the years ended December 31, 2018 and 2017, the Partnership filed claims of $0.5 million and $0.5 million, respectively, for indemnification of losses incurred in connection with the time charter with EgyptCo. Indemnification payments of $0.5 million and $0.5 million received from Höegh LNG for the years ended December 31, 2018 and 2017, were recorded as contributions to equity. Refer to note 22.

Under the contribution, purchase and sale agreements entered into with respect to the acquisitions of the 51% and 49% ownership interests in the Höegh Grace entities, Höegh LNG will indemnify the Partnership for:

1.	losses from breach of warranty;

2.	losses related to certain environmental liabilities, damages or repair costs and tax liabilities attributable to the operation of the Höegh Grace prior to the closing date;

3.	any recurring non-budgeted costs owed to tax authorities with respect to payroll taxes, taxes related to social security payments, corporate income taxes (including income tax for equality and surcharge on income tax for equality), withholding tax, port associations, local Cartagena tax, and financial transaction tax, including any penalties associated with taxes to the extent not reimbursed by the charterer;

4.	any non-budgeted losses suffered or incurred in connection with commencement of services under the Höegh Grace charter with SPEC; and

5.	any losses suffered or incurred in relation to the performance guarantee the Partnership provided with respect to the Höegh Grace charter, up to Höegh LNG’s pro rata share of such losses, based on its remaining ownership interest in Höegh LNG Colombia Holding Ltd. This provision is not applicable after December 1, 2018, when the Partnership acquired the remaining 49% interest in the Höegh Grace entities.

On September 27, 2017, the Partnership entered into an indemnification agreement with Höegh LNG with respect to the boil-off claims under the Neptune and Cape Ann time charters, pursuant to which Höegh LNG will, among other things, indemnify the Partnership for its share of any losses and expenses related to or arising from the failure of either Neptune or Cape Ann to meet the performance standards related to the daily boil-off of LNG under their respective time charters (including any cash impact that may result from any settlement with respect to such claims, including any reduction in the hire rate under either time charter.) For the years ended December 31, 2018 the Partnership filed claims of $0.3 million and received indemnification payments of $0.3 million from Höegh LNG. Indemnification payments were recorded as contributions to equity. No indemnification claims have been made or received by the Partnership for the year ended December 31, 2017. Refer to note 22.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

20. Financial Instruments

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

Revolving credit due to owners and affiliates – The fair value of the fixed rate debt is estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

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

		As of		As of
		December 31, 2018		December 31, 2017
		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
		Asset	Asset	Asset	Asset
(in thousands of U.S. dollars)	Level	(Liability)	(Liability)	(Liability)	(Liability)
Recurring:
Cash and cash equivalents	1	$26,326	26,326	22,679	$22,679
Restricted cash	1	19,128	19,128	20,602	20,602
Amounts due from affiliate	2	4,328	4,328	4,286	4,286
Derivative instruments	2	(1,498)	(1,498)	(3,889)	(3,889)
Other:
Advances (shareholder loans) to joint ventures	2	3,536	3,579	3,263	3,596
Current amounts due to owners and affiliates	2	(2,301)	(2,301)	(1,417)	(1,417)
Lampung facility	2	(130,275)	(142,087)	(147,652)	(162,597)
Gallant facility	2	(140,812)	(141,538)	(154,295)	(155,325)
Grace facility	2	(164,458)	(164,210)	(178,356)	(178,652)
Revolving credit facility	2	$(39,292)	(38,999)	(51,832)	$(51,099)

Financing Receivables

The following table contains a summary of the loan receivables by type of borrower and the method by which the credit quality is monitored on a quarterly basis:

Class of Financing Receivables	Credit Quality		As of December 31,
(in thousands of U.S. dollars)	Indicator	Grade	2018	2017
Trade receivable	Payment activity	Performing	$1,228	$7,563
Amounts due from affiliate	Payment activity	Performing	4,328	4,286
Advances/ loans to joint ventures	Payment activity	Performing	$3,536	$3,263

The shareholder loans to joint ventures are classified as advances to joint ventures in the consolidated balance sheet. Refer to note 14.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

21. Risk management and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy.

Foreign exchange risk

All financing, interest expenses from financing and most of the Partnership’s revenue and expenditures for vessel improvements are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the years ended December 31, 2018, 2017 and 2016, no derivative instruments have been used to manage foreign exchange risk.

Interest rate risk

Interest rate swaps are utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on its outstanding floating-rate debt. As of December 31, 2018 and 2017, there are interest rate swap agreements related to the Lampung, Gallant and Grace facilities floating rate debt that are designated as cash flow hedges for accounting purposes. As of December 31, 2018, the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(in thousands of U.S. dollars)	index	amount	liability	Term	(1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$136,084	(920)	Sept 2026	2.8%
Gallant interest rate swaps (2)	LIBOR	$114,563	613	Sept 2019	1.9%
Grace interest rate swaps (2)	LIBOR	$125,563	586	March 2020	2.3%
$385 million facility swaps (2)	LIBOR	$65,000	(1,047)	Jan 2026	2.9%
$385 million facility swaps (2)	LIBOR	$65,000	(730)	Oct 2025	2.8%

1) Excludes the margins paid on the floating-rate debt.

2) All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly from the effective date of the interest rate swaps.

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

As of October 1, 2015, the Partnership acquired the Höegh Gallant entities which had outstanding debt under the Gallant facility and three associated interest rate swap agreements with a total notional amount of $146.3 million. The swaps amortized to match the debt amortization of the Gallant facility until the scheduled repayment date in September 2019. The swaps exchanged 3 month USD LIBOR variable interest payments for fixed rate payments ranging from 1.9105% to 1.9145%. As of October 1, 2015, the interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest payments for $146.3 million of the commercial tranches of the Gallant facility. Hedge accounting was discontinued in the fourth quarter of 2018 as a result of firm commitment for the refinancing of the Gallant facility which was planned to occur in January 2019.

Effective as of January 1, 2017, the Partnership acquired the Höegh Grace entities which had outstanding debt under the Grace facility and three associated interest rate swap agreements with a total notional amount of $164.0 million. The swaps amortized to match the debt amortization of the Grace facility until the scheduled repayment date in June 2020. The swaps exchanged 3 month USD LIBOR variable interest payments for fixed rate payments ranging from 2.305% to 2.315%. As of January 1, 2017, the interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest payments for $164.0 million of the commercial tranches of the Grace facility. Hedge accounting was discontinued in the fourth quarter of 2018 as a result of firm commitment for the refinancing of the Grace facility which was planned to occur in January 2019.

As of December 31, 2018, the Partnership had entered into forward starting interest rate swaps with a nominal amount of $130.0 million to hedge part of the interest rate risk on the floating element of the interest rate for the commercial tranches of the $385 million facility. The Partnership will make fixed payments of 2.941% and 2.838%, based on a nominal amount of $65 million for each, in exchange for floating payments. The interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest payments for $130.0 million of the commercial tranches of the $385 million facility expected to be drawn on January 31, 2019. Refer to Note 27 for additional interest rate swaps entered into subsequent to December 31, 2018.

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the consolidated balance sheets.

	Current	Long-term	Current	Long-term
	assets:	assets:	liabilities:	liabilities:
	derivative	derivative	derivative	derivative
(in thousands of U.S. dollars)	instruments	instruments	instruments	instruments
As of December 31, 2018
Interest rate swaps	1,199	$—	$(259)	$(2,438)
As of December 31, 2017
Interest rate swaps	—	$228	$(2,015)	$(2,102)

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following effects of cash flow hedges relating to interest rate swaps are included in gain (loss) on derivative instruments in the consolidated statements of income for the years ended December 31, 2018, 2017 and 2016.

	Year ended
	December 31,
(in thousands of U.S. dollars)	2018	2017	2016
Interest rate swaps:
Ineffective portion of cash flow hedge	$(990)	(2)	$90
Amortization of amount excluded from hedge effectiveness	2,969	3,320	2,604
Reclassification discontinued hedge from OCI	3,557	—	—
Reclassification from accumulated other comprehensive income	(855)	(855)	(855)
Unrealized gains (losses)	4,681	2,463	1,839
Realized gains (losses)	—	—	—
Total gains (losses) on derivative instruments	$4,681	2,463	$1,839

The reclassification to earnings from OCI for the discontinued cash flow hedges relates to Gallant/Grace facility which was to be refinanced on January 31, 2019. The accumulated other comprehensive income balance for the cash flow hedge is reclassified to earnings when the hedged future cash flows are no longer expected to occur.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The effect of cash flow hedges relating to interest rate swaps and the related tax effects on other comprehensive income included in the consolidated statements of other comprehensive income and changes in accumulated other comprehensive income (“OCI”) in the consolidated statements of changes in partners’ capital is as follows for the years ended and as of December 31, 2018, 2017 and 2016.

	Cash Flow Hedge
(in thousands of U.S. dollars)	Before tax gains (losses)	Tax benefit (expense)	Net of tax	Accumulated OCI
Balance as of December 31, 2015	$(8,830)	1,589	(7,241)	$(7,241)
Effective portion of unrealized loss on cash flow hedge	1,028	—	1,028	1,028
Reclassification of amortization of cash flow hedge to earnings	855	(378)	477	477
Other comprehensive income for period	1,883	(378)	1,505	1,505
Balance as of December 31, 2016	$(6,947)	1,211	(5,736)	$(5,736)

Balance as of December 31, 2016	$(6,947)	1,211	(5,736)	$(5,736)
Effective portion of unrealized loss on cash flow hedge	2,480	—	2,480	2,480
Reclassification of amortization of cash flow hedge to earnings	855	(347)	508	508
Other comprehensive income for period	3,335	(347)	2,988	2,988
Balance as of December 31, 2017	$(3,612)	864	(2,748)	$(2,748)

Balance as of December 31, 2017	$(3,612)	864	(2,748)	$(2,748)
Effective portion of unrealized loss on cash flow hedge	412	—	412	412
Reclassification of amortization of cash flow hedge to earnings	855	(299)	556	556
Reclassification of discontinued cash flow hedge to earnings	(3,557)	—	(3,557)	(3,557)
Other comprehensive income for period	(2,290)	(299)	(2,589)	(2,589)
Balance as of December 31, 2018	$(5,902)	565	(5,337)	$(5,337)

Refer to note 9 for additional information on the tax effects included in other comprehensive income.

As of December 31, 2018, the estimated amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months is $0.9 million for amortization of accumulated other comprehensive income for losses on the de-designated interest rate swaps.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Concentrations of risk

Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership does not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are three charterers so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the customer’s financial condition. In addition, Höegh LNG guarantees the payment of the Höegh Gallant time charter hire by EgyptCo under certain circumstances. No allowance for doubtful accounts, or impairment loss, was recorded for the years ended December 31, 2018 or 2017. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should the time charters for the PGN FSRU Lampung, the Höegh Gallant or the Höegh Grace terminate prematurely, or the option to acquire the PGN FSRU Lampung be exercised, there could be delays in obtaining new time charters and the hire rates could be lower depending upon the prevailing market conditions.

22. Commitments and contingencies

Contractual commitments

As of December 31, 2018, there were no material contractual purchase commitments. However, the Höegh Gallant will have a drydock and the PGN FSRU Lampung will complete a class renewal survey while remaining on the water during 2019. The combined expenditure is expected to be approximately $6.5 to $7.0 million which will not be covered by the respective charterers. The Höegh Gallant and the PGN FSRU Lampung are expected to be off-hire for 10 days and 4 days, respectively, for these procedures.

Claims and Contingencies

Joint ventures claims and accruals

Under the Neptune and the Cape Ann time charters, the joint ventures undertake to ensure that the vessel meets specified performance standards at all times during the term of the time charters. The performance standards include the vessel not exceeding a maximum average daily boil-off of LNG, subject to certain contractual exclusions, as specified in the time charter. Pursuant to the charters, the hire rate is subject to deduction by the charterer by, among other things, sums due in respect of the joint ventures’ failure to satisfy the specified performance standards during the period. The charterer requested that the joint ventures calculate and present the boil-off since the beginning of the charters, compared with maximum average daily boil-off allowed under the time charter. The charters for the Neptune and Cape Ann started in 2009 and 2010, respectively. On September 8, 2017, the charterer notified the joint ventures that it was formally making a claim for compensation in accordance with the provisions of the charters for a stated quantity of LNG exceeding the maximum average daily boil-off since the beginning for the charters. The claim asserted a gross amount of compensation of $58 million for the excess boil-off volume but the claim recognized that the calculations for the amount required adjustment for allowable exclusions under the charters. Accruals are recorded for loss contingencies or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. As of September 30, 2017, the joint ventures determined the liability associated with the boil-off claim was probable and could be reasonably estimated resulting in a total accrual of $23.7 million which was recorded as a reduction of time charter revenues in the third quarter of 2017. The Partnership’s 50% share of the accrual was approximately $11.9 million, which remained unchanged as of December 31, 2017. The charterer and the joint ventures referred the claim to arbitration. The charterer's claim as submitted in the arbitration request was for a gross amount of $52 million, covering a shorter time period for the time period for the first performance period as defined in the time charters, as well as interest and expenses. The charterer reserved it right to make a further claim with respect to subsequent performance periods. Subsequently, the charterer and the joint ventures asked the arbitration tribunal for a partial determination on certain key contractual interpretations and the proceedings commenced in November 2018.

In March 2019, the tribunal’s determination was received. The determination did not cover all the questions of contractual interpretation on which there is disagreement between the parties. With the exception of one issue, the tribunal’s conclusions on the contractual interpretations were unambiguous. For the remaining issue related to the calculation of a deduction from the gross claim, the tribunal did not specify how the deduction should be determined. As a result, there remains significant uncertainty in the evaluation of the potential outcome of the boil-off claim. Based on the tribunal's determination, the joint ventures updated their estimates to cover the period from the start of the time charters to December 31, 2018. Accordingly, the range of estimates is not directly comparable to the $52 million gross claim initially raised by the charterer through the end of the defined performance period. Depending on interpretations of the tribunal’s determination for the deduction to the gross claim and the other disputed contractual provisions, the joint ventures estimate that their aggregate liability associated with the boil-off claim is in the millions of dollars and could range between the mid-to-upper teens to the mid-$30's, of which the Partnership’s share would be 50%. Based upon the additional information from the tribunal’s determination and updated estimates of the potential range of liability, the joint ventures concluded the existing accrual of $23.7 million continues to represent their best estimate of the probable liability as of December 31, 2018. Accordingly, the accrual was unchanged as of December 31, 2018. The Partnership’s 50% share of the accrual remains at approximately $11.9 million as of December 31, 2018. Refer to notes 4, 14 and 17. As a result of the tribunal’s determination, fewer interpretative questions relating to the boil-off claim remain, narrowing the range of potential outcomes, which could facilitate a negotiated solution between the parties. However, it is also possible that the claim could ultimately be settled through further arbitration.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments. Höegh LNG and the other major owner guarantee the performance and payment obligations of the joint ventures under the time charters. The guarantees are joint and several for the performance obligations and several for the payment obligations. Depending on the amount and timing of the potential settlement and whether such settlement is funded by the performance guarantees by Höegh LNG and the other major owner or by the joint ventures, a settlement of the claim for boil-off with the charterer could have a material adverse effect on the joint ventures’ financial condition and results of operations. As a precaution, the joint ventures have suspended payments on their shareholder loans as of September 30, 2017 pending the outcome of the boil-off claim. Refer to note 14.

To the extent that an excess boil-off claim results in a settlement, the Partnership would be indemnified by Höegh LNG for its share of the cash impact of any settlement. Refer to note 17. The ultimate outcome of the boil-off claim, on an isolated basis, is not expected to have a material adverse effect on the Partnership’s financial position. However, other concessions, if any, would not be expected to be indemnified. In addition, the joint ventures expect to incur costs for certain capital improvements to address boil-off issues and maintenance requirements that will not be reimbursed by the charterer or Hoegh LNG for which the Partnership's 50% share is approximately $0.2 million and $1.0 million for the years ended December 31, 2019 and 2020, respectively. As of December 31, 2018, the Partnership’s share of capital improvements and maintenance incurred was approximately $1.8 million, primarily incurred during the drydock for the Cape Ann. Furthermore, the suspension of the payments of the shareholder loans reduces cash flows available to the Partnership. In addition, the increase in the accruals for, or the resolution of, the excess boil-off claim may have a material adverse effect on the Partnership’s results of operations for that period.

Indonesian corporate income tax

Based upon the Partnership’ s experience in Indonesia, tax regulations, guidance and interpretation in Indonesia may not always be clear and may be subject to alternative interpretations or changes in interpretations over time. The Partnership’ s Indonesian subsidiary is subject to examination by the Indonesian tax authorities for up to five years following the completion of a fiscal year. The examinations may lead to ordinary course adjustments or proposed adjustments to the Partnership’s taxes with respect to years under examination. In December 2018, the examination for the years 2013 and 2014 was completed. Refer to note 9 for additional information. Future examinations may or may not result in changes to the Partnership’ s provisions on tax filings from 2015 through 2018.

PGN LNG claims including delay liquidated damages

The Partnership was indemnified by Höegh LNG for i) any hire rate payments not received under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the acceptance date of the PGN FSRU Lampung and ii) non-budgeted expenses (including warranty costs associated with repairs of the Mooring) incurred in connection with the PGN FSRU Lampung project prior to the date of acceptance, and for iii) certain subsequently incurred non-budgeted costs and expenses.

For the years ended December 31, 2018 and 2017, the Partnership filed claims for indemnification of non-budgeted expenses (including warranty provisions, value added tax and withholding tax claims for previous years, other non-budgeted expenses and replacement capital expenditure) of $0.9 million and $0.7 million, respectively. Indemnification payments of $0.9 million, $1.6 million and $2.4 million were received from Höegh LNG for the years ended December 31, 2018, 2017 and 2016, respectively, and were recorded as a contribution to equity. Indemnification payments received from Höegh LNG are subject to repayment to the extent the amounts are subsequently recovered from insurance or deemed reimbursable by the charterer.

For the year ended December 31, 2018, the Partnership refunded to Höegh LNG approximately $2.4 million related to insurance proceeds received related to the warranty provision and costs for previous years determined to be reimbursable by the charterer. For the year ended December 31, 2017, the Partnership refunded to Höegh LNG approximately $2.5 million related to previously recognized revenue from 2014 that was deemed reimbursable in 2017 and an additional cost recovery of $1.5 million, which was recorded as a cash distribution from equity. Refer to note 19.

Höegh Gallant claims and indemnification

In the third quarter of 2017, the Partnership began investigating with EgyptCo a performance measure included in EgyptCo’s charter with respect to the Höegh Gallant. The investigation included whether such a performance measure is directly linked to a specified performance standard which could result in a customer claim for reduced hire or damages and legal basis for a potential claim, if any. No accrual was recorded. In October 2018, EgyptCo reached an agreement with EgyptCo’s charterer that there would be no reduction in hire for this performance measure.

The Partnership was indemnified by Höegh LNG for losses incurred in connection with the commencement of services under the time charter with EgyptCo (including technical issues) incurred in connection with the Höegh Gallant.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

For the years ended December 31, 2018 and 2017, the Partnership filed claims of $0.5 million and $0.5 million, respectively, for indemnification of losses incurred in connection with the time charter with EgyptCo. Indemnification payments of $0.5 million and $0.5 million received from Höegh LNG for the years ended December 31, 2018 and 2017 were recorded as contributions to equity. Refer to note 19.

23. Supplemental cash flow information

	Year ended December 31,
(in thousands of U.S. dollars)	2018	2017	2016
Supplemental disclosure of non-cash investing activities
Non-cash expenditures for vessel and other equipment	$(229)	—	$—
Non-cash acquisition of non-controlling interest for the remaining 49% interest in the Höegh Grace entities	—	41,362	—
Supplemental disclosure of non-cash financing activities
Non-cash revolving credit facility draw for the acquistion of non-controlling interest for the remaining 49% interest in the Höegh Grace entities	$—	41,362	$—

Refer to note 3 for Business combinations.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

24. Issuance of common units and Series A Preferred Units

On January 26, 2018, the Partnership entered into sales agreement with the Agent. Under the terms of the sales agreement, the Partnership may offer and sell up to $120 million in aggregate offering amount of common units and Series A preferred units, from time to time, through the Agent, acting as agent for the Partnership. Sales of such units may be made in negotiated transactions or transactions that are deemed to be “at the market” offerings, including sales made directly on the New York Stock Exchange or through a market marker other than on an exchange.

As of December 31, 2018, the Partnership had sold 253,106 common units at an average gross sales price of $18.26 per unit for net proceeds, after sales commissions, of $4.6 million. As of December 31, 2018, the Partnership had sold 1,529,070 Series A preferred units at an average gross sales price of $25.74 per unit for net proceeds, after sales commissions, of $38.7 million. The Partnership has paid an aggregate of $0.8 million in sales commissions to the Agent in connection with such sales as of December 31, 2018. Proceeds in the table below are included for all units issued for the year ended December 31, 2018.

	Year ended December 31, 2018
(in thousands of U.S. dollars)	Common units	Series A Preferred Units	Total
Gross proceeds for units issued	$4,623	39,360	$43,983
Less: Commissions	(60)	(701)	(761)
Net proceeds for units issued	$4,563	38,659	$43,222

On October 5, 2017, the Partnership issued 4,600,000 8.75% Series A preferred units. The offering price was $25.0 per unit. The Partnership's total proceeds and net proceeds from the preferred unit offering were $115.0 million and $110.9 million, respectively. During October 2017, net proceeds of $34.4 million and $24.3 million were used to repay outstanding balances under the seller’s credit note and revolving credit facility, respectively. During December 2017, the Partnership acquired the remaining 49% ownership interest in the Höegh Grace entities and settled part of the purchase price with cash of $45.3 million from the issuance of the Series A preferred units.

8.75% Series A Cumulative Redeemable Preferred Units:

(in thousands of U.S. dollars)	Year ended December 31, 2017
Gross proceeds received	$115,000
Less: Underwriters' discount	(3,623)
Less: Offering expenses	(453)
Net proceeds received	$110,924

On December 7, 2016, the Partnership sold 6,000,000 common units, representing limited partner interests in an underwritten public offering and granted the underwriters a 30-day option to purchase up to an additional 900,000 common units. In connection with the partial exercise by the underwriters of their option to purchase additional common units, on December 16, 2016, the Partnership sold 588,389 common units. The offering price was $17.60 per unit. The Partnership's total proceeds and net proceeds from the public offering were $116.0 million and $111.5 million, respectively. During December 2016, net proceeds of $12.6 million and $6.6 million were used to repay part of the seller’s credit note and to settle the working capital adjustment, respectively, related to the acquisition of the Höegh Gallant on October 1, 2015. As of December 31, 2016, the Partnership designated $91.8 million of the net proceeds to acquire a 51% ownership interest in Höegh LNG Colombia Holding Ltd., the owner of the entities that own and operate the Höegh Grace. The acquisition was settled on January 3, 2017. Refer to note 3.

(in thousands of U.S. dollars)	Year ended December 31, 2016
Gross proceeds received	$115,956
Less: Underwriters' discount	(3,943)
Less: Offering expenses	(484)
Net proceeds received	$111,529

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

25. Common, subordinated and preferred units

The following table shows the movements in the number of common units, subordinated units and preferred units during the years ended December 31, 2018, 2017 and 2016:

(in units)	Common Units Public	Common Units Höegh LNG	Subordinated Units	8.75% Series A Preferred Units
December 31, 2015	11,040,000	2,116,060	13,156,060	—
June 3, 2016; Awards to non-employee directors as compensation for directors' fees	10,650	—	—	—
December 7, 2016; Common unit offering	6,000,000	—	—	—
December 16, 2016; Option Exercised	588,389	—	—	—
December 31, 2016	17,639,039	2,116,060	13,156,060	—
May 22, 2017: Awards to non-employee directors as compensation for directors' fees	9,805	—	—	—
October 5, 2017: Series A preferred units offering	—	—	—	4,600,000
December 31, 2017	17,648,844	2,116,060	13,156,060	4,600,000
June 6, 2018; Awards to non-employee directors as compensation for directors' fees	8,840	—	—	—
July 5, 2018; Awards to non-employee directors as compensation for directors' fees	2,210	—	—	—
Units issued to staff at Höegh LNG during 2018	14,622	(14,622)	—	—
Phantom units issued to CEO/CFO during 2018	17,079	—	—	—
ATM program (from January 26, 2018 to December 31, 2018)	253,106	—	—	1,529,070
December 31, 2018	17,944,701	2,101,438	13,156,060	6,129,070

As of December 31, 2018, 2017 and 2016 Höegh LNG owned 2,101,438 common units and 13,156,060 subordinated units. Subordinated units are not entitled to vote for the four elected directors to the Partnership’s board of directors. The general partner has a non-economic interest and has no units.

Refer to note 26 for information on distributions to common and subordinated unitholders.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

26. Earning per unit and cash distributions

The calculation of basic and diluted earnings per unit are presented below:

	Year ended December 31,
(in thousands of U.S. dollars, except per unit numbers)	2018	2017	2016
Net income	$77,622	59,190	$41,377
Adjustment for:
Non-controlling interest	—	10,408	—
Preferred unitholders’ interest in net income	12,303	2,480	—
Limited partners’ interest in net income	65,319	46,302	41,377
Less: Dividends paid or to be paid (1)	(59,952)	(57,764)	(46,627)
Under (over) distributed earnings	5,367	(11,462)	(5,250)
Under (over) distributed earnings attributable to:
Common units public	2,900	(6,145)	(2,814)
Common units Höegh LNG	340	(736)	(338)
Subordinated units Höegh LNG	2,127	(4,581)	(2,098)
	5,367	(11,462)	(5,250)
Basic weighted average units outstanding (in thousands)
Common units public	17,856	17,645	11,481
Common units Höegh LNG	2,101	2,116	2,116
Subordinated units Höegh LNG	13,156	13,156	13,156

Diluted weighted average units outstanding (in thousands)
Common units public	17,864	17,657	11,486
Common units Höegh LNG	2,101	2,116	2,116
Subordinated units Höegh LNG	13,156	13,156	13,156

Basic and diluted earnings per unit (2):
Common unit public	$1.93	$1.37	$1.58
Common unit Höegh LNG (3)	$2.03	$1.44	$1.52
Subordinated unit Höegh LNG (3)	$2.03	$1.45	$1.52

(1)	Includes all distributions paid or to be paid in relationship to the period, regardless of whether the declaration and payment dates were prior to the end of the period, and is based the number of units outstanding at the period end.
(2)	Effective March 23, 2018, the Partnership granted 14,584 phantom units to the CEO/CFO of the Partnership. One-third of such phantom units vest as of November 30, 2019, 2020 and 2021, respectively. Effective June 3, 2016, the Partnership granted 21,500 phantom units to the CEO/CFO of the Partnership. One-third of such phantom units vest as of December 31, 2017, November 30, 2018 and November 30, 2019, respectively. On September 14, 2018, the plan was amended for to extend the terms and conditions of such unvested units of the participant that changed roles from the CEO/CFO to a member of the Board of the Partnership. The phantom units impact the diluted weighted average units outstanding; however, the increase in weighted average number of units was not significant enough to change the earnings per unit. Therefore, the basic and diluted earnings per unit are the same.
(3)	Includes total amounts attributable to incentive distributions rights of $1,591 and $1,141 for the years ended December 31, 2018 and 2017, respectively, of which $219 and $158 was attributed to common units owned by Höegh LNG and $1,372 and $983 was attributed to subordinated units owned by Höegh LNG, for the years ended December 31, 2018 and 2017, respectively.

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

27. Subsequent events

On January 31, 2019, the Partnership drew $320 million under the commercial term loans and the export credit tranches on the $385 million facility to settle $303.2 million and $1.6 million of the outstanding balance and accrued interest, respectively, on the Gallant/Grace facility and used proceeds of $5.5 million to pay arrangement fees due under the $385 million facility. The remaining proceeds of $9.6 million are expected to be used for general partnership purposes. The Partnership terminated the existing interest rate swaps related to the Gallant/Grace facility on January 31, 2019. The revolving credit facility under the $385 million facility has not yet been drawn.

In February 2019, the Partnership entered into interest rate swaps related to the $385 million facility with a nominal amount of $127.7 million for which the Partnership will make fixed payments of 2.650% and 2.735% based on nominal amount of $63.8 million for each. The export credit tranches have a fixed interest rate and therefore no interest rate swaps are required.

On February 14, 2019, the Partnership paid a cash distribution of $15.0 million, or $0.44 per common and subordinated unit, with respect to the fourth quarter of 2018, equivalent to $1.76 per unit on an annual basis.

On February 15, 2019, the Partnership paid a cash distribution of $3.4 million, or $0.546875 per Series A preferred unit, for the period commencing on November 15, 2018 to February 14, 2019.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

COMBINED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(in thousands of U.S. dollars)

		Unaudited	Unaudited
	Notes	2018	2017	2016
REVENUES
Time charter revenues	3	$86,338	60,630	$86,544
Total revenues		86,338	60,630	86,544
OPERATING EXPENSES
Vessel operating expenses	10	(18,619)	(15,504)	(15,817)
Administrative expenses	10	(3,245)	(1,752)	(2,396)
Depreciation and amortization	6	(20,065)	(20,244)	(19,666)
Total operating expenses		(41,929)	(37,500)	(37,879)
Operating income		44,409	23,130	48,665
FINANCIAL INCOME (EXPENSES), NET
Interest income	5	468	151	3
Interest expense	5, 10	(26,539)	(27,968)	(30,188)
Gain (loss) on derivative instruments	5, 12	16,992	14,388	14,183
Other financial items, net	5	(69)	(37)	(35)
Total financial income (expense), net		(9,148)	(13,466)	(16,037)
Income before tax		35,261	9,664	32,628
Income tax expense		—	—	—
Net income (loss)		$35,261	9,664	$32,628

The accompanying notes are an integral part of the combined financial statements.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

COMBINED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(in thousands of U.S. dollars)

	Unaudited	Unaudited
	2018	2017	2016
Net income (loss)	$35,261	9,664	$32,628
Other comprehensive income	—	—	—
Comprehensive income (loss)	$35,261	9,664	$32,628

The accompanying notes are an integral part of the combined financial statements.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

COMBINED BALANCE SHEETS

AS OF DECEMBER 31, 2018 AND 2017

(in thousands of U.S. dollars)

		Unaudited	Unaudited
	Notes	2018	2017
ASSETS
Current assets
Cash and cash equivalents	11	$7,958	$8,100
Restricted cash	9,11	13,844	8,520
Trade receivables	3	1,733	95
Prepaid expenses and other receivables	10	161	1,917
Total current assets		23,696	18,632

Long-term assets
Restricted cash	9,11	25,448	25,208
Vessels, net of accumulated depreciation	6,13,14	539,324	547,993
Deferred charges		194	—
Total long-term assets		564,966	573,201
Total assets		$588,662	$591,833

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	9,11	$26,599	$25,003
Trade payables		606	101
Amounts due to owners and affiliates	7	1,215	314
Derivative instruments	11,12	10,178	10,649
Contract liabilities including deferred revenue	3	3,074	—
Prepaid and deferred revenue	3	—	6,212
Refund liability	3	26,055	—
Accrued liabilities	8,10	5,244	31,412
Total current liabilities		72,971	73,691

Long-term liabilities
Long-term debt	2b,9,11	403,052	429,307
Loans due to owners	7,11	7,071	6,526
Derivative instruments	11,12	51,563	68,085
Contract liabilities including deferred revenue	3	43,526	39,006
Total long-term liabilities		505,212	542,924
Total liabilities		578,183	616,615

EQUITY
Paid in capital		100	100
Retained earnings (deficit)		10,379	(24,882)
Total equity		10,479	(24,782)
Total liabilities and equity		$588,662	$591,833

The accompanying notes are an integral part of the combined financial statements.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

COMBINED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 AND 2016

(in thousands of U.S. dollars)

			Accumulated
			Other
	Paid in	Retained	Comprehensive	Total
	Capital	Earnings (Deficit)	Income	Equity
Balance as of December 31, 2015	$100	(67,174)	—	$(67,074)
Net income	—	32,628	—	32,628
Other comprehensive income	—	—	—	—
Balance as of December 31, 2016	100	(34,546)	—	(34,446)
Net income (Unaudited)	—	9,664	—	9,664
Other comprehensive income (Unaudited)	—	—	—	—
Balance as of December 31, 2017 (Unaudited)	100	(24,882)	—	(24,782)
Net income (Unaudited)	—	35,261	—	35,261
Other comprehensive income (Unaudited)	—	—	—	—
Balance as of December 31, 2018 (Unaudited)	$100	10,379	—	$10,479

The accompanying notes are an integral part of the combined financial statements.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

COMBINED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2017 and 2016

(in thousands of U.S. dollars)

	Unaudited	Unaudited
	2018	2017	2016
OPERATING ACTIVITIES
Net income (loss)	$35,261	9,664	$32,628
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	20,065	20,244	19,666
Unrealized gain (loss) on derivative instrument	(16,992)	(14,388)	(14,183)
Accrued interest expense on loans to owners	545	(7,910)	(1,486)
Amortization of deferred revenue	(4,803)	(4,647)	(4,156)
Amortization of deferred debt issuance cost	345	353	358
Expenditure for drydocking	(4,863)	—	(270)
Change in deferred revenue and prepaid time charter	8,842	(5,495)	6,835
Changes in working capital:
Trade receivables	(806)	1,253	(1,348)
Prepaid expenses and other receivables	(54)	2,006	540
Amounts due to owners and affiliates	901	(790)	569
Trade payables	504	15	22
Contract liabilities, refund liabilities and accrued liabilities	(1,550)	22,594	1,433
Net cash provided by operating activities	37,395	22,899	40,608

INVESTING ACTIVITIES
Expenditure for vessel modification and equipment	(6,970)	(639)	(1,129)
Net cash used in investing activities	(6,970)	(639)	(1,129)

FINANCING ACTIVITIES
Repayment of long-term debt	(25,003)	(23,503)	(22,093)
Repayment of principal of loans due to owners	—	—	(12,060)
Net cash provided by financing activities	(25,003)	(23,503)	(34,153)

Increase (decrease) in cash, cash equivalents and restricted cash	5,422	(1,243)	5,326
Cash, cash equivalents and restricted cash, beginning of year	41,828	43,071	37,745
Cash, cash equivalents and restricted cash, end of year	$47,250	41,828	$43,071

The following table (unaudited) provides a reconciliation of cash, cash equivalents and restricted cash reported within the combined balance sheets for the years ended December 31, 2018, 2017, 2016 and 2015.

	2018	2017	2016	2015
Cash and cash equivalents	$7,958	8,100	9,506	$4,197
Restricted cash - current asset	13,844	8,520	8,458	8,444
Restricted cash - non-current asset	25,448	25,208	25,107	25,104
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$47,250	41,828	43,071	$37,745

The accompanying notes are an integral part of the combined financial statements.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

1. Description of business

Höegh LNG Partners LP (the “Partnership”) was formed under the laws of the Marshall Islands on April 28, 2014 as an indirect 100% owned subsidiary of Höegh LNG Holdings Ltd. (“Höegh LNG”) for the purpose of acquiring certain of Höegh LNG’s interests in entities including SRV Joint Gas Ltd. (the owner of the Neptune), and SRV Joint Gas Two Ltd. (the owner of the Cape Ann) in connection with the Partnership’s initial public offering of its common units (the “IPO”). On August 12, 2014, the Partnership completed its IPO. Prior to the closing of the IPO, Höegh LNG contributed to the Partnership its 50% equity in each of the entities owning the Neptune, the Cape Ann and the shareholder loans due to it from those entities.

These combined financial statements which include the individual financial statements of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., have been prepared in accordance with United States generally accepted accounting principles (“US GAAP”) to meet the requirements of Securities and Exchange Commission Rule 3-09 of Regulation S-X. The Partnership owns 50% in each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., and the remaining 50% ownership interests are held by joint venture partners, Mitsui O.S.K. Lines, Ltd. and Tokyo LNG Tanker Co. The Neptune and the Cape Ann are floating storage regasification units (“FSRUs”) and are collectively referred to in these combined financial statements as the vessels or the “FSRUs.” SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. are referred to in these combined financial statements individually as the “joint venture” and together as the “joint ventures.”

The Neptune and the Cape Ann operate under long-term time charters with Global LNG Supply S.A. (“Global LNG Supply”), a subsidiary of Total S.A. (“Total”), with expiration dates in 2029 and 2030, respectively, and, in each case, with an option to extend for up to two additional periods of five years each. In the years ended December 31, 2018, 2017 and 2016, 100% of the joint ventures’ total revenues were derived from Global LNG Supply.

Höegh LNG Fleet Management AS, a subsidiary of Höegh LNG, provided commercial and technical operations of the FSRUs for the years ended December 31, 2018, 2017 and 2016.

The following table lists the entities combined in these combined financial statements and their purpose as of December 31, 2018.

Name	Jurisdiction of Incorporation	Purpose
SRV Joint Gas Ltd.	Cayman Islands	Owns Neptune
SRV Joint Gas Two Ltd.	Cayman Islands	Owns Cape Ann

2. Significant accounting policies

a. Basis of presentation

The combined financial statements include the financial statements of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., which are under common management. The combined financial statements are prepared in accordance with the US GAAP policies of the Partnership. All intercompany balances and transactions are eliminated.

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

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Time charter revenues, related contract balances and related expenses

Time charter revenues and related contract balances:

The joint ventures are required to evaluate whether two or more contracts should be combined and accounted for as a single contract, whether the contract promises to deliver more than one distinct good or service, or performance obligations, and/or a lease, determine the transaction price under the contract, allocate the transaction price to the lease and the performance obligations and recognize revenue as the performance obligation is satisfied.

Performance obligations:

The joint ventures determined that its time charter contracts contain a lease and a performance obligation for the provision of time charter services. The lease of the vessel, representing the use of the vessel without any associated performance obligations or warranties, is accounted for in accordance with the provisions of ASC 840; Leases.

The provision of time charter services, including guarantees for the level of performance provided by the time charter contracts, is considered a distinct service and is accounted for in accordance with the provision of ASC 606, Revenue from Contracts with Customers. The joint ventures determined that the nature of the time charter services promised, represents a single performance obligation, to stand ready over a 24-hour interval to accept LNG cargos, to transport cargos, to regasify the LNG and discharge the resulting gas into a pipeline in accordance with the charterer’s instructions and requirements.

Time charter services revenue can be recognized as the performance obligation is satisfied over the 24-hour interval to the performance standards specified under the time charter contract. If the performance standards are not met, off-hire, reduced hire, liquidated damages or other performance payments may result.

Contract terms, determination of transaction price and allocation to performance obligations:

The joint ventures’ time charter contracts include day rates or hire rates and warranty provisions with the following components:

•	Fixed element: The fixed element is a fixed per day fee intended to cover remuneration for use of the vessel and the provision of time charter services.
•	Operating expense reimbursement element: The operating expense reimbursement element is a rate per day intended to cover the operating costs of the vessel, including the crew, insurance, consumables, miscellaneous services, spares and maintenance and repairs costs and management services and fees. The amount of the operating expense reimbursement element is estimated based on budgeted cost, subject to adjustment to the actual cost incurred.
•	Tax reimbursement element: The tax reimbursement element is a reimbursement of the costs as the taxes are incurred. The tax reimbursement element may cover withholding taxes, payroll taxes, other local taxes and current income tax expense for the jurisdiction in which the vessel operates as defined by the provisions of the individual time charter contract.
•	Performance warranties element: The performance warranties element includes defined operational capacity and standards that can result in the FSRUs being off-hire or require compensation to the charterer through provision of reduced hire or performance payments. Examples of performance warranties include the ability to discharge regasified LNG at specified performance rates, guaranteed minimum fuel consumption, guaranteed minimum boil-off rates and the ability to accept cargos.

The transaction price is estimated as the standalone selling price for the lease and the time charter services components of the fixed day rate element. Variable consideration per day for operating expense and tax reimbursements is estimated at the most likely amount to which the joint ventures is expected to be entitled to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty related to the variable consideration is resolved. When there is significant uncertainty related to that amount of variable consideration to be received, that variable consideration is considered constrained. Typically, variable reimbursements and performance warranties are known at the end of each 24-hour interval, or as subsequently reassessed at the end of the reporting period. However, to the extent interpretations of contractual provisions are complex and/or disputed with the customer, this could give rise to constrained variable consideration. Constrained variable consideration is not estimated.

Variable consideration is allocated entirely to one performance obligation when the variable day rate relates specifically to the efforts to satisfy the signal performance obligation. The default method of the relative standalone selling price method was used to allocate the remaining transaction price, principally the fixed element, between the lease and the time charter services. The total estimated transaction price for time charter services is considered variable consideration because it may be reduced by performance warranties.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Lease revenue recognition:

Leases are classified based upon defined criteria either as direct financing leases or operating leases. A lease that transfers substantially all of the benefits and risks of the FSRU to the charterer is accounted for as a financing lease by the lessor. All other leases that do not meet the criteria are classified as operating leases.

The lease component of time charters that are accounted for as operating leases is recognized on a straight line basis over the term of the charter.

The Neptune's and the Cape Ann’s time charters, which had a twenty-year lease term at inception, are accounted for as operating leases. The joint ventures’ time charters include provisions for the charterer to make upfront payments to compensate for variable cost for certain vessel modifications, drydocking costs, other additions to equipment or spare parts. The expenditures are considered costs required to fulfil the lease component of the contract. Payments for modifications are deferred and amortized over the shorter of the remaining charter period or the useful life of the additions. Payments for reimbursement of drydocking costs are deferred and recognized on a straight line basis over the period to the next drydocking.

Time charter services revenue recognition:

Variable consideration for the time charter services performance obligation, including amounts allocated to time charter services, estimated reimbursements for vessel operating expenses and estimated reimbursements of certain types of costs and taxes, are recognized as revenues as the performance obligation for the 24-hour interval is fulfilled, subject to adjustment for off-hire and performance warranties. Constrained variable consideration is recognized as revenue on a cumulative catch-up basis when the significant uncertainty related to that amount of variable consideration to be received is resolved. Estimates for variable consideration, including constrained variable consideration, are reassessed at the end of each period.

Significant judgments in revenue recognition:

The joint ventures do not provide stand-alone bareboat leases or time charter services for FSRUs. As a result, observable stand-alone transaction prices for the performance obligations are not available. The estimation of the transaction price for the lease and the time charter service performance obligation is complex, subject to a number of input factors, such as market conditions when the contract is entered into, internal return objectives and pricing policies, and requires substantial judgment. Significant changes in the transaction price between the two performance obligations could impact conclusions on the accounting for leases as financing or operating leases. In addition, variable consideration is estimated at the most likely amount that the joint ventures expect to be entitled to. Variable consideration is reassessed at the end of the reporting period taking into account performance warranties. The time charter contracts include provisions for performance guarantees that can result in off-hire, reduced hire or other payments for performance warranties. Measurement of some of the performance warranties can be complex and require properly calibrated equipment on the vessel, complex conversions and computations based on substantial judgment in the interpretation of the contractual provisions. Conclusions on compliance with performance warranties impact the amount of variable consideration recognized for time charter services.

Contract assets:

Revenue recognized in excess of the monthly invoiced amounts, or accrued revenue, is recorded as contract assets on the combined balance sheet. The contract assets are reported in the combined balance sheet as a component of prepaid expenses and other receivables.

Contract liabilities:

Advance payments in excess of revenue recognized, or prepayments, and deferred revenue is recorded as contract liabilities on the combined balance sheet. Contract assets and liabilities are reported in a net position for each customer contract or combined contracts at the end of each reporting period. Contract liabilities are classified as current or non-current based on the expected timing of recognition of the revenue. Current and non-current contract liabilities are reported in the combined balance sheet as components of accrued liabilities and other payables and other long-term liabilities, respectively.

Refund liabilities:

Amounts invoiced or paid by the customer that are expected to be refunded to the customer are recorded as refund liabilities on the combined balance sheet. Refund liabilities may include invoiced amounts for estimated reimbursable operating expenses or other costs and taxes that exceeded the actual costs incurred, or off-hire, reduced hire, liquidated damages, or other payments for performance warranties. Refund liabilities are reported in the combined balance sheet as components of accrued liabilities and other payables.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Remaining performance obligations:

Remaining performance obligations represent the transaction price of contracts with customers under the scope of ASC 606 for which work has not been performed excluding unexercised contract options to extend the term. The joint ventures qualify for and have elected to apply the exemption to disclose the aggregate amount of remaining transaction price allocated to unsatisfied performance obligations at the end of the reporting period as consideration for time charter services is variable and allocated entirely to wholly satisfied performance obligations. As described in note 1, the joint ventures’ FSRUs operate under long-term time charter contracts. As a result, the time service revenue for the period reflected in note 3, as adjusted for off-hire and warranty provision, when applicable, would be expected to be indicative of the future time charter service revenue.

Related expenses:

Voyage expenses include bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls and agency fees. Voyage expenses are all expenses unique to a particular voyage and when a vessel is on hire under time charters are the responsibility of, and paid directly by the charterers, and not included in the statement of income. When the vessel is off-hire, voyage expenses, principally fuel, may also be incurred and are paid by the joint venture.

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

Insurance claims and loss contingencies

Insurance claims for property damage are recorded, net of any deductible amounts, for recoveries up to the amount of loss recognized when the claims to insurance carriers are probable of recovery. Claims for property damage in excess of the loss recognized and for loss of hire are considered gain contingencies, which are recognized when the proceeds are received.

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

Income taxes

The joint ventures are not liable for income taxes to the Cayman Islands and therefore would only incur income tax liabilities to the extent assessed by countries in which they operate. As of December 31, 2018, 2017 and 2016, the joint ventures believe that they incurred no income tax expenses or liabilities.

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

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Trade receivables and allowance for doubtful accounts

Trade receivables are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts, or impairment loss, is management’s best estimate of the amount of probable credit losses in existing accounts receivable based on historical write-off experience and customer economic data. Account balances are charged off against the allowance when management believes that the receivable will not be recovered. The allowance for doubtful accounts was $0 for the years ended December 31, 2018 and 2017.

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

Derivative instruments

Interest rate swaps are used for the management of interest rate risk exposure. The interest rate swaps have the effect of converting a portion of the outstanding debt from a floating to a fixed rate over the life of the transactions. As of December 31, 2018 and 2017, the interest rate swaps were not designated as hedges for accounting purposes.

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

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Interest on shareholder loans

Interest on the shareholder loans is recorded to interest expense in the combined statements of income as incurred. The quarterly payments included a payment of interest for the first month of the quarter and repayment of principal. Interest was accrued for the last two months of the quarter for repayment after the full principal was repaid at the end of the loans. The joint ventures repaid the original principal of all shareholder loans during 2016 and all of the payments for the year ended December 31, 2017 represented payments of interest. No interest was paid on shareholder loans during 2018 pending the outcome of the boil-off claim. Refer to note 13. Payments of interest, including accrued interest repaid at the end of the loans, are treated as a component of net cash provided by operating activities in the combined statements of cash flows. Payments of principal were included as a component of net cash used in financing activities in the combined statements of cash flows.

Deferred debt issuance costs

Debt issuance costs, including arrangement fees and legal expenses, are deferred and presented as a direct deduction from the outstanding principal of the related debt in the combined balance sheets and amortized on an effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included as a component of interest expense. If a loan or part of a loan is repaid early, any unamortized portion of the deferred debt issuance costs is recognized as interest expense proportionate to the amount of the early repayment in the period in which the loan is repaid.

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

Recently adopted accounting pronouncements

Revenue: In May 2014, the Financial Accounting Standards Board (“FASB”) issued a new accounting standard, Revenue from Contracts with Customers, as subsequently updated by the FASB (“ASC 606”). Under the new standard, an entity must identify performance obligations and the transaction price in a contract and allocate the transaction price to specific performance obligations to recognize revenue when the obligations are completed. Revenue for most contracts with customers will be recognized when promised goods or services are transferred to customers in an amount that reflects consideration that the entity expects to be entitled, subject to certain limitations. The scope of this guidance does not apply to leases, financial instruments, guarantees and certain non-monetary transactions. However, the scope of the guidance does apply to the allocation of the transaction price to lease elements and non-lease elements. Effective January 1, 2018, the joint ventures adopted the requirements of ASC 606 to existing contracts not yet completed as of January 1, 2018, using the modified retrospective approach where the cumulative effect of initially applying the standard is recorded as an adjustment to the opening balance of equity. There were no changes to the timing or amount of revenue recognized and, therefore, no cumulative effect of initially applying the standard. Additional qualitative and quantitative disclosures are required and have been implemented for reporting periods beginning as of January 1, 2018, while prior periods are not adjusted and continue to be reported under the previous accounting standards. Refer to the Significant accounting principles: “Time charter revenue, related contract balances and related expenses” for a description of the adopted accounting principles and note 5 for the qualitative and quantitative disclosures provided.

Statement of cash flows: In August 2016, the FASB issued revised guidance for Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments. The guidance clarifies how the predominance principle should be applied when cash receipts and cash payments have aspects of more than one class of cash flows. The joint ventures implemented this guidance on January 1, 2018. The joint ventures' adoption of this standard did not have a material impact on the joint ventures' combined statement of cash flows or related disclosures.

 SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

In November 2016, the FASB issued revised guidance for Statement of Cash Flows: Restricted Cash. The amendments require that the statement of cash flows explain the change during the period in the total cash, cash equivalents and amounts generally described as restricted cash when reconciling the beginning of period and end of period total amounts shown on the statement of cash flows. The joint ventures implemented the revised guidance on January 1, 2018 using a retrospective transition method to all periods presented. The adoption changed how restricted cash is reported in the combined statement of cash flows as follows for the years ended December 31, 2017 and 2016:

		Unaudited As of December 31, 2017
		Year ended
		Balance Prior to	Adjustments	As
(in thousands of U.S. dollars)	Cash Flow Line Items	Adoption	Increase/(Decrease)	Adjusted
FINANCING ACTIVITIES	Restricted cash	$(163)	163	$—

Increase (decrease) in cash, cash equivalents and restricted cash		(1,406)	163	(1,243)
Cash, cash equivalents and restricted cash, beginning of period		9,506	33,565	43,071
Cash, cash equivalents and restricted cash, end of period		$8,100	33,728	$41,828

		Unaudited As of December 31, 2016
		Year ended
		Balance Prior to	Adjustments	As
(in thousands of U.S. dollars)	Cash Flow Line Items	Adoption	Increase/(Decrease)	Adjusted
FINANCING ACTIVITIES	Restricted cash	$(17)	17	$—

Increase (decrease) in cash, cash equivalents and restricted cash		5,309	17	5,326
Cash, cash equivalents and restricted cash, beginning of period		4,197	33,548	37,745
Cash, cash equivalents and restricted cash, end of period		$9,506	33,565	$43,071

Amounts included in restricted cash represent balances deposited with a bank as required under debt facilities to settle other current obligations of the entity and principal and interest payments as required by the debt facilities. Restricted cash is classified as long-term when the settlement is more than 12 months from the balance sheet date.

There are no other recent accounting pronouncements, whose adoption had a material impact on the combined financial statements in the current year.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

 Recently issued accounting pronouncements

In February 2016, the FASB issued revised guidance for leasing, Leases. The objective is to establish the principles that lessors and lessees shall apply to report useful information to users of financial statements about the amount, timing and uncertainty of cash flows arising from a lease. The joint ventures are the lessor for the time charters for their FSRUs. Accounting by a lessor is largely unchanged from the previous standard. The joint ventures do not have any leased assets. The standard provides for optional practical expedients in implementing the standard under the modified retrospective approach. In July 2018, the FASB issued targeted improvements to the leasing guidance allowing for an additional optional transition method that allow entities to initially apply the new lease standard and its disclosures at the transition date and recognize a cumulative-effect adjustment to the opening balance of retained earnings. The joint ventures expect to apply the additional optional transition method by applying the new standard at the transition date. The joint ventures will adopt the new leasing standard on January 1, 2019. The joint ventures will use the package of practical expedients and will not reassess whether any expired or existing contracts are, or contain leases, will not reassess lease classification, and will not reassess initial direct costs for any existing leases. The joint ventures do not expect material effects on the accounting for existing leases applied in the combined financial statements.

3. Time charter revenues and related contract balances

The joint ventures present revenue disaggregated by revenue recognized in accordance with accounting standards on leasing and on revenue from contracts with customers for time charter services. In addition, material elements where the nature, amount, timing and uncertainty of revenue and cash flows differ from the monthly invoicing under time charter contracts are separately presented. Revenue includes the amortization of deferred revenues related to the charterer's reimbursements for certain vessel modifications and drydocking costs. As a result, the timing of cash flows differs from monthly time charter invoicing.

The following table summarizes the disaggregated revenue of the joint ventures for the year ended December 31, 2018:

(in thousands of U.S. dollars)	Unaudited Year ended December 31, 2018
Lease revenues, excluding amortization	$51,380
Time charter service revenues, excluding amortization	30,156
Amortization of deferred revenue for modifications & drydock	4,802
Total revenues	$86,338

The joint ventures’ risk and exposure related to uncertainty of revenues or cash flows related to their long-term time charter contracts primarily relate to the credit risk associated with the individual charterers. Payments are due under time charter contracts regardless of the demand for the charterers’ gas output or the utilization of the FSRUs.

For the year ended December 31, 2017, the joint ventures did not present disaggregated time charter revenues.

The following table summarizes the allocation of combined receivables between lease and service components:

	As of
(in thousands of U.S. dollars)	December 31, Unaudited 2018	January 1, Unaudited 2018
Trade receivable for lease	$832	$—
Trade receivable for time charter services	901	95
Total trade receivable and amounts due from affiliates	$1,733	$95

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

There were no impairment losses for lease or service receivables or contract assets for the year ended December 31, 2018. There were no impairment losses for trade receivables for the year ended December 31, 2017.

The following table summarizes the combined contract assets, contract liabilities and refund liabilities to customers (unaudited):

	Lease related		Services related
(in thousands of U.S. dollars)	Contract asset	Contract liability	Contract asset	Contract liability	Refund liability to charters
Balance January 1, 2018	$—	(43,544)	1,219	—	$(26,730)
Additions	2,815	(9,806)	4,731	(6,472)	(765)
Reduction for receivables recorded	(1,738)	—	(3,068)	—	—
Reduction for revenue recognized (excluding amortization)	—	—	—	4,451	180
Amortization to revenue	—	4,812	—	—	—
Reduction for revenue recognized from previous years	—	—	—	—	—
Repayments of refund liabilities to charterer	—	—	—	—	1,260
Balance December 31, 2018	1,077	(48,538)	2,882	(2,021)	(26,055)
Netting of contract asset and contract liability	(1,077)	2,357	(2,882)	1,602	—
Balance reflected in balance sheet December 31, 2018	$—	(46,181)	—	(419)	$(26,055)

Contract assets are reported in the combined balance sheet as a component of prepaid expenses and other receivables. Contract liabilities are reported in the combined balance sheet as contract liabilities including deferred revenue. Refund liabilities are reported in the combined balance sheet as a refund liability.

The service and lease related contract assets reflected in the balance sheet relates to accrued revenue or unbilled balances for reimbursable costs from the charterer.

Refund liabilities to charterers include invoiced revenue to be refunded to charterers for estimated reimbursable costs that exceeded the actual cost incurred and for non-compliance with performance warranties in the time charter contracts that could result in reduction of hire or other performance related payments. During the year ended December 31, 2018, the major change related to the repayment of $1,260 for lower reimbursable costs than invoiced for prior periods.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

4. Time charter revenues and minimum contractual future revenues

As at December 31, 2018, the minimum contractual future revenues to be received under the time charters as of December 31, 2018, during the next five years and thereafter are as follows:

(in thousands of U.S. dollars)	Unaudited Total
2019	$65,375
2020	65,375
2021	65,375
2022	65,375
2023	65,375
Thereafter	402,965
Total	$729,840

The long-term time charters for the Neptune and the Cape Ann have initial terms of 20 years expiring in 2029 and 2030, respectively. The time charters are accounted for as operating leases. The minimum contractual future revenues include the fixed payments for the lease and services elements for the 20 year period but exclude the variable fees from the charterer for vessel operating costs, and the subsequent modification and drydocking costs. Additionally, each time charter has options to extend the contract term for two five-year periods. Payments for option periods are not included in minimum contractual future revenues until such time as the options are exercised.

5. Financial income (expense)

	Years ended December 31,
(in thousands of U.S. dollars)	Unaudited 2018	Unaudited 2017	2016
Interest income	$468	151	$3
Interest expense:
Interest expense	(26,194)	(27,615)	(29,830)
Amortization of deferred debt issuance cost	(345)	(353)	(358)
Total interest expense	(26,539)	(27,968)	(30,188)
Unrealized gain (loss) on derivative instruments	16,992	14,388	14,183
Other financial items, net	(69)	(37)	(35)
Total financial income (expense), net	$(9,148)	(13,466)	$(16,037)

Interest expense for the years ended December 31, 2018, 2017 and 2016 included interest expense of $546, 739 and $1,655 respectively, on the subordinated shareholder loans from the Partnership and other joint venture owners (note 7). The unrealized gain (loss) on derivative instruments related to the mark-to-market adjustment on the interest rate swaps (note 12).

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

6. Vessels, net of accumulated depreciation

(in thousands of U.S. dollars)	Vessel	Dry- docking	Total
Historical cost December 31, 2016	$684,601	12,041	$696,642
Additions (Unaudited)	1,050	—	1,050
Historical cost December 31, 2017 (Unaudited)	685,651	12,041	697,692
Accumulated depreciation December 31, 2016	(120,695)	(8,760)	(129,455)
Depreciation for the year (Unaudited)	(19,222)	(1,022)	(20,244)
Accumulated depreciation December 31, 2017 (Unaudited)	(139,917)	(9,782)	(149,699)
Vessel, net December 31, 2017 (Unaudited)	$545,734	2,259	$547,993

Historical cost December 31, 2017 (Unaudited)	$685,651	12,041	$697,692
Additions (Unaudited)	6,416	4,980	11,396
Historical cost December 31, 2018 (Unaudited)	692,067	17,021	709,088
Accumulated depreciation December 31, 2017 (Unaudited)	(139,917)	(9,782)	(149,699)
Depreciation for the year (Unaudited)	(19,419)	(646)	(20,065)
Accumulated depreciation December 31, 2018 (Unaudited)	(159,336)	(10,428)	(169,764)
Vessel, net December 31, 2018 (Unaudited)	$532,731	6,593	$539,324

7. Amounts and loans due to owners and affiliates

Amounts due to owners and affiliates include trade liabilities. Trade liabilities due to owners and affiliates principally relate to service provided by affiliates and do not bear interest.

	As of December 31,
(in thousands of U.S. dollars)	Unaudited 2018	Unaudited 2017
Trade liabilities due to owners and affiliates	$1,215	$314

The long-term loans due to owners and affiliates are as follows:

	As of December 31,
(in thousands of U.S. dollars)	Unaudited 2018	Unaudited 2017
Long-term loans due to owners	$7,071	$6,526

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The loans due to owners consist of shareholders loans where the principal amounts, including accrued interest, are repaid based on available cash after servicing of long-term bank debt. The shareholder loans are due not later than the 12th anniversary of delivery date of each FSRU. The Neptune and the Cape Ann were delivered November 30, 2009 and June 1, 2010, respectively. The shareholder loans are subordinated to the long-term bank debt, consisting of the Neptune facility and the Cape Ann facility described in note 9. Under the terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of the joint ventures. The shareholder loans bear interest at a fixed rate of 8.0% per year. The Partnership is due 50% of the outstanding balance and the other joint venture partners have, on a combined basis, an equal amount of shareholder loans outstanding on the same terms to each of the joint ventures.

The shareholder loans financed part of the construction of the vessels and operating expenses until the delivery and commencement of the operations of the Neptune and the Cape Ann. In 2011, the joint ventures began repaying principal and a portion of the interest expense based on available cash after servicing of the external debt. The quarterly payments have included a payment of interest for the first month of the quarter and a repayment of principal. Interest was accrued for the last two months of the quarter for repayment at the end of the loans after the original principal was fully repaid. The joint ventures repaid the original principal of all shareholder loans during 2016 and all of the payments for the year ended December 31, 2017 represented payments of interest. No interest was paid on shareholder loans during 2018 pending the outcome of the boil-off claim, refer to note 13. In the combined statements of cash flows, the interest expense paid for the period is included in net cash flows provided from operating activities.

As of September 30, 2017, the joint ventures suspended payments on the shareholder loans pending the outcome of the boil-off claim. Accordingly, the outstanding balance on the shareholder loans is classified as long-term as of December 31, 2018 and December 31, 2017. The advances, including accrued interest, can be repaid based on available cash after servicing of long-term bank debt. There are no financial covenants in the joint ventures’ bank debt facilities, but certain other covenants and restrictions apply. Certain conditions apply to making distributions for the shareholder loans or dividends, including meeting a 1.20 historical and projected debt service coverage ratio. As of December 31, 2018, the 1.20 historical debt service coverage ratio had not been met by either SRV Joint Gas Ltd. or SRV Joint Gas Two Ltd. As a result, no payments on the shareholder loans can be made until the debt service coverage ratio is met in future periods.

8. Accrued liabilities

	As of December 31,
(in thousands of U.S. dollars)	Unaudited 2018	Unaudited 2017
Accrued external interest expense	$4,189	$4,393
Accrual historical boil-off claim (note 13)	—	23,700
Other accruals	1,055	3,319
Accrued liabilities	$5,244	$31,412

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

9. Debt

	As of December 31,
(in thousands of U.S. dollars)	Unaudited 2018	Unaudited 2017
$300 million Neptune facility	$211,664	$224,236
$300 million Cape Ann facility	219,105	231,536
Outstanding principal	430,769	455,772
Unamortized debt issuance cost	(1,118)	(1,462)
Total debt	429,651	454,310
Less: Current portion of long-term debt	(26,599)	(25,003)
Long-term debt	$403,052	$429,307

Neptune facility

In December 2007, the joint venture owning the Neptune, as the borrower, entered into a $300 million secured facility with a syndicate of banks as long-term financing of the construction of the Neptune (the “Neptune facility”). The facility is secured with a first priority mortgage of the Neptune, an assignment of its rights under the time charter and a pledge of the borrower’s cash accounts. The Partnership and the other owners of the borrower have provided a negative pledge of shares in the borrower as security for the facility. In addition, Höegh LNG Holdings Ltd. and Mitsui O.S.K. Lines, Ltd. guarantee funding of drydocking costs and remarketing efforts in the event of an early termination of the charter.

The Neptune facility is repayable in quarterly installments over twelve years with a final balloon payment of $165 million due in April 2022. The Neptune facility bears interest at a rate equal to three month LIBOR plus a margin of 0.5%. The syndicate of banks also provides interest rate swaps to the borrower (see note 12), which are not reflected in the LIBOR rate for the facility.

There were no financial covenants in the Neptune facility as of December 31, 2018 and 2017, but certain other covenants and restrictions apply. The borrower is required to maintain insurance coverage for damage to the FSRU equivalent to 120% of the aggregate outstanding loan balance and loss of hire insurance. The borrower must maintain cash accounts with the syndicate of banks for its operating account, restricted cash for debt service for the next six months including interest payment on the facility and associated interest rate swap agreements and certain distribution accounts. Cash in the operating account from charter hire will be applied for the following purposes in the following order; first, to pay operating costs, insurance, taxes and technical management fees; second, to transfer to the debt service retention account on each debt service retention date all or part of the debt service retention amount for such debt service retention date; third, to transfer funds to the restricted cash account for debt service until reserve requirements are met; finally, to transfer funds to certain distribution accounts. Certain conditions apply to making disbursements or paying dividends from the distribution accounts, including meeting a 1.20 historical and projected debt service coverage ratio, no event of default then continuing and debt service reserve, retention accounts are fully funded, or the written consent of the lenders. The facility agreement limits the borrower’s ability to incur additional debt, enter into certain material transactions and make guarantees.

As of December 31, 2018, neither the historical or projected debt service coverage ratios were met for Neptune facility. As a result, no distributions or payments on the shareholder loans can be made until the debt service coverage ratio is met in future periods.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Cape Ann facility

In December 2007, the joint venture owning the Cape Ann, as the borrower, entered into a $300 million secured facility with a syndicate of banks as long-term financing of the construction of the Cape Ann (the “Cape Ann facility”). The facility is secured with a first priority mortgage of the Cape Ann, an assignment of its rights under the time charter and a pledge of the borrower’s cash accounts. The Partnership and the other owners of the borrower have provided a negative pledge of shares in the borrower as security for the facility. In addition, Höegh LNG Holdings Ltd. and Mitsui O.S.K. Lines, Ltd. guarantee funding of drydocking costs and remarketing efforts in the event of an early termination of the charter.

The Cape Ann facility is repayable in quarterly installments over twelve years with a final balloon payment of $165 million due in October 2022. The Cape Ann facility bears interest at a rate equal to three month LIBOR plus a margin of 0.5%. The syndicate of banks also provides interest rate swaps to the borrower (see note 12), which are not reflected in the LIBOR rate for the facility.

There are no financial covenants in the Cape Ann facility as of December 31, 2018 and 2017, but certain other covenants and restrictions apply. The borrower is required to maintain insurance coverage for damage to the FSRU equivalent to 120% of the aggregate outstanding loan balance and loss of hire insurance. The borrower must maintain cash accounts with the syndicate of banks for its operating account, restricted cash for debt service for the next six months including interest payment on the facility and associated interest rate swap agreements and certain distribution accounts. Cash in the operating account from charter hire will be applied for the following purposes in the following order; first, to pay operating costs, insurance, taxes and technical management fees; second, to transfer to the debt service retention account on each debt service retention date all or part of the debt service retention amount for such debt service retention date; third, to transfer funds to the restricted cash account for debt service until reserve requirements are met; finally, to transfer funds to certain distribution accounts. Certain conditions apply to making disbursements or paying dividends from the distribution accounts, including meeting a 1.20 historical and projected debt service coverage ratio, no event of default then continuing and debt service reserve, retention accounts are fully funded, or the written consent of the lenders. The facility agreement limits the borrower’s ability to incur additional debt, enter into certain material transactions and make guarantees.

As of December 31, 2018, the historical debt service coverage ratio was not met for Cape Ann facility. As a result, no distributions or payments on the shareholder loans can be made until the debt service coverage ratio is met in future periods.

The debt is denominated in U.S. dollars and bears interest at floating rates at a weighted average interest rate for the years ended December 31, 2018, 2017 and 2016 of 2.6%, 1.7% and 1.2%, respectively.

The outstanding debt as of December 31, 2018 is repayable as follows:

(in thousands of U.S. dollars)	Unaudited Total
2019	$26,599
2020	28,297
2021	30,103
2022	345,770
Total	$430,769

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

10. Related party transactions

The joint ventures are single purpose joint ventures owning and operating the FSRUs. See note 7 for amounts and loans due to owners and affiliates. The joint ventures do not have any employees. As described in note 1, a subsidiary of Höegh LNG has charged the joint ventures for the years ended December 31, 2018, 2017 and 2016 for the provision of technical and commercial management of the FSRUs. Amounts included in the combined statements of income for the years ended December 31, 2018, 2017 and 2016 were as follows:

	Year ended December 31,
Statement of income: (in thousands of U.S. dollars)	Unaudited 2018	Unaudited 2017	2016
Vessel operating expenses:
Technical management fees for FSRUs (1)	$1,332	1,428	$1,402
Other vessel operating expenses (2)	17,287	14,076	14,415
Administrative expenses:
Commercial management fees for FRSUs (1)	700	622	544
Other fees (3)	1,034	437	862
Other administration expenses (4)	1,619	—	812
Financial income (expense):
Interest expense from shareholder loans (5)	546	739	1,655
Total	$22,518	17,302	$19,690

1)	Technical and commercial management fees for FSRUs: A subsidiary of Höegh LNG provided commercial and technical operations of the FSRUs as well as bookkeeping and administrative support for which it was paid a fixed annual fee as agreed with the charterer and other owners, respectively.
2)	Other vessel operating expenses: A subsidiary of Höegh LNG invoices the joint ventures for the actual costs incurred for vessel operating expenses such as crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.
3)	Other fees: Höegh LNG charges an annual fee to the joint ventures in accordance with agreements with the joint venture owners.
4)	Other administration expenses: Höegh LNG charges certain administration expenses to the joint ventures, including manning for the services, accommodation and travel costs, for project related work.
5)	Interest expense from shareholder loans: The Partnership and the other owners have provided subordinated financing to the joint ventures as shareholder loans.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Prepaid expenses and accrued liabilities to related parties

	As of December 31,
(in thousands of U.S. dollars)	Unaudited 2018	Unaudited 2017
Prepaid expenses and accrued liabilities to related parties
Prepaid expenses and other receivable due from affiliates	$119	$656
Accrued liabilities due to affiliates	$(355)	$(1,152)

The balances as of December 31, 2018 and 2017, relate to or are accruals for related party services.

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

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

		As of December 31,
		Unaudited 2018		Unaudited 2017
(in thousands of U.S. dollars)	Level	Carrying amount Asset (Liability)	Fair value Asset (Liability)	Carrying amount Asset (Liability)	Fair value Asset (Liability)
Recurring
Cash and cash equivalents	1	$7,958	7,958	8,100	$8,100
Restricted cash	1	39,292	39,292	33,728	33,728
Interest rate swaps	2	(61,741)	(61,741)	(78,734)	(78,734)
Other
Loans due to owners	2	(7,071)	(7,158)	(6,526)	(7,192)
Total debt	2	$(429,651)	(410,626)	(454,310)	$(427,991)

12. Risk management and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy. As of December 31, 2018 and 2017, there are no derivative instruments designated as hedges for accounting purposes.

Foreign Exchange Risk

All revenues, financing, interest expenses from financing and most expenditures for vessel improvements or modifications are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. As of December 31, 2018 and 2017, no derivative instruments have been used to manage foreign exchange risk.

Interest Rate Risk

Interest rate swaps can be utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on its outstanding floating-rate debt. As at December 31, 2018 and 2017, there were interest rate swap agreements on the floating rate debt that are not designated as hedges for accounting purposes.

As of December 31, 2018, the following interest rate swap agreements were outstanding (unaudited):

(in thousands of U.S. dollars)	Interest rate index	Unaudited Notional amount	Unaudited Fair value carrying amount liability	Term	Fixed interest rate (1)
LIBOR-based debt
Interest rate swaps (2)	LIBOR	$20,864	$3,050	Oct 2029	5.345%
Interest rate swaps (2)	LIBOR	30,148	4,419	Oct 2029	5.353%
Interest rate swaps (2)	LIBOR	150,670	22,167	Oct 2029	5.363%
Interest rate swaps (2)	LIBOR	21,515	3,307	Apr 2030	5.385%
Interest rate swaps (2)	LIBOR	31,090	4,787	Apr 2030	5.389%
Interest rate swaps (2)	LIBOR	$155,377	$24,011	Apr 2030	5.399%

(1)	Excludes the margins paid on the floating-rate loans of 0.5%
(2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table presents the location and fair value amounts of derivative instruments on the combined balance sheets.

(in thousands of U.S. dollars)	Current liabilities: derivative financial instruments	Long-term liabilities: derivative financial instruments
As of December 31, 2018 (Unaudited)
Interest rate swaps	$10,178	$51,563
As of December 31, 2017 (Unaudited)
Interest rate swaps	$10,649	$68,085

Unrealized and realized gains (losses) of the interest rate swap are recognized in earnings and reported in gain (loss) on derivative instruments in the combined statements of income.

	Years ended December 31,
(in thousands of U.S. dollars)	Unaudited 2018	Unaudited 2017	2016
Realized gains (losses)	$—	—	$—
Unrealized gains (losses)	16,992	14,388	14,183
Total	$16,992	14,388	$14,183

Credit risk and concentrations of risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables and interest rate swap agreements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counter parties. There is a single charterer for both vessels so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the charterer's financial condition. In addition, time charters generally require the payment of the time charter rates on the first banking day of the month of hire which limits the risk of non-performance. Accordingly, no collateral or other security is required. No impairment losses were incurred relating to trade receivable for the years ended December 31, 2018 and 2017. While the maximum exposure to loss due to credit risk is the book value at the balance sheet date, should the time charter terminate prematurely, there could be delays in obtaining a new time charter and the rates could be lower depending upon the prevailing market conditions.

13. Commitments and contingencies

Assets Pledged

The following table summarizes the assets pledged for debt facilities as of December 31, 2018 and 2017:

	Year ended December 31,
(in thousands of U.S. dollars)	Unaudited 2018	Unaudited 2017
Book value of vessel secured against long-term loans	$539,324	$547,993

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Claims and contingencies

Under the Neptune and the Cape Ann time charters, the joint ventures undertake to ensure that the vessel meets specified performance standards at all times during the term of the time charters. The performance standards include the vessel not exceeding a maximum average daily boil-off of LNG, subject to certain contractual exclusions, as specified in the time charter. Pursuant to the charters, the hire rate is subject to deduction by the charterer by, among other things, sums due in respect of the joint ventures’ failure to satisfy the specified performance standards during the period. The charterer requested that the joint ventures calculate and present the boil-off since the beginning of the charters, compared with maximum average daily boil-off allowed under the time charter. The charters for the Neptune and Cape Ann started in 2009 and 2010, respectively. On September 8, 2017, the charterer notified the joint ventures that it was formally making a claim for compensation in accordance with the provisions of the charters for a stated quantity of LNG exceeding the maximum average daily boil-off since the beginning for the charters. The claim asserted a gross amount of compensation of $58 million for the excess boil-off volume but the claim recognized that the calculations for the amount required adjustment for allowable exclusions under the charters. Accruals are recorded for loss contingencies or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. As of September 30, 2017, the joint ventures determined the liability associated with the boil-off claim was probable and could be reasonably estimated resulting in a total accrual of $23.7 million which was recorded as a reduction of time charter revenues in the third quarter of 2017, which remained unchanged as of December 31, 2017. The charterer and the joint ventures referred the claim to arbitration. The charterer's claim as submitted in the arbitration request was for a gross amount of $52 million, covering a shorter time period for the time period for the first performance period as defined in the time charters, as well as interest and expenses. The charterer reserved it right to make a further claim with respect to subsequent performance periods. Subsequently, the charterer and the joint ventures asked the arbitration tribunal for a partial determination on certain key contractual interpretations and the proceedings commenced in November 2018.

In March 2019, the tribunal’s determination was received. The determination did not cover all the questions of contractual interpretation on which there is disagreement between the parties. With the exception of one issue, the tribunal’s conclusions on the contractual interpretations were unambiguous. For the remaining issue related to the calculation of a deduction from the gross claim, the tribunal did not specify how the deduction should be determined. As a result, there remains significant uncertainty in the evaluation of the potential outcome of the boil-off claim. Based on the tribunal's determination, the joint ventures updated their estimates to cover the period from the start of the time charters to December 31, 2018. Accordingly, the range of estimates is not directly comparable to the $52 million gross claim initially raised by the charterer through the end of the defined performance period. Depending on interpretations of the tribunal's determination for the deduction to the gross claim and the other disputed contractual provisions, the joint ventures estimate that their aggregate liability associated with the boil-off claim is in the millions of dollars and could range between the mid-to-upper teens to the mid-$30’s. Based upon the additional information from the tribunal’s determination and updated estimates of the potential range of the liability, the joint ventures concluded the existing accrual of $23.7 million continues to represent their best estimate of the probable liability as of December 31, 2018. Accordingly, the accrual was unchanged as of December 31, 2018. As a result of the tribunal’s determination, fewer interpretative questions relating to the boil-off claim remain, narrowing the range of potential outcomes, which could facilitate a negotiated solution between the parties. However, it is also possible that the claim could ultimately be settled through further arbitration.

The joint ventures will continue to monitor this issue and adjust accruals, as might be required, based upon additional information and further developments. Höegh LNG and the other major owner guarantee the performance and payment obligations of the joint ventures under the time charters. The guarantees are joint and several for the performance obligations and several for the payment obligations. Depending on the amount and timing of the potential settlement and whether such settlement is funded by the performance guarantees by Höegh LNG and the other major owner or by the joint ventures, a settlement of the claim for boil-off with the charterer could have a material adverse effect on the joint ventures’ financial condition and results of operations. As a precaution, the joint ventures have suspended payments on their shareholder loans as of September 30, 2017 pending the outcome of the boil-off claim. Refer to note 7.

SRV JOINT GAS LTD. AND SRV JOINT GAS TWO LTD.

NOTES TO THE COMBINED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

14. Supplemental cash flow information

	Year ended December 31,
(in thousands of U.S. dollars)	Unaudited 2018		Unaudited 2017
Supplemental cash flow information:	$		$
Supplemental disclosure of operating activities
Interest paid		25,852		35,737
Supplemental disclosure of non-cash investing activities
Non-cash expenditures for vessel and other equipment		$(243)		$411

15. Subsequent events

Management evaluated subsequent events through April 10, 2019.