Form 20-F
period 2019-12-31
Hoegh LNG Partners LP
filed 2020-04-03
CIK 1603016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission File Number 001-36588

Höegh LNG Partners LP

(Exact name of Registrant as specified in its charter)

Republic of the Marshall Islands

(Jurisdiction of incorporation or organization)

Wessex House, 5th Floor

45 Reid Street

Hamilton, HM 12 Bermuda

(Address of principal executive offices)

Steffen Føreid

Wessex House, 5th Floor

45 Reid Street

Hamilton, HM 12 Bermuda

Telephone: +479-755-7406

Facsimile: +479-755-7401

steffen.foreid@hoeghlng.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common units representing limited partner interests	HMLP	New York Stock Exchange

Series A cumulative redeemable preferred units representing limited partner interests	HMLP PRA	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

33,286,284 common units representing limited partner interests

6,625,590 Series A cumulative redeemable preferred units representing limited partner interests

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐  Yes  ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒  Yes  ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐	Emerging Growth Company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards+ provided pursuant to Section 13(a) of the Exchange Act. ☐

+ The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

This annual report on Form 20-F for the year ended December 31, 2019 (this “Annual Report”) should be read in conjunction with the consolidated financial statements and accompanying notes included in this Annual Report. Unless we otherwise specify, references in this Annual Report to “Höegh LNG Partners,” “we,” “our,” “us” and “the Partnership” refer to Höegh LNG Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates. References in this Annual Report to “our general partner” refer to Höegh LNG GP LLC, the general partner of Höegh LNG Partners. References in this Annual Report to “our operating company” refer to Höegh LNG Partners Operating LLC, a wholly owned subsidiary of the Partnership. References in this Annual Report to “Höegh UK” refer to Hoegh LNG Services Ltd, a wholly owned subsidiary of our operating company. References in this Annual Report to “Höegh Lampung” refer to Hoegh LNG Lampung Pte Ltd., a wholly owned subsidiary of our operating company. References in this Annual Report to “Höegh FSRU III” refer to Höegh LNG FSRU III Ltd., a wholly owned subsidiary of our operating company. References in this Annual Report to “PT Höegh” refer to PT Hoegh LNG Lampung, the owner of the PGN FSRU Lampung. References in this Annual Report to “Höegh Cyprus” refer to Hoegh LNG Cyprus Limited including its wholly owned branch, Hoegh LNG Cyprus Limited Egypt Branch (“Egypt Branch”), a wholly owned subsidiary of our operating company and the owner of the Höegh Gallant. References in this Annual Report to “Höegh Colombia Holding” refer to Höegh LNG Colombia Holding Ltd., a wholly owned subsidiary of our operating company. References in this Annual Report to “Höegh FSRU IV” refer to Höegh LNG FSRU IV Ltd., a wholly owned subsidiary of Höegh Colombia Holding and the owner of the Höegh Grace. References in this Annual Report to “Höegh Colombia” refer to Höegh LNG Colombia S.A.S., a wholly owned subsidiary of Höegh Colombia Holding. References in this Annual Report to our or the “joint ventures” refer to SRV Joint Gas Ltd. and/or SRV Joint Gas Two Ltd., the joint ventures that own two of the vessels in our fleet, the Neptune and the Cape Ann, respectively. References in this Annual Report to “Global LNG Supply” refer to Global LNG Supply SA, and references to “Total Gas & Power” refer to Total Gas & Power Ltd., subsidiaries of Total S.A. (“Total”). References in this Annual Report to “PGN LNG” refer to PT PGN LNG Indonesia, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”). References in this Annual Report to “SPEC” refer to Sociedad Portuaria El Cayao S.A. E.S.P.

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

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements concerning future events and our operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “future,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	market conditions and trends for floating storage and regasification units (“FSRUs”) and liquefied natural gas (“LNG”) carriers, including hire rates, vessel valuations, technological advancements, market preferences and factors affecting supply and demand of LNG, LNG carriers, and FSRUs;

•	our distribution policy and ability to make cash distributions on our units or any increases in the quarterly distributions on our common units;

•	restrictions in our debt agreements and pursuant to local laws on our joint ventures' and our subsidiaries' ability to make distributions;

•	our ability to settle the boil-off claim for the joint ventures;

•	the entry by us into a new time charter for the Höegh Gallant with Höegh LNG (the “Subsequent Charter”);

•	the ability of Höegh LNG to meet its financial obligations to the Partnership pursuant to the Subsequent Charter and its guarantee and indemnification obligations, including in relation to the boil-off claim;

•	our ability to compete successfully for future chartering opportunities;

•	demand in the FSRU sector or the LNG shipping sector; including demand for our vessels;

•	our ability to purchase additional vessels from Höegh LNG in the future;

•	our ability to integrate and realize the anticipated benefits from acquisitions;

•	our anticipated growth strategies; including the acquisition of vessels;

•	our anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;

•	effects of volatility in global prices for crude oil and natural gas;

•	the effect of the worldwide economic environment;
•

the effects of outbreaks of pandemic or contagious diseases, including the length and severity of the recent worldwide outbreak of Coronavirus COVID-19 (“Coronavirus”), including its impact on our business;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in our operating expenses, including drydocking, on-water class surveys, insurance costs and bunker costs;

•	our ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the financial condition liquidity and creditworthiness of our existing or future customers and their ability to satisfy their obligations under our contracts;

•	our ability to replace existing borrowings, make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by our customers;

•	our ability to perform under our contracts and maintain long-term relationships with our customers;

•	our ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;

•	our continued ability to enter into long-term, fixed-rate charters and the hire rate thereof;

•	the operating performance of our vessels and any related claims by Total S.A. or other customers;

•	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	our ability to compete successfully for future chartering and newbuilding opportunities;

•	timely acceptance of our vessels by their charterers;

•	termination dates and extensions of charters;

•	the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;

•	the availability and cost of low sulfur fuel oil compliant with the International Maritime Organization (“IMO”) sulfur emission limit reductions generally referred to as “IMO 2020” that took effect January 1, 2020 and, absent the installation of expensive scrubbers, reduced the maximum allowable sulfur content for fuel oil used in the marine sector, including our vessels, from 3.5% to 0.5%;

•	economic substance laws and regulations adopted or considered by various jurisdictions of formation or incorporation of us and certain of our subsidiaries;

•	availability and cost of skilled labor, vessel crews and management, including possible disruptions caused by the Coronavirus outbreak;

•	the number of offhire days and drydocking requirements, including our ability to complete scheduled drydocking on time and within budget;

•	our general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under our ship management agreements, the technical information and services agreement and the administrative services agreement;

•	the anticipated taxation of the Partnership, its subsidiaries and affiliates and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	our ability to retain key employees;

•	customers’ increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	risks inherent in the operation of our vessels including potential disruption due to accidents, political events, piracy or acts by terrorists;

•	future sales of our common units, Series A preferred units or other securities in the public market;

•	our business strategy and other plans and objectives for future operations; and

•	our ability to maintain effective internal control over financial reporting and effective disclosure controls and procedures.

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

The following table presents, in each case for the years and as of the dates indicated, our selected consolidated financial and operating data. Prior to the closing of our initial public offering (“IPO”) on August 12, 2014, Höegh LNG contributed to the Partnership all of its equity interests in each of the entities that own the PGN FSRU Lampung and the joint ventures that own the Neptune and the Cape Ann. The transfer of these equity interests by Höegh LNG to the Partnership in connection with the IPO was recorded at Höegh LNG’s consolidated book values, as adjusted to US GAAP.

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

Two of the vessels in our fleet (the Neptune and the Cape Ann) are owned by our joint ventures, each of which is owned 50% by us. Under applicable accounting guidance, we do not consolidate the financial results of these two joint ventures into our financial results. We account for our 50% equity interests in these two joint ventures as equity method investments in our consolidated financial statements. We derived cash flows from the operations of these two joint ventures from interest payments on our shareholder loans to our joint ventures.

We have two segments, which are the “Majority held FSRUs” and the “Joint venture FSRUs.” As of December 31, 2019, 2018 and 2017, Majority held FSRUs included the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace. As of December 31, 2016 and 2015, Majority held FSRUs included the PGN FSRU Lampung and the Höegh Gallant. As of December 31, 2019, 2018, 2017, 2016 and 2015, Joint venture FSRUs included two 50%-owned FSRUs, the Neptune and the Cape Ann.

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

You should read the following selected financial and operating data in conjunction with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report.

(in thousands of U.S. dollars, except per unit	Year Ended December 31,
information and fleet data)	2019	2018	2017	2016	2015
Statement of Income Data:
Time charter revenues	$145,321	$144,952	$143,531	$91,107	$57,465
Other revenue	115	1,609	—	—	—
Total revenues	145,436	146,561	143,531	91,107	57,465
Vessel operating expenses	(30,870)	(24,195)	(23,791)	(16,080)	(9,679)
Construction contract expenses	—	—	(151)	(315)	—
Administrative expenses	(9,861)	(8,916)	(9,910)	(9,718)	(8,733)
Depreciation and amortization	(21,477)	(21,146)	(21,054)	(10,552)	(2,653)
Total operating expenses	(62,208)	(54,257)	(54,906)	(36,665)	(21,065)
Equity in earnings of joint ventures	6,078	17,938	5,139	16,622	17,123
Operating income (loss)	89,306	110,242	93,764	71,064	53,523
Interest income	947	725	500	857	7,568
Interest expense	(27,692)	(26,814)	(30,085)	(25,178)	(17,770)
Gain (loss) on debt extinguishment	1,030	—	—	—	—
Gain (loss) on derivative instruments	—	4,681	2,463	1,839	949
Other items, net	(3,575)	(2,907)	(3,574)	(3,333)	(2,678)
Income (loss) before tax	60,016	85,927	63,068	45,249	41,592
Income tax expense	(7,275)	(8,305)	(3,878)	(3,872)	(313)
Net income (loss)	$52,741	$77,622	$59,190	$41,377	$41,279
Non-controlling interest in net income	—	—	10,408	—	—
Preferred unitholders' interest in net income	13,850	12,303	2,480	—	—
Limited partners' interest in net income (loss)	$38,891	$65,319	$46,302	$41,377	$41,279
Earnings per unit
Common unit public (Basic and diluted)	$1.12	$1.93	$1.37	$1.58	$1.56
Common unit Höegh LNG (Basic and diluted)	$1.84	$2.03	$1.44	$1.52	$1.57
Subordinated unit (Basic and diluted)	$0.70	$2.03	$1.45	$1.52	$1.57
Cash distributions declared per unit	$1.76	$1.76	$1.72	$1.65	$1.43
Balance Sheet Data (at end of period):
Assets:
Cash and cash equivalents	$39,126	$26,326	$22,679	$18,915	$32,868
Restricted cash	20,693	19,128	20,602	22,209	25,828
Current portion of advances to joint ventures	—	—	—	6,275	7,130
Accumulated earnings in joint ventures	3,270	—	—	—	—
Long term advances to joint ventures	3,831	3,536	3,263	943	6,861
Net investment in financing lease	278,904	283,073	286,626	290,111	293,303
Total assets	1,012,800	1,023,040	1,058,959	810,467	763,743
Liabilities and equity:
Accumulated losses of joint ventures	—	2,808	20,746	25,886	42,507
Amount, loans and promissory notes due to owners and affiliates	2,513	2,301	1,417	1,374	10,891
Long term debt	412,301	390,087	434,845	300,440	330,635
Revolving credit and seller’s credit due to owners and affiliates	8,792	39,292	51,832	43,005	47,000
Total Partners' capital (excluding other comprehensive income (loss))	519,453	525,774	477,407	370,526	257,039
Total liabilities and equity	$1,012,800	$1,023,040	$1,058,959	$810,467	$763,743
Cash Flow Data:
Net cash provided by (used in) operating activities	$85,252	$91,681	$79,947	$36,599	$32,778
Net cash provided by (used in) investing activities	(269)	3,067	(38,450)	(83,084)	15,455
Net cash provided by (used in) financing activities	(70,625)	(92,478)	(39,340)	29,059	(56,234)
Fleet data
Number of vessels	5	5	5	4	4
Average age (in years)	6.9	5.9	4.9	4.8	3.8
Average charter length remaining excluding options (in years)	9.5	10.5	11.5	13.1	14.1
Average charter length remaining including options (in years)	16.5	17.5	18.5	19.4	20.4
Other Financial Data:
Segment EBITDA (1)	$138,094	$145,687	$112,156	$99,159	$72,258
Capital expenditures
Expenditures for vessels and equipment	$269	$747	$21	$537	$955
Selected Segment Data:
Joint venture FSRUs (proportionate consolidation) (2)
Segment Statement of Income Data:
Time charter revenues	$42,433	$43,169	$42,165	$43,272	$42,698
Segment EBITDA (1)	33,389	32,237	21,687	34,165	33,205
Operating income	$23,359	$22,512	$11,872	$24,640	$23,978
Segment Balance Sheet Data (at end of year):
Vessels, net of accumulated depreciation	$252,789	$261,614	$265,642	$274,932	$283,539
Total assets	$284,174	$286,283	$287,562	$298,712	$303,390
Segment Capital expenditures:
Expenditures for vessels and equipment	$1,108	$5,795	$524	$783	$13,095

(1)	Segment EBITDA is a Non-GAAP financial measure. Please read “Non-GAAP Financial Measures” below.

(2)	Please read “Item 5. Operating and Financial Review and Prospects” below and note 4 of our consolidated financial statements for information on the basis of presentation for the Joint venture FSRUs segment.

Non-GAAP Financial Measures

Segment EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation, amortization and impairment, taxes and other financial items less non-controlling interest in Segment EBITDA. Other financial items consist of gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses and other). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation, amortization and impairment and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common or preferred units. Segment EBITDA is a non-GAAP financial measure and should not be considered an alternative to net income, operating income or any other measure of financial performance presented in accordance with US GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable US GAAP financial measure, for the periods presented:

	Year ended December 31, 2019
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$70,934	6,078	(24,271)	52,741			$52,741	(3)
Interest income	(449)	(415)	(498)	(1,362)	415	(4)	(947)
Interest expense	9,582	12,485	18,110	40,177	(12,485)	(4)	27,692
Depreciation, amortization and impairment	21,477	10,030	—	31,507	(10,030)	(5)	21,477
Other financial items (2)	2,348	5,211	197	7,756	(5,211)	(6)	2,545
Income tax (benefit) expense	7,278	—	(3)	7,275			7,275
Equity in earnings of JVs:
Interest (income) expense, net	—	—	—	—	12,070	(4)	12,070
Equity in earnings of JVs:
Depreciation and amortization	—	—	—	—	10,030	(5)	10,030
Equity in earnings of JVs:
Other financial items (2)	—	—	—	—	5,211	(6)	5,211
Segment EBITDA	$111,170	33,389	(6,465)	138,094			$138,094

	Year ended December 31, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$68,168	17,938	(8,484)	77,622			$77,622 (3)
Interest income	(305)	(234)	(420)	(959)	234	(4)	(725)
Interest expense	23,875	13,270	2,939	40,084	(13,270)	(4)	26,814
Depreciation and amortization	21,146	9,725	—	30,871	(9,725)	(5)	21,146
Other financial items (2)	(1,870)	(8,462)	96	(10,236)	8,462	(6)	(1,774)
Income tax (benefit) expense	8,253	—	52	8,305			8,305
Equity in earnings of JVs:
Interest (income) expense, net	—	—	—	—	13,036	(4)	13,036
Equity in earnings of JVs:
Depreciation and amortization	—	—	—	—	9,725	(5)	9,725
Equity in earnings of JVs:
Other financial items (2)	—	—	—	—	(8,462)	(6)	(8,462)
Segment EBITDA	$119,267	32,237	(5,817)	145,687			$145,687

	Year ended December 31, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$63,628	5,139	(9,577)	59,190			$59,190 (3)
Interest income	(18)	(76)	(482)	(576)	76	(4)	(500)
Interest expense	26,151	13,983	3,934	44,068	(13,983)	(4)	30,085
Depreciation and amortization	21,054	9,815	—	30,869	(9,815)	(5)	21,054
Other financial items (2)	1,060	(7,174)	51	(6,063)	7,174	(6)	1,111
Income tax (benefit) expense	3,893	—	(15)	3,878			3,878
Equity in earnings of JVs:
Interest (income) expense, net	—	—	—	—	13,907	(4)	13,907
Equity in earnings of JVs:
Depreciation and amortization	—	—	—	—	9,815	(5)	9,815
Equity in earnings of JVs:
Other financial items (2)	—	—	—	—	(7,174)	(6)	(7,174)
Non-controlling interest in Segment EBITDA	(19,210)	—	—	(19,210)			(19,210)
Segment EBITDA	$96,558	21,687	(6,089)	112,156			$112,156

	Year ended December 31, 2016
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$35,803	16,622	(11,048)	41,377			$41,377 (3)
Interest income	—	(2)	(857)	(859)	2	(4)	(857)
Interest expense	20,107	15,094	5,071	40,272	(15,094)	(4)	25,178
Depreciation and amortization	10,552	9,525	—	20,077	(9,525)	(5)	10,552
Other financial items (2)	1,435	(7,074)	59	(5,580)	7,074	(6)	1,494
Income tax (benefit) expense	3,852	—	20	3,872			3,872
Equity in earnings of JVs:
Interest (income) expense, net	—	—	—	—	15,092	(4)	15,092
Equity in earnings of JVs:
Depreciation and amortization	—	—	—	—	9,525	(5)	9,525
Equity in earnings of JVs:
Other financial items (2)	—	—	—	—	(7,074)	(6)	(7,074)
Segment EBITDA	$71,749	34,165	(6,755)	99,159			$99,159

	Year ended December 31, 2015
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$24,807	17,123	(651)	41,279			$41,279 (3)
Interest income	—	—	(7,568)	(7,568)	—	(4)	(7,568)
Interest expense	15,617	16,113	2,153	33,883	(16,113)	(4)	17,770
Depreciation and amortization	2,653	9,227	—	11,880	(9,227)	(5)	2,653
Other financial items (2)	1,709	(9,257)	20	(7,528)	9,257	(6)	1,729
Income tax (benefit) expense	333	—	(20)	313			313
Equity in earnings of JVs:
Interest (income) expense, net	—	—	—	—	16,113	(4)	16,113
Equity in earnings of JVs:
Depreciation and amortization	—	—	—	—	9,227	(5)	9,227
Equity in earnings of JVs:
Other financial items (2)	—	—	—	—	(9,257)	(6)	(9,257)
Segment EBITDA	$45,119	33,205	(6,066)	72,258			$72,258

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs that are reflected in the consolidated net income for the Partnership's share of the Joint venture FSRUs net income (loss) on the Equity in earnings (loss) of joint ventures line item in the consolidated income statement. Separate adjustments from the consolidated net income to Segment EBITDA for the Partnership's share of the Joint venture FSRUs are included in the reconciliation lines starting with “Equity in earnings of JVs.”

(2)	Other financial items consist of gain and loss on debt extinguishment, gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Inherent in Our Business

Our fleet consists of five vessels as of March 31, 2020. Any limitation on the availability or operation of those vessels could have a material adverse effect on our business, financial condition and results of operations and could significantly reduce our ability to make distributions to our unitholders.

Our fleet consists of five vessels. If any of these vessels is unable to generate revenues as a result of off-hire time, early termination of the applicable time charter, purchase of the vessel by the charterer or otherwise, our financial condition and ability to make distributions to unitholders could be materially and adversely affected.

The charters relating to our vessels permit the charterer to terminate the charter in the event that the vessel is off-hire for any extended period. The charters also allow the charterer to terminate the charter upon the occurrence of specified defaults by us or in certain other cases, including termination without cause, due to force majeure or disruptions caused by war. Furthermore, PGN LNG was granted an option to purchase the PGN FSRU Lampung at specified prices commencing in June 2018 and SPEC has the option to purchase the Höegh Grace in year 10, year 15 and year 20 of its charter. The termination of any of our charters could have a material adverse effect on our business, financial condition and results of operations and could significantly reduce our ability to make cash distributions to our unitholders. For further details regarding termination of our charters, please read “Item 4.B. Business Overview—Vessel Time Charters— Neptune Time Charter—Termination,” “— PGN FSRU Lampung Time Charter—Termination and —Purchase Option,” “—Höegh Gallant Time Charter—Termination,” “— Höegh Grace Charter—Term and Termination and —Purchase Option.” We may be unable to charter the applicable vessel, or replacement vessel, on terms as favorable to us as those of the terminated charter.

We are dependent on Total Gas & Power, PGN LNG, Höegh LNG and SPEC as the sole customers for our vessels. A deterioration of the financial viability of Total Gas & Power, PGN LNG, Höegh LNG or SPEC or our relationship with Total Gas & Power Global LNG Supply, PGN LNG, Höegh LNG or SPEC or the loss of Total Gas & Power, PGN LNG, Höegh LNG or SPEC as a customer, would have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

For the years ended December 31, 2019, 2018 and 2017, PGN LNG, Höegh LNG’s subsidiary, EgyptCo, and SPEC accounted for all of the revenues in our consolidated income statement. For each of the years ended December 31, 2019, 2018, and 2017, Global LNG Supply accounted for all of the revenues of our joint ventures from which we derived all of our equity in earnings of joint ventures. Our joint ventures’ time charters were novated from Global LNG Supply to Total Gas & Power in February 2020. A deterioration in the financial viability of Total Gas & Power, PGN LNG, Höegh LNG or SPEC or the loss of Total Gas & Power, PGN LNG, Höegh LNG or SPEC as a customer, or a decline in payments under any of the related charters, would have a greater adverse effect on us than for a company with a more diverse customer base, and could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

We or our joint ventures could lose a customer or the benefits of a charter as a result of a breach by the customer of a charter or other unanticipated developments, such as:

•	the customer failing to make charter payments or reducing charter payments because of its financial inability, disagreements with us or our joint venture partners or otherwise;

•	the insolvency, bankruptcy or liquidation of a customer or termination of the charter as a result thereof;

•	the customer exercising its right to terminate the charter in certain circumstances, such as: (i) defaults of our or our joint ventures’ obligations under the applicable charter, including breaches of performance standards or prolonged periods of off-hire; (ii) with respect to the Neptune, the Cape Ann and the Höegh Gallant, in the event of war that would materially interrupt the performance of the time charter; or (iii) with respect to the PGN FSRU Lampung, in the event of specified types of force majeure;

•	the charter terminating automatically if the vessel is lost or deemed a constructive loss;

•	with respect to the Höegh Gallant, the inability of Höegh LNG to perform under the Subsequent Charter following the exercise of our option on February 27, 2020 to cause Höegh LNG to charter the Höegh Gallant at the expiration of the current Höegh Gallant time charter; see “Item 7.B. Related Party Transactions—Acquisition of the Höegh Gallant ”;

•	with respect to the PGN FSRU Lampung or the Höegh Grace, the charterer exercising its option to purchase the vessel; or

•	a prolonged force majeure event that materially interrupts the performance of the time charter.

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

In September 2017, the charterer of the Neptune and the Cape Ann made a performance claim to the joint ventures that own the vessels. This claim could reduce charter payments to such joint ventures. As a precaution, such joint ventures have suspended payments under the shareholder loans. Our ability to make cash distributions to our unitholders depends on the performance of our joint ventures, subsidiaries and other investments. If we do not receive cash distributions or repayments under loan agreements from our joint ventures or if they are not sufficient, we will not be able to make cash distributions to unitholders unless we obtain funds from other sources. We may not be able to obtain the necessary funds from other sources on terms acceptable to us. Please read “Settlement of the boil-off performance claims is expected to reduce our joint ventures' ability to distribute cash to us.”

Any event, whether in our industry or otherwise, that adversely affects a customer’s financial condition, leverage, results of operations, cash flows or demand for our services may adversely affect our ability to sustain or increase cash distributions to our unitholders. Accordingly, we are indirectly subject to the business risks of our customers, including their level of indebtedness and the economic conditions and government policies in their areas of operation. Further, not all of our charters have parent company guarantees. For example, Total Gas & Power’s obligations under the Neptune and the Cape Ann charters are not guaranteed by its parent, Total.

The ability of each of our customers to perform its obligations under its applicable charter depends on its future financial condition and economic performance, which, in turn, will depend on prevailing economic conditions and financial, business and other factors, many of which are beyond its control.

Höegh LNG has financial obligations to us pursuant to the Subsequent Charter and its guarantee and indemnification obligations, including those related to the boil-off claim. The inability of Höegh LNG to meet its financial obligations to us would have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Pursuant to an option agreement, we had the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025, at a rate equal to 90% of the rate payable pursuant to the current charter, plus any incremental taxes or operating expenses as a result of the new charter. On February 27, 2020, we exercised our option pursuant to the option agreement and we intend to enter into a Subsequent Charter with Höegh LNG for the Höegh Gallant, the final terms of which are subject to approval by the Partnership’s conflicts committee and board of directors.

In February 2020, each of the joint ventures and the charterer reached a commercial settlement addressing all the past and future claims related to boil-off with respect to the Neptune and the Cape Ann. The settlement amount is in line with the accrual made by the joint ventures. Accordingly, the accrual was unchanged as of December 31, 2019. The settlement reached is subject to executing final binding agreements between the parties and the necessary board of directors’ and lenders’ approvals. The final settlement and release agreements were signed on and had an effective date of April 1, 2020. Among other things, the settlement provides that 1) the boil-off claim, up to the signature date of the settlement agreements, will be settled for an aggregate amount of $23.7 million, paid in instalments during 2020, 2) the costs of arbitration will be equally split between the parties and each party will settle its legal and other costs, 3) the joint ventures have or will implement technical upgrades on the vessels at their own cost to minimize boil-off, and 4) the relevant provisions of the time charters will be amended regarding the computation and settlement of prospective boil-off claims. We will be indemnified by Höegh LNG for our 50% share of the cash impact of the settlement, the arbitration costs and any legal expenses, the technical modifications of the vessels and any prospective boil-off claims or other direct impacts of the settlement agreement.

Höegh LNG’s ability to make payments to us under the Subsequent Charter and for the indemnification related to the boil-off claim may be affected by events beyond either of the control of Höegh LNG or us, including opportunities to obtain new employment for the vessel, and prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Höegh LNG’s ability to meet its obligations to us may be impaired. If Höegh LNG is unable to meet its obligations to us under the Subsequent Charter, our financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

14

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

Hire rates for FSRUs fluctuate over time as a result of changes in the supply-demand balance relating to current and future vessel supply. This supply-demand relationship largely depends on a number of factors outside our control. For example, driven in part by an increase in LNG production capacity, the market supply of FSRUs has been increasing as a result of the construction of new vessels before FSRU projects have matured to the point of entering FSRU contracts. The increase in supply has resulted in increased competition for FSRU contracts resulting in lower FSRU prices for recent contracts awarded. As of December 31, 2019, the FSRU order book totaled 7 vessels and the delivered FSRU fleet stood at 35 vessels. We believe any future expansion of the FSRU fleet may have a negative impact on charter hire rates, vessel utilization and vessel values, which impact could be amplified if the expansion of LNG production capacity or the approval of FSRU projects does not keep pace with the growth of the global fleet. The LNG market is also closely connected to world natural gas prices and energy markets, which we cannot predict. An extended decline in natural gas prices that leads to reduced investment in new liquefaction facilities could adversely affect our ability to re-charter our vessels at acceptable rates or to acquire and profitably operate new FSRUs. Accordingly, this could have a material adverse effect on our earnings and our ability to make distributions to our unitholders.

Fluctuations in overall LNG supply and demand growth could adversely affect our ability to secure future long-term charters.

Demand for LNG depends on a number of factors, including economic growth, the cost effectiveness of LNG compared to alternative fuels, environmental policy and the perceived need to diversify fuel mix for energy security reasons. The cost effectiveness of LNG compared to alternative fuels is also dependent on supply. A change in any of the factors influencing LNG demand, or an imbalance between supply and demand, could adversely affect the need for LNG infrastructure and our ability to secure additional long-term charters. Due in part to the Coronavirus outbreak, there has been a recent decline in natural gas and LNG prices. Volatility in natural gas prices globally may limit the willingness and ability of developers of new LNG infrastructure projects to approve the development of such new projects. Delayed development decisions may materially adversely affect our growth prospects and results of operations.

16

Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business.

Our operations are subject to risks related to outbreaks of infectious diseases. In December 2019, the Coronavirus, a virus causing potentially deadly respiratory tract infections was first reported in Wuhan, China. On January 30, 2020, the World Health Organization declared the Coronavirus to constitute a “Public Health Emergency of International Concern” and subsequently, on March 11, 2020, declared the Coronavirus to be a “Pandemic”. Many countries have declared a state of emergency due to the outbreak. The outbreak has negatively affected economic conditions, energy prices and the demand for LNG and LNG shipping regionally as well as globally and may otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures. Those measures, though temporary in nature, may continue and increase depending on developments in the virus’ outbreak. As a result of these measures, our vessels may not be able to call on ports or may be restricted from embarking and disembarking from ports, located in regions affected by Coronavirus.

Although our operations have not been affected by the Coronavirus outbreak to date, the ultimate length and severity of the Coronavirus outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our future operations, which could be material and adverse. We believe our primary risk and exposure related to uncertainty of cash flows from our long-term time charter contracts is due to the credit risk associated with the individual charterers. Payments are due under time charter contracts regardless of the demand for the charterers’ gas output or the utilization of the FSRU. It is therefore possible that charterers may not make payments for time charter invoices in times of reduced demand. Furthermore, should there be an outbreak of the Coronavirus on board one of our FSRUs or an inability to replace critical supplies or replacement parts due to disruptions to third-party suppliers, adequate crewing or supplies may not be available to fulfill our obligations under our time charter contracts. This could result in off-hire or warranty payments under performance guarantees which would reduce revenues for the impacted period. In addition, if financial institutions providing our interest rate swaps or lenders under our revolving credit facility are unable to meet their obligations, we could experience higher interest expense or be unable to obtain funding. If our charterers or lenders are unable to meet their obligations to us under their respective contracts or if we are unable to fulfill our obligations under our time charter contracts, our financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected. We do not have long-term debt maturing in the next twelve months. However, the Lampung facility must be refinanced in 2021. Should we be unable to obtain refinancing for the Lampung facility in 2021, we may not have sufficient funds or other assets to satisfy all of our obligations, which would have a material adverse effect on our business, results of operations and financial condition.

In addition, trading prices of our units have recently declined significantly and may continue to decline due in part to the impact of the Coronavirus. Failure to control the continued spread of the Coronavirus could significantly impact economic activity and demand for our vessels, which could further negatively affect our business, financial condition, results of operations and cash available for distribution and could result in further declines in our unit price.

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

We conduct all of our operations outside of the United States and expect to continue to do so for the foreseeable future. Some of the countries in which we are engaged in business or where our vessels are registered, for example, Indonesia, Colombia and starting in 2020, India, have historically less developed and less stable tax regimes than the United States. We are affected by tax regulations in those countries with respect to withholding taxes, value added taxes, payroll taxes, property taxes, taxes on certain financial transactions and corporate income taxes. Tax regulations, guidance and interpretation in these countries may not always be clear and may not contemplate floating infrastructure activities, such as FSRUs. In addition, such regulations may be subject to alternative interpretations or changes in interpretations over time, including as a result of audits by the local tax authorities. In this regard, our Indonesian subsidiary is subject to examination by the Indonesian tax authorities for up to five years following the completion of a fiscal year, and our subsidiaries in Singapore and Colombia are subject to examination by tax authorities for up to four years and three years, following the completion of a fiscal year or from the date of the tax return, respectively. As a result of a tax audit in Indonesia for the fiscal years ended December 31, 2013 and 2014, certain additional withholding tax amounts were paid by our Indonesian subsidiary and downward adjustments were made to the amount of our Indonesian subsidiary’s tax loss carryforwards. As a result of new regulations related to property taxes in Indonesia for the fiscal year ended December 31, 2019, retroactive property tax and penalties were assessed for the years from 2015 to 2019. To the extent that future adjustments result in material additional tax liabilities being imposed on our subsidiaries, this would adversely impact our ability to make cash distributions to our unitholders. Please read “Item 5.D. Operating and Financial Review and Prospects—Trend Information” and note 18 under “Indonesian corporate income tax” and “Indonesian property tax” to our consolidated financial statements.

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

We may not have sufficient cash from operations to pay the quarterly distributions on our Series A preferred units or our common units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations. We generate cash from our operations and through distributions from our joint ventures, and as such our cash from operations is dependent on our operations and the cash distributions and operations of our joint ventures, each of which may fluctuate based on the risks described herein, including, among other things:

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

At present, we only have two sources of available working capital borrowings that can be used to fund our general partnership purposes, including working capital and distributions: the $63 million revolving credit tranche under our $385 million facility and the $85 million revolving credit facility with Höegh LNG. Höegh LNG’s ability to make loans under the revolving credit facility may be affected by events beyond its and our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our and their ability to comply with the terms of the revolving credit facility may be impaired. If we request a borrowing under the revolving credit facility, Höegh LNG may not have, or be able to obtain, sufficient funds to make loans under the revolving credit facility. In the event that Höegh LNG is unable to make loans to us pursuant to the revolving credit facility, or a default or other circumstance prohibits us from borrowing loans thereunder our financial condition, results of operations and ability to make cash distributions to our unitholders could be materially adversely affected.

Our ability to grow and to meet our financial needs may be adversely affected by our cash distribution policy.

Our cash distribution policy, which is consistent with our partnership agreement, requires us to pay the distribution on our Series A preferred units, which rank senior to our common units, and then distribute all of our available cash (as defined in our partnership agreement) to our common units each quarter. Accordingly, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.

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

Settlement of the boil-off performance claims is expected to reduce our joint ventures' ability to distribute cash to us.

Pursuant to their charters with Global LNG Supply, which were novated to Total Gas and Power in February 2020, the joint ventures ensure that the Neptune and the Cape Ann meet certain performance standards. The performance standards under each charter require that the vessel not exceed a maximum average daily boil-off of LNG, subject to certain contractual exclusions. Pursuant to the charters, the hire rate is subject to reduction by charterer in the event of failure to satisfy the performance standards. The charterer requested that the joint ventures calculate and present the boil-off since the beginning of the time charters, compared with the maximum average daily boil-off allowed under the charters. The charters for the Neptune and Cape Ann started in 2009 and 2010, respectively. On September 8, 2017, the charterer notified the joint ventures that it was formally making a claim for compensation in accordance with the provisions of the charters for a stated quantity of LNG exceeding the maximum average daily boil-off since the beginning of the charters.

As of September 30, 2017, the joint ventures determined the liability associated with the boil-off claim was probable and could be reasonably estimated resulting in a total accrual of $23.7 million, which was recorded as a reduction of time charter revenues. The Partnership's 50% share of the accrual as of September 30, 2017 was approximately $11.9 million. As a precaution, the joint ventures suspended payments on their shareholder loans as of September 30, 2017 pending the outcome of the boil-off claim. As of December 31, 2017, the accrual was unchanged. The charterer and the joint ventures referred the claim to arbitration. The charterer's claim as submitted in the arbitration request was a gross amount of $52 million, covering the time period for the first performance period as defined in the time charters, and interest and expenses. Subsequently, the charterer and the joint ventures asked the arbitration tribunal for a partial determination on certain key contractual interpretations and the proceedings commenced in November 2018. In March 2019, the tribunal’s determination was received. The determination did not cover all the questions of contractual interpretation on which there is disagreement between the parties. On the questions that the tribunal was asked to determine, certain issues were determined in favor of the charterer and one issue was determined in favor of the joint ventures. With the exception of one issue, the tribunal’s conclusions on the contractual interpretations were unambiguous. For the remaining issue related to the calculation of a deduction from the gross claim, the tribunal did not specify how the deduction should be determined. As a result, there was significant uncertainty in the evaluation of the potential outcome of the boil-off claim. The joint ventures concluded the existing accrual continued to represent their best estimate of the probable liability as of December 31, 2018. Accordingly, the accrual was unchanged as of December 31, 2018.

On June 14, 2019, the charterer served an updated claim submission for approximately $54 million to the tribunal, incorporating claims for the second performance period and certain other claims. The owners did not agree with the charterer's claims or its interpretation of the deduction to the gross claim in accordance with the tribunal's determination. The joint ventures assessed the additional information available and updated the estimates for the potential range of outcomes for the periods ended March 31, 2019, June 30, 2019 and September 30, 2019. As of each of these dates, the joint ventures concluded the recorded accrual continued to be the best estimate within the range. The parties have continued discussions with the objective of reaching a negotiated solution to settle the boil-off claim. In February 2020, each of the joint ventures and the charterer reached a commercial settlement addressing all the past and future claims related to boil-off with respect to the Neptune and the Cape Ann. The settlement amount is in line with the accrual made by the joint ventures. Accordingly, the accrual was unchanged as of December 31, 2019. The settlement reached is subject to executing final binding agreements between the parties and the necessary board of directors’ and lenders’ approvals. The final settlement and release agreements were signed on and had an effective date of April 1, 2020. Among other things, the settlement provides that 1) the boil-off claim, up to the signature date of the settlement agreements, will be settled for an aggregate amount of $23.7 million, paid in instalments during 2020, 2) the costs of arbitration will be equally split between the parties and each party will settle its legal and other costs, 3) the joint ventures have or will implement technical upgrades on the vessels at their own cost to minimize boil-off, and 4) the relevant provisions of the time charters will be amended regarding the computation and settlement of prospective boil-off claims.

The joint ventures expect to pay the boil-off settlement with accumulated cash and certain restricted cash balances on the joint ventures respective balance sheets as of December 31, 2019 and with cash flows from operations in 2020. The settlement of the claim will be prioritized over the payment of the shareholder loans. The suspension of the payments of the shareholder loans reduces cash flows available to us. Our ability to make cash distributions to our unitholders depends on the performance of our joint ventures, subsidiaries and other investments. If we do not receive cash distributions or repayments under loan agreements from our joint ventures or if they are not sufficient, we will not be able to make cash distributions to unitholders unless we obtain funds from other sources. We may not be able to obtain the necessary funds from other sources on terms acceptable to us. The Partnership will be indemnified by Höegh LNG for its share of the cash impact of the settlement, the arbitration costs and any legal expenses, the technical modifications of the vessels and any prospective boil-off claims or other direct impacts of the settlement agreement. The remaining costs to be incurred for the technical modifications of the vessels are estimated to be $0.8 million, of which the Partnership’s 50% share would be $0.4 million. Höegh LNG will indemnify the Partnership for the Partnership’s share of such costs.

We are a holding entity that has historically derived a portion of our income from equity interests in our joint ventures. Neither we nor our joint venture partners exercise affirmative control over our joint ventures. Accordingly, we cannot require our joint ventures to act in our best interests. Furthermore, our joint venture partners may prevent our joint ventures from taking action that may otherwise be beneficial to us, including making cash distributions to us. A deadlock between us and our joint venture partners could result in our exchanging equity interests in one of our joint ventures for the equity interests in our other joint venture held by our joint venture counterparties or in us or our joint venture partner selling shares in a joint venture to a third party.

We are a holding entity and conduct our operations and businesses through subsidiaries. We have historically derived a portion of our income from our 50% equity interests in our joint ventures that own the Neptune and the Cape Ann. Please read “Item 4.B. Business Overview—Shareholder Agreements” for a description of the shareholders’ agreement governing our joint ventures. Our ability to make cash distributions to our unitholders will depend on the performance of our joint ventures, subsidiaries and other investments. If our joint venture partners do not approve cash distributions or if they are not sufficient, we will not be able to make cash distributions unless we obtain funds from other sources. We may not be able to obtain the necessary funds from other sources on terms acceptable to us. The approval of a majority of the members of the board of directors is required to consent to any proposed action by such joint ventures and, as a result, we will be unable to cause our joint venture to act in our best interests over the objection of our joint venture partners or make cash distributions to us. Our inability to require our joint ventures to act in our best interests may cause us to fail to realize expected benefits from our equity interests and could adversely affect our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

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

As of December 31, 2019, we had outstanding principal on long-term bank debt of $466.1 million, and revolving credit due to owners and affiliates of $8.8 million and our joint ventures had outstanding principal on long-term debt of $202.1 million, of which 50% is our share.

On January 29, 2019, we entered into a loan agreement with a syndicate of banks to refinance the outstanding balances of the credit facility secured by the Höegh Gallant and the Höegh Grace. The facility is structured as a term loan with commercial and export credit tranches for each vessel to refinance outstanding amounts under the existing credit facility secured by the Höegh Gallant and the Höegh Grace and a revolving credit tranche for the Partnership with a drawing capacity of $63 million (the "$385 million facility"). On January 31, 2019, we drew $320 million under the commercial term loans and the export credit tranches on the new facility to settle $303.2 million and $1.6 million of the outstanding balance and accrued interest, respectively, of the credit facility secured by the Höegh Gallant and the Höegh Grace and $5.5 million to pay arrangement fees under the new facility. On August 12, 2019, we drew $48.3 million under the revolving credit tranche, of which $34.0 million was used to repay part of the outstanding balance on the $85 million revolving credit facility due to Höegh LNG. Refer to “Item 5. B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt—$385 million facility.”

As of March 31, 2020, we had outstanding principal on long-term bank debt of $455.0 million and revolving credit due to owners and affiliates of $8.8 million and our 50% share of our joint ventures had outstanding principal on long-term debt of $397.3 million. In addition, we have the ability to incur additional debt, and as of March 31, 2020 we had the ability to borrow an additional $76.2 million under our $85 million revolving credit facility with Höegh LNG and $14.7 million on the $63 million revolving credit tranche of the $385 million facility, subject to certain limitations. If we acquire additional vessels or businesses, our consolidated debt may significantly increase. We may incur additional debt under these or future credit facilities. Our joint ventures’ credit facilities will mature in 2022 and require an aggregate principal repayment of approximately $330 million, of which 50% is our share. A portion of the credit facility secured by the PGN FSRU Lampung will mature in 2021 and requires that an aggregate principal amount of $16.5 million be refinanced. If such principal repayment is not refinanced, the export credit tranche of the PGN FSRU Lampung financing that will have an outstanding balance of $68.2 million at this time may be accelerated together with the attendant hedges. A portion of the $385 million facility secured by the Höegh Gallant and the Höegh Grace will mature in 2026, respectively, and requires that an aggregate principal amount of $136.1 million be refinanced. If the principal repayment is not refinanced, the export credit tranche secured by the Höegh Gallant and the Höegh Grace financing, that will have an outstanding balance of $9.5 million may be accelerated. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt—Lampung Facility” and “—$385 million Facility.”

Our level of debt could have important consequences to us, including the following:

•	our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be limited, or such financing may not be available on favorable terms;

•	we will need a substantial portion of our cash flows to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally;

•	our debt level may limit our flexibility in responding to changing business and economic conditions; and

•	if we are unable to satisfy the restrictions included in any of our financing arrangements or are otherwise in default under any of those arrangements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to you, notwithstanding our stated cash distribution policy.

Our ability to service or refinance our debt will depend on, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service or refinance our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all. In addition, the recent Coronavirus outbreak has negatively impacted, and may continue to negatively impact, global economic activity, demand for energy (including LNG and LNG shipping) and funds flows and sentiment in the global financial markets. Continued economic disruption caused by the continued failure to control the spread of the virus could significantly impact our ability to obtain additional debt financing.

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

Our joint ventures’, Höegh LNG’s and our ability to comply with covenants and restrictions contained in financing arrangements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our and their ability to comply with these covenants may be impaired. If restrictions, covenants, ratios or tests in debt instruments are breached, a significant portion of the obligations may become immediately due and payable, and the lenders’ commitment to make further loans may terminate. We and/or our joint ventures or Höegh LNG may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, obligations under our and our joint ventures’ financing arrangements are secured by our vessels and the Lampung facility is guaranteed by Höegh LNG, and if they are unable to repay debt under our financing arrangements, the lenders could seek to foreclose on those assets. Please read “Item 5.B. Liquidity and Capital Resources.”

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

Furthermore, our financing arrangements require that we maintain minimum amounts of free liquid assets and our subsidiaries and joint ventures to hold cash reserves that are, in certain cases, held for specifically designated uses, including working capital, operations and maintenance and debt service reserves, and are generally subject to “waterfall” provisions that allocate project revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) and the remaining cash is distributable to us only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical and in some cases, projected, debt service coverage ratio. In addition, the laws governing our joint ventures and subsidiaries may prevent us from making dividend distributions. Our joint ventures are subject to restrictions under the laws of the Cayman Islands and may only pay distributions out of profits or capital reserves if the joint venture entity is solvent after the distribution, Höegh Lampung is subject to Singapore laws and may make dividend distributions only out of profits. Dividends may only be paid by PT Höegh if its retained earnings are positive under Indonesian law and requirements are fulfilled under the Lampung facility. In addition, PT Höegh as an Indonesian incorporated company is required to establish a statutory reserve equal to 20% of its paid up capital. The dividend can only be distributed if PT Höegh’s retained earnings are positive after deducting the statutory reserve. PT Höegh has not established the required statutory reserves as of December 31, 2019 and therefore cannot make dividend payments to us under Indonesia law. However, subject to meeting a debt service ratio of 1.20 to 1.00, PT Höegh can distribute cash from its cash flow from operations to us as payment of intercompany accrued interest and / or intercompany debt, after quarterly payments of the Lampung facility and fulfilment of the “waterfall” provisions to meet operating requirements as defined by the Lampung facility. Under Cayman Islands law, Höegh FSRU IV and Höegh Colombia Holding may only pay distributions out of profits or capital reserves if the entity is solvent after the distribution. Dividends from Höegh Cyprus may only be distributed out of profits and not from the share capital of the company. Dividends and other distributions from Höegh Cyprus, Höegh Colombia and Höegh FSRU IV may only be distributed if after the dividend payment, the Partnership would remain in compliance with the financial covenants under the $385 million facility. Please read “Item 8.A. Consolidated Statements and Other Financial Information—The Partnership’s Cash Distribution Policy—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”

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

Höegh LNG guarantees the obligations of PT Höegh, the owner of the PGN FSRU Lampung, under the Lampung facility (as described in “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt”). Pursuant to the terms of the Lampung facility, Höegh LNG must, among other things, maintain minimum book equity and comply with certain minimum liquidity financial covenants. Failure by Höegh LNG to satisfy any of the covenants applicable to Höegh LNG would result in a default under the Lampung facility. The lenders of the Lampung facility may foreclose upon any collateral securing that debt, including arrest and seizure of the PGN FSRU Lampung, even if Höegh LNG were to subsequently cure its default in the event of such acceleration and foreclosure, PT Höegh and the Partnership, as the case may be, might not have sufficient funds or other assets to satisfy all of their obligations under the related credit facility, which would have a material adverse effect on our business, results of operations and financial condition and would significantly reduce our ability, or make us unable, to make cash distributions to our unitholders for so long as such default is continuing. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt—Lampung Facility.” EgyptCo is a guarantor under the $385 million facility. Failure by EgyptCo to comply with its obligations under the $385 million facility or the ancillary security documents would result in a default under the $385 million facility. The lenders of the $385 million facility may accelerate all amounts outstanding and accrued and take other actions under the related security documents.

Höegh LNG has entered into a revolving credit facility pursuant to which it has pledged as collateral all of its interests in our general partner and all of its common units in order to secure the related loan. A default by Höegh LNG under the facility which causes the lenders to foreclose on such collateral would have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

On March 27, 2020, Hoegh LNG entered into a revolving credit facility which is secured by all of the limited liability company interests in our general partner as well as all 15,257,498 of our common units that are owned by Hoegh LNG. A default by Hoegh LNG under this facility which causes the lender to foreclose on the collateral would cause an event of default under all of our long-term credit facilities and our joint venture shareholder agreements.  Our long-term credit facilities and our joint venture shareholder agreements require Hoegh LNG to own at least 25% of our common units as well as to own and control our general partner.  Höegh LNG’s ability to comply with the terms of the revolving credit facility may be affected by events beyond the control of Höegh LNG or us, including decreases in the trading price of our common units, our ability to maintain employment for our vessels and prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate and the trading price of our common units falls, Höegh LNG’s ability to meet its obligations under the facility may be impaired. A default by Hoegh LNG under the facility which causes the lenders to foreclose on the collateral and the corresponding default under our long-term credit facilities and joint venture shareholder agreements would have a material adverse effect on our  financial condition, results of operations and ability to make cash distributions to unitholders.

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

In addition, all our vessels are subject to management and services agreements with affiliates of Höegh LNG. Moreover, pursuant to an administrative services agreement, Höegh Norway provides us and our operating company with certain administrative, financial and other support services. Our operational success and ability to execute our growth strategy will depend significantly upon the satisfactory performance of these services. Our business will be harmed if our service providers fail to perform these services satisfactorily, if they cancel their agreements with us or if they stop providing these services to us. Please read “Item 7.B. Related Party Transactions.”

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

A shortage of qualified officers and crew, including possible disruptions caused by the Coronavirus outbreak, could have an adverse effect on our business and financial condition.

FSRUs and LNG carriers require a technically skilled officer staff with specialized training. As the global FSRU fleet and LNG carrier fleet continues to grow, the demand for technically skilled officers and crew has been increasing, which has led to a more competitive recruiting market. Increases in our historical vessel operating expenses have been attributable primarily to the rising costs of recruiting and retaining officers for our fleet. Furthermore, each key officer crewing an FSRU or LNG carrier must receive specialized training related to the operation and maintenance of the regasification equipment. If Höegh LNG Management and Höegh Maritime Management are unable to recruit and employ technically skilled staff and crew, they will not be able to adequately staff our vessels. Furthermore, should there be an outbreak of the Coronavirus on board, adequate crewing my not be available to fulfill the obligations under the contract. In addition, the officers and crew work on a rotating schedule. Due to the Coronavirus, we could face (i) difficulty in finding healthy qualified replacement officers and crew; (ii) local quarantine restrictions limiting the ability to transfer infected crew members off the vessel or bring new crew on board, or (iii) restrictions in availability of supplies needed on board due to disruptions to third-party suppliers or transportation alternatives. A material decrease in the supply of technically skilled officers or an inability of Höegh LNG Management or Höegh Maritime Management to attract and retain such qualified officers, or rotate and replace virus infected crew, could impair our ability to operate or increase the cost of crewing our vessels, which would materially adversely affect our business, financial condition and results of operations and significantly reduce our ability to make cash distributions to our unitholders.

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

Currency exchange rate fluctuations and currency devaluations could have an adverse effect on our results of operations from quarter to quarter. Historically, the substantial majority of our revenue has been generated in U.S. Dollars, but we incur a minority of our operating expenses in other currencies. All of our long-term debt is U.S. dollar denominated, but we incur a minority of short-term liabilities in other currencies. Please read “Item 5.B. Liquidity and Capital Resources—Critical Accounting Estimates—Use of Exchange Rates” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk.”

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

We conduct all of our operations outside of the United States and expect to continue to do so for the foreseeable future. Some of the countries in which we are engaged in business or where our vessels are registered, for example, Indonesia, Colombia and starting in 2020, India, are historically less developed and stable than the United States. We are affected by economic, political, and governmental conditions in the countries where we are engaged in business or where our vessels are registered. We are also affected by policies related to labor and the crewing of FSRUs. Any disruption caused by these factors could harm our business. Further, we derive a substantial portion of our revenues from shipping and regasifying LNG from politically unstable regions. Future hostilities or other political instability where we operate or may operate could have a material adverse effect on the growth of our business, financial condition, results of operations and ability to make cash distributions to our unitholders. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia, South America or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could harm our business and ability to make cash distributions to our unitholders.

Our vessels operating in international waters, now or in the future, will be subject to various international conventions and flag state laws and regulations relating to protection of the environment.

Our vessels traveling in international waters are subject to various existing regulations published by the IMO, as well as marine pollution and prevention requirements imposed by the IMO International Convention for the Prevention of Pollution from Ships of 1975, as from time to time has been or may be amended (the “MARPOL Convention”). In addition, our FSRUs may become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, as amended by the April 2010 Protocol to the HNS Convention (the “2010 HNS Convention”), if it is entered into force. In July 2019, South Africa became the 5th state to ratify the protocol, which must be ratified or acceded to by at least 7 more states to enter into effect. The 2010 HNS Convention is intended to put in place a comprehensive regime to address the risks of fire and explosion and to cover pollution damage from hazardous and noxious substances carried by ships, including loss of life, personal injury, and property loss of damage. If the 2010 HNS Convention were to enter into force, we cannot estimate with any certainty at this time the costs that may be needed to comply with any such requirements that may be adopted. Please read “Item 4.B. Business Overview –– Environmental and Other Regulation” for a more detailed discussion on these topics.

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

Further legislation, or amendments to existing legislation, applicable to international and national maritime trade are expected over the coming years in areas such as ship recycling, sewage systems, emission control (including emissions of greenhouse gases) and ballast treatment and handling. Such legislation or regulations may require additional capital expenditures or operating expenses (such as increased costs for low-sulfur fuel needed to meet IMO 2020 requirements) for us to maintain our vessels’ compliance with international and/or national regulations.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emission from vessel emissions. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although the emissions of greenhouse gases from international shipping currently are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “Kyoto Protocol”) or the more recently announced Paris Agreement, a new treaty or IMO regulations may be adopted in the future that includes restrictions on shipping emissions. In 2016, the IMO reaffirmed its strong commitment to continue to work to address greenhouse gas emissions from ships engaged in international trade. The IMO adopted an initial GHG reduction strategy in 2018 as a framework for further action with adoption of a revised IMO strategy targeted for 2023. The EU has indicated it intends to implement regulations to limit emissions of greenhouse gases from vessels if such emissions are not regulated through the IMO. Compliance with changes in laws and regulations relating to climate change could increase our costs of operating and maintaining our vessels and could require us to make significant financial expenditures that we cannot predict with certainty at this time. Further, our business may be adversely affected to the extent that climate change results in sea level changes or more intense weather events.

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

The hull and machinery of every large, oceangoing commercial vessel must be classed by a classification society authorized by her country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Each of our vessels is certified by Det Norske Veritas GL, compliant with the ISM Code and “in class.” In order to maintain valid certificates from the classification society, a vessel must undergo annual surveys, intermediate surveys and renewal surveys. A vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Each of the vessels in our fleet has implemented a certified planned maintenance system. The classification society attends onboard once every year to verify that the maintenance of the equipment onboard is done correctly. For each of the Neptune and the Cape Ann, a renewal survey is conducted every five years and an intermediate survey is conducted within 30 months after a renewal survey. During the first 15 years of operation, the vessels have an extended drydock interval which allow them to be drydocked every 7.5 years, while intermediate surveys and certain renewal surveys occur while they are afloat, using an approved diving company in the presence of a surveyor from the classification society. After these vessels are 15 years old, they are expected to be drydocked every five years or, if required by the charterers, every 30 months. We do not anticipate drydocking of the PGN FSRU Lampung for the first 20 years as all the required surveys can be done afloat. In 2019, the PGN FSRU Lampung had an on-water survey done. In the first 15 years after its delivery from the shipyard, we expect the Höegh Gallant to have a renewal survey every five years and to be drydocked every 7.5 years. The Höegh Grace is also designed to carry out renewal surveys afloat which is conducted every five years and is not expected to go into drydocking for the duration of its current charter. The Höegh Grace is scheduled to carry out an on-water renewal survey before the end of the first quarter of 2021. If any vessel does not maintain her class or fails any annual survey, renewal survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable. We would lose revenue while the vessel was off-hire and incur costs of compliance. This would negatively impact our revenues and reduce our cash available for distribution to unitholders.

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

The tightening of U.S. sanctions in recent years has affected non-U.S. companies. In particular, sanctions against Iran have been significantly expanded. In 2012, for example, the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 (“TRA”), which placed further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. A major provision in the TRA is that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or ‘‘any affiliate’’ has ‘‘knowingly’’ engaged in certain activities involving Iran during the timeframe covered by the report. This disclosure obligation is broad in scope in that it requires the reporting of activity that would not be considered a violation of U.S. sanctions as well as violative conduct and is not subject to a materiality threshold. The SEC publishes these disclosures on its website and the President of the United States must initiate an investigation in response to all disclosures.

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

We are subject to the requirements of the Sarbanes-Oxley Act. If we fail to comply with the requirements of the Sarbanes-Oxley Act or if we or our auditors identify and report material weaknesses in internal control over financial reporting, our investors may lose confidence in our reported information and it could materially and adversely affect us.

The Sarbanes-Oxley Act requires that we document and test our internal control over financial reporting and issue our management’s assessment of our internal control over financial reporting. This section also requires that our independent registered public accounting firm issue an attestation report on such internal control. If we fail to comply with the requirements of the Sarbanes-Oxley Act or if we or our auditors identify and report material weaknesses in our internal control over financial reporting, the accuracy and timeliness of the filing of our reports may be materially adversely affected and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common units. In addition, a material weakness in the effectiveness of our internal control over financial reporting could result in an increased chance of fraud and the loss of customers, reduce our ability to obtain financing and require additional expenditures to comply with these requirements, each of which could have a material adverse effect on our business, results of operations and financial condition.

A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks, which are provided by Höegh LNG, in our operations and the administration of our business, to collect payments from customers and to pay agents, vendors and employees. Our data protection measures and measures taken by our customers, agents and vendors may not prevent unauthorized access of information technology systems. Threats to our information technology systems and the systems of our customers, agents and vendors associated with cybersecurity risks or attacks continue to grow. Threats to our systems and our customers’, agents’ and vendors’ systems may derive from human error, fraud or malice or may be the result of accidental technological failure. Our operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations and the availability of our vessels, or lead to unauthorized release of information or alteration of information on our systems. In addition, breaches to our systems and systems of our customers, agents and vendors could go unnoticed for some period of time. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations.

Changing laws and evolving reporting requirements could have an adverse effect on our business.

We are subject to laws, directives, and regulations relating to the collection, use, retention, disclosure, security and transfer of personal data. These laws, directives, and regulations, and their interpretation and enforcement continue to evolve and may be inconsistent from jurisdiction to jurisdiction. For example, the General Data Protection Regulation (“GDPR”), which regulates the use of personally identifiable information, went into effect in the EU on May 25, 2018 and applies globally to all of our activities conducted from an establishment in the EU, to related products and services that we offer to EU customers and to non-EU customers which offer services in the EU. GDPR requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. Complying with GDPR and similar emerging and changing privacy and data protection requirements may cause us to incur substantial costs or require us to change our business practices. Noncompliance with our legal obligations relating to privacy and data protection could result in penalties, fines, legal proceedings by governmental entities or others, loss of reputation, legal claims by individuals and customers and significant legal and financial exposure and could affect our ability to retain and attract customers, which could have an adverse effect on our business, financial conditions, results of operations, cash flows and ability to pay distributions.

The results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets as well as our business, operating results and financial condition.

On June 23, 2016, in a referendum vote commonly referred to as “Brexit,” British voters voted to exit the European Union (“EU”) and on January 31, 2020, the United Kingdom (“U.K.”) formally exited the EU. The British government is currently in negotiations with the EU to determine the terms of the U.K.’s exit. The withdrawal could potentially disrupt the free movement of goods, services and people between the U.K. and the EU, undermine bilateral cooperation in key geographic areas and significantly disrupt trade between the U.K. and the EU or other nations as the U.K. pursues independent trade relations. In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the U.K. determines which EU laws to replace or replicate. The effects of Brexit will depend on any agreements the U.K. makes to retain access to EU or other markets either during a transitional period or more permanently. It is unclear what long-term economic, financial, trade and legal implications the withdrawal of the U.K. from the EU would have and how such withdrawal would affect our business. In addition, Brexit may lead other EU member countries to consider referendums regarding their EU membership. Additionally, it remains possible that the U.K. and the EU do not agree on the terms of their relationship going forward by the deadline at the end of 2020. These developments, or the perception of the potential impact of such developments, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital, which could adversely affect our business, financial condition and operating results. As a result of the uncertainty and the potential consequences that may follow Brexit, we face risks with respect to volatility in exchange rates and interest rates due to potential effects on global economic conditions. Any of these effects of Brexit, and others we cannot anticipate, could adversely affect our business, operating results and financial condition.

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

Unlike the holders of common stock in a corporation, holders of common units have only limited voting rights on matters affecting our business. We will hold a meeting of the limited partners every year to elect one or more members of our board of directors and to vote on any other matters that are properly brought before the meeting. Common unitholders are entitled to elect only four of the seven members of our board of directors. The elected directors are elected on a staggered basis and will serve for staggered terms. Our general partner in its sole discretion appoints the remaining three directors and set the terms for which those directors will serve. Our partnership agreement also contains provisions limiting the ability of unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management. Unitholders will have no right to elect our general partner, and our general partner may not be removed except by a vote of the holders of at least 75% of the outstanding common units, including any units owned by our general partner and its affiliates, voting together as a single class.

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

As of March 31, 2020, Höegh LNG owns approximately 45.8% of our common units, representing their limited partner interest in us. Certain of our directors will also serve as directors of Höegh LNG or its affiliates and, as such, they will have fiduciary duties to Höegh LNG that may cause them to pursue business strategies that disproportionately benefit Höegh LNG or its affiliates or which otherwise are not in the best interests of us or our unitholders.

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

Moreover, pursuant to an administrative services agreement, Höegh Norway provides us and our operating company with certain administrative, financial and other support services. We reimburse Höegh Norway for their reasonable costs and expenses incurred in connection with the provision of these services. In addition, under our administrative services agreement, we pay Höegh Norway a service fee equal to 3.0% of its costs and expenses incurred in connection with providing services to us.

For a description of the ship management agreements, the technical information and services agreement and the administrative services agreement, please read “Item 7.B. Related Party Transactions.” The fees and expenses payable pursuant to the ship management agreements, the technical information and services agreement and the administrative services agreement are payable without regard to our financial condition or results of operations. The payment of fees to and the reimbursement of expenses of Höegh LNG Management, and Höegh Norway could adversely affect our ability to pay cash distributions to you.

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

•	The unitholders are unable to remove our general partner without its consent because our general partner and its affiliates own sufficient units to be able to prevent its removal. The vote of the holders of at least 75% of all outstanding common units is required to remove the general partner. Höegh LNG owns approximately 45.8% of the outstanding common units. Additionally, during the term of the SRV Joint Gas shareholders’ agreement, Höegh LNG has agreed to continue to own common units representing a greater than 25% limited partner interest in us in the aggregate.

•	Common unitholders are entitled to elect only four of the seven members of our board of directors. Our general partner in its sole discretion appoints the remaining three directors.

•	Election of the four directors elected by unitholders is staggered, meaning that the members of only one of four classes of our elected directors will be selected each year. In addition, the directors appointed by our general partner will serve for terms determined by our general partner.

•	Our partnership agreement contains provisions limiting the ability of unitholders to call meetings of unitholders, to nominate directors and to acquire information about our operations as well as other provisions limiting the unitholders’ ability to influence the manner or direction of management.

•	Unitholders’ voting rights are further restricted by our partnership agreement provision providing that if any person or group owns beneficially more than 4.9% of any class of units then outstanding, any such units owned by that person or group in excess of 4.9% may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes (except for purposes of nominating a person for election to our board of directors), determining the presence of a quorum or for other similar purposes, unless required by law. The voting rights of any such unitholders in excess of 4.9% will effectively be redistributed pro rata among the other common unitholders holding less than 4.9% of the voting power of all classes of units entitled to vote. Our general partner, its affiliates (including Höegh LNG) and persons who acquired common units with the prior approval of our board of directors will not be subject to this 4.9% limitation except with respect to voting their common units in the election of the elected directors.

•	There are no restrictions in our partnership agreement on our ability to issue equity securities, including securities senior to the common units.

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

We have granted registration rights to Höegh LNG and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of March 31, 2020, Höegh LNG owns 15,257,498 common units and all of the incentive distribution rights. Following their registration and sale under the applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

As a Marshall Islands partnership with principal executive offices in Bermuda, and also having subsidiaries in the Marshall Islands and the Cayman Islands, our operations may be subject to local economic substance regulations required by the European Union, which could harm our business.

We are a Marshall Islands limited partnership with principal executive offices in Bermuda. Our operating company is also a Marshall Islands entity and several of our subsidiaries are organized in the Cayman Islands.

In December 1997, the Council of the EU (“Council”) adopted a resolution on a Code of Conduct for business taxation, with the objective of counteracting the effects of zero tax and preferential tax regimes around the world. In 2017 the Code of Conduct Group (“Code Group”) investigated the tax policies of both EU member states and third countries, assessing practices in the areas of: (i) tax transparency; (ii) fair taxation; and (iii) implementation of anti-base erosion and profit shifting measures. On December 5, 2017, following an assessment of the tax policies of various countries by the Code Group, the Council approved and published Council conclusions containing a list of “non-cooperative jurisdictions” for tax purposes”). On February 18, 2020, the Council adopted a revised list of non-cooperative jurisdictions for tax purposes. This revised list included the Cayman Islands. EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The EU list of non-cooperative jurisdictions is reconsidered at least once a year, and generally at six monthly intervals. The Council also confirmed on February 18, 2020 that Bermuda and the Marshall Islands had implemented all the necessary reforms to comply with the Council’s tax good governance principles ahead of the agreed deadline and were therefore moved to the list of cooperative tax jurisdictions. The effect of the Cayman Islands being included in the list of non-cooperative jurisdictions could have a material adverse effect on our business, financial conditions and operating results.

In addition, the Marshall Islands, Bermuda and the Cayman Islands have enacted economic substance laws and regulations with which we are obligated to comply. Bermuda has adopted the Economic Substance Act 2018 (as amended) (the “Economic Substance Act”), and the Economic Substance Regulations 2018 (as amended) (“Economic Substance Regulations”). The Economic Substance Act requires each registered entity to maintain a substantial economic presence in Bermuda and provides that a registered entity that carries on a relevant activity complies with economic substance requirements if (i) it is directed and managed in Bermuda, (ii) its core income-generating activities (as are prescribed in the Economic Substance Regulations) are undertaken in Bermuda with respect to the relevant activity, (iii) it maintains adequate physical presence in Bermuda, (iv) it has adequate full time employees in Bermuda with suitable qualifications and (v) it incurs adequate operating expenditure in Bermuda in relation to the relevant activity. Additionally, legislation has been adopted in the Cayman Islands (which came into force on January 1, 2019) which requires certain entities that carry out particular activities to comply with an economic substance test whereby the entity must show that it (i) carries out activities that are of central importance to the entity from the Cayman Islands, (ii) has held an adequate number of its board meetings in the Cayman Islands when judged against the level of decision-making required and (iii) has an adequate (a) amount of operating expenditures in the Cayman Islands, (b) physical presence in the Cayman Islands and (c) number of full-time employees in the Cayman Islands. Regulations adopted in the Marshall Islands (which came into force on January 1, 2019) require certain entities that carry out particular activities to comply with an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands.

If we fail to comply with our obligations under this legislation or any similar law applicable to us in any other jurisdictions, we could be subject to financial penalties and spontaneous disclosure of information to foreign tax officials, or could be struck from the register of companies, in related jurisdictions. Any of the foregoing could be disruptive to our business and could have a material adverse effect on our business, financial conditions and operating results.

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

Our partnership agreement designates the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings that may be initiated by our unitholders unless otherwise provided for under the laws of the Marshall Islands. This limits our unitholders' ability to choose the judicial forum for disputes with us or our directors, officers or other employees.

Our partnership agreement provides that, with certain limited exceptions, the Court of Chancery of the State of Delaware is the exclusive forum for any claims, suits, actions or proceedings (1) arising out of or relating in any way to our partnership agreement (including any claims, suits or actions to interpret, apply or enforce the provisions of our partnership agreement or the duties, obligations or liabilities among limited partners or of limited partners to us, or the rights or powers of, or restrictions on, our limited partners or us); (2) brought in a derivative manner on our behalf; (3) asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of us or our general partner, or owed by our general partner, to us or our limited partners; (4) asserting a claim arising pursuant to any provision of the Marshall Islands Act; and (5) asserting a claim governed by the internal affairs doctrine. This exclusive forum provision does not apply to actions arising under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or the U.S. Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Any person or entity purchasing or otherwise acquiring any interest in our units is deemed to have received notice of and consented to the foregoing provisions.

Although we believe these provisions will benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against our directors, officers, employees and agents. The enforceability of similar forum selection provisions in other companies' certificates of incorporation or similar governing documents have been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could find that the forum selection provision contained in our partnership agreement is inapplicable or unenforceable in such action or actions. Limited partners will not be deemed, by operation of the forum selection provision alone, to have waived claims arising under the federal securities laws and the rules and regulations thereunder. If a court were to find this choice of forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our financial position, results of operations and ability to make cash distributions to our unitholders.

We rely on the master limited partnership (“MLP”) structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt. The volatility in energy prices over the past few years has, among other factors, caused increased volatility and contributed to a dislocation in pricing for MLPs.

The volatility in energy prices and, in particular, the price of oil, among other factors, has contributed to increased volatility in the pricing of MLPs and the energy debt markets, as a number of MLPs and other energy companies may be adversely affected by a lower energy prices environment. A number of MLPs, including certain maritime MLPs, have reduced or eliminated their distributions to unitholders.

We rely on our ability to obtain financing and to raise capital in the equity and debt markets to fund our capital replacement, growth and investment expenditures, and to refinance our debt. A protracted deterioration in the valuation of our common units would increase our cost of capital, make any equity issuance significantly dilutive and may affect our ability to access capital markets and, as a result, our capacity to pay distributions to our unitholders and service or refinance our debt.

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

Höegh LNG, as the initial holder of all of the incentive distribution rights, may elect to cause us to issue additional common units to it in connection with a resetting of the target distribution levels related to the incentive distribution rights without the approval of the conflicts committee of our board of directors or holders of our common units. This may result in lower distributions to holders of our common units in certain situations.

Höegh LNG, as the initial holder of all of the incentive distribution rights, has the right, at a time when Höegh LNG has received incentive distributions at the highest level to which it is entitled (50.0%) for each of the prior four consecutive fiscal quarters (and the amount of each such total distribution did not exceed adjusted operating surplus for each such quarter), to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Following a reset election, the minimum quarterly distribution amount will be reset to the reset minimum quarterly distribution amount, and the target distribution levels will be reset to correspondingly higher levels based on the same percentage increases above the reset minimum quarterly distribution amount.

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

We may, without the approval of our common unitholders, issue an unlimited number of additional units or other equity securities. In addition, we may issue units that are senior to the common units in right of distribution, liquidation and voting. For example, as of March 31, 2020 we have outstanding 6,625,590 8.75% Series A preferred units. The Series A preferred units rank senior to the Partnership's common units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up but junior to all of the Partnership's debt and other liabilities. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

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

As of March 31, 2020, Höegh LNG, which owns and controls our general partner, owns approximately 45.8% of our common units.

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

We have floating rate debt, the interest rate of which is determined based on the London Interbank Offered Rate (“LIBOR”). LIBOR and other “benchmark” rates are subject to ongoing national and international regulatory scrutiny and reform. For example, on July 27, 2017, the United Kingdom Financial Conduct Authority announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021 (the “FCA Announcement”). The Alternative Reference Rate Committee, a committee convened by the Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR with the Secured Overnight Financing Rate, or “SOFR.” We are unable to predict the effect of the FCA Announcement or other reforms, whether currently enacted or enacted in the future. They may result in the phasing out of LIBOR as a reference rate. The impact of such transition away from LIBOR could be significant for us because of our substantial indebtedness. The outcome of reforms may result in increased interest expense to us, may affect our ability to incur debt on terms acceptable to us and may result in increased costs related to amending our existing debt instruments including our interest rate swaps, which could adversely affect our business, results of operations and financial condition.

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

The Series A preferred units represent perpetual equity interests in us, and unlike our indebtedness, we will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series A preferred units may be required to bear the financial risks of an investment in the Series A preferred units for an indefinite period of time. In addition, the Series A preferred units rank junior to all our indebtedness and other liabilities, and any senior securities we may issue in future with respect to assets available to satisfy claims against us.

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

Subject to the limitations in our partnership agreement, we distribute all of our available cash each quarter to our limited partners. “Available cash” is defined in our partnership agreement, and it generally means, for each fiscal quarter, all cash on hand at the end of the quarter (including our proportionate share of cash on hand of certain subsidiaries we do not wholly own):

•	less the amount of cash reserves established by our board of directors to:

o	provide for the proper conduct of our business (including reserves for future capital expenditures and for our anticipated credit needs);

o	comply with applicable law, any debt instruments, or other agreements;

o	provide funds for payments to holders of Series A preferred units; or

o	provide funds for distributions to our limited partners for any one or more of the next four quarters; and

o	plus, all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under our credit agreements and in all cases used solely for working capital purposes or to pay distributions to unitholders.

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

Our Series A preferred units are subordinated to all of our existing and future indebtedness. As of December 31, 2019, our total outstanding principal amount of debt was $466.1 million and we had the ability to borrow an additional $90.9 million under our revolving credit facilities, subject to limitations in the credit facilities. We may incur additional debt under these or future credit facilities. The payment of principal and interest on our debt reduces cash available for distribution to us and on our limited partner interests, including the Series A preferred units.

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

Some of our subsidiaries will be subject to tax in the jurisdictions in which they are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations could result in additional tax being imposed on us, our operating company or our or its subsidiaries in jurisdictions in which operations are conducted. Moreover, tax regulation and reporting requirements for value added taxes, withholding taxes, property taxes and corporate income taxes are complex in Indonesia, Colombia, and from 2020 in India and many of the countries where we operate. Tax regulations, guidance and interpretation in emerging markets may not always be clear and may be subject to alternative interpretations or changes in interpretation over time. In particular, Indonesia, Colombia and India have complex tax regulations and reporting requirements, which if not properly applied, could result in penalties that could be significant, which could also harm our business and ability to make cash distributions to our unitholders. Please read “Item 4.B. Business Overview—Taxation of the Partnership,” “Item 5.D. Operating and Financial Review and Prospects—Trend Information” and note 18 under Indonesian corporate income tax and Indonesian property tax to our consolidated financial statements.

A change in tax laws in any country in which we operate could adversely affect us.

Tax laws and regulations are highly complex and subject to interpretation. Consequently, we and our subsidiaries are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our tax expense is based on our interpretation of the tax laws in effect at the time the expense was incurred. A change in tax laws, treaties or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. As a result of new regulations related to property taxes in Indonesia for the fiscal year ended December 31, 2019, retroactive property tax and penalties were assessed for the years from 2015 to 2019. Such changes may also include measures enacted in response to the ongoing initiatives in relation to fiscal legislation at an international level, such as the Action Plan on Base Erosion and Profit Shifting of the Organization for Economic Co-operation and Development.

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

The vessels in our fleet do not currently engage, and we do not expect that they will in the future engage, in transportation that begins and ends in the United States or in the provision of regasification or storage services in the United States. If, notwithstanding this expectation, our subsidiaries earn income in the future from transportation that begins and ends in the United States, or from regasification or storage activities in the United States, that income would not be exempt from U.S. federal income tax under Section 883 of the Code and would be subject to a 21.0% net income tax in the United States (and the after-tax earnings attributable to such income may be subject to an additional 30.0% branch profits tax). Please read “Item 4.B Business Overview—Taxation of the Partnership—United States Taxation—The Section 883 Exemption” for a more detailed discussion of the rules relating to qualification for the exemption under Section 883 of the Code and the consequences for failing to qualify for such an exemption.

You may be subject to income tax in one or more non-U.S. jurisdictions, including Norway, as a result of owning our common units if, under the laws of any such jurisdiction, we are considered to be carrying on business there. Such laws may require you to file a tax return with, and pay taxes to, those jurisdictions.

We conduct our affairs and cause or influence each of our subsidiaries to operate its business in a manner that minimizes income taxes imposed upon us and our subsidiaries and that may be imposed upon you as a result of owning our units. However, because we are organized as a limited partnership, there is a risk in some jurisdictions, including Norway, that our activities or the activities of our subsidiaries may be attributed to our unitholders for tax purposes if, under the laws of such jurisdiction, we are considered to be carrying on business there. If you are subject to tax in any such jurisdiction, you may be required to file a tax return with, and to pay tax in, that jurisdiction based on your allocable share of our income. We may be required to reduce distributions to you on account of any tax withholding obligations imposed upon us by that jurisdiction in respect of such allocation to you. The United States generally will not allow a tax credit for any foreign income taxes that you directly or indirectly incur by virtue of an investment in us.

We believe we can conduct our affairs in a manner that does not result in our unitholders being considered to be carrying on business in Norway solely as a consequence of the acquisition, ownership, disposition or redemption of our common units. However, the question of whether either we or any of our subsidiaries will be treated as carrying on business in any jurisdiction, including the Norway, will be largely a question of fact to be determined through an analysis of the decisions made and powers exercised by our board of directors, the limitation of the CEO/CFO’s decision making to day-to-day management for the purpose of implementing the decisions made by our board of directors, contractual arrangements, including the ship management agreements that our joint ventures and subsidiaries have entered into with Höegh LNG Management, the sub-technical support agreement that Höegh Norway has entered into with Höegh LNG Management, the administrative service agreement we and our operating company have entered into with Höegh Norway, as well as through an analysis of the manner in which we conduct business or operations, all of which may change over time. Furthermore, the laws of Norway or any other jurisdiction may also change, which could cause that jurisdiction’s taxing authorities to determine that we are carrying on business in such jurisdiction and that we or our unitholders are subject to its taxation laws. In addition to the potential for taxation of our unitholders, any additional taxes imposed on us or any of our subsidiaries will reduce our cash available for distribution.

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

As of March 31, 2020, we had a fleet of five FSRUs. Our fleet consists of interests in the following vessels:

•	a 50% interest in the Neptune, an FSRU built in 2009 that is currently operating under a time charter with Total Gas & Power a subsidiary of Total, a French publicly listed company, that produces and markets fuels, natural gas and low-carbon electricity, that expires in 2029, with an option to extend for up to two additional periods of five years each;

•	a 50% interest in the Cape Ann, an FSRU built in 2010 that is currently operating under a time charter Total Gas & Power, that expires in 2030, with an option to extend for up to two additional periods of five years each;

•	a 100% economic interest in the PGN FSRU Lampung, an FSRU built in 2014 that is currently operating under a time charter with PGN LNG, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk, a subsidiary of PT Pertamina, government-controlled, Indonesian oil and gas producer, natural gas transportation and distribution company. The time charter expires in 2034, with options to extend the time charter either for an additional 10 years or for up to two additional periods of five years each;

•	a 100% interest in the Höegh Gallant, an FSRU built in 2014 that is currently operating under a time charter with EgyptCo, a subsidiary of Höegh LNG, that expires in April 2020. EgyptCo had a time charter agreement with the government-owned Egyptian Natural Gas Holding Company ("EGAS") until October 2018. EgyptCo has an LNG carrier time charter to a third party from October 2018 until April 2020. In addition, we have an option agreement pursuant to which we have the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025. On February 27, 2020, we exercised the option and intend to enter into a Subsequent Charter with Höegh LNG for the Höegh Gallant; and

•	a 100% interest in Höegh Grace, an FSRU built in 2016 that is currently operating under a time charter with SPEC. SPEC is owned 51% by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas, and 49% by private equity investors. The non-cancellable charter period is 10 years. The initial term of the charter is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without a penalty. However, if SPEC waives its right to terminate in year 10 within a certain deadline, we will not be able to exercise our right to terminate in year 10.

Capital Expenditures

Our capital expenditures amounted to $0.3 million, $0.7 million and $21,000 for the years ended December 31, 2019, 2018 and 2017 respectively.

B.	Business Overview

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

Natural Gas and Liquefied Natural Gas

Natural gas is used to generate electric power, has residential and industrial use, and it is finding increasing application as a transportation fuel. The low carbon intensity and clean burning characteristics of natural gas contribute to the view that natural gas has the lowest environmental impact of hydrocarbon fuels.

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

Key benefits of FSRU technology include:

•	Speed. Planning, siting, permitting and constructing a traditional, land-based LNG terminal typically requires five to six years. In comparison, FSRU projects typically take less than 24 months to execute and have been implemented in as little as six months.

•	Reduced Costs. FSRUs are considerably less capital intensive than a land-based LNG terminal, where even small terminals can cost upwards of $600 million. More importantly, the providers of FSRUs are prepared to retain ownership of their vessels and charter them to the importing company for a short, medium or long term period, avoiding the need for major capital outlays and corresponding financing requirements.

•	Greater Cost Certainty. An importer has greater clarity on fees for regasification services and delivery of gas with an FSRU as compared to a land-based LNG terminal, which may be more likely to face construction cost overruns and uncertainty around terminal throughput fees.

•	Operational Flexibility. FSRU operators have entered into agreements as short as three years, whereas land-based LNG terminals often require long term commitments of 15 years or more.

•	Market Flexibility. Some FSRUs can also be operated as conventional LNG carriers and owners have been prepared to build such vessels on a speculative basis. FSRU technology has the flexibility to meet different market needs and terminal location challenges.

However, FSRUs are not without limitations and constraints. Land-based terminals typically have larger storage capacity and potentially larger gas send out capacities than FSRUs, especially FSRUs that are a result of LNG carrier conversions. This disadvantage could be partially mitigated by using multiple FSRUs. Greater storage capacity of land-based terminals facilitates faster cargo offload in a situation when storage tanks are partially full. The boil-off rate of an FSRU is higher than that of a land based terminal, and boil-off gas that cannot be used for fuel or regas purposes has to be flared in the gas combustion unit. The limitations on the physical size of an FSRU prevent it from having as much redundancy of vaporization equipment as a land-based terminal. As a result, an FSRU is more vulnerable to equipment outages, and thus requires the FSRU provider to hold very high standards regarding operations and maintenance. A technical problem with an FSRU could require a visit to drydock, which would result in a loss of service.

Our Relationship with Höegh LNG

We believe that one of our principal strengths is our relationship with Höegh LNG. With a track record dating back to the delivery of the world’s first Moss-type LNG carrier in 1973, we believe that Höegh LNG is one of the most experienced operators of LNG carriers, and one of only a few operators of FSRUs in the world, excluding FSRUs owned by companies dedicated to single projects, and has one of the largest FSRU fleets in operation and under construction. Our affiliation with Höegh LNG gives us access to Höegh LNG’s long-standing relationships with leading oil and gas companies, utility companies, shipbuilders, financing sources and suppliers, which we believe will allow us to compete more effectively when seeking additional long-term charters for FSRUs, LNG carriers and other LNG infrastructure assets. In addition, we believe Höegh LNG’s more than 40-year track record of providing LNG services and its technical, commercial and managerial expertise, including its leadership in the development of floating liquefaction solutions, will enable us to continue to maintain the high utilization of our fleet to preserve our stable cash flows. We cannot assure you that our relationship with Höegh LNG will lead to high fleet utilization rates or stable cash flows in the future.

Business Strategies

•	Focus on FSRU Newbuilding Acquisitions. We intend to acquire newbuilding FSRUs on long-term charters, which we believe generally offer greater flexibility than FSRUs based on retrofitted, first generation LNG carriers. Newbuilding FSRUs have superior fuel efficiency, improved storage performance and larger capacity than retrofitted, first-generation LNG carriers. Their larger capacity allows for a full cargo from a comparably sized, modern-day LNG carrier to be offloaded in a single transfer, and this streamlines logistics. We may also acquire retrofitted LNG carriers if such vessels are converted from modern LNG carriers with comparable and logistical benefits. In addition, Höegh LNG has strong customer relationships deriving from its ability to work alongside customers on their vessel design and infrastructure needs. Moreover, Höegh LNG pursues a strategy of generally maintaining one or more uncontracted newbuilding vessels on order so it can provide its customers an FSRU with minimum lead time. We believe that Höegh LNG’s ability to offer newbuild vessels promptly and its engineering expertise make it an operator of choice for projects that require rapid execution, complex engineering or unique specifications. This, in turn, enhances the growth opportunities available to us.

•	Pursue Strategic Acquisitions of FSRUs, LNG Carriers and Other LNG Infrastructure Assets on Long-Term, Fixed-Rate Charters with Strong Counterparties. We will seek to leverage our relationship with Höegh LNG to make strategic acquisitions. Pursuant to the omnibus agreement that we have entered into with Höegh LNG, Höegh LNG is required to offer us the opportunity to purchase all or portion of Höegh LNG's interest in FSRUs or LNG carriers under a charter of five or more years. We also intend to take advantage of business opportunities and market trends in the LNG transportation industry to grow our assets through third-party acquisitions of FSRUs, LNG carriers and other LNG infrastructure assets under long-term charters.

•	Expand Global Operations in High-Growth Regions. We will seek to capitalize on opportunities emerging from the global expansion of LNG production activity and the need to provide flexible regasification solutions in areas which require natural gas imports. We believe that Höegh LNG’s position as one of a few FSRU owners and operators in the world, more than 40-year operational track record and strong customer relationships will enable us to have early access to new projects worldwide.

•	Enhance and Diversify Customer Relationships Through Continued Operating Excellence and Technological Innovation. We intend to maintain and grow our cash flows by focusing on strong customer relationships and actively seeking the extension and renewal of existing charters, entering into new long-term charters with current customers, and identifying new business opportunities with other creditworthy charterers. We believe our customer relationships are enhanced by our ability to provide expert technical advice to our customers through Höegh LNG’s in-house engineering department, which in turn enables us to be directly involved in our customers’ project development processes. We will continue to incorporate safety, health, security and environmental stewardship into all aspects of vessel design and operation in order to satisfy our customers and comply with national and international rules and regulations. We believe that Höegh LNG’s operational expertise, recognized position, and track record in floating LNG infrastructure services will position us favorably to capture additional commercial opportunities in the FSRU and LNG sectors.

We can provide no assurance, however, that we will be able to implement our business strategies described above. For further discussion of the risks that we face, please read “Item 3.D. Risk Factors.”

Our Fleet

Our Current Fleet

As of March 31, 2020, our fleet consists of interests in the following vessels:

•	a 50% interest in the Neptune, an FSRU built in 2009 that is currently operating under a time charter with Total Gas & Power that expires in 2029, with an option to extend for up to two additional periods of five years each;

•	a 50% interest in the Cape Ann, an FSRU built in 2010 that is currently operating under a time charter with Total Gas & Power that expires in 2030, with an option to extend for up to two additional periods of five years each;

•	a 100% economic interest in the PGN FSRU Lampung, an FSRU built in 2014 that is currently operating under a time charter with PGN LNG that expires in 2034, with options to extend either for an additional 10 years or for up to two additional periods of five years each;

•	a 100% interest in the Höegh Gallant, an FSRU built in 2014 that is currently operating under a time charter with EgyptCo, a subsidiary of Höegh LNG, that expires in 2020. EgyptCo had a time charter agreement with EGAS until October 2018. EgyptCo has an LNG carrier time charter to a third party from October 2018 until April 2020. In addition, we have an option agreement pursuant to which we have the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025. On February 27, 2020 we exercised the option and we intend to enter into a Subsequent Charter with Höegh LNG for the Höegh Gallant; and

•	a 100% interest in Höegh Grace, an FSRU built in 2016 that is currently operating under a time charter with SPEC. The non-cancellable charter period is 10 years. The initial term of the charter is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC waives its right to terminate in year 10 within a certain deadline, we will not be able to exercise our right to terminate in year 10.

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

The following table provides information about our five FSRUs:

			Maximum						Charter
	Our		send out	Location					extension
	Economic	Capacity	capacity	of	Charter		Charter		option
FSRU	Interest	(cbm)	(MMscf/d)	operation	commencement	Charterer	Expiration		period
Neptune	50%	145,000	750	Turkey	Nov 2009	Total Gas & Power	2029		Five years plus five years
Cape Ann	50%	145,000	750	Various	Jun 2010	Total Gas & Power	2030		Five years plus five years
PGN FSRU Lampung	100%	170,000	360	Indonesia	Jul 2014	PGN LNG	2034		Five or 10 years (1)
Höegh Gallant	100%	170,000	500	Various	Apr 2015	EgyptCo	2025	(2)	n/a
Höegh Grace	100%	170,000	500	Colombia	Dec 2016	SPEC	2036		n/a (3)

(1)	After the initial term, PGN LNG has the choice to extend the term by either five years or 10 years. If PGN LNG extends the term by five years, it subsequently may extend the term by another five years.

(2)	Pursuant to an option agreement, we exercised, on February 27, 2020, our right to cause Höegh LNG to charter the Höegh Gallant from the expiration of the EgyptCo charter until July 2025. Please read “Item 7.B. Related Party Transactions—Acquisition of the Höegh Gallant.”

(3)	The non-cancellable term is 10 years. The initial term is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC waives its right to terminate in year 10 within a certain deadline, we will not be able to exercise our right to terminate in year 10.

As of December 31, 2019, the Neptune, the Cape Ann, the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace were approximately 10.2 years old, 9.6 years old, 5.8 years old, 5.2 years old and 3.8 years old, respectively. FSRUs are generally designed to have a lifespan of approximately 40 years.

From December 2016 until June 2019, the Neptune operated as the first FSRU in the Turkish market at the Etki Terminal near the port of Aliaga in Izmir province on the west coast of Turkey. From April 2018, the Cape Ann has served as an LNG carrier prior to, and subsequent to, the drydock and modifications for the charterer's new FSRU sub-contract that commenced during the third quarter of 2019. From October 2017 to March 2018, the Cape Ann was sub-chartered as an FSRU, located in Tianjin outside Beijing, China. From November 2013 to January 2017, the Cape Ann was also sub-chartered and employed as China’s first FSRU, serving the same terminal in Tianjin, China. The charterer of the Cape Ann plans to sub-contract the vessel to operate as an FSRU in India. On March 15, 2020, the Cape Ann arrived in India to commence the subcharter which will continue until the fourth quarter of 2025.

The PGN FSRU Lampung is located offshore in the Lampung province at the southeast coast of Sumatra, Indonesia. The vessel is moored at a purpose-built mooring system built by a subcontractor of Höegh LNG, subsequently sold to PGN LNG and located approximately 16 kilometers offshore.

In October 2018, the Höegh Gallant commenced operating as an LNG carrier for EgyptCo.'s charter with a third party with a term until April 2020. The FSRU Höegh Gallant operated as an LNG import terminal at Ain Sokhna port, located on the Red Sea in Egypt, until October 2018. On February 27, 2020, the Partnership exercised its option and intends to enter into a Subsequent Charter with Höegh LNG for the Höegh Gallant. The Subsequent Charter period is from the end of the existing charter until July 2025. The Höegh Gallant was delivered from the shipyard in November 2014 and employed as an LNG carrier until mid-January 2015 when it entered the shipyard for minor modifications required for the contract in Egypt.

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

Höegh LNG is actively pursuing the following projects that are subject to a number of conditions outside its control, impacting the timing and the ability of such projects to go forward. The Partnership may have the opportunity in the future to acquire the FSRUs listed below, when operating under a charter of five years or more, if one of the following projects is fulfilled:

•	On December 21, 2018, Höegh LNG announced that it had entered into a contract with AGL Shipping Pty Ltd. (“AGL”), a subsidiary of AGL Energy Ltd., to provide an FSRU to service AGL's proposed import facility in Victoria, Australia. The contract is for a period of 10 years and is subject to AGL's final investment decision by the board of directors of AGL Energy Ltd. for the project and obtaining necessary regulator and environmental approvals.

•	Höegh LNG has also won exclusivity to provide an FSRU for potential projects for Australian Industrial Energy (“AIE”) at Port Kembia, Australia and for another company in the Asian market. Both projects are dependent on a variety of regulatory approvals or permits as well as final investment decisions.

Höegh LNG has four operating FSRUs, the Höegh Giant, which was delivered from the shipyard on April 27, 2017, the Höegh Esperanza, which was delivered from the shipyard on April 5, 2018, the Höegh Gannet, which was delivered from the shipyard on December 6, 2018, and the Höegh Galleon which was delivered from the shipyard on August 27, 2019. The Höegh Giant is operating on a three-year contract that commenced on February 7, 2018 with Gas Natural SGD, SA. The Höegh Esperanza is operating on a three-year contract that commenced on June 7, 2018 with CNOOC Gas & Power Trading and Marketing Ltd. which has an option for a one-year extension. The Höegh Gannet serves on a 15 month LNG carrier contract with Naturgy. The Höegh Galleon operates on an interim LNGC contract with Cheniere Marketing International LLP ("Cheniere") that commenced in September 2019.

Pursuant to the terms of the omnibus agreement, we will have the right to purchase the Höegh Giant, the Höegh Esperanza, the Höegh Gannet and the Höegh Galleon following acceptance by the respective charterer of the related FSRU under a contract of five years or more, subject to reaching an agreement with Höegh LNG regarding the purchase price. There can be no assurance that we will acquire any vessels from Höegh LNG or of the terms upon which any such acquisition may be made.

The following table provides information about the additional FSRUs that we anticipate that we may have the right to purchase from Höegh LNG pursuant to the omnibus agreement or by agreement with Höegh LNG:

		Maximum
		send out
	Capacity	capacity
FSRU	(cbm)	(MMscf/d)
Höegh Giant	170,000	750
Höegh Esperanza	170,000	750
Höegh Gannet	170,000	1,000
Höegh Galleon	170,000	750

Please read “Item 7.B. —Related Party Transactions—Omnibus Agreement” for a description of our omnibus agreement.

Technical Specifications

Each FSRU in our fleet, as well as the Höegh Giant, Höegh Esperanza, Höegh Gannet and Höegh Galleon, has or will have the following onboard equipment for the vaporization of LNG and delivery of high-pressure natural gas:

•	High-Pressure Cryogenic Pumps. Each FSRU has, or will have upon delivery from the shipyard, high-pressure cryogenic pumps, which pressurize the LNG prior to vaporization.

•	Vaporizers. Each FSRU has, or will have upon delivery from the shipyard, vaporizers, which convert the LNG back to vaporous natural gas using heat generated by either steam boilers or seawater.

•	Dual-Fuel Diesel Electric Propulsion Plant. Each FSRU has, or will have upon delivery from the shipyard, a dual-fuel diesel electric propulsion plant, which provides the power for the vessel’s regasification, propulsion and utility systems.

•	Mooring System. Each of the Neptune and the Cape Ann is equipped with a submerged turret loading (“STL”) offshore mooring system and can also be moored to a jetty. The PGN FSRU Lampung is equipped for mooring to a tower yoke. The Höegh Gallant, the Höegh Grace, the Höegh Giant, the Höegh Esperanza, the Höegh Gannet and the Höegh Galleon are or will be equipped for quay-side mooring.

•	Gas Export System. The PGN FSRU Lampung has an export pipeline on her bow, which is connected via jumper hoses to the tower yoke. The Höegh Gallant, the Höegh Grace, the Höegh Giant, the Höegh Esperanza, the Höegh Gannet and the Höegh Galleon have or will have a high-pressure manifold on the side, to connect to the loading arms on the purpose-built jetties. The Neptune and the Cape Ann have an STL buoy system but have also been retrofitted with high-pressure gas manifold on the side, which can be connected to loading arms on a jetty.

Each of the Höegh Giant, the Höegh Esperanza, the Höegh Gannet and the Höegh Galleon is equipped with the same reinforced membrane-type cargo containment system as our current fleet.

Each of the Neptune and the Cape Ann has a closed-loop regasification system, where heat for vaporization is generated by steam boilers. The PGN FSRU Lampung, the Höegh Gallant, the Höegh Grace and the Höegh Giant have open-loop regasification systems, where heat for vaporization is generated by pumping sea water. The Höegh Esperanza and the Höegh Gannet are equipped to operate using a regasification system that is closed-loop, open-loop or a combination of closed-loop and open-loop, i.e. any mix of seawater and steam heating. The Höegh Galleon is equipped with an open loop regasification system but is also prepared for retrofitting with a closed and combined loop system.

Each of the Neptune, the Cape Ann, the Höegh Gallant, the Höegh Grace, the Höegh Giant, the Höegh Esperanza, the Höegh Gannet and the Höegh Galleon is or will be capable of operating as a conventional LNG carrier.

Customers

For the years ended December 31, 2019, 2018 and 2017, the total revenues in the consolidated statements of income are from PGN LNG, EgyptCo and SPEC. PGN LNG is a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk, a subsidiary of PT Pertamina, a government-controlled, Indonesian oil and gas producer, natural gas transportation and distribution company. EgyptCo had a time charter agreement with EGAS until October 2018. EgyptCo has an LNG carrier time charter to a third party from October 2018 until April 2020. SPEC is owned 51% by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas, and 49% by private equity investors. Global LNG Supply, accounted for 100% of our joint ventures’ time charter revenues for the years ended December 31, 2019, 2018 and 2017. During 2018, Global LNG Supply was acquired by Total, a French publicly listed company, that produces and markets fuels, natural gas and low-carbon electricity, from ENGIE. In February 2020, our joint ventures’ time charters were novated from Global LNG Supply to Total Gas & Power, a subsidiary of Total.

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

Neptune Time Charter

Initial Term; Extensions

The Neptune time charter commenced upon acceptance of the vessel by the charterer in November 2009. The initial term of the Neptune time charter is 20 years. Total Gas & Power has the option to extend the time charter for up to two additional periods of five years each.

Performance Standards

Under the Neptune time charter, the vessel owner undertakes to ensure that the vessel meets specified performance standards at all times during the term of the time charter. The vessel must maintain a guaranteed speed, consume no more than a specified amount of fuel oil and not exceed a maximum average daily boil-off, all as specified in the time charter. On April 1, 2020, as part of the settlement of the boil-off claim with the charterer, the vessel owner and the charterer entered into an amendment to the Neptune time charter specifying a new procedure with respect to the calculation of excess boil-off under the time charter’s performance standards. In addition, the vessel owner undertakes that the vessel will be capable of discharging her cargo within a specified time and regasifying and discharging her cargo at not less than a specified rate.

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

If Total Gas & Power exercises its option to extend the Neptune time charter beyond its initial term, the hire rate will be determined as set forth above, provided that the fixed element will be reduced by approximately 30%.

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

Indemnification

No liability is imposed upon the vessel owner for the death or personal injury of the charterer, its representatives or their estates (collectively, the “Charterer’s Group”) while engaged in activities contemplated by the time charter unless such death or personal injury is by the gross negligence or willful misconduct of the vessel owner, its employees or its agents. Additionally, no liability is imposed upon the vessel owner if any personal property of the Charterer’s Group is damaged, lost or destroyed as a result of the gross negligence or willful misconduct of the vessel owner, its employees or its agents. Similar provisions apply to the charterer in both cases.

However, if any of the charterer’s representatives dies or is personally injured while engaged in activities contemplated by the time charter and as a result of the gross negligence or willful misconduct of the vessel owner, its employees or its agents, the vessel owner will indemnify the Charterer’s Group, as applicable. Additionally, if any personal property of the Global Charterer’s Group is damaged, lost or destroyed as a result of the gross negligence or willful misconduct of the vessel owner, its employees or its agents, the vessel owner will indemnify the Charterer’s Group, as applicable. Reciprocal obligations are imposed on the charterer in both cases.

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

Subcharter Provisions

The charterer entered into a subcharter to provide the Neptune as an FSRU for the Etki Terminal in Izmir province on the west coast of Turkey, pursuant to which Global LNG Supply and SRV Joint Gas Ltd. amended the Neptune time charter in December 2016 (the “Neptune charter amendments”). The subcharter terminated in June 2019. The Neptune charter amendments applied only during the term of the subcharter.

Cape Ann Time Charter

Initial Term; Extensions

The Cape Ann time charter commenced upon acceptance of the vessel by the charterer in June 2010. The initial term of the Cape Ann time charter is 20 years. Total Gas & Power has the option to extend the time charter for up to two additional periods of five years each. From October 2017 until March 2018, the Cape Ann operated as an FSRU pursuant to a subcharter between Global LNG Supply and CNOOC Tianjin LNG Limited Company (“CNOOC TLNG”). From November 2013 until January 3, 2017, the Cape Ann also operated as an FSRU pursuant to a similar subcharter with CNOOC TLNG.

In February 2020, Total Gas & Power entered into a subcharter with Western Concessions Private Limited, pursuant to which Total Gas & Power and SRV Joint Gas Two Ltd. amended the Cape Ann time charter to allow for the use of the Cape Ann at the Jaigarh Port FSRU terminal in India. Such amendments apply only during the term of the subcharter. On March 15, 2020, the Cape Ann arrived in India to commence the subcharter which will continue until the fourth quarter of 2025. On April 1, 2020, as part of the settlement of the boil-off claim with the charterer, the vessel owner and the charterer entered into an amendment to the Cape Ann time charter specifying a new procedure with respect to the calculation of excess boil-off under the time charter’s performance standards.

The terms of the Cape Ann time charter are substantially similar to those of the Neptune time charter unmodified by the Neptune charter amendments.

Subcharter Provisions

In connection with the subcharter, the charterer will after the expiration of the subcharter, reimburse the costs of reinstating the vessel in order for her to be in every way fitted for service under the charter, during which times the vessel will be on-hire. The charterer is also required to compensate the vessel owner for time spent and costs and expenses incurred in connection with the subcharter and arrange for the importation, stay and exportation into and from India of the Cape Ann and any materials or equipment needed for the vessel owner’s performance of the subcharter. The charterer will indemnify the vessel owner for (a) costs, claims or losses that the vessel owner incurs as a consequence of the subcharter, except if such costs, claims or losses resulted directly from the vessel owner’s material failure to comply with the time charter (unless such costs, claims or losses are already specifically addressed by the indemnity provisions of the time charter), and (b) any losses, liabilities and costs for Indian taxes, including any costs of tax and accounting compliance (including the costs of agents, tax advisers and internal and external tax controllers and costs of registering and deregistering a permanent establishment or branch in India with the Indian tax authorities) and any penalty or interest payable in connection with any failure or delay in paying or reporting Indian taxes, together with all compliance and filing costs relating to such taxes.

During the term of the subcharter and while the vessel is not on a voyage as an LNG carrier, certain amendments to the time charter apply, including the following:

•	additional crew requirements, with the charterer responsible for paying for any Indian officers, crew and cadets required to be onboard;

•	the charterer will provide port and marine facilities capable of receiving the vessel and berths and places that the vessel can safely reach and return from;

•	in lieu of the off-hire provision, hire will be reduced proportionately to the extent the vessel does not achieve the minimum discharge rate of regasified LNG;

•	the maintenance provisions and allowances differ;

•	the parties waive any consequential damages arising out of or related to the use or operation of the Jaigarh Port FSRU terminal;

•	performance standards different from those described under “—Neptune Time Charter—Performance Standards,” pursuant to which the vessel owner undertakes to ensure that the vessel consumes no more than a specified amount of fuel oil, delivers the nominated discharge rate in accordance with the daily curve agreed with the charterer, is capable of regasifying LNG in a closed-loop heating mode at a specified pressure and temperature and regasifies and discharges her cargo at not less than a regasified LNG discharge rate; and

•	with respect to indemnification, the definition of the “Charterer’s Group” includes Western Concessions Private Limited.

Guarantee

Pursuant to the Cape Ann time charter, both Höegh LNG Ltd. and MOL guarantee the performance and payment obligations of the vessel owner under the time charter. Such guarantee is joint and several as to performance obligations and several as to payment obligations. If the guarantee is not maintained, the charterer may terminate the time charter.

PGN FSRU Lampung Time Charter

Under a lease, operation and maintenance agreement, which we refer to as a time charter, we provide to PGN LNG the services of the PGN FSRU Lampung, which is moored at the Mooring owned by PGN LNG and located approximately 16 kilometers off the shore of Labuhan Maringgai at the southeast coast of Sumatra, Indonesia. Also, under the time charter, we operate and maintain the Mooring.

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

Performance Standards

Under the PGN FSRU Lampung time charter, the vessel owner makes certain performance warranties for the term of the time charter, excluding time during which the vessel is off-hire or in lay-up or a failure to satisfy any such warranty due to a “Lampung Charterer Risk Event” (which includes, among other things, any breach, act, interference or omission by the charterer that prevents or interferes with the vessel owner’s performance under the time charter) or an event of force majeure, including the following:

•	the management warranties, which consist of the following:

o	the vessel complies with specifications; is classed by Det Norske Veritas GL; is in good order and condition and fit for service; and has onboard all certificates, documents, approvals, permits, permissions and equipment required by Det Norske Veritas GL or any law necessary for the vessel to carry out required operations on the Mooring;

o	the vessel owner provides shipboard personnel in accordance with specified terms;

o	the vessel owner loads LNG in accordance with specified procedures; operates all equipment in a safe and proper manner and as required by Indonesian law; keeps up-to-date records and logs; uses reasonable endeavors to cooperate with the charterer to comply with and satisfy any requirements of any governmental authority; stows LNG properly and keeps a strict account of all LNG loaded, boil-off and regasified LNG discharged; and exercises due diligence and good industry practice to minimize venting of boil-off; and

o	the vessel owner provides and pays for all provisions, wages and discharging fees and all other expenses related to the master, officers and crew; insurance; spare parts and other necessary stores, including lubricating oil; drydocking in emergency cases, maintenance and repairs; certificates; customs or import duties arising in connection with any of the foregoing; and consents, licenses and permits required by governmental authorities to be in the vessel owner’s name (collectively, the “Lampung Vessel Owner Expenses”);

•	the vessel receives LNG in accordance with a specified nominating loading rate;

•	the vessel consumes fuel at or below a specified amount;

•	during a nomination period, the vessel delivers regasified LNG at a specified average rate;

•	during a period in which there is no regasification send-out, no LNG transfer or cargo tank cool down ongoing and no LNG pump running in any cargo tank, the amount of boil-off does not exceed a specified percentage of cargo capacity per day;

•	the boil-off recondenser is able to recondense boil-off gas for the days when the vessel is sending out regasified LNG; and

•	the cargo capacity of the vessel does not exceed the aggregate volume of LNG that can be stored in the cargo tanks of the vessel.

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

Purchase Option

PGN LNG was granted an option to purchase the PGN FSRU Lampung at specified prices based upon the year in which the option is exercised. Such option to purchase may be exercised commencing in June 2018; however, it may not be exercised if either of the charter extension options has expired without exercise. The option is exercisable upon PGN LNG giving us notice specifying the time and date of delivery, which must be after the third anniversary of the date of delivery. The option to purchase survives termination of the time charter. PGN LNG has discussed alternatives regarding the option, among other contractual provisions. However, no notice has been provided to indicate an intention of exercising this option as of March 31, 2020. Please read “Item 3.D. Risk Factors—Risks Inherent in Our Business—PGN LNG and SPEC have options to purchase the PGN FSRU Lampung and Höegh Grace, respectively. If either charterer exercises its option, it could have a material adverse effect on our operating cash flows and our ability to make cash distributions to our unitholders.”

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

Option Agreement

In addition, we entered into an option agreement with Höegh LNG pursuant to which we have the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025 at a rate equal to 90% of the rate payable pursuant to the current charter with EgyptCo, plus any incremental taxes or operating expenses as a result of the new charter. See “Item 7.B. Related Party Transactions—Acquisition of the Höegh Gallant.” On February 27, 2020, we exercised the option to enter into a Subsequent Charter, the final terms of which are subject to approval by the Conflicts Committee and Board of Directors.

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

Ship Management and Maintenance

Under the Höegh Grace charter, the vessel owner is responsible for the technical management of the vessel, including engagement and provision of a qualified crew, maintaining the vessel, arranging supply of stores and equipment, periodic drydocking and ensuring compliance with applicable regulations, including licensing and certification requirements. The vessel owner has entered into services agreements with affiliates of Höegh LNG and Höegh Autoliners Ltd. to provide certain of these services. See “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Support Agreement” and “— Höegh Grace Services Agreements.”

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

Until the termination of the SRV Joint Gas shareholders’ agreement, Höegh LNG has agreed to continue to own common units representing a greater than 25% limited partner interest in us in the aggregate. In addition, Höegh LNG will be required to continue to directly or indirectly maintain the ability to control our general partner pursuant to an agreement with MOL.

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

Employees

Other than our Chief Executive Officer and Chief Financial Officer and certain administrative staff in foreign subsidiaries, we do not have other direct employees and rely on the key employees of Höegh Norway who perform services for us pursuant to the administrative services agreement. Höegh Norway and Höegh LNG Management also provide commercial and technical management services to our fleet pursuant to ship management agreements, the Gallant management agreement, the Höegh Grace Services Agreements, a sub-technical support agreement and commercial and administration management agreements. Höegh Maritime Management also provides crew pursuant to a secondment agreement. Our crew may be employed by our or Höegh LNG's subsidiaries. Please read “—Maritime Personnel and Competence Development” and “Item 6.A. Directors and Senior Management.”

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

Maritime Personnel and Competence Development

As of March 31, 2020, entities in the Höegh LNG group employed approximately 622 maritime personnel who serve on our and Höegh LNG’s vessels. The Scandinavian employees are employed by Höegh LNG Management. Non-Scandinavian employees, except for seafarers operating the PGN FSRU Lampung and the Höegh Grace, are employed by Höegh Maritime Management. The seafarers operating the PGN FSRU Lampung are employed by PT Höegh. The seafarers operating the Höegh Grace are employed by Höegh Colombia. Höegh LNG Management and Höegh Maritime Management will employ and train additional maritime personnel to assist us as we grow. Höegh LNG Management, the ISM-certified company, provides technical management services, including all necessary maritime personnel-related services, to the vessel owners pursuant to the ship management agreements. Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Support Agreement.”

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

Our current protection and indemnity insurance coverage is limited to $3.1 billion for all liabilities, except for pollution, which is limited to $1 billion per vessel per incident. We are a member of the Gard P&I Club, which is among the 13 P&I clubs that comprise the International Group. Members of the International Group insure approximately 90% of the world’s commercial tonnage, and they have entered into a pooling agreement to reinsure each P&I club’s liabilities. P&I clubs provide the basic layer of insurance, which is currently $10 million. For members of the International Group, the International Group provides the next layer of insurance, covering liability between $10 million and $90 million. For liabilities above $90 million, the International Group has one of the world’s largest reinsurance contracts, with the maximum liability per accident or occurrence currently set at $3 billion. As a member of the Gard P&I Club, we are subject to a call for additional premiums based on the club’s claims record, as well as the claims record of all other members of the P&I clubs comprising the International Group. However, our P&I club has reinsured the risk of additional premium calls to limit our additional exposure. This reinsurance is subject to a cap, and there is the risk that the full amount of the additional call would not be covered by this reinsurance.

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

International Maritime Regulations of FSRUs and LNG Carriers

The IMO is the United Nations’ agency that provides international regulations governing shipping and international maritime trade. The requirements contained in the International Safety Management Code (“ISM Code”) promulgated by the IMO govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Höegh LNG hold a valid Document of Compliance (“DOC”) for each flag in the fleet; Norway (the Neptune, the Cape Ann and the Höegh Gallant), Marshall Islands (the Höegh Grace) and Indonesia (the PGN FRSU Lampung). Each DOC meets the requirements of the IMO.

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

In the wake of increased worldwide security concerns, the IMO amended SOLAS and added the ISPS Code a new chapter to that convention. The objective of the ISPS Code, which came into effect on July 1, 2004, is to detect security threats and take preventive measures against security incidents affecting ships or port facilities. Höegh LNG Management has developed Security Plans and appointed and trained Ship and Office Security Officers, and all of our vessels have been certified to meet the ISPS Code. Please read “—Vessel Security Regulations” for a more detailed discussion about these requirements.

The IMO continues to review and introduce new regulations. It is impossible to predict what additional regulations, if any, may be passed by the IMO and what effect, if any, such regulations may have on our operations.

Air Emissions

The MARPOL Convention is the principal international convention negotiated by the IMO governing marine pollution prevention and response. The MARPOL Convention imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, sewage and air emissions. MARPOL 73/78 Annex VI “Regulations for the Prevention of Air Pollution” (“Annex VI”) entered into force on May 19, 2005, and applies to all ships, fixed and floating drilling rigs and other floating platforms. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts, emissions of volatile compounds from cargo tanks and incineration of specific substances and prohibits deliberate emissions of ozone-depleting substances. Annex VI also includes a global cap on sulfur content of fuel oil and allows for special areas to be established in different regions of the world with more stringent controls on sulfur emissions. The certification requirements for Annex VI depend on size of the vessel and time of periodical classification survey. Ships weighing more than 400 gross tons and engaged in international voyages involving countries that have ratified the conventions, or ships flying the flag of those countries, are required to have an International Air Pollution Certificate (an “IAPP Certificate”). Annex VI came into force in the United States on January 8, 2009. All of our vessels currently have IAPP Certificates.

Annex I to the MARPOL Convention applies to various ships delivered on or after August 1, 2010. It includes requirements for the protected location of the fuel tanks, performance standards for accidental oil fuel outflow, a tank capacity limit and certain other maintenance, inspection and engineering standards. IMO regulations also require owners and operators of vessels to adopt Ship Oil Pollution Emergency Plans. Periodic training and drills for response personnel and for vessels and their crews are required.

On July 1, 2010, amendments to Annex VI took effect that impose progressively stricter limitations on sulfur oxide (SOx) emissions from ships. As of January 1, 2012, the cap on the sulfur content of fuel used to power ships was 3.5%, with this cap decreasing over time. Pursuant to Annex VI Regulation 14, for fuels used in the four Emission Control Areas (“ECAs”) for SOx, i.e., the Baltic Sea, North Sea, North America, and United States Caribbean Sea ECAs, the cap settled at 0.1% in January 2015. For fuels used in all non-ECA seas, the cap decreases over time and will settle at 0.5% on January 1, 2020. The 0.5% sulfur cap is generally referred to IMO 2020 and applies absent the installation of expensive sulfur scrubbers to meet reduced emission requirements for sulfur. The European Directive 2005/33/EU, which came into effect January 1, 2010, bans the use of fuel oils containing more than 0.1% sulfur by mass by any merchant vessel while at berth or anchored in any European Union country port. Our FSRUs have achieved compliance with applicable low sulfur fuel requirements through use of gas boil-off and low sulfur marine diesel oil in their diesel generators and boilers.

MARPOL Annex VI regulations also establish progressively more stringent standards for emissions of nitrogen oxides (NOx) from new and certain modified marine engines, depending on their date of installation or the date of ship construction. Engine standards required under Annex VI to limit NOx emissions in designated areas are referred to as "Tier III" controls. Pursuant to amendments adopted in April 2014, the Tier III Annex VI requirements for NOx apply to certain newbuild vessels with marine diesel engines constructed on or after January 1, 2016, and that operate in the North American or United States Caribbean Sea NOx Tier III ECAs. And, pursuant to amendments adopted in July 2017 and entered into force on January 1, 2019, the Baltic Sea and North Sea ECAs have been designated as NOx Tier III ECAs, with NOx Tier III Annex VI requirements applying to certain newbuild vessels with marine diesel engines constructed on or after January 1, 2021 that operate in the Baltic Sea or North Sea NOx Tier III ECAs.

As discussed in “—U.S. Clean Air Act” below, U.S. air emissions standards are now equivalent to these amended Annex VI requirements. Additional or new conventions, laws and regulations may be adopted in the future and could require the installation of emission control systems. Because our vessels are largely powered by means other than fuel oil we do not anticipate that any emission limits that may be promulgated will require us to incur any material costs for the operation of our vessels but that possibility cannot be eliminated. However, because the marine sector accounts for approximately half of the global fuel oil demand, the impact of the increased demand for compliant low sulfur fuels under IMO 2020 is expected to affect the availability and cost of such fuels and, in turn, increase our costs of operation.

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

Effective as of November 12, 2019, the U.S. Coast Guard adjusted the limits of OPA 90 liability to the greater of $2,300 per gross ton or $19,943,400 for any double-hull tanker that is over 3,000 gross tons (subject to possible adjustment for inflation) (relevant to our and Höegh LNG’s vessels). The liability limits are subject to possible further adjustment for inflation in the future. These limits of liability do not apply where the incident is caused by violation of applicable U.S. federal safety, construction or operating regulations, or by the responsible party’s gross negligence or willful misconduct. These limits likewise do not apply if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the substance removal activities. OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for discharge of pollutants within their waters. In some cases, states, which have enacted their own legislation, have not yet issued implementing regulations defining vessel owners’ responsibilities under these laws.

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

Compliance with any new requirements of OPA 90 or other laws and regulations relating to oil spill liability may substantially impact our cost of operations or require us to incur additional expenses to comply with any new regulatory initiatives or statutes. Additional legislation or regulation applicable to the operation of our vessels that may be implemented in the future could adversely affect our business and ability to make cash distributions to our unitholders.

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

In December 2018, the Vessel Incidental Discharge Act ("VIDA") was signed into law and restructured the EPA and the U.S. Coast Guard programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing U.S. Coast Guard regulations will be phased out over a period of approximately four years from December 2018 and replaced with National Standards of Performance (NSPs) to be developed by EPA and implemented and enforced by the U.S. Coast Guard. The scheduled expiration date of the 2013 VGP was December 18, 2018, but under VIDA the provisions of the VGP will remain in place until the new regulations are in place.

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

As discussed above, under VIDA, existing U.S. Coast Guard ballast water management regulations will be phased out over a period of approximately four years from December 2018 and replaced with NSPs to be developed by EPA and implemented and enforced by the U.S. Coast Guard.

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

The European Commission is pursuing a strategy to integrate maritime emissions into the overall European Union strategy to reduce greenhouse gas emissions. In accordance with this strategy, in April 2015 the European Parliament and Council adopted regulations requiring large vessels using European Union ports to monitor, report and verify their carbon dioxide emissions beginning in January 2018. On January 1, 2013, the IMO’s approved mandatory measures to reduce emissions of greenhouse gases from international shipping went into force. These include amendments to Annex VI for the prevention of air pollution from ships adding a new Chapter 4 to Annex VI on energy efficiency requiring the Energy Efficiency Design Index (the “EEDI”) for new ships, and the Ship Energy Efficiency Management Plan (the “SEEMP”) for all ships. Other amendments to Annex VI add new definitions and requirements for survey and certification, including the format for the International Energy Efficiency Certificate. The regulations apply to all ships of 400 gross tonnage and above. The IMO also adopted a mandatory requirement in October 2016 that ships of 5,000 gross tonnage and above record and report their fuel oil consumption. The requirement entered into force in March 2018. These new rules will likely affect the operations of vessels that are registered in countries that are signatories to Annex VI or vessels that call upon ports located within such countries. In May 2019, the MEPC approved for adoption at its April 2020 session further amendments to MARPOL Annex VI intended to significantly strengthen the EEDI “phase 3” requirements. These amendments would accelerate the entry into effect date of phase 3 from 2025 to 2022 for several ship types, including gas carriers, general cargo ships and LNG carriers and require new ships built from that date to be significantly more energy efficient. The MEPC also is looking into the possible introduction of a phase 4 of EEDI requirements. The implementation of the EEDI and the SEEMP standards could cause us to incur additional compliance costs. The IMO has reaffirmed its strong commitment to work to address greenhouse gas emissions from ships engaged in international trade. At the October 2016 Marine Environmental Protection Committee (the "MEPC") session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions. In April 2018, the MEPC adopted an initial strategy designed to reduce the emission of greenhouse gases from vessels, including short-term, mid-term and long-term candidate measures with a vision of reducing and phasing out greenhouse gas emissions from vessels as soon as possible in the 21st Century. The mid-term measures under consideration by IMO include the development of a market-based mechanism for greenhouse gas emissions from ships, but it is impossible to predict the likelihood that such a standard might be adopted or the potential impact of this or other IMO measures under consideration on our future operations at this time. According to the “Roadmap” approved by IMO Member States in 2016, the initial strategy is due to be revised by 2023. The EU has indicated that it intends to implement regulation in an effort to limit emissions of greenhouse gases from vessels if such emissions are not regulated through the IMO.

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

Other Regulations

International Conventions

Our vessels may also become subject to the 2010 HNS Convention, if it is adopted by a sufficient number of countries. At least 12 states must ratify or accede to the 2010 HNS Protocol for it to enter into effect. In July 2019, South Africa became the 5th state to ratify the protocol. At least 7 more states must ratify or accede to the protocol for it to enter into effect. The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances (“HNS”), including liquefied gases. The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by vessel owners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the vessel owner up to a maximum of 100 million from the supplementary foreign exchange reserve assets defined and maintained by the International Monetary Fund called Special Drawing Rights (“SDR”). If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.

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

Indian Environmental Regulation of FSRUs

Under Indian law, the Government of India’s Ministry of Environment and Forest regulates FRSUs and LNG imports. Section 3(2)(v) of India’s Environment Protection Act, 1986, obligates industries, operations or processes to be carried out subject to certain safeguards, including maintaining standards of quality of air, water or soil, complying with maximum allowable limits of concentration of environment pollutants, and abiding by procedures for handling hazardous substances. FRSU and LNG import operations in India require a one-time Consent to Establish and a Consent to Operate, renewed on a periodic basis, from the applicable State Pollution Control Board under Section 21 of the Air (Prevention and Control of Pollution) Act, 1981 (“Air Act”) and Section 25 of the Water (Prevention and Control of Pollution) Act, 1974 (“Water Act”).

In addition to the consents required under the Air Act and the Water Act, an authorization from the applicable State Pollution Control Board is required under the Hazardous Waste Management Rules 2008 for the Generation, Treatment, Storage, Transportation and Disposal of Hazardous Waste. There are also certain business specific approvals required by the Ministry of Petroleum and Natural Gas to be obtained before operating any project in India. Without obtaining the necessary approvals, an establishment will not be allowed to operate in India.

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

Taxation of the Partnership

The following are discussions of the material tax considerations applicable to us under U.S., Marshall Islands, Norway, Singapore, Indonesia, Cyprus, Egypt, Columbia and Indian law, respectively. These discussions are based upon provisions of the applicable tax law as in effect on the date of this Annual Report, regulations and current administrative rulings and court decisions, all of which are subject to change or differing interpretation, possibly with retroactive effect. Changes in these authorities or their interpretation may cause the tax consequences to vary substantially from the consequences described below.

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

Our common units and our Series A preferred units are traded only on the New York Stock Exchange, which is considered to be an established securities market. Thus, the number of our common units and our Series A preferred units that is traded on the New York Stock Exchange exceeds the number of each class that is traded on any other securities market, and this is not expected to change. Therefore, we believe that our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test. Although the matter is not free from doubt, based upon our analysis of our current and expected cash flow and distributions on our outstanding equity interests, we believe that (i) our common units and Series A preferred units represent more than 50.0% of the total value of all of our outstanding equity interests and (ii) our common units and our Series A preferred units represent more than 50.0% of the total combined voting power of our equity interests. In addition, we believe that our common units and our Series A preferred units each currently satisfy, and expect that our common units and our Series A preferred units each will continue to satisfy, the listing and trading volume requirements described previously. Therefore, we believe that our equity interests are “primarily traded” on an established securities market for purposes of the Publicly Traded Test.

Further, our partnership agreement provides that any person or group that beneficially owns more than 4.9% of any class of our units then outstanding generally will be treated as owning only 4.9% of such units for purposes of voting for directors. There can be no assurance that this limitation will be effective to eliminate the possibility that we will have any 5.0% unitholders for purposes of the Closely Held Block Exception. Nevertheless, we believe that our common units have not lost eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception based upon the current ownership of our common units. Thus, although the matter is not free from doubt and is based upon our belief and expectations regarding our satisfaction of the factual requirements described above, we believe that we satisfied the Publicly Traded Test for 2019, and we expect that we will satisfy the Publicly Traded Test for the current and all future taxable years.

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

The 4.0% Gross Basis Tax

If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions. Under the sourcing rules described above under “—Taxation of Operating Income,” 50.0% of our U.S. Source International Transportation Income would be treated as being derived from U.S. sources.

Marshall Islands Taxation

Because we, our operating subsidiary and our controlled affiliates do not, and do not expect to conduct business, transactions or operations in the Republic of the Marshall Islands, neither we nor our controlled affiliates will be subject to income, capital gains, profits or other taxation under current Marshall Islands law, other than taxes, fines or fees due to (i) the incorporation, dissolution, continued existence, merger, domestication (or similar concepts) of legal entities registered in the Republic of the Marshall Islands, (ii) filing certificates (such as certificates of incumbency, merger, or redomiciliation) with the Marshall Islands registrar, (iii) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, (iv) compliance with Marshall Islands law concerning books and records and vessel ownership, such as tonnage tax, or (v) non-compliance with economic substance requirements or with requests made by the Marshall Islands Registrar of Corporations relating to our books and records and the books and records of our subsidiaries. As a result, distributions by our operating subsidiaries and our controlled affiliates to us will not be subject to Marshall Islands taxation.

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

Taxation of the Partnership and Non-Norwegian Incorporated Subsidiaries.

As we are a partnership and do not expect to be managed and controlled within Norway nor carrying out business in Norway, we do not expect to be subject to taxation in Norway. While certain of our joint ventures and non-Norwegian incorporated subsidiaries will enter into agreements with Höegh Norway and Höegh LNG Management, Norwegian incorporated and resident companies, for the provision of certain management and administrative services, we believe that the terms of these agreements will not result in us, our operating company or any of our non-Norwegian incorporated subsidiaries being treated as being resident in Norway or having a permanent establishment or carrying out business in Norway. As a consequence, we expect that neither our profits, the profits of our operating company or any of our joint ventures and non-Norwegian incorporated subsidiaries will be subject to Norwegian corporation tax. We do not currently anticipate that any of our joint ventures and non-Norwegian incorporated subsidiaries will be controlled or managed in Norway or have a permanent establishment or otherwise carry on business in Norway. Accordingly, we do not anticipate that any of our joint ventures and non-Norwegian incorporated subsidiaries will be subject to Norwegian corporation tax.

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

Taxation of Operating Income

PT Höegh’s main business activity in Indonesia is to provide the lease, operation, and maintenance of the PGN FSRU Lampung to PGN LNG. As PT Höegh was established in Indonesia, it is a resident taxpayer. Under Law No. 36 Year 2008 regarding Income Tax (“Income Tax Law” or “ITL”), PT Höegh is subject to Corporate Income Tax (“CIT”) of 25% on taxable profit derived from the business activities performed. Therefore, any income generated by PT Höegh from PGN LNG in regard to the lease, operation, and maintenance of the PGN FSRU Lampung is subject to CIT of 25% (after deductions for allowable expenses in accordance with the ITL provisions).

Taxable income is calculated on the basis of accounting profits as modified by certain tax adjustments. Any tax loss can be carried forward for a maximum period of five years. Loss carry back is not permitted in Indonesia.

For tax purposes, costs incurred in relation to the acquisition of fixed assets are deductible (through depreciation) over a useful life of four to 20 years depending on the type of the fixed assets. In this regard, although the commercial useful life of a fixed asset is more than 20 years, such asset shall only be depreciated for a maximum of 20 years for tax purposes.

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

Debt to Equity Ratio Requirement

Under Minister of Finance (“MoF”) Regulation No. 169/PMK.010/2015 (“MoF -169”) Indonesian corporate taxpayers are subject to a limit in claiming financing costs as tax deduction where their debt to equity ratio exceeds 4:1. PMK 169 was effective from fiscal year 2016 onwards.

MoF-169 stipulates that debt shall include long-term debt, short-term debt and trade payables which bear interest. Equity includes all items recorded under the equity section of the balance sheet based on the prevailing accounting standards and interest-free loans from related parties.

In case the balance of equity is zero or negative, no financing costs of the taxpayer can be deducted. In case the actual ratio of the debt and equity exceeds 4:1 the deductible financing costs must be adjusted to an allowable amount based on the 4:1 ratio.

Certain industries, including the infrastructure industry, are exempted from the debt to equity ratio requirements. The infrastructure industry is not defined in MoF-169, and there has been no further guidance issued by the DGT regarding this matter. The DGT issued Regulation No. PER-25/PJ/2017 (“PER-25”) in 2017 which provides information in relation to the implementation of MoF-169. PER-25 provides guidance that interest is not deductible on any debt for which the existence cannot be formally verified and specifies reporting requirements on the corporate income tax return to comply with the regulation.

Land and Building Tax (“Property tax”)

On December 10, 2019 the MoF issued regulation No. 186/PMK.03/2019 (“MoF-186”) regarding the following changes in relation to the application of Property tax. These changes are:

●	an updated classification of “Tax Objects”; and
●	new procedures to determine the Sale Value of these Tax Objects

The regulation is effective from January 1, 2020.

Under MoF-186, the definition of “building” extends to technical constructions planted or attached permanently on “land” within Indonesia’s territorial waters. This includes pipelines, cable networks, toll roads and, most importantly, industry-relevant storage and processing facilities (i.e. Floating storage and offloading vessels (“FSOs”), Floating production system (“FPS”), Floating storage unit (“FSUs”), Floating, production, storage and offloading vessels (“FPSOs”) and FSRUs).

In addition, while the DGT considers an FSRU as a building for Property tax purposes, it continues to be considered a non-building for CIT purposes. Therefore, the income from FSRU operations is still subject to a 25% income tax on taxable income, rather than a 10% income tax on rental income from a building.

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

Any tax losses incurred by the Egypt Branch can be used as a deduction against the taxable income of Höegh Cyprus for the same year. Any unutilized branch tax losses can be carried forward. A claw-back applies for previous losses utilized in the year in which the Egypt Branch becomes profitable. Losses clawed back through taxation of equal profits are restricted to losses offset with profits/losses being carried forward and exclude expired losses (i.e. exclude losses which were carried forward but not offset with profits due to the lapse of the five year carry forward period from the date the losses were incurred).

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

In addition, to the ordinary taxation system, a presumptive tax system applies. Under the presumptive tax system, Colombian rules provide that net taxable income cannot be less than a cap calculated as 0.5% of the company’s net equity as of December 31 of the previous year. Accordingly, if net taxable income is lower than the cap, the ordinary taxation will be disregarded and the presumptive tax system considerations will apply. However, such system will not apply from fiscal year 2021 and onwards, since the percentage to determine the presumptive income will be set to 0%.

WHT

Dividends paid out of profits that are subject to tax at the Colombian corporate level (CIT) have a 10.0% WHT rate (dividend tax), when distributed to foreign non-resident shareholders. Otherwise, a 38.8%, 37.9% and 37.0% WHT rate applies for the dividends on profits not subject to CIT for the years ended December 31, 2020, 2021 and 2022 onwards, respectively. Höegh Colombia expects to pay dividends from retained profits that were subject to Colombian CIT.

VAT

The services rendered by Höegh Colombia are subject to 19% VAT.

Financial Transaction Tax

Financial Transaction Tax is levied on the transfers from Colombian bank accounts at a rate of 0.4% of the amount transferred. A 50% share of the Financial Transaction Tax is deductible for CIT purposes.

ITT

ITT will be applicable in Cartagena for the services provided through the Cartagena office and services provided on-shore or within the boundaries of the Cartagena District. Up to 50% of the ITT paid by the Company will be a tax credit for CIT purposes, or alternatively, 100% of the ITT paid can be treated as a deduction for CIT purposes. In 2022, the tax credit will increase to 100% for CIT purposes.

Capital gains taxation

Starting in 2019, the sale of Colombian assets (i.e. shares) by a foreign non-resident is subject to a 10% capital gains tax provided the seller possessed the assets for two years or longer. If the assets are held for less than two years, the gain is subject to the ordinary corporate income tax rate at a rate of 32% for taxable year 2020 (31% on 2021 and 30% from 2022 onwards).

Indian Taxation

The following is a discussion of the material Indian tax consequences applicable to us. This discussion is based upon existing legislation and current practice adopted by the Indian revenue authorities as of the date of this Annual Report. Changes in the existing legislation and current practice may cause the tax consequences to vary substantially from the consequences described below. The following discussion does not purport to be a comprehensive description of all of the Indian tax considerations applicable to us.

Taxation of the Partnership and non-Indian Incorporated Subsidiaries

As we are a limited partnership and do not expect to be managed and controlled or domiciled within Indian or conduct business or carry out activities through a permanent establishment in India, we do not expect to be subject to taxation in India.

We do not currently anticipate that any of our other non-Indian incorporated subsidiaries will be controlled, managed or domiciled in India or conduct business or carry out activities through a permanent establishment in India, except as described below. Accordingly, we do not anticipate that any of our non-Indian incorporated subsidiaries will be subject to Indian corporate income tax, except as described below.

Taxation of profits and deduction for losses

Starting in 2020, SRV Joint Gas Two Ltd.’s main business activity in India will be to provide a time charter of the Cape Ann to Total Gas & Power. Total Gas & Power has sub-contracted the Cape Ann to an Indian concern. All the activities of the business (i.e., leasing, etc.) are being carried outside of India. Accordingly, SRV Joint Gas Two Ltd. is not expected to be a permanent establishment in India but will be subject to certain Indian taxes, as revenue from the operating lease will be subject to royalty taxation. Royalty revenue is subject to withholding tax computed on a gross basis. Taxes are withheld from royalty invoices at a rate of 10%, plus a 2% or 5% surcharge, as applicable, and a 4% health and education tax levy (“health and education cess”). The applicable surcharge depends on the amount of revenues.

Höegh LNG Management will provide ship management services to the Cape Ann through a project office in India ("Indian Office"). All of the Indian Office expenses, including Indian taxes, will be invoiced to SRV Joint Gas Two Ltd. as vessel operating expenses. As the Indian Office will be established in India, it is expected to be a permanent establishment and be subject to Indian taxes on a net income basis (after deduction of business expenses, subject to compliance under the applicable Indian withholding tax (“WHT”) provisions), as further described below.

Indian domestic tax law

Under the Indian Income-tax Act, 1961 (“Indian tax laws” or “ITL”), a foreign company, that has a permanent establishment in India, is generally taxed at 40% plus a 2% or 5% surcharge, as applicable, and 4% health and education cess on net income basis. Taxable income is calculated based on accounting profits as modified by certain tax adjustments.

A foreign company with a permanent establishment in India is liable to pay Minimum Alternate Tax (‘MAT’) on their adjusted book profits where the tax liability under the normal provisions of the ITL is not more than 15% of such book profits. MAT credit is the amount paid over and above the normal tax liability, which can be carried forward and can be utilized for 15 years.

Tax depreciation

Depreciable assets are grouped in blocks, and each block is eligible for depreciation for taxes computed on a net income basis at a prescribed rate which ranges from 0-45%:

●	10% for furniture and fittings
●	15 to 45% for plant and machinery
●	40% for computers
●	25% for intangible assets

Where the asset is used for less than 180 days in a tax year, the depreciation is restricted to 50% of the prescribed rate in such year.

Withholding Taxes (“WHT”)

The Indian Office is required to withhold:

•	WHT at the following rates:
o	10% on payments for royalty and technical fees;
o	40% on payments of other income; and
o	5% on payments of interest on foreign currency loans (subject to certain conditions)

The WHT rate rates are adjusted for applicable surcharge and health and education cess. The amount of WHT paid during the year represents a prepayment of ITL for the recipient of income that is a permanent establishment in India.

Carry forward of losses

Any tax loss can be carried forward for a maximum period of 8 years. Loss carry back is not permitted in India.

Crew payroll taxes

The salary of the crew will be taxable in India under the ITL if the services are performed in India (irrespective of the residential status of the crew). Salaries and wages paid to employees (including non-resident employees) are subject to tax at rates ranging from 10% to 30% (plus applicable surcharge and health and education cess). The Indian Office will pay the payroll taxes on behalf of the crew.

Goods and services tax (“GST”)

With respect to the provision of ship management services through the Indian Office, services provided will be subject to Indian GST. The ship management income invoiced by the Indian Office will include GST at a rate of 18%. The GST charged on the invoice from the Indian Office to SRV Joint Gas Two Ltd. will not be creditable and, therefore, will be a cost for the FSRU’s ship management services.

C.	Organizational Structure

We are a publicly traded limited partnership formed on April 28, 2014. The diagram below depicts our simplified organizational structure as of March 31, 2020. As of March 31, 2020, we have issued and outstanding 33,286,284 common units, 6,707,999 Series A preferred units and incentive distribution rights, and as of March 31, 2020 Höegh LNG owns 15,257,498 of our common units and incentive distribution rights issued and outstanding.

(1)	On February 4, 2020, the Certificate of Dissolution was received from Cayman Islands, certifying that Höegh LNG FSRU III Ltd. will be dissolved on May 4, 2020.

We listed our common units on the New York Stock Exchange (“NYSE”) in August 2014 under the ticker symbol “HMLP.” Our preferred units are listed on the NYSE under the ticker symbol “HMLP-A.”

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

You should read the following discussion of our financial condition and results of operations in conjunction with “Item 3.A. Selected Financial Data” and “Item 4. Information on the Partnership” and the consolidated financial statements and related notes of Höegh LNG Partners LP, included elsewhere in this Annual Report. Such financial statements, including related notes thereto, have been prepared in accordance with US GAAP and are presented in U.S. Dollars.

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

On January 26, 2018, the Partnership entered into sales agreement with B. Riley FBR Inc. (the “Agent”). Under the terms of the sales agreement, the Partnership could offer and sell up to $120 million aggregate offering amount of common units and 8.75% Series A cumulative redeemable preferred units (“Series A preferred units”) through the Agent, acting as agent for the Partnership (the “Prior ATM Program”).

On October 18, 2019, the Partnership entered into a sales agreement with the Agent for a new ATM program and terminated the Prior ATM Program. Under the terms of the new sales agreement, the Partnership may offer and sell up to $120 million aggregate offering amount of common units and Series A preferred units, from time to time, through the Agent, acting as an agent for the Partnership. Sales of such units may be made in negotiated transactions that are deemed to be "at the market" offerings, including sales made directly on the New York Stock Exchange or through a market maker other than on an exchange.

On January 31, 2019, Höegh FSRU III transferred its ownership in Höegh Cyprus to our operating company.

Our Fleet

Our fleet consisted of interests in the following vessels as of December 31, 2019:

•	a 50% interest in the Neptune, an FSRU built in 2009 that is currently operating under a time charter with Global LNG Supply, a subsidiary of Total, that expires in 2029, with an option to extend for up to two additional periods of five years each;

•	a 50% interest in the Cape Ann, an FSRU built in 2010 that is currently operating under a time charter with Global LNG Supply that expires in 2030, with an option to extend for up to two additional periods of five years each;

•	a 100% economic interest in the PGN FSRU Lampung, an FSRU built in 2014 that is currently operating under a time charter with PGN LNG, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk, a subsidiary of PT Pertamina, a government controlled Indonesian oil and gas producer, natural gas transportation and distribution company, that expires in 2034, with options to extend either for an additional 10 years or for up to two additional periods of five years each;

•	a 100% interest in the Höegh Gallant, an FSRU built in 2014 that is currently operating under a time charter with EgyptCo, a subsidiary of Höegh LNG, that expires in April 2020. EgyptCo had a time charter agreement with EGAS until October 2018. EgyptCo has an LNG carrier time charter to a third party from October 2018 until April 2020. In addition, we have an option agreement pursuant to which we have the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025. On February 27, 2020, we exercised the option and intend to enter into a new time charter with Höegh LNG for the Höegh Gallant (the “Subsequent Charter”); and

•	a 100% interest in the Höegh Grace, an FSRU built in 2016 that is currently operating under a time charter with SPEC. SPEC is owned 51% by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas, and 49% by private equity investors. The non-cancellable charter period of 10 years ends in December 2026. The initial term of the charter is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC waives its right to terminate in year 10 within a certain deadline, we will not be able to exercise our right to terminate in year 10.

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

Our Charters

We and our joint ventures generate revenues by chartering our vessels under long-term time charters. As of March 31, 2020, the average remaining term of the time charters for the vessels in our fleet was approximately 9.2 years, excluding the exercise of any customer options, and 16.2 years, assuming the exercise of all customer options.

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

Under the time charters for the Neptune and the Cape Ann, the hire rate includes the following three cost components:

•	Fixed Element. The fixed element is a fixed per day fee providing for ownership costs and all remuneration due to the vessel owner for use of the vessel and the provision of time charter services.

•	Variable (Operating Cost) Element. The variable (operating cost) element is a fixed per day fee providing for the operating costs of the vessel, which consists of (i) a cost pass-through sub-element, which covers the crew, insurance, consumables, miscellaneous services, spares and damage deductible costs and is subject to annual adjustment and (ii) an indexed sub-element, which covers management and is subject to annual adjustment for changes in labor costs and the size of the fleet under management.

•	Optional (Capitalized Equipment Cost) Element. The optional (capitalized equipment cost) element is a revenue for the reimbursement of costs incurred that consists of (i) costs associated with modifications to, changes in specifications of, structural changes in or new equipment for the vessel that become compulsory for the continued operation of the vessel by reason of new class requirements or national or international regulations coming into effect after the date of the time charter, subject to specified caps and (ii) costs associated with any new equipment or machinery that the owner and charterer have agreed should be capitalized. Such revenues for these reimbursements are amortized over the shorter of the life of the capital improvement or the remaining term of the time charter.

Under the Neptune and Cape Ann time charters, a vessel generally will be deemed off-hire if the vessel is not available for the charterer’s use for a specific amount of time due to, among other things:

•	failure of an inspection that prevents the vessel from performing normal commercial operations;

•	scheduled drydocking that exceeds allowances;

•	the vessel’s inability to discharge regasified LNG at normal performance;

•	requisition of the vessel; or

•	the vessel owner’s failure to maintain the vessel in compliance with her specifications and contractual standards or to provide the required crew.

The hire rate under the PGN FSRU Lampung time charter consists of the following three cost components:

•	Fixed Element. The fixed element is a fixed per day fee, which is intended to cover remuneration due to the vessel owner for use of the vessel and the provision of time charter services.

•	Operating and Maintenance Element. The operating and maintenance element is a fixed per day fee, subject to annual adjustment, which is intended to cover the operating costs of the vessel, including manning costs, maintenance and repair costs, consumables and stores costs, insurance costs, management and operational costs, miscellaneous costs and alterations not required by Det Norske Veritas GL to maintain class or the IMO.

•	Tax Element. The tax element is a fixed per day fee, equal to the vessel owner’s reasonable estimate of the tax liability for that charter year divided by the number of days in such charter year. If the vessel owner receives a tax refund or credit, the vessel owner will pay such amount to the charterer. The tax liability includes Indonesian corporate income taxes, defined withholding taxes and all Indonesian taxes associated with the Mooring. The time charter requires an annual audit to determine the difference between the invoiced estimate of the tax liability and the actual tax liability. If the vessel owner’s reasonable estimate of the tax liability varied from the actual tax liability, the vessel owner or the charterer, as applicable, will pay to the other party the difference in such amount.

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

As further discussed in note 2 of our consolidated financial statements; Significant accounting policies—Time charter revenue, related contract balances and related expenses;—Performance obligations; and Contract terms, determination of transaction price and allocation to performance obligations, the performance warranties included in all of our time charters is an important element in determining variable consideration for time charter services for revenue recognition purposes.

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

Impact of Our Interests in Joint Ventures on Our Financial Information

Two of the five vessels in our fleet as of December 31, 2019 are owned by our joint ventures, each of which is owned 50% by us. Please read “Item 4.B. Business Overview—Shareholder Agreements.” Under applicable accounting guidance, we do not consolidate the financial results of our joint ventures into our financial results, but we record our joint venture results using the equity method of accounting. The following provides a description of the impact of our interests in our joint ventures on selected components of our statements of income in our consolidated financial statements.

•	Equity in Earnings (Losses) of Joint Ventures. Consists of our 50% share of the combined net income of our joint ventures. The net income of our joint ventures gives effect to interest expense associated with payments on the shareholder loans to the owners of our joint ventures as described below. Equity in earnings (losses) of joint ventures also includes the unrealized gains or losses on adjusting the interest rate swap contracts to fair value in each period, which can result in significant volatility between years. For the years ended December 31, 2019, 2018, and 2017 there was no income tax expense for our joint ventures. The equity in earnings (losses) of joint ventures is a “one line” consolidation of the results of our joint ventures. Therefore, our joint venture’s revenues and expenses are not included in other lines of the consolidated income statement.

•	Interest Income. Interest income represents our share of interest income accrued on the advances to our joint ventures (shareholder loans). The shareholder loans were originally issued by Höegh LNG to our joint ventures and were transferred to our operating company in connection with the IPO. For a description of the shareholder loans, please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt—Loans Due to Owners (Shareholder Loans).”

The following provides a description of the impact of our interests in our joint ventures on selected components of our balance sheets in the consolidated financial statements.

•	Advances to Joint Ventures. Represents our share of the advances to our joint ventures (shareholder loans). Please read note 10 of our consolidated financial statements.

•	Accumulated Earnings (Losses) of Joint Ventures. Accumulated earnings of joint ventures represents our share of the net assets of our joint ventures. Accumulated losses of joint ventures represents our share of the net liabilities of our joint ventures. Our joint ventures entered into interest rate swap contracts, which historically have had unrealized mark-to-market losses on the interest rate swap contracts recorded as derivative instrument liabilities on the combined balance sheets. As a result, for the periods up to and including December 31, 2018, the liabilities exceeded the assets for our joint ventures’ combined balance sheets and result in us having a net liability balance for our investment in our joint ventures. Please read note 9 of our consolidated financial statements. The investment in accumulated earnings or (accumulated losses) of our joint ventures is a “one line” consolidation of the balance sheet of our joint ventures. Therefore, our joint ventures’ assets and liabilities are not included in other lines of the consolidated balance sheet.

We derive cash flows from the operations of our joint ventures from interest payments related to accrued interest on our share of the shareholder loans issued to such joint ventures. Under the terms of the shareholders’ agreement, the payments are prioritized over any dividend payment to the owners. Our joint ventures have not paid any dividends to date. The payments of interest are made based upon available cash after servicing our joint ventures’ long-term bank debt. Therefore, the payments of interest have historically been less than interest income accrued for the period. The joint ventures repaid the original principal of all shareholder loans during 2016 and all of the payments for the year ended December 31, 2017 represented payments of interest, including accrued interest to be repaid at the end of the loans. The shareholder loans are subordinated to long-term bank debt and the repayment plan is subject to quarterly discretionary revisions based on available cash after servicing of the long-term bank debt and meeting a 1.20 historical and projected debt service coverage ratio. As of September 30, 2017, the joint ventures suspended payments on the shareholder loans pending the outcome of the boil-off claim. Accordingly, the outstanding balance on the shareholder loans was classified as long-term as of December 31, 2017, 2018 and 2019. In February 2020, each of the joint ventures and the charterer reached a commercial settlement addressing all the past and future claims related to boil-off with respect to the Neptune and the Cape Ann. The settlement reached is subject to executing final binding agreements between the parties and the necessary board of directors’ and lenders’ approvals. The settlement amount is in line with the accrual made by the joint ventures. Accordingly, the accrual was unchanged as of December 31, 2019. Refer to note 18 of our consolidated financial statements under “Joint ventures claims and accruals.” The settlement is expected to be paid in instalments during 2020. No repayments of shareholder loans are expected until the boil-off claim is settled. The Partnership will be indemnified by Höegh LNG for its share of the cash impact of the settlement, the arbitration costs and any legal expenses, the technical modifications of the vessels and any prospective boil-off claims or other direct impacts of the settlement agreement. As of December 31, 2019, the prospective debt service ratio had not been met for the joint venture owning the Cape Ann. As a result, no payments on the shareholder loans related to the Cape Ann can be made until the debt service coverage ratio is met in future periods. Refer to note 10 of our consolidated financial statements.

The following provides a description of the impacts of our interests in our joint ventures on our statement of cash flows in our consolidated financial statements:

•	Cash Flows Provided by (Used in) Operating Activities. Receipt of cash payments for interest income on the shareholder loans, including accrued interest repaid from prior periods, is reflected in cash flows provided by (used in) operating activities. Such payments amounted to zero, for both the years ended December 31, 2019 and 2018, and $4.3 million, for the year ended December 31, 2017. All other cash flows provided by (used in) operating activities relate to our other activities.

Please read our consolidated financial statements included elsewhere in this Annual Report for more detailed information.

Historical Employment of Our Fleet

The following table describes the operations of the vessels in our fleet as of December 31, 2019.

Vessel	Description of Historical Operations
Neptune	Delivered in November 2009. Has operated under a long-term time charter with Global LNG Supply, as novated to Total Gas & Power in February 2020, which commenced on delivery.
Cape Ann	Delivered in June 2010. Has operated under a long-term time charter with Global LNG Supply, as novated to Total Gas & Power in February 2020, which commenced on delivery.
PGN FSRU Lampung	Delivered in April 2014. Has operated under a long-term time charter with PGN LNG, which commenced on July 21, 2014.
Höegh Gallant	Delivered in November 2014. Acquired on October 1, 2015. Has operated under a time charter with EgyptCo since the acquisition date.
Höegh Grace	Delivered in March 2016. Acquired 51% ownership interest on January 3, 2017 and acquired the remaining 49% ownership interest on December 1, 2017. Has operated under a long-term time charter with SPEC since acquisition date.

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

•	The size of our fleet continues to change. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries. The PGN FSRU Lampung was delivered from the shipyard in April 2014 and commenced operations in July 2014 and, as such, has had historical operations for each of the years ended December 31, 2015 to December 31, 2019. As of October 1, 2015, we increased our fleet with the acquisition of the Höegh Gallant which contributed to our results of operations starting in the fourth quarter of 2015. Commencing on January 1, 2017, the Höegh Grace has contributed to our earnings due to our acquisition of a 51% ownership interest in the Höegh Grace entities. On December 1, 2017, we acquired the remaining 49% ownership interest in the Höegh Grace entities. From January 1, 2017 until November 30, 2017, our net income was reduced with a non-controlling interest to arrive at the limited partners' interest in net income. As of December 1, 2017, the Höegh Grace has contributed 100% to our earnings without a reduction of non-controlling interest as such, the operations of the Höegh Grace have contributed 100% to our earnings during both 2019 and 2018. Furthermore, we may grow through the acquisition in the future of additional vessels as part of our growth strategy.

•	Upon completion of the Series A preferred unit offering on October 5, 2017, preferred unitholders have an interest in net income. The Series A preferred units represent perpetual equity interests in us. The Series A preferred units rank senior to our common units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up. The distribution rate on the Series A preferred units is 8.75% per annum. The distributions accrue and are cumulative. Distributions are payable quarterly, when, and if declared by the Partnership's board of directors out of legally available funds for such purpose. The preferred unitholders' interest in net income is equivalent to the amount of preferred unitholders' distribution for the given quarter or annual period and reduces the net income attributable to the limited partners' interest in net income.

•

Our historical results of operations are affected by significant gains and losses relating to derivative transactions. Our historical results of operations reflect significant gains and losses relating to the joint ventures’ interest rate swap contracts that impact our equity in earnings (losses) for our joint ventures. The joint ventures’ interest rate swap contracts are not designated as hedges for accounting purposes. As a result, there is volatility in earnings for the unrealized exchange gains and losses on the interest rate swap contracts. On March 17, 2014, we entered into interest rate swap contracts related to the Lampung facility (as defined below). On October 1, 2015, we assumed the interest rate swap contracts related to the Gallant facility (as defined below) as part of the acquisition of the Höegh Gallant. On January 1, 2017, we assumed the interest rate swap contracts related to the Grace facility (as defined below) as part of the acquisition of 51% ownership interest in the Höegh Grace entities. The interest rate swaps related to the Lampung facility, the Gallant facility and the Grace facility were designated as cash flow hedges for accounting purposes, however, certain amortization and the ineffective portion of the hedge for the years up to and including December 31, 2018, impacts the results of operations. Starting January 1, 2019, under the revised accounting guidance for hedge accounting, the impact of the ineffective portion of the hedge is recorded as a component of other comprehensive income and does not impact the results of operations. Hedge accounting was discontinued for interest rate swaps related to the Gallant and Grace facilities in the fourth quarter of 2018 as a result of firm commitment for the refinancing of the facilities which occurred on January 29, 2019. On January 31, 2019, the interest rate swaps related to the Gallant and Grace facilities were settled. In December 2018 and February 2019, the Partnership entered into interest rate swaps for the commercial tranches of a new $385 million facility to refinance the debt facility for the Höegh Gallant and the Höegh Grace, which were designed as cash flow hedges. Refer to note 17 of our consolidated financial statements. We may enter into (i) additional interest rate swap contracts to economically hedge all or a portion of our exposure to floating interest rates and (ii) foreign currency swap contracts to economically hedge risk from foreign currency fluctuations.

•	Our historical results of operations are impacted by management and service fees for vessel operating and administrative expenses provided by Höegh LNG's affiliates. Our operating entities entered into a variety of management, technical service and consulting agreements with affiliates of Höegh LNG related to the operations of the vessels. In addition, we and our operating company entered into administrative services agreements with affiliates of Höegh LNG. Refer to "Item 7. B. Related Party Transactions" for information on the management and service fees for these agreements.

•	Our results of operations are affected by accounting for the PGN FSRU Lampung time charter as a financing lease. When the PGN FSRU Lampung began operating under her charter, we recorded a receivable (net investment in financing lease) and removed the PGN FSRU Lampung from our balance sheet. The lease element of time charter payments under the PGN FSRU Lampung time charter is split between revenues and the repayment of part of the receivable. The revenues are recorded using the effective interest method, which provides for a constant rate of return on the net investment. As a result, the revenues will decline over time as more of the time charter payments are treated as a repayment of the receivable. However, the cash flows from the PGN FSRU Lampung are not impacted by the accounting treatment. In addition, since there is no vessel on the balance sheet, there is no charge for depreciation expense. In our consolidated statements of cash flows for the year ended December 31, 2019, the time charter payments reflected as revenues and for repayment of the receivable are included under net cash provided by (used in) operating activities. In our consolidated statements of cash flows for the year ended December 31, 2018 and 2017, the time charter payments reflected as revenues are included under net cash provided by (used in) operating activities while the repayment of the receivable are included under net cash provided by (used in) investing activities. The change in classification in cash flows for 2019 related to the cash flows from the repayment of the lease receivable is a result of adopting the revised guidance for leases on January 1, 2019.

•	Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business. Our operations are subject to risks related to outbreaks of infectious diseases. For example, the recent Coronavirus outbreak has negatively affected economic conditions and may otherwise impact our operations, including availability of crew, and the operations of our customers and suppliers. Although our operations have not been affected by the Coronavirus outbreak to date, the ultimate length and severity of the Coronavirus outbreak is uncertain at this time.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

•	the number of vessels in our fleet;

•	our ability to successfully employ our vessels at economically attractive hire rates as long-term charters expire or are otherwise terminated;

•	our ability to maintain strong relationships with our existing customers and to increase the number of customer relationships;

•	the operating performance of our vessels and any related performance warranty claims by Total or other customers;

•	our ability to acquire additional vessels, including Höegh LNG’s other newbuildings;

•	our ability to raise capital to fund acquisitions;

•	the levels of demand for FSRU and LNG carrier services and other LNG infrastructure;

•	the supply and capacities of FSRUs;

•	the hire rate earned by our vessels, unscheduled off-hire days and the level of our vessel operating expenses;

•	the effective and efficient technical and maritime management and crewing of our vessels;

•	economic, regulatory, political and governmental conditions that affect the floating LNG industry;

•	interest rate changes;

•	mark-to-market changes in interest rate swap contracts;

•	foreign currency exchange gains and losses;

•	our access to capital required to acquire additional vessels and/or to implement our business strategy;

•	variations in crewing and insurance costs;

•	the level of our debt and the related interest expense; and

•	the amount of distributions on our common and preferred units.

Please read “Item 3.D. Risk Factors” for a discussion of certain risks inherent in our business.

Customers

For the years ended December 31, 2019, 2018 and 2017, time charter revenues in the consolidated statement of income are from PGN LNG, a subsidiary of a subsidiary of PGN; a subsidiary of PT Pertamina, a government controlled Indonesian oil and gas producer, natural gas transportation and distribution company, EgyptCo, a subsidiary of Höegh LNG, and SPEC, which is owned 51% by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas, and 49% by private equity investors. Revenues included as a component of equity in earnings (losses) of joint ventures are from Global LNG Supply and accounted for 100% of our joint ventures’ time charter revenues for all periods presented. Global LNG Supply is a subsidiary of Total, a French publicly listed company.

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

A portion of the operating cost for the PGN FSRU Lampung will increase for inflation in Indonesia, including part of the crew cost and certain supplies. Indonesian inflation has ranged from approximately 3.0% to approximately 6.5% in recent years. The PGN FSRU Lampung time charter provides that the operating cost component of the hire rate, established at the beginning of the time charter, will increase by a fixed percentage per year for the first five years and be reset each fifth year based on the average increase over the previous five years, which is expected to somewhat mitigate cost increases.

The Höegh Gallant has operated as an LNG carrier during 2019. Inflation has not had a significant impact on operating expenses during 2019.

The Höegh Grace operates in Colombia and inflation in Colombia has ranged from approximately 3.0% to over 7.0% in recent years. All revenues under the Höegh Grace charter are received in U.S. dollars. A limited amount of operating expenses related to the Höegh Grace is denominated in Colombian Pesos, and as such, we bear a limited risk of cost increase due to inflation or exchange rates.

Insurance and indemnifications

Please read “Item 4.B. Business Overview—Risk of Loss, Insurance and Risk Management” for information on the insurance coverage of certain risks inherent in our business.

Environmental indemnifications. Under the omnibus agreement, Höegh LNG agreed to indemnify the Partnership until August 12, 2019 against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold to the Partnership. No indemnification claims were filed for environmental liabilities under the agreement prior to its expiration.

Other indemnifications. Under the omnibus agreement, Höegh LNG also agreed to indemnify the Partnership for losses:

•	related to certain defects in title to the assets contributed or sold to the Partnership and any failure to obtain, prior to the time they were contributed to the Partnership, certain consents and permits necessary to conduct the business, which liabilities arose within three years after the closing of the IPO;

•	related to certain tax liabilities attributable to the operation of the assets contributed or sold to the Partnership prior to the time they were contributed or sold;

•	in the event that the Partnership does not receive hire rate payments under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter. The Partnership was indemnified by Höegh LNG for the September 2014 and October 2014 invoices not paid by PGN LNG (refer to notes 15 and 18 of our consolidated financial statements);

•	with respect to any obligation to pay liquidated damages to PGN LNG under the PGN FSRU Lampung time charter for failure to deliver the PGN FSRU Lampung by the scheduled delivery date set forth in the PGN FSRU Lampung time charter;

•	with respect to any non-budgeted expenses (including repair costs) incurred in connection with the PGN FSRU Lampung project (including the construction of the Mooring) occurring prior to the date of acceptance of the PGN FSRU Lampung pursuant to the time charter; and

•	pursuant to a letter agreement dated August 12, 2015, Höegh LNG confirmed that the indemnification provisions of the omnibus agreement include indemnification for all non-budgeted, non-creditable Indonesian value added taxes and non-budgeted Indonesian withholding taxes, including any related impact on cash flow from PT Höegh and interest and penalties associated with any non-timely Indonesian tax filings related to the ownership or operation of the PGN FSRU Lampung and the Mooring whether incurred (i) prior to the closing date of the IPO, (ii) after the closing date of the IPO to the extent such taxes, interest, penalties or related impact on cash flows relate to periods of ownership or operation of the PGN FSRU Lampung and the Mooring and are not subject to prior indemnification payments or deemed reimbursable by the charterer under its audit of the taxes related to the PGN FSRU Lampung time charter for periods up to and including June 30, 2015, or (iii) after June 30, 2015 to the extent withholding taxes exceed the minimum amount of withholding tax due under Indonesian tax regulations due to lack of documentation or untimely withholding tax filings.

For the years ended December 31, 2018 and 2017, the Partnership received indemnification payments from Höegh LNG for non-budgeted expenses (including warranty provisions, other non-budgeted expenses and replacement capital expenditure) of $0.9 million and $1.6 million, respectively, which were recorded as a contribution to equity. Indemnification payments received from Höegh LNG are subject to repayment to the extent the amounts are subsequently recovered from insurance or deemed reimbursable by the charterer.

For the year ended December 31, 2019 and 2018, the Partnership refunded to Höegh LNG approximately $0.1 million and $2.4 million, respectively, related to insurance proceeds received related to the warranty provision and costs for previous years determined to be reimbursable by the charterer. For the year ended December 31, 2017, the Partnership refunded to Höegh LNG approximately $2.5 million related to previously recognized revenue from 2014 that was deemed reimbursable in 2017 and an additional cost recovery of $1.5 million, which was recorded as a cash distribution from equity. Refer to notes 15 and 18 to our consolidated financial statements.

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

For the years ended December 31, 2018 and 2017, the Partnership received indemnification payments from Höegh LNG for losses incurred in connection with the time charter with EgyptCo of $0.5 million and $0.5 million, respectively, which were recorded as contributions to equity. Refer to notes 15 and 18 to our consolidated financial statements.

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

On September 27, 2017, the Partnership entered into an indemnification agreement with Höegh LNG with respect to the boil-off claims under the Neptune and the Cape Ann time charters, pursuant to which Höegh LNG will, among other things, indemnify the Partnership for its share of any losses and expenses related to or arising from the failure of either Neptune or Cape Ann to meet the performance standards related to the daily boil-off of LNG under their respective time charters (including any cash impact that may result from any settlement with respect to such claims, including any reduction in the hire rate under either time charter.) For the year ended December 31, 2018 the Partnership received indemnification payments of $0.3 million from Höegh LNG. Indemnification payments were recorded as contributions to equity. Refer to notes 15 and 18 to our consolidated financial statements.

A.	Operating Results

The following table summarizes our operating results for the years ended December 31, 2019, 2018 and 2017:

	Year ended December 31,
(in thousands of U.S. dollars)	2019	2018	2017
Statement of Income Data:
Time charter revenues	$145,321	$144,952	$143,531
Other revenue	115	1,609	—
Total revenues	145,436	146,561	143,531
Vessel operating expenses	(30,870)	(24,195)	(23,791)
Construction contract expenses	—	—	(151)
Administrative expenses	(9,861)	(8,916)	(9,910)
Depreciation and amortization	(21,477)	(21,146)	(21,054)
Total operating expenses	(62,208)	(54,257)	(54,906)
Equity in earnings (losses) of joint ventures	6,078	17,938	5,139
Operating income (loss)	89,306	110,242	93,764
Interest income	947	725	500
Interest expense	(27,692)	(26,814)	(30,085)
Gain (loss) on debt extinguishment	1,030	—	—
Gain (loss) on derivative instruments	—	4,681	2,463
Other items, net	(3,575)	(2,907)	(3,574)
Total financial income (expense), net	(29,290)	(24,315)	(30,696)
Income (loss) before tax	60,016	85,927	63,068
Income tax expense	(7,275)	(8,305)	(3,878)
Net income (loss)	$52,741	$77,622	$59,190
Non-controlling interest in net income	—	—	10,408
Preferred unitholders' interest in net income	13,850	12,303	2,480
Limited partners' interest in net income (loss)	$38,891	$65,319	$46,302

Financial Highlights in 2019

The following sets forth our significant developments for the year ended December 31, 2019:

•	Reported time charter revenues were $145.3 million for the year ended December 31, 2019 compared to $145.0 million for the year ended December 31, 2018;

•	Operating income was $89.3 million for the year ended December 31, 2019 compared to $110.2 million for the year ended December 31, 2018; operating income was impacted by unrealized losses on derivative instruments for the year ended December 31, 2019 compared with unrealized gains on derivative instruments for the year ended December 31, 2018 on the Partnership's share of equity in earnings (losses) of joint ventures;

•	Unrealized loss on derivative instruments was $5.2 million on the Partnership’s share of equity in earnings of joint ventures for the year ended December 31, 2019, compared to unrealized gain on derivative instruments of $8.5 million on the Partnership’s share of equity in earnings of joint ventures for the year ended December 31, 2018;

•	Excluding the impact of the unrealized gains (losses) on derivatives, the decrease in operating income was primarily due to higher maintenance expense, property tax and penalties and administrative expenses which were partially offset by an increased contribution from equity in earnings of joint ventures;

•	Net income was $52.7 million for the year ended December 31, 2019 compared to $77.6 million for the year ended December 31, 2018.

Year Ended December 31, 2019 Compared with the Year Ended December 31, 2018

Time Charter Revenues. The following table sets forth details of our time charter revenues for the years ended December 31, 2019 and 2018:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Time charter revenues	$145,321	$144,952	$369

Time charter revenues for the year ended December 31, 2019 were $145.3 million, an increase of $0.4 million from $144.9 million for the year ended December 31, 2018. The increase was mainly due to higher time charter revenue for the Höegh Grace, which was partially offset by lower revenues for the PGN FSRU Lampung. The time charter revenues were also slightly higher for the Höegh Gallant. The increase in revenues for the Höegh Grace related to higher reimbursable costs for the year ended December 31, 2019. Time charter revenues for the PGN FSRU Lampung were impacted in both the year ended December 31, 2019 and 2018 by the conclusion of audits by the charterer of the final amounts that would be reimbursed for prior year expenses which resulted in the recognition of revenue that was previously considered constrained variable consideration. However, the additional revenue recognized for reimbursement of prior year expenses was lower for the year ended December 31, 2019 compared to December 31, 2018. Refer to note 5 of our consolidated financial statements for additional information. Time charter revenues for the Höegh Gallant increased slightly for the year ended December 31, 2019 compared to the year ended December 31, 2018 as the combination of performance claims and off-hire was somewhat lower in 2019 than in 2018.

Time charter revenues for the PGN FSRU Lampung consisted of the lease element of the time charter, accounted for as a financing lease using the effective interest rate method, as well as fees for providing time charter services, reimbursement for vessel operating expenses and certain taxes incurred. Time charter revenues for the Höegh Gallant consisted of the fixed daily hire rate which covers the operating lease and the provision of time charter services including the costs incurred to operate the vessel. The time charter revenues for the Höegh Grace consisted of a lease element accounted for as an operating lease, as well as fees for providing time charter services, reimbursement of vessel operating expenses and certain taxes incurred.

The Höegh Gallant’s time charter with subsidiary of Höegh LNG expires in April 2020. Pursuant to an option agreement, we have the right to cause Höegh LNG to charter the Höegh Gallant from the expiration of the existing charter until July 2025, at a rate equal to 90% of the rate payable pursuant to the current charter, plus any incremental taxes or operating expenses as a result of the new charter. On February 27, 2020, we exercised the option and intend to enter into a Subsequent Charter with Höegh LNG for the Höegh Gallant, the final terms of which are subject to approval by our conflicts committee and board of directors.

Other revenue. The following table sets forth details of our vessel operating expenses for the years ended December 31, 2019 and 2018:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Other revenue	$115	$1,609	$(1,494)

Other revenue for the year ended December 31, 2019 was $0.1 million, a decrease of $1.5 million from $1.6 million for the year ended December 31, 2018. For the year ended December 31, 2018, other revenue consists of insurance proceeds received for a claim related to the PGN FSRU Lampung's warranty work from prior periods and the probable insurance recovery for repair expenses incurred for the Höegh Gallant of approximately $1.4 million and $0.2 million, respectively.

Vessel Operating Expenses. The following table sets forth details of our vessel operating expenses for the years ended December 31, 2019 and 2018:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Vessel operating expenses	$(30,870)	$(24,195)	$(6,675)

Vessel operating expenses for the year ended December 31, 2019 were $30.9 million, an increase of $6.7 million from $24.2 million for the year ended December 31, 2018. The higher expenses were mainly due to maintenance expenses of approximately $4.1 million for the year ended December 31, 2019, principally for the Höegh Gallant but also for the PGN FSRU Lampung. During the scheduled drydock of the Höegh Gallant and the on-water survey of the PGN FSRU Lampung, the opportunity was utilized to complete as many maintenance procedures as possible. For the year ended December 31, 2018, vessel operating expenses included repair expenses incurred for the Höegh Gallant due to technical issues in the fourth quarter of 2018. In addition, vessel operating expenses for the year ended December 31, 2019 included $3.0 million of Indonesian property tax and penalties that was assessed on the PGN FSRU Lampung for the years 2015 through 2019. The retroactive assessment was as a result of the issuance of a new regulation in 2019 defining FSRUs as subject to the existing Indonesian property tax law.

Administrative Expenses. The following table sets forth details of our administrative expenses for the years ended December 31, 2019 and 2018:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Administrative expenses	$(9,861)	$(8,916)	$(945)

Administrative expenses for the year ended December 31, 2019 were $9.9 million, an increase of $1.0 million from $8.9 million for the year ended December 31, 2018. The increase was mainly due to higher administrative expenses for partnership expenses for legal and audit fees.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the years ended December 31, 2019 and 2018:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Depreciation and amortization	$(21,477)	$(21,146)	$(331)

Depreciation and amortization for the year ended December 31, 2019 were $21.5 million, an increase of $0.4 million from $21.1 million for the year ended December 31, 2018.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the years ended December 31, 2019 and 2018:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Total operating expenses	$(62,208)	$(54,257)	$(7,951)

Total operating expenses for the year ended December 31, 2019 were $62.2 million, an increase of $7.9 million from $54.3 million for the year ended December 31, 2018. The increase is largely a result of the higher vessel operating expenses, due to increased maintenance expense and the retroactively assessed property tax, and higher administrative expense.

Equity in Earnings (Losses) of Joint Ventures. The following table sets forth details of our equity in earnings (losses) of joint ventures for the years ended December 31, 2019 and 2018:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Equity in earnings (losses) of joint ventures	$6,078	$17,938	$(11,860)

Equity in earnings of joint ventures for the year ended December 31, 2019 was $6.1 million, a decrease of $11.8 million from equity in earnings of $17.9 million for the year ended December 31, 2018. The main reason for the decrease related to unrealized gains (losses) on derivative instruments. Equity in earnings of joint ventures was impacted by unrealized losses on derivative instruments of $5.2 million for the year ended December 31, 2019 compared with unrealized gains on derivative instruments of $8.5 million for the year ended December 31, 2018.

Our share of our joint ventures’ operating income was $23.4 million for the year ended December 31, 2019, an increase of $0.9 million compared with $22.5 million for the year ended December 31, 2018. The increase was primarily due to lower vessel operating and administrative expenses.

Our share of other income (expense), net, principally consisting of interest expense, was $12.1 million for the year ended December 31, 2019, a decrease of $1.0 million from $13.1 million for the year ended December 31, 2018. The reduction in interest expense was principally due to the repayment of outstanding loan balances for bank financing during the year ended December 31, 2019.

Our share of unrealized losses on derivative instruments was $5.2 million for the year ended December 31, 2019, a decrease of $13.7 million compared to our share of unrealized gains on derivative instruments of $8.5 million for the year ended December 31, 2018. The joint ventures utilize interest rate swap contracts to exchange floating interest rate payments for fixed interest rate payments to reduce the exposure to interest rate variability on their outstanding floating-rate debt. The interest rate swap contracts are not designated as hedges for accounting purposes. As a result, there is volatility in earnings for the unrealized exchange gains and losses on the interest rate swap contracts.

There was no accrued income tax expense for the years ended December 31, 2019 and 2018. Our joint ventures did not pay any dividends for the years ended December 31, 2019 and 2018.

Operating Income. The following table sets forth details of our operating income for the years ended December 31, 2019 and 2018:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Operating income (loss)	$89,306	$110,242	$(20,936)

Operating income for the year ended December 31, 2018 was $89.3 million, a decrease of $20.9 million from $110.2 million for year ended December 31, 2018. Excluding the unrealized losses on derivatives for the year ended December 31, 2019 and the unrealized gains on derivatives for the years ended December 31, 2018 impacting the equity in earnings of joint ventures, operating income for the year ended December 31, 2019 would have been $94.5 million, a decrease of $7.2 million from $101.7 million for year ended December 31, 2018. Excluding the impact of the unrealized gains (losses) on derivatives, the decrease for the year ended December 31, 2019 is primarily due to lower other revenue for receipt of insurance proceeds, higher vessel operating expenses, largely as a result of the higher maintenance expense and property tax and penalties, and higher administrative expenses. This was partially offset by the impact of higher operating income and lower interest expense included in our share of equity in earnings of joint ventures for the year ended December 31, 2019 compared with the year ended December 31, 2018.

Interest Income. The following table sets forth details of our interest income for the years ended December 31, 2019 and 2018:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Interest income	$947	$725	$222

Interest income for the year ended December 31, 2019 was $0.9 million, an increase of $0.2 million from $0.7 million for the year ended December 31, 2018. Interest income is mainly related to cash balances and interest accrued on the advances to our joint ventures for the years ended December 31, 2019 and 2018, respectively. The interest rate under the shareholder loans to our joint ventures is a fixed rate of 8.0% per year.

Interest Expense. The following table sets forth details of our interest expense for the years ended December 31, 2019 and 2018:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Interest expense	$(25,128)	$(26,077)	$949
Commitment fees	(381)	(37)	(344)
Amortization of debt issuance cost and fair value of debt assumed	(2,361)	(700)	(1,661)
Amortization and gain (loss) on cash flow hedge	178	—	178
Total interest expense	$(27,692)	$(26,814)	$(878)

Total interest expense for the year ended December 31, 2019 was $27.7 million, a decrease of $0.9 million from $26.8 million for the year ended December 31, 2018. Interest expense consists of the interest incurred, commitment fees, amortization of debt issuance cost and fair value of debt assumed and amortization and gain on cash flow hedge.

The interest incurred of $25.1 million for the year ended December 31, 2019 decreased by $1.0 million compared to $26.1 million for the year ended December 31, 2018, principally due to repayment between periods of the outstanding loan balances for the loan facility related to the PGN FSRU Lampung (the "Lampung facility").

Commitment fees were $0.38 million for the year ended December 31, 2019, an increase of $0.34 million from $0.04 million for the year ended December 31, 2018. The higher commitment fee relates to the undrawn portion of the $63 million revolving credit tranche of the $385 million facility which was undrawn from January 31, 2019, or the inception of the facility, until August 12, 2019 when $48.3 million was drawn. For the year ended December 31, 2018, the commitment fees relate to the undrawn portion of the $85 million revolving credit facility. On January 29, 2018, the revolving credit facility was amended to eliminate the requirement to repay a commitment fee on the undrawn balance of the facility as of that date.

Amortization of debt issuance cost and fair value of debt assumed for the year ended December 31, 2019 was $2.4 million compared to $0.7 million for the year ended December 31, 2018. The increase in amortization of debt issuance cost and fair value of debt assumed was mainly a result of the refinancing and repayment of the loan facility financing the Höegh Gallant and the Höegh Grace (the “Gallant/Grace facility”) with the $385 million facility on January 31, 2019. Payment of debt issuance costs was $5.8 million, which was deferred, is amortized on an effective interest rate method over the term of the $385 million facility. As further discussed below, the amortization of the fair value of debt assumed related to the Gallant/Grace facility also ceased.

Amortization and gain (loss) on cash flow hedge was $0.2 million for the year ended December 31, 2019. As a result of adopting the revised guidance for Derivatives and Hedging, Targeted Improvements to Accounting for Hedging Activities on January 1, 2019 on a prospective basis, those amounts related to cash flow hedges are reclassified to earnings in the same income statement line as the hedged item when the hedged item affects earnings. The entire change in fair value of the cash flow hedge included in the assessment of hedge effectiveness is included in other comprehensive income with the result that the hedge ineffectiveness is no longer recognized in earnings. Amortization amounts reclassified to or recorded to earnings and the gain on settlement for our interest rate swaps are presented as a component of interest expense compared with the presentation in previous periods in the gain (loss) on derivatives instruments line item in our consolidated statements of income. Refer to notes 2 and 17 of our consolidated financial statements for additional information.

Gain (Loss) on Debt Extinguishment. The following table sets forth details of our gain (loss) on debt extinguishment for the years ended December 31, 2019 and 2018:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Gain (loss) on debt extinguishment	$1,030	$—	$1,030

Gain on debt extinguishment for the year ended December 31, 2019 was $1.0 million, an increase of $1.0 million compared to the year ended December 31, 2018. Gain on debt extinguishment for the year ended December 31, 2019 related to the repayment of the Gallant/Grace facility on January 31, 2019. The unamortized amounts related to the fair value of debt assumed, or premium, recognized in relation to the acquisitions of the entities owning the Höegh Gallant on October 1, 2015 and the entities owning the Höegh Grace on January 1, 2017, of approximately $1.0 million, which was recognized as a gain on January 31, 2019 due to the extinguishment of the Gallant/Grace facility.

Gain (Loss) on Derivative Instruments. The following table sets forth details of our gain (loss) on derivative instruments for the years ended December 31, 2019 and 2018:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Gain (loss) on derivative instruments	$—	$4,681	$(4,681)

As discussed under interest expense above, the gain (loss) on derivative instruments for cash flow hedges for the year ended December 31, 2019, is presented as a component of interest expense. Gain on derivative instruments for the year ended December 31, 2018 was $4.7 million. Gain on derivative instruments for the year ended 2018 related to the interest rate swaps for the Lampung and the Gallant/Grace facilities. The main reason for gain on derivative instruments was the gain of $3.6 million for the year ended December 31, 2018 which relates to the reclassification to earnings from other comprehensive income of the discontinued cash flow hedge related to the Gallant/Grace facility that was planned to be refinanced, and which was subsequently refinanced, in January 2019. The accumulated other comprehensive income balance for the cash flow hedge is reclassified to earnings once the hedged future cash flows are no longer expected to occur. The remaining net gain of $1.1 million for the year ended December 31, 2018 includes the amortization loss excluded from hedge effectiveness reclassified from accumulated other comprehensive income and the loss on the ineffective portion of the cash flow hedges.

Other Items, Net. The following table sets forth details of our other items for the years ended December 31, 2019 and 2018:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Foreign exchange gain (loss)	$(396)	$(193)	$(203)
Bank charges, fees and other	(297)	(143)	(154)
Withholding tax on interest expense and other	(2,882)	(2,571)	(311)
Total other items, net	$(3,575)	$(2,907)	$(668)

Other items, net for the year ended December 31, 2019 were $3.6 million, an increase of $0.7 million from $2.9 million for the year ended December 31, 2018. The increase is mainly due higher withholding tax on interest expense for the year ended December 31, 2019 compared to the year ended December 31, 2018. Withholding tax is primarily payable on interest expense to parties outside of Singapore and Indonesia.

Income (Loss) Before Tax. The following table sets forth details of our income before tax for the years ended December 31, 2019 and 2018:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Income (loss) before tax	$60,016	$85,927	$(25,911)

Income before tax for the year ended December 31, 2019 was $60.0 million, a decrease of $25.9 million from $85.9 million for the year ended December 31, 2018. Excluding all the unrealized gains (losses) on derivative instruments, income before tax for the year ended December 31, 2019 would have been $65.2 million, a decrease of $7.6 million from $72.8 million for year ended December 31, 2018. Excluding the unrealized gains (losses) on derivative instruments, the decrease is primarily due to lower other revenue for receipt of insurance proceeds and higher vessel operating and administration expenses which was partially offset by the higher results from equity in earnings of joint ventures and the gain on debt extinguishment.

Income Tax Expense. The following table sets forth details of our income tax expense for the years ended December 31, 2019 and 2018:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Income tax expense	$(7,275)	$(8,305)	$1,030

Income tax expense was $7.3 million for the year ended December 31, 2019, a decrease of $1.0 million compared to $8.3 million for the year ended December 31, 2018. The major reason for the decrease was the tax impact of the deduction for the Indonesian property tax in 2019.

We are not subject to Marshall Islands corporate income taxes. However, we are subject to tax for earnings of our subsidiaries incorporated in Singapore, Indonesia, Cyprus and the UK and for certain Colombian source income. For the years ended December 31, 2019, 2018 and 2017, the tax expense principally related to subsidiaries in Indonesia, Singapore and Colombia. The Singapore subsidiary’s taxable income mainly arises from internal interest income. The charterer in Colombia pays certain taxes directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries that own and operate the Höegh Grace. The tax payments are a mechanism for advance collection of part of the income taxes for the Colombian subsidiary and a final income tax on Colombian source income for the non-Colombian subsidiary. We concluded these third-party payments to the tax authorities represent income taxes that must be accounted for under the guidance for income taxes. The amount of non-cash income tax expense was $0.9 million for the years ended December 31, 2019 and 2018.

In December of 2018, the Indonesian tax authorities concluded an audit of corporate income tax filings for the Indonesian subsidiary for the years ended December 31, 2013 and 2014. The outcome of the audit reduced the historical tax loss carryforward, mainly due to disallowed expenses, resulting in a settlement of $0.9 million with respect to the unrecognized tax benefits originating in 2013. For the year ended December 31, 2018, tax benefits of $0.4 million were recorded reflecting a reduction to the uncertain tax position originating in 2013 based on the audit's conclusion. In addition, there was an increase to the uncertain tax position of $0.4 million for a tax position taken in the 2018 tax return which was not more-likely-than-not to be sustained.

For the year ended December 31, 2019, there was an increase to the uncertain tax position of $0.6 million for a tax position to be taken in the 2019 tax return which is not more-likely-than-not to be sustained. As of December 31, 2019, the unrecognized tax benefits were $2.3 million. Refer to note 7 of our consolidated financial statements for additional information.

Net Income (Loss). The following table sets forth details of our net income for the years ended December 31, 2019 and 2018:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Net income (loss)	$52,741	$77,622	$(24,881)
Preferred unitholders' in net income	13,850	12,303	1,547
Limited partners' interest in net income (loss)	$38,891	$65,319	$(26,428)

As a result of the foregoing, net income for the year ended December 31, 2019 was $52.7 million, a decrease of $24.9 million compared with net income of $77.6 million for the year ended December 31, 2018.

For the years ended December 31, 2019 and 2018, net income of $13.9 million and $12.3 million, respectively, was attributable to the holders of the Series A preferred units, an increase of $1.6 million due to additional preferred units issued as part of our at-the-market offering program. Our limited partners' interest in net income, for the year ended December 31, 2019 was $38.9 million, a decrease of $26.4 million compared to $65.3 million for the year ended December 31, 2018.

Segments

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. Please read “Item 3.A. Selected Financial Data—Non-GAAP Financial Measures” for a definition of Segment EBITDA and a reconciliation of Segment EBITDA to net income. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures, and interest expense related to the outstanding balances on the $85 million revolving credit facility and the $385 million facility are included in “Other.”

For the year ended December 31, 2019 and 2018, Majority held FSRUs includes the financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace.

For the years ended December 31, 2019 and 2018, Joint venture FSRUs include the operating leases related to two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long term time charters with one charterer.

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

Majority Held FSRUs. The following table sets forth details of segment results for the Majority held FSRUs for the years ended December 31, 2019 and 2018:

	Year ended		Positive
Majority Held FSRUs	December 31,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Time charter revenues	$145,321	$144,952	$369
Other revenue	115	1,609	(1,494)
Total revenues	145,436	146,561	(1,125)
Vessel operating expenses	(30,870)	(24,195)	(6,675)
Administrative expenses	(3,396)	(3,099)	(297)
Segment EBITDA	111,170	119,267	(8,097)
Depreciation and amortization	(21,477)	(21,146)	(331)
Operating income (loss)	89,693	98,121	(8,428)
Gain (loss) on debt extinguishment	1,030	—	1,030
Gain (loss) on derivative instruments	—	4,681	(4,681)
Other financial income (expense), net	(12,511)	(26,381)	13,870
Income (loss) before tax	78,212	76,421	1,791
Income tax expense	(7,278)	(8,253)	975
Net income (loss)	$70,934	$68,168	$2,766
Limited partners' and preferred unitholders' interest in net income (loss)	$70,934	$68,168	$2,766

Time charter revenues for the year ended December 31, 2019 were $145.3 million, an increase of $0.4 million from $144.9 million for the year ended December 31, 2018. As discussed above, the increase was mainly due to higher time charter revenue for the Höegh Grace, which was partially offset by lower revenues for the PGN FSRU Lampung. The time charter revenues were also slightly higher for the Höegh Gallant. The increase in revenues for the Höegh Grace related to higher reimbursable costs for the year ended December 31, 2019. Time charter revenues for the PGN FSRU Lampung were impacted in both the year ended December 31, 2019 and 2018 by the conclusion of audits by the charterer of the final amounts that would be reimbursed for prior year expenses which resulted in the recognition of revenue that was previously considered constrained variable consideration. However, the additional revenue recognized for reimbursement of prior year expenses was lower for the year ended December 31, 2019 compared to December 31, 2018. Refer to note 5 of our consolidated financial statements for additional information. Time charter revenues for the Höegh Gallant increased slightly for the year ended December 31, 2019 compared to the year ended December 31, 2018 as the combination of performance claims and off-hire which was somewhat lower in 2019 than in 2018.

Other revenue for the years ended December 31, 2019 and 2018 consists of insurance proceeds received for a claim related to the PGN FSRU Lampung's warranty work from prior periods the insurance recovery for 2018 repair expenses incurred for the Höegh Gallant.

Vessel operating expenses for the year ended December 31, 2019 were $30.9 million compared to $24.2 million for the year ended December 31, 2018. The higher expenses were mainly due to maintenance expenses of approximately $4.1 million for the year ended December 31, 2019, principally for the Höegh Gallant but also for the PGN FSRU Lampung. During the scheduled drydock of the Höegh Gallant and the on-water survey of the PGN FSRU Lampung, the opportunity was utilized to complete as many maintenance procedures as possible. For the year ended December 31, 2018, vessel operating expenses included repair expenses incurred for the Höegh Gallant due to technical issues in the fourth quarter of 2018. In addition, vessel operating expenses for the year ended December 31, 2019 included $3.0 million of Indonesian property tax and penalties that was assessed on the PGN FSRU Lampung for the years 2015 through 2019. The retroactive assessment was as a result of the issuance of a new regulation in 2019, defining FSRUs as subject to the existing Indonesian property tax law.

Administrative expenses for the year ended December 31, 2019 were $3.4 million, an increase of $0.3 million from $3.1 million for the year ended December 31, 2018. The increase reflects higher administrative expenses for the entity operating the PGN FSRU Lampung, in part due to legal and advisor fees incurred in consultations related to the assessment of property tax.

Segment EBITDA for the year ended December 31, 2019 was $111.2 million, a decrease of $8.1 million from $119.3 million for the year ended December 31, 2018. The decrease was mainly due to increased maintenance expenses and the retroactively assessed property tax.

Joint Venture FSRUs. The following table sets forth details of segment results for the Joint venture FSRUs for the years ended December 31, 2019 and 2018:

	Year ended		Positive
Joint Venture FSRUs	December 31,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Time charter revenues	$42,433	$43,169	$(736)
Vessel operating expenses	(7,698)	(9,310)	1,612
Administrative expenses	(1,346)	(1,622)	276
Segment EBITDA	33,389	32,237	1,152
Depreciation and amortization	(10,030)	(9,725)	(305)
Operating income (loss)	23,359	22,512	847
Gain (loss) on derivative instruments	(5,209)	8,496	(13,705)
Other income (expense), net	(12,072)	(13,070)	998
Income (loss) before tax	6,078	17,938	(11,860)
Income tax expense	—	—	—
Net income (loss) and limited partners' and preferred unitholders' interest in net income (loss)	$6,078	$17,938	$(11,860)

Time charter revenues for the year ended December 31, 2019 were $42.4 million, a decrease of $0.8 million compared to $43.2 million for the year ended December 31, 2018. Lower time charter revenues mainly reflect lower reimbursement of costs incurred for maintenance and projects for the charterer which was partially offset by higher amortization of deferred revenues. For the year ended December 31, 2019, the higher amortization of deferred revenue mainly related to costs reimbursed by the charterer for the vessel modifications and drydock completed in 2018 for the Cape Ann.

As further discussed in note 18 under "Joint ventures claims and accruals" of our consolidated financial statements, in 2017 the joint ventures recorded accruals for the probable liability for boil-off claims under the Neptune and the Cape Ann time charters. Our 50% share of the accrual was estimated at approximately $11.9 million which was recorded as a reduction of time charter revenues as of September 30, 2017. In February 2020, each of the joint ventures and the charterer reached a commercial settlement addressing all the past and future claims related to boil-off with respect to the Neptune and the Cape Ann. The settlement reached is subject to executing final binding agreements between the parties and the necessary board of directors’ and lenders’ approvals. The final settlement and release agreements were signed on and had an effective date of April 1, 2020. The settlement amount is in line with the accrual made by the joint ventures. Accordingly, the accrual was unchanged as of December 31, 2019.

Vessel operating expenses for the year ended December 31, 2019 were $7.7 million, a decrease of $1.6 million compared to $9.3 million for the year ended December 31, 2018. The decrease in vessel operating expenses was mainly due to lower costs incurred for maintenance for the year ended December 31, 2019 compared to the year ended December 31, 2018. For the year ended December 31, 2019, the Neptune completed an on-water class renewal survey. As a result, vessel operating expenses were somewhat higher reflecting routine maintenance completed during the survey. The Neptune was on-hire during the class renewal period. For the year ended December 31, 2018, the higher vessel operating expenses related to the Cape Ann. The Cape Ann commenced drydock, maintenance and modifications work in August 2018 and left the shipyard at the end of September 2018 resulting in increased maintenance expenses for the year ended December 31, 2018. The Cape Ann was on-hire during the drydock period.

Administrative expenses for the year ended December 31, 2019 were $1.3 million, a decrease of $0.3 million compared to $1.6 million for the year ended December 31, 2018. The lower administrative expenses during the year ended December 31, 2019 were mainly due to a new project during the year ended December 31, 2018, for the charterer and the administrative procedures for the drydock and modifications work related to the Cape Ann.

Segment EBITDA was $33.4 million for the year ended December 31, 2019, an increase of $1.2 million compared with $32.2 million for the year ended December 31, 2018. The main reason for the increase was reduced vessel operating expenses, as described above.

Other. The following table sets forth details of other results of Other for the years ended December 31, 2019 and 2018:

	Year ended		Positive
Other	December 31,		(negative)
(in thousands of U.S. dollars)	2019	2018	variance
Administrative expenses	$(6,465)	$(5,817)	$(648)
Segment EBITDA	(6,465)	(5,817)	(648)
Operating income (loss)	(6,465)	(5,817)	(648)
Other financial income (expense), net	(17,809)	(2,615)	(15,194)
Income (loss) before tax	(24,274)	(8,432)	(15,842)
Income tax benefit (expense)	3	(52)	55
Net income (loss) & limited partners' and preferred unitholders' interest in net income (loss)	$(24,271)	$(8,484)	$(15,787)

Administrative expenses and Segment EBITDA for the year ended December 31, 2019 were each $6.5 million, an increase of $0.7 million from $5.8 million for the year ended December 31, 2018.

The increase in administrative expenses of $0.7 million in 2019 was principally related to higher audit and legal fees. The increase in audit fees primarily relate to the first audit of our internal control over financial reporting. As a result of our status as an “emerging growth company,” as defined in the JOBS Act, we had an initial exemption from having an audit performed on our internal control over financial reporting.

Other financial income (expense), net, which is not part of the segment measure of profits, is related to the interest income accrued on the advances to our joint ventures and interest expenses related to the $85 million revolving credit facility from Höegh LNG. In addition, for the year ended December 31, 2019, other financial income (expense), net also includes interest expense, consisting of interest incurred, commitment fees and amortization of debt issuance costs, related to the $385 million facility drawn on January 31, 2019 with no comparable expenses for the year ended December 31, 2018.

Other financial income (expense), net for the year ended December 31, 2019 was an expense of $17.8 million, an increase of $15.2 million from an expense of $2.6 million for the year ended December 31, 2018 principally as a result of drawing on the $385 million facility.

For the year ended December 31, 2019, the drawn balance on the revolving credit tranche under the $385 million facility was $48.3 million. Refer to "Liquidity and Capital Resources" below as well as note 13 of our consolidated financial statements for more information on the refinancing of the Gallant/Grace facility and the new $385 million facility.

A comparison of year ended December 31, 2019 with year ended 31 December 2017 is included in Item 5, Section A Operating results of the 20-F filed on Edgar for year ended 31 December 2018.

Year Ended December 31, 2018 Compared with the Year Ended December 31, 2017

See "Item 5. Operating and Financial Review and Prospects – Operating Results – Year Ended December 31, 2018 Compared with the Year Ended December 31, 2017" in our Annual Report on Form 20-F for the year ended December 31, 2018 (our "2018 20-F") for a discussion of our results of operations for the year ended December 31, 2018 compared to the year ended December 31, 2017 and other financial information related to the year ended December 31, 2017.

B.	Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of cash from operations, the utilization of borrowings from commercial banks and debt and equity financings. Our liquidity requirements relate to paying our unitholder distributions, servicing interest and quarterly repayments on our debt (“debt amortization”), funding working capital, funding on-water surveys or drydocking and maintaining cash reserves against fluctuations in operating cash flows. The liquidity requirements of our joint ventures relate to the servicing of debt, including repayment of shareholder loans, funding the settlement of the boil-off claim, funding working capital, including drydocking and on-water surveys, and maintaining cash reserves against fluctuations in operating cash flows.

Our sources of liquidity include cash balances, cash flows from our operations, interest payments from our advances to our joint ventures, our undrawn balance of $76.2 million under the $85 million revolving credit facility from Höegh LNG and our undrawn balance of $14.7 million under the $63 million revolving credit tranche of our $385 million facility, as further described below. In addition, liquidity can also be supplemented, from time to time, by net proceeds of the ATM program, depending on market conditions. Cash and cash equivalents are denominated primarily in U.S. dollars. We do not currently use derivative instruments for other purposes than managing interest rate risks. The advances to our joint ventures (accrued interest from prior periods on repaid shareholder loans) are subordinated to the joint ventures’ long-term bank debt, consisting of the Neptune facility and the Cape Ann facility. Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of the joint ventures. As discussed in note 18 under "Joint ventures claims and accruals" to our consolidated financial statements and further below, the joint ventures have recorded accruals for the probable liability for boil-off claim under the time charters. As a precaution, the joint ventures suspended payments on the shareholder loans as of September 30, 2017 pending the outcome of the boil-off claim since the amounts and timing of a potential settlement were not clear. The suspension of the payments on the shareholder loans reduces cash flows available to us. Dividend distributions from our joint ventures require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans (refer to note 10 of our consolidated financial statements); and c) under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution. Dividends from Höegh Lampung may only be paid out of profits under Singapore law. Dividends from PT Höegh may only be paid if its retained earnings are positive under Indonesian law and requirements are fulfilled under the Lampung facility. In addition, PT Höegh, as an Indonesian incorporated company, is required to establish a statutory reserve equal to 20% of its paid in capital. The dividend can only be distributed if PT Höegh’s retained earnings are positive after deducting the statutory reserve. As of December 31, 2019, PT Höegh had not established the required statutory reserves and therefore cannot make dividend payments under Indonesia law. Under the Lampung facility, there are limitations on cash dividends and loan distributions that can be made to us. Subject to meeting a debt service coverage ratio of 1.20 to 1.00, PT Höegh can distribute cash from its cash flow from operations to us as payment of intercompany accrued interest and/or intercompany debt, after quarterly payments of the Lampung facility and fulfilment of the “waterfall” provisions to meet operating requirements as defined by the Lampung facility. Under Cayman Islands law, Höegh FSRU IV and Höegh Colombia Holding may only pay distributions out of profits or capital reserves if the entity is solvent after the distribution. Dividends from Höegh Cyprus may only be distributed out of profits and not from the share capital of the company. Dividends and other distributions from Höegh Cyprus, Höegh Colombia and Höegh FSRU IV may only be distributed if after the dividend payment, the Partnership would remain in compliance with the financial covenants under the $385 million facility.

For the year ended December 31, 2019, we sold 496,520 Series A preferred units under our ATM program at an average gross sales price of $26.79 per unit and received net proceeds, after sales commissions, of $13.1 million. For the year ended December 31, 2019, we sold 53,160 common units under our ATM program at an average gross sales price of $19.60 per unit and received net proceeds, after sales commissions, of $1.0 million. We have paid an aggregate of $0.2 million in sales commissions to the Agent in connection with such sales for the year ended December 31, 2019. From the commencement of the Prior ATM program in January 2018 through December 31, 2019, we sold 2,025,590 Series A preferred units and 306,266 common units and received net proceeds of $51.7 million and $5.6 million, respectively. The compensation paid to the Agent for such sales was $1.0 million.

For the period from January 1, 2020 to March 31, 2020, we sold 82,409 Series A preferred units under our ATM program at an average gross sales price of $26.25 per unit and received net proceeds, after sales commissions, of $2.1 million.

As of December 31, 2019, we did not have material commitments for capital expenditures for our current business. However, the joint ventures have a probable liability for a boil-off claim under the time charters for which an accrual of $23.7 million was recorded as of December 31, 2019. The Partnership’s 50% share of the accrual was approximately $11.9 million as of December 31, 2019. The claim has been subject to an arbitration process. The parties have continued discussions with the objective of reaching a negotiated solution to settle the boil-off dispute. In February 2020, each of the joint ventures and the charterer reached a commercial settlement addressing all the past and future claims related to boil-off with respect to the Neptune and the Cape Ann. The settlement amount is in line with the accrual made by the joint ventures. Accordingly, the accrual was unchanged as of December 31, 2019. The settlement reached is subject to executing final binding agreements between the parties and the necessary board of directors’ and lenders’ approvals. The final settlement and release agreements were signed on and had an effective date of April 1, 2020. Among other things, the settlement provides that 1) the boil-off claim, up to the signature date of the settlement agreements, will be settled for an aggregate amount of $23.7 million, paid in instalments during 2020, 2) the costs of arbitration will be equally split between the parties and each party will settle its legal and other costs, 3) the joint ventures have or will implement technical upgrades on the vessels at their own cost to minimize boil-off, and 4) the relevant provisions of the time charters will be amended regarding the computation and settlement of prospective boil-off claims. The joint ventures expect to pay the boil-off settlement with accumulated cash and certain restricted cash balances on the joint ventures’ respective balance sheets as of December 31, 2019 and with cash flows from operations in 2020. Refer to note 9 in our consolidated financial statements.

The Partnership will be indemnified by Höegh LNG for its share of the cash impact of the settlement, the arbitration costs and any legal expenses, the technical modifications of the vessels and any prospective boil-off claims or other direct impacts of the settlement agreement. The remaining costs to be incurred for the technical modifications of the vessels are estimated to be $0.8 million, of which the Partnership’s 50% share would be $0.4 million. Höegh LNG will indemnify the Partnership for the Partnership’s share of such costs. Refer to note 18 under "Joint ventures claims and accruals" in our consolidated financial statements.

As discussed in “—Year Ended December 31, 2019 Compared with the Year Ended December 31, 2018—Time Charter Revenues” above,

we exercised the right on February 27, 2020 to cause Höegh LNG to charter the Höegh Gallant from the expiration of the current charter in April 2020 until July 2025. We intend to enter into a Subsequent Charter with Höegh LNG for the Höegh Gallant, the final terms of which are subject to approval by our conflicts committee and board of directors.

Höegh LNG’s ability to make payments to us under the indemnifications for the boil-off settlement and the Subsequent Charter may be affected by events beyond either of the control of Höegh LNG or us, including opportunities to obtain new employment for the Höegh Gallant and prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Höegh LNG’s ability to meet its obligations to us may be impaired. If Höegh LNG is unable to meet its obligations to us under the indemnifications for the boil-off settlement or the Subsequent Charter, our financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

The recent outbreak of Coronavirus has negatively affected economic conditions in many parts of the world which may impact our operations and the operations of our customers and suppliers. Although our operations have not been affected by the Coronavirus outbreak to date, the ultimate length and severity of the Coronavirus outbreak is uncertain at this time. We believe our primary risk and exposure related to uncertainty of cash flows from our long-term time charter contracts is due to the credit risk associated with the individual charterers. Payments are due under time charter contracts regardless of the demand for the charterers’ gas output or the utilization of the FSRU. It is therefore possible that charterers may not make payments for time charter invoices in times of reduced demand. Furthermore, should there be an outbreak of the Coronavirus on board one of our FSRUs or an inability to replace critical supplies or replacement parts due to disruptions to third-party suppliers, adequate crewing or supplies may not be available to fulfill our obligations under our time charter contracts. This could result in off-hire or warranty payments under performance guarantees which would reduce revenues for the impacted period. In addition, if financial institutions providing our interest rate swaps or lenders under our revolving credit facility are unable to meet their obligations, we could experience higher interest expense or be unable to obtain funding. If our charterers or lenders are unable to meet their obligations to us under their respective contracts or if we are unable to fulfill our obligations under our time charter contracts, our financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected. We do not have long-term debt maturing in the next twelve months. However, the Lampung facility must be refinanced in 2021. Should we be unable to obtain refinancing for the Lampung facility in 2021, we may not have sufficient funds or other assets to satisfy all of our obligations, which would have a material adverse effect on our business, results of operations and financial condition.

As discussed in note 18 under "Indonesian property tax" of our consolidated financial statements, the Partnership's Indonesian subsidiary was assessed a property tax and penalties of $3.0 million by the Indonesian authorities for the period from 2015 through 2019. The retroactive assessment was due to the issuance of new Indonesian regulations which define an FSRU as a “Building” subject to the existing property tax law. The property tax and penalties were paid in February 2020 from our cash flows from operations. Our Indonesian subsidiary expects it will be required to pay an annual property tax of approximately $0.6 million in 2020.

On January 29, 2019, we entered into a loan agreement with a syndicate of banks to refinance the outstanding balances of the Gallant/Grace facility. The new facility includes a senior secured term loan and revolving credit facilities with an aggregate borrowing capacity of the lesser of (i) $385 million and (ii) 65% of the fair market value of the Höegh Gallant and 75% of the market value of the Höegh Grace as of the initial borrowing date. The $385 million facility is structured as a term loan with commercial and export credit tranches for each vessel and a revolving credit tranche for the Partnership with a drawing capacity of $63 million. On January 31, 2019, we drew $320 million under the commercial and the export credit tranches on the $385 million facility and used proceeds of $303.2 million and $1.6 million to settle the outstanding balance and accrued interest, respectively, on the Gallant/Grace facility and $5.5 million to pay arrangement fees (debt issuance cost) under the $385 million facility. The remaining proceeds of $9.6 million were used for general partnership purposes. On August 12, 2019, we drew $48.3 million on the revolving credit tranche under the $385 million facility.

As of December 31, 2019, the total outstanding principal on our long-term debt was $474.9 million related to the Lampung facility, the $385 million facility, including the associated $63 million revolving credit tranche, and the $85 million revolving credit facility. The book value of our total long-term debt was $465.8 million as of December 31, 2019. On May 28, 2019, the repayment date on the $85 million revolving credit facility was extended to January 1, 2023 and the terms amended for the interest rate to be LIBOR plus a margin of 1.4% in 2019, 3.0% in 2020 and 4.0% thereafter. Refer to “—Borrowing Activities—Long-term Debt” for a description of the facilities and notes 13 and 15 of our consolidated financial statements.

As of December 31, 2019, we had outstanding interest rate swap agreements for a total notional amount of $362.9 million to hedge against the interest rate risks of our long-term debt under the Lampung facility and the $385 million facility. We apply hedge accounting for derivative instruments related to those facilities. We receive interest based on three-month US dollar LIBOR and pay a fixed rate of 2.8% for the Lampung facility. We receive interest based on the three-month US dollar LIBOR and pay a fixed rate ranging from 2.650% to 2.941% for the $385 million facility. The carrying value of the liability for derivative instruments was a net liability of $14.9 million as of December 31, 2019. Refer to “Item 5.F. Tabular Disclosure of Contractual Obligations” and note 17 of our consolidated financial statements. In addition, our joint ventures have utilized interest rate swap contracts that are not designated as hedges for accounting purposes. Refer to note 9 of our consolidated financial statements for the carrying value of the liabilities for derivative instruments of our joint ventures.

As of December 31, 2019, the Partnership had cash and cash equivalents of $39.1 million. Current restricted cash for operating obligations of the PGN FSRU Lampung was $8.0 million and long-term restricted cash required under the Lampung facility was $12.6 million as of December 31, 2019. The long-term debt is repayable in quarterly installments of $11.2 million starting with the first repayment under the $385 million facility in April 2019. As of March 31, 2020, the Partnership had undrawn balances of $76.2 million and $14.7 million on the $85 million revolving credit facility and $63 million revolving credit tranche, respectively.

As of December 31, 2019, the Partnership's total current liabilities exceeded total current assets by $3.5 million. This is partly a result of the current portion of long-term debt of $44.7 million being classified as current while restricted cash of $12.6 million associated with the Lampung facility is classified as long-term. The current portion of long-term debt reflects principal payments for the next twelve months which will be funded, for the most part, by future cash flows from operations. The Partnership does not intend to maintain a cash balance to fund the next twelve months' net liabilities.

We believe our cash flows from operations, including distributions to us from PT Höegh, Höegh Cyprus, and Höegh FSRU IV as payment of intercompany interest and/or intercompany debt or dividends, will be sufficient to meet our debt amortization and working capital needs and maintain cash reserves against fluctuations in operating cash flows. In addition, we require liquidity to pay distributions to our unitholders. We believe the available balance on the $85 million revolving credit facility and the $63 million revolving credit tranche will provide us with adequate liquidity reserve to fund our distributions and other general liquidity needs. We believe our current resources, including the undrawn balances on the revolving credit facility and tranche, are sufficient to meet our working capital requirements for our current business for the next twelve months.

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

For information regarding estimated maintenance and replacement capital expenditures impacting our cash distributions, refer to “Item 8.A. Consolidated Statements and Other Financial Information—The Partnership’s Cash Distribution Policy—Estimated Maintenance and Replacement Capital Expenditures.”

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the years presented:

	Year ended December 31,
(in thousands of U.S. dollars)	2019	2018	2017
Net cash provided by (used in) operating activities	$85,252	$91,681	$79,947
Net cash provided by (used in) investing activities	(269)	3,067	(38,450)
Net cash provided by (used in) financing activities	(70,625)	(92,478)	(39 340)
Increase (decrease) in cash, cash equivalents and restricted cash	14,358	2,270	2,157
Effect of exchange rate changes on cash, cash equivalents and restricted cash	7	(97)	—
Cash, cash equivalents and restricted cash, beginning of period	45,454	43,281	41,124
Cash, cash equivalents and restricted cash, end of period	$59,819	$45,454	$43,281

Cash Flows for the Years ended December 31, 2019 and 2018

 Net Cash Provided by Operating Activities

Net cash provided by operating activities was $85.2 million for the year ended December 31, 2019 compared with $91.7 million for the year ended December 31, 2018. Before changes in working capital, net cash flows from operating activities were $82.1 million and $85.7 million for the years ended December 31, 2019 and 2018, respectively. The decrease of $3.6 million was primarily due to higher maintenance expenses in the Majority held FSRU segment and the capitalized expenditure for drydocking related to the Höegh Gallant which was partially offset by the positive impact of including of receipts of repayment on principal on the financing lease as a component of operating activities as a result of the new leasing standard adopted in 2019 compared with the year ended December 31, 2018.

On January 1, 2019, we adopted the new leasing standard using the optional transition method to apply the new standard at the transition date of January 1, 2019 with no retrospective adjustments to prior periods. As of January 1, 2019, cash payments received for the principal portion of the financing lease are presented as an operating cash inflow rather than as an investing cash inflow as presented for prior periods in the consolidated statement of cash flows.

Changes in working capital increased net cash provided by operating activities by $3.1 million for the year ended December 31, 2019 compared with $6.0 million for the year ended December 31, 2018. For the year ended December 31, 2019, the positive contribution of changes in working capital was largely due to cash provided by increased value added and withholding tax liability and other accrued liabilities. For the year ended December 31, 2018, the positive contribution of changes in working capital was largely due to cash provided by the settlements of trade receivables.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities was $0.3 million for the year ended December 31, 2019 compared with net cash provided by investing activities of $3.1 million for the year ended December 31, 2018. The main reason for the decrease was the reclassification of the receipts from repayment on principal on the financing lease from investing activities in 2018 to operating activities in 2019 due to adoption of the new leasing standard as further described above. Cash used in investing activities of $0.3 million for the year ended December 31, 2019 was comprised of expenditures for vessel and other equipment. Cash provided by investing activities of $3.1 million for the year ended December 31, 2018 included $0.7 million in expenditures for vessel and other equipment and $3.8 million in receipts of repayment on principal on the financing lease.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was $70.6 million and $92.5 million for the years ended December 31, 2019 and 2018, respectively.

Net cash used in financing activities for the year ended December 31, 2019 was mainly due to the repayment of long-term debt of $342.4 million, which includes repayment of $19.1 million on the Lampung facility, repayment of $19.2 million on the $385 million facility, repayment of $0.9 million on the export credit tranche of the Gallant facility on January 29, 2019, and a settlement of $303.2 million of the remaining outstanding balance on the Gallant/Grace facility on January 31, 2019, payment of $5.8 million in debt issuance costs under the $385 million facility, repayment of $34.0 million on the $85 million revolving credit facility, our payment of cash distributions to our common and subordinated unitholders of $60.1 million and our payment of cash distributions to the holders of our Series A preferred units of $13.7 million. This was partially offset by receipt of $368.3 million in proceeds from long-term debt, including $320.0 million under the $385 million facility and $48.3 million on the revolving credit tranche under the $385 million facility, proceeds of $3.5 million under the $85 million revolving credit facility, and proceeds of $1.0 million and $13.1 million for the issuance of common and Series A preferred units, respectively, under our ATM program.

Net cash used in financing activities for the year ended December 31, 2018 was mainly due to the repayment of $45.5 million on the Lampung, Gallant and Grace facilities, the repayment of $17.5 million to owners and affiliates on the $85 million revolving credit facility, the repayment of $5.0 million for part of a customer loan that funded value added taxes for import of the PGN FSRU Lampung, a payment of $59.4 million of cash distributions to our common and subordinated unitholders, a payment of $13.1 million of cash distributions to our Series A preferred unitholders and the refund of indemnifications of $2.4 million previously received from Höegh LNG. This was partially offset by the receipt of $5.4 million drawn on the $85 million revolving credit facility and net proceeds of $4.6 million and $38.7 million for the issuance of common units and Series A preferred units, respectively, under our ATM program.

Cash Flows for the Years ended December 31, 2018 and 2017

See "Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Cash Flows – Cash Flows for the Years Ended December 31, 2018 and 2017" in our Annual Report on Form 20-F for the year ended December 31, 2018 (our "2018 20-F") for a discussion of changes in our cash flows from 2017 to 2018 and other financial information related to the year ended December 31, 2017.

Borrowing Activities

Revolving Credit Facility Due to Owners and Affiliates

The following table sets forth the revolving credit facility due to owners and affiliates as of December 31, 2019 and 2018:

	As of December 31,
(in thousands of U.S. dollars)	2019	2018
Revolving credit facility due to owners and affiliates	$8,792	$39,292

Revolving Credit Facility with Höegh LNG

In connection with the IPO, we entered into an $85 million revolving credit facility with Höegh LNG.

On February 28, 2016, the maturity date of the $85 million revolving credit facility with Höegh LNG was extended to January 1, 2020, unless otherwise terminated due to an event of default. Interest on drawn amounts is payable quarterly at a rate equal to LIBOR plus a margin of 4.0%. Originally, we are required to pay a 1.4% annual commitment fee, payable quarterly, to Höegh LNG on undrawn available amounts under the revolving credit facility. On January 29, 2018, the revolving credit facility was amended eliminating the requirement to pay a commitment fee on the undrawn balance of the facility. On May 28, 2019, the repayment date on the $85 million revolving credit facility was extended to January 1, 2023 and the terms amended for the interest rate to be LIBOR plus a margin of 1.4% in 2019, 3.0% in 2020 and 4.0% thereafter.  Drawings on the revolving credit facility are subject to customary conditions precedent, including absence of a default or event of default and accuracy of representations and warranties in all material respects.

The revolving credit facility identifies various events of default that may trigger acceleration and cancellation of the facility, such as:

•	failure to repay principal and interest;

•	inaccuracy of representations and warranties;

•	cross-default to other indebtedness held by us or our subsidiaries; and

•	bankruptcy and certain other insolvency events.

Long-term Debt

The following table sets forth our long-term debt as of December 31, 2019 and 2018:

	As of December 31,
(in thousands of U.S. dollars)	2019	2018
Lampung facility:
Export credit tranche	$94,210	$109,096
FSRU tranche	22,812	26,988
Gallant facility:
Commercial tranche	—	111,264
Export credit tranche	—	29,333
Grace facility:
Commercial tranche	—	135,813
Export credit tranche	—	27,750
$385 million facility:
Commercial tranche	249,635	—
Export credit tranche	51,167	—
Revolving credit tranche	48,300	—
Outstanding principal	466,124	440,244
Lampung facility unamortized debt issuance cost	(4,309)	(5,809)
$385 million facility unamortized debt issuance cost	(4,854)	—
Gallant facility unamortized fair value of debt assumed	—	215
Grace facility unamortized fair value of debt assumed	—	895
Total debt	456,961	435,545
Less: Current portion of long-term debt	(44,660)	(45,458)
Long-term debt	$412,301	$390,087

Refer to “Item 5.F. Tabular Disclosure of Contractual Obligations” and note 13 of our consolidated financial statements for the maturity profile of the debt.

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

The FSRU tranche has an interest rate of LIBOR plus a margin of 3.4%. The interest rate for the export credit tranche is LIBOR plus a margin of 2.3%. The FSRU tranche is repayable quarterly over 7 years with a final balloon payment of $16.5 million. The export credit tranche is repayable in quarterly installments over 12 years assuming the balloon payment of the FSRU tranche is refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance upon maturity of the FSRU tranche. The weighted average interest rate, excluding the impact of the associated interest rate swaps, for the years ended December 31, 2019 and 2018 was 6.2% and 5.9% respectively.

The primary financial covenants under the Lampung facility are as follows:

▪	Borrower must maintain a minimum debt service coverage ratio of 1.10 to 1.00 for the preceding nine-month period tested on each quarterly repayment date;
▪	Höegh LNG’s book equity must be greater than the higher of (i) $200 million and (ii) 25% of total assets; and
▪	Höegh LNG’s free liquid assets (cash and cash equivalents or available draws on credit facilities) must be greater than $20 million.

As of December 31, 2019 and 2018, the Borrower and the guarantor were in compliance with the financial covenants.

Höegh LNG, as guarantor, has issued the following guarantees related to the Lampung facility that remain in effect as of December 31, 2019: (a) an unconditional and irrevocable on-demand guarantee for the repayment of the balloon repayment installment of the FSRU tranche callable only at final maturity of the FSRU tranche; (b) an unconditional and irrevocable on-demand guarantee for all amounts due in respect of the export credit agent in the event that the export credit agent exercises its prepayment right for the export credit tranche if the FSRU tranche is not refinanced; and (c) undertaking that, if the time charter is terminated for an event of vessel force majeure, that under certain conditions, a guarantee will be provided for the outstanding debt, less insurance proceeds for vessel force majeure. In addition, all project agreements and guarantees are assigned to the bank syndicate and the export credit agent, all cash accounts and the shares in PT Höegh and Höegh Lampung are pledged in favor of the bank syndicate and the export credit agent.

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

Gallant/Grace Facility

On October 1, 2015, the Partnership acquired Höegh FSRU III, the entity that owned Höegh Cyprus, which owns the Höegh Gallant. Höegh Cyprus, together with Höegh FSRU IV, the owner of the Höegh Grace, are borrowers (the “Borrowers”) under a term loan facility (the “Gallant/Grace facility”) with a syndicate of banks and an export credit agency for the purpose of financing a portion of the Höegh Gallant and the Höegh Grace. The facility was secured by, among other things, a first priority mortgage of the Höegh Gallant and the Höegh Grace, an assignment of the Hoegh Cyprus’s, EgyptCo’s, Höegh FSRU IV’s and Höegh Colombia’s rights under their respective time charters, the assignment of a bank guarantee for the performance of EGAS under the time charter and a pledge of the Borrowers' and EgyptCo’s cash accounts. The Partnership provided a pledge of its shares in Höegh FSRU III, Hoegh Cyprus and Höegh LNG Colombia Holding Ltd., and Höegh LNG provided a pledge of its shares in EgyptCo as security for the facility. Höegh Colombia Holding provided a pledge of its shares in Höegh FSRU IV. as security for the facility. Höegh LNG, Höegh Colombia Holding, Höegh FSRU III and the Partnership were guarantors for the facility.

On January 31, 2019, the outstanding balance and accrued interest of $303.2 million and $1.6 million, respectively, on the Gallant/Grace facility was repaid from the proceeds of the $385 million facility. The unamortized balance of the fair value of debt assumed, or premium, was recorded as a gain when the debt was extinguished.

$385 million Facility

On January 29, 2019, the Partnership entered a loan agreement with a syndicate of banks to refinance the outstanding balances of the Gallant/Grace facility. Partnership is the borrower (the “Borrower”) for the senior secured term loan and revolving credit facility (the “$385 million facility”). The aggregate borrowing capacity is $320 million on the senior secured term loan and $63 million on the revolving credit tranche. Höegh Cyprus, which owns the Höegh Gallant, Höegh FSRU IV, the owner of the Höegh Grace, (collectively, the "Vessel Owners"), Höegh Colombia, and EgyptCo, a subsidiary of Höegh LNG, are guarantors for the facility (collectively, the "guarantors"). The facility is secured by, among other things, a first priority mortgage of the Höegh Gallant and the Höegh Grace, an assignment of the Höegh LNG Cyprus’, EgyptCo’s, Höegh FSRU IV’s, Höegh Colombia’s rights under their respective time charters and earnings and a pledge of the Borrower’s and Guarantor’s cash accounts. The Partnership and its subsidiaries have provided a pledge of shares in Höegh Cyprus, Höegh FSRU IV and Höegh Colombia, and Höegh LNG has provided a pledge of its shares in EgyptCo as security for the facility.

The senior secured term loan related to the $385 million facility includes a commercial tranche and the export credit tranche. Each tranche is divided into two term loans for each of the Höegh Gallant and the Höegh Grace.

On January 31, 2019, the Partnership drew $320 million under the commercial and the export credit tranches on the $385 million facility to settle $303.2 million and $1.6 million of the outstanding balance and accrued interest, respectively, on the Gallant/Grace facility and used proceeds of $5.5 million to pay arrangement fees due under the $385 million facility. The remaining proceeds of $9.6 million were used for general partnership purposes. On August 12, 2019, the Partnership drew $48.3 million under the revolving credit tranche on the $385 million facility, of which $34.0 million was used to repay part of the outstanding balance on the $85 million revolving credit facility due to Höegh LNG.

The commercial tranche and the revolving credit tranche related to the $385 million facility have an interest rate of LIBOR plus a margin of 2.30%. The commitment fee on the undrawn portion of the revolving credit facility is approximately 1.6%. The interest rate for the export credit tranche related to the $385 million facility have fixed interest rates and guarantee commissions of 3.98% and 3.88% on the term loans related to the Höegh Gallant and the Höegh Grace, respectively. The commercial tranche is repayable quarterly with a final balloon payment of $136.1 million due in January 2026. The term loans for export credit tranche related to the Höegh Gallant and the Höegh Grace are repayable in quarterly installments with the final payments in October 2026 and April 2028, respectively, assuming the balloon payments of the commercial tranches are refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the total outstanding balance on both the terms loans of the export credit tranche of $9.5 million upon maturity of the commercial tranche. Any outstanding balance on the revolving credit facility is due in full in January 2026. The weighted average interest rate, excluding the impact of the associated interest rate swaps, for the year ended December 31, 2019 was 4.7%.

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

As of December 31, 2019, the borrower and the Vessel Owners were in compliance with the financial covenants.

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

Under the $385 million facility, cash accounts are freely available for the use of the Borrower and the guarantors, unless there is an event of default. Cash can be distributed as dividends or to service loans of owners and affiliates provided that after the distribution the Borrower and guarantors would remain in compliance with the financial covenants. The $385 million facility limits, among other things, the ability of the Borrower and the guarantors to change their business, grant liens on the Höegh Gallant or the Höegh Grace, incur additional indebtedness that is not pari passu with the $385 million facility, enter into intercompany debt that is not subordinated to the $385 million facility and for the Vessel Owners to make investments or acquisitions.

The $385 million facility identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of the Höegh Gallant or the Höegh Grace. The facility contains events of default such as:

•	failure to repay principal and interest;

•	failure to comply with the financial or insurance covenants;

•	inaccuracy of representations;

•	cross-default to other indebtedness held by the Partnership or any its subsidiaries;

•	bankruptcy and other insolvency events for the Partnership or the Guarantors;

•	occurrence of certain litigation events for the Partnership or the Guarantors;

•	expiration or termination of time charter contracts without replacement contracts meeting certain criteria; and

•	change of control of Höegh LNG or the Partnership due to the failure of Höegh LNG to own at least 25% of our common units.

Joint Ventures Debt

The debt of our joint ventures is not consolidated on our consolidated financial statements, but it is included as a component in “Investment in and advances to joint ventures” on our consolidated balance sheet in accordance with the equity method of accounting.

Loans Due to Owners (Shareholder Loans)

The loans due to owners consist of shareholder loans where the principal amounts, including accrued interest, are repaid based on available cash after servicing of long-term bank debt. As of December 31, 2019, our 50.0% share of the outstanding balance was $3.8 million. The shareholder loans are due not later than the 12th anniversary of the delivery date of each FSRU. The Neptune and the Cape Ann were delivered November 30, 2009 and June 1, 2010, respectively. The shareholder loans are subordinated to the long-term bank debt, consisting of the Neptune facility and the Cape Ann facility (described below). Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of our joint ventures. The shareholder loans bear interest at a fixed rate of 8.0% per year. The Partnership is due 50.0% of the outstanding balance and the other joint venture partners have, on a combined basis, an equal amount of shareholder loans outstanding at the same terms to each of our joint ventures.

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

As of September 30, 2017, the joint ventures suspended payments on the shareholder loans pending the outcome of the boil-off claim. Accordingly, the outstanding balance on the shareholder loans was classified as long-term as of December 31, 2019 and December 31, 2018. Refer to note 18 of our consolidated financial statements under “Joint ventures claims and accruals.” The shareholder loans are subordinated to long-term bank debt and the repayment plan is subject to quarterly discretionary revisions based on available cash after servicing of the long-term bank debt and meeting a 1.20 historical and projected debt service coverage ratio. As of December 31, 2019, both the 1.20 historical and projected debt service coverage ratios were met by our joint venture owning the Neptune. As a result, our joint venture owning the Neptune qualifies to make payments on the shareholder loans or other distributions. As of December 31, 2019, the 1.20 historical debt service coverage ratio was met by the joint venture owning the Cape Ann, however, the projected debt service coverage ratio was not met. As a result, no payments on the shareholder loans or other distributions can be made by joint venture owning the Cape Ann until the debt service coverage ratio is met in future periods.

Neptune Facility

In December 2007, our joint venture owning the Neptune, as the borrower, entered into a $300 million secured facility with a syndicate of banks as long-term financing of the construction of the Neptune (the “Neptune facility”). As of December 31, 2019, our 50.0% share of the outstanding balance, excluding deferred debt issuance cost, was $99.1 million. The Neptune facility is secured with a first priority mortgage of the Neptune, an assignment of its rights under the time charter and a pledge of the borrower’s cash accounts. We and the other owners of the borrower have provided a negative pledge of shares in the borrower as security for the facility. In addition, Höegh LNG and MOL guarantee funding of drydocking costs and remarketing efforts in the event of an early termination of the charter.

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

There are no financial covenants in the Neptune facility, but certain other covenants and restrictions apply. The borrower is required to maintain insurance coverage for damage to the FSRU equivalent to 120.0% of the aggregate outstanding loan balance and loss of hire insurance. The borrower must maintain cash accounts with the syndicate of banks for its operating account and restricted cash for debt service for the next 6 months, including interest payments on the facility and associated interest rate swap contracts and certain distribution accounts. Cash in the operating account from hire rates will be applied for the following purposes in the following order; first, to pay operating costs, insurance, taxes and technical management fees; second, to transfer to the debt service retention account on each debt service retention date all or part of the debt service retention amount for such debt service retention date; third, to transfer funds to the restricted cash account for debt service until reserve requirements are met; finally, to transfer funds to certain distribution accounts. Certain conditions apply to making distributions from the distribution accounts, including meeting a 1.20 historical and projected debt service coverage ratio, no event of default then continuing, and debt service reserve and retention accounts are fully funded. The facility agreement limits the borrower’s ability to raise additional debt, enter into certain material transactions and make guarantees.

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

Cape Ann Facility

In December 2007, our joint venture owning the Cape Ann, as the borrower, entered into a $300 million secured facility with a syndicate of banks as long-term financing of the construction of the Cape Ann (the “Cape Ann facility”). As of December 31, 2019, our 50.0% share of the outstanding balance, excluding deferred debt issuance cost, was $102.9 million. The Cape Ann facility is secured with a first priority mortgage of the Cape Ann, an assignment of its rights under the time charter and a pledge of the borrower’s cash accounts. We and the other owners of the borrower have provided a negative pledge of shares in the borrower as security for the facility. In addition, Höegh LNG and MOL guarantee funding of drydocking costs and remarketing efforts in the event of an early termination of the charter.

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

There are no financial covenants in the Cape Ann facility, but certain other covenants and restrictions apply. The borrower is required to maintain insurance coverage for damage to the FSRU equivalent to 120.0% of the aggregate outstanding loan balance and loss of hire insurance. The borrower must maintain cash accounts with the syndicate of banks for its operating account and restricted cash for debt service for the next 6 months, including interest payments on the facility and associated interest rate swap contracts and certain distribution accounts. Cash in the operating account from hire rates will be applied for the following purposes in the following order; first, to pay operating costs, insurance, taxes and technical management fees; second, to transfer to the debt service retention account on each debt service retention date all or part of the debt service retention amount for such debt service retention date; third, to transfer funds to the restricted cash account for debt service until reserve requirements are met; finally, to transfer funds to certain distribution accounts. Certain conditions apply to making distributions from the distribution accounts, including meeting a 1.20 historical and projected debt service coverage ratio, no event of default then continuing, and debt service reserve and retention accounts are fully funded. The facility agreement limits the borrower’s ability to raise additional debt, enter into certain material transactions and make guarantees.

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

Critical Accounting Estimates

The preparation of our consolidated financial statements and of the combined financial statements of our joint ventures in accordance with US GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by us that are considered to involve a higher degree of judgment in their application. Please read note 2 of our consolidated financial statements.

Time Charter Revenue Recognition

Lease revenue recognition:

In February 2016, the Financial Accounting Standards Board ("FASB") issued revised guidance for leasing, Leases, that amends the accounting guidance on leases for both lessors and lessees. On January 1, 2019, we adopted the new standard using the optional transition method to apply the new standard at the transition date of January 1, 2019 with no retrospective adjustments to prior periods. We are the lessor for time charters for our FSRUs. There were no changes to the timing or amount of revenue recognized and, therefore, no cumulative effect adjustment to retained earnings of initially applying the standard related to the lessor accounting.

Leases are classified based upon defined criteria either as sale-type/direct financing leases (“financing leases”) or operating leases. A lease that transfers substantially all of the benefits and risks of the FSRU to the charterer is accounted for as a financing lease by the lessor. All other leases that do not meet the criteria are classified as operating leases. On January 1, 2019, when adopting the revised leasing guidance, we elected the package of practical expedients and did not reassess conclusions under the previous standard about whether any existing contracts are, or contain leases, lease classification, and initial direct costs for any existing leases. Accordingly, outstanding leases on January 1, 2019, continue to be classified in accordance with the prior lease guidance.

The lease component of time charters that are accounted for as operating leases is recognized on a straight-line basis over the term of the charter. The Höegh Gallant’s time charter, which had a five-year lease term at inception, is accounted for as an operating lease. The Höegh Grace's time charter contracts, which have a non-cancellable charter period of ten years, are accounted for as an operating lease. Under one of the time charter contracts, the contract provides for additional variable payments, including a finance component, over the initial term depending upon the actual commencement date of the contract within a defined window of potential commencement dates. The variable payments are considered directly related to the lease performance obligation. The revenue, excluding the financing component, is recognized over the initial 10-year term. Payments made by the charterer directly to the tax authorities on behalf of the subsidiaries for final income tax directly related to the provision of the lease is recorded as a component of lease revenues. The amount of non-cash revenue is disclosed separately in the consolidated statement of cash flows.

The lease component of time charters that are accounted for as financing leases is recognized over the lease term using the effective interest rate method and is included in time charter revenues. Origination costs related to the time charter are a component of the net investment in financing lease and amortized over the lease term using the effective interest method. Financing leases are reflected on the consolidated balance sheets as net investments in financing leases. The PGN FSRU Lampung time charter, which had a 20-year lease term at inception, meets the criteria of transferring substantially all of the benefits and risks to the charterer and is accounted for as a financing lease.

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

Joint venture FSRUs lease and time charter services revenue recognition:

Our interest in the Joint venture FSRUs’ net income is included in the consolidated financial statements under the equity method of accounting, however, the Joint venture FSRUs’ results are presented under the proportional consolidation method for the segment note and the time charter revenue note (notes 4 and 5, respectively, of our consolidated financial statements). The Neptune's and the Cape Ann’s time charters, which had a twenty-year lease term at inception, are accounted for as operating leases. The joint ventures’ time charters include provisions for the charterer to make upfront payments to compensate for variable cost for certain vessel modifications, drydocking costs, other additions to equipment or spare parts. The expenditures are considered costs required to fulfill the lease component of the contract. Payments for modifications are deferred and amortized over the shorter of the remaining charter period or the useful life of the additions. Payments for reimbursement of drydocking costs are deferred and recognized on a straight-line basis over the period to the next drydocking.

The accounting policy for time charter services for the joint ventures is the same as described above.

Significant judgments in revenue recognition:

We do not provide stand-alone bareboat leases or time charter services for FSRUs. As a result, observable stand-alone transaction prices for the performance obligations are not available. The estimation of the transaction price for the lease and the time charter service performance obligation is complex, subject to a number of input factors, such as market conditions when the contract is entered into, internal return objectives and pricing policies, and requires substantial judgment. Significant changes in the transaction price between the two performance obligations could impact conclusions on the accounting for leases as financing or operating leases. In addition, variable consideration is estimated at the most likely amount that we expect to be entitled to. Variable consideration is reassessed at the end of the reporting period taking into account performance warranties. The time charter contracts include provisions for performance guarantees that can result in off-hire, reduced hire, liquidated damages or other payments for performance warranties. Measurement of some of the performance warranties can be complex and require properly calibrated equipment on the vessel, complex conversions and computations based on sustantial judgment in the interpretation of the contractual provisions. Conclusions on compliance with performance warranties impacts the amount of variable consideration recognized for time charter services.

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

Valuation of Derivative Instruments

Under our risk management policies, we currently use derivative instruments to manage interest rate risk. On January 1, 2019, the Partnership adopted Derivatives and Hedging, Targeted Improvements to Accounting for Hedging Activities on a prospective basis. For interest rate swaps qualifying as cash flow hedges, the entire change in fair value of the cash flow hedge included in the assessment of hedge effectiveness is included in other comprehensive income (OCI) with the result that the hedge ineffectiveness is no longer recognized in earnings. Those amounts are reclassified to earnings in the same income statement line as the hedged item when hedged item affects earnings. In order to designate a derivative as a cash flow hedge, formal documentation of the relationship between the derivative and the hedged item is required. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge.

For the years ended December 31, 2018 and 2017, changes in the fair value of the effective portion of the derivative instruments qualifying as cash flow hedges were initially recorded in other comprehensive income as a component of total equity. Any hedge ineffectiveness was recognized immediately in earnings, as were any gains and losses or amortization on the portion of the derivative instruments that are excluded from the assessment of hedge effectiveness. In the periods when the hedged items affect earnings, those amounts were transferred from accumulated other comprehensive income to the gain (loss) on derivative instruments line in the consolidated statement of income.

The fair values of the interest rates swaps are estimated based on the present value of cash flows over the term of the instruments based on the relevant LIBOR interest rate curves, adjusted for our credit worthiness and the credit worthiness of the counterparty to the derivative. Determining credit worthiness is highly subjective and requires significant judgment.

Goodwill and intangible assets

We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as above-market contracts, are being amortized over the term of the charter. In addition, we entered into an option agreement with Höegh LNG pursuant to which we had the right to cause Höegh LNG to charter Höegh Gallant from the expiration or termination of the existing charter until July 2025. Pursuant to the option agreement, we exercised, on February 27, 2020, our option and we intend to enter into a Subsequent Charter with Höegh LNG for the Höegh Gallant. The intangible for the option for time charter extension will be amortized on a straight line basis starting at the beginning of the Subsequent Charter until July 2025. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill or intangible assets. Accordingly, the allocation of the purchase price to intangible assets and goodwill may significantly affect our future operating results.

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

As discussed in note 18 under "Joint ventures claims and accruals" to our consolidated financial statements, the joint ventures have recorded accruals for the probable liability for boil-off claim related to performance standards as specified in the time charters. Significant judgment is required to assess the interpretation of the contractual provisions related to performance standards, warranties, associated exclusions, the interaction of the contractual provisions, advice of legal counsel, the arbitration determination of key contractual interpretations and the application of the performance data and technical input associated with quantification of potential ranges of outcomes which might occur as a result of future events, such as a final arbitration award or a negotiated settlement, for the claim. In February 2020, each of the joint ventures and the charterer reached a commercial settlement addressing all the past and future claims related to boil-off with respect to the Neptune and the Cape Ann. The settlement amount is in line with the accrual made by the joint ventures. Accordingly, the accrual was unchanged as of December 31, 2019. The settlement reached is subject to executing final binding agreements between the parties and the necessary board of directors’ and lenders’ approvals. The final settlement and release agreements were signed on and had an effective date of April 1, 2020.

Recent Accounting Pronouncements

Recently adopted accounting pronouncements

Refer to note 2, under "Recently adopted accounting pronouncements," of our consolidated financial statements for a complete discussion of recent accounting pronouncements.

C.	Research and Development, Patents and Licenses, Etc.

Not applicable.

D.	Trend Information

Outlook

A subsidiary of the Partnership, as the owner of the Höegh Gallant, has a lease and maintenance agreement with EgyptCo, a wholly owned subsidiary of Höegh LNG, until April 2020. Pursuant to an option agreement, the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025, at a rate equal to 90% of the rate payable pursuant to the current charter, plus any incremental taxes or operating expenses as a result of the new charter. On February 27, 2020, we exercised our option pursuant to the option agreement and intend to enter into a Subsequent Charter with Höegh LNG for the Höegh Gallant, the final terms of which are subject to approval by our board of directors and the conflicts committee.

For the joint ventures, the charterer of the Cape Ann expects to sub-contract the vessel to operate as an FSRU in India. On March 15, 2020, the Cape Ann arrived in India to commence the subcharter which will continue until the fourth quarter of 2025. Subject to lender approval, an amendment of the time charter party with the joint venture and the charterer is being finalized which will provide for the reimbursement of direct and indirect taxes that the joint venture will incur in India. The tax regulations, guidance and interpretations in India are not clear with respect to certain aspects of taxation of an FSRU operation. As a result, the sub-charter in India provides that it will be cash neutral with respect to the joint venture’s operations. However, the reimbursement of taxes will be based upon tax filings and actual tax payments, while the financial statements will also be impacted by accrued taxes, including the impact of uncertain tax positions, if any. As a result, there may be differences in the timing of recognition of revenue for tax reimbursement and the accrual of income tax and other tax expenses.

After the balance sheet date, we have seen significant macroeconomic uncertainty as a result of the Coronavirus (COVID-19) outbreak. The scale and duration of this development remains uncertain and could materially impact our earnings and cash flow.

The statements in this section are forward-looking statements based on management's current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance and outcomes to differ materially from those expressed herein. Please also see “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects – Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects.”

E.	Off-Balance Sheet Arrangements

As of December 31, 2019, there were no off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2019:

	Payments Due by Period
		Less				More
		than 1	1-3		4-5	than 5
(in thousands of U.S. dollars)	Total	Year	Years		Years	Years
Long term debt and revolving credit facility due to owners and affiliates	$474,917	44,660	149,154	(4)	59,987	221,116
Interest commitments on long-term debt and interest rate swaps (1)	95,528	22,242	35,837		24,587	12,862
Operating lease obligations (2)	91	75	16		—	—
Other long-term liabilities (3)	70	—	70		—	—
Total	$570,606	66,977	185,077		84,574	233,978

(1)	Our interest commitments on long-term debt and interest rate swaps are calculated based upon the varying margins by tranche of the Lampung facility and the $385 million facility and the fixed interest rate of the interest rate swaps since we are fully hedged. We swap a floating LIBOR interest rate on our long-term debt for a fixed interest rate on our swaps.

(2)	Operating lease obligations, please refer to Notes 2 and 11 to our Audited Consolidated Financial Statements included herein.

(3)	Our consolidated balance sheet includes other long-term liabilities for an advance provided by the charterer to fund refundable value added tax on the import of the FSRU.

(4)	The repayment profile for the years 2021 and 2022 includes the maturity of the FSRU tranche of the Lampung facility in 2021 and assumes the exercise of the prepayment right for the export credit tranche of the Lampung facility in the same period.

G.	Safe Harbor

Please read “Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

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

Employees of affiliates of Höegh LNG provide services to us under the administrative services Agreement. Please read “Item 7.B. Related Party Transactions—Administrative Services Agreements.”

A.	Directors and Senior Management

The following table provides information about our directors and executive officer. The business address for each of our directors and executive officer is Wessex House, 5th Floor, 45 Reid Street, Hamilton, HM12, Bermuda

Name	Age	Position
Sveinung J.S. Støhle	61	Chairman of the Board of Directors
Steven Rees Davies	46	Director
Morten W. Høegh	46	Director
Andrew Jamieson	72	Director, Member of the Audit Committee
Robert Shaw	64	Director, Member of the Audit Committee, Chairman of the Conflicts Committee
David Spivak	52	Director, Chairman of the Audit Committee, Member of the Conflicts Committee
Kathleen McAllister	55	Director, Member of the Audit Committee, Member of the Conflicts Committee
Steffen Føreid	51	Chief Executive Officer and Chief Financial Officer

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

Steven Rees Davies has served as our director since June 2019 and as a director of Höegh LNG since May 2017. He is also a director of Höegh LNG Galleon Limited. Mr. Rees Davies is a partner within the Corporate department of Appleby (Bermuda) Limited, Höegh LNG’s Bermuda counsel, where he practices in the areas of corporate finance, capital markets, regulation, corporate governance and intellectual property. He also advises on cross jurisdictional corporate transactions and restructurings as well as private and public offerings, placements and introductions to the Bermuda, London and New York stock exchanges, in addition to multinational joint ventures and private equity projects. Mr. Rees Davies graduated from Oxford Brookes University with a Bachelor of Laws and from the College of Law, England, with a Postgraduate Diploma in Legal Practice. Mr. Rees Davies qualified as an attorney and member of the bar of New York (US Southern District) in 2002 and as a solicitor in England and Wales in 2003 (non-practicing). He was called to the Bermuda Bar in 2008. Mr. Rees Davies is a British citizen and resides in Bermuda.

Morten W. Høegh has served as our director since April 2014. Since 2006, Mr. Høegh has served as the Chairman of Höegh LNG, and he also serves as chairman of Leif Höegh UK. Since 2003, he has been a director of Höegh Autoliners Holdings AS (and its predecessors Leif Höegh & Co. ASA, Leif Höegh & Co. Ltd. and Höegh Autoliners Ltd.). Mr. Høegh is a director of Höegh Eiendom Holdings AS, Höegh LNG Holdings Ltd. and, until October 2014, was a director of Hector Rail AB. He is a director and Chairman of Gard P&I (Bermuda) Ltd. and Chairman of its Risk and Election and Governance Committees and a director and Chairman of certain of its subsidiaries. He also serves as the Chairman of the Western Europe committee of DNV GL. From 1998 to 2000, Mr. Høegh worked as an investment banker with Morgan Stanley. He has a Master in Business Administration from Harvard Business School with High Distinction (Baker Scholar) and a Master of Science in Ocean Systems Management and a Bachelor of Science in Ocean Engineering from the Massachusetts Institute of Technology.

Andrew Jamieson has served as our director since April 2014. He has extensive experience in the energy industry, in general, and in LNG, in particular. Since 2009, Mr. Jamieson has served as a director of Höegh LNG. From 1974 to 2009, Mr. Jamieson held various positions with Royal Dutch Shell plc in the United Kingdom, the Netherlands, Denmark, Australia and Nigeria. Specifically, from 2005 to 2009, he served as Executive Vice President Gas & Projects and Member of the Gas & Power Executive Committee. From 1999 to 2004, he was Managing Director of Nigeria LNG Limited and Vice President of Bonny Gas Transport Limited. While at Royal Dutch Shell plc, Mr. Jamieson also was in charge of the North West Shelf Project in Australia and served as a director on various Royal Dutch Shell plc companies. In 2006, he was made an Officer of the Order of the British Empire (OBE) for “services to British business and sustainable development in Nigeria.” Mr. Jamieson serves on the boards of GTT (Gaztransport & Technigaz), Chrysaor Holdings Ltd and Kerogen Capital Hong Kong. Previously, Mr. Jamieson also served on the boards of Woodside Petroleum Ltd., Seven Energy Limited and Velocys PLC. Mr. Jamieson holds a Ph.D. degree from Glasgow University, is the Past President of the Institute of Chemical Engineers and a Fellow of the Royal Academy of Engineering.

Robert Shaw has served as our director since April 2014. Since 2008, Mr. Shaw has been an owner and a managing director of Mystras Ventures LLC, which makes dry bulk shipping industry-related investments. He is a managing director of Sea Trade Holdings Inc., that owns and operates dry bulk carriers. He is a director of The Steamship Mutual Underwriting Association (Bermuda) Limited, which is a mutual insurance association that insures its members against various risks arising out of the operations of ships. From 2001 to 2007, Mr. Shaw held various positions at Navios Maritime Holdings Inc., including board member, Executive Vice President, General Counsel and President. From 1985 to 2000, Mr. Shaw was a partner at Healy & Baillie LLP, a law firm specializing in shipping and international commercial law. Mr. Shaw also was the chairman and is a member of the board of the Carnegie Council for Ethics in International Affairs and has served as a board member and the President of the Society of Maritime Arbitrators, Inc. Mr. Shaw was admitted to the Law Society of England and Wales in 1980 and the New York bar in 1981 and holds a Bachelor of Arts in Jurisprudence from St John’s College, Oxford University.

David Spivak has served as our director since April 2014. Mr. Spivak is currently the group chief financial officer and senior vice president, corporate development of Persis Holdings Ltd. From May 2016 until May 2018, Mr. Spivak served as the chief financial officer of Seaspan Corporation. From 2013 to 2016, Mr. Spivak was the president and founder of Brockstreet Consulting, a strategic business and financial consulting firm. From 1995 to 2012, Mr. Spivak worked at Citigroup as a capital markets professional and investment banker. He held a variety of positions at Citigroup, including serving as a Managing Director in the Investment Banking and Equity Capital Markets Divisions, as well as serving as the Canadian Head of Global Capital Structuring. From 2005 to 2009, Mr. Spivak was head of Citigroup’s shipping equity franchise in New York. Prior to joining Citigroup, Mr. Spivak worked at Coopers & Lybrand in the Financial Advisory Services Group. Mr. Spivak has a Master of Business Administration from the University of Chicago and a Bachelor of Commerce from the University of Manitoba. He also is a Certified Public Accountant (inactive) and past member of the TSX Listings Advisory Committee.

Kathleen McAllister has served as our director since July 2017. Ms. McAllister served as President, Chief Executive Officer, and Director of Transocean Partners LLC from 2014 until its merger with Transocean Ltd. in December 2016 and as Chief Financial Officer from February 2016 until the merger. From 2011 to 2014 Ms. McAllister served as Vice President and Treasurer of Transocean Ltd. and led the initial public offering of Transocean Partners in 2014 after holding several corporate and operations, finance, treasury, accounting and tax roles with Transocean. Ms. McAllister began her career at Deloitte and served in various finance, treasury, accounting and tax roles at Baker Hughes, Helix Energy Solutions Group and Veritas DGC Inc. prior to joining Transocean. Ms. McAllister serves as an independent non-executive director of Black Hills Corporation (since 2019) and Maersk Drilling (since 2019) where she chairs the Audit and Risk Committee and is a member of the University of Houston-Clear Lake Accounting Advisory Board. Ms. McAllister holds a Bachelor of Science degree in Accounting (with Honors) from the University of Houston-Clear Lake and is a NACD Board Leadership Fellow and a Certified Public Accountant.

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

Executive Compensation

We did not pay any compensation to our directors or our Chief Executive Officer and Chief Financial Officer or accrue any obligations with respect to management incentive or retirement benefits for our directors and our Chief Executive Officer and Chief Financial Officer prior to our IPO. Pursuant to the Höegh Norway Administrative Services Agreement (as defined below) with, Steffen Føreid provides executive officer functions for our benefit. Mr. Føreid is responsible for our day-to-day management subject to the direction of our board of directors. Our officers and employees and officers and employees of our subsidiaries and affiliates of Höegh LNG and our general partner may participate in employee benefit plans and arrangements sponsored by Höegh LNG, our general partner or their affiliates, including plans that may be established in the future. Under the Höegh Norway Administrative Services Agreement and its predecessor agreements, we paid $2.9 million to Höegh Norway for the year ended December 31, 2019.

Mr. Føreid entered into an employment agreement with Höegh Norway dated June 9, 2010, which was subsequently amended on November 28, 2018 in connection with Mr. Føreid’s appointment as our Chief Executive Officer and Chief Financial Officer. Pursuant to the employment agreement, Mr. Føreid’s base salary was NOK 3.6 million for the year ended December 31, 2019. In addition, the employment agreement also provides for company car and pension benefits, which were equal to approximately NOK 2.5 million and an accrued bonus to the amount of NOK 2.2 million for the year ended December 31, 2019.

Compensation of Directors

Directors receive compensation for attending meetings of our board of directors, as well as committee meetings. During the year ended December 31, 2019, directors each received a director fee of $81,200 per year (paid half in cash and half in equity-based amounts). Chairpersons of the audit and conflicts committees each received a committee fee of $21,900 per year, and other committee members received a committee fee of $11,000 per year. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of our board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

2014 Long-Term Incentive Plan

In connection with our initial public offering, we adopted the Höegh LNG Partners LP 2014 Long-Term Incentive Plan, or the “LTIP,” for our employees, officers, consultants and directors who perform services for us and our subsidiaries. The LTIP provides for the grant of unit options, unit appreciation rights, restricted units, unit awards, phantom units, distribution equivalent rights, cash awards, performance awards, other unit-based awards and substitute awards (collectively, “awards”). These awards are intended to align the interests of employees, officers, consultants and directors with those of our unitholders and to give such individuals the opportunity to share in our long-term performance. Effective June 3, 2016, we granted 21,500 phantom units to Richard Tyrrell under the LTIP. One third of the phantom units vested as of each of November 30, 2017, 2018 and 2019. On September 14, 2018, we granted 14,584 new phantom units to Richard Tyrrell under the LTIP, one third of which vested on November 30, 2019 and one third of which will vest on each of November 30, 2020 and 2021, respectively, so long as Mr. Tyrrell continues to provide services to the Partnership or an affiliate. During the year ended December 31, 2019, we also granted 10,917 phantom units to our Chief Executive Officer and Chief Financial Officer, Steffen Føreid. One-third of such phantom units vested as of November 30, 2019 and one third of which will vest on each of November 30, 2020 and 2021, respectively. Additionally, during the year ended December 31, 2019, we awarded a total of 11,180 common units to non-employee directors under the LTIP as compensation for directors’ fees, with an aggregate grant date fair value of $0.2 million, based on our closing unit price on the grant date. On March 26, 2020, we granted 8,100 phantom units to Steffen Føreid, one third of which phantom units will vest on each of November 30, 2021, 2022, and 2023, respectively.

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

General

Our partnership agreement provides that our general partner irrevocably delegates to our board of directors the authority to oversee and direct our operations, management and policies on an exclusive basis, and such delegation is binding on any successor general partner of the Partnership. Our general partner, Höegh LNG GP LLC, is wholly owned by Höegh LNG. Our officers manage our day-to-day activities consistent with the policies and procedures adopted by our board of directors.

Our current board of directors consists of seven members, three of whom were appointed by our general partner and four of whom were elected by our common unitholders. Sveinung Støhle, Steven Rees Davies and Kathleen McAllister were appointed by our general partner and will serve for terms as determined by our general partner. The directors elected by our common unitholders, Morten W. Høegh, Andrew Jamieson, David Spivak and Robert Shaw, are divided into four classes serving staggered terms. Mr. Shaw is designated as our Class II elected director and will serve until our annual meeting of unitholders in 2020, Mr. Spivak is designated as our Class III elected director and will serve until our annual meeting of unitholders in 2021, Mr. Høegh is designated as our Class IV elected director and will serve until our annual meeting of unitholders in 2022 and Mr. Jamieson is designated as our Class I elected director and will serve until our annual meeting of unitholders in 2023. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders may be nominated by our board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

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

Employees of Höegh LNG’s affiliates provide administrative services to us pursuant to the administrative services agreement. Our board of directors has the authority to hire other employees as deemed necessary. Certain affiliates of Höegh LNG also provide commercial and technical management services to our fleet pursuant to ship management agreements, the Gallant management agreement, a sub-technical support agreement, commercial and administration management agreements and other service agreements. Crew are employed directly by our or by Höegh LNG’s subsidiaries to operate our FSRUs.

E.	Unit Ownership

Please read “Item 7.A. Major Unitholders.”

Item 7.	Major Unitholders and Related Party Transactions

A.	Major Unitholders

The following table sets forth the beneficial ownership of our common units as of March 31, 2020, by each of our directors and executive officers and each person that we know to beneficially own more than 5% of our outstanding common units:

Major Unitholders

	Common Units
	Beneficially Owned
Name of Beneficial Owner	Number	Percent
Höegh LNG Holding Ltd.(1)	15,257,498	45.8%
FMR LLC(2)	1,970,147	5.9%
Sveinung J. S. Støhle (Chairman of the Board of Directors)	*	*
Steven Mathew Rees Davies (Director)	*	*
Kathleen McAllister (Director)	*	*
Morten W. Høegh (Director)(3)	441,037	1.3%
Andrew Jamieson (Director)	*	*
Robert Shaw (Director)	*	*
David Spivak (Director)	*	*
Steffen Føreid (Chief Executive Officer and Chief Financial Officer)	*	*
All directors and executive officers as a group (8 persons)	540,415	1.6%

* Less than 1%

(1)	Höegh LNG Holdings Ltd. is a public company listed on the Oslo Børs stock exchange. Leif Höegh & Co. Ltd. is the largest shareholder of Höegh LNG Holdings Ltd., holding an 8.88% ownership interest. Leif Höegh & Co. Ltd. is indirectly controlled by Leif O. Høegh and a family trust under which Morten W. Høegh, one of our directors, is the primary beneficiary.
(2)	FMR LLC and Abigail P. Johnson (collectively, “FMR LLC”) each have sole dispositive power as to 1,970,147 common units. This information is based on the Schedule 13G/A filed by FMR LLC on February 7, 2020.
(3)	Morten W. Høegh may be deemed to have shared beneficial ownership of 441,037 common units through direct and indirect ownership interests in Leif Höegh & Co Ltd. and Brompton Cross VII Limited. Morten W. Høegh has an indirect minority ownership and voting interest in Fraternitas AS, which beneficially owns 50,000 common units. If the common units owned by Fraternitas AS were deemed to be beneficially owned by Mr. Høegh, then he would share beneficial ownership of a total of 491,037 common units, or 1.5% of the common units issued and outstanding as of March 31, 2019.

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

As a result of our relationships with Höegh LNG and its affiliates, we and our subsidiaries have entered into various agreements that were not the result of arm’s length negotiations. A number of agreements were entered into in connection with our IPO. In addition, we may enter into new agreements in the future. We have established a conflicts committee that may review future related party transactions. Please refer to “Item 6.C. Board Practices—Committees.” The related party agreements that we have entered into or were party to since January 1, 2017 are discussed below.

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

Upon a change of control of us or our general partner, the noncompetition provisions of the omnibus agreement will terminate immediately. Upon a change of control of Höegh LNG, the noncompetition provisions of the omnibus agreement applicable to Höegh LNG will terminate at the date of the change of control. On the date on which a majority of our directors ceases to consist of directors that were (i) appointed by our general partner prior to our first annual meeting of unitholders and (ii) recommended for election by a majority of our appointed directors, the noncompetition provisions applicable to Höegh LNG shall terminate immediately.

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

Upon a change of control of us or our general partner, the right of first offer provisions of the omnibus agreement will terminate immediately. Upon a change of control of Höegh LNG, the right of first offer provisions applicable to Höegh LNG under the omnibus agreement will terminate at the date of the change of control. On the date on which a majority of our directors ceases to consist of directors that were (i) appointed by our general partner prior to our first annual meeting of unitholders and (ii) recommended for election by a majority of our appointed directors, the provisions related to the rights of first offer granted to us by Höegh LNG shall terminate immediately.

Indemnification

Under the omnibus agreement, Höegh LNG agreed to indemnify us until August 12, 2019 against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to us to the extent arising prior to the time they were contributed or sold to us. No indemnification claims were filed for environmental liabilities under the agreement prior to its expiration.

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

Indemnification Agreement

On September 27, 2017, we entered into an indemnification agreement with Höegh LNG with respect to the boil-off claims under the Neptune and Cape Ann time charters, pursuant to which Höegh LNG will, among other things, indemnify us for our share of any losses and expenses related to or arising from the failure of either Neptune or Cape Ann to meet the performance standards related to the daily boil-off of LNG under their respective time charters (including any cash impact that may result from any settlement with respect to such claims, including any reduction in the hire rate under either time charter). Please read note 18 “Commitments and Contingencies” of our consolidated financial statements.

Administrative Services Agreements

Höegh Norway Administrative Services Agreement

In December 2019, the Partnership and the operating company entered an administrative services agreement with Höegh Norway, pursuant to which Höegh Norway provides certain administrative services to us (the “administrative services agreement”). The administrative services agreement replaced the Prior Höegh UK Administrative Services Agreement and the Prior Höegh Norway Administrative Services Agreement, each as defined below. We reimbursed Höegh Norway approximately $2.9 million under the administrative services agreement for the year ended December 31, 2019.

Each month, we and our operating company reimburse Höegh Norway for its reasonable costs and expenses incurred in connection with the provision of the services under the administrative services agreement. Höegh Norway receives a service fee in U.S. Dollars equal to 3.0% of the costs and expenses incurred by it in connection with providing services. The services provided under the administrative services agreement will be provided in a diligent manner, as we or our operating company may reasonably direct.

The administrative services agreement may be terminated by us and our operating company upon 90 days’ written notice for any reason in the sole discretion of our and our operating company’s boards of directors. The administrative services agreement may be terminated by Höegh Norway at any time on or after December 31, 2024 upon 90 days’ written notice for any reason in the sole discretion of Höegh Norway. The administrative services agreement may also be terminated solely by Höegh Norway upon 90 days’ written notice if:

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

The administrative services provided by Höegh Norway to the Partnership and our operating company include:

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

Under the administrative services agreement, Steffen Føreid, as an officer of Höegh Norway, provides executive officer functions for our benefit.

Under the administrative services agreement, we and the operating company will indemnify Höegh Norway and its subcontractors against all actions that may be brought against them as a result of their performance of the administrative services including, without limitation, all actions brought under the environmental laws of any jurisdiction, and against and in respect of all costs and expenses they may suffer or incur due to defending or settling such actions; provided, however, that such indemnity excludes any or all losses to the extent that they are caused by or due to the fraud, gross negligence or willful misconduct of Höegh Norway or such subcontractor or its officers, employees and agents.

Prior Administrative Services Agreements

In connection with the IPO, we and our operating company entered into an administrative services agreement with Höegh UK (the “Prior Höegh UK Administrative Services Agreement”), pursuant to which Höegh UK provided us and our operating company certain administrative services. The agreement had an initial term of five years and expired during 2019. Höegh UK received a service fee in U.S. Dollars equal to 5.0% of the costs and expenses incurred by it in connection with providing services. We reimbursed Höegh UK approximately $2.9 million, $2.7 million and $2.7 million in total under the Prior Höegh UK Administrative Services Agreement for the years ended December 31, 2019, 2018 and 2017, respectively.

Under the Prior Höegh UK Administrative Services Agreement, Höegh UK was permitted to subcontract to Höegh Norway certain of the administrative services provided to us pursuant to an administrative services agreement with Höegh Norway (the “Prior Höegh Norway Administrative Services Agreement”). This agreement had an initial term of five years and expired during 2019.

Höegh Norway received a service fee in U.S. Dollars equal to 3.0% of the costs and expenses incurred by it in connection with providing services. Höegh UK reimbursed Höegh Norway approximately $2.9 million, $2.1 million and $1.7 million in total under the Prior Höegh Norway Administrative Services Agreement for the years ended December 31, 2019, 2018 and 2017, respectively.

Our operating company and Höegh UK entered into administrative services agreements with Leif Höegh UK (the “Prior Leif Höegh UK Administrative Services Agreements”), pursuant to which Leif Höegh UK provided certain administrative services. Each of the Prior Leif Höegh UK Administrative Services Agreements were terminated by mutual agreement during 2019.

Our operating company and Höegh UK reimbursed Leif Höegh UK for its reasonable costs and expenses incurred in connection with the Prior Leif Höegh UK Administrative Services Agreements. In addition, Leif Höegh UK received a services fee equal to 5% of the costs and expenses of secretarial services under the agreement with Höegh UK. For the year ended December 31, 2019 there were no expenses incurred under the Prior Leif Höegh UK Administrative Services Agreements. Höegh UK reimbursed Leif Höegh UK approximately $0.2 million and $0.1 million in total under the Prior Leif Höegh UK Administrative Services Agreements for each of the years ended December 31, 2018 and 2017.

Commercial and Administration Management Agreements

Each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. has entered into a commercial and administration management agreement with Höegh Norway. Pursuant to each agreement, Höegh Norway provides the following services to SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., as applicable:

•	accounting, including budgeting, reporting and annual audited reports;

•	finance and cash management;

•	in-house legal;

•	commercial;

•	insurance; and

•	general office administration and secretary functions.

Each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. pays Höegh Norway an annual management fee equal to costs incurred plus 3%. Höegh Norway was paid management fees of approximately $0.6 million and $0.7 million under the commercial and administration management agreements with each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., respectively, for the year ended December 31, 2019. For the year ended December 31, 2018 management fees of approximately $0.9 million and $0.8 million were paid under the commercial and administration management agreements by each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., respectively. For the year ended December 31, 2017, management fees of approximately $0.3 million and $0.7 million were paid under the commercial and administration management agreements by each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., respectively.

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

For the respective years ended December 31, 2019, 2018 and 2017, annual management fees of approximately $3.6 million, $3.6 million and $3.7 million in the aggregate were paid under the ship management agreements or sub-technical support agreement. In addition, the vessel owner must indemnify Höegh LNG Management and its employees, agents and subcontractors against all actions, proceedings, claims, demands or liabilities arising in connection with the performance of the ship management agreements or the sub-technical support agreement, unless the same resulted solely from the negligence, gross negligence or willful default of Höegh LNG Management or its employees, agents and subcontractors, in which case Höegh LNG Management will be liable in an amount up to 10 times the annual management fee.

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

Höegh Cyprus pays Höegh Norway an annual management fee in NOK of Höegh Norway’s documented costs plus 3%. An estimate of the annual management fee forms the basis of an amount payable by equal monthly installments in arrears. Settlement of the discrepancy between the estimated management fee and the actual management fee takes place at the end of each calendar year. Höegh Cyprus paid Höegh Norway approximately $0.1 million, $0.2 million and $0.3 million under the Gallant management agreement for the years ended December 31, 2019, 2018 and 2017.

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

The services provided by Höegh Norway to PT Höegh include:

•	commercial support, including:

o	assisting in identifying suppliers, liaising with off-shore suppliers of goods and services, assisting in identifying insurance providers;

o	assisting in identifying insurance providers; and

o	assisting in negotiations and reviewing contracts and insurance policies;

•	technical support and advice, including in relation to:

o	identification, assessment and resolution of technical issues;

o	information technology;

o	health, safety and the environment; and

o	maintaining, developing and improving a quality assurance system to ensure compliance with relevant mandatory international rules, regulations and standards;

•	financial and cash management support, including budgeting, reporting and preparation of annual audited reports;

•	in-house legal support;

•	general administrative and back-office support;

•	research and development; and

•	training for employees.

Each month, PT Höegh pays Höegh Norway a fee for the provision of the technical information, including the intellectual property rights, and the services. The monthly fee consists of (i) a license fee and (ii) a service fee consisting of a pro rata payment of the estimated annual costs incurred by Höegh Norway under the technical information and services agreement and a 5.0% fee on such payment. The service fee is reconciled annually with the actual costs incurred by Höegh Norway during the prior calendar year. Any amounts payable after such reconciliation must be paid by the owing party no later than 44 days after the end of each such calendar year. Höegh Norway has never invoiced any amounts for the license fee. PT Höegh paid Höegh Norway approximately $0.04 million, $0.03 million and $0.04 million for the service fee under the technical information and services agreement for the years ended December 31, 2019, 2018 and 2017, respectively.

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

Secondment Agreement

Höegh Cyprus has entered into a secondment agreement with Höegh Maritime Management pursuant to which Höegh Maritime Management provides crew to the Höegh Gallant. During their period of service, the crew members remain employees of Höegh Maritime Management, but are seconded to, and operate under the instruction and supervision of, Höegh Cyprus. Either party may terminate the secondment agreement upon six months’ written notice to the other party or upon a material breach by the other party (not cured within 10 days). Höegh Cyprus reimburses Höegh Maritime Management for the salaries and other expenses of the seconded employees. Höegh Cyprus also reimburses Höegh Maritime Management for any amount paid to manning agents used for hiring crew, plus a service fee equal to 5.0% of such amount and an administration fee of up to $5,000, with all payments made in U.S. Dollars. During the years ended December 31, 2019, 2018 and 2017, respectively, Höegh Maritime Management charged approximately $2.6 million, $2.9 million and $2.9 million to Höegh Cyprus pursuant to the secondment agreement.

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

Höegh Colombia and Höegh FSRU IV paid an aggregate of approximately $0.5 million, $0.5 million and $0.5 million to the service providers under the Höegh Grace Services Agreements for the years ended December 31, 2019, 2018 and 2017, respectively.

Revolving Credit Facility with Höegh LNG

In connection with the closing of the IPO, we entered into an unsecured $85 million revolving credit facility with Höegh LNG, to be used to fund acquisitions and our working capital requirements. The revolving credit facility’s original maturity date was January 1, 2020. Interest on drawn amounts was payable quarterly at an original rate equal to LIBOR plus a margin of 4.0%. On May 28, 2019, the repayment date on the $85 million revolving credit facility was extended to January 1, 2023 and the terms amended for the interest rate to be LIBOR plus a margin of 1.4% in 2019, 3.0% in 2020 and 4.0% thereafter.

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

Time Charter and Option for the Höegh Gallant

The Höegh Gallant is currently operating under a time charter with EgyptCo, a subsidiary of Höegh LNG, that expires in 2020. In addition, we have entered into an option agreement with Höegh LNG pursuant to which we have the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025 at a rate equal to 90% of the rate payable pursuant to the current charter with EgyptCo, plus any incremental taxes or operating expenses as a result of the new charter. The Partnership exercised its option on February 27, 2020, pursuant to the option agreement and intends to enter into a new time charter with Höegh LNG for the Höegh Gallant (the “Subsequent Charter”), the final terms of which are subject to approval by the Partnership’s conflicts committee and board of directors.

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

For a more detailed description of the Höegh Grace time charter with SPEC and the Gallant/Grace facility, please read “Item 4.B. Business Overview—Vessel Time Charters— Höegh Grace Charter” and “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt—Gallant/Grace Facility,” respectively.

Other Related Party Transactions

Our activities were an integrated part of Höegh LNG until the closing of the IPO on August 12, 2014. We entered into several agreements with Höegh LNG (and certain of its subsidiaries) for the provision of services. As such, Höegh LNG has provided general and corporate management services to us. A subsidiary of Höegh LNG provides ship management for PGN FSRU Lampung, Höegh Gallant and Höegh Grace. Refer to note 15 of our consolidated financial statements for additional information.

Amounts for related party transactions included in the consolidated statements of income for the years ended December 31, 2019, 2018 and 2017 or capitalized or recorded in the consolidated balance sheets as of December 31, 2019 and 2018 are as follows:

	Year ended
Statement of income:	December 31,
(in thousands of U.S. dollars)	2019	2018	2017
Time charter revenue Höegh Gallant	$47,173	47,108	$46,382
Time charter and construction contract revenues indemnified by/refunded to Höegh LNG	—	—	(2,496)
Vessel operating and administrative expenses	(28,408)	(25,191)	(24,408)
Interest income from joint ventures and demand note	295	273	370
Interest expense and commitment fees to Höegh LNG	(1,882)	(2,938)	(3,934)
Total	$17,178	19,252	$15,914

Balance sheet:	As of December 31,
(in thousands of U.S. dollars)	2019	2018
Equity:
Cash contribution for indemnifications payments from Höegh LNG	$—	$1,701
Repayment of indemnification received from Höegh LNG	(64)	(2,353)
Issuance of units for board of directors' fees	194	200
Other and contribution from owner	485	472
Total	$615	$20

Our trade liabilities, revolving credit facility and shareholder loans to Höegh LNG and affiliates were $11.3 million and $39.3 million for the years ended December 31, 2019 and 2018, respectively. The outstanding revolving credit facility had a weighted average interest rate of 6.6% and 6.3% for the years ended December 31, 2019 and 2018, respectively.

Distributions to Höegh LNG

For the years ended December 31, 2019, 2018 and 2017, we paid quarterly distributions totaling $73.8 million, $72.5 million and $57.0 million of which $28.4 million, $28.2 million and $27.0 million were paid to Höegh LNG, respectively.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Please read “Item 18—Financial Statements” below for additional information required to be disclosed under this item.

Legal Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. Refer to note 18 “Commitments and Contingencies” to our consolidated financial statements for a description of certain claims made against us.

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

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

•	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.

•	We will be subject to restrictions on distributions under our financing agreements. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to unitholders, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this Annual Report in “Item 5.B. Liquidity and Capital Resources.”

•	A part of our business is currently conducted through our joint ventures. Under the joint venture agreement that governs our joint ventures that own the Neptune and the Cape Ann, our joint ventures are prohibited from making distributions under certain circumstances, including when they have outstanding shareholder loans. In addition, we are unable to cause our joint ventures to make distributions without the agreement of our joint venture partners. Under the joint ventures’ bank debt facilities certain covenants and restrictions apply to making distributions. In order to make distributions for the shareholder loans or dividends, a 1.20 historical and projected debt service coverage ratio must be met. As of December 31, 2019, both the 1.20 historical and projected debt service coverage ratios were met by the joint venture owning the Neptune. As a result, the joint venture owning the Neptune qualifies to make payments on the shareholder loans or other distributions. However, as of December 31, 2019, the 1.20 projected debt service coverage ratio was not met by the joint venture owning the Cape Ann. As a result, no payments on the shareholder loans or other distributions can be made by joint venture owning the Cape Ann until the debt service coverage ratio is met in future periods. Further, our joint ventures suspended payments on the shareholder loans pending the outcome of the boil-off claim. Refer to note 10 “Advances to joint ventures” and note 18 “Commitments and Contingencies” of our consolidated financial statements and “Item 5.B. Liquidity and Capital Resources” for additional information. If our joint ventures are unable to make distributions to us, it could have a material adverse effect on our ability to pay cash distributions to unitholders in accordance with our stated cash distribution policy.

•	We are required to make substantial capital expenditures to maintain and replace our fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their useful lives. In order to minimize these fluctuations, our partnership agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.

•	Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. Our partnership agreement can be amended with the approval of a majority of the outstanding common units. Höegh LNG owns approximately 45.8% of our common units as of March 31, 2020.

•	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.

•	The Series A preferred units rank senior to our common units as to payments of distributions. Therefore, we will not be able to pay distributions to our common unitholders if we have failed to pay distributions to our Series A preferred units.

•	Under Section 51 of the Marshall Islands Act, we may not make a distribution to unitholders if, after giving effect to the distribution, our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.

•	PT Höegh is subject to restrictions on distributions under Indonesian laws due to its formation under the laws of Indonesia. Under Article 71.3 of the Indonesian Company Law (Law No. 40 of 2007), dividend distributions may be made only if PT Höegh has positive retained earnings. In addition, PT Höegh as an Indonesian incorporated company is required to establish a statutory reserve equal to 20% of its paid-up capital. The dividend can only be distributed if PT Höegh’s retained earnings are positive after deduction of the statutory reserve. PT Hoegh LNG Lampung had not established the required statutory reserves as of December 31, 2019. Therefore, PT Hoegh LNG Lampung cannot make dividend payments under Indonesian law. However, subject to meeting a debt service ratio of 1.20 to1.00, PT Höegh can distribute cash from its cash flow from operations to us as payment of intercompany accrued interest and / or intercompany debt, after quarterly payments of the Lampung facility and fulfilment of the “waterfall” provisions to meet operating requirements as defined by the Lampung facility. Höegh Lampung, our subsidiary holding the ownership interest in PT Höegh, is subject to restrictions under Singapore law due to its formation under Singapore law. Under Section 403(1) of the Companies Act (Cap. 50) of Singapore, no dividends shall be payable to the shareholders of any company except out of profits.

•	Under Cayman Islands law, Höegh Colombia Holding and Höegh FSRU IV may only pay dividends distributions out of profits or capital reserves if the entity is solvent after the distribution. Dividends from Höegh Cyprus may only be distributed out of profits and not from the share capital of the company.

•	Our joint ventures for the Neptune and the Cape Ann are subject to restrictions on distributions under the laws of the Cayman Islands due to their formation under the laws of the Cayman Islands. Under such laws, a dividend distribution may only be paid out of profits or capital reserves if the entity is solvent after the distribution.

•	We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read “Item 3.D. Risk Factors” for a discussion of these factors.

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

For the year ended December 31, 2019, our estimated maintenance and replacement capital expenditures for us and our joint ventures was $20.7 million per year for future vessel replacement and drydocking. Changes to our estimated maintenance and replacement capital expenditures for us and our joint ventures are assessed by our board of directors, with the approval of the conflicts committee. Estimated maintenance and replacement capital expenditures are based on assumptions regarding the remaining useful life of the vessels in our fleet, a net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions, the residual value of the vessels at the end of their useful lives based on current steel prices, estimated expenditures for drydocking not reimbursable under time charters and an assumed level of inflation. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement.

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

Minimum Quarterly Distribution

Common unitholders are entitled under our partnership agreement to receive a quarterly distribution of $0.3375 per unit to the extent we have sufficient cash on hand to pay the distribution, after establishment of cash reserves, distribution payments on the Series A preferred units and payment of fees and expenses. There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing arrangements. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities” for a discussion of the restrictions contained in our credit facilities.

Subordination Period

The subordination period, as defined in our partnership agreement, for the subordinated units ended on August 16, 2019. All of the 13,156,060 subordinated units, which were owned by Höegh LNG, converted to common units on a one-for-one basis and have the same rights as other common units.

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

The information required to be disclosed under Item 10B is incorporated by reference to Exhibit 2.1 to this Annual Report.

C.	Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report:

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

(7)

Administrative Services Agreement, dated December 20, 2019, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Höegh LNG AS. Please read “Item 7.B. Related Party Transactions—Administrative Services Agreements—Höegh Norway Administrative Services Agreement.”

(8)	Administrative Services Agreement, dated July 2, 2014, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Höegh LNG Services Ltd., as amended. Please read “Item 7.B. Related Party Transactions—Administrative Services Agreements—Prior Administrative Services Agreements.”

(9)	Administrative Services Agreement, dated July 2, 2014, between Höegh LNG Services Ltd and Höegh LNG AS, as amended. Please read “Item 7.B. Related Party Transactions—Administrative Services Agreements—Prior Administrative Services Agreements.”

(10)	Administrative Services Agreement, dated October 28, 2014, between Leif Höegh (U.K.) Limited and Höegh LNG Partners Operating LLC. “Item 7.B. Related Party Transactions—Administrative Services Agreements—Prior Administrative Services Agreements.”

(11)	Administrative Services Agreement, dated October 28, 2014, between Leif Höegh (U.K.) Limited and Höegh LNG Services Ltd. Please read “Item 7.B. Related Party Transactions—Administrative Services Agreements—Prior Administrative Services Agreements.”

(12)	Commercial and Administration Management Agreement, dated November 24, 2009, between SRV Joint Gas Ltd. and Höegh LNG AS (Neptune). Please read “Item 7.B. Related Party Transactions—Commercial and Administration Management Agreements.”

(13)	Commercial and Administration Management Agreement, dated May 19, 2010, between SRV Joint Gas Two Ltd. and Höegh LNG AS (Cape Ann). Please read “Item 7.B. Related Party Transactions—Commercial and Administration Management Agreements.”

(14)	Commercial and Administration Management Agreement, dated May 31, 2010, between Höegh LNG FSRU III Ltd. (as successor to HöeghStream LNG Ltd.) and Höegh LNG AS (Höegh Gallant).

(15)	Management Agreement, dated March 27, 2015, between Höegh Cyprus and Höegh LNG AS (Höegh Gallant). Please read “Item 7.B. Related Party Transactions—Gallant Management Agreement.”

(16)	Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Ltd. and Höegh LNG Fleet Management AS (Neptune). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(17)	Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Two Ltd. and Höegh LNG Fleet Management AS (Cape Ann). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(18)	Baltic and International Maritime Council Standard Ship Management Agreement, dated March 24, 2015, between Höegh LNG Cyprus and Höegh LNG Fleet Management AS (Höegh Gallant). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(19)	Baltic and International Maritime Council Standard Ship Management Agreement, dated October 17, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Fleet Management AS (Höegh Grace ). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(20)	Technical Information and Services Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG AS (PGN FSRU Lampung). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(21)	Master Spare Parts Supply Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Asia Pte. Ltd. (PGN FSRU Lampung). Please read “Item 7.B. Related Party Transactions—Master Spare Parts Supply Agreement.”

(22)	Master Maintenance Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Shipping Services Pte Ltd (PGN FSRU Lampung). Please read “Item 7.B. Related Party Transactions—Master Maintenance Agreement.”

(23)	Sub-Technical Support Agreement, dated April 11, 2014, between Höegh LNG AS and Höegh LNG Fleet Management AS. Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(24)	Intercompany Agreement Regarding Secondment of Employees, dated March 31, 2015, between Höegh LNG Maritime Management Pte. Ltd. and Höegh Cyprus, as amended by Addendum No.1, dated November 17, 2015. Please read “Item 7.B. Related Party Transactions—Secondment Agreement.”

(25)	Manning Agreement, dated September 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh Fleet Services Philippines Inc. (Höegh Grace). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”

(26)	Management Consulting Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG AS (Höegh Grace). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”

(27)	Agreement for the Provision of Professional Payment Services, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Maritime Management Pte. Ltd. ( Höegh Grace ). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”

(28)	Crew Recruitment Consulting Services Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Maritime Management Pte. Ltd. (Höegh Grace). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”

(29)	Spare Parts Procurement and Insurance Services Agreement, dated October 25, 2016, between Höegh LNG FSRU IV Ltd. and Höegh LNG Fleet Management AS (Höegh Grace). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”

(30)	Technical Services Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG AS (Höegh Grace). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”

(31)	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA, as amended by Amendment No. 1, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 2, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 3, dated April 23, 2014, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA, as amended by the Deed of Novation and Amendment, dated December 20, 2019, among SRV Joint Gas Ltd., Global LNG SAS and Total Gas & Power Limited, as amended by Amendment No. 5, dated April 1, 2020, between SRV Joint Gas Ltd. and Total Gas & Power Limited (Neptune). Please read “Item 4.B. Business Overview—Vessel Time Charters— Neptune Time Charter.”

(32)	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated December 20, 2007, among SRV Joint Gas Ltd., Suez LNG Trading SA and SRV Joint Gas Two Ltd., as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Two Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA, as amended by Amendment No. 1, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 2, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as supplemented by the Side Letter, dated November 17, 2013, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 3, dated April 23, 2014, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 4, dated October 23, 2017, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as supplemented by the Side Letter, dated October 27, 2017, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by the Deed of Novation and Amendment, dated December 20, 2019, among SRV Joint Gas Two Ltd., Global LNG SAS and Total Gas & Power Limited, as amended by Amendment No. 5, dated February 20, 2020, between SRV Joint Gas Two Ltd. and Total Gas & Power Limited, as amended by Amendment No. 6, dated April 1, 2020, between SRV Joint Gas Two Ltd. and Total Gas & Power Limited (Cape Ann). Please read “Item 4.B. Business Overview—Vessel Time Charters.”

(33)	Amendment and Restatement Agreement of the Original Lease, Operation and Maintenance Agreement, dated January 25, 2012, between Höegh LNG Ltd. and PT Perusahaan Gas Negara (Persero) Tbk, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated September 18, 2013, among PT Perusahaan Gas Negara (Persero) Tbk, Höegh LNG Ltd. and PT Höegh LNG Lampung, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated February 21, 2014, among PT Perusahaan Gas Negara (Persero) Tbk, PT PGN LNG Indonesia and PT Höegh LNG Lampung ( PGN FSRU Lampung ). Please read “Item 4.B. Business Overview—Vessel Time Charters— PGN FSRU Lampung Time Charter.”

(34)	Lease and Maintenance Agreement, dated April 15, 2015, between Höegh Cyprus, acting through its Egypt Branch, and Höegh LNG Egypt LLC (Höegh Gallant). Please read “Item 4.B. Business Overview—Vessel Time Charters— Höegh Gallant Time Charter.”

(35)	International Leasing Agreement, dated November 1, 2014, between Höegh LNG FSRU IV Ltd. and Sociedad Portuaria El Cayao S.A. E.S.P., as amended by Amendment No. 1 thereto dated September 24, 2015 (Höegh Grace ). “Item 4.B. Business Overview—Vessel Time Charters— Höegh Grace Charter.”

(36)	FSRU Operation and Services Agreement, dated November 1, 2014, between Höegh LNG Holdings Ltd. and Sociedad Portuaria El Cayao S.A. E.S.P., as amended by Amendment No. 1 thereto, dated September 24, 2015, as novated by the Deed of Novation, dated October 18, 2016, among Höegh LNG Holdings Ltd., Höegh LNG Colombia S.A.S. and Sociedad Portuaria El Cayao S.A. E.S.P. ( Höegh Grace ). “Item 4.B. Business Overview—Vessel Time Charters— Höegh Grace Charter.”

(37)	Second Amended and Restated Shareholders’ Agreement, dated July 18, 2014, among Mitsui O.S.K Lines, Ltd., Höegh LNG Partners Operating LLC and Tokyo LNG Tanker Co., Ltd. Please read “Item 4.B. Business Overview—Shareholder Agreements.”

(38)	Shareholders’ Agreement, dated March 13, 2013, between Höegh LNG Lampung Pte Ltd. and PT Bahtera Daya Utama. Please read Item 4.B. Business Overview—Shareholder Agreements.”

(39)	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Ltd.

(40)	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Two Ltd.

(41)	Amendment and Restatement Agreement, dated October 9, 2013, among Höegh LNG Lampung Pte Ltd., PT Bahtera Daya Utama and PT Imeco Inter Sarana.

(42)	Revolving Loan Agreement, dated August 12, 2014, between Höegh LNG Partners LP and Höegh LNG Holdings Ltd. in the amount of $85,000,000, as amended by Amendment No. 1, dated February 28, 2016, Amendment No. 2, dated January 29, 2018 and Amendment No. 3, dated May 28, 2019. Please read “Item 7.B. Related Party Transactions—Revolving Credit Facility with Höegh LNG.”

(43)	Neptune Facility Agreement, dated December 20, 2007, among SRV Joint Gas Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, the Letter from the Agent for the Lenders, dated August 26, 2010, the Letter from the Agent for the Lenders, dated July 25, 2014, the Amendment Agreement, dated February 24, 2015, the Amendment Agreement dated December 7, 2016 and the Amendment Agreement dated December 20, 2019. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt—Neptune Facility.”

(44)	Cape Ann Facility Agreement, dated December 20, 2007, among SRV Joint Gas Two Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, the Letter from the Agent for the Lenders, dated August 26, 2010, the Amendment Agreement, dated June 29, 2012, the Letter from the Agent for the Lenders, dated July 25, 2014 and the Amendment Agreement dated December 20, 2019. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt—Cape Ann Facility.”

(45)	$299 Million Lampung Facility Agreement, dated September 12, 2013, between PT Höegh LNG Lampung and the other parties thereto, as amended by the Second Side Letter, dated December 18, 2014. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Lampung Facility.”

(46)	$412 Million Amended and Restated Facilities Agreement, dated March 17, 2016, between Höegh LNG Cyprus and Höegh LNG FSRU IV Ltd., as borrowers, and the other parties thereto, as amended by the Amendment Letter, dated December 23, 2016. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Gallant/Grace Facility.”

(47)

$385 Million Senior Secured Term Loan and Revolving Credit Facility Agreement, dated January 29, 2019, among Höegh LNG Partners LP, as borrower, and the other parties thereto. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—$385 Million Facility.”

(48)	License Agreement, between Leif Höegh & Co. Ltd. and Höegh LNG Partners LP. Please read “Item 7.B. Related Party Transactions—License Agreement.”

(49)	Contribution, Purchase and Sale Agreement, dated August 12, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC.

(50)	Letter Agreement, dated October 1, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Egypt LLC, Höegh LNG Partners LP and Höegh LNG Partners Operating LLC.

(51)	Option Agreement, dated October 1, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd. and Höegh LNG Partners LP. Please read “Item 7.B. Related Party Transactions—Time Charter and Option for of the Höegh Gallant.”

(52)	Contribution, Purchase and Sale Agreement, dated December 1, 2016, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC. Please read “Item 7.B. Related Party Transactions—Acquisition of the Höegh Grace.”

(53)	Contribution, Purchase and Sale Agreement, dated November 16, 2017, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC. Please read “Item 7.B. Related Party Transactions—Acquisition of the Höegh Grace.”

(54)	Indemnification Agreement, dated September 27, 2017, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Höegh LNG Holdings Ltd. Please read “Item 7.B. Related Party Transactions—Indemnification Agreement.”

(55)	At-the-Market Issuance Sales Agreement, dated January 26, 2018, among Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC and B. Riley FBR, Inc. Please read “Item 5.B. Liquidity and Capital Resources—Liquidity and Cash Needs.”

(56)	At-the-Market Issuance Sales Agreement, dated October 18, 2019, among Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC and B. Riley FBR, Inc. Please read “Item 5.B. Liquidity and Capital Resources—Liquidity and Cash Needs.”

D.	Exchange Controls

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

U.S. Federal Taxation of Distributions

Subject to the discussion below of the rules applicable to PFICs, any distributions to a U.S. Holder made by us with respect to our Series A preferred units generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, allocated to our Series A preferred units, and any distributions to a U.S. Holder made by us with respect to our common units generally will constitute dividends to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles, allocable to our common units. Distributions in excess of our earnings and profits allocable to our Series A preferred units or common units, as applicable, will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its Series A preferred units or common units and, thereafter, as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividend received deduction with respect to distributions they receive from us because we are not a U.S. corporation. Dividends received with respect to our common units and Series A preferred units generally will be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

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

Norway Tax Consequences

The following is a discussion of the material Norwegian tax consequences that may be relevant to prospective unitholders who are persons not resident in Norway for taxation purposes, which we refer to as “Non-Norwegian Holders.” Prospective unitholders who are resident in Norway for taxation purposes are urged to consult their own tax advisors regarding the potential Norwegian tax consequences to them of an investment in our common units. For this purpose, a company incorporated outside of Norway will be treated as resident in Norway in the event its central management and control is carried out in Norway.

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

Interest Rate Risk

Interest rate swap contracts can be utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on our outstanding floating rate debt. As of December 31, 2019, there are interest rate swap agreements on the Lampung and the $385 million facilities’ floating rate debt that are designated as cash flow hedges for accounting purposes. Please read notes 16 and 17 of our consolidated financial statements.

As of December 31, 2019, the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(in thousands of U.S. dollars)	index	amount	liability	Term	(1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$117,022	(3,610)	Sep 2026	2.800%
$385 million facility swaps (2)	LIBOR	$61,478	(3,241)	Jan 2026	2.941%
$385 million facility swaps (2)	LIBOR	$61,478	(2,909)	Oct 2025	2.838%
$385 million facility swaps (2)	LIBOR	$61,478	(2,699)	Jan 2026	2.735%
$385 million facility swaps (2)	LIBOR	$61,478	(2,476)	Jan 2026	2.650%

(1)	Excludes the margins paid on the floating-rate debt.
(2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

The table below provides information about our financial instruments that are sensitive to interest rates:

(In thousands of U.S. dollars)
Liabilities	2020	2021	2022	2023	2024	Thereafter	Total	Fair value	Rate(1)
Long-term Debt
Fixed rate	$6,667	6,667	6,667	6,667	6,667	17,832	51,167	$51,005	3.9%

Variable rate	37,993	116,890	18,930	18,930	18,930	203,284	414,957	420,811	4.3%

Interest Rate Swaps
Variable to fixed	$2,907	3,461	2,867	2,323	1,823	1,553	14,934	$14,934	2.8%

(1)	Rate refers to the weighted-average interest rate for our variable long-term debt, including the margin we pay on our floating-rate debt. The average variable to fixed rate for our interest rate swaps excludes the margin we pay on our drawn floating-rate debt. Please read note 13 of our consolidated financial statements.

Foreign Currency Risk

All financing, interest expenses from financing and most of the Partnership’s revenue and expenditures for vessel improvements are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the years ended December 31, 2019, 2018 and 2017, no derivative instruments have been used to manage foreign exchange risk.

Credit risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables, amounts due from affiliates and interest rate swap agreements. Further, the Partnership has future exposure for Höegh LNG’s ability to make payments to the Partnership for future time charter hire under the option exercised for the Höegh Gallant and for indemnification payments related to the boil-off claim for the joint ventures. Refer to note 18 of our consolidated financial statements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers’ or counterparty’s financial condition. PGN guarantees PGN LNG's obligations under the PGN FSRU Lampung time charter. The other time charters do not have parent company guarantees.

Concentration of Risk

Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables, amounts due from affiliates and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. We do not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are three charterers so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the customer’s financial condition. No allowance for doubtful accounts, or impairment loss, was recorded for the years ended December 31, 2019 and 2018. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should the time charters for the PGN FSRU Lampung or the Höegh Grace terminate prematurely, or Höegh LNG prematurely terminate the future time charter under the option exercised for the Höegh Gallant, or the option to acquire the PGN FSRU Lampung be exercised, there could be delays in obtaining new time charters and the hire rates could be lower depending upon the prevailing market conditions.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

As of December 31, 2019, we were in compliance with all applicable covenants under our debt agreements.

Item 14.	Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Under the direction of our Chief Executive Officer and Chief Financial Officer (“CEO and CFO”), we evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2019. Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed in our reports that are filed or submitted under the Exchange Act, are recorded, processed, summarized, and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and (ii) information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2019 to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Our system of controls is designed to provide reasonable, not absolute, assurance regarding the reliability and integrity of accounting and financial reporting. Because of inherent limitations in any such control system (e.g. faulty judgments, human error, information technology system error, or intentional circumvention), there can be no assurance that the objectives of a control system will be met under all circumstances. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of a control system also must be considered relative to the costs of the system and our judgment regarding the likelihood of potential events. In addition, expectations related to any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

In connection with the preparation of this Annual Report, management, under the supervision and with the participation of our CEO and CFO, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019, based on the criteria described in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). This evaluation included review of the documentation of controls, evaluation of the design of the Partnership’s internal control over financial reporting, testing of the operating effectiveness of such controls and a conclusion on this evaluation.

Based on this evaluation, management believes that our internal control over financial reporting was effective as of December 31, 2019.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Partnership’s internal control over financial reporting as of December 31, 2019 has been audited by Ernst & Young AS, an independent registered public accounting firm, as stated in their report which appears on page F-3 of our consolidated financial statements.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Our principal accountant for 2019 was Ernst & Young AS.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by SEC and PCAOB standards to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2019.

Fees Incurred by the Partnership for Ernst & Young AS’ Services

(In thousands of U.S. dollars)	2019	2018
Audit Fees	$1,226	$930
Total Fees	$1,226	$930

Audit Fees

Audit fees for 2019 and 2018 are the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Partnership’s annual financial statements and services normally provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

Audit-Related Fees

There were no audit-related fees for 2019 and 2018.

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

Executive Sessions

The NYSE requires that non-management directors of a listed U.S. company meet regularly in executive sessions without management. The NYSE also requires that all independent directors of a listed U.S. company meet in an executive session at least once a year. As permitted under Marshall Islands law and our partnership agreement, our non-management directors do not regularly hold executive sessions without management, and we do not expect them to do so in the future.

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

The consolidated financial statements of Höegh LNG Partners LP and schedule set forth on pages F-1 through F-69 and Exhibit 15.1, together with the related reports of Ernst & Young AS, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report.

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the notes to the financial statements and therefore have been omitted.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

Exhibit
Number	Description

1.1	Certificate of Limited Partnership of Höegh LNG Partners LP (incorporated by reference to Exhibit 3.1 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

1.2	Second Amended and Restated Agreement of Limited Partnership of Höegh LNG Partners LP, dated October 5, 2017, between Höegh LNG GP LLC and Höegh LNG Holdings Ltd. (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K, filed on October 5, 2017)

2.1*	Description of Securities Registered under Section 12 of the Exchange Act

4.1	Contribution, Purchase and Sale Agreement, dated August 8, 2014, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.1 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.2	Omnibus Agreement, dated August 12, 2014, among Höegh LNG Holdings Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.2 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.2.1	Letter Agreement, dated August 12, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.32 to the registrant’s Annual Report on Form 20-F/A, filed on November 30, 2015)

4.3	2014 Höegh LNG Partners LP Long-Term Incentive Plan (incorporated by reference to Exhibit 4.3 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.4	Höegh LNG Partners LP Amended and Restated Non-Employee Director Compensation Plan (incorporated by reference to Exhibit 4.4 to the registrant’s Annual Report on Form 20-F, filed on April 10, 2019)

4.5	Employment Contract, dated June 9, 2010, between Steffen Føreid and Höegh LNG AS, as amended November 28, 2018 (incorporated by reference to Exhibit 4.5 to the registrant’s Annual Report on Form 20-F, filed on April 10, 2019)

4.6*	Administrative Services Agreement, dated December 20, 2019, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Höegh LNG AS

Exhibit
Number	Description

4.7	Commercial and Administration Management Agreement, dated November 24, 2009, between SRV Joint Gas Ltd. and Höegh LNG AS ( Neptune ) (incorporated by reference to Exhibit 10.8 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.8	Commercial and Administration Management Agreement, dated May 19, 2010, between SRV Joint Gas Two Ltd. and Höegh LNG AS ( Cape Ann ) (incorporated by reference to Exhibit 10.9 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.9	Management Agreement, dated March 27, 2015, between Hoegh LNG Cyprus Limited and Höegh LNG AS ( Höegh Gallant ) (incorporated by reference to Exhibit 4.14 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.10	Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Ltd. and Höegh LNG Fleet Management AS ( Neptune ) (incorporated by reference to Exhibit 10.10 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.11	Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Two Ltd. and Höegh LNG Fleet Management AS ( Cape Ann ) (incorporated by reference to Exhibit 10.11 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.12	Baltic and International Maritime Council Standard Ship Management Agreement, dated March 24, 2015, between Hoegh LNG Cyprus Limited and Höegh LNG Fleet Management AS ( Höegh Gallant ) (incorporated by reference to Exhibit 4.17 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.13	Baltic and International Maritime Council Standard Ship Management Agreement, dated October 17, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Fleet Management AS ( Höegh Grace ) (incorporated by reference to Exhibit 4.17 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.14	Technical Information and Services Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG AS ( PGN FSRU Lampung ) (incorporated by reference to Exhibit 10.12 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.15	Master Spare Parts Supply Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Asia Pte. Ltd. ( PGN FSRU Lampung ) (incorporated by reference to Exhibit 10.13 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.16	Master Maintenance Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Shipping Services Pte Ltd ( PGN FSRU Lampung ) (incorporated by reference to Exhibit 10.14 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.17	Sub-Technical Support Agreement, dated April 11, 2014, between Höegh LNG AS and Höegh LNG Fleet Management AS ( PGN FSRU Lampung ) (incorporated by reference to Exhibit 10.15 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.18	Intercompany Agreement Regarding Secondment of Employees, dated March 31, 2015, between Höegh LNG Maritime Management Pte. Ltd. and Hoegh LNG Cyprus Limited, as amended by Addendum No. 1 dated November 17, 2015 (incorporated by reference to Exhibit 4.22 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

Exhibit
Number	Description

4.19	Manning Agreement, dated September 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh Fleet Services Philippines Inc. ( Höegh Grace ) (incorporated by reference to Exhibit 4.23 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.20	Management Consulting Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG AS ( Höegh Grace ) (incorporated by reference to Exhibit 4.24 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.21	Agreement for the Provision of Professional Payment Services, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Maritime Management Pte. Ltd. ( Höegh Grace ) (incorporated by reference to Exhibit 4.25 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.22	Crew Recruitment Consulting Services Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Maritime Management Pte. Ltd. ( Höegh Grace ) (incorporated by reference to Exhibit 4.26 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.23	Spare Parts Procurement and Insurance Services Agreement, dated October 25, 2016, between Höegh LNG FSRU IV Ltd. and Höegh LNG Fleet Management AS ( Höegh Grace ) (incorporated by reference to Exhibit 4.27 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.24	Technical Services Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG AS ( Höegh Grace ) (incorporated by reference to Exhibit 4.28 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.25†	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA ( Neptune ) (incorporated by reference to Exhibit 10.16 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.25.1†	Amendment No 1. to the SRV LNG Carrier Time Charterparty, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA ( Neptune ) (incorporated by reference to Exhibit 4.16.1 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.25.2†	Amendment No 2. to the SRV LNG Carrier Time Charterparty, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA ( Neptune ) (incorporated by reference to Exhibit 4.16.2 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.25.3†	Amendment No. 3, dated April 23, 2014, to the SRV LNG Carrier Time Charterparty ( Neptune ) (incorporated by reference to Exhibit 10.16.1 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.25.4†	Amendment No. 4, dated December 9, 2016, to the SRV LNG Carrier Time Charterparty ( Neptune ) (incorporated by reference to Exhibit 4.29.4 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.25.5*	Deed of Novation and Amendment, dated December 20, 2019, to the SRV LNG Carrier Time Charterparty ( Neptune ), among SRV Joint Gas Ltd., Global LNG SAS and Total Gas & Power Limited.

4.25.6*††	Amendment No. 5, dated April 1, 2020, to the SRV LNG Carrier Time Charterparty (Neptune)

4.26†	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated December 20, 2007, among SRV Joint Gas Ltd., Suez LNG Trading SA and SRV Joint Gas Two Ltd., as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Two Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA, as amended by Amendment No. 1, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 2, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as supplemented by the Side Letter, dated November 17, 2013, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA ( Cape Ann ) (incorporated by reference to Exhibit 10.17 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

Exhibit
Number	Description

4.26.1†	Amendment No. 3, dated April 23, 2014, to the SRV LNG Carrier Time Charterparty (Cape Ann ) (incorporated by reference to Exhibit 10.17.1 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.26.2†	Amendment No. 4, dated October 23, 2017, to the SRV LNG Carrier Time Charterparty, as supplemented by the Side Letter, dated October 27, 2017 ( Cape Ann ) (incorporated by reference to Exhibit 4.30.2 to the registrant’s Annual Report on Form 20-F filed on April 6, 2018)

4.26.3*	Deed of Novation and Amendment, dated December 20, 2019, to the SRV LNG Carrier Time Charterparty (Cape Ann ), among SRV Joint Gas Two Ltd., Global LNG SAS and Total Gas & Power Limited

4.26.4*††	Amendment No. 5, dated February 20, 2020, to the SRV LNG Carrier Time Charterparty (Cape Ann )

4.26.5*††	Amendment No. 6, dated April 1, 2020, to the SRV LNG Carrier Time Charterparty (Cape Ann)

4.27	Amendment and Restatement Agreement of the Original Lease, Operation and Maintenance Agreement, dated January 25, 2012, between Höegh LNG Ltd. and PT Perusahaan Gas Negara (Persero) Tbk, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated September 18, 2013, among PT Perusahaan Gas Negara (Persero) Tbk, Höegh LNG Ltd. and PT Höegh LNG Lampung, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated February 21, 2014, among PT Perusahaan Gas Negara (Persero) Tbk, PT PGN LNG Indonesia and PT Höegh LNG Lampung ( PGN FSRU Lampung ) (incorporated by reference to Exhibit 10.18 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.28†	Lease and Maintenance Agreement, dated April 15, 2015, between Hoegh LNG Cyprus Limited, acting through its Egypt Branch, and Höegh LNG Egypt LLC ( Höegh Gallant ) (incorporated by reference to Exhibit 4.26 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.29†	International Leasing Agreement, dated November 1, 2014, between Höegh LNG FSRU IV Ltd. and Sociedad Portuaria El Cayao S.A. E.S.P., as amended by Amendment No. 1 thereto dated September 24, 2015 ( Höegh Grace ) (incorporated by reference to Exhibit 4.33 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.30†	FSRU Operation and Services Agreement, dated November 1, 2014, between Höegh LNG Holdings Ltd. and Sociedad Portuaria El Cayao S.A. E.S.P., as amended by Amendment No. 1 thereto, dated September 24, 2015, as novated by the Deed of Novation, dated October 18, 2016, among Höegh LNG Holdings Ltd., Höegh LNG Colombia S.A.S. and Sociedad Portuaria El Cayao S.A. E.S.P. ( Höegh Grace ) (incorporated by reference to Exhibit 4.34 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.31	Second Amended and Restated Shareholders’ Agreement, dated July 18, 2014, among Mitsui O.S.K Lines, Ltd., Höegh LNG Partners Operating LLC and Tokyo LNG Tanker Co., Ltd. (incorporated by reference to Exhibit 4.19 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.32	Shareholders’ Agreement, dated March 13, 2013, between Höegh LNG Lampung Pte Ltd. and PT Bahtera Daya Utama (incorporated by reference to Exhibit 10.20 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.33	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Ltd. (incorporated by reference to Exhibit 10.21 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.34	Novation Deed, dated August 31, 2010, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Ltd. and SRV Joint Gas Two Ltd. (incorporated by reference to Exhibit 10.22 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

Exhibit
Number	Description

4.35	Amendment and Restatement Agreement, dated October 9, 2013, among Höegh LNG Lampung Pte Ltd., PT Bahtera Daya Utama and PT Imeco Inter Sarana (incorporated by reference to Exhibit 10.23 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.36	Revolving Loan Agreement, dated August 12, 2014, between Höegh LNG Partners LP and Höegh LNG Holdings Ltd. in the amount of $85,000,000 (incorporated by reference to Exhibit 4.24 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.36.1	Amendment No. 1 to the Revolving Loan Agreement, dated February 28, 2016 (incorporated by reference to Exhibit 4.32.1 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.36.2	Amendment No. 2 to the Revolving Loan Agreement, dated January 29, 2018 (incorporated by reference to Exhibit 4.40.2 to the registrant’s Annual Report on Form 20-F filed on April 6, 2018)

4.36.3*	Amendment No. 3 to the Revolving Loan Agreement, dated May 28, 2019

4.37	Neptune Facility Agreement, dated December 20, 2007, among SRV Joint Gas Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, the Letter from the Agent for the Lenders, dated August 26, 2010, the Letter from the Agent for the Lenders, dated July 25, 2014 and the Amendment Agreement, dated February 24, 2015 (incorporated by reference to Exhibit 4.26 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.37.1	Amendment Letter, dated December 7, 2016, to Neptune Facility Agreement, between SRV Joint Gas Ltd. and DNB Bank ASA, as security trustee and agent (incorporated by reference to Exhibit 4.41.1 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.37.2*	Amendment Letter, dated December 20, 2019, to Neptune Facility Agreement, between SRV Joint Gas Ltd. and DNB Bank ASA, as security trustee and agent

4.38	Cape Ann Facility Agreement, dated December, 20, 2007, among SRV Joint Gas Two Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, the Letter from the Agent for the Lenders, dated August 26, 2010, the Amendment Agreement, dated June 29, 2012 and the Letter from the Agent for the Lenders, dated July 25, 2014 (incorporated by reference to Exhibit 4.27 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.38.1*	Amendment Letter, dated December 20, 2019, to Cape Ann Facility Agreement, between SRV Joint Gas Ltd. and DNB Bank ASA, as security trustee and agent

4.39	$299 Million Lampung Facility Agreement, dated September 12, 2013, between PT Höegh LNG Lampung and the other parties thereto, as amended by the Second Side Letter, dated December 18, 2014 (incorporated by reference to Exhibit 4.28 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.40	$385 Million Senior Secured Term Loan and Revolving Credit Facility Agreement dated January 29, 2019 among Höegh LNG Partners LP, as borrower, and the other parties thereto (incorporated by reference to Exhibit 4.44 to the registrant’s Annual Report on Form 20-F, filed on April 10, 2019)

4.41	License Agreement, between Leif Höegh & Co. Ltd. and Höegh LNG Partners LP (incorporated by reference to Exhibit 10.29 to Amendment No. 1 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 17, 2014)

4.42	Contribution, Purchase and Sale Agreement, dated August 12, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.39 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

Exhibit
Number	Description

4.43	Letter Agreement, dated October 1, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Egypt LLC, Höegh LNG Partners LP and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.40 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.44	Option Agreement, dated October 1, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd. and Höegh LNG Partners LP (incorporated by reference to Exhibit 4.41 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.45	Contribution, Purchase and Sale Agreement, dated December 1, 2016, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K, filed on December 1, 2016)

4.46	Contribution, Purchase and Sale Agreement, dated November 16, 2017, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K, filed on January 26, 2018)

4.47	Indemnification Agreement, dated September 27, 2017, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Höegh LNG Holdings Ltd. (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K, filed on September 28, 2017)

4.48	At-the-Market Issuance Sales Agreement, dated October 18, 2019, among Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC and B. Riley FBR, Inc. (incorporated by reference to Exhibit 1.1 to the registrant’s Report on Form 6-K, filed on October 18, 2019)

8.1*	Subsidiaries of Höegh LNG Partners LP

12.1*	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer and the Principal Financial Officer

13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer and the Principal Financial Officer

15.1*	Schedule I - Condensed Financial Information of Registrant

15.2*	Consent of Independent Registered Public Accounting Firm

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema

101.CAL*	XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF*	XBRL Taxonomy Extension Schema Definition Linkbase

101.LAB*	XBRL Taxonomy Extension Schema Label Linkbase

101.PRE*	XBRL Taxonomy Extension Schema Presentation Linkbase

*	Filed herewith.

†	Certain portions have been omitted pursuant to a confidential treatment order. Omitted information has been filed separately with the SEC.
††	Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

HÖEGH LNG PARTNERS LP

Date: April 3, 2020

	By:	/s/ Steffen Føreid
		Name:	Steffen Føreid
		Title:	Chief Executive Officer and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of Höegh LNG Partners LP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Höegh LNG Partners LP (the “Partnership”) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in partners’ capital and cash flows for each of the three years in the period ended December 31, 2019, the related notes and financial statement Schedule I in Exhibit 15.1 of Item 19 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 3, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Oslo, Norway

April 3, 2020

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of Höegh LNG Partners LP

Opinion on Internal Control Over Financial Reporting

We have audited Höegh LNG Partners LP’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Höegh LNG Partners LP (the Partnership) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Partnership as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in partners’ capital and cash flows for each of the three years in the period ended December 31, 2019, the related notes and financial statement Schedule I in Exhibit 15.1 of Item 19 (collectively referred to as the “consolidated financial statements”) and our report dated April 3, 2020 expressed an unqualified opinion thereon.

Basis for Opinion

The Partnership’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young AS

Oslo, Norway

April 3, 2020

HÖEGH LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(in thousands of U.S. dollars, except per unit amounts)

	Notes	2019	2018	2017
REVENUES
Time charter revenues	4,5,15,18	$145,321	144,952	$143,531
Other revenue	4,5	115	1,609	—
Total revenues	4,5	145,436	146,561	143,531
OPERATING EXPENSES
Vessel operating expenses	14,15	(30,870)	(24,195)	(23,791)
Construction contract expenses	18	—	—	(151)
Administrative expenses		(9,861)	(8,916)	(9,910)
Depreciation and amortization	11,12	(21,477)	(21,146)	(21,054)
Total operating expenses		(62,208)	(54,257)	(54,906)
Equity in earnings (losses) of joint ventures	4,9	6,078	17,938	5,139
Operating income (loss)	4	89,306	110,242	93,764
FINANCIAL INCOME (EXPENSE), NET
Interest income	15	947	725	500
Interest expense	13,15	(27,692)	(26,814)	(30,085)
Gain (loss) on debt extinguishment	6	1,030	—	—
Gain (loss) on derivative instruments	17	—	4,681	2,463
Other items, net		(3,575)	(2,907)	(3,574)
Total financial income (expense), net	6	(29,290)	(24,315)	(30,696)
Income (loss) before tax		60,016	85,927	63,068
Income tax benefit (expense)	7	(7,275)	(8,305)	(3,878)
Net income (loss)	4	$52,741	77,622	$59,190
Non-controlling interest in net income		—	—	10,408
Preferred unitholders' interest in net income		13,850	12,303	2,480
Limited partners' interest in net income (loss)		$38,891	65,319	$46,302

Earnings per unit
Common unit public (basic and diluted)	22	$1.12	1.93	$1.37
Common unit Höegh LNG (basic and diluted)	22	$1.84	2.03	$1.44
Subordinated unit Höegh LNG (basic and diluted)	22	$0.70	2.03	$1.45

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(in thousands of U.S. dollars)

	Notes	2019	2018	2017
Net income (loss)		$52,741	77,622	$59,190
Unrealized gains (losses) on cash flow hedge	17	(12,217)	(2,290)	3,335
Income tax benefit (expense)	7,17	(389)	(299)	(347)
Other comprehensive income (loss)		(12,606)	(2,589)	2,988
Comprehensive income (loss)		$40,135	75,033	$62,178
Non-controlling interest in comprehensive income		—	—	10,794
Preferred unitholders' interest in net income		13,850	12,303	2,480
Partners' interest in comprehensive income (loss)		$26,285	62,730	$48,904

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2018

(in thousands of U.S. dollars)

	Notes	2019	2018
ASSETS
Current assets
Cash and cash equivalents	16	$39,126	$26,326
Restricted cash	16	8,066	6,003
Trade receivables	5,16	735	1,228
Amounts due from affiliates	5,15,16	4,296	4,328
Inventory		463	646
Current portion of net investment in financing lease	5	4,551	4,168
Derivative instruments	16,17	—	1,199
Prepaid expenses and other receivables		2,534	2,967
Total current assets		59,771	46,865
Long-term assets
Restricted cash	16	12,627	13,125
Accumulated earnings of joint ventures	4,9	3,270	—
Advances to joint ventures	10,16	3,831	3,536
Vessels, net of accumulated depreciation	11	640,431	658,311
Other equipment	11	256	445
Intangibles and goodwill	12	17,108	20,739
Net investment in financing lease	5	274,353	278,905
Long-term deferred tax asset	7	217	174
Other long-term assets		936	940
Total long-term assets		953,029	976,175
Total assets		$1,012,800	$1,023,040

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2018

(in thousands of U.S. dollars)

	Notes	2019	2018
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	13,16	$44,660	$45,458
Trade payables		533	529
Amounts due to owners and affiliates	15,16	2,513	2,301
Value added and withholding tax liability		1,476	1,175
Derivative instruments	16,17	2,907	259
Accrued liabilities and other payables	14	11,164	7,458
Total current liabilities		63,253	57,180
Long-term liabilities
Accumulated losses of joint ventures	4,9	—	2,808
Long-term debt	13,16	412,301	390,087
Revolving credit facility due to owners and affiliates	15,16	8,792	39,292
Derivative instruments	16,17	12,028	2,438
Long-term tax liability	7	2,283	1,725
Long-term deferred tax liability	7	12,549	8,974
Other long-term liabilities		84	99
Total long-term liabilities		448,037	445,423
Total liabilities		511,290	502,603
EQUITY	20,21,22
8.75% Series A preferred units: 6,625,590 units issued and outstanding at December 31, 2019 and 6,129,070 units issued and outstanding at December 31, 2018		164,482	151,259
Common units public: 18,028,786 units issued and outstanding at December 31, 2019 and 17,944,701 units issued and outstanding at December 31, 2018		315,176	325,250
Common units Höegh LNG: 15,257,498 units issued and outstanding at December 31, 2019 and 2,101,438 units issued and outstanding at December 31, 2018		39,795	6,844
Subordinated units: Zero units issued and outstanding at December 31, 2019 and 13,156,060 units issued and outstanding at December 31, 2018		—	42,421
Accumulated other comprehensive income (loss)	17	(17,943)	(5,337)
Total partners' capital		501,510	520,437
Total equity		501,510	520,437
Total liabilities and equity		$1,012,800	$1,023,040

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF

CHANGES IN PARTNERS’ CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(in thousands of U.S. dollars)

	Partners' Capital
	8.75% Series A Preferred Units	Common Units Public	Common Units Höegh LNG	Subordinated Units	Accumulated Other Comprehensive Income	Non-controlling interest	Total Equity
Consolidated balance as of December 31, 2016	$—	321,091	6,849	42,586	(5,736)	—	$364,790
Non-controlling interest acquired from the purchase of the Höegh Grace entities	—	—	—	—	—	88,561	88,561
Net income	2,480	24,217	3,055	19,030	—	10,408	59,190
Cash distributions to unitholders	—	(30,039)	(3,741)	(23,257)	—	—	(57,037)
Cash distributions to non-controlling interest	—	—	—	—	—	(9,457)	(9,457)
Cash contribution from Höegh LNG	—	—	315	1,760	—	—	2,075
Refund of indemnification received from Höegh LNG	—	—	(213)	(1,321)	—	—	(1,534)
Other comprehensive income	—	—	—	—	2,602	386	2,988
Net proceeds from public offering and issuance of Series A preferred units	110,924	—	—	—	—	—	110,924
Acquisition of non-controlling interest from the purchase of the Höegh Grace entities	—	—	—	—	—	(89,898)	(89,898)
Difference between net book value of acquired non-controlling interest and consideration paid	—	1,528	183	1,139	386	—	3,236
Issuance of units for Board of Directors' fees	—	189	—	—	—	—	189
Contributions from owners	—	163	65	404	—	—	632
Consolidated balance as of December 31, 2017	$113,404	317,149	6,513	40,341	(2,748)	—	$474,659
Net income	12,303	34,409	4,257	26,653	—	—	77,622
Cash distributions to unitholders	(13,107)	(31,211)	(3,881)	(24,298)	—	—	(72,497)
Refund of indemnification received from Höegh LNG	—	—	(325)	(2,028)	—	—	(2,353)
Cash distributions from Höegh LNG	—	—	234	1,467	—	—	1,701
Other comprehensive income	—	—	—	—	(2,589)	—	(2,589)
Net proceeds from issuance of common units	—	4,563	—	—	—	—	4,563
Net proceeds from issuance of Series A preferred units	38,659	—	—	—	—	—	38,659
Issuance of units for Board of Directors' fees	—	200	—	—	—	—	200
Other and contributions from owners	—	140	46	286	—	—	472
Consolidated balance as of December 31, 2018	$151,259	325,250	6,844	42,421	(5,337)	—	$520,437
Net income	13,850	20,186	12,973	5,732	—	—	52,741
Cash distributions to unitholders	(13,692)	(31,663)	(10,051)	(18,398)	—	—	(73,804)
Refund of indemnification received from Höegh LNG	—	—	(9)	(55)	—	—	(64)
Conversion of subordinated units to common units	—	—	29,837	(29,837)	—	—	—
Other comprehensive income	—	—	—	—	(12,606)	—	(12,606)
Net proceeds from issuance of common units	—	1,029	—	—	—	—	1,029
Net proceeds from issuance of Series A preferred units	13,065	—	—	—	—	—	13,065
Issuance of units for Board of Directors' fees	—	194	—	—	—	—	194
Other and contributions from owners	—	180	201	137	—	—	518
Consolidated balance as of December 31, 2019	$164,482	315,176	39,795	—	(17,943)	—	$501,510

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(in thousands of U.S. dollars)

	2019	2018	2017
OPERATING ACTIVITIES
Net income (loss)	$52,741	77,622	$59,190
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	21,477	21,146	21,054
Equity in (earnings) losses of joint ventures	(6,078)	(17,938)	(5,139)
Changes in accrued interest income on advances to joint ventures	(295)	(273)	3,955
Amortization of deferred debt issuance cost and fair value of debt assumed	2,361	700	828
Amortization in revenue for above market contract	3,631	3,631	3,631
Expenditure for drydocking	(3,107)	—	—
(Gain) loss on debt extinguishment	(1,030)	—	—
Changes in accrued interest expense	2,246	(605)	218
Receipts from repayment of principal on financing lease	4,168	—	—
Unrealized foreign exchange losses (gains)	360	181	908
Gain (loss) on the settlement of the derivatives	(199)	—	—
Proceeds from settlement of derivative instruments	1,398	—	—
Unrealized loss (gain) on derivative instruments	21	(4,681)	(2,463)
Non-cash revenue: tax paid directly by charterer	(867)	(852)	(861)
Non-cash income tax expense: tax paid directly by charterer	867	852	861
Deferred tax expense and provision for tax uncertainty	3,707	5,272	1,614
Issuance of units for Board of Directors' fees	194	200	189
Other adjustments	512	472	632
Changes in working capital:
Trade receivables	543	6,344	(1,035)
Inventory	183	22	29
Prepaid expenses and other receivables	(2,081)	(72)	188
Trade payables	(10)	155	(804)
Amounts due to owners and affiliates	244	842	(628)
Value added and withholding tax liability	2,827	4,257	4,519
Accrued liabilities and other payables	1,439	(5,594)	(6,939)
Net cash provided by (used in) operating activities	85,252	91,681	79,947

INVESTING ACTIVITIES
Expenditure for purchase of Höegh Grace entities	—	—	(137,475)
Cash acquired in the purchase of the Höegh Grace entities	—	—	3,793
Decrease (increase) in restricted cash designated for purchase of the Höegh Grace entities	—	—	91,768
Expenditure for vessel and other equipment	(269)	(747)	(21)
Receipts from repayment of principal on financing lease	—	3,814	3,485
Net cash provided by (used in) investing activities	$(269)	3,067	$(38,450)

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

(in thousands of U.S. dollars)

	2019	2018	2017
FINANCING ACTIVITIES
Proceeds from long term debt	$368,300	—	$—
Proceeds from revolving credit facility due to owners and affiliates	3,500	5,400	25,730
Repayment of long-term debt	(342,416)	(45,458)	(45,458)
Payment of debt issuance costs	(5,797)	—	—
Repayment of revolving credit facility due to owners and affiliates	(34,000)	(17,500)	(58,705)
Repayment of customer loan for funding of value added liability on import	(438)	(4,993)	(5,878)
Net proceeds from issuance of common units	1,029	4,563	—
Net proceeds from issuance of Series A preferred units	13,065	38,659	110,924
Cash distributions to limited partners and preferred unitholders	(73,804)	(72,497)	(57,037)
Cash distributions to non-controlling interest	—	—	(9,457)
Proceeds from indemnifications received from Höegh LNG	—	1,701	2,075
Repayment of indemnifications received from Höegh LNG	(64)	(2,353)	(1,534)
Net cash provided by (used in) financing activities	$(70,625)	(92,478)	$(39,340)

Increase (decrease) in cash, cash equivalents and restricted cash	14,358	2,270	2,157
Effect of exchange rate changes on cash, cash equivalents and restricted cash	7	(97)	—
Cash, cash equivalents and restricted cash, beginning of period	45,454	43,281	41,124
Cash, cash equivalents and restricted cash, end of period	$59,819	45,454	$43,281

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets for the years ended December 31, 2019, 2018, 2017 and 2016.

	2019	2018	2017	2016
Cash and cash equivalents	$39,126	26,326	22,679	$18,915
Restricted cash - current asset	8,066	6,003	6,962	8,055
Restricted cash - non-current asset	12,627	13,125	13,640	14,154
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$59,819	45,454	43,281	$41,124

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

On October 1, 2015, the Partnership closed the acquisition of 100% of the shares in Höegh LNG FSRU III Ltd., the entity that indirectly owned the floating storage and regasification unit ("FSRU") the Höegh Gallant (the "Höegh Gallant entities"). The Höegh Gallant was constructed by Hyundai Heavy Industries Co., Ltd. (“HHI”) and was delivered to Höegh LNG in November 2014.

In December 2016, the Partnership issued and sold 6,588,389 common units in an underwritten public offering for net proceeds of $111.5 million primarily to fund the purchase price of the acquisition of a 51% ownership interest in Höegh LNG Colombia Holding Ltd., the owner of the entities that own and operate the FSRU Höegh Grace (the "Höegh Grace entities"), in January 2017. Refer to note 3.

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

On October 5, 2017, the Partnership issued 4,600,000 8.75% Series A cumulative redeemable preferred units (the “Series A preferred units”) for proceeds, net of underwriting discounts and expenses, of $110.9 million. Refer to note 20. A portion of the net proceeds was used to repay outstanding debt under the seller's credit note related to the Höegh Gallant acquisition and outstanding debt under the revolving credit facility.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

On January 26, 2018, the Partnership entered into sales agreement with B. Riley FBR Inc. (the “Agent”). Under the terms of the sales agreement, the Partnership could offer and sell up to $120 million aggregate offering amount of common units and Series A preferred units through the Agent, acting as agent for the Partnership (the “Prior ATM Program”).

On October 18, 2019, the Partnership entered into a sales agreement with the Agent for a new ATM program and terminated the Prior ATM Program. Under the terms of the new sales agreement, the Partnership may offer and sell up to $120 million aggregate offering amount of common units and Series A preferred units, from time to time, through the Agent, acting as an agent for the Partnership. Sales of such units may be made in negotiated transactions that are deemed to be "at the market" offerings, including sales made directly on the New York Stock Exchange or through a market maker other than on an exchange.

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

The Neptune and the Cape Ann operate under long-term time charters with expiration dates in 2029 and 2030, respectively, and, in each case, with an option for the charterer, Global LNG Supply SA, as novated to Total Gas & Power Ltd. in February 2020, both subsidiaries of Total S.A. (“Total”), to extend for up to one additional period of ten years or two additional periods of five years each. The PGN FSRU Lampung, operates under a long term time charter which started in July 2014 with an expiration date in 2034, with an option for the charterer to extend for up to two additional periods of five years each, and uses the Mooring that was constructed, installed and sold to the charterer, PT PGN LNG Indonesia (“PGN LNG”), a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”), a subsidiary of PT Pertamina, a government-controlled, Indonesian oil and gas producer, natural gas transportation and distribution company. The Höegh Gallant operates under a long term time charter which started in April 2015 with an expiration date in April 2020 with Hoegh LNG Egypt LLC (“EgyptCo”), a subsidiary of Höegh LNG. EgyptCo had a charter with the government-owned Egyptian Natural Gas Holding Company (“EGAS”) until October 2018. EgyptCo has an LNG carrier time charter to a third party from October 2018 until April 2020. Pursuant to an option agreement, the Partnership exercised, on February 27, 2020, its right to cause Höegh LNG to charter the Höegh Gallant from the expiration of the EgyptCo charter until July 2025. The Höegh Grace operates under a long term time charter which started in December 2016 with Sociedad Portuaria El Cayao S.A. E.S.P. ("SPEC"). SPEC is owned 51% by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas, and 49% by private equity investors. The non-cancellable charter period of 10 years ends in December 2026. The initial term of the charter is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC waives its rights to terminate in year 10 within a certain deadline, the Partnership will not be able to exercise its right to terminate in year 10.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following table lists the entities included in these consolidated financial statements and their purpose as of December 31, 2019.

Jurisdiction of
Incorporation
Name	or Registration	Purpose
Höegh LNG Partners LP	Marshall Islands	Holding Company
Höegh LNG Partners Operating LLC (100% owned) (4)	Marshall Islands	Holding Company
Hoegh LNG Services Ltd (100% owned)	United Kingdom	Administration Services Company
Hoegh LNG Lampung Pte. Ltd. (100% owned)	Singapore	Owns 49% of PT Hoegh LNG Lampung
PT Hoegh LNG Lampung (49% owned) (1)	Indonesia	Owns PGN FSRU Lampung
SRV Joint Gas Ltd. (50% owned) (2)	Cayman Islands	Owns Neptune
SRV Joint Gas Two Ltd. (50% owned) (2)	Cayman Islands	Owns Cape Ann
Höegh LNG FSRU III Ltd. (100% owned) (4)	Cayman Islands	Holding Company
Hoegh LNG Cyprus Limited (100% owned)	Cyprus	Owns Höegh Gallant
Hoegh LNG Cyprus Limited Egypt Branch (100% owned)	Egypt	Branch of Hoegh LNG Cyprus Limited
Höegh LNG Colombia Holding Ltd. (100% owned) (3)	Cayman Islands	Owns 100% of Höegh LNG FSRU IV Ltd. and Höegh LNG Colombia S.A.S.
Höegh LNG FSRU IV Ltd. (100% indirectly owned) (3)	Cayman Islands	Owns Höegh Grace
Höegh LNG Colombia S.A.S. (100% indirectly owned) (3)	Colombia	Operating Company

(1)	PT Hoegh LNG Lampung is a variable interest entity, which is controlled by Hoegh LNG Lampung Pte. Ltd. and is, therefore, 100% consolidated in the consolidated financial statements.

(2)	The remaining 50% interest in each joint venture is owned by Mitsui O.S.K. Lines, Ltd. and Tokyo LNG Tanker Co.

(3)	The 51% of the ownership interests were acquired on January 3, 2017, and the remaining 49% of the ownership interests were acquired on December 1, 2017.

(4)	On January 31, 2019, Höegh LNG FSRU III Ltd. transferred its ownership in Hoegh LNG Cyprus Limited to Höegh LNG Partners Operating LLC. On February 14, 2020, the Certificate of Dissolution was received, certifying that Höegh LNG FSRU III Ltd. will be dissolved on May 4, 2020.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

2. Significant accounting policies

Basis of presentation

The consolidated financial statements are prepared in accordance with US GAAP. All intercompany balances and transactions are eliminated.

It has been determined that PT Hoegh LNG Lampung, Hoegh LNG Cyprus Limited, Höegh LNG Colombia Holding Ltd., SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. are variable interest entities. A variable interest entity (“VIE”) is defined by US GAAP as a legal entity where either (a) the voting rights of some investors are not proportional to their rights to receive the expected residual returns of the entity, their obligations to absorb the expected losses of the entity, or both, and substantially all of the entity's activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity's residual risks and rewards. The guidance requires a VIE to be consolidated if any of its interest holders are entitled to a majority of the entity's residual returns or are exposed to a majority of its expected losses.

Based upon the criteria set forth in US GAAP, the Partnership has determined that PT Hoegh LNG Lampung is a VIE, as the equity holders, through their equity investments, may not participate fully in the entity's expected residual returns and substantially all of the entity's activities either involve, or are conducted on behalf of, the Partnership. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of PT Hoegh LNG Lampung are included in the consolidated financial statements. Dividends may only be paid if the retained earnings are positive and a statutory reserve has been established equal to 20% of its paid up capital under Indonesian law. PT Hoegh LNG Lampung had not established the required statutory reserves as of December 31, 2019 and 2018. Therefore, PT Hoegh LNG Lampung cannot make dividend payments under Indonesian law. Under the Lampung facility, there are limitations on cash dividends and loans that can be made to the Partnership. Refer to note 13. As of December 31, 2019 and 2018, restricted net assets of the consolidated subsidiaries were $169.8 million and $164.4 million, respectively.

The Partnership has determined that Hoegh LNG Cyprus Limited is a VIE, as the equity investment does not provide sufficient equity to permit the entity to finance its activities without financial guarantees. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of Hoegh LNG Cyprus Limited are included in the consolidated financial statements. Under Cyprus law, dividends may only be distributed out of profits and not from the share capital of the company. As of December 31, 2019 and 2018, restricted net assets of the consolidated subsidiaries were $0.0 million and $4.6 million, respectively.

The Partnership has also determined that Höegh LNG Colombia Holding Ltd. is a VIE since the entity would not be able to finance its activities without financial guarantees under its subsidiary’s facility to finance Höegh Grace. As of January 1, 2017, the Partnership became the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives the majority of the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of Höegh LNG Colombia Holding Ltd., and subsidiaries, are included in the consolidated financial statements with a non-controlling interest reflected for the minority share until December 1, 2017. On December 1, 2017, the Partnership acquired the remaining 49% ownership interest in the Höegh Grace entities and, as of that date, there was no longer a non-controlling interest in the Höegh Grace entities. Under Cayman Islands law, dividends may only be paid out of profits or capital reserves if the entity is solvent after the distributions. As of December 31, 2019 and 2018, restricted net assets of the consolidated subsidiaries were $0.0 million and $0.2 million, respectively.

Dividends and other distributions from Hoegh LNG Cyprus Limited, Höegh LNG Colombia Holding Ltd. and Höegh LNG FSRU IV Ltd. may only be distributed if after the dividend payment, the Partnership would remain in compliance with the financial covenants under the $385 million facility. Refer to note 13.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

In addition, the Partnership has determined that the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are VIEs since each entity did not have a sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support. The entities have been financed with third party debt and subordinated shareholders loans. The Partnership is not the primary beneficiary, as the Partnership cannot make key operating decisions considered to be most significant to the VIEs, but has joint control with the other equity holders. Therefore, the joint ventures are accounted for under the equity method of accounting as the Partnership has significant influence. The Partnership's carrying value is recorded in advances to joint ventures and accumulated earnings (losses) of joint ventures in the consolidated balance sheets. For SRV Joint Gas Ltd., the Partnership had a receivable for the advances of $3.0 million and $2.8 million as of December 31, 2019 and 2018, respectively. The Partnership’s accumulated earnings, or its share of net assets, was $2.6 million as of December 31, 2019 and the Partnership's accumulated losses, or its share of net liabilities, was $0.8 million as of December 31, 2018. The Partnership's carrying value for SRV Joint Gas Two Ltd. consists of a receivable for the advances of $0.8 million and $0.7 million as of December 31, 2019 and 2018, respectively. The Partnership’s accumulated earnings, or its share of net assets, was $0.7 million as of December 31, 2019 and the Partnership's accumulated losses, or its share of net liabilities, was $2.0 million as of December 31, 2018. The major reasons that the Partnership had low accumulated earnings in the joint ventures as of December 31, 2019 and accumulated losses in the joint ventures as of December 31, 2018 was due to the fair value adjustments for the interest rate swaps recorded as liabilities on the balance sheets of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. and eliminations for consolidation to the balance sheet. The maximum exposure to loss is the carrying value of the receivables, which is subordinated to the joint ventures’ long-term bank debt, the investments in the joint ventures (accumulated earnings or losses), as the shares are pledged as security for the joint ventures’ long-term bank debt, and Höegh LNG’s commitment under long-term bank loan agreements to fund its share of drydocking costs and remarketing efforts in the event of an early termination of the charters. If the charters terminate for any reason that does not result in a termination fee, the joint ventures’ long-term bank debt would be subject to mandatory repayment. Dividend distributions require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans; c) and under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Time charter revenue, related contract balances and related expenses

Time charter revenues and related contract balances:

The Partnership is required to evaluate whether two or more contracts should be combined and accounted for as a single contract, whether the contract promises to deliver more than one distinct good or service, or performance obligations, and/or a lease, determine the transaction price under the contract, allocate the transaction price to the lease and the performance obligations and recognize revenue as the performance obligation is satisfied. The Partnership believes the nature of its time charter contracts are the same, regardless of whether the contracts are accounted for as financing leases or operating leases for accounting purposes. As such, when adopting the revised guidance on leases as of January 1, 2019, the Partnership did not elect to apply the practical expedient to not separate lease and services components for operating leases because this would result in inconsistent disclosure for the time charter contracts.

Performance obligations:

The Partnership determined that its time charter contracts contain a lease and a performance obligation for the provision of time charter services. The lease of the vessel, representing the use of the vessel without any associated performance obligations or warranties, is accounted for in accordance with the provisions of Accounting Standards Codification (“ASC”) 842; Leases.

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

The hire rates for the PGN FSRU Lampung and the joint ventures are invoiced at the beginning of the month. The Höegh Gallant and the Höegh Grace invoice time charter revenues monthly in arrears.

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

Variable consideration is allocated entirely to one performance obligation when the variable day rate relates specifically to the efforts to satisfy the single performance obligation. The default method of the relative standalone selling price method was used to allocate the remaining transaction price, principally the fixed element, between the lease and the time charter services. The total estimated transaction price for time charter services is considered variable consideration because it may be reduced by performance warranties.

The Partnership has made a policy election to exclude from the measurement of the transaction price all taxes assessed by a government entity on revenues and collected on behalf of that government entity from customers, such as sales or value added taxes.

Lease revenue recognition:

Leases are classified based upon defined criteria either as sale-type/direct financing leases (“financing leases”) or operating leases. A lease that transfers substantially all of the benefits and risks of the FSRU to the charterer is accounted for as a financing lease by the lessor. All other leases that do not meet the criteria are classified as operating leases. On January 1, 2019, when adopting the revised leasing guidance, the Partnership elected the package of practical expedients and did not reassess conclusions under the previous standard about whether any existing contracts are, or contain leases, lease classification, and initial direct costs for any existing leases. Accordingly, outstanding leases on January 1, 2019, continue to be classified in accordance with the prior lease guidance.

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

The lease component of time charters that are accounted for as financing leases is recognized over the lease term using the effective interest rate method and is included in time charter revenues. Origination costs related to the time charter are a component of the net investment in financing lease and amortized over the lease term using the effective interest method. Financing leases are reflected on the consolidated balance sheets as net investments in financing leases. The PGN FSRU Lampung time charter, which had a 20-year lease term at inception, meets the criteria of transferring substantially all of the benefits and risks to the charterer and is accounted for as a financing lease.

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

Joint venture FSRUs lease and time charter services revenue recognition:

The Partnership’s interest in the Joint venture FSRUs’ net income is included in the consolidated financial statements under the equity method of accounting, however, the Joint venture FSRUs’ results are presented under the proportional consolidation method for the segment note (note 4) and the time charter revenue note (note 5). The Neptune's and the Cape Ann’s time charters, which had a twenty-year lease term at inception, are accounted for as operating leases. The joint ventures’ time charters include provisions for the charterer to make upfront payments to compensate for variable cost for certain vessel modifications, drydocking costs, other additions to equipment or spare parts. The expenditures are considered costs required to fulfill the lease component of the contract. Payments for modifications are deferred and amortized over the shorter of the remaining charter period or the useful life of the additions. Payments for reimbursement of drydocking costs are deferred and recognized on a straight line basis over the period to the next drydocking.

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

Restricted cash and cash designated for acquisition

Restricted cash includes balances deposited with a bank as required under debt facilities to settle withholding tax, other tax liabilities and other current obligations of the entity, and principal and interest payments as required by the debt facilities. Restricted cash is classified as long-term when the settlement is more than 12 months from the balance sheet date. Cash designated for acquisition in the consolidated statement of cash flows is classified as an investing activity.

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

Investments in accumulated earnings or losses of and advances to joint ventures

Investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for the Partnership’s proportionate share of earnings or losses and dividend distributions. As of December 31, 2019, the Partnership had an accumulated share of earnings and the balance is classified on the consolidated balance sheet as an asset on the line accumulated earnings of joint ventures. As of December 31, 2018, the Partnership had an accumulated share of losses and the balance is classified on the consolidated balance sheet as a liability on the line accumulated losses of joint ventures.

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

Drydocking expenditures are capitalized when incurred and amortized over the period until the next anticipated drydocking. For vessels that are newly built, the "built-in overhaul" method of accounting is applied. Under the built-in overhaul method, costs of the newbuilding are segregated into costs that should be depreciated over the useful life of the vessel and costs that require drydocking at periodic intervals. The drydocking component is amortized until the date of the first drydocking following the delivery, upon which the actual drydocking cost is capitalized and the process is repeated. Costs of drydocking incurred to meet regulatory requirements or improve the vessel’s operating efficiency, functionality or safety are generally capitalized. Costs incurred related to routine repairs and maintenance performed during drydocking are expensed.

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

The intangible for the above market value of the time charter contract associated with the Höegh Gallant is amortized to time charter revenue on a straight line basis over the remaining term of the contract of approximately 3.4 years as of the acquisition date. The intangible for the above market value of the time charter contract associated with the Höegh Grace is amortized to time charter revenue on a straight line basis calculated per day over the remaining non-cancellable charter term of approximately 9.5 years as of the acquisition date of the initial 51% interest in the Höegh Grace entities. Höegh LNG and the Partnership have entered into an option agreement pursuant to which the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the existing charter until July 2025. The Partnership exercised the option on February 27, 2020 and intends to enter into a new time charter with Höegh LNG for the Höegh Gallant (the “Subsequent Charter”). The intangible for the option for time charter extension will be amortized on a straight line basis over the extension period starting at the beginning of the Subsequent Charter, subject to impairment testing for recoverability in the preceding periods.

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

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the consolidated balance sheet and are subsequently remeasured to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the contract is designated as a hedging instrument and qualifies for hedge accounting.

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

Interest rate swaps are used for the management of interest rate risk exposure. The interest rate swaps have the effect of converting a portion of the outstanding debt from a floating to a fixed rate over the life of the transactions. As of January 1, 2019, the following accounting policies became effective for cash flow hedges of interest rate swaps.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

For interest rate swaps qualifying as cash flow hedges, the fair value of the portion of the derivative instruments included in the assessment of hedge effectiveness ("hedge effectiveness") and the initial fair value of the hedge component excluded from hedge effectiveness are initially recorded in accumulated other comprehensive income as a component of total equity. Subsequent changes in fair value for the portion of the derivative instruments included in hedge effectiveness are recorded in other comprehensive income. In the periods when the hedged items affect earnings (interest expense is incurred for floating interest rate debt), those amounts are transferred from accumulated other comprehensive income to the same line (interest expense) in the consolidated statement of income as the earnings effect of the hedged item. The initial fair value component excluded from hedge effectiveness is amortized to earnings over the life of the hedging instrument. The amortization is recognized on the same line (interest expense) in the consolidated statement of income as the earnings effect of the hedged item. Any difference in the change in fair value of the hedge components excluded from hedge effectiveness and the amount recognized in earnings is recorded as a component of other comprehensive income.

Prospective and retrospective hedge effectiveness is assessed on an ongoing basis. If a cash flow hedge is no longer deemed highly effective, hedge accounting is discontinued. If a cash flow hedge for an interest rate swap is terminated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in accumulated other comprehensive income remain there until the hedged item impacts earnings, at which point they are amortized to earnings on a systematic and rational basis to interest expense in the consolidated statement of income. If the hedged items are no longer considered probable of occurring, amounts recognized in total equity are immediately transferred to interest expense in the consolidated statement of income. Cash flows from derivative instruments that are accounted for as cash flow hedges are classified in the same category as the cash flows from the items being hedged.

For the years ended December 31, 2018 and 2017, changes in the fair value of the effective portion of the derivative instruments qualifying as cash flow hedges were initially recorded in other comprehensive income as a component of total equity. Any hedge ineffectiveness was recognized immediately in earnings, as were any gains and losses or amortization on the portion of the derivative instruments that were excluded from the assessment of hedge effectiveness. In the periods when the hedged items affect earnings, those amounts were transferred from accumulated other comprehensive income to the gain (loss) on derivative instruments line in the consolidated statement of income.

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

Recently adopted accounting pronouncements

Leases: In February 2016, the Financial Accounting Standards Board ("FASB") issued revised guidance for leasing, Leases, that amends the accounting guidance on leases for both lessors and lessees. On January 1, 2019, the Partnership adopted the new standard using the optional transition method to apply the new standard at the transition date of January 1, 2019 with no retrospective adjustments to prior periods. Consequently, the accounting and disclosures for the prior periods continue to be presented in accordance with the previous standard for leases. The Partnership elected the package of practical expedients and has not reassessed conclusions under the previous standard about whether any expired or existing contracts are, or contain leases, lease classification, and initial direct costs for any existing leases. In addition, the election to use hindsight when determining lease term for modifications to existing leases at the transition date was applied. The Partnership adopted an accounting policy to apply the short-term lease expedient as a lessee for leases under 12-months. This includes classes of leases for office equipment, office premises and vehicles used for administrative purposes, as well as, short-term leases of equipment used for projects, drydocking or maintenance associated with the vessels.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The Partnership is the lessor for time charters for its FSRUs. There were no changes to the timing or amount of revenue recognized and, therefore, no cumulative effect adjustment to retained earnings of initially applying the standard related to the lessor accounting. Additional qualitative and quantitative disclosures are required and have been implemented for reporting periods beginning as of January 1, 2019, while prior periods are not adjusted and continue to be reported under the previous accounting standards. Refer to note 5 for the qualitative and quantitative disclosures provided. As of January 1, 2019, cash payments received for the principal portion of the financing lease are presented as an operating cash inflow rather than as an investing cash inflow as presented for prior periods in the consolidated statement of cash flows.

The Partnership does not have material lease assets. Adoption of the new standard resulted in recording at a right-of-use asset and a lease liability on the consolidated balance sheet for operating leases of $0.15 million and $0.15 million, respectively, as of December 1, 2019. There was no cumulative effect adjustment to retained earnings of initially applying the standard related to the lessee accounting. As of December 31, 2019, the right-of-use asset and the lease liability for operating leases was $0.1 million and $0.1 million, respectively. The right-of-use asset is included as a component of other equipment in the consolidated balance sheet. The current and long-term lease liabilities are included as components of accrued liabilities and other long-term liabilities, respectively.

Derivatives and Hedging: In August 2017, the FASB issued revised guidance for Derivatives and Hedging, Targeted Improvements to Accounting for Hedging Activities. The entire change in fair value of the cash flow hedge included in the assessment of hedge effectiveness is included in other comprehensive income with the result that the hedge ineffectiveness is no longer recognized in earnings. Those amounts are reclassified to earnings in the same income statement line as the hedged item when hedged item affects earnings. On January 1, 2019, the Partnership adopted the new standard on a prospective basis which had no material impact for accounting for cash flow hedges for the Partnership's interest rate swaps. There was no cumulative effect adjustment to retained earnings from initial application of the standard. However, certain amounts reclassified or recorded to earnings were reported as a component of interest expense for the year ended December 31, 2019 compared with the presentation in previous periods in the gain (loss) on the derivative instruments line in the consolidated statements of income. In addition, the new disclosure requirements were applied on a prospective basis in note 17.

Recently issued accounting pronouncements

In June 2016, the FASB issued revised guidance for Financial Instruments — Credit Losses:Measurement of Credit Losses on Financial Instruments. The revised guidance replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This revised guidance is effective for the Partnership from January 1, 2020, with a modified retrospective approach. The adoption of the standard is not expected to have a material impact on the consolidated financial statements.

In January 2017, FASB issued revised guidance for Intangibles – Goodwill and Other: Simplifying the test for Goodwill Impirment. The revised guidance simplifies the accounting for goodwill impairments by eliminating step 2 from the goodwill impairment test. Instead, if the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. The revised guidance is effective for annual and interim impairment tests performed for periods beginning after December 15, 2019, and the Partnership will adopt the standard from January 1, 2020. The adoption of the standard will not have a material effect on the consolidated financial statements. The recorded amount of the Partnership’s goodwill is $0.3 million as of December 31, 2019. Refer to note 12.

In December 2019, FASB issued revised guidance for Income Taxes – Simplifying the Accounting for Income Taxes. The revised guidance eliminates certain exceptions to the guidance related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. The new guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within those years. Early adoption is permitted in interim or annual periods for which public business entities have not yet issued financial statements. The Partnership is evaluating the impact of this revised guidance on its consolidated financial statements and related disclosures.

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

In December 2016, the Höegh Grace, commenced on the time charter contract with a lease element and a services element with SPEC. The Höegh Grace serves as an LNG import terminal in Cartagena, on the Atlantic coast of Colombia. The initial term of the lease is 20 years. However, the charterer has an unconditional option to cancel the lease after 10 and 15 years. As a result, the non-cancellable lease period is for 10 years.

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

The purchase price of the acquisition was allocated to the identifiable fair values allocated to each class of identifiable assets acquired.

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

The premium arising in a business combination for the difference in the fair value of the debt assumed compared to the outstanding principal was reported in the consolidated balance sheet as a direct adjustment to the outstanding principal of the related debt and amortized on an effective interest rate method over the term of the relevant loan. Amortization of fair value of the debt assumed was included as a component of interest expense.

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

The acquisition of 51% ownership interest in the Höegh Grace entities in January 2017 was accounted for under the purchase method of accounting. The December 2017 acquisition of the remaining 49% ownership interest in the Höegh Grace entities is a change in the Partnership's ownership and has been accounted for as an equity transaction for the acquisition of the 49% interest from the owner of the non-controlling interest. The carrying amount of the non-controlling interest is adjusted to reflect the change in ownership interest. Any difference between the fair value of the total consideration and the book value of the non-controlling interest was recognized as a capital contribution in equity attributable to the Partnership.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

4. Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and impairment, and other financial items (gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures and interest expense related to the outstanding balance on the $85 million revolving credit facility, the $385 million facility, and the seller’s credit note, repaid in October 2017, are included in “Other.”

For the years ended December 31, 2019, 2018 and 2017, Majority held FSRUs includes the financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace.

As of December 31, 2019, 2018 and 2017, Joint venture FSRUs include two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long term time charters with one charterer.

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

In time charters, the charterer, not the Partnership, controls the choice of locations or routes the FSRUs serve. Accordingly, the presentation of information by geographical region is not meaningful. The following tables include the results for the segments for the years ended December 31, 2019, 2018 and 2017.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Year ended December 31, 2019
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$145,321	42,433	—	187,754	(42,433)	(1)	$145,321
Other revenue	115	—	—	115		(1)	115
Total revenues	145,436	42,433	—	187,869			145,436
Operating expenses (2)	(34,266)	(9,044)	(6,465)	(49,775)	9,044	(1)	(40,731)
Equity in earnings (losses) of joint ventures	—	—	—	—	6,078	(1)	6,078
Segment EBITDA	111,170	33,389	(6,465)	138,094
Depreciation, amortization and impairment	(21,477)	(10,030)	—	(31,507)	10,030	(1)	(21,477)
Operating income (loss)	89,693	23,359	(6,465)	106,587			89,306
Gain (loss) on debt extinguishment	1,030	—	—	1,030		(1)	1,030
Gain (loss) on derivative instruments	—	(5,209)	—	(5,209)	5,209	(1)	—
Other financial income (expense), net	(12,511)	(12,072)	(17,809)	(42,392)	12,072	(1)	(30,320)
Income (loss) before tax	78,212	6,078	(24,274)	60,016	—		60,016
Income tax expense	(7,278)	—	3	(7,275)	—		(7,275)
Net income (loss)	$70,934	6,078	(24,271)	52,741	—		$52,741
Preferred unitholders’ interest in net income	—	—	—	—	13,850	(3)	13,850
Limited partners' interest in net income (loss)	$70,934	6,078	(24,271)	52,741	(13,850)	(3)	$38,891

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (losses) of joint ventures.
(2)	The Partnership's Indonesian subsidiary was assessed a property tax and penalties of $3.0 million by the Indonesian authorities for the period from 2015 through 2019. The retroactive assessment was as a result of the issuance of a new regulation in 2019, defining FSRUs as subject to the existing Indonesian property tax law. The property tax and penalties were recorded as a component of vessel operating expenses.
(3)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

	As of December 31, 2019
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Vessels, net of accumulated depreciation	$640,431	252,789	—	893,220	(252,789)	(1)	$640,431
Net investment in financing lease	278,904	—	—	278,904	—		278,904
Goodwill	251	—	—	251	—		251
Advances to joint ventures	—	—	3,831	3,831	—		3,831
Total assets	996,201	284,174	16,599	1,296,974	(284,174)	(1)	1,012,800
Accumulated earnings of joint ventures	—	—	50	50	3,220	(1)	3,270
Expenditures for vessels & equipment	211	195	—	406	(195)	(2)	211
Expenditures for drydocking	3,107	913	—	4,020	(913)	(2)	3,107
Impairment/retirement of equipment	—	(75)	—	(75)	75	(2)	—
Principal repayment financing lease	4,168	—	—	4,168	—		4,168
Amortization of above market contract	$3,631	—	—	3,631	—		$3,631

(1)	Eliminates the proportional share of the Joint venture FSRUs’ Vessels, net of accumulated depreciation, and Total assets and reflects the Partnership’s share of net assets (assets less liabilities) of the Joint venture FSRUs as Accumulated earnings of joint ventures.
(2)	Eliminates the Joint venture FSRUs’ Expenditures for vessels & equipment and drydocking to reflect the consolidated expenditures of the Partnership.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Year ended December 31, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$144,952	43,169	—	188,121	(43,169)	(1)	$144,952
Other revenue	1,609	—	—	1,609		(1)	1,609
Total revenues	146,561	43,169	—	189,730			146,561
Operating expenses	(27,294)	(10,932)	(5,817)	(44,043)	10,932	(1)	(33,111)
Equity in earnings (losses) of joint ventures	—	—	—	—	17,938	(1)	17,938
Segment EBITDA	119,267	32,237	(5,817)	145,687
Depreciation and amortization	(21,146)	(9,725)	—	(30,871)	9,725	(1)	(21,146)
Operating income (loss)	98,121	22,512	(5,817)	114,816			110,242
Gain (loss) on derivative instruments	4,681	8,496	—	13,177	(8,496)	(1)	4,681
Other financial income (expense), net	(26,381)	(13,070)	(2,615)	(42,066)	13,070	(1)	(28,996)
Income (loss) before tax	76,421	17,938	(8,432)	85,927	—		85,927
Income tax expense	(8,253)	—	(52)	(8,305)	—		(8,305)
Net income (loss)	$68,168	17,938	(8,484)	77,622	—		$77,622
Preferred unitholders’ interest in net income	—	—	—	—	12,303	(2)	12,303
Limited partners' interest in net income (loss)	$68,168	17,938	(8,484)	77,622	(12,303)	(2)	$65,319

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (losses) of joint ventures.
(2)	Eliminates the Joint venture FSRUs’ Expenditures for vessels & equipment and drydocking to reflect the consolidated expenditures of the Partnership.

	As of December 31, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Vessels, net of accumulated depreciation	$658,311	261,614	—	919,925	(261,614)	(1)	$658,311
Net investment in financing lease	283,073	—	—	283,073	—		283,073
Goodwill	251	—	—	251	—		251
Advances to joint ventures	—	—	3,536	3,536	—		3,536
Total assets	1,007,202	286,283	15,838	1,309,323	(286,283)	(1)	1,023,040
Accumulated losses of joint ventures	—	—	50	50	(2,858)	(1)	(2,808)
Expenditures for vessels & equipment	257	3,305	—	3,562	(3,305)	(2)	257
Expenditures for drydocking	—	2,490	—	2,490	(2,490)	(2)	—
Principal repayment financing lease	3,814	—	—	3,814	—		3,814
Amortization of above market contract	$3,631	—	—	3,631	—		$3,631

(1)	Eliminates the proportional share of the Joint venture FSRUs’ Vessels, net of accumulated depreciation, and Total assets and reflects the Partnership’s share of net assets (assets less liabilities) of the Joint venture FSRUs as Accumulated losses of joint ventures.

(2)	Eliminates the Joint venture FSRUs’ Expenditures for vessels & equipment and drydocking to reflect the consolidated expenditures of the Partnership.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Year ended December 31, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$143,531	42,165	—	185,696	(42,165)	(1)	$143,531
Accrual historical boil-off claim	—	(11,850)	—	(11,850)	11,850	(1)(2)	—
Total revenues	143,531	30,315	—	173,846			143,531
Operating expenses	(27,612)	(8,628)	(6,089)	(42,329)	8,628	(1)	(33,701)
Construction contract expenses	(151)	—	—	(151)		(3)	(151)
Equity in earnings (losses) of joint ventures	—	—	—	—	5,139	(1)	5,139
Less: Non-controlling interest in Segment EBITDA	(19,210)	—	—	(19,210)	19,210	(4)	—
Segment EBITDA	96,558	21,687	(6,089)	112,156
Add: Non-controlling interest in Segment EBITDA	19,210	—	—	19,210	(19,210)	(4)	—
Depreciation and amortization	(21,054)	(9,815)	—	(30,869)	9,815	(1)	(21,054)
Operating income (loss)	94,714	11,872	(6,089)	100,497			93,764
Gain (loss) on derivative instruments	2,463	7,194	—	9,657	(7,194)	(1)	2,463
Other financial income (expense), net	(29,656)	(13,927)	(3,503)	(47,086)	13,927	(1)	(33,159)
Income (loss) before tax	67,521	5,139	(9,592)	63,068	—		63,068
Income tax benefit (expense)	(3,893)	—	15	(3,878)	—		(3,878)
Net income (loss)	$63,628	5,139	(9,577)	59,190	—		$59,190
Non-controlling interest in net income	10,408	—	—	10,408			10,408
Preferred unitholders’ interest in net income	—	—	—	—	2,480	(5)	2,480
Limited partners' interest in net income (loss)	$53,220	5,139	(9,577)	48,782	(2,480)	(5)	$46,302

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.
(2)	For additional information, refer to note 18 under “Joint ventures claims and accruals.”
(3)	The warranty work for the Mooring was completed in 2017 resulting in additional expense of $0.2 million for the year ended December 31, 2017.
(4)	Eliminations reverse the adjustment to Non-controlling interest in Segment EBITDA included for Segment EBITDA and the adjustment to reverse the Non-controlling interest in Segment EBITDA to reconcile to operating income and net income.
(5)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

For the years ended December 31, 2019, 2018 and 2017, the percentage of consolidated total revenues from the following customers accounted for over 10% of the Partnership's consolidated total revenues:

	Year ended December 31,
(in thousands of U.S. dollars)	2019	2018	2017
PT PGN LNG Indonesia	33%	33%	33%
Höegh LNG Egypt LLC	31%	31%	31%
Sociedad Portuaria El Cayao S.A. E.S.P.	36%	36%	36%

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

The following tables summarize the disaggregated revenue of the Partnership by segment for the twelve months ended December 31, 2019 and 2018:

	Year ended December 31, 2019
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)	reporting
Lease revenues, excluding amortization (2)	$88,889	25,690	—	114,579	(25,690)	$88,889
Time charter service revenues, excluding amortization	60,063	14,095	—	74,158	(14,095)	60,063
Amortization of above market contract intangibles	(3,631)	—	—	(3,631)	—	(3,631)
Amortization of deferred revenue for modifications & drydock	—	2,648	—	2,648	(2,648)	—
Other revenue (3)	115	—	—	115	—	115
Total revenues (4)	$145,436	42,433	—	187,869	(42,433)	$145,436

	Year ended December 31, 2018
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)	reporting
Lease revenues, excluding amortization	$89,215	25,690	—	114,905	(25,690)	$89,215
Time charter service revenues, excluding amortization	59,368	15,078	—	74,446	(15,078)	59,368
Amortization of above market contract intangibles	(3,631)	—	—	(3,631)	—	(3,631)
Amortization of deferred revenue for modifications & drydock	—	2,401	—	2,401	(2,401)	—
Other revenue (3)	1,609	—	—	1,609	—	1,609
Total revenues (4)	$146,561	43,169	—	189,730	(43,169)	$146,561

(1)	Eliminations reverse the proportional amounts of revenue for Joint venture FSRUs to reflect the consolidated revenues included in the consolidated income statement. The Partnership's share of the Joint venture FSRUs revenues is included in Equity in earnings (losses) of joint ventures on the consolidated income statement.
(2)	The financing lease revenues comprise about one-fourth of the total lease revenues for the year ended December 31, 2019.
(3)	Other revenue consists of insurance proceeds received for prior period claims related to repairs under the Mooring warranty and for repairs for the Höegh Gallant. The Partnership was indemnified by Höegh LNG for the cost of the repairs related to the Mooring, subject to repayment to the extent recovered from insurance proceeds. Refer to notes 4 and 18.
(4)	Payments made by the charterer directly to the tax authorities on behalf of the subsidiaries for advance collection of income taxes or final income tax is recorded as a component of total revenues and is disclosed separately in the consolidated statement of cash flows.

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

The following table summarizes the allocation of consolidated receivables between lease and service components:

	As of December 31,
(in thousands of U.S. dollars)	2019	2018
Trade receivable for lease	$2,898	$2,898
Trade receivable for time charter services	2,133	2,658
Total trade receivable and amounts due from affiliates	$5,031	$5,556

There were no impairment losses for lease or service receivables or contract assets for the year ended December 31, 2019 and 2018.

The following table summarizes the consolidated contract assets, contract liabilities and refund liabilities to customers, as of December 31, 2019 and 2018:

	Services related
	Contract	Refund liability
(in thousands of U.S. dollars)	asset	to charters
Balance January 1, 2019	$—	$(1,834)
Additions	279	(65)
Reduction for receivables recorded	—	89
Reduction for revenue recognized (excluding amortization)	—	—
Reduction for revenue recognized from previous years	—	497
Repayments of refund liabilities to charterer	—	1,188
Balance December 31, 2019	279	(125)
Netting of contract asset and contract liability	—	—
Balance reflected in balance sheet December 31, 2019	$279	$(125)

	Services related
	Contract	Refund liability
(in thousands of U.S. dollars)	asset	to charters
Balance January 1, 2018	$303	$(6,187)
Additions	—	(1,747)
Reduction for receivables recorded	(303)	—
Reduction for revenue recognized (excluding amortization)	—	—
Reduction for revenue recognized from previous years	—	2,772
Repayments of refund liabilities to charterer	—	3,328
Balance December 31, 2018	—	(1,834)
Netting of contract asset and contract liability	—	—
Balance reflected in balance sheet December 31, 2018	$—	$(1,834)

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Contract assets are reported in the consolidated balance sheet as a component of prepaid expenses and other receivables. Current and non-current contract liabilities are reported in the consolidated balance sheet as components of accrued liabilities and other payables and other long-term liabilities, respectively. Refund liabilities are reported in the consolidated balance sheet as a component of accrued liabilities and other payables.

Refund liabilities to charterers include invoiced revenue to be refunded to charterers for estimated reimbursable costs that exceeded the actual cost incurred and for non-compliance with performance warranties in the time charter contracts that result in reduction of hire, liquidated damages or other performance related payments.

During the year ended December 31, 2019 the major changes in the refund liability to charterers related to the settlement of a 2018 performance claim of $1,101 and the recognition of $497 of revenue related to conclusion of an audit by a charterer related to 2018 reimbursable expenses. During the year ended December 31, 2018, the major changes related to recognition of previously constrained revenue related to prior periods' performance obligations of $2,772 and repayment of $3,328 for the conclusion of an audit by a charterer at the end of 2017 and in the third quarter of 2018 for the amount the charterer would reimburse for certain 2014, 2015 and 2016 costs.

Minimum contractual future revenues:

As of December 31, 2019, the minimum contractual future revenues to be received under the time charters for the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace during the next five years and thereafter are as follows:

(in thousands of U.S. dollars)	Service related	Lease related	Total
2020	$24,880	71,100	$95,980
2021	19,703	59,903	79,606
2022	19,703	59,903	79,606
2023	19,703	59,903	79,606
2024	19,703	59,903	79,606
Thereafter	116,386	346,369	462,755
Total - undiscounted	$220,078	657,081	$877,159
Operating lease		$223,644
Financing lease		433,437
Discounting effect		(193,437)
Financing lease receivable		$240,000

The long-term time charter for the PGN FSRU Lampung with PGN LNG has an initial term of 20 years from the acceptance date of October 30, 2014 and the contract expires in 2034. The time charter hire payments began July 21, 2014 when the project was ready to begin commissioning. The lease element of the time charter is accounted for as a financing lease. The minimum contractual future revenues in the table above include the fixed payments for the lease and services elements for the initial term but exclude the variable fees from the charterer for vessel operating expenses and reimbursement of tax expenses. The charterer has an option to purchase the PGN FSRU Lampung, which can be exercised after the third anniversary of the commencement of the charter until the twentieth anniversary, at stated prices in the time charter. The minimum contractual future revenues do not include the unexercised purchase option price. Should the purchase option be exercised in the short to medium term, the contractual price would exceed the net investment in financing lease, but the future hire payments would cease. The time charter also provides options for the charterer to extend the lease term for two five-year periods. Unexercised option periods are excluded from the minimum contractual future revenues.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The long-term time charter for the Höegh Gallant has an initial term of five years from April 2015 and the contract expires in 2020. The lease element of the time charter is accounted for as an operating lease. The minimum contractual future revenues in the table above include the fixed payments for the lease element and the services element which also covers the vessel operating expenses and taxes. Pursuant to an option agreement, the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the initial five-year charter until July 2025 at a rate equal to 90% of the rate payable pursuant to the current charter plus any incremental taxes or operating expenses as a result of the new charter. On February 27, 2020, the Partnership exercised its option and intends to enter into a Subsequent Charter with Höegh LNG for the Höegh Gallant, the final terms of which are subject to approval by the Partnership’s conflicts committee and board of directors. Since the option was exercised after the balance sheet date, the estimated fixed payments for the exercised option periods are excluded in the minimum contractual future revenues.

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

Net investment in financing lease:

The lease element of time charter hire for the PGN FSRU Lampung is recognized over the lease term using the effective interest rate method and is included in time charter revenues. The financing lease is reflected on the consolidated balance sheets as net investment in financing lease, a receivable, as follows:

	As of December 31,
(in thousands of U.S. dollars)	2019	2018
Minimum lease payments	$589,074	$589,074
Unguaranteed residual value	146,000	146,000
Unearned income	(440,345)	(440,345)
Initial direct cost, net	3,095	3,095
Net investment in financing lease at origination	297,824	297,824
Principal repayment and amortization	(18,920)	(14,751)
Net investment in financing lease at period end	278,904	283,073
Less: Current portion	(4,551)	(4,168)
Long term net investment in financing lease	$274,353	$278,905

Net investment in financing lease consists of:
Financing lease receivable	$240,000	$247,488
Discounted unguaranteed residual value	38,904	35,585
Net investment in financing lease at period end	$278,904	$283,073

There was no impairment loss, or allowance for doubtful accounts, as of December 31, 2019 and 2018.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

6. Financial income (expense), net

The components of financial income (expense), net are as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2019	2018	2017
Interest income	$947	725	$500
Interest expense:
Interest expense	(24,950)	(26,077)	(28,280)
Commitment fees	(381)	(37)	(977)
Amortization of debt issuance cost and fair value of debt assumed	(2,361)	(700)	(828)
Total interest expense	(27,692)	(26,814)	(30,085)
Gain (loss) on debt extinguishment	1,030	—	—
Gain (loss) on derivative instruments	—	4,681	2,463
Other items, net:
Foreign exchange gain (loss)	(396)	(193)	(968)
Bank charges, fees and other	(297)	(143)	(107)
Withholding tax on interest expense and other	(2,882)	(2,571)	(2,499)
Total other items, net	(3,575)	(2,907)	(3,574)
Total financial income (expense), net	$(29,290)	(24,315)	$(30,696)

Interest income related to cash balances and interest accrued on the advances to the joint ventures for each of the years ended December 31, 2019, 2018 and 2017. As of January 1, 2019, interest expense includes reclassifications from accumulated other comprehensive income and amortization of the components excluded from hedge effectiveness related to derivatives due to the adoption of the revised guidance for derivatives and hedging. The entire change in fair value of the cash flow hedge included in the assessment of hedge effectiveness is included in other comprehensive income with the result that the hedge ineffectiveness is no longer recognized in earnings. Refer to note 2. For each of the years ended December 31, 2018 and 2017, gain (loss) on derivatives included the gain or loss on hedge ineffectiveness as well as amortization related to derivatives. Refer to note 17 for additional information on the types of gains and losses on derivatives included in interest expense for the year ended December 31, 2019. Interest expense also includes interest related to the revolving credit facility from Höegh LNG, the seller’s credit note until October 2017, the $385 million facility, the Lampung facility and the Gallant/Grace facility until January 31, 2019. The gain on debt extinguishment relates to the refinancing of the Gallant/Grace facility with the $385 million facility. When the entities owning the Höegh Gallant and the Höegh Grace were acquired, a premium on the debt under the Gallant facility and the Grace facility was recognized. The unamortized balance was recorded as a gain when the debt was extinguished on January 31, 2019. Refer to notes 13, 15 and 16.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

7. Income tax

The components of income tax expense recognized in the consolidated statements of income are as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2019	2018	2017
Current tax (benefit) expense	$4,126	4,759	$35
Deferred tax (benefit) expense for
Change in temporary differences	3,341	3,290	4,189
Tax loss and tax credit carried forward	(196)	247	(314)
Change in valuation allowance	4	9	(32)
Total deferred tax (benefit) expense	3,149	3,546	3,843
Total income tax (benefit) expense	$7,275	8,305	$3,878

Deferred tax (benefit) expense recognized in the consolidated statements of comprehensive income as a component of other comprehensive income (“OCI”) are as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2019	2018	2017
Cash flow hedge derivative instruments	$389	299	$347
Deferred tax (benefit) expense recognized in OCI	$389	299	$347

The reconciliation of the income before tax at the statutory rate in the Marshall Islands to the actual income tax expense for each year is as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2019	2018	2017
Income before tax	$60,016	85,927	$63,068
At applicable statutory tax rate
Amount computed at corporate tax of 0%	—	—	—
Foreign tax rate differences	5,425	7,513	7,119
Permanent differences:
Amended tax return: reinstatement of tax loss carryforward	—	—	(1,486)
Tax audit or amended tax return: change in uncertain tax position	558	(41)	(2,228)
Non-deductible interest expense	1,477	875	752
Non-deductible withholding tax	717	838	686
Non-deductible loss on derivatives	120	—	—
Tax exemptions	(13)	(36)	(42)
Non-deductible other financial items	194	116	81
Other non-deductible costs	45	63	59
Tax credits	(1,252)	(1,032)	(1,031)
Adjustment for valuation allowance	4	9	(32)
Tax expense (benefit) for year	$7,275	8,305	$3,878

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Deferred income tax assets (liabilities) are summarized as follows:

	As of
	December 31,
(in thousands of U.S. dollars)	2019	2018
Deferred tax assets:
Accrued liabilities and other payables	$235	$196
Derivative instruments	565	954
Other equipment	9	9
Tax credits carried forward	1,818	1,626
Tax loss carryforward	57	53
Valuation allowance	(57)	(53)

Deferred tax liabilities:
Accrued interest income	(4,123)	(3,837)
Accrued liabilities and other payables	(385)	(154)
Financing lease	(10,451)	(7,594)
Deferred tax assets (liabilities), net	$(12,332)	$(8,800)

The Partnership is not subject to Marshall Islands corporate income taxes. The Partnership is subject to tax for earnings of its subsidiaries incorporated in Singapore, Indonesia, Cyprus, and the UK and for certain Colombian source income. For the years ended December 31, 2019, 2018 and 2017, the tax expense principally related to subsidiaries in Indonesia, Singapore and Colombia. The Singapore subsidiary’s taxable income mainly arises from internal interest income. The charterer in Colombia pays certain taxes directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries that own and operate the Höegh Grace. The tax payments are a mechanism for advance collection of part of the income taxes for the Colombian subsidiary and a final income tax on Colombian source income for the non-Colombian subsidiary. The Partnership concluded these third-party payments to the tax authorities represent income taxes that must be accounted for under the guidance for income taxes. The amount of non-cash income tax expense was $867, $852 and $861 for the years ended December 31, 2019, 2018 and 2017.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

For the year ended December 31, 2017, tax benefits were recorded of $1,486 and $2,228 for the reinstatement of the tax loss carryforward and the reversal of an uncertain tax position, respectively, due to the amendment of the 2016 tax return of the Indonesian subsidiary. The amendment was a result of a reevaluation of the application of the infrastructure industry exemption to regulations introduced in 2016 placing limitations on interest expense deductions. The infrastructure exemption was also applied by the Indonesian subsidiary for the reported income tax expense for the years ended December 31, 2019, 2018 and 2017.

In December of 2018, the Indonesian tax authorities concluded an audit of corporate income tax filings for the Indonesian subsidiary for the years ended December 31, 2013 and 2014. The outcome of the audit reduced the historical tax loss carryforward, mainly due to disallowed expenses, resulting in a settlement of $885 with respect to the unrecognized tax benefits originating in 2013. For the year ended December 31, 2018, tax benefits of $434 were recorded reflecting a reduction to the uncertain tax position originating in 2013 based on the audit's conclusion. In addition, there was an increase to the uncertain tax position of $418 for a tax position taken in the 2018 tax return which was not more-likely-than-not to be sustained.

For the year ended December 31, 2019, there was an increase to the uncertain tax position of $558 for a tax position to be taken in the 2019 tax return which is not more-likely-than-not to be sustained. As of December 31, 2019, the unrecognized tax benefits were $2,283.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. Changes in the unrecognized tax benefits is summarized below:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2019	2018	2017
Unrecognized tax benefits as of January 1,	$(1,725)	(2,626)	$(398)
Increase related to prior year tax positions	—	—	(2,228)
Decrease related to prior year tax positions	—	434	—
Increase related to current year tax positions	(558)	(418)	—
Settlements	—	885	—
Unrecognized tax benefits as of December 31,	$(2,283)	(1,725)	$(2,626)

Tax loss carryforwards of $455 expire between 2020 and 2023. Tax credits carried forward of $566 and $1,003 expire in 2020 and 2021, respectively. The tax returns of Singapore and Indonesia are subject to examination for four years and five years, respectively, from the year of filing. For Colombia, tax returns are subject to examination for three years from the due date of the return. The tax returns from the years 2015 and subsequent years remain subject to review for Indonesia and Singapore. For Colombia, tax returns from the years 2017 and subsequent years remain subject to review. Refer to note 18.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

8. Prepaid expenses and other receivables

The components of prepaid expenses and other receivables are as follows:

	As of
	December 31,
(in thousands of U.S. dollars)	2019	2018
Refundable value added tax on import	$—	$2,517
Prepaid expenses and other receivables	2,534	450
Total other prepaid expenses and other receivables	$2,534	$2,967

Refundable value added tax was paid in Indonesia in local currency on the import of PGN FSRU Lampung into the country in 2014. The receivable was recovered by applying subsequent periods net value added tax liabilities against the receivable. As of December 31, 2019, the refundable balance was fully recovered. The charterer provided an advance for the funding of the refundable value added tax on import. Refer to note 14.

9. Investments in joint ventures

	As of December 31,
(in thousands of U.S. dollars)	2019	2018
Accumulated earnings of joint ventures	$3,270	$—
Accumulated losses of joint ventures	$—	$(2,808)

The Partnership has a 50% interest in each of SRV Joint Gas Ltd. (owner of the Neptune) and SRV Joint Gas Two Ltd. (owner of the Cape Ann). The following table presents the summarized financial information of the joint ventures on a 100% combined basis.

	Year ended
	December 31,
(in thousands of U.S. dollars)	2019	2018	2017
Time charter revenues	$77,051	79,654	$84,330
Accrual historical boil-off claim (note 18)	—	—	(23,700)
Other income	7,814	6,684	—
Total revenues	84,865	86,338	60,630
Operating expenses	(18,088)	(21,864)	(17,256)
Depreciation and amortization	(20,524)	(20,065)	(20,244)
Impairment of long-lived assets (1)	(149)	—	—
Operating income	46,104	44,409	23,130
Unrealized gain (loss) on derivative instruments	(10,418)	16,992	14,388
Other financial expense, net	(24,144)	(26,140)	(27,854)
Net income (loss)	$11,542	35,261	$9,664
Share of joint ventures owned	50%	50%	50%
Share of joint ventures net income (loss) before eliminations	5,771	17,631	4,832
Eliminations	307	307	307
Equity in earnings (losses) of joint ventures	$6,078	17,938	$5,139

(1)	At the completion of the class renewal survey of the Neptune, certain equipment was identified that was impaired.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	As of
	December 31,
(in thousands of U.S. dollars)	2019	2018
Cash and cash equivalents	$17,897	$7,958
Restricted cash	9,250	13,844
Other current assets	973	1,894
Total current assets	28,120	23,696
Restricted cash	34,650	25,448
Vessels, net of accumulated depreciation	521,060	539,324
Deferred charges	—	194
Total long-term assets	555,710	564,966
Current portion of long-term debt	28,297	26,599
Amounts and loans due to owners and affiliates	629	1,215
Derivative instruments	13,089	10,178
Refund liabilities	26,691	26,055
Other current liabilities	10,327	8,924
Total current liabilities	79,033	72,971
Long-term debt	375,091	403,052
Loans due to owners and affiliates	7,663	7,071
Derivative instruments	59,070	51,563
Other long-term liabilities	40,952	43,526
Total long-term liabilities	482,776	505,212
Net assets (liabilities)	$22,021	$10,479
Share of joint ventures owned	50%	50%
Share of joint ventures net assets (liabilities) before eliminations	11,011	5,240
Eliminations	(7,741)	(8,048)
Accumulated earnings (losses) of joint ventures	$3,270	$(2,808)

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

10. Advances to joint ventures

	As of
	December 31,
(in thousands of U.S. dollars)	2019	2018
Current portion of advances to joint ventures	$—	$—
Long-term advances to joint ventures	3,831	3,536
Advances/shareholder loans to joint ventures	$3,831	$3,536

The Partnership had advances of $3.0 million and $2.8 million due from SRV Joint Gas Ltd. as of December 31, 2019 and 2018, respectively. The Partnership had advances of $0.8 million and $0.7 million due from SRV Joint Gas Two Ltd. as of December 31, 2019 and 2018, respectively.

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

As of September 30, 2017, the joint ventures suspended payments on the shareholder loans pending the outcome of the boil-off claim. Accordingly, the outstanding balance on the shareholder loans is classified as long-term as of December 31, 2019 and December 31, 2018. Refer to note 18 under “Joint ventures claims and accruals.” The advances, including accrued interest, can be repaid based on available cash after servicing of long-term bank debt. There are no financial covenants in the joint ventures’ bank debt facilities, but certain other covenants and restrictions apply. Certain conditions apply to making distributions for the shareholder loans or dividends, including meeting a 1.20 historical and projected debt service coverage ratio. As of December 31, 2019, both the 1.20 historical and projected debt service coverage ratios were met by the joint venture owning the Neptune. As a result, the joint venture owning the Neptune qualifies to make payments on the shareholder loans or other distributions. As of December 31, 2019, the 1.20 historical debt service coverage ratio was met, however, the projected debt service coverage ratio was not met by the joint venture owning the Cape Ann. As a result, no payments on the shareholder loans or other distributions can be made by joint venture owning the Cape Ann until the debt service coverage ratio is met in future periods.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

11. Vessels and other equipment

		Dry-
(in thousands of U.S. dollars)	Vessel	docking	Total
Historical cost December 31, 2017	$706,458	6,667	$713,125
Additions	257	—	257
Historical cost December 31, 2018	706,715	6,667	713,382
Depreciation for the year	(19,387)	(1,600)	(20,987)
Accumulated depreciation December 31, 2018	(50,871)	(4,200)	(55,071)
Vessels, net December 31, 2018	655,844	2,467	658,311

Historical cost December 31, 2018	706,715	6,667	713,382
Additions	183	3,107	3,290
Historical cost December 31, 2019	706,898	9,774	716,672
Depreciation for the year	(19,393)	(1,777)	(21,170)
Accumulated depreciation December 31, 2019	(70,264)	(5,977)	(76,241)
Vessels, net December 31, 2019	$636,634	3,797	$640,431

As of December 31, 2019 and 2018, other equipment consists principally of warehouse, office equipment and computers. As of January 1, 2019, other equipment includes a right-of-use asset due to the adoption of the revised guidance for leases. Refer to note 2. Adoption of the new leasing standard resulted in recording a right-of-use assets and lease liability for operating leases of $0.15 million and $0.15 million, respectively, as of January 1, 2019. Other equipment of $845 and $817 is recorded net of accumulated depreciation of $679 and $372 in the consolidated balance sheet as of December 31, 2019 and 2018, respectively. As of December 31, 2019, the right-of-use assets and lease liability for operating leases was $91. Depreciation expense for other equipment was $307, $159 and $79 for the years ended December 31, 2019, 2018 and 2017, respectively.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

12. Intangibles and goodwill

(in thousands of U.S. dollars)	Above market time charter	Option for time charter extension	Total Intangibles	Goodwill	Total
Historical cost December 31, 2017	$22,760	8,000	30,760	251	$31,011
Amortization for the year	(3,631)	—	(3,631)	—	(3,631)
Accumulated amortization, December 31, 2018	(10,272)	—	(10,272)	—	(10,272)
Intangibles and goodwill, December 31, 2018	12,488	8,000	20,488	251	20,739

Historical cost December 31, 2018	22,760	8,000	30,760	251	31,011
Additions	—	—	—	—	—
Historical cost December 31, 2019	22,760	8,000	30,760	251	31,011
Amortization for the year	(3,631)	—	(3,631)	—	(3,631)
Accumulated amortization, December 31, 2019	(13,903)	—	(13,903)	—	(13,903)
Intangibles and goodwill, December 31, 2019	$8,857	8,000	16,857	251	$17,108

The following table presents estimated future amortization expense for the intangibles:

(in thousands of U.S. dollars)	Total
2020	$3,053
2021	2,755
2022	2,755
2023	2,755
2024	2,762
2025 and thereafter	$2,777

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

13. Long-term debt

	As of December 31,
(in thousands of U.S. dollars)	2019	2018
Lampung facility:
Export credit tranche	$94,210	$109,096
FSRU tranche	22,812	26,988
Gallant facility:
Commercial tranche	—	111,264
Export credit tranche	—	29,333
Grace facility:
Commercial tranche	—	135,813
Export credit tranche	—	27,750
$385 million facility:
Commercial tranche	249,635	—
Export credit tranche	51,167	—
Revolving credit tranche	48,300	—
Outstanding principal	466,124	440,244
Lampung facility unamortized debt issuance cost	(4,309)	(5,809)
Gallant facility unamortized fair value of debt assumed	—	215
Grace facility unamortized fair value of debt assumed	—	895
$385 million facility unamortized debt issuance costs	(4,854)	—
Total debt	456,961	435,545
Less: Current portion of long-term debt	(44,660)	(45,458)
Long-term debt	$412,301	$390,087

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

The FSRU tranche has an interest rate of LIBOR plus a margin of 3.4%. The interest rate for the export credit tranche is LIBOR plus a margin of 2.3%. The FSRU tranche is repayable quarterly over 7 years with a final balloon payment of $16.5 million. The export credit tranche is repayable in quarterly installments over 12 years assuming the balloon payment of the FSRU tranche is refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the outstanding balance upon maturity of the FSRU tranche. The weighted average interest rate, excluding the impact of the associated interest rate swaps, for the years ended December 31, 2019 and 2018 was 6.2% and 5.9% respectively.

The primary financial covenants under the Lampung facility are as follows:

▪	Borrower must maintain a minimum debt service coverage ratio of 1.10 to 1.00 for the preceding nine-month period tested on each quarterly repayment date;
▪	Guarantor’s book equity must be greater than the higher of (i) $200 million and (ii) 25% of total assets; and
▪	Guarantor’s free liquid assets (cash and cash equivalents or available draws on credit facilities) must be greater than $20 million.

As of December 31, 2019 and 2018, the Borrower and the guarantor were in compliance with the financial covenants.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Höegh LNG, as guarantor, has issued the following guarantees related to the Lampung facility that remain in effect as of December 31, 2019: (a) an unconditional and irrevocable on-demand guarantee for the repayment of the balloon repayment installment of the FSRU tranche callable only at final maturity of the FSRU tranche; (b) an unconditional and irrevocable on-demand guarantee for all amounts due in respect of the export credit agent in the event that the export credit agent exercises its prepayment right for the export credit tranche if the FSRU tranche is not refinanced; and (c) undertaking that, if the time charter is terminated for an event of vessel force majeure, that under certain conditions, a guarantee will be provided for the outstanding debt, less insurance proceeds for vessel force majeure. In addition, all project agreements and guarantees are assigned to the bank syndicate and the export credit agent, all cash accounts and the shares in PT Hoegh LNG Lampung and Hoegh LNG Lampung Pte. Ltd. are pledged in favor of the bank syndicate and the export credit agent.

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

Gallant/Grace facility

The Gallant/Grace facility included two borrowers, the Partnership's subsidiaries owning the Höegh Gallant and the Höegh Grace. The Gallant/Grace facility included two commercial tranches and the export credit tranche related to the Höegh Gallant (the “Gallant facility”) and a commercial tranche and the export credit tranche related to the Höegh Grace (the “Grace facility”). All of the tranches under the Gallant/Grace facility were cross-defaulted, cross-collateralized and cross-guaranteed. The obligations of the Borrowers were joint and several. The interest rates varied by tranche. Höegh LNG, Höegh LNG Colombia Holding Ltd., Höegh LNG FSRU III Ltd. and the Partnership were guarantors for the facility.

On January 31, 2019, the outstanding balance and the accrued interest of $303.2 million and $1.6 million, respectively, on the Gallant/Grace facility was repaid from the proceeds of the $385 million facility. The unamortized balance of the fair value of debt assumed, or premium, was recorded as a gain when the debt was extinguished. Refer to note 6. The interest rate swaps related to the Gallant/Grace facility were terminated on the same date. Refer to note 17.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

$385 million facility

On January 29, 2019, the Partnership entered a loan agreement with a syndicate of banks to refinance the outstanding balances of the Gallant/Grace facility. Höegh LNG Partners LP is the borrower (the “Borrower”) for the senior secured term loan and revolving credit facility (the “$385 million facility”). The aggregate borrowing capacity is $320 million on the senior secured term loan and $63 million on the revolving credit tranche. Hoegh LNG Cyprus Limited, which owns the Höegh Gallant, and Höegh LNG FSRU IV Ltd., the owner of the Höegh Grace (collectively, the "Vessel Owners"), Höegh LNG Colombia S.A.S., and Höegh LNG Egypt LLC, a subsidiary of Höegh LNG, are guarantors for the facility (collectively, the "guarantors"). The facility is secured by, among other things, a first priority mortgage of the Höegh Gallant and the Höegh Grace, an assignment of the Hoegh LNG Cyprus Limited’s, Höegh LNG Egypt LLC’s, Höegh LNG FSRU IV Ltd.’s, Höegh LNG Colombia S.A.S.’s rights under their respective time charters and earnings and a pledge of the Borrower’s and Guarantor’s cash accounts. The Partnership and its subsidiaries have provided a pledge of shares in Hoegh LNG Cyprus Limited, Höegh LNG FSRU IV Ltd. and Höegh LNG Colombia S.A.S., and Höegh LNG has provided a pledge of its shares in Höegh LNG Egypt LLC as security for the facility.

The senior secured term loan related to the $385 million facility includes a commercial tranche and the export credit tranche. Each tranche is divided into two term loans for each of the Höegh Gallant and the Höegh Grace.

On January 31, 2019, the Partnership drew $320 million under the commercial and the export credit tranches on the $385 million facility to settle $303.2 million and $1.6 million of the outstanding balance and accrued interest, respectively, on the Gallant/Grace facility and used proceeds of $5.5 million to pay arrangement fees due under the $385 million facility. The remaining proceeds of $9.6 million were used for general partnership purposes. On August 12, 2019, the Partnership drew $48.3 million under the revolving credit tranche of the $385 million facility, of which $34.0 million was used to repay part of the outstanding balance on the $85 million revolving credit facility due to Höegh LNG.

The commercial tranche and the revolving credit tranche related to the $385 million facility have an interest rate of LIBOR plus a margin of 2.30%. The commitment fee on the undrawn portion of the revolving credit tranche is approximately 1.6%. The interest rate for the export credit tranche related to the $385 million facility have fixed interest rates and guarantee commissions of 3.98% and 3.88% on the term loans related to the Höegh Gallant and the Höegh Grace, respectively. The commercial tranche is repayable quarterly with a final balloon payment of $136.1 million due in January 2026. The term loans for export credit tranche related to the Höegh Gallant and the Höegh Grace are repayable in quarterly installments with the final payments in October 2026 and April 2028, respectively, assuming the balloon payments of the commercial tranches are refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the total outstanding balance on both the terms loans of the export credit tranche of $9.5 million upon maturity of the commercial tranche. Any outstanding balance on the revolving credit facility is due in full in January 2026. The weighted average interest rate, excluding the impact of the associated interest rate swaps, for the year ended December 31, 2019 was 4.7%.

The primary financial covenants under the $385 million facility are as follows:

•	The Partnership must maintain

o	Consolidated book equity (excluding hedge reserves and mark to market value of derivatives) equal to the greater of

▪	25% of total assets, and

▪	$150 million

o	Consolidated working capital (current assets, excluding intercompany receivables and marked-to-market value of any financial derivative, less current liabilities, excluding intercompany payables, marked-to-market value of any financial derivative and the current portion of long-term debt) shall at all time be greater than zero
o	Minimum liquidity (cash and cash equivalents and available draws under a bank credit facility for a term of more than 12 months) equal to the greater of

▪	$15 million, and

▪	$2.5 million multiplied by the number of vessels owned or leased by the Partnership (prorated for partial ownership), subject to a cap of $20 million

o	A ratio of combined EBITDA for the Vessel Owners to debt service (principal repayments, guarantee commission, commitment fees and interest expense) for the preceding twelve months of a minimum of 115%

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

As of December 31, 2019, the Borrower and the Vessel Owners were in compliance with the financial covenants.

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

Under the $385 million facility, cash accounts are freely available for the use of the Borrower and the guarantors, unless there is an event of default. Events of default include, among other things, change of control of the Partnership due to the failure of Höegh LNG to own at least 25% of the Partnership’s common units. Cash can be distributed as dividends or to service loans of owners and affiliates provided that after the distribution the Borrower and the guarantors would remain in compliance with the financial covenants. The $385 million facility limits, among other things, the ability of the Borrower and the guarantors to change their business, grant liens on the Höegh Gallant or the Höegh Grace, incur additional indebtedness that is not at pari passu with the $385 million facility, enter into intercompany debt that is not subordinated to the $385 million facility and for the Vessel Owners to make investments or acquisitions.

The principal on long-term debt outstanding as of December 31, 2019 was repayable as follows:

(in thousands of U.S. dollars)	Total
2020	$44,660
2021	123,557
2022	25,597
2023	25,597
2024	25,597
2025 and thereafter	221,116
Total	$466,124

The table includes the maturity of the FSRU tranche of the Lampung facility in 2021 and assumes the exercise of the prepayment right for the export credit tranche of the Lampung facility in the same period.

14. Accrued liabilities and other payables

	As of December 31,
(in thousands of U.S. dollars)	2019	2018
Accrued operating and administrative expenses	$3,314	$3,004
Accrued property tax	3,033	—
Accrued interest	2,850	—
Current tax payable	818	1,375
Refund liabilities (note 5)	125	1,834
Current portion of advance for refundable value added tax	—	429
Lease liability (note 2 and note 11)	75	—
Other accruals and payables	949	816
Total accrued liabilities and other payables	$11,164	$7,458

Refer to note 5 for additional information on the refund liability to charterers. During 2019, the advance from the charterer for refundable value added tax was fully repaid. On January 1, 2019, the Partnership adopted the new leasing standard. Refer to notes 2 and 11.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

15. Related party transactions

Income (expenses) from related parties

As described in Related party agreements below, subsidiaries of Höegh LNG have provided administrative services to the Partnership and ship management and/or technical support services for the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace.

Amounts included in the consolidated statements of income for the years ended December 31, 2019, 2018 and 2017 or included in the consolidated balance sheets as of December 31, 2019 and 2018 are as follows:

(in thousands of U.S. dollars)	2019	2018	2017
Revenues
Time charter revenue Höegh Gallant (1)	$47,173	47,108	$46,382
Time charter and construction contract revenues indemnified by/refunded to Höegh LNG (2)	—	—	(2,496)
Operating expenses
Vessel operating expenses (3)	(24,523)	(21,520)	(21,124)
Hours, travel expense and overhead (4) and Board of Directors' fees (5)	(4,072)	(3,671)	(3,284)
Financial (income) expense
Interest income from joint ventures (6)	295	273	370
Interest expense and commitment fees to Höegh LNG (7)	(1,882)	(2,938)	(3,934)
Total	$16,991	19,252	$15,914

	As of
Balance sheet	December 31,
(in thousands of U.S. dollars)	2019	2018
Equity
Cash contribution from Höegh LNG (8)	$—	$1,701
Repayment of indemnification received from Höegh LNG (8)	(64)	(2,353)
Issuance of units for Board of Directors' fees (5)	194	200
Other and contribution from owner (9)	485	472
Total	$615	$20

1)	Time charter revenue Höegh Gallant: A subsidiary of Höegh LNG, EgyptCo, leases the Höegh Gallant.
2)	Time charter revenues indemnified by/refunded to Höegh LNG: As described under “Indemnifications” below, the Partnership refunded to Höegh LNG certain previous indemnification payments in 2017.
3)	Vessel operating expenses: Subsidiaries of Höegh LNG provides ship management of vessels, including crews and the provision of all other services and supplies.
4)	Hours, travel expenses and overhead: Subsidiaries of Höegh LNG provide management, accounting, bookkeeping and administrative support under administrative service agreements. These services are charges based upon the actual hours incurred for each individual as registered in the time-write system based on a rate which includes a provision for overhead and any associated travel expenses.
5)	Board of Directors’ fees: Total Board of Directors’ fees were $496, $501 and $467 for the years ended December 31, 2019, 2018 and 2017, respectively. Part of the compensation is awarded as common units of the Partnership. Effective June 4, 2019, a total of 11,180 common units of the Partnership were awarded to non-employee directors as compensation of $194 for part of directors’ fees for 2019 under the Höegh LNG Partners LP Long Term Incentive Plan. Effective June 6, 2018 and May 22, 2017, a total of 11,050 and 9,805 common units, respectively, of the Partnership were awarded to non-employee directors as compensation of $200 and $189, respectively, for part of directors’ fees for 2018 and 2017. The awards were recorded as administrative expense and as an issuance of common units. Common units are recorded when issued.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

6)	Interest income from joint ventures: The Partnership and its joint venture partners have provided subordinated financing to the joint ventures as shareholder loans. Interest income for the Partnership’s shareholder loans to the joint ventures is recorded as interest income.
7)	Interest expense and commitment fees to Höegh LNG and affiliates: Höegh LNG and its affiliates provided an $85 million revolving credit facility for general partnership purposes. The Partnership incurred a commitment fee on the undrawn balance until January 29, 2018 and an interest expense on the drawn balance. A seller’s credit note to finance part of the Höegh Gallant acquisition incurred interest expense until it was repaid in October 2017.
8)	Cash contribution from/ distribution to Höegh LNG: As described under “Indemnifications” below, Höegh LNG made indemnification payments to the Partnership or received refunds of indemnification from the Partnership which were recorded as contributions or distributions to equity.
9)	Other and contribution from owner: Höegh LNG granted share-based incentives to certain key employees whose services benefit the Partnership. Related expenses are recorded as administrative expenses and as a contribution from owner since the Partnership is not invoiced for this employee benefit. Effective March 21, 2019 and September 14, 2018, the Partnership granted or extended the terms for 10,917 and 28,018 phantom units, respectively, to the Chief Executive Officer and Chief Financial Officer of the Partnership. Related expenses are recorded as an administrative expense and as increase in equity.

Acquisitions from Höegh LNG: Effective January 1, 2017 and December 1, 2017, the Partnership acquired a 51% and a 49% interest in the Höegh Grace entities from Höegh LNG. Refer to note 3. The Partnership’s Board of Directors (the “Board”) and the Conflicts Committee of the Board (the “Conflicts Committee”) approved the purchase prices for the acquisitions. The Conflicts Committee retained financial advisors to assist with its evaluation of the transactions.

Dividends to Höegh LNG: The Partnership has declared and paid quarterly distributions totaling $28.4 million, $28.2 million and $27.0 million to Höegh LNG for each of the years ended December 31, 2019, 2018 and 2017, respectively.

Receivables and payables from related parties

Amounts due from affiliates

	As of
	December 31,
(in thousands of U.S. dollars)	2019	2018
Amounts due from affiliates	$4,296	$4,328

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Amounts, loans and promissory note due to owners and affiliates

	As of
	December 31,
(in thousands of U.S. dollars)	2019	2018
Amounts due to owners and affiliates	$2,513	$2,301

As of December 31, 2019 and 2018 amounts due to owners and affiliates principally relate to trade payables for services provided by subsidiaries of Höegh LNG.

Revolving credit facility

	As of
	December 31,
(in thousands of U.S. dollars)	2019	2018
Revolving credit facility	$8,792	$39,292

In August 2014, upon the closing of the IPO, the Partnership entered into an $85 million revolving credit facility with Höegh LNG, to be used to fund acquisitions and working capital requirements of the Partnership. The credit facility is unsecured and was repayable on January 1, 2020. On May 28, 2019, the repayment date on the $85 million revolving credit facility was extended to January 1, 2023 and the terms amended for the interest rate to be LIBOR plus a margin of 1.4% in 2019, 3.0% in 2020 and 4.0% thereafter. The outstanding revolving credit facility had a weighted average interest rate for the years ended December 31, 2019 and 2018 of 6.6% and 6.3%, respectively

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

(iii)	An administrative services agreement with Hoegh LNG Services Ltd., UK (“Höegh UK”), pursuant to which Höegh UK provided certain administrative services to the Partnership. This agreement expired during 2019; and

(iv)	Höegh UK entered into administrative services agreements with Höegh LNG AS (“Höegh Norway”) and Leif Höegh (U.K.) Limited, pursuant to which Höegh Norway and Leif Höegh (U.K.) Limited provided Höegh UK certain administrative services. Additionally, the operating company entered into an administrative services agreement with Leif Höegh (U.K.) Limited to allow Leif Höegh (U.K.) Limited to provide services directly to the operating company. Each of these agreements expired, or were terminated by mutual agreement, during 2019.

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

In December 2019, the Partnership and the operating company entered an administrative services agreement with Höegh Norway, pursuant to which Höegh Norway provides certain administrative services to the Partnership.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Indemnifications

Environmental indemnifications:

Under the omnibus agreement, Höegh LNG agreed to indemnify the Partnership until August 12, 2019 against certain environmental and toxic tort liabilities with respect to the assets contributed or sold to the Partnership to the extent arising prior to the time they were contributed or sold to the Partnership. No indemnification claims were filed for environmental liabilities under the agreement prior to its expiration.

Other indemnifications:

Under the omnibus agreement Höegh LNG also agreed to indemnify the Partnership for losses:

1.	related to certain defects in title to the assets contributed or sold to the Partnership and any failure to obtain, prior to the time they were contributed to the Partnership, certain consents and permits necessary to conduct the business, which liabilities arose within three years after the closing of the IPO;

2.	related to certain tax liabilities attributable to the operation of the assets contributed or sold to the Partnership prior to the time they were contributed or sold;

3.	in the event that the Partnership did not receive hire rate payments under the PGN FSRU Lampung time charter for the period commencing on August 12, 2014 through the earlier of (i) the date of acceptance of the PGN FSRU Lampung or (ii) the termination of such time charter. The Partnership was indemnified by Höegh LNG for the September and October 2014 invoices not paid by PGN LNG in 2014 (refer to note 18);

4.	with respect to any obligation to pay liquidated damages to PGN LNG under the PGN FSRU Lampung time charter for failure to deliver the PGN FSRU Lampung by the scheduled delivery date set forth in the PGN FSRU Lampung time charter;

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

For the years ended December 31, 2018 and 2017, the Partnership received indemnification payments from Höegh LNG for non-budgeted expenses (including warranty provisions, other non-budgeted expenses and replacement capital expenditure) of $0.9 million and $1.6 million, respectively, which were recorded as a contribution to equity. Indemnification payments received from Höegh LNG are subject to repayment to the extent the amounts are subsequently recovered from insurance or deemed reimbursable by the charterer.

For the year ended December 31, 2019 and 2018, the Partnership refunded to Höegh LNG approximately $0.1 million and $2.4 million, respectively, related to insurance proceeds received related to the warranty provision and costs for previous years determined to be reimbursable by the charterer. For the year ended December 31, 2017, the Partnership refunded to Höegh LNG approximately $2.5 million related to previously recognized revenue from 2014 that was deemed reimbursable in 2017 and an additional cost recovery of $1.5 million, which was recorded as a cash distribution from equity. Refer to note 18.

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

For the years ended December 31, 2018 and 2017, the Partnership received indemnification payments from Höegh LNG for losses incurred in connection with the time charter with EgyptCo of $0.5 million and $0.5 million, respectively, which were recorded as contributions to equity. Refer to note 18.

Pursuant to an option agreement, the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration of the EgyptCo charter until July 2025.

Under the contribution, purchase and sale agreements entered into with respect to the acquisitions of the 51% and 49% ownership interests in the Höegh Grace entities, Höegh LNG will indemnify the Partnership for:

1.	losses from breach of warranty;

2.	losses related to certain environmental liabilities, damages or repair costs and tax liabilities attributable to the operation of the Höegh Grace prior to the closing date;

3.	any recurring non-budgeted costs owed to tax authorities with respect to payroll taxes, taxes related to social security payments, corporate income taxes (including income tax for equality and surcharge on income tax for equality), withholding tax, port associations, local Cartagena tax, and financial transaction tax, including any penalties associated with taxes to the extent not reimbursed by the charterer;

4.	any non-budgeted losses suffered or incurred in connection with commencement of services under the Höegh Grace charter with SPEC; and

5.	any losses suffered or incurred in relation to the performance guarantee the Partnership provided with respect to the Höegh Grace charter, up to Höegh LNG’s pro rata share of such losses, based on its remaining ownership interest in Höegh LNG Colombia Holding Ltd. This provision is not applicable after December 1, 2019, when the Partnership acquired the remaining 49% interest in the Höegh Grace entities.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

On September 27, 2017, the Partnership entered into an indemnification agreement with Höegh LNG with respect to the boil-off claims under the Neptune and Cape Ann time charters, pursuant to which Höegh LNG will, among other things, indemnify the Partnership for its share of any losses and expenses related to or arising from the failure of either Neptune or Cape Ann to meet the performance standards related to the daily boil-off of LNG under their respective time charters (including any cash impact that may result from any settlement with respect to such claims, including any reduction in the hire rate under either time charter.) For the year ended December 31, 2018 the Partnership received indemnification payments of $0.3 million from Höegh LNG. Indemnification payments were recorded as contributions to equity. Refer to note 18.

16. Financial Instruments

Fair value measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents, restricted cash and cash designated for acquisition – The fair value of the cash, cash equivalents, and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.

Amounts due from (to) owners and affiliates – The fair value of the non-interest bearing receivables or payables approximates their carrying amounts reported in the consolidated balance sheets since the receivables or payables are to be settled consistent with trade receivables and payables.

Derivative instruments – The fair values of the interest rates swaps are estimated based on the present value of cash flows over the term of the instruments based on the relevant LIBOR interest rate curves, adjusted for the subsidiary’s credit worthiness and the credit worthiness of the counterparty to the derivative.

Advances (shareholder loans) to joint ventures – The fair values of the fixed rate subordinated shareholder loans are estimated using discounted cash flow analyses based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the joint ventures.

Lampung, Gallant, Grace and $385 million facilities – The fair values of the variable rate debt are estimated based on the present value of cash flows over the term of the instruments based on the estimated currently available margins and LIBOR interest rates as of the balance sheet date for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

Revolving credit due to owners and affiliates – The fair value of the variable rate debt is estimated based on the present value of cash flows over the term of the instruments based on the estimated currently available margins and LIBOR interest rates as of the balance sheet date for debt with similar terms and remaining maturities and the current credit worthiness of the Partnership.

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

		As of		As of
		December 31, 2019		December 31, 2018
		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
		Asset	Asset	Asset	Asset
(in thousands of U.S. dollars)	Level	(Liability)	(Liability)	(Liability)	(Liability)
Recurring:
Cash and cash equivalents	1	$39,126	39,126	26,326	$26,326
Restricted cash	1	20,693	20,693	19,128	19,128
Derivative instruments	2	(14,935)	(14,935)	(1,498)	(1,498)
Other:
Amounts due from affiliate	2	4,296	4,296	4,328	4,328
Advances (shareholder loans) to joint ventures	2	3,831	4,029	3,536	3,579
Current amounts due to owners and affiliates	2	(2,513)	(2,513)	(2,301)	(2,301)
Lampung facility	2	(112,713)	(119,598)	(130,275)	(142,087)
Gallant facility	2	—	—	(140,812)	(141,538)
Grace facility	2	—	—	(164,458)	(164,210)
$385 million facility	2	(344,248)	(352,219)	—	—
Revolving credit facility due to owners and affiliates	2	$(8,792)	(8,717)	(39,292)	$(38,999)

Financing Receivables

The following table contains a summary of the loan receivables by type of borrower and the method by which the credit quality is monitored on a quarterly basis:

Class of Financing Receivables	Credit Quality		As of December 31,
(in thousands of U.S. dollars)	Indicator	Grade	2019	2018
Trade receivable	Payment activity	Performing	$735	$1,228
Amounts due from affiliate	Payment activity	Performing	4,296	4,328
Advances/ loans to joint ventures	Payment activity	Performing	$3,831	$3,536

The shareholder loans to joint ventures are classified as advances to joint ventures in the consolidated balance sheet. Refer to note 10.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

17. Risk management and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy.

Interest rate risk, derivative instruments and cash flow hedges

Cash flow hedging strategy

The Partnership is exposed to fluctuations in cash flows from floating interest rate exposure on its long-term debt used principally to finance its vessels. Interest rate swaps are used for the management of the floating interest rate risk exposure. The interest rate swaps have the effect of converting a portion of the outstanding debt from a floating to a fixed rate over the life of the interest rate swaps. Interest rate swaps exchange a receipt of floating interest for a payment of fixed interest which reduce the exposure to interest rate variability on the Partnership’s outstanding floating-rate debt over the life of the interest rate swaps. As of December 31, 2019, there are interest rate swap agreements related to the Lampung facility ("Lampung interest rate swaps") and the commercial tranche of the $385 million facility ("$385 million interest rate swaps") floating rate debt that are designated as cash flow hedges for accounting purposes. As of December 31, 2018, there were interest rate swap agreements related to the Lampung and $385 million facilities floating rate debt that were designated as cash flow hedges for accounting purposes. In addition, there were interest rate swap agreements related to the Gallant and Grace facilities floating rate debt. Hedge accounting was discontinued in the fourth quarter of 2018 for these interest rate swaps as a result of firm commitment for the refinancing of the Gallant and Grace facilities which was planned to occur in January 2019. As of January 31, 2019, the commercial and export credit tranches of the $385 million facility were drawn, and the Gallant and Grace facilities were repaid. The interest rate swaps related to the Gallant and Grace facilities were also terminated on the same date. As of December 31, 2019, the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(in thousands of U.S. dollars)	index	amount	liability	Term	(1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$117,022	$(3,610)	Sep 2026	2.800%
$385 million facility swaps (2)	LIBOR	$61,478	$(3,241)	Jan 2026	2.941%
$385 million facility swaps (2)	LIBOR	$61,478	$(2,909)	Oct 2025	2.838%
$385 million facility swaps (2)	LIBOR	$61,478	$(2,699)	Jan 2026	2.735%
$385 million facility swaps (2)	LIBOR	$61,478	$(2,476)	Jan 2026	2.650%

1)	Excludes the margins paid on the floating-rate debt.
2)	All interest rate swaps are U.S. dollar denominated and the notional amount reduces quarterly from the effective date of the interest rate swaps.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The Borrower under the Lampung facility entered five forward starting swap agreements with identical terms for a total notional amount of $237.1 million with an effective date of March 17, 2014. The swaps amortize over 12 years to match the amortization profile of the Lampung facility and subsequent financing and exchange 3-month USD LIBOR variable interest payments for fixed rate payments at 2.8%. The interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest payments on the Lampung facility and subsequent financing. As of December 29, 2014, a prepayment of $7.9 million on the Lampung facility occurred which resulted in an amendment of the original interest rate swaps and the hedge was de-designated for accounting purposes. The other terms of the amended interest rate swaps did not change but the nominal amount of the interest rate swaps was reduced to match the outstanding debt. The amended interest rate swaps were re-designated as a cash flow hedge for accounting purposes.

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

As of December 31, 2018, the Partnership had entered into forward starting interest rate swaps with a nominal amount of $130.0 million to hedge part of the interest rate risk on the floating element of the interest rate for the commercial tranches of the $385 million facility. The Partnership makes fixed payments of 2.941% and 2.838%, based on a nominal amount of $65.0 million for each, in exchange for floating payments. The interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest payments for $130.0 million of the commercial tranches of the $385 million facility which was expected to be drawn and was drawn on January 31, 2019. In February 2019, the Partnership entered into interest rate swaps related to the $385 million facility with a nominal amount of $127.7 million for which the Partnership makes fixed payments of 2.650% and 2.735% based on nominal amount of $63.8 million for each. The interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest payments for $127.7 million of the commercial tranches of the $385 million facility. The export credit tranches have a fixed interest rate and, therefore, no variability in cash flows as a result of changes in interest rates.

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the consolidated balance sheets.

	Current	Long-term	Current	Long-term
	assets:	assets:	liabilities:	liabilities:
	derivative	derivative	derivative	derivative
(in thousands of U.S. dollars)	instruments	instruments	instruments	instruments
As of December 31, 2019
Interest rate swaps	$—	$—	$(2,907)	$(12,028)
As of December 31, 2018
Interest rate swaps	$1,199	$—	$(259)	$(2,438)

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

The following effects of cash flow hedges relating to interest rate swaps are included in gain (loss) on derivative instruments in the consolidated statements of income for the year ended December 31, 2019.

	Year ended
	December 31, 2019
(in thousands of U.S. dollars)	Interest expense	Income tax benefit
Gain (loss) on interest rate swaps in cash flow hedging relationships:
Reclassification from accumulated other comprehensive income included in hedge effectiveness	$(956)	$—
Amortization of amount excluded from hedge effectiveness	966	—
Reclassification discontinued hedge and initial fair value from accumulated other comprehensive income based on amortization approach	(987)	389
Settlement of cash flow hedge	199	—
Total gains (losses) on derivative instruments	$(778)	$389

The settlement of cash flow hedge related to the interest rate swaps for Gallant/Grace facility. The Gallant/Grace interest rate swaps were terminated when the facility was extinguished on January 31, 2019. Due to the termination, the counterparties of the Gallant/Grace interest rate swaps paid settlement amounts resulting in a gain on the settlement of the cash flow hedge.

The following effects of cash flow hedges relating to interest rate swaps are included in total gains (losses) on derivative instruments in the consolidated statements of income for the years ended December 31, 2018 and 2017.

	Year ended
	December 31,
(in thousands of U.S. dollars)	2018	2017
Interest rate swaps:
Ineffective portion of cash flow hedge	$(990)	$(2)
Amortization of amount excluded from hedge effectiveness	2,969	3,320
Reclassification discontinued hedge from OCI	3,557	—
Reclassification from accumulated other comprehensive income	(855)	(855)
Unrealized gains (losses)	4,681	2,463
Realized gains (losses)	—	—
Total gains (losses) on derivative instruments	$4,681	$2,463

For the year ended December 31, 2018, the reclassification to earnings from OCI for the discontinued cash flow hedges relates to Gallant/Grace facility which was to be refinanced on January 31, 2019. The accumulated other comprehensive income balance for the cash flow hedge is reclassified to earnings when the hedged future cash flows are no longer expected to occur.

The effect of cash flow hedges relating to interest rate swaps and the related tax effects on other comprehensive income, changes in accumulated other comprehensive income (“OCI”) and on earnings is as follows as of and for the year ended December 31, 2019.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

	Cash Flow Hedge
	Accumulated other comprehensive income			Earnings
(in thousands of U.S. dollars)	Before tax gains (losses)	Tax benefit (expense)	Accumulated OCI: Net of tax	Interest expense	Tax benefit
Accumulated OCI as of December 31, 2018	$(5,902)	565	$(5,337)
Initial value of interest rate swap to be recognized in earnings on amortization approach	(625)	—	(625)
Effective portion of unrealized loss on cash flow hedge	(13,535)	—	(13,535)
Reclassification from accumulated other comprehensive income included in hedge effectiveness	956	—	956	(956)	—
Reclassification discontinued hedge and initial fair value from accumulated other comprehensive income based on amortization approach	987	(389)	598	(987)	389
Other comprehensive income for period	(12,217)	(389)	(12,606)
Accumulated OCI as of December 31, 2019	$(18,119)	176	$(17,943)
Gain (loss) reclassified to earnings				$(1,943)	$389

The effect of cash flow hedges relating to interest rate swaps and the related tax effects on other comprehensive income and changes in accumulated other comprehensive income (“OCI”) is as follows as of and for the years ended December 31, 2018 and 2017.

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

As of December 31, 2019, the estimated amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months is $3.2 million.

Foreign exchange risk

All financing, interest expenses from financing and most of the Partnership’s revenue and expenditures for vessel improvements are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the years ended December 31, 2019, 2018 and 2017, no derivative instruments have been used to manage foreign exchange risk.

HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Credit risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables, amounts due from affiliates and interest rate swap agreements. Further, the Partnership has future exposure for Höegh LNG’s ability to make payments to the Partnership for future time charter hire under the option exercised for the Höegh Gallant and for indemnification payments related to the boil-off claim for the joint ventures. Refer to note 18. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers’ or counterparty’s financial condition. PGN guarantees PGN LNG's obligations under the PGN FSRU Lampung time charter. The other time charters do not have parent company guarantees.

Concentrations of risk

Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables, amounts due from affiliates and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. The Partnership does not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are three charterers so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the customer’s financial condition. No allowance for doubtful accounts, or impairment loss, was recorded for the years ended December 31, 2019 and 2018. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should the time charters for the PGN FSRU Lampung or the Höegh Grace terminate prematurely, or Höegh LNG prematurely terminate the Subsequent Charter for the Höegh Gallant, or the option to acquire the PGN FSRU Lampung be exercised, there could be delays in obtaining new time charters and the hire rates could be lower depending upon the prevailing market conditions.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

18. Commitments and contingencies

Contractual commitments

As of December 31, 2019, there were no material contractual purchase commitments.

Claims and Contingencies

Joint ventures claims and accruals

Under the Neptune and the Cape Ann time charters, the joint ventures undertake to ensure that the vessel meets specified performance standards at all times during the term of the time charters. The performance standards include the vessel not exceeding a maximum average daily boil-off of LNG, subject to certain contractual exclusions, as specified in the time charter. Pursuant to the charters, the hire rate is subject to deduction by the charterer by, among other things, sums due in respect of the joint ventures’ failure to satisfy the specified performance standards during the period. The charterer requested that the joint ventures calculate and present the boil-off since the beginning of the charters, compared with maximum average daily boil-off allowed under the time charter. The charters for the Neptune and Cape Ann started in 2009 and 2010, respectively. On September 8, 2017, the charterer notified the joint ventures that it was formally making a claim for compensation in accordance with the provisions of the charters for a stated quantity of LNG exceeding the maximum average daily boil-off since the beginning for the charters. The claim asserted a gross amount of compensation of $58 million for the excess boil-off volume but the claim recognized that the calculations for the amount required adjustment for allowable exclusions under the charters. Accruals are recorded for loss contingencies or claims when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. As of September 30, 2017, the joint ventures determined the liability associated with the boil-off claim was probable and could be reasonably estimated resulting in a total accrual of $23.7 million which was recorded as a reduction of time charter revenues in the third quarter of 2017. The Partnership’s 50% share of the accrual was approximately $11.9 million, which remained unchanged as of December 31, 2017. As a precaution, the joint ventures have suspended payments on their shareholder loans as of September 30, 2017 pending the outcome of the boil-off claim. Refer to note 10. The charterer and the joint ventures referred the claim to arbitration. The charterer's claim as submitted in the arbitration request was for a gross amount of $52 million, covering a shorter time period for the time period for the first performance period as defined in the time charters, as well as interest and expenses. The charterer reserved it right to make a further claim with respect to subsequent performance periods. Subsequently, the charterer and the joint ventures asked the arbitration tribunal for a partial determination on certain key contractual interpretations and the proceedings commenced in November 2018.

In March 2019, the tribunal’s determination was received. The determination did not cover all the questions of contractual interpretation on which there is disagreement between the parties. With the exception of one issue, the tribunal’s conclusions on the contractual interpretations were unambiguous. For the remaining issue related to the calculation of a deduction from the gross claim, the tribunal did not specify how the deduction should be determined. As a result, there remained significant uncertainty in the evaluation of the potential outcome of the boil-off claim. Based on the tribunal's determination, the joint ventures updated their estimates to cover the period from the start of the time charters to December 31, 2018. Accordingly, the range of estimates is not directly comparable to the $52 million gross claim initially raised by the charterer through the end of the defined performance period. Depending on interpretations of the tribunal’s determination for the deduction to the gross claim and the other disputed contractual provisions, the joint ventures estimate that their aggregate liability associated with the boil-off claim is in the millions of dollars and could range between the mid-to-upper teens to the mid-$30's, of which the Partnership’s share would be 50%. Based upon the additional information from the tribunal’s determination and updated estimates of the potential range of liability, the joint ventures concluded the existing accrual of $23.7 million continued to represent their best estimate of the probable liability as of December 31, 2018. Accordingly, the accrual was unchanged as of December 31, 2018. The Partnership’s 50% share of the accrual remained at approximately $11.9 million as of December 31, 2018.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

On June 14, 2019, the charterer served an updated claim submission for approximately $54 million to the tribunal, incorporating claims for the second performance period and certain other claims. The owners did not agree with the charterer's claims or its interpretation of the deduction to the gross claim in accordance with the tribunal's determination. The joint ventures assessed the additional information available and updated the estimates for the potential range of outcomes for each quarter durng 2019. The joint ventures concluded the recorded accrual continued to be the best estimate within the range.

The parties have continued discussions with the objective of reaching a negotiated solution to settle the boil-off claim. In February 2020, each of the joint ventures and the charterer reached a commercial settlement addressing all the past and future claims related to boil-off with respect to the Neptune and the Cape Ann. The settlement amount is in line with the accrual made by the joint ventures. Accordingly, the accrual was unchanged as of December 31, 2019. The settlement reached was subject to executing final binding agreements between the parties and the necessary board of directors’ and lenders’ approvals. The final settlement and release agreements were signed on and had an effective date of April 1, 2020. Refer to note 23. Among other things, the settlement provides that 1) the boil-off claim, up to the effective date of the settlement agreements, will be settled for an aggregate amount of $23.7 million, paid in instalments during 2020, 2) the costs of arbitration will be equally split between the parties and each party will settle its legal and other costs, 3) the joint ventures have or will implement technical upgrades on the vessels at their own cost to minimize boil-off, and 4) the relevant provisions of the time charters will be amended regarding the computation and settlement of prospective boil-off claims.

Höegh LNG and the other major owner guarantee the performance and payment obligations of the joint ventures under the time charters.

The Partnership will be indemnified by Höegh LNG for its share of the cash impact of the settlement, the arbitration costs and any legal expenses, the technical modifications of the vessels and any prospective boil-off claims or other direct impacts of the settlement agreement. The remaining costs to be incurred for the technical modifications of the vessels are estimated to be $0.8 million, of which the Partnership’s 50% share would be $0.4 million. Höegh LNG will indemnify the Partnership for the Partnership’s share of such costs. For the year ended December 31, 2018 the Partnership received indemnification payments of $0.3 million from Höegh LNG, related to the boil-off claim. Indemnification payments were recorded as contributions to equity. Refer to note 15.

Indonesian corporate income tax

Based upon the Partnership’ s experience in Indonesia, tax regulations, guidance and interpretation in Indonesia may not always be clear and may be subject to alternative interpretations or changes in interpretations over time. The Partnership’s Indonesian subsidiary is subject to examination by the Indonesian tax authorities for the years from 2015 through 2018 for up to five years following the completion of a fiscal year. As a result, it is likely there will be an examination by the Indonesian tax authorities for the tax return for 2015 during 2020. For December 31, 2019, the Indonesian subsidiary plans to request a refund for overpayment of estimated taxes for 2019 when filing the 2019 tax return which will result in an automatic examination of the tax return for the year ended December 31, 2019. The examinations may lead to ordinary course adjustments or proposed adjustments to the Partnership’s taxes with respect to years under examination. In December 2018, the examination for the years 2013 and 2014 was completed. Refer to note 7 for additional information. Future examinations may or may not result in changes to the Partnership’ s provisions on tax filings from 2015 through 2019. As of December 31, 2019, the unrecognized tax benefits for uncertain tax positions were $2.3 million.

Indonesian property tax

The Partnership's Indonesian subsidiary was assessed for Land and Building tax (“property tax”) and penalties of $3.0 million by the Indonesian authorities for the period from 2015 through 2019. The assessment was due to the issuance of the Indonesian Minister of Finance’s Decree No. 186/PMK.03/2019 (“PMK 186/2019”) which defines FSRUs as a “Building” subject to the tax. The Partnership’s Indonesian subsidiary plans to appeal the assessment. Depending on the level of appeal pursued, the appeal process could take a number of years to conclude. There can be no assurance of the result of the appeal or whether the Indonesian subsidiary will prevail. As a result, the property tax and penalties were expensed for the year ended December 31, 2019. Until the appeal is concluded, the Indonesian subsidiary will be required to pay an annual property tax of approximately $0.6 million. Property tax and penalties were reported as a component of vessel operating expense for the year ended December 31, 2019.

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

For the years ended December 31, 2018 and 2017, the Partnership received indemnification payments from Höegh LNG for non-budgeted expenses (including warranty provisions, other non-budgeted expenses and replacement capital expenditure) of $0.9 million and $1.6 million, respectively, which were recorded as a contribution to equity. Indemnification payments received from Höegh LNG are subject to repayment to the extent the amounts are subsequently recovered from insurance or deemed reimbursable by the charterer.

For the year ended December 31, 2019 and 2018, the Partnership refunded to Höegh LNG approximately $0.1 million and $2.4 million, respectively, related to insurance proceeds received related to the warranty provision and costs for previous years determined to be reimbursable by the charterer. For the year ended December 31, 2017, the Partnership refunded to Höegh LNG approximately $2.5 million related to previously recognized revenue from 2014 that was deemed reimbursable in 2017 and an additional cost recovery of $1.5 million, which was recorded as a cash distribution from equity. Refer to note 15.

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

For the years ended December 31, 2018 and 2017, the Partnership received indemnification payments from Höegh LNG for losses incurred in connection with the time charter with EgyptCo of $0.5 million and $0.5 million, respectively, which were recorded as contributions to equity. Refer to note 15.

19. Supplemental cash flow information

	Year ended December 31,
(in thousands of U.S. dollars)	2019	2018	2017
Supplemental disclosure of non-cash investing activities
Non-cash expenditures for vessel and other equipment	$—	(229)	$—
Non-cash acquisition of non-controlling interest for the remaining 49% interest in the Höegh Grace entities	—	—	41,362
Supplemental disclosure of non-cash financing activities
Non-cash revolving credit facility draw for the acquisition of non-controlling interest for the remaining 49% interest in the Höegh Grace entities	$—	—	$41,362

Refer to note 3 for Business combinations.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

20. Issuance of common units and Series A Preferred Units

From the commencement of the Prior ATM program in January 2018 through December 31, 2019, the Partnership sold 2,025,590. Series A preferred units and 306,266 common units and received net proceeds of $51.7 million and $5.6 million, respectively. The compensation paid to the Agent for such sales was $1.0 million.

For the year ended December 31, 2019, the Partnership sold 53,160 common units at an average gross sales price of $19.6 per unit for net proceeds, after sales commissions, of $1.0 million. For the year ended December 31, 2019, the Partnership sold 496,520 Series A preferred units at an average gross sales price of $26.79 per unit for net proceeds, after sales commissions, of $13.1 million. The Partnership has paid an aggregate of $0.2 million in sales commissions to the Agent in connection with such sales for the period ended December 31, 2019. Proceeds in the table below are included for all units issued for the year ended December 31, 2019.

	Year ended December 31, 2019
(in thousands of U.S. dollars)	Common units	Series A Preferred Units	Total
Gross proceeds for units issued	$1,042	13,298	$14,340
Less: Commissions	(13)	(233)	(246)
Net proceeds for units issued	$1,029	13,065	$14,094

For the year ended December 31, 2018, the Partnership sold 253,106 common units at an average gross sales price of $18.26 per unit for net proceeds, after sales commissions, of $4.6 million. For the year ended December 31, 2018, the Partnership sold 1,529,070 Series A preferred units at an average gross sales price of $25.74 per unit for net proceeds, after sales commissions, of $38.7 million. The Partnership has paid an aggregate of $0.8 million in sales commissions to the Agent in connection with such sales for the period ended December 31, 2018. Proceeds in the table below are included for all units issued for the year ended December 31, 2018.

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

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

21. Common, subordinated and preferred units

The following table shows the movements in the number of common units, subordinated units and preferred units during the years ended December 31, 2019, 2018 and 2017:

(in units)	Common Units Public	Common Units Höegh LNG	Subordinated Units	8.75% Series A Preferred Units
December 31, 2016	17,639,039	2,116,060	13,156,060	—
May 22, 2017; Awards to non-employee directors as compensation for directors' fees	9,805	—	—	—
October 5, 2017; Series A preferred units offering	—	—	—	4,600,000
December 31, 2017	17,648,844	2,116,060	13,156,060	4,600,000
June 6, 2018; Awards to non-employee directors as compensation for directors' fees	8,840	—	—	—
July 5, 2018; Awards to non-employee directors as compensation for directors' fees	2,210	—	—	—
Units issued to staff at Höegh LNG during 2018	14,622	(14,622)	—	—
Phantom units issued to CEO/CFO during 2018	17,079	—	—	—
ATM program (from January 26, 2018 to December 31, 2018)	253,106	—	—	1,529,070
December 31, 2018	17,944,701	2,101,438	13,156,060	6,129,070
June 4, 2019; Awards to non-employee directors as compensation for directors' fees	8,944	—	—	—
July 16, 2019; Awards to non-employee directors as compensation for directors' fees	2,236	—	—	—
August 16, 2019; Subordinated units converted to common units	—	13,156,060	(13,156,060)	—
Phantom units issued to CEO/CFO during 2019	19,745	—	—	—
ATM program (from January 1, 2019 to December 31, 2019)	53,160	—	—	496,520
December 31, 2019	18,028,786	15,257,498	—	6,625,590

The subordination period, as defined in the Second Amended and Restated Agreement of Limited Partnership of Höegh LNG Partners LP, for the subordinated units ended on August 16, 2019. All of the subordinated units, which were owned by Höegh LNG, converted to common units on a one-for-one basis. As of December 31, 2019, Höegh LNG owned 15,257,498 common units. As of December 31, 2018 and 2017 Höegh LNG owned 2,101,438 common units and 13,156,060 subordinated units.

Refer to note 22 for information on distributions to common and subordinated unitholders.

The Series A preferred units represent perpetual equity interests in the Partnership and, unlike the Partnership's debt, do not give rise to a claim for payment of a principal amount at a particular date. The Series A preferred units rank senior to the Partnership's common units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up but junior to all the Partnership's debt and other liabilities. The Series A preferred units have a liquidation preference of $25.00 per unit. At any time on or after October 5, 2022, the Partnership may redeem, in whole or in part, the Series A preferred units at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption. The distribution rate on the Series A preferred units is 8.75% per annum of the $25.00 per unit value (equivalent to $2.1875 per annum per unit). The distributions are cumulative and recorded when declared. However, since the Series A preferred units rank senior to the Partnership's common units, the portion of net income, equivalent to the Series A preferred units' paid and undeclared distributions for that period, is reflected as Preferred unitholders' interest in net income on the consolidated statement of income. Distributions are payable quarterly, when, and if declared by the Partnership's board of directors out of legally available funds for such purpose. Holders of the Series A preferred units generally have no voting rights. However, if and whenever distributions payable on the Series A preferred units are in arrears for six or more quarterly periods, whether or not consecutive, holders of Series A Preferred Units will be entitled to replace one of the members of the Partnership’s board of directors appointed by the general partner with a person nominated by such holders.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

22. Earning per unit and cash distributions

The calculation of basic and diluted earnings per unit are presented below:

	Year ended December 31,
(in thousands of U.S. dollars, except per unit numbers)	2019	2018	2017
Net income	$52,741	77,622	$59,190
Adjustment for:
Non-controlling interest	—	—	10,408
Preferred unitholders’ interest in net income	13,850	12,303	2,480
Limited partners' interest in net income	38,891	65,319	46,302
Less: Dividends paid or to be paid (1)	(60,149)	(59,952)	(57,764)
Under (over) distributed earnings	(21,258)	5,367	(11,462)
Under (over) distributed earnings attributable to:
Common units public	(11,514)	2,900	(6,145)
Common units Höegh LNG	(3,211)	340	(736)
Subordinated units Höegh LNG	(6,533)	2,127	(4,581)
	$(21,258)	5,367	$(11,462)
Basic weighted average units outstanding (in thousands)
Common units public	17,986	17,856	17,645
Common units Höegh LNG	7,039	2,101	2,116
Subordinated units Höegh LNG	8,218	13,156	13,156

Diluted weighted average units outstanding (in thousands)
Common units public	17,995	17,864	17,657
Common units Höegh LNG	7,039	2,101	2,116
Subordinated units Höegh LNG	8,218	13,156	13,156

Basic and diluted earnings per unit (2):
Common unit public	$1.12	$1.93	$1.37
Common unit Höegh LNG (3)	$1.84	$2.03	$1.44
Subordinated unit Höegh LNG (3)	$0.70	$2.03	$1.45

(1)	Includes all distributions paid or to be paid in relationship to the period, regardless of whether the declaration and payment dates were prior to the end of the period and is based the number of units outstanding at the period end.
(2)	Effective March 21, 2019, granted 10,917 phantom units to the CEO/CFO of the Partnership. One-third of such phantom units vest as of November 30, 2020 and 2021, respectively. Effective March 23, 2018, the Partnership granted 14,584 phantom units to the then-serving CEO/CFO of the Partnership. One-third of such phantom units vest as of November 30, 2019, 2020 and 2021, respectively. Effective June 3, 2016, the Partnership granted 21,500 phantom units to the then-serving CEO/CFO of the Partnership. One-third of such phantom units vest as of December 31, 2017, November 30, 2018 and November 30, 2019, respectively. On September 14, 2018, the plan was amended to extend the terms and conditions of such unvested units for the grants effective March 23, 2017 and June 3, 2016 of the then-serving CEO/CFO that resigned as CEO/CFO of the Partnership. The phantom units impact the diluted weighted average units outstanding.
(3)	Includes total amounts attributable to incentive distributions rights of $1,597, $1,591 and $1,141 for the years ended December 31, 2019, 2018 and 2017, respectively, of which $908, $219 and $158 was attributed to common units owned by Höegh LNG and $688, $1,372 and $983 was attributed to subordinated units owned by Höegh LNG, for the years ended December 31, 2019, 2018 and 2017, respectively.
(4)	On August 16, 2019, all subordinated units converted into common units on a one-for-one basis.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

Earnings per unit is calculated by dividing net income by the weighted average number of common and subordinated units outstanding during the applicable period.

The common unitholders’ interest in net income is calculated as if all net income were distributed according to terms of the Partnership’s Second Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash. Available cash, a contractual defined term, generally means all cash on hand at the end of the quarter after deduction for cash reserves established by the board of directors and the Partnership’s subsidiaries to i) provide for the proper conduct of the business (including reserves for future capital expenditures and for the anticipated credit needs); ii) comply with applicable law, any of the debt instruments or other agreements; iii) provide funds for payments on the Series A preferred units; and iv) provide funds for distributions to the unitholders for any one or more of the next four quarters. Therefore, the earnings per unit are not indicative of future cash distributions that may be made. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains or losses on derivative instruments and unrealized gains or losses on foreign exchange transactions.

In addition, Höegh LNG currently holds all the IDRs in the Partnership. IDRs represent the rights to receive an increasing percentage of quarterly distributions of available cash for operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

Distributions of available cash from operating surplus are to be made among the unitholders and the holders of the IDRs in the following manner for any quarter after the subordination period:

•	first, 100.0% to all common unitholders, pro rata, until each such unitholder receives a total of $0.388125 per unit for that quarter;

•	second, 85.0% to all common unitholders, pro rata, and 15.0% to the holders of the IDRs, pro rata, until each such unitholder receives a total of $0.421875 per unit for that quarter;

•	third, 75.0% to all common unitholders, pro rata, and 25.0% to the holders of the IDRs, pro rata, until each such unitholder receives a total of $0.50625 per unit for that quarter; and

•	thereafter, 50.0% to all common unitholders, pro rata, and 50.0% to the holders of the IDRs, pro rata.

In each case, the percentage interests set forth above assume that the Partnership does not issue additional classes of equity securities.

HÖEGH LNG PARTNERS LP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of U.S. dollars, unless otherwise indicated)

23. Subsequent events

On February 15, 2020, the Partnership paid a cash distribution of $15.0 million, or $0.44 per common unit, with respect to the three months ended December 31, 2019, equivalent to $1.76 per unit on an annualized basis.

On February 17, 2020, the Partnership paid a cash distribution of $3.7 million, or $0.546875 per Series A preferred unit, for the period commencing on November 15, 2019 to February 14, 2020.

On February 27, 2020, the Partnership exercised the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025. The Partnership intends to enter into a new time charter with Höegh LNG for the Höegh Gallant, the final terms of which are subject to approval by the Partnership’s conflicts committee and board of directors.

On March 26, 2020, the Partnership granted 8,100 phantom units to the CEO & CFO of the Partnership. One third of such phantom units vest as of November 30, 2021, 2022 and 2023, respectively.

After the balance sheet date, we have seen significant macroeconomic uncertainty as a result of the Coronavirus (COVID-19) outbreak. The scale and duration of this development remains uncertain and could materially impact our earnings and cash flow.

On April 1, 2020, the joint ventures and the charterer signed final settlement and release agreements related to the boil-off claim. The settlement amount is in line with the accrual made by the joint ventures. Accordingly, the accrual was unchanged as of December 31, 2019. Refer to note 18 for additional information on the terms of the settlement.

