Form 20-F
period 2021-12-31
Hoegh LNG Partners LP
filed 2022-04-25
CIK 1603016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

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

33,373,002 common units representing limited partner interests

7,089,325 Series A cumulative redeemable preferred units representing limited partner interests

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

This annual report on Form 20-F for the year ended December 31, 2021 (this “Annual Report”) should be read in conjunction with the consolidated financial statements and accompanying notes included in this Annual Report. Unless we otherwise specify, references in this Annual Report to “Höegh LNG Partners,” “we,” “our,” “us” and “the Partnership” refer to Höegh LNG Partners LP or any one or more of its subsidiaries, or to all such entities unless the context otherwise indicates. References in this Annual Report to “our general partner” refer to Höegh LNG GP LLC, the general partner of Höegh LNG Partners. References in this Annual Report to “our operating company” refer to Höegh LNG Partners Operating LLC, a wholly owned subsidiary of the Partnership. References in this Annual Report to “Höegh Lampung” refer to Hoegh LNG Lampung Pte Ltd., a wholly owned subsidiary of our operating company. References in this Annual Report to “Höegh FSRU III” refer to Höegh LNG FSRU III Ltd., a wholly owned subsidiary of our operating company (which was formally dissolved on May 4, 2020). References in this Annual Report to “PT Höegh” refer to PT Hoegh LNG Lampung, the owner of the PGN FSRU Lampung. References in this Annual Report to “Höegh Cyprus” refer to Hoegh LNG Cyprus Limited including its wholly owned branch, Hoegh LNG Cyprus Limited Egypt Branch (“Egypt Branch”), a wholly owned subsidiary of our operating company and the owner of the Höegh Gallant. References in this Annual Report to “Höegh Colombia Holding” refer to Höegh LNG Colombia Holding Ltd., a wholly owned subsidiary of our operating company. References in this Annual Report to “Höegh FSRU IV” refer to Höegh LNG FSRU IV Ltd., a wholly owned subsidiary of Höegh Colombia Holding and the owner of the Höegh Grace. References in this Annual Report to “Höegh Colombia” refer to Höegh LNG Colombia S.A.S., a wholly owned subsidiary of Höegh Colombia Holding. References in this Annual Report to “Höegh Jamaica” refer to Höegh LNG Jamaica Limited, a wholly owned subsidiary of our operating company. References in this Annual Report to our or the “joint ventures” refer to SRV Joint Gas Ltd. and/or SRV Joint Gas Two Ltd., the joint ventures that own two of the vessels in our fleet, the Neptune and the Cape Ann, respectively. References in this Annual Report to “Global LNG Supply” refer to Global LNG Supply S.A., and references to “Total Gas & Power” refer to TotalEnergies Gas & Power Limited, a subsidiary of TotalEnergies SE (“Total”). References in this Annual Report to “PGN LNG” refer to PT PGN LNG Indonesia, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”), a subsidiary of PT Pertamina. References in this Annual Report to “SPEC” refer to Sociedad Portuaria El Cayao S.A. E.S.P. References in this Annual Report to “New Fortress” refer to New Fortress Energy Inc. References in this Annual Report to the “NFE Subsidiaries” refer to NFE South Holdings Limited and NFE International Shipping LLC, subsidiaries of New Fortress.

References in this Annual Report to “Höegh LNG” refer, depending on the context, to Höegh LNG Holdings Ltd. and to any one or more of its direct and indirect subsidiaries, other than us. References in this Annual Report to “EgyptCo” refer to Höegh LNG Egypt LLC, a wholly owned subsidiary of Höegh LNG. References in this Annual Report to “CharterCo” refer to Höegh LNG Chartering LLC, a wholly owned subsidiary of Höegh LNG. References in this Annual Report to “Höegh LNG Management” refer to Höegh LNG Fleet Management AS, a wholly owned subsidiary of Höegh LNG. References in this Annual Report to “Höegh Maritime Management” refer to Höegh LNG Maritime Management Pte. Ltd., a wholly owned subsidiary of Höegh LNG. References in this Annual Report to “Höegh Norway” refer to Höegh LNG AS, a wholly owned subsidiary of Höegh LNG. References in this Annual Report to “Höegh Asia” refer to Höegh LNG Asia Pte. Ltd., a wholly owned subsidiary of Höegh LNG. References in this Annual Report to “Höegh Shipping” refer to Höegh LNG Shipping Services Pte Ltd, a wholly owned subsidiary of Höegh LNG. References in this Annual Report to “Leif Höegh UK” refer to Leif Höegh (U.K.) Limited, a wholly owned subsidiary of Höegh LNG.

FORWARD-LOOKING STATEMENTS

This Annual Report contains certain forward-looking statements concerning future events and our operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe,” “anticipate,” “expect,” “estimate,” “future,” “project,” “will be,” “will continue,” “will likely result,” “plan,” “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

●	the effects of outbreaks of pandemic or contagious diseases, including the length and severity of the recent worldwide outbreak of COVID-19, including its impact on our business liquidity, cash flows and operations as well as operations of our customers, suppliers and lenders;
●	market conditions and trends for floating storage and regasification units (“FSRUs”) and liquefied natural gas (“LNG”) carriers, including hire rates, vessel valuations, technological advancements, market preferences and factors affecting supply and demand of LNG, LNG carriers, and FSRUs;
●	our distribution policy and ability to make cash distributions on our units or any changes in the quarterly distributions on our common units;
●	restrictions in our debt agreements and pursuant to local laws on our joint ventures’ and our subsidiaries’ ability to make distributions;
●	the ability of Höegh LNG to meet its financial obligations to us pursuant to the Suspension and Make-Whole Agreements and the Suspended Gallant Charter (each, as defined below) and its guarantee and indemnification obligations;
●	the change in the ability of Höegh LNG to compete with us as a result of its completion of the Amalgamation (as defined below);
●	our ability to compete successfully for future chartering and newbuilding opportunities;
●	the response to Hӧegh LNG’s non-binding proposal to acquire all of the Partnership’s publicly held common units;
●	demand in the FSRU sector or the LNG shipping sector, including demand for our vessels;
●	our ability to purchase additional vessels from Höegh LNG in the future;
●	our ability to integrate and realize the anticipated benefits from acquisitions;
●	our anticipated growth strategies, including the acquisition of vessels;
●	our anticipated receipt of dividends and repayment of indebtedness from subsidiaries and joint ventures;
●	effects of volatility in global prices for crude oil and natural gas;
●	the effect of the worldwide economic environment;
●	turmoil in the global financial markets;

●	fluctuations in currencies and interest rates;
●	general market conditions, including fluctuations in hire rates and vessel values;
●	changes in our operating expenses, including drydocking, on-water class surveys, insurance costs and bunker costs;
●	our ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;
●	the financial condition liquidity and creditworthiness of our existing or future customers and their ability to satisfy their obligations under our contracts;
●	our ability to replace existing borrowings, make additional borrowings and to access public equity and debt capital markets;
●	the ability of our joint venture to close the new Cape Ann facility;
●	planned capital expenditures and availability of capital resources to fund capital expenditures;
●	the exercise of purchase options by our customers;
●	our ability to perform under our contracts and maintain long-term relationships with our customers;
●	our ability to leverage Höegh LNG’s relationships and reputation in the shipping industry;
●	our continued ability to enter into long-term, fixed-rate charters and the hire rate thereof;
●	the operating performance of our vessels and any related claims by Total, PGN LNG or other customers;
●	our ability to maximize the use of our vessels, including the redeployment or disposition of vessels no longer under long-term charters;
●	the results of the arbitration with the charterer of the PGN FSRU Lampung;
●	timely acceptance of our vessels by their charterers;
●	termination dates and extensions of charters;
●	the impact of the recent Russian invasion of Ukraine;
●	our ability to successfully remediate the material weakness in our internal control over financial reporting and our disclosure controls and procedures;
●	the cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business;
●	economic substance laws and regulations adopted or considered by various jurisdictions of formation or incorporation of us and certain of our subsidiaries;
●	availability and cost of skilled labor, vessel crews and management, including possible disruptions, including but not limited to the supply chain of spare parts and service engineers, caused by the COVID-19 outbreak;

●	the number of off-hire days and drydocking requirements, including our ability to complete scheduled drydocking on time and within budget;
●	our general and administrative expenses as a publicly traded limited partnership and our fees and expenses payable under our ship management agreements, the technical information and services agreement and the administrative services agreement;
●	the anticipated taxation of the Partnership, our subsidiaries and affiliates and distributions to our unitholders;
●	estimated future maintenance and replacement capital expenditures;
●	our ability to hire or retain key employees;
●	customers’ increasing emphasis on environmental and safety concerns;
●	potential liability from any pending or future litigation;
●	risks inherent in the operation of our vessels including potential disruption due to accidents, political events, piracy or acts by terrorists;
●	future sales of our common units, Series A preferred units or other securities in the public market;
●	our business strategy and other plans and objectives for future operations; and
●	our ability to maintain effective internal control over financial reporting and effective disclosure controls and procedures.

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

A.Reserved

Not applicable.

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

D.Risk Factors

The risk factors summarized and detailed below could materially and adversely affect our business, our financial condition, our operating results, cash available for distribution and the trading price of our preferred and common units. These material risks include, but are not limited to, those relating to:

●	Any limitation on the availability or operation of our vessels could have a material adverse effect on our business, financial condition and results of operations and could significantly reduce our ability to make distributions to our unitholders.
●	We are dependent on four customers as the sole customers for our vessels. A deterioration of the financial viability of, or our relationship with, or the loss of any of these customers, would have a material adverse effect.
●	The inability of Höegh LNG to meet its financial obligations to us would have a material adverse effect.
●	The reduction in our quarterly cash distribution to $0.01 may impact our ability to raise capital.
●	Our growth depends on our ability to expand relationships with existing customers and obtain new customers.
●	Höegh LNG and its affiliates may compete with us.
●	We may not be able to redeploy FSRUs on favorable terms.
●	Hire rates for FSRUs may fluctuate substantially.
●	Fluctuations in overall LNG supply and demand growth could adversely affect our ability to secure future charters.
●	The agreements governing certain of our indebtedness contain cross default provisions.
●	If the PGN FSRU Lampung lease and maintenance agreement (“LOM”) is terminated, we may incur an impairment charge on the PGN FSRU Lampung financing lease.
●	The unfavorable outcome of pending or future litigation could have an adverse impact on us.
●	Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business.
●	PGN LNG and SPEC have options to purchase the PGN FSRU Lampung and Höegh Grace, respectively.
●	Due to our lack of diversification, adverse developments in our LNG transportation, storage and regasification businesses could reduce our ability to make distributions to our unitholders.

●	We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay distributions on our Series A preferred units or our common units.
●	Our ability to grow and to meet our financial needs may be adversely affected by our cash distribution policy.
●	We cannot require our joint ventures to act in our best interests.
●	We must make substantial capital expenditures to maintain and replace the operating capacity of our fleet.
●	The drydocking or on-water surveys of our vessels could be more expensive and time consuming than expected.
●	Operational problems could reduce our revenues, increase costs or lead to termination of our charters.
●	If capital expenditures are financed through cash from operations or by issuing securities, our ability to make cash distributions may be diminished, our financial leverage could increase, or our unitholders may be diluted.
●	We may be unable to make or realize expected benefits from acquisitions.
●	Our future performance and growth depend on continued growth in demand for the services we provide.
●	Growth of the LNG market may be limited by many factors, including infrastructure constraints and community and political group resistance to new LNG infrastructure over concerns about environmental, safety and terrorism.
●	Demand for FSRUs or LNG shipping could be affected by natural gas prices and the demand for natural gas.
●	The debt levels of us and our joint ventures may limit our and their flexibility in obtaining additional financing, refinancing credit facilities upon maturity, pursuing other opportunities or paying distributions.
●	Our financing arrangements of us and our joint ventures contain operating and financial restrictions and other covenants.
●	Restrictions in our debt agreements and local laws may prevent us from paying distributions to our unitholders.
●	Höegh LNG entered into a new pledge agreement in March 2022, pledging all its common units in us.
●	An increase in the global supply or capacities of FSRUs or LNG carriers, including conversion of vessels, without a commensurate increase in demand may adversely affect hire rates and the vessel values.
●	Vessel values may fluctuate substantially, and a decline in vessel values may result in impairment charges, the breach of our financial covenants or a loss on the sale.
●	We depend on Höegh LNG and its affiliates for fleet management and to assist us in operating our business.
●	An incident involving loss of life or property or environmental consequences involving any of our vessels could harm us.
●	Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.
●	An increase in operating expenses could adversely affect our financial performance.
●	A shortage of qualified officers and crew, including possible disruptions caused by the COVID-19 outbreak, could harm us.
●	We may be unable to attract and retain key management personnel.
●	Exposure to currency exchange rate fluctuations could result in fluctuations in our cash flows and operating results.
●	Acts of piracy on any of our vessels or on oceangoing vessels could adversely affect us.
●	Terrorist attacks, increased hostilities, piracy or war could lead to economic instability and increased costs.
●	We are exposed to political, regulatory, and economic risks associated with doing business in different countries.
●	Our vessels operating in international waters, now or in the future, will be subject to various international conventions and flag state laws and regulations relating to protection of the environment.
●	Our operations are subject to environmental and other regulations, which may significantly increase our expenses.
●	Changes to existing environmental laws may adversely affect us.
●	Climate change concerns and greenhouse gas regulations may adversely impact our operations and markets.
●	Maritime claimants could arrest our vessels, which could interrupt our cash flows.
●	Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.
●	Compliance with safety and other vessel requirements imposed by classification societies may adversely affect us.
●	Failure to comply with anti-corruption and anti-bribery legislation could adversely affect our business.

●	If in the future our business activities involve countries, entities and individuals that are subject to restrictions imposed by the U.S. or other governments, we could be subject to enforcement action and our reputation could be adversely affected.
●	We face risks relating to our ineffective internal control over financial reporting.
●	A cyber-attack could materially disrupt our business.
●	Changing laws and evolving reporting requirements could have an adverse effect on our business.
●	We are exposed to market risks relating to the phase-out of the London Interbank Offered Rate (“LIBOR”).
●	Unitholders have limited voting rights.
●	Our general partner and its other affiliates own a significant interest in us and have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor their own interests to your detriment.
●	The transaction proposed by Höegh LNG may not occur, may increase the volatility of the market price of our common units and will result in certain costs and expenses.
●	Our officers may face conflicts in the allocation of their time to our business.
●	Our partnership agreement limits our general partner’s and our directors’ fiduciary duties to our unitholders and restricts the remedies available to unitholders for actions taken by our general partner or our directors.
●	Fees and expenses, which Höegh LNG determines for services provided to us and our joint ventures, are substantial.
●	Our partnership agreement contains provisions that may have the effect of discouraging a person or group from attempting to remove our current management or our general partner.
●	The control of our general partner may be transferred to a third party without unitholder consent.
●	Substantial future sales of our common units in the public market could cause the price of our common units to fall.
●	Our operations are subject to local economic substance regulations required by the European Union.
●	Marshall Islands law lacks a bankruptcy statute or general statutory mechanism for insolvency proceedings.
●	Our partnership agreement designates the Court of Chancery of the State of Delaware as the exclusive forum for certain types of actions and proceedings unless otherwise provided for under the laws of the Marshall Islands.
●	We rely on the master limited partnership (“MLP”) structure and its appeal to investors for accessing debt and equity markets to finance our growth and repay or refinance our debt.
●	The Republic of the Marshall Islands does not have a well-developed body of partnership law.
●	It may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
●	Höegh LNG may elect to cause us to issue additional common units to it in connection with a resetting of the incentive distribution rights' target distribution levels.
●	We may issue additional equity securities, including securities senior to the common units.
●	Our board of directors may reduce the amount of cash available for distribution to unitholders.
●	Our general partner’s limited call right may require unitholders to sell common units at an undesirable time or price.
●	Unitholders may not have limited liability if a court finds that unitholder action constitutes control of our business.
●	We can borrow money to make cash distributions, which would reduce the amount of credit available to us.
●	Increases in interest rates may cause the market price of our units to decline.
●	Unitholders may have liability to repay distributions.
●	The Series A preferred units represent perpetual equity interests.
●	The Series A preferred units have not been rated.
●	Our Series A preferred units are subordinated to our debt obligations, and the interests of holders of Series A preferred units could be diluted by the issuance of additional limited partner interests and by other transactions.
●	The Series A preferred units rank junior to any Senior Securities and pari passu with any Parity Securities.
●	The Series A preferred units do not have an established trading market.
●	The Series A preferred units are redeemable at our option.
●	We are subject to taxes, which reduces our cash available for distribution to you.
●	A change in tax laws in any country in which we operate could adversely affect us.

●	U.S. tax authorities could treat us as a “passive foreign investment company.”
●	We may have to pay tax on U.S. source income, which would reduce our cash flow.
●	You may be subject to income tax in one or more non-U.S. jurisdictions as a result of owning our common units.

Risks Inherent in Our Business

Our fleet consists of five vessels as of March 31, 2022. Any limitation on the availability or operation of those vessels could have a material adverse effect on our business, financial condition and results of operations and could significantly reduce our ability to make distributions to our unitholders.

Our fleet consists of five vessels. If any of these vessels is unable to generate revenues as a result of off-hire time, early termination of the applicable time charter, purchase of the vessel by the charterer or otherwise, our financial condition and ability to make distributions to unitholders could be materially and adversely affected.

The charters relating to our vessels permit the charterer to terminate the charter in the event that the vessel is off-hire for any extended period. The charters also allow the charterer to terminate the charter upon the occurrence of specified defaults by us or in certain other cases, including termination without cause, due to force majeure or disruptions caused by war. Furthermore, PGN LNG was granted an option to purchase the PGN FSRU Lampung at specified prices commencing in June 2018 and SPEC has the option to purchase the Höegh Grace in year 10, year 15 and year 20 of its charter. The termination of any of our charters could have a material adverse effect on our business, financial condition and results of operations and could significantly reduce our ability to make cash distributions to our unitholders. For further details regarding termination of our charters, please read “Item 4.B. Business Overview—Vessel Time Charters—Neptune Time Charter—Termination,” “—PGN FSRU Lampung Time Charter—Termination and —Purchase Option,” “—Höegh Gallant Time Charter—Term and Termination,” “—Höegh Grace Charter—Term and Termination and —Purchase Option.” We may be unable to charter the applicable vessel, or replacement vessel, on terms as favorable to us as those of the terminated charter.

We are dependent on Total Gas & Power, PGN LNG, subsidiaries of New Fortress and SPEC as the sole customers for our vessels. A deterioration of the financial viability of such customers or our relationship with such customers or the loss of such customers, would have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

During the years ended December 31, 2021, 2020 and 2019, PGN LNG, Höegh LNG, New Fortress and SPEC accounted for all of the revenues in our consolidated income statement. On September 23, 2021, we entered into agreements with subsidiaries of New Fortress to charter the Höegh Gallant primarily for FSRU operations for a period of ten years, with FSRU operations commencing on March 20, 2022 (the “NFE Charter”). From November 26, 2021 until FSRU operations commenced, New Fortress chartered the vessel for LNG carrier operations. We have entered into an agreement to suspend the prior charter for the Höegh Gallant with a subsidiary of Hӧegh LNG, with effect from the commencement of the NFE Charter, and a make-whole agreement (together, the “Suspension and Make-Whole Agreements”), pursuant to which Höegh LNG's subsidiary will compensate us monthly for the difference between the charter rate earned under the NFE Charter and the charter rate earned under the prior charter with the addition of a modest increase until July 31, 2025, the original expiration date of the charter with a subsidiary of Hӧegh LNG. In addition, pursuant to the Suspension and Make-Whole Agreements, certain capital expenditures incurred to ready and relocate the Höegh Gallant for performance under the NFE Charter will be shared 50/50 between Höegh LNG and the Partnership, subject to a maximum obligation of the Partnership.

For each of the years ended December 31, 2021, 2020 and 2019, Total Gas & Power or Global LNG Supply accounted for all of the revenues of our joint ventures from which we derived all of our equity in earnings of joint ventures. Our joint ventures’ time charters were novated from Global LNG Supply to Total Gas & Power in February 2020. A deterioration in the financial viability of any of our customers or the loss of any of our customers, or a decline in payments under any of the related charters or the Suspension and Make-Whole Agreements, would have a greater adverse effect on us than for a company with a more diverse customer base, and could have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

We or our joint ventures could lose a customer or the benefits of a charter as a result of a breach by the customer of a charter or other unanticipated developments, such as:

●	the customer failing to make charter payments or reducing charter payments because of its financial inability, disagreements with us or our joint venture partners or otherwise;
●	the insolvency, bankruptcy or liquidation of a customer or termination of the charter as a result thereof;
●	the customer exercising its right to terminate the charter in certain circumstances, such as: (i) defaults of our or our joint ventures’ obligations under the applicable charter, including breaches of performance standards or prolonged periods of off-hire; (ii) with respect to the Neptune and the Cape Ann, in the event of war that would materially interrupt the performance of the time charter; or (iii) with respect to the PGN FSRU Lampung, in the event of specified types of force majeure;
●	the charter terminating automatically if the vessel is lost or deemed a constructive loss;
●	with respect to the Höegh Gallant, the inability of Höegh LNG to perform under the Suspension and Make-Whole Agreements or, if the NFE Charter were to be terminated, the lease and maintenance agreement entered on April 30, 2020 with CharterCo, a subsidiary of Höegh LNG, to charter the Höegh Gallant from May 1, 2020 until July 31, 2025 (the “Suspended Gallant Charter”)
●	with respect to the PGN FSRU Lampung or the Höegh Grace, the charterer exercising its option to purchase the vessel; or
●	a prolonged force majeure event that materially interrupts the performance of the time charter.

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

Höegh LNG has financial obligations to us pursuant to the Suspension and Make-Whole Agreements, the Suspended Gallant Charter and its guarantee and indemnification obligations. The inability of Höegh LNG to meet its financial obligations to us would have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

Pursuant to an option agreement, we had the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of its prior charter until July 2025. On February 27, 2020, we exercised our option pursuant to the option agreement and we entered into the Suspended Gallant Charter with Höegh LNG for the Höegh Gallant. On September 23, 2021, we entered into the NFE Charter to charter the Höegh Gallant primarily for FSRU operations for a period of ten years, with FSRU operations commencing on March 20, 2022. We have entered into the Suspension and Make-

Whole Agreements to suspend the Suspended Gallant Charter, with effect from the commencement of the NFE Charter, and pursuant to which Höegh LNG's subsidiary will compensate us monthly for the difference between the charter rate earned under the NFE Charter and the charter rate earned under the Suspended Gallant Charter with the addition of a modest increase until July 31, 2025, the original expiration date of the Suspended Gallant Charter. In addition, pursuant to the Suspension and Make-Whole Agreements, certain capital expenditures incurred to ready and relocate the Höegh Gallant for performance under the NFE Charter will be shared 50/50 between Höegh LNG and the Partnership, subject to a maximum obligation of the Partnership.

We are indemnified by Höegh LNG for our 50% share of the cash impact of the settlement agreements, effective April 1, 2020, related to the boil-off claims against the joint ventures, the arbitration costs and any legal expenses, the technical modifications of the vessels and any prospective boil-off claims or other direct impacts of the settlement agreements.

Höegh LNG’s ability to make payments to us under the Suspension and Mark-Whole Agreements or, if the NFE Charter were to be terminated, the Suspended Gallant Charter may be affected by events beyond either of the control of Höegh LNG or us, including opportunities to obtain new employment for the vessel, and prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Höegh LNG’s ability to meet its obligations to us may be impaired. If Höegh LNG is unable to meet its obligations to us under the Suspension and Make-Whole Agreements or, if the NFE Charter were to be terminated, the Suspended Gallant Charter or pursuant to its indemnification obligations, our financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

In 2021, we reduced our quarterly cash distribution rate on our common units to $0.01 per unit. We maintained this distribution rate throughout 2021 and may continue to do so for the foreseeable future; future distributions may remain at this level for an indefinite period or be eliminated entirely, which could impact our ability to raise capital.

Starting with the second quarter of 2021, we reduced our quarterly cash distributions on our common units to $0.01 per unit. We expect to use our internally generated cash flow to reduce our debt levels and strengthen our balance sheet. This could have a negative impact on our unit price. Any negative impact on our unit price could ultimately impact our ability to raise capital.

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

Pursuant to the omnibus agreement that we and Höegh LNG entered into in connection with the closing of the IPO, Höegh LNG and its controlled affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire, own, operate or charter certain FSRUs and LNG carriers operating under charters of five or more years (“Five-Year Vessels”).

On March 8, 2021, Höegh LNG announced a recommended offer by Leif Höegh & Co. Ltd. (“LHC”) and funds managed by Morgan Stanley Infrastructure Partners (“MSIP”) through a 50/50 joint venture, Larus Holding Limited (“JVCo”), to acquire the remaining issued and outstanding shares of Höegh LNG not currently owned by LHC or its affiliates (the “Amalgamation”). The Amalgamation was approved by Höegh LNG’s shareholders and bondholders and closed on May 4, 2021. Höegh LNG is now wholly owned by JVCo, and the common shares of Höegh LNG have been delisted from the Oslo Stock Exchange.

Following the consummation of the Amalgamation, some provisions of the omnibus agreement that we entered into with Höegh LNG in connection with the closing of the IPO terminated by their terms, including (i) the prohibition on Höegh LNG from acquiring, owning, operating or chartering any Five-Year Vessels, (ii) the prohibition on us from acquiring, owning, operating or chartering any Non-Five-Year Vessels, and (iii) the rights of first offer associated with those rights. As a consequence, following the consummation of the Amalgamation, Höegh LNG is not required to offer us Five-Year Vessels and is permitted to compete with us. Please read “Item 7.B. Related Party Transactions—Omnibus Agreement.”

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

As of December 31, 2021, the FSRU order book totaled 8 vessels and the delivered FSRU fleet stood at 40 vessels. We believe any future expansion of the FSRU fleet may have a negative impact on charter hire rates, vessel utilization and vessel values, which impact could be amplified if the expansion of LNG production capacity or the approval of FSRU projects does not keep pace with the growth of the global fleet. The LNG market is also closely connected to world natural gas prices and energy markets, which we cannot predict. An extended decline in natural gas prices that leads to reduced investment in new liquefaction facilities could adversely affect our ability to re-charter our vessels at acceptable rates or to acquire and profitably operate new FSRUs. Accordingly, this could have a material adverse effect on our earnings and our ability to make distributions to our unitholders.

Fluctuations in overall LNG supply and demand growth could adversely affect our ability to secure future charters.

Demand for LNG depends on a number of factors, including economic growth, the cost effectiveness of LNG compared to alternative fuels, environmental policy and the perceived need to diversify fuel mix for energy security reasons. The cost effectiveness of LNG compared to alternative fuels is also dependent on supply. A change in any of the factors influencing LNG demand, or an imbalance between supply and demand, could adversely affect the need for LNG infrastructure and our ability to secure additional charters. Volatility in natural gas prices globally may limit the willingness and ability of developers of new LNG infrastructure projects to approve the development of such new projects. Delayed development decisions may materially adversely affect our growth prospects and results of operations.

The agreements governing certain of our indebtedness contain cross default provisions.

Our $85 million revolving credit facility with Höegh LNG, the facility financing the PGN FSRU Lampung (“Lampung facility”) and our $385 million credit facility contain cross default and cross acceleration provisions relating to other indebtedness of us or our subsidiaries, and any default under such indebtedness would also result in an event of default or declaration of acceleration of borrowings outstanding under the Lampung facility, the $85 million revolving credit facility and the $385 million credit facility. In the event that some or all of our or our subsidiaries’ indebtedness is accelerated and becomes immediately due and payable, we may not have sufficient funds available to repay such obligations or the ability to renegotiate or refinance such obligations, and our liquidity and financial position and ability to make distributions to unitholders would be materially adversely affected. For more information, please read “Item 5.B. “Operating and Financial Review and Prospects — Liquidity and Capital Resources — Liquidity and Cash Needs — Borrowing Activities.”

Furthermore, if we suspend payment of our debts, are unable to pay our debts or are otherwise insolvent or enter into bankruptcy or liquidation, our charterparties may terminate their charters. For further details regarding termination of our charters, please read “Item 4.B. Business Overview—Vessel Time Charters—Neptune Time Charter—Termination,” “—PGN FSRU Lampung Time Charter—Termination”, “Höegh Gallant Time Charter—Termination,” “—Höegh Grace Charter—Term and Termination.”

If the PGN FSRU Lampung lease and maintenance agreement (“LOM”) is terminated, we may incur an impairment charge on the PGN FSRU Lampung financing lease.

The charterer of the PGN FSRU Lampung served a notice of arbitration on August 2, 2021 to declare the lease and maintenance agreement for the PGN FSRU Lampung (“LOM”) related to the PGN FSRU Lampung null and void, and/or terminate the LOM, and/or seek damages. Should the LOM for the PGN FSRU Lampung terminate prematurely for any reason (including if the arbitration is resolved unfavorably to us and the charterer terminates the LOM), we could incur an impairment charge on the PGN FSRU Lampung financing lease.

The unfavorable outcome of pending or future litigation could have an adverse impact on our operations and financial condition.

We are parties to several legal proceedings arising out of various aspects of our businesses, including the artibration with the charterer of the PGN FSRU Lampung and the Securities Class Action (as defined below), and we may also in the future become subject to other disputes, arbitration, claims and litigation. The outcome of these proceedings may not be favorable, and one or more unfavorable outcomes could have an adverse impact on our operations and financial condition.

Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business.

Our operations are subject to risks related to outbreaks of infectious diseases. The COVID-19 outbreak has negatively affected economic conditions, in many parts of the world, which may impact our operations and the operations of our customers and suppliers. Governments in affected countries have imposed travel bans, quarantines and other emergency public health measures. Those measures, though temporary in nature, may continue and increase depending on developments in the virus’ outbreak. As a result of these measures, our vessels may not be able to call on ports or may be restricted from embarking and disembarking from ports, located in regions affected by COVID-19.

Although our operations have not been materially affected by the COVID-19 outbreak to date, the ultimate length and severity of the COVID-19 outbreak and its potential impact on our operations and financial condition is uncertain at this time which could be material and adverse.

We believe our primary risk and exposure related to uncertainty of cash flows from our long-term time charter contracts is due to the credit risk and counterparty risk associated with the individual charterers. Payments are due under time charter contracts regardless of the demand for the charterers’ gas output or the utilization of the FSRU. It is therefore possible that charterers may not make payments for time charter invoices in times of reduced demand. Furthermore, should there be an outbreak of COVID-19 on board one of our FSRUs or an inability to replace critical supplies or replacement parts due to disruptions to third-party suppliers, adequate crewing or supplies may not be available to fulfill our obligations under our time charter contracts. This could result in off-hire or warranty payments under performance guarantees which would reduce revenues for the impacted period. In addition, if financial institutions providing our interest rate swaps or lenders under our revolving credit facility are unable to meet their obligations, we could experience higher interest expense or be unable to obtain funding. If our charterers or lenders are unable to meet their obligations to us under their respective contracts or if we are unable to fulfill our obligations under our time charter contracts, our financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

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

We may not have sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses to enable us to pay quarterly distribution on our Series A preferred units or the current distribution on our common units.

We may not have sufficient cash from operations to pay the quarterly distributions on our Series A preferred units or our common units. The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations. On July 27, 2021, we reduced our quarterly common unit distribution to $0.01 per unit for the second quarter of 2021. We maintained this distribution rate throughout 2021 and may continue to do so for the foreseeable future. We generate cash from our operations and through distributions from our joint ventures, and as such our cash from operations is dependent on our operations and the cash distributions and operations of our joint ventures, each of which may fluctuate based on the risks described herein, including, among other things:

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

At present, we have limited sources of available working capital borrowings. As of March 31, 2022, the Partnership has fully drawn on the $63 million revolving credit tranche of the $385 million facility and has an undrawn balance of $60.1 million on the $85 million revolving credit facility from Höegh LNG. However, we have received notice from Höegh LNG that it will not extend the $85 million revolving credit facility when it matures on January 1, 2023, and that it will have very limited capacity to extend any additional advances to us beyond what is currently drawn under such facility. Also, further drawdowns on the $85 million revolving credit facility may be subject to Höegh LNG’s consent because of the Notice of Arbitration (“NOA”) received from the charterer of PGN FSRU Lampung on August 2, 2021. With these recent changes, our liquidity and financial flexibility were reduced. Höegh LNG’s ability to make loans under the revolving credit facility may be further affected by events beyond its and our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our and their ability to comply with the terms of the revolving credit facility may be impaired. If we request a borrowing under the revolving credit facility, Höegh LNG may not have, or be able to obtain, sufficient funds to make loans under the revolving credit facility. In the event that Höegh LNG is unable to make loans to us pursuant to the revolving credit facility, or a default or other circumstance prohibits us from borrowing loans thereunder our financial condition, results of operations and ability to make cash distributions to our unitholders could be materially adversely affected.

If Höegh LNG is unable to meet its obligations under the Suspension and Make-Whole Agreements or meet funding requests or indemnification obligations, our financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

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

We are a holding entity and conduct our operations and businesses through subsidiaries. We have historically derived a portion of our income from our 50% equity interests in our joint ventures that own the Neptune and the Cape Ann. Please read “Item 4.B. Business Overview—Shareholder Agreements” for a description of the shareholders’ agreements governing our joint ventures. Our ability to make cash distributions to our unitholders will depend on the performance of our joint ventures, subsidiaries and other investments. If our joint venture partners do not approve cash distributions or if they are not sufficient, we will not be able to make cash distributions unless we obtain funds from other sources. We may not be able to obtain the necessary funds from other sources on terms acceptable to us. The approval of a majority of the members of the board of directors is required to consent to any proposed action by such joint ventures and, as a result, we will be unable to cause our joint venture to act in our best interests over the objection of our joint venture partners or make cash distributions to us. Our inability to require our joint ventures to act in our best interests may cause us to fail to realize expected benefits from our equity interests and could adversely affect our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

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

We may be unable to make or realize expected benefits from acquisitions, which could have an adverse effect on any future plans for growth.

The Partnership monitors the market for any new potential growth opportunity, including selectively acquiring FSRUs, LNG carriers and other LNG infrastructure assets that are operating under long-term charters with stable cash flows. Any acquisition of a vessel or business may not be profitable to us at or after the time we acquire such vessel or business and may not generate cash flows sufficient to justify our investment. In addition, any acquisition exposes us to risks that may harm our business, financial condition and results of operations, including risks that we may:

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

Our future performance and growth depend on expansion in the floating storage and regasification sector and the maritime transportation sector, each within the LNG transportation, storage and regasification industry. The rate of LNG growth has fluctuated due to several reasons, including global economic conditions, natural gas production from unconventional sources in certain regions, the relative competitiveness of alternative fossil fuels such as oil and coal, improvements in the competitiveness of renewable energy sources and the highly complex and capital intensive nature of new or expanded LNG projects. Accordingly, our growth depends on continued growth in world and regional demand for LNG, FSRUs, LNG carriers and other LNG infrastructure assets, which could be negatively affected by a number of factors, including:

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

A complete LNG project includes production, liquefaction, regasification, storage and distribution facilities and FSRUs or LNG carriers. Existing LNG projects and infrastructure are limited, and new or expanded LNG projects are highly complex and capital intensive, with new projects often costing several billion dollars. Many factors could negatively affect continued development of LNG infrastructure and related alternatives, including floating storage and regasification, or disrupt the supply of LNG, including:

●	the availability of sufficient financing for LNG projects on commercially reasonable terms;
●	the availability of long-term contracts that can support such financing;
●	decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;
●	the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;
●	local community resistance to proposed or existing LNG facilities based on safety, environmental or security concerns;
●	any significant explosion, spill or similar incident involving an LNG facility or vessel involved in the LNG transportation, storage and regasification industry, including an FSRU or LNG carrier; and
●	labor or political unrest affecting existing or proposed areas of LNG production and regasification.

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

As of December 31, 2021, we had outstanding principal on long-term bank debt of $391.8 million, and revolving credit due to owners and affiliates of $24.9 million and our joint ventures had outstanding principal on long-term debt of $330.8 million, of which 50% is our share.

As of March 31, 2022, we had outstanding principal on long-term bank debt of $378.2 million and revolving credit due to owners and affiliates of $24.9 million and our 50% share of our joint ventures had outstanding principal on long-term debt of $323.6 million. As of March 31, 2022, the $63 million revolving credit tranche of the $385 million facility is fully drawn and we have no ability to incur additional debt on this facility. In July 2021, we received notice from Höegh LNG that the $85 million revolving credit facility will not be extended when it matures on January 1, 2023, and that

Höegh LNG will have very limited capacity to extend any additional advances to us beyond what is currently drawn under such facility. Also, further drawdowns on the $85 million revolving credit facility may be subject to Höegh LNG’s consent because of the NOA received from the charterer of PGN FSRU Lampung.

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

Our ability to service or refinance our debt will depend on, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service or refinance our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to affect any of these remedies on satisfactory terms, or at all. Additionally, our customers may also fail to timely execute consents or other documents that may be required for financing or refinancing of our vessels, which may have a negative impact on our ability to refinance our debt or issue new debt.

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

On December 24, 2021, we closed a refinancing of the Lampung facility’s commercial tranche’s outstanding amount of $15.5 million in full. The refinanced facility includes certain restrictions on the use of cash generated by the PGN FSRU Lampung as well as a cash sweep mechanism. Until the pending arbitration with the charterer of PGN FSRU Lampung has been terminated, cancelled or favorably resolved, no shareholder loans may be serviced and no dividends may be paid to the Partnership by the subsidiary borrowing under the Lampung facility, PT Höegh. Furthermore, each quarter, 50% of the PGN FSRU Lampung's generated cash flow after debt service must be applied to pre-pay outstanding loan amounts under the refinanced Lampung facility, applied pro rata across the commercial and export credit tranches. The remaining 50% will be retained by PT Höegh and pledged in favor of the lenders until the pending arbitration with the charterer of PGN FSRU Lampung has been terminated, cancelled or favorably resolved. As a consequence, no cash flow from the PGN FSRU Lampung will be available for the Partnership until the pending arbitration has been terminated, cancelled or favorably resolved.

In addition, the laws governing our joint ventures and subsidiaries may prevent us from making dividend distributions. Our joint ventures are subject to restrictions under the laws of the Cayman Islands and may only pay distributions out of profits or capital reserves if the joint venture entity is solvent after the distribution, Höegh Lampung is subject to Singapore laws and may make dividend distributions only out of profits. Dividends may only be paid by PT Höegh if its retained earnings are positive under Indonesian law and requirements are fulfilled under the Lampung facility. In addition, PT Höegh as an Indonesian incorporated company is required to establish a statutory reserve equal to 20% of its paid up capital. The dividend can only be distributed if PT Höegh’s retained earnings are positive after deducting the statutory reserve. PT Höegh is in the process of establishing the required statutory reserves as of December 31, 2021 and therefore cannot make dividend payments to us under Indonesia law. Under Cayman Islands law, Höegh FSRU IV and Höegh Colombia Holding may only pay distributions out of profits or capital reserves if the entity is solvent after the distribution. Dividends from Höegh Cyprus may only be distributed out of profits and not from the share capital of the company. Dividends and other distributions from Höegh Cyprus, Höegh Colombia and Höegh FSRU IV may only be distributed if after the dividend payment, the Partnership would remain in compliance with the financial covenants under the $385 million facility. Please read “Item 8.A. Consolidated Statements and Other Financial Information—The Partnership’s Cash Distribution Policy—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”

Höegh LNG has pledged as collateral under certain of its Norwegian Kroner (“NOK”) bonds all of its common units as security for the bonds. A default by Höegh LNG under the bonds which causes the collateral trustee to foreclose on such collateral would have a material adverse effect on our business, financial condition, results of operations and ability to make cash distributions to our unitholders.

On March 22, 2022, Höegh LNG pledged all 15,257,498 of our common units that are owned by Höegh LNG as collateral under certain of its NOK bonds. A default by Höegh LNG under these bonds which causes the collateral trustee to foreclose on the collateral would cause an event of default under all of our long-term credit facilities and our joint venture shareholder agreements. Our long-term credit facilities and our joint venture shareholder agreements require Höegh LNG to own at least 25% of our common units. Höegh LNG’s ability to comply with the terms of these bonds may be affected by events beyond the control of Höegh LNG or us, including decreases in the trading price of our common units, our ability to maintain employment for our vessels and prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate and the trading price of our common units falls, Höegh LNG’s ability to meet its obligations under the bonds may be impaired. A default by Höegh LNG under the bonds which causes the collateral trustee to foreclose on the collateral and the corresponding default under our long-term credit facilities and joint venture shareholder agreements would have a material adverse effect on our  financial condition, results of operations and ability to make cash distributions to unitholders.

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

In addition, all our vessels are subject to management and services agreements with affiliates of Höegh LNG. Moreover, pursuant to an administrative services agreement, Höegh Norway provides us and our operating company with certain administrative, financial and other support services. Our operational success and ability to grow our business will depend significantly upon the satisfactory performance of these services. Our business will be harmed if our service providers fail to perform these services satisfactorily, if they cancel their agreements with us or if they stop providing these services to us. Please read “Item 7.B. Related Party Transactions.”

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

Our operating expenses, on water survey costs and drydock capital expenditures depend on a variety of factors including crew costs, provisions, deck and engine stores and spares, lubricating oil, insurance, maintenance and repairs and shipyard costs, many of which are beyond our control and affect the entire shipping industry. While many of these costs are borne by the charterers under our time charters, there are some circumstance where this is not the case. For example, we bear the cost of fuel (bunkers) for the Höegh Grace time charter, and fuel is a significant expense in our operations when our vessels are, for example, moving to or from drydock or when off-hire. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of the Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil-producing countries and regions, regional production patterns and environmental concerns. These may increase vessel operating costs further. If costs continue to rise, they could materially and adversely affect our results of operations.

A shortage of qualified officers and crew, including possible disruptions caused by the COVID-19 outbreak, could have an adverse effect on our business and financial condition.

FSRUs and LNG carriers require a technically skilled officer staff with specialized training. As the global FSRU fleet and LNG carrier fleet continues to grow, the demand for technically skilled officers and crew has been increasing, which has led to a more competitive recruiting market. Increases in our historical vessel operating expenses have been attributable primarily to the rising costs of recruiting and retaining officers for our fleet. Furthermore, each key officer crewing an FSRU or LNG carrier must receive specialized training related to the operation and maintenance of the regasification equipment. If Höegh LNG Management and Höegh Maritime Management are unable to recruit and employ technically skilled staff and crew, they will not be able to adequately staff our vessels. Furthermore, should there be an outbreak of COVID-19 on board, adequate crewing my not be available to fulfill the obligations under the contract. In addition, the officers and crew work on a rotating schedule. Due to COVID-19, we could face (i) difficulty in finding healthy qualified replacement officers and crew; (ii) local quarantine restrictions limiting the ability to transfer infected crew members off the vessel or bring new crew on board, or (iii) restrictions in availability of supplies needed on board due to disruptions to third-party suppliers or transportation alternatives. A material decrease in the supply of technically skilled officers or an inability of Höegh LNG Management or Höegh Maritime Management to attract and retain such qualified officers, or rotate and replace virus infected crew, including as a result of the invasion of Ukraine by Russia and government responses thereto, could impair our ability to operate or increase the cost of crewing our vessels, which would materially adversely affect our business, financial condition and results of operations and significantly reduce our ability to make cash distributions to our unitholders.

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

Currency exchange rate fluctuations and currency devaluations could have an adverse effect on our results of operations from quarter to quarter. Historically, the substantial majority of our revenue has been generated in U.S. Dollars, but we incur a minority of our operating expenses in other currencies. All of our long-term debt is U.S. dollar denominated, but we incur a minority of short-term liabilities in other currencies. Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Currency Risk.”

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

Terrorist attacks, piracy and the current conflicts in Ukraine, the Middle East and elsewhere may adversely affect our business, financial condition, results of operations, ability to raise capital and future growth.

The recent Russian invasion of Ukraine may lead to further regional and international conflicts or armed action. It is possible that such conflict could disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the invasion, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations.

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

We conduct all of our operations outside of the United States and expect to continue to do so for the foreseeable future. Some of the countries in which we are engaged in business or where our vessels are registered, for example, Indonesia, Colombia and Jamaica, are historically less developed and stable than the United States. We are affected by economic, political, and governmental conditions in the countries where we are engaged in business or where our vessels are registered. We are also affected by policies related to labor and the crewing of FSRUs. Any disruption caused by these factors could harm our business. Further, we derive a substantial portion of our revenues from shipping and regasifying LNG from politically unstable regions. Future hostilities or other political instability where we operate or may operate could have a material adverse effect on the growth of our business, financial condition, results of operations and ability to make cash distributions to our unitholders. The recent Russian invasion of Ukraine, in addition to sanctions announced by President Biden and several European leaders against Russia and any forthcoming sanctions, may also adversely impact our business, given Russia’s role as a major global exporter of crude oil and natural gas. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in the Middle East, Southeast Asia, South America or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could harm our business and ability to make cash distributions to our unitholders.

Our vessels operating in international waters, now or in the future, will be subject to various international conventions and flag state laws and regulations relating to protection of the environment.

Our vessels traveling in international waters are subject to various existing regulations published by the International Maritime Organization ("IMO"), as well as marine pollution and prevention requirements imposed by the IMO

International Convention for the Prevention of Pollution from Ships of 1975, as from time to time has been or may be amended (the “MARPOL Convention”). In addition, our FSRUs may become subject to the International Convention on Liability and Compensation for Damage in Connection with the Carriage of Hazardous and Noxious Substances by Sea, as amended by the April 2010 Protocol to the HNS Convention (the “2010 HNS Convention”), if it is entered into force. In July 2019, South Africa became the 5th state to ratify the protocol, which must be ratified or acceded to by at least 7 more states to enter into effect. In 2020, the EU Ministers signed a declaration highlighting the importance of ratifying the 2010 HNS Convention. At least 6 states reported on significant progress toward implementation and ratification of the 2010 HNS Convention at the 2020 and 2021 sessions of the International Oil Pollution Compensation Funds. The 2010 HNS Convention is intended to put in place a comprehensive regime to address the risks of fire and explosion and to cover pollution damage from hazardous and noxious substances carried by ships, including loss of life, personal injury, and property loss of damage. If the 2010 HNS Convention were to enter into force, we cannot estimate with any certainty at this time the costs that may be needed to comply with any such requirements that may be adopted. Please read “Item 4.B. Business Overview––Environmental and Other Regulation” for a more detailed discussion on these topics.

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

Environmental and other regulatory requirements can affect the resale value or useful lives of our vessels, require ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local and national laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of oil or hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury, property or natural resource damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative or civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels.

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

Further legislation, or amendments to existing legislation, applicable to international and national maritime trade are expected over the coming years in areas such as ship recycling, sewage systems, emission control (including emissions of greenhouse gases) and ballast treatment and handling. Such legislation or regulations may require additional capital expenditures or operating expenses for us to maintain our vessels’ compliance with international and/or national regulations.

Climate change concerns and greenhouse gas regulations and impacts may adversely impact our operations and markets.

Due to concern over the risk of climate change, a number of countries and the IMO have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions from vessels. These regulatory measures may include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Although the emissions of greenhouse gases from international shipping currently are not subject to the international treaty on climate change known as the Paris Agreement, a new treaty or IMO regulations may be adopted in the future that includes restrictions on shipping emissions. In 2016, the IMO reaffirmed its strong commitment to continue to work to address greenhouse gas emissions from ships engaged in international trade. The IMO adopted an initial GHG reduction strategy in 2018 as a framework for further action with adoption of a revised IMO strategy targeted for 2023 (the “IMO GHG Strategy”). Consistent with the IMO GHG Strategy target of a 40% carbon reduction for international shipping by 2030, as compared to 2018, IMO’s Marine Environment Protection Committee (“MEPC”) agreed upon draft amendments to MARPOL Annex VI that would establish an enforceable regulatory framework to reduce greenhouse gas emissions from international shipping, consisting of technical and operational carbon reduction measures, including use of an Energy Efficiency Existing Ship Index, an operational Carbon Intensity Indicator and an enhanced Ship Energy Efficiency Management Plan.

These amendments were adopted at the June 2021 MEPC session and, are expected to enter into force on January 1, 2023. The relatively slow progress of the IMO in addressing emissions of greenhouse gases from shipping prompted the EU to proceed on a parallel path of regulation. In July 2021, the European Commission announced proposals that would put in place measures to address greenhouse gas emissions from shipping. Compliance with changes in laws and regulations relating to climate change could increase our costs of operating and maintaining our vessels and could require us to make significant financial expenditures that we cannot predict with certainty at this time. Further, our business may be adversely affected to the extent that climate change results in sea level changes or more intense weather events.

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

The hull and machinery of every large, oceangoing commercial vessel must be classed by a classification society authorized by her country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and SOLAS. Each of our vessels is certified by Det Norske Veritas, compliant with the ISM Code and “in class.” In order to maintain valid certificates from the classification society, a vessel must undergo annual surveys, intermediate surveys and renewal surveys. A vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Each of the vessels in our fleet has implemented a certified planned maintenance system. The classification society attends onboard once every year to verify that the maintenance of the equipment onboard is done correctly. For each of the Neptune and the Cape Ann, a renewal survey is conducted every five years and an intermediate survey is conducted within 30 months after a renewal survey. During the first 15 years of operation, the vessels have an extended drydock interval which allow them to be drydocked every 7.5 years, while intermediate surveys and certain renewal surveys occur while they are afloat, using an approved diving company in the presence of a surveyor from the classification society. After these vessels are 15 years old, they are expected to be drydocked every five years or, if required by the charterers, every 30 months. We do not anticipate drydocking of the PGN FSRU Lampung for the first 20 years as all the required surveys can be done afloat. In the first 15 years after its delivery from the shipyard, we expect the Höegh Gallant to have a renewal survey every five years and to be drydocked every 7.5 years. The Höegh Grace is also designed to carry out renewal surveys afloat which is conducted every five years and is not expected to go into drydocking for the duration of its current charter. The Höegh Grace is scheduled to carry out renewal survey afloat before the end of the second quarter of 2026. If any vessel does not maintain her class or fails any annual survey, renewal survey, intermediate survey or special survey, the vessel will be unable to trade between ports and will be unemployable. We would lose revenue while the vessel was off-hire and incur costs of compliance. This would negatively impact our revenues and reduce our cash available for distribution to unitholders.

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

The tightening of U.S. sanctions in recent years has affected non-U.S. companies. In particular, sanctions against Iran and the recent sanctions against Russia have been significantly expanded. In 2012, for example, the U.S. signed into law the Iran Threat Reduction and Syria Human Rights Act of 2012 (“TRA”), which placed further restrictions on the ability of non-U.S. companies to do business or trade with Iran and Syria. A major provision in the TRA is that issuers of securities must disclose to the SEC in their annual and quarterly reports filed after February 6, 2013 if the issuer or ‘‘any affiliate’’ has ‘‘knowingly’’ engaged in certain activities involving Iran during the timeframe covered by the report. This disclosure obligation is broad in scope in that it requires the reporting of activity that would not be considered a violation of U.S. sanctions as well as violative conduct and is not subject to a materiality threshold. The SEC publishes these disclosures on its website and the President of the United States must initiate an investigation in response to all disclosures.

In addition to the sanctions against Iran, the U.S. also has sanctions that target other countries, entities and individuals. These sanctions have certain extraterritorial effects that need to be considered by non-U.S. companies. It should also be noted that other governments have implemented versions of U.S. sanctions. We believe that we are in compliance with all applicable sanctions and embargo laws and regulations imposed by the U.S., the United Nations or European Union (the “EU”) countries and intend to maintain such compliance. However, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Any such violation could result in fines or other penalties and could result in some investors deciding, or being required, to divest their interest, or not to invest, in our units. Additionally, some investors may decide to divest their interest, or not to invest, in our units simply because we may do business with companies that do business in sanctioned countries. Investor perception of the value of our units may also be adversely affected by the consequences of war, the effects of terrorism, civil unrest and governmental actions in these and surrounding countries.

We face risks relating to our ineffective internal control over financial reporting.

As of December 31, 2021, we had control deficiencies related to information technology general controls, which constituted a material weakness in internal control over financial reporting. See “Item 15. Controls and Procedures.” Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected or corrected on a timely basis. While we are working to remediate the material weakness, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful in remediating our material weakness. If our remedial measures are insufficient to address the material weakness, or if additional material weaknesses are discovered or occur in the future, then there is a risk that our financial statements may contain material misstatements that are unknown to us at that time, and such misstatements could require us to restate our financial results.

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

Most recently, the Russian invasion of Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally, which could adversely affect the Partnership’s operations. Further, we or our customers or suppliers may be subject to retaliatory cyberattacks perpetrated by Russia or others at its direction in response to economic sanctions and other actions taken against Russia as a result of its invasion of Ukraine. It is difficult to assess the likelihood of such threat and any potential impact at this time.

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

We are exposed to market risks relating to the phase-out of LIBOR.

We have floating rate debt, the interest rate of which is determined based on LIBOR. LIBOR and other “benchmark” rates are subject to ongoing national and international regulatory scrutiny and reform. For example, on July 27, 2017, the United Kingdom Financial Conduct Authority (“FCA”) announced that it will no longer persuade or compel banks to submit rates for the calculation of the LIBOR rates after 2021 (the “FCA Announcement”). On November 30, 2020, the administrator of LIBOR announced a delay in the phase out of a majority of the U.S. dollar LIBOR publications until June 30, 2023, although the remainder of LIBOR publications phased out at the end of 2021. The foregoing announcements indicate that the continuation of LIBOR on the current basis is not guaranteed after 2023. The impact of such transition away from LIBOR could be significant for us because of our substantial indebtedness based on LIBOR.

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

As of March 31, 2022, Höegh LNG owns approximately 45.7% of our common units. Certain of our directors will also serve as directors of Höegh LNG or its affiliates and, as such, they will have fiduciary duties to Höegh LNG that may cause them to pursue business strategies that disproportionately benefit Höegh LNG or its affiliates or which otherwise are not in the best interests of us or our unitholders.

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

Furthermore, following the consummation of the Amalgamation, some provisions of the omnibus agreement that we entered into with Höegh LNG in connection with the IPO terminated by their terms, including (i) the prohibition on Höegh LNG from acquiring, owning, operating or chartering any Five-Year Vessels, (ii) the prohibition on us from acquiring, owning, operating or chartering any Non-Five-Year Vessels, and (iii) the rights of first offer associated with those rights. As a consequence, following the consummation of the Amalgamation, Höegh LNG is not required to offer us Five-Year Vessels and is permitted to compete with us.

The transaction proposed by Höegh LNG may not occur, may increase the volatility of the market price of our common units and will result in certain costs and expenses.

On December 6, 2021, we announced that the board of directors of the Partnership (the “HMLP Board”) received an unsolicited non-binding proposal, dated December 3, 2021, from Höegh LNG pursuant to which Höegh LNG would acquire through a wholly owned subsidiary all our publicly held common units in exchange for $4.25 in cash per common unit. Hӧegh LNG has proposed that a transaction would be effectuated through a merger between the Partnership and a subsidiary of Hӧegh LNG (the “Offer”). The HMLP Board has authorized the Conflicts Committee of the HMLP Board, comprised only of non-Höegh LNG affiliated directors, to review and evaluate the Offer. The Conflicts Committee has retained advisors and discussions regarding a potential transaction are ongoing.

The proposed transaction is subject to a number of contingencies, including the approval by the Conflicts Committee, the HMLP Board and the Höegh LNG board of directors of any definitive agreement and, if a definitive agreement is reached, the approval by the holders of a majority of outstanding common units in the Partnership. The transaction would also be subject to customary closing conditions. There can be no assurance that definitive documentation will be executed or that any transaction will materialize.

The market price of our common units may reflect various assumptions as to whether the proposed transaction with Höegh LNG will occur. Variations in the market price of our common units may occur as a result of changing assumptions regarding the proposed transaction, independent of changes in our business, financial condition or prospects or changes in general market or economic conditions. As a result, a definitive agreement regarding a transaction, or a failure to reach a definitive agreement regarding a transaction, could result in a significant change in the market price of our common units.

We expect to incur costs in connection with the consideration of Höegh LNG’s proposal, including costs of financial and legal advisors to the Conflicts Committee of the HMLP Board. Mergers such as the one proposed in the Offer often attract litigation. If any litigation is commenced regarding the Offer, the Partnership will be required to expend additional resources defending such litigation. It is difficult to estimate the aggregate amount of such costs, although they could be substantial. In addition, uncertainly associated with the potential transaction could adversely affect our ability to attract, retain and motivate key employees, which could have a negative effect on our operations and business plans.

Our officers may face conflicts in the allocation of their time to our business.

Håvard Furu, our Chief Executive Officer and Chief Financial Officer also serves as the chief financial officer of Höegh LNG. He and any future officers may face conflicts in the allocation of their time to our business. The affiliates of our general partner, including Höegh LNG, conduct substantial businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of our officers who also provide services to our general partner’s affiliates, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, while our Chief Executive Officer and Chief Financial Officer is expected to devote substantial time to our business, he may participate in activities for Höegh LNG that are linked to opportunities or challenges for us.

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

We have granted registration rights to Höegh LNG and certain of its affiliates. These unitholders have the right, subject to some conditions, to require us to file registration statements covering any of our common or other equity securities owned by them or to include those securities in registration statements that we may file for ourselves or other unitholders. As of March 31, 2022, Höegh LNG owns 15,257,498 common units and all of the incentive distribution rights. Following their registration and sale under the applicable registration statement, those securities will become freely tradable. By exercising their registration rights and selling a large number of common units or other securities, these unitholders could cause the price of our common units to decline.

As a Marshall Islands partnership with principal executive offices in Bermuda, and also having subsidiaries in the Marshall Islands and the Cayman Islands, our operations are subject to local economic substance regulations required by the European Union, which could harm our business.

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

In addition, the Marshall Islands, Bermuda and the Cayman Islands have enacted economic substance laws and regulations with which we are obligated to comply. Bermuda has adopted the Economic Substance Act 2018 (as amended) (the “Economic Substance Act”), and the Economic Substance Regulations 2018 (as amended) (“Economic Substance Regulations”). The Economic Substance Act requires each registered entity to maintain a substantial economic presence in Bermuda and provides that a registered entity that carries on a relevant activity complies with economic substance requirements if (i) it is directed and managed in Bermuda, (ii) its core income-generating activities (as are prescribed in the Economic Substance Regulations) are undertaken in Bermuda with respect to the relevant activity, (iii) it maintains adequate physical presence in Bermuda, (iv) it has adequate full time employees in Bermuda with suitable qualifications and (v) it incurs adequate operating expenditure in Bermuda in relation to the relevant activity. Due to our officers’ and directors’ inability to travel to Bermuda for meetings because of COVID-19 travel restrictions, it is possible that we did not fully comply with the Economic Substance Act in 2020 and 2021. We are seeking clarification from Bermuda as to whether we complied with the Economic Substance Act in such years and, if not, whether any exemption or dispensation can be provided due to COVID-19. Additionally, legislation has been adopted in the Cayman Islands (which came into force on January 1, 2019) which requires certain entities that carry out particular activities to comply with an economic substance test whereby the entity must show that it (i) carries out activities that are of central importance to the entity from the Cayman Islands, (ii) has held an adequate number of its board meetings in the Cayman Islands when judged against the level of decision-making required and (iii) has an adequate (a) amount of operating expenditures in the Cayman Islands, (b) physical presence in the Cayman Islands and (c) number of full-time employees in the Cayman Islands. Marshall Islands regulations require certain entities that carry out particular activities to comply with an economic substance test whereby the entity must show that it (i) is directed and managed in the Marshall Islands in relation to that relevant activity, (ii) carries out core income-generating activity in relation to that relevant activity in the Marshall Islands (although it is being understood and acknowledged by the regulators that income-generated activities for shipping companies will generally occur in international waters) and (iii) having regard to the level of relevant activity carried out in the Marshall Islands has (a) an adequate amount of expenditures in the Marshall Islands, (b) adequate physical presence in the Marshall Islands and (c) an adequate number of qualified employees in the Marshall Islands.

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

We may, without the approval of our common unitholders, issue an unlimited number of additional units or other equity securities. In addition, we may issue units that are senior to the common units in right of distribution, liquidation and voting. For example, as of March 31, 2022 we have outstanding 7,089,325 8.75% Series A preferred units. The Series A preferred units rank senior to the Partnership’s common units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up but junior to all of the Partnership’s debt and other liabilities. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

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

As of March 31, 2022, Höegh LNG, which owns and controls our general partner, owns approximately 45.7% of our common units.

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

Our Series A preferred units are subordinated to all of our existing and future indebtedness. As of December 31, 2021, our total outstanding principal amount of debt was $416.7 million. We may incur additional debt in the future. The payment of principal and interest on our debt reduces cash available for distribution to us and on our limited partner interests, including the Series A preferred units.

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

Tax Risks

In addition to the following risk factors, you should read “Item 4.B. Business Overview—Taxation of the Partnership” and “Item 10.E. Taxation” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our common units.

We are subject to taxes, which reduces our cash available for distribution to you.

Some of our subsidiaries will be subject to tax in the jurisdictions in which they are organized or operate, reducing the amount of cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on our subsidiaries, further reducing the cash available for distribution. In addition, changes in our operations could result in additional tax being imposed on us, our operating company or our or its subsidiaries in jurisdictions in which operations are conducted. Moreover, tax regulation and reporting requirements for value added taxes, withholding taxes, property taxes and corporate income taxes are complex in Indonesia, Colombia, and many of the countries where we operate. Tax regulations, guidance and interpretation in emerging markets may not always be clear and may be subject to alternative interpretations or changes in interpretation over time. In particular, Indonesia and Colombia have complex tax regulations and reporting requirements, which if not properly applied, could result in penalties that could be significant, which could also harm our business and ability to make cash distributions to our unitholders. Please read “Item 4.B. Business Overview—Taxation of the Partnership,” “Item 5.D. Operating and Financial Review and Prospects—Trend Information” and note 17 under Indonesian corporate income tax, Indonesian property tax and Colombian Municipal Industry and Commerce Tax to our consolidated financial statements.

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

We believe we can conduct our affairs in a manner that does not result in our unitholders being considered to be carrying on business in Norway solely as a consequence of the acquisition, ownership, disposition or redemption of our common units. However, the question of whether either we or any of our subsidiaries will be treated as carrying on business in any jurisdiction, including the Norway, will be largely a question of fact to be determined through an analysis of the decisions made and powers exercised by our board of directors, the limitation of the Chief Executive Officer and Chief Financial Officer's decisions making to day-to-day management for the purpose of implementing the decisions made by our board of directors, contractual arrangements, including the ship management agreements that our joint ventures and subsidiaries have entered into with Höegh LNG Management, the sub-technical support agreement that Höegh Norway has entered into with Höegh LNG Management, the administrative service agreement we and our operating company have entered into with Höegh Norway, as well as through an analysis of the manner in which we conduct business or operations, all of which may change over time. Furthermore, the laws of Norway or any other jurisdiction may also change, which could cause that jurisdiction’s taxing authorities to determine that we are carrying on business in such jurisdiction and that we or our unitholders are subject to its taxation laws. In addition to the potential for taxation of our unitholders, any additional taxes imposed on us or any of our subsidiaries will reduce our cash available for distribution.

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

On October 1, 2015, we acquired 100% of the shares of the entity that indirectly owned the FSRU Höegh Gallant. On January 3, 2017, we closed the acquisition of a 51% ownership interest in the Höegh Grace entities. On December 1, 2017, we closed the acquisition of the remaining 49% ownership interest in the Höegh Grace entities.

As of March 31, 2022, we had a fleet of five FSRUs. Our fleet consists of interests in the following vessels:

●	a 50% interest in the Neptune, an FSRU built in 2009 that is currently operating under a time charter with Total Gas & Power a subsidiary of Total, a French publicly listed company, that produces and markets fuels, natural gas and low-carbon electricity, that expires in 2029, with an option to extend for up to two additional periods of five years each;
●	a 50% interest in the Cape Ann, an FSRU built in 2010 that is currently operating under a time charter with Total Gas & Power, that expires in 2030, with an option to extend for up to two additional periods of five years each;
●	a 100% economic interest in the PGN FSRU Lampung, an FSRU built in 2014 that is currently operating under a time charter with PGN LNG, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk, a subsidiary of PT Pertamina, government-controlled, Indonesian oil and gas producer, natural gas transportation and distribution company. The time charter expires in 2034, with options to extend the time charter either for an additional 10 years or for up to two additional periods of five years each;
●	a 100% interest in the Höegh Gallant, an FSRU built in 2014. Previously, the Höegh Gallant operated under a long-term time charter which started in 2015 and expired in 2020 with EgyptCo, a subsidiary of Höegh LNG. On February 27, 2020, we exercised our right pursuant to an option agreement to cause Höegh LNG or its subsidiary to charter the Höegh Gallant from the expiration of the EgyptCo charter until July 2025. On April 30, 2020, we entered into a lease and maintenance agreement with another subsidiary of Höegh LNG for the time charter of the Höegh Gallant (“the Suspended Gallant Charter”). On September 23, 2021, we entered into agreements with subsidiaries of New Fortress to charter the Höegh Gallant primarily for FSRU operations for a period of ten years, with FSRU operations commencing on March 20, 2022 (the “NFE Charter”). From November 26, 2021 until the FSRU operations commenced, New Fortress chartered the vessel for LNG carrier operations. We have entered into an agreement to suspend the Suspended Gallant Charter, with effect from the commencement of the NFE Charter, and a make-whole agreement (together, the “Suspension and Make-Whole Agreements”), pursuant to which Höegh LNG's subsidiary will compensate us monthly for the difference between the charter rate earned under the NFE Charter and the charter rate earned under the Suspended Gallant Charter with the addition of a modest increase until July 31, 2025, the original expiration date of the Suspended Gallant Charter. Afterwards, we will continue to receive the charter rate agreed with New Fortress for the remaining term of the NFE Charter. In addition, pursuant to the Suspension and Make-Whole Agreements, certain capital expenditures incurred to ready and relocate the Höegh Gallant for performance under the NFE Charter will be shared 50/50 between Höegh LNG and the Partnership, subject to a maximum obligation of the Partnership; and
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

Capital Expenditures

Our capital expenditures amounted to $3.1 million, $0.0 million and $0.3 million for the years ended December 31, 2021, 2020, and 2019 respectively.

B.Business Overview

General

We own and operate floating storage and regasification units (FSRUs) under long-term charters, which we define as charters of five or more years. One of our principal strengths is our relationship with Höegh LNG. With a 40-year track record dating back to the delivery of the world’s first Moss-type LNG carrier in 1973, we believe that Höegh LNG is one of the most experienced operators of LNG carriers and one of only a few operators of FSRUs in the world. Our affiliation with Höegh LNG gives us access to Höegh LNG’s long-standing relationships with leading oil and gas companies, utility companies, shipbuilders, financing sources and suppliers, which we believe will allow us to compete more effectively when seeking additional long-term charters for our FSRUs.

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

Floating Regasification Vessels

Traditionally, the import of LNG and its regasification has been done in land-based terminals. However, the interest in and use of floating import and regasification solutions is increasing.

Floating regasification vessels may be called shuttle and regas vessels (“SRVs”) or LNG regas vessels (“LNGRVs”) but are more commonly referred to as FSRUs or Floating Storage and Regasification Units. FSRU technology represents a flexible, proven, expedient and cost-effective means of allowing countries or regions to import LNG.

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

Key benefits of FSRU technology include:

●	Speed. Planning, siting, permitting and constructing a traditional, land-based LNG terminal typically requires five to six years. In comparison, FSRU projects typically take less than 24 months to execute and have been implemented in as little as six months.
●	Reduced Costs. FSRUs are considerably less capital intensive than a land-based LNG terminal, where even small terminals can cost upwards of $600 million. More importantly, the providers of FSRUs are prepared to retain ownership of their vessels and charter them to the importing company for a short, medium or long term period, avoiding the need for major capital outlays and corresponding financing requirements.
●	Greater Cost Certainty. An importer has greater clarity on fees for regasification services and delivery of gas with an FSRU as compared to a land-based LNG terminal, which may be more likely to face construction cost overruns and uncertainty around terminal throughput fees.
●	Operational Flexibility. FSRU operators have entered into agreements as short as two years, whereas land-based LNG terminals often require long term commitments of 15 years or more.

●	Market Flexibility. Some FSRUs can also be operated as conventional LNG carriers and owners have been prepared to build such vessels on a speculative basis. FSRU technology has the flexibility to meet different market needs and terminal location challenges.

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

On March 8, 2021, Höegh LNG announced a recommended offer by Leif Höegh & Co. Ltd. (“LHC”) and funds managed by Morgan Stanley Infrastructure Partners (“MSIP”) through a 50/50 joint venture, Larus Holding Limited (“JVCo”), to acquire the remaining issued and outstanding shares of Höegh LNG not currently owned by LHC or its affiliates (the “Amalgamation”). The Amalgamation was approved by Höegh LNG’s shareholders and bondholders and closed on May 4, 2021. Höegh LNG is now wholly-owned by JVCo, and the common shares of Höegh LNG have been delisted from the Oslo Stock Exchange. Following the Amalgamation, some provisions of the omnibus agreement terminated by their terms, including (i) the prohibition on Höegh LNG from acquiring, owning, operating or chartering any Five-Year Vessels, (ii) the prohibition on us from acquiring, owning, operating or chartering any Non-Five-Year Vessels, and (iii) the rights of first offer associated with those rights. As a consequence, unless otherwise agreed between the parties, Höegh LNG will not be required to offer us Five-Year Vessels and is permitted to compete with us.

On December 6, 2021, we announced that the HMLP Board received an unsolicited non-binding proposal, dated December 3, 2021, from Höegh LNG pursuant to which Höegh LNG would acquire through a wholly owned subsidiary all our publicly held common units in exchange for $4.25 in cash per common unit. Hӧegh LNG has proposed that a transaction would be effectuated through a merger between the Partnership and a subsidiary of Hӧegh LNG (the “Offer”). The HMLP Board has authorized the Conflicts Committee of the HMLP Board, comprised only of non-Höegh LNG affiliated directors, to review and evaluate the Offer. The Conflicts Committee has retained advisors and discussions regarding a potential transaction are ongoing.

Business Strategies

●	Pursue Strategic Acquisitions of FSRUs, LNG Carriers and Other LNG Infrastructure Assets on Long-Term, Fixed-Rate Charters with Strong Counterparties. We may seek to leverage our relationship with Höegh LNG to make strategic acquisitions. We may also take advantage of business opportunities and market trends in the LNG transportation industry to grow our assets through third-party acquisitions of FSRUs, LNG carriers and other LNG infrastructure assets under long-term charters. We intend to primarily focus on modern assets if making acquisitions in the future.
●	Expand Global Operations in High-Growth Regions. We may seek to capitalize on opportunities emerging from the global expansion of LNG production activity and the need to provide flexible regasification solutions in areas which require natural gas imports. We believe that Höegh LNG’s position as one of a few FSRU owners and operators in the world, more than 40-year operational track record and strong customer relationships will enable us to have early access to new projects worldwide.
●	Enhance and Diversify Customer Relationships Through Continued Operating Excellence and Technological Innovation. We intend to maintain and potentially grow our cash flows by focusing on strong customer relationships and actively seeking the extension and renewal of existing charters, entering into new long-term charters with current customers, and identifying new business opportunities with other creditworthy charterers. We believe our customer relationships are enhanced by our ability to provide expert technical advice to our customers through Höegh LNG’s in-house engineering department, which in turn enables us to be directly involved in our customers’ project development processes. We will continue to incorporate safety, health, security and environmental stewardship into all aspects of vessel design and operation in order to satisfy our customers and comply with national and international rules and regulations. We believe that Höegh LNG’s operational expertise, recognized position, and track record in floating LNG infrastructure services will position us favorably to capture additional commercial opportunities in the FSRU and LNG sectors.

We can provide no assurance, however, that we will be able to implement our business strategies described above. For further discussion of the risks that we face, please read “Item 3.D. Risk Factors.”

Our Fleet

Our Current Fleet

As of March 31, 2022, our fleet consists of interests in the following vessels:

●	a 50% interest in the Neptune, an FSRU built in 2009 that is currently operating under a time charter with Total Gas & Power that expires in 2029, with an option to extend for up to two additional periods of five years each;
●	a 50% interest in the Cape Ann, an FSRU built in 2010 that is currently operating under a time charter with Total Gas & Power that expires in 2030, with an option to extend for up to two additional periods of five years each;
●	a 100% economic interest in the PGN FSRU Lampung, an FSRU built in 2014 that is currently operating under a time charter with PGN LNG that expires in 2034, with options to extend either for an additional 10 years or for up to two additional periods of five years each;
●	a 100% interest in the Höegh Gallant, an FSRU built in 2014 that is currently operating under a time charter with subsidiaries of New Fortress that expires in 2031, with option to extend for up to one additional year; and
●	a 100% interest in Höegh Grace, an FSRU built in 2016 that is currently operating under a time charter with SPEC. The non-cancellable charter period is 10 years. The initial term of the charter is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC

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

The following table provides information about our five FSRUs:

		Maximum					Charter
		send out	Location				extension
	Capacity	capacity	of	Charter		Charter	option
FSRU	(cbm)	(MMscf/d)	operation	commencement	Charterer	Expiration	period
Neptune	145,000	750	Various	Nov 2009	Total Gas & Power	2029	Five years plus five years
Cape Ann	145,000	750	China	Jun 2010	Total Gas & Power	2030	Five years plus five years
PGN FSRU Lampung	170,000	360	Indonesia	Jul 2014	PGN LNG	2034	Five or 10 years (1)
Höegh Gallant	170,000	500	Jamaica	Mar 2022	NFE Subsidiaries	2031	1 year
Höegh Grace	170,000	500	Colombia	Dec 2016	SPEC	2036	n/a (2)
(1)	After the initial term, PGN LNG has the choice to extend the term by either five years or 10 years. If PGN LNG extends the term by five years, it subsequently may extend the term by another five years.
(2)	The non-cancellable term is 10 years. The initial term is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC waives its right to terminate in year 10 within a certain deadline, we will not be able to exercise our right to terminate in year 10.

As of December 31, 2021, the Neptune, the Cape Ann, the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace were approximately 12.2 years old, 11.6 years old, 7.8 years old, 7.2 years old and 5.8 years old, respectively. FSRUs are generally designed to have a lifespan of approximately 40 years.

From December 2016 until June 2019, the Neptune operated as the first FSRU in the Turkish market at the Etki Terminal near the port of Aliaga in Izmir province on the west coast of Turkey. Neptune has been trading as LNG carrier since leaving Turkey. From October 2017 to March 2018, the Cape Ann was sub-chartered as an FSRU, located in Tianjin outside Beijing, China. From April 2018 to June 2021, the Cape Ann has served as an LNG carrier. Commencing in July 2021, the Cape Ann has operated as an FSRU in Tianjin,China.

The PGN FSRU Lampung is located offshore in the Lampung province at the southeast coast of Sumatra, Indonesia. The vessel is moored at a purpose-built mooring system built by a subcontractor of Höegh LNG, subsequently sold to PGN LNG and located approximately 16 kilometers offshore.

In October 2018, the Höegh Gallant commenced operating as an LNG carrier for EgyptCo's charter with a third party with a term until April 2020. The FSRU Höegh Gallant operated as an LNG import terminal at Ain Sokhna port, located on the Red Sea in Egypt, until October 2018. On April 30, 2020, we entered into the Suspended Gallant Charter with CharterCo, a subsidiary of Höegh LNG, which commenced on May 1, 2020 and was subsequently suspended. The Partnership has entered into agreements with subsidiaries of New Fortress to charter the vessel primarily for FSRU operations for a period of ten years, with FSRU operations commencing March 20, 2022. The vessel is located outside the port of Kingston, Jamaica. From November 26, 2021 until the FSRU operations commenced, New Fortress chartered the vessel for LNG carrier operations.

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

Technical Specifications

Each FSRU in our fleet has the following onboard equipment for the vaporization of LNG and delivery of high-pressure natural gas:

●	High-Pressure Cryogenic Pumps. Each FSRU has high-pressure cryogenic pumps, which pressurize the LNG prior to vaporization.
●	Vaporizers. Each FSRU has vaporizers, which convert the LNG back to vaporous natural gas using heat generated by either steam boilers or seawater.
●	Dual-Fuel Diesel Electric Propulsion Plant. Each FSRU has a dual-fuel diesel electric propulsion plant, which provides the power for the vessel’s regasification, propulsion and utility systems.
●	Mooring System. Each of the Neptune and the Cape Ann is equipped with a submerged turret loading (“STL”) offshore mooring system and can also be moored to a jetty. The PGN FSRU Lampung is equipped for mooring to a tower yoke. The Höegh Gallant and the Höegh Grace are equipped for quay-side mooring.
●	Gas Export System. The PGN FSRU Lampung has an export pipeline on her bow, which is connected via jumper hoses to the tower yoke. The Höegh Gallant and the Höegh Grace have a high-pressure manifold on the side, to connect to the loading arms on the purpose-built jetties. The Neptune and the Cape Ann have an STL buoy system but have also been retrofitted with high-pressure gas manifold on the side, which can be connected to loading arms on a jetty.

Each of the Neptune and the Cape Ann has a closed-loop regasification system, where heat for vaporization is generated by steam boilers. Because of the closed-loop regasification system, the Neptune and the Cape Ann are capable of operating the regasification system in cold climate where the seawater temperature is low. The PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace have open-loop regasification systems, where heat for vaporization is generated by pumping sea water. Consequently, these vessels are not capable of operating the regasification system in cold climate where the seawater temperature is low.

Each of the Neptune, the Cape Ann, the Höegh Gallant and the Höegh Grace is capable of operating as a conventional LNG carrier. The PGN FSRU Lampung has insufficient propulsion power to operate as a conventional LNG carrier.

Customers

For the years ended December 31, 2021, 2020 and 2019 the total revenues in the consolidated statements of income are from PGN LNG, EgyptCo and CharterCo (both subsidiaries of Höegh LNG), NFE South Holdings Limited and NFE International Shipping LLC, subsidiaries of New Fortress, and SPEC. PGN LNG is a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk, a subsidiary of PT Pertamina, a government-controlled, Indonesian oil and gas producer, natural gas transportation and distribution company. SPEC is owned 51% by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas, and 49% by private equity investors. NFE South Holdings Limited and NFE International Shipping LLC are subsidiaries of New Fortress, a U.S. publicly listed gas-to-power infrastructure company. Total Gas & Power (formerly Global LNG Supply), accounted for 100% of our joint ventures’ time charter revenues for the years ended December 31, 2021, 2020 and 2019. During 2018, Global LNG Supply was acquired by Total, a French publicly listed company, that produces and markets fuels, natural gas and low-carbon electricity, from ENGIE. In February 2020, our joint ventures’ time charters were novated from Global LNG Supply to Total Gas & Power, a subsidiary of Total.

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

Cape Ann Time Charter

Initial Term; Extensions

The Cape Ann time charter commenced upon acceptance of the vessel by the charterer in June 2010. The initial term of the Cape Ann time charter is 20 years. Total Gas & Power has the option to extend the time charter for up to two additional periods of five years each. Commencing July 2021, Total Gas & Power subchartered the Cape Ann to PipeChina Tianjin LNG Limited for a period of two years as an FSRU in China, pursuant to which Total Gas & Power and SRV Joint Gas Two Ltd. amended the Cape Ann time charter to allow for the use of the Cape Ann at the Tianjin FSRU terminal in China. Such amendments apply only during the term of the subcharter.

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

Subcharter Provisions

In connection with the subcharter, the charterer will after the expiration of the subcharter, reimburse the costs of reinstating the vessel in order for her to be in every way fitted for service under the charter, during which times the vessel will be on-hire. The charterer is also required to compensate the vessel owner for time spent and costs and expenses incurred in connection with the subcharter and arrange for the importation, stay and exportation into and from China of the Cape Ann and any materials or equipment needed for the vessel owner’s performance of the subcharter. The charterer will indemnify the vessel owner for costs, claims or losses that the vessel owner incurs as a consequence of the subcharter, except if such costs, claims or losses resulted directly from the vessel owner’s material failure to comply with the time charter, and for any Chinese taxes. The subcharter also includes an option for the vessel to operate as an LNG carrier.

During the term of the subcharter and while the vessel is not on a voyage as an LNG carrier, certain amendments to the time charter apply, including the following:

●	additional crew requirements, with the charterer responsible for providing and paying for any Chinese master, officer or crew required to be onboard;
●	the charterer will provide port and marine facilities capable of receiving the vessel and berths and places that the vessel can safely reach and return from;

●	in lieu of the off-hire provision, hire will be reduced proportionately to the extent the vessel does not achieve the minimum discharge rate of regasified LNG;
●	the maintenance provisions and allowances differ;
●	the parties waive any consequential damages arising out of or related to the use or operation of the Tianjin FSRU terminal;
●	performance standards different from those described under “—Neptune Time Charter—Performance Standards,” pursuant to which the vessel owner undertakes to ensure that the vessel maintains a maximum daily boil-off, delivers the nominated discharge rate in accordance with the daily curve agreed with the charterer, is capable of regasifying LNG in a closed-loop heating mode at a specified pressure and temperature and regasifies and discharges her cargo at not less than a regasified LNG discharge rate; and
●	with respect to indemnification, the definition of the “Charterer’s Group” includes PipeChina Tianjin LNG Limited.

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

Additionally, after the occurrence of an event of default by the vessel owner (including if the vessel owner or Höegh LNG fails to pay its debts, becomes insolvent or enters into bankruptcy or liquidation or if Höegh LNG’s guarantee becomes unenforceable, and either such default is not timely cured), and while such event of default continues, the charterer may terminate the time charter. If the charterer terminates the time charter for certain events of default that the vessel owner intentionally or deliberately committed for the purpose of terminating the time charter so that the vessel owner could employ the vessel with a third party, the vessel owner will transfer the vessel’s title to the charterer.

The vessel owner may terminate the time charter after the occurrence of an event of default by the charterer (including if the charterer fails to pay its debts, becomes insolvent or enters into bankruptcy or liquidation and such default is not timely cured) while such event of default continues. If the charterer fails to pay invoiced amounts when due and such failure continues for a specified number of days following notice from the vessel owner, the vessel owner may suspend its performance and remain on-hire until such failure is corrected.

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

Purchase Option

PGN LNG was granted an option to purchase the PGN FSRU Lampung at specified prices based upon the year in which the option is exercised. Such option to purchase may be exercised commencing in June 2018; however, it may not be exercised if either of the charter extension options has expired without exercise. The option is exercisable upon PGN LNG giving us notice specifying the time and date of delivery, which must be after the third anniversary of the date of delivery. The option to purchase survives termination of the time charter. PGN LNG has discussed alternatives regarding the option, among other contractual provisions. However, no notice has been provided to indicate an intention of exercising this option as of March 31, 2022. Please read “Item 3.D. Risk Factors—Risks Inherent in Our Business—PGN LNG and SPEC have options to purchase the PGN FSRU Lampung and Höegh Grace, respectively. If either charterer exercises its option, it could have a material adverse effect on our operating cash flows and our ability to make cash distributions to our unitholders.”

Guarantee

Pursuant to the PGN FSRU Lampung time charter, Höegh LNG guarantees the due and proper performance by PT Höegh of all its obligations and liabilities under the time charter.

Höegh Gallant Time Charter

The Höegh Gallant is subject to two material agreements with subsidiaries of New Fortress: an International Charter Agreement, pursuant to which the Partnership charters the vessel to a subsidiary of New Fortress (the “ICA”) and the FSRU Operation and Services Agreement, pursuant to which our operating company provides certain operational services to a subsidiary of New Fortress with respect to the vessel (the “OSA”). The ICA and the OSA are collectively referred to as the “Höegh Gallant charter.”

Term and Termination

The Höegh Gallant charter has a term of 10 years. The charterer has the option to extend the term of the Höegh Gallant charter for an additional year.

There are certain conditions under which the Höegh Gallant charter could terminate prior to its expiration date. The charter will terminate automatically upon the loss of the vessel. Either party may also terminate the charter for force majeure after a specified period. Additionally, either party may elect to terminate the charter upon the occurrence of specified events of default which, in the case of a termination by the charterer, include (i) the vessel owner ceases to be a member of the Partnership group or the Höegh LNG group in a manner in violation of the Höegh Gallant charter; (ii) the vessel owner (a) fails to pay its debts or is otherwise insolvent, or (b) enters into bankruptcy or liquidation; or (iii) unless such defaults are timely cured (if capable of cure), without charterer’s consent (a) the vessel ceases to be registered under the laws of the agreed flag state, (b) the vessel ceases to hold a classification certificate with the agreed classification society, (c) the vessel owner effects a lien or other mortgage over the vessel (other than permitted liens), or (d) the vessel owner fails to maintain insurance. The charterer also has the right to terminate the charter in the event of a prolonged off-hire period. If the ICA is terminated for any reason, the OSA will automatically terminate as well.

Performance Standards

Under the Höegh Gallant charter, the vessel owner undertakes to ensure that the vessel meets specified performance standards at all times during the term of the charter. The charterer is permitted to reduce the hire rate or service fee, as applicable, under the Höegh Gallant charter in the event that the Höegh Gallant is unable to timely accept all or part of a delivered LNG cargo, is unable to deliver the specified amount of regasified natural gas, consumes more than a specified amount of fuel or suffers other performance failures.

Hire Rate and Service Fees

Under the Höegh Gallant charter, hire is payable monthly, in arrears, in U.S. Dollars. The charterer pays a fixed daily rate of hire (with respect to the ICA) and service fees (with respect to the OSA), as set forth in the Höegh Gallant charter.

Expenses

The vessel owner is responsible for providing certain items and services, which include, among other things, provisions and wages of the crew; bunker fuel, drydocking, overhaul, maintenance and repairs; insurance; stores; necessary spare parts; communication expenses and fees paid to the classification societies and regulatory authorities. The hire rate is designed to cover these expenses except for when the vessel is off-hire. The charterer pays for fuel oil and port expenses.

Off-hire

Except for force majeure events, events that are excusable events (as defined in the Höegh Gallant charter) and maintenance of the vessel (other than actions required due to a change in law of a jurisdiction other than the jurisdiction in which the vessel is operating in FSRU mode or where charterer is incorporated, domiciled or located), under the Höegh Gallant charter the vessel generally will be deemed off-hire during any time in which the vessel is either unable to meet a defined threshold of nominated volume of daily regasified LNG, ceases completely or is incapable or unable to send out any regasified LNG, or completely ceases to be at the charterer’s disposal during the charter period

Ship Management and Maintenance

Under the Höegh Gallant charter, the vessel owner is responsible for the technical management of the vessel, including maintaining the vessel, arranging supply of stores and equipment, periodic drydocking and ensuring compliance with applicable regulations, including licensing and certification requirements. The crew is provided to the vessel owner by Höegh Maritime Management pursuant to a secondment agreement. The remaining services are provided to the vessel owner by Höegh LNG Management pursuant to a ship management agreement split in two. One Crew recruitment services agreement and one Professional Payment Services agreement.

Indemnification

The charterer will indemnify the vessel owner for any damage or loss to the charterer’s vessel interconnection infrastructure, to the connecting pipeline and onshore receiving system and any property owned, leased, chartered or hired by charterer (except the Höegh Gallant), or for any death or personal injury of the charterer, its affiliates or their contractors (collectively, the “Charterer Indemnified Parties”) regardless of cause or whether or not the negligence, omission or default of the vessel owner, its affiliates or their contractors (collectively, the “Owner Indemnified Parties”) caused or contributed to the damages.

The vessel owner will indemnify the charterer for any damage or loss of the vessel and of its property, and any death or personal injury of the Owner Indemnified Parties regardless of cause or whether or not the negligence, omission or default of the Charterer Indemnified Parties caused or contributed to the damages.

The vessel owner will indemnify the Charterer Indemnified Parties for all damages arising out of, attributable to or in connection with pollution emanating from the Höegh Gallant (or its equipment), including spills or leaks of fuel, lubricants, oils, paints, solvents, ballasts, bilge, garbage, or sewerage, regardless of fault. The charterer will indemnify the Owner Indemnified Parties for all damages arising out of, attributable to or in connection with pollution in connection with the Höegh Gallant charter, other than damages covered by the previous sentence, regardless of fault.

Each of the vessel owner and the charterer will indemnify the other party for any loss, damage to any property or injury or death suffered by any third party, caused by the negligence of an Owner Indemnified Party or Charterer Indemnified Party, as applicable.

Guarantee

The Partnership guarantees the performance of Höegh Gallant under the Höegh Gallant charter, subject to a cap on its total liability. NFE Atlantic Holdings LLC, a subsidiary of New Fortress, guarantees the performance of the charterer under the Höegh Gallant charter, subject to a cap on its total liability.

Suspended Gallant Charter

Previously, the Höegh Gallant operated under a long-term time charter which started in 2015 and expired in 2020 with EgyptCo, a subsidiary of Höegh LNG. On February 27, 2020, the Partnership exercised its right pursuant to an option agreement to cause Höegh LNG or its subsidiary to charter the Höegh Gallant from the expiration of the EgyptCo charter until July 2025. On April 30, 2020, we entered into a lease and maintenance agreement with another subsidiary of Höegh LNG for the time charter of the Höegh Gallant (the “Suspended Gallant Charter”). On September 23, 2021, we entered into the Höegh Gallant charter. From November 26, 2021 until the FSRU operations commenced in March 2022, New Fortress chartered the vessel for LNG carrier operations. We have entered into the Suspension and Make-Whole Agreements to suspend the Suspended Gallant Charter, with effect from the commencement of the Höegh Gallant charter, and pursuant to which Höegh LNG's subsidiary will compensate us monthly for the difference between the charter rate earned under the Höegh Gallant charter and the charter rate earned under the Suspended Gallant Charter with the addition of a modest increase until July 31, 2025, the original expiration date of the Suspended Gallant Charter. Afterwards, we will continue to receive the charter rate agreed with New Fortress for the remaining term of the Höegh Gallant charter. In addition, pursuant to the Suspension and Make-Whole Agreements, certain capital expenditures incurred to ready and relocate the Höegh Gallant for performance under the Höegh Gallant charter will be shared 50/50 between Höegh LNG and the Partnership, subject to a maximum obligation of the Partnership.

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

There are certain conditions under which the Höegh Grace charter could terminate prior to its expiration date. The charter will terminate automatically upon the loss of the vessel. Either party may also terminate the charter for force majeure after a specified period. Additionally, either party may elect to terminate the charter upon the occurrence of specified events of default, which, in the case of a termination by the charterer, include:

(i) if there is a change in the legal or disponoent ownership of the vessel other than as permitted under the Höegh Grace charter;

(ii) the vessel owner or the Partnership;

(a) fails to pay its debts or is otherwise insolvent, or

(b) enters into bankruptcy or liquidation; or

(iii) unless such defaults are timely cured (if capable of cure);

(a) the vessel ceases to be registered under the laws of the agreed flag state

(b) the classification society suspends or removes the vessel’s class,

(c) the vessel owner effects a lien or other mortgage over the vessel (other than permitted liens), or

(d) the vessel owner fails to maintain insurance.

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

Indemnification

The charterer will indemnify the vessel owner for any damage or loss to the charterer’s vessel interconnection infrastructure, including the jetty and interconnection pipeline, or to any other property, and any death or personal injury of the charterer, its affiliates or their contractors (collectively, the “Charterer Indemnified Parties”) regardless of cause or whether or not the negligence, omission or default of the vessel owner, its affiliates or their contractors (collectively, the “Owner Indemnified Parties”) caused or contributed to the damages. The charterer will indemnify the Owner Indemnified Parties for all damage and harm to the environment, including fines imposed by a governmental authority, including damages for control, remediation and clean-up of all pollution or contamination that originates from the charterer’s vessel interconnection infrastructure, including the jetty and interconnection pipeline, or any other property of any Charterer Indemnified Parties, regardless of fault.

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

Our operating company, MOL and TLT have made loans to each of the SRV Joint Gas joint ventures, in part to finance the operations of such joint ventures. For a description of the shareholder loans, please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt—Loans Due to Owners (Shareholder Loans).”

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

Competition

The FSRU and LNG carrier industries are capital-intensive and operational expertise is critical, which create high barriers to entry. These industries are viewed as an integral part of the LNG industry. A company with a solid track record, knowledge of the market and an experienced, well-trained crew is preferred to a new entrant since the cost and impact of vessel downtime is significant for the customer. Our competitors in the FSRU sector include BW LNG, Dynagas Ltd, Excelerate Energy L.P., Golar LNG Limited, New Fortress, MOL and Maran Gas Maritime. Certain terminal operators have also ordered FSRUs directly from shipyards for specific projects. Our competitors in the LNG carrier universe is more diverse and, while we compete with this group when operating in LNG carrier mode, few have entered the FSRU market.

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

Höegh LNG assists the vessel owners in managing ship operations and maintaining a technical department to monitor and audit ship manager operations. Höegh LNG hold its certifications for and works to the standards of ISO 9001 on Quality Management, ISO 14001 on Environmental Management and aim to be compliant with ISO 45001 on Occupational Safety and Health Management during 2022. Additionally, Höegh LNG holds all compliance documents and permits needed to manage and operate LNG carriers and FSRUs except for the PGN FSRU Lampung, which is held by PT Höegh. Through Det Norske Veritas GL, Höegh LNG Management has obtained approval of its safety management systems as being in compliance with the ISM Code, on behalf of the appropriate flag state for the vessels in our fleet, which are flagged in Norway or Indonesia. Our vessels’ safety management certificates are being maintained through ongoing internal audits performed by Höegh LNG Management and through intermediate audits performed by the flag states or recognized classification societies on its behalf. To supplement our operational experience, Höegh LNG provides expertise in various functions critical to our operations. This affords an efficient and cost-effective operation and, pursuant to commercial and administration management agreements with Höegh Norway and a technical information and services agreement with Höegh Norway, access to accounting, finance and cash management, legal, commercial insurance and general office administration and secretarial services. Critical ship management or technical support functions that will be provided by Höegh LNG Management through its various offices around the world include:

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

Maritime Personnel and Competence Development

As of March 31, 2022, entities in the Höegh LNG group employed approximately 697 maritime personnel who serve on our and Höegh LNG’s vessels. The Scandinavian employees are employed by Höegh LNG Management. Non-Scandinavian employees, except for seafarers operating the PGN FSRU Lampung and the Höegh Grace, are employed by Höegh Maritime Management. The seafarers operating the PGN FSRU Lampung are employed by PT Höegh. The seafarers operating the Höegh Grace are employed by Höegh Colombia. The seafarers operating the Höegh Gallant are employed by Höegh Jamaica. Höegh LNG Management and Höegh Maritime Management will employ and train additional maritime personnel to assist us as we grow. Höegh LNG Management, the ISM-certified company, provides technical management services, including all necessary maritime personnel-related services, to the vessel owners pursuant to the ship management agreements. Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Support Agreement.”

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

Risk of Loss, Insurance and Risk Management

The operation of FSRUs, LNG carriers and other LNG infrastructure assets has inherent risks. These risks include mechanical failure, personal injury, collision, property loss, vessel or cargo loss or damage and business interruption due to political circumstances in foreign countries or hostilities. In addition, there is always an inherent possibility of marine disaster, including explosions, spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. We believe that our present insurance coverage is adequate to protect us against the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage consistent with standard industry practice. However, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

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

We have also obtained loss of hire insurance to protect us against loss of income in the event the vessel cannot be employed due to damage that is covered under the terms of our hull and machinery insurance. Under our loss of hire policy, our insurer will pay us the hire rate agreed in respect of each vessel for each day, in excess of 20/21 deductible days, for the time that the vessel is out of service as a result of damage, for a maximum of 180 days.

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

International Maritime Regulations of FSRUs and LNG Carriers

The IMO is the United Nations’ agency that provides international regulations governing shipping and international maritime trade. The requirements contained in the International Safety Management Code (“ISM Code”) promulgated by the IMO govern our operations. Among other requirements, the ISM Code requires the party with operational control of a vessel to develop an extensive safety management system that includes, among other things, the adoption of a policy for safety and environmental protection setting forth instructions and procedures for operating its vessels safely and also describing procedures for responding to emergencies. Höegh LNG holds a valid Document of Compliance (“DOC”) for each flag in the fleet; Norway (the Neptune, the Cape Ann and the Höegh Gallant) and Marshall Islands (the Höegh Grace). PT Höegh holds a valid DOC for the flag in Indonesia (the PGN FRSU Lampung). Each DOC meets the requirements of the IMO.

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

The IMO also promulgates ongoing amendments to SOLAS. SOLAS provides rules for the construction of, and equipment required for commercial vessels and includes regulations for safe operation. It requires the provision of lifeboats and other life-saving appliances, requires the use of the Global Maritime Distress and Safety System, which is an international radio equipment and watchkeeping standard, afloat and at shore stations, and relates to the Treaty on the Standards of Training and Certification of Watchkeeping Officers (“STCW”), also promulgated by the IMO. Flag states that have ratified SOLAS and STCW generally employ the classification societies, which have incorporated SOLAS and STCW requirements into their class rules, to undertake surveys to confirm compliance.

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

In 2017, the IMO's Maritime Safety Committee (“MSC”) adopted Resolution MSC.428(98), Maritime Cyber Risk Management in Safety Management Systems, embracing guidelines on maritime cyber risk management approved by the MSC. This resolution affirmed the MSC's view that the ISM Code requires mitigation of cyber risk as part of the safety management system, and effectively provides that a vessel's safety management system must account for cyber risks in compliance with the ISM Code no later than the vessel's first annual compliance verification after January 1, 2021.

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

On July 1, 2010, amendments to Annex VI took effect that impose progressively stricter limitations on sulfur oxide (SOx) emissions from ships. As of January 1, 2020, the ultimate limit of 0.5% sulfur content for fuel used to power ships outside of the four designated Emission Control Areas (“ECAs”) for SOx took effect. Pursuant to Annex VI Regulation 14, for fuels used in the four ECAs, i.e., the Baltic Sea, North Sea, North America, and United States Caribbean Sea ECAs, the cap settled at 0.1% in January 2015. The 0.5% sulfur cap is generally referred to IMO 2020 and applies absent the installation of expensive sulfur scrubbers to meet reduced emission requirements for sulfur. New Annex VI requirements for the sampling, testing and verification of the sulfur content of onboard fuel oil are scheduled to enter into force April 1, 2022. The European Directive 2005/33/EU, which came into effect January 1, 2010, bans the use of fuel oils containing more than 0.1% sulfur by mass by any merchant vessel while at berth or anchored in any European Union country port. Our FSRUs have achieved compliance with applicable low sulfur fuel requirements through use of gas boil-off and low sulfur marine diesel oil in their diesel generators and boilers.

MARPOL Annex VI regulations also establish progressively more stringent standards for emissions of nitrogen oxides (NOx) from new and certain modified marine engines, depending on their date of installation or the date of ship construction. Engine standards required under Annex VI to limit NOx emissions in designated areas are referred to as “Tier III” controls. Pursuant to amendments adopted in April 2014, the Tier III Annex VI requirements for NOx apply to certain newbuild vessels with marine diesel engines constructed on or after January 1, 2016, and that operate in the North American or United States Caribbean Sea NOx Tier III ECAs. And, pursuant to amendments adopted in July 2017 and entered into force on January 1, 2019, the Baltic Sea and North Sea ECAs have been designated as NOx Tier III ECAs, with NOx Tier III Annex VI requirements applying to certain newbuild vessels with marine diesel engines constructed on or after January 1, 2021 that operate in the Baltic Sea or North Sea NOx Tier III ECAs.

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

Ballast Water Management Convention

The IMO has negotiated international conventions that impose liability for oil pollution in international waters and the territorial waters of the signatory to such conventions. For example, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, which is being replaced with a requirement for treatment. The BWM Convention was ratified by a sufficient number of countries in September 2016 and the requirement to install ballast water management systems (“BWMS”) on new ships became effective in September 2017. Although neither the United Kingdom nor the United States has ratified the BWM Convention yet, both jurisdictions are implementing ballast water management requirements. As referenced below, the U.S. Coast Guard issued ballast water management rules on March 23, 2012, and the U.S. Environmental Protection Agency (the “EPA”) issued a five-year Vessel General Permit (VGP) in March 2013 that contains numeric technology-based ballast water effluent limitations that apply to certain commercial vessels with ballast water tanks. The VPG program is in the process of being phased out and replaced with National Standards of Performance (NSP) to be developed by EPA and implemented and enforced by the U.S. Coast Guard. On October 26, 2020, EPA issued proposed regulations to establish NSPs, including general discharge standards of performance, covering general operation and maintenance, biofouling management, and oil management, and specific discharge standards applicable to specified pieces of equipment and systems. Final regulations are expected in late 2022. From 2016 (or not later than the first intermediate or renewal survey after 2016), only ballast water treatment will be accepted by the BWM Convention. Installation of approved ballast water treatment systems will be required on the Neptune and the Cape Ann in order to call on ports in jurisdictions requiring treatment systems. The Neptune would require retrofitting to meet the BWMS requirements no later than November 30, 2022 based on the drydock schedule. The Cape Ann was not retrofitted to meet the BWMS requirements during the drydock in 2018 and, therefore, cannot call on ports in countries that have ratified the BWM Convention or on United Kingdom or US ports. The charterer would cover the cost of complying with the rules and, therefore, makes the decision on whether retrofit to meet the BWMS requirements based upon their plans for the use of the vessels.

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

In December 2018, the Vessel Incidental Discharge Act (“VIDA”) was signed into law and restructured the EPA and the U.S. Coast Guard programs for regulating incidental discharges from vessels. Rather than requiring CWA permits, the discharges will be regulated under a new CWA Section 312(p) establishing Uniform National Standards for Discharges Incidental to Normal Operation of Vessels. Under VIDA, VGP provisions and existing U.S. Coast Guard regulations will be phased out over a period of approximately four years from December 2018 and replaced with National Standards of Performance (NSPs) to be developed by EPA and implemented and enforced by the U.S. Coast Guard. On October 26, 2020, EPA issued proposed regulations to establish NSPs, including general discharge standards of performance, covering general operation and maintenance, biofouling management, and oil management, and specific discharge standards applicable to specified pieces of equipment and systems. Final regulations are expected in late 2022. The scheduled expiration date of the 2013 VGP was December 18, 2018, but under VIDA the provisions of the VGP will remain in place until the new regulations are in place.

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

On June 20, 2012, the final rule issued by the U.S. Coast Guard establishing standards for the allowable concentration of living organisms in ballast water discharged in U.S. waters and requiring the phase-in of U.S. Coast Guard-approved BWMS went into effect. The final rule adopts ballast water discharge standards for vessels calling on U.S. ports and intending to discharge ballast water equivalent to those set in the BWM Convention. The final rule requires that ballast water discharge have fewer than 10 living organisms per milliliter for organisms between 10 and 50 micrometers in size. For organisms larger than 50 micrometers, the discharge must have fewer than 10 living organisms per cbm of discharge. The rule requires installation of U.S. Coast-Guard approved BWMS by new vessels constructed on or after December 1, 2013 and existing vessels as of their first drydocking after January 1, 2016. The rule also provides for the use of an interim alternative management system (“AMS”), which is a BWMS approved pursuant to the BWM Convention standards by a foreign administration and determined by the U.S. Coast Guard to be at least as effective as ballast water exchange. AMSs can be used for up to five years following the compliance date for a vessel. Effective February 2016, the U.S. Coast Guard amended ballast water management recordkeeping requirements to require. Effective February 22, 2016, vessels with ballast tanks operating exclusively on voyages between ports or places within a single Captain of the Port zone to submit an annual report of their ballast water management practices.

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

Regulation of Greenhouse Gas Emissions

Pursuant to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which entered into force in 2005, adopting countries were required to implement national programs to reduce emissions of greenhouse gases. The emissions of greenhouse gases from international transport were not subject to the Kyoto Protocol. The Paris Agreement, which entered into force in November 2016 and replaces the Kyoto Protocol, similarly does not cover international shipping. However, to the extent that individual countries increase their regulation of domestic greenhouse gas emissions as a result of the Paris Agreement, we may experience increased regulation of greenhouse gas emissions resulting from regasification activities.

The European Commission is pursuing a strategy to integrate maritime emissions into the overall European Union strategy to reduce greenhouse gas emissions. In accordance with this strategy, in April 2015 the European Parliament and Council adopted regulations requiring large vessels using European Union ports to monitor, report and verify their carbon dioxide emissions beginning in January 2018. Although it is no longer a part of the EU MRV regime, the United Kingdom retained in domestic law the EU regulation establishing the EU MRV, subject to amendments required to make the regulation applicable in a United Kingdom-only context. Operators of ships over 5,000 gross tons using ports in the United Kingdom are expected to begin collecting emissions data for their ships commencing January 1, 2022 for the 2022 reporting period. The relatively slow progress of the IMO in addressing emissions of greenhouse gases from vessels prompted the EU to proceed on a parallel path of regulation. In July 2021, the European Commission announced proposals that would put in place measures to address greenhouse gases from shipping, including the phased inclusion of GHG emissions from large vessels in the EU emissions trading system beginning in 2023 and the inclusion of methane emissions in monitoring, reporting and verification requirements applicable to vessels. The United Kingdom put in place its own emissions trading system, which came into force on January 1, 2021 to replace participation in the EU emissions trading system, and the United Kingdom Department of Transport has confirmed it is considering including shipping in that system. The European Parliament has also called for binding carbon dioxide reduction targets for shipping companies, which would require reduction of annual average carbon dioxide emissions of all ships during operation by at least 40% by 2030 as compared to 2018 levels.

In the United States, the EPA issued a final finding that greenhouse gases threaten public health and safety and has promulgated regulations that regulate the emission of greenhouse gases, but not from ships. The EPA may decide in the future to regulate greenhouse gas emissions from ships and has already been petitioned by the California Attorney General to regulate greenhouse gas emissions from oceangoing vessels. Other federal and state regulations relating to the control of greenhouse gas emissions may follow, including climate change initiatives that have been considered from time to time by the U.S. Congress. Any passage of climate control legislation or other regulatory initiatives by the IMO, the European Union, the United Kingdom, the United States or other countries where we operate, or any treaty adopted at the international level, that restrict emissions of greenhouse gases could require us to make significant financial expenditures that we cannot predict with certainty at this time. In addition, even without such regulation, our business may be indirectly affected to the extent that climate change results in sea level changes or more intense weather events.

On January 1, 2013, the mandatory measures approved by the IMO to reduce emissions of greenhouse gases from international shipping went into force. These include amendments to Annex VI for the prevention of air pollution from ships adding a new Chapter 4 to Annex VI on energy efficiency requiring the Energy Efficiency Design Index (the “EEDI”) for new ships, and the Ship Energy Efficiency Management Plan (the “SEEMP”) for all ships. Other amendments to Annex VI add new definitions and requirements for survey and certification, including the format for the International Energy Efficiency Certificate. The regulations apply to all ships of 400 gross tonnage and above. The IMO also adopted a mandatory requirement in October 2016 that ships of 5,000 gross tonnage and above record and report their fuel oil consumption. The requirement entered into force in March 2018. These rules will likely affect the operations of vessels that are registered in countries that are signatories to Annex VI or vessels that call upon ports located within such countries. In November 2020, the MEPC adopted further amendments to MARPOL Annex VI intended to significantly strengthen the EEDI “phase 3” requirements. These amendments accelerate the entry into effect date of phase 3 from 2025 to 2022 for several ship types, including gas carriers, general cargo ships and LNG carriers and require new ships built from that date to be significantly more energy efficient. The MEPC also is looking into the possible introduction of a phase 4 of EEDI requirements. The implementation of the EEDI and the SEEMP standards could cause us to incur additional compliance costs.

The IMO has reaffirmed its strong commitment to work to address greenhouse gas emissions from ships engaged in international trade. At the October 2016 Marine Environmental Protection Committee (the “MEPC”) session, the IMO adopted a roadmap for developing a comprehensive IMO strategy on reduction of GHG emissions. In April 2018, the MEPC adopted an initial strategy designed to reduce the emission of greenhouse gases from vessels, including short-term, mid-term and long-term candidate measures with a vision of reducing and phasing out greenhouse gas emissions from vessels as soon as possible in the 21st Century. The mid-term measures under consideration by IMO include the development of a market-based mechanism for greenhouse gas emissions from ships, but it is impossible to predict the likelihood that such a standard might be adopted or the potential impact of this or other IMO measures under consideration on our future operations at this time. According to the “Roadmap” approved by IMO Member States in 2016, the initial strategy is due to be revised by 2023.

In June 2021, the MEPC adopted amendments to MARPOL Annex VI that enter into force on November 1, 2022 and establish an enforceable regulatory framework to reduce GHG emissions from international shipping, consisting of technical and operational carbon reduction measures. These measures include use of an Energy Efficiency Existing Ship Index (“EEXI”), an operational Carbon Intensity Indicator (“CII”) and an enhanced SEEMP to drive carbon intensity reductions. A vessel’s attained EEXI will be calculated in accordance with values established based on type and size category, which compares the vessels' energy efficiency to a baseline. A vessel is then required to meet a specific EEXI based on a required reduction factor expressed as a percentage relative to the EEDI baseline. Under the MARPOL VI amendments, vessels with a gross tonnage of 5,000 or greater must determine their required annual operational CII and their annual carbon intensity reduction factor needed to ensure continuous improvement of the vessel's CII. On an annual basis, the actual annual operational CII achieved must be documented and verified against the vessel's required annual operational CII to determine the vessel's operational carbon intensity rating on a performance level scale of A (major superior) to E (inferior). The performance level is required to be recorded in the vessel's SEEMP. A vessel with an E rating, or three consecutive years of a D (minor inferior) rating, would be required to submit a corrective action plan showing how the vessel would achieve a C (moderate) rating. The requirements for EEXI and CII certification included in the MARPOL Annex VI amendments take effect January 1, 2023, which means the first annual reporting will be completed in 2023 and the first rating given in 2024. This regulatory approach is consistent with the IMO GHG Strategy target of a 40% carbon intensity reduction for international shipping by 2030, as compared to 2008.

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

Other Regulations

International Conventions

Our vessels may also become subject to the 2010 HNS Convention, if it is adopted by a sufficient number of countries. At least 12 states must ratify or accede to the 2010 HNS Protocol for it to enter into effect. In July 2019, South Africa became the 5th state to ratify the protocol. At least 7 more states must ratify or accede to the protocol for it to enter into effect. In 2020, the EU Ministers signed a declaration highlighting the importance of ratifying the 2010 HNS Convention. And at least 6 states reported on significant progress toward implementation and ratification of the 2010 HNS Convention at the 2020 and 2021 sessions of the International Oil Pollution Compensation Funds. The Convention creates a regime of liability and compensation for damage from hazardous and noxious substances (“HNS”), including liquefied gases. The 2010 HNS Convention sets up a two-tier system of compensation composed of compulsory insurance taken out by vessel owners and an HNS Fund which comes into play when the insurance is insufficient to satisfy a claim or does not cover the incident. Under the 2010 HNS Convention, if damage is caused by bulk HNS, claims for compensation will first be sought from the vessel owner up to a maximum of 100 million from the supplementary foreign exchange reserve assets defined and maintained by the International Monetary Fund called Special Drawing Rights (“SDR”). If the damage is caused by packaged HNS or by both bulk and packaged HNS, the maximum liability is 115 million SDR. Once the limit is reached, compensation will be paid from the HNS Fund up to a maximum of 250 million SDR. The 2010 HNS Convention has not been ratified by a sufficient number of countries to enter into force, and we cannot estimate the costs that may be needed to comply with any such requirements that may be adopted with any certainty at this time.

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

United Kingdom Environmental Regulation

Although the EU regulations will no longer directly apply in the United Kingdom as a consequence of Brexit, the “level playing field” provisions in the United Kingdom/EU Trade and Cooperation Agreement (“TCA”) cover requires “non regression” in the level of environmental protection by the United Kingdom from the harmonized standards that were in effect in the EU on December 31, 2020. This means that the United Kingdom should not attempt to undo these standards, but under the TCA harmonization of standards is not required on a going forward basis. The TCA also includes a commitment for the EU and the United Kingdom to cooperate on trade-related aspects of climate change and to work with the IMO to achieve greenhouse gas emission reductions and promote low carbon technologies and sustainable transport. The United Kingdom has begun to take measures to put environmental regulations in place that would affect the shipping industry. In July 2019, the Department of Transport and the Maritime and Coast Guard Agency published Maritime 2050, a plan for the transition to zero emissions from shipping by 2050. On May 27, 2021, the Department of Transport published draft regulations that would amend the Merchant Shipping (Prevention of Air Pollution from Ships) Regulations 2008 to implement air quality measures to control sulphur and nitrogen oxide (SOx and NOx) emissions from ships, including setting the maximum sulfur content of marine fuels used by ships at 0.5% and applying stricter NOx Tier III limit for new ships operating in the North Sea and English Channel. On February 7, 2022, the United Kingdom Department for Transport issued a call for feedback on the priorities to be addressed in its development of a long-term low carbon fuels strategy for the transport sector.

If more stringent requirements are put in effect in the future in the United Kingdom, they may, individually or in the aggregate, result in increased costs to our business.

Jamaica Environmental Regulation on FSRUs

In Jamaica, the Ministry of Transport and Mining has responsibility for the provision of a safe and efficient transport system, including sea transport. This responsibility covers air emissions and pollution from vessels. The Maritime Authority of Jamaica (MAJ) is an agency of the Ministry of Transport and Mining established under the Shipping Act of 1998. Section 8(a) of the Shipping Act provides that MAJ has the duty to “inspect ships for the purposes of maritime safety and prevention of marine pollution.”  In addition, the Maritime Areas Act, administered by the Ministry of Foreign Affairs, makes it an offense to discharge any polluting substance contrary to the United Nations Convention on the Law of the Sea, known as the Montego Bay Convention. The Port Authority of Jamaica was established under the Port Authority Act 1972 and regulates the country’s port and shipping industry, with responsibility for the safety of all vessels navigating Jamaica’s ports of entry.  Port management and security regulations adopted by the Port Authority implement SOLAS and incorporate the ISPS Code with respect to port facilities.

Jamaica is a party to various IMO conventions relating to the marine environment and marine safety, including MARPOL Annex VI, SOLAS and the BWM Convention, and to the Paris Agreement. Jamaica also is a party to the Convention for the Protection and Development of the Marine Environment in the Wider Caribbean Region, known as the Cartagena Convention, which is a regional legal agreement intended to protect the Caribbean Sea. The Cartagena Convention addresses prevention, control, and reduction of pollution from, among other sources, discharges from ships and also requires states who are parties to the convention to put in place measures to protect rare and fragile ecosystems and habitats of endangered species and establish protected areas.

Jamaica acceded to the Ballast Water Management Convention in 2017 and passed its own Ballast Water Management Act in 2018.  The Jamaican law prohibits any ship operating in Jamaican waters from discharging untreated ballast water, with limited exceptions. A ship that has installed a ballast water-management system approved by MAJ.  Port state control inspectors have authority to board ships to check for an approved BWM system or, if there is not an approved system, review a ship’s logs to confirm the ballast water was exchanged prior to entering Jamaican waters.  Failure to comply with the BWM law can result in substantial fines and port state control inspectors have the authority to detain ships for infractions. The Höegh Gallant, which is located outside the port of Kingston, Jamaica, has an approved BWM system.

In July 2021, the Government of Jamaica released an Emissions Policy Framework document intended to provide a coordinated and structured approach and dynamic framework aimed (among other things) at ensuring Jamaica will meet its GHG targets. The goals contained in the framework document include supporting and complying with global initiatives to reduce emissions from sea transport and amending the Shipping Act to include regulation of emissions and fuel quality. In a statement made at the opening of the IMO’s 32nd assembly in December 2021, the Minister of Transport and Mining pledged that Jamaica would continue to support the IMO in efforts to reduce and eliminate GHG emissions from ships and address climate change.

We are unable to predict the impacts that Jamaican regulations will have on our business. The adoption or amendment of national and local laws or regulations and additional international treaties or conventions could materially increase our costs of operation and materially impact our ability to operate in Jamaican waters.

China Environmental Regulation of FSRUs

The Ministry of Ecology and Environment of the People's Republic of China (“PRC”) and five other agencies issued China’s first Five-Year Plan focused on marine environment protection in early 2022 for China’s 14th Five-Year Plan period (2021-2025). Among the key tasks identified for the planning period are building capacity for response to marine emergencies and ecological disasters and coordination of climate response and marine environmental protection. In 2010, the PRC put in place a comprehensive regulatory system addressing oil pollution prevention, response, clean up and compensation set forth in the Regulations on the Prevention and Control of Marine Pollution from Ships. Among other requirements, these regulations require operators of (i) any ship carrying polluting and hazardous cargoes in bulk or (ii) any other ships above 10,000 gross tons to enter into a Ship Pollution Response Agreement with an MSA-approved ship pollution response organization prior to the vessel entering any PRC port. The Marine Safety Administration (the “MSA”) of the PRC issued the Detailed Rules on the implementation of the Ship-Induced Pollution Response Agreement Regime effective January 1, 2012. The Ministry of Transport of the PRC promulgated regulations on Ship-Induced Marine Pollution Emergency Preparation and Response Management effective June 1, 2011 (the “Emergency Response Regulations 2011”). Under the Emergency Response Regulations 2011, operators are liable for all costs and expenses for any pollution and must be paid or secured with a financial guarantee before the vessel leaves the port.

The Ministry of Transport has designated a coastal domestic emission control area (“DECA”) extending 12 nautical miles off China’s coastline. Effective January 1, 2019, ships operating inside this coastal DECA are required to burn low-sulfur fuel at all times, with a maximum sulfur content of 0.5%. Effective January 1, 2022, the sulfur cap for ships operating inside Hainan waters was lowered to 0.1%.

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

Taxation of the Partnership

The following are discussions of the material tax considerations applicable to us under U.S., Marshall Islands, Norway, Singapore, Indonesia, Cyprus, Colombia and Jamaica respectively. These discussions are based upon provisions of the applicable tax law as in effect on the date of this Annual Report, regulations and current administrative rulings and court decisions, all of which are subject to change or differing interpretation, possibly with retroactive effect. Changes in these authorities or their interpretation may cause the tax consequences to vary substantially from the consequences described below.

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

Further, our partnership agreement provides that any person or group that beneficially owns more than 4.9% of any class of our units then outstanding generally will be treated as owning only 4.9% of such units for purposes of voting for directors. There can be no assurance that this limitation will be effective to eliminate the possibility that we will have any 5.0% unitholders for purposes of the Closely Held Block Exception. Nevertheless, we believe that our common units have not lost eligibility for the Section 883 Exemption as a result of the Closely Held Block Exception based upon the current ownership of our common units. Thus, although the matter is not free from doubt and is based upon our belief and expectations regarding our satisfaction of the factual requirements described above, we believe that we satisfied the Publicly Traded Test for 2021, and we expect that we will satisfy the Publicly Traded Test for the current and all future taxable years.

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

Marshall Islands Taxation

Because we, our operating subsidiary and our controlled affiliates do not, and assuming we continue not to, carry on business or conduct transactions or operations in the Republic of the Marshall Islands, neither we nor our controlled affiliates will be subject to income, capital gains, profits or other taxation under current Marshall Islands law, other than taxes, fines or fees due to (i) the incorporation, dissolution, continued existence, merger, domestication (or similar concepts) of legal entities registered in the Republic of the Marshall Islands, (ii) filing certificates (such as certificates of incumbency, merger, or redomiciliation) with the Marshall Islands registrar, (iii) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, (iv) compliance with Marshall Islands law concerning books and records and vessel ownership, such as tonnage tax, or (v) non-compliance with economic substance requirements or with requests made by the Marshall Islands Registrar of Corporations relating to our books and records and the books and records of our subsidiaries. As a result, distributions by our operating subsidiaries and our controlled affiliates to us will not be subject to Marshall Islands taxation.

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

Taxation of Operating Income

PT Höegh’s main business activity in Indonesia is to provide the lease, operation, and maintenance of the PGN FSRU Lampung to PGN LNG. As PT Höegh was established in Indonesia, it is a resident taxpayer. Under Law No. 36 Year 2008 regarding Income Tax (“Income Tax Law” or “ITL”), PT Höegh is subject to Corporate Income Tax (“CIT”) of 25% on taxable profit derived from the business activities performed. However, due to the Covid-19 pandemic, the Indonesian Government issued the Law No. 2 Year 2020 which reduced the applicable CIT rate to be as follows:

●	22% for the Fiscal Year (“FY”) 2020 and FY2021; and
●	20% for FY2022 onwards

The Indonesian Government passed the Tax Regulations Harmonization Law (“HPP Law”) on October 7, 2021 and it became Law No 7/2021on October 29, 2021.The changes under the HPP Law are very significant and wide-reaching. There are changes not only to administrative matters but to key aspects of Income Tax, including a cancellation of the previously regulated CIT reduction to 20%, so that the CIT rate remains at 22% FY2022.

Therefore, any income generated by PT Höegh from PGN LNG in regard to the lease, operation, and maintenance of the PGN FSRU Lampung is subject to the above applicable CIT rate of 22% (after deductions for allowable expenses in accordance with the ITL provisions).

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

Taxation of profits and deduction for losses

2021

Höegh Cyprus used the Höegh Gallant as an LNG carrier for 2021 and thus it was subject to the Tonnage Tax (“TT”) system in Cyprus for the whole year.

2022

For tax year 2022, Höegh Cyprus has used /will use the Höegh Gallant as follows:

From January 1, 2022 to March 19, 2022, the Höegh Gallant was used as an LNG carrier (same activities carried out as from April 30, 2020) and thus its results were subject to TT in line with tax year 2021. From March 20, 2022 onwards, Höegh Cyprus has entered into the International Charter Agreement, a bareboat charter contract with a US entity (the “Contract”), which subsequently subcharters the Höegh Gallant to a Jamaican entity to be used as a regasification terminal in Jamaica. The usage of the Höegh Gallant as a regasification terminal does not constitute a qualifying maritime transportation activity and as a result, from March 20, 2022 onwards, Höegh Cyprus will be subject to Corporate Income Tax (“CIT”) on the income generated (as it will no longer be eligible to be taxed under TT). The usage of the Höegh Gallant as a regasification terminal does not create a Permanent Establishment (“PE”) for Höegh Cyprus in Jamaica, and therefore the remainder of this discussion does not address any PE issues.

Taxation method

General Comments

(i) Cyprus Tonnage Tax Regime - General comments

The Merchant Shipping Law (“MSL”) in Cyprus provides full exemption of qualifying shipowners from all profit CIT and instead imposes TT on the net tonnage of the vessels.

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

The tax exemption covers:

●	Profits from the use of a qualifying vessel;
●	Profits from the disposal of a qualifying vessel and/or share and/or interest in it;
●	Profits from the disposal of shares in a shipowning company;
●	Dividends paid out of the above profits at all levels of distribution;

●	Interest income relating to the financing/maintenance/use of a qualifying vessel and the working capital; excluding interest on capital used for investments.
●	Certain Ancillary Activities, provided certain conditions are met.

(ii) Cyprus CIT and Notional Interest Deduction (“NID”) - General Comments

Cyprus CIT

Income falling within Article 5 of the Cyprus Income Tax Law (“CITL”) is taxed at a rate of 12.5% net of any tax allowable expenses.

In order for expenses to be treated as tax allowable, these, according to Article 9(1) of the CITL should be incurred wholly and exclusively for the production of taxable income.

Fixed assets used for the production of taxable income qualify for Wear and Tear (“W&T”) allowances. The percentage of W&T is determined by the nature of the asset.

Companies incurring tax losses may transfer such losses for a maximum period of 5 years according to Article 13 of the CITL.

Further to the above, as things stand, Article 33 of the CITL provides that all transactions with related parties should be conducted at an arm’s length basis. The Cyprus Tax Authorities (“CTA”) do not provide any definition of what is considered as arm’s length basis other than that the transaction should take place at a price as if third party participants are involved.

Extended Transfer Pricing rules are expected to be introduced during 2022 which will require transactions with related parties over a certain threshold should be accompanied by a formal Transfer Pricing Study.

NID

In addition to the tax deduction provided for expenses and related W&T allowances, Article 9(B) of the CITL provides for a NID, which is a notional deduction provided to companies which raise capital to finance their assets used for taxable activities and can result in an effective tax rate of as low as 2.5%.

NID is calculated as the lower of:

a) New Equity (share capital and share premium) injected x NID Reference rate (the government bond yield of the country where the funds are deployed plus 5%); and

b) 80% of the taxable profit generated from these assets.

(iii) Cyprus Tonnage Tax Regime - Specific comments

2021

Höegh Cyprus, during tax year 2021 was engaged in qualifying shipping activities and thus was subject to TT for the full year.

For tax year 2021, Höegh Cyprus has filed the relevant Declaration Form to the DMS and settled the relevant TT liability for tax year 2021 (Eur 7.669,05).

2022

Höegh Cyprus, from January 1, 2022 up to March 19, 2022 has been engaged in qualifying shipping activities and thus was subject to TT for such period. The relevant TT liability will be settled once the Declaration Form (along with the letter explained below) is filed with the DMS.

From the date the Contract entered into force (i.e., March 20, 2022 onwards), Höegh Cyprus would no longer be eligible to be taxed under TT since the Höegh Gallant will no longer be used for maritime transportation activities.

Höegh Cyprus will need to file a letter with the DMS to inform them of the change in the activities performed by the vessel (due to the change of the contract) and confirm that Höegh Cyprus can exit the TT system without attracting any penalties.

Moreover, the letter should request from the DMS to review the declarations of Höegh Cyprus up to the date of the signing of the Contract and confirm that Höegh Cyprus has no outstanding liabilities with the DMS and also state the requirement of Höegh Cyprus to continue filing Nil TT Declaration Form for a period of 3 years.

(iv) Cyprus CIT and NID - Specific comments

2022

From March 20, 2022, Höegh Cyprus will be subject to CIT at the rate of 12.5%.

Any expenses incurred by Höegh Cyprus for the production of taxable income will be treated as tax deductible in the tax computation of the company.

With respect to W&T allowances, the rate used will be determined by the remaining economic life of the Höegh Gallant in accordance with the relevant tax circular issued by the CTA.

Furthermore, we understand that the US entity is not considered as a related party to Höegh Cyprus and therefore it is not expected that any arm’s length considerations will need to take place.

Höegh Cyprus is currently in the process of converting the borrowings (from its parent entity) that was initially used to finance the acquisition of the Höegh Gallant into share capital and share premium. As a result of the conversion, Höegh Cyprus would be eligible to claim NID on the new share capital issued by claiming that this was essentially used to finance the acquisition of the Höegh Gallant and consequently the taxable activities of Höegh Cyprus.

The amount of the NID will be calculated as the lower of:

a) The share capital and share premium issued as part of the conversion (the amount as per the latest audited financial statements provided of 2020 shall be US$228m x 6.512% ( yield on US 10 year bond * as at December 31, 2021 plus 5%); and

b) 80% of taxable profit generated for the activities performed by the Höegh Gallant.

*Note: the government bond to be used as per the practice followed by the CTA, is the bond of the country where the charterer is located or where the charterer has created a permanent establishment (if applicable). In this respect, and on the basis that the charterer will be located in the US, the 2021 US rate (which will be applicable for tax year 2022) has been included in the above indicative calculations (i.e. 1,512% plus the 5% premium). It is noted that the rate will change from year to year (published by the CTA on an annual basis)

CIT Annual Compliance

As a result of the above, Höegh Cyprus will be subject to the compliance procedures pertaining to the CIT, more specifically we include below a table summarizing the CIT Compliance Cycle:

Compliance Task	Deadline
Provisional Tax Compliance - Computation of provisional income tax liabilities during the corresponding tax year settled in two installments	By July 31 and December 31
Settlement of final tax liability for a corresponding year	By July 31 of the following year (i.e. for tax year 2022 on July 31, 2023)
Annual Tax Return - Form TD4	15 months after the corresponding year end (i.e. for December 31, 2022 on March 31, 2024)

(vi) Interaction of CIT and TT

The TT system allows for companies undertaking mixed activities to benefit from the TT regime, to this respect the MSL imposes an obligation to qualifying owner to " maintain such books and records so that it will be possible to determine the income subject to the tonnage tax system and the other income separately and prepare separate accounts".

Taking the above into consideration, for tax year 2021, Höegh Cyprus was taxed solely under the TT and, thus, did not conduct mixed activities. However, for tax year 2022, Höegh Cyprus needs to maintain separate books and records for the two activities performed which have different tax treatment:

●	Period from January 1, 2022 through March 19, 2022: LNG Carrier - Exempt from CIT and Taxed under TT.
●	Period from March 20, 2022 onwards: Regasification terminal in Jamaica - Subject to CIT.

The above allocation will be reflected in the tax computation of Höegh Cyprus.

WHT

Cyprus, with the exception of newly introduced withholding tax (“WHT”) on outbound payments of dividends, interest and royalties made to EU ”blacklisted” jurisdictions which will be effective from December 31, 2022, does not levy any WHT on interest and dividend payments to non-Cyprus tax residents (whether legal persons or individuals). As such, dividends and interest payments made by Höegh Cyprus to non-EU ”blacklisted” jurisdiction entities should not be subject to WHT.

Exit Taxation

Exit tax provisions of the EU Anti-Tax Avoidance Directive have been transposed to Cyprus legislation and have an effect as from January 1, 2020. With reservation on Goodwill on suspension/disposal of contracts, the expectation is that these provisions will not capture transactions that are anyway exempt from CIT (i.e. disposal of qualifying vessels). Having said that, this will only be clarified with the Circular to be published by the Cyprus Tax Authorities.

VAT

As per the ruling obtained with the Cyprus Tax Authority, Höegh Cyprus does not have an obligation to register for value added tax (“VAT”) purposes in Cyprus. Any income generated by Höegh Cyprus through the Egypt Branch from the time charter or any services (ship management, commercial management, crew management, etc.) received by the Egypt Branch will not trigger an obligation to account for Cypriot VAT.

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

Taxation of profits of Höegh Colombia

Höegh Colombia provides services to the charterer in Colombia. Höegh Colombia is subject to CIT levied on its worldwide income at a rate of 33% for fiscal year 2019, 32% for fiscal year 2020, 31% for fiscal year 2021 and 35% for fiscal year 2022 and onwards. The taxable basis will be the net taxable income (gross revenues less allocable cost and expenses).

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

Jamaican Taxation

Taxation of profits of Höegh Jamaica

Höegh Jamaica provides services to the charterer in Jamaica. Höegh Jamaica is subject to Jamaican CIT levied on its worldwide income at a rate of 25% for fiscal year 2022. The taxable basis will be the net taxable income (gross revenues less allocable cost and expenses).

WHT

Dividends paid out of profits that are subject to tax at the Jamaican corporate level (CIT) have a 33.33% WHT rate (dividend tax), when distributed to foreign non-resident shareholders. Höegh Jamaica expects to pay dividends from retained profits that were subject to Jamaican CIT.

GCT

The services rendered by Höegh Jamaica are subject to 15% General Consumption Tax (GCT).

C.Organizational Structure

We are a publicly traded limited partnership formed on April 28, 2014. The diagram below depicts our simplified organizational structure as of March 31, 2022. As of March 31, 2022, we have issued and outstanding 33,373,002 common units, 7,089,325 Series A preferred units and incentive distribution rights, and as of March 31, 2022 Höegh LNG owns 15,257,498 of our common units and all of our incentive distribution rights issued and outstanding.

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

Item 5.  Operating and Financial Review and Prospects

You should read the following discussion of our financial condition and results of operations in conjunction with “Item 4. Information on the Partnership” and the consolidated financial statements and related notes of Höegh LNG Partners LP, included elsewhere in this Annual Report. Such financial statements, including related notes thereto, have been prepared in accordance with US GAAP and are presented in U.S. Dollars.

Prior to the closing of the IPO on August 12, 2014, Höegh LNG contributed to us all of its equity interests in and promissory notes due to it from Höegh Lampung, PT Höegh (the owner of the PGN FSRU Lampung) and our joint ventures, SRV Joint Gas Ltd. (the owner of the Neptune) and SRV Joint Gas Two Ltd. (the owner the Cape Ann) (the “initial fleet”).

Overview

We were formed on April 28, 2014 as a Marshall Islands limited partnership by Höegh LNG, to own, operate and acquire FSRUs, LNG carriers and other LNG infrastructure assets under long-term charters, which we define as charters of five or more years.

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

In December 2016, we completed a 6,588,389 common unit offering raising approximately $111.5 million in net proceeds, after deduction of underwriters’ discount and offering expenses to be used primarily to fund the purchase price of the acquisition of a 51% ownership interest in Höegh Colombia Holding, the owner of Höegh FSRU IV and Höegh Colombia, the entities that own and operate the Höegh Grace (the “Höegh Grace entities”).

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

Our Fleet

Our fleet consisted of interests in the following vessels as of December 31, 2021:

●	a 50% interest in the Neptune, an FSRU built in 2009 that is currently operating under a time charter with Total Gas & Power, a subsidiary of Total, that expires in 2029, with an option to extend for up to two additional periods of five years each;
●	a 50% interest in the Cape Ann, an FSRU built in 2010 that is currently operating under a time charter with Total Gas & Power that expires in 2030, with an option to extend for up to two additional periods of five years each;
●	a 100% economic interest in the PGN FSRU Lampung, an FSRU built in 2014 that is currently operating under a time charter with PGN LNG, a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk, a subsidiary of PT Pertamina, a government controlled Indonesian oil and gas producer, natural gas transportation and distribution company, that expires in 2034, with options to extend either for an additional 10 years or for up to two additional periods of five years each;
●	a 100% interest in the Höegh Gallant, an FSRU built in 2014. Previously, the Höegh Gallant operated under a long-term time charter which started in 2015 and expired in 2020 with EgyptCo, a subsidiary of Höegh LNG. On February 27, 2020, we exercised our right pursuant to an option agreement to cause Höegh LNG or its subsidiary to charter the Höegh Gallant from the expiration of the EgyptCo charter until July 2025. On April 30, 2020, we entered into a lease and maintenance agreement with another subsidiary of Höegh LNG for the time charter of the Höegh Gallant (“the Suspended Gallant Charter”). On September 23, 2021, we entered into agreements with NFE South Holdings Limited and NFE International Shipping LLC, subsidiaries of New Fortress, to charter the Höegh Gallant primarily for FSRU operations for a period of ten years, with FSRU operations commencing on March 20, 2022 (the “NFE Charter”). From November 26, 2021 until the FSRU operations commenced, New Fortress chartered the vessel for LNG carrier operations. The Partnership has also entered into an agreement to suspend the Suspended Gallant Charter with effect from the commencement of the NFE Charter, and a make-whole agreement (together, the “Suspension and Make-Whole Agreements”) pursuant to which Höegh LNG's subsidiary will compensate us monthly for the difference between the charter rate earned under the NFE Charter and the charter rate earned under the Suspended Gallant Charter with the addition of a modest increase until July 31, 2025, the original expiration date of the Suspended Gallant Charter;
●	a 100% interest in the Höegh Grace, an FSRU built in 2016 that is currently operating under a time charter with SPEC. SPEC is owned 51% by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas, and 49% by private equity investors. The non-cancellable charter period of 10 years ends in December 2026. The initial term of the charter is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC waives its right to terminate in year 10 within a certain deadline, we will not be able to exercise our right to terminate in year 10.

For a description of our joint ventures and our shareholder agreements, please read “Item 4.B. Business Overview—Shareholder Agreements.”

Our Charters

We and our joint ventures generate revenues by chartering our vessels under long-term time charters. As of March 31, 2022, the average remaining term of the time charters for the vessels in our fleet was approximately 8,5 years, excluding the exercise of any customer options, and 15,3 years, assuming the exercise of all customer options.

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

The charterer pays a fixed daily rate of hire (with respect to the ICA) and service fees (with respect to the OSA), as set forth in the Höegh Gallant charter.

Except for force majeure events, events that are excusable events (as defined in the Höegh Gallant charter) and maintenance of the vessel (other than actions required due to a change in law of a jurisdiction other than the jurisdiction in which the vessel is operating in FSRU mode or where charterer is incorporated, domiciled or located), under the Höegh Gallant charter the vessel generally will be deemed off-hire during any time in which the vessel is either unable to meet a defined threshold of nominated volume of daily regasified LNG, ceases completely or is incapable or unable to send out any regasified LNG, or completely ceases to be at the charterer’s disposal during the charter period.

Additionally, we have agreed to indemnify the charterer of the Höegh Gallant under certain circumstances. Please read “Item 4.B. Business Overview—Vessel Time Charters—Höegh Gallant Time Charter—Indemnification.”

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

Impact of Our Interests in Joint Ventures on Our Financial Information

Two of the five vessels in our fleet as of December 31, 2021 are owned by our joint ventures, each of which is owned 50% by us. Please read “Item 4.B. Business Overview—Shareholder Agreements.” Under applicable accounting guidance, we do not consolidate the financial results of our joint ventures into our financial results, but we record our joint venture results using the equity method of accounting. The following provides a description of the impact of our interests in our joint ventures on selected components of our statements of income in our consolidated financial statements.

●	Equity in Earnings (Losses) of Joint Ventures. Consists of our 50% share of the combined net income of our joint ventures. The net income of our joint ventures gives effect to interest expense associated with payments on the shareholder loans to the owners of our joint ventures as described below. Equity in earnings (losses) of joint ventures also includes the unrealized gains or losses on adjusting the interest rate swap contracts to fair value in each period, which can result in significant volatility between years. For the years ended December 31, 2021, 2020, and 2019 there was no income tax expense for our joint ventures. The equity in earnings (losses) of joint ventures is a “one line” consolidation of the results of our joint ventures. Therefore, our joint venture’s revenues and expenses are not included in other lines of the consolidated income statement.
●	Interest Income. Interest income represents our share of interest income accrued on the advances to our joint ventures (shareholder loans). For a description of the shareholder loans, please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt—Loans Due to Owners (Shareholder Loans).”

The following provides a description of the impact of our interests in our joint ventures on selected components of our balance sheets in the consolidated financial statements.

●	Advances to Joint Ventures. Represents our share of the advances to our joint ventures (shareholder loans). Please read note 9 of our consolidated financial statements.
●	Accumulated Earnings (Losses) of Joint Ventures. Accumulated earnings of joint ventures represent our share of the net assets of our joint ventures. Accumulated losses of joint ventures represent our share of the net liabilities of our joint ventures. Our joint ventures entered into interest rate swap contracts, which historically have had unrealized mark-to-market losses on the interest rate swap contracts recorded as derivative instrument liabilities on the combined balance sheets. For the years ended December 31, 2021, 2020 and 2019, the assets exceeded the liabilities for our joint ventures' combined balance sheet and resulted in us having a net asset for our investment in joint ventures. Please read note 8 of our consolidated financial statements. The investment in accumulated earnings or (accumulated losses) of our joint ventures is a “one line” consolidation of the balance sheet of our joint ventures. Therefore, our joint ventures’ assets and liabilities are not included in other lines of the consolidated balance sheet.

We derive cash flows from the operations of our joint ventures from interest payments related to accrued interest on our share of the shareholder loans issued to such joint ventures. Under the terms of the shareholders’ agreement, the payments are prioritized over any dividend payment to the owners. Our joint ventures have not paid any dividends to date. The payments of interest are made based upon available cash after servicing our joint ventures’ long-term bank debt. Therefore, the payments of interest have historically been less than interest income accrued for the period. The joint ventures repaid the original principal of all shareholder loans during 2016 and all of the payments for the year ended December 31, 2017 represented payments of interest, including accrued interest to be repaid at the end of the loans. The shareholder loans are subordinated to long-term bank debt and the repayment plan is subject to quarterly discretionary revisions based on available cash after servicing of the long-term bank debt and meeting a 1.20 historical and projected debt service coverage ratio. As of September 30, 2017, the joint ventures suspended payments on the shareholder loans pending the outcome of the boil-off claim. Accordingly, the outstanding balance on the shareholder loans was classified as long-term as of December 31, 2019. On April 1, 2020, each of the joint ventures and the charterer reached a final settlement addressing all the past and future claims related to boil-off with respect to the Neptune and the Cape Ann. The first installment of the settlement was paid in April 2020 and the second and final installment of the settlement was paid in December 2020. Refer to note 17 of our consolidated financial statements under “Joint ventures boil-off settlement.” As of December 31, 2021, both the 1.20 historical and projected debt service coverage ratios were met by SRV Joint Gas Ltd and SRV Joint Gas Two Ltd. As a result, both entities qualify to make payments on the shareholder loans or other distributions. However, the joint ventures are not likely to pay distributions or service the shareholder loans during 2022. Refer to note 9 of our consolidated financial statements.

The following provides a description of the impacts of our interests in our joint ventures on our statement of cash flows in our consolidated financial statements:

●	Cash Flows Provided by (Used in) Operating Activities. Receipt of cash payments for interest income on the shareholder loans, including accrued interest repaid from prior periods, is reflected in cash flows provided by (used in) operating activities. Such payments amounted to zero for the years ended December 31, 2021, 2020 and 2019. All other cash flows provided by (used in) operating activities relate to our other activities.

Please read our consolidated financial statements included elsewhere in this Annual Report for more detailed information.

Historical Employment of Our Fleet

The following table describes the operations of the vessels in our fleet as of December 31, 2021.

Vessel	Description of Historical Operations
Neptune	Delivered in November 2009. Has operated under a long-term time charter with Global LNG Supply, as novated to Total Gas & Power in February 2020, which commenced on delivery.
Cape Ann	Delivered in June 2010. Has operated under a long-term time charter with Global LNG Supply, as novated to Total Gas & Power in February 2020, which commenced on delivery.
PGN FSRU Lampung	Delivered in April 2014. Has operated under a long-term time charter with PGN LNG, which commenced on July 21, 2014.
Höegh Gallant

Delivered in November 2014. Acquired on October 1, 2015. Operated under a time charter with EgyptCo from the acquisition date until April 2020. Afterwards the vessel operated under the Suspended Gallant Charter with a subsidiary of Höegh LNG, which commenced on May 1, 2020. Currently operating under the NFE Charter with subsidiaries of New Fortress, which commenced in March 2022.

Höegh Grace

Delivered in March 2016. Acquired 51% ownership interest on January 3, 2017 and acquired the remaining 49% ownership interest on December 1, 2017. Has operated under a long-term time charter with SPEC since acquisition date.

Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects

You should consider the following facts when evaluating our historical results of operations and assessing our future prospects:

●	Preferred unitholders have an interest in net income. The Series A preferred units represent perpetual equity interests in us. The Series A preferred units rank senior to our common units as to the payment of distributions and amounts payable upon liquidation, dissolution or winding up. The distribution rate on the Series A preferred units is 8.75% per annum. The distributions accrue and are cumulative. Distributions are payable quarterly, when, and if declared by the Partnership’s board of directors out of legally available funds for such purpose. The preferred unitholders’ interest in net income is equivalent to the amount of preferred unitholders’ distribution for the given quarter or annual period and reduces the net income attributable to the limited partners’ interest in net income.
●	Our historical results of operations are affected by significant gains and losses relating to derivative transactions. Our historical results of operations reflect significant gains and losses relating to the joint ventures’ interest rate swap contracts that impact our equity in earnings (losses) for our joint ventures. The joint ventures’ interest rate swap contracts have previously not been designated as hedges for accounting purposes. After refinancing of the Neptune debt facility (as defined below), hedge accounting is applied for the Neptune interest rate swap contracts. As a result, there is volatility in earnings for the unrealized exchange gains and losses on the interest rate swap contracts. On March 17, 2014, we entered into interest rate swap contracts related to the Lampung facility (as defined below). On October 1, 2015, we assumed the interest rate swap contracts related to the Gallant facility (as defined below) as part of the acquisition of the Höegh Gallant. On January 1, 2017, we assumed the interest rate swap contracts related to the Grace facility (as defined below) as part of the acquisition of 51% ownership interest in the Höegh Grace entities. The interest rate swaps related to the Lampung facility, the Gallant facility and the Grace facility were designated as cash flow hedges for accounting purposes, however, certain amortization and the ineffective portion of the hedge for the years up to and including December 31, 2018, impacts the results of operations. Starting January 1, 2019, under the revised accounting guidance for hedge accounting, the impact of the ineffective portion of the hedge is recorded as a component of other comprehensive income and does not impact the results of operations. Hedge accounting was discontinued for interest rate swaps related to the Gallant and Grace facilities in the fourth quarter of 2018

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
●	Our historical results of operations are impacted by management and service fees for vessel operating and administrative expenses provided by Höegh LNG’s affiliates. Our operating entities entered into a variety of management, technical service and consulting agreements with affiliates of Höegh LNG related to the operations of the vessels. In addition, we and our operating company entered into administrative services agreements with affiliates of Höegh LNG. Refer to “Item 7. B. Related Party Transactions” for information on the management and service fees for these agreements.
●	Our results of operations are affected by accounting for the PGN FSRU Lampung time charter as a financing lease. When the PGN FSRU Lampung began operating under her charter, we recorded a receivable (net investment in financing lease) and removed the PGN FSRU Lampung from our balance sheet. The lease element of time charter payments under the PGN FSRU Lampung time charter is split between revenues and the repayment of part of the receivable. The revenues are recorded using the effective interest method, which provides for a constant rate of return on the net investment. As a result, the revenues will decline over time as more of the time charter payments are treated as a repayment of the receivable. However, the cash flows from the PGN FSRU Lampung are not impacted by the accounting treatment. In addition, since there is no vessel on the balance sheet, there is no charge for depreciation expense. In our consolidated statements of cash flows for the year ended December 31, 2021, 2020 and 2019 the time charter payments reflected as revenues and for repayment of the receivable are included under net cash provided by (used in) operating activities.
●	Outbreaks of epidemic and pandemic diseases and governmental responses thereto could adversely affect our business. Our operations are subject to risks related to outbreaks of infectious diseases. For example, the recent COVID-19 outbreak has negatively affected economic conditions and may otherwise impact our operations, including availability of crew, and the operations of our customers and suppliers. Although our operations have not been materially affected by the COVID-19 outbreak to date, the ultimate length and severity of the COVID-19 outbreak is uncertain at this time.
●	Our future business and prospects may be impacted by the Amalgamation. Following the Amalgamation, some provisions of the omnibus agreement that we entered into with Höegh LNG in connection with the IPO terminated by their terms, including (i) the prohibition on Höegh LNG from acquiring, owning, operating or chartering any Five-Year Vessels, (ii) the prohibition on us from acquiring, owning, operating or chartering any Non-Five-Year Vessels, and (iii) the rights of first offer associated with those rights. As a consequence, following the consummation of the Amalgamation, Höegh LNG is not be required to offer us Five-Year Vessels and is permitted to compete with us.

Factors Affecting Our Results of Operations

We believe the principal factors that will affect our future results of operations include:

●	the number of vessels in our fleet;
●	our ability to successfully employ our vessels at economically attractive hire rates as long-term charters expire or are otherwise terminated;

●	our ability to maintain strong relationships with our existing customers and to increase the number of customer relationships;
●	the operating performance of our vessels and any related performance warranty claims by customers;
●	our ability to acquire additional vessels, including Höegh LNG’s other vessels and any effect the Amalgamation may have on such ability;
●	our ability to raise capital to fund acquisitions;
●	the levels of demand for FSRU and LNG carrier services and other LNG infrastructure;
●	the supply and capacities of FSRUs;
●	the hire rate earned by our vessels, unscheduled off-hire days and the level of our vessel operating expenses;
●	the effective and efficient technical and maritime management and crewing of our vessels;
●	economic, regulatory, political and governmental conditions that affect the floating LNG industry;
●	interest rate changes;
●	mark-to-market changes in interest rate swap contracts;
●	foreign currency exchange gains and losses;
●	our access to capital required to acquire additional vessels and/or to implement our business strategy;
●	variations in crewing and insurance costs;
●	the level of our debt and the related interest expense;
●	the amount of distributions on our common and preferred units; and
●	the outcome of the arbitration.

Please read “Item 3.D. Risk Factors” for a discussion of certain risks inherent in our business.

Customers

For the years ended December 31, 2021, 2020 and 2019 time charter revenues in the consolidated statement of income are from PGN LNG, a subsidiary of PGN, a subsidiary of PT Pertamina, a government controlled Indonesian oil and gas producer, natural gas transportation and distribution company; EgyptCo, a subsidiary of Höegh LNG; CharterCo, a subsidiary of Höegh LNG; NFE South Holdings Limited and NFE International Shipping LLC, subsidiaries of New Fortress, a U.S. publicly listed company; and SPEC, which is owned 51% by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas, and 49% by private equity investors. Revenues included as a component of equity in earnings (losses) of joint ventures are from Total Gas & Power and accounted for 100% of our joint ventures’ time charter revenues for all periods presented. Total Gas & Power is a subsidiary of Total, a French publicly listed company.

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

A portion of the operating cost for the PGN FSRU Lampung will increase for inflation in Indonesia, including part of the crew cost and certain supplies. Indonesian inflation has ranged from approximately 1.6% to approximately 4.0% in recent years. The PGN FSRU Lampung time charter provides that the operating cost component of the hire rate, established at the beginning of the time charter, will increase by a fixed percentage per year for the first five years and be reset each fifth year based on the average increase over the previous five years, which is expected to somewhat mitigate cost increases.

The Höegh Gallant operated as an LNG carrier during 2021, 2020 and 2019. Inflation has not had a significant impact on operating expenses during these years. There is no cost adjustment or inflation adjustment clause in the OSA with a subsidiary of New Fortress, and as such we are exposed to risk of cost increases due to inflation or changes in exchange rates under the NFE Charter.

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

Under the omnibus agreement, Höegh LNG agreed to indemnify the Partnership for, among other items, losses related to certain tax liabilities attributable to the operation of the assets contributed or sold to the Partnership prior to the time they were contributed or sold. Pursuant to a letter agreement dated August 12, 2015, Höegh LNG confirmed that the indemnification provisions of the omnibus agreement include indemnification for all non-budgeted, non-creditable Indonesian value added taxes and non-budgeted Indonesian withholding taxes, including any related impact on cash flow from PT Höegh and interest and penalties associated with any non-timely Indonesian tax filings related to the ownership or operation of the PGN FSRU Lampung and the Mooring whether incurred (i) prior to the closing date of the IPO, (ii) after the closing date of the IPO to the extent such taxes, interest, penalties or related impact on cash flows relate to periods of ownership or operation of the PGN FSRU Lampung and the Mooring and are not subject to prior indemnification payments or deemed reimbursable by the charterer under its audit of the taxes related to the PGN FSRU Lampung time charter for periods up to and including June 30, 2015, or (iii) after June 30, 2015 to the extent withholding taxes exceed the minimum amount of withholding tax due under Indonesian tax regulations due to lack of documentation or untimely withholding tax filings.

For the year ended December 31, 2019, the Partnership refunded to Höegh LNG approximately $0.1 million related to insurance proceeds received related to the warranty provision and costs for previous years determined to be reimbursable by the charterer. No indemnification was filed or received for the years ended December 31, 2021 and 2020. Refer to notes 14 and 17 to our consolidated financial statements.

Under the contribution, purchase and sale agreement entered into with respect to the purchase of the entity that indirectly owns the Höegh Gallant, Höegh LNG will indemnify the Partnership for, among other items:

●	losses from breach of warranty;
●	losses related to certain tax liabilities attributable to the operation of the Höegh Gallant prior to the closing date; and

●	any recurring non-budgeted costs owed to Höegh LNG Management with respect to payroll taxes.

No indemnification claims were filed or received for the years ended December 31, 2021, 2020 and 2019. Refer to notes 14 and 17 to our consolidated financial statements.

Under the contribution, purchase and sale agreement entered into with respect to the acquisition of the 51% and 49% ownership interest in the Höegh Grace entities, Höegh LNG will indemnify the Partnership for, among other items:

●	losses from breach of warranty;
●	losses related to certain environmental liabilities, damages or repair costs and tax liabilities attributable to the operation of the Höegh Grace prior to the closing date; and
●	any recurring non-budgeted costs owed to tax authorities with respect to payroll taxes, taxes related to social security payments, corporate income taxes (including income tax for equality and surcharge on income tax for equality), withholding tax, port associations, local Cartagena tax, and financial transaction tax, including any penalties associated with taxes to the extent not reimbursed by the charterer.

No indemnification claims were filed or received for the years ended December 31, 2021, 2020 and 2019. Refer to notes 14 and 17 to our consolidated financial statements.

On September 27, 2017, the Partnership entered into an indemnification agreement with Höegh LNG with respect to the boil-off claims under the Neptune and the Cape Ann time charters, pursuant to which Höegh LNG will, among other things, indemnify the Partnership for its share of any losses and expenses related to or arising from the failure of either Neptune or Cape Ann to meet the performance standards related to the daily boil-off of LNG under their respective time charters (including any cash impact that may result from any settlement with respect to such claims.) For the year ended December 31, 2020, the Partnership was indemnified by Höegh LNG for its share of the joint ventures boil-off settlement payments to its charterer by a reduction of $11.9 million on its outstanding balance on the $85 million revolving credit facility from Höegh LNG. For the year ended December 31, 2021, the Partnership was indemnified by Höegh LNG for its share of the joint ventures performance claims for the year ended December 31, 2020 by a reduction of $0.3 million on its outstanding balance on the $85 million revolving credit facility from Höegh LNG. Indemnification payments and the non-cash settlements were recorded as a contribution to equity and increase to equity, respectively. Refer to notes 14 and 17 to our consolidated financial statements.

A.Operating Results

The following table summarizes our operating results for the years ended December 31, 2021, 2020 and 2019:

	Year ended December 31,
(in thousands of U.S. dollars)	2021	2020	2019
Statement of Income Data:
Time charter revenues	$141,260	$143,095	$145,321
Other revenue	—	—	115
Total revenues	141,260	143,095	145,436
Vessel operating expenses	(28,845)	(24,072)	(30,870)
Administrative expenses	(12,410)	(9,740)	(9,861)
Depreciation and amortization	(20,418)	(20,937)	(21,477)
Total operating expenses	(61,673)	(54,749)	(62,208)
Equity in earnings (losses) of joint ventures	25,836	6,420	6,078
Operating income (loss)	105,423	94,766	89,306
Interest income	553	605	947
Interest expense	(26,829)	(24,430)	(27,692)
Gain (loss) on debt extinguishment	—	—	1,030
Other items, net	(2,862)	(2,232)	(3,575)
Income (loss) before tax	76,285	68,709	60,016
Income tax expense	(16,290)	(5,564)	(7,275)
Net income (loss)	$59,995	$63,145	$52,741
Preferred unitholders' interest in net income	15,508	14,802	13,850
Limited partners' interest in net income (loss)	$44,487	$48,343	$38,891

Financial Highlights in 2021

The following sets forth our significant developments for the year ended December 31, 2021:

●	Reported time charter revenues were $141.3 million for the year ended December 31, 2021 compared to $143.1 million for the year ended December 31, 2020;
●	Operating income was $105.4 million for the year ended December 31, 2021 compared to $94.8 million for the year ended December 31, 2020; operating income was impacted by unrealized losses on derivative instruments for the years ended December 31, 2021 and 2020 on the Partnership's share of equity in earnings (losses) of joint ventures;
●	Unrealized gain on derivative instruments was $12.0 million on the Partnership’s share of equity in earnings of joint ventures for the year ended December 31, 2021, compared to unrealized loss on derivative instruments of $6.1 million on the Partnership’s share of equity in earnings of joint ventures for the year ended December 31, 2020;
●	Net income was $60.0 million for the year ended December 31, 2021 compared to $63.1 million for the year ended December 31, 2020.

Year Ended December 31, 2021 Compared with the Year Ended December 31, 2020

Time Charter Revenues. The following table sets forth details of our time charter revenues for the years ended December 31, 2021 and 2020:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Time charter revenues	$141,260	$143,095	$(1,835)

Time charter revenues for the year ended December 31, 2021 were $141.3 million, a decrease of $1.8 million from $143.1 million for the year ended December 31, 2020. The decrease was mainly due to lower time charter revenues for the Höegh Gallant. On May 1, 2020, the Höegh Gallant commenced the Suspended Gallant Charter (as described below) with a subsidiary of Höegh LNG. The hire rate under the Suspended Gallant Charter was lower than under the prior time charter, resulting in lower time charter revenues for the Höegh Gallant for the year ended December 31, 2021 compared with the year ended December 31, 2020.

Time charter revenues for the PGN FSRU Lampung consist of the lease element of the time charter, accounted for as a financing lease using the effective interest rate method, as well as variable consideration for providing time charter services, reimbursement for vessel operating expenses, performance warranties, if any, and withholding taxes borne by the charterer. Time charter revenues for the Höegh Gallant consist of the fixed daily hire rate which covers the operating lease and the provision of time charter services including the costs incurred to operate the vessel and performance warranties, if any. Time charter revenues for the Höegh Grace consist of a lease element accounted for as an operating lease, as well as variable consideration for providing time charter services, reimbursement of vessel operating expenses, performance warranties, if any, and certain taxes incurred.

On April 30, 2020, the Partnership entered into the Suspended Gallant Charter with CharterCo, a subsidiary of Höegh LNG for the time charter of the Höegh Gallant. The hire rate under the Suspended Gallant Charter is equal to 90% of the rate payable pursuant to the prior charter of the Höegh Gallant, subject to certain adjustments for i) avoided FSRU related costs only when operating in LNG carrier mode and ii) higher incremental taxes or operating expenses when operating in FSRU mode. The Suspended Gallant Charter commenced on May 1, 2020 and was suspended upon the commencement of the NFE Charter.

On September 23, 2021, we entered into the NFE Charter with subsidiaries of New Fortress to charter the Höegh Gallant, with FSRU operations commencing on March 20, 2022. From November 26, 2021 until the FSRU operations commenced, New Fortress chartered the vessel for LNG carrier operations. The Partnership has also entered into the Suspension and Make-Whole Agreements to suspend the Suspended Gallant Charter, with effect from the commencement of the NFE Charter, and pursuant to which Höegh LNG's subsidiary will compensate us monthly for the difference between the charter rate earned under the NFE Charter and the charter rate earned under the Suspended Gallant Charter with the addition of a modest increase until July 31, 2025, the original expiration date of the Suspended Gallant Charter. Afterwards, the Partnership will continue to receive the charter rate agreed with New Fortress for the remaining term of the NFE Charter. In addition, pursuant to the Suspension and Make-Whole Agreements, certain capital expenditures incurred to ready and relocate the Höegh Gallant for performance under the NFE Charter will be shared 50/50 between Höegh LNG and the Partnership, subject to a maximum obligation of the Partnership.

Vessel Operating Expenses. The following table sets forth details of our vessel operating expenses for the years ended December 31, 2021 and 2020:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Vessel operating expenses	$(28,845)	$(24,072)	$(4,773)

Vessel operating expenses for the year ended December 31, 2021 were $28.8 million, an increase of $4.8 million from $24.1 million for the year ended December 31, 2020. The increase was mainly due to higher operating expenses for the Höegh Gallant for the year ended December 31, 2021 compared with the year ended December 31, 2020 as a result of preparing and relocating the vessel for performance under the NFE Charter.

Administrative Expenses. The following table sets forth details of our administrative expenses for the years ended December 31, 2021 and 2020:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Administrative expenses	$(12,410)	$(9,740)	$(2,670)

Administrative expenses for the year ended December 31, 2021 were $12.4 million, an increase of $2.7 million from $9.7 million for the year ended December 31, 2020. The increase mainly reflects higher administrative expenses for the PGN FSRU Lampung and higher partnership expenses for the year ended December 31, 2021 compared to the year ended December 31, 2020.

Depreciation and Amortization. The following table sets forth details of our depreciation and amortization for the years ended December 31, 2021 and 2020:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Depreciation and amortization	$(20,418)	$(20,937)	$519

Depreciation and amortization for the year ended December 31, 2021 were $20.4 million, a decrease of $0.5 million from $20.9 million for the year ended December 31, 2020. During the first half of 2021, part of the procedures for the on-water class renewal survey for the Höegh Grace was performed and the on-water renewal survey was completed during the second quarter of 2021. As a result, the depreciation for the drydock component for the Höegh Grace is lower for the year ended December 31, 2021 compared to the year ended December 31, 2020.

Total Operating Expenses. The following table sets forth details of our total operating expenses for the years ended December 31, 2021 and 2020:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Total operating expenses	$(61,673)	$(54,749)	$(6,924)

Total operating expenses for the year ended December 31, 2021 were $61.7 million, an increase of $6.9 million from $54.7 million for the year ended December 31, 2020. The increase is principally a result of the higher vessel operating expenses and administrative expenses for the year ended December 31, 2021 compared to the year ended December 31, 2020.

Equity in Earnings (Losses) of Joint Ventures. The following table sets forth details of our equity in earnings (losses) of joint ventures for the years ended December 31, 2021 and 2020:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Equity in earnings (losses) of joint ventures	$25,836	$6,420	$19,416

Equity in earnings of joint ventures for the year ended December 31, 2021 was $25.8 million, an increase of $19.4 million from equity in earnings of $6.4 million for the year ended December 31, 2020. Equity in earnings of joint ventures was impacted by unrealized gains on derivative instruments of $12.0 million for the year ended December 31, 2021 compared with unrealized losses on derivative instruments of $6.1 million for the year ended December 31, 2020.

Our share of our joint ventures’ operating income was $24.4 million for the year ended December 31, 2021, an increase of $0.2 million compared with $24.2 million for the year ended December 31, 2020.

Our share of other income (expense), net, principally consisting of interest expense, was $10.6 million for the year ended December 31, 2021, a decrease of $1.1 million from $11.7 million for the year ended December 31, 2020. The reduction in interest expense was principally due to repayment of principal on debt between the two periods.

Our share of unrealized gains on derivative instruments was $12.0 million for the year ended December 31, 2021, an increase of $18.1 million compared to our share of unrealized losses on derivative instruments of $6.1 million for the year ended December 31, 2020. The joint ventures utilize interest rate swap contracts to exchange floating interest rate payments for fixed interest rate payments to reduce the exposure to interest rate variability on their outstanding floating-rate debt. The interest rate swap contracts have not been designated as hedges for accounting purposes. As a result, there is volatility in earnings for the unrealized exchange gains and losses on the interest rate swap contracts. However, in relation to the refinancing of the Neptune debt facility on November 30, 2021, hedge accounting is applied for the related interest rate swaps.

There was no accrued income tax expense for the years ended December 31, 2021 and 2020. Our joint ventures did not pay any dividends for the years ended December 31, 2021 and 2020.

Operating Income. The following table sets forth details of our operating income for the years ended December 31, 2021 and 2020:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Operating income (loss)	$105,423	$94,766	$10,657

Operating income for the year ended December 31, 2021 was $105.4 million, an increase of $10.7 million from $94.8 million for the year ended December 31, 2020. Excluding the unrealized gains on derivatives for the year ended December 31, 2021 and 2020 impacting the equity in earnings of joint ventures, operating income for the year ended December 31, 2021 would have been $93.4 million, a decrease of $7.4 million from $100.8 million for the year ended December 31, 2020. Excluding the impact of the unrealized gains and losses on derivatives, the decrease for the year ended December 31, 2021 is primarily due to lower time charter revenues, higher vessel operating expenses and administrative expenses, partially offset by lower depreciation and amortization for the year ended December 31, 2021.

Interest Income. The following table sets forth details of our interest income for the years ended December 31, 2021 and 2020:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Interest income	$553	$605	$(52)

Interest income was $0.6 million for each of the years ended December 31, 2021 and 2020. Interest income is mainly related to interest on cash balances and accrued interest on the advances to our joint ventures for the years ended December 31, 2021 and 2020. The interest rate under the shareholder loans to our joint ventures is a fixed rate of 8.0% per year.

Interest Expense. The following table sets forth details of our interest expense for the years ended December 31, 2021 and 2020:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Interest expense	$(19,901)	$(21,830)	$1,929
Amortization and gain (loss) on cash flow hedge	(274)	(173)	(101)
Commitment fees	(977)	(138)	(839)
Amortization of debt issuance cost	(5,677)	(2,289)	(3,388)
Total interest expense	$(26,829)	$(24,430)	$(2,399)

Total interest expense for the year ended December 31, 2021 was $26.8 million, an increase of $2.4 million from $24.4 million for the year ended December 31, 2020. Interest expense consists of the interest incurred, amortization and gain (loss) on cash flow hedge, commitment fees and amortization of debt issuance cost for the period.

The interest incurred of $19.9 million for the year ended December 31, 2021 decreased by $1.9 million compared to $21.8 million for the year ended December 31, 2020. The decrease was principally due to repayment of outstanding loan balances for the loan facilities related to the PGN FSRU Lampung (the “Lampung facility”) and the commercial and export tranches of the $385 million facility financing the Höegh Gallant, the Höegh Grace and the Partnership’s liquidity needs (the “$385 million facility”).

Amortization and gain (loss) on cash flow hedge was a loss of $0.3 million for the year ended December 31, 2021 compared to a loss of $0.2 million for the year ended December 31, 2020. For the years ended December 31, 2021 and 2020, the loss solely related to amortization of amounts excluded from hedge effectiveness for discontinued hedges and the initial fair values of interest rate swaps.

Commitment fees were $1.0 million for the year ended December 31, 2021, an increase of $0.8 million from $0.1million for the year ended December 31, 2020. During 2021, commitment fees were incurred on the proposed new Lampung facility which was not executed. For the years ended December 31, 2021 and 2020, the commitment fees also relate to the undrawn portion of the revolving credit tranche of the $385 million facility.

Amortization of debt issuance cost for the year ended December 31, 2021 was $5.7 million compared to $2.3 million for the year ended December 31, 2020. The increase in amortization of debt issuance cost of $3.4 million relates to expensing all the debt issuance costs related to the proposed new Lampung facility which was not executed.

Other Items, Net. The following table sets forth details of our other items for the years ended December 31, 2021 and 2020:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Foreign exchange gain (loss)	$22	$444	$(422)
Bank charges, fees and other	(560)	(276)	(284)
Withholding tax on interest expense and other	(2,324)	(2,400)	76
Total other items, net	$(2,862)	$(2,232)	$(630)

Other items, net for the year ended December 31, 2021 were $2.9 million, an increase of $0.6 million from $2.2 million for the year ended December 31, 2020. The increase is mainly due to reduced foreign exchange gain for the year ended December 31, 2021 compared to foreign exchange gain of $0.4 million for the year ended December 31, 2020.

Income (Loss) Before Tax. The following table sets forth details of our income before tax for the years ended December 31, 2021 and 2020:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Income (loss) before tax	$76,285	$68,709	$7,576

Income before tax for the year ended December 31, 2021 was $76.3 million, an increase of $7.6 million from $68.7 million for the year ended December 31, 2020. Excluding all the unrealized gains (losses) on derivative instruments, income before tax for the year ended December 31, 2021 would have been $64.2 million, a decrease of $10.6 million from $74.8 million for the year ended December 31, 2020. Excluding the unrealized gains (losses) on derivative instruments, the decrease is primarily due to lower time charter revenue, higher vessel operating expenses, higher administrative expenses and higher total interest expense.

Income Tax Expense. The following table sets forth details of our income tax expense for the years ended December 31, 2021 and 2020:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Income tax expense	$(16,290)	$(5,564)	$(10,726)

Income tax expense was $16.3 million for the year ended December 31, 2021, an increase of $10.7 million compared to $5.6 million for the year ended December 31, 2020. In June 2021, the tax audit for PGN FSRU Lampung’s 2019 tax return was completed. The main finding was that the internal promissory note was reclassified from debt to equity such that 100% of the accrued interest was disallowed. The Partnership’s Indonesian subsidiary has filed an Objection Request with the Central Jakarta Regional Tax Office. We and our Indonesian subsidiary disagree with the conclusion. Nevertheless, we and our Indonesian subsidiary may not be successful in the appeal and our Indonesian subsidiary has recorded an increase in the uncertain tax position, of $6.3 million for the potential future obligation to the tax authorities for a disallowed interest deduction, as well as expensed the additional tax for 2019, including penalties of $2.7 million as of December 31, 2021.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. As of December 31, 2021, the unrecognized tax benefits were $9.0 million. Refer to note 6 of our consolidated financial statements for additional information.

Net Income (Loss). The following table sets forth details of our net income for the years ended December 31, 2021 and 2020:

			Positive
	Year ended December 31,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Net income (loss)	$59,995	$63,145	$(3,150)
Preferred unitholders' interest in net income	15,508	14,802	706
Limited partners' interest in net income (loss)	$44,487	$48,343	$(3,856)

As a result of the foregoing, net income for the year ended December 31, 2021 was $60.0 million, a decrease of $3.1 million compared with net income of $63.1 million for the year ended December 31, 2020.

For the years ended December 31, 2021 and 2020, net income of $15.5 million and $14.8 million, respectively, was attributable to the holders of the Series A preferred units, an increase of $0.7 million due to additional preferred units issued in 2021 as part of our at-the-market offering program. Our limited partners' interest in net income, for the year ended December 31, 2021 was $44.5 million, a decrease of $3.8 million compared to $48.3 million for the year ended December 31, 2020.

Segments

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization, impairment and other financial items (gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. Please read “—Non-GAAP Financial Measures” below for a definition of Segment EBITDA and a reconciliation of Segment EBITDA to net income. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs, interest income from advances to joint ventures, and interest expense related to the outstanding balances on the $85 million revolving credit facility and the $385 million facility are included in “Other.”

For the years ended December 31, 2021 and 2020, Majority held FSRUs includes the financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace.

For the years ended December 31, 2021 and 2020, Joint venture FSRUs include the operating leases related to two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long term time charters with one charterer.

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

Majority Held FSRUs. The following table sets forth details of segment results for the Majority held FSRUs for the years ended December 31, 2021 and 2020:

	Year ended		Positive
Majority Held FSRUs	December 31,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Time charter revenues	$141,260	$143,095	$(1,835)
Vessel operating expenses	(28,845)	(24,072)	(4,773)
Administrative expenses	(4,873)	(3,390)	(1,483)
Segment EBITDA	107,542	115,633	(8,091)
Depreciation and amortization	(20,418)	(20,937)	519
Operating income (loss)	87,124	94,696	(7,572)
Other financial income (expense), net	(12,957)	(9,072)	(3,885)
Income (loss) before tax	74,167	85,624	(11,457)
Income tax expense	(16,290)	(5,564)	(10,726)
Net income (loss)	$57,877	$80,060	$(22,183)

Time charter revenues for the year ended December 31, 2021 were $141.3 million, a decrease of $1.8 million from $143.1 million for the year ended December 31, 2020. As discussed above, the decrease was mainly due to lower time charter revenues for the Höegh Gallant.

Vessel operating expenses for the year ended December 31, 2021 were $28.8 million compared to $24.1 million for the year ended December 31, 2020. The increase in vessel operating expenses are mainly related to the Höegh Gallant as a result of preparing and relocating the vessel for performance under the NFE Charter.

Administrative expenses for the year ended December 31, 2021 were $4.9 million, an increase of $1.5 million from $3.4 million for the year ended December 31, 2020. The increase mainly reflects higher administrative expenses for the PGN FSRU Lampung for the year ended December 31, 2021 compared with the year ended December 31, 2020.

Segment EBITDA for the year ended December 31, 2021 was $107.5 million, a decrease of $8.1 million from $115.6 million for the year ended December 31, 2020. The decrease was mainly due to lower time charter revenues, higher operating expenses and higher administrative expenses for the year ended December 31, 2021 compared with the year ended December 31, 2020.

Joint Venture FSRUs. The following table sets forth details of segment results for the Joint venture FSRUs for the years ended December 31, 2021 and 2020:

	Year ended		Positive
Joint Venture FSRUs	December 31,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Time charter revenues	$42,531	$43,572	$(1,041)
Vessel operating expenses	(7,711)	(8,576)	865
Administrative expenses	(503)	(876)	373
Segment EBITDA	34,317	34,120	197
Depreciation and amortization	(9,958)	(9,965)	7
Operating income (loss)	24,359	24,155	204
Gain (loss) on derivative instruments	12,048	(6,073)	18,121
Other financial income (expense), net	(10,571)	(11,662)	1,091
Income (loss) before tax	25,836	6,420	19,416
Income tax expense	—	—	—
Net income (loss)	$25,836	$6,420	$19,416

Time charter revenues for the year ended December 31, 2021 were $42.5 million, a decrease of $1.0 million compared to $43.6 million for the year ended December 31, 2020. Lower time charter revenues for the year ended December 31, 2021 reflects lower reimbursement of costs incurred for maintenance and projects for the charterer.

Vessel operating expenses for the year ended December 31, 2021 were $7.7 million, a decrease of $0.9 million compared to $8.6 million for the year ended December 31, 2020. The decrease was primarily due to a decrease in vessel operating expenses for the Cape Ann for the year ended December 31, 2021. The higher vessel operating expenses for the Cape Ann in 2020 were due to the charterer’s project in India, which were partially offset by the reversal of accrued indirect taxes due to the charterer’s decision during 2020 not to deploy the Cape Ann in India. In addition, for the year ended December 31, 2020, the Neptune completed an on-water class renewal survey. As a result, vessel operating expenses were somewhat higher, reflecting routine maintenance completed during the survey. The Neptune was on-hire during the class renewal period.

Administrative expenses for the year ended December 31, 2021 were $0.5 million, an increase of $0.4 million compared to $0.9 million for the year ended December 31, 2020. The higher administrative expenses for the Cape Ann in 2020 were due to the charterer’s project in India and start-up expenses.

Segment EBITDA was $34.3 million for the year ended December 31, 2021, an increase of $0.2 million compared with $34.1 million for the year ended December 31, 2020.

Other. The following table sets forth details of other results of Other for the years ended December 31, 2021 and 2020:

	Year ended		Positive
Other	December 31,		(negative)
(in thousands of U.S. dollars)	2021	2020	variance
Administrative expenses	$(7,537)	$(6,350)	$(1,187)
Segment EBITDA	(7,537)	(6,350)	(1,187)
Operating income (loss)	(7,537)	(6,350)	(1,187)
Other financial income (expense), net	(16,181)	(16,985)	804
Income (loss) before tax	(23,718)	(23,335)	(383)
Income tax benefit (expense)	—	—	—
Net income (loss)	$(23,718)	$(23,335)	$(383)

Administrative expenses and Segment EBITDA for the year ended December 31, 2021 were each $7.5 million, a decrease of $1.2 million from $6.4 million for the year ended December 31, 2020.

The increase in administrative expenses of $1.2 million for the year ended December 31, 2021 was principally related to higher partnership legal expenses as a result of the arbitration with the charterer of the PGN FSRU Lampung and also the Securities Class Action (as defined below).

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

Other financial income (expense), net for the year ended December 31, 2021 was an expense of $16.2 million, a decrease of $0.8 million from an expense of $17 million for the year ended December 31, 2020 principally due to repayments made under the $385 million facility.

For the year ended December 31, 2021 the drawn balance on the revolving credit tranche under the $385 million facility was $63.0 million, while the drawn balance was $48.3 million on the revolving credit tranche under the $385 million facility as of December 31, 2020. Refer to “Liquidity and Capital Resources” below as well as note 12 of our consolidated financial statements for more information on the refinancing of the Cape Ann, Neptune and Lampung facilities.

Year Ended December 31, 2020 Compared with the Year Ended December 31, 2019

See “Item 5.A Operating and Financial Review and Prospects—Operating Results—Year Ended December 31, 2020 Compared with the Year Ended December 31, 2019” in our Annual Report on Form 20-F for the year ended December 31, 2020 (our “2020 20-F”) for a discussion of our results of operations for the year ended December 31, 2020 compared to the year ended December 31, 2019 and other financial information related to the year ended December 31, 2019.

Non-GAAP Financial Measures

Segment EBITDA. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Segment EBITDA is defined as earnings before interest, taxes, depreciation, amortization, impairment and other financial items less non-controlling interest in Segment EBITDA. Other financial items consist of gain (loss) on debt extinguishment, gain (loss) on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, depreciation, amortization, impairment, taxes, and other financial items, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units or preferred units. Segment EBITDA is a non-GAAP financial measure and should not be considered an alternative to net income, operating income or any other measure of financial performance presented in accordance with US GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable US GAAP financial measure, for the periods presented:

	Year ended December 31, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$57,877	25,836	(23,718)	59,995			$59,995	(3)
Interest income	(178)	(1)	(375)	(554)	1	(4)	(553)
Interest expense	10,469	10,546	16,360	37,375	(10,546)	(4)	26,829
Depreciation and amortization	20,418	9,958	—	30,376	(9,958)	(5)	20,418
Other financial items (2)	2,666	(12,022)	196	(9,160)	12,022	(6)	2,862
Income tax (benefit) expense	16,290	—	—	16,290			16,290
Equity in earnings of JVs:
Interest (income) expense, net	—	—		—	10,545	(4)	10,545
Equity in earnings of JVs:
Depreciation and amortization	—	—		—	9,958	(5)	9,958
Equity in earnings of JVs:
Other financial items (2)	—	—		—	(12,022)	(6)	(12,022)
Segment EBITDA	$107,542	34,317	(7,537)	134,322			$134,322

	Year ended December 31, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$80,060	6,420	(23,335)	63,145			$63,145	(3)
Interest income	(249)	(51)	(356)	(656)	51	(4)	(605)
Interest expense	7,460	11,695	16,970	36,125	(11,695)	(4)	24,430
Depreciation and amortization	20,937	9,965	—	30,902	(9,965)	(5)	20,937
Other financial items (2)	1,861	6,091	371	8,323	(6,091)	(6)	2,232
Income tax (benefit) expense	5,564	—	—	5,564			5,564
Equity in earnings of JVs:
Interest (income) expense, net	—	—	—	—	11,644	(4)	11,644
Equity in earnings of JVs:
Depreciation and amortization	—	—	—	—	9,965	(5)	9,965
Equity in earnings of JVs:
Other financial items (2)	—	—	—	—	6,091	(6)	6,091
Segment EBITDA	$115,633	34,120	(6,350)	143,403			$143,403

	Year ended December 31, 2019
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$70,934	6,078	(24,271)	52,741			$52,741	(3)
Interest income	(449)	(415)	(498)	(1,362)	415	(4)	(947)
Interest expense	9,582	12,485	18,110	40,177	(12,485)	(4)	27,692
Depreciation and amortization	21,477	10,030	—	31,507	(10,030)	(5)	21,477
Other financial items (2)	2,348	5,211	197	7,756	(5,211)	(6)	2,545
Income tax (benefit) expense	7,278	—	(3)	7,275			7,275
Equity in earnings of JVs:
Interest (income) expense, net	—	—	—	—	12,070	(4)	12,070
Equity in earnings of JVs:
Depreciation and amortization	—	—	—	—	10,030	(5)	10,030
Equity in earnings of JVs:
Other financial items (2)	—	—	—	—	5,211	(6)	5,211
Segment EBITDA	$111,170	33,389	(6,465)	138,094			$138,094
(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs that are reflected in the consolidated net income for the Partnership’s share of the Joint venture FSRUs net income (loss) on the Equity in earnings (loss) of joint ventures line item in the consolidated income statement. Separate adjustments from the consolidated net income to Segment EBITDA for the Partnership’s share of the Joint venture FSRUs are included in the reconciliation lines starting with “Equity in earnings of JVs.”
(2)	Other financial items consist of gain and loss on debt extinguishment, gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.
(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.
(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.
(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.
(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

B.Liquidity and Capital Resources

Liquidity and Cash Needs

We operate in a capital-intensive industry, and we expect to finance the purchase of additional vessels and other capital expenditures through a combination of cash from operations, the utilization of borrowings from commercial banks and debt and equity financings. Our liquidity requirements relate to paying our unitholder distributions, servicing interest and quarterly repayments on our debt (“debt amortization”), funding working capital, funding on-water surveys or drydocking and maintaining cash reserves against fluctuations in operating cash flows. The liquidity requirements of our joint ventures relate to the servicing of debt, including repayment of shareholder loans, funding working capital, including drydocking and on-water surveys, and maintaining cash reserves against fluctuations in operating cash flows.

On July 27, 2021, our board of directors announced a reduction in the quarterly cash distribution on our common units to $0.01 per common unit, down from a distribution of $0.44 per common unit in the first quarter of 2021, commencing with the distribution for the second quarter of 2021 and continuing in the third and fourth quarters of 2021. We intend to use our internally generated cash flow to reduce debt levels and strengthen our balance sheet.

Our sources of liquidity and potential sources of liquidity include cash balances, cash flows from our operations, interest payments from our advances to our joint ventures and our undrawn balance of $60.1 million under the $85 million revolving credit facility from Höegh LNG as of March 31, 2022. However, we have received notice from Höegh LNG that it will not extend the $85 million revolving credit facility when it matures on January 1, 2023, and that it will have very limited capacity to extend any additional advances to us thereunder beyond what is currently drawn under such facility. Further drawdowns on the $85 million revolving credit facility may be subject to Höegh LNG’s consent because of the arbitration notice received from the charterer of PGN FSRU Lampung, as described below. In addition, liquidity can also be supplemented, from time to time, by net proceeds of the ATM program, depending on market conditions.

Cash and cash equivalents are denominated primarily in U.S. dollars. We do not currently use derivative instruments for other purposes than managing interest rate risks. The advances to our joint ventures (accrued interest from prior periods on repaid shareholder loans) are subordinated to the joint ventures’ long-term bank debt, consisting of the New Neptune Facility and the Cape Ann facility. Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of the joint ventures. As discussed in note 17 under “Joint ventures boil-off settlement” to our consolidated financial statements and further below, the joint ventures recorded accruals for the liability for the boil-off claim under the time charters. As a precaution, the joint ventures suspended payments on the shareholder loans as of September 30, 2017 pending the outcome of the boil-off claim since the amounts and timing of a potential settlement were not clear. In February 2020, each of the joint ventures and the charterer reached a commercial settlement addressing all the past and future claims related to boil-off with respect to the Neptune and the Cape Ann. The final installment of the settlement was paid in December 2020. As of December 31, 2021, both the 1.20 historical and projected debt service coverage ratios were met by SRV Joint Gas Ltd and SRV Joint Gas Two Ltd. As a result, both entities qualify to make payments on the shareholder loans or other distributions. Refer to note 9 of our consolidated financial statements. However, the Joint ventures expect to retain cash and are not likely to pay distributions or service the shareholder loans during 2022. Dividend distributions from our joint ventures require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans (refer to note 9 of our consolidated financial statements); and c) under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution. Dividends from Höegh Lampung may only be paid out of profits under Singapore law. Dividends from PT Höegh may only be paid if its retained earnings are positive under Indonesian law and requirements are fulfilled under the Lampung facility. In addition, PT Höegh, as an Indonesian incorporated company, is required to establish a statutory reserve equal to 20% of its paid in capital. The dividend can only be distributed if PT Höegh’s retained earnings are positive after deducting the statutory reserve. As of December 31, 2021, PT Höegh is in the process of establishing the required statutory reserves and therefore is currently unable to make dividend payments under Indonesia law. Under the Lampung facility, distributions are subject to “waterfall” provisions that allocate revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) with the remaining cash being distributable only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical debt service coverage ratio, no default or event of default then continuing or resulting from such distribution and the guarantor not being in breach of the financial covenants applicable to it. Further, until the pending arbitration with the charterer of PGN FSRU Lampung has been terminated, cancelled or favorably resolved, no shareholder loans may be serviced and no dividends may be paid to the Partnership by the subsidiary borrowing under the Lampung facility, PT Höegh. Furthermore, each quarter, 50% of the PGN FSRU Lampung’s generated cash flow after debt service must be applied to pre-pay outstanding loan amounts under the refinanced Lampung facility, applied pro rata across the commercial and export credit tranches. The remaining 50% will be retained by PT Höegh and pledged in favor of the lenders until the pending arbitration with the charterer of PGN FSRU Lampung has been terminated, cancelled or favorably resolved. As a consequence, no cash flow from the PGN FSRU Lampung will be available for the Partnership until the pending arbitration has been terminated, cancelled or favorably resolved. This limitation does not prohibit the Partnership from paying distributions to preferred and common unitholders.

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

During the year ended December 31, 2021, we sold 336,992 Series A preferred units under our ATM program at an average gross sales price of $25.12 per unit and received net proceeds, after sales commissions, of $8.3 million. For the year ended December 31, 2021, we sold 52,603 common units under our ATM program at an average gross sales price of $15.75 per unit and received net proceeds, after sales commissions, of $0.8 million. We have paid an aggregate of $0.2 million in sales commissions to the Agent in connection with such sales for the year ended December 31, 2021. From the commencement of the Prior ATM program in January 2018 through December 31, 2021, we have sold 2,489,325 Series A preferred units and 358,869 common units under the ATM programs and received net proceeds of $63.2 million and $6.4 million, respectively. The compensation paid to the Agent for such sales was $1.3 million.

For the period from January 1, 2022 to March 31, 2022, no Series A preferred units or common units were sold under our ATM program.

As of December 31, 2021, we did not have material commitments for capital expenditures for our current business. However, during the fourth quarter of 2021, the Höegh Gallant was modified and prepared for performance under the NFE Charter, and incurred expenditures of $4.9 million during the quarter, of which $3.5 million has been recorded as operating expenses and $1.4 million has been capitalized under Vessel, net of accumulated depreciation on the consolidated balance sheet. Pursuant to the Suspension and Make-Whole Agreements, the Partnership received at the end of February 2022 indemnification payments for 50% of the amount of expenditures incurred in the fourth quarter of 2021. The indemnification payments will be recorded as contributions to equity.

The Partnership is indemnified by Höegh LNG for its share of the cash impact of the settlement agreements, effective April 1, 2020, related to the boil-off claims against the joint ventures, the arbitration costs and any legal expenses, the technical modifications of the vessels and any prospective boil-off claims or other direct impacts of the settlement agreement. On April 8, 2020 and December 11, 2020, the Partnership was indemnified by Höegh LNG for its share of the joint ventures boil-off settlement payments by a reduction of $8.6 million and $3.3 million, respectively, on its outstanding balance on the $85 million revolving credit facility from Höegh LNG. On March 12, 2021, the Partnership was indemnified by Höegh LNG for its share of the joint ventures performance claims for the year ended December 31, 2020 by a reduction of $0.3 million on its balance on the $85 million revolving credit facility from Höegh LNG. Refer to note 17 under “Joint ventures boil-off settlement” in our consolidated financial statements.

As discussed in “—Year Ended December 31, 2021 Compared with the Year Ended December 31, 2020—Time Charter Revenues” above, we exercised the right on February 27, 2020 to cause Höegh LNG to charter the Höegh Gallant from the expiration of the initial charter in April 2020 until July 2025. We entered into the Suspended Gallant Charter with Höegh LNG for the Höegh Gallant. Further, on September 23, 2021, we entered into the NFE Charter with subsidiaries of New Fortress to charter Höegh Gallant primarily for FSRU operations for a period of ten years, with FSRU operations commencing on March 20, 2022. From November 26, 2021 until the FSRU operations commenced, New Fortress chartered the vessel for LNG carrier operations. We also entered into the Suspension and Make-Whole Agreements with Höegh LNG for the Höegh Gallant, with effect from the commencement of the NFE Charter. The charter rate under the NFE Charter, in line with the current market, is lower than under the Suspended Gallant Charter. However, under the Suspension and Make-Whole Agreements, Höegh LNG’s subsidiary will compensate the Partnership monthly for the difference between the charter rate earned under the NFE Charter and the charter rate earned under the Suspended Gallant Charter with the addition of a modest increase until July 31, 2025, the original expiration date of the Suspended Gallant Charter. Afterwards, we will continue to receive the charter rate agreed with New Fortress for the remaining term of the NFE Charter. In addition, pursuant to the Suspension and Make-Whole Agreements, certain capital expenditures incurred to ready and relocate the Höegh Gallant for performance under the NFE Charter will be shared 50/50 between Höegh LNG and the Partnership, subject to a maximum obligation of the Partnership.

Höegh LNG’s ability to make payments to us under the Suspension and Make-Whole Agreements and funding requests under the revolving credit facility and any claims for indemnification may be affected by events beyond either of the control of Höegh LNG or us, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Höegh LNG’s ability to meet its obligations to us may be impaired. If Höegh LNG is unable to meet its obligations to us under the Suspension and Make-Whole Agreements or meet funding requests or indemnification obligations, our financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

As of December 31, 2021, there were no off-balance sheet arrangements.

The outbreak of COVID-19 has negatively affected economic conditions in many parts of the world which may impact our operations and the operations of our customers and suppliers. Although our operations have not been materially affected by the COVID-19 outbreak to date, the ultimate length and severity of the COVID-19 outbreak and its potential impact on our operations and financial condition is uncertain at this time. We believe our primary risk and exposure related to uncertainty of cash flows from our long-term time charter contracts is due to the credit risk and counter-party risk associated with the individual charterers. Payments are due under time charter contracts regardless of the demand for the charterers’ gas output or the utilization of the FSRU. It is therefore possible that charterers may not make payments for time charter invoices in times of reduced demand. As of March 31, 2022, we have not experienced any reduced or non-payments for obligations under our time charter contracts. In addition, we have not provided concessions or made changes to the terms of payments for our customers. Furthermore, should there be an outbreak of the COVID-19 on board one of our FSRUs or an inability to replace critical supplies or replacement parts due to disruptions to third-party suppliers, adequate crewing or supplies may not be available to fulfill our obligations under our time charter contracts. This could result in off-hire or warranty payments under performance guarantees which would reduce revenues for the impacted period. To date, we have mitigated the risk of an outbreak of the COVID-19 on board our FSRUs by extending time between crew rotations on the FSRUs and developing mitigating actions for crew rotations. As a result, we expect that we will incur somewhat higher crewing expenses to ensure appropriate mitigating actions are in place to minimize risks of outbreaks.

To date, we have not had material service interruptions on our FSRUs. Management and administrative staffs have largely transitioned to working remotely from home to address the specific COVID-19 situation in the applicable geographic location. We have supported staffs by supplying needed internet boosters and office equipment to facilitate an effective work environment. In addition, if financial institutions providing our interest rate swaps are unable to meet their obligations, we could experience higher interest expense or be unable to obtain funding. From the commencement of the Prior ATM program in January 2018 through March 31, 2022, we have sold Series A preferred units and common units for total net proceeds of $69.6 million which has supplemented our liquidity. In current market conditions with lower unit prices, sales under the ATM program are a less viable and more expensive option for accessing liquidity. If our charterers or lenders are unable to meet their obligations to us under their respective contracts or if we are unable to fulfill our obligations under our time charter contracts, our financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

As previously reported, by letter July 13, 2021, the charterer under the lease and maintenance agreement for the PGN FSRU Lampung (“LOM”) raised certain issues with PT Höegh in relation to the operations of the PGN FSRU Lampung and the LOM and by further letter dated July 27, 2021, stated that it would commence arbitration against PT Höegh. On August 2, 2021 the charterer served a notice of arbitration (“NOA”) to declare the LOM null and void, and/or to terminate the LOM, and/or seek damages. PT Höegh has served a reply refuting the claims as baseless and without legal merit and has also served a counterclaim against the charterer for multiple breaches of the LOM and a claim against the parent company of the charterer for the fulfilment of the charterer’s obligations under the LOM as stated in a guarantee provided by the parent company, with a claim for damages. PT Höegh will take all necessary steps and will vigorously defend the charterer’s claims in the legal process.

No assurance can be given at this time as to the outcome of the dispute with the charterer of the PGN FSRU Lampung. Notwithstanding the NOA, both parties have continued to perform their respective obligations under the LOM. In the event that the outcome of such dispute is unfavorable to us, it could have a material adverse impact on our business, results of operations, financial condition and ability to pay distributions to unitholders.

For a description of our and our joint ventures’ credit facilities, please read “—Borrowing Activities” below.

As discussed in note 17 under “Indonesian corporate income tax” and “Indonesian 2019 tax audit” of our consolidated financial statements, the Partnership’s Indonesian subsidiary is subject to examination by the Indonesian tax authorities for corporate income tax for up to five years following the completion of a fiscal year. On January 22, 2021, the Partnership’s Indonesian subsidiary received a letter from the Indonesian tax authorities that there would be an examination by the Indonesian tax authorities for the tax return from 2019 during 2021. Additionally, in April 2022 the Partnership’s Indonesian subsidiary received a letter from the Indonesian tax authorities raising certain questions and requiring certain additional information about the tax return for 2018. In June 2021, the tax audit for the PGN FSRU Lampung’s 2019 tax return was completed. The main finding was that the internal promissory note was reclassified from debt to equity such that 100% of the accrued interest was disallowed. The Indonesian subsidiary filed an Objection Request with Central Jakarta Regional Tax Office on September 24, 2021. The Partnership and its Indonesian subsidiary disagree with the conclusion. However, the Partnership and its subsidiary may not be successful in the appeal and have expensed and paid the additional tax for 2019 including penalties of a total of $2.7 million as of December 31, 2021. The examinations may lead to ordinary course adjustments or proposed adjustments to the subsidiary’s income taxes with respect to years under examination. Further examinations may or may not result in changes the Partnership’s provisions on tax filings for the open tax years that remain subject to a potential tax audit in Indonesia. The position for the open tax years was to take a tax deduction for the interest expense on the internal promissory note. For the year ended December 31, 2019, the Partnership concluded that it does not have the level of evidence necessary to support a conclusion that the tax position is more-likely-than-not of being sustained. Accordingly, in 2021 the Partnership has recorded an increase in the uncertain tax provision, or liability, for the potential future obligation to the tax authorities for a disallowed interest deduction for the open tax years. As of December 31, 2021, the unrecognized tax benefits for uncertain tax positions were $9.0 million.

As discussed in note 17 under “Indonesian property tax” of our consolidated financial statements, the Partnership's Indonesian subsidiary was assessed a property tax and penalties of $3.0 million by the Indonesian authorities for the period from 2015 through 2019. The retroactive assessment was due to the issuance of new Indonesian regulations which define an FSRU as a “Building” subject to the existing property tax law. The Partnership’s Indonesian subsidiary has appealed the assessment. The appeal process could take a number of years to conclude. There can be no assurance of the result of the appeal or whether the Indonesian subsidiary will prevail. As a result, the property tax and penalties were expensed as a component of vessel operating expenses for the year ended December 31, 2019. Until the appeal is concluded, the Indonesian subsidiary will be required to pay an annual property tax of approximately $0.5 million.

As discussed in note 17 under “Colombian Municipal Industry and Commerce Tax” of our consolidated financial statements, on April 1, 2022, the Partnership’s Colombian subsidiary received a notification from the Tax Administration of Cartagena assessing a penalty of approximately $1.8 million for failure to file the 2016 to 2018 ICT returns. Refer to note 17 for details and management’s assessment.

As of December 31, 2021, the total outstanding principal on our long-term debt was $416.7 million related to the Lampung facility, the $385 million facility, including the associated $63 million revolving credit tranche, and the $85 million revolving credit facility. The book value of our total long-term debt was $411.0 million as of December 31, 2021. Refer to “—Borrowing Activities—Long-term Debt” for a description of the facilities and notes 12 and 14 of our consolidated financial statements.

As of December 31, 2021, we had outstanding interest rate swap agreements for a total notional amount of $272.8 million to hedge against the interest rate risks of our long-term debt under the Lampung facility and the $385 million facility. We apply hedge accounting for derivative instruments related to those facilities. We receive interest based on three-month US dollar LIBOR and pay a fixed rate of 2.8% for the Lampung facility. We receive interest based on the three-month US dollar LIBOR and pay a fixed rate ranging from 2.650% to 2.941% for the $385 million facility. The carrying value of the liability for derivative instruments was a net liability of $12.9 million as of December 31, 2021. Refer to note 16 of our consolidated financial statements. In addition, our joint ventures have utilized interest rate swap contracts that are not designated as hedges for accounting purposes. Refer to note 8 of our consolidated financial statements for the carrying value of the liabilities for derivative instruments of our joint ventures.

As of December 31, 2021, our current portion of long-term debt of $46.4 million reflects principal payments for the next twelve months including an additional payment of $2.6 million that was settled in January 2022 due to the cash sweep mechanism in the refinanced Lampung facility. Further, our balance of $24.9 million on the $85 million revolving credit facility is payable on January 1, 2023. As of December 31, 2021, our estimated interest commitments owed in the year ending December 31, 2022 on long-term debt, including the $85 million revolving credit facility, and our estimated interest commitments on interest rate swaps, calculated based on our varying margins by tranche of the Lampung facility and the $385 million facility and the fixed interest rate of the interest rate swaps since we are fully hedged, is approximately $16.8 million. We have no additional material commitments owed in the year ending December 31, 2022. Payments on long-term debt, including the Lampung facility and the $385 million facility, of $345.4 million are due after December 31, 2022. Our estimated interest commitments owed in the years ending after December 31, 2022, are approximately $33.4 million.

At present, we have limited sources of available working capital borrowings. As of March 31, 2022, the Partnership has fully drawn on the $63 million revolving credit tranche of the $385 million facility and has an undrawn balance of $60.1 million on the $85 million revolving credit facility from Höegh LNG. However, we have received notice from Höegh LNG that it will not extend the $85 million revolving credit facility when it matures on January 1, 2023, and that it will have very limited capacity to extend any additional advances to us beyond what is currently drawn under such facility. Also, further drawdowns on the $85 million revolving credit facility may be subject to Höegh LNG’s consent because of the Notice of Arbitration (“NOA”) received from the charterer of PGN FSRU Lampung on August 2, 2021. With these recent changes, our liquidity and financial flexibility were reduced. Höegh LNG’s ability to make loans under the revolving credit facility may be further affected by events beyond its and our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our and their ability to comply with the terms of the revolving credit facility may be impaired

As of December 31, 2021, we had cash and cash equivalents of $42.5 million. Current restricted cash for operating obligations of the PGN FSRU Lampung was $8.4 million and long-term restricted cash required under the Lampung facility was $11 million as of December 31, 2021. As of March 31, 2022, we had an undrawn balance of $60.1 million on the $85 million revolving credit facility, while the $63 million revolving credit tranche of the $385 million facility was fully drawn.

As of December 31, 2021, our total current liabilities exceeded total current assets by $4.9 million. This is partly a result of the current portion of long-term debt of $46.4 million being classified as current while restricted cash of $11 million associated with the Lampung facility is classified as long-term. The current portion of long-term debt reflects principal payments for the next twelve months and is expected to be funded, for the most part, by future cash flows from operations. The Partnership does not intend to maintain a cash balance to fund the next twelve months' net liabilities.

We believe our cash flows from operations, including distributions to us from Höegh Cyprus, and Höegh FSRU IV as payment of intercompany interest and/or intercompany debt or dividends and payments under the Suspension and Make-Whole Agreements, will be sufficient to meet our debt amortization and working capital needs, maintain cash reserves against fluctuations in operating cash flows and pay distributions to our unitholders at the current level of distributions, for the next twelve months assuming the closing of the new Cape Ann facility on a timely basis and continuing compliance with covenants under our credit facilities and assuming that our vessels remain fully operational and that revenues are generated as per existing contractual terms.

Generally, our long-term source of funds will be cash from operations, long-term bank borrowings and other debt and equity financings. However, we may rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and other expansion capital expenditures.

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

Cash Flows

The following table summarizes our net cash flows from operating, investing and financing activities and our cash and cash equivalents for the years presented:

	Year ended December 31,
(in thousands of U.S. dollars)	2021	2020	2019
Net cash provided by (used in) operating activities	$79,255	$85,825	$85,252
Net cash provided by (used in) investing activities	(2,983)	(8)	(269)
Net cash provided by (used in) financing activities	(65,392)	(94,622)	(70,625)
Increase (decrease) in cash, cash equivalents and restricted cash	10,880	(8,805)	14,358
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(23)	49	7
Cash, cash equivalents and restricted cash, beginning of period	51,063	59,819	45,454
Cash, cash equivalents and restricted cash, end of period	$61,920	$51,063	$59,819

Cash Flows for the Years ended December 31, 2021 and 2020

Net Cash Provided by Operating Activities

Net cash provided by operating activities was $79.3 million for the year ended December 31, 2021 compared with $85.8 million for the year ended December 31, 2020. Before changes in working capital, net cash flows from operating activities were $75.7 million and $89.0 million for the years ended December 31, 2021 and 2020, respectively. The decrease of $13.3 million was primarily due to lower time charter revenues received, higher vessel operating expenses and expenditures incurred in relation to drydocking of the Höegh Grace and the Höegh Gallant and higher administrative costs.

Changes in working capital increased net cash provided by operating activities by $3.6 million for the year ended December 31, 2021 compared with a decrease of $3.2 million for the year ended December 31, 2020. For the year ended December 31, 2021, the positive contribution of changes in working capital was largely due to cash provided by increased trade payables and accrued liabilities and other payables partly offset by increased balances of trade receivables and amounts due to owners and affiliates. For the year ended December 31, 2020, the negative contribution of changes in working capital was largely due to cash used in reducing the balances on prepaid expenses and other receivables, value added tax and withholding tax liability and accrued liabilities and other payables.

Net Cash Provided by (Used in) Investing Activities

Net cash used in investing activities increased by $3.0 million for the year ended December 31, 2021 compared with net cash used in investing activities of $- for the year ended December 31, 2020 $3.0 million for the year ended December 31, 2021, relates to advances to joint ventures in relation to the refinancing of the Neptune facility.

Net Cash Provided by (Used in) Financing Activities

Net cash used in financing activities was $65.4 million and $94.6 million for the years ended December 31, 2021 and 2020, respectively.

Net cash used in financing activities for the year ended December 31, 2021 was mainly due to the repayment of long-term debt of $44.4 million, which includes repayment of $18.8 million on the Lampung facility and repayment of $25.6 million on the $385 million facility and our payment of cash distributions to our common unit holders of $30.8 million and our payment of cash distributions to the holders of our Series A preferred units of $15.5 million. These payments were partially offset by the proceeds of $6.0 million under the $85 million revolving credit facility, and proceeds of $0.8 million and $8.3 million for the issuance of common units and Series A preferred units, respectively, under our ATM program.

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

Cash Flows for the Years ended December 31, 2020 and 2019

See “Item 5.B. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Cash Flows — Cash Flows for the Years Ended December 31, 2020 and 2019” in our 2020 20-F for a discussion of changes in our cash flows from 2019 to 2020 and other financial information related to the year ended December 31, 2019.

Borrowing Activities

Revolving Credit Facility Due to Owners and Affiliates

The following table sets forth the revolving credit facility due to owners and affiliates as of December 31, 2021 and 2020:

	As of December 31,
(in thousands of U.S. dollars)	2021	2020
Revolving credit facility due to owners and affiliates	$24,942	$18,465

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

On March 12, 2021, we were indemnified by Höegh LNG for our share of the joint ventures' performance claims for the year ended December 31, 2020 by a reduction of $0.3 million on the outstanding balance on the $85 million revolving credit facility. On May 7, 2021, we drew $6.0 million on the $85 million revolving credit facility. For the year ended December 31, 2021, interest expense of $0.8 million is added to the outstanding balance on the $85 million revolving credit facility. In July 2021, we received notice from Höegh LNG that the revolving credit line of $85 million will not be extended when it matures in January 1, 2023, and that Höegh LNG will have very limited capacity to extend any additional advances to us beyond what is currently drawn under such facility. Also, further drawdowns on the $85 million revolving credit facility may be subject to Höegh LNG’s consent because of the NOA received from the charterer of PGN FSRU Lampung.

The revolving credit facility identifies various events of default that may trigger acceleration and cancellation of the facility, such as:

●	failure to repay principal and interest;
●	inaccuracy of representations and warranties;
●	cross-default to other indebtedness held by us or our subsidiaries; and
●	bankruptcy and certain other insolvency events.

Long-term Debt

The following table sets forth our long-term debt as of December 31, 2021 and 2020:

	As of
	December 31,
(in thousands of U.S. dollars)	2021	2020
Lampung facility:
Export credit tranche	$64,437	$79,324
FSRU tranche	14,688	18,635
$385 million facility:
Commercial tranche	211,774	230,705
Export credit tranche	37,833	44,500
Revolving credit tranche	63,050	48,300
Outstanding principal	391,782	421,464
Lampung facility unamortized debt issuance cost	(2,751)	(2,999)
$385 million facility unamortized debt issuance costs	(2,959)	(3,876)
Total debt	386,072	414,589
Less: Current portion of long-term debt	(46,385)	(59,119)
Long-term debt	$339,687	$355,470

Refer to note 12 of our consolidated financial statements for the maturity profile of the debt.

Lampung facility

In September 2013, PT Höegh (the “Borrower”) entered into a secured $299 million term loan facility (as amended, the “Lampung facility”) with a syndicate of banks and an export credit agency for the purpose of financing a portion of the construction of the PGN FSRU Lampung and the Mooring. On December 24, 2021, the commercial tranche’s outstanding amount of $15.5 million was refinanced in full and the Lampung facility was amended and restated. The Partnership is the guarantor for the Lampung facility. The term loan facility includes a commercial tranche, also referred to as the FSRU tranche, and the export credit tranche. The interest rates vary by tranche.

The refinanced FSRU tranche has an interest rate of three months LIBOR plus a margin of 3.75%. The interest rate for the export credit tranche is three months LIBOR plus a margin of 2.3%. The refinanced FSRU tranche and the export credit tranche are repayable and will amortize with equal quarterly installments to zero by June 2026, subject to a cash sweep mechanism. The weighted average interest rate, including the amortization of debt issuance costs and excluding the impact of the associated interest rate swaps, for the years ended December 31, 2021 and 2020 was 3.9% and 4.7% respectively.

The primary financial covenants under the Lampung facility are as follows:

●	Borrower must maintain a minimum debt service coverage ratio of 1.10 to 1.00 for the preceding nine-month period tested on each quarterly repayment date;

●	The Partnership’s consolidated book equity must be greater than the higher of (i) $200 million and (ii) 25% of total assets; and
●	The Partnership’s consolidated working capital (current assets, excluding marked-to-market value of any financial derivative, less current liabilities, excluding marked-to-market value of any financial derivative and the current portion of interest-bearing debt) shall at all times be greater than zero
●	The Partnership’s consolidated free liquid assets (cash and cash equivalents or available draws on credit facilities) must equal or exceed the higher of;
◾	$15 million, and
◾	$2.5 million multiplied by the number of vessels owned or leased by the Partnership (prorated for partial ownership), subject to a cap of $20 million

The refinanced Lampung facility includes certain restrictions on the use of cash generated by PGN FSRU Lampung as well as a cash sweep mechanism. Until the pending arbitration with the charterer of the PGN FSRU Lampung has been terminated, cancelled or favorably resolved, no shareholder loans may be serviced and no dividends may be paid to the Partnership by the Borrower under the Lampung facility. Furthermore, each quarter, 50% of the PGN FSRU Lampung’s generated cash flow after debt service must be applied to pre-pay outstanding loan amounts under the refinanced Lampung facility, applied pro rata across the FSRU and export tranches. The remaining 50% will be retained by the Borrower and pledged in favor of the lenders until the pending arbitration with the charterer of the PGN FSRU Lampung has been terminated, cancelled or favorably resolved. As a consequence, no cash flow from the PGN FSRU Lampung will be available for the Partnership until the pending arbitration has been terminated, cancelled or favorably resolved. This limitation does not prohibit the Partnership from paying distributions to preferred and common unitholders.

In addition, a security maintenance ratio based on the aggregate market value of the PGN FSRU Lampung and any additional security must be at least 120% of the aggregate outstanding loan balance.

As of December 31, 2021 and 2020, the Borrower and the guarantor were in compliance with the financial covenants.

All project agreements and guarantees are assigned to the bank syndicate and the export credit agent and all cash accounts and the shares in PT Höegh and Höegh Lampung are pledged in favor of the bank syndicate and the export credit agent.

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

The Lampung facility identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of the PGN FSRU Lampung. The Lampung facility contains customary events of default such as:

●	change of ownership;
●	inaccuracy of representations and warranties;
●	failure to repay principal and interest;
●	failure to comply with the financial or insurance covenants;

●	cross-default to other indebtedness held by the Partnership or PT Höegh;
●	occurrence of certain litigation events at the Partnership or PT Höegh;
●	the occurrence of a material adverse effect in respect of the Partnership, PT Höegh or the charterer;
●	breach by the contractor of any technical services agreement, master maintenance agreement or a master parts agreement pertaining to the vessel;
●	termination or breach of the charter; and
●	cross-default to certain material project contracts.

$385 million Facility

On January 29, 2019, the Partnership entered into a loan agreement with a syndicate of banks to refinance the outstanding balances of the prior facility secured by the Höegh Grace and Höegh Gallant. The Partnership is the borrower (the “Borrower”) for the senior secured term loan and revolving credit facility (the “$385 million facility”). The aggregate borrowing capacity is $320 million on the senior secured term loan and $63 million on the revolving credit tranche. Höegh Cyprus, which owns the Höegh Gallant, Höegh FSRU IV, the owner of the Höegh Grace, (collectively, the “Vessel Owners”), and Höegh Colombia, are guarantors for the facility (collectively, the “guarantors”). The facility is secured by, among other things, a first priority mortgage of the Höegh Gallant and the Höegh Grace, an assignment of the Höegh LNG Cyprus’, Höegh FSRU IV’s, Höegh Colombia’s rights under their respective time charters and earnings and a pledge of the Borrower’s and Guarantor’s cash accounts. The Partnership and its subsidiaries have provided a pledge of shares in Höegh Cyprus, Höegh FSRU IV and Höegh Colombia.

The senior secured term loan related to the $385 million facility includes a commercial tranche and the export credit tranche. Each tranche is divided into two term loans for each of the Höegh Gallant and the Höegh Grace.

On January 31, 2019, the Partnership drew $320 million under the commercial and the export credit tranches on the $385 million facility to settle $303.2 million and $1.6 million of the outstanding balance and accrued interest, respectively, on the prior facility and used proceeds of $5.5 million to pay arrangement fees due under the $385 million facility. The remaining proceeds of $9.6 million were used for general partnership purposes. On August 12, 2019, the Partnership drew $48.3 million under the revolving credit tranche of the $385 million facility, of which $34.0 million was used to repay part of the outstanding balance on the $85 million revolving credit facility due to Höegh LNG. There were no draws during the year ended December 31, 2020. On September 3, 2021, the Partnership drew the remaining $14.7 million available on the revolving credit tranche of the $385 million facility.

The commercial tranche and the revolving credit tranche related to the $385 million facility have an interest rate of LIBOR plus a margin of 2.30%. The commitment fee on the undrawn portion of the revolving credit tranche is approximately 1.6%. The interest rate for the export credit tranche related to the $385 million facility have fixed interest rates and guarantee commissions of 3.98% and 3.88% on the term loans related to the Höegh Gallant and the Höegh Grace, respectively. The commercial tranche is repayable quarterly with a final balloon payment of $136.1 million due in January 2026. The term loans for export credit tranche related to the Höegh Gallant and the Höegh Grace are repayable in quarterly installments with the final payments in October 2026 and April 2028, respectively, assuming the balloon payments of the commercial tranches are refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the total outstanding balance on both the terms loans of the export credit tranche of $9.5 million upon maturity of the commercial tranche. Any outstanding balance on the revolving credit facility is due in full in January 2026. The weighted average interest rate, including the amortization of debt issuance cost and excluding the impact of the associated interest rate swaps, for the years ended December 31, 2021 and 2020 was 2.6% and 3.4%, respectively.

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

As of December 31, 2021 and 2020, the Borrower and the Vessel Owners were in compliance with the financial covenants.

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

The $385 million facility provides that if, by January 2024, a charter with a specified rate and backlog has not been obtained for the Höegh Gallant, the revolving credit tranche will be cancelled and early quarterly repayments will be due under the commercial tranche and the export credit tranche. The lenders under the facility have agreed that, provided the NFE Charter remains in effect on such date, it will satisfy the requirement of this provision and no cancellation or repayment will be required.

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

Loans Due to Owners (Shareholder Loans)

The loans due to owners consist of shareholder loans where the principal amounts, including accrued interest, are repaid based on available cash after servicing of long-term bank debt. As of December 31, 2021, our 50.0% share of the outstanding balance was $7.5 million. The shareholder loans were amended during the fourth quarter of 2021 and in January 2022 to extend the maturity and increase the loan amount by $1.1 million to $8.6 million in the aggregate. The shareholder loans are due not later than the 20th anniversary of the delivery date of each FSRU. The Neptune and the Cape Ann were delivered November 30, 2009 and June 1, 2010, respectively. Accordingly, the outstanding balances on the shareholder loans are classified as non-current portion of advances to joint ventures in our consolidated financial statements as of December 31, 2021. Refer to note 9 of our consolidated financial statements.

The shareholder loans are subordinated to the long-term bank debt, consisting of the New Neptune Facility and the Cape Ann facility (described below). Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of our joint ventures. The shareholder loans bear interest at a fixed rate of 8.0% per year. The Partnership is due 50.0% of the outstanding balance and the other joint venture partners have, on a combined basis, an equal amount of shareholder loans outstanding at the same terms to each of our joint ventures.

As of September 30, 2017, the joint ventures suspended payments on the shareholder loans pending the outcome of the boil-off claim. Accordingly, the outstanding balance on the shareholder loans was classified as long-term as of December 31, 2019. As of April 1, 2020, the joint ventures reached an agreement on the boil-off claim requiring full settlement during 2020. The first instalment of the settlement was paid by the joint ventures in April 2020 and the second and final instalment of the settlement was paid by the joint ventures in December 2020. Refer to note 17 of our consolidated financial statements under “Joint ventures boil-off settlement.” The shareholder loans are subordinated to long-term bank debt and the repayment plan is subject to quarterly discretionary revisions based on available cash after servicing of the long-term bank debt and meeting a 1.20 historical and projected debt service coverage ratio. As of December 31, 2021, both the 1.20 historical and projected debt service coverage ratios were met by SRV Joint Gas Ltd and SRV Joint Gas Two Ltd. As a result, both SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. qualify to make payments on the shareholder loans or other distributions.

Neptune Facility

In December 2007, our joint venture owning the Neptune, as the borrower, entered into a $300 million secured facility with a syndicate of banks as long-term financing of the construction of the Neptune (the “Neptune facility”). On November 30, 2021, our joint venture and the owner of the Neptune, closed the refinancing of the Neptune debt facility (the “New Neptune Facility”) which has an initial loan amount of $154 million and which is scheduled to be fully amortized with quarterly debt service over a period of 8 years based on an annuity repayment profile. As of

December 31, 2021, our 50.0% share of the outstanding balance, excluding deferred debt issuance cost, was $77.0 million. The New Neptune Facility is secured with a first priority mortgage of the Neptune, an assignment of its rights under the time charter and a pledge of the borrower’s cash accounts. We and the other owners of the borrower have provided a pledge of shares in the borrower as security for the facility. In addition, each of the Partnership and MOL guarantee payment of their 50.0% share of amounts owed under the New Neptune Facility, up to a specified cap of $15 million in aggregate and until the date falling three years after utilization of the New Neptune Facility.

The New Neptune Facility is repayable in quarterly installments over 8 years going to zero in 2029. The New Neptune Facility bears interest at a rate equal to three months LIBOR plus a margin of 1.75%. The syndicate of banks also provides interest rate swap contracts to the borrower covering the period to 2029, which are not reflected in the LIBOR rate for the facility. The fair value of the swaps as of December 31, 2021 was negative $29.8 million. The interest rate swap contracts were adjusted and continued upon refinancing of the Neptune facility in 2021.

Under the New Neptune Facility, the borrower must maintain a debt service coverage ratio of not less than 1.05 for the preceding twelve-month period, being tested on a quarterly basis.

Furthermore, the borrower is required to maintain insurance coverage for damage to the FSRU equivalent to 120.0% of the aggregate outstanding loan balance and loss of hire insurance. The borrower must maintain cash accounts with the syndicate of banks for its operating account and restricted cash for debt service for the next 6 months, including interest payments on the facility and associated interest rate swap contracts and certain distribution accounts. Cash in the operating account from hire rates will be applied for the following purposes in the following order; first, to pay operating costs, insurance, taxes and technical management fees; second, to transfer to the debt service retention account on each debt service retention date all or part of the debt service retention amount for such debt service retention date; third, to transfer funds to the restricted cash account for debt service until reserve requirements are met; finally, to transfer funds to certain distribution accounts. Certain conditions apply to making distributions from the distribution accounts, including meeting a 1.20 historical and projected debt service coverage ratio, no event of default must then be continuing, and debt service reserve and retention accounts are fully funded. The facility agreement limits the borrower’s ability to raise additional debt, enter into certain material transactions and make guarantees.

The New Neptune Facility identifies various events that may trigger mandatory reduction, prepayment and cancellation of the facility, including total loss or sale of the Neptune. The New Neptune Facility contains customary events of default such as:

●	change of ownership;
●	inaccuracy of representations and warranties;
●	failure to repay principal and interest;
●	cross-default to other indebtedness held by the borrower;
●	bankruptcy and other insolvency events related to the borrower; and
●	breach of the charter.

Cape Ann Facility

In December 2007, our joint venture owning the Cape Ann, as the borrower, entered into a $300 million secured facility with a syndicate of banks as long-term financing of the construction of the Cape Ann (the “Cape Ann facility”). As of December 31, 2021, our 50.0% share of the outstanding balance, excluding deferred debt issuance cost, was $88.4 million. The Cape Ann facility is secured with a first priority mortgage of the Cape Ann, an assignment of its rights under the time charter and a pledge of the borrower’s cash accounts. We and the other owners of the borrower have provided a negative pledge of shares in the borrower as security for the facility. In addition, Höegh LNG and MOL guarantee funding of drydocking costs and remarketing efforts in the event of an early termination of the charter.

The Cape Ann facility is repayable in quarterly installments over 12 years with a final balloon payment of $169 million, of which $84.5 million is our share, due in June 2022. The Cape Ann facility bears interest at a rate equal to three months LIBOR plus a margin of 0.5%. The syndicate of banks also provides interest rate swap contracts to the borrower covering the period until 2030, which are not reflected in the LIBOR rate for the facility. The fair value of the swaps as of December 31, 2021 was negative $30.2 million.

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

On December 15, 2021, our joint venture and the owner of the Cape Ann, signed a new loan agreement to refinance the existing Cape Ann debt facility that matures on June 1, 2022. The new loan facility is for an amount of $154.1 million. Subject to customary closing conditions, the closing and the drawdown under the new facility are expected to occur on or about the maturity date of the existing facility. The above-mentioned interest rate swap contracts have to be restructured and potentially settled upon maturity of the Cape Ann facility in 2022. The terms and conditions for the new Cape Ann facility are largely identical to the New Neptune Facility.

C.Research and Development, Patents and Licenses, Etc.

Not applicable.

D.Trend Information

Outlook

The Partnership believes its primary risk and exposure related to uncertainty of cash flows from its long-term time charter contracts is due to the credit risk and counterparty risk associated with the individual charterers. Payments are due under time charter contracts regardless of the demand for the charterer’s gas output or the utilization of the FSRU. It is therefore possible that charterers may not make payments for time charter services in times of reduced demand. While there is a pending arbitration, as of March 31, 2022, the Partnership has not experienced any reduced or non-payments for obligations under the Partnership’s time charter contracts. In addition, the Partnership has not provided concessions or made changes to the terms of payment for its customers.

Höegh LNG has indemnified the Partnership for the joint ventures’ boil-off settlement, leased the Höegh Gallant under the Suspended Gallant Charter, entered into the Suspension and Make-Whole Agreements and provided the Partnership the $85 million revolving credit facility. However, in July 2021, the Partnership received notice from Höegh LNG that the revolving credit line of $85 million will not be extended when it matures on January 1, 2023, and that Höegh LNG will have very limited capacity to extend any additional advances to the Partnership beyond what is currently drawn under such facility. Also, further drawdowns on the $85 million revolving credit facility may be subject to Höegh LNG’s consent because of the NOA received from the charterer of PGN FSRU Lampung. With these recent changes, the Partnership’s liquidity and financial flexibility has been reduced. If Höegh LNG is unable to meet its obligations to us under the Suspension and Make-Whole Agreements or meet funding requests or indemnification obligations, our financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

Höegh LNG’s ability to make payments to the Partnership under the Suspension & Make-Whole Agreements and any funding requests under the $85 million revolving credit facility and any claims for indemnification may be affected by events beyond the control of Höegh LNG or us, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, Höegh LNG’s ability to meet its obligations to us may be impaired.

If financial institutions providing the Partnership’s interest rate swaps are unable to meet their obligations, the Partnership could experience a higher interest expense or be unable to obtain funding. Furthermore, if the Partnership’s charterers or lenders are unable to meet their obligations under their respective contracts or if the Partnership is unable to fulfill its obligations under time charters, its financial condition, results of operations and ability to make cash distributions to unitholders could be materially adversely affected.

As previously reported, by letter dated July 13, 2021, the charterer under the LOM for the PGN FSRU Lampung raised certain issues with PT Höegh in relation to the operations of the PGN FSRU Lampung and the LOM and by further letter dated July 27, 2021, stated that it would commence arbitration against PT Höegh. On August 2, 2021 the charterer served a notice of arbitration to declare the LOM null and void, and/or to terminate the LOM, and/or seek damages. PT Höegh has served a reply refuting the claims as baseless and without legal merit and has also served a counterclaim against the charterer for multiple breaches of the LOM and a claim against the parent company of the charterer for the fulfilment of the charterer’s obligations under the LOM as stated in a guarantee provided by the parent company, with a claim for damages. PT Höegh will take all necessary steps and will vigorously defend against the charterer’s claims in the legal process.

No assurance can be given at this time as to the outcome of the dispute with the charterer of the PGN FSRU Lampung. Notwithstanding the NOA, both parties have continued to perform their respective obligations under the LOM. In the event the outcome of the dispute is unfavorable to the Partnership, it could have a material adverse impact on its business, financial condition, results of operations and ability to make distributions to unitholders.

Since implementing its prior ATM program in January 2018 until March 31, 2022, the Partnership has sold preferred units and common units for total net proceeds of $69.6 million which have supplemented the Partnership’s liquidity. In current market conditions with lower unit prices, sales under the new ATM program are a less viable and more expensive option for accessing liquidity.

The outbreak of COVID-19 has negatively affected economic conditions in many parts of the world which may impact the Partnership’s operations and the operations of its customers and suppliers. Although the Partnership’s operations have not been materially affected by the COVID-19 outbreak to date, the ultimate length and severity of the COVID-19 outbreak and its potential impact on the Partnership’s operations and financial condition is uncertain at this time. Furthermore, should there be an outbreak of COVID-19 on board one of the Partnership’s FSRUs or an inability to replace critical supplies or replacement parts due to disruptions to third-party suppliers, adequate crewing or supplies may not be available to fulfill the Partnership’s obligations under its time charter contracts. This could result in off-hire or warranty payments under performance guarantees which would reduce revenues for the impacted period. To date, the Partnership has mitigated the risk of an outbreak of COVID-19 on board its vessels by extending time between crew rotations on the vessels and developing mitigating actions for crew rotations. As a result, the Partnership expects that it will incur somewhat higher crewing expenses to ensure appropriate mitigating actions are in place to minimize the risk of outbreaks. To date, the Partnership has not had material service interruptions on the Partnership’s vessels. Management and administrative staffs have largely transitioned to working remotely from home to address the specific COVID-19 situation in the applicable geographic location. The Partnership has supported staffs by supplying needed internet boosters and office equipment to facilitate an effective work environment.

Pursuant to the omnibus agreement that the Partnership entered into with Höegh LNG at the time of the initial public offering, Höegh LNG was obligated to offer to the Partnership any FSRU or LNG carrier operating under a charter of five or more years.

Following the Amalgamation some provisions of the omnibus agreement terminated by their terms, including (i) the prohibition on Höegh LNG from acquiring, owning, operating or chartering any Five-Year Vessels, (ii) the prohibition on us from acquiring, owning, operating or chartering any Non-Five-Year Vessels, and (iii) the rights of first offer associated with those rights. As a consequence, following the consummation of the Amalgamation, Höegh LNG is not required to offer us Five-Year Vessels and is permitted to compete with us.

On October 27, 2021, a federal securities class action lawsuit was filed against the Partnership and certain of its current and former officers in the United States District Court for the District of New Jersey. The name of the case is In re Höegh LNG Partners LP, Securities Litigation, Case No. 2:21-cv-19374 KM-JBC (the “Securities Class Action”). The complaint alleges that the Partnership made materially false and misleading statements about its business and operations, and seeks unspecified damages, attorneys’ fees and any other relief the court deems proper. On March 11, 2022, the Court appointed lead plaintiffs and lead counsel for the class, and the Court has issued a schedule for the filing of a consolidated amended complaint and briefing on defendants’ anticipated motion to dismiss. The Partnership believes the allegations in this suit are without merit and intends to vigorously defend against it.

On December 6, 2021, the Partnership announced that the HMLP Board received an unsolicited non-binding proposal, dated December 3, 2021, from Höegh LNG pursuant to which Höegh LNG would acquire through a wholly owned subsidiary all publicly held common units of the Partnership in exchange for $4.25 in cash per common unit. Höegh LNG has proposed that a transaction would be effectuated through a merger between the Partnership and a subsidiary of Höegh LNG (the “Offer”). The HMLP Board has authorized the Conflicts Committee of the HMLP Board, comprised only of non-Höegh LNG affiliated directors, to review and evaluate the Offer. The Conflicts Committee has retained advisors and discussions regarding a potential transaction are ongoing. The proposed transaction is subject to a number of contingencies, including the approval by the Conflicts Committee, the HMLP Board and the Höegh LNG board of directors of any definitive agreement and, if a definitive agreement is reached, the approval by the holders of a majority of outstanding common units in the Partnership. The transaction would also be subject to customary closing conditions. There can be no assurance that definitive documentation will be executed or that any transaction will materialize.

The statements in this section are forward-looking statements based on management's current expectations and certain material assumptions and, accordingly, involve risks and uncertainties that could cause actual results, performance and outcomes to differ materially from those expressed herein. Please also see “Item 3.D. Key Information — Risk Factors” and “Item 5. Operating and Financial Review and Prospects — Items You Should Consider When Evaluating Our Historical Financial Performance and Assessing Our Future Prospects.”

E.Critical Accounting Estimates

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

Time Charter Revenue Recognition

Lease revenue recognition:

In February 2016, the Financial Accounting Standards Board (“FASB”) issued revised guidance for leasing, Leases, that amends the accounting guidance on leases for both lessors and lessees. On January 1, 2019, we adopted the new standard using the optional transition method to apply the new standard at the transition date of January 1, 2019 with no retrospective adjustments to prior periods. We are the lessor for time charters for our FSRUs. There were no changes to the timing or amount of revenue recognized and, therefore, no cumulative effect adjustment to retained earnings of initially applying the standard related to the lessor accounting.

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

The lease component of time charters that are accounted for as operating leases is recognized on a straight-line basis over the term of the charter. The Suspended Gallant Charter was, and the NFE Charter is, accounted for as an operating lease. The Höegh Grace’s time charter contracts, which have a non-cancellable charter period of ten years, are accounted for as an operating lease. Under one of the time charter contracts, the contract provides for additional variable payments, including a finance component, over the initial term depending upon the actual commencement date of the contract within a defined window of potential commencement dates. The variable payments are considered directly related to the lease performance obligation. The revenue, excluding the financing component, is recognized over the initial 10-year term. Payments made by the charterer directly to the tax authorities on behalf of the subsidiaries for final income tax directly related to the provision of the lease is recorded as a component of lease revenues. The amount of non-cash revenue is disclosed separately in the consolidated statement of cash flows.

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

As discussed in note 17 under “Joint ventures boil-off settlement” to our consolidated financial statements, the joint ventures had as of December 31, 2019 recorded accruals for the probable liability for boil-off claim related to performance standards as specified in the time charters which has been settled in full during 2020. Significant judgment is required to assess the interpretation of the contractual provisions related to performance standards, warranties, associated exclusions, the interaction of the contractual provisions, advice of legal counsel, the arbitration determination of key contractual interpretations and the application of the performance data and technical input associated with quantification of potential ranges of outcomes which might occur as a result of future events, such as a final arbitration award or a negotiated settlement, for the claim. In February 2020, each of the joint ventures and the charterer reached a commercial settlement addressing all past and future claims related to boil-off with respect to the Neptune and the Cape Ann. The settlement amount is in line with the accrual made by the joint ventures. Accordingly, the accrual was unchanged as of December 31, 2019. The final settlement and release agreements were signed on and had an effective date of April 1, 2020 and the boil-off claim has been fully settled and paid in two instalments during 2020.

Recent Accounting Pronouncements

Recently adopted accounting pronouncements

Refer to note 2, under “Recently adopted accounting pronouncements,” of our consolidated financial statements for a complete discussion of recent accounting pronouncements.

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

A.Directors and Senior Management

The following table provides information about our directors and executive officer. The business address for each of our directors and executive officer is Canon’s Court, 5th Floor, 22 Victoria Street, Hamilton, HM12, Bermuda.

Name	Age	Position
John V. Veech	63	Chairman of the Board of Directors
Tonesan Amissah	56	Director
Alberto Donzelli	46	Director
Carlo Ravizza	40	Director
Kathleen McAllister	57	Director,Member of Audit Committee, Member of the Conflicts Committee
Robert Shaw	66	Director,Member of Audit Committee, Member of the Conflicts Committee
David Spivak	54	Director,Member of Audit Committee, Member of the Conflicts Committee
Håvard Furu	47	Interim Chief Executive Officer and Chief Financial Officer

John V. Veech was appointed as chairman of our board of directors in June 2021. Mr. Veech is a Senior Advisor for Morgan Stanley Infrastructure Partners (“MSIP”). From February 2009 until May 2021, he was a Managing Director and Head/Chairman of the Americas Region for MSIP. With over 30 years of principal investing, advisory, and project finance experience, Mr. Veech has extensive knowledge in acquisitions, financings and management of infrastructure assets. Prior to joining MSIP, Mr. Veech was a Managing Director in Lehman Brothers’ Private Equity Division, and prior to that, was Global Head of Project Finance. Prior to joining Lehman Brothers, Mr. Veech was a Vice President at Salomon Brothers and an attorney with Skadden, Arps, Slate, Meagher & Flom LLP and with the U.S. Securities and Exchange Commission. He holds a J.D., cum laude, from Boston University School of Law, where he was an editor of the Annual Review of Banking Law, and a B.S. magna cum laude, from Lehigh University. Mr. Veech currently serves on the boards of directors of Brazos Midstream, Bayonne Energy Center, LLC and Red Oak Power LLC, all of which are MSIP portfolio companies.

Tonesan Amissah has served as our director since June 2021. Ms. Amissah is the Managing Director of Appleby Global Services Bermuda (“AGS”), where she oversees all aspects of client service and is a former partner of Appleby (Bermuda) Limited (“Appleby”), where she practiced within the corporate department as a member of the corporate finance and funds & investment services teams, having joined Appleby in 1989. She also serves as a director of Höegh LNG and a number of other companies, the majority of which are clients of AGS. Ms. Amissah holds a law degree from the London School of Economics and Political Science and qualified as a Barrister at Holborn Law Tutors in 1988. She is a member of the Bermuda Bar Association, the Institute of Directors and has been an accredited speaker for the Regulatory and Compliance Association since 2015.

Alberto Donzelli has served as our director since June 2021. Mr. Donzelli is a Managing Director and co-head of Europe for MSIP. Prior to joining MSIP in 2009, Mr. Donzelli worked in the investment banking businesses of UBS and Credit Suisse. He also serves as a director of Höegh LNG. Mr. Donzelli holds a degree in Business Administration from Bocconi University in Milan, Italy.

Carlo Ravizza has served as our director since June 2021. Mr. Ravizza joined Hoegh Capital Partners (“HCP”) in 2010 and is an Investment Director at HCP’s London office. He is primarily involved on the direct investment side of the portfolio with responsibility over a number of HCP’s strategic investments where he has undertaken various initiatives entailing acquisitions, disposals, fundraising, restructuring, performance improvement and governance. Before joining HCP, Mr. Ravizza spent four years in the advisory business while working at McKinsey & Company, Bain & Company, JP Morgan, Alvarez & Marsal and AlixPartners. In this context, he advised leading European clients in cross border strategy, corporate finance and restructuring projects. Mr. Ravizza holds a degree in Business Administration Cum Laude from University of Turin (Italy) and an MBA from London Business School.

Kathleen McAllister has served as our director since July 2017. Ms. McAllister served as President, Chief Executive Officer, and Director of Transocean Partners LLC from 2014 and as Chief Financial Officer in 2016. From 2011 to 2014 Ms. McAllister served as Vice President and Treasurer of Transocean Ltd. and led the initial public offering of Transocean Partners in 2014 after holding roles of increasing responsibility in corporate and operations, finance, treasury, accounting and tax with Transocean. Ms. McAllister began her career at Deloitte in 1989 and served in various finance, treasury, accounting and tax roles at Baker Hughes, Helix Energy Solutions Group and Veritas DGC Inc. prior to joining Transocean. Ms. McAllister serves as an independent non-executive director of Black Hills Corporation (since 2019) and The Metals Company (since 2022) where she chairs the Audit Committee, and previously served as an independent non-executive board member of Maersk Drilling (2019 to 2021) where she chaired the Audit and Risk Committee. Ms. McAllister serves on the National Association Corporate Directors Board (NACD) Texas TriCities Chapter Board and as Program Committee Co-chair, the University of Houston-Clear Lake College of Business Dean’s Advisory Council and the Board of Aid to Victims of Domestic Abuse (AVDA). Ms. McAllister holds a Bachelor of Science degree in Accounting (with Honors) from the University of Houston-Clear Lake and is a NACD Board Leadership Fellow and a Certified Public Accountant.

Robert Shaw has served as our director since April 2014. Since 2008, Mr. Shaw has been an owner and a managing director of Mystras Ventures LLC, which makes dry bulk shipping industry-related investments. He is a managing director of Sea Trade Holdings Inc., that owns and operates dry bulk carriers. Mr. Shaw is a director of The Steamship Mutual Underwriting Association (Bermuda) Limited, which is a mutual insurance association that insures its members against various risks arising out of the operations of ships. From 2001 to 2007, Mr. Shaw held various positions at Navios Maritime Holdings Inc., including board member, Executive Vice President, General Counsel and President. From 1985 to 2000, Mr. Shaw was a partner at Healy & Baillie LLP, a law firm specializing in shipping and international commercial law. Mr. Shaw also was the chairman and is a member and the secretary of the board of the Carnegie Council for Ethics in International Affairs and has served as a board member and the President of the Society of Maritime Arbitrators, Inc. Mr. Shaw was admitted to the Law Society of England and Wales in 1980 and the New York bar in 1981 and holds a Bachelor of Arts in Jurisprudence from St John’s College, Oxford University.

David Spivak has served as our director since April 2014. Mr. Spivak has close to 30 years of capital markets and corporate finance experience, having built a career as an investment banker, capital markets advisor and chief financial officer for both private and public companies. Currently, Mr. Spivak serves as President of Brockstreet Capital, an investment and corporate finance advisory firm. Prior to founding Brockstreet, Mr. Spivak was Group Chief Financial Officer and Senior Vice President, Corporate Development of Persis Holdings Ltd., a private investment company based in Vancouver, Canada. Mr. Spivak also served as Chief Financial Officer of Seaspan Corporation, the world’s largest containership lessor. Mr. Spivak spent over 17 years at Citigroup as an investment banker, holding numerous positions, including Managing Director in the Investment Banking and US Equity Capital Markets Groups, Canadian Head of Global Capital Structuring and Chief Operating Officer of Citigroup Global Markets Canada. Mr. Spivak spent half a decade in New York where he led Citigroup’s equity capital markets business in the aircraft leasing, maritime and SPAC sectors. Earlier in his career, Mr. Spivak worked at Coopers & Lybrand in the Financial Advisory Services Group. Mr. Spivak holds a Master of Business Administration from the University of Chicago and a Bachelor of Commerce from the University of Manitoba. He is a Certified Public Accountant (inactive). Mr. Spivak currently serves as an independent non-executive director of Accord Financial Corp.

Havard Furu has served as interim Chief Executive Officer since November 2021. He has served as the Chief Financial Officer since August 2020. Since 2019, Mr. Furu has served as Chief Financial Officer for Höegh LNG through his employment with Höegh LNG AS. From 2017 until February 2019, Mr. Furu served as the chief financial officer of the law firm Wikborg Rein. From 2009 to 2017, he was the chief financial officer of Western Bulk, a drybulk carrier operator. From 2005 to 2009, Mr. Furu was employed by BW Gas in various positions within the finance area, including Assistant Director Strategy and Finance. From 1997 until 2005 he held various positions within auditing with PriceWaterhouse Coopers. Mr. Furu holds a BSc Economics and Business Administration as well as being a Chartered Accountant from the Norwegian School of Business Administration (NHH) in Bergen, Norway. He is a Norwegian citizen.

B.Compensation

Reimbursement of Expenses of Our General Partner

Our general partner does not receive compensation from us for any services it provides on our behalf, although it is entitled to reimbursement for expenses incurred on our behalf. In addition, we and our joint ventures reimburse subsidiaries of Höegh LNG under various services agreements related to our vessels. Please read “Item 7.B. Related Party Transactions.”

Executive Compensation

On November 1, 2021, Mr. Sveinung J. S. Støhle stepped down from his position as the Partnership’s Chief Executive Officer in order to pursue an alternative career opportunity. The Board of Directors of the Partnership is undertaking a process to select a successor for the CEO position, and has appointed Håvard Furu, the Partnership’s Chief Financial Officer, to also act as the Partnership’s interim Chief Executive Officer while the board conducts its search. Our officers and employees and officers and employees of our subsidiaries and affiliates of Höegh LNG and our general partner may participate in employee benefit plans and arrangements sponsored by Höegh LNG, our general partner or their affiliates, including plans that may be established in the future. Under the Höegh Norway Administrative Services Agreement, we paid $2.9 million to Höegh Norway for the year ended December 31, 2021.

Höegh LNG compensates Mr. Furu in accordance with its own compensation policies and procedures.

Compensation of Directors

Directors receive compensation for attending meetings of our board of directors, as well as committee meetings. During the year ended December 31, 2021, directors each received a director fee of $81,200 per year (paid half in cash and half in equity-based amounts). Chairpersons of the audit and conflicts committees each received a committee fee of $21,900 per year, and other committee members received a committee fee of $11,000 per year. Due to the pending Offer from Höegh LNG, commencing in December 2021, members of the conflicts committee will receive a special compensation of $20,000 per month (or $25,000 per month in the case of the chairman of the conflicts committee) until a transaction is signed or abandoned, and upon signing of any definitive agreement, the members will continue to receive $7,500 per month (or $10,000 per month in the case of the chairman of the conflicts committee) until the transaction has been closed. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of our board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

2014 Long-Term Incentive Plan

In connection with our initial public offering, we adopted the Höegh LNG Partners LP 2014 Long-Term Incentive Plan, or the “LTIP,” for our employees, officers, consultants and directors who perform services for us and our subsidiaries. The LTIP provides for the grant of unit options, unit appreciation rights, restricted units, unit awards, phantom units, distribution equivalent rights, cash awards, performance awards, other unit-based awards and substitute awards (collectively, “awards”). These awards are intended to align the interests of employees, officers, consultants and directors with those of our unitholders and to give such individuals the opportunity to share in our long-term performance. On September 14, 2018, we granted 14,584 phantom units to Richard Tyrrell (previously our Chief Executive Officer and Chief Financial Officer) under the LTIP, one third of which vested as of each of November 30,

2019, 2020 and 2021. As of December 31, 2021, no phantom units or other incentive units were outstanding in connection with the LTIP.

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

Our current board of directors consists of seven members, three of whom were appointed by our general partner. John V. Veech, Tonesan Amissah and Kathleen McAllister were appointed by our general partner and will serve for terms as determined by our general partner. Carlo Ravizza, Alberto Donzelli, David Spivak and Robert Shaw, are divided into four classes serving staggered terms. Mr. Donzelli is designated as our Class I elected director and will serve until our annual meeting of unitholders in 2023, Mr. Shaw is designated as our Class II elected director and will serve until our annual meeting of unitholders in 2024, Mr. Spivak is designated as our Class III elected director and will serve until our annual meeting of unitholders in 2025, Mr. Ravizza is designated as our Class IV elected director and will serve until our annual meeting of unitholders in 2022. At each subsequent annual meeting of unitholders, directors will be elected to succeed the class of director whose term has expired by a plurality of the votes of the common unitholders. Directors elected by our common unitholders may be nominated by our board of directors or by any limited partner or group of limited partners that holds at least 10% of the outstanding common units.

In June 2021, each of Steven Rees Davies, Sveinung J. S. Støhle, Andrew Jamieson and Morten W. Høegh resigned as a director of our board of directors. Each of Tonesan Amissah and John V. Veech were appointed by our general partner to fill the vacancies created by the resignation of Mr. Davies and Mr. Støhle. Additionally, Alberto Donzelli was appointed by the remaining elected directors to succeed Mr. Jamieson as the Class I elected director of the Partnership, and Carlo Ravizza was appointed by the remaining elected directors to succeed Mr. Høegh as the Class IV elected director of the Partnership.

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

Committees

We have an audit committee that, among other things, reviews our external financial reporting, engages our external auditors and oversees our internal audit activities and procedures, if any, and the adequacy of our internal accounting controls. Our audit committee is comprised of three directors, Ms. McAllister, Mr. Shaw and Mr. Spivak. Each of Ms. McAllister, Mr. Shaw and Mr. Spivak satisfies the independence standards required for audit committee members of the SEC and the NYSE. Ms. McAllister and Mr. Spivak qualify as “audit committee financial experts” for purposes of SEC rules and regulations.

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

D.Employees

Employees of Höegh LNG’s affiliates provide administrative services to us pursuant to the administrative services agreement. Our board of directors has the authority to hire other employees as deemed necessary. Certain affiliates of Höegh LNG also provide commercial and technical management services to our fleet pursuant to ship management agreements, the Gallant management agreement, a sub-technical support agreement, commercial and administration management agreements and other service agreements. Crew are employed directly by our or by Höegh LNG’s subsidiaries to operate our FSRUs. As of December 31, 2021, our or Höegh LNG's subsidiaries employed approximately 665 seagoing staff to serve on our FSRUs.

E.Unit Ownership

Please read “Item 7.A. Major Unitholders.”

Item 7.  Major Unitholders and Related Party Transactions

A.Major Unitholders

The following table sets forth the beneficial ownership of our common units as of March 31, 2022, by each of our directors and executive officers and each person that we know to beneficially own more than 5% of our outstanding common units:

Major Unitholders

Common Units
Beneficially Owned
Name of Beneficial Owner	Number	Percent
Höegh LNG Holdings Ltd.(1)	15,257,498	45.7%
John V. Veech (Chairman of the Board of Directors)	*	*
David Spivak	*	*
Kathleen MacAllister	*	*
Robert G. Shaw	*	*
Tonesan Amissah	*	*
Alberto Donzelli	*	*
Carlo Ravizza	*	*
Håvard Furu (Chief Financial Officer & interim Chief Executive Officer)	*	*
All directors and executive officers as a group (8 persons)	45,370	*
*	Less than 1%
(1)	Höegh LNG Holdings Ltd. is wholly-owned by Larus Holding Limited, a 50/50 joint venture of Leif Höegh & Co. Ltd. (“LHC”) and funds managed by Morgan Stanley Infrastructure Partners (“MSIP”).

On December 6, 2021, we announced that the HMLP Board received an unsolicited non-binding proposal, dated December 3, 2021, from Höegh LNG pursuant to which Höegh LNG would acquire through a wholly owned subsidiary all our publicly held common units in exchange for $4.25 in cash per common unit. Hӧegh LNG has proposed that a transaction would be effectuated through a merger between the Partnership and a subsidiary of Hӧegh LNG (the “Offer”). The HMLP Board has authorized the Conflicts Committee of the HMLP Board, comprised only of non-Höegh LNG affiliated directors, to review and evaluate the Offer. The Conflicts Committee has retained advisors and discussions regarding a potential transaction are ongoing.

As of March 31, 2022, we had 2 common unitholders of record located in the United States. One of those unitholders was Cede & Co., a nominee of The Depository Trust Company, which held in aggregate 18,108,825 common units, representing 54.3% of our outstanding common units. We believe that the common units held by Cede & Co. include common units beneficially owned by both holders in the United States and non-U.S. beneficial owners.

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

B.Related Party Transactions

As a result of our relationships with Höegh LNG and its affiliates, we and our subsidiaries have entered into various agreements that were not the result of arm’s length negotiations. A number of agreements were entered into in connection with our IPO. In addition, we may enter into new agreements in the future. We have established a conflicts committee that may review future related party transactions. Please refer to “Item 6.C. Board Practices—Committees.” The related party agreements that we have entered in to or were party to since January 1, 2019 are discussed below.

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

Omnibus Agreement

On May 4, 2021, LHC and funds managed by MSIP completed the Amalgamation and Höegh LNG is now wholly-owned by JVCo. Following the consummation of the Amalgamation, some provisions of the omnibus agreement terminated by their terms, including (i) the prohibition on Höegh LNG from acquiring, owning, operating or chartering any FSRU or LNG carrier operating under a charter for five or more years (a “Five-Year Vessel”), (ii) the prohibition on us from acquiring, owning, operating or chartering any other FSRU or LNG carrier (a “Non-Five-Year Vessel”), and (iii) the rights of first offer associated with those rights. As a consequence, following the consummation of the Amalgamation, unless otherwise agreed between the parties, Höegh LNG will not be required to offer us Five-Year Vessels and will be permitted to compete with us.

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

Administrative Services Agreements

Höegh Norway Administrative Services Agreement

In December 2019, the Partnership and the operating company entered an administrative services agreement with Höegh Norway, pursuant to which Höegh Norway provides certain administrative services to us (the “administrative services agreement”). We reimbursed Höegh Norway approximately $2.9 million and $2.7 million under the administrative services agreement for the years ended December 31, 2021 and 2020, respectively.

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

Under the administrative services agreement, Håvard Furu, as an officer of Höegh Norway, provides executive officer functions for our benefit.

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

Each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. pays Höegh Norway an annual management fee equal to costs incurred plus 3%. Höegh Norway was paid aggregate management fees of approximately $0.9 million, $1.4 million and $1.3 million, under the commercial and administration management agreements with both SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd, for the years ended December 31, 2021, 2020 and 2019, respectively.

Each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. also will indemnify Höegh Norway and its employees and agents against claims brought against them under the applicable commercial and administration management agreement. The agreements may be terminated by either party upon 90 days’ written notice.

Ship Management Agreements and Sub-Technical Support Agreement

In order to assist with the technical and maritime management of the vessels, each of SRV Joint Gas Ltd., SRV Joint Gas Two Ltd., Höegh Cyprus, Höegh Colombia and Höegh Jamaica have entered into a ship management agreement with Höegh LNG Management, and Höegh Norway has entered into a sub-technical support agreement with Höegh LNG Management for the technical management of the PGN FSRU Lampung. Each of the ship management agreements and the sub-technical support agreement provides that Höegh LNG Management must use its best endeavors to provide technical services, including but not limited to the following:

•

crew management: except with respect to the ship management agreements with Höegh Cyprus, Höegh Colombia and Höegh Jamaica, providing suitably qualified crew for each vessel, arranging for all transportation of the crew, ensuring the crew meets all medical requirements of the flag state, training the crew and conducting union negotiations;

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

Each of the ship management agreements may be terminated by Höegh LNG Management if the vessel owner fails to pay any amount due under the agreement or employs the vessel in a hazardous or illegal manner. Each of these agreements also may be terminated by the vessel owner if Höegh LNG Management is in material breach of its obligations. If the vessel is sold, becomes a total loss or is requisitioned, or if an order or resolution is passed for the winding up, dissolution, liquidation or bankruptcy of either party or if a receiver is appointed for either party, the agreement terminates. With respect to the ship management agreements or sub-technical support agreement with each of SRV Joint Gas Ltd., SRV Joint Gas Two Ltd., and Höegh Norway, either party may terminate the ship management agreements and the sub-technical support agreement upon 90 days’ notice.

For each of the respective years ended December 31, 2021, 2020 and 2019, annual management fees of approximately $3.5 million, $3.6 million and $3.6 million, in the aggregate, were paid under the ship management agreements or sub-technical support agreement. In addition, the vessel owner must indemnify Höegh LNG Management and its employees, agents and subcontractors against all actions, proceedings, claims, demands or liabilities arising in connection with the performance of the ship management agreements or the sub-technical support agreement, unless the same resulted solely from the negligence, gross negligence or willful default of Höegh LNG Management or its employees, agents and subcontractors, in which case Höegh LNG Management will be liable in an amount up to 10 times the annual management fee.

We expect that the ship management agreement with respect to Höegh Cyprus will be suspended by mutual consent of the parties in connection with the commencement of the NFE Charter.

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

Höegh Cyprus pays Höegh Norway an annual management fee in NOK of Höegh Norway’s documented costs plus 3%. An estimate of the annual management fee forms the basis of an amount payable by equal monthly installments in arrears. Settlement of the discrepancy between the estimated management fee and the actual management fee takes place at the end of each calendar year. Höegh Cyprus paid Höegh Norway approximately $0.4 million, $0.1 million and $0.1 million under the Gallant management agreement for the years ended December 31, 2021, 2020 and 2019, respectively.

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

Each month, PT Höegh pays Höegh Norway a fee for the provision of the technical information, including the intellectual property rights, and the services. The monthly fee consists of (i) a license fee and (ii) a service fee consisting of a pro rata payment of the estimated annual costs incurred by Höegh Norway under the technical information and services agreement and a 5.0% fee on such payment. The service fee is reconciled annually with the actual costs incurred by Höegh Norway during the prior calendar year. Any amounts payable after such reconciliation must be paid by the owing party no later than 44 days after the end of each such calendar year. Höegh Norway has never invoiced any amounts for the license fee. PT Höegh paid Höegh Norway approximately $0.08 million, $0.04 million and $0.04 million for the service fee under the technical information and services agreement for the years ended December 31, 2021, 2020 and 2019 respectively.

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

Secondment Agreement

Höegh Cyprus entered into a secondment agreement with Höegh Maritime Management pursuant to which Höegh Maritime Management provided crew to the Höegh Gallant. During their period of service, the crew members remained employees of Höegh Maritime Management, but were seconded to, and operated under the instruction and supervision of, Höegh Cyprus. Höegh Cyprus reimbursed Höegh Maritime Management for the salaries and other expenses of the seconded employees. Höegh Cyprus also reimbursed Höegh Maritime Management for any amount paid to manning agents used for hiring crew, plus a service fee equal to 5.0% of such amount and an administration fee of up to $5,000, with all payments made in U.S. Dollars. During the years ended December 31, 2021, 2020 and 2019, respectively, Höegh Maritime Management charged approximately $2.5 million, $2.7 million and $2.6 million to Höegh Cyprus pursuant to the secondment agreement. We expect that the secondment agreement will be suspended by mutual consent of the parties in connection with the commencement of the NFE Charter.

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

Höegh Colombia and Höegh FSRU IV paid an aggregate of approximately $0.5 million, $0.6 million and $0.5 million to the service providers under the Höegh Grace Services Agreements for the years ended December 31, 2021, 2020 and 2019, respectively.

New Höegh Gallant Services Agreements

In connection with the commencement of the Höegh Gallant under the NFE Charter in March 2022, Höegh Jamaica has entered into several agreements with affiliates of Höegh LNG to provide services related to the Höegh Gallant (the “New Höegh Gallant Services Agreements”):

●	a commercial consulting agreement with Höegh Norway to provide support related to certain commercial admisintrative services, project execution services and commercial operations services, including support and advice to the management of Höegh Jamaica regarding operational and financial matters, assistance with the preparation of budgets and the provision of controller functions for financial matters; in exchange for specified hourly rates, plus a service fee equal to 3.0%;
●	a crew recruitment consulting services agreement with Höegh Maritime Management to provide professional consulting services in connection with recruitment of crew and other employees, including evaluating and recommending to Höegh Jamaica individuals that meet its hiring specifications, executing employment contracts with individuals approved by Höegh Jamaica and arranging visas and travel to the vessel; in exchange for reimbursement of costs, plus a 5.0% fee charged on certain administrative costs and on any amount paid to manning agents used for hiring crew; and
●	an agreement for provision of professional payment services with Höegh Maritime Management to provide services in connection with the payment of monthly salaries to the crew and employees working on the vessel; in exchange for reimbursement of costs, plus a service fee equal to 5.0%.

Höegh Jamaica paid no consideration to the service providers under the New Höegh Gallant Services Agreements for the years ended December 31, 2021, 2020 and 2019.

Revolving Credit Facility with Höegh LNG

In connection with the closing of the IPO, we entered into an unsecured $85 million revolving credit facility with Höegh LNG, to be used to fund acquisitions and our working capital requirements. The revolving credit facility’s original maturity date was January 1, 2020. Interest on drawn amounts was payable quarterly at an original rate equal to LIBOR plus a margin of 4.0%. On May 28, 2019, the repayment date on the $85 million revolving credit facility was extended to January 1, 2023 and the terms amended for the interest rate to be LIBOR plus a margin of 1.4% in 2019, 3.0% in 2020 and 4.0% thereafter. We are not required to pay a commitment fee on the undrawn balance of the facility.

Drawings on the revolving credit facility are subject to customary conditions precedent, including absence of a default or event of default and accuracy of representations and warranties in all material respects. We have received notice from Höegh LNG that it will not extend the $85 million revolving credit facility when it matures on January 1, 2023, and that it will have very limited capacity to extend any additional advances to us thereunder beyond what is currently drawn under such facility. Further drawdowns on the $85 million revolving credit facility may be subject to Höegh LNG’s consent because of the arbitration notice received from the charterer of PGN FSRU Lampung.

For a more detailed description of this credit facility, please read “Item 5.B —Liquidity and Capital Resources—Borrowing Activities—Revolving Credit Facility Due to Owners and Affiliates.”

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

Time Charter and Option for the Höegh Gallant

The Höegh Gallant was operating under a time charter with EgyptCo, a subsidiary of Höegh LNG, that expired in 2020. In addition, we had entered into an option agreement with Höegh LNG pursuant to which we had the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025 at a rate equal to 90% of the rate payable pursuant to the current charter with EgyptCo, plus any incremental taxes or operating expenses as a result of the new charter. On February 27, 2020, the Partnership exercised its right pursuant to the option agreement to cause Höegh LNG or its subsidiary to charter the Höegh Gallant from the expiration of the EgyptCo charter until July 2025. On April 30, 2020, we entered into a lease and maintenance agreement with another subsidiary of Höegh LNG for the time charter of the Höegh Gallant (the “Suspended Gallant Charter”). On September 23, 2021, we entered into agreements with subsidiaries of New Fortress to charter the Höegh Gallant primarily for FSRU operations for a period of ten years, with FSRU operations commencing on March 20, 2022 (the “NFE Charter”). We have entered into an agreement to suspend the Suspended Gallant Charter, with effect from the commencement of the NFE Charter, and a make-whole agreement (together, the “Suspension and Make-Whole Agreements”), pursuant to which Höegh LNG's subsidiary will compensate us monthly for the difference between the charter rate earned under the NFE Charter and the charter rate earned under the Suspended Gallant Charter with the addition of a modest increase until July 31, 2025, the original expiration date of the Suspended Gallant Charter. Afterwards, we will continue to receive the charter rate agreed with New Fortress for the remaining term of the NFE Charter. In addition, pursuant to the Suspension and Make-Whole Agreements, certain capital expenditures incurred to ready and relocate the Höegh Gallant for performance under the NFE Charter will be shared 50/50 between Höegh LNG and the Partnership, subject to a maximum obligation of the Partnership. Please read “Item 4.B. Business Overview—Vessel Time Charters— Höegh Gallant Time Charter.”

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

Amounts for related party transactions included in the consolidated statements of income for the years ended December 31, 2021, 2020 and 2019 or capitalized or recorded in the consolidated balance sheets as of December 31, 2021 and 2020 are as follows:

	Year ended
Statement of income:	December 31,
(in thousands of U.S. dollars)	2021	2020	2019
Time charter revenue Höegh Gallant	$43,551	45,274	$47,173
Vessel operating and administrative expenses	(20,209)	(25,681)	(28,595)
Interest income from joint ventures	376	321	295
Interest expense and commitment fees to Höegh LNG	(946)	(64)	(1,882)
Total	$22,772	19,850	$16,991

Balance sheet:	As of December 31,
(in thousands of U.S. dollars)	2021	2020
Equity:
Contribution from Höegh LNG	$315	$11,850
Issuance of units for board of directors' fees	211	181
Other and contribution from owner	8	109
Total	$534	$12,140

Our trade liabilities and revolving credit facility to Höegh LNG and affiliates were $28.6 million and $21.1 million for the years ended December 31, 2021 and 2020, respectively. The outstanding revolving credit facility had a weighted average interest rate of 4.3% and 3.6% for the years ended December 31, 2021 and 2020, respectively.

Distributions to Höegh LNG

For the years ended December 31, 2021, 2020 and 2019, we paid quarterly distributions totaling $46.3 million, $74.9 million and $73.8 million of which $14.5 million, $28.5 million and $28.4 million were paid to Höegh LNG, respectively.

C.Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information

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

The Partnership’s Cash Distribution Policy

On July 27, 2021, our board of directors announced a reduction in the quarterly cash distribution on our common units to $0.01 per common unit, down from a distribution of $0.44 per common unit in the first quarter of 2021, commencing with the distribution for the second quarter of 2021 and continuing in the third and fourth quarters of 2021. We intend to use our internally generated cash flow to reduce debt levels and strengthen our balance sheet.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

●	Our unitholders have no contractual or other legal right to receive distributions other than the obligation under our partnership agreement to distribute available cash on a quarterly basis, which is subject to the broad discretion of our board of directors to establish reserves and other limitations.
●	We will be subject to restrictions on distributions under our financing agreements. Our financing agreements contain material financial tests and covenants that must be satisfied in order to pay distributions. If we are unable to satisfy the restrictions included in any of our financing agreements or are otherwise in default under any of those agreements, as a result of our debt levels or otherwise, we will not be able to make cash distributions to unitholders, notwithstanding our stated cash distribution policy. These financial tests and covenants are described in this Annual Report in “Item 5.B. Liquidity and Capital Resources.”
●	A part of our business is currently conducted through our joint ventures. Under the joint venture agreement that governs our joint ventures that own the Neptune and the Cape Ann, our joint ventures are prohibited from making distributions under certain circumstances, including when they have outstanding shareholder loans. In addition, we are unable to cause our joint ventures to make distributions without the agreement of our joint venture partners. Under the joint ventures’ bank debt facilities certain covenants and restrictions apply to making distributions. In order to make distributions for the shareholder loans or dividends, a 1.20 historical and projected debt service coverage ratio must be met. As of December 31, 2021, both the 1.20 historical and projected debt service coverage ratios were met by SRV Joint Gas Ltd and SRV Joint Gas Two Ltd. As a result, both entities qualify to make payments on the shareholder loans or other distributions. However, the joint ventures are not likely to pay distributions or service shareholder loans during 2022. Refer to note 9 “Advances to joint ventures” and note 17 “Commitments and contingencies” of our consolidated financial statements and “Item 5.B. Liquidity and Capital Resources” for additional information. If our joint ventures are unable to make distributions to us, it could have a material adverse effect on our ability to pay cash distributions to unitholders in accordance with our stated cash distribution policy.
●	We are required to make substantial capital expenditures to maintain and replace our fleet. These expenditures may fluctuate significantly over time, particularly as our vessels near the end of their useful lives. In order to minimize these fluctuations, our partnership agreement requires us to deduct estimated, as opposed to actual, maintenance and replacement capital expenditures from the amount of cash that we would otherwise have available for distribution to our unitholders. In years when estimated maintenance and replacement capital expenditures are higher than actual maintenance and replacement capital expenditures, the amount of cash available for distribution to unitholders will be lower than if actual maintenance and replacement capital expenditures were deducted.
●	Although our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions contained therein requiring us to make cash distributions, may be amended. Our partnership agreement can be amended with the approval of a majority of the outstanding common units. Höegh LNG owns approximately 45.7% of our common units as of March 31, 2022.
●	Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement.
●	The Series A preferred units rank senior to our common units as to payments of distributions. Therefore, we will not be able to pay distributions to our common unitholders if we have failed to pay distributions to our Series A preferred units.

●	Under Section 51 of the Marshall Islands Act, we may not make a distribution to unitholders if, after giving effect to the distribution, our liabilities, other than liabilities to partners on account of their partnership interest and liabilities for which the recourse of creditors is limited to specified property of ours, exceed the fair value of our assets, except that the fair value of property that is subject to a liability for which the recourse of creditors is limited shall be included in our assets only to the extent that the fair value of that property exceeds that liability.
●	PT Höegh is subject to restrictions on distributions under Indonesian laws due to its formation under the laws of Indonesia. Under Article 71.3 of the Indonesian Company Law (Law No. 40 of 2007), dividend distributions may be made only if PT Höegh has positive retained earnings. In addition, PT Höegh as an Indonesian incorporated company is required to establish a statutory reserve equal to 20% of its paid-up capital. The dividend can only be distributed if PT Höegh’s retained earnings are positive after deduction of the statutory reserve. PT Hoegh LNG Lampung is working to establish the required statutory reserves as of December 31, 2021. Therefore, PT Hoegh LNG Lampung is unable to make dividend payments under Indonesian law. Under the Lampung facility, distributions are subject to “waterfall” provisions that allocate revenues to specified priorities of use (such as operating expenses, scheduled debt service, targeted debt service reserves and any other reserves) with the remaining cash being distributable only on certain dates and subject to satisfaction of certain conditions, including meeting a 1.20 historical debt service coverage ratio, no default or event of default then continuing or resulting from such distribution and the guarantor not being in breach of the financial covenants applicable to it. Until the pending arbitration with the charterer of PGN FSRU Lampung has been terminated, cancelled or favorably resolved, no shareholder loans may be serviced and no dividends may be paid to the Partnership by the subsidiary borrowing under the Lampung facility, PT Höegh. Furthermore, each quarter, 50% of the PGN FSRU Lampung’s generated cash flow after debt service must be applied to pre-pay outstanding loan amounts under the refinanced Lampung facility, applied pro rata across the FSRU and export tranches. The remaining 50% will be retained by PT Höegh and pledged in favor of the lenders until the pending arbitration with the charterer of the PGN FSRU Lampung has been terminated, cancelled or favorably resolved. As a consequence, no cash flow from the PGN FSRU Lampung will be available for the Partnership until the pending arbitration has been terminated, cancelled or favorably resolved. This limitation does not prohibit the Partnership from paying distributions to preferred and common unitholders. Höegh Lampung, our subsidiary holding the ownership interest in PT Höegh, is subject to restrictions under Singapore law due to its formation under Singapore law. Under Section 403(1) of the Companies Act (Cap. 50) of Singapore, no dividends shall be payable to the shareholders of any company except out of profits.
●	Under Cayman Islands law, Höegh Colombia Holding, Höegh FSRU IV and our joint ventures for the Neptune and the Cape Ann may only pay dividend distributions out of profits or capital reserves if the entity is solvent after the distribution. Dividends from Höegh Cyprus may only be distributed out of profits and not from the share capital of the company.
●	We may lack sufficient cash to pay distributions to our unitholders due to decreases in total operating revenues, decreases in hire rates, the loss of a vessel, increases in operating or general and administrative expenses, principal and interest payments on outstanding debt, taxes, working capital requirements, maintenance and replacement capital expenditures or anticipated cash needs. Please read “Item 3.D. Risk Factors” for a discussion of these factors.

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

For the year ended December 31, 2021, our estimated maintenance and replacement capital expenditures for us and our joint ventures was $21.7 million per year for future vessel replacement and drydocking. For the year ended December 31, 2022, our estimated maintenance and replacement capital expenditures for us and our joint ventures will be $23.9 million per year for future vessel replacement and drydocking. Changes to our estimated maintenance and replacement capital expenditures for us and our joint ventures are assessed by our board of directors, with the approval of the conflicts committee. Estimated maintenance and replacement capital expenditures are based on assumptions regarding the remaining useful life of the vessels in our fleet, a net investment rate equivalent to our current expected long-term borrowing costs, vessel replacement values based on current market conditions, the residual value of the vessels at the end of their useful lives based on current steel prices, estimated expenditures for drydocking not reimbursable under time charters and an assumed level of inflation. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, hire rates and the availability and cost of financing at the time of replacement.

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

Minimum Quarterly Distribution

Common unitholders are entitled under our partnership agreement to receive a quarterly distribution of $0.3375 per unit to the extent we have sufficient cash on hand to pay the distribution, after establishment of cash reserves, distribution payments on the Series A preferred units and payment of fees and expenses. There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter and we have recently reduced the quarterly cash distribution on our common units to $0.01 per common unit. The amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is then existing, under our financing arrangements. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities” for a discussion of the restrictions contained in our credit facilities.

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

	Total Quarterly	Marginal Percentage Interest
	Distribution	in Distributions
	Target Amount	Unitholders	Holders of IDRs
First Target Distribution	up to $0.388125	100%	—%
	above $0.388125
Second Target Distribution	up to $0.421875	85%	15%
	above $0.421875
Third Target Distribution	up to $0.50625	75%	25%
Thereafter	above $0.50625	50%	50%

B.	Significant changes

Not applicable.

Item 9.  The Offer and Listing

A.Offer and Listing Details

Not applicable.

B.Plan of Distribution

Not applicable.

C.Markets

Our common units began trading on the NYSE under the symbol “HMLP” on August 8, 2014.

Our Series A preferred units began trading on the NYSE under the symbol “HMLP PRA” on October 9, 2017.

D.Selling Unitholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10.  Additional Information

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

C.Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report:

(1)	Omnibus Agreement, dated August 12, 2014, among Höegh LNG Holdings Ltd., Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC, as supplemented by a letter agreement dated August 12, 2015. Please read “Item 7.B. Related Party Transactions—Omnibus Agreement.”
(2)	2014 Höegh LNG Partners LP Long-Term Incentive Plan. Please read “Item 6.B. Compensation.”
(3)	Höegh LNG Partners LP Amended and Restated Non-Employee Director Compensation Plan. Please read “Item 6.B. Compensation.”
(4)	Administrative Services Agreement, dated December 20, 2019, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Höegh LNG AS, as amended by Addendum No. 1, dated August 21, 2020 and Addendum No. 2, dated April 9, 2021. Please read “Item 7.B. Related Party Transactions—Administrative Services Agreements—Höegh Norway Administrative Services Agreement.”
(5)	Commercial and Administration Management Agreement, dated November 24, 2009, between SRV Joint Gas Ltd. and Höegh LNG AS (Neptune). Please read “Item 7.B. Related Party Transactions-Commercial and Administration Management Agreements.”
(6)	Commercial and Administration Management Agreement, dated May 19, 2010, between SRV Joint Gas Two Ltd. and Höegh LNG AS (Cape Ann). Please read “Item 7.B. Related Party Transactions—Commercial and Administration Management Agreements.”
(7)	Management Agreement, dated March 27, 2015, between Höegh Cyprus and Höegh LNG AS (Höegh Gallant). Please read “Item 7.B. Related Party Transactions—Gallant Management Agreement.”
(8)	Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Ltd. and Höegh LNG Fleet Management AS (Neptune). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”
(9)	Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Two Ltd. and Höegh LNG Fleet Management AS (Cape Ann). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”
(10)	Baltic and International Maritime Council Standard Ship Management Agreement, dated March 24, 2015, between Höegh LNG Cyprus and Höegh LNG Fleet Management AS (Höegh Gallant). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”
(11)	Baltic and International Maritime Council Standard Ship Management Agreement, dated October 17, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Fleet Management AS (Höegh Grace). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”

(12)	Baltic and International Maritime Council Standard Ship Management Agreement, dated March 23, 2022, between Höegh LNG Jamaica Limited and Höegh LNG Fleet Management AS ( Höegh Gallant ). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”
(13)	Technical Information and Services Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG AS (PGN FSRU Lampung). Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”
(14)	Master Spare Parts Supply Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Asia Pte. Ltd. (PGN FSRU Lampung). Please read “Item 7.B. Related Party Transactions—Master Spare Parts Supply Agreement.”
(15)	Master Maintenance Agreement, dated April 2, 2014, between PT Höegh LNG Lampung and Höegh LNG Shipping Services Pte Ltd (PGN FSRU Lampung). Please read “Item 7.B. Related Party Transactions—Master Maintenance Agreement.”
(16)	Sub-Technical Support Agreement, dated April 11, 2014, between Höegh LNG AS and Höegh LNG Fleet Management AS. Please read “Item 7.B. Related Party Transactions—Ship Management Agreements and Sub-Technical Agreements.”
(17)	Intercompany Agreement Regarding Secondment of Employees, dated March 31, 2015, between Höegh LNG Maritime Management Pte. Ltd. and Höegh Cyprus, as amended by Addendum No.1, dated November 17, 2015. Please read “Item 7.B. Related Party Transactions—Secondment Agreement.”
(18)	Manning Agreement, dated September 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh Fleet Services Philippines Inc. (Höegh Grace). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”
(19)	Management Consulting Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG AS (Höegh Grace). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”
(20)	Agreement for the Provision of Professional Payment Services, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Maritime Management Pte. Ltd. (Höegh Grace). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”
(21)	Crew Recruitment Consulting Services Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Maritime Management Pte. Ltd. (Höegh Grace). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”
(22)	Spare Parts Procurement and Insurance Services Agreement, dated October 25, 2016, between Höegh LNG FSRU IV Ltd. and Höegh LNG Fleet Management AS (Höegh Grace). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”
(23)	Technical Services Agreement, dated October 1, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG AS (Höegh Grace). Please read “Item 7.B. Related Party Transactions—Höegh Grace Services Agreements.”
(24)	Commercial Consulting Services Agreement, dated March 14, 2022, between Höegh LNG Jamaica Ltd. and Höegh LNG AS (Höegh Gallant). Please read “Item 7.B. Related Party Transactions—New Höegh Gallant Services Agreements.”
(25)	Crew Recruitment Consulting Services Agreement, dated March 1, 2022, between Höegh LNG Jamaica Ltd. and Höegh LNG Maritime Management Pte. Ltd. (Höegh Gallant). Please read “Item 7.B. Related Party Transactions—New Höegh Gallant Services Agreements.”

(26)	Agreement for Provision of Professional Payment Services, dated March 1, 2022, between Höegh LNG Jamaica Ltd. and Höegh LNG Maritime Management Pte. Ltd. (Höegh Gallant). Please read “Item 7.B. Related Party Transactions—New Höegh Gallant Services Agreements.”
(27)	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA, as amended by Amendment No. 1, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 2, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 3, dated April 23, 2014, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA, as amended by the Deed of Novation and Amendment, dated December 20, 2019, among SRV Joint Gas Ltd., Global LNG SAS and Total Gas & Power Limited, as amended by Amendment No. 5, dated April 1, 2020, between SRV Joint Gas Ltd. and Total Gas & Power Limited (Neptune). Please read “Item 4.B. Business Overview—Vessel Time Charters— Neptune Time Charter.”
(28)	SRV LNG Carrier Time Charterparty, dated March 20, 2007, between SRV Joint Gas Ltd. and Suez LNG Trading SA, as novated by the Novation Agreement, dated December 20, 2007, among SRV Joint Gas Ltd., Suez LNG Trading SA and SRV Joint Gas Two Ltd., as novated by the Novation Agreement, dated March 25, 2010, among SRV Joint Gas Two Ltd., GDF Suez LNG Trading SA (formerly known as Suez LNG Trading SA) and GDF Suez Global LNG Supply SA, as amended by Amendment No. 1, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 2, dated June 20, 2012, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as supplemented by the Side Letter, dated November 17, 2013, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 3, dated April 23, 2014, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by Amendment No. 4, dated October 23, 2017, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as supplemented by the Side Letter, dated October 27, 2017, between SRV Joint Gas Two Ltd. and GDF Suez LNG Supply SA, as amended by the Deed of Novation and Amendment, dated December 20, 2019, among SRV Joint Gas Two Ltd., Global LNG SAS and Total Gas & Power Limited, as amended by Amendment No. 5, dated February 20, 2020, between SRV Joint Gas Two Ltd. and Total Gas & Power Limited, as amended by Amendment No. 6, dated April 1, 2020, between SRV Joint Gas Two Ltd. and Total Gas & Power Limited, and as amended by Amendment No. 7, dated October 18, 2021, between SRV Joint Gas Two Ltd. and TotalEnergies Gas & Power Limited (Cape Ann). Please read “Item 4.B. Business Overview—Vessel Time Charters.”
(29)	Amendment and Restatement Agreement of the Original Lease, Operation and Maintenance Agreement, dated January 25, 2012, between Höegh LNG Ltd. and PT Perusahaan Gas Negara (Persero) Tbk, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated September 18, 2013, among PT Perusahaan Gas Negara (Persero) Tbk, Höegh LNG Ltd. and PT Höegh LNG Lampung, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated February 21, 2014, among PT Perusahaan Gas Negara (Persero) Tbk, PT PGN LNG Indonesia and PT Höegh LNG Lampung (PGN FSRU Lampung). Please read “Item 4.B. Business Overview—Vessel Time Charters— PGN FSRU Lampung Time Charter.”
(30)	Lease and Maintenance Agreement, dated April 30, 2020, between Hoegh LNG Cyprus Limited and Hoegh LNG Chartering LLC (Höegh Gallant). Please read “Item 4.B. Business Overview-Vessel Time Charters- Höegh Gallant Time Charter.”
(31)	International Charter Agreement, dated September 23, 2021, between NFE International Shipping LLC and Höegh LNG Partners LP (Höegh Gallant). Please read “Item 4.B. Business Overview—Vessel Time Charters—Höegh Gallant Time Charter.”
(32)	FSRU Operations and Services Agreement, dated September 23, 2021, between NFE South Holdings Limited and Höegh LNG Partners Operating LLC (Höegh Gallant). Please read “Item 4.B. Business Overview—Vessel Time Charters—Höegh Gallant Time Charter.”

(33)	LMA Suspension Agreement, dated December 22, 2021, among Hoegh LNG Cyprus Limited, Höegh LNG Chartering, LLC, Höegh LNG Ltd. and Höegh LNG Partners LP (Höegh Gallant). Please read “Item 4.B. Business Overview—Vessel Time Charters—Höegh Gallant Time Charter.”
(34)	LMA Make-Whole Agreement, dated December 22, 2021, between Höegh LNG Partners Operating LLC and Höegh LNG Ltd. (Höegh Gallant). Please read “Item 4.B. Business Overview—Vessel Time Charters—Höegh Gallant Time Charter.”
(35)	International Leasing Agreement, dated November 1, 2014, between Höegh LNG FSRU IV Ltd. and Sociedad Portuaria El Cayao S.A. E.S.P., as amended by Amendment No. 1 thereto dated September 24, 2015 (Höegh Grace). “Item 4.B. Business Overview—Vessel Time Charters— Höegh Grace Charter.”
(36)	FSRU Operation and Services Agreement, dated November 1, 2014, between Höegh LNG Holdings Ltd. and Sociedad Portuaria El Cayao S.A. E.S.P., as amended by Amendment No. 1 thereto, dated September 24, 2015, as novated by the Deed of Novation, dated October 18, 2016, among Höegh LNG Holdings Ltd., Höegh LNG Colombia S.A.S. and Sociedad Portuaria El Cayao S.A. E.S.P. (Höegh Grace). “Item 4.B. Business Overview—Vessel Time Charters— Höegh Grace Charter.”
(37)	Second Amended and Restated Shareholders’ Agreement, dated July 18, 2014, among Mitsui O.S.K Lines, Ltd., Höegh LNG Partners Operating LLC and Tokyo LNG Tanker Co., Ltd. Please read “Item 4.B. Business Overview—Shareholder Agreements.”
(38)	Shareholders’ Agreement, dated March 13, 2013, between Höegh LNG Lampung Pte Ltd. and PT Bahtera Daya Utama. Please read Item “4.B. Business Overview—Shareholder Agreements.”
(39)	Amended and Restated Shareholders’ Loan Agreement, dated January 26, 2022, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Partners Operating LLC and SRV Joint Gas Ltd. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt— Loans Due to Owners (Shareholder Loans).”
(40)	Amended and Restated Shareholders’ Loan Agreement, dated November 10, 2021, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Partners Operating LLC and SRV Joint Gas Two Ltd. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt— Loans Due to Owners (Shareholder Loans).”
(41)	Amendment and Restatement Agreement, dated October 9, 2013, among Höegh LNG Lampung Pte Ltd., PT Bahtera Daya Utama and PT Imeco Inter Sarana.
(42)	Revolving Loan Agreement, dated August 12, 2014, between Höegh LNG Partners LP and Höegh LNG Holdings Ltd. in the amount of $85,000,000, as amended by Amendment No. 1, dated February 28, 2016, Amendment No. 2, dated January 29, 2018 and Amendment No. 3, dated May 28, 2019. Please read “Item 7.B. Related Party Transactions—Revolving Credit Facility with Höegh LNG.”
(43)	Neptune Facility Agreement, dated November 17, 2021, among SRV Joint Gas Ltd. and the other parties thereto. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt—Neptune Facility.”
(44)	Sponsor’s Undertaking for Neptune Facility Agreement, dated November 30, 2021, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Partners LP. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt—Neptune Facility.”
(45)	Cape Ann Facility Agreement, dated December 20, 2007, among SRV Joint Gas Two Ltd. and the other parties thereto, as amended by the Amendment Agreement, dated March 25, 2010, the Letter from the Agent for the Lenders, dated August 26, 2010, the Amendment Agreement, dated June 29, 2012, the Letter from the Agent for the Lenders, dated July 25, 2014 and the Amendment Agreement dated December 20, 2019. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Joint Ventures Debt—Cape Ann Facility.”
(46)	Amended and Restated Lampung Facility Agreement, dated December 10, 2021, between PT Höegh LNG Lampung and the other parties thereto. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities— Long-term Debt—Lampung Facility.”
(47)	Guarantee for Amended and Restated Lampung Facility Agreement, dated December 10, 2021, between Höegh LNG Partners LP and Standard Chartered Bank. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt—Lampung Facility.”
(48)	$385 Million Senior Secured Term Loan and Revolving Credit Facility Agreement, dated January 29, 2019, among Höegh LNG Partners LP, as borrower, and the other parties thereto. Please read “Item 5.B. Liquidity and Capital Resources—Borrowing Activities—Long-term Debt—$385 Million Facility.”
(49)	License Agreement, between Leif Höegh & Co. Ltd. and Höegh LNG Partners LP. Please read “Item 7.B. Related Party Transactions—License Agreement.”
(50)	Contribution, Purchase and Sale Agreement, dated August 12, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC. Please read note 14 “Related party transactions” of our consolidated financial statements.
(51)	Option Agreement, dated October 1, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd. and Höegh LNG Partners LP. Please read “Item 7.B. Related Party Transactions—Time Charter and Option for of the Höegh Gallant.”
(52)	Contribution, Purchase and Sale Agreement, dated December 1, 2016, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC. Please read note 14 “Related party transactions” of our consolidated financial statements.
(53)	Contribution, Purchase and Sale Agreement, dated November 16, 2017, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC. Please read note 14 “Related party transactions” of our consolidated financial statements.
(54)	Indemnification Agreement, dated September 27, 2017, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Höegh LNG Holdings Ltd. Please read “Item 7.B. Related Party Transactions—Indemnification Agreement.”
(55)	At-the-Market Issuance Sales Agreement, dated October 18, 2019, among Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC and B. Riley FBR, Inc. Please read “Item 5.B. Liquidity and Capital Resources—Liquidity and Cash Needs.”

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

Special rules may apply to any amounts received in respect of our common units or Series A preferred units that are treated as “extraordinary dividends.” In general, an extraordinary dividend is a dividend with respect to a common unit that is equal to or in excess of 10.0% of the unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such common unit, and a dividend with respect to a Series A preferred unit that is equal to or in excess of 5.0% of a unitholder’s adjusted tax basis (or fair market value upon the unitholder’s election) in such Series A preferred unit. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of a unitholder’s adjusted tax basis (or fair market value). If we pay an “extraordinary dividend” on our common units or Series A preferred units that is treated as “qualified dividend income,” then any loss recognized by a U.S. Individual Holder from the sale or exchange of such common units or Series A preferred units will be treated as long-term capital loss to the extent of the amount of such dividend.

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

Taxation of U.S. Holders Making a “Mark-to-Market” Election

If we were to be treated as a PFIC for any taxable year in which a U.S. Holder holds our common units or Series A preferred units and, as we anticipate, our common units or Series A preferred units were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common units or Series A preferred units, as applicable, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common units or Series A preferred units, as applicable, at the end of the taxable year over the holder’s adjusted tax basis in such units. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common units or Series A preferred units over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in its common units or Series A preferred units would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common units or Series A preferred units would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common units or Series A preferred units, as applicable, would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were determined to be PFICs.

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

Marshall Islands Tax Consequences

The following discussion is based on the current laws of the Republic of the Marshall Islands applicable to persons who are not citizens of the Republic of the Marshall Islands and do not reside in, maintain offices in or carry on business or conduct transactions or operations in the Republic of the Marshall Islands.

Because we and our subsidiaries do not and assuming that we and our subsidiaries do not in the future carry on business or conduct transactions or operations in the Republic of the Marshall Islands, under current Marshall Islands law you will not be subject to Marshall Islands taxation or withholding on distributions, including upon distribution treated as a return of capital, we make to you as a unitholder. In addition, you will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of common units or Series A preferred units, and you will not be required by the Republic of the Marshall Islands to file a tax return relating to your ownership of units.

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

Interest Rate Risk

Interest rate swap contracts can be utilized to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on our outstanding floating rate debt. As of December 31, 2021, there are interest rate swap agreements on the Lampung and the $385 million facilities’ floating rate debt that are designated as cash flow hedges for accounting purposes. Please read notes 15 and 16 of our consolidated financial statements.

As of December 31, 2021, the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(in thousands of U.S. dollars)	index	amount	liability	Term	(1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$64,437	$(2,476)	Sep 2026	2.800%
$385 million facility swaps (2)	LIBOR	$52,086	$(2,869)	Jan 2026	2.941%
$385 million facility swaps (2)	LIBOR	$52,086	$(2,610)	Oct 2025	2.838%
$385 million facility swaps (2)	LIBOR	$52,086	$(2,527)	Jan 2026	2.735%
$385 million facility swaps (2)	LIBOR	$52,086	$(2,388)	Jan 2026	2.650%
(1)	Excludes the margins paid on the floating-rate debt.
(2)	All interest rate swaps are U.S. dollar denominated and principal amount reduces quarterly.

The table below provides information about our financial instruments that are sensitive to interest rates:

(In thousands of U.S. dollars)
Liabilities	2022	2023	2024	2025	2026	Thereafter	Total	Fair value	Rate(1)
Long-term Debt
Fixed rate	$6,667	6,667	6,667	6,667	6,667	4,500	37,835	$37,990	3.9%

Variable rate	39,718	37,080	37,080	37,081	202,988	—	353,947	352,290	2.9%

Interest Rate Swaps
Variable to fixed	$5,239	3,209	2,310	1,816	296	—	12,870	$12,870	2.8%
(1)	Rate refers to the weighted-average interest rate for our variable long-term debt, including the margin we pay on our floating-rate debt. The average variable to fixed rate for our interest rate swaps excludes the margin we pay on our drawn floating-rate debt. Please read note 12 of our consolidated financial statements.

Foreign Currency Risk

All financing, interest expenses from financing and most of the Partnership’s revenue and expenditures for vessel improvements are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the years ended December 31, 2021, 2020 and 2019, no derivative instruments have been used to manage foreign exchange risk.

Credit risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables, net investment in financing lease, amounts due from affiliates and interest rate swap agreements. Further, the Partnership has future exposure for Höegh LNG’s ability to make payments to the Partnership under the Suspension and Make-Whole Agreements, for the technical modifications of the vessels and any prospective boil-off claims or other direct impacts of the boil-off settlement agreement. Refer to note 17 of our consolidated financial statements. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers’ or counterparty’s financial condition. PGN guarantees PGN LNG's obligations under the PGN FSRU Lampung time charter. NFE Atlantic Holdings LLC, a subsidiary of New Fortress, guarantees the performance of the charterer under the NFE Charter, subject to a cap on its total liability. Refer to note 16 of our consolidated financial statements.

Concentration of Risk

Financial instruments, which potentially subject the Partnership to significant concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, trade receivables, amounts due from affiliates and derivative contracts (interest rate swaps). The maximum exposure to loss due to credit risk is the book value at the balance sheet date. We do not have a policy of requiring collateral or security. Cash and cash equivalents and restricted cash are placed with qualified financial institutions. Periodic evaluations are performed of the relative credit standing of those financial institutions. In addition, exposure is limited by diversifying among counterparties. There are three charterers so there is a concentration of risk related to trade receivables. Credit risk related to trade receivables is limited by performing ongoing credit evaluations of the customer’s financial condition. Refer to note 2 of our consolidated financial statements for information related to the allowance for expected credit losses. For the years ended December 31, 2021 and 2020, there was no change in the allowance for expected credit losses following the cumulative effect of adopting the standard on January 1, 2020. While the maximum exposure to loss due to credit risk is the book value of trade receivables at the balance sheet date, should the time charters for the PGN FSRU Lampung, the Höegh Gallant or the Höegh Grace terminate prematurely, or the option to acquire the PGN FSRU Lampung be exercised, there could be delays in obtaining new time charters and the hire rates could be lower depending upon the prevailing market conditions.

Item 12.  Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies

As of December 31, 2021, we were in compliance with all applicable covenants under our debt agreements.

Item 14.  Material Modifications to the Rights of Securities Holders and Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures

Disclosure Controls and Procedures

Under the direction of our Chief Executive Officer and Chief Financial Officer (“CEO” and “CFO”), we evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2021. Disclosure controls and procedures are designed to ensure that (i) information required to be disclosed in our reports that are filed or submitted under the Exchange Act, are recorded, processed, summarized, and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms, and (ii) information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Based upon that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of December 31, 2021 as a result of the material weakness in internal controls over financial reporting described below.

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

In connection with the preparation of this Annual Report, management, under the supervision and with the participation of our CEO and CFO, conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021, based on the criteria described in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on that evaluation, management has concluded that, as of December 31, 2021, the Partnership’s internal control over financial reporting was not effective due to the material weakness in internal control over financial reporting due to deficiencies related to information technology (“IT”) general controls.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Our IT general controls over user access and program change management were ineffective in that they did not adequately restrict user access or privileged (administrator) access to financial applications and data, and program changes related to certain IT systems that support our financial reporting processes. For certain IT systems, user access was granted, in certain cases, without appropriate approval and user access privileges were not removed on a timely basis when employment ended. Following the implementation of a new IT system, external consultants continued to have generic user IDs with privileged access increasing the risk of unauthorized changes, and program changes were not adequately reviewed prior to being placed in production. Our business process controls (automated and manual) that are dependent on the affected ITGCs were also deemed ineffective because they could have been adversely impacted.

Management believes that these control deficiencies were a result of heavy workload on IT personnel and control owners during the implementation of the new IT system resulting in inappropriate assignment of user and privileged access; lack of proper training and understanding of documentation and tracking or logging changes over program changes that could impact internal control over financial reporting; and insufficient IT resources assigned to monitoring controls as part of the IT compliance oversight function.

Following identification of the material weakness and prior to filing this Annual Report on Form 20-F, management initiated, and supervised procedures performed to review all program changes following the implementation of the new IT system to assess the appropriateness of the changes made and did not identify any unintended use of those with generic user IDs. In addition, a review of user and privileged access was completed, and appropriate modifications were implemented. Management did not identify any material misstatements to the consolidated financial statements and there were no changes to previously released financial results as a result of this material weakness.

Attestation Report of the Registered Public Accounting Firm

The effectiveness of the Partnership’s internal control over financial reporting as of December 31, 2021 has been audited by Ernst & Young AS, an independent registered public accounting firm, as stated in their report which appears on page F-4 of our consolidated financial statements.

Remediation

In response to the material weakness as of December 31, 2021, described herein, management, under the oversight of the audit committee, will implement measures designed to ensure that the control deficiencies contributing to the material weakness are remediated. The remediation actions include: (i) developing a training program addressing user and privileged access controls and change management controls and policies, including educating IT personnel and control owners concerning the principles and requirements of each control; (ii) formalize access requirements for external consultants and procedures for establishing separate IDs and passwords restricting access to the intended tasks; (iii) expanding the change management policy, clearly defining what constitutes a program change that requires proper testing, approval and formal documentation; and (iv) dedicating additional IT personnel to monitoring controls as part of the IT compliance oversight function. The above remediation will not be considered complete until such time that the controls put in place have a reasonable time to operate and we have been able to test their operating effectiveness.

Changes in Internal Control over Financial Reporting

Other than the changes referred to above, there were no changes in our internal control over financial reporting during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.  Principal Accountant Fees and Services

Our principal accountant for 2021 was Ernst & Young AS.

The audit committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by SEC and PCAOB standards to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the audit committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit committee, as long as the audit committee is informed on a timely basis of any engagement entered into on that basis. The audit committee separately pre-approved all engagements and fees paid to our principal accountant in 2021.

Fees Incurred by the Partnership for Ernst & Young AS’ Services

(In thousands of U.S. dollars)	2021	2020
Audit Fees	$1,193	$1,066
Total Fees	$1,193	$1,066

Audit Fees

Audit fees for 2021 and 2020 are the aggregate fees billed for professional services rendered by the principal accountant for the audit of the Partnership’s annual financial statements and services normally provided by the principal accountant in connection with statutory and regulatory filings or engagements for the two most recent fiscal years.

Audit-Related Fees

There were no audit-related fees for 2021 and 2020.

Tax Fees

There were no tax fees for 2021 and 2020.

All Other Fees

No other fees were billed by our principal accountant in 2020 and 2021.

Item 16D.  Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.  Change in Registrant’s Certifying Accountant

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

Independence of Directors

The NYSE rules do not require a listed company that is a foreign private issuer to have a board of directors that is comprised of a majority of independent directors. Under Marshall Islands law, we are not required to have a board of directors comprised of a majority of directors meeting the independence standards described in the NYSE rules. In addition, the NYSE rules do not require limited partnerships like us to have boards of directors comprised of a majority of independent directors. Our board of directors has determined that each of Ms. McAllister, Mr. Shaw and Mr. Spivak satisfies the independence standards established by the NYSE as applicable to us.

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

Item 16H.  Mine Safety Disclosure

Not applicable.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

The consolidated financial statements of Höegh LNG Partners LP and schedule set forth on pages F-1 through F-63 and Exhibit 15.1, together with the related reports of Ernst & Young AS, Independent Registered Public Accounting Firm (PCAOB ID: 1572) thereon, are filed as part of this Annual Report.

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

4.2	2014 Höegh LNG Partners LP Long-Term Incentive Plan (incorporated by reference to Exhibit 4.3 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.3*	Höegh LNG Partners LP Amended and Restated Non-Employee Director Compensation Plan (as amended April 6, 2022)

4.4

Administrative Services Agreement, dated December 20, 2019, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Höegh LNG AS (incorporated by reference to Exhibit 4.6 to the registrant’s Annual Report on Form 20-F, filed on April 3, 2020)

4.4.1

Addendum No 1. to the Administrative Services Agreement, dated August 21, 2020, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Höegh LNG AS (incorporated by reference to Exhibit 4.4.1 to the registrant’s Annual Report on Form 20-F, filed on April 9, 2021)

Exhibit
Number	Description
4.4.2

Addendum No 2. to the Administrative Services Agreement, dated April 9, 2021, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Höegh LNG AS (incorporated by reference to Exhibit 4.4.2 to the registrant’s Annual Report on Form 20-F, filed on April 9, 2021)

4.5

Commercial and Administration Management Agreement, dated November 24, 2009, between SRV Joint Gas Ltd. and Höegh LNG AS ( Neptune ) (incorporated by reference to Exhibit 10.8 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.6

Commercial and Administration Management Agreement, dated May 19, 2010, between SRV Joint Gas Two Ltd. and Höegh LNG AS ( Cape Ann ) (incorporated by reference to Exhibit 10.9 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.7

Management Agreement, dated March 27, 2015, between Hoegh LNG Cyprus Limited and Höegh LNG AS ( Höegh Gallant ) (incorporated by reference to Exhibit 4.14 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.8

Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Ltd. and Höegh LNG Fleet Management AS ( Neptune ) (incorporated by reference to Exhibit 10.10 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.9

Baltic and International Maritime Council Standard Ship Management Agreement, dated April 23, 2014, between SRV Joint Gas Two Ltd. and Höegh LNG Fleet Management AS ( Cape Ann ) (incorporated by reference to Exhibit 10.11 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.10

Baltic and International Maritime Council Standard Ship Management Agreement, dated March 24, 2015, between Hoegh LNG Cyprus Limited and Höegh LNG Fleet Management AS ( Höegh Gallant ) (incorporated by reference to Exhibit 4.17 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.11

Baltic and International Maritime Council Standard Ship Management Agreement, dated October 17, 2016, between Höegh LNG Colombia S.A.S. and Höegh LNG Fleet Management AS ( Höegh Grace ) (incorporated by reference to Exhibit 4.17 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.12*	Baltic and International Maritime Council Standard Ship Management Agreement, dated March 23, 2022, between Höegh LNG Jamaica Limited and Höegh LNG Fleet Management AS ( Höegh Gallant )

4.13

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
4.16

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

4.18

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

4.24*	Commercial Consulting Services Agreement, dated March 14, 2022, between Höegh LNG Jamaica Ltd. and Höegh LNG AS ( Höegh Gallant )

4.25*	Crew Recruitment Consulting Services Agreement, dated March 1, 2022, between Höegh LNG Jamaica Ltd. and Höegh LNG Maritime Management Pte. Ltd. ( Höegh Gallant )

4.26*	Agreement for the Provision of Professional Payment Services, dated March 1, 2022, between Höegh LNG Jamaica Ltd. and Höegh LNG Maritime Management Pte. Ltd. ( Höegh Gallant )

4.27†

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

4.27.1†

Amendment No 1. to the SRV LNG Carrier Time Charterparty, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA ( Neptune ) (incorporated by reference to Exhibit 4.16.1 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

Exhibit
Number	Description

4.27.2†

Amendment No 2. to the SRV LNG Carrier Time Charterparty, dated February 23, 2015, between SRV Joint Gas Ltd. and GDF Suez LNG Supply SA ( Neptune ) (incorporated by reference to Exhibit 4.16.2 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.27.3†

Amendment No. 3, dated April 23, 2014, to the SRV LNG Carrier Time Charterparty ( Neptune ) (incorporated by reference to Exhibit 10.16.1 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.27.4†

Amendment No. 4, dated December 9, 2016, to the SRV LNG Carrier Time Charterparty ( Neptune ) (incorporated by reference to Exhibit 4.29.4 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.27.5

Deed of Novation and Amendment, dated December 20, 2019, to the SRV LNG Carrier Time Charterparty ( Neptune ), among SRV Joint Gas Ltd., Global LNG SAS and Total Gas & Power Limited. (incorporated by reference to Exhibit 4.25.5 to the registrant’s Annual Report on Form 20-F, filed on April 3, 2020)

4.27.6††

Amendment No. 5, dated April 1, 2020, to the SRV LNG Carrier Time Charterparty (Neptune) (incorporated by reference to Exhibit 4.25.6 to the registrant’s Annual Report on Form 20-F, filed on April 3, 2020)

4.28†

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

4.28.1†

Amendment No. 3, dated April 23, 2014, to the SRV LNG Carrier Time Charterparty (Cape Ann ) (incorporated by reference to Exhibit 10.17.1 to Amendment No. 4 to the registrant’s Form F-1 Registration Statement (333-197228), filed on August 6, 2014)

4.28.2†

Amendment No. 4, dated October 23, 2017, to the SRV LNG Carrier Time Charterparty, as supplemented by the Side Letter, dated October 27, 2017 ( Cape Ann ) (incorporated by reference to Exhibit 4.30.2 to the registrant’s Annual Report on Form 20-F filed on April 6, 2018)

4.28.3

Deed of Novation and Amendment, dated December 20, 2019, to the SRV LNG Carrier Time Charterparty (Cape Ann ), among SRV Joint Gas Two Ltd., Global LNG SAS and Total Gas & Power Limited (incorporated by reference to Exhibit 4.26.3 to the registrant’s Annual Report on Form 20-F, filed on April 3, 2020)

4.28.4††

Amendment No. 5, dated February 20, 2020, to the SRV LNG Carrier Time Charterparty (Cape Ann ) (incorporated by reference to Exhibit 4.26.4 to the registrant’s Annual Report on Form 20-F, filed on April 3, 2020)

Exhibit
Number	Description
4.28.5††

Amendment No. 6, dated April 1, 2020, to the SRV LNG Carrier Time Charterparty (Cape Ann) (incorporated by reference to Exhibit 4.26.5 to the registrant’s Annual Report on Form 20-F, filed on April 3, 2020)

4.28.6††*	Amendment No. 7, dated October 18, 2021, to the SRV LNG Carrier Time Charterparty (Cape Ann)

4.29

Amendment and Restatement Agreement of the Original Lease, Operation and Maintenance Agreement, dated January 25, 2012, between Höegh LNG Ltd. and PT Perusahaan Gas Negara (Persero) Tbk, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated September 18, 2013, among PT Perusahaan Gas Negara (Persero) Tbk, Höegh LNG Ltd. and PT Höegh LNG Lampung, as novated by the Novation Agreement for Amended & Restated Lease, Operation & Maintenance Agreement, dated February 21, 2014, among PT Perusahaan Gas Negara (Persero) Tbk, PT PGN LNG Indonesia and PT Höegh LNG Lampung ( PGN FSRU Lampung ) (incorporated by reference to Exhibit 10.18 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.30††

Lease and Maintenance Agreement, dated April 30, 2020, between Hoegh LNG Cyprus Limited and Hoegh LNG Chartering LLC (Höegh Gallant) (incorporated by reference to Exhibit 4.1 to the registrant’s Form 6-K, filed on June 18, 2020).

4.31††*	International Charter Agreement, dated September 23, 2021, between NFE International Shipping LLC and Höegh LNG Partners LP (Höegh Gallant)

4.32††*	FSRU Operation and Services Agreement, dated September 23, 2021, between NFE South Holdings Limited and Höegh LNG Partners Operating LLC (Höegh Gallant)

4.33*	LMA Suspension Agreement, dated December 22, 2021, among Hoegh LNG Cyprus Limited, Höegh LNG Chartering, LLC, Höegh LNG Ltd. and Höegh LNG Partners LP (Höegh Gallant)

4.34††*	LMA Make-Whole Agreement, dated December 22, 2021, between Höegh LNG Partners Operating LLC and Höegh LNG Ltd. (Höegh Gallant)

4.35†

International Leasing Agreement, dated November 1, 2014, between Höegh LNG FSRU IV Ltd. and Sociedad Portuaria El Cayao S.A. E.S.P., as amended by Amendment No. 1 thereto dated September 24, 2015 ( Höegh Grace ) (incorporated by reference to Exhibit 4.33 to the registrant’s Annual Report on Form 20-F, filed on April 6, 2017)

4.36†

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

4.37

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

Exhibit
Number	Description
4.39*	Amended and Restated Shareholders’ Loan Agreement, dated January 26, 2022, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Partners Operating LLC and SRV Joint Gas Ltd.

4.40*	Amended and Restated Shareholders’ Loan Agreement, dated November 10, 2021, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Partners Operating LLC and SRV Joint Gas Two Ltd.

4.41

Amendment and Restatement Agreement, dated October 9, 2013, among Höegh LNG Lampung Pte Ltd., PT Bahtera Daya Utama and PT Imeco Inter Sarana (incorporated by reference to Exhibit 10.23 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 3, 2014)

4.42

Revolving Loan Agreement, dated August 12, 2014, between Höegh LNG Partners LP and Höegh LNG Holdings Ltd. in the amount of $85,000,000 (incorporated by reference to Exhibit 4.24 to the registrant’s Annual Report on Form 20-F, filed on April 24, 2015)

4.42.1	Amendment No. 1 to the Revolving Loan Agreement, dated February 28, 2016 (incorporated by reference to Exhibit 4.32.1 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.42.2	Amendment No. 2 to the Revolving Loan Agreement, dated January 29, 2018 (incorporated by reference to Exhibit 4.40.2 to the registrant’s Annual Report on Form 20-F filed on April 6, 2018)

4.42.3	Amendment No. 3 to the Revolving Loan Agreement, dated May 28, 2019 (incorporated by reference to Exhibit 4.36.3 to the registrant’s Annual Report on Form 20-F, filed on April 3, 2020)

4.43*	Neptune Facility Agreement, dated November 17, 2021, among SRV Joint Gas Ltd. and the other parties thereto

4.44*	Sponsor’s Undertaking for Neptune Facility Agreement, dated November 30, 2021, among Mitsui O.S.K. Lines, Ltd., Tokyo LNG Tanker Co., Ltd., Höegh LNG Partners LP

4.45

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

4.45.1

Amendment Letter, dated December 20, 2019, to Cape Ann Facility Agreement, between SRV Joint Gas Ltd. and DNB Bank ASA, as security trustee and agent (incorporated by reference to Exhibit 4.38.1 to the registrant’s Annual Report on Form 20-F, filed on April 3, 2020).

4.46*	Amended and Restated Lampung Facility Agreement, dated December 10, 2021, between PT Höegh LNG Lampung and the other parties thereto

4.47*	Guarantee for Amended and Restated Lampung Facility Agreement, dated December 10, 2021, between Höegh LNG Partners LP and Standard Chartered Bank

4.48

$385 Million Senior Secured Term Loan and Revolving Credit Facility Agreement dated January 29, 2019 among Höegh LNG Partners LP, as borrower, and the other parties thereto (incorporated by reference to Exhibit 4.44 to the registrant’s Annual Report on Form 20-F, filed on April 10, 2019)

Exhibit
Number	Description
4.49

License Agreement, between Leif Höegh & Co. Ltd. and Höegh LNG Partners LP (incorporated by reference to Exhibit 10.29 to Amendment No. 1 to the registrant’s Form F-1 Registration Statement (333-197228), filed on July 17, 2014)

4.50

Contribution, Purchase and Sale Agreement, dated August 12, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.39 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.51

Option Agreement, dated October 1, 2015, among Höegh LNG Holdings Ltd., Höegh LNG Ltd. and Höegh LNG Partners LP (incorporated by reference to Exhibit 4.41 to the registrant’s Annual Report on Form 20-F, filed on April 28, 2016)

4.52

Contribution, Purchase and Sale Agreement, dated December 1, 2016, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K, filed on December 1, 2016)

4.53

Contribution, Purchase and Sale Agreement, dated November 16, 2017, among Höegh LNG Holdings Ltd., Höegh LNG Ltd., Höegh LNG Partners LP and Höegh LNG Partners Operating LLC (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K, filed on January 26, 2018)

4.54

Indemnification Agreement, dated September 27, 2017, among Höegh LNG Partners LP, Höegh LNG Partners Operating LLC and Höegh LNG Holdings Ltd. (incorporated by reference to Exhibit 4.1 to the registrant’s Report on Form 6-K, filed on September 28, 2017)

4.55

At-the-Market Issuance Sales Agreement, dated October 18, 2019, among Höegh LNG Partners LP, Höegh LNG GP LLC and Höegh LNG Partners Operating LLC and B. Riley FBR, Inc. (incorporated by reference to Exhibit 1.1 to the registrant’s Report on Form 6-K, filed on October 18, 2019)

8.1*	Subsidiaries of Höegh LNG Partners LP

12.1*	Rule 13a-14(a)/15d-14(a) Certification of the Principal Executive Officer and the Principal Financial Officer

13.1*	Certification under Section 906 of the Sarbanes-Oxley Act of 2002 of the Principal Executive Officer and the Principal Financial Officer

15.1*	Schedule I - Condensed Financial Information of Registrant

15.2*	Consent of Independent Registered Public Accounting Firm

101.INS*	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document

101.SCH*	Inline XBRL Taxonomy Extension Schema

101.CAL*	Inline XBRL Taxonomy Extension Schema Calculation Linkbase

101.DEF*	Inline XBRL Taxonomy Extension Schema Definition Linkbase

Exhibit
Number	Description
101.LAB*	Inline XBRL Taxonomy Extension Schema Label Linkbase

101.PRE*	Inline XBRL Taxonomy Extension Schema Presentation Linkbase

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
*	Filed herewith.
†	Certain portions have been omitted pursuant to a confidential treatment order. Omitted information has been filed separately with the SEC.
††	Certain identified information has been excluded from the exhibit because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

HÖEGH LNG PARTNERS LP

Date: April 25, 2022

	By:	/s/ Håvard Furu
		Name:	Håvard Furu
		Title:	Chief Executive Officer and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of Höegh LNG Partners LP

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Höegh LNG Partners LP (the “Partnership”) as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in partners’ capital and cash flows for each of the three years in the period ended December 31, 2021, and the related notes and financial statement Schedule I in Exhibit 15.1 of Item 19 (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Partnership’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated April 25, 2022 expressed an adverse opinion thereon.

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

Income Taxes – Provision for Uncertain Tax Positions in Indonesia
Description of the Matter

As discussed in Note 6 to the consolidated financial statements, as of December 31, 2021 the Partnership has recognized a provision of $8,994 thousand for uncertain tax positions including associated interest and penalties in Indonesia. The Partnership’s tax positions in Indonesia are subject to audit by local taxing authorities and the resolution of such audits may take several years. Indonesian tax law is complex and often subject to various interpretations, accordingly, the ultimate outcome with respect to taxes the Partnership may owe may differ from the amounts recognized.

We identified the provisions for uncertain tax positions in Indonesia as a critical audit matter because auditing the identification, recognition and measurement of the provision includes a higher degree of judgment. The judgment was due to the Partnership’s interpretation of, and compliance with, numerous and complex tax laws. In addition, a higher degree of auditor judgment was required in evaluating the Partnership’s estimate of the ultimate resolution of its tax positions in Indonesia.

How We Addressed the Matter in Our Audit

Our audit procedures included, among others, evaluating the Partnership’s interpretation of Indonesian tax law by developing an independent assessment. For example, we involved local tax professionals with specialized skills to assist us in obtaining an understanding of and assessing the technical merits and the amount of the provision recognized related to the Partnership’s tax positions. We inspected the Partnership’s correspondence and assessments with the relevant Indonesian tax authorities. We evaluated third-party advice obtained by the Partnership in relation to specific Indonesian income tax law. We tested the completeness and accuracy of the underlying data used by the Partnership to calculate its uncertain tax positions in Indonesia. We assessed the adequacy of the Partnership’s disclosures around uncertain tax positions in Indonesia included in Note 6.

/s/ Ernst & Young AS

We have served as the Partnership’s auditor since 2013.

Oslo, Norway

April 25, 2022

Report of Independent Registered Public Accounting Firm

To the Unitholders and the Board of Directors of Höegh LNG Partners LP

Opinion on Internal Control Over Financial Reporting

We have audited Höegh LNG Partners LP’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, Höegh LNG Partners LP (the Partnership) has not maintained effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment. Management has identified a material weakness in controls related to the Partnership’s information technology general controls.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Partnership as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in partners’ capital and cash flows for each of the three years in the period ended December 31, 2021, the related notes and financial statement Schedule I in Exhibit 15.1 of Item 19 (collectively referred to as the “consolidated financial statements”). This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2021 consolidated financial statements, and this report does not affect our report dated April 25, 2022, which expressed an unqualified opinion thereon.

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

/s/ Ernst & Young AS

Oslo, Norway

April 25, 2022

HÖEGH LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(in thousands of U.S. dollars, except per unit amounts)

	Notes	2021	2020	2019
REVENUES
Time charter revenues	3,4,14	$141,260	143,095	$145,321
Other revenue	3,4	—	—	115
Total revenues	3,4	141,260	143,095	145,436
OPERATING EXPENSES
Vessel operating expenses	14	(28,845)	(24,072)	(30,870)
Administrative expenses		(12,410)	(9,740)	(9,861)
Depreciation and amortization	10,11	(20,418)	(20,937)	(21,477)
Total operating expenses	14	(61,673)	(54,749)	(62,208)
Equity in earnings (losses) of joint ventures	3,8	25,836	6,420	6,078
Operating income (loss)	3	105,423	94,766	89,306
FINANCIAL INCOME (EXPENSE), NET
Interest income	5,14	553	605	947
Interest expense	5,12,14	(26,829)	(24,430)	(27,692)
Gain (loss) on debt extinguishment	5	—	—	1,030
Other items, net	5	(2,862)	(2,232)	(3,575)
Total financial income (expense), net	3,5	(29,138)	(26,057)	(29,290)
Income (loss) before tax		76,285	68,709	60,016
Income tax benefit (expense)	3,6	(16,290)	(5,564)	(7,275)
Net income (loss)	3	$59,995	63,145	$52,741
Preferred unitholders’ interest in net income		15,508	14,802	13,850
Limited partners’ interest in net income (loss)		$44,487	48,343	$38,891

Earnings per unit
Common unit public (basic and diluted)	21	$1.32	1.40	$1.12
Common unit Höegh LNG (basic and diluted)	21	$1.35	1.51	$1.84
Subordinated unit Höegh LNG (basic and diluted)	21	$—	—	$0.70

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(in thousands of U.S. dollars)

	Notes	2021	2020	2019
Net income (loss)		$59,995	63,145	$52,741
Unrealized gains (losses) on cash flow hedge	16	13,879	(11,367)	(12,217)
Income tax benefit (expense)	6,16	(187)	(262)	(389)
Other comprehensive income (loss)		13,692	(11,629)	(12,606)
Other comprehensive income from investments in joint ventures	16	181	—	—
Total other comprehensive income (loss)	16	13,873	(11,629)	(12,606)
Comprehensive income (loss)		$73,868	51,516	$40,135
Preferred unitholders’ interest in net income		15,508	14,802	13,850
Limited partners’ interest in comprehensive income (loss)		$58,360	36,714	$26,285

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2020

(in thousands of U.S. dollars)

	Notes	2021	2020
ASSETS
Current assets
Cash and cash equivalents	15	$42,519	$31,770
Restricted cash	15	8,410	7,198
Trade receivables	4,15	3,653	415
Amounts due from affiliates	4,14,15	7,500	3,639
Advances to joint ventures	9,15	—	3,284
Current portion of net investment in financing lease	4	5,426	4,969
Prepaid expenses and other receivables	7	3,772	3,883
Total current assets		71,280	55,158
Long-term assets
Restricted cash	15	10,991	12,095
Accumulated earnings of joint ventures	8	35,708	9,690
Advances to joint ventures	9,15	7,511	869
Vessels, net of accumulated depreciation	10	602,289	619,620
Other equipment	10	100	109
Intangibles and goodwill	11	11,301	14,056
Net investment in financing lease	4	263,862	269,288
Long-term deferred tax asset	6	144	102
Other long-term assets		822	823
Total long-term assets		932,728	926,652
Total assets		$1,004,008	$981,810

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2020

(in thousands of U.S. dollars)

	Notes	2021	2020
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	12,15	$46,385	$59,119
Trade payables		3,890	467
Amounts due to owners and affiliates	14,15	3,655	2,600
Value added and withholding tax liability		935	1,445
Derivative instruments	15,16	5,239	6,945
Accrued liabilities and other payables	13	16,105	7,232
Total current liabilities		76,209	77,808
Long-term liabilities
Long-term debt	12,15	339,687	355,470
Revolving credit facility due to owners and affiliates	14,15	24,942	18,465
Derivative instruments	15,16	7,631	19,530
Long-term tax liability	6	6,391	2,668
Long-term deferred tax liability	6	18,462	14,430
Other long-term liabilities		166	124
Total long-term liabilities		397,279	410,687
Total liabilities		473,488	488,495
EQUITY	19,20,21
8.75% Series A preferred units: 7,089,325 units issued and outstanding at December 31, 2021 and 6,752,333 units issued and outstanding at December 31, 2020		176,078	167,760
Common units public: 18,115,504 units issued and outstanding at December 31, 2021 and 18,050,941 units issued and outstanding at December 31, 2020		317,515	308,850
Common units Höegh LNG: 15,257,498 units issued and outstanding at December 31, 2021 and December 31, 2020		52,626	46,277
Accumulated other comprehensive income (loss)	16	(15,699)	(29,572)
Total partners’ capital		530,520	493,315
Total equity		530,520	493,315
Total liabilities and equity		$1,004,008	$981,810

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF

CHANGES IN PARTNERS’ CAPITAL

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(in thousands of U.S. dollars)

	Partners’ Capital
	8.75%		Common		Accumulated
	Series A	Common	Units		Other
	Preferred	Units	Höegh	Subordinated	Comprehensive	Total
	Units	Public	LNG	Units	Income	Equity
Consolidated balance as of December 31, 2018	$151,259	325,250	6,844	42,421	(5,337)	$520,437
Net income	13,850	20,186	12,973	5,732	—	52,741
Cash distributions to unitholders	(13,692)	(31,663)	(10,051)	(18,398)	—	(73,804)
Repayment of indemnification received from Höegh LNG	—	—	(9)	(55)	—	(64)
Conversion of subordinated units to common units	—	—	29,837	(29,837)	—	—
Other comprehensive income	—	—	—	—	(12,606)	(12,606)
Net proceeds from issuance of common units	—	1,029	—	—	—	1,029
Net proceeds from issuance of Series A preferred units	13,065	—	—	—	—	13,065
Issuance of units for Board of Directors’ fees	—	194	—	—	—	194
Other and contributions from owners	—	180	201	137	—	518
Consolidated balance as of December 31, 2019	$164,482	315,176	39,795	—	(17,943)	$501,510
Net income	14,802	25,333	23,010	—	—	63,145
Cash distributions to unitholders	(14,698)	(31,737)	(28,451)	—	—	(74,886)
Cumulative change in accounting principle	—	(84)	(72)	—	—	(156)
Other comprehensive income	—	—	—	—	(11,629)	(11,629)
Net proceeds from issuance of Series A preferred units	3,174	—	—	—	—	3,174
Issuance of units for Board of Directors’ fees	—	181	—	—	—	181
Contribution from Höegh LNG	—	—	11,850	—	—	11,850
Other and contributions from owners	—	(19)	145	—	—	126
Consolidated balance as of December 31, 2020	$167,760	308,850	46,277	—	(29,572)	$493,315
Net income	15,508	23,929	20,558	—	—	59,995
Cash distributions to unitholders	(15,508)	(16,293)	(14,532)	—	—	(46,333)
Other comprehensive income	—	—	—	—	13,692	13,692
Net proceeds from issuance of common units	—	818	—	—	—	818
Net proceeds from issuance of Series A preferred units	8,318	—	—	—	—	8,318
Issuance of units for Board of Directors’ fees	—	211	—	—	—	211
Contribution from Höegh LNG	—	—	315	—	—	315
Other comprehensive income from investments in joint ventures	—	—	—	—	181	181
Other and contributions from owners	—	—	8	—	—	8
Consolidated balance as of December 31, 2021	$176,078	317,515	52,626	—	(15,699)	$530,520

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(in thousands of U.S. dollars)

	2021	2020	2019
OPERATING ACTIVITIES
Net income (loss)	$59,995	63,145	$52,741
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	20,418	20,937	21,477
Equity in (earnings) losses of joint ventures	(25,836)	(6,420)	(6,078)
Changes in accrued interest income on advances to joint ventures	(376)	(321)	(295)
Amortization of deferred debt issuance cost	5,677	2,289	2,361
Amortization in revenue for above market contract	2,755	3,052	3,631
Expenditure for drydocking	(3,062)	—	(3,107)
(Gain) loss on debt extinguishment	—	—	(1,030)
Changes in accrued interest expense	532	(435)	2,246
Receipts from repayment of principal on financing lease	4,969	4,551	4,168
Unrealized foreign exchange losses (gains)	(20)	(380)	360
Gain (loss) on the settlement of the derivatives	—	—	(199)
Proceeds from settlement of derivative instruments	—	—	1,398
Unrealized loss (gain) on derivative instruments	274	173	21
Non-cash revenue: tax paid directly by charterer	(889)	(867)	(867)
Non-cash income tax expense: tax paid directly by charterer	889	867	867
Deferred tax expense and provision for tax uncertainty	10,129	2,118	3,707
Issuance of units for Board of Directors’ fees	211	181	194
Other adjustments	8	123	512
Changes in working capital:
Trade receivables	(3,235)	176	543
Inventory	—	463	183
Prepaid expenses and other receivables	302	(1,168)	(2,081)
Trade payables	3,432	(80)	(10)
Amounts due to owners and affiliates	(2,815)	744	244
Value added and withholding tax liability	(750)	(633)	2,827
Accrued liabilities and other payables	6,647	(2,690)	1,439
Net cash provided by (used in) operating activities	79,255	85,825	85,252

INVESTING ACTIVITIES
Expenditure for vessel and other equipment	—	(8)	(269)
Payment on principal on advances to joint ventures	(2,983)	—	—
Net cash provided by (used in) investing activities	$(2,983)	(8)	$(269)

The accompanying notes are an integral part of these financial statements.

HÖEGH LNG PARTNERS LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(in thousands of U.S. dollars)

	2021	2020	2019
FINANCING ACTIVITIES
Proceeds from long-term debt	$14,750	—	$368,300
Proceeds from revolving credit facility due to owners and affiliates	6,000	21,750	3,500
Repayment of long-term debt	(44,432)	(44,660)	(342,416)
Payment of debt issuance costs	(4,513)	—	(5,797)
Repayment of revolving credit facility due to owners and affiliates	—	—	(34,000)
Repayment of customer loan for funding of value added liability on import	—	—	(438)
Net proceeds from issuance of common units	818	—	1,029
Net proceeds from issuance of Series A preferred units	8,318	3,174	13,065
Cash distributions to limited partners and preferred unitholders	(46,333)	(74,886)	(73,804)
Repayment of indemnifications received from Höegh LNG	—	—	(64)
Net cash provided by (used in) financing activities	$(65,392)	(94,622)	$(70,625)

Increase (decrease) in cash, cash equivalents and restricted cash	10,880	(8,805)	14,358
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(23)	49	7
Cash, cash equivalents and restricted cash, beginning of period	51,063	59,819	45,454
Cash, cash equivalents and restricted cash, end of period	$61,920	51,063	$59,819

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the consolidated balance sheets for the years ended December 31, 2021, 2020 and 2019

	2021	2020	2019	2018
Cash and cash equivalents	$42,519	31,770	39,126	$26,326
Restricted cash - current asset	8,410	7,198	8,066	6,003
Restricted cash - non-current asset	10,991	12,095	12,627	13,125
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$61,920	51,063	59,819	$45,454

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

The Neptune and the Cape Ann operate under long-term time charters with expiration dates in 2029 and 2030, respectively, and, in each case, with an option for the charterer, Global LNG Supply SA, as novated to Total Gas & Power Ltd. in February 2020, both subsidiaries of Total S.A. (“Total”), to extend for up to one additional period of ten years or two additional periods of five years each. The PGN FSRU Lampung, operates under a long term time charter which started in July 2014 with an expiration date in 2034, with an option for the charterer to extend for up to two additional periods of five years each, and uses the Mooring that was constructed, installed and sold to the charterer, PT PGN LNG Indonesia (“PGN LNG”), a subsidiary of PT Perusahaan Gas Negara (Persero) Tbk (“PGN”), a subsidiary of PT Pertamina, a government-controlled, Indonesian oil and gas producer, natural gas transportation and distribution company. The Höegh Gallant operated under a long term time charter which started in April 2015 and expired in April 2020 with Hoegh LNG Egypt LLC (“EgyptCo”), a subsidiary of Höegh LNG. On February 27, 2020, the Partnership exercised its right pursuant to an option agreement to cause Höegh LNG or its subsidiary to charter the Höegh Gallant from the expiration of the EgyptCo charter until July 2025. On April 30, 2020, the Partnership entered into a lease and maintenance agreement with another subsidiary of Höegh LNG for the time charter of the Höegh Gallant (the “Suspended Gallant Charter”). On September 23, 2021, the Partnership entered into agreements with subsidiaries of New Fortress Energy Inc (“New Fortress”) to charter the Höegh Gallant primarily for FSRU operations for a period of ten years, with FSRU operations commencing on March 20, 2022 (the “NFE Charter”). From November 26, 2021 until the FSRU operations commenced, New Fortress chartered the vessel for LNG carrier operations. The Partnership has also entered into an agreement to suspend the Suspended Gallant Charter, with effect from the commencement of the NFE Charter, and a make-whole agreement (together, the “Suspension and Make-Whole Agreements”) pursuant to which Höegh LNG’s subsidiary will compensate the Partnership monthly for the difference between the charter rate earned under the NFE Charter and the charter rate earned under the Suspended Gallant Charter with the addition of a modest increase until July 31, 2025, the original expiration date of the Suspended Gallant Charter. The Höegh Grace operates under a long term time charter which started in December 2016 with Sociedad Portuaria El Cayao S.A. E.S.P. (“SPEC”). SPEC is owned 51% by Promigas S.A. ESP, a Colombian company focused on the transportation and distribution of natural gas, and 49% by private equity investors. The non-cancellable charter period of 10 years ends in December 2026. The initial term of the charter is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if SPEC waives its rights to terminate in year 10 within a certain deadline, the Partnership will not be able to exercise its right to terminate in year 10.

The following table lists the entities included in these consolidated financial statements and their purpose as of December 31, 2021.

Jurisdiction of
Incorporation
Name	or Registration	Purpose
Höegh LNG Partners LP	Marshall Islands	Holding Company
Höegh LNG Partners Operating LLC (100% owned)	Marshall Islands	Holding Company
Hoegh LNG Services Ltd (100% owned) (1)	United Kingdom	Administration Services Company
Hoegh LNG Lampung Pte. Ltd. (100% owned)	Singapore	Owns 49% of PT Hoegh LNG Lampung
PT Hoegh LNG Lampung (49% owned) (2)	Indonesia	Owns PGN FSRU Lampung
SRV Joint Gas Ltd. (50% owned) (3)	Cayman Islands	Owns Neptune
SRV Joint Gas Two Ltd. (50% owned) (3)	Cayman Islands	Owns Cape Ann
Hoegh LNG Cyprus Limited (100% owned)	Cyprus	Owns Höegh Gallant
Hoegh LNG Cyprus Limited Egypt Branch (100% owned)	Egypt	Branch of Hoegh LNG Cyprus Limited
Höegh LNG Colombia Holding Ltd. (100% owned)	Cayman Islands	Owns 100% of Höegh LNG FSRU IV Ltd. and Höegh LNG Colombia S.A.S.
Höegh LNG FSRU IV Ltd. (100% owned)	Cayman Islands	Owns Höegh Grace
Höegh LNG Colombia S.A.S. (100% owned)	Colombia	Operating Company
Höegh LNG Gallant Limited (100% owned)	Cayman Islands	Dormant entity
Hoegh LNG Jamaica Limited (100% owned)	Jamaica	Operating Company
FSRU Finance Ltd. (100% owned)	Bermuda	Dormant entity
(1)	Hoegh LNG Services Ltd is in the process of winding up.
(2)	PT Hoegh LNG Lampung is a variable interest entity, which is controlled by Hoegh LNG Lampung Pte. Ltd. and is, therefore, 100% consolidated in the consolidated financial statements.
(3)	The remaining 50% interest in each joint venture is owned by Mitsui O.S.K. Lines, Ltd. and Tokyo LNG Tanker Co.

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

Based upon the criteria set forth in US GAAP, the Partnership has determined that PT Hoegh LNG Lampung is a VIE, as the equity holders, through their equity investments, may not participate fully in the entity’s expected residual returns and substantially all of the entity’s activities either involve, or are conducted on behalf of, the Partnership. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of PT Hoegh LNG Lampung are included in the consolidated financial statements. Dividends may only be paid if the retained earnings are positive and a statutory reserve has been established equal to 20% of its paid-up capital under Indonesian law. PT Hoegh LNG Lampung had not established the required statutory reserves as of December 31, 2021 and 2020. Therefore, PT Hoegh LNG Lampung cannot make dividend payments under Indonesian law. Under the Lampung facility, there are limitations on cash dividends and intercompany loan distributions that can be made to the Partnership. Refer to note 12. As of December 31, 2021 and 2020, restricted net assets of the consolidated subsidiaries were $185.0 million and $179.9 million, respectively.

The Partnership has determined that Hoegh LNG Cyprus Limited is a VIE, as the equity investment does not provide sufficient equity to permit the entity to finance its activities without financial support. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives all the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of Hoegh LNG Cyprus Limited are included in the consolidated financial statements. Under Cyprus law, dividends may only be distributed out of profits and not from the share capital of the company. As of December 31, 2021 and 2020, restricted net assets of the consolidated subsidiaries were $0.0 million.

The Partnership has also determined that Höegh LNG Colombia Holding Ltd. is a VIE since the entity would not be able to finance its activities without financial support and financial guarantees under its subsidiary’s facility to finance the Höegh Grace. The Partnership is the primary beneficiary, as it has the power to make key operating decisions considered to be most significant to the VIE and receives the majority of the expected benefits or expected losses. Therefore, 100% of the assets, liabilities, revenues and expenses of Höegh LNG Colombia Holding Ltd., and subsidiaries, are included in the consolidated financial statements. Under Cayman Islands law, dividends may only be paid out of profits or capital reserves if the entity is solvent after the distributions. As of December 31, 2021 and 2020, restricted net assets of the consolidated subsidiaries were $0.0 million.

Dividends and other distributions from Hoegh LNG Cyprus Limited, Höegh LNG Colombia Holding Ltd. and Höegh LNG FSRU IV Ltd. may only be distributed if after the dividend payment, the Partnership would remain in compliance with the financial covenants under the $385 million facility. Refer to note 12.

In addition, the Partnership has determined that the two joint ventures, SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd., are VIEs since each entity did not have a sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support. The entities have been financed with third party debt and subordinated shareholder loans. The Partnership is not the primary beneficiary, as the Partnership cannot make key operating decisions considered to be most significant to the VIEs but has joint control with the other equity holders. Therefore, the joint ventures are accounted for under the equity method of accounting as the Partnership has significant influence. The Partnership’s carrying value is recorded in advances to joint ventures and accumulated earnings (losses) of joint ventures in the consolidated balance sheets. For SRV Joint Gas Ltd., the Partnership had a receivable for the advances of $6.6 million and $3.3 million as of December 31, 2021 and 2020, respectively. The Partnership’s accumulated earnings, or its share of net assets, was $17.7 million and $5.5 million, respectively, as of December 31, 2021 and 2020. The Partnership’s carrying value for SRV Joint Gas Two Ltd. consists of a receivable for the advances of $0.9 million and $0.9 million as of December 31, 2021 and 2020, respectively. The Partnership’s accumulated earnings, or its share of net assets, was $18.0 million and $4.2 million, respectively, as of December 31, 2021 and 2020. The major reason that the Partnership has had low accumulated earnings in the joint ventures and the major reason that the Partnership has had accumulated losses in the joint ventures, or net liabilities, in previous years is due to the fair value adjustments for the interest rate swaps recorded as liabilities on the balance sheets of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. and eliminations for consolidation to the balance sheet. The maximum exposure to loss is the carrying value of the receivables, which is subordinated to the joint ventures’ long-term bank debt, the investments in the joint ventures (accumulated earnings or losses), as the shares are pledged as security for the joint ventures’ long-term bank debt, and Höegh LNG’s commitment under long-term bank loan agreements to fund its share of drydocking costs and remarketing efforts in the event of an early termination of the charters. If the charters terminate for any reason that does not result in a termination fee, the joint ventures’ long-term bank debt would be subject to mandatory repayment. Dividend distributions require a) agreement of the other joint venture owners; b) fulfilment of requirements of the long-term bank loans; c) and under Cayman Islands law may be paid out of profits or capital reserves subject to the joint venture being solvent after the distribution.

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

Performance obligations:

The Partnership determined that its time charter contracts contain a lease and a performance obligation for the provision of time charter services. The lease of the vessel, representing the use of the vessel without any associated performance obligations or warranties, is accounted for in accordance with the provisions of Accounting Standards Codification (“ASC”) 842, Leases.

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

Contract terms, determination of transaction price and allocation to performance obligations:

As of December 31, 2021, the Partnership’s time charter contracts for all FSRUs, except the Höegh Gallant, included day rates or hire rates and warranty provisions with the following components:

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

The Suspended Gallant Charter had a single day rate intended to cover all of the elements listed above. In addition, the Suspended Gallant Charter included a provision for off-hire for scheduled maintenance. The NFE Charter includes a fixed daily rate of hire and service fees. The joint ventures’ time charter contracts also provide for upfront payments for variable costs for certain vessel modifications, drydocking costs, other additions to equipment or spare parts.

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

The lease component of time charters that are accounted for as operating leases is recognized on a straight-line basis over the term of the charter. The Höegh Gallant’s time charter, the Suspended Gallant Charter, which had a five-year lease term, is accounted for as an operating lease. The NFE Charter, which has a ten-year lease term, is accounted for as an operating lease. The Höegh Grace’s time charter contracts, which have a non-cancellable charter period of ten years, are accounted for as an operating lease. Under one of the time charter contracts, the contract provides for additional variable payments, including a finance component, over the initial term depending upon the actual commencement date of the contract within a defined window of potential commencement dates. The variable payments are considered directly related to the lease performance obligation. The revenue, excluding the financing component, is recognized over the initial 10-year term. Payments made by the charterer directly to the tax authorities on behalf of the subsidiaries for final income tax directly related to the provision of the lease is recorded as a component of lease revenues. The amount of non-cash revenue is disclosed separately in the consolidated statement of cash flows.

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

Investments in accumulated earnings or losses of and advances to joint ventures

Investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for the Partnership’s proportionate share of earnings or losses and dividend distributions. As of December 31, 2021 and 2020, the Partnership had an accumulated share of earnings and the balance is classified on the consolidated balance sheet as an asset on the line accumulated earnings of joint ventures.

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

Drydocking expenditures are capitalized when incurred and amortized over the period until the next anticipated drydocking. For vessels that are newly built, the “built-in overhaul” method of accounting is applied. Under the built-in overhaul method, costs of the newbuilding are segregated into costs that should be depreciated over the useful life of the vessel and costs that require drydocking at periodic intervals. The drydocking component is amortized until the date of the first drydocking following the delivery, upon which the actual drydocking cost is capitalized and the process is repeated. Costs of drydocking incurred to meet regulatory requirements or improve the vessel’s operating efficiency, functionality or safety are generally capitalized. Costs incurred related to routine repairs and maintenance performed during drydocking are expensed.

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

The intangible for the above market value of the time charter contract associated with the Höegh Gallant was amortized to time charter revenue on a straight line basis over the remaining term of the contract of approximately 3.4 years as of the acquisition date. On February 27, 2020, the Partnership exercised its right pursuant to an option agreement to cause Höegh LNG or its subsidiary to charter the Höegh Gallant from the expiration of its initial charter until July 2025. On April 30, 2020 the Partnership entered into the Suspended Gallant Charter which commenced on May 1, 2020 and was suspended on March 20, 2022. The Partnership has also entered into the Suspension and Make-Whole Agreements pursuant to which Höegh LNG’s subsidiary will compensate the Partnership monthly for the difference between the charter rate earned under the NFE Charter and the charter rate earned under the Suspended Gallant Charter with the addition of a modest increase until July 31, 2025, the original expiration date of the Suspended Gallant Charter. The intangible for the option for the time charter extension is amortized on a straight line basis over the extension period starting on May 1, 2020, subsequent to impairment testing for recoverability in the preceding periods.

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

Right-of-use assets and lease liability

Contracts are assessed to determine whether a contract contains a lease at inception of the contract. The assessment involves the exercise of judgment about whether it depends on a specified asset, whether the Partnership obtains substantially all of the economic benefits from the use of that asset, and whether the Partnership has the right to direct the use of the asset. The Partnership does not separate lease components from non-lease components as lessee. The Partnership recognizes a right-of-use asset and a lease liability at the lease commencement date, except for short-term leases of 12 months or less, which are expensed on a straight-line basis over the lease term.

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

For interest rate swaps qualifying as cash flow hedges, the fair value of the portion of the derivative instruments included in the assessment of hedge effectiveness (“hedge effectiveness”) and the initial fair value of the hedge component excluded from hedge effectiveness are initially recorded in accumulated other comprehensive income as a component of total equity. Subsequent changes in fair value for the portion of the derivative instruments included in hedge effectiveness are recorded in other comprehensive income. In the periods when the hedged items affect earnings (interest expense is incurred for floating interest rate debt), those amounts are transferred from accumulated other comprehensive income to the same line (interest expense) in the consolidated statement of income as the earnings effect of the hedged item. The initial fair value component excluded from hedge effectiveness is amortized to earnings over the life of the hedging instrument. The amortization is recognized on the same line (interest expense) in the consolidated statement of income as the earnings effect of the hedged item. Any difference in the change in fair value of the hedge components excluded from hedge effectiveness and the amount recognized in earnings is recorded as a component of other comprehensive income. Other comprehensive income also includes the Partnership’s share of fair value changes for derivative instruments qualifying as cash flow hedges for the joint ventures which are accounted for under the equity accounting method.

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

Use of estimates

The preparation of financial statements in accordance with US GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates subject to such estimates and assumptions include revenue recognition, the useful lives of vessels, drydocking, loss contingencies and the value of derivative instruments.

Recently adopted accounting pronouncements

On January 1, 2021, the Partnership adopted the Financial Accounting Standards Board’s (“FASB”) revised guidance on Income Taxes - Simplifying the Accounting for Income Taxes. The revised guidance eliminates certain exceptions to the guidance related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. This revised guidance has not had a material impact on the Partnership's consolidated financial statements and related disclosures.

Recently issued accounting pronouncements

In March 2020, FASB issued final guidance for Reference Rate Reform to provide temporary optional expedients and exceptions to the guidance in US GAAP on contract modifications and hedge accounting to ease the financial reporting burdens related to the expected market transition from the London Interbank Offered Rate (LIBOR) and other interbank offered rates to alternative reference rates. For all types of hedging relationships, the guidance allows an entity to change the reference rate and other critical terms related to reference rate reform without having to dedesignate the relationship. In January 2021, FASB issued an update to the guidance from 2020 to clarify its scope. The guidance is effective upon issuance through December 31, 2022. The Partnership is evaluating the impact of this revised guidance on its consolidated financial statements for the expected transitions from LIBOR to alternative reference rates.

In October 2021, FASB issued final amendments to ASC 805, Business Combinations, that create an exception to the general recognition and measurement principle for contract assets and contract liabilities from contracts with customers acquired in a business combination. Under this exception, an acquirer applies ASC 606, Revenue from Contracts with Customers, to recognize and measure contract assets and contract liabilities on the acquisition date. ASC 805 generally requires the acquirer in a business combination to recognize and measure the assets it acquires and the liabilities it assumes at fair value on the acquisition date. The ASU applies to all contract assets and contract liabilities acquired in a business combination that result from contracts accounted for under the principles in ASC 606. The ASU does not affect the accounting for customer or contract-related intangible assets recognized in a business combination. It also does not apply to other assets or liabilities that may be recognized under ASC 606. The ASU is effective for fiscal years beginning after December 15, 2022 and interim periods therein for public business entities. The new guidance is not expected to materially impact the Partnership.

Other recently issued accounting pronouncements are not expected to materially impact the Partnership.

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

For the years ended December 31, 2021, 2020 and 2019, Majority held FSRUs includes the financing lease related to the PGN FSRU Lampung and the operating leases related to the Höegh Gallant and the Höegh Grace.

For the years ended December 31, 2021, 2020 and 2019, Joint venture FSRUs include two 50% owned FSRUs, the Neptune and the Cape Ann, that operate under long term time charters with one charterer.

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

In time charters, the charterer, not the Partnership, controls the choice of locations or routes the FSRUs serve. Accordingly, the presentation of information by geographical region is not meaningful. The following tables include the results for the segments for the years ended December 31, 2021, 2020 and 2019.

	Year ended December 31, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$141,260	42,531	—	183,791	(42,531)	(1)	$141,260
Total revenues	141,260	42,531	—	183,791			141,260
Operating expenses	(33,718)	(8,214)	(7,537)	(49,469)	8,214	(1)	(41,255)
Equity in earnings (losses) of joint ventures	—	—	—	—	25,836	(1)	25,836
Segment EBITDA	107,542	34,317	(7,537)	134,322
Depreciation and amortization	(20,418)	(9,958)	—	(30,376)	9,958	(1)	(20,418)
Operating income (loss)	87,124	24,359	(7,537)	103,946			105,423
Gain (loss) on derivative instruments	—	12,048	—	12,048	(12,048)	(1)	—
Other financial income (expense), net	(12,957)	(10,571)	(16,181)	(39,709)	10,571	(1)	(29,138)
Income (loss) before tax	74,167	25,836	(23,718)	76,285			76,285
Income tax expense	(16,290)	—	—	(16,290)	—		(16,290)
Net income (loss)	$57,877	25,836	(23,718)	59,995	—		$59,995
Preferred unitholders’ interest in net income	—	—	—	—	15,508	(2)	15,508
Limited partners’ interest in net income (loss)	$57,877	25,836	(23,718)	59,995	(15,508)	(2)	$44,487
(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs net income (loss) to Equity in earnings (losses) of joint ventures.
(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

	As of December 31, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Vessels, net of accumulated depreciation	$602,289	232,308	—	834,597	(232,308)	(1)	$602,289
Net investment in financing lease	269,288	—	—	269,288	—		269,288
Goodwill	251	—	—	251	—		251
Advances to joint ventures	—	—	7,511	7,511	—		7,511
Total assets	975,286	266,336	28,722	1,270,344	(266,336)	(1)	1,004,008
Accumulated earnings of joint ventures	—	—	50	50	35,658	(1)	35,708
Expenditures for vessels & equipment	—	—	—	—	—	(2)	—
Expenditures for drydocking	3,062	6	—	3,068	(6)	(2)	3,062
Principal repayment financing lease	4,969	—	—	4,969	—		4,969
Amortization of above market contract	$2,755	—	—	2,755	—		$2,755
(1)	Eliminates the proportional share of the Joint venture FSRUs’ Vessels, net of accumulated depreciation, and Total assets and reflects the Partnership’s share of net assets (assets less liabilities) of the Joint venture FSRUs as Accumulated earnings of joint ventures.

(2)	Eliminates the Joint venture FSRUs’ Expenditures for vessels & equipment and drydocking to reflect the consolidated expenditures of the Partnership.

	Year ended December 31, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$143,095	43,572	—	186,667	(43,572)	(1)	$143,095
Total revenues	143,095	43,572	—	186,667			143,095
Operating expenses	(27,462)	(9,452)	(6,350)	(43,264)	9,452	(1)	(33,812)
Equity in earnings (losses) of joint ventures	—	—	—	—	6,420	(1)	6,420
Segment EBITDA	115,633	34,120	(6,350)	143,403
Depreciation and amortization	(20,937)	(9,965)	—	(30,902)	9,965	(1)	(20,937)
Operating income (loss)	94,696	24,155	(6,350)	112,501			94,766
Gain (loss) on derivative instruments	—	(6,073)	—	(6,073)	6,073	(1)	—
Other financial income (expense), net	(9,072)	(11,662)	(16,985)	(37,719)	11,662	(1)	(26,057)
Income (loss) before tax	85,624	6,420	(23,335)	68,709			68,709
Income tax expense	(5,564)	—	—	(5,564)	—		(5,564)
Net income (loss)	$80,060	6,420	(23,335)	63,145	—		$63,145
Preferred unitholders’ interest in net income	—	—	—	—	14,802	(2)	14,802
Limited partners’ interest in net income (loss)	$80,060	6,420	(23,335)	63,145	(14,802)	(2)	$48,343
(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs net income (loss) to Equity in earnings (losses) of joint ventures.
(2)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

	As of December 31, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Vessels, net of accumulated depreciation	$619,620	242,226	—	861,846	(242,226)	(1)	$619,620
Net investment in financing lease	274,257	—	—	274,257	—		274,257
Goodwill	251	—	—	251	—		251
Advances to joint ventures	—	—	4,153	4,153	—		4,153
Total assets	969,278	267,003	12,532	1,248,813	(267,003)	(1)	981,810
Accumulated earnings of joint ventures	—	—	50	50	9,640	(1)	9,690
Expenditures for vessels & equipment	8	75	—	83	(75)	(2)	8
Expenditures for drydocking	—	2	—	2	(2)	(2)	—
Principal repayment financing lease	4,551	—	—	4,551	—		4,551
Amortization of above market contract	$3,052	—	—	3,052	—		$3,052
(1)	Eliminates the proportional share of the Joint venture FSRUs’ Vessels, net of accumulated depreciation, and Total assets and reflects the Partnership’s share of net assets (assets less liabilities) of the Joint venture FSRUs as Accumulated earnings of joint ventures.
(2)	Eliminates the Joint venture FSRUs’ Expenditures for vessels & equipment and drydocking to reflect the consolidated expenditures of the Partnership.

	Year ended December 31, 2019
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$145,321	42,433	—	187,754	(42,433)	(1)	$145,321
Other revenue	115	—	—	115	—	(1)	115
Total revenues	145,436	42,433	—	187,869			145,436
Operating expenses (2)	(34,266)	(9,044)	(6,465)	(49,775)	9,044	(1)	(40,731)
Equity in earnings (losses) of joint ventures	—	—	—	—	6,078	(1)	6,078
Segment EBITDA	111,170	33,389	(6,465)	138,094
Depreciation and amortization	(21,477)	(10,030)	—	(31,507)	10,030	(1)	(21,477)
Operating income (loss)	89,693	23,359	(6,465)	106,587			89,306
Gain (loss) on debt extinguishment	1,030	—	—	1,030	—	(1)	1,030
Gain (loss) on derivative instruments	—	(5,209)	—	(5,209)	5,209		—
Other financial income (expense), net	(12,511)	(12,072)	(17,809)	(42,392)	12,072	(1)	(30,320)
Income (loss) before tax	78,212	6,078	(24,274)	60,016			60,016
Income tax benefit (expense)	(7,278)	—	3	(7,275)	—		(7,275)
Net income (loss)	$70,934	6,078	(24,271)	52,741	—		$52,741
Preferred unitholders’ interest in net income	—	—	—	—	13,850	(3)	13,850
Limited partners’ interest in net income (loss)	$70,934	6,078	(24,271)	52,741	(13,850)	(3)	$38,891
(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.
(2)	The Partnership’s Indonesian subsidiary was assessed a property tax and penalties of $3.0 million by the Indonesian authorities for the period from 2015 through 2019. The retroactive assessment was a result of the issuance of a new regulation in 2019, defining FSRUs as subject to the existing Indonesian property tax law. The property tax and penalties were recorded as a component of vessel operating expenses.
(3)	Allocates the preferred unitholders’ interest in net income to the preferred unitholders.

For the years ended December 31, 2021, 2020 and 2019, the percentage of consolidated total revenues from the following customers accounted for over 10% of the Partnership’s consolidated total revenues:

	Year ended December 31,
(in thousands of U.S. dollars)	2021	2020	2019
PT PGN LNG Indonesia	32%	33%	33%
Höegh LNG	30%	30%	31%
Sociedad Portuaria El Cayao S.A. E.S.P.	38%	37%	36%

4.   Time charter revenues and related contract balances

The Partnership presents its revenue by segment, disaggregated by revenue recognized in accordance with accounting standards on leasing and on revenue from contracts with customers for time charter services. In addition, material elements where the nature, amount, timing and uncertainty of revenue and cash flows differ from the monthly invoicing under time charter contracts are separately presented. Revenue recognized for the Majority held FSRUs includes the amortization of above market contract intangibles. Revenue recognized for Joint venture FSRUs includes the amortization of deferred revenues related to the charterer’s reimbursements for certain vessel modifications and drydocking costs. As a result, the timing of cash flows differs from monthly time charter invoicing. The Partnership believes the nature of its time charter contracts are the same, regardless of whether the contracts are accounted for as financing leases or operating leases for accounting purposes. As such, the Partnership did not apply the practical expedient in the lease guidance to combine lease and services components for operating leases because this would result in inconsistent disclosure for the time charter contracts.

The following tables summarize the disaggregated revenue of the Partnership by segment for the twelve months ended December 31, 2021, 2020 and 2019:

	Year ended December 31, 2021
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)	reporting
Lease revenues, excluding amortization (2)	$86,540	25,690	—	112,230	(25,690)	$86,540
Time charter service revenues, excluding amortization	57,475	14,109	—	71,584	(14,109)	57,475
Amortization of above market contract intangibles	(2,755)	—	—	(2,755)	—	(2,755)
Amortization of deferred revenue for modifications & drydock	—	2,732	—	2,732	(2,732)	—
Total revenues (4)	$141,260	42,531	—	183,791	(42,531)	$141,260

	Year ended December 31, 2020
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)	reporting
Lease revenues, excluding amortization (2)	$87,948	25,760	—	113,708	(25,760)	$87,948
Time charter service revenues, excluding amortization	58,199	15,098	—	73,297	(15,098)	58,199
Amortization of above market contract intangibles	(3,052)	—	—	(3,052)	—	(3,052)
Amortization of deferred revenue for modifications & drydock	—	2,714	—	2,714	(2,714)	—
Total revenues (4)	$143,095	43,572	—	186,667	(43,572)	$143,095

	Year ended December 31, 2019
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)	reporting
Lease revenues, excluding amortization (2)	$88,889	25,690	—	114,579	(25,690)	$88,889
Time charter service revenues, excluding amortization	60,063	14,095	—	74,158	(14,095)	60,063
Amortization of above market contract intangibles	(3,631)	—	—	(3,631)	—	(3,631)
Amortization of deferred revenue for modifications & drydock	—	2,648	—	2,648	(2,648)	—
Other revenue (3)	115	—	—	115	—	115
Total revenues (4)	$145,436	42,433	—	187,869	(42,433)	$145,436
(1)	Eliminations reverse the proportional amounts of revenue for Joint venture FSRUs to reflect the consolidated revenues included in the consolidated income statement. The Partnership’s share of the Joint venture FSRUs revenues is included in Equity in earnings (losses) of joint ventures on the consolidated income statement.
(2)	The financing lease revenues comprise about one-fourth of the total lease revenues for the years ended December 31, 2021, 2020 and 2019.
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

The consolidated trade receivables, contract assets, contract liabilities and refund liabilities included in the table below exclude the balances for the Joint venture FSRUs. The Partnership’s share of net assets in the Joint venture FSRUs is recorded in the consolidated balance sheet using the equity method on the line Accumulated earnings in joint ventures.

The following table summarizes the allocation of consolidated receivables between lease and service components:

	As of December 31,
(in thousands of U.S. dollars)	2021	2020
Trade receivable for lease	$5,260	$2,608
Trade receivable for time charter services	5,953	1,506
Allowance for expected credit losses	(60)	(60)
Total trade receivable and amounts due from affiliates	$11,153	$4,054

Refer to note 2 for information related to the allowance for expected credit losses recorded on January 1, 2020. For the years ended December 31, 2021, there was no change in the allowance for expected credit losses following the cumulative effect of adopting the new standard.

The following table summarizes the consolidated contract assets, contract liabilities and refund liabilities to customers, as of December 31, 2021 and 2020:

	Services related
	Contract	Refund liability
(in thousands of U.S. dollars)	asset	to charters
Balance January 1, 2021	$261	$(891)
Additions	402	(2,746)
Reduction for receivables recorded	—	(339)
Balance December 31, 2021	$663	$(3,976)

	Services related
	Contract	Refund liability
(in thousands of U.S. dollars)	asset	to charters
Balance January 1, 2020	$279	$(125)
Additions	—	(841)
Reduction for receivables recorded	(18)	—
Reduction for revenue recognized (excluding amortization)	—	10
Reduction for revenue recognized from previous years	—	48
Repayments of refund liabilities to charterer	—	17
Balance December 31, 2020	$261	$(891)

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

During the year ended December 31, 2020 the major changes in the refund liability to charterers related mainly to a tax audit for the Partnership and its Indonesian subsidiary’s 2019 tax return completed in June 2021. The Partnership and its Indonesian subsidiary disagree with the conclusion of the tax audit and the Indonesian subsidiary filed an Objection Request with the Central Jakarta Regional Tax Office on September 24, 2021. The total tax expense, including fees, of $2.7 million is reimbursed to the charterer. Refer to notes 6 and 17 for information on the tax audit completed in 2021 for the Partnership and its Indonesian subsidiary’s 2019 tax return.

Minimum contractual future revenues:

As of December 31, 2021, the minimum contractual future revenues to be received under the time charters for the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace during the next five years and thereafter are as follows:

(in thousands of U.S. dollars)	Service related	Lease related	Total
2022	$32,369	90,441	$122,810
2023	32,369	90,441	122,810
2024	32,369	90,441	122,810
2025	31,093	86,777	117,870
2026	28,562	79,296	107,858
Thereafter	128,223	343,250	471,473
Total - undiscounted	$284,985	780,646	$1,065,631
Operating lease		$405,634
Financing lease		375,012
Discounting effect		(152,222)
Financing lease receivable		$222,790

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

The long-term time charter for the Höegh Gallant had an initial term of five years from April 2015 and the contract expired in 2020. On February 27, 2020, the Partnership exercised its right to an option agreement to cause Höegh LNG or its subsidiary to charter the Höegh Gallant from the expiration or termination of the initial five-year charter until July 2025 at a rate equal to 90% of the rate payable pursuant to the current charter plus any incremental taxes or operating expenses as a result of the new charter. On April 30, 2020, the Partnership entered into the Suspended Gallant Charter with Höegh LNG for the Höegh Gallant. The Suspended Gallant Charter commenced on May 1, 2020. The lease element of the time charter was accounted for as an operating lease. On September 23, 2021 the Partnership entered into agreements with subsidiaries of New Fortress to charter the Höegh Gallant primarily for FSRU operations for a period of ten years, with commencement of the FSRU operations on March 20, 2022. From November 26, 2021 until the FSRU operations commenced, New Fortress chartered the vessel for LNG carrier operations. The Partnership has also entered into an agreement to suspend the Suspended Gallant Charter, with effect from the commencement of the NFE Charter, the Suspension and Make-Whole Agreements, pursuant to which Höegh LNG’s subsidiary will compensate the Partnership monthly for the difference between the charter rate earned under the NFE Charter and the charter rate earned under the Suspended Gallant Charter with the addition of a modest increase until July 31, 2025, the original expiration date of the Suspended Gallant Charter. Afterwards, the Partnership will continue to receive the charter rate agreed with New Fortress for the remaining term of the NFE Charter.

The minimum contractual future revenues in the table above include the fixed payments for the lease element and the services element which also covers the vessel operating expenses and taxes. The minimum contractual future revenues do not include the unexercised option of one additional year.

The long-term time charter for the Höegh Grace has an initial term of 20 years and the contract expires in 2036. The minimum contractual future revenues in the table above include the fixed payments for the lease element and services element but exclude the variable fees from the charterer for vessel operating expenses and reimbursement of certain taxes. The non-cancellable charter period is 10 years. The initial term of the lease is 20 years. However, each party has an unconditional option to cancel the charter after 10 and 15 years without penalty. However, if the charterer waives its right to terminate in year 10 within a certain deadline, the Partnership will not be able to exercise its right to terminate in year 10. The charterer has an option to purchase the Höegh Grace at a price specified in the Höegh Grace charter in year 15 and year 20 of such charter. The minimum contractual future revenues do not include the unexercised purchase option price. Only the non-cancellable lease period is included in the minimum contractual future revenues.

Net investment in financing lease:

The lease element of time charter hire for the PGN FSRU Lampung is recognized over the lease term using the effective interest rate method and is included in time charter revenues. The financing lease is reflected on the consolidated balance sheets as net investment in financing lease, a receivable, as follows:

	As of December 31,
(in thousands of U.S. dollars)	2021	2020
Minimum lease payments	$589,074	$589,074
Unguaranteed residual value	146,000	146,000
Unearned income	(440,345)	(440,345)
Initial direct cost, net	3,095	3,095
Net investment in financing lease at origination	297,824	297,824
Principal repayment and amortization	(28,440)	(23,471)
Allowance for credit loss	(96)	(96)
Net investment in financing lease at period end	269,288	274,257
Less: Current portion	(5,426)	(4,969)
Long term net investment in financing lease	$263,862	$269,288

Net investment in financing lease consists of:
Financing lease receivable	$222,790	$231,725
Unguaranteed residual value	46,498	42,532
Net investment in financing lease at period end	$269,288	$274,257

For the years ended December 31, 2021 and 2020, there was no change in the allowance for expected credit losses following the cumulative effect of adopting the standard on Financial Instruments – Credit Losses: Measurement of Credit Losses, on January 1, 2020. Refer to note 2 for information on trade receivables and allowance for expected credit losses.

5.   Financial income (expense), net

The components of financial income (expense), net are as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2021	2020	2019
Interest income	$553	605	$947
Interest expense:
Interest expense	(19,901)	(21,830)	(24,929)
Amortization and gain (loss) on cash flow hedge	(274)	(173)	(21)
Commitment fees	(977)	(138)	(381)
Amortization of debt issuance cost	(5,677)	(2,289)	(2,361)
Total interest expense	(26,829)	(24,430)	(27,692)
Gain (loss) on debt extinguishment	—	—	1,030
Other items, net:
Foreign exchange gain (loss)	22	444	(396)
Bank charges, fees and other	(560)	(276)	(297)
Withholding tax on interest expense and other	(2,324)	(2,400)	(2,882)
Total other items, net	(2,862)	(2,232)	(3,575)
Total financial income (expense), net	$(29,138)	(26,057)	$(29,290)

Interest income related to cash balances and interest accrued on the advances to the joint ventures for each of the years ended December 31, 2021, 2020 and 2019. Refer to note 16 for additional information on the types of gains and losses on derivatives included in interest expense for the years ended December 31, 2021 and 2020. Interest expense also includes interest related to the $85 million revolving credit facility from Höegh LNG, the $385 million facility, the Lampung facility and the prior facility secured by the Höegh Grace and Höegh Gallant (the “Prior Gallant/Grace facility”) until January 31, 2019. The gain on debt extinguishment relates to the refinancing of the Prior Gallant/Grace facility until January 31, 2019. When the entities owning the Höegh Gallant and the Höegh Grace were acquired, a premium on the debt under the Gallant facility and the Grace facility was recognized. The unamortized balance was recorded as a gain when the debt was extinguished on January 31, 2019. Refer to notes 12, 14 and 15.

6.   Income tax

The components of income tax expense recognized in the consolidated statements of income are as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2021	2020	2019
Current tax (benefit) expense	$12,487	3,832	$4,126
Deferred tax (benefit) expense for
Change in temporary differences	3,293	3,144	3,341
Tax loss and tax credit carried forward	(28)	393	(196)
Impact of change in tax rates	538	(1,809)	—
Change in valuation allowance	—	4	4
Total deferred tax (benefit) expense	3,803	1,732	3,149
Total income tax (benefit) expense	$16,290	5,564	$7,275

Deferred tax (benefit) expense recognized in the consolidated statements of comprehensive income as a component of other comprehensive income (“OCI”) are as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2021	2020	2019
Cash flow hedge derivative instruments	$187	262	$389
Deferred tax (benefit) expense recognized in OCI	$187	262	$389

The reconciliation of the income before tax at the statutory rate in the Marshall Islands to the actual income tax expense for each year is as follows:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2021	2020	2019
Income before tax	$76,285	68,709	$60,016
At applicable statutory tax rate
Amount computed at corporate tax of 0%	—	—	—
Foreign tax rate differences	6,372	6,781	5,425
Permanent differences:
Tax audit: disallowance prior year interest expense	2,741	—	—
Tax audit, amended tax return and changes in uncertain tax position, net	6,326	385	558
Non-deductible interest expense	—	571	1,477
Non-deductible withholding tax	984	625	717
Non-deductible loss on derivatives	(37)	(114)	120
Tax exemptions	(13)	(13)	(13)
Non-deductible other financial items	102	(106)	194
Other non-deductible costs	237	(18)	45
Tax credits	(960)	(742)	(1,252)
Impact of change in tax rate on deferred tax assets and deferred tax liabilities	538	(1,809)	—
Adjustment for valuation allowance	—	4	4
Tax expense (benefit) for year	$16,290	5,564	$7,275

Deferred income tax assets (liabilities) are summarized as follows:

	As of
	December 31,
(in thousands of U.S. dollars)	2021	2020
Deferred tax assets:
Accrued liabilities and other payables	$177	$124
Derivative instruments	273	422
Other equipment	10	8
Tax credits carried forward	1,448	1,421
Tax loss carryforward	29	32
Valuation allowance	(29)	(32)

Deferred tax liabilities:
Accrued interest income	(5,300)	(4,575)
Accrued liabilities and other payables	(478)	(400)
Financing lease	(14,448)	(11,328)
Deferred tax assets (liabilities), net	$(18,318)	$(14,328)

The Partnership is not subject to Marshall Islands corporate income taxes. The Partnership's subsidiaries incorporated in Singapore, Indonesia, Colombia and Cyprus are subject to tax on their income, and one of the Partnership's non-Colombian subsidiaries is subject to tax on certain Colombian source income. For the years ended December 31, 2021,

2020 and 2019, the income tax expense principally related to subsidiaries in Indonesia, Singapore and Colombia. The Singapore subsidiary’s taxable income mainly arises from internal interest income. The charterer in Colombia pays certain taxes directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries that own and operate the Höegh Grace. The tax payments are a mechanism for advance collection of part of the income taxes for the Colombian subsidiary and a final income tax on Colombian source income for the non-Colombian subsidiary. The Partnership concluded these third-party payments to the tax authorities represent income taxes that must be accounted for under the guidance for income taxes. The amount of non-cash income tax expense was $889, $867 and $867 for the years ended December 31, 2021, 2020 and 2019.

In late June 2021, the tax audit for the Indonesian subsidiary’s 2019 tax return was completed. The main finding was that an internal promissory note was reclassified from debt to equity such that 100% of the accrued interest was disallowed as a tax deduction. The Partnership and its Indonesian subsidiary disagree with the conclusion of the tax audit and the Indonesian subsidiary filed an Objection Request with the Central Jakarta Regional Tax office on September 24, 2021. The audit findings result in an increase in current tax expense for the additional amount due for 2019 and an increase in the uncertain tax position for the open years that remain subject to a potential tax audit in Indonesia. The as-filed tax position for the open tax years was to take a tax deduction for the interest expense on the promissory note. The Partnership and its Indonesian subsidiary disagree with the conclusion from the tax audit to reclassify from debt to equity. However, the Partnership and its Indonesian subsidiary may not be successful in the appeal and the additional tax for 2019 of $2,741 including penalties is expensed and was paid in July 2021. Accordingly, the Indonesian subsidiary recorded an increase in the tax provision, or liability, of $9,543 during 2021 for the potential future obligation to the tax authorities for a disallowed interest deduction for the years 2017, 2018, 2020 and 2021. During 2021, the Indonesian subsidiary recorded a decrease in the tax provision of $3,217 for the expiration of the statute of limitations for 2016.

On April 1, 2022, the Partnership’s Colombian subsidiary received a notification from the Tax Administration of Cartagena assessing a penalty of approximately $1.8 million for failure to file the 2016 to 2018 ICT returns. Refer to note 17 under “Claims and Contingencies” and “Colombian Municipal Industry and Commerce Tax” for details and management’s assessment.

For the years ended December 31, 2021 and 2020, there was an increase to the uncertain tax position of $6,326 and $385, respectively, for a tax position to be taken in the 2021 and 2020 tax return which is not more-likely-than-not to be sustained. As of December 31, 2021 and 2020, the unrecognized tax benefits were $8,994 and $2,668, respectively.

Benefits of uncertain tax positions are recognized when it is more-likely-than-not that a tax position taken in a tax return will be sustained upon examination based on the technical merits of the position. Changes in the unrecognized tax benefits is summarized below:

	Year ended
	December 31,
(in thousands of U.S. dollars)	2021	2020	2019
Unrecognized tax benefits as of January 1,	$(2,668)	(2,283)	$(1,725)
Decrease related to prior year tax positions	—	—	—
Increase related to current year tax positions	(9,543)	(385)	(558)
Settlements and expiration of statute of limitations	3,217	—	—
Unrecognized tax benefits as of December 31,	$(8,994)	(2,668)	$(2,283)

Tax loss carryforwards of $229 expire between 2022 and 2025. The tax returns of Singapore and Indonesia are subject to examination for four years and five years, respectively, from the year of filing. For Colombia, tax returns are subject to examination for three years from the due date of the return. The tax returns from the years 2018 and subsequent years remain subject to review for Singapore. The tax returns from the years 2017 and subsequent years, excluding 2019, remain subject to review for Indonesia. As described above, the tax audit for the Indonesian subsidiary’s 2019 tax return was completed in June 2021. For Colombia, tax returns from the years 2018 and subsequent years remain subject to review. Refer to note 17.

7.   Prepaid expenses and other receivables

The components of prepaid expenses and other receivables are as follows:

	As of
	December 31,
(in thousands of U.S. dollars)	2021	2020
Prepaid expenses	$1,445	$2,140
Other receivables	2,327	1,743
Total other prepaid expenses and other receivables	$3,772	$3,883

8.   Investments in joint ventures

	As of
	December 31,
(in thousands of U.S. dollars)	2021	2020
Accumulated earnings of joint ventures	$35,708	$9,690

The Partnership has a 50% interest in each of SRV Joint Gas Ltd. (owner of the Neptune) and SRV Joint Gas Two Ltd. (owner of the Cape Ann). The following table presents the summarized financial information for 100% of the combined joint ventures on an aggregated basis.

	Year ended
	December 31,
(in thousands of U.S. dollars)	2021	2020	2019
Time charter revenues	$85,061	87,144	$84,865
Operating expenses	(16,427)	(18,904)	(18,088)
Depreciation and amortization	(20,532)	(20,546)	(20,524)
Impairment of long-lived assets (1)	—	—	(149)
Operating income	48,102	47,694	46,104
Unrealized gain (loss) on derivative instruments	24,096	(12,146)	(10,418)
Other financial expense, net	(21,142)	(23,324)	(24,144)
Income (loss) before tax	51,056	12,224	11,542
Income tax expense	—	—	—
Net income (loss)	$51,056	12,224	$11,542
Share of joint ventures owned	50%	50%	50%
Share of joint ventures net income (loss) before eliminations	25,528	6,112	5,771
Eliminations	308	308	307
Equity in earnings (losses) of joint ventures	$25,836	6,420	$6,078
(1)	At the completion of the class renewal survey of the Neptune, certain equipment was identified that was impaired.

	As of
	December 31,
(in thousands of U.S. dollars)	2021	2020
Cash and cash equivalents	$15,013	$13,455
Restricted cash	21,429	21,264
Other current assets	2,804	178
Total current assets	39,246	34,897
Restricted cash	13,111	14,656
Vessels, net of accumulated depreciation	478,861	499,318
Derivative instruments	1,453	—
Total long-term assets	493,425	513,974
Current portion of long-term debt	191,365	199,030
Amounts and loans due to owners and affiliates	1,113	7,278
Derivative instruments	14,065	14,687
Refund liabilities	1,920	1,040
Other current liabilities	8,460	8,811
Total current liabilities	216,923	230,846
Long-term debt	137,151	176,385
Loans due to owners and affiliates	15,022	1,737
Derivative instruments	47,320	69,618
Other long-term liabilities	30,593	36,040
Total long-term liabilities	230,086	283,780
Net assets (liabilities)	$85,662	$34,245
Share of joint ventures owned	50%	50%
Share of joint ventures net assets (liabilities) before eliminations	42,831	17,123
Eliminations	(7,123)	(7,433)
Accumulated earnings (losses) of joint ventures	$35,708	$9,690

9.   Advances to joint ventures

	As of
	December 31,
(in thousands of U.S. dollars)	2021	2020
Current portion of advances to joint ventures	$—	$3,284
Long-term advances to joint ventures	7,511	869
Advances/shareholder loans to joint ventures	$7,511	$4,153

The Partnership had advances of $6.6 million and $3.3 million due from SRV Joint Gas Ltd. as of December 31, 2021 and 2020, respectively. The Partnership had advances of $0.9 million due from SRV Joint Gas Two Ltd. for both December 31, 2021 and 2020, respectively.

The advances consist of shareholder loans where the principal amounts, including accrued interest, are repaid based on available cash after servicing of long-term bank debt. The shareholder loans were amended during the fourth quarter of 2021 and in January 2022 to extend the maturity and increase the loan amount by $1.1 million to $8.6 million in the aggregate. The shareholder loans are due not later than the 20th anniversary of the delivery date of each FSRU. The Neptune and the Cape Ann were delivered on November 30, 2009 and June 1, 2010, respectively. Accordingly, the outstanding balances on the shareholder loans are classified as non-current portion of advances to joint ventures as of December 31, 2021.

The shareholder loans are subordinated to long-term bank debt. Under terms of the shareholder loan agreements, the repayments shall be prioritized over any dividend payment to the owners of the joint ventures. The shareholder loans bear interest at a fixed rate of 8.0% per year. The other joint venture partners have, on a combined basis, an equal amount of shareholder loans outstanding at the same terms to each of the joint ventures.

The joint ventures repaid the original principal of all shareholder loans during 2016. On November 30, 2021, the SRV Joint Gas Ltd, closed the refinancing of the Neptune debt facility (the “New Neptune Facility”) which has an initial loan amount of $154 million and which is scheduled to be fully amortized with quarterly debt service over a period of 8 years based on annuity repayment profile. The New Neptune Facility replaces the balloon amount of $169 million that was repaid under the previous debt facility secured by the Neptune. The difference in the loan amount was mainly financed by cash held by SRV Joint Gas Ltd and subordinated shareholder loans from the shareholders, including a new subordinated shareholder loan of $3.0 million from the Partnership made in the fourth quarter of 2021. As of December 31, 2021 and 2020, the outstanding balances consist of accrued interest on the shareholder loans and a new subordinated loan.

As of September 30, 2017, the joint ventures suspended payments on the shareholder loans pending the outcome of the boil-off claim. Accordingly, the outstanding balance on the shareholder loans was classified as long-term as of December 31, 2019. As of April 1, 2020, the joint ventures reached an agreement on the boil-off claim requiring full settlement during 2020. The first instalment of the settlement was paid by the joint ventures in April 2020 and the second and final instalment of the settlement was paid by the joint ventures in December 2020. Refer to note 17 under “Joint ventures boil-off settlement.” The shareholder loans are subordinated to long-term bank debt and the repayment plan is subject to quarterly discretionary revisions based on available cash after servicing of the long-term bank debt and meeting a 1.20 historical and projected debt service coverage ratio. As of December 31, 2021, both the 1.20 historical and projected debt service coverage ratios were met by SRV Joint Gas Ltd and SRV Joint Gas Two Ltd. As a result, both SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. qualify to make payments on the shareholder loans or other distributions.

10.   Vessels and other equipment

		Dry-
(in thousands of U.S. dollars)	Vessel	docking	Total
Historical cost December 31, 2019	$706,898	9,774	$716,672
Additions	8	—	8
Historical cost December 31, 2020	706,906	9,774	716,680
Depreciation for the year	(19,398)	(1,421)	(20,819)
Accumulated depreciation December 31, 2020	(89,662)	(7,398)	(97,060)
Vessels, net December 31, 2020	617,244	2,376	619,620

Historical cost December 31, 2020	706,906	9,774	716,680
Additions	—	3,062	3,062
Historical cost December 31, 2021	706,906	12,836	719,742
Depreciation for the year	(19,399)	(994)	(20,393)
Accumulated depreciation December 31, 2021	(109,061)	(8,392)	(117,453)
Vessels, net December 31, 2021	$597,845	4,444	$602,289

As of December 31, 2021, other equipment consists principally of office equipment, computers and a right-of-use-asset. Other equipment of $199 and $308 is recorded net of accumulated depreciation of $176 and $260 in the consolidated balance sheet as of December 31, 2021 and 2020, respectively. As of December 31, 2021 and 2020, the right-of-use assets and lease liability for operating leases was $77 and $61, respectively. Depreciation expense for other equipment was $25, $118 and $307 for the years ended December 31, 2021, 2020 and 2019, respectively.

11.   Intangibles and goodwill

		Option
	Above	for time
	market time	charter	Total
(in thousands of U.S. dollars)	charter	extension	Intangibles	Goodwill	Total
Historical cost December 31, 2019	$22,760	8,000	30,760	251	$31,011
Amortization for the year	(2,030)	(1,022)	(3,052)	—	(3,052)
Accumulated amortization, December 31, 2020	(15,933)	(1,022)	(16,955)	—	(16,955)
Intangibles and goodwill, December 31, 2020	6,827	6,978	13,805	251	14,056

Historical cost December 31, 2020	22,760	8,000	30,760	251	31,011
Additions	—	—	—	—	—
Historical cost December 31, 2021	22,760	8,000	30,760	251	31,011
Amortization for the year	(1,232)	(1,523)	(2,755)	—	(2,755)
Accumulated amortization, December 31, 2021	(17,165)	(2,545)	(19,710)	—	(19,710)
Intangibles and goodwill, December 31, 2021	$5,595	5,455	11,050	251	$11,301

The following table presents estimated future amortization expense for the intangibles:

(in thousands of U.S. dollars)	Total
2022	$2,755
2023	2,755
2024	2,762
2025	2,116
2026	$662

12.   Long-term debt

	As of
	December 31,
(in thousands of U.S. dollars)	2021	2020
Lampung facility:
Export credit tranche	$64,437	$79,324
FSRU tranche	14,688	18,635
$385 million facility:
Commercial tranche	211,774	230,705
Export credit tranche	37,833	44,500
Revolving credit tranche	63,050	48,300
Outstanding principal	391,782	421,464
Lampung facility unamortized debt issuance cost	(2,751)	(2,999)
$385 million facility unamortized debt issuance costs	(2,959)	(3,876)
Total debt	386,072	414,589
Less: Current portion of long-term debt	(46,385)	(59,119)
Long-term debt	$339,687	$355,470

Lampung facility

In September 2013, PT Höegh (the “Borrower”) entered into a secured $299 million term loan facility (as amended, the “Lampung facility”) with a syndicate of banks and an export credit agency for the purpose of financing a portion of the construction of the PGN FSRU Lampung and the Mooring. On December 24, 2021, the commercial tranche’s outstanding amount of $15.5 million was refinanced in full and the Lampung facility was amended and restated. The Partnership is the guarantor for the Lampung facility. The term loan facility includes the commercial tranche, also referred to as the FSRU tranche, and the export credit tranche. The interest rates vary by tranche.

The refinanced FSRU tranche has an interest rate of three months LIBOR plus a margin of 3.75%. The interest rate for the export credit tranche is three months LIBOR plus a margin of 2.3%. The refinanced FSRU tranche and the export credit tranche are repayable and will amortize with equal quarterly installments to zero by June 2026, subject to a cash sweep mechanism. The weighted average interest rate, including the amortization of debt issuance costs and excluding the impact of the associated interest rate swaps, for the years ended December 31, 2021 and 2020 was 3.9% and 4.7% respectively.

The primary financial covenants under the Lampung facility are as follows:

●	Borrower must maintain a minimum debt service coverage ratio of 1.10 to 1.00 for the preceding nine-month period tested on each quarterly repayment date;
●	The Partnership’s consolidated book equity must be greater than the higher of (i) $200 million and (ii) 25% of total assets; and
●	The Partnership’s consolidated working capital (current assets, excluding marked-to-market value of any financial derivative, less current liabilities, excluding marked-to-market value of any financial derivative and the current portion of interest-bearing debt) shall at all times be greater than zero
●	The Partnership’s consolidated free liquid assets (cash and cash equivalents or available draws on credit facilities) must equal or exceed the higher of;
◾	$15 million, and
◾	$2.5 million multiplied by the number of vessels owned or leased by the Partnership (prorated for partial ownership), subject to a cap of $20 million

The refinanced Lampung facility includes certain restrictions on the use of cash generated by PGN FSRU Lampung as well as a cash sweep mechanism. Until the pending arbitration with the charterer of the PGN FSRU Lampung has been terminated, cancelled or favorably resolved, no shareholder loans may be serviced and no dividends may be paid to the Partnership by the Borrower under the Lampung facility. Furthermore, each quarter, 50% of the PGN FSRU Lampung’s generated cash flow after debt service must be applied to pre-pay outstanding loan amounts under the refinanced Lampung facility, applied pro rata across the FSRU and export tranches. The remaining 50% will be retained by the Borrower and pledged in favor of the lenders until the pending arbitration with the charterer of the PGN FSRU Lampung has been terminated, cancelled or favorably resolved. As a consequence, no cash flow from the PGN FSRU Lampung will be available for the Partnership until the pending arbitration has been terminated, cancelled or favorably resolved. This limitation does not prohibit the Partnership from paying distributions to preferred and common unitholders.

In addition, a security maintenance ratio based on the aggregate market value of the PGN FSRU Lampung and any additional security must be at least 120% of the aggregate outstanding loan balance.

As of December 31, 2021 and 2020, the Borrower and the guarantor were in compliance with the financial covenants.

All project agreements and guarantees are assigned to the bank syndicate and the export credit agent and all cash accounts and the shares in PT Höegh and Höegh Lampung are pledged in favor of the bank syndicate and the export credit agent.

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

$385 million facility

On January 29, 2019, the Partnership entered into a loan agreement with a syndicate of banks to refinance the outstanding balances of the Prior Gallant/Grace facility. Höegh LNG Partners LP is the borrower (the “Borrower”) for the senior secured term loan and revolving credit facility (the “$385 million facility”). The aggregate borrowing capacity is $320 million on the senior secured term loan and $63 million on the revolving credit tranche. Hoegh LNG Cyprus Limited, which owns the Höegh Gallant, and Höegh LNG FSRU IV Ltd., the owner of the Höegh Grace (collectively, the “Vessel Owners”), and Höegh LNG Colombia S.A.S., are guarantors for the facility (collectively, the “guarantors”). The facility is secured by, among other things, a first priority mortgage of the Höegh Gallant and the Höegh Grace, an assignment of the Hoegh LNG Cyprus Limited’s, Höegh LNG FSRU IV Ltd.’s, Höegh LNG Colombia S.A.S.’s rights under their respective time charters and earnings and a pledge of the Borrower’s and Guarantor’s cash accounts. The Partnership and its subsidiaries have provided a pledge of shares in Hoegh LNG Cyprus Limited, Höegh LNG FSRU IV Ltd. and Höegh LNG Colombia S.A.S

The senior secured term loan related to the $385 million facility includes a commercial tranche and the export credit tranche. Each tranche is divided into two term loans for each of the Höegh Gallant and the Höegh Grace.

On January 31, 2019, the Partnership drew $320 million under the commercial and the export credit tranches on the $385 million facility to settle $303.2 million and $1.6 million of the outstanding balance and accrued interest, respectively, on the Prior Gallant/Grace facility and used proceeds of $5.5 million to pay arrangement fees due under the $385 million facility. The remaining proceeds of $9.6 million were used for general partnership purposes. On August 12, 2019, the Partnership drew $48.3 million under the revolving credit tranche of the $385 million facility of which $34.0 million was used to repay part of the outstanding balance on the $85 million revolving credit facility due to Höegh LNG. There were no draws during the year ended December 31, 2020. On September 3, 2021, the Partnership drew the remaining $14.7 million available on the revolving credit tranche of the $385 million facility.

The commercial tranche and the revolving credit tranche related to the $385 million facility have an interest rate of LIBOR plus a margin of 2.30%. The commitment fee on the undrawn portion of the revolving credit tranche is approximately 1.6%. The interest rate for the export credit tranche related to the $385 million facility have fixed interest rates and guarantee commissions of 3.98% and 3.88% on the term loans related to the Höegh Gallant and the Höegh Grace, respectively. The commercial tranche is repayable quarterly with a final balloon payment of $136.1 million due in January 2026. The term loans for export credit tranche related to the Höegh Gallant and the Höegh Grace are repayable in quarterly installments with the final payments in October 2026 and April 2028, respectively, assuming the balloon payments of the commercial tranches are refinanced. If not, the export credit agent can exercise a prepayment right for repayment of the total outstanding balance on both the terms loans of the export credit tranche of $9.5 million upon maturity of the commercial tranche. Any outstanding balance on the revolving credit facility is due in full in January 2026. The weighted average interest rate, including the amortization of debt issuance costs and excluding the impact of the associated interest rate swaps, for the years ended December 31, 2021 and 2020 was 2.6% and 3.4%, respectively.

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

o     A ratio of combined EBITDA for the Vessel Owners to debt service (principal repayments, guarantee commission, commitment fees and interest expense) for the preceding twelve months of a minimum of 115%

As of December 31, 2021 and 2020, the Borrower and the Vessel Owners were in compliance with the financial covenants.

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

The $385 million facility provides that if, by January 2024, a charter with a specified rate and backlog has not been obtained for the Höegh Gallant, the revolving credit tranche will be cancelled and early quarterly repayments will be due under the commercial tranche and the export credit tranche. The lenders under the facility have agreed that, provided the NFE Charter remains in effect on such date, it will satisfy the requirement of this provision and no cancellation or repayment will be required.

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

The principal on long-term debt outstanding as of December 31, 2021 was repayable as follows:

(in thousands of U.S. dollars)	Total
2022	$46,385
2023	43,747
2024	43,747
2025	43,748
2026	209,655
2027 and thereafter	4,500
Total	$391,782

13.   Accrued liabilities and other payables

	As of
	December 31,
(in thousands of U.S. dollars)	2021	2020
Accrued operating and administrative expenses	$4,909	$3,042
Accrued interest	2,382	2,641
Current tax payable	1,315	469
Current portion of provision for tax uncertainty (note 6)	2,603	—
Refund liabilities (note 4)	3,976	891
Lease liability	63	39
Other accruals and payables	857	150
Total accrued liabilities and other payables	$16,105	$7,232

Refer to note 4 for additional information on the refund liability to charterers. Refer to note 6 for additional information on the provision for tax uncertainty. Refer to notes 2 and 10 for additional information on the lease liability.

14.   Related party transactions

Income (expenses) from related parties

As described in Related party agreements below, subsidiaries of Höegh LNG have provided administrative services to the Partnership and ship management and/or technical support services for the PGN FSRU Lampung, the Höegh Gallant and the Höegh Grace, as well as leasing the Höegh Gallant. Historically, the service providers for ship management have accounted for the purchases of consumables, spare parts and third party services and subsequently invoiced or re-charged these costs to the vessel owning entities. On April 1, 2021, a new integrated accounting system was implemented by the Höegh LNG group. To improve efficiency, third party invoices for consumables, spare parts and third party services are recorded directly to the accounts of the entities owning the Höegh Gallant and the Höegh Grace. As a result, these costs are no longer regarded as related party expenses which has reduced the Vessel operating expenses for the year ended December 31, 2021 compared with the year ended December 31, 2020.

Related party amounts included in the consolidated statements of income for the years ended December 31, 2021, 2020 and 2019 or included in the consolidated balance sheets as of December 31, 2021 and 2020 are as follows:

(in thousands of U.S. dollars)	2021	2020	2019
Revenues
Time charter revenue Höegh Gallant (1)	$43,551	45,274	$47,173
Operating expenses
Vessel operating expenses (2)	(15,189)	(21,328)	(24,523)
Hours, travel expense and overhead (3) and Board of Directors’ fees (4)	(5,020)	(4,353)	(4,072)
Financial (income) expense
Interest income from joint ventures (5)	376	321	295
Interest expense and commitment fees to Höegh LNG (6)	(946)	(64)	(1,882)
Total	$22,772	19,850	$16,991

	As of
Balance sheet	December 31,
(in thousands of U.S. dollars)	2021	2020
Equity
Contribution from Höegh LNG (7)	$315	$11,850
Issuance of units for Board of Directors’ fees (4)	211	181
Other and contribution from owner (8)	8	109
Total	$534	$12,140
1)	Time charter revenue Höegh Gallant: Subsidiaries of Höegh LNG have leased the Höegh Gallant.

2)	Vessel operating expenses: Subsidiaries of Höegh LNG provide ship management of vessels, including crews and the provision of all other services and supplies.
3)	Hours, travel expenses and overhead: Subsidiaries of Höegh LNG provide management, accounting, bookkeeping and administrative support under administrative service agreements. These services are charges based upon the actual hours incurred for each individual as registered in the time-write system based on a rate which includes a provision for overhead and any associated travel expenses.
4)	Board of Directors’ fees: Total Board of Directors’ fees were $670, $571 and $496 for the years ended December 31, 2021, 2020 and 2019, respectively. Part of the compensation is awarded as common units of the Partnership. Effective June 7, 2021, a total of 11,960 common units were awarded to non-employee directors as compensation of $203 for part of directors’ fees for 2021 under the Höegh LNG Partners LP Long Term Incentive Plan. Effective September 4, 2020 and June 4, 2019, a total of 15,528 and 11,180 common units were awarded to non-employee directors as compensation of $162 and $194, respectively, for part of directors’ fees for 2020 and 2019. The awards were recorded as administrative expense and as an issuance of common units. Common units are recorded when issued.
5)	Interest income from joint ventures: The Partnership and its joint venture partners have provided subordinated financing to the joint ventures as shareholder loans. Interest income for the Partnership’s shareholder loans to the joint ventures is recorded as interest income.
6)	Interest expense and commitment fees to Höegh LNG and affiliates: Höegh LNG and its affiliates provided an $85 million revolving credit facility for general partnership purposes. The Partnership incurred an interest expense on the drawn balance.
7)	Non-cash contribution from/distribution to Höegh LNG: As described under “Indemnification” below, Höegh LNG made indemnification payments to the Partnership or received refunds of indemnification from the Partnership which were recorded as contributions or distributions to equity.
8)	Other and contribution from owner: Höegh LNG granted share-based incentives to certain key employees whose services benefit the Partnership. Related expenses are recorded as administrative expenses and as a contribution from owner since the Partnership is not invoiced for this employee benefit. Effective March 26, 2020, March 21, 2019 and September 14, 2018, the Partnership granted or extended the terms for 8,100, 10,917 and 28,018 phantom units, respectively, to the Chief Executive Officer and Chief Financial Officer of the Partnership. Related expenses are recorded over the vesting period as an administrative expense and as increase in equity. On August 6, 2020, the Partnership announced that the Partnership’s Chief Executive Officer and Chief Financial Officer resigned, which resulted in 15,378 of the phantom units not vesting, resulting in a reduction in administration expense and equity for the forfeited units. The remaining phantom units vested in November 2021. There are no unvested phantom units as of December 31, 2021.

Dividends to Höegh LNG: The Partnership has declared and paid quarterly distributions totaling $14.5 million, $28.5 million and $28.4 million to Höegh LNG for each of the years ended December 31, 2021, 2020 and 2019, respectively.

Receivables and payables from related parties

Amounts due from affiliates

	As of
	December 31,
(in thousands of U.S. dollars)	2021	2020
Amounts due from affiliates	$7,500	$3,639

The amount due from affiliates relates to a receivable for time charter hire from subsidiaries of Höegh LNG for the Höegh Gallant time charter and prefunding for intercompany services. The time charter hire is due 18 days from the receipt of the invoice. Time charter hire is invoiced at the end of the month in arrears.

Amounts due to owners and affiliates

	As of
	December 31,
(in thousands of U.S. dollars)	2021	2020
Amounts due to owners and affiliates	$3,655	$2,600

As of December 31, 2021 and 2020 amounts due to owners and affiliates principally relate to trade payables for services provided by subsidiaries of Höegh LNG.

Revolving credit facility due to owners and affiliates

	As of
	December 31,
(in thousands of U.S. dollars)	2021	2020
Revolving credit facility due to owners and affiliates - non-current portion	$24,942	$18,465

In August 2014, upon the closing of the IPO, the Partnership entered into an $85 million revolving credit facility with Höegh LNG, to be used to fund acquisitions and working capital requirements of the Partnership. The credit facility is unsecured and was repayable on January 1, 2020. On May 28, 2019, the repayment date on the $85 million revolving credit facility was extended to January 1, 2023 and the terms amended for the interest rate to be LIBOR plus a margin of 1.4% in 2019, 3.0% in 2020 and 4.0% thereafter. On April 8, and December 11, 2020, the Partnership was indemnified by Höegh LNG for its share of the joint ventures’ boil-off settlement payments by a reduction of $8.6 million and $3.3 million, respectively, on its outstanding balance on the $85 million revolving credit facility. On April 24, 2020, August 7, 2020 and October 23, 2020, the Partnership drew $4.5 million, $6.6 million and $10.7 million, respectively, on the $85 million revolving credit facility. On March 12, 2021, the Partnership was indemnified by Höegh LNG for its share of the joint ventures’ performance claims for the year ended December 31, 2020, by a reduction of $0.3 million on its outstanding balance on the $85 million revolving credit facility. On May 7, 2021, the Partnership drew $6.0 million on the $85 million revolving credit facility. The outstanding revolving credit facility had a weighted average interest rate for the years ended December 31, 2021 and 2020 of 4.3% and 3.6%, respectively.

The Partnership has received notice from Höegh LNG that it will not extend the $85 million revolving credit facility when it matures on January 1, 2023, and that it will have very limited capacity to extend any additional advances to the Partnership beyond what is currently drawn under such facility. Also, further drawdowns on the $85 million revolving credit facility may be subject to Höegh LNG’s consent because of the Notice of Arbitration (“NOA”) received from the charterer of PGN FSRU Lampung on August 2, 2021.

Related party agreements

In connection with the IPO the Partnership entered into several agreements including:

(i)	An $85 million revolving credit facility with Höegh LNG, which was undrawn at the closing of the IPO;
(ii)	An omnibus agreement with Höegh LNG, the general partner, and Höegh LNG Partners Operating LLC (the “operating company”) governing, among other things:
a.	To what extent the Partnership and Höegh LNG may compete with each other;
b.	The Partnership’s rights of first offer on certain FSRUs and LNG carriers operating under charters of five or more years (“Five-Year Vessels”); and
c.	Höegh LNG’s provision of certain indemnities to the Partnership.

Following the consummation of an amalgamation by Höegh LNG that closed in May 2021, some provisions of the omnibus agreement entered into in connection with the IPO terminated in accordance with their terms, including (i) the prohibition on Höegh LNG from acquiring, owning, operating or chartering any Five-Year Vessels, (ii) the prohibition on us from acquiring, owning, operating or chartering any non-Five-Year Vessels, and (iii) the rights of first offer associated with those rights.

Existing agreements remained in place following the IPO for provision of certain services to the Partnership’s vessel owning joint ventures or entity, of which the material agreements are as follows:

●	The joint ventures are parties to ship management agreements with Höegh LNG Fleet Management AS (“Höegh LNG Management”) pursuant to which Höegh LNG Management provides the joint ventures with technical and maritime management and crewing of the Neptune and the Cape Ann, and Höegh LNG AS (“Höegh Norway”) is a party to a sub-technical support agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides technical support services with respect to the PGN FSRU Lampung; and
●	The joint ventures are parties to commercial and administration management agreements with Höegh Norway, and PT Hoegh LNG Lampung is a party to a technical information and services agreement with Höegh Norway.

Subsequent to the IPO, the Partnership has acquired vessel owning entities. Existing agreements remained in place following the acquisition for the time charter of the Höegh Gallant and receipt of certain services, of which the material agreements are as follows:

●	Hoegh LNG Cyprus Limited acting through its Egyptian Branch had a lease and maintenance agreement (the “time charter”) with EgyptCo for the lease and maintenance of the Höegh Gallant and the provision of crew and certain ship management services for a combined daily hire rate. The time charter started in April 2015 and expired in April 2020;
●	On April 30, 2020, the Partnership entered into the Suspended Gallant Charter with a subsidiary of Höegh LNG for the time charter of the Höegh Gallant and the provision of crew and certain ship management services for use as either an FSRU or an LNG carrier for a combined daily hire rate. The terms of the agreement were approved by the Partnership’s board of directors and the conflicts committee. The Suspended Gallant Charter commenced on May 1, 2020 and expired March 2022, when the NFE Charter commenced.
●	Hoegh LNG Cyprus Limited is party to a ship management agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides the technical management of the Höegh Gallant, and Hoegh LNG Maritime Management Pte. Ltd. (“Höegh Maritime Management”) is a party to a secondment agreement, as amended, with Hoegh LNG Cyprus Limited pursuant to which Höegh Maritime Management provides qualified crew for the Höegh Gallant.The Partnership expects that these two agreements will be suspended by mutual consent of the parties in connection with the commencement of the NFE Charter; and
●	Hoegh LNG Cyprus Limited is party to a management agreement with Höegh Norway, pursuant to which Höegh Norway provides administrative, commercial and technical management services, each as instructed from time to time by Hoegh LNG Cyprus Limited.

The Partnership has entered into an agreement to suspend the Suspended Gallant Charter, with effect from the commencement of the NFE Charter on March 20, 2022, and a make-whole agreement pursuant to which Höegh LNG's subsidiary will compensate the Partnership monthly for the difference between the charter rate earned under the NFE Charter and the charter rate earned under the Suspended Gallant Charter with the addition of a modest increase until July 31, 2025, the original expiration date of the Suspended Gallant Charter.

In connection with the commencement of the Höegh Gallant under the NFE Charter in March 2022, Höegh LNG Jamaica Ltd. has entered into several agreements with affiliates of Höegh LNG to provide services related to the Höegh Gallant:

●	a ship management agreement with Höegh LNG Management pursuant to which Höegh LNG Management provides the technical management of the Höegh Gallant;
●	a commercial consulting agreement with Höegh Norway to provide support related to certain commercial admisintrative services, project execution services and commercial operations services;
●	a crew recruitment consulting services agreement with Höegh Maritime Management to provide professional consulting services in connection with recruitment of crew and other employees; and
●	an agreement for provision of professional payment services with Höegh Maritime Management to provide services in connection with the payment of monthly salaries to the crew and employees working on the vessel.

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

Indemnifications

Other indemnifications:

Under the omnibus agreement Höegh LNG agreed to indemnify the Partnership for, among other items, losses related to certain tax liabilities attributable to the operation of the assets contributed or sold to the Partnership prior to the time they were contributed or sold. Pursuant to a letter agreement dated August 12, 2015, Höegh LNG confirmed that the indemnification provisions of the omnibus agreement include indemnification for all non-budgeted, non-creditable Indonesian value added taxes and non-budgeted Indonesian withholding taxes, including any related impact on cash flow from PT Hoegh LNG Lampung and interest and penalties associated with any non-timely Indonesian tax filings related to the ownership or operation of the PGN FSRU Lampung and the Mooring whether incurred (i) prior to the closing date of the IPO, (ii) after the closing date of the IPO to the extent such taxes, interest, penalties or related impact on cash flows relate to periods of ownership or operation of the PGN FSRU Lampung and the Mooring and are not subject to prior indemnification payments or deemed reimbursable by the charterer under its audit of the taxes related to the PGN FSRU Lampung time charter for periods up to and including June 30, 2015, or (iii) after June 30, 2015 to the extent withholding taxes exceed the minimum amount of withholding tax due under Indonesian tax regulations due to lack of documentation or untimely withholding tax filings.

No indemnification claim was filed or received for the years ended December 31, 2021 and 2020. For the year ended December 31, 2019, the Partnership refunded to Höegh LNG approximately $0.1 million related to insurance proceeds received related to the warranty provision and costs for previous years determined to be reimbursable by the charterer. Refer to note 17.

Under the contribution, purchase and sale agreement entered into with respect to the purchase of the Höegh Gallant entities, Höegh LNG will indemnify the Partnership for, among other items:

1.	losses from breach of warranty;
2.	losses related to certain tax liabilities attributable to the operation of the Höegh Gallant prior to the closing date; and
3.	any recurring non-budgeted costs owed to Höegh LNG Management with respect to payroll taxes.

No indemnification claims were filed or received for the years ended December 31, 2021, 2020 and 2019.

Under the contribution, purchase and sale agreements entered into with respect to the acquisitions of the 51% and 49% ownership interests in the Höegh Grace entities, Höegh LNG will indemnify the Partnership for, among other items:

●	losses from breach of warranty;
●	losses related to certain environmental liabilities, damages or repair costs and tax liabilities attributable to the operation of the Höegh Grace prior to the closing date; and
●	any recurring non-budgeted costs owed to tax authorities with respect to payroll taxes, taxes related to social security payments, corporate income taxes (including income tax for equality and surcharge on income tax for equality), withholding tax, port associations, local Cartagena tax, and financial transaction tax, including any penalties associated with taxes to the extent not reimbursed by the charterer.

No indemnification claims were filed or received for the years ended December 31, 2021, 2020 and 2019.

On September 27, 2017, the Partnership entered into an indemnification agreement with Höegh LNG with respect to the boil-off claims under the Neptune and Cape Ann time charters, pursuant to which Höegh LNG will, among other things, indemnify the Partnership for its share of any losses and expenses related to or arising from the failure of either Neptune or Cape Ann to meet the performance standards related to the daily boil-off of LNG under their respective time charters (including any cash impact that may result from any settlement with respect to such claims). For the year ended December 31, 2020, the Partnership was indemnified by Höegh LNG for its share of the joint-ventures boil-off settlement payments to its charter by a reduction of $11.9 million on its outstanding balance on the $85 million revolving credit facility from Höegh LNG. Indemnification payments and the non-cash settlements were recorded as contribution to equity and increases to equity respectively. On March 12, 2021, the Partnership was indemnified by Höegh LNG for its share of the joint ventures’ performance claims for the year ended December 31, 2020 by a reduction of $0.3 million in its outstanding balance on the $85 million revolving credit facility from Höegh LNG. No indemnification claims were made or received by the Partnership subsequent to March 12, 2021. Refer to note 17.

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

		As of		As of
		December 31, 2021		December 31, 2020
		Carrying	Fair	Carrying	Fair
		amount	value	amount	value
		Asset	Asset	Asset	Asset
(in thousands of U.S. dollars)	Level	(Liability)	(Liability)	(Liability)	(Liability)
Recurring:
Cash and cash equivalents	1	$42,519	42,519	31,770	$31,770
Restricted cash	1	19,401	19,401	19,293	19,293
Derivative instruments	2	(12,870)	(12,870)	(26,475)	(26,475)
Other:
Amounts due from affiliate	2	7,500	7,500	3,639	3,639
Advances (shareholder loans) to joint ventures	2	7,511	7,993	4,153	4,305
Current amounts due to owners and affiliates	2	(3,655)	(3,655)	(2,600)	(2,600)
Lampung facility	2	(76,374)	(79,253)	(94,960)	(99,295)
$385 million facility	2	(309,698)	(311,027)	(319,629)	(323,342)
Revolving credit facility due to owners and affiliates	2	$(24,942)	(23,954)	(18,465)	$(16,987)

Financing receivables and net investment in financing lease

The following table contains a summary of the class of financial asset, year of origination and the method by which the credit quality is monitored on a quarterly basis:

Class		Credit Quality		As of December 31,
(in thousands of U.S. dollars)	Year	Indicator	Grade	2021	2020
Advances/shareholder loans to joint ventures	2006	Collection experience	Performing	$7,511	$4,153
Net investment in financing lease	2014	Credit Information	Performing	$269,288	$274,257

The shareholder loans to joint ventures are classified as advances to joint ventures in the consolidated balance sheet. Refer to note 9.

Refer to note 2 for information related to the allowance for expected credit losses recorded on January 1, 2020. For the years ended December 31, 2021 and 2020, there was no change in the allowance for expected credit losses following the cumulative effect of adopting the new standard. For the net investment in financing lease, the Partnership monitors quarterly actual credit losses, forecasts of LNG demand and changes in charterer or guarantor-specific publicly available financial and credit information in developing expected credit losses. The Partnership has never incurred actual credit losses related to the net investment in financing lease. The Partnership measures the allowance for credit losses for the net investment in financing lease using the probability of default and loss given default method.

16.   Risk management and concentrations of risk

Derivative instruments can be used in accordance with the overall risk management policy.

Interest rate risk, derivative instruments and cash flow hedges

Cash flow hedging strategy

The Partnership is exposed to fluctuations in cash flows from floating interest rate exposure on its long-term debt used principally to finance its vessels. Interest rate swaps are used for the management of the floating interest rate risk exposure. The interest rate swaps have the effect of converting a portion of the outstanding debt from a floating to a fixed rate over the life of the interest rate swaps. Interest rate swaps exchange a receipt of floating interest for a payment of fixed interest which reduces the exposure to interest rate variability on the Partnership’s outstanding floating-rate debt over the life of the interest rate swaps. As of December 31, 2021 and 2020, there were interest rate swap agreements related to the Lampung facility (“Lampung interest rate swaps”) and the commercial tranche of the $385 million facility (“$385 million interest rate swaps”) floating rate debt that are designated as cash flow hedges for accounting purposes. As of December 31, 2021, the following interest rate swap agreements were outstanding:

			Fair
			value		Fixed
	Interest		carrying		interest
	rate	Notional	amount		rate
(in thousands of U.S. dollars)	index	amount	liability	Term	(1)
LIBOR-based debt
Lampung interest rate swaps (2)	LIBOR	$64,437	$(2,476)	Sep 2026	2.800%
$385 million facility swaps (2)	LIBOR	$52,086	$(2,869)	Jan 2026	2.941%
$385 million facility swaps (2)	LIBOR	$52,086	$(2,610)	Oct 2025	2.838%
$385 million facility swaps (2)	LIBOR	$52,086	$(2,527)	Jan 2026	2.735%
$385 million facility swaps (2)	LIBOR	$52,086	$(2,388)	Jan 2026	2.650%
1)	Excludes the margins paid on the floating-rate debt.
2)	All interest rate swaps are U.S. dollar denominated and the notional amount reduces quarterly from the effective date of the interest rate swaps.

The Borrower under the Lampung facility entered five forward starting swap agreements with identical terms for a total notional amount of $237.1 million with an effective date of March 17, 2014. The swaps amortize over 12 years to match the amortization profile of the Lampung facility and exchange 3-month USD LIBOR variable interest payments for fixed rate payments at 2.8%. The interest rate swaps were designated for accounting purposes as cash flow hedges of the variable interest payments on the Lampung facility. As of December 29, 2014, a prepayment of $7.9 million on the Lampung facility occurred which resulted in an amendment of the original interest rate swaps and the hedge was de-designated for accounting purposes. The other terms of the amended interest rate swaps did not change but the nominal amount of the interest rate swaps was reduced to match the outstanding debt. The amended interest rate swaps were re-designated as a cash flow hedge for accounting purposes. The FSRU tranche of the Lampung facility was refinanced on December 24, 2021. Borrowings under the export credit tranche continue to be hedged with the interest rate swaps, while the refinanced FSRU tranche is unhedged.

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

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the consolidated balance sheets. All derivatives are designated as cash flow hedging instruments.

	Current	Long-term	Current	Long-term
	assets:	assets:	liabilities:	liabilities:
	derivative	derivative	derivative	derivative
(in thousands of U.S. dollars)	instruments	instruments	instruments	instruments
As of December 31, 2021
Interest rate swaps	$—	$—	$(5,239)	$(7,631)
As of December 31, 2020
Interest rate swaps	$—	$—	$(6,945)	$(19,530)

The following effects of cash flow hedges relating to interest rate swaps are included in interest expense and income tax expense in the consolidated statements of income which are the same lines as the earnings effects of the hedged item for the years ended December 31, 2021 and 2020.

	Year ended
	December 31, 2021
	Interest	Income tax
(in thousands of U.S. dollars)	expense	benefit
Gain (loss) on interest rate swaps in cash flow hedging relationships:
Reclassification from accumulated other comprehensive income included in hedge effectiveness	$(8,417)	$—
Amortization of amount excluded from hedge effectiveness	750	—
Reclassification discontinued hedge and initial fair value from accumulated other comprehensive income based on amortization approach	(1,024)	187
Total gains (losses) on derivative instruments	$(8,691)	$187

	Year ended
	December 31, 2020
	Interest	Income tax
(in thousands of U.S. dollars)	expense	benefit
Gain (loss) on interest rate swaps in cash flow hedging relationships:
Reclassification from accumulated other comprehensive income included in hedge effectiveness	$(5,849)	$—
Amortization of amount excluded from hedge effectiveness	851	—
Reclassification discontinued hedge and initial fair value from accumulated other comprehensive income based on amortization approach	(1,024)	262
Total gains (losses) on derivative instruments	$(6,022)	$262

The settlement of cash flow hedge related to the interest rate swaps for Prior Gallant/Grace facility. The Prior Gallant/Grace interest rate swaps were terminated when the facility was extinguished on January 31, 2019. Due to the termination, the counterparties of the Prior Gallant/Grace facility interest rate swaps paid settlement amounts resulting in a gain on the settlement of the cash flow hedge.

The effect of cash flow hedges relating to interest rate swaps and the related tax effects on other comprehensive income, changes in accumulated OCI and on earnings is as follows as of and for the years ended December 31, 2021 and 2020.

	Cash Flow Hedge
	Accumulated other comprehensive income			Earnings
	Before tax		Accumulated
	gains	Tax benefit	OCI:	Interest	Tax
(in thousands of U.S. dollars)	(losses)	(expense)	Net of tax	expense	benefit
Accumulated OCI as of December 31, 2020	$(29,486)	(86)	$(29,572)
Effective portion of unrealized loss on cash flow hedge	4,438	—	4,438
Reclassification from accumulated other comprehensive income included in hedge effectiveness	8,417	—	8,417	(8,417)	—
Reclassification discontinued hedge and initial fair value from accumulated other comprehensive income based on amortization approach	1,024	(187)	837	(1,024)	187
Other comprehensive income for period	13,879	(187)	13,692
Reclassification from accumulated other comprehensive income included in hedge effectiveness of joint ventures	181	—	181
Total other comprehensive income for period	14,060	(187)	13,873
Accumulated OCI as of December 31, 2021	$(15,426)	(273)	$(15,699)
Gain (loss) reclassified to earnings				$(9,441)	$187

	Cash Flow Hedge
	Accumulated other comprehensive income			Earnings
	Before tax		Accumulated
	gains	Tax benefit	OCI:	Interest	Tax
(in thousands of U.S. dollars)	(losses)	(expense)	Net of tax	expense	benefit
Accumulated OCI as of December 31, 2019	$(18,119)	176	$(17,943)
Effective portion of unrealized loss on cash flow hedge	(18,240)	—	(18,240)
Reclassification from accumulated other comprehensive income included in hedge effectiveness	5,849	—	5,849	(5,849)	—
Reclassification discontinued hedge and initial fair value from accumulated other comprehensive income based on amortization approach	1,024	(262)	762	(1,024)	262
Other comprehensive income for period	(11,367)	(262)	(11,629)
Accumulated OCI as of December 31, 2020	$(29,486)	(86)	$(29,572)
Gain (loss) reclassified to earnings				$(6,873)	$262

On November 30, 2021, the SRV Joint Gas Ltd. the joint venture owning the Neptune, closed a refinancing of the Neptune facility. The interest rate swaps entered into under the previous Neptune facility were novated from the previous group of swap providers to the new lenders and restructured to match the refinanced Neptune facility’s loan amount and amortization plan, hence hedge accounting has been applied for SRV Joint Gas Ltd. as from the date of refinancing. The Partnership’s share of fair value changes for derivative instruments qualifying as cash flow hedges for SRV Joint Gas Ltd. which is accounted for under the equity accounting method is included in other comprehensive income.

As of December 31, 2021, the estimated amounts to be reclassified from accumulated other comprehensive income to earnings during the next twelve months is $7.9 million.

Foreign exchange risk

All financing, interest expenses from financing and most of the Partnership’s revenue and expenditures for vessel improvements are denominated in U.S. dollars. Certain operating expenses can be denominated in currencies other than U.S. dollars. For the years ended December 31, 2021, 2020 and 2019, no derivative instruments have been used to manage foreign exchange risk.

Credit risk

Credit risk is the exposure to credit loss in the event of non-performance by the counterparties related to cash and cash equivalents, restricted cash, trade receivables, net investment in financing lease, amounts due from affiliates and interest rate swap agreements. Further, the Partnership has future exposure for Höegh LNG’s ability to make payments to the Partnership under the Suspension and Make-Whole Agreements, for the technical modifications of the vessels and any prospective boil-off claims or other direct impacts of the boil-off settlement agreement. Refer to note 17. In order to minimize counterparty risk, bank relationships are established with counterparties with acceptable credit ratings at the time of the transactions. Credit risk related to receivables is limited by performing ongoing credit evaluations of the customers’ or counterparty’s financial condition. PGN guarantees PGN LNG's obligations under the PGN FSRU Lampung time charter. NFE Atlantic Holdings LLC, a subsidiary of New Fortress, guarantees the performance of the charterer under the NFE Charter, subject to a cap on its total liability. Refer to note 2 for a discussion of the allowance for expected credit loss.

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

17.   Commitments and contingencies

Contractual commitments

As of December 31, 2021, the Partnership has no material commitments for capital expenditures. However, during the fourth quarter of 2021, the Höegh Gallant was modified and prepared for performance under the NFE Charter, and incurred expenditures of $4.9 million during the quarter. No off-hire occurred during the fourth quarter of 2021. Pursuant to an agreement entered into with Höegh LNG’s subsidiary, in February 2022 the Partnership received indemnification payments for 50% of the amount of expenditures incurred in the fourth quarter of 2021.

As of December 31, 2021, there were no material contractual purchase commitments.

Claims and Contingencies

Joint ventures boil-off settlement

Under the Neptune and the Cape Ann time charters, the joint ventures undertake to ensure that the vessel always meets specified performance standards during the term of the time charters. The performance standards include the vessel not exceeding a maximum average daily boil-off of LNG, subject to certain contractual exclusions, as specified in the time charter. Pursuant to the charters, the hire rate is subject to deduction by the charterer of, among other things, sums due in respect of the joint ventures’ failure to satisfy the specified performance standards during the period. On September 8, 2017, the charterer notified the joint ventures that it was formally making a claim for compensation in accordance with the provisions of the charters for a stated quantity of LNG exceeding the maximum average daily boil-off since the beginning for the charters. Accruals are recorded for loss contingencies or claims when it is probable that a liability will be incurred, and the amount of loss can be reasonably estimated. As of September 30, 2017, the joint ventures determined the liability associated with the boil-off claim was probable and could be reasonably estimated resulting in a total accrual of $23.7 million which was recorded as a reduction of time charter revenues in the third quarter of 2017. As a precaution, the joint ventures suspended payments on their shareholder loans as of September 30, 2017 pending the outcome of the boil-off claim. Refer to note 8. The Partnership’s 50% share of the accrual was approximately $11.9 million. The claim was referred to arbitration.

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

On March 12, 2021, the Partnership was indemnified by Höegh LNG for its share of joint ventures performance claims for the year ended December 31, 2020 by a reduction of $0.3 million in its outstanding balance on the $85 million revolving credit facility from Höegh LNG. No indemnification claims were made or received by the Partnership subsequent to March 12, 2021.

Indonesian corporate income tax

Based upon the Partnership’s experience in Indonesia, tax regulations, guidance and interpretation in Indonesia may not always be clear and may be subject to alternative interpretations or changes in interpretations over time. The Partnership’s Indonesian subsidiary is subject to examination by the Indonesian tax authorities for corporate income tax for up to five years following the completion of a fiscal year. On January 22, 2021, the Partnership’s Indonesian subsidiary received a letter from the Indonesian tax authorities that there will be an examination by the Indonesian tax authorities for the tax return from 2019 during 2021. As of December 31, 2021, the open years for examination by the Indonesian tax authorities are 2017, 2018, 2020 and 2021. Additionally, in April 2022 the Partneship’s Indonesian subsidiary received a letter from the Indonesian tax authorities raising certain questions and requiring certain additional information about the tax return for 2018. The examinations may lead to ordinary course adjustments or proposed adjustments to the subsidiary’s taxes with respect to years under examination. Future examinations may or may not result in changes to the Partnership’s provisions on tax filings for the open tax years that remain subject to a potential tax audit in Indonesia. The as-filed tax position for the open tax years was to take a tax deduction for the interest expense on the internal promissory note. For 2019, see Indonesian 2019 tax audit below. For this tax position, the Partnership concluded that it does not have the level of evidence necessary to support a conclusion that the tax position is more-

likely-than-not of being sustained. Accordingly, unrecognized tax benefits for uncertain tax positions increased during 2021. As of December 31, 2021 and 2020, the unrecognized tax benefits for uncertain tax positions were $9.0 million and $2.7 million, respectively.

Indonesian 2019 tax audit

In June 2021, the tax audit for the Partnership’s Indonesian subsidiary’s, the owner of the PGN FSRU Lampung, 2019 tax return was completed. The main finding was that the internal promissory note was reclassified from debt to equity such that 100% of the accrued interest was disallowed. The Indonesian subsidiary filed an Objection Request with the Central Jakarta Regional Tax Office on September 24, 2021. The Partnership and its Indonesian subsidiary disagree with the conclusion. However, the Partnership and its Indonesian subsidiary may not be successful in the appeal and have expensed and paid the additional tax for 2019 including penalties of a total of $2.7 million as of December 31, 2021. Additionally, and as described above and under Indonesian corporate income tax, the Indonesian subsidiary recorded an increase in the tax provision, or liability, of $9.5 million during 2021 for the potential future obligation to the tax authorities for a disallowed interest deduction compared with its position for open years. During 2021, the Indonesian subsidiary recorded a decrease in the tax provision of $3.2 million for the expiration of the statute of limitations for 2016.

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

Colombian Municipal Industry and Commerce Tax

On April 1, 2022, the Partnership’s Colombian subsidiary received a notification from the Tax Administration of Cartagena assessing a penalty of approximately $1.8 million for failure to file the 2016 to 2018 Municipal Industry and Commerce Tax (“ICT”) returns. ICT is imposed on gross receipts on customer invoices and is similar to a sales tax. The municipal tax authorities have alleged that the customer invoices are for industrial activities performed within the municipal jurisdiction. However, all of the Colombian subsidiary’s activities take place offshore which is outside of the Municipality’s borders. According to Colombian law, municipalities do not have jurisdiction over maritime waters or low-tide areas. Management intends to deny the allegations and file an appeal to vigorously defend the Colombian subsidiary’s position. Accruals for loss contingencies are recorded when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Management, with advice of its outside legal advisors, has assessed the status of this matter and has concluded that an adverse judgment after concluding an appeals process is not probable. As a result, no provision has been made in the consolidated financial statements. Management estimates the range of possible loss for 2016-2021, including accrued interest, to be approximately $1.3 million to $2.9 million as of December 31, 2021, plus additional accrued interest thereon until final disposition of the ICT allegation.

PGN FSRU Lampung Arbitration

As previously reported, by letter dated July 13, 2021, the charterer under the lease and maintenance agreement for the PGN FSRU Lampung (“LOM”) raised certain issues with PT Hoegh LNG Lampung in relation to the operations of the PGN FSRU Lampung and the LOM and by further letter dated July 27, 2021, stated that it would commence arbitration against PT Hoegh LNG Lampung. On August 2, 2021 the charter served a notice of arbitration (“NOA”) to declare the LOM null and void, and/or to terminate the LOM, and/or seek damages. PT Hoegh LNG Lampung has served a reply refuting the claims as baseless and without legal merit and has also served a counterclaim against the charterer for multiple breaches of the LOM and a claim against the parent company of the charterer for the fulfilment of the charterer’s obligations under the LOM as stated in a guarantee provided by the parent company, with a claim for damages. PT Hoegh LNG Lampung will take all necessary steps and will vigorously defend the charterer’s claims in the legal process.

No assurance can be given at this time as to the outcome of the dispute with the charterer of the PGN FSRU Lampung. Notwithstanding the NOA, both parties have continued to perform their respective obligations under the LOM.

The Securities Class Action

On October 27, 2021, a federal securities class action lawsuit was filed against the Partnership and certain of its current and former officers in the United States District Court for the District of New Jersey. The name of the case is In re Höegh LNG Partners LP Securities Litigation, Case No. 2:21-cv-19374-KM-JBC. The complaint alleges that the Partnership made materially false and misleading statements about its business and operations, and seeks unspecified damages, attorneys' fees and any other relief the court deems proper. On March 11, 2022, the Court appointed lead plaintiffs and lead counsel for the class, and the Court has issued a schedule for the filing of a consolidated amended complaint and briefing on defendants’ anticipated motion to dismiss. The Partnership believes the allegations in this suit are without merit and intends to vigorously defend against it. As a result of the uncertainty regarding the outcome of this matter, no provision has been made in the Consolidated Financial Statements.

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

No indemnification claim was filed for the year ended December 31, 2021 and 2020. For the year ended December 31, 2019, the Partnership refunded to Höegh LNG approximately $0.1 million related to insurance proceeds received related to the warranty provision and costs for previous years determined to be reimbursable by the charterer. Refer to note 14.

18.   Supplemental cash flow information

	Year ended December 31,
(in thousands of U.S. dollars)	2021	2020	2019
Supplemental disclosure for cash paid during the year for:
Interest expense	$(19,369)	(22,265)	$(22,683)
Income taxes	(4,527)	(1,669)	(3,066)
Supplemental disclosure of non-cash investing activities:
Non-cash expenditures for vessel and other equipment	—	—	(43)
Supplemental disclosure of non-cash financing activities:
Non-cash indemnifications received	$315	11,850	$—

Refer to note 14 for information on non-cash indemnification received.

19.   Issuance of common units and Series A preferred units

From the commencement of the Prior ATM program in January 2018 through December 31, 2021, the Partnership sold 2,489,325 Series A preferred units and 358,869 common units under the ATM programs and received net proceeds of $63.2 million and $6.4 million, respectively. The compensation paid to the Agent for such sales was $1.3 million.

For the year ended December 31, 2021, the Partnership sold (i) an aggregate of 52,603 common units under the ATM program at an average gross sales price of $15.75 per unit and received net proceeds, after sales commissions, of $0.8 million and (ii) an aggregate of 336,992 Series A preferred units at an average gross sales price of $25.12 per unit and received net proceeds, after sales commissions, of $8.3 million. The compensation paid to the Agent for such sales was $0.2 million. Proceeds in the table below are included for all units issued for the year ended December 31, 2021.

	December 31, 2021
		Series A
	Common	preferred
(in thousands of U.S. dollars)	units	units	Total
Gross proceeds for units issued	$829	8,467	$9,296
Less: Commissions	(11)	(149)	(160)
Net proceeds for units issued	$818	8,318	$9,136

For the year ended December 31, 2020, the Partnership did not issue any common units under the ATM program. For the year ended December 31, 2020, the Partnership sold 126,743 Series A preferred units at an average gross sales price of $25.50 per unit for net proceeds, after sales commissions, of $3.2 million. The compensation paid to the Agent for such sales was $0.1 million. Proceeds in the table below are included for all units issued for the year ended December 31, 2020.

	Year ended December 31, 2020
		Series A
	Common	preferred
(in thousands of U.S. dollars)	units	units	Total
Gross proceeds for units issued	$—	3,231	$3,231
Less: Commissions	—	(57)	(57)
Net proceeds for units issued	$—	3,174	$3,174

For the year ended December 31, 2019, the Partnership sold 53,160 common units at an average gross sales price of $19.60 per unit for net proceeds, after sales commissions, of $1.0 million. For the year ended December 31, 2019, the Partnership sold 496,520 Series A preferred units at an average gross sales price of $26.79 per unit for net proceeds, after sales commissions, of $13.1 million. The compensation paid to the Agent for such sales was $0.2 million. Proceeds in the table below are included for all units issued for the year ended December 31, 2019.

	Year ended December 31, 2019
		Series A
	Common	preferred
(in thousands of U.S. dollars)	units	units	Total
Gross proceeds for units issued	$1,042	13,298	$14,340
Less: Commissions	(13)	(233)	(246)
Net proceeds for units issued	$1,029	13,065	$14,094

20.   Common, subordinated and preferred units

The following table shows the movements in the number of common units, subordinated units and preferred units during the years ended December 31, 2021, 2020 and 2019:

		Common		8.75%
	Common	Units		Series A
	Units	Höegh	Subordinated	Preferred
(in units)	Public	LNG	Units	Units
December 31, 2018	17,944,701	2,101,438	13,156,060	6,129,070
June 4, 2019; Awards to non-employee directors as compensation for directors' fees	8,944	—	—	—
July 16, 2019; Awards to non-employee directors as compensation for directors' fees	2,236	—	—	—
August 16, 2019; Subordinated units converted to common units	—	13,156,060	(13,156,060)	—
Phantom units issued to CEO/CFO during 2019	19,745	—	—	—
ATM program (from January 1, 2019 to December 31, 2019)	53,160	—	—	496,520
December 31, 2019	18,028,786	15,257,498	—	6,625,590
September 4, 2020; Awards to non-employee directors as compensation for directors' fees	3,882	—	—	—
September 15, 2020; Awards to non-employee directors as compensation for directors' fees	7,764	—	—	—
October 23, 2020; Awards to non-employee directors as compensation for directors' fees	3,882	—	—	—
Phantom units issued to CEO/CFO during 2020	6,627	—	—	—
ATM program (from January 1, 2020 to December 31, 2020)	—	—	—	126,743
December 31, 2020	18,050,941	15,257,498	—	6,752,333
June 21, 2021; Awards to non-employee directors as compensation for directors' fees	7,176	—	—	—
July 12, 2021; Awards to non-employee directors as compensation for directors' fees	2,392	—	—	—
July 16, 2021; Awards to non-employee directors as compensation for directors' fees	2,392	—	—	—
ATM program (from January 1, 2021 to December 31, 2021)	52,603	—	—	336,992
December 31, 2021	18,115,504	15,257,498	—	7,089,325

The subordination period, as defined in the Second Amended and Restated Agreement of Limited Partnership of Höegh LNG Partners LP, for the subordinated units ended on August 16, 2019. All of the subordinated units, which were owned by Höegh LNG, converted to common units on a one-for-one basis. As of December 31, 2021 and 2020, Höegh LNG owned 15,257,498 common units.

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

21.   Earning per unit and cash distributions

The calculation of basic and diluted earnings per unit are presented below:

	Year ended December 31,
(in thousands of U.S. dollars, except per unit numbers)	2021	2020	2019
Net income	$59,995	63,145	$52,741
Adjustment for:
Preferred unitholders’ interest in net income	15,508	14,802	13,850
Limited partners' interest in net income	44,487	48,343	38,891
Less: Dividends paid or to be paid (1)	(16,080)	(60,222)	(60,149)
Under (over) distributed earnings	28,407	(11,879)	(21,258)
Under (over) distributed earnings attributable to:
Common units public	15,420	(6,437)	(11,514)
Common units Höegh LNG	12,987	(5,442)	(3,211)
Subordinated units Höegh LNG (4)	—	—	(6,533)
	$28,407	(11,879)	$(21,258)
Basic weighted average units outstanding (in thousands)
Common units public	18,106	18,034	17,986
Common units Höegh LNG	15,257	15,257	7,039
Subordinated units Höegh LNG (4)	—	—	8,218

Diluted weighted average units outstanding (in thousands)
Common units public	18,117	18,037	17,995
Common units Höegh LNG	15,257	15,257	7,039
Subordinated units Höegh LNG (4)	—	—	8,218

Basic and diluted earnings per unit (2):
Common unit public	$1.32	$1.40	$1.12
Common unit Höegh LNG (3)	$1.35	$1.51	$1.84
Subordinated unit Höegh LNG (3) (4)	$—	$—	$0.70
(1)	Includes all distributions paid or to be paid in relationship to the period, regardless of whether the declaration and payment dates were prior to the end of the period and is based the number of units outstanding at the period end.
(2)	Effective March 26, 2020, the Partnership granted 8,100 phantom units to the CEO/CFO of the Partnership. One-third of such phantom units vest as of November 30, 2021, 2022 and 2023, respectively. Effective March 21, 2019, the Partnership granted 10,917 phantom units to the CEO/CFO of the Partnership. One-third of such phantom units vested as of November 30, 2019, 2020 and 2021, respectively. Effective March 23, 2018, the Partnership granted 14,584 phantom units to the then-serving CEO/CFO of the Partnership. One-third of such phantom units vested as of November 30, 2019, 2020 and 2021, respectively. Effective June 3, 2016, the Partnership granted 21,500 phantom units to the then-serving CEO/CFO of the Partnership. One-third of such phantom units vested as of December 31, 2017, November 30, 2018 and November 30, 2019, respectively. On September 14, 2018, the plan was amended to extend the terms and conditions of such unvested units for the grants effective March 23, 2017 and June 3, 2016 of the then-serving CEO/CFO that resigned as CEO/CFO of the Partnership. The phantom units impacted the diluted weighted average units outstanding. As a result of the resignation of the CEO/CFO of the Partnership in August 2020, a total of 15,378 of the unvested phantom units terminated.
(3)	Includes total amounts attributable to incentive distributions rights of $400, $1,598 and $1,597 for the years ended December 31, 2021, 2020 and 2019, respectively. For the year ended December 31, 2021 and 2020, the full amount was attributable to common units owned by Höegh LNG. For the year ended December 31, 2019, $908 and $688 was attributed to common units owned by Höegh LNG and to subordinated units owned by Höegh LNG, respectively.

(4)	On August 16, 2019, all subordinated units converted into common units on a one-for-one basis.

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

22.   Subsequent events

On February 15, 2022, the Partnership paid a cash distribution of $0.3 million, or $0.01 per common unit, with respect to the three months ended December 31, 2021.

On February 15, 2022, the Partnership paid a cash distribution of $3.9 million, or $0.546875 per Series A preferred unit, for the period commencing on November 15, 2021 to February 14, 2022.

On February 24, 2022, the Russian attack on Ukraine started. It may lead to further regional and international conflicts or armed action. It is possible that such conflict could disrupt supply chains and cause instability in the global economy. Additionally, the ongoing conflict could result in the imposition of further economic sanctions by the United States and the European Union against Russia. While much uncertainty remains regarding the global impact of the invasion, it is possible that such tensions could adversely affect the Partnership’s business, financial condition, results of operation and cash flows. Furthermore, it is possible that third parties with whom the Partnership has charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect its operations.

On March 20, 2022, the Höegh Gallant commenced FSRU operations under the NFE Charter with subsidiaries of New Fortress.

On April 1, 2022, the Partnership’s Colombian subsidiary received a notification from the Tax Administration of Cartagena assessing a penalty of approximately $1.8 million for failure to file the 2016 to 2018 ICT returns. Refer to note 17 under “Claims and Contingencies” and “Colombian Municipal Industry and Commerce Tax” for details and management’s assessment.